82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

02031216

REGISTRANT'S NAME: Beijing Beida Jade Bird Universal Sci-Tech Company, Ltd.

*CURRENT ADDRESS: Room 1715
Corporate Square, No 35 Financial Street
Xi Cheng District
Beijing 100032 PRC

**FORMER NAME: ______

**NEW ADDRESS: ______

PROCESSED
APR 17 2002
THOMSON
FINANCIAL

FILE NO. 82- 5262 FISCAL YEAR 12/31/00

** Complete for initial submissions only ** Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☐
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DATE: 3/7/02

Tab A to Application Dated February 28, 2002 to the Securities and Exchange Commission

	Date of Release	Documents
1.	22/02/2002	Announcement (Clarification of announcement dated 21/02/02)
2.	21/02/2002	Announcement (Clarification of press articles)
3.	20/02/2002	Announcement (Results of SGM)
4.	05/02/2002	Announcement (Connected Transaction – Acquisition Agreement)
5.	01/02/2002	Notice of H Shares Class Meeting
6.	31/01/2002	Announcement (Change of principal place of business in the PRC)
7.	31/12/2001	Circular (Major transaction – Proposed investment in SMIC)
8.	28/12/2001	Announcement (Further Announcement – Investment in SMIC International)
9.	14/12/2001	Announcement (Clarification of press article)
10.	06/12/2001	Announcement (Unusual volume movement)
11.	14/11/2001	Results Announcement (Q3, 2001, Summary)
12.	13/11/2001	3rd Quarterly Report 2001
13.	13/11/2001	Results Announcement (Q3, 2001)
14.	01/11/2001	Notice of Board Meeting
15.	30/10/2001	Announcement (Further deferral of despatch of Circular)
16.	11/10/2001	Announcement (Further deferral of despatch of Circular)
17.	26/09/2001	Announcement (Deferral of despatch of Circular)
18.	26/09/2001	Announcement (Connected Transaction)
19.	06/09/2001	Announcement (Major Investment in SMIC International & Resumption)
20.	31/08/2001	Announcement (Suspension of Trading)
21.	11/08/2001	Results Announcement (Q2, 2001, Summary)

02 MAR -6 AM 8:01

22. 11/08/2001 Results Announcement (Q2, 2001)

23. 11/08/2001 2nd Quarterly Report 2001

24. 01/08/2001 Notice of Board Meeting

25. 22/06/2001 Announcement (Clarification & Unusual volume movement)

26. 29/05/2001 Announcement (Resolutions passed at the AGM 2000)

27. 17/05/2001 Announcement (Unusual price/volume movement)

28. 15/05/2001 Results Announcement (Q1, 2001, Summary)

29. 15/05/2001 Results Announcement (Q1, 2001)

30. 15/05/2001 1st Quarterly Report 2001

31. 03/05/2001 Notice of Board Meeting

32. 25/04/2001 Announcement (Clarification regarding 8.6% of Sohu.com)

33. 30/03/2001 Notice of annual general meeting

34. 28/03/2001 Annual Report 2000

35. 28/03/2001 Results Announcement (Final, 2000, Summary)

36. 28/03/2001 Results Announcement (Final, 2000)

37. 16/03/2001 Notice of Board Meeting

38. 06/03/2001 Announcement (Unusual volume movement)

39. 29/12/2000 Announcement (Unusual price/volume movement)

40. 27/12/2000 Announcement (Connected –wireless fire alarm system)

41. 07/12/2000 Announcement (Postponement of share subdivision)

42. 29/11/2000 Announcement (Clarification of certain articles)

43. 28/11/2000 Announcement (Subdivision of the promoters' and H shares)

44. 13/11/2000 Results Announcement (Q3, 2000)

45. 14/11/2000 Results Announcement (Q3, 2000, Summary)

46. 13/11/2000 3rd Quarterly Report 2001

47. 01/11/2000 Notice of Board meeting

48. 09/10/2000 Announcement (Clarify information reported in SCMP)

49. 09/10/2000 Subdivision of H shares and change in lot size

50. 25/09/2000 Announcement (Proposal for subdivision of H shares)

51. 15/08/2000 Exercise of Over-allotment Option

52. 15/08/2000 Results Announcement (Q2, 2000, Summary)

53. 14/08/2000 Results Announcement (Q2, 2000)

54. 14/08/2000 2nd Quarterly Report 2000

55. 02/08/2000 Notice of Board meeting

56. 26/07/2000 Announcement (Allotment Result)

57. 20/07/2000 Formal notice of IPO

58. 20/07/2000 Clarification announcement

Tab B to Application Dated February 28, 2002 to the Securities and Exchange Commission

Prospectus of placing of H Shares of Beijing Beida Jade Bird Universal Sci-Tech Company Limited dated July 20, 2000.

This announcement is made at the request of The Stock Exchange of Hong Kong Limited. The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company (the "Directors") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(the "Company")

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT

The Directors refer to the English version of the clarification announcement of certain press articles published yesterday ("Announcement"). The Directors wish to clarify that the date of the Announcement should be 21 February 2002 instead of 21 February 2001.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 22 February 2002.

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least seven days from its date of publication.

This announcement is made at the request of The Stock Exchange of Hong Kong Limited. The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company (the "Directors") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(the "Company")

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT

The Directors have noted that certain articles appeared in various newspapers today in relation to the financial information, including turnover, gross profit and customer coverage, of Beijing Jade Bird Haodi Electrical Systems Company Limited ("Jade Bird Haodi").

Reference is also made to the announcements made by the Company dated 5 February 2002 in relation to the Company's acquisition of 51% interest in Jade Bird Haodi ("Announcement"). Terms used herein shall have the same meanings as those defined in the Announcement unless defined otherwise.

The Directors wish to clarify that the financial information was quoted from the unaudited management accounts and internal management reports of Jade Bird Haodi and had not been reviewed by financial advisor or auditor of the Company.

Investors are strongly advised to ignore such articles when making any investment decision in relation to the securities of the Company and exercise caution when dealing in the securities of the Company.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 21 February 2002.

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least seven days from its date of publication.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company (the "Directors") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (i) the information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

RESOLUTIONS PASSED AT THE SPECIAL GENERAL MEETING AND CLASS MEETINGS RELATING TO THE PROPOSED INVESTMENT IN SMIC AND PROPOSED SPECIFIC MANDATE FOR THE ISSUE OF NEW H SHARES

The Directors are pleased to announce that all the resolutions relating to the proposed investment in SMIC and the proposed specific mandate for the issue of new H Shares were duly passed at the Company's Special General Meeting, Promoters' Shares Class Meeting and H Shares Class Meeting at 10:00 a.m., 10:30 a.m. and 11:00 a.m. on Wednesday, 20 February 2002 at Unit 02, 7th Floor, Asia Pacific Centre, 8 Wyndham Street, Central, Hong Kong, respectively.

Reference is made to the circular published and despatched by the Company dated 31 December 2001 (the "Circular") in relation to the Company's proposed investment in SMIC International and the proposed specific mandate to issue new H shares. Terms used herein shall have the same meanings as those defined in the Circular defined otherwise.

The Directors are pleased to announce that all the resolutions relating to the proposed investment in SMIC and the proposed specific mandate for the issue of new H Shares were duly passed at the Company's Special General Meeting, Promoters' Shares Class Meeting and H Shares Class Meeting at 10:00 a.m., 10:30 a.m. and 11:00 a.m. on Wednesday, 20 February 2002 at Unit 02, 7th Floor, Asia Pacific Centre, 8 Wyndham Street, Central, Hong Kong, respectively.

Details of the resolutions were set out in the Circular.

As at 20 February 2002, completion of the Company Subscription is conditional upon, among other things, the Company having obtained the approvals from the relevant PRC approving authorities in relation to the Company Subscription.

By Order of the Board
Xu Zhen Dong
Chairman

Hong Kong, the PRC, 20 February 2002.

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least seven days from its date of publication.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(the "Company")

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

CONNECTED TRANSACTION

On 5 February 2002, the Company entered into the Agreement with a connected person (as defined in the GEM Listing Rules) to acquire 51% interest in Jade Bird Haodi from the connected person. The Agreement constitutes a connected transaction of the Company under Chapter 20 of the GEM Listing Rules. However, as the consideration of RMB10,413,000 (or approximately HK$9,824,000) and the net tangible assets of Jade Bird Haodi of RMB5,268,000 (or approximately HK$4,970,000) are less than HK$10,000,000 or 3% of the net tangible assets of the Company, no independent shareholders' approval is required in respect of the Agreement pursuant to Rule 20.24 of the GEM Listing Rules. Details of the Agreement will be included in the Company's next published report and accounts.

The Directors announce that on 5 February 2002, the Company entered into a share transfer agreement ("the Agreement") to acquire 51% interest in Beijing Jade Bird Haodi Electrical Systems Company Limited ("Jade Bird Haodi") from Beijing Beida Jade Bird Limited. The consideration of the Agreement is RMB10,413,000 (or approximately HK$9,824,000). Upon the effective date of the Agreement, the Company is entitled to the rights and obligations relating to the interest acquired.

Jade Bird Haodi

Shareholders : (i) Before entering into the Agreement
- 85% owned by Beijing Beida Jade Bird Limited
- 15% owned by two individual third parties who are also the directors of Jade Bird Haodi

(ii) After entering into the Agreement
- 51% owned by the Company
- 34% owned by Beijing Beida Jade Bird Limited
- 15% owned by two individual third parties who are also the directors of Jade Bird Haodi

- Summary of net assets as at 31 August 2001:
(as assessed by the PRC qualified valuer and approved by China Ministry of Education)

	RMB'000
Tangible assets	6,630
Short term liabilities	(1,362)
Net tangible assets	5,268
Intangible assets *(Note)*	15,150
Net assets	20,418

Note : Intangible assets represented the discounted present value of the estimated future revenue from the technologies of Automatic Meter Reading System by Low Voltage Power Line Carrier and Remote (Smart Building) Automatic Meter Reading System assessed by the PRC qualified valuer.

- **Consideration**

The consideration of the Agreement is determined on an arm's length basis and is based on the valuation of the net assets of Jade Bird Haodi by a PRC qualified valuer and approved by China Ministry of Education. Based on the valuation at 31 August 2001, the net assets value of Jade Bird Haodi was RMB 20,418,000 (or approximately HK$19,262,000) and 51% interest in Jade Bird Haodi is equivalent to approximately RMB 10,413,000 (or approximately HK$9,824,000). The Company paid a deposit of RMB 10,000,000 (or approximately HK$9,434,000) upon signing of the Agreement. The remaining amount would be paid within fifteen (15) days after the date of the Agreement.

Connected Transaction

Beijing Beida Jade Bird Limited is an initial management shareholder of the Company with a direct and an indirect interest of 4.15% and 1.79% respectively in the Company. Beijing Beida Jade Bird Limited is ultimately controlled by the Peking University, the ultimate controlling shareholder of the Company. Thus, Beijing Beida Jade Bird Limited is a connected person of the Company under the GEM Listing Rules and the conclusion of the Agreement constitutes a connected transaction of the Company under Chapter 20 of the GEM Listing Rules. However, as the consideration of RMB10,413,000 (or approximately HK$9,824,000) and the net tangible assets of Jade Bird Haodi of RMB5,268,000 (or approximately HK$4,970,000) are less than HK$10,000,000 or 3% of the net tangible assets of the Company, no independent shareholders' approval is required in respect of the Agreement pursuant to Rule 20.24 of the GEM Listing Rules. Details of the Agreement will be included in the Company's next published report and accounts.

The Directors, including the independent non-executive directors, consider that the Agreement is entered into on normal commercial terms and is fair and reasonable and in the interests of the Company so far as the shareholders of the Company are concerned.

Reason for entering into the Agreement

Jade Bird Haodi is a high technology enterprise engaged in the design, manufacture and sale of low voltage power remote reading system. Based on the high-end technologies, in particular large-scale electronic integration technology and computer technology, Jade Bird Haodi develops a series of centralized power voltage reading products that meet the needs of the customers in the PRC. The centralized low voltage power remote reading system has been awarded quality certificate from the Examination Center of the Power Science Institute of National Power Ministry. The system realizes functions such as real-time voltage reading and real-time monitor, and makes voltage reading cost effective, convenient and efficient. The system provides an optimal means for scientific management of power systems and properties. Currently Jade Bird Haodi provides a package of system management software and hardware to the customers, who are mostly major system providers.

The Company is one of the leaders in the PRC in design and manufacture of embedded systems with expertise in developing software application and designing integrated circuits. Through this share acquisition, the Company would provide mutual supports in technology, including research, development and manufacture, to Jade Bird Haodi, and assist the development of safer and more stable products so as to attract new customers and develop a larger customer base. Meanwhile the Company would be able to expand the scales and types of embedded system products and hence, enhance the competitiveness and competence of the Company and achieve better operating results.

Prior to entering into the Agreement, there has been no business transaction between the Company and Jade Bird Haodi. Except for the technology supports as mentioned above, the Directors anticipate that there would not be any other business transaction between the Company and Jade Bird Haodi after the acquisition.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 5 February 2002.

The exchange rate at HK$1 = RMB1.06 has been used for illustration purpose in this announcement.

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least seven days from its date of publication.

This announcement, for which the directors of the Company (the "Directors") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (i) the information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(the "Company")

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

REMINDER TO HOLDERS OF H SHARES OF H SHARES CLASS MEETING

This is to remind the holders of H Shares of the coming H Shares Class Meeting at 11:00 a.m. on Wednesday, 20 February 2002 at Unit 02, 7th Floor, Asia Pacific Centre, 8 Wyndham Street, Central, Hong Kong (or immediate after the Special General Meeting of the holders of Promoters' Shares and H Shares and the Promoters' Shares Class Meeting of the holders of the Promoters' Shares at the same place and date shall have been concluded or adjourned) for the purpose of, and if thought fit, passing the resolutions in relation to the Company's proposed investment in SMIC International and the proposed specific mandate to issue new H Shares.

Reference is made to the circular published and despatched by the Company dated 31 December 2001 (the "Circular") in relation to the Company's proposed investment in SMIC International and the proposed specific mandate to issue new H shares. Terms used herein shall have the same meanings as those defined in the Circular defined otherwise.

Pursuant to Article 93 of the Company's Articles of Association, the Company reminds the holders of H Shares of the coming H Shares Class Meeting at 11:00 a.m. on Wednesday, 20 February 2002, the notice of which is repeated as follows:

“

NOTICE OF H SHARES CLASS MEETING

NOTICE IS HEREBY GIVEN that a H Shares class meeting of the holders of H Shares (“H Shares Class Meeting”) of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the “Company”) will be held at Unit 02, 7th Floor, Asia Pacific Centre, 8 Wyndham Street, Central, Hong Kong on 20 February 2002 at 11:00 a.m. (or immediate after the Special General Meeting of the holders of Promoters’ Shares and H Shares and the Promoters’ Shares Class Meeting of the holders of the Promoters’ Shares at the same place and date shall have been concluded or adjourned) for the propose of considering and, if thought fit, passing (with or without modifications) the following resolution as a special resolution:

SPECIAL RESOLUTION

“**THAT**:

(a) upon the passing of ordinary resolution and the special general meeting set out in the notice convening the Special General Meeting, the directors of the Company (the “Directors”) be and are hereby granted an unconditional specific mandate to allot, issue and deal with additional H Shares in the capital of the Company and to make or grant offers, agreements and options in respect thereof, subject to the following conditions:

(i) such specific mandate shall not extend beyond the Relevant Period save that the Directors may during the Relevant Period make or grant offers or options or enter into agreements which might require the exercise of such powers after the end of the Relevant Period;

(ii) the aggregate number of H Shares to be issued and allotted (whether pursuant to an option or otherwise) by the Directors pursuant to paragraph (a) above shall not exceed 140,000,000 new H Shares;

(iii) the board of Directors be at liberty to issue and allot the new H Shares under the specific mandate at a premium or a discount to the then market price of the H Shares at the time of such issue and allotment provided that if the new H Shares are to be issued and allotted at a discount, the issue price per new H Share shall not be more than 15% discount to the average closing price of the H Shares as quoted on the Stock Exchange for 10 trading days immediately prior to the signing of the relevant placing agreement(s);

(iv) the board of Directors will only exercise its power under such mandate in accordance with the PRC Company Law and the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities have been obtained;

(v) for the purpose of this resolution:

“Relevant Period” means the period from the passing of this resolution up to:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the 12-month period following the passing of this resolution; or

(iii) the revocation or variation of the authority given under this resolution by a special resolution of the holders of the H shares of the Company in a H Shares Class Meeting,

whichever is the earliest;

(b) the net proceeds from the issuance of the H Shares under the specific mandate contemplated in Resolution (a) shall only be used to repay the bank loan used or to be used by the Company to finance the consideration payable by Beida Jade Bird Universal (Cayman) Investment Company Limited, a wholly-owned subsidiary of the Company, pursuant to the SMIC Share Purchase Agreement dated as of 25 September 2001 between, among others, Beida Jade Bird Universal (Cayman) Investment Company Limited and Semiconductor Manufacturing International Corporation;

(c) such necessary amendments be made to the articles of association of the Company to increase the registered share capital of the Company and to reflect changes in the share capital of the Company arising out of the issuance of up to an additional 140,000,000 new H Shares; and

(d) the general mandate granted to the Directors by the holders of H Shares and Promoters' Shares at the annual general meeting held on 29 May 2001 shall remain in effect in the Relevant Period."

Notes:

1. The H Shares register of shareholders of the Company will be closed from 19th January, 2002 to 20th February, 2002 (both days inclusive), during which no transfer of H Shares will be effected. The holders of H Shares whose name appears on the H Shares register of shareholders of the Company at 4:00 p.m. on 18th January, 2002 will be entitled to attend and vote at the H Shares Class Meeting.

2. Any holder of H Shares entitled to attend and vote at the H Shares Class Meeting convened by the above notice is entitled to appoint in written form one or more proxies to attend and vote at the H Shares Class Meeting on his behalf. A proxy needs not be a holder of H Shares of the Company.

3. A voting proxy form of the H Shares Class Meeting is enclosed. In order to be valid, the voting proxy form together with the power of attorney or other authority, if any, under which it is signed or a notarily certified copy of the power of attorney must be delivered to the Company's H share registrar in Hong Kong, Hong Kong Registrars Limited, at 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong not less than 24 hours before the time appointed for holding the H Shares Class Meeting or any adjournment thereof.

4. Holders of H Shares who intend to attend the H Shares Class Meeting should complete the enclosed "REPLY SLIP FOR H SHARES CLASS MEETING" and return it to the Company's H share registrar in Hong Kong, Hong Kong Registrars Limited, at 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong on or before 30th January, 2002. The reply slip may be delivered by hand, by post or by fax to the number (852) 2579-0095. "

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 1 February 2002.

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least seven days from its date of publication.

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(the "Company")

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

CHANGE OF PRINCIPAL PLACE OF BUSINESS IN THE PRC

The board of directors of the Company announces that the principal place of business in the People's Republic of China ("the PRC") of the Company has been changed to 3rd Floor, Beida Jade Bird Building, No. 207 Chengfu Road, Haidian District, Beijing, PRC with effect from 31 January 2002.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 31 January 2002.

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least seven days from its date of publication.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

This circular appears for information purposes only and does not constitute an invitation, purchase or subscription for the securities.

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your H Shares in **Beijing Beida Jade Bird Universal Sci-Tech Company Limited** (the "Company"), you should at once hand this circular and the accompanying form of proxy to the purchaser or the transferee, or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

BEIJING BEIDA JADE BIRD UNIVERSAL SCI-TECH COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

MAJOR TRANSACTION RELATING TO THE PROPOSED INVESTMENT IN SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION AND PROPOSED SPECIFIC MANDATE FOR THE ISSUE OF NEW H SHARES

Financial adviser

TAI FOOK **Tai Fook Capital Limited**

A letter from the board of directors of Beijing Beida Jade Bird Universal Sci-Tech Company Limited dated 31st December, 2001 is set out on pages 6 to 17 of this circular.

Notices convening a special general meeting and separate class meetings of holders of Promoters' Shares and H Shares of Beijing Beida Jade Bird Universal Sci-Tech Company Limited to be held at 10:00 a.m., 10:30 a.m. and 11:00 a.m. on 20th February, 2002, respectively at Unit 02, 7th Floor, Asia Pacific Centre, 8 Wyndham Street, Central, Hong Kong are set out on pages 53 to 59 of this circular. Whether or not you are able to attend the meeting, please complete and return the enclosed reply slips and forms of proxy in accordance with the instructions printed thereon to the office of the Company's H share registrar in Hong Kong, Hong Kong Registrars Limited, 2nd Floor, Vicwood Plaza, 199 Des Voeux Road, Central, Hong Kong as soon as practicable but in any event for the reply slips, on or before 30th January, 2002 and the forms of proxy not less than 24 hours before the respective time appointed for the holding of the special general meeting and separate class meetings of holders of Promoters' Shares and H Shares. Completion of the forms of proxy will not preclude you from attending and voting at the meetings or any adjourned meeting or meetings should you so wish.

31st December, 2001

CHARACTERISTICS OF GEM OF THE STOCK EXCHANGE

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the internet website operated by the Stock Exchange. GEM-listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website at www.hkgem.com in order to obtain up-to-date information on GEM-listed issuers.

CONTENTS

In this circular, the following expressions have the meanings set out below unless the context requires otherwise:

"associate(s)"	has the meaning ascribed thereto under the GEM Listing Rules
"Average Closing Price"	the average closing price of the H Shares, as quoted on the Stock Exchange, for the 20 trading days immediately prior to the Latest Practicable Date
"Bank Loan"	the short-term bank loan of up to RMB390 million (or approximately US$47 million), of which approximately RMB375 million (or approximately US$45 million) will be utilised by the Company to partially finance the payment of the consideration to be paid pursuant to the SMIC Share Purchase Agreement. The Bank Loan is unsecured, carries interest at an interest rate of 6.2496% per annum and is repayable on the date falling on 6 months from the date of drawdown
"Board"	board of Directors
"Company"	北京北大青鳥環宇科技股份有限公司 (Beijing Beida Jade Bird Universal Sci-Tech Company Limited), a sino-foreign joint stock limited company incorporated in the PRC with limited liability with its H Shares listed on GEM
"Company Subscription"	the proposed subscription of (i) 54,000,540 SMIC Preference Shares, representing approximately 5.29% of the total issued voting share capital of SMIC International as enlarged by the Subscriptions for a total consideration of US$60 million (or approximately RMB500 million), representing a subscription price of US$1.1111 per SMIC Preference Share; and (ii) 54,000,540 SMIC Series A-1 Preference Shares at US$0.00001 per share, by JBU Cayman pursuant to the SMIC Share Purchase Agreement
"Cut-off Date"	1st March, 2002, if holders of Promoters' Shares and H Shares shall not have approved the Company Subscription, or 30th June, 2002, if the Company shall not have obtained the approvals from the relevant PRC approving authorities relating to the Company Subscription
"Directors"	directors of the Company
"Final Closing"	completion of the subscription of the remaining 37.5% of the committed purchase of SMIC Preference Shares by each of JBU Cayman and the Investors respectively pursuant to the SMIC Share Purchase Agreement

"First Closing"	completion of the subscription of 62.5% of the committed purchase of SMIC Preference Shares by each of JBU Cayman and the Investors respectively pursuant to the SMIC Share Purchase Agreement
"Founders"	the founders of SMIC International (including Mr. Richard Chang and Mr. Steve Su, both being renowned experts in the semi-conductor industry) who are also the key management of SMIC Shanghai
"GEM"	the Growth Enterprise Market of the Stock Exchange
"GEM Listing Rules"	the Rules Governing the Listing of the Securities on GEM
"Group"	the Company and its subsidiaries
"H Shares"	overseas-listed foreign shares in the ordinary share capital of the Company, with a nominal value of RMB0.1 each and which are listed on GEM
"H Shares Class Meeting"	the class meeting for holders of H Shares to be held at 11:00 a.m. (or immediately after the conclusion or the adjournment of the Special General Meeting and the Promoters' Shares Class Meeting on 10:00 a.m. and 10:30 a.m. respectively) on 20th February, 2002, the notice of which is set out on pages 58 to 59 of this circular and any adjournment thereof
"Investors"	various institutional and strategic investors (excluding JBU Cayman) who have conditionally agreed to subscribe for SMIC Preference Shares pursuant to the Investors Subscription, each of which is independent of and not connected with the Directors, promoters, supervisors, chief executive, substantial shareholders or management shareholders of the Company and subsidiaries or any of their respective associates
"Investors Subscription"	the conditional subscription by the Investors of up to an aggregate of 945,999,460 SMIC Preference Shares, representing approximately 92.75% of the total issued voting share capital of SMIC International as enlarged by the Subscriptions for a total consideration of approximately US$1,051 million, representing a subscription price of US$1.1111 per SMIC Preference Share
"JBU Cayman"	Beida Jade Bird Universal (Cayman) Investment Company Limited, a company incorporated in the Cayman Islands and a wholly-owned subsidiary of the Company

"Latest Practicable Date"	24th December, 2001, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Main Board"	the stock market operated by the Stock Exchange prior to the establishment of GEM and which stock market continues to be operated by the Stock Exchange in parallel with GEM. For the avoidance of doubt, the Main Board excludes GEM
"PRC"	the People's Republic of China
"Preliminary Subscription Agreement"	the conditional subscription agreement dated 30th August, 2001 entered into between JBU Cayman and SMIC International pursuant to which JBU Cayman agreed to, subject to certain conditions, subscribe for 54,000,540 SMIC Preference Shares for a total consideration of US$60 million (equivalent to approximately RMB500 million), representing a subscription price of US$1.1111 per SMIC Preference Share, which agreement has been superseded by the SMIC Share Purchase Agreement
"Promoters' Shares"	ordinary shares issued by the Company, with a nominal value of RMB0.1 per share, which were subscribed by the promoters of the Company
"Promoters' Shares Class Meeting"	the class meeting for holders of Promoters' Shares to be held at 10:30 a.m. (or immediately after the conclusion or the adjournment of the Special General Meeting) on 20th February, 2002, the notice of which is set on pages 56 to 57 of this circular, and any adjournment thereof
"Shareholders"	holders of H Shares and Promoters' Shares
"SMIC Articles of Association"	the articles of association of SMIC International to be amended as of the First Closing
"SMIC International"	Semiconductor Manufacturing International Corporation, a company incorporated in the Cayman Islands, which is independent of and not connected with the Directors, promoters, supervisors, chief executive, substantial shareholders or management shareholders of the Company or its subsidiaries or any of their respective associates. The principal business of SMIC International is the investment in SMIC Shanghai
"SMIC Ordinary Shares"	ordinary shares of SMIC International with a par value of US$0.0004 per share. The holders of the existing issued SMIC Ordinary Shares are mostly the founders of SMIC International

"SMIC Preference Shares"	Series A preference shares of SMIC International of par value of US$0.0004 each which are voting shares, dividends bearing and at the option of the holders or upon ocurrence of certain events, convertible into ordinary shares of SMIC International at the initial conversion price of US$1.1111 per SMIC Ordinary Share (equivalent to an effective conversion ratio of one SMIC Preference Share to one SMIC Ordinary Share based on the existing capital structure of SMIC International), subject to adjustment. The SMIC Preference Shares have the same voting rights as those of the SMIC Ordinary Shares and will rank pari passu in all respects with the existing issued SMIC Ordinary Shares upon conversion into SMIC Ordinary Shares. As a holder of SMIC Preference Shares, JBU Cayman will have the right to attend shareholders' meeting of SMIC International
"SMIC Shareholders' Agreement"	the shareholders' agreement dated as of 25th September, 2001, as amended, entered into by and among SMIC International, the Investors and JBU Cayman contemporaneously with the execution of the SMIC Share Purchase Agreement, which agreement shall take effect with respect to JBU Cayman upon completion of the First Closing with respect to JBU Cayman
"SMIC Share Purchase Agreement"	the agreement dated as of 25th September, 2001, as amended, entered into by and among SMIC International, JBU Cayman and the Investors in relation to the Company Subscription and the Investors Subscription, which supersedes the Preliminary Subscription Agreement
"SMIC Series A-1 Preference Shares"	Series A-1 preference shares of SMIC International with a par value of US$0.00001 per share, which are non-voting, non-convertible, non-transferable, dividend bearing and redeemable
"SMIC Shanghai"	中芯國際集成電路制造(上海)有限公司(Semiconductor Manufacturing International Corporation (Shanghai)), a wholly foreign-owned enterprise established in the PRC, the share capital of which is wholly-owned by SMIC International. The principal business of SMIC Shanghai is the manufacturing and marketing of advanced technology semiconductors
"Special General Meeting"	the special general meeting of the Company to be convened for approving (1) by ordinary resolution, the Company Subscription contemplated under the SMIC Share Purchase Agreement; and (2) by special resolution, the specific mandate to issue up to an additional 140,000,000 new H Shares

"Subscriptions"	the Company Subscription and the Investors Subscription
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"US$"	United States dollars, the lawful currency of the United States of America
"RMB"	Renminbi, the lawful currency of the PRC

Note: The English names of these companies are only a translation of their respective official Chinese names.

For the purpose of this announcement, unless otherwise indicated, the exchange rates at US$1 = RMB8.338 have been used, where applicable, for purpose of illustration only and not constitute a representation that any amounts have been, could have been or may be exchanged.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

BEIJING BEIDA JADE BIRD UNIVERSAL SCI-TECH COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Executive Directors:
Mr. Xu Zhen Dong *(Chairman)*
Prof. Chen Zhong
Mr. Xu Zhi Xiang
Prof. Zhang Wan Zhong
Prof. Liu Yue

Non-Executive Directors:
Prof. Yang Fu Qing
Prof. Wang Yang Yuan
Prof. Han Ru Qi
Mr. Xing Huan Lou
Mr. Lo Lin Shing, Simon

Independent Non-Executive Directors:
Ms. Liu Yong Ping
Prof. Nan Xiang Hao

Legal Address:
Rooms 1117/1119
Zhongcheng Building
Haidian Road
Beijing 100080
PRC

Principal place of business in the PRC:
Room 1715, Corporate Square
35 Financial Street
Xi Cheng District
Beijing 100032
PRC

Place of business in Hong Kong:
Unit 02, 7th Floor
Asia Pacific Centre
8 Wyndham Street
Central
Hong Kong

31st December, 2001

MAJOR TRANSACTION
RELATING TO THE PROPOSED INVESTMENT IN SMIC INTERNATIONAL
AND
PROPOSED SPECIFIC MANDATE FOR THE ISSUE OF NEW H SHARES

INTRODUCTION

On 30th August, 2001, JBU Cayman entered into the Preliminary Subscription Agreement with SMIC International pursuant to which JBU Cayman conditionally agreed to subscribe for 54,000,540 SMIC Preference Shares, for a total cash consideration of US$60 million (or approximately RMB500 million).

Subsequent to the execution of the Preliminary Subscription Agreement, JBU Cayman has executed the SMIC Share Purchase Agreement and the SMIC Shareholders' Agreement in escrow, pending consent by SMIC International for the use by the Company of the accountants' report of SMIC International in this circular. Upon the delivery of the SMIC Share Purchase Agreement by JBU Cayman on the business day immediately prior to the date of this circular, the SMIC Share

Purchase Agreement will be deemed to have taken effect as of 25th September, 2001. The SMIC Share Purchase Agreement supersedes the Preliminary Subscription Agreement. The number of SMIC Preference Shares that JBU Cayman has agreed to subscribe pursuant to the SMIC Share Purchase Agreement remains at 54,000,540 and the effects of the principal terms of the SMIC Share Purchase Agreement and the Preliminary Subscription Agreement are basically the same except for certain changes. A summary and comparison of the effects of the principal terms of these two agreements have been set out in the announcement of the Company dated 28th December, 2001. For the principal terms of the SMIC Share Purchase Agreement, please refer to the paragraph headed "The SMIC Share Purchase Agreement" below.

Upon completion of the Subscriptions (by JBU Cayman and the Investors), the 54,000,540 SMIC Preference Shares of JBU Cayman represent approximately 5.29% of the total issued voting share capital of SMIC International. SMIC International is in the process of discussing the issuance of further voting shares with another investor, which, if issued, may dilute the holding of JBU Cayman in the total issued voting share capital of SMIC International.

Part of the consideration for the Company Subscription will initially be financed by the Bank Loan. To repay the Bank Loan, the Company intends to place up to 192,800,000 new H Shares to institutional and private investors at the prevailing market price at the time of the issue by:

1. exercising the general mandate granted to the Directors by the holders of H Shares and Promoters' Shares at the Company's annual general meeting on 29th May, 2001 to issue up to 52,800,000 new H shares, representing 20% of the existing total issued H Shares or approximately 5.5% and approximately 4.6% of the existing and enlarged issued share capital of the Company respectively; and

2. depending on the issue price per H Share, issuing up to an additional 140,000,000 new H Shares, representing approximately 53.0% of the existing total issued H Shares or approximately 14.5% and approximately 12.1% of the existing and enlarged total issued share capital of the Company respectively, pursuant to a specific mandate to be granted by special resolution of a general meeting of all holders of H Shares and Promoters' Shares and separate class meetings of holders of Promoters' Shares and H Shares.

The 192,800,000 new H Shares proposed to be issued, if all issued, will represent approximately 73% of the existing total issued H Shares or approximately 20% and 16.7% of the existing and enlarged total issued share capital of the Company respectively.

The principal business of SMIC International is the investment in SMIC Shanghai, a wholly foreign-owned enterprise established in the PRC for the manufacturing and marketing of advanced technology semiconductors in the PRC.

THE SMIC SHARE PURCHASE AGREEMENT

Date

As of 25th September, 2001

Parties

Subscribers	:	JBU Cayman, a wholly-owned subsidiary of the Company, and the Investors
Issuer	:	SMIC International, a private company independent of and not connected with the Directors, promoters, supervisors, chief executive, substantial shareholders or management shareholders of the Company or its subsidiaries or any of their respective associates

The Company Subscription

Pursuant to the SMIC Share Purchase Agreement, JBU Cayman has conditionally agreed to subscribe for (1) 54,000,540 SMIC Preference Shares; and (2) 54,000,540 SMIC Series A-1 Preference Shares. The SMIC Preference Shares are voting shares, dividends bearing and at the option of the holders or upon occurrence of certain events, convertible into ordinary shares of SMIC International at the initial conversion price of US$1.1111 per SMIC Ordinary Share (equivalent to an effective conversion ratio of one SMIC Preference Share to one SMIC Ordinary Share based on the existing capital structure of SMIC International), subject to adjustment. Upon completion of the Company Subscription and the Investors Subscription, JBU Cayman will hold approximately 5.29% of the total issued voting share capital of SMIC International. SMIC International is in the process of discussing the issuance of further voting shares with another investor, which, if issued, may dilute the holding of JBU Cayman in the total issued voting share capital of SMIC International.

Conditions

Completion of the First Closing for JBU Cayman is conditional upon, among other things, fulfilment of the following principal conditions:

1. the Investors and JBU Cayman shall have executed the SMIC Share Purchase Agreement to agree to purchase not less than US$800 million (or approximately RMB6,670 million) of SMIC Preference Shares;

2. SMIC International having received in aggregate of not less than US$468.75 million investments from the Investors and JBU Cayman pursuant to the Investors Subscription and Company Subscription respectively;

3. the Company having obtained the approvals from the relevant PRC approving authorities in relation to the Company Subscription; and

4. the holders of Promoters' Shares and H Shares approving the Company Subscription.

The SMIC Share Purchase Agreement will terminate with respect to JBU Cayman if condition number 4 set forth above shall not have been satisfied by 1st March, 2002, and if condition number 3 set forth above shall not have been satisfied by 30th June, 2002.

Consideration

The total consideration for the Company Subscription is US$60 million (or approximately RMB500 million), representing a subscription price of US$1.1111 per SMIC Preference Share. The consideration has been determined after arm's length negotiations. The Investors have to pay

the same subscription price per SMIC Preference Share pursuant to the Investors Subscription. Based on the Company's calculation, which calculation and assumption were not independently reviewed by certified public accountants, the pro-forma net tangible asset value per SMIC Preference Share following completion of the Company Subscription and the Investors Subscription will be equal to US$1.09. The per share subscription price of US$1.1111 for the SMIC Preference Shares represents an insignificant premium over the pro-forma net tangible asset value per SMIC Preference Share as stated above.

Solely for accounting reasons, JBU Cayman is also subscribing for 54,000,540 SMIC Series A-1 Preference Shares at an aggregate consideration of approximately US$540, or equivalent to a nominal consideration of US$0.00001 per share. The SMIC Series A-1 Preference Shares are non-voting, non-transferable, non-convertible, dividend bearing and redeemable.

The Directors consider the terms of the Company Subscription fair and reasonable and are in the interests of the Shareholders as a whole.

The investment in SMIC International totaling US$60 million (equivalent to approximately RMB500 million) will be treated as long term investment and carried at cost less permanent diminution in value in the books of the Company.

Based on the audited financial statement of the Company for the year ended 31st December, 2000, the net tangible assets of the Company as at 31st December, 2000 was approximately RMB371.3 million. Taking into account the unaudited profit attributable to the Shareholders for the 9-month period ended 30th September, 2001 of approximately RMB20.7 million, the unaudited adjusted net tangible assets of the Company as at 30th September, 2001 was approximately RMB392.0 million. The Directors are not aware of any material financial impact to the net tangible assets of the Company immediately following completion of the Company Subscription.

Payment terms

Pursuant to the SMIC Share Purchase Agreement, the consideration of US$60 million for the Company Subscription shall be paid by JBU Cayman to SMIC International as follows:

1. US$37.5 million (or approximately RMB313 million), representing 62.5% of the total consideration, shall be paid upon the satisfaction of all conditions to the First Closing (see the paragraphs headed "Conditions" above). On 3rd September, 2001, JBU Cayman paid US$37.5 million to SMIC International as deposit, which shall be fully refunded (without interest) to JBU Cayman if the First Closing does not take place on or before the Cut-off Date.

2. US$7.5 million (or approximately RMB63 million), representing 12.5% of the total consideration, shall be paid upon the satisfaction of all conditions to the First Closing (see the paragraphs headed "Conditions" above). On 15th December, 2001, JBU Cayman paid a further deposit of US$7.5 million to SMIC International. Such payment shall be fully refunded (without interest) to JBU Cayman if the First Closing does not take place on or before the Cut-off Date.

3. The balance of US$15 million (or approximately RMB125 million), representing 25% of the total consideration, shall be paid on 30th June, 2002.

Pursuant to the SMIC Share Purchase Agreement, completion of the First Closing shall take place upon the fulfillment of all the conditions set forth in the SMIC Share Purchase Agreement (see the paragraph headed "Conditions" above), unless waived by the parties. Upon completion of the First Closing, the deposit of US$45 million will be applied towards partial payment of the total subscription price payable by the Company. Payment for the remaining 25% of the consideration of the Company Subscription shall take place at Final Closing on 30th June, 2002 and upon fulfillment of all the respective conditions set forth in the SMIC Share Purchase Agreement (see the paragraphs headed "Conditions" above) unless waived by the parties.

The SMIC Share Purchase Agreement provides that, among other things, if JBU Cayman shall fail to pay the balance of US$15 million (or approximately RMB125 million) when due, SMIC International will have the right, among others, to sell the remaining SMIC Preference Shares which have not yet been subscribed by JBU Cayman to other shareholders of SMIC International. SMIC International shall also have the right to require that the SMIC Preference Shares previously subscribed by and issued to JBU Cayman be sold to other shareholders of SMIC International at 50% of the price at which such SMIC Preference Shares were subscribed. This provision also applies to all the Investors.

Source of funding

The deposit of US$45 million (or approximately RMB375 million) already paid by JBU Cayman was initially financed by the Bank Loan. To repay the Bank Loan, the Directors plan to raise funds through the issue and placing of new H Shares. See "Proposed specific mandate to issue H Shares" below for more information. If the proceeds from the placing are insufficient to repay the Bank Loan in full, the Directors intend to renew the remaining balance of the unpaid Bank Loan and the Directors believe that, in the absence of unforeseeable circumstances, there will not be any difficulty in renewing the Bank Loan for further periods, if required. The Directors further confirm that the Company maintains and will maintain sufficient working capital for its present requirement.

The balance payment of US$15 million (or approximately RMB125 million) due on 30th June, 2002 will be funded by the Company's internal resources.

Share capital of SMIC International

As at the date of the SMIC Share Purchase Agreement, the entire issued share capital of SMIC International comprised 19,999,350 SMIC Ordinary Shares.

Upon completion of the Subscriptions by the Investors and JBU Cayman:–

(1) an aggregate of up to 1,000,000,000 SMIC Preference Shares will be issued, of which 54,000,540 SMIC Preference Shares will be issued to JBU Cayman pursuant to the SMIC Share Purchase Agreement; and

(2) a number of SMIC Series A-1 Preference Shares will be issued to JBU Cayman and one other Investor at par pursuant to the Company Subscription and the Investors Subscription respectively. The SMIC Series A-1 Preference Shares constitute a separate class of non-transferable, non-voting, non-convertible, dividend bearing at a rate, subject to adjustments, specified in the SMIC Articles of Association, and redeemable preference shares of SMIC.

SMIC International is in the process of discussing the issuance of further voting shares with another investor, which, if issued, may dilute the holding of JBU Cayman in the total issued voting share capital of SMIC International.

Terms of the SMIC Shareholders' Agreement

JBU Cayman, the Investors and SMIC International entered into the SMIC Shareholders' Agreement contemporaneously with the execution of the SMIC Share Purchase Agreement. The SMIC Shareholders' Agreement will take effect with respect to a signatory to the SMIC Shareholders' Agreement only upon the occurrence of the First Closing with respect to such signatory. The SMIC Shareholders' Agreement will not take effect with respect to JBU Cayman until fulfillment of all the conditions for the First Closing set out above.

Pursuant to the SMIC Shareholders' Agreement:

(i) SMIC International will be managed by a board of directors consisting of 13 members, including Mr. Richard Chang and designates appointed by each of JBU Cayman and certain of the Investors (subject to removal if such director or any of his affiliates violates certain non-competitive covenant);

(ii) JBU Cayman, the Investors and certain Founders will have the right to purchase, at the same price and on the same terms and conditions as new securities are to be offered to third parties, their pro rata share of new securities (excluding securities such as shares issued pursuant to stock option plans, merger or reorganization, and *de minimis* issuance) which SMIC International may from time to time propose to issue and sell;

(iii) JBU Cayman and certain Investors will be restricted from transferring more than 50% of its equity in SMIC International prior to SMIC International's initial public offering (the "IPO"), provided that certain conditions shall have been met and any such transfer will be subject to the right of first refusal by other shareholders of SMIC International; and

(iv) if holders of more than 70% of SMIC International's outstanding issued shares shall have accepted an offer to purchase all the outstanding shares of SMIC International, the remaining SMIC shareholders will be obligated to sell all their shares at the same price and on the same terms of the offer.

The SMIC Shareholders' Agreement will be terminated upon the completion of the IPO and may be amended with the consent of holders of not less than two-thirds of SMIC International's voting share capital.

INFORMATION OF SMIC INTERNATIONAL

SMIC International was incorporated in the Cayman Islands on 3rd April, 2000. Immediately after completion of the Subscriptions by the Investors and JBU Cayman, the issued voting share capital of SMIC International will comprise 19,999,350 SMIC Ordinary Shares and up to 1,000,000,000 SMIC Preference Shares. SMIC International is in the process of discussing the issuance of further voting shares with another investor, which, if issued, may enlarge its total issued voting share capital.

The holders of the existing issued SMIC Ordinary Shares are mostly the Founders who are also the key management of SMIC Shanghai. The SMIC Preference Shares will be held by a total of 20 shareholders (including JBU Cayman) and the individual shareholding of each of the shareholders will range from approximately 0.5% to 17%. Of the 20 shareholders, 6 are key players in the semiconductor industry from the United States and the Asia Pacific Region and the remaining are institutional investors and employees of SMIC International.

According to the Directors, the Founders are independent of and not connected with the Directors, promoters, supervisors, chief executive, substantial shareholders or management shareholders of the Company or its subsidiaries or any of their respective associates.

The principal business of SMIC International is its investment in SMIC Shanghai, which is a wholly foreign-owned enterprise established on 21st December, 2000 in the PRC for the manufacturing and marketing of advanced technology semiconductors in the PRC.

A summary of the audited consolidated results of SMIC International for the period from 3rd April, 2000 (date of incorporation) to 31st December, 2000 and 7-month period from 1st January, 2001 to 31st July, 2001 is presented below:

	From 3rd April, 2000 to 31st December, 2000	**Seven months ended 31st July, 2001**
	US$'000	*US$'000*
Interest income	2,153	8,195
Other revenue	2	131
Administrative expenses	(929)	(5,929)
Profit from operations	1,226	2,397
Interest on bank borrowings wholly repayable within five years	–	(538)
Net profit for the period	1,226	1,859

The audited consolidated net tangible assets of SMIC International as at 31st July, 2001 was approximately US$3.7 million.

The accountants' report of SMIC International as at 31st July, 2001 is set out in Appendix II to this circular.

INFORMATION OF SMIC SHANGHAI

SMIC Shanghai was established on 21st December, 2000 as a wholly foreign-owned enterprise in the PRC. The total investment of SMIC Shanghai is US$1,480 million and its registered capital is US$500 million, of which US$75 million has been verified to have been paid up. The balance of the total investment has to be paid up on or before 20th December, 2002. The capital of SMIC Shanghai is wholly-owned by SMIC International.

Based on the business plan of SMIC Shanghai, the total investment of SMIC Shanghai is US$1,480 million, of which US$950 million to US$1,000 million will be financed by SMIC International and the remaining balance of US$480 million to US$530 million will be financed by

bank borrowings. Upon completion of the Subscriptions by the Investors and JBU Cayman, SMIC International will have sufficient funds to be injected to SMIC Shanghai. SMIC Shanghai is currently in negotiation with various PRC banks for securing bank loans of an amount of not less than the equivalent of US$480 million.

The board of directors of SMIC Shanghai comprises three board members, one of which is Prof. Wang Yang Yuan ("Prof. Wang"), a Director. Details of Prof. Wang's participation in SMIC Shanghai are set out under the paragraph headed "Reasons for and benefits of the Company Subscription" below.

The principal business of SMIC Shanghai is manufacture, probe test and testing of semiconductor (silicon and compound semiconductor), integrated circuit chips, research and development, design, technical services, mask manufacture, testing and packaging and sale of proprietary IC-related products.

SMIC Shanghai is in the process of constructing a production facility in Shanghai. The facility consists of two main fabs (or foundries).

Construction of the first main fab (the "First Fab") was completed in July 2001. Trial production of the First Fab has already commenced and commercial production of the First Fab is expected to commence in January 2002. According to the information provided by SMIC International, the monthly maximum production capacity of the First Fab is 42,000 8-inch wafers. Construction of the second main fab is expected to commence in early 2003 and commercial production will commence in the third quarter of 2004. By end of 2004, it is expected that the aggregate monthly production capacity of the two fabs will reach 85,000 8-inch wafers.

The products of SMIC Shanghai will be split into export and local sales in the ratio of 70% to 30% respectively.

The Directors are of the view that the semiconductor industry in the PRC has significant potential. Based on the statistics of PRC Ministry of Information and Industry, the growth rate for integrated circuits manufactured in the PRC during the 1990's averaged over 30% per annum. Furthermore, the Directors believe that SMIC Shanghai has the following competitive advantages over its competitors in the PRC:

1. Located in Pudong, Shanghai, SMIC Shanghai enjoys various investment incentives available to foreign investment enterprises as well as the ample supply of high quality management personnel and skilled labour from the region;

2. Some of the Investors are key players in the semiconductor industry in terms of their scale of production and technology. It is expected that the relationship of SMIC International, the Investors and the Company will enhance the ability of SMIC Shanghai in recruiting quality management team and provides strong technical support to SMIC Shanghai. Currently, there is no proposed or present arrangement for the provision of technical support by the Investors and the Company to SMIC International. However, the Directors consider that the manufacturing technology of SMIC Shanghai will continuously advance as and when some of the Investors and the Company engage SMIC Shanghai to manufacture advanced integrated circuit products for them;

3. The investment by the Investors and JBU Cayman, when fully paid up, together with additional funding to be financed by bank borrowings would be sufficient to finance the total capital investment and operation of SMIC Shanghai, thus ensuring the financial stability of SMIC Shanghai; and

4. The Company and some of the Investors are consumers of semiconductors, who may purchase from SMIC Shanghai. Pursuant to the SMIC Shareholders' Agreement, SMIC International agrees to commit a certain number of foundry wafers per month to certain of its shareholders (including JBU Cayman) who elect to be customers of SMIC International thereby providing these shareholders a guaranteed supply of high standard wafers. The total number of wafers SMIC International may guarantee shall not exceed the lesser of (a) 50% of the current monthly production of merchantable wafers; and (b) 3,000 wafers per month for every US$50 million of equity interest in SMIC International. Terms and conditions (including price) shall be negotiated and determined between SMIC International and its shareholders on an arm-length basis and shall be consistent with industry practice and fair and reasonable to SMIC International.

REASONS FOR AND BENEFITS OF THE COMPANY SUBSCRIPTION

The Group is principally engaged in the development, design and manufacture of integrated circuits related products in the PRC with expertise in developing software applications and designing integrated circuits ("ICs") for embedded system products. The Company is also engaged in the design, manufacture, distribution and sale of five different embedded system products, namely application specific ASICs, network security product, smart card application system, global positioning system application system and wireless fire alarm system. Currently, the Company is one of the leading software developers and IC designers in the PRC.

In December 2000, the Company commenced the preliminary negotiation for investment in SMIC International. The reasons for and benefits of the Company's investment in SMIC International are set out as follows:

(1) The Directors hope to form a strategic partnership with SMIC Shanghai, through which the Company's technology in the design and development of ICs would be strengthened and enhanced. Despite the small percentage of shareholding to be subscribed by the Company, the Company is given a chance to take an active role in the management and operations of SMIC Shanghai. Two of the Directors, namely Prof. Wang and Prof. Liu Yue ("Prof. Liu"), have actively participated in the setting up of SMIC Shanghai and will continue to actively participate in the management and operations of SMIC Shanghai. In addition, Prof. Wang is the legal representative and chairman of SMIC Shanghai while Prof. Liu is the special assistant to the general manager of SMIC Shanghai. Prof. Wang and Prof. Liu commenced participation in the management of SMIC Shanghai since December 2000 and February 2001, respectively.

    Prof. Wang's current and expected future participation in SMIC Shanghai include overall strategic planning and technology and product research and development. Prof. Liu's current and expected future participation in SMIC Shanghai include product management, market development and liaison with relevant PRC Government authorities.

(2) ICs are key components of the Company's embedded system products, the development of which depends, to a significant extent, on the manufacturing technology which in turn offers the design and development of ICs. The Directors are of the view that the proposed investment in SMIC International will enable the Company to improve its ability in the design and development of ICs. In particular, the Directors believe that

through co-operating with SMIC Shanghai, the Company would obtain more specific information relating to IC manufacturing technology, which in turn may benefit the Company in designing its advanced ICs.

(3) At present, the Company designs most of the ICs used in its products and subcontracts the manufacturing of such ICs to independent subcontractors. Pursuant to the SMIC Shareholders' Agreement, following the investment in SMIC International, the Company will be able to subcontract the manufacturing of its ICs to SMIC Shanghai, thus ensuring the Company stable supply of ICs at competitive price. Based on a monthly expected production capacity of 42,000 wafers, the annual production of SMIC Shanghai will be approximately 500,000 wafers. Under the SMIC Shareholders' Agreement, the Company (through JBU Cayman) will be entitled to purchase 3,000 wafers per month or its pro-rate share (based on the investment amount of the Investors and JBU Cayman in SMIC International) of 50% of SMIC International's monthly production, whichever is less, from SMIC Shanghai. The Directors expect to purchase 10,000 wafers, being the Company's expected annual requirement of 8-inch wafers, from SMIC Shanghai annually. Further details of such arrangement is set out under the paragraph headed "Information on SMIC Shanghai" above.

The Directors consider that there is no direct competition in terms of business activities between the Company and SMIC International given that the two companies manufacture different end products and are targeting at different customers.

PROPOSED SPECIFIC MANDATE TO ISSUE H SHARES

As mentioned above, part of the consideration for the Company Subscription of US$45 million will initially be financed by the Bank Loan. To improve the financial position and reduce the gearing ratio of the Company, the Directors intend to raise capital funds by placing new H Shares to institutional and private investors to repay the Bank Loan.

To repay the Bank Loan, the Directors intend to issue up to 192,800,000 new H Shares by:

(1) exercising the general mandate granted to the Directors by the Shareholders at the Company's annual general meeting on 29th May, 2001 to issue up to 52,800,000 new H Shares or 20% of the existing issued H Shares; and

(2) depending on the actual issue price per H Share, issuing up to an additional 140,000,000 new H Shares pursuant to a specific mandate proposed to be granted by special resolution of a general meeting of all holders of H Shares and Promoters' Shares and separate class meetings of holders of Promoters' Shares and H Shares.

The 192,800,000 new H Shares proposed to be issued, if all issued, will represent approximately 73% of the existing total issued H Shares and approximately 20% and approximately 16.7% of the existing and enlarged total issued share capital of the Company respectively.

The Directors may issue and allot the new H Shares under the above proposed specific mandate at a premium or a discount but in the absence of any unforeseen exceptional circumstances, the Directors expect that the new H Shares under the specific mandate will be issued at a price equal to not less than 85% of the average closing price of the H Shares as quoted on the Stock Exchange for 10 trading days immediately prior to the signing of the relevant placing agreement(s).

On the assumption that the entire 192,800,000 new H Shares are to be issued at the Average Closing Price of HK$1.50 per H Share, the proceeds will be approximately HK$289 million, which will be fully utilised to repay the Bank Loan and any remaining balance of the Bank Loan will either be repaid by the Group's internal resources or be renewed for further periods.

Further announcement will be made at the time of the placement of the new H Shares proposed to be issued as described above.

SPECIAL GENERAL MEETING

The notice convening the Special General Meeting at which (i) ordinary resolution will be proposed to consider, if thought fit, to approve the Company Subscription contemplated thereby; and (ii) special resolution will be proposed to approve a specific mandate to issue up to an additional 140,000,000 new H Shares, the proceeds of which are to be used fully to repay the Bank Loan, and to approve the proposed amendments to the articles of association of the Company to reflect the new capital structure of the Company upon the issuance of the additional 140,000,000 new H Shares is set out on pages 53 to 55 of this circular.

A reply slip for use at the Special General Meeting to be held at Unit 02, 7th Floor, Asia Pacific Centre, 8 Wyndham Street, Central, Hong Kong at 10:00 a.m. 20th February, 2002 is enclosed. Whether or not you intend to attend the Special General Meeting, you are requested to complete and return the reply slip to the Company's H share registrar in Hong Kong, Hong Kong Registrars Limited, at 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong on or before 30th January, 2002.

A proxy form for use at the Special General Meeting to be held at Unit 02, 7th Floor, Asia Pacific Centre, 8 Wyndham Street, Central, Hong Kong at 10:00 a.m. 20th February, 2002 is also enclosed. Whether or not you intend to attend the Special General Meeting, you are requested to complete and return the proxy form to the Company's H share registrar in Hong Kong, Hong Kong Registrars Limited, at 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong not less than 24 hours before the time appointed for the holding of the Special General Meeting. Completion and return of the proxy form will not preclude you from attending and voting in person at the Special General Meeting or at any adjourned meeting should you so wish.

PROMOTERS' SHARES CLASS MEETING

The notice of the Promoters' Shares Class Meeting is set out on pages 56 to 57 of this circular. At the Promoters' Shares Class Meeting, a special resolution will be proposed for the holders of Promoters' Shares to approve a specific mandate to issue up to an additional 140,000,000 new H Shares and the proposed amendments to the articles of association of the Company to reflect the new capital structure of the Company upon the issuance of up to an additional 140,000,000 new H Shares.

A reply slip for use at the Promoters' Shares Class Meeting to be held at Unit 02, 7th Floor, Asia Pacific Centre, 8 Wyndham Street, Central, Hong Kong at 10:30 a.m. (or immediately after the conclusion or adjournment of the Special General Meeting) on 20th February, 2002 is enclosed. Whether or not you intend to attend the Promoters' Shares Class Meeting, you are requested to complete and return the reply slip to the Company's H share registrar in Hong Kong, Hong Kong Registrars Limited, at 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong on or before 30th January, 2002.

A proxy form for use at the Promoters' Shares Class Meeting to be held at Unit 02, 7th Floor, Asia Pacific Centre, 8 Wyndham Street, Central, Hong Kong at 10:30 a.m. (or immediately after the conclusion or adjournment of the Special General Meeting) on 20th February, 2002 is also enclosed. Whether or not you intend to attend the Promoters' Shares Class Meeting, you are requested to complete and return the proxy form to the Company's H share registrar in Hong Kong, Hong Kong Registrars Limited, at 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong not less than 24 hours before the time appointed for the holding of the Promoters' Shares Class Meeting. Completion and return of the proxy form will not preclude you from attending and voting in person at the Promoters' Shares Class Meeting or at any adjourned meeting should you so wish.

H SHARES CLASS MEETING

The notice of the H Shares Class Meeting is set out on pages 58 to 59 of this circular. At the H Shares Class Meeting, a special resolution will be proposed for the holders of existing H Shares to approve a specific mandate to issue up to an additional 140,000,000 new H Shares and the proposed amendments to the articles of association of the Company to reflect the new capital structure of the Company upon the issuance of the additional 140,000,000 new H Shares.

A reply slip for use at the H Shares Class Meeting to be held at Unit 02, 7th Floor, Asia Pacific Centre, 8 Wyndham Street, Central, Hong Kong at 11:00 a.m. (or immediately after the conclusion or adjournment of the Promoters' Shares Class Meeting) on 20th February, 2002 is enclosed. Whether or not you intend to attend the H Shares Class Meeting, you are requested to complete and return the reply slip to the Company's H share registrar in Hong Kong, Hong Kong Registrars Limited, at 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong on or before 30th January, 2002.

A proxy form for use at the H Shares Class Meeting to be held at Unit 02, 7th Floor, Asia Pacific Centre, 8 Wyndham Street, Central, Hong Kong at 11:00 a.m. (or immediately after the conclusion or adjournment of the Promoters' Shares Class Meeting) on 20th February, 2002 is also enclosed. Whether or not you intend to attend the H Shares Class Meeting, you are requested to complete and return the proxy form to the Company's H share registrar in Hong Kong, Hong Kong Registrars Limited, at 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong not less than 24 hours before the time appointed for the holding of the H Shares class meeting. Completion and return of the proxy form will not preclude you from attending and voting in person at the H Shares class meeting or at any adjourned meeting should you so wish.

RECOMMENDATIONS

The Directors consider that the terms of the SMIC Share Purchase Agreement and SMIC Shareholders' Agreement are fair and reasonable so far as the Company and the Shareholders are concerned. The Directors also consider that the grant of a specific mandate to the Directors to issue up to an additional 140,000,000 new H Shares, the proceeds of which are to be fully used to repay the Bank Loan utilised or to be utilised to finance the Company Subscription, is in the interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend the Shareholders to vote in favour of the resolutions to be proposed at the Special General Meeting and the separate class meetings of holders of Promoters' Shares and H Shares.

ADDITIONAL INFORMATION

Your attention is drawn to the additional information contained in the appendices to this circular.

Yours faithfully,
By Order of the Board
Xu Zhen Dong
Chairman

1. INTERIM RESULTS ANNOUNCEMENT OF THE GROUP FOR THE NINE MONTHS ENDED 30TH SEPTEMBER, 2001

Set out below is an extract of the financial information of the Group from its interim results announcement for the nine months ended 30th September, 2001.

2001 THIRD QUARTERLY RESULTS (UNAUDITED)

	Note	1/7/2001 to 30/9/2001 *RMB'000*	1/7/2000 to 30/9/2000 *RMB'000*	1/1/2001 to 30/9/2001 *RMB'000*	1/1/2000 to 30/9/2000 *RMB'000*
Turnover	2	28,652	14,110	69,446	29,776
Operating expenses:					
Material and equipment		(10,978)	(3,128)	(29,547)	(4,688)
Employment costs		(3,951)	(2,567)	(12,233)	(4,750)
Depreciation of fixed assets		(1,124)	(728)	(3,154)	(1,700)
Other operating expenses		(3,219)	(3,224)	(8,383)	(4,820)
Profit from operations		9,380	4,463	16,129	13,818
Other (expenses) income, net		(2,188)	2,506	4,522	2,534
Profit before taxation		7,192	6,969	20,651	16,352
Taxation	3	–	–	–	–
Profit after taxation		7,192	6,969	20,651	16,352
Minority interest		72	–	72	–
Profit attributable to shareholders		7,264	6,969	20,723	16,352
Earnings per share – basic (RMB cents)	4	0.75	0.79	2.15	2.15

Notes:

1. **Group reorganization and basis of presentation**

The Company was incorporated as a Sino-foreign joint stock company with limited liability in Beijing, the People's Republic of China (the "PRC") on 29th March, 2000. The Company's shares have been listed on the Growth Enterprise Market (the "GEM") of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") since 27th July, 2000.

On 17th April 2000, the Company completed a reorganisation as set out in the Company's Prospectus dated 20th July, 2000 (the "Reorganisation"). The Reorganisation involved entities under common control and the Company resulting from the Reorganisation is regarded as a continuing business. Accordingly, the Reorganisation has been accounted for on the basis of merger accounting, under which the financial statements have been prepared as if the Reorganisation had been completed as at 1st January, 2000 and the business activities had been conducted by the Company since 1st January, 2000, rather than from the date on which the Reorganisation was completed.

The principal accounting policies adopted in preparing the audited consolidated results conform to Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants and accounting principles generally accepted in Hong Kong.

2. Turnover

Turnover included sales of embedded system products and the provision of total solution services after deducting the applicable sales taxes as follows:

	1/7/2001 to 30/9/2001	1/7/2000 to 30/9/2000	1/1/2001 to 30/9/2001	1/1/2000 to 30/9/2000
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Sales of embedded systems and related products	22,977	4,450	53,588	4,478
Total solution contracts	5,675	9,660	15,858	25,298
Total turnover	28,652	14,110	69,446	29,776

3. Taxation

(a) Enterprise income tax ("EIT")

The Company, being located in the Beijing New Technology Development Experimental Zone is subject to a reduced EIT rate of 15%. It is exempted from EIT for three years starting from Year 2000, its first operating year, followed by a 50% reduction of EIT from the fourth to the sixth year.

(b) Value-added tax ("VAT")

The Company is subject to VAT in the PRC levied at the rate of 17% on the amount of sales of its products as well as provision of processing, repairs and replacement services in the PRC. VAT paid on the Company's purchases may be used to offset the VAT on the sales amount to arrive at the net VAT payable.

(c) Business tax ("BT")

The Company is subject to the PRC BT on the provision of maintenance, support and training services in the PRC. The BT rate is 5% on the related revenue.

4. Earnings per share

The calculation of earnings per share for three and nine months ended 30 September 2001 was based on the profit attributable to shareholders of approximately RMB7,264,000 and RMB20,723,000 respectively (2000: RMB6,969,000 and RMB16,352,000) and on the weighted average number of 964,000,000 shares (2000: 884,434,780 shares and 761,927,010 shares adjusted for the effect of the subdivision of shares made by the Company in December 2000) in issue during the period, according to the basis of presentation described in Note 1.

No diluted earnings per share was presented as there were no dilutive potential ordinary shares outstanding.

5. Interim dividend

The Directors do not recommend the payment of an interim dividend for the period (2000 – Nil).

2. AUDITED FINANCIAL INFORMATION

Set out below is a summary of the audited consolidated results for each of the two years ended 31st December, 2000 and balance sheet as at 31st December, 2000 of the Group together with the relevant notes as extracted from the Company's annual report for the year ended 31st December, 2000 and the combined results for the year ended 31st December, 1998 together with the relevant notes as extracted from the Accountants' Report attached as Appendix I of the Prospectus.

(A) Consolidated income statement

	Note	2000 *RMB'000*	1999 *RMB'000*	1998 *RMB'000*
Turnover	*4*	60,843	10,419	3,029
Operating expenses:				
Material and equipment		(15,783)	(7,270)	(2,886)
Employment costs		(10,817)	(3,455)	(2,274)
Depreciation of fixed assets		(2,960)	(1,262)	(830)
Other operating expenses		(6,733)	(2,931)	(1,862)
Profit (Loss) from operations		24,550	(4,499)	(4,823)
Interest income		6,726	13	16
Exchange loss		(209)	–	–
Profit (Loss) before taxation	*5*	31,067	(4,486)	(4,807)
Taxation	*7*	–	–	–
Profit (Loss) attributable to shareholders	*8*	31,067	(4,486)	(4,807)
Earnings (Loss) per share – Basic	*9*	RMB0.038	RMB(0.006)	RMB(0.007)

(B) Consolidated balance sheet

The following is a summary of the consolidated balance sheet of the Group as at 31st December, 2000:

	Note	*RMB'000*
Fixed assets	*10*	9,882
Investment in subsidiary	*11*	–
Current assets:		
Inventories	*12*	2,969
Prepayments and other current assets	*13*	21,884
Accounts receivable	*3*	24,596
Cash and bank deposits		327,469
Total current assets		376,918
Current liabilities:		
Accounts payable	*3*	4,622
Accrued liabilities	*14*	5,803
Deferred revenue	*3*	1,796
Provision for warranty		500
Taxes payable		2,772
Total current liabilities		15,493
Net current assets		361,425
Net assets		371,307
Represented by:		
Share capital	*15*	96,400
Reserves	*17*	274,907
Total shareholders' equity		371,307

Notes:

1. Reorganisation, basis of presentation and principal activities

Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") was incorporated as a Sino-foreign joint stock limited company in Beijing, the People's Republic of China, on 29th March, 2000. The Company's shares have been listed on the Growth Enterprise Market ("GEM") of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") since 27th July, 2000.

On 17th April, 2000, the Company completed a reorganisation as set out in the Company's Prospectus dated 20th July, 2000 (the "Reorganisation"). The Reorganisation involved entities under common control, and the Company resulting from the Reorganisation is regarded as a continuing business. Accordingly, the Reorganisation has been accounted for on the basis of merger accounting, under which the financial statements have been prepared as if the Reorganisation had been completed as at 1st January, 2000 and the business activities had been conducted by the Company since 1st January, 2000, rather than from the date on which the Reorganisation was completed. The comparative figures as at and for the year ended 31st December, 1999 have been presented on the same basis.

No balance sheet of the Company as at 31st December, 1999 is presented as it was incorporated subsequent to that date.

The Company is principally engaged in the research, development, manufacturing, marketing and sale of embedded systems, including Global Positioning System application systems, network security products, wireless fire alarm systems, application specific integrated circuits and smart card application systems, and related products. The Company is also engaged in the provision of total solution services through application of its embedded system products.

2. Principal accounting policies

The financial statements have been prepared in accordance with Statements of Standard Accounting Practice ("SSAP") issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong, the disclosure requirements of the Hong Kong Companies Ordinance and the Rules Governing the Listing of Securities on the GEM of the Stock Exchange.

The Company and its subsidiary (together, the "Group") have elected to early adopt SSAP 9 (revised) – "Events After the Balance Sheet Date", SSAP 26 – "Segment Reporting", SSAP 28 – "Provisions, Contingent Liabilities and Contingent Assets", SSAP 29 – "Intangible Assets", SSAP 30 – "Business Combinations", SSAP 31 – "Impairment of Assets", and SSAP 32 – "Consolidated Financial Statements and Accounting for Investments in Subsidiaries". Management has concluded that early adoption of these standards has no material impact on the Group's financial statements.

Principal accounting policies are summarised below:

(a) Basis of measurement

The financial statements have been prepared on the historical cost basis as modified by stating certain fixed assets at revalued amount as explained in Note 2(i) below.

(b) Basis of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiary. The results of subsidiaries acquired or disposed of during the year are recorded from or to their effective dates of acquisition or disposal. Significant intra-group transactions and balances have been eliminated on consolidation.

(c) Subsidiary

A subsidiary is a company in which the Company holds, directly or indirectly, more than 50% of the issued voting share capital as a long-term investment. In the Company's financial statements, investment in subsidiary is stated at cost less provision for impairment in value, and income from subsidiary is recorded to the extent of dividends received and receivable.

(d) Turnover and revenue recognition

Turnover comprises (i) the net invoiced value for the sales of embedded systems and related products, (ii) fees from fixed price contracts in connection with the provision of total solution services through application of its embedded system products, and (iii) fees from technical consulting, maintenance and training services, excluding applicable value-added tax and business tax.

Revenue is recognised when the outcome of a transaction can be measured reliably and when it is probable that the economic benefits associated with the transaction will flow to the Group, on the following bases:

- Sales of embedded systems and related products are recognised when the installation work is completed and customer has accepted the systems and products together with the risks and rewards of ownership.

- Revenue from provision of total solution services is recognised by reference to the stage of completion of the contract activity. Stage of completion is generally determined by reference to the services performed to date as a proportion of total services to be performed. In instances where the stage of completion is not identifiable, revenue from the provision of total solution service is recognised on a straight-line basis over the period in which the work is performed. When the outcome of a contract cannot be estimated reliably, contract revenues are recognised only to the extent of contract costs incurred that are probable of recovery, and contract costs are recognised as an expense in the period in which they are incurred. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

- Maintenance revenue is recognised rateably over the term of the respective maintenance contract. Technical consulting revenue and training revenue are recognised when the service is delivered.

- Interest income is recognised on a time proportion basis on the principal outstanding and at the rate applicable.

Deferred revenue represents amounts received for which the earning process has not been completed.

(e) Taxation

Individual companies within the Group provide for profits tax on the basis of their profits for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for profits tax purposes.

Deferred taxation is provided under the liability method, at the current tax rate, in respect of significant timing differences between profit as computed for taxation purposes and profit as stated in the financial statements, except where it is considered that no liability will arise in the foreseeable future. Deferred tax assets are not recognised unless the related benefits are expected to crystallise in the foreseeable future.

(f) Research and development

Research expenditures are written off as incurred. Development expenditures are written off as incurred except for those incurred for specific projects where recoverability can be foreseen with reasonable assurance and which comply with the following criteria: (i) the product or process is clearly defined and the costs attributable to the product or process can be separately identified and measured reliably; (ii) the technical feasibility of the product or process can be demonstrated; (iii) the enterprise intends to produce and market, or use, the product or process; (iv) a market exists for the product or process or, if it is to be used internally rather than sold, its usefulness to the enterprise can be demonstrated; and (v) adequate resources exist, or their availability can be demonstrated, to complete the project and market or use the product or process. Capitalised development expenditures are amortised on a straight-line basis over the period in which the related products are expected to be sold, starting from the commencement of sales.

During the year ended 31st December, 2000, there were no development costs that meet the capitalisation criteria and consequently all development costs were expensed as incurred.

(g) Warranty

Provision for warranty costs is recorded based on management's estimate of future warranty liabilities in respect of warranty periods ranging from one to three years.

(h) Employee retirement benefits

The costs of employee retirement benefits are recognised as expenses in the period in which they are incurred.

(i) Fixed assets and depreciation

Fixed assets are stated at cost or valuation less accumulated depreciation. Major expenditures on modifications and betterments of fixed assets which will result in future economic benefits are capitalised, while expenditures on maintenance and repairs are expensed when incurred. Depreciation is provided on a straight-line basis to write off the cost of each asset over its estimated useful life. The annual rates of deprecation are as follows:

Machinery and equipment	10% to 33%
Leasehold improvements, furniture and office equipment	20% to 50%
Motor vehicles	20%

Machinery and equipment are subject to independent valuation on a regular basis. Any increase in valuation is credited to capital reserve; any decrease is firstly offset against an increase on earlier valuation of the same item of machinery and equipment and is thereafter charged to the income statement.

The carrying value of fixed assets is assessed periodically or when factors indicating an impairment are present. Fixed assets carried at cost less accumulated depreciation are reduced to the recoverable amount if it is lower than book value, with the difference charged to the income statement. In determining the recoverable amount of items of fixed assets, expected future cash flows are not discounted to the present value.

Gains and losses on disposal of fixed assets are recognised in the income statement based on the net disposal proceeds less the carrying amount of the assets.

(j) Inventories

Inventories are carried at the lower of cost and net realisable value. Cost is calculated on the weighted average method of costing and includes costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Net realisable value is based on estimated selling prices in the ordinary course of business, less further costs expected to be incurred to completion and disposal. Provision is made for obsolete, slow-moving or defective items where appropriate.

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realisable value, is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

(k) Operating leases

Operating leases represent those leases under which substantially all the risks and rewards of ownership of the leased assets remain with the lessors. Rental payments under operating leases are charged to the income statement on a straight-line basis over the period of the leases.

(l) Foreign currency translation

The Company and its subsidiary maintain their books and records in Renminbi ("RMB"). Transactions in other currencies during the year are translated into Renminbi at the applicable rates of exchange prevailing at the time of the transactions; monetary assets and liabilities denominated in other currencies are translated into Renminbi at the applicable rates of exchange in effect at the balance sheet date. Exchange gains and losses are dealt with in the income statement.

(m) Provisions and contingencies

A provision is recognised when there is a present obligation (legal or constructive) as a result of a past event and it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed regularly and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

Contingent liabilities are not recognised in the financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. A contingent asset is not recognised in the financial statements but disclosed when an inflow of economic benefits is probable.

3. Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

(a) *Listing of related parties and their relationships with the Group are as follows:*

Name of related party	**Relationship**
Peking University	The ultimate controlling shareholder
The Institute of Microelectronics	A department of Peking University
Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited ("Beijing Tianqiao")	A shareholder of the Company; also a company controlled by Peking University
Beijing Beida Jade Bird Limited ("Beida Jade Bird")	A shareholder of the Company; also a company controlled by Peking University
Beijing Beida Jade Bird Software System Co. ("Jade Bird Software")	A shareholder of the Company; also a company controlled by Peking University
Beijing Beida Jade Bird Tian Tong Information Construction Company Limited ("JBTT")	A subsidiary of Beida Jade Bird
Shenzhen Beida Jade Bird Sci-Tech Company Limited ("Shenzhen Jade Bird")	A subsidiary of Beida Jade Bird
Sichuan Tian Mu Monitored Security Company Limited ("Tian Mu")	An associated company of Beida Jade Bird
Hainan Jade Bird Safeguard Fire Alarm and Monitor Technologies Company Limited ("Hainan Jade Bird")	An associated company of Beida Jade Bird

(b) *Particulars of significant transactions between the Company and related parties are summarised below:*

	2000
	RMB'000
Sales of embedded systems products and provision of total solution services to:	
– Peking University	953
– Beijing Tianqiao	2,581
– JBTT	46
– Tian Mu	15,000
– Hainan Jade Bird	6,000
	24,580
Purchase of inventories from Beijing Tianqiao	745
Royalty fee for the Global Positioning System technology paid/payable to Beijing Tianqiao*	713
Rental expense for premises paid/payable to Beida Jade Bird	–
Rental expense for equipment paid/payable to The Institute of Microelectronics**	892
Rental income for equipment received/receivable from The Institute of Microelectronics**	893

* *Pursuant to the technology license agreement between the Company and Beijing Tianqiao dated 17th April, 2000, Beijing Tianqiao granted an exclusive license to the Company for the use of certain Global Positioning System technology applying 230m frequency band for ten years, in return for a royalty fee of 3% on the sales of the products using this technology.*

** *Pursuant to the equipment lease agreement between the Company and The Institute of Microelectronics dated 17th April, 2000, The Institute of Microelectronics leased certain equipment to the Company for five years at a rate of RMB120 per hour, and the Company leased certain equipment to the Institute of Microelectronics for five years at an annual fee of RMB1,260,000.*

Pursuant to the JB-CASE technology license agreement and trademark license agreement between the Company and Jade Bird Software, Jade Bird Software granted to the Company a non-exclusive license to use the JB-CASE technology and certain of its trademarks for ten years at nil consideration.

During the year ended 31st December, 2000, Beida Jade Bird provided certain office space to the Company at nil consideration.

(c) *Included in the balance sheet are the following balances with related parties:*

	2000
	RMB'000
Accounts receivable from	
– The Institute of Microelectronics	248
– Beijing Tianqiao	3,091
– Beida Jade Bird	459
– Hainan Jade Bird	6,000
	9,798
Accounts payable to	
– Shenzhen Jade Bird	315
– Peking University	42
	357
Deferred revenue from	
– Tian Mu	–
– Peking University	–
	–

The above balances with related parties resulted from transactions in the ordinary course of business and were unsecured, non-interest bearing and subject to settlements according to payment terms set out in the respective agreements.

4. Turnover and Revenue

Analysis of turnover and revenue in the consolidated income statement is as follows:

	2000	1999	1998
	RMB'000	*RMB'000*	*RMB'000*
Analysed by nature of sales:			
Sales of embedded systems and products	13,388	711	–
Provision of total solution services	47,455	9,708	3,029
Total turnover	60,843	10,419	3,029
Analysed by product category:			
Global Positioning System application systems	22,563	163	2,084
Network security products	22,043	6,066	–
Wireless fire alarm systems	6,621	1,031	739
Application specific integrated circuits	6,287	683	–
Smart card application systems	3,329	2,476	206
Total turnover	60,843	10,419	3,029
Interest income	6,726	13	16
Total revenue	67,569	10,432	3,045

All of the Group's turnover was derived from operations conducted in Mainland China.

For the year ended 31st December, 2000, the largest and five largest customers accounted for approximately 23.4% and 65.8% (1999 – 69.1% and 93.1%), respectively, of the Group's turnover.

5. Profit (Loss) before taxation

Profit (Loss) before taxation in the consolidated income statement was determined after charging or crediting the following items:

	2000	1999	1998
	RMB'000	*RMB'000*	*RMB'000*
After charging –			
Research and development expenditures	8,919	4,718	3,721
Operating lease rental of premises	1,393	569	456
Operating lease rental of equipment	892	–	–
Royalty fee	713	430	–
Provision for warranty	–	500	–
Exchange loss	209	–	–
Depreciation of fixed assets	2,960	1,262	830
Loss on disposal of fixed assets	104	133	–
Auditors' remuneration	1,000	–	–
After crediting –			
Interest income from bank deposits	6,726	13	16
Operating lease rental income of equipment	893	–	–

6. Directors', supervisors' and senior executives' emoluments

(a) *Details of emoluments paid/payable to directors and supervisors of the Company were:*

	2000	1999
	RMB'000	*RMB'000*
Executive directors		
Fees	–	–
Other emoluments		
– basic salaries and allowances	1,350	380
– bonus*	900	–
Non-executive directors		
Fees	106	25
Other emoluments		
– basic salaries, bonus and allowances	–	–
Supervisors		
Fees	42	–
Other emoluments		
– basic salaries, bonus and allowances	85	–
	2,483	405

* *The directors' bonus was calculated at approximately 3% of profit attributable to shareholders before the provision of such bonus. Pursuant to the service contracts between the Company and its executive directors, the Company's executive directors were entitled to bonus of not more than 5% of profit after taxation before the provision of such bonus.*

No directors or supervisors waived any emolument during the year. No incentive payment for joining the Group or compensation for loss of office was paid or payable to any directors or supervisors for the year.

Analysis of directors' and supervisors' emoluments by number of directors and supervisors, and emolument ranges is as follows:

	2000	1999
Nil to RMB1,070,000 (equivalent of HK$1,000,000)		
– Executive directors	5	5
– Non-executive directors	5	5
– Supervisors	5	5
	15	15

(b) *Details of emoluments of the five highest paid individuals (including directors and other employees) were:*

	2000	1999
	RMB'000	*RMB'000*
Basic salaries and allowances	1,693	435
Bonus	720	–
	2,413	435
Number of directors	4	3
Number of employees	1	2
	5	5

During the year, no emoluments were paid to the five highest paid individuals (including directors and other employees) as an inducement to join or upon joining the Group or as compensation for loss of office.

The emolument of the five highest paid individuals falls within the range of Nil to RMB1,070,000 (equivalent of HK$1,000,000).

7. Taxation

(a) Enterprise income tax ("EIT")

The Company, being located in the Beijing New Technology Development Experimental Area and registered as a New and High Technology Enterprise, is subject to Mainland China EIT at a rate of 15%. It is exempted from EIT for three years starting from Year 2000, its first operating year, followed by a 50% reduction of EIT from the fourth to the sixth year.

No provision for Hong Kong profits tax was made as the Group had no profits subject to Hong Kong profits tax.

(b) Value-added tax ("VAT")

The Company is subject to VAT in Mainland China levied at the rate of 17% on the amount of sales of its products as well as provision of processing, repairs and replacement services in Mainland China. VAT paid on the Company's purchases may be used to offset VAT on the sales amount to arrive at the net VAT payable.

In addition, the Company is entitled to refund of actual VAT paid exceeding 3% of the sales amount of certain approved software products.

(c) Business tax

The Company is subject to Mainland China business tax on the provision of maintenance, support and training services in Mainland China at a rate of 5% on the related revenue.

The Company's principal activities are sales of embedded systems products and provision of total solution services through application of its embedded systems products. The respective turnover taxes, including business tax and value-added tax, applicable to the Company are described above. According to the tax rules and regulations in Mainland China, when there is uncertainty as to whether value-added tax or business tax should be applied to service income generated by a primary VAT payer, the relevant state tax bureau is authorised to determine the appropriate turnover tax. During the year ended 31st December, 2000, contracts with total sales value of approximately RMB36 million were considered by the Company and Haidian Local Tax Bureau to be subject to business tax but not VAT, and accordingly, business tax at 5% of the said value was paid. Management has obtained a verbal consent from the Haidian State Tax Bureau that these transactions are subject to business tax. However, there is a contingent liability that if higher tax authorities eventually determine that VAT is the appropriate tax for these contracts, the Company may be required to pay additional turnover tax of approximately RMB4.3 million in respect of the above revenues. Taking into consideration of the common practice of paying the relevant taxes in Mainland China, the management considers the possibility of paying additional turnover tax is remote.

8. Profit attributable to shareholders

During the year ended 31st December, 2000, the consolidated profit attributable to shareholders included a profit of approximately RMB31,091,000 dealt with in the financial statements of the Company.

9. Earnings (Loss) per share

The calculation of earnings per share for the year ended 31st December, 2000 was based on the profit attributable to shareholders of approximately RMB31,067,000 (1999 – loss of approximately RMB4,486,000) and on the weighted average number of approximately 812,721,000 shares (1999 - 700,000,000 shares) in issue during the year, according to the basis of presentation described in Note 1 and adjusted for the effect of the subdivision of shares made by the Company in December 2000 (see Note 15(c)).

No diluted earnings per share was presented as there were no dilutive potential ordinary shares outstanding.

10. Fixed assets

Movements of fixed assets (Consolidated and Company) were:

	2000			
	Machinery and equipment	Leasehold improvements furniture and office equipment	Motor vehicles	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Cost or Valuation				
Beginning of year	18,522	895	571	19,988
Additions	1,861	2,605	–	4,466
Revaluation	–	–	–	–
Disposals	(172)	–	–	(172)
End of year	20,211	3,500	571	24,282
Representing:				
At cost	2,840	3,500	571	6,911
At professional valuation	17,371	–	–	17,371
	20,211	3,500	571	24,282
Accumulated depreciation				
Beginning of year	(11,134)	(155)	(219)	(11,508)
Provision for the year	(2,301)	(546)	(113)	(2,960)
Revaluation	–	–	–	–
Disposals	68	–	–	68
End of year	(13,367)	(701)	(332)	(14,400)
Net book value				
End of year	6,844	2,799	239	9,882
Beginning of year	7,388	740	352	8,480

As required by the laws and regulations in Mainland China relating to reorganisation involving state-owned assets, machinery and equipment of the predecessor entities were transferred to the Company at the appraised values as at 31st December, 1999. The appraisal was performed by CIECC Assets Appraisal Corporation, an independent qualified appraiser in Mainland China, taking into consideration the then replacement costs, physical condition, remaining useful lives and other relevant factors.

11. Investment in subsidiary

In the Company's balance sheet, investment in subsidiary consisted of:

	2000
	RMB'000
Unlisted shares	1

Particulars of the Company's subsidiary as at 31st December, 2000 were as follows:

Company name	Place of incorporation and operations	Paid-up capital	Percentage of equity interest attributable to the group	Principal activities
Beida Jade Bird Universal Sci-Tech (Cayman) Development Company Limited	Cayman Islands/ Hong Kong	US$1	100%	Technology research, development and sale of integrated circuits and related products

12. Inventories

Inventories consisted of:

	2000
	RMB'000
Raw materials	1,118
Work-in-progress on contracts for total solution services	1,502
Finished goods	349
	2,969

13. Prepayments and other current assets

Prepayments and other current assets consisted of:

	2000
	RMB'000
Prepayment for purchase of materials*	16,821
Interest receivable	3,665
VAT recoverable	838
Others	560
Total	21,884

* *Prepayment for purchase of materials included RMB15,921,000 for the purchase of spare parts of Global Positioning System application systems.*

14. Accrued liabilities

Accrued liabilities consisted of:

	2000
	RMB'000
Salary and welfare payable	3,810
Directors' bonus payable	900
Others	1,093
	5,803

15. Share capital

During the year ended 31st December, 2000, movements of the Company's registered and issued capital were as follows:

	Number of shares *'000*	Nominal value *RMB'000*	Percentage
Issuance of promoter shares in connection with the Reorganisation *(a)*	70,000	70,000	72.6%
Issuance of overseas public shares (H Shares) *(b)*	26,400	26,400	27.4%
Shares subdivision *(c)*	867,600	–	–
End of year	964,000	96,400	100.0%

Notes –

(a) Upon incorporation, the Company's registered share capital amounted to RMB70,000,000, divided into 70,000,000 shares of RMB1 each.

(b) On 15th July, 2000, the Company's registered share capital was authorised to increase from RMB70,000,000 to RMB94,000,000, divided into 70,000,000 promoter shares of RMB1 each and 24,000,000 H Shares (excluding an over-allotment option of 2,400,000 H Shares) of RMB1 each, ranking pari passu in all respects with the then existing shares, and the Company was authorised to allot and issue additional 2,400,000 H Shares of RMB1 each according to the market demand. Subsequently, 24,000,000 H Shares and 2,400,000 H Shares were placed with professional, institutional and other investors on 26th July, 2000 and 15th August, 2000, respectively, at HK$11 per share.

(c) With effect from 18th December, 2000, each of the Company's shares with nominal value of RMB1 was subdivided into ten shares of RMB0.1 each.

16. Share options

The Company adopted a share option scheme on 5th July, 2000, pursuant to which the board of directors of the Company may, at its discretion, grant options to any full-time employees of the Group to subscribe for shares in the Company, to a maximum of 30% of the Company's shares in issue at the date of grant. The exercise price will be determined by the board of directors, and will not be less than the higher of: (a) the nominal value of a H Share; (b) the average closing price of the H Shares quoted on the GEM of the Stock Exchange on the five trading days immediately preceding the date of offer of the options; or (c) the closing price of the H Shares quoted on the GEM of the Stock Exchange on the date of offer of the options, which must be a business day as defined in the GEM Listing Rules. However, employees who are Chinese nationals in Mainland China shall not be entitled to exercise the option until the current restrictions on these persons for subscribing or dealing in H Shares imposed by the laws and regulations in Mainland China have been amended or removed.

For the year ended 31st December, 2000, no options were granted to the Group's employees.

17. Reserves

Movements were:

	2000					
	Share premium *RMB'000*	Capital reserve *RMB'000*	Statutory reserves *RMB'000*	Dividends *RMB'000*	Retained earnings *RMB'000*	Total *RMB'000*
Consolidated						
Beginning of year	–	11,379	–	–	–	11,379
Surplus on revaluation of fixed assets	–	–	–	–	–	–
Effect of the Reorganisation *(Note 1)*	–	(18,810)	–	–	–	(18,810)
Premium on issuance of H Shares	281,964	–	–	–	–	281,964
Share issuance expenses	(30,693)	–	–	–	–	(30,693)
Profit (Loss) attributable to shareholders	–	–	–	–	31,067	31,067
Transfer to reserves	–	7,431	4,664	–	(12,095)	–
Proposed dividend	–	–	–	4,820	(4,820)	–
End of year	251,271	–	4,664	4,820	14,152	274,907
Company						
Beginning of year	–	11,379	–	–	–	11,379
Surplus on revaluation of fixed assets	–	–	–	–	–	–
Effect of the Reorganisation *(Note 1)*	–	(18,810)	–	–	–	(18,810)
Premium on issuance of H Shares	281,964	–	–	–	–	281,964
Share issuance expenses	(30,693)	–	–	–	–	(30,693)
Profit attributable to shareholders	–	–	–	–	31,091	31,091
Transfer to reserves	–	7,431	4,664	–	(12,095)	–
Proposed dividend	–	–	–	4,820	(4,820)	–
End of year	251,271	–	4,664	4,820	14,176	274,931

(a) Capital reserve

The reserve as at 31st December, 1999 represented the net book value of the assets and liabilities that were transferred to the Company by the predecessor entities.

In accordance with a resolution of an extra-ordinary shareholders' meeting held in July 2000, RMB7,431,000 was transferred from retained earnings to capital reserve.

(b) Statutory reserves

In accordance with the laws and regulations in Mainland China and the Company's articles of association, the Company is required to appropriate 10% and 5% of its profit after taxation, after offsetting any prior years' losses, to the statutory surplus reserve and statutory public welfare fund, respectively, When the balance of the statutory surplus reserve reaches 50% of the Company's share capital; any further appropriation is optional. The statutory surplus reserve can be used to offset prior years' losses, if any, and may be converted into share capital by issuing new shares to shareholders in proportion to their existing shareholding or by increasing the par value of the shares currently held by them, provided that the remaining balance of the statutory surplus reserve after such issue is not less than 25% of share capital. The statutory public welfare fund can only be utilised on capital items for the collective benefits of the Company's employees, such as construction of dormitories, canteen and other staff welfare facilities, the title to which remains with the Company. This fund is non-distributable other than in liquidation. For the year ended 31st December, 2000, approximately RMB3,109,000 and RMB1,555,000 have been appropriated to statutory surplus reserve and statutory welfare fund, respectively.

(c) *Basis for profit appropriations*

Appropriations to statutory reserves are determined based on the financial statements prepared in accordance with the accounting standards and regulations applicable in Mainland China.

In addition, in accordance with the Company's articles of association, the Company declares dividends based on the lower of retained earnings as reported in accordance with the accounting standards and regulations applicable in Mainland China and those reported in accordance with generally accepted accounting principles in Hong Kong, after deduction of the current year's appropriations to the reserves. The difference between these two amounts as at 31st December, 2000 was not material.

18. Retirement benefits

The Company has participated in defined contribution retirement schemes organised by local government authorities in Mainland China. All of the Mainland China employees are entitled to an annual pension equal to a fixed portion of their basic salaries at their retirement dates. The Company is required to make contributions to the retirement schemes at a rate of 19% of the basic salary of its Mainland China employees and has no further obligation for post-retirement benefits. The retirement plan contributions paid/payable for the year ended 31st December, 2000 pursuant to these arrangements amounted to approximately RMB1,099,000 (1999 – RMB574,000).

19. Housing fund

In accordance with the housing reform regulations in Mainland China, the Company is required to make contributions to the state-sponsored housing fund at 10% of the specified salary amount of the Mainland China employees. At the same time, the employees are required to make a contribution equal to the Company's contributions out of their payroll. The employees are entitled to claim the entire sum of the fund under certain specified withdrawal circumstances. The Company has no further obligation for housing benefits beyond the above contributions. For the year ended 31st December, 2000, the Company contributed approximately RMB579,000 (1999 – RMB302,000) to the fund.

20. Segment information

	Consolidated	
	2000	**1999**
	RMB'000	*RMB'000*
Turnover		
Global Positioning System application systems	22,563	163
Network security products	22,043	6,066
Wireless fire alarm systems	6,621	1,031
Application specific integrated circuits	6,287	683
Smart card application systems	3,329	2,476
	60,843	10,419
Profit (Loss) attributable to shareholders		
Global Positioning System application systems	19,161	(3,120)
Network security products	6,179	476
Wireless fire alarm systems	4,775	(340)
Application specific integrated circuits	3,258	(1,296)
Smart card application systems	(1,005)	(219)
Unallocated corporate expenses	(7,818)	–
Interest income	6,726	13
Exchange loss	(209)	–
	31,067	(4,486)
Depreciation of fixed assets		
Global Positioning System application systems	394	186
Network security products	279	108
Wireless fire alarm systems	55	117
Application specific integrated circuits	1,766	851
Smart card application systems	39	–
Corporate office	427	–
	2,960	1,262

	Consolidated 2000 RMB'000	Consolidated 1999 RMB'000
Capital expenditures (purchase of fixed assets)		
Global Positioning System application systems	73	894
Network security products	1,221	191
Wireless fire alarm systems	29	28
Application specific integrated circuits	329	26
Smart card application systems	2	–
Corporate office	2,812	–
	4,466	1,139

	Consolidated 2000 RMB'000	Consolidated 1999 RMB'000	Company 2000 RMB'000
Assets			
Global Positioning System application systems	19,875	12,613	19,875
Network security products	12,904	1,166	12,904
Wireless fire alarm systems	6,294	2,656	6,294
Application specific integrated circuits	11,974	8,123	11,974
Smart card application systems	1,136	1,741	1,136
Unallocated corporate assets	334,617	–	334,641
	386,800	26,299	386,824
Liabilities			
Global Positioning System application systems	1,807	10,519	1,807
Network security products	5,849	2,435	5,849
Wireless fire alarm systems	651	1,742	651
Application specific integrated circuits	1,097	36	1,097
Smart card application systems	2,378	188	2,378
Unallocated corporate liabilities	3,711	–	3,711
	15,493	14,920	15,493

21. Commitments

As at 31st December, 2000, the Group had operating lease commitments in respect of premises under various non-cancellable operating lease agreements. The amounts payable under these agreements are analysed as follows:

	Consolidated RMB'000	Company RMB'000
Amounts payable within		
– one year	1,433	1,433
– between one to two years	824	824
– between two to five years	13	13
	2,270	2,270

The commitments payable within the next twelve months are analysed as follows:

	Consolidated RMB'000	Company RMB'000
Leases expiring within a period		
– not exceeding one year	364	364
– within one to two years	1,046	1,046
– within two to five years	23	23
	1,433	1,433

22. **Subsequent events**

On 28th March, 2001, the Board of Directors proposed the payment of a dividend of RMB0.005 per share (including promoter shares and H Shares), totalling approximately RMB4,820,000, in respect of the year ended 31st December, 2000. The proposed dividend is subject to approval by the Company's shareholders in general meeting.

3. INDEBTEDNESS OF THE GROUP

Borrowing

At the close of business on 31st October, 2001, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the Group had outstanding short-term bank loan of RMB390,000,000. The short-term bank loan was unsecured and guaranteed by a promoter of the Company and a related party.

Pursuant to Rule 20.52(2) of the GEM Listing Rules, the aforesaid guarantee provided to the Company by its promotor is a connected transaction exempt from reporting, announcement and independent shareholders' approval requirement.

Disclaimers

Save as foresaid and apart from intra-group liabilities, the Group did not have any outstanding mortgages, charges, debentures or other loan capital issued or outstanding or agreed to be issued, bank overdrafts, loans or other similar indebetedness, finance lease commitments, hire purchase commitments, liabilities under acceptances or acceptance credits or any guarantees or other material contingent liabilities outstanding at the close of business on 31st October, 2001.

The Directors have confirmed that, save as disclosed herein, there has not been any material change in the indebtedness and contingent liabilities of the Group since 31st October, 2001.

4. WORKING CAPITAL

The Directors are of the opinion that, after taking into account the existing financial resources and banking facilities available to the Group, including those available to the Group directly and those sharing with related parties, and the Group's internally generated funds, the Group has sufficient working capital to satisfy its present requirements.

5. MATERIAL ADVERSE CHANGE

Save as disclosed, there has been no material change in the financial and trading positions of the Group since 31st December, 2000, the date of which the latest audited accounts of the Company were made up.

6. Rules 17.15 to 17.21 of the GEM Listing Rules

As at the Latest Practicable Date, the Group had not advanced any money to any entity or provided any financial assistance and guarantees to affiliated companies which exceeded 25% of the Company's audited consolidated net tangible assets nor had the Group entered into any loan agreements imposing specific performance obligations on the controlling shareholder of the Company, nor had the controlling shareholder pledged its interests in the shares of the Company to secure debts, guarantees or support of other obligations of the Group. The Directors confirmed that as at the Latest Practicable Date, they were not aware of any circumstances which gave rise to a disclosure requirement under Rules 17.15 to 17.21 of the GEM Listing Rules.

德勤·關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

31st December, 2001

The Directors
Semiconductor Manufacturing International Corporation
18 Zhang Jiang Road
Pu Dong New Area
Shanghai
People's Republic of China

The Directors
Beijing Beida Jade Bird Universal Sci-Tech Company Limited
Rooms 1117/1119
Zhongcheng Building
Haidian Road
Beijing
People's Republic of China

Dear Sirs,

We set out below our report on the consolidated financial information regarding Semiconductor Manufacturing International Corporation (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group") for the period from 3rd April, 2000 (date of incorporation) to 31st December, 2000 and the seven-month period from 1st January, 2001 to 31st July, 2001 (the "Relevant Periods") for inclusion in the circular of Beijing Beida Jade Bird Universal Sci-Tech Company Limited ("Jade Bird Universal") dated 31st December, 2001 (the "Circular") relating to the proposed investment in the Company.

Pursuant to the proposed investment in the Company, as described more fully in the section headed "Letter from the Board" included in the Circular, Beida Jade Bird Universal (Cayman) Investment Company Limited, a wholly-owned subsidiary of Jade Bird Universal, has conditionally agreed to invest in the Company.

The Company is the holding company of a group of companies which is engaged in the business of manufacture and market of advanced technology semiconductors. During the Relevant Periods, the Group has not yet commenced its business operations. The Company is incorporated in the Cayman Islands as an exempted company with limited liability on 3rd April, 2000.

As at the date of this report, the Company has the following subsidiaries:

Name of subsidiary	Country and date of establishment/ incorporation	Issued and fully paid share capital/ registered capital	Attributable equity interest of the Group	Principal activities
Semiconductor Manufacturing International Corporation (Shanghai)*	Mainland China 21st December, 2000	US$230,000,000	100%	Manufacture and market advanced technological semiconductors
Better Way Enterprises Limited*	Western Samoa 5th April, 2000	US$1	100%	Investment holding
Garrison Consultants Limited	Western Samoa 3rd April, 2000	US$1	100%	Investment holding

* Directly held by the Company

The consolidated financial statements of the Group for the period from 3rd April, 2000 (date of incorporation) to 31st December, 2000 were audited by Diwan, Ernst & Young, certified public accountants registered in Taiwan. These financial statements were prepared in accordance with generally accepted accounting principles in Taiwan. For the purpose of this report, we have carried out independent audit procedures in respect of the consolidated management accounts of the Group for the same period prepared in accordance with accounting principles generally accepted in Hong Kong.

No audited financial statements have been prepared for the Company and its subsidiaries for the period from 1st January, 2001 to 31st July, 2001. For the purpose of this report, we have carried out independent audit procedures in respect of the consolidated management accounts of the Group for the seven-month period from 1st January, 2001 to 31st July, 2001.

We have examined the audited consolidated financial statements and the consolidated management accounts (the "Underlying Financial Statements") of the Group for the Relevant Periods in accordance with the Auditing Guideline "Prospectuses and the Reporting Accountant" as recommended by the Hong Kong Society of Accountants.

The consolidated results of the Group for the Relevant Periods and of the consolidated net tangible assets of the Group as at 31st July, 2001 (the "Consolidated Financial Information") have been prepared from the Underlying Financial Statements.

The Underlying Financial Statements are the responsibility of the directors of the Company. The directors of Jade Bird Universal are responsible for the contents of the Circular in which this report is included. It is our responsibility to compile the Consolidated Financial Information set out in this report from the Underlying Financial Statements, to form an independent opinion on the Consolidated Financial Information and to report our opinion to you.

In our opinion, the Consolidated Financial Information together with the notes thereon give, for the purpose of this report, a true and fair view of the results of the Group for the Relevant Periods and of the net tangible assets of the Group and the Company as at 31st July, 2001.

1. PRINCIPAL ACCOUNTING POLICIES

The Consolidated Financial Information has been prepared under the historical cost convention and in accordance with accounting principles generally accepted in Hong Kong. The Consolidated Financial Information is presented in United States Dollars, the currency in which the majority of the Group's transactions is denominated. The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial information incorporate the financial information of the Company and its subsidiaries made up to 31st December/31st July.

All significant inter-company transactions and balances within the Group are eliminated on consolidation.

Investments in subsidiaries

A subsidiary is an enterprise in which the Company, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or where the Company controls the composition of its board to directors or equivalent governing body.

Investments in subsidiaries are stated at cost less any identified impairment losses.

Revenue recognition

Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

Rental income, including rentals invoiced in advance, from properties let under operating leases is recognised on a straight line basis over the period of the respective leases.

Property, plant and equipment

Property, plant and equipment, other than construction in progress, are stated at cost less depreciation and amortisation at the balance sheet date.

The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after the asset has been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the asset, the expenditure is capitalised as an additional cost of the asset.

The gain or loss arising from the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement.

The cost of land use right is amortised over the period of the right using the straight line method.

Construction in progress is stated at cost which includes all construction costs and other direct costs attributable to such projects including borrowing costs capitalised in accordance with the Group's accounting policy. It is not depreciated until completion of construction. Costs of completed construction works are transferred to the appropriate categories of property, plant and equipment.

Depreciation is provided to write off the cost of other property, plant and equipment over their estimated useful lives, using the straight line method, at the following rates per annum:

Buildings	5%
Furniture and equipment	20%
Motor vehicles	20%

Capitalisation of borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, i.e. assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

All other borrowing costs are recognised as an expense in the period in which they are incurred.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any.

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of a past event which will result in a probable outflow of economic benefits that can be reasonably estimated.

Taxation

The charge for taxation is based on the results for the period after adjusting for items which are non-assessable or disallowed. Certain items of income and expense are recognised for tax purposes in a different accounting period from that in which they are recognised in the financial statements. The tax effect of the resulting timing differences, computed under the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or asset will crystallise in the foreseeable future.

Foreign currencies

Transactions in foreign currencies are translated at the rates ruling on the dates of the transactions or at the contracted settlement rate. Monetary assets and liabilities denominated in foreign currencies are re-translated at the rates ruling on the balance sheet date. Gains and losses arising on translation are dealt with in the income statement.

On consolidation, the financial statements of overseas operations which are denominated in currencies other than United States Dollars are translated at the rates ruling on the balance sheet date. All exchange differences arising on translation are dealt with in reserves.

2. RESULTS

The following is a summary of the consolidated results of the Group for the Relevant Periods:

	Notes	**From 3rd April, 2000 to 31st December, 2000** *US$'000*	**Seven months ended 31st July, 2001** *US$'000*
Interest income		2,153	8,195
Other revenue		2	131
Administrative expenses		(929)	(5,929)
Profit from operations	*(a)*	1,226	2,397
Interest on bank borrowings wholly repayable within five years		–	(538)
Net profit for the period		1,226	1,859
Dividend	*(c)*	–	–

Notes:

(a) **Profit from operations**

	From 3rd April, 2000 to 31st December, 2000 US$'000	Seven months ended 31st July, 2001 US$'000
Profit from operations has been arrived at after charging:		
Staff costs*	550	2,750
Retirement benefits scheme contributions	25	99
	575	2,849
Auditors' remuneration	15	–
Depreciation and amortisation	10	713
and after crediting:		
Property rental income net of outgoings of US$8,000 for the seven months ended 31st July, 2001	–	103

* Included in staff costs is an amount of director's other emoluments paid to a director not exceeding US$175,000 (3rd April, 2000 to 31st December, 2000: not exceeding US$225,000).

(b) **Taxation**

No provision for taxation has been made as the Group had no assessable profit for the Relevant Periods.

There was no significant unprovided deferred taxation in respect of any of the Relevant Periods.

(c) **Dividend**

No dividend has been paid or payable by the Group during the Relevant Periods.

(d) **Earnings per share**

No earnings per share is presented as its inclusion, for the purpose of this report, is not considered meaningful.

(e) **Transfers to and (from) reserves**

	From 3rd April, 2000 to 31st December, 2000 US$'000	Seven months ended 31st July, 2001 US$'000
Share premium		
Balance brought forward	–	–
Premium arising on issue of shares	–	595
Balance carried forward	–	595
Translation reserve		
Balance brought forward	–	40
Exchange differences arising from the translation of financial information of overseas operations	40	(37)
Balance carried forward	40	3

Other than the above, there was no movement in reserves in respect of the Relevant Periods.

The Company's reserves available for distribution to its shareholders comprise share premium and retained profits which in aggregate amounted to US$7,180,000 as at 31st July, 2001. Under the Companies Law (Revised) of the Cayman Islands, the share premium of the Company is available for paying distributions or dividends to shareholders subject to the provisions of its Memorandum and Articles of Association and provided that, immediately following the distribution or dividend, the Company is able to pay its debts as they fall due in the ordinary course of business.

(f) Retirement benefits scheme

The employees employed by the subsidiary in the Mainland China (the "PRC") are members of a state-managed retirement benefits scheme operated by the PRC government. The PRC subsidiary is required to contribute a certain percentage of its payroll to the retirement benefits scheme to fund the benefits. The only obligation of the PRC subsidiary with respect to the retirement benefits scheme is to make the required contributions under the scheme. The contributions payable to the retirement benefits scheme are charged to the income statement.

3. NET TANGIBLE ASSETS

The following is a summary of the net tangible assets of the Group and the Company as at 31st July, 2001:

		THE GROUP		THE COMPANY	
	Notes	*US$'000*	*US$'000*	*US$'000*	*US$'000*
NON-CURRENT ASSETS					
Property, plant and equipment	*(a)*	143,418		–	
Investments in subsidiaries	*(b)*	–	143,418	230,000	230,000
CURRENT ASSETS					
Accounts receivables		3,144		1,625	
Amount due from a subsidiary	*(c)*	–		3,467	
Pledged bank deposits	*(d)*	193,208		–	
Bank balances, deposits and cash	*(d)*	160,137		140,303	
		356,489		145,395	
CURRENT LIABILITIES					
Accounts payables		150,199		62,665	
Secured short-term bank loans	*(e)*	29,601		–	
		179,800		62,665	
NET CURRENT ASSETS			176,689		82,730
TOTAL ASSETS LESS CURRENT LIABILITIES			320,107		312,730
DEDUCT:					
NON-CURRENT LIABILITIES					
Monies received for subscription of shares	*(f)*		316,416		305,542
NET TANGIBLE ASSETS			3,691		7,188

Notes:

(a) **Property, plant and equipment**

	Land and buildings *US$'000*	Furniture and equipment *US$'000*	Motor vehicles *US$'000*	Construction in progress *US$'000*	Total *US$'000*
THE GROUP					
COST					
At 1st January, 2001	–	217	2	13,935	14,154
Additions	50,436	475	137	78,939	129,987
At 31st July, 2001	50,436	692	139	92,874	144,141
DEPRECIATION AND AMORTISATION					
At 1st January, 2001	–	10	–	–	10
Provided for the period	674	34	5	–	713
At 31st July, 2001	674	44	5	–	723
NET BOOK VALUES					
At 31st July, 2001	49,762	648	134	92,874	143,418

The Group's property interests which-are situated in the PRC are held under medium-term land use rights. At 31st July, 2001, the land use rights certificates in respect of these properties with net book value of US$50 million have not been issued by the relevant PRC government authority. In the opinion of the directors, such certificates will be issued in due course.

(b) **Investments in subsidiaries**

	THE COMPANY *US$'000*
Unlisted capital contributions, at cost	230,000

(c) **Amount due from a subsidiary**

The amount is unsecured, interest-free and has no fixed repayment terms.

(d) **Pledged bank deposits and bank balances, deposits and cash**

At 31st July, 2001, the pledged bank deposits and bank balances, deposits and cash of the Group denominated in Renminbi ("RMB") amounted to US$28,032,000. RMB is generally regarded as a currency that cannot be freely converted to other currencies.

At 31st July, 2001, the Company did not have any bank balances, deposits and cash denominated in RMB.

(e) **Secured short-term bank loans**

At 31st July, 2001, the Group's short-term bank loans are secured by bank deposits of US$193,208,000.

(f) **Monies received for subscription of shares**

The monies were received from investors for the purpose to subscribe for the Company's shares. These monies were unsecured, interest-free and have no fixed repayment terms.

(g) **Deferred taxation**

At 31st July, 2001, neither the Group nor the Company had any significant unprovided deferred tax asset or liability.

(h) **Capital commitments**

	THE GROUP *US$'000*	THE COMPANY *US$'000*
Capital expenditure authorised but not contracted for in respect of acquisition of property, plant and equipment	69,601	–
Capital expenditure contracted for but not provided in the financial statements in respect of		
– acquisition of property, plant and equipment	73,068	–
– investments in the PRC	1,100,000	270,000
	1,242,669	270,000

(i) **Contingent liabilities**

The Group and the Company had no significant contingent liabilities at 31st July, 2001.

4. SIGNIFICANT SUBSEQUENT EVENT

At the date of this report, there is no significant subsequent event relating to the Group.

5. SUBSEQUENT FINANCIAL STATEMENTS

No audited financial statements of the Group, the Company or any of its subsidiaries have been prepared in respect of any period subsequent to 31st July, 2001.

Yours faithfully,
Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong

1. RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief:

(a) the information contained in this circular is accurate and complete in all material respects and not misleading;

(b) there are no other matters the omission of which would make any statement in this circular misleading; and

(c) all opinions expressed in this circular have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

2. DISCLOSURE OF INTERESTS

(a) Interests in shares of the Company

As at the Latest Practicable Date, except for those shares held through Heng Huat Investments Limited ("Heng Huat") as set out below, none of the Directors and the supervisors of the Company or their respective associates had any personal, family, corporate or other interests in the shares of the Company or associated corporations, if any, pursuant to section 29 of the SDI Ordinance.

Heng Huat

Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu, all executive Directors of the Company, are trustees holding 60, 20 and 20 shares out of 100 shares in the issued share capital of Heng Huat. Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu are also directors of Heng Huat.

By a declaration of trust made as a deed on 19th July, 2000, Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu declared that they held the shares of Heng Huat as trustees for the benefits of 477 employees of Beijing Beida Jade Bird Software System Company ("Jade Bird Software"), Beijing Beida Jade Bird Limited ("Jade Bird"), Beijing Beida Yu Huan Microelectronics System Engineering Company ("Yu Huan") and Beijing Tianqiao Beida Jade Bird Sei-Tech Company Limited ("Beijing Tianqiao") and their respective subsidiaries and associated companies and the Company. Heng Huat and Gamerian Limited are the two shareholders beneficially entitled to approximately 93.37% and approximately 6.63% respectively in the issued share capital of Dynamic Win Assets Limited ("Dynamic Win"), which is a substantial shareholder of the Company holding approximately 22.82% of the Company issued share capital.

Save as disclosed herein, as at the Latest Practicable Date, none of the Directors or the supervisors of the Company had any interest in the share capital of the Company and its associated corporations (within the meaning of the SDI Ordinance) notified to the Company and the Stock Exchange pursuant to section 28 of the SDI Ordinance (including interests which they are deemed or taken to have under section 31 of, or

Part 1 of the Schedule to, the SDI Ordinance) or pursuant to the Model Code for Securities Transactions by Directors of Listed Companies or which are required, pursuant to section 29 of the SDI Ordinance, to be entered in the register referred to therein.

(b) Interests in share options

As at the Latest Practicable Date, no options have been granted by the Group pursuant to the share option scheme adopted by the Company on 5th July, 2000.

3. DIRECTORS' SERVICE CONTRACTS

Each of the Directors has entered into a service contract with the Company for an initial term of three years commencing from 29th March, 2000 (date of incorporation).

4. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, the only persons directly or indirectly entitled to exercise or control the exercise of 10% or more of the voting power at general meetings of the Company, or otherwise interested in 10% or more of the issued share capital of the Company were as follows:

Shareholder	Number of Promoters' Shares	Approximate effective interests in the Company
Peking University *(Note 1)*	221,345,350	22.96%
Jade Bird Software *(Note 2)*	136,345,350	14.14%
Dynamic Win *(Note 3)*	220,000,000	22.82%
Heng Huat *(Note 3)*	205,414,000	21.31%

Notes:

(1) Peking University, through Jade Bird Software, Jade Bird, Yu Huan and Beijing Tianqiao (collectively the "Jade Bird Group"), has effective interests in the Company comprising:

(a) 85,000,000 shares (representing approximately 8.82% of the Company's issued share capital) held by Yu Huan, which is beneficially wholly-owned by Peking University;

(b) 110,000,000 shares (representing approximately 11.41% of the Company's issued share capital) held by Jade Bird Software, which is beneficially wholly-owned by Peking University;

(c) 18,400,000 shares (representing approximately 1.91% of the Company's issued share capital) held through Jade Bird, which is approximately 46% owned by Peking University;

(d) 7,945,350 shares (representing approximately 0.82% of the Company's issued share capital) held through Beijing Tianqiao, which is approximately 10.60% owned by Peking University.

(2) The interests of Jade Bird Software comprises:

(a) 110,000,000 shares (representing approximately 11.41% of the Company's issued share capital) held by Jade Bird Software;

(b) 18,400,000 shares (representing approximately 1.91% of the Company's issued share capital) held through Jade Bird, which is approximately 46% owned by Jade Bird Software;

(c) 7,945,350 shares (representing approximately 0.82% of the Company's issued share capital) held through Beijing Tianqiao, which is approximately 10.60% owned by Jade Bird Software.

(3) Dynamic Win is a limited liability company incorporated in Hong Kong under the Companies Ordinance, the shareholding of which is held as to approximately 6.63% by Gamerian Limited and approximately 93.37% by Heng Huat. Gamerian Limited is a wholly owned subsidiary of New World CyberBase Limited, a company whose shares are listed on the Main Board of the Stock Exchange. Heng Huat is a company incorporated in the British Virgin Islands, the entire issued share capital of which is held by three of the executive directors of the Company as trustees for the benefits of the qualified employees of the Jade Bird Group and the Company.

Save as disclosed above, the Company had no notice of any interests to be recorded under Section 16(1) of the SDI Ordinance as at the Latest Practicable Date.

5. SPONSOR'S INTEREST

None of the Company's sponsor, Tai Fook Capital Limited (the "Sponsor"), its directors, employees or associates (as referred to in Note 3 to Rule 6.35 of the GEM Listing Rules) had any interests in the securities of the Company or any member of the Group or any rights to subscribe for or to nominate persons to subscribe for the securities of the Company or any member of the Group as at the Latest Practicable Date.

Pursuant to the sponsor's agreement dated 19th July 2000 between the Company and Tai Fook, Tai Fook received a fee for acting as the Company's retained sponsor for the period from 27th July 2000 to 31st December 2002.

Save as disclosed above, Tai Fook (including its directors and employees) and its associates, do not have any interest in the Company as at the Latest Practicable Date.

6. MANAGEMENT CONTRACTS

No contract concerning the management and administration of the whole or any substantial part of the business of the Company was entered into or existed during the year.

7. COMPETING INTERESTS

None of the Directors, the management shareholders of the Company or any of their respective associate (as defined in the GEM Listing Rules) had an interest in a business which competes or may compete with the businesses of the Company.

8. MATERIAL CONTRACTS

The following contracts, not being contracts in the ordinary course of business, have been entered into by members of the Company within two years preceding the date of this circular and are or may be material:

1. Technology Licence Agreement dated 17th April, 2000 between Beijing Tianqiao and the Company for a term of 10 years commencing from 17th April, 2000 relating to the exclusive use of global positioning system ("GPS") technology applying 230M frequency band at a royalty fee of 3% on the total sales of such products payable by the Company to Beijing Tianqiao;

2. Non-competition Agreement dated 17th April, 2000 between the four domestic promoters of the Company (namely Jade Bird, Jade Bird Software, Yu Huan and Beijing Tianqiao) as Party A and the Company as Party B whereby Party A agrees with Party B not to and procure their respective subsidiaries not to engage or participate directly or indirectly in any business which may compete directly or indirectly with the embedded system business of Party B;

3. Non-competition Agreement dated 17th April, 2000 between Peking University as Party A and the Company as Party B whereby Party A on behalf of the Institute of Software Engineering and the Institute of Microelectronics of Peking University ("Institute of Microelectronics") agrees with Party B not to engage or participate directly or indirectly in any business which may compete directly or indirectly with the embedded system business of Party B;

4. Contract Transfer Agreement dated 17th April, 2000 between Jade Bird and the Company whereby Jade Bird transferred 3 outstanding contracts relating to the development of IC card systems and a rental agreement relating to certain premises at Beijing Zhong Cheng Plaza to the Company at nil consideration;

5. Contract Transfer Agreement dated 17th April, 2000 between Beijing Tianqiao and the Company whereby Beijing Tianqiao transferred 4 contracts relating to the provisions of GPS products and services and an outstanding contract relating to the development of IC card system to the Company at nil consideration;

6. Contract Transfer Agreement dated 17th April, 2000 between Shenzhen Beida Jade Bird Sci-Tech Company Limited ("Shenzhen Beida Sci-Tech") and the Company whereby Shenzhen Beida Sci-Tech transferred its building lease contract and its supplemental agreement with Shenzhen High and New Technology and Industry Development Company to the Company at nil consideration;

7. Technological Cooperation and Support Agreement dated 17th April, 2000 between the Company as Party A and Beijing Yu Huan, Jade Bird Software, Jade Bird and Beijing Tianqiao as Party B for the provision of continuous technical cooperation and support by Party B relating to the research and development of embedded systems to the Company at market price;

8. Technological Cooperation and Support Agreement dated 17th April, 2000 between the Company and Peking University for the provision of continuous technical cooperation and support by Peking University relating to the research and development of embedded systems to the Company at market price;

9. Trademark Licence Agreement dated 17th April, 2000 between Jade Bird Software and the Company for the licence of trademark Nos.722305 and 722306 of Jade Bird Software for the use by the Company for a term of 10 years from the date of the agreement for nil consideration;

10. Technical Equipment Rental Agreement dated 17th April, 2000 between the Institute of Microelectronics and the Company for the lease of equipment more particularly described therein by the Institute of Microelectronics to the Company for a term of 5 years from the date of the agreement with a right given to the Company for earlier termination upon 3 months' notice at any time starting from 17th April, 2003 at an hourly rate of RMB120 per a particular equipment payable by the Company to the Institute of Microelectronics;

11. Technical Equipment Rental Agreement dated 17th April, 2000 between the Company and the Institute of Microelectronics for the lease of equipment more particularly described therein by the Company to the Institute of Microelectronics for a term of 5 years from the date of the agreement with a right given to the Institute of Microelectronics for earlier termination upon 3 months' notice at any time starting from 17th April 2003 at an annual fee of RMB1.26 million payable by the Institute of Microelectronics to the Company;

12. Master GPS Sales Agreement dated 17th April, 2000 between the Company and Sichuan Tian Mu Monitored Security System Company Limited relating to the sales of GPS and related products for a term of 10 years commencing from the date of the agreement whereby Sichuan Tian Mu Monitored Security System Company Limited agreed to, among other things, purchase all its requirements of GPS and related products from the Company;

13. Master Network Security Products Sales Agreement dated 17th April, 2000 between Beijing Tianqiao and the Company relating to sales of network security products for a term of 10 years commencing from the date of the agreement whereby Beijing Tiangqiao agreed to purchase all its requirements of network security products from the Company;

14. Business Transfer Agreement dated 17th April, 2000 between Beijing Tianqiao and the Company for the transfer of all business, assets, liabilities and technological materials relating to GPS and related products of Beijing Tianqiao to the Company for RMB3,519,250;

15. Business Transfer Agreement dated 17th April, 2000 between Beijing Beida Jade Bird Company Limited Electric Instrument Branch and the Company for the transfer of all business, assets, liabilities and technological materials relating to IC card application system and wireless fire alarm system ("WFAS") and related products of the Factory to the Company for RMB2,387,465;

16. Business Transfer Agreement dated 17th April, 2000 between Yu Huan and the Company for the transfer of all business, assets, liabilities and technological materials relating to application specific integrated circuit and related products of Yu Huan to the Company for RMB10,194,882;

17. Business Transfer Agreement dated 17th April, 2000 between Jade Bird and the Company for the transfer of all business, assets, liabilities and technological materials relating to JB-SG2 and relating products of Jade Bird to the Company for RMB2,724,765;

18. JB-CASE Technology License Agreement dated 17th April, 2000 between Beijing Beida Jade Bird Software Company Limited and the Company for the grant of a non-exclusive license to use the technology relating to JB-CASE to the Company for a term of 10 years from the date of the agreement for nil consideration;

19. Contract Transfer Agreement dated 17th April, 2000 between Peking University and the Company for the transfer by Peking University of an outstanding contract for the installation of WFAS in a government department to the Company at nil consideration;

20. Sub-lease Contract dated 17th April, 2000 between Jade Bird Software and the Company relating to the sub-lease of the office premises at Unit 16, 9th Floor, Beijing New World Centre, North Office Tower, Chongwen District, Beijing, the PRC for a term commencing from 17th April, 2000 to 24th November, 2002 at a monthly rent of US$11.0 per square metre. The Sub-lease Contract had been early terminated in September, 2001;

21. Placing and Underwriting Agreement dated 19th July, 2000 in relation the underwriting of the placing of H Shares as described in the prospectus of the Company dated 20th July, 2000;

22. Preliminary Subscription Agreement dated 30th August, 2001 entered into by and among between SMIC International and the Company;

23. SMIC Share Purchase Agreement dated as of 25th September, 2001 entered into by and among SMIC International, JBU Cayman and the Investors; and

24. SMIC Shareholders' Agreement dated as of 25th September, 2001 entered into by and among SMIC International, JBU Cayman and the Investors.

9. QUALIFICATIONS OF EXPERT

The following is the qualification of the expert who has given opinions or advice which are contained in this circular:

Name	Qualification
Deloitte Touche Tohmatsu	Certified Public Accountants, Hong Kong

10. CONSENTS

Deloitte Touche Tohmatsu has given and has not withdrawn its written consent to the issue of this circular, with the inclusion herein of its letter and reference to its name, in the form and context in which it appears.

11. LITIGATION

No member of the Group is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened by or against any member of the Group.

12. GENERAL

(a) In the event of any inconsistency, the English language text of this circular shall prevail over the Chinese language text.

(b) The principal place of business of the Company in the PRC is at Room 1715, Corporate Square, No. 35 Financial Street, Xi Cheng District, Beijing, the PRC.

(c) The place of business of the Company in Hong Kong is at Unit 02, 7th Floor, Asia Pacific Centre, 8 Wyndham Street, Central, Hong Kong.

(d) The compliance officer of the Company is Prof. Zhang Wan Zhong. Prof. Zhang graudated from Peking University with a master degree in science. Prof. Zhang held various positions in the administrative arm of Peking University and was the authorised representative and general manager of Peking University Science Information Technology Company.

(e) The qualified accountant and company secretary of the Company is Ms. Yang Chau Ming. Ms. Yang holds a bachelor degree in accounting from the Hong Kong Polytechnic University and is an associate member of the Hong Kong Society of Accountants and a fellow member of the Association of Chartered Certified Accountants.

(f) The Company has established an audit committee on 5th July, 2000 with terms of reference in compliance with Rules 5.23, 5.24 and 5.25 of the GEM Listing Rules. The primary duties of the audit committee are to review the financial reporting process and internal control system of the Company. The audit committee has two members, namely the two independent non-executive Directors, Prof. Liu Yong Ping and Prof. Nan Xiang Hao. Prof. Liu graduated from the Faculty of National Politics of the People's University of China. Prof. Liu is currently the deputy chief editor of "Research on the Special Characteristics of Socialism in the PRC". Prof. Nan is currently a part-time professor in the graduate school of University of Science & Technology of China. Prof. Nan was awarded various science award such as 國家科技進步二等獎 (the Second Prize of State Technological Achievement).

13. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents (and English translations thereof, if appropriate) will be available for inspection at Unit 02, 7th Floor, Asia Pacific Centre, 8 Wyndham Street, Central, Hong Kong during normal business hours up to and including 16th January, 2002:

(a) the Articles of Association of the Company;

(b) the prospectus of the Company dated 20th July, 2000;

(c) the annual report of the Company for the year ended 31st December, 2000;

(d) the interim results of the Company for the period ended 30th September, 2001;

(e) the accountants' report on SMIC International prepared by Deloitte Touche Tohmatsu, the text of which is set out in Appendix II to this circular;

(f) the material contracts referred to in paragraph 8 of this Appendix; and

(g) the written consent referred to in this Appendix.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

BEIJING BEIDA JADE BIRD UNIVERSAL SCI-TECH COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting (the "Special General Meeting") of the holders of Promoters' Shares and H Shares of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") will be held at Unit 02, 7th Floor, Asia Pacific Centre, 8 Wyndham Street, Central, Hong Kong on 20th February, 2002 at 10:00 a.m. for the purpose of considering and, if thought fit, passing (with or without modifications) the following resolutions:

1. AS AN ORDINARY RESOLUTION:

"THAT:

(a) the proposed subscription of (1) 54,000,540 SMIC Series A Preference Shares; and (2) 54,000,540 SMIC Series A-1 Preference Shares of Semiconductor Manufacturing International Corporation ("SMIC International") (the "Company Subscription") pursuant to a Share Purchase Agreement dated as of 25th September, 2001 entered into by, among others, Beida Jade Bird Universal (Cayman) Investment Company Limited, a wholly-owned subsidiary of the Company, and SMIC International (the "SMIC Share Purchase Agreement"), a copy of which has been produced to this Special General Meeting marked "A" and signed by the chairman of the meeting for the purpose of identification, be and it is hereby approved in all respects; and

(b) the directors of the Company (the "Directors") be and they are hereby authorised on behalf of the Company to do whatever they may consider necessary, appropriate, desirable or expedient for the purpose of or in connection with the implementation and completion of the Company Subscription pursuant to the SMIC Share Purchase Agreement and all other matters incidental thereto, with such changes and the waiver of all matters relating thereto as are, in the opinion of the Directors, necessary, desirable or expedient and are in the best interest of the Company."

2. AS A SPECIAL RESOLUTION:

"THAT:

(a) upon the passing of Ordinary Resolution numbered 1 set out in the notice convening the Special General Meeting at which this resolution is proposed, the Directors be and are hereby granted an unconditional specific mandate to allot, issue and deal with

additional H Shares in the capital of the Company and to make or grant offers, agreements and options in respect thereof, subject to the following conditions:

(i) such specific mandate shall not extend beyond the Relevant Period save that the Directors may during the Relevant Period make or grant offers or options or enter into agreements which might require the exercise of such powers after the end of the Relevant Period;

(ii) the aggregate number of H Shares to be issued and allotted (whether pursuant to an option or otherwise) by the Directors shall not exceed 140,000,000 new H Shares;

(iii) the board of Directors be at liberty to issue and allot the new H Shares under the specific mandate at a premium or a discount to the then market price of the H Shares at the time of such issue and allotment provided that if the new H Shares are to be issued and allotted at a discount, the issue price per new H Share shall not be more than 15% discount to the average closing price of the H Shares as quoted on the Stock Exchange for 10 trading days immediately prior to the signing of the relevant placing agreement(s);

(iv) the board of Directors will only exercise its power under such mandate in accordance with the PRC Company Law and the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities have been obtained;

(v) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution up to:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the 12-month period following the passing of this resolution; or

(iii) the revocation or variation of the authority given under this resolution by a special resolution of the shareholders of the Company in a general meeting,

whichever is the earliest;

(b) the net proceeds from the issuance of the H Shares under the specific mandate contemplated in Resolution 2(a) shall only be used to repay the bank loan used or to be used by the Company to finance the consideration payable by Beida Jade Bird Universal (Cayman) Investment Company Limited, a wholly-owned subsidiary of the Company, pursuant to the SMIC Share Purchase Agreement referred to in Resolution 1 above;

(c) such necessary amendments be made to the articles of association of the Company to increase the registered share capital of the Company and to reflect changes in the share capital of the Company arising out of the issuance of up to an additional 140,000,000 new H Shares; and

(d) the general mandate granted to the Directors by the holders of H Shares and Promoters' Shares at the annual general meeting held on 29th May, 2001 shall remain in effect in the Relevant Period.

By order of the Board
Xu Zhen Dong
Chairman

Hong Kong, 31st December, 2001

Place of Business in Hong Kong
Unit 02, 7th Floor, Asia Pacific Centre
8 Wyndham Street
Central, Hong Kong

Notes:

1. The H Shares register of shareholders of the Company will be closed from 19th January, 2002 to 20th February, 2002 (both days inclusive), during which no transfer of H Shares will be effected. The holders of Promoter's Shares or H Shares whose name appears on the register of shareholders of the Company at 4:00 p.m. on 18th January, 2002 will be entitled to attend and vote at the Special General Meeting.

2. Any holder of Promoters' Share or H Shares entitled to attend and vote at the Special General Meeting convened by the above notice is entitled to appoint in written form one or more proxies to attend and vote at the Special General Meeting on his behalf. A proxy needs not be a holder of Promoters' Shares or H Shares of the Company.

3. A voting proxy form of the Special General Meeting is enclosed. In order to be valid, the voting proxy form together with the power of attorney or other authority, if any, under which it is signed or a notarily certified copy of the power of attorney must be delivered to the Company's H share registrar in Hong Kong, Hong Kong Registrars Limited, at 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong not less than 24 hours before the time appointed for holding the Special General Meeting or any adjournment thereof.

4. *Holders of Promoters' Shares or H Shares who intend to attend the Special General Meeting should complete the* enclosed "REPLY SLIP FOR SPECIAL GENERAL MEETING" and return it to the Company's H share registrar in Hong Kong, Hong Kong Registrars Limited, at 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong on or before 30th January, 2002. The reply slip may be delivered by hand, by post or by fax to the number (852) 2579-0095.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
BEIJING BEIDA JADE BIRD UNIVERSAL SCI-TECH COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

NOTICE OF PROMOTERS' SHARES CLASS MEETING

NOTICE IS HEREBY GIVEN that a meeting of the holders of Promoters' Shares ("Promoters' Shares Class Meeting") of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") will be held at Unit 02, 7th Floor, Asia Pacific Centre, 8 Wyndham Street, Central, Hong Kong on 20th February, 2002 at 10:30 a.m. (or immediate after the Special General Meeting of the holders of Promoters' Shares and H Shares at the same place and date shall have been concluded or adjourned) for the purpose of considering and, if thought fit, passing (with or without modifications) the following resolution as a special resolution:

SPECIAL RESOLUTION

"THAT:

(a) upon the passing of the ordinary resolution and the special resolution set out in the notice convening the Special General Meeting, the directors of the Company (the "Directors") be and are hereby granted an unconditional specific mandate to allot, issue and deal with additional H Shares in the capital of the Company and to make or grant offers, agreements and options in respect thereof, subject to the following conditions:

(i) such specific mandate shall not extend beyond the Relevant Period save that the Directors may during the Relevant Period make or grant offers or options or enter into agreements which might require the exercise of such powers after the end of the Relevant Period;

(ii) the aggregate number of H Shares to be issued and allotted (whether pursuant to an option or otherwise) by the Directors shall not exceed 140,000,000 new H Shares;

(iii) the board of Directors be at liberty to issue and allot the new H Shares under the specific mandate at a premium or a discount to the then market price of the H Shares at the time of such issue and allotment provided that if the new H Shares are to be issued and allotted at a discount, the issue price per new H Share shall not be more than 15% discount to the average closing price of the H Shares as quoted on the Stock Exchange for 10 trading days immediately prior to the signing of the relevant placing agreement(s);

(iv) the board of Directors will only exercise its power under such mandate in accordance with the PRC Company Law and the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities have been obtained;

(v) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution up to:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the 12-month period following the passing of this resolution; or

(iii) the revocation or variation of the authority given under this Resolution by a special resolution of the holders of the Promoters' shares of the Company in a Promoters' Shares Class Meeting,

whichever is the earliest;

(b) the net proceeds from the issuance of the H Shares under the specific mandate contemplated in Resolution (a) shall only be used to repay the bank loan used or to be used by the Company to finance the consideration payable by Beida Jade Bird Universal (Cayman) Investment Company Limited, a wholly-owned subsidiary of the Company, pursuant to the SMIC Share Purchase Agreement dated as of 25th September, 2001 between, among others, Beida Jade Bird Universal (Cayman) Investment Company Limited and Semiconductor Manufacturing International Corporation;

(c) such necessary amendments be made to articles of association of the Company to increase the registered share capital of the Company and to reflect changes in the share capital of the Company arising out of the issuance of up to an additional 140,000,000 new H Shares; and

(d) the general mandate granted to the Directors by the holders of H Shares and Promoters' Shares at the annual general meeting held on 29th May, 2001 shall remain in effect in the Relevant Period.

By order of the Board
Xu Zhen Dong
Chairman

Hong Kong, 31st December, 2001

Place of Business in Hong Kong
Unit 02, 7th Floor, Asia Pacific Centre
8 Wyndham Street
Central, Hong Kong

Notes:

1. Any holder of Promoters' Share entitled to attend and vote at the Promoters' Shares Class Meeting convened by the above notice is entitled to appoint in written form one or more proxies to attend and vote at the Promoters' Shares Class Meeting on his behalf. A proxy needs not be a holder of Promoters' Shares of the Company.

2. A voting proxy form of the Promoters' Shares Class Meeting is enclosed. In order to be valid, the voting proxy form together with the power of attorney or other authority, if any, under which it is signed or a notarily certified copy of the power of attorney must be delivered to the Company's H share registrar in Hong Kong, Hong Kong Registrars Limited, at 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong not less than 24 hours before the time appointed for holding the Promoters' Shares Class Meeting or any adjournment thereof.

3. Holders of Promoters' Shares who intend to attend the Promoters' Shares Class Meeting should complete the enclosed "REPLY SLIP FOR PROMOTERS' SHARES CLASS MEETING" and return it to the Company's H share registrar in Hong Kong, Hong Kong Registrars Limited, at 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong on or before 30th January, 2002. The reply slip may be delivered by hand, by post or by fax to the number (852) 2579-0095.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

BEIJING BEIDA JADE BIRD UNIVERSAL SCI-TECH COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

NOTICE OF H SHARES CLASS MEETING

NOTICE IS HEREBY GIVEN that a H Shares class meeting of the holders of H Shares ("H Shares Class Meeting") of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") will be held at Unit 02, 7th Floor, Asia Pacific Centre, 8 Wyndham Street, Central, Hong Kong on 20th February, 2002 at 11:00 a.m. (or immediate after the Special General Meeting of the holders of Promoters' Shares and H Shares and the Promoters' Shares Class Meeting of the holders of the Promoters' Shares at the same place and date shall have been concluded or adjourned) for the purpose of considering and, if thought fit, passing (with or without modifications) the following resolution as a special resolution:

SPECIAL RESOLUTION

"THAT:

(a) upon the passing of the ordinary resolution and the special resolution set out in the notice convening the Special General Meeting, the directors of the Company (the "Directors") be and are hereby granted an unconditional specific mandate to allot, issue and deal with additional H Shares in the capital of the Company and to make or grant offers, agreements and options in respect thereof, subject to the following conditions:

(i) such specific mandate shall not extend beyond the Relevant Period save that the Directors may during the Relevant Period make or grant offers or options or enter into agreements which might require the exercise of such powers after the end of the Relevant Period;

(ii) the aggregate number of H Shares to be issued and allotted (whether pursuant to an option or otherwise) by the Directors pursuant to paragraph (a) above shall not exceed 140,000,000 new H Shares;

(iii) the board of Directors be at liberty to issue and allot the new H Shares under the specific mandate at a premium or a discount to the then market price of the H Shares at the time of such issue and allotment provided that if the new H Shares are to be issued and allotted at a discount, the issue price per new H Share shall not be more than 15% discount to the average closing price of the H Shares as quoted on the Stock Exchange for 10 trading days immediately prior to the signing of the relevant placing agreement(s);

(iv) the board of Directors will only exercise its power under such mandate in accordance with the PRC Company Law and the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities have been obtained;

(v) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution up to:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the 12-month period following the passing of this resolution; or

(iii) the revocation or variation of the authority given under this resolution by a special resolution of the holders of the H Shares of the Company in a H Shares Class Meeting,

whichever is the earliest;

(b) the net proceeds from the issuance of the H Shares under the specific mandate contemplated in Resolution (a) shall only be used to repay the bank loan used or to be used by the Company to finance the consideration payable by Beida Jade Bird Universal (Cayman) Investment Company Limited, a wholly-owned subsidiary of the Company, pursuant to the SMIC Share Purchase Agreement dated as of 25th September, 2001 between, among others, Beida Jade Bird Universal (Cayman) Investment Company Limited and Semiconductor Manufacturing International Corporation;

(c) such necessary amendments be made to the articles of association of the Company to increase the registered share capital of the Company and to reflect changes in the share capital of the Company arising out of the issuance of up to an additional 140,000,000 new H Shares; and

(d) the general mandate granted to the Directors by the holders of H Shares and Promoters' Shares at the annual general meeting held on 29th May, 2001 shall remain in effect in the Relevant Period.

By order of the Board
Xu Zhen Dong
Chairman

Hong Kong, 31st December, 2001

Place of Business in Hong Kong
Unit 02, 7th Floor, Asia Pacific Centre
8 Wyndham Street
Central, Hong Kong

Notes:

1. The H Shares register of shareholders of the Company will be closed from 19th January, 2002 to 20th February, 2002 (both days inclusive), during which no transfer of H Shares will be effected. The holders of H Shares whose name appears on the H Shares register of shareholders of the Company at 4:00 p.m. on 18th January, 2002 will be entitled to attend and vote at the H Shares Class Meeting.

2. Any holder of H Shares entitled to attend and vote at the H Shares Class Meeting convened by the above notice is entitled to appoint in written form one or more proxies to attend and vote at the H Shares Class Meeting on his behalf. A proxy needs not be a holder of H Shares of the Company.

3. A voting proxy form of the H Shares Class Meeting is enclosed. In order to be valid, the voting proxy form together with the power of attorney or other authority, if any, under which it is signed or a notarily certified copy of the power of attorney must be delivered to the Company's H share registrar in Hong Kong, Hong Kong Registrars Limited, at 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong not less than 24 hours before the time appointed for holding the H Shares Class Meeting or any adjournment thereof.

4. Holders of H Shares who intend to attend the H Shares Class Meeting should complete the enclosed "REPLY SLIP FOR H SHARES CLASS MEETING" and return it to the Company's H share registrar in Hong Kong, Hong Kong Registrars Limited, at 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong on or before 30th January, 2002. The reply slip may be delivered by hand, by post or by fax to the number (852) 2579-0095.

此乃要件　請即處理

本通函僅供提供資料之用，並不構成購買或認購證券之邀請。

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之北京北大青鳥環宇科技股份有限公司（「本公司」）股份全部**出售或轉讓**，應立即將本通函及隨附之代表委任表格送交買主或承讓人或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
BEIJING BEIDA JADE BIRD UNIVERSAL SCI-TECH COMPANY LIMITED

（於中華人民共和國註冊成立之股份有限公司）

主要交易
有關投資於
中芯國際集成電路製造有限公司之建議
及
發行新H股之特別授權之建議

財務顧問

TAI FOOK 大福融資有限公司

北京北大青鳥環宇科技股份有限公司董事會於二零零一年十二月三十一日發出之函件載於本通函第6至第17頁。

北京北大青鳥環宇科技股份有限公司將分別於二零零二年二月二十日上午十時正、上午十時三十分及上午十一時正假座香港中環雲咸街8號亞洲太平洋中心7樓02室舉行股東特別大會及獨立的發起人股及H股股東大會，大會通告載於本通函第53至第59頁。無論　閣下能否出席大會，務請　閣下盡快按照隨附之回條及代表委任表格上所印列之指示填妥代表委任表格及回條，並交回本公司位於香港之H股股份過戶登記處香港證券登記有限公司（地址為香港德輔道中199號維德廣場2樓）及無論如何回條必須於二零零二年一月三十日或之前交回，而代表委任表格必須於股東特別大會及獨立的發起人股及H股股東大會各自之指定舉行時間24小時前交回。填妥代表委任表格後，　閣下仍可出席各大會或其任何續會，並於會上投票。

二零零一年十二月三十一日

聯交所創業板之特色

創業板乃為帶有高投資風險之公司而設立之一個市場。尤其在創業板上市之公司毋須有過往盈利記錄，亦毋須預測未來溢利。此外，在創業板上市之公司亦可能因其新興性質及該等公司經營業務之行業或國家而帶有風險。有意投資之人士應了解該等公司之潛在風險，並應經過審慎周詳之考慮後方作出投資決定。創業板之較高風險及其他特色表示創業板較適合專業及其他資深投資者。

由於創業板上市之公司屬新興性質，在創業板買賣之證券可能會較在聯交所主板買賣之證券承受較大之市場波動風險，同時無法保證在創業板買賣之證券會有高流通量之市場。

創業板發佈資料之主要途徑為在聯交所為創業板而設之互聯網網頁上刊登。創業板上市公司毋須在憲報指定報章刊登付款公佈披露資料。因此，有意投資之人士應注意，彼等須閱覽創業板網頁，以便取得創業板上市發行人之最新資料。

目 錄

頁次

在本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「聯繫人士」	指	按創業板上市規則賦予該詞之涵義
「平均收市價」	指	H股在緊接最後實際可行日期前20個交易日在聯交所錄得之平均收市價
「銀行貸款」	指	金額最高達人民幣390,000,000元（或約47,000,000美元）之短期銀行貸款，其中約人民幣375,000,000元（或約45,000,000美元）將由本公司用以部份支付在中芯國際股份購買協議下須予支付之代價。銀行貸款乃無抵押，其按年息率6.2496厘計算利息，並須自提款日起6個月後一次清還
「董事會」	指	董事會
「本公司」	指	北京北大青鳥環宇科技股份有限公司，於中國註冊成立之中外股份有限公司，其H股在創業板上市
「公司認購事項」	指	青鳥環宇開曼公司根據中芯國際股份購買協議以總代價60,000,000美元（或約人民幣500,000,000元）（即每股中芯國際優先股認購價1.1111美元）認購54,000,540股中芯國際優先股（佔中芯國際經認購事項擴大後之全部已發行具表決權股本約5.29%）及以每股0.00001美元認購54,000,540股中芯國際A-1優先股之建議
「截止日期」	指	二零零二年三月一日（倘發起人股及H股股東不予批准公司認購事項）或二零零二年六月三十日，（倘本公司未能取得有關中國審核機關就公司認購事項發出之批准）
「董事」	指	本公司董事
「最終交付」	指	青鳥環宇開曼公司及投資者根據中芯國際股份購買協議完成認購彼等承諾購買之中芯國際優先股數量之餘下37.5%

「首次交付」	指	青鳥環宇開曼公司及投資者根據中芯國際股份購買協議完成認購彼等承諾購買之中芯國際優先股數量之62.5%
「創辦人」	指	中芯國際之創辦人(包括Richard Chang先生及Steve Su先生,彼等均為半導體業著名專家),彼等亦為中芯國際(上海)公司之主要管理層
「創業板」	指	聯交所創業板市場
「創業板上市規則」	指	創業板證券上市規則
「本集團」	指	本公司及其附屬公司
「H股」	指	本公司普通股股本中每股面值人民幣0.1元之海外上市外資股,其於創業板上市
「H股股東大會」	指	將分別於二零零二年二月二十日上午十時正及上午十時三十分(或緊隨股東特別大會及發起人股股東大會結束或休會後)舉行之H股股東大會及其任何續會,大會通告載於本通函第58至第59頁
「投資者」	指	多名機構及策略性投資者(不包括青鳥環宇開曼公司),彼等已同意根據投資者認購事項有條件認購中芯國際優先股。彼等各方均獨立於本公司及其附屬公司各董事、發起人、監事、主要行政人員及主要股東或管理股東或彼等各自之任何聯繫人士,且與彼等概無關連
「投資者認購事項」	指	投資者以總代價約1,051,000,000美元,有條件認購合共最多達945,999,460股中芯國際優先股(佔中芯國際經認購事項擴大後之全部已發行具表決權股本約92.75%),即每股中芯國際優先股之認購價為1.1111美元
「青鳥環宇開曼公司」	指	北大青鳥環宇(開曼)投資有限公司,一家於開曼群島註冊成立之公司,為本公司之全資附屬公司

「最後實際可行日期」	指	二零零一年十二月二十四日，即在本通函付印前為確定當中所載若干資料之最後實際可行日期
「主板」	指	在創業板成立前由聯交所管理股票市場，並繼續與創業板並行由聯交所管理的股票市場，為免生疑問，主板不包括創業板
「中國」	指	中華人民共和國
「初步認購協議」	指	青鳥環宇開曼公司及中芯國際於二零零一年八月三十日訂立之有條件認購協議，據此，青鳥環宇開曼公司同意在若干條件之規限下，認購54,000,540股中芯國際優先股，總代價為60,000,000美元（相等於約人民幣500,000,000元），即每股中芯國際優先股之認購價為1.1111美元。有關協議已被中芯國際股份購買協議取替
「發起人股」	指	本公司所發行每股面值人民幣0.1元之普通股，其供本公司之發起人認購
「發起人股股東大會」	指	將於二零零二年二月二十日上午十時三十分（或緊隨股東特別大會結束或休會後）舉行之發起人股股東大會及其任何續會，大會通告載於本通函第56至第57頁
「股東」	指	H股及發起人股持有人
「中芯國際組織章程細則」	指	將於首次交付時予以修訂之中芯國際組織章程細則
「中芯國際」	指	中芯國際集成電路製造有限公司，一家於開曼群島註冊成立之公司，其獨立於本公司或其附屬公司之董事、發起人、監事、主要行政人員及主要股東或管理股東或彼等各自之任何聯繫人士，且與彼等概無關連。中芯國際之主要業務為其於中芯國際（上海）公司之投資
「中芯國際普通股」	指	中芯國際每股面值0.0004美元之普通股。現有已發行中芯國際普通股之持有人大部份為中芯國際之創辦人

「中芯國際優先股」	指	每股面值0.0004美元之中芯國際A優先股，其為具表決權股份及附有股息，及其持有人可選擇或在發生若干情況時按初步換股價每股中芯國際普通股1.1111美元（根據中芯國際現有股本架構計算，有效換股比率相等於一股中芯國際優先股可換一股中芯國際普通股）（可予調整）將之轉換為中芯國際普通股。中芯國際優先股附有中芯國際普通股之同等表決權及於轉換為中芯國際普通股後在所有方面與現有已發行中芯國際普通股享有同等權益。作為中芯國際優先股股東，青鳥環宇開曼公司將有權出席中芯國際之股東大會
「中芯國際股東協議」	指	中芯國際、投資者及青鳥環宇開曼公司於二零零一年九月二十五日在簽立中芯國際股份購買協議之同時訂立之股東協議（經修訂）。就北大青鳥開曼公司而言，有關協議將於有關北大青鳥開曼公司之首次交付完成時生效
「中芯國際股份購買協議」	指	中芯國際、青鳥環宇開曼公司及投資者於二零零一年九月二十五日就公司認購事項及投資者認購事項而訂立之協議，其取替初步認購協議
「中芯國際A-1優先股」	指	中芯國際每股面值0.00001美元之A-1優先股，其為無表決權、不可換股、不可轉讓、附有股息及可贖回優先股
「中芯國際（上海）公司」	指	中芯國際集成電路製造（上海）有限公司，於中國成立之外商獨資企業，其股本由中芯國際全資擁有。中芯國際（上海）公司之主要業務為製造及推銷先進技術半導體
「股東特別大會」	指	本公司就(1)透過普通決議案批准在中芯國際股份購買協議所載之公司認購事項；及(2)透過特別決議案批准有關額外發行最多達140,000,000股新H股之特別授權而召開之股東特別大會

「認購事項」	指	公司認購事項及投資者認購事項
「聯交所」	指	香港聯合交易所有限公司
「美元」	指	美元，美利堅合眾國之法定貨幣
「人民幣」	指	人民幣，中國之法定貨幣

附註：各公司之英文名稱僅為彼等各自之中文正式名稱之譯名。

就本公佈而言，除另行訂明外，美元與人民幣之匯率（倘適用）為1美元 = 人民幣8.338元。有關匯率僅供説明之用，並不代表任何款項已經或應以或可以此匯率予以兑換。

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
BEIJING BEIDA JADE BIRD UNIVERSAL SCI-TECH COMPANY LIMITED

（於中華人民共和國註冊成立之股份有限公司）

執行董事：
許振東先生（主席）
陳鐘教授
徐祗祥先生
張萬中教授
劉越教授

非執行董事：
楊芙清教授
王陽元教授
韓汝琦教授
邢燠樓先生
魯連城先生

獨立非執行董事：
劉永平女士
南相浩教授

法定地址：
中國
北京
海淀路
中成大廈
1117/1119室
郵編100080

中國主要營業地點：
中國
北京
西城區
金融大街35號
國際企業大廈1715室
郵編100032

香港營業地點：
香港
中環
雲咸街8號
亞洲太平洋中心
7樓02室

敬啟者：

主要交易
有關投資於中芯國際之建議
及
發行新H股之特別授權之建議

緒言

於二零零一年八月三十日，青鳥環宇開曼公司與中芯國際訂立初步認購協議。據此，青鳥環宇開曼公司同意有條件認購54,000,540股中芯國際優先股，總現金代價為60,000,000美元（或約人民幣500,000,000元）。

在簽立初步認購協議後，在中芯國際批准本公司在本通函內使用中芯國際之會計師報告前，青鳥環宇開曼公司簽立了中芯國際股份購買協議及代管股東協議。待青鳥環宇開曼公司於緊接本通函刊發日期前之營業日送遞中芯國際股份購買協議後，中芯國際股份購買協議

將被視為已於二零零一年九月二十五日起生效。中芯國際股份購買協議取替初步認購協議。青鳥環宇關曼公司根據中芯國際股份購買協議同意認購之中芯國際優先股數目仍為54,000,540股及除了若干變動外，中芯國際股份購買協議與初步認購協議之主要條款之效力基本上相同。上述兩項協議主要條款之效力概要及比較載於本公司在二零零一年十二月二十八日刊發之公佈內。有關中芯國際股份購買協議之主要條款，請參閱下文「中芯國際股份購買協議」一段。

在（青鳥環宇開曼公司及投資者）完成認購事項後，青鳥環宇開曼公司之54,000,540股中芯國際優先股佔中芯國際之全部已發行具表決權股本約5.29%。中芯國際現正與另一名投資者就發行進一步具表決權股份進行磋商。倘上述股份得以發行，或會攤薄青鳥環宇開曼公司在中芯國際全部已發行具表決權股本之持股量。

公司認購事項之部份代價將最初以銀行貸款融資。為了償還銀行貸款，本公司擬透過下列方式按發行時之現行市價配售最多達192,800,000股新H股予機構及私人投資者：

1. 行使H股及發起人股股東於二零零一年五月二十九日舉行之本公司股東週年大會上授予董事之一般授權，發行最多達52,800,000股新H股（分別佔本公司現有全部已發行H股20%或現有已發行股本約5.5%及經擴大已發行股本約4.6%）；及

2. 取決於每股H股之發行價，根據在H股及發起人股股東大會以及獨立的發起人股及H股股東大會上透過特別決議案授出之特別授權，額外發行最多達140,000,000股新H股（分別佔本公司現有全部已發行H股約53.0%或現有全部已發行股本約14.5%及經擴大全部已發行股本約12.1%）。

倘建議發行之192,800,000股新H股獲全數發行，其將分別佔本公司現有全部已發行H股約73%或現有全部已發行股本約20%及經擴大全部已發行股本16.7%。

中芯國際之主要業務為其於中芯國際（上海）公司之投資。中芯國際（上海）公司為於中國成立之外商獨資企業，在中國從事生產及銷售先進技術半導體。

中芯國際股份購買協議

日期

二零零一年九月二十五日

訂約方

認購方　：　青島環宇開曼公司（本公司之全資附屬公司）及投資者

發行人　：　中芯國際，為獨立於本公司或其附屬公司各董事、發起人、監事、主要行政人員及主要股東或管理股東或彼等各自之任何聯繫人士之私人公司，且與彼等概無關連

公司認購事項

根據中芯國際股份購買協議，青島環宇開曼公司同意有條件認購(1) 54,000,540股中芯國際優先股；及(2) 54,000,540股中芯國際A-1優先股。中芯國際優先股為具表決權股份，其附有股息，且可在持有人選擇下或在發生若干事件時按初步換股價（可予調整）每股中芯國際普通股1.1111美元（根據中芯國際現行資本架構計算，有效轉換比例為每股中芯國際優先股可換一股中芯國際普通股）轉換為中芯國際普通股。在完成公司認購事項及投資者認購事項後，青島環宇開曼公司將持有中芯國際之全部已發行具表決權股本約5.29%。中芯國際現正與另一名投資者就發行進一步具表決權股份進行磋商。倘上述股份得以發行，或會攤薄青島環宇開曼公司在中芯國際全部已發行具表決權股本之持股量。

條件

青島環宇開曼公司首次交付須待（其中包括）下列各項主要條件得以完成後方告完成：

1. 投資者及青島環宇開曼公司簽立股份購買協議同意購買不少於800,000,000美元（或約人民幣6,670,000,000元）之中芯國際優先股；

2. 中芯國際已分別根據投資者認購事項及公司認購事項從投資者及青島環宇開曼公司收取合共不少於468,750,000美元之投資；

3. 本公司取得有關中國審批機關就公司認購事項發出之批文；及

4. 發起人股及H股股東批准公司認購事項。

就青島環宇開曼公司而言，倘上文所載第4項條件未能於二零零二年三月一日前完成或倘上文所載第3項條件未能於二零零二年六月三十日前完成，則中芯國際股份購買協議將告終止。

代價

公司認購事項之總代價為60,000,000美元（或約人民幣500,000,000元），即每股中芯國際優先股之認購價為1.1111美元。代價乃經公平磋商後釐定。投資者須支付在投資者認購事

項下每股中芯國際優先股之相同認購價。根據本公司之計算（有關計算及假設並未獲執業會計師獨立審核），於公司認購事項及投資者認購事項完成後中芯國際優先股之每股備考有形資產淨值將相等於1.09美元。中芯國際優先股之每股認購價1.1111美元較上文所述之中芯國際優先股每股備考有形資產淨值出現輕微溢價。

此外，僅就會計之理由，青島環宇開曼公司現正按總代價約540美元或相等於每股0.00001美元之象徵式代價認購54,000,540股中芯國際A-1優先股。中芯國際A-1優先股為無表決權、不可轉讓、不可換股、附息及可贖回優先股。

董事認為，公司認購事項之條款屬公平合理，且符合股東之整體利益。

於中芯國際之投資合共60,000,000美元（相等於約人民幣500,000,000 元），將被視作長期投資及在本公司之賬目中按成本減永久減值列賬。

根據本公司截至二零零零年十二月三十一日止年度之經審核財務報表所載，本公司於二零零零年十二月三十一日之淨有形資產約為人民幣371,300,000元。經計入於截至二零零一年九月三十日止九個月之未經審核股東應佔溢利約人民幣20,700,000元後，本公司於二零零一年九月三十日之未經審核經調整淨有形資產約為人民幣392,000,000元。董事並不知悉於緊隨公司認購事項後，本公司之淨有形資產會蒙受任何重大財政不利影響。

付款條款

根據中芯國際股份購買協議，公司認購事項之代價為60,000,000美元，將由青島環宇開曼公司以下列方式支付予中芯國際：

1. 37,500,000美元（或約人民幣313,000,000元）（佔總代價62.5%）須於所有首次交付條件獲履行（見上文「條件」各段）後支付。青島環宇開曼公司已於二零零一年九月三日支付37,500,000美元按金。上述按金須於首次交付未能於截止日期或之前完成之情況下，全數（不計利息）退還予青島環宇開曼公司。

2. 7,500,000美元（或約人民幣63,000,000元）（佔總代價12.5%）須於所有首次交付條件獲履行（「見上文條件」各段）後支付。青島環鳥開曼公司須於二零零一年十二月十五日支付額外按金7,500,000美元予中芯國際。上述款項須於首次交付未能於截止日期或之前完成之情況下，全數（不計利息）退還予青島環宇開曼公司。

3. 餘下15,000,000美元（或約人民幣125,000,000元）（佔總代價25%）須於二零零二年六月三十日支付。

根據中芯國際股份購買協議，首次交付將於中芯國際股份購買協議所載之所有條件（見上文「條件」各段）（除了已獲各訂約方豁免者外）得以完成之日完成。於首次交付完成時，45,000,000美元按金將部份用於支付本公司之應付總認購價。認購公司認購事項下餘下25%股份之代價須於最終交付（二零零二年六月三十日）及中芯國際股份購買協議所載之所有有關條件（見上文「條件」各段）（除了已獲各訂約方豁免者外）得以完成後支付。

中芯國際股份購買協議規定（其中包括）倘青島環宇開曼公司未能如期支付餘下之15,000,000美元（或約人民幣125,000,000元），則中芯國際將有權（其中包括）把上述青島環宇開曼公司餘下未予認購之中芯國際優先股出售予其他中芯國際股東，此外，中芯國際亦有權要求青島環宇開曼公司把其早前已認購及向其發行之中芯國際優先股按認購價50%之價格，出售予其他中芯國際股東。此外，是項規定亦適用於所有投資者。

資金來源

青島環宇開曼公司已支付之45,000,000美元（或約人民幣375,000,000元）按金最初以銀行貸款融資。董事計劃透過發行及配發新H股償還銀行貸款。有關詳情請參閱下文「發行H股之特別授權之建議」一段。倘配售事項所得款項不足以全數償還銀行貸款，則董事擬把未付銀行貸款之餘額展期。董事相信，在無不可預見之情況下，在處理銀行貸款展期之事宜（如有需要）上不會遇上任何困難。董事進一步確認，本公司現時具備，且將維持充裕之營運資金，以應付目前所需。

於二零零二年六月三十日到期之餘款15,000,000美元（或約人民幣125,000,000元）將由本公司之內部資源提供資金。

中芯國際之股本

於中芯國際股份購買協議訂立日期，中芯國際之全部已發行股本為19,999,350股中芯國際普通股。

在投資者及青島環宇開曼公司之認購事項完成後：－

(1) 將會合共發行最多達1,000,000,000股中芯國際優先股，其中54,000,540股中芯國際優先股將會根據中芯國際股份購買協議發行予青島環宇開曼公司；及

(2) 分別根據公司認購事項及投資者認購事項，把若干中芯國際A-1優先股按面值發行予青島環宇開曼公司及一名其他投資者。中芯國際A-1優先股為獨立的不可轉讓、無表決權、不可換股、附息（按中芯國際組織章程細則所載之息率（可予調整）計算）及可贖回中芯國際優先股。

中芯國際現正與另一名投資者就發行進一步具表決權股份進行磋商。倘上述股份得以發行，或會攤薄青鳥環宇開曼公司在中芯國際全部已發行具表決權股本之持股量。

中芯國際股東協議之條款

青鳥環宇開曼公司、投資者及中芯國際於簽立中芯國際股份購買協議之同時，訂立中芯國際股東協議。就中芯國際股東協議之簽約方而言，中芯國際股東協議僅會在首次交付發生後方告有效。就青鳥環宇開曼公司而言，中芯國際股東協議於上文所載之所有首次交付條件得以完成後方始生效。

根據中芯國際股東協議：

(i) 中芯國際將由13名董事組成之董事會管理，包括Richard Chang先生及由青鳥環宇開曼公司及若干投資者各自委任之指定人士（在有關董事或其任何附屬成員違反若干不予競爭承諾下可予以撤換）；

(ii) 青鳥環宇開曼公司、投資者及若干創辦人將有權按提呈予第三者之新證券之相同價格及相同條款與條件，按比例認購中芯國際不時建議發行及出售之新證券（不包括根據股份購股權計劃、合併或重組及最低發行額而發行之股份等證券）；

(iii) 青鳥環宇開曼公司及若干投資者在中芯國際首次公開招股（「首次公開招股」）前不得轉讓其於中芯國際之股權超逾50%，及倘若干條件得以符合，則任何上述轉讓事項須受中芯國際其他股東所享有之優先購買權所規限；及

(iv) 倘持有中芯國際現有已發行股份70%以上之股東接納收購中芯國際所有現有股份之要約，則餘下之中芯國際股東必須按要約之相同價格及相同條款出售彼等之所有股份。

中芯國際股東協議將於首次公開招股完成時終止及可在持有中芯國際具表決權股本不少於三分之二之股東同意下予以修訂。

有關中芯國際之資料

中芯國際乃於二零零零年四月三日在開曼群島註冊成立。緊隨投資者及青鳥環宇開曼公司完成認購事項後，中芯國際之已發行具表決權股本將包括19,999,350股中芯國際普通股及最多達1,000,000,000股中芯國際優先股。中芯國際現正與另一名投資者就發行進一步具表決權股份進行磋商。倘上述股份得以發行，或會擴大其全部已發行具表決權股本。

現有已發行中芯國際普通股持有人大部份為創辦人，彼等亦為中芯國際（上海）公司之主要管理層。中芯國際優先股將由合共20名股東（包括青鳥環宇開曼公司）持有及上述股東各自之個人持股量將介乎約0.5%至17%不等。在上述20名股東當中，其中6名為美國及亞太地區之半導體業界主要公司，而餘下者則為機構投資者及中芯國際僱員。

根據董事提供之資料，創辦人均獨立於本公司或其附屬公司之董事、發起人、監事、主要行政人員及主要股東或管理股東或彼等各自之任何聯繫人士，且與彼等概無關連。

中芯國際之主要業務為其於中芯國際（上海）公司之投資。中芯國際（上海）公司為於二零零零年十二月二十一日在中國成立之外商獨資企業，在中國從事生產及銷售先進技術半導體。

中芯國際於二零零零年四月三日（註冊成立日期）至二零零零年十二月三十一日止期間及於二零零一年一月一日至二零零一年七月三十一日止七個月期間之經審核綜合業績概要呈列如下：

	二零零零年四月三日至二零零零年十二月三十一日	截至二零零一年七月三十一日止七個月
	千美元	千美元
利息收入	2,153	8,195
其他收益	2	131
行政費用	(929)	(5,929)
經營溢利	1,226	2,397
須於五年內全數償還之銀行借款之利息	–	(538)
本期間純利	1,226	1,859

中芯國際於二零零一年七月三十一日之經審核綜合淨有形資產約為3,700,000美元。

中芯國際於二零零一年七月三十一日之會計師報告載於本通函附錄二。

有關中芯國際（上海）公司之資料

中芯國際（上海）公司乃於二零零零年十二月二十一日在中國成立之外商獨資企業。中芯國際（上海）公司之投資總額為1,480,000,000美元，而註冊資本則為500,000,000美元，其中75,000,000美元經已核實繳足。投資總額餘款須於二零零二年十二月二十日或之前繳清。中芯國際（上海）公司之資本由中芯國際全資擁有。

根據中芯國際（上海）公司之業務計劃，中芯國際（上海）公司之投資總額為1,480,000,000美元。其中950,000,000美元至1,000,000,000美元將由中芯國際提供資金，而餘下

480,000,000美元至530,000,000美元則將會由銀行借款融資。在投資者及青島環宇開曼公司完成認購事項後，中芯國際將具備充足之資金，足以支付須向中芯國際(上海)公司所作之注資。中芯國際(上海)公司目前正與多家中國銀行就借貸不少於相當於480,000,000美元之銀行貸款之事宜進行磋商。

中芯國際(上海)公司之董事會包括三名董事會成員，其中一位為董事王陽元教授(「王教授」)。有關王教授在中芯國際(上海)公司之參與詳情載於下文「進行公司認購事項之原因及好處」各段內。

中芯國際(上海)公司之主要業務為製造、針測及測試半導體(硅接點複合半導體)、集成電路晶片、研究與開發、設計、技術服務、光掩模製造、測試與包裝及銷售專利集成電路相關產品。

中芯國際(上海)公司現正在上海興建生產設施。該生產設施包括兩間主要廠房(或工場)。

第一間主要廠房(「第一間廠房」)之建造工程已於二零零一年七月完成。第一間廠房已進行試產及預期將於二零零二年一月正式投產。根據中芯國際提供之資料，第一間廠房每月之最高產量為42,000個8英寸晶片。預期第二間主要廠房之建造工程將於二零零三年初動工，並將於二零零四年第三季投產。預期在二零零四年底前，兩間廠房之每月總產量將可達85,000個8英寸晶片。

中芯國際(上海)公司產品之外銷及內銷比例將分別為70%及30%。

董事認為，中國半導體業具有重大發展潛力。根據中國信息產業部之數據，在九十年代，中國製造之集成電路之平均年增長率超逾30%。此外，董事相信，與中國競爭對手相比較，中芯國際(上海)公司具備下列競爭優勢:

1. 中芯國際(上海)公司位於上海浦東，享有當地政府提供之多項優惠外商投資政策，而該區亦能提供充足的卓越管理人才及經驗豐富的技術人員；

2. 就生產規模及技術而言，若干投資者為半導體業之主要公司。預期中芯國際、其投資者及本公司之關係將有助中芯國際(上海)公司招聘卓越的管理人才，亦可為中芯國際(上海)公司提供強大的技術支援。目前並無擬訂立或已訂立有關投資者及本公司向中芯國際提供技術支援之安排。然而，董事認為倘若干投資者及本公司聘用中芯國際(上海)公司為其製造先進的集成電路產品，中芯國際(上海)公司之生產技術將會不斷提升；

3. 在投資者及青島環宇開曼公司全數作出投資後，加上銀行借款所提供之額外資金，將足以應付中芯國際(上海)公司之總資本投資及營運所需，從而確保中芯國際(上海)公司具備穩健的財政狀況；及

4. 本公司及若干投資者為半導體用家，彼等或會向中芯國際（上海）公司作出採購。根據中芯國際股東協議，中芯國際同意每月提供若干數量的晶片予選擇作為中芯國際客戶之若干股東（包括青鳥環宇開曼公司），從而為此等股東提供有保證的優質晶片供應。中芯國際可保證提供之晶片總數不會超逾下列較低者：(a)可供買賣晶片之現行每月產量之50%；或(b)按每50,000,000美元中芯國際股本權益每月提供3,000個晶片計算。有關條款及條件（包括價格）將由中芯國際及各股東經公平磋商後釐定，及其須符合業內之慣例，且對中芯國際而言屬公平合理。

進行公司認購事項之原因及好處

本集團主要在中國從事開發、設計及製造集成電路相關產品，具備開發嵌入式系統產品之軟件應用方案及設計集成電路之專業知識。此外，本公司亦從事設計、製造、分銷及銷售五種不同的嵌入式系統產品，即特定應用集成電路、網絡保安產品、智能卡應用系統、全球定位系統應用系統及無線消防報警系統。本公司現時為中國主要軟件開發公司及集成電路設計公司之一。

在二零零零年十二月，本公司展開投資於中芯國際之初步磋商。本公司投資於中芯國際之原因及好處為：

(1) 董事期望與中芯國際（上海）公司組成策略性合夥，透過策略性合夥，將可加強及提高本公司在設計及開發集成電路之技術。儘管本公司僅認購少量股權，惟本公司有機會積極參與中芯國際（上海）公司之管理工作及運作。其中兩名董事（即王教授及劉越教授（「劉教授」））曾積極參與中芯國際（上海）公司之成立工作，並將繼續積極參與中芯國際（上海）公司之管理工作及運作。此外，王教授現為中芯國際（上海）公司之法定代表及主席，而劉教授則為中芯國際（上海）公司總經理之特別助理。王教授及劉教授分別自二零零零年十二月及二零零一年二月起開始參與中芯國際（上海）公司之管理工作。

    王教授現時及預期未來在中芯國際（上海）公司參與之工作包括整體策略性規劃及技術與產品之研究及開發。劉教授現時及預期未來在中芯國際（上海）公司參與之工作則包括產品管理、市場開發及聯絡各有關中國政府機關。

(2) 集成電路為本公司嵌入式系統產品之主要配件，其開發很大程度上取決於製造技術，而製造技術則影響其設計及開發。董事認為投資於中芯國際之建議將有助

本公司改善在設計及開發集成電路方面之能力。特別是，董事相信，透過與中芯國際（上海）公司之合作，本公司可取得製造技術之更專業資料，有助本公司設計先進集成電路。

(3) 目前，本公司產品所使用之大部份集成電路均由本公司自行設計，及本公司分包有關集成電路製造工作予獨立分包商。根據中芯國際股東協議，在投資於中芯國際後，本公司將可分包集成電路之製造工作予中芯國際（上海）公司，從而確保本公司得以按具競爭力之價格取得集成電路之穩定供應。按預期每月產量42,000個晶片計算，中芯國際（上海）公司之年產量將約為500,000個晶片。根據中芯國際股東協議，本公司（透過青島環宇開曼公司）有權每月向中芯國際（上海）公司購買3,000個晶片或中芯國際每月產量之50%按比例股份（按投資者及青島環宇開曼公司在中芯國際之投資額計算）（以較少者為準）。董事預期將每年向中芯國際（上海）公司購買10,000個晶片（即本公司對8英寸晶片之預期年需求量）。上述安排之進一步詳情載於上文「有關中芯國際（上海）公司之資料」一段內。

鑑於本公司與中芯國際製造不同檔次的產品及目標客戶亦有所不同，董事認為，就業務而言，兩家公司並無直接競爭。

發行H股之特別授權之建議

誠如上文所述，公司認購事項之部份代價（45,000,000美元）將最初以銀行貸款融資。為了改善本公司之財政狀況及減低資產負債比率，董事擬透過配售新H股予機構及私人投資者籌集資金，以償還銀行貸款。

為了償還銀行貸款，董事擬透過下列方式發行最多達192,800,000股新H股：

(1) 行使股東於二零零一年五月二十九日舉行之股東週年大會上授予董事之一般授權，發行最多達52,800,000股新H股或現有已發行H股20%；及

(2) 取決於每股H股之實際發行價，根據H股及發起人股股東大會以及獨立的發起人股及H股股東大會上透過特別決議案建議授出之特別授權，額外發行最多達140,000,000股新H股。

建議發行之192,800,000股新H股倘獲全數發行，將分別佔本公司現有全部已發行H股約73%及現有全部已發行股本約20%及經擴大全部已發行股本約16.7%。

董事可根據上述建議特定授權按溢價或折讓價發行及配發新H股。在無不可預見之特殊情況下，董事預期新H股將根據特定授權，按不少於H股在緊接簽訂有關配售協議前10個交易日聯交所所報之平均收市價85%之價格發行。

假設全部192,800,000股新H股均按平均收市價每股H股1.50港元之價格發行，則所得款項將約為289,000,000港元，其將全數用於償還銀行貸款，而銀行貸款之餘款將由本集團之內部資源償還或予以展期。

本公司將於上文所述建議發行之新H股配售時再作公佈。

股東特別大會

股東特別大會通告載於本通函第53至第55頁，會上(i)將會提呈普通決議案，以考慮並酌情批准公司認購事項；及(ii)將會提呈特別決議案，以批准額外發行最高達140,000,000股新H股之特別授權（所得款項將全數用於償還銀行貸款）；及批准修訂本公司組織章程細則之建議，以反映本公司在額外發行140,000,000股新H股後之新股本架構。

隨附本公司將於二零零二年二月二十日上午十時正假座香港中環雲咸街8號亞洲太平洋中心7樓02室舉行之股東特別大會適用之回條。無論　閣下會否出席股東特別大會，務請　閣下填妥回條，並於二零零二年一月三十日或之前交回本公司位於香港之H股股份過戶登記處香港證券登記有限公司，地址為香港德輔道中199號維德廣場2樓。

此外，亦隨附本公司將於二零零二年二月二十日上午十時正假座香港中環雲咸街8號亞洲太平洋中心7樓02室舉行之股東特別大會適用之代表委任表格。無論　閣下會否出席股東特別大會，務請　閣下填妥代表委任表格，並於股東特別大會指定舉行時間24小時前交回本公司位於香港之H股股份過戶登記處香港證券登記有限公司，地址為香港德輔道中199號維德廣場2樓。填妥及交回代表委任表格後，　閣下仍可親身出席股東特別大會或其任何續會，並於會上投票。

發起人股股東大會

發起人股股東大會之通告載於本通函第56至第57頁。在發起人股股東大會上，將會向發起人股股東提呈一項特別決議案，以批准額外發行最多達140,000,000股新H股之特別授權及修訂本公司組織章程細則之建議，以反映本公司在額外發行最多達140,000,000股新H股後之新股本架構。

隨附本公司將於二零零二年二月二十日上午十時三十分（或緊隨股東特別大會結束或休會後）假座香港中環雲咸街8號亞洲太平洋中心7樓02室舉行之發起人股股東大會適用之回條。無論　閣下會否出席發起人股股東大會，務請　閣下填妥回條，並於二零零二年一月三十日或之前交回本公司位於香港之H股股份過戶登記處香港證券登記有限公司，地址為香港德輔道中199號維德廣場2樓。

此外，亦隨附本公司將於二零零二年二月二十日上午十時三十分（或緊隨股東特別大會結束或休會後）假座香港中環雲咸街8號亞洲太平洋中心7樓02室舉行之發起人股股東大會適用之代表委任表格。無論　閣下會否出席發起人股股東大會，務請　閣下填妥代表委任表格，並於發起人股股東大會指定舉行時間24小時前交回本公司位於香港之H股股份過戶登記處香港證券登記有限公司，地址為香港德輔道中199號維德廣場2樓。填妥及交回代表委任表格後，　閣下仍可親身出席發起人股股東大會或其任何續會，並於會上投票。

H股股東大會

H股股東大會之通告載於本通函第58至第59頁。在H股股東大會上，將會向現有H股股東提呈一項特別決議案，以批准額外發行最多達140,000,000股新H股之特別授權及修訂本公司組織章程細則之建議，以反映本公司在額外發行140,000,000股新H股後之新股本架構。

隨附本公司將於二零零二年二月二十日上午十一時正（或緊隨發起人股股東大會結束或休會後）假座香港中環雲咸街8號亞洲太平洋中心7樓02室舉行之H股股東大會適用之回條。無論　閣下會否出席H股股東大會，務請　閣下填妥回條，並於二零零二年一月三十日或之前交回本公司位於香港之H股股份過戶登記處香港證券登記有限公司，地址為香港德輔道中199號維德廣場2樓。

此外，亦隨附本公司將於二零零二年二月二十日上午十一時正（或緊隨發起人股股東大會結束或休會後）假座香港中環雲咸街8號亞洲太平洋中心7樓02室舉行之H股股東大會適用之代表委任表格。無論　閣下會否出席H股股東大會，務請　閣下填妥代表委任表格，並於H股股東大會指定舉行時間24小時前交回本公司位於香港之H股股份過戶登記處香港證券登記有限公司，地址為香港德輔道中199號維德廣場2樓。填妥及交回代表委任表格後，　閣下仍可親身出席H股股東大會或其任何續會，並於會上投票。

推薦意見

董事認為中芯國際股份購買協議及中芯國際股東協議之條款對本公司及股東而言屬公平合理。此外，董事認為授予董事額外發行最多達140,000,000股新H股（其所得款項將用於全數償還已用作或將用作融資公司認購事項之銀行貸款）之特別授權符合本公司及股東之整體利益。因此，董事建議股東投票贊成將於股東特別大會及獨立的發起人股及H股股東大會上提呈之決議案。

其他資料

務請　閣下細閱本通函各附錄所載之其他資料。

此致

承董事會命
主席
許振東

二零零一年十二月三十一日

1. 本集團截至二零零一年九月三十日止九個月之中期業績公佈

下列本集團之財務資料乃摘錄自本集團截至二零零一年九月三十日止九個月之中期業績公佈。

二零零一年度第三季度業績(未經審核)

	附註	二零零一年七月一日至二零零一年九月三十日 人民幣千元	二零零零年七月一日至二零零零年九月三十日 人民幣千元	二零零一年一月一日至二零零一年九月三十日 人民幣千元	二零零零年一月一日至二零零零年九月三十日 人民幣千元
收入	2	28,652	14,110	69,446	29,776
經營費用:					
材料及設備		(10,978)	(3,128)	(29,547)	(4,688)
聘用成本		(3,951)	(2,567)	(12,233)	(4,750)
固定資產折舊		(1,124)	(728)	(3,154)	(1,700)
其他經營費用		(3,219)	(3,224)	(8,383)	(4,820)
經營盈利		9,380	4,463	16,129	13,818
其他(支出)收入,淨額		(2,188)	2,506	4,522	2,534
稅前盈利		7,192	6,969	20,651	16,352
稅項	3	–	–	–	–
稅後盈利		7,192	6,969	20,651	16,352
少數股東權益		72	–	72	–
股東應佔盈利		7,264	6,969	20,723	16,352
每股盈利,基本(人民幣分)	4	0.75	0.79	2.15	2.15

附註:

1. **集團重組及呈報標準**

本公司於二零零零年三月二十九日在中華人民共和國依據《中華人民共和國公司法》成立為有限責任外商投資股份有限公司。本公司於二零零零年七月二十七日在香港聯合交易所(「聯交所」)創業板市場上市。

二零零零年四月十七日,本公司完成了於二零零零年七月二十日發佈之招股章程所述的一項重組(「重組」)。重組涉及續營受共同控制的企業的業務。該等重組以合併會計法被視作同一利益合併處理,並假設該重組已於二零零零年一月一日完成,且由本公司從二零零零年一月一日起持續開展該等業務。

本公司經審核綜合業績中之主要會計準則乃遵照香港會計師公會頒佈的香港會計準則及香港一般公認之會計準則制訂。

2. 收入

收入包括銷售嵌入式系統產品及提供全面解決方案服務相應稅後收入如下：

	二零零一年七月一日至二零零一年九月三十日 人民幣千元	二零零零年七月一日至二零零零年九月三十日 人民幣千元	二零零一年一月一日至二零零一年九月三十日 人民幣千元	二零零零年一月一日至二零零零年九月三十日 人民幣千元
銷售嵌入式系統產品	22,977	4,450	53,588	4,478
提供全面解決方案服務	5,675	9,660	15,858	25,298
總收入	28,652	14,110	69,446	29,776

3. 稅項

(a) 企業所得稅

本公司位於北京市新技術產業開發試驗區，享有15%之優惠企業所得稅稅率。本公司自二零零零年起（即首個營運年度）三年免繳企業所得稅，其後第四至第六年則享有50%減免。

(b) 增值稅

本公司的增值稅為於中華人民共和國銷售或提供加工、維修及置換服務所收取費用之17%。本公司支付之增值稅可用以抵銷按銷售額所產出之增值稅以確定應付增值稅淨額。

(c) 營業稅

本公司須就其於中華人民共和國提供保養、支援及培訓等服務收益計提營業稅。營業稅率為總收益5%。

4. 每股盈利

本公司截至二零零一年九月三十日止三個月及九個月的每股基本盈利乃分別根據可分配之股東應佔盈利人民幣7,264,000及人民幣20,723,000元（二零零零年：人民幣6,969,000 元及人民幣16,352,000元），及按附註1所述之呈報基準，所計算的加權平均數964,000,000股（二零零零年：已調整因就本公司於二零零零年十二月進行之股本拆細的影響所計算的加權平均數884,434,780股及761,927,010股）之已發行股本計算。

由於並無潛在可攤薄之已發行普通股，因此並無列示每股攤薄盈利。

5. 中期股息

董事會不建議派發中期股息（二零零零年：無）。

2. 經審核財務資料

以下為本集團截至二零零零年十二月三十一日止兩個年度各年之經審核綜合業績及於二零零零年十二月三十一日之資產負債表，連同有關附註（摘錄自本公司截至二零零零年十二月三十一日止年度之年報）及截至一九九八年十二月三十一日止年度之合併業績連同有關附註（摘錄自招股章程附錄一會計師報告）。

(A) 綜合損益表

	附註	二零零零年 人民幣千元	一九九九年 人民幣千元	一九九八年 人民幣千元
營業額	4	60,843	10,419	3,029
經營費用：				
材料及設備		(15,783)	(7,270)	(2,886)
人員成本		(10,817)	(3,455)	(2,274)
固定資產折舊		(2,960)	(1,262)	(830)
其他經營費用		(6,733)	(2,931)	(1,862)
經營盈利（虧損）		24,550	(4,499)	(4,823)
利息收入		6,726	13	16
滙兑損失		(209)	–	–
税前盈利（虧損）	5	31,067	(4,486)	(4,807)
税項	7	–	–	–
股東應佔盈利（虧損）	8	31,067	(4,486)	(4,807)
每股盈利（虧損）				
－基本	9	人民幣0.038元	人民幣(0.006)元	人民幣(0.007)元

(B) **綜合資產負債表**

以下為本集團於二零零零年十二月三十一日之綜合資產負債表概要：

	附註	人民幣千元
固定資產	*10*	9,882
投資於附屬公司	*11*	–
流動資產：		
存貨	*12*	2,969
預付款及其他流動資產	*13*	21,884
應收賬款	*3*	24,596
現金及銀行存款		327,469
流動資產總額		376,918
流動負債：		
應付賬款	*3*	4,622
預提費用	*14*	5,803
遞延收益	*3*	1,796
保修撥備		500
應付税金		2,772
流動負債總額		15,493
流動資產淨額		361,425
淨資產		371,307
代表為：		
股本	*15*	96,400
儲備	*17*	274,907
股東權益總額		371,307

附註：

1. **重組、呈報基準及主要業務**

北京北大青鳥環宇科技股份有限公司（「本公司」）於二零零零年三月二十九日在中華人民共和國北京市成立為中外合資股份制有限公司。本公司的股份於二零零零年七月二十七日起於香港聯合交易所有限公司（「聯交所」）的創業板上市。

本公司已於二零零零年四月十七日完成一項重組，詳見本公司於二零零零年七月二十日發佈的招股章程（「重組」）。重組涉及於共同控制下的企業，故由重組產生的本公司被視作一延續性業務。因此，重組以合併會計法處理，財務報表的編製乃假設重組是於二零零零年一月一日完成，且本公司的經營活動亦由二零零零年一月一日起開始，而非由重組完成當日起計算。於一九九九年十二月三十一日及截至該日止年度的比較數字亦根據同樣的基準呈列。

本公司於一九九九年十二月三十一日後成立，故並無呈列該日的資產負債表。

本公司主要從事研究、開發、製造、市場推廣及銷售嵌入式系統產品，包括全球定位應用系統、網絡安全產品、無線消防報警系統、專用集成電路、聰明咭應用系統，及相關產品。本公司亦通過應用其嵌入式系統產品為客戶提供全面解決方案服務。

2. 主要會計政策

財務報表乃根據香港會計師公會頒佈的會計實務準則（「會計實務準則」）、香港公認會計準則、香港公司條例的披露規定及聯交所創業板證券上市規則編製。

本公司及附屬公司（統稱「本集團」）已選擇提前採納會計實務準則第9號（經修訂）－「資產負債表日後事項」、第26號－「分類申報」、第28號－「撥備、或然負債及或然資產」、第29號－「無形資產」、第30號－「業務合併」、第31號－「資產減值」及第32號－「綜合財務報表及投資於附屬公司的會計處理」。管理層認為提前採納此等準則對本集團的財務報表並無重大影響。

主要會計政策概要如下：

(a) 計量基準

財務報表乃根據歷史成本法編製，除某些固定資產是按下文附註2(i)所述的評估值列帳。

(b) 綜合基準

綜合財務報表包括本公司及附屬公司的賬目。於本年度所收購或出售的附屬公司的業績由其收購或出售日起或止入賬。集團內部的重大交易及餘額已於編製綜合財務報表時抵銷。

(c) 附屬公司

附屬公司指本公司直接或間接持有已發行有投票權股本50%以上作長期投資的公司。於本公司的財務報表中，投資於附屬公司以成本扣除減值撥備列賬，來自附屬公司收入以已收及應收股息為限記錄。

(d) 營業額及收入確認

營業額包括在扣除適用的增值稅和營業稅後的(i)嵌入式系統及相關產品銷售的已開發票淨值，(ii)來自通過使用其嵌入式系統產品提供全面解決方案服務的固定價格合約的收費，及(iii)來自技術咨詢、維護及培訓服務的收費。

收入乃於交易結果能夠可靠計量及交易涉及之經濟效益極有可能流入本集團時，按以下基準確認：

- 嵌入式系統及相關產品的銷售乃於系統及產品的安裝工作完成並獲客戶連同有關擁有權的風險及回報接納後予以確認。

- 來自提供全面解決方案服務的收入乃參照合約中的完成階段確認。完成階段一般參照需進行的全部服務相對目前已進行的服務的比例而釐定。在不能分辨完成階段的情況下，提供全面解決方案服務的收入乃在提供工作期間以直線法確認。當合約的結果不能可靠地預計時，合約收入乃按僅可能收回的已發生合約成本確認，而合約成本則於發生期間確認為費用。當合約總成本可能超過合約總收入時，預期的虧損則即時被確認為費用。

- 維護收入乃根據有關的維護合約的期限按比例予以確認。技術咨詢收入及培訓收入於提供服務時予以確認。

- 利息收入乃以時間比例按本金額及適用利率計算。

遞延收益指賺取收入的過程尚未完成而已收取之款項。

(e)　稅項

本集團各公司的利得稅撥備乃根據財務報表上所示盈利，就毋須課稅的收入或不得抵扣的支出作出調整後計算。

遞延稅項乃根據負債法，就應課稅溢利及財務報表所示溢利間之重大時差於當前稅率下作出撥備，惟不包括認為不會於可見將來出現之負債。除非預計有關利益會於可見未來實現，否則遞延稅項資產不予確認。

(f)　研究及開發

研究支出於產生時撇銷。開發支出於產生時撇銷，惟為特定項目產生且預期可合理地確保收回及符合下述標準者除外：(i) 該產品或工序可以清楚辨別，且相關的成本可以個別認定及可靠計量；(ii) 可證明該產品或工序在技術上可行性；(iii) 企業打算生產及銷售或者使用該產品或工序；(iv) 該產品或工序存在市場，或如果為內部使用，可證明對企業有用；及(v) 擁有或顯示有足夠的資源以完成並推銷此項目或使用該產品或工序。已資本化的開發支出在自產品開始銷售起的預期可出售的期間按直線法攤銷。

於截至二零零零年十二月三十一日止年度，概無開發成本符合資本化的標準，因此所有開發成本已於發生時列作費用。

(g)　保修

保修費用的撥備，是按管理層就一至三年的保修期的未來保修負債估算計提。

(h)　僱員退休福利

僱員退休福利的成本於發生期間確認為費用。

(i) 固定資產及折舊

固定資產按成本值或評估值減累計折舊列賬。可產生日後經濟利益的改造及改良固定資產所產生的主要開支予以資本化，而保養及維修固定資產的開支於產生時列作費用。各項資產的折舊乃採用直線法按估計可使用年期計提。折舊的年率如下：

機器及設備	10%至33%
租賃物業裝修、傢俬及辦公室設備	20%至50%
汽車	20%

機器設備須定期進行獨立評估。任何評估增值須計入資本公積內，任何評估減值須首先沖銷同一機器和設備先前的評估增值，然後計入損益表內。

固定資產的賬面值定期或當有跡象顯示出現減值時進行評估。倘若以成本減累計折舊列示的固定資產的可收回款項低於賬面值，則應減至其可收回款項，其差額計入損益表。在釐定固定資產的可收回款項時，預計未來現金流量不會貼現至現值。

處置固定資產的盈利及虧損根據處置所得款項淨額減資產賬面值於損益表內確認。

(j) 存貨

存貨按成本與可變現淨值孰低者列賬。成本以加權平均法計算，包括採購成本、轉換成本以及其他令存貨運至現時地點及達至現況的成本。可變現淨值根據在正常業務過程中之估計售價減未來完成及出售產生之估計成本計算。陳舊、滯銷或損壞的貨品按情況作出撥備。

存貨出售時，該等存貨的賬面值於有關收入的確認期間確認為費用。存貨撇減至可變現淨值的數額以及存貨的一切損失於撇減或損失出現期間確認為費用。由於存貨的可變現淨值增加而撥回的任何撇減額，均於撥回出現期間減少存貨成本。

(k) 經營租賃

經營租賃指租賃資產擁有權的絕大部份風險及回報仍由出租人承擔。經營租賃的租金款項以直線法按租約期限計入損益表中。

(l) 外幣折算

本公司及其附屬公司的賬目及記錄均以人民幣列賬。年內的其他貨幣交易以交易當時的適用滙率換算為人民幣。以其他貨幣計算的貨幣性資產及負債則按資產負債表日當日適用的滙率換算為人民幣。滙兑損益記入損益表中。

(m) 撥備及或然負債

因過去事項而導致出現目前的法定或推定義務時，而結算該義務時很可能（即相當有可能多於不可能）需要附有經濟利益的資源流出企業，且該義務的數額可作可靠的估計時，應確認撥備。撥備會定期審閱及調整以反映當時的最佳估計。如果貨幣時間價值的影響重大，則撥備數額應是結算義務預期需要支出的現值。

或然負債不在財務報表內確認。除非附有經濟利益的資源流出企業的可能性很小，否則或然負債須予披露。或然資產不在財務報表內確認，但於可能取得經濟利益時予以披露。

3. **關聯人士交易**

凡一方有能力直接或間接控制另一方，或有能力對另一方之財務及經營決策作出重大影響者被視為關聯人士。若該等人士均受共同控制或重大影響，則亦被視為關聯人士。

(a) 關聯人士的名單及其與本集團的關係如下：

關聯人士名稱	**關係**
北京大學	最終控股股東
微電子學研究所	北京大學學系之一
北京天橋北大青鳥科技股份有限公司（「北京天橋」）	本公司的股東，亦為北京大學控股的公司
北京北大青鳥有限責任公司（「北大青鳥」）	本公司的股東，亦為北京大學控股的公司
北京市北大青鳥軟件系統公司（「青鳥軟件」）	本公司的股東，亦為北京大學控股的公司
北京北大青鳥天通信息工程有限責任公司（「青鳥天通」）	北大青鳥的附屬公司
深圳市北大青鳥科技有限公司（「深圳青鳥」）	北大青鳥的附屬公司
四川天目監控保安系統有限公司（「天目」）	北大青鳥的聯營公司
海南青鳥衛士消防報警監控技術有限公司（「海南青鳥」）	北大青鳥的聯營公司

(b) 本公司與關聯人士之間的重大交易概述如下：

	二零零零年 人民幣千元
向下列各方銷售嵌入式系統產品及提供全面解決方案服務：	
－北京大學	953
－北京天橋	2,581
－青鳥天通	46
－天目	15,000
－海南青鳥	6,000
	24,580
向北京天橋購入存貨	745
已付／應付北京天橋的全球定位系統技術專利費用*	713
已付／應付北大青鳥物業租金費用	—
已付／應付微電子學研究所設備租金費用**	892
已收／應收微電子學研究所設備租金收入**	893

* 根據本公司與北京天橋於二零零零年四月十七日訂立的技術特許權協議，北京天橋向本公司授出一項獨家特許權，使用利用230M頻寬製造的全球定位系統技術，為期十年，專利費用為使用本技術的產品銷售額的3%。

** 根據本公司與微電子學研究所於二零零零年四月十七日訂立的設備租賃協議，微電子學研究所同意向本公司租出若干設備，為期五年，每小時收費人民幣120元，而本公司則向微電子學研究所租出若干設備，為期五年，年收費人民幣1,260,000元。

根據本公司與青鳥軟件訂立的JB-CASE技術特許權協議及商標特許權協議，青鳥軟件向本公司以無償方式授出使用JB-CASE技術及若干商標的非獨家特許權，為期十年。

於截至二零零零年十二月三十一日止年度，北大青鳥以無償方式向本公司提供若干辦公室空間。

(c) 資產負債表中與關聯人士餘額列示如下：

	二零零零年 人民幣千元
應收下列各方賬款	
－微電子學研究所	248
－北京天橋	3,091
－北大青鳥	459
－海南青鳥	6,000
	9,798
應付下列各方賬款	
－深圳青鳥	315
－北京大學	42
	357
自下列各方的遞延收益	
－天目	–
－北京大學	–
	–

以上與關聯人士的餘額來自正常業務過程中的交易，此等餘額無抵押、不計息，並按各自協議內的付款條款支付。

4.　**營業額及收入**

綜合損益表內的營業額及收入分析如下：

	二零零零年 人民幣千元	一九九九年 人民幣千元	一九九八年 人民幣千元
按銷售性質分析：			
銷售嵌入式系統及產品	13,388	711	—
提供全面解決方案服務	47,455	9,708	3,029
總營業額	60,843	10,419	3,029
按產品類別分析：			
全球定位應用系統	22,563	163	2,084
網絡安全產品	22,043	6,066	—
無線消防報警系統	6,621	1,031	739
專用集成電路	6,287	683	—
聰明咭應用系統	3,329	2,476	206
總營業額	60,843	10,419	3,029
利息收入	6,726	13	16
總收入	67,569	10,432	3,045

本集團全部營業額皆源自在中國大陸所經營的業務。

截至二零零零年十二月三十一日止年度，最大及五大客戶分別約佔本集團營業額的23.4%及65.8%（一九九九年－69.1%及93.1%）。

5.　**稅前盈利（虧損）**

綜合損益表內的稅前盈利（虧損）已扣除或計入下列各項：

	二零零零年 人民幣千元	一九九九年 人民幣千元	一九九八年 人民幣千元
已扣除—			
研究及開發支出	8,919	4,718	3,721
物業之經營租賃租金	1,393	569	456
設備之經營租賃租金	892	—	—
專利費用	713	430	—
保修撥備	—	500	—
滙兑損失	209	—	—
固定資產折舊	2,960	1,262	830
處置固定資產損失	104	133	—
核數師酬金	1,000	—	—
已計入—			
銀行存款利息收入	6,726	13	16
設備之經營租賃租金收入	893	—	—

6. **董事、監事及高級行政人員酬金**

(a) 已付／應付予本公司董事及監事的酬金詳情如下：

	二零零零年 人民幣千元	一九九九年 人民幣千元
執行董事		
袍金	–	–
其他酬金		
－基本薪金及津貼	1,350	380
－花紅*	900	–
非執行董事		
袍金	106	25
其他酬金		
－基本薪金、花紅及津貼	–	–
監事		
袍金	42	–
其他酬金		
－基本薪金、花紅及津貼	85	–
	2,483	405

* 董事的花紅是按提供花紅前的股東應佔盈利約3%計算。根據本公司與其執行董事之間的服務合約，本公司執行董事有權收取不多於提供花紅前的稅前盈利不多於5%的花紅。

於年內，董事或監事概無放棄任何酬金。於年內，本集團並無向董事或監事支付或應付任何款項，作為加入本集團之獎勵或作為離職補償。

按董事及監事人數及酬金範圍分析的董事及監事酬金如下：

	二零零零年	一九九九年
人民幣零元至人民幣1,070,000元（約合1,000,000港元）		
－執行董事	5	5
－非執行董事	5	5
－監事	5	5
	15	15

(b) 五位最高薪酬人士（包括董事及其他僱員）之酬金詳情如下：

	二零零零年 人民幣千元	一九九九年 人民幣千元
基本薪金及津貼	1,693	435
花紅	720	–
	2,413	435
董事人數	4	3
僱員人數	1	2
	5	5

於年內，概無向五位最高薪酬人士（包括董事及其他僱員）支付任何酬金，作為加入本集團之獎勵或離職補償。

五位最高薪酬人士之酬金均在人民幣零元至人民幣1,070,000元（約合1,000,000港元）的範圍內。

7. **稅項**

(a) 企業所得稅

本公司位於北京市新技術產業開發試驗區，並已註冊為高新科技企業，適用之中國大陸企業所得稅稅率為15%。自二零零零年度的首個營運年度起三年免繳企業所得稅，其後第四至第六年則享有50%減稅。

由於本集團並無應課香港利得稅之溢利，故並無作出香港利得稅之撥備。

(b) 增值稅

本公司須就於中國大陸銷售產品、提供加工、維修及置換服務所收取的費用繳納中國大陸的增值稅，稅率為17%。本公司於採購時所支付之增值稅可用以抵扣經營收入之增值稅銷項稅，以釐定應付的增值稅淨額。

此外，本公司在若干經批准的軟件產品銷售上，可獲退回超過銷售額3%的已付增值稅。

(c) 營業稅

本公司須就在中國大陸提供維修、支持及培訓服務的收入，繳納相關收益5%的營業稅。

本公司的主要業務為銷售嵌入式系統產品，和通過應用其嵌入式系統產品提供全面解決方案服務。適用於本公司的流轉稅（包括營業稅及增值稅）已載列於上文。根據中國大陸的稅務法規，當不確定增值稅或營業稅適用於增值稅付款人所賺取的服務收入時，相關的國家稅務局可有權釐定其合適的流轉稅項。於截至二零零零年十二月三十一日止年度內，銷售價值總額約人民幣36,000,000元的合約被本公司及海淀區地方稅務局列為適用營業稅而非增值稅。因此，上述的銷售價值已按5%支付營業稅。管理層已取得海淀區國家稅務局的口頭同意此等交易適用營業稅。然而，倘若更高級別的稅務機關最終決定增值稅適用於此等合約，則本公司有可能有就以上收入額外繳付約人民幣4,300,000元的流轉稅的或然負債。考慮中國大陸繳付有關稅項的通常做法，管理層認為需額外繳付流轉稅的機會甚微。

8. **股東應佔盈利**

於截至二零零零年十二月三十一日止年度，股東應佔綜合盈利包括本公司財務報表中列示的盈利約人民幣31,091,000元。

9. **每股盈利（虧損）**

截至二零零零年十二月三十一日止年度的每股盈利乃根據股東應佔盈利約人民幣31,067,000元（一九九九年－虧損約人民幣4,486,000元）及按附註1所述的呈報基準並按公司於二零零零年十二月作出的股份拆細的影響（參閱附註15(c)）計算的年內已發行加權平均股數812,721,000股（一九九九年－700,000,000股）計算。

由於並無潛在可攤薄之已發行普通股，因此並無列示每股攤薄盈利。

10. 固定資產

固定資產（綜合及公司）的變動如下：

	二零零零年			
	機器及設備	租賃物業裝修、傢俬及辦公室設備	汽車	合計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
成本或評估值				
年初	18,522	895	571	19,988
增加	1,861	2,605	–	4,466
評估	–	–	–	–
處置	(172)	–	–	(172)
年末	20,211	3,500	571	24,282
代表：				
按成本值	2,840	3,500	571	6,911
按專業估值	17,371	–	–	17,371
	20,211	3,500	571	24,282
累計折舊				
年初	(11,134)	(155)	(219)	(11,508)
本年度撥備	(2,301)	(546)	(113)	(2,960)
評估	–	–	–	–
處置	68	–	–	68
年末	(13,367)	(701)	(332)	(14,400)
賬面淨值				
年末	6,844	2,799	239	9,882
年初	7,388	740	352	8,480

按中國大陸關於涉及國有資產重組的有關法規要求，前身業務的機器及設備乃按一九九九年十二月三十一日的評估值轉讓予本公司。評估由中國大陸獨立合資格估值師中咨資產評估事務所進行。在其評估值中，已考慮資產當時的重置成本、實際狀況、剩餘可使用年限及其他相關因素。

11. 投資於附屬公司

於本公司資產負債表上，投資於附屬公司包括：

	二零零零年
	人民幣千元
未上市股份	1

於二零零零年十二月三十一日本公司的附屬公司詳情如下：

公司名稱	註冊成立及經營地點	繳足股本	本集團應佔股本權益百分比	主要業務
北大青鳥環宇（開曼）發展有限公司	開曼群島／香港	1美元	100%	集成電路及有關產品的技術研究、開發及銷售

12.　**存貨**

存貨包括：

	二零零零年 人民幣千元
原材料	1,118
全面解決方案合約的在進行中項目	1,502
產成品	349
	2,969

13.　**預付款及其他流動資產**

預付款及其他流動資產包括：

	二零零零年 人民幣千元
預付購買材料款項*	16,821
應收利息	3,665
可收回增值税	838
其他	560
合計	21,884

*　購買材料的預付款項包括購買全球定位應用系統部件約人民幣15,921,000元。

14.　**預提費用**

預提費用包括：

	二零零零年 人民幣千元
應付薪金及福利	3,810
應付董事花紅	900
其他	1,093
	5,803

15. 股本

於截至二零零零年十二月三十一日止年度，本公司的註冊及已發行股本變動如下：

	股份數目 千股	面值 人民幣千元	百分比
就重組而發行的發起人股份*(a)*	70,000	70,000	72.6%
發行海外公眾股份（H股）*(b)*	26,400	26,400	27.4%
股份拆細*(c)*	867,600	–	–
年末	964,000	96,400	100.0%

附註一

(a) 本公司於註冊成立時的註冊股本為人民幣70,000,000元，分為70,000,000股面值人民幣1元的股份。

(b) 於二零零零年七月十五日，本公司的註冊股本獲准由人民幣70,000,000元增加至人民幣94,000,000元，分為70,000,000股每股面值人民幣1元的發起人股及24,000,000股每股面值人民幣1元的H股（不包括超額配售的2,400,000股H股）。新增股份與已發行股份在各方面均享有同等權益。本公司亦獲授權按市場需求配發及發行額外2,400,000股每股面值人民幣1元的H股。因此，分別於二零零零年七月二十六日及二零零零年八月十五日以每股港幣11元配售24,000,000股及2,400,000股H股予專業、機構及其他投資者。

(c) 自二零零零年十二月十八日，本公司每股面值人民幣1元的股份已拆細為10股每股面值人民幣0.1元的股份。

16. 認股權

本公司於二零零零年七月五日採用了一項認股權計劃，據此，本公司的董事會可酌情向本集團任何全職僱員授出可認購本公司股份的認股權，惟最多為本公司於授出日期的已發行股份的30%。行使價由董事會釐定，但不少於(a) H股面值；(b) H股於提呈認股權當日以前的連續五個交易日在聯交所創業板所報平均收市價及(c) H股於提呈認股權當日（必須為聯交所創業板所界定的一個營業日）在聯交所創業板所報收市價，此三者中的最高者。然而，在現時中國大陸有關法規對中國公民認購或買賣H股的限制改變或撤銷前，屬於中國公民的僱員概無權行使認股權。

截至二零零零年十二月三十一日止年度，概無向本集團僱員授出任何認股權。

17. 儲備

變動為：

	二零零零年					
	股份溢價	資本公積	法定儲備	股息	留存收益	合計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
綜合						
年初餘額	–	11,379	–	–	–	11,379
固定資產評估增值	–	–	–	–	–	–
重組影響（附註1）	–	(18,810)	–	–	–	(18,810)
發行H股溢價	281,964	–	–	–	–	281,964
發行股份費用	(30,693)	–	–	–	–	(30,693)
股東應佔盈利（虧損）	–	–	–	–	31,067	31,067
撥入儲備	–	7,431	4,664	–	(12,095)	–
擬派股息	–	–	–	4,820	(4,820)	–
年末餘額	251,271	–	4,664	4,820	14,152	274,907
公司						
年初餘額	–	11,379	–	–	–	11,379
固定資產評估增值	–	–	–	–	–	–
重組影響（附註1）	–	(18,810)	–	–	–	(18,810)
發行H股溢價	281,964	–	–	–	–	281,964
發行股份費用	(30,693)	–	–	–	–	(30,693)
股東應佔盈利	–	–	–	–	31,091	31,091
撥入儲備	–	7,431	4,664	–	(12,095)	–
擬派股息	–	–	–	4,820	(4,820)	–
年末餘額	251,271	–	4,664	4,820	14,176	274,931

(a) 資本公積

於一九九九年十二月三十一日的資本公積為前身業務轉入本公司的資產及負債賬面淨值。

根據二零零零年七月舉行的特別股東大會的決議，約人民幣7,431,000元留存的收益撥資本公積。

(b) 法定儲備

根據中國大陸有關法律和法規，及公司章程，本公司須在彌補任何以前年度之虧損後，將按税後盈利的10%及5%分別提取法定公積金及法定公益金。當法定公積金餘額達本公司股本50%時，公司可自行決定是否再作提取。法定公積金可用以彌補以前年度之虧損（如有），並可以按現有股東之持股量，向其發行新股或以增加其當時所持股份之面值等方式，把法定公積金轉換為股本，惟公積金餘額在股份發行後不得少於股本的25%。法定公益金只可用於本公司員工集體福利的資本性項目，如興建職工宿舍、飯堂及其他員工福利設施。此等資本性項目之所有權仍歸本公司所有。除清盤外，此項基金不作分派之用。截至二零零零年十二月三十一日止年度，已分別撥出約人民幣3,109,000元及人民幣1,555,000元至法定公積金及法定公益金。

(c)　利潤分配基準

提取法定儲備是根據按照中國大陸適用的會計準則及法則所編製的財務報表而釐定。

此外，根據本公司的公司章程，本公司於扣減本年度之儲備撥款後，可根據中國大陸適用的會計準則及根據香港公認會計準則所申報之留存收益較低者宣派股息。於二零零零年十二月三十一日，該兩者之差額並不重大。

18.　退休福利

本公司參與了一項由中國大陸地方政府所統籌之定額供款退休計劃。所有中國僱員均有權取得相當於其退休日之基本工資之固定比例的退休年金。本公司須按中國僱員基本工資的19%對退休計劃供款，除此並無其他退休後福利責任。根據該等安排，於截至二零零零年十二月三十一日止年度已付／應付之退休計劃供款約為人民幣1,099,000元（一九九九年－人民幣574,000元）。

19.　住房公積金

根據中國大陸的住房改革法規，本公司須按中國僱員工資的10%對國家資助的住房公積金作出供款。同時，僱員亦須從其工資中作出同本公司供款相同的供款。僱員在若干特定的提取情況下，有權索回基金的全部金額。在作出上述供款後，本公司概無其他住房福利的承擔。截至二零零零年十二月三十一日止年度，本公司向該公積金支付的供款約為人民幣579,000元（一九九九年－人民幣302,000元）。

20.　分類資料

	綜合	
	二零零零年	一九九九年
	人民幣千元	人民幣千元
營業額		
全球定位應用系統	22,563	163
網絡安全產品	22,043	6,066
無線消防報警系統	6,621	1,031
專用集成電路	6,287	683
聰明咭應用系統	3,329	2,476
	60,843	10,419
股東應佔盈利（虧損）全球定位		
應用系統	19,161	(3,120)
網絡安全產品	6,179	476
無線消防報警系統	4,775	(340)
專用集成電路	3,258	(1,296)
聰明咭應用系統	(1,005)	(219)
不可分配的公司費用	(7,818)	—
利息收入	6,726	13
滙兑損失	(209)	—
	31,067	(4,486)
固定資產折舊全球定位		
應用系統	394	186
網絡安全產品	279	108
無線消防報警系統	55	117
專用集成電路	1,766	851
聰明咭應用系統	39	—
公司總部	427	—
	2,960	1,262

	綜合	
	二零零零年	一九九九年
	人民幣千元	人民幣千元
資本支出（購入固定資產）全球定位		
應用系統	73	894
網絡安全產品	1,221	191
無線消防報警系統	29	28
專用集成電路	329	26
聰明咭應用系統	2	—
公司總部	2,812	—
	4,466	1,139

	綜合		公司
	二零零零年	一九九九年	二零零零年
	人民幣千元	人民幣千元	人民幣千元
資產			
全球定位應用系統	19,875	12,613	19,875
網絡安全產品	12,904	1,166	12,904
無線消防報警系統	6,294	2,656	6,294
專用集成電路	11,974	8,123	11,974
聰明咭應用系統	1,136	1,741	1,136
不可分配的公司資產	334,617	—	334,641
	386,800	26,299	386,824
負債			
全球定位應用系統	1,807	10,519	1,807
網絡安全產品	5,849	2,435	5,849
無線消防報警系統	651	1,742	651
專用集成電路	1,097	36	1,097
聰明咭應用系統	2,378	188	2,378
不可分配的公司負債	3,711	—	3,711
	15,493	14,920	15,493

21. 承諾事項

於二零零零年十二月三十一日，本集團有多項不可撤銷的經營租賃協議的物業經營租賃承諾，並根據此等協議的應付承諾分析如下：

	綜合	公司
	人民幣千元	人民幣千元
於期內應付款額		
－一年內	1,433	1,433
－一年至兩年	824	824
－兩年至五年	13	13
	2,270	2,270

在未來十二個月的應付承諾分析如下：

	綜合	公司
	人民幣千元	人民幣千元
於期間到期的租賃		
－不超過一年	364	364
－一年至兩年	1,046	1,046
－兩年至五年	23	23
	1,433	1,433

22. 期後事項

於二零零一年三月二十八日，董事會建議派發截至二零零零年十二月三十一日止年度每股人民幣0.005元的股息（包括發起人股份及H股），共計約為人民幣4,820,000元。該擬派股息尚待公司股東大會批准。

3. 本集團之負債情況

借款

於二零零一年十月三十一日（即本通函付印前為編製本債務聲明之最後實際可行日期）營業時間結束時，本集團尚未償還之短期銀行貸款為人民幣390,000,000元。短期銀行貸款乃無抵押，並由本公司一名發起人及一名有關連人士作擔保。

根據創業板上市規則第20.52(2)條，上述由保薦人提供予本公司之擔保為一項獲豁免遵行申報、公佈及獨立股東批准規定之關連交易。

免責聲明

除上文所述者及集團內公司間之負債外，本集團於二零零一年十月三十一日營業時間結束時並無任何尚未償還之按揭、抵押、債券或已發出或未償還或同意將予發出之其他借貸資本、銀行透支、貸款或其他類似債務、融資租賃承擔、租購承擔、承兑或承兑信用證負債或任何擔保或其他尚未償還之重大或然負債。

董事確認，除本文所披露者外，自二零零一年十月三十一日以來，本集團之債務及或然負債情況並無任何重大變動。

4. 營運資金

經計入本集團現有可供動用之財政資源及銀行信貸額（包括本集團可直接動用者及與其他有關連人士共用者，以及本集團之內部資金）後，董事認為本集團具備充足之營運資金，足以應付目前所需。

5. 重大逆轉

除已披露者外，自二零零零年十二月三十一日（即本公司最近期之經審核賬目之結算日期）以來，本集團之財務或貿易狀況並無任何重大逆轉。

6. 創業板上市規則第17.15條至第17.21條

於最後實際可行日期，本集團並無向任何實體墊付超逾本公司經審核綜合有形資產淨值25%之任何款項，或向聯屬公司提供超逾本公司經審核綜合有形資產淨值25%之任何財政資助及擔保。本集團亦無訂立任何向本公司控股股東施加特定履約責任之貸款協議，而控股股東亦無質押其於本公司股份之權益，以擔保本集團之債務、擔保或其他支持。董事確認，於最後實際可行日期，彼等並不知悉有任何情況足以導致須根據創業板上市規則第17.15條至第17.21條之規定作出披露。

德勤·關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

敬啟者:

下文載列吾等就中芯國際集成電路製造有限公司(「該公司」)及其附屬公司(下文統稱「該集團」)於二零零零年四月三日(註冊成立日期)至二零零零年十二月三十一日止期間及於二零零一年一月一日至二零零一年七月三十一日止七個月期間(「有關期間」)之綜合財務資料所作之報告,其轉載於北京北大青鳥環宇科技股份有限公司(「北大青鳥」)於二零零一年十二月三十一日刊發有關投資於該公司之建議之通函(「通函」)內。

根據有關投資於該公司之建議(詳見該通函「董事會函件」一節),北大青鳥環宇(開曼)投資有限公司(北大青鳥之全資附屬公司)已同意有條件投資於該公司。

該公司為某一集團公司之控股公司,該集團公司從事製造及推廣先進技術半導體。於有關期間內,該集團尚未展開業務運作。該公司於二零零零年四月三日在開曼群島註冊成立為獲豁免有限公司。

於本報告刊發日期，該公司之附屬公司如下：

附屬公司名稱	成立／註冊成立國家及日期	已發行及繳足股本／註冊資本	該集團之應佔股權	主要業務
中芯國際集成電路制造(上海)有限公司*	中國大陸 二零零零年十二月二十一日	230,000,000美元	100%	製造及推廣先進技術半導體
Better Way Enterprises Limited*	西薩摩亞 二零零零年四月五日	1美元	100%	投資控股
Garrison Consultants Limited	西薩摩亞 二零零零年四月三日	1美元	100%	投資控股

* 由該公司直接持有

該集團於二零零零年四月三日（註冊成立日期）至二零零零年十二月三十一日止期間之綜合財務報表已經由台灣註冊執業會計師Diwan, Ernst & Young審核。此等財務報表乃根據台灣普遍採納之會計原則而編製。就本報告而言，吾等已根據香港普遍接納之會計原則，就該集團於同一期間之綜合管理賬目進行獨立審核工作。

該公司及其附屬公司並無編製於二零零一年一月一日至二零零一年七月三十一日止期間之經審核財務報表。就本報告而言，吾等已就該集團於二零零一年一月一日至二零零一年七月三十一日止七個月期間之綜合管理賬目進行獨立審核工作。

吾等已按照香港會計師公會建議之核數指引「招股章程及申報會計師」，審核該集團於有關期間之經審核綜合財務報表及綜合管理賬目（「有關財務報表」）。

該集團於有關期間之綜合業績及該集團於二零零一年七月三十一日之綜合淨有形資產（「綜合財務資料」）已根據有關財務報表編製。

該公司之董事須負責編製有關財務報表。北大青鳥之董事須就通函（本報告亦載於其中）之內容負上責任。吾等須根據有關財務報表編輯本報告所載之綜合財務資料、就綜合財務資料作出獨立意見及向　閣下呈報吾等之意見。

吾等認為，就本報告而言，綜合財務資料連同其附註能真實及公平地反映該集團於有關期間之業績及該集團及該公司於二零零一年七月三十一日之淨有形資產。

1. 主要會計政策

綜合財務資料已根據歷史成本法及按照香港普遍採納之會計原則編製。綜合財務資料以美元(即該集團大部份交易之結算貨幣)為呈列單位。所採納之主要會計政策如下:

綜合基準

綜合財務資料包括該公司及其附屬公司截至十二月三十一日/七月三十一日之財務資料。

所有集團內公司間之重大交易及結餘已於綜合賬目時抵銷。

附屬公司投資

附屬公司指該公司直接或間接持有其已發行股本一半以上或控制其投票權一半以上或該公司控制其董事會或同等監管機構之組合之公司。

附屬公司投資乃按成本減任何已確定減值虧損列賬。

收入確認

利息收入乃就未償還本金按時間比例基準及適用利率累計。

根據經營租約出租之物業之租金收入(包括事先開發票之租金)乃按直線法在有關租約年期內予以確認。

物業、廠房及設備

物業、廠房及設備(在建工程除外)乃於資產負債表結算日按成本減折舊及攤銷列賬。

一項資產之成本,包括其購買及令該項資產達至其運作情況及運送至其預期使用地點之任何直接成本。資產投資後所產生之開支,例如維修及保養及檢修成本,一般於產生期間在收益表中扣除。若可清楚顯示運用該等開支將可增加未來因運用有關資產預期所收之經濟收益,則該開支將資本化為有關資產之額外成本。

資產出售或報廢時所產生之盈利或虧損為有關資產之銷售所得款項與其賬面值之差額,其將於收益表中確認。

土地使用權之成本乃按直線法在有關權利之使用期間內攤銷。

在建工程乃按成本列賬，其包括有關項目之所有發展成本及應佔其他直接成本（包括根據該集團之會計政策資本化之借貸成本），其於建造工程完成後方始折舊。已完成建造工程之成本會轉撥往適當類別之物業、廠房及設備。

折舊乃按其他物業、廠房及設備之估計可使用年期以直線法按下列年率撇銷其成本計算。有關折舊年率如下：

樓宇	5%
傢俬及設備	20%
汽車	20%

資本化借貸成本

因收購、建造或生產合資格資產（即需要一段長時間始能達致其擬定用途或出售之資產）而產生之直接應佔借貸成本會被資本化，以作為該等資產之部份成本。當該等資產大致上可作其擬定用途或出售時，借貸成本不會再資本化。特定借貸在用於合資格資產開支前進行短暫投資所賺取之投資收益從已被資本化之借貸成本中扣除。

所有其他借貸成本均於其產生之期間確認為開支。

減值

在各結算日，該集團會審核資產之賬面值，以釐定有否跡象顯示該等資產已蒙受減值虧損。倘有跡象顯示出現減值虧損，則會估計有關資產之可收回金額，以釐定減值虧損之程度（如有的話）。

倘估計資產之可收回金額少於其面值，則有關資產之賬面值將會減至其可收回金額。減值虧損會即時確認為開支。

倘減值虧損於其後撥回，則有關資產之賬面值會增至為經修訂估計可收回金額，惟已增加之賬面值不得超逾有關資產在過往年度並無確認減值虧損之情況下所釐定之賬面值。撥回之減值虧損會即時確認為收入。

撥備

該集團因過往事項而導致出現目前之法定或推定義務，而該義務會導致可合理估計之經濟利益流出該集團，則應確認撥備。

稅項

稅項乃根據有關期間之業績就毋須課稅或不獲寬減之項目作出調整後計算。若干收入及支出項目因在稅務上及財務報表上計入不同會計期間而引致時差。如時差在稅項上之影響有可能在可見將來確定為負債或資產，則在財務報表中採用負債法作出準備，確認為遞延稅項。

外幣

外幣交易按交易當日之匯率或訂約之結算匯率換算。以外幣計算之貨幣資產及負債則按資產負債表結算日之匯率再次換算。匯兌損益概撥入收益表內處理。

於綜合賬目時，以外幣（美金除外）編列之海外附屬公司之財務報表按資產負債表結算日之匯率換算。匯兌所產生之差額概撥入儲備內處理。

2. 業績

以下為該集團於有關期間之綜合業績概要：

	附註	二零零零年四月三日至二零零零年十二月三十一日 千美元	截至二零零一年七月三十一日止七個月 千美元
利息收入		2,153	8,195
其他收入		2	131
行政開支		(929)	(5,929)
經營溢利	(a)	1,226	2,397
須於五年內全數償還之銀行借貸之利息		–	(538)
本期間純利		1,226	1,859
股息	(c)	–	–

附註:

(a) **經營溢利**

	二零零零年四月三日至二零零零年十二月三十一日 千美元	截至二零零一年七月三十一日止七個月 千美元
經營溢利已扣除下列各項:		
僱員成本*	550	2,750
退休福利計劃供款	25	99
	575	2,849
核數師酬金	15	–
折舊及攤銷	10	713
並已計入:		
截至二零零一年七月三十一日止七個月之物業租金收入8,000美元(已扣除開支)	–	103

* 僱員成本包括支付予一名董事不超過175,000美元(二零零零年四月三日至二零零零年十二月三十一日:不超過225,000美元)之董事其他酬金。

(b) **税項**

由於該公司於有關期間並無應課税溢利,故並無作出税項撥備。

各有關期間均無重大未撥備遞延税項。

(c) **股息**

該集團於有關期間內並無已支付或應支付之股息。

(d) **每股盈利**

並無呈列每股盈利,因為就本報告而言,載入每股盈利並無意義。

(e) **轉撥往及(自)儲備**

	二零零零年四月三日至二零零零年十二月三十一日 千美元	截至二零零一年七月三十一日止七個月 千美元
股份溢價		
承前結餘	–	–
發行股份所產生之溢價	–	595
結餘結轉	–	595
匯兑儲備		
承前結餘	–	40
換算海外公司之財務資料所產生之匯兑差額	40	(37)
結餘結轉	40	3

除了上述者外，於有關期間並無任何儲備變動。

本公司可供分派予股東之儲備包括股份溢價及保留溢利，其於二零零一年七月三十一日之總額為7,180,000美元。根據開曼群島公司法（經修訂），本公司之股份溢價可供支付分派及股息予股東之用，惟須受本公司之組織章程大綱及細則所限制及條件為，在緊隨作出分派及股息後，本公司必須具有能力支付在日常業務過程中到期應付之負債。

(f) **退休福利計劃**

中國大陸（「中國」）附屬公司所聘用之員工為中國政府管理之國家管理退休福利計劃之成員。中國附屬公司須按薪酬之若干百份比向退休福利計劃供款，作為福利基金。中國附屬公司就退休福利計劃之唯一責任為支付在該計劃下所需供款。退休福利計劃之應付供款已在收益表中扣除。

3. 淨有形資產

以下為該集團及該公司於二零零一年七月三十一日之淨有形資產之概要：

		該集團		該公司	
	附註	千美元	千美元	千美元	千美元
非流動資產					
物業、廠房及設備	*(a)*	143,418		–	
附屬公司投資	*(b)*	–	143,418	230,000	230,000
流動資產					
應收賬款		3,144		1,625	
應收一間附屬公司之款項	*(c)*	–		3,467	
已抵押銀行存款	*(d)*	193,208		–	
銀行結餘、存款及現金	*(d)*	160,137		140,303	
		356,489		145,395	
流動負債					
應付賬款		150,199		62,665	
有抵押短期銀行貸款	*(e)*	29,601		–	
		179,800		62,665	
淨流動資產			176,689		82,730
總資產減流動負債			320,107		312,730
減：					
非流動負債					
認購股份事項所收取之款項	*(f)*		316,416		305,542
淨有形資產			3,691		7,188

附註：

(a) 物業、廠房及設備

	土地及樓宇 千美元	傢俬及設備 千美元	汽車 千美元	在建工程 千美元	總額 千美元
該集團					
成本					
二零零一年一月一日	–	217	2	13,935	14,154
添置	50,436	475	137	78,939	129,987
二零零一年七月三十一日	50,436	692	139	92,874	144,141
折舊及攤銷					
二零零一年一月一日	–	10	–	–	10
本期間撥備	674	34	5	–	713
二零零一年七月三十一日	674	44	5	–	723
賬面淨值					
二零零一年七月三十一日	49,762	648	134	92,874	143,418

該集團位於中國之物業權益以中期土地使用權形式持有。於二零零一年七月三十一日，有關中國政府機關仍未簽發該等物業（賬面淨值為50,000,000美元）之土地使用權證。董事認為，該等土地使用權證將於適當時候簽發。

(b) 附屬公司投資

	該公司 千美元
非上市注資（成本值）	230,000

(c) 應收一間附屬公司之款項

有關款項乃無抵押、免息及無固定還款期。

(d) 已抵押銀行存款及銀行結餘、存款及現金

於二零零一年七月三十一日，該集團以人民幣為單位之已抵押銀行存款及銀行結餘、存款及現金相等於28,032,000美元。人民幣普遍被視為不可自由兑換為其他貨幣之貨幣。

於二零零一年七月三十一日，該公司並無任何以人民幣為單位之銀行結餘、存款及現金。

(e) 有抵押短期銀行貸款

於二零零一年七月三十一日，該集團之短期銀行貸款以193,208,000美元之銀行存款作抵押。

(f) 認購股份事項所收取之款項

有關款項乃收取自投資者，以認購該公司之股份。該等款項乃無抵押、免息及無固定還款期。

(g) 遞延税項

於二零零一年七月三十一日，該集團及該公司概無任何重大未撥備遞延税項資產或負債。

(h) **資本承擔**

	該集團 千美元	該公司 千美元
有關購買物業、廠房及設備之已批准但未訂約資本開支	69,601	—
有關下列各項之已訂約但未於財務報表撥備之資本開支:		
－購買物業、廠房及設備	73,068	—
－於中國之投資	1,100,000	270,000
	1,242,669	270,000

(i) **或然負債**

於二零零一年七月三十一日，該集團及該公司並無任何重大或然負債。

4. 結算日後重大事項

於本報告刊發日期，並無有關該集團之結算日後重大事項。

5. 其後之財務報表

該集團、該公司或其任何附屬公司並無就二零零一年七月三十一日後任何期間編製任何經審核財務報表。

此致

中華人民共和國
上海
浦東新區
張江路18號
中芯國際集成電路製造有限公司
列位董事　台照

中華人民共和國
北京
海淀路
中成大廈
1117/1119室
北京北大青鳥環宇科技股份有限公司
列位董事　台照

德勤•關黃陳方會計師行
執業會計師
香港
謹啟

二零零一年十二月三十一日

1. 責任聲明

本通函之資料乃遵照創業板上市規則而刊載，旨在提供有關本公司之資料。本公司各董事願就本通函共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知及所信：

(a) 本通函所載之資料在各重大方面均屬準確完整，且無誤導成份；

(b) 本通函並無遺漏其他事實致使本通函所載任何內容產生誤導；及

(c) 本通函所表達之一切意見乃經審慎周詳考慮後始行發表，並以公平合理之基準及假設為依據。

2. 權益披露

(a) 於本公司股份之權益

依據披露權益條例第29條，於最後實際可行日期，除下文所述透過Heng Huat Investments Limited（「Heng Huat」）持有之股份外，本公司各董事及監事或彼等各自之聯繫人士概無在本公司或相聯法團（如有）之股份中擁有任何個人、家族、公司或其他權益。

Heng Huat

許振東先生、張萬中教授及劉教授（全部均為本公司執行董事）為分別持有Heng Huat已發行股本100股股份中60股、20股及20股之受託人。許振東先生、張萬中教授及劉教授同時身兼Heng Huat之董事。

根據於二零零零年七月十九日以契據形式發出之信託聲明，許振東先生、張萬中教授及劉教授聲明彼等以受託人身份持有Heng Huat之股份，受益人為北京市北大青鳥軟件公司（「青鳥軟件」）、北京北大青鳥有限責任公司（「青鳥」）、北京市北大宇環微電子系統工程有限公司（「宇環」）及北京天橋北大青鳥科技股份有限公司（「北京天橋」）及彼等各自之附屬公司及聯營公司及本公司的477位僱員。Heng Huat及Gamerian Limited乃致勝資產有限公司（「致勝」）之兩位股東，分別實益擁有致勝已發行股本約93.37%及約6.63%。致勝為本公司之主要股東，持有本公司已發行股本約22.82%。

除本文所披露者外，於最後實際可行日期，本公司各董事或監事概無於本公司及其相聯法團（定義見披露權益條例）之股本中，擁有並已根據披露權益條例第28條知會本公司及聯交所之任何權益（包括根據披露權益條例第31條或附

表第一部份被視作或當作擁有之權益）或根據上市公司董事進行證券交易之標準守則須作出通知之權益或根據披露權益條例第29條須記於按該條存置之登記冊內之權益。

(b) 購股權權益

於最後實際可行日期，本集團並無根據本公司於二零零零年七月五日採納之購股權計劃授出任何購股權。

3. 董事之服務合約

各董事已與本公司訂立服務合約，年期由二零零零年三月二十九日（註冊成立日期）起計，初步為期三年。

4. 主要股東

於最後實際可行日期，唯一直接或間接有權行使或控制行使本公司股東大會表決權10%或以上，或擁有本公司已發行股本10%或以上權益之人士如下：

股東	發起人股數目	於本公司之概約實際權益
北京大學（附註1）	221,345,350	22.96%
青鳥軟件（附註2）	136,345,350	14.14%
致勝（附註3）	220,000,000	22.82%
Heng Huat（附註3）	205,414,000	21.31%

附註：

(1) 北京大學透過青鳥軟件、青鳥、宇環、北京天僑（統稱「青鳥集團」）於本公司擁有實際權益，包括：

(a) 由宇環持有之85,000,000股股份（佔本公司已發行股本約8.82%），而宇環由北京大學實益全資擁有；

(b) 青鳥軟件持有之110,000,000股股份（佔本公司已發行股本約11.41%），而青鳥軟件由北京大學實益全資擁有；

(c) 透過青鳥持有之18,400,000股股份（佔本公司已發行股本約1.91%），而青鳥由北京大學擁有約46%權益；

(d) 透過北京天橋持有之7,945,350股股份（佔本公司已發行股本約0.82%），而北京天橋乃由北京大學持有約10.60%。

(2) 青鳥軟件之權益包括：

(a) 青鳥軟件持有之110,000,000股股份（佔本公司已發行股本約11.41%）；

(b) 透過青鳥持有之18,400,000股股份（佔本公司已發行股本約1.91%），而青鳥乃由青鳥軟件持有約46%權益；

(c) 透過北京天橋持有之7,945,350股股份（佔本公司已發行股本約0.82%），而北京天橋乃由青鳥軟件擁有約10.60%。

(3) 致勝乃根據公司條例於香港註冊成立之有限公司，分別由Gamerian Limited及Heng Huat持有約6.63%及約93.37%股權。Gamerian Limited乃新世界數碼基地有限公司之全資附屬公司，而新世界數碼基地有限公司之股份在聯交所主板上市。Heng Huat乃於英屬處女群島註冊成立之公司，由本公司三位執行董事作為受託人持有其全部已發行股本，受益人為青鳥集團及本公司之合資格僱員。

除上文所披露者外，本公司並無得悉在最後實際可行日期有任何權益須根據披露權益條例第16(1)條予以記錄。

5. 保薦人權益

於最後實際可行日期，本公司之保薦人大福融資有限公司（「保薦人」）、其董事、僱員或聯繫人士（定義見創業板上市規則第6.35條附註3）概無在本公司或本集團任何成員公司之證券中擁有任何權益，亦無擁有可認購或任命他人認購本公司或本集團任何成員公司之證券之權利。

根據本公司與大福於二零零零年七月十九日訂立之保薦人協議，大福已收取就二零零零年七月二十七日至二零零二年十二月三十一日期間出任本公司保薦人之有關費用。

除上文所披露者外，於最後實際可行日期，大福（包括其董事及職員）及其聯繫人士均無擁有本公司任何權益。

6. 管理層合約

年內並無訂立亦無存有任何關於本公司全部或任何主要部份業務之管理或行政合約。

7. 競爭權益

本公司董事、管理層股東或彼等各自之任何聯繫人士（定義見創業板上市規則）並無於與本公司業務出現競爭或可能競爭之業務中擁有權益。

8. 重大合約

以下為本公司旗下公司於本通函刊發日期前兩年內所訂立之確屬或可屬重大合約（並非於日常業務過程中訂立者）：

1. 北京天橋與本公司於二零零零年四月十七日就獨家使用利用230兆寬頻製造之全球定位系統技術而訂立之技術特許權協議。協議年期由二零零零年四月十七日起計，為期10年。專利費用為本公司應付北京天橋有關上述產品之總銷售額之3%；

2. 本公司四名國內發起人（即青鳥、青鳥軟件、宇環及北京天橋）（作為甲方）與本公司（作為乙方）於二零零零年四月十七日訂立之不競爭協議。據此，甲方與乙方達成協議，不會並促使彼等各自之附屬公司不會直接或間接從事或參與可能與乙方之嵌入式系統業務直接或間接競爭之任何業務；

3. 北京大學（作為甲方）與本公司（作為乙方）於二零零零年四月十七日訂立之不競爭協議。據此，甲方（代表北京大學軟件工程研究所及微電子學研究所（「微電子學研究所」））與乙方達成協議，不會直接或間接從事或參與可能與乙方之嵌入式系統業務直接或間接競爭之任何業務；

4. 青鳥與本公司於二零零零年四月十七日訂立之合約轉讓協議。據此，青鳥向本公司無償轉讓3份有關開發IC卡系統之現有合約及一份有關北京中成廣場若干單位之租約；

5. 北京天橋與本公司於二零零零年四月十七日訂立之合約轉讓協議。據此，北京天橋向本公司無償轉讓4份有關提供全球定位系統產品及服務之合約及一份有關開發IC卡系統之現有合約；

6. 深圳市北大青鳥科技有限公司（「深圳北大青鳥」）與本公司於二零零零年四月十七日訂立之合約轉讓協議。據此，深圳北大青鳥向本公司無償轉讓其與深圳市高新技術工業村發展公司訂立之樓宇租約及補充協議；

7. 本公司（作為甲方）及北京宇環、青鳥軟件、青鳥及北京天橋（作為乙方）於二零零零年四月十七日就乙方以市價向本公司提供有關研究及開發嵌入式系統之持續技術合作及支援而訂立之技術合作及支援協議；

8. 本公司與北京大學於二零零零年四月十七日就北京大學以市價向本公司提供有關研究及開發嵌入式系統之持續技術合作及支援而訂立之技術合作及支援協議；

9. 青鳥軟件與本公司於二零零零年四月十七日就本公司無償使用青鳥軟件之特許商標（編號722305及722306）而訂立之商標特許權協議。使用年期由協議之訂立日期起計，為期10年；

10. 微電子學研究所與本公司於二零零零年四月十七日就微電子學研究所出租設備予本公司而訂立之技術設備租賃協議（詳見有關協議）。年期由協議之訂立日期起計，為期5年。本公司有權自二零零三年四月十七日起透過給予3個月通知提早終止協議。本公司須就每項設備向微電子學研究所支付每小時人民幣120元之費用；

11. 本公司與微電子學研究所於二零零零年四月十七日就本公司向微電子學研究所出租設備而訂立之技術設備租賃協議（詳見有關協議）。年期由協議之訂立日期起計，為期5年。微電子學研究所有權自二零零三年四月十七日起透過給予3個月通知提早終止協議。微電子學研究所須向本公司支付年費人民幣1,260,000元；

12. 本公司與四川天目監控保安系統有限公司於二零零零年四月十七日就出售全球定位系統及相關產品之銷售交易而訂立之全球定位系統總銷售協議。年期由協議之訂立日期起計，為期10年。據此，四川天目監控保安系統有限公司同意（其中包括）向本公司購買其所需之全部全球定位系統及相關產品；

13. 北京天橋與本公司於二零零零年四月十七日就出售網絡保安產品而訂立之網絡保安產品總銷售協議。年期由協議之訂立日期起計，為期10年。據此，北京天橋同意向本公司購買其所需之全部網絡保安產品；

14. 北京天橋與本公司於二零零零年四月十七日就以人民幣3,519,250元之價格向本公司轉讓有關北京天橋之全球定位系統及相關產品之所有業務、資產、負債及技術資料而訂立之業務轉讓協議；

15. 北京北大青鳥有限責任公司電子儀器分公司與本公司於二零零零年四月十七日就以人民幣2,387,465元之價格向本公司轉讓有關工廠之IC卡應用系統及無線消防報警系統及相關產品之所有業務、資產、負債及技術資料而訂立之業務轉讓協議；

16. 宇環與本公司於二零零零年四月十七日就以人民幣10,194,882元之價格向本公司轉讓有關宇環之特別應用集成電路及相關產品之所有業務、資產、負債及技術資料而訂立之業務轉讓協議；

17. 青鳥與本公司於二零零零年四月十七日就以人民幣2,724,765元之價格向本公司轉讓有關青鳥之JB-SG2及相關產品之所有業務、資產、負債及技術資料而訂立之業務轉讓協議；

18. 北京市北大青鳥軟入系統公司與本公司於二零零零年四月十七日就無償授予本公司使用有關JB-CASE技術之非獨家特許權而訂立之JB-CASE技術特許權協議。年期由協議之訂立日期起計，為期10年；

19. 北京大學與本公司於二零零零年四月十七日就北京大學無償轉讓一份有關在政府部門安裝無線消防報警系統予本公司而訂立之合約轉讓協議；

20. 青鳥軟件與本公司於二零零零年四月十七日就分租位於中國北京崇文區新世界中心北座辦公大樓9樓16室之辦公室單位而訂立之分租合約。租期由二零零零年四月十七日至二零零二年十一月二十四日，月租為每平方米11.0美元。分租合約已於二零零一年九月提前終止；

21. 於二零零零年七月十九日就配售H股之包銷事宜（詳見本公司於二零零零年七月二十日刊發之招股章程）而訂立之配售及包銷協議；

22. 中芯國際與本公司於二零零一年八月三十日訂立之初步認購協議；

23. 中芯國際、青鳥環宇開曼公司及投資者於二零零一年九月二十五日訂立之中芯國際股份購買協議；及

24. 中芯國際、青鳥環宇開曼公司及投資者於二零零一年九月二十五日訂立之中芯國際股東協議。

9. 專業資格

以下為於本通函提供意見或建議之專家之資格:

名稱	資格
德勤•關黃陳方會計師行	香港執業會計師

10. 同意

德勤•關黃陳方會計師行已就本通函之刊發發出同意書，表示同意按本通函所載之形式及涵義轉載其函件及引述其名稱，且迄今並無撤回其同意書。

11. 訴訟

本集團各成員公司概無涉及任何重大訴訟或仲裁，而就董事所知，本集團各成員公司亦無任何尚未了結或面臨重大威脅之訴訟或索償。

12. 一般資料

(a) 本通函之中英文版本如有任何歧異，概以英文版本為準。

(b) 本公司之中國主要營業地點位於中國北京西城區金融大街35號國際企業大廈1715室。

(c) 本公司之香港營業地點位於香港中環雲咸街8號亞洲太平洋中心7樓02室。

(d) 本公司之規章主任為張萬中教授。張教授畢業於北京大學，持有理學碩士學位。張教授曾在北京大學多個行政部門任職，曾任北大賽思信息技術公司法人代表兼總經理。

(e) 本公司之合資格會計師及公司秘書為楊秋明女士。楊女士持有香港理工大學之會計學士學位，並為香港會計師公會及英國公認會計師公會會員。

(f) 本公司已於二零零零年七月五日設立一個審核委員會，並按照創業板上市規則第5.23、5.24和5.25條制定其職權範圍。審核委員會之主要職責為審閱本公司之財務申報程序及內部監控制度。審核委員會共有兩名成員，即兩位獨立非執行董事劉永平教授及南相浩教授。劉教授畢業於中國人民大學國政系，現任《中國特色社會主義研究》雜誌副總編輯。劉教授現為中國科技大學研究院之兼任教授。劉教授曾獲頒發多項科學獎項，包括國家科技進步二等獎。

13. 備查文件

下列文件之副本（及其英文譯本（倘適用））將自本通函刊發之日至二零零二年一月十六日（包括該日）期間之一般辦公時間在香港中環雲咸街8號亞洲太平洋中心7樓02室可供查閱：

(a) 本公司之組織章程大綱；

(b) 本公司於二零零零年七月二十日刊發之招股章程；

(c) 本公司截至二零零零年十二月三十一日止年度之年報；

(d) 本公司截至二零零一年九月三十日止期間之中期業績；

(e) 德勤•關黃陳方會計師行編製有關中芯國際之會計師報告，其全文載於本通函附錄二；

(f) 本附錄第8段所述之重大合約；及

(g) 本附錄所述之同意書。

北京北大青鳥環宇科技股份有限公司
BEIJING BEIDA JADE BIRD UNIVERSAL SCI-TECH COMPANY LIMITED
(於中華人民共和國註冊成立之股份有限公司)

股東特別大會通告

茲通告北京北大青鳥環宇科技股份有限公司(「本公司」)謹訂於二零零二年二月二十日上午十時正假座香港中環雲咸街8號亞洲太平洋中心7樓02室舉行發起人股及H股股東特別大會(「股東特別大會」),以考慮並酌情通過(不論有否作出修訂)下列決議案:

1. **作為普通決議案:**

「**動議**:

(a) 在各方面批准根據(其中包括)本公司之全資附屬公司北大青鳥環宇(開曼)投資有限公司(「青鳥環宇開曼公司」)及中芯國際集成電路製造有限公司(「中芯國際」)於二零零一年九月二十五日訂立之股份購買協議(「中芯國際股份購買協議」),認購(1) 54,000,540股中芯國際A優先股;及(2) 54,000,540股中芯國際A-1優先股之建議(「公司認購事項」),註有「A」字樣之協議副本已提呈本股東特別大會,並由大會主席簽署以資識別;及

(b) 授權本公司董事(「董事」)代表本公司採取所有彼等認為必需、適當、合宜或權宜之行動,以便根據中芯國際股份購買協議實行及完成公司認購事項及所有其他附帶事宜,以及修訂及豁免與此有關且董事認為必需、適當或權宜及符合本公司最佳利益之所有事宜。」

2. **作為特別決議案:**

「**動議**:

(a) 待召開股東特別大會(會上將提呈本決議案)之通告所載之第1項普通決議案獲

通過後，授予董事無條件特別授權，以額外配發、發行及處理本公司股本中之H股，並就此作出或授出建議、協議及購股權，惟須受下列條件之限制：

(i) 上述特別授權不得引伸應用於有關期間以外期間（惟董事可於有關期間內作出或授出或訂立或須於有關期間結束後行使上述權力之建議或購股權或協議）；

(ii) 董事將予發行及配發（不論是根據購股權或其他方式而配發）之H股總數不得超逾140,000,000股新H股；

(iii) 董事會有權根據特定授權，按發行及配發新H股時之當行市價之溢價或折讓價，發行及配發新H股，惟倘新H股乃按折讓價發行及配發，則每股新H股之發行價不得超逾H股在緊隨簽訂有關配售協議前10個交易日在聯交所所報之平均收市價折讓15%之價格；

(iv) 董事會僅會根據中國公司法及香港聯合交易所有限公司創業板市場證券上市規則，以及僅會在取得中國證券監察委員會及／或其他有關中國政府機關發出之所有所需批文後，方行使其在上述授權下之權力；

(v) 就本決議案而言：

「有關期間」乃指本決議案通過之日起至：

(i) 本公司下屆股東週年大會結束時；

(ii) 本決議案通過後之12個月期間屆滿之日；或

(iii) 本決議案授出之權力經由本公司股東在股東大會通過特別決議案予以撤銷或修訂之日，

止期間（以較早者為準）；

(b) 根據第2(a)項決議案所載之特別授權發行H股所得之款項淨額僅會用於償還本公司已動用或將動用以融資本公司之全資附屬公司北大青鳥環宇（開曼）投資有限公司根據上述第1項決議案所述之中芯國際股份購買協議而須支付之代價之銀行貸款；

(c) 對本公司之公司組織章程細則作出必要之修訂,以增加本公司之註冊股本,以及反映本公司股本因額外發行最多達140,000,000股新H股所引致之變動;及

(d) H股及發起人股股東在二零零一年五月二十九日舉行之股東週年大會上授予董事之一般授權將於有關期間一直有效。

承董事會命
主席
許振東

香港,二零零一年十二月三十一日

香港營業地點
香港中環
雲咸街8號
亞洲太平洋中心7樓02室

附註:

1. 本公司將於二零零二年一月十九日至二零零二年二月二十日(首尾兩日包括在內)暫停辦理H股股東登記手續;於此期間亦不會辦理H股股份過戶登記手續。於二零零二年一月十八日下午四時正名列本公司股東名冊之發起人股或H股股東均有權出席股東特別大會,並於會上投票。

2. 凡有權出席上述通告召開之股東特別大會並於會上投票之發起人股或H股股東均有權以書面形式委任一名或多名代表,代其出席股東特別大會及於會上代其投票。受委代表毋須為本公司之發起人股或H股股東。

3. 隨附股東特別大會適用之投票代表委任表格。投票代表委任表格連同經簽署之授權書或其他授權文件(如有)或經公證人簽署之授權書副本,必須於股東特別大會或其任何續會指定舉行時間24小時前送達本公司位於香港之H股股份過戶登記處香港證券登記有限公司(地址為香港德輔道中199號維德廣場2樓)方為有效。

4. 有意出席股東特別大會之發起人股或H股股東必須填妥隨附之「**股東特別大會回條**」,並於二零零二年一月三十日或之前交回本公司位於香港之H股股份過戶登記處香港證券登記有限公司(地址為香港德輔道中199號維德廣場2樓)。回條可親身或透過郵遞或傳真((852)2579-0095)交回。

北京北大青鳥環宇科技股份有限公司
BEIJING BEIDA JADE BIRD UNIVERSAL SCI-TECH COMPANY LIMITED
(於中華人民共和國註冊成立之股份有限公司)

發起人股股東大會通告

茲通告北京北大青鳥環宇科技股份有限公司(「本公司」)謹訂於二零零二年二月二十日上午十時三十分(或緊隨於同日同一地點舉行之發起人股及H股股東特別大會結束或休會後)假座香港中環雲咸街8號亞洲太平洋中心7樓02室舉行發起人股股東大會(「發起人股股東大會」),以考慮並酌情通過(不論有否作出修訂)下列決議案為特別決議案:

特別決議案

「**動議**:

(a) 待召開股東特別大會之通告所載之普通決議案及特別決議案獲通過後,授予本公司董事(「董事」)無條件特別授權,以額外配發、發行及處理本公司股本中之H股,並就此作出或授出建議、協議及購股權,惟須受下列條件之限制:

(i) 上述特別授權不得引伸應用於有關期間以外期間(惟董事可於有關期間內作出或授出或訂立或須於有關期間結束後行使上述權力之建議或購股權或協議);

(ii) 董事將予發行及配發(不論是根據購股權或其他方式而配發)之H股總數不得超逾140,000,000股新H股;

(iii) 董事會有權根據特定授權,按發行及配發新H股時之當行市價之溢價或折讓價,發行及配發新H股,惟倘新H股乃按折讓價發行及配發,則每股新H股之發行價不得超逾H股在緊隨簽訂有關配售協議前10個交易日在聯交所所報之平均收市價折讓15%之價格;

(iv) 董事會僅會根據中國公司法及香港聯合交易所有限公司創業板市場證券上市規則,以及僅會在取得中國證券監察委員會及/或其他有關中國政府機關發出之所有所需批文後,方會行使其在上述授權下之權力;

(v) 就本決議案而言：

「有關期間」乃指本決議案通過之日起至：

(i) 本公司下屆股東週年大會結束時；

(ii) 本決議案通過後之12個月期間屆滿之日；或

(iii) 本決議案授出之權力經由本公司發起人股股東在發起人股股東大會通過特別決議案予以撤銷或修訂之日，

止期間（以較早者為準）；

(b) 根據第(a)項決議案所載之特別授權發行H股所得之款項淨額僅會用於償還本公司已動用或將動用以融資本公司之全資附屬公司北大青鳥環宇（開曼）投資有限公司根據（其中包括）北大青鳥環宇（開曼）投資有限公司及中芯國際集成電路製造有限公司於二零零一年九月二十五日訂立之股份購買協議而須支付之代價之銀行貸款；

(c) 對本公司之公司組織章程細則作出必要之修訂，以增加本公司之註冊股本，以及反映本公司股本因額外發行最多達140,000,000股新H股所引致之變動；及

(d) H股及發起人股股東在二零零一年五月二十九日舉行之股東週年大會上授予董事之一般授權將於有關期間一直有效。

承董事會命
主席
許振東

香港，二零零一年十二月三十一日

香港營業地點
香港中環
雲咸街8號
亞洲太平洋中心7樓02室

附註：

1. 凡有權出席上述通告召開之發起人股股東大會並於會上投票之發起人股股東均有權以書面形式委任一名或多名代表，代其出席發起人股股東大會及於會上代其投票。受委代表毋須為本公司之發起人股股東。

2. 隨附發起人股股東大會適用之投票代表委任表格。投票代表委任表格連同經簽署之授權書或其他授權文件（如有）或經公證人簽署之授權書副本，必須於發起人股股東大會或其任何續會指定舉行時間24小時前送達本公司位於香港之H股股份過戶登記處香港證券登記有限公司（地址為香港德輔道中199號維德廣場2樓）方為有效。

3. 有意出席發起人股股東大會之發起人股股東必須填妥隨附之「**發起人股股東大會回條**」，並於二零零二年一月三十日或之前交回本公司位於香港之H股股份過戶登記處香港證券登記有限公司（地址為香港德輔道中199號維德廣場2樓）。回條可親身或透過郵遞或傳真((852)2579-0095)交回。

北京北大青鳥環宇科技股份有限公司
BEIJING BEIDA JADE BIRD UNIVERSAL SCI-TECH COMPANY LIMITED
(於中華人民共和國註冊成立之股份有限公司)

H股股東大會通告

茲通告北京北大青鳥環宇科技股份有限公司(「本公司」)謹訂於二零零二年二月二十日上午十一時正(或緊隨於同日同一地點舉行之發起人股及H股股東特別大會及發起人股股東大會結束或休會後)假座香港中環雲咸街8號亞洲太平洋中心7樓02室舉行H股股東大會(「H股股東大會」),以考慮並酌情通過(不論有否作出修訂)下列決議案為特別決議案:

特別決議案

「**動議**:

(a) 待召開股東特別大會之通告所載之普通決議案及特別決議案獲通過後,授予本公司董事(「董事」)無條件特別授權,以額外配發、發行及處理本公司股本中之H股,並就此作出或授出建議、協議及購股權,惟須受下列條件之限制:

(i) 上述特別授權不得引伸應用於有關期間以外期間(惟董事可於有關期間內作出或授出或訂立或須於有關期間結束後行使上述權力之建議或購股權或協議);

(ii) 董事將予發行及配發(不論是根據購股權或其他方式而配發)之H股總數不得超逾140,000,000股新H股;

(iii) 董事會有權根據特定授權,按發行及配發新H股時之當行市價之溢價或折讓價,發行及配發新H股,惟倘新H股乃按折讓價發行及配發,則每股新H股之發行價不得超逾H股在緊隨簽訂有關配售協議前10個交易日在聯交所所報之平均收市價折讓15%之價格;

(iv) 董事會僅會根據中國公司法及香港聯合交易所有限公司創業板市場證券上市規則,以及僅會在取得中國證券監察委員會及/或其他有關中國政府機關發出之所有所需批文後,方會行使其在上述授權下之權力;

(v) 就本決議案而言：

「有關期間」乃指本決議案通過之日起至：

(i) 本公司下屆股東週年大會結束時；

(ii) 本決議案通過後之12個月期間屆滿之日；或

(iii) 本決議案授出之權力經由本公司H股股東在H股股東大會通過特別決議案予以撤銷或修訂之日

止期間（以較早者為準）；

(b) 根據第(a)項決議案所載之特別授權發行H股所得之款項淨額僅會用於償還本公司已動用或將動用以融資本公司之全資附屬公司北大青鳥環宇（開曼）投資有限公司根據（其中包括）北大青鳥環宇（開曼）投資有限公司及中芯國際集成電路製造有限公司於二零零一年九月二十五日訂立之股份購買協議而須支付之代價之銀行貸款；

(c) 對本公司之公司組織章程細則作出必要之修訂，以增加本公司之註冊股本，以及反映本公司股本因額外發行最多達140,000,000股新H股所引致之變動；及

(d) H股及發起人股股東在二零零一年五月二十九日舉行之股東週年大會上授予董事之一般授權將於有關期間一直有效。

承董事會命
主席
許振東

香港，二零零一年十二月三十一日

香港營業地點
香港中環
雲咸街8號
亞洲太平洋中心7樓02室

附註：

1. 本公司將於二零零二年一月十九日至二零零二年二月二十日（首尾兩日包括在內）暫停辦理H股股東登記手續；於此期間亦不會辦理H股股份過戶登記手續。於二零零二年一月十八日下午四時正名列本公司H股股東名冊之H股股東均有權出席H股股東大會，並於會上投票。

2. 凡有權出席上述通告召開之H股股東大會並於會上投票之H股股東均有權以書面形式委任一名或多名代表，代其出席H股股東大會及於會上代其投票。受委代表毋須為本公司之H股股東。

3. 隨附H股股東大會適用之投票代表委任表格。投票代表委任表格連同經簽署之授權書或其他授權文件（如有）或經公證人簽署之授權書副本，必須於H股股東大會或其任何續會指定舉行時間24小時前送達本公司位於香港之H股股份過戶登記處香港證券登記有限公司（地址為香港德輔道中199號維德廣場2樓）方為有效。

4. 有意出席H股股東大會之H股股東必須填妥隨附之「**H股股東大會回條**」，並於二零零二年一月三十日或之前交回本公司位於香港之H股股份過戶登記處香港證券登記有限公司（地址為香港德輔道中199號維德廣場2樓）。回條可親身或透過郵遞或傳真((852)2579-0095)交回。

北京北大青鳥環宇科技股份有限公司
BEIJING BEIDA JADE BIRD UNIVERSAL SCI-TECH COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

FURTHER ANNOUNCEMENT TO THE MAJOR TRANSACTION RELATING TO THE PROPOSED INVESTMENT IN SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION AND DESPATCH OF CIRCULAR

Further to the First Announcement in relation to the proposed subscription of certain Preference Shares of SMIC International by JBU Cayman, the Board announced that JBU Cayman has executed the conditional Share Purchase Agreement and the Shareholders' Agreement in escrow, pending consent by SMIC International for the use by the Company of the accountants' report of SMIC International in the Circular. Upon the delivery of Share Purchase Agreement by JBU Cayman on the business day immediately prior to the issue date of the Circular, the Share Purchase Agreement will be deemed to have taken effect as of 25th September, 2001. The Share Purchase Agreement supersedes the Preliminary Subscription Agreement.

The principal terms of the Share Purchase Agreement are the same as those of the Preliminary Subscription Agreement (as announced in the First Announcement) except for the following:

(i) SMIC International may issue up to 1,000,000,000 Preference Shares pursuant to the Share Purchase Agreement instead of 900,009,000 Preference Shares as announced in the First Announcement. The number of Preference Shares which JBU Cayman has agreed to subscribe remains the same at 54,000,540 Preference Shares. In addition, JBU Cayman will also subscribe for 54,000,540 Series A-1 preference shares of SMIC International for an aggregate nominal consideration of US$540.

(ii) As one of the conditions to the First Closing, the total paid up share capital of SMIC International upon completion of the First Closing shall not be less than US$468.75 million and the total firm commitments from all the investors including JBU Cayman shall not be less than US$800 million, as opposed to the previously announced conditions of having a paid up capital of US$750 million upon completion of the First Closing of the Investors Subscription and a paid up capital of US$950 million upon completion of the Final Closing.

(iii) As conditions, among others, to the Final Closing, any investor including JBU Cayman not making its scheduled payment for the purchase of the Preference Shares will be subject to penalties, including the mandatory sale of Preference Shares previously subscribed by that investor at a 50% discount (and assuming timely payment by all the Investors, the amount of paid up capital at the Final Closing will not be less than US$800 million).

(iv) The deadline for the satisfaction of all the closing conditions to the First Closing shall be 30th June, 2002, instead of 15th December, 2001.

A circular containing, among other things, (1) details of the terms of the Company Subscription; and (2) a notice convening the Special General Meeting for considering and, if thought fit, approving the Company Subscription will be despatched to the Shareholders on 31st December, 2001.

Investors should be aware that completion of the Company Subscription is subject to the satisfaction of a number of conditions. In particular, the Company may not proceed with the Company Subscription if it is not satisfied that SMIC International will have total paid up share capital of at least US$468.75 million or the Investors and JBU Cayman having given firm commitments to make equity investments of at least US$800 million in SMIC International upon completion of the First Closing. There is no assurance that the aforesaid condition, or any other conditions, will be fulfilled. Investors should therefore exercise caution when dealing in the H Shares.

Unless otherwise stated herein, terms used in this announcement shall have the same meanings as those defined in the announcement of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") dated 6th September, 2001 (the "First Announcement").

Further to the First Announcement in relation to the proposed subscription of certain Preference Shares of SMIC International by JBU Cayman, the Board announced that JBU Cayman has executed a conditional share purchase agreement (the "Share Purchase Agreement") and a shareholders' agreement (the "Shareholders' Agreement"), together with other ancillary agreements, in escrow, pending consent by SMIC International for the use by the Company of the accountants' report of SMIC International in the Circular. Upon the delivery of the Share Purchase Agreement by JBU Cayman on the business day immediately prior to the issue date of the Circular, the Share Purchase Agreement will be deemed to have taken effect as of 25th September, 2001. The Share Purchase Agreement supersedes the conditional subscription agreement dated 30th August, 2001 (the "Preliminary Subscription Agreement") entered into between JBU Cayman and SMIC International.

The principal terms of the Share Purchase Agreement are the same as those of the Preliminary Subscription Agreement (as announced in the First Announcement) except for the following:

(i) Pursuant to the Share Purchase Agreement, SMIC International may issue up to 1,000,000,000 Preference Shares, an increase of 99,991,000 Preference Shares from the 900,009,000 Preference Shares that may be issued as stipulated in the Preliminary Subscription Agreement. The number of

Preference Shares which JBU Cayman has agreed to subscribe remains the same at 54,000,540 Preference Shares. As a result of the increase in the total number of Preference Shares, the holding of JBU Cayman in the total voting capital of SMIC International will decrease from 5.92% as previously announced to 5.29%. In addition, JBU Cayman will also subscribe for 54,000,540 Series A-1 preferences shares of SMIC International which are non-voting, non-convertible and non-transferable for an aggregate nominal consideration of US$540;

(ii) Pursuant to the Share Purchase Agreement, as conditions, among others, to the First Closing, the total paid up share capital of SMIC International upon completion of the First Closing shall not be less than US$468.75 million and the total firm commitments from the Investors and JBU Cayman shall not be less than US$800 million. These differ from the conditions stipulated in the Preliminary Subscription Agreement, which stated as conditions, a paid up capital of not less than US$750 million and US$950 million upon completion of the First Closing and the Final Closing of the Investors Subscription respectively;

(iii) Each of the Investors and JBU Cayman shall have an obligation to purchase the Preference Shares it committed to purchase at the Final Closing, the failure of which will subject such non-purchasing investor to penalties, including the mandatory sale of Preference Shares previously subscribed by such investor at a 50% discount and, assuming timely payment by all the Investors and JBU Cayman, the paid up capital at the Final Closing will not be less than US$800 million. Pursuant to the Share Purchase Agreement, the Investors and JBU Cayman have the right to subscribe for their pro rata share of the Preference Shares not subscribed by the non-purchasing investors. However, any Preference Shares not taken up by the Investors and JBU Cayman may be offered to other investors. The Preliminary Subscription Agreement provided that as conditions, among others, to the Final Closing, SMIC International shall have no less than US$950 million paid up share capital upon completion of the Final Closing and the Final Closing of the Investors Subscription shall have been completed; and

(iv) The deadline for the satisfaction of all the closing conditions to the First Closing shall be 30th June, 2002, instead of 15th December, 2001.

The above amendments to the terms and conditions for the Company Subscription is the result of commercial negotiations between JBU Cayman and SMIC International. The Directors consider that such amendments are fair and reasonable and in the interest of the shareholders of the Company as a whole.

The Shareholders' Agreement contains, among other things, provisions governing nomination of board directors, anti-dilution, restriction on transfer, drag-along rights and preferential treatment in favour of the Investors and JBU Cayman in the manufacture of integrated circuits by SMIC International. Details of the Shareholders' Agreement will be incorporated in the Circular.

Upon full conversion of the 1,000,000,000 Preference Shares that may be subscribed pursuant to the Subscriptions into Ordinary Shares (the "Conversion") and not taking into account any further Ordinary Shares or Preference Shares to be issued by SMIC International, JBU Cayman will hold approximately 5.29% of the total issued Ordinary Shares of SMIC International as enlarged by the Conversion. The increase in the total number of Preference Shares to be issued by SMIC International will result in a decrease of JBU Cayman's holding in the total voting capital of SMIC International from 5.92% as previously announced to 5.29%. As SMIC International is a start-up company, the Directors consider that additional capital will enhance SMIC International's working capital position and its potential for future growth.

A summary of the audited consolidated results of SMIC International for the period from 3rd April, 2000 (date of incorporation) to 31st December, 2000 and the 7-month period from 1st January, 2001 to 31st July, 2001 is presented below:

	From 3rd April, 2000 to 31st December, 2000 *US$'000*	**7 months ended 31st July, 2001** *US$'000*
Interest income	2,153	8,195
Other revenue	2	131
Administrative expenses	(929)	(5,929)
Profit from operations	1,226	2,397
Interest on bank borrowings wholly repayable within 5 years	–	(538)
Net profit for the period	1,226	1,859

The audited consolidated net tangible assets of SMIC International as at 31st July, 2001 was approximately US$3.7 million.

Based on the audited financial statements of the Company for the year ended 31st December, 2000, the net tangible assets of the Company as at 31st December, 2000 was approximately RMB371.3 million. Taking into account the unaudited profit attributable to the Shareholders for the 9-month period ended 30th September, 2001 of approximately RMB20.7 million, the unaudited adjusted net tangible assets of the Company as at 30th September, 2001 was approximately RMB392.0 million. The Directors are not aware of any material financial impact to the net tangible assets of the Company immediately following the completion of the Company Subscription.

The Company Subscription constitutes a major transaction of the Company under the GEM Listing Rules and is subject to approval by the Shareholders at the Special General Meeting.

A circular containing, among other things, (1) details of the terms of the Company Subscription; and (2) a notice convening the Special General Meeting for considering and, if thought fit, approving the Company Subscription will be despatched to the Shareholders on 31st December, 2001.

Investors should be aware that completion of the Company Subscription is subject to the satisfaction of a number of conditions. In particular, the Company may not proceed with the Company Subscription if it is not satisfied that SMIC International will have total paid up share capital of at least US$468.75 million or the Investors and JBU Cayman having given firm commitments to make equity investments of at least US$800 million in SMIC International upon completion of the First Closing. There is no assurance that the aforesaid condition, or any other conditions, will be fulfilled. Investors should therefore exercise caution when dealing in the H Shares.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 28th December, 2001

This announcement will remain on the "Latest Company Announcements" page of the GEM website for 7 days from the day of its posting.

This announcement is made at the request of The Stock Exchange of Hong Kong Limited. The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company (the "Directors") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

JBU
青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(the "Company")

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

02 DEC 19 AM 11:33

ANNOUNCEMENT

The Directors wish to clarify an article that appeared in a newspaper yesterday in relation to the Company's proposed investment in SMIC.

The Directors have noted that an article appeared in Hong Kong Economic Journal dated 13 December 2001 in relation to the payback period of the Company's proposed investment in Semiconductor Manufacturing International Corporation ("SMIC") would be 5 years or the yield would be 20% annually.

Reference is also made to the announcements made by the Company dated 6 September 2001, 26 September 2001, 11 October 2001 and 30 October 2001 in relation to the Company's proposed investment in SMIC. Terms used herein shall have the same meanings as those defined in the aforesaid announcements unless defined otherwise.

The Directors wish to clarify that the expected payback period of the investment in SMIC were made based on the feasibility study prepared by SMIC. The expected financial performance as quoted from the feasibility study prepared by SMIC was based on management estimates and had not been reviewed by financial advisor or auditor of the Company.

Investors are strongly advised to ignore such article when making any investment decision in relation to the securities of the Company and exercise caution when dealing in the securities of the Company.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 14 December 2001.

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least seven days from its date of publication.

This announcement is made at the request of The Stock Exchange of Hong Kong Limited. The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(the "Company")

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT

The directors of the Company ("the Directors") have noted the increases in trading volume of the shares of the Company on 5 and 6 December 2001 and wish to state that the Directors are not aware of any reason for such increases.

Except for the proposed investment in Semiconductor Manufacturing International Corporation as disclosed in the announcements dated 6 September 2001, 26 September 2001, 11 October 2001 and 30 October 2001, the Directors also confirm that there are no negotiations or agreements relating to intended transactions which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, neither is the Board of the Company aware of any matter discloseable under the general obligation imposed by rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board of the Company, the Directors of which collectively and individually accept responsibility for the accuracy of this announcement.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 6 December 2001.

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least seven days from its date of publication.

02 MAR -6 AM 8:12

Quarterly Results announcement form

Name of listed company :	Beijing Beida Jade Bird Universal Sci-Tech Company Limited
Stock code :	8095
Year end date :	31/12/2001

This result announcement form only contains extracted information from and should be read in conjunction with the detailed results announcement of the issuer, which can be viewed on the GEM website at http://www.hkgem.com

		(Unaudited)		(Unaudited)	
		Current Period (dd/mm/yy)		Last Corresponding Period (dd/mm/yy)	
		from 01/01/2001		from 01/01/2000	
		to 30/09/2001		to 30/09/2000	
		RMB'000		RMB'000	
Turnover	:	69,446		29,776	
Profit/(Loss) from Operations	:	16,129		13,817	
Finance cost	:	4,522		-2,534	
Share of Profit/(Loss) of Associates	:	N/A		N/A	
Share of Profit/(Loss) of Jointly Controlled Entites	:	N/A		N/A	
Profit/(Loss) after Taxation & MI	:	20,723		16,352	
% Change Over the Last Period	:	26.73	%		
EPS / (LPS) - Basic	:	RMB 2.15 cents		RMB 2.15 cents	
- Diluted	:	N/A		N/A	
Extraordinary (ETD) Gain/(Loss)	:	0		0	
Profit (Loss) after ETD Items	:	20,723		16,352	
3rd Q Dividend per Share	:	N/A		N/A	
(specify if with other options)	:	N/A		N/A	
B/C Dates for 3rd Q Dividend	:	N/A	to	N/A	bdi.
Payable Date	:	N/A			
B/C Dates for AGM/SGM	:	N/A	to	N/A	bdi.
Other Distribution for Current Period	:	N/A			
B/C Dates for Other Distribution	:	N/A	to	N/A	bdi.

* Please delete as appropriate

(bdi: both days inclusive)

Remarks :

For and on behalf of
Beijing Beida Jade Bird Universal Sci-Tech Company Limited
Signature :
Name : Calvinna Yang
Title : Company Secretary

Responsibility statement

The directors of the Company (the "Directors") as at the date hereof hereby collectively and individually accept full responsibility for the accuracy of the information contained in this results announcement form (the "Information") and confirm, having made all reasonable inquiries, that to the best of their knowledge and belief the Information are accurate and complete in all material respects and not misleading and that there are no other matters the omission of which would make the Information herein inaccurate or misleading.The Directors acknowledge that the Stock Exchange has no responsibility whatsoever with regard to the Information and undertake to indemnify the Exchange against all liability incurred and all losses suffered by the Exchange in connection with or relating to the Information.

1. Group reorganization and basis of presentation

The Company was incorporated as a Sino-foreign joint stock company with limited liability in Beijing, the People's Republic of China (the "PRC") on 29 March 2000. The Company's shares have been listed on the Growth Enterprise Market (the "GEM") of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") since 27 July 2000. On 17 April 2000, the Company has completed a reorganisation as set out in the Company's Prospectus dated 20 July 2000 (the "Reorganisation"). The Reorganisation involved entities under common control and the Company resulting from the Reorganisation is regarded as a continuing business. Accordingly, the Reorganisation has been accounted for on the basis of merger accounting, under which the financial statements have been prepared as if the Reorganisation had been completed as at 1 January 2000 and the business activities had been conducted by the Company since 1 January 2000, rather than from the date on which the Reorganisation was completed.

The principal accounting policies adopted in preparing the audited consolidated results conform to Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants and accounting principles generally accepted in Hong Kong.

2. Turnover

Turnover included sales of embedded system products and the provision of total solution services after deducting the applicable sales taxes as follows:

1/7/2001 / 1/7/2000 / 1/1/2001 / 1/1/2000
30/9/2001 / 30/9/2000 / 30/9/2001 / 30/9/2000
RMB'000 / RMB'000 / RMB'000 / RMB'000
Sales of embedded systems and related products
22,977 / 4,450 / 53,588 / 4,478
Total solution contracts
5,675 / 9,660 / 15,850 / 25,298
Total turnover
28,652 / 14,110 / 69,449 / 29,776

3. Taxation

(a)Enterprise income tax ("EIT")

The Company, being located in the Beijing New Technology Development Experimental Zone is subject to a reduced EIT rate of 15%. It is exempted from EIT for three years starting from Year 2000, its first operating year, followed by a 50% reduction of EIT from the fourth to the sixth year.

(b)Value-added tax ("VAT")

The Company is subject to VAT in the PRC levied at the rate of 17% on the amount of sales of its products as well as provision of processing, repairs and replacement services in the PRC. VAT paid on

the Company's purchases may be used to offset the VAT on the sales amount to arrive at the net VAT payable.

(c)Business tax ("BT")

The Company is subject to the PRC BT on the provision of maintenance, support and training services in the PRC. The BT rate is 5% on the related revenue.

4. Earnings per share

The calculation of earnings per share for three and nine months ended 30 September 2001 was based on the profit attributable to shareholders of approximately RMB 7,264,000 and RMB 20,723,000 respectively (2000 : RMB6,969,000 and RMB 16,352,000) and on the weighted average number of 964,000,000 shares (2000 : 884,434,780 shares and 761,927,010 shares adjusted for the effect of subdivision shares made by the Company in December 2000) in issue during the period, according to the basis of presentation described in Note 1.

No diluted earnings per share was presented as there were no dilutive potential ordinary shares outstanding.

Interim Dividend

The Directors do not recommend the payment of an interim dividend for the period. (2000 - Nil)

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

THIRD QUARTERLY RESULTS [illegible]

[illegible]

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

THIRD QUARTERLY REPORT FOR THE PERIOD ENDED 30 SEPTEMBER 2001

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM. The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

The Stock Exchange takes no responsibility for the contents of this report, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this report.

This report, for which the directors of the Company (the "Directors") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this report is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this report misleading; and (3) all opinions expressed in this report have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

THIRD QUARTERLY REPORT FOR THE PERIOD ENDED 30 SEPTEMBER 2001

HIGHLIGHTS

- Achieved a turnover of RMB69,446,000, representing an increase of 133% in turnover as compared to the corresponding period last year.
- Accomplished a net profit of RMB20,723,000, representing an increase of 27% in net profit as compared to the corresponding period last year.
- Earnings per share is RMB2.15 cents.
- The Company was awarded the "Commercial Cryptographic Products Sales Certificate" by China State Cryptography Control Authority Office.
- Jade Bird Gateway Firewall JB-FW1 (V2.2) was recognized as a national certified product by China National Information Security Testing Evaluation and Certification Center.
- Four of Hebei Beida Jade Bird Universal Fire Equipment Limited's fire control products passed the examinations by China Certification Committee for Fire Prevention Products Quality and were granted the ISO 9002 Certificate and the Fire Product Safety Certification.
- Proposed investment of USD60 million in SMIC International. In addition to expected return on investment, the Company believes that the investment in SMIC will improve the standard in ASIC design and also enhance the competitiveness of the Company's ASIC products will be enhanced.

THIRD QUARTERLY RESULTS

The board of Directors (the "Board") of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") and its subsidiary (the "Group") is pleased to announce the unaudited consolidated operating results of the Group for the three and nine months ended 30 September 2001 together with the unaudited comparative figures for the corresponding period in 2000 as follows :

	Note	**1/7/2001 to 30/9/2001** *RMB'000*	**1/7/2000 to 30/9/2000** *RMB'000*	**1/1/2001 to 30/9/2001** *RMB'000*	**1/1/2000 to 30/9/2000** *RMB'000*
Turnover	2	28,652	14,110	69,446	29,776
Operating expenses:					
Material and equipment		(10,978)	(3,128)	(29,547)	(4,688)
Employment costs		(3,951)	(2,567)	(12,233)	(4,750)
Depreciation of fixed assets		(1,124)	(728)	(3,154)	(1,700)
Other operating expenses		(3,219)	(3,224)	(8,383)	(4,820)
Profit from operations		9,380	4,463	16,129	13,818
Other (expenses) income, net		(2,188)	2,506	4,522	2,534
Profit before taxation		7,192	6,969	20,651	16,352
Taxation	3	–	–	–	–
Profit after taxation		7,192	6,969	20,651	16,352
Minority interest		72	–	72	–
Profit attributable to shareholders		7,264	6,969	20,723	16,352
Earnings per share – basic (RMB cents)	4	0.75	0.79	2.15	2.15

1. Group reorganization and basis of presentation

The Company was incorporated as a Sino-foreign joint stock company with limited liability qv Beijing, the People's Republic of China (the "PRC") on 29 March 2000. The Company's shares have been listed on the Growth Enterprise Market (the "GEM") of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") since 27 July, 2000.

On 17 April 2000, the Company has completed a reorganisation as set out in the Company's Prospectus dated 20 July 2000 (the "Reorganisation"). The Reorganisation involved entities under common control and the Company resulting from the Reorganisation is regarded as a continuing business. Accordingly, the Reorganisation has been accounted for on the basis of merger accounting, under which the financial statements have been prepared as if the Reorganisation had been completed as at 1 January 2000 and the business activities had been conducted by the Company since 1 January 2000, rather than from the date on which the Reorganisation was completed.

The principal accounting policies adopted in preparing the audited consolidated results conform to Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants and accounting principles generally accepted in Hong Kong.

2. **Turnover**

Turnover included sales of embedded system products and the provision of total solution services after deducting the applicable sales taxes as follows:

	1/7/2001 to 30/9/2001 *RMB'000*	**1/7/2000 to 30/9/2000** *RMB'000*	**1/1/2001 to 30/9/2001** *RMB'000*	**1/1/2000 to 30/9/2000** *RMB'000*
Sales of embedded systems and related products	22,977	4,450	53,588	4,478
Total solution contracts	5,675	9,660	15,858	25,298
Total turnover	28,652	14,110	69,446	29,776

3. **Taxation**

(a) *Enterprise income tax ("EIT")*

The Company, being located in the Beijing New Technology Development Experimental Zone is subject to a reduced EIT rate of 15%. It is exempted from EIT for three years starting from Year 2000, its first operating year, followed by a 50% reduction of EIT from the fourth to the sixth year.

(b) *Value-added tax ("VAT")*

The Company is subject to VAT in the PRC levied at the rate of 17% on the amount of sales of its products as well as provision of processing, repairs and replacement services in the PRC. VAT paid on the Company's purchases may be used to offset the VAT on the sales amount to arrive at the net VAT payable.

(c) *Business tax ("BT")*

The Company is subject to the PRC BT on the provision of maintenance, support and training services in the PRC. The BT rate is 5% on the related revenue.

4. **Earnings per share**

The calculation of earnings per share for three and nine months ended 30 September 2001 was based on the profit attributable to shareholders of approximately RMB7,264,000 and RMB20,723,000 respectively (2000: RMB6,969,000 and RMB16,352,000) and on the weighted average number of 964,000,000 shares (2000: 884,434,780 shares and 761,927,010 shares adjusted for the effect of the subdivision of shares made by the Company in December 2000) in issue during the period, according to the basis of presentation described in Note 1.

No diluted earnings per share was presented as there were no dilutive potential ordinary shares outstanding.

INTERIM DIVIDEND

The Directors do not recommend the payment of an interim dividend for the period. (2000 - Nil)

BUSINESS REVIEW

Introduction

For the nine months ended 30 September 2001, the Company has accomplished a revenue of RMB69,446,000 and a operating profit of RMB16,129,000. This represented a growth of 133% in revenue and a growth of 17% in operating profit as compared to the corresponding period of the previous financial year.

For the three months ended 30 September 2001, the Company has accomplished a revenue of RMB 28,652,000 and a operating profit of RMB9,380,000. This represented a growth of 103% in revenue and a growth of 110% in operating profit as compared to the third quarter of the previous financial year.

In the third quarter, sales of network security continued to be the major source of income of the Company. The sales revenue from network security products amounted to RMB17,472,000 which accounted for 61% of the total revenue. The sales revenue from the provision of wireless fire alarm system was also steadily increasing and contributed a service revenue of RMB2,825,000 in the third quarter.

1. Embedded System

Software

The Company has conducted testings on the experimental model of small-scaled reusable embedded system software library and has modified the developing platform. Research and development activities on this product are under progress.

Hardware – Embedded Microprocessor

The Company has completed the layout design of the 8-bit microprocessor and the verification of the FPGA function. The Company is in the process of developing the compiling system of the microprocessor.

Hardware – ASIC

The Company has completed the development on the cell/module libraries of ASIC such as full adder, comparator, embedded RAM/ROM, 480 MHz phase locked loop, 8 bit A/D converter and 8 bit embedded microprocessor.

2. Product Development

Security ICs

In cooperation with Jiangnan Computer Technology Institute and Shanghai Huahong Semiconductor Manufacture Company Limited, the Company has completed the circuit logic design of the 3rd generation security ICs and has conducted simulation and verification on its functions and timing sequence. The layout design is underway and is expected to complete in late November this year. The Company has also completed the technical preparation work for the research and development of chips on the smart card application systems. Market research on the product is being carried out.

Network Security Products

The Company has upgraded the JB-FW gateway firewall product to edition V2.2, which is characterized by modified functions and new functions such as flow control. The Company is now actively developing its edition V3.0 of the firewall product, which encompasses a new technological core.

The Company is in the process of improving edition V1.0 of the VPN encryption gateway and the functional testing is being carried out.

The SJY01-A encryption card has passed the security examination by the China State Cryptography Control Authority Office ("CSCCAO"). According to the performance index examination, the block encryption speed of the SJY01-A encryption card is taking a leading position in the Mainland China.

For SZD02 bank terminal certificate system, simulation environment test on the whole system has been completed. Relevant technological files are ready for appraisal. The Company also cooperated with other companies in the development of intelligent bank terminal certificate system. At the moment, the system is under the process of joint debugging. For the high-speed network encryptor, the Company has finished designing the cryptographic key management program as well as the flow chart of the compatible high-speed encryption card.

Smart Card Application System

The Company has conducted development in the second generation POS system of the financial smart card applications and the integrated services card system for community property management.

GPS Application System

For JB-350M GPS products, the Company has identified the customers' requirements and hence the development direction. Functions of the product have been defined and feasibility analysis conducted. The Company has concluded the development and testing on the proprietary GPS taxi dispatching system and proceeded to carry out marketing and promotion activities. Based on the existing GPS, GIS and GSM public network systems, the Company has conducted research and development on specific GPS products for long distance transportation and logistics industries. Specific technology development schemes have been tailor made for individual customers, with some already under development.

WFAS

The Company has commenced the formulation of technological standards of the next generation WFAS products. Apart from continuing to study on specific WFAS, the Company has also commenced research on the standards of wireless sensor of integrated WFAS products.

3. **Production**

Security ICs

The Company has produced 10,000 pieces of 2nd generation security ICs in the end of September and has launched the product for sale. The Company plans to complete the layout design of the 3rd generation security ICs by mid November and to commence trial production by the end of this year.

Network Security Products

The production and upgrading of the Company's JB-SG2 firewall products were normally carried out.

Smart Card Application System

The Company has produced the integrated services card system targeted for community property management and has proceeded with the Campus Smart Card Projects in Nanjing University of Chemical Technology and other educational institutions.

GPS Application System

The Company has conducted testing and procedures for function perfection on the 1st generation GPS Application System (JB-230M). At present, the Company is refining the technological design of the system and has trial produced a small batch of the products.

WFAS

The Company has commenced trial production of the 3rd generation WFAS products. Based on the existing WFAS technologies, the Company has launched full-scale development in the Zhongnanhai automatic fire alarm system project and has already completed the initial design scheme of the system.

4. Relevant Approvals and Permits

Security ICs

Currently, no approval or permit is required for the 3rd generation security ICs which are under research and development.

Network Security Products

On 9 August 2001, the Company was awarded the "Commercial Cryptographic Products Sales Certificate" by China State Cryptography Control Authority Office.

On 26 September 2001, Jade Bird Gateway Firewall JB-FW1 (V2.2) was recognized as a national certified product by China National Information Security Testing Evaluation and Certification Center.

SJY01-A Information Encryption Card has passed the system security review by China State Cryptography Control Authority Office.

Smart Card Application System

Currently, no approval or permit is required for the existing smart card application system projects designed by the Company. Relevant applications will be submitted according to business development requirements.

GPS Application System

The Company was awarded the "Shenzhen Security Technology Safeguard Certificate" by the Security Technology Safeguard Management Office of Shenzhen Public Security Bureau, and was thus qualified to engage in businesses relating to security technologies.

JB-DTI GPS Vehicle Set was awarded the "Security Technology Safeguard Product Manufacture Certificate" by the Public Security Department of Guangdong Province, and was granted the "Shenzhen Security Technology Safeguard Product Registration Certificate" by the Security Technology Safeguard Management Office of Shenzhen Public Security Bureau.

WFAS

The Company is under preparation to submit relevant documents on the technological details and corporate technology standards to Shenyang Fire Protection E-Product Intendance Proof-test Centre and Nation Fire Protection Quality Intendance Proof-test Centre for proof test and acceptance of the 3rd generation WFAS products.

5. **Marketing Activities**

The Company has been actively engaged in the establishment of national product sales agent network. With the efforts to develop cooperative relationships with renowned software developers and system integrators, the Company has established sales agents in Guangzhou, Shanghai, Shengyang, Hebei and Xi'an and has also concluded sales agent agreements with Ranitel Corporation Beijing, Beijing Rising Technology Company Limited and other companies. In the near future, the Company plans to establish the national sales agent network in Shanxi, Guizhou, Guangdong, Hubei and other provinces.

During the quarter under review, the Company has been in active participation in a number of large-scale exhibitions and conferences in order to promote the embedded system products and our research achievements, including "The Third China International Computer Information System Security Exhibition" held from 4 to 6 September, and "Year 2001 China International Financial (Bank) Technologies & Devices Exhibition" held from 16 to 19 September.

The Company has established close relationship with relevant government bodies such as the Hunan Security Bureau and the Information Center of Ningxia Autonomous Region Government.

During the quarter, the Company has intensified its marketing activities by placing advertisements on the Jade Bird Gateway Firewall (JB-FW1) in media including Computer World, China Computer, Financial Electronization, Information and Communication Security.

OUTLOOK

Benefited from its domestic stability, economic prosperity and the foreseeable opportunities ahead, China has become the investment and development focus in the Asia Pacific Region as well as the world. The application software and integrated circuit products that the Company currently develops will also become a key part for the growth of the information technology industry in China. Taking advantage of this favourable market potential, the management of the Company will strive to apply the research and development achievements into commercial products and application solutions and hence improve the profitability.

The intensified competition in the network security products market has set tremendous demands for products such as network defense training and application system, security assessment system, security test system, confidentiality examination system, security protection and monitor system. In the coming quarter, the Company will strengthen its relationship with relevant government bodies, enhance its product quality, and reinforce its research and development activities. The Company will also seek to expand its marketing channels in the hope of boosting product sales.

To meet with the needs of the competitive ASIC products market, the Company will concentrate on developing information security products and embedded systems. Based on the existing proprietary technology and experience, the Company has developed the 3rd generation security ICs succeeding its development and batch production of the 1st generation and the 2nd generation security ICs. The 3rd generation chip applies a proprietary 128-bit block encryption algorithm and embedded EEPROM module, and can be widely applied to commercial information security systems. Research on the 4th generation chip has already commenced. An SoC with embedded specific microprocessor and multiple encryption and decryption algorithms, the chip smartly integrates the information system and the embedded system. The Company is currently applying for certain IC company certificate, which will endow the Company with more favorable government policies.

On 6 September 2001, the Company announced the proposed investment of USD60 million in Semiconductor Manufacturing International Corporation ("SMIC International"). As mentioned in the announcement, integrated circuits are key components of the Company's products. Therefore, the development of the Company's products to a significant extent depends on the technology related to the design and development of integrated circuits. Also, one of the Group's principal business strategies is to focus on the research and development of advanced software and integrated circuits for the manufacture of high-end embedded system products. In this regard, the Directors are of the view that the proposed investment in SMIC International may enable the Company to achieve the stated strategy of improving technology in the design and development of integrated circuits. In particular, the Directors believe that the Company would benefit from co-operating with Semiconductor Manufacturing International Corporation (Shanghai) ("SMIC Shanghai"), a wholly owned subsidiary of SMIC International, in terms of obtaining first-hand information relating to the most advanced technology of the semiconductor industry from SMIC Shanghai, which may benefit the Company in developing advanced integrated circuits for its embedded systems products and in maintaining its leading position in the industry.

The Company is still in the process of reaching an agreement among SMIC International and other investors and to allow the inclusion of the accountants' report of SMIC International in the circular to be despatched to the shareholders of the Company for approving the proposed investment in SMIC International. The Directors expect that the circular will be despatched as soon as practicable but before end of March 2002.

During the Third China International Hi-tech Fair held in Shenzhen from 12 to 17 October 2001, the Company's GPS application technology attracted the attention of many industry partners. The Company has concluded a cooperation agreement with Shunde Wanhe Group for the establishment of vehicle monitor and dispatch systems in Guangdong, targeting to become one of the leaders in the GPS application system market in Guangdong in three years. In addition, the Company has entered into a sale agreement with Shenzhen Gaoxie Tonglian Technology Limited for the JB-230M GPS Satellite Monitor System. This system is built for the anti-theft and anti-robbery alarms of taxis, police cars, bank vans, ambulances and buses in Shenzhen, and can detect gas pollution in cities and hydrologic fluctuations.

In the coming quarter, the Company will continue to improve the existing products and endeavor to explore new market and application area. Our GPS products will be applied in the despatch, monitor and management of long distance vehicles and tourist buses in Chengdu and E'mei Mountain in Sichuan Province. The smart card system will be applied to the China Youth Smart Card project for membership fee management, library management and the consumption of China's Young Pioneers.

In October 2001, four products from Hebei Beida Jade Bird Universal Fire Alarm Device Co Ltd, namely JTY-GD-LN2100 Dot-type photoelectric smoke detector, JB-TB-JBF-11S Fire alarm control unit, JTW-ZD-LN 2110 Dot-type fixed temperature detector and JB-QB/LN 1010 Fire alarm control unit passed the

examinations by the China Certification Committee for Fire Prevention Products Quality and were granted the Fire Product Safety Certification. The Company also plans to introduce the existing WFAS products to Beijing based on our reliable product quality and the experience from the Hainan WFAS project. These products will be mainly installed in hotels, restaurants and office buildings.

In respect of internal management, the Company will continue to adopt an efficient and low cost operation mode. Relying on the talents, the management endeavors to enhance the comprehensive strength of the Company.

DIRECTORS' AND SUPERVISORS' INTERESTS IN SHARES

As at 30 September 2001, except for those shares held through Heng Huat Investments Limited ("Heng Huat") as set out below, none of the Directors and the supervisors of the Company (the "Supervisors") or their associates had any personal, family, corporate or other interests in the shares of the Company or associated corporations, if any, pursuant to section 29 of the SDI Ordinance.

Heng Huat

Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue, all executive Directors of the Company, are trustees holding 60, 20 and 20 shares out of 100 shares in the issued share capital of Heng Huat. Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue are also directors of Heng Huat.

By a Declaration of Trust made as a deed on 19 July 2000, Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue declared that they held the shares of Heng Huat as trustees for the benefits of 477 employees of the Jade Bird Group and the Company. Heng Huat and Gamerian Limited are the two shareholders beneficially entitled to approximately 93.37% and approximately 6.63% respectively in the issued share capital of Dynamic Win Assets Limited ("Dynamic Win").

The beneficial interests of the Directors and Supervisors in the share capital of the Company are deemed as follows:

Director/Supervisor	Type of interests	Number of shares	Percentage of deemed beneficial interest in the Company's share capital
Mr. Xu Zhen Dong	Other	76,874,140	7.97%
Mr. Zhang Wan Zhang	Other	21,732,240	2.25%
Ms. Liu Yue	Other	21,732,240	2.25%
Mr. Xu Zhi Xiang	Other	8,086,500	0.84%
Mr. Chen Zhong	Other	8,086,500	0.84%
Prof. Yang Fu Qing	Other	12,129,750	1.26%
Prof. Wang Yang Yuan	Other	12,129,750	1.26%
Mr. Zhang Yong Li*	Other	4,043,250	0.42%
Mr. Li Chun*	Other	336,680	0.03%
Mr. Fan Yi Min*	Other	151,600	0.02%

* *Supervisors*

DIRECTORS' AND SUPERVISORS' RIGHTS TO ACQUIRE H SHARES

Save as disclosed above, during the nine months ended 30 September 2001, none of the Directors or Supervisors was granted options to subscribe for H shares of the Company. As at 30 September 2001, none of the Directors or the Supervisors had any rights to acquire H shares in the Company.

SUBSTANTIAL SHAREHOLDERS

As at 30 September 2001, the only persons directly or indirectly entitled to exercise or control the exercise of 10% or more of the voting power at general meetings of the Company, or otherwise interested in 10% or more of the issued share capital of the Company were as follows:

Shareholder	Number of Promoters' Shares	Approximate effective interests in the Company
Peking University *(Note 1)*	221,345,350	22.96%
Beijing Beida Jade Bird Software System Company ("Jade Bird Software") *(Note 2)*	136,345,350	14.14%
Dynamic Win *(Note 3)*	220,000,000	22.82%
Heng Huat *(Note 3)*	205,414,000	21.31%

Notes:

(1) Peking University, through Jade Bird Software, Jade Bird, Yu Huan and Beijing Tianqiao, has effective interests in the Company comprising:

(a) 85,000,000 shares (representing approximately 8.82% of the Company's issued share capital) held by Yu Huan, which is beneficially wholly-owned by Peking University;

(b) 110,000,000 shares (representing approximately 11.41% of the Company's issued share capital) held by Jade Bird Software, which is beneficially wholly-owned by Peking University;

(c) 18,400,000 shares (representing approximately 1.91% of the Company's issued share capital) held through Jade Bird, which is approximately 46% owned by Peking University;

(d) 7,945,350 shares (representing approximately 0.82% of the Company's issued share capital) held through Beijing Tianqiao, which is approximately 10.60% owned by Peking University.

(2) The interests of Jade Bird Software comprises :

(a) 110,000,000 shares (representing approximately 11.41% of the Company's issued share capital) held by Jade Bird Software;

(b) 18,400,000 shares (representing approximately 1.91% of the Company's issued share capital) held through Jade Bird, which is approximately 46% owned by Jade Bird Software;

(c) 7,945,350 shares (representing approximately 0.82% of the Company's issued share capital) held through Beijing Tianqiao, which is approximately 10.60% owned by Jade Bird Software.

(3) Dynamic Win is a limited liability company incorporated in Hong Kong under the Companies Ordinance, the shareholding of which is held as to approximately 6.63% by Gamerian Limited and approximately 93.37% by Heng Huat. Gamerian Limited is a wholly owned subsidiary of New World CyberBase Limited, which is a company whose shares are listed on the Main Board of the Stock Exchange. Heng Huat is a company incorporated in the British Virgin Islands, the entire issued share capital of which is held by three of the executive directors of the Company as trustees for the benefits of the qualified employees of the Jade Bird Group and the Company.

SPONSOR'S INTEREST

As at 30 September 2001, New World CyberBase Limited, an associate of the Company's sponsor, Tai Fook Capital Limited ("Tai Fook"), held 70,000,000 Promoters' Shares of the Company. In addition, New World CyberBase Limited through its another wholly-owned subsidiary, Gamerian Limited, held a 6.63% shareholding in Heng Huat which in turn held 220,000,000 Promoters' Shares of the Company.

Save as disclosed above, Tai Fook (including its directors and employees) and its associates, do not have any interest in the Company as at 30 September 2001.

Pursuant to the Sponsor's agreement dated 19 July 2000 between the Company and Tai Fook, Tai Fook received a fee for acting as the Company's retained sponsor for the period from 27 July 2000 to 31 December 2002.

COMPETING INTERESTS

None of the Directors, the management shareholders of the Company and their respective associate (as defined in the GEM Listing Rules) had an interest in a business which competes or may compete with the businesses of the Company.

AUDIT COMMITTEE

The Company established an audit committee on 5 July 2000 with terms of reference in compliance with Rules 5.23, 5.24 and 5.25 of the GEM Listing Rules. The primary duties of the Audit Committee are to review the financial reporting process and internal control system of the Company. The Audit Committee has two members namely, the two independent non-executive Directors, Ms. Liu Yong Ping and Prof. Nan Xiang Hao.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S H SHARES

For the period ended 30 September 2001, the Company did not purchase, sell or redeem any of the Company's H shares.

By order of the Board
Xu Zhen Dong
Chairman

13 November 2001, Beijing, the PRC

青鸟环宇

JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

第三季度業績報告

JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(於中華人民共和國註冊成立之股份有限公司)

第三季度報告
截至二零零一年九月三十日止期間

香港聯合交易所有限公司(「聯交所」)創業板(「創業板」)之特色

創業板乃為帶有高投資風險之公司提供一個上市之市場。尤其在創業板上市之公司毋須有過往溢利記錄，亦毋須預測未來溢利。此外，在創業板上市之公司可因其新興性質及該等公司經營業務之行業或國家而帶有風險。有意投資之人士應瞭解投資於該等公司之潛在風險，並應經過審慎周詳之考慮後方作出投資決定。創業板之較高風險及其它特色表示創業板較適合專業及其它資深投資者。

由於創業板上市之公司屬新興性質(乃屬發展階段)，在創業板買賣之證券可能會較在聯交所主板買賣之證券承受較大之市場波動風險(在創業板所買賣證券之市場波動幅度或會較聯交所主板市場之證券為大)，同時無法保證在創業板買賣之證券會有高流通量之市場。創業板發佈資料之主要方法為在聯交所為創業板而設之互聯網網頁上刊登。上市公司毋須在憲報指定報章刊登付款公佈披露資料。因此，有意投資之人士應注意，彼等須閱覽創業板網頁，方可取得創業板上市發行人之最新資料。

聯交所對本報告之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本報告全部或任何部份內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。

本報告包括之資料乃遵照香港聯合交易所有限公司《創業板證券上市規則》之規定而提供有關北京北大青鳥環宇科技股份有限公司(「本公司」)之資料。本公司各董事願就本報告共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知及所信：(i)本報告所載之資料在各重大方面均屬準確完整，且無誤導成份；(ii)本報告並無遺漏其他事實致使本報告所載任何內容產生誤導；及(iii)本報告所表達之一切意見乃經審慎周詳考慮後始作發表，並以公平合理之基準及假設為依據。

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
Beijing Beida Jade Bird Universal Sci-Tech Company Limited

（於中華人民共和國註冊成立之股份有限公司）

第三季度報告
截至二零零一年九月三十日止期間

概要

- 實現營業額人民幣69,446,000元，較去年同期約增長133%。
- 創造純利人民幣20,723,000元，較去年同期約增長27%。
- 每股盈利為人民幣2.15分。
- 經國家密碼管理委員會辦公室批准，本公司獲得「商用密碼產品銷售許可證」的資格。
- 青鳥網關防火牆產品JB-FW1（V2.2）經中國國家信息安全測評認證中心測評後，獲得國家信息安全產品認證證書。
- 河北北大青鳥環宇消防設備有限公司的四項產品，通過了中國消防產品質量認證委員會的檢驗，取得ISO9002質量認證，准許使用消防產品安全認證標誌。
- 建議投資60,000,000美元於中芯國際。除投資本身可帶來可觀回報外，亦可提昇ASIC設計的水平，加強ASIC產品的競爭力。

第三季度業績

北京北大青鳥環宇科技股份有限公司(「本公司」)及其附屬公司(「本集團」)的董事會(「董事會」)謹此提交本集團截至二零零一年九月三十日止三個月及九個月之未經審核綜合經營業績,連同二零零零年同期之未經審核比較數字載列如下:

	附註	1/7/2001至 30/9/2001 人民幣千元	1/7/2000至 30/9/2000 人民幣千元	1/1/2001至 30/9/2001 人民幣千元	1/1/2000至 30/9/2000 人民幣千元
收入	2	28,652	14,110	69,446	29,776
經營費用:					
材料及設備		(10,978)	(3,128)	(29,547)	(4,688)
聘用成本		(3,951)	(2,567)	(12,233)	(4,750)
固定資產折舊		(1,124)	(728)	(3,154)	(1,700)
其他經營費用		(3,219)	(3,224)	(8,383)	(4,820)
經營盈利		9,380	4,463	16,129	13,818
其他(支出)收入,淨額		(2,188)	2,506	4,522	2,534
税前盈利		7,192	6,969	20,651	16,352
税項	3	–	–	–	–
税後盈利		7,192	6,969	20,651	16,352
少數股東權益		72	–	72	–
股東應佔盈利		7,264	6,969	20,723	16,352
每股盈利,基本(人民幣分)	4	0.75	0.79	2.15	2.15

1. 集團重組及呈報標準

本公司於二零零零年三月二十九日在中華人民共和國依據《中華人民共和國公司法》成立為有限責任之外商投資股份有限公司。本公司於二零零零年七月二十七日在香港聯合交易所(「聯交所」)創業板上市。

二零零零年四月十七日,本公司完成了於二零零零年七月二十日發佈之招股章程所述的一項重組(「重組」)。重組涉及續營受共同控制的企業的業務。該等重組以合併會計法被視作同一利益合併處理,並假設該重組已於二零零零年一月一日完成,且由本公司從二零零零年一月一日起持續開展該等業務。

本公司經審核綜合業績中之主要會計準則乃遵照香港會計師公會頒佈的香港會計準則及香港一般公認之會計準則制訂。

2. 收入

收入包括銷售嵌入式系統產品及提供全面解決方案服務相應稅後收入如下：

	1/7/2001至 30/9/2001 *人民幣千元*	1/7/2000至 30/9/2000 *人民幣千元*	1/1/2001至 30/9/2001 *人民幣千元*	1/1/2000至 30/9/2000 *人民幣千元*
銷售嵌入式系統產品	22,977	4,450	53,588	4,478
提供全面解決方案服務	5,675	9,660	15,858	25,298
總收入	28,652	14,110	69,446	29,776

3. 稅項

(a) *企業所得稅*

本公司位於北京市新技術產業開發試驗區，享有15％之優惠企業所得稅稅率。本公司自二零零零年起（即首個營運年度）三年免繳企業所得稅，其後第四至第六年則享有50％減免。

(b) *增值稅*

本公司的增值稅為於中華人民共和國銷售或提供加工、維修及置換服務所收取費用之17％。本公司支付之增值稅可用以抵銷按銷售額所產出之增值稅以確定應付增值稅淨額。

(c) *營業稅*

本公司須就其於中華人民共和國提供保養、支援及培訓等服務收益計提營業稅。營業稅率為總收益5％。

4. 每股盈利

本公司截至二零零一年九月三十日止三個月及九個月的每股基本盈利乃分別根據可分配之股東應佔盈利人民幣7,264,000及人民幣20,723,000元（二零零零年：人民幣6,969,000 元及人民幣16,352,000元），及按附註1所述之呈報基準，所計算的加權平均數964,000,000股（二零零零年：已調整因就本公司於二零零零年十二月進行之股本拆細的影響所計算的加權平均數884,434,780股 及761,927,010股）之已發行股本計算。

由於並無潛在可攤薄之已發行普通股，因此並無列示每股攤薄盈利。

中期股息

董事會不建議派發中期股息（二零零零年：無）。

業務回顧

概述

截至二零零一年九月三十日止九個月之收入為人民幣69,446,000元及經營盈利人民幣16,129,000元，與去年同期比較，收入總額上升133%，經營盈利增長17%。

截至二零零一年九月三十日止三個月之收入為人民幣28,652,000元及經營盈利人民幣9,380,000元，與去年第三季比較，收入總額上升103%，經營盈利增長110%。

在第三季度，網關產品的銷售仍為本公司的主要收入來源。網關產品的銷售收入為人民幣17,472,000元，佔總收入的61%。提供無線消防系統的銷售收入亦穩定地增長，在第三季度帶來服務收入共人民幣2,825,000元。

一、 嵌入式系統部分

軟件

本公司已對小規模可再用嵌入式軟件資料庫之試驗模型進行測試，並調整其開發平台，該項研發工作仍在進行中。

硬件－嵌入式微處理器

本公司已完成8位微型處理器版圖設計和FPGA的功能驗證；現正開發嵌入式微處理器的編譯系統。

硬件－專用芯片

本公司已完成專用芯片之全加器、比較器、嵌入式RAM/ROM 、480兆鎖相環、8位A/D轉換器及8位嵌入式微處理器等單元／模組資料庫的開發。

二、 產品發展

安全芯片

本公司與江南計算技術研究所、上海華虹集成電路有限公司等合作，已完成第三代安全芯片電路的邏輯設計，並就其功能及時序進行模擬驗證，現正進行版圖設計，預計於本年十一月底完成。此外，本公司已完成聰明卡的研發的技術準備工作，現正就有關產品進行市場調研工作。

網絡安全系統

本公司已完成防火牆產品版本升級，新推出的V2.2版本，除修改了部分原有功能外，同時增加了流量控制功能，本公司現正積極研發新內核的V3.0版本防火牆新產品。

本公司正在進一步完善VPN加密網關產品V1.0版本，並且進行用戶測試。

SJY01-A密碼卡已通過國密辦安全審查，並完成了性能指標測試，分組加密速度現時在國內居領先地位。

至於SZD02銀行終端認證系統方面，整套系統已完成環境例行試驗，並已準備了各種技術文檔等待鑒定。此外，本公司與其他公司聯合開發的銀行智能終端認證系統，目前處於調試階段。高速網絡加密機的密鑰管理流程已設計完畢，與之相配套的高速加密卡之原理圖設計亦已完成。

聰明卡應用系統

本公司針對金融智能卡的應用進行了金融IC卡第二代POS機的開發，同時還進行了家居物業管理一卡通的系統開發。

GPS應用系統

本公司針對JB-350M用戶群需求研究產品的開發方向，進行了功能定義和產品研發的可行性分析。本公司自行研製的GPS應用產品計程車調度系統已開發完成並調試成功，現正進行市場推廣活動。本公司利用現有GPS、GIS和GSM公網系統，開發長途客貨運輸及物流配送等專用GPS產品。該產品將針對不同用戶確立不同技術開發方案，並已部分進入實施。

無線火災警報系統

本公司正在制訂下一代無線火災警報系統的產品技術標準，除繼續研究專用無線火災警報系統，同時開始研究集成無線火災警報系統中無線探測器的各項標準。

三、 生產

安全芯片

第二代安全IC於九月底已生產10,000片，並已開始銷售。本公司計劃於十一月底完成第三代安全IC的版圖設計，年底前開始試產。

網絡安全系統

本公司的網關防火牆及JB-SG2安全網關產品之生產及提昇正常進行。

聰明卡應用系統

本公司針對物業管理需求，進行了物業管理一卡通的產品生產，對於南京化工大學等校園卡項目進行應用系統的生產。

GPS應用系統

本公司對第一代GPS應用系統（JB-230M）產品進行了各項調試和系統功能的完善。目前進入了產品工藝設計階段，並已生產出少批量試製品。

無線火災警報系統

本公司已開始就第三代無線火災警報系統產品進行試產。結合在消防安全火災警報系統的優勢，本公司已全面開展中南海自動火災警報系統項目，目前已初步完成系統產品設計方案。

四、 有關批文及許可證

安全芯片

對於第三代安全芯片，目前所涉及的產品開發無需送呈報批。

網絡安全系統

二零零一年八月九日經國家密碼管理委員會辦公室批准，本公司獲得「商用密碼產品銷售許可證」的資格。

二零零一年九月二十六日青鳥網關防火牆產品JB-FW1（V2.2）經中國國家信息安全測評認證中心測評後，獲得國家信息安全產品認證證書。

SJY01-A數據密碼卡通過國家密碼管理委員會辦公室的系統安全性審查。

聰明卡應用系統

就目前本公司所設計的聰明卡應用工程暫不需要批文和許可證，未來將按業務發展需要而進行申請。

GPS應用系統

本公司獲得深圳市公安局安全技術防範管理辦公室頒發的深圳市安全技術防範許可證，從而有權開展涉及安全技術的經營活動。

JB－DTI型GPS車載台獲得廣東省公安廳頒發的安全技術防範產品生產登記批准書，獲得深圳市公安局安全技術防範管理辦公室頒發的深圳市安全技術防範產品備案登記證書。

無線火災警報系統

公司正整理有關第三代無線火災警報系統的技術文檔資料和企業技術標準，準備向瀋陽消防電子產品監督檢測中心及國家消防電子產品質量監督檢驗中心報送取得批文。

五、 市場推廣

本公司積極建立全國產品銷售代理網絡，重點拓展軟件發展商、系統集成商等銷售代理夥伴，目前已在廣州、上海、瀋陽、河北、西安等地的分公司建立代理機構，及與北京軟易通科技開發有限公司、北京瑞星科技股份有限公司等知名公司簽訂了代理協議，並將於短期內與陝西、貴州、廣東、深圳、湖北等地的公司合作，以在全國建立產品銷售代理網絡。

在回顧季度內，本公司積極參與具有較大規模和影響力的展覽及交易會，其中包括九月四日至六日的「第三屆中國國際電腦資訊系統安全展覽會」和九月十六日至十九日的「二零零一年中國國際金融（銀行）技術暨設備展覽會」。

本公司十分重視與有關政府機構溝通，與湖南省保密局、寧夏自治區政府資訊中心等政府機構建立協作關係。

本季度內，公司進一步加強市場推廣活動，在《電腦世界》、《中國電腦報》、《金融電子化》、《信息安全與通信保密》等媒體上刊登了青鳥網關防火牆JB－FW1產品廣告，進行組合市場宣傳。

未來展望

受惠於中國繁榮穩定的政治經濟局面和未來的種種機遇，中國已成為亞太地區和全世界的投資和發展重點，而本公司所涉及的電腦應用軟件和集成電路產品也將是中國信息技術產業發展的重要部分。本公司管理層將積極地把研發成果轉化成產品和應用技術，以期創造更大的利潤。

隨著國內網絡安全產品市場競爭日趨激烈，對網絡攻防訓練和應用、安全風險評估安全檢查、涉密檢查、安全防護和監控等方面的需求更加明確。在下一季度，本公司將加強與相關國家部門的合作，提高現有產品質量，加強網絡攻防應用系統、安全評估系統、安全技術服務及安全防護產品等項目的開發，同時積極拓展市場渠道，以保持更高的銷售增長。

為了適應ASIC設計產業激烈競爭的局面，本公司將繼續以信息安全產品和嵌入式系統作為主要的產品方向，利用已有的技術優勢和已積累的經驗，開發更加先進的ASIC產品。在第一、第二代信息安全芯片成功開發並批量生產的基礎上，本公司又開發了第三代芯片。該芯片將實現一種國內自行研製的128位分組密碼演算法。它包含了嵌入式EEPROM模塊，可廣泛應用於商用領域的信息安全系統中。第四代產品的研究工作已開始，這種產品把信息安全和嵌入式系統兩個方向結合起來，它將是帶有嵌入式專用微處理器的SoC，可以實現多種加解密演算法。本公司正在進行集成電路企業認證，一旦認證即可享受國家的相關優惠政策。

二零零一年九月六日，本公司公佈了投資60,000,000美元於中芯國際集成電路有限公司（「中芯國際」）的計劃。如公佈所述，集成電路為本公司產品之主要配件。因此，本公司產品之開發很大程度上取決於設計及開發集成電路之相關技術。此外，本集團其中一項主要業務策略為專注於研究及開發先進的軟件及集成電路，以生產高性能的嵌入式系統產品。因此，董事認為投資於中芯國際之建議有助本公司達致其所訂下之策略，改善在設計及開發集成電路方面之技術。特別是，董事相信，本公司將可從其與中芯國際之全資附屬公司－中芯國際集成電路（上海）有限公司（「中芯國際（上海）公司」）之合作中獲益，可從中芯國際（上海）公司取得有關半導體業最先進製造技術之第一手資料，有助本公司開發適用於其嵌入式系統產品之先進集成電路及維持其於業內之領導地位。

本公司目前仍就包含中芯國際之會計師報告於準備寄發予股東以批准投資於中芯國際之建議的通函內，與中芯國際及其他投資者進行商討，務求達成協議。本公司董事預期通函將盡快或於二零零二年三月中旬前寄發予股東。

在二零零一年十月十二日至十七日在深圳舉行的「第三屆國際高新技術成果交易會」上，本公司GPS應用技術吸引了眾多合作夥伴。目前，本公司已與順德萬和集團簽訂了合作協定，雙方將在廣東省建立車輛監控和調度系統，可望在三年內成為廣東GPS市場中的領導者之一。此外，本公司亦與深圳高協通聯科技有限公司訂立了JB-230MGPS衛星監控系統的銷售合同。該系統將應用於深圳市計程車、警車、運鈔車、消防救護和公交車等的防盜報警防搶劫等方面，並可檢測城市大氣污染和江河水文動態。

在下一季度，本公司將繼續完善現有各項產品，努力拓展新的市場和產品應用領域。本公司的GPS產品將應用於成都和四川峨嵋山地區的長途車、旅遊車的調度、監控和管理。聰明卡應用系統將推出全國青年IC卡項目，應用於全國共青團員的團費管理、圖書借閱及消費等功能方面。

二零零一年十月，河北北大青鳥環宇消防設備有限公司的四項產品，即JTY-GD-LN2100型點型光電感煙火災探測器、JB-TB-JBF-11S型火災警報控制器（聯動型）、JTW-ZD-LN2110型點型定溫火災探測器和JB-QB/LN1010型火災警報控制器，均通過了中國消防產品質量認證委員會的檢驗，榮獲ISO9002質量認證，獲准

許使用消防產品安全認證標誌。而本公司亦希望憑藉優質的產品質量和在海南無線火災警報專案中積累的經驗，在北京等地推廣無線火災警報系統，在各大賓館、飯店和寫字樓安裝本公司的警報系統。

在公司管理方面，本公司將不斷採用高效低成本的運營模式，務求以人為本，壯大研發和銷售隊伍，使公司的綜合實力進一步提高。

董事及監事之股票權益

依據香港證券（披露權益）條例第29條，於二零零一年九月三十日，除透過Heng Huat Investments Limited（「Heng Huat」）以信託形式所持有本公司股份外，任何董事及監事或其關連人士未有本公司股份之個人、家族、公司或其他權益。

Heng Huat

許振東先生、張萬中副教授及劉越副教授（全均為執行董事）乃分別持有 Heng Huat 已發行股本100股股份中60股、20股及20股之受託人。許振東先生、張萬中副教授及劉越副教授亦為Heng Huat之董事。

根據於二零零零年七月十九日作出作為契據之信託聲明，許振東先生、張萬中副教授及劉越副教授聲明彼等作為受託人持有Heng Huat之股份，受益人為青鳥集團及本公司之477位僱員。Heng Huat及Gamerian Limited乃致勝資產有限公司（「致勝資產」）之兩位股東，分別實益擁有致勝資產已發行股本約93.37%及約6.63%。

董事及監事被視作於本公司股本中擁有的實際權益如下：

董事／監事	權益類別	股份數目	被視作於本公司股本中擁有的實際權益的百份比
許振東	其他	76,874,140	7.97%
張萬中	其他	21,732,240	2.25%
劉越	其他	21,732,240	2.25%
徐祇祥	其他	8,086,500	0.84%
陳鐘	其他	8,086,500	0.84%
楊芙清	其他	12,129,750	1.26%
王陽元	其他	12,129,750	1.26%
張永利*	其他	4,043,250	0.42%
李春*	其他	336,680	0.03%
範熠旻*	其他	151,600	0.02%

* *監事*

董事及監事獲取股票之權利

除上述所披露，截至二零零一年九月三十日，本公司的董事或監事未有獲得本公司H股股票的購股權。於二零零一年九月三十日，任何董事或監事均未有獲得本公司H股股票之權利。

主要股東

於二零零一年九月三十日，唯一直接或間接有權行使或控制行使本公司股東大會投票權10%或以上，或擁有本公司已發行股本10%或以上權益之人士如下：

股東	發起人股份數目	於本公司之概約實際權益
北京大學*(附註1)*	221,345,350	22.96%
北京市北大青鳥軟件系統公司（「青鳥軟件」）*(附註2)*	136,345,350	14.14%
致勝資產*(附註3)*	220,000,000	22.82%
Heng Huat *(附註3)*	205,414,000	21.31%

附註：

(1) 北京大學透過青鳥軟件、青鳥、宇環、北京天橋於本公司擁有實際權益，包括：

(a) 由宇環持有之85,000,000股股份（佔本公司已發行股本約8.82%），而宇環由北京大學實益全資擁有；

(b) 青鳥軟件持有之110,000,000股股份（佔本公司已發行股本約11.41%），而青鳥軟件由北京大學實益全資擁有；

(c) 透過青鳥持有之18,400,000股股份（佔本公司已發行股本約1.91%），而青鳥乃由北京大學持有46%權益；

(d) 透過北京天橋持有之7,945,350股股份（佔本公司已發行股本約0.82%），而北京天橋乃由北京大學持有10.60%。

(2) 青鳥軟件之權益包括：

(a) 青鳥軟件持有之110,000,000股股份（佔本公司已發行股本約11.41%）；

(b) 透過青鳥持有之18,400,000股股份（佔本公司已發行股本約1.91%），而青鳥乃由北京大學持有46%權益；

(c) 透過北京天橋持有之7,945,350股股份（佔本公司已發行股本約0.82%），而北京天橋乃由北京大學擁有約10.60%。

(3) 致勝資產乃根據公司條例於香港註冊成立之有限公司，分別由Gamerian Limited 及Heng Huat持有其約6.63%及約93.37%股權。Gamerian Limited乃新世界數碼基地有限公司之全資附屬公司，而新世界數碼基地有限公司之股份在聯交所主板上市。Heng Huat乃于英屬處女群島註冊成立之公司，由本公司三位執行董事作為受託人持有其全部已發行股本，受益人為青鳥集團及本公司之合資格僱員。

保薦人權益

於二零零一年九月三十日，本公司保薦人大福融資有限公司（「大福」）的聯營公司 - 新世界數碼有限公司持有本公司發起人股70,000,000。此外，新世界數碼有限公司透過其另一全資附屬公司 - Gamerian Limited，持有6.63%擁有本公司發起人股220,000,000的另一公司 - Heng Huat。

除上述披露於二零零一年九月三十日，大福（包括其董事及職員）或相關人員均未擁有本公司股票權益。

依據二零零零年七月十九日本公司與大福融資有限公司所訂立之保薦人協定，大福融資有限公司已收取就二零零零年七月二十七日至二零零二年十二月三十一日期間出任本公司保薦人的有關費用。

競爭權益

概無本公司董事或管理層股東（定義見創業板上市規則）於與本公司業務出現競爭或可能競爭中擁有權益。

審核委員會

本公司在二零零零年七月五日設立一個審核委員會，並按照創業板上市規則第5.23、5.24和5.25條制定其職權範圍。審核委員會之主要職責為審閱本公司財務申報程式及內部監控制度。審核委員會僅有二位成員，即為兩位獨立非執行董事劉永平女士及南相浩教授。

本公司H股股票之購買、銷售和贖回

截至二零零一年九月三十日，本公司未有購買、銷售和贖回任何本公司上市之H股股票。

承董事會命
許振東
主席

中國，北京，二零零一年十一月十三日

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

THIRD QUARTERLY RESULTS ANNOUNCEMENT
For the period ended 30 September 2001

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM. The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

The Stock Exchange takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company (the "Directors") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

THIRD QUARTERLY RESULTS ANNOUNCEMENT
For the period ended 30 September 2001

Highlights

- **Achieved a turnover of RMB69,446,000, representing an increase of 133% in turnover as compared to the corresponding period last year**
- **Accomplished a net profit of RMB20,723,000, representing an increase of 27% in net profit as compared to the corresponding period last year**
- **Earnings per share is RMB2.15 cents**
- **The Company was awarded the "Commercial Cryptographic Products Sales Certificate" by China State Cryptography Control Authority Office.**
- **Jade Bird Gateway Firewall JB-FW1 (V2.2) was recognized as a national certified product by China National Information Security Testing Evaluation and Certification Center.**
- **Four of Hebei Beida Jade Bird Universal Fire Equipment Limited's fire control products passed the examinations by China Certification Committee for Fire Prevention Products Quality, and were granted the ISO 9002 Certificate and the Fire Product Safety Certification.**
- **Proposed investment of USD60 million in SMIC International. In addition to expected return on investment, the Company believes that the investment in SMIC will improve the standard in ASIC design and also enhance the competitiveness of the Company's ASIC products will be enhanced.**

THIRD QUARTERLY RESULTS

The board of Directors (the "Board") of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") and its subsidiary (the "Group") is pleased to announce the unaudited consolidated operating results of the Group for the three and nine months ended 30 September 2001 together with the unaudited comparative figures for the corresponding period in 2000 as follows :-

	Note	1/7/2001 to 30/9/2001	1/7/2000 to 30/9/2000	1/1/2001 to 30/9/2001	1/1/2000 to 30/9/2000
		RMB'000	RMB'000	RMB'000	RMB'000
Turnover	2	28,652	14,110	69,446	29,776
Operating expenses:					
Material and equipment		(10,978)	(3,128)	(29,547)	(4,688)
Employment costs		(3,951)	(2,567)	(12,233)	(4,750)
Depreciation of fixed assets		(1,124)	(728)	(3,154)	(1,700)
Other operating expenses		(3,219)	(3,224)	(8,383)	(4,820)
Profit from operations		9,380	4,463	16,129	13,818
Other (expenses) income, net		(2,188)	2,506	4,522	2,534
Profit before taxation		7,192	6,969	20,651	16,352
Taxation	3	-	-	-	-
Profit after taxation		7,192	6,969	20,651	16,352
Minority interest		72	-	72	-
Profit attributable to shareholders		7,264	6,969	20,723	16,352
Earnings per share - basic (RMB cents)	4	0.75	0.79	2.15	2.15

1. Group reorganization and basis of presentation

The Company was incorporated as a Sino-foreign joint stock company with limited liability in Beijing, the People's Republic of China (the "PRC") on 29 March 2000. The Company's shares have been listed on the Growth Enterprise Market (the "GEM") of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") since 27 July, 2000.

On 17 April 2000, the Company has completed a reorganisation as set out in the Company's Prospectus dated 20 July 2000 (the "Reorganisation"). The Reorganisation involved entities under common control and the Company resulting from the Reorganisation is regarded as a continuing business. Accordingly, the Reorganisation has been accounted for on the basis of merger accounting, under which the financial statements have been prepared as if the Reorganisation had been completed as at 1 January 2000 and the business activities had been conducted by the Company since 1 January 2000, rather than from the date on which the Reorganisation was completed.

The principal accounting policies adopted in preparing the audited consolidated results conform to Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants and accounting principles generally accepted in Hong Kong.

2. Turnover

Turnover included sales of embedded system products and the provision of total solution services after deducting the applicable sales taxes as follows:

	1/7/2001 to 30/9/2001	1/7/2000 to 30/9/2000	1/1/2001 to 30/9/2001	1/1/2000 to 30/9/2000
	RMB'000	RMB'000	RMB'000	RMB'000
Sales of embedded systems and related products	22,977	4,450	53,588	4,478
Total solution contracts	5,675	9,660	15,858	25,298
Total turnover	28,652	14,110	69,446	29,776

3. Taxation

(a) Enterprise income tax ("EIT")

The Company, being located in the Beijing New Technology Development Experimental Zone is subject to a reduced EIT rate of 15%. It is exempted from EIT for three years starting from Year 2000, its first operating year, followed by a 50% reduction of EIT from the fourth to the sixth year.

(b) Value-added tax ("VAT")

The Company is subject to VAT in the PRC levied at the rate of 17% on the amount of sales of its products as well as provision of processing, repairs and replacement services in the PRC. VAT paid on the Company's purchases may be used to offset the VAT on the sales amount to arrive at the net VAT payable.

) Business tax ("BT")

The Company is subject to the PRC BT on the provision of maintenance, support and training services in the PRC. The BT rate is 5% on the related revenue.

4. Earnings per share

The calculation of earnings per share for three and nine months ended 30 September 2001 was based on the profit attributable to shareholders of approximately RMB7,264,000 and RMB20,723,000 respectively (2000: RMB6,969,000 and RMB16,352,000) and on the weighted average number of 964,000,000 shares (2000: 884,434,780 shares and 761,927,010 shares adjusted for the effect of the subdivision of shares made by the Company in December 2000) in issue during the period, according to the basis of presentation described in Note 1.

No diluted earnings per share was presented as there were no dilutive potential ordinary shares outstanding.

INTERIM DIVIDEND

The Directors do not recommend the payment of an interim dividend for the period. (2000 - Nil)

BUSINESS REVIEW

Introduction

For the nine months ended 30 September 2001, the Company has accomplished a revenue of RMB69,446,000 and a operating profit of RMB16,129,000. This represented a growth of 133% in revenue and a growth of 17% in operating profit as compared to the corresponding period of the previous financial year.

For the three months ended 30 September 2001, the Company has accomplished a revenue of RMB 28,652,000 and a operating profit of RMB9,380,000. This represented a growth of 103% in revenue and a growth of 110% in operating profit as compared to the third quarter of the previous financial year.

In the third quarter, sales of network security continued to be the major source of income of the Company. The sales revenue from network security products amounted to RMB17,472,000 which accounted for 61% of the total revenue. The sales revenue from the provision of wireless fire alarm system was also steadily increasing and contributed a service revenue of RMB2,825,000 in the third quarter.

1. Embedded System

Software

The Company has conducted testings on the experimental model of small-scaled reusable embedded system software library and has modified the developing platform. Research and development activities on this product are under progress..

Hardware - Embedded Microprocessor

The Company has completed the layout design of the 8-bit microprocessor and the verification of the FPGA function. The Company is in the process of developing the compiling system of the microprocessor.

Hardware - ASIC

The Company has completed the development on the cell/module libraries of ASIC such as full adder, comparator, embedded RAM/ROM, 480 MHz phase locked loop, 8 bit A/D converter and 8 bit embedded microprocessor.

2. Product Development

Security ICs

In cooperation with Jiangnan Computer Technology Institute and Shanghai Huahong Semiconductor Manufacture Company Limited, the Company has completed the circuit logic design of the 3rd generation security ICs and has conducted simulation and verification on its functions and timing sequence. The layout design is underway and is expected to complete in late November this year. The Company has also completed the technical preparation work for the research and development of chips on the smart card application systems. Market research on the product is being carried out.

Network Security Products

The Company has upgraded the JB-FW gateway firewall product to edition V2.2, which is characterized by modified functions and new functions such as flow control. The Company is now actively developing its edition V3.0 of the firewall product, which encompasses a new technological core.

The Company is in the process of improving edition V1.0 of the VPN encryption gateway and the functional testing is being carried out.

The SJY01-A encryption card has passed the security examination by the China State Cryptography Control Authority Office ("CSCCAO"). According to the performance index examination, the block encryption speed of the SJY01-A encryption card is taking a leading position in the Mainland China.

For SZD02 bank terminal certificate system, simulation environment test on the whole system has been completed. Relevant technological files are ready for appraisal. The Company also cooperated with other companies in the development of intelligent bank terminal certificate system. At the moment, the system is under the process of joint debugging. For the high-speed network encryptor, the Company has finished designing the cryptographic key management program as well as the flow chart of the compatible high-speed encryption card.

Smart Card Application System

The Company has conducted development in the second generation POS system of the financial smart card applications and the integrated services card system for community property management.

GPS Application System

For JB-350M GPS products, the Company has identified the customers' requirements and hence the development direction. Functions of the product have been defined and feasibility analysis conducted. The Company has concluded the development and testing on the proprietary GPS taxi dispatching system and proceeded to carry out marketing and promotion activities. Based on the existing GPS, GIS and GSM public network systems, the Company has conducted research and development on specific GPS products for long distance transportation and logistics industries. Specific technology development schemes have been tailor made for individual customers, with some already under development.

WFAS

The Company has commenced the formulation of technological standards of the next generation WFAS products. Apart from continuing to study on specific WFAS, the Company has also commenced research on the standards of wireless sensor of integrated WFAS products.

3. Production

Security ICs

The Company has produced 10,000 pieces of 2nd generation security ICs in the end of September and has launched the product for sale. The Company plans to complete the layout design of the 3rd generation security ICs by mid November and to commence trial production by the end of this year.

Network Security Products

The production and upgrading of the Company's JB-SG2 firewall products were normally carried out.

Smart Card Application System

The Company has produced the integrated services card system targeted for community property management and has proceeded with the Campus Smart Card Projects in Nanjing University of Chemical Technology and other educational institutions.

GPS Application System

The Company has conducted testing and procedures for function perfection on the 1st generation GPS Application System (JB-230M). At present, the Company is refining the technological design of the system and has trial produced a small batch of the products.

WFAS

The Company has commenced trial production of the 3rd generation WFAS products. Based on the existing WFAS technologies, the Company has launched full-scale development in the Zhongnanhai automatic fire alarm system project and has already completed the initial design scheme of the system.

4. Relevant Approvals and Permits

Security ICs

Currently, no approval or permit is required for the 3rd generation security ICs which are under research and development.

Network Security Products

On 9 August 2001, the Company was awarded the "Commercial Cryptographic Products Sales Certificate" by China State Cryptography Control Authority Office.

On 26 September 2001, Jade Bird Gateway Firewall JB-FW1 (V2.2) was recognized as a national certified product by China National Information Security Testing Evaluation and Certification Center.

SJY01-A Information Encryption Card has passed the system security review by China State Cryptography Control Authority Office.

Smart Card Application System

Currently, no approval or permit is required for the existing smart card application system projects designed by the Company. Relevant applications will be submitted according to business development requirements.

GPS Application System

The Company was awarded the "Shenzhen Security Technology Safeguard Certificate" by the Security Technology Safeguard Management Office of Shenzhen Public Security Bureau, and was thus qualified to engage in businesses relating to security technologies.

JB-DTI GPS Vehicle Set was awarded the "Security Technology Safeguard Product Manufacture Certificate" by the Public Security Department of Guangdong Province, and was granted the "Shenzhen Security Technology Safeguard Product Registration Certificate" by the Security Technology Safeguard Management Office of Shenzhen Public Security Bureau.

WFAS

The Company is under preparation to submit relevant documents on the technological details and corporate technology standards to Shenyang Fire Protection E-Product Intendance Proof-test Centre and Nation Fire Protection Quality Intendance Proof-test Centre for proof test and acceptance of the 3rd generation WFAS products.

5. Marketing Activities

The Company has been actively engaged in the establishment of national product sales agent network. With the efforts to develop cooperative relationships with renowned software developers and system integrators, the Company has established sales agents in Guangzhou, Shanghai, Shengyang, Hebei and Xi'an and has also concluded sales agent agreements with Ranitel Corporation Beijing, Beijing Rising Technology Company Limited and other companies. In the near future, the Company plans to establish the national sales agent network in Shanxi, Guizhou, Guangdong, Hubei and other provinces.

During the quarter under review, the Company has been in active participation in a number of large-scale exhibitions and conferences in order to promote the embedded system products and our research achievements, including "The Third China International Computer Information System Security Exhibition" held from 4 to 6 September, and "Year 2001 China International Financial (Bank) Technologies & Devices Exhibition" held from 16 to 19 September.

The Company has established close relationship with relevant government bodies such as the Hunan Security Bureau and the Information Center of Ningxia Autonomous Region Government.

During the quarter, the Company has intensified its marketing activities by placing advertisements on the Jade Bird Gateway Firewall (JB-FW1) in media including Computer World, China Computer, Financial Electronization, Information and Communication Security.

OUTLOOK

Benefited from its domestic stability, economic prosperity and the foreseeable opportunities ahead, China has become the investment and development focus in the Asia Pacific Region as well as the world. The application software and integrated circuit products that the Company currently develops will also become a key part for the growth of the information technology industry in China. Taking advantage of this favourable market potential, the management of the Company will strive to apply the research and development achievements into commercial products and application solutions and hence improve the profitability.

The intensified competition in the network security products market has set tremendous demands for products such as network defense training and application system, security assessment system, security test system, confidentiality examination system, security protection and monitor system. In the coming quarter, the Company will strengthen its relationship with relevant government bodies, enhance its product quality, and reinforce its research and development activities. The Company will also seek to expand its marketing channels in the hope of boosting product sales.

To meet with the needs of the competitive ASIC products market, the Company will concentrate on developing information security products and embedded systems. Based on the existing proprietary technology and experience, the Company has developed the 3rd generation security ICs succeeding its development and batch production of the 1st generation and the 2nd generation security ICs. The 3rd generation chip applies a proprietary 128-bit block encryption algorithm and embedded EEPROM module, and can be widely applied to commercial information security systems. Research on the 4th generation chip has already commenced. An SoC with embedded specific microprocessor and multiple encryption and decryption algorithms, the chip smartly integrates the information system and the embedded system. The Company is currently applying for certain IC company certificate, which will endow the Company with more favorable government policies.

On 6 September 2001, the Company announced the proposed investment of USD60 million in Semiconductor Manufacturing International Corporation ("SMIC International"). As mentioned in the announcement, integrated circuits are key components of the Company's products. Therefore, the development of the Company's products to a significant extent depends on the technology related to the design and development of integrated circuits. Also, one of the Group's principal business strategies is to focus on the research and development of advanced software and integrated circuits for the manufacture of high-end embedded system products. In this regard, the Directors are of the view that the proposed investment in SMIC International may enable the Company to achieve the stated strategy of improving technology in the design and development of integrated circuits. In particular, the Directors believe that the Company would benefit from co-operating with Semiconductor Manufacturing International Corporation (Shanghai) ("SMIC Shanghai"), a wholly owned subsidiary of SMIC International, in terms of obtaining first-hand information relating to the most advanced technology of the semiconductor industry from SMIC Shanghai, which may benefit the Company in developing advanced integrated circuits for its embedded systems products and in maintaining its leading position in the industry.

The Company is still in the process of reaching an agreement among SMIC International and other investors and to allow the inclusion of the accountants' report of SMIC International in the circular to be despatched to the shareholders of the Company for approving the proposed investment in SMIC International. The Directors expect that the circular will be despatched as soon as practicable but before end of March 2002.

During the Third China International Hi-tech Fair held in Shenzhen from 12 to 17 October 2001, the Company's GPS application technology attracted the attention of many industry partners. The Company has concluded a cooperation agreement with Shunde Wanhe Group for the establishment of vehicle monitor and dispatch systems in Guangdong, targeting to become one of the leaders in the GPS application system market in Guangdong in three years. In addition, the Company has entered into a sale agreement with Shenzhen Gaoxie Tonglian Technology Limited for the JB-230M GPS Satellite Monitor System. This system is built for the anti-theft and anti-robbery alarms of taxis, police cars, bank vans, ambulances and buses in Shenzhen, and can detect gas pollution in cities and hydrologic fluctuations.

In the coming quarter, the Company will continue to improve the existing products and endeavor to explore new market and application area. Our GPS products will be applied in the despatch, monitor and management of long distance vehicles and tourist buses in Chengdu and E'mei Mountain in Sichuan Province. The smart card system will be applied to the China Youth Smart Card project for membership fee management, library management and the consumption of China's Young Pioneers.

In October 2001, four products from Hebei Beida Jade Bird Universal Fire Alarm Device Co Ltd, namely JTY-GD-LN2100 Dot-type photoelectric smoke detector, JB-TB-JBF-11S Fire alarm control unit, JTW-ZD-LN 2110 Dot-type fixed temperature detector and JB-QB/LN 1010 Fire alarm control unit passed the examinations by the China Certification Committee for Fire Prevention Products Quality and were granted the Fire Product Safety Certification. The Company also plans to introduce the existing WFAS products to Beijing based on our reliable product quality and the experience from the Hainan WFAS project. These products will be mainly installed in hotels, restaurants and office buildings.

In respect of internal management, the Company will continue to adopt an efficient and low cost operation mode. Relying on the talents, the management endeavors to enhance the comprehensive strength of the Company.

DIRECTORS' AND SUPERVISORS' INTERESTS IN SHARES

As at 30 September 2001, except for those shares held through Heng Huat Investments Limited ("Heng Huat") as set out below, none of the Directors and the supervisors of the Company (the "Supervisors") or their associates had any personal, family, corporate or other interests in the shares of the Company or associated corporations, if any, pursuant to section 29 of the SDI Ordinance.

Heng Huat

Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue, all executive Directors of the Company, are trustees holding 60, 20 and 20 shares out of 100 shares in the issued share capital of Heng Huat. Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue are also directors of Heng Huat.

By a Declaration of Trust made as a deed on 19 July 2000, Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue declared that they held the shares of Heng Huat as trustees for the benefits of 477 employees of the Jade Bird Group and the Company. Heng Huat and Gamerian Limited are the two shareholders beneficially entitled to approximately 93.37% and approximately 6.63% respectively in the issued share capital of Dynamic Win Assets Limited ("Dynamic Win").

The beneficial interests of the Directors and Supervisors in the share capital of the Company are deemed as follows:

Director/Supervisor	Type of interests	Number of shares	Percentage of deemed beneficial interest in the Company's share capital
Mr. Xu Zhen Dong	Other	76,874,140	7.97%
Mr. Zhang Wan Zhang	Other	21,732,240	2.25%
Ms. Liu Yue	Other	21,732,240	2.25%
Mr. Xu Zhi Xiang	Other	8,086,500	0.84%
Mr. Chen Zhong	Other	8,086,500	0.84%
Prof. Yang Fu Qing	Other	12,129,750	1.26%
Prof. Wang Yang Yuan	Other	12,129,750	1.26%
Mr. Zhang Yong Li*	Other	4,043,250	0.42%
Mr. Li Chun*	Other	336,680	0.03%
Mr. Fan Yi Min*	Other	151,600	0.02%

* *Supervisors*

DIRECTORS' AND SUPERVISORS' RIGHTS TO ACQUIRE H SHARES

Save as disclosed above, during the nine months ended 30 September 2001, none of the Directors or Supervisors was granted options to subscribe for H shares of the Company. As at 30 September 2001, none of the Directors or the Supervisors had any rights to acquire H shares in the Company.

SUBSTANTIAL SHAREHOLDERS

As at 30 September 2001, the only persons directly or indirectly entitled to exercise or control the exercise of 10% or more of the voting power at general meetings of the Company, or otherwise interested in 10% or more of the issued share capital of the Company were as follows:

Shareholder	Number of Promoters' Shares	Approximate effective interests in the Company
Peking University (Note 1)	221,345,350	22.96%
Beijing Beida Jade Bird Software System Company ("Jade Bird Software") (Note 2)	136,345,350	14.14%
Dynamic Win (Note 3)	220,000,000	22.82%
Heng Huat (Note 3)	205,414,000	21.31%

Notes :

(1) Peking University, through Jade Bird Software, Jade Bird, Yu Huan and Beijing Tianqiao, has effective interests in the Company comprising :

(a) 85,000,000 shares (representing approximately 8.82% of the Company's issued share capital) held by Yu Huan, which is beneficially wholly-owned by Peking University;

(b) 110,000,000 shares (representing approximately 11.41% of the Company's issued share capital) held by Jade Bird Software, which is beneficially wholly-owned by Peking University;

(c) 18,400,000 shares (representing approximately 1.91% of the Company's issued share capital) held through Jade Bird, which is approximately 46% owned by Peking University;

(d) 7,945,350 shares (representing approximately 0.82% of the Company's issued share capital) held through Beijing Tianqiao, which is approximately 10.60% owned by Peking University.

(2) The interests of Jade Bird Software comprises :

(a) 110,000,000 shares (representing approximately 11.41% of the Company's issued share capital) held by Jade Bird Software;

(b) 18,400,000 shares (representing approximately 1.91% of the Company's issued share capital) held through Jade Bird, which is approximately 46% owned by Jade Bird Software;

(c) 7,945,350 shares (representing approximately 0.82% of the Company's issued share capital) held through Beijing Tianqiao, which is approximately 10.60% owned by Jade Bird Software.

(3) Dynamic Win is a limited liability company incorporated in Hong Kong under the Companies Ordinance, the shareholding of which is held as to approximately 6.63% by Gamerian Limited and approximately 93.37% by Heng Huat. Gamerian Limited is a wholly owned subsidiary of New World CyberBase Limited, which is a company whose shares are listed on the Main Board of the Stock Exchange. Heng Huat is a company incorporated in the British Virgin Islands, the entire issued share capital of which is held by three of the executive directors of the Company as trustees for the benefits of the qualified employees of the Jade Bird Group and the Company.

SPONSOR'S INTEREST

As at 30 September 2001, New World CyberBase Limited, an associate of the Company's sponsor, Tai Fook Capital Limited ("Tai Fook"), held 70,000,000 Promoters' Shares of the Company. In addition, New World CyberBase Limited through its another wholly-owned subsidiary, Gamerian Limited, held a 6.63% shareholding in Heng Huat which in turn held 220,000,000 Promoters' Shares of the Company.

Save as disclosed above, Tai Fook (including its directors and employees) and its associates, do not have any interest in the Company as at 30 September 2001

Pursuant to the Sponsor's agreement dated 19 July 2000 between the Company and Tai Fook, Tai Fook received a fee for acting as the Company's retained sponsor for the period from 27 July 2000 to 31 December 2002.

COMPETING INTERESTS

None of the Directors, the management shareholders of the Company and their respective associate (as defined in the GEM Listing Rules) had an interest in a business which competes or may compete with the businesses of the Company.

AUDIT COMMITTEE

The Company established an audit committee on 5 July 2000 with terms of reference in compliance with Rules 5.23, 5.24 and 5.25 of the GEM Listing Rules. The primary duties of the Audit Committee are to review the financial reporting process and internal control system of the Company. The Audit Committee has two members namely, the two independent non-executive Directors, Ms. Liu Yong Ping and Prof. Nan Xiang Hao.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S H SHARES

For the period ended 30 September 2001, the Company did not purchase, sell or redeem any of the Company's H shares.

By order of the Board
Xu Zhen Dong
Chairman

13 November 2001, Beijing, the PRC

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least seven days from its date of publication.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(the "Company")

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT

The board of directors (the "Board") of the Company hereby announces that a meeting of the Board will be held at Room 117/119, Zhongcheng Building, Haidian Road, Beijing, PRC on Tuesday, 13 November 2001 at 3:30 p.m. for the following purposes:-

1. To consider and approve the unaudited consolidated third quarter results of the Company and its subsidiary for the nine months ended 30 September 2001 and approve the draft announcement of the results to be published on the GEM website;

2. To consider the payment of an interim dividend, if any;

3. To consider the closure of the Register of Members, if necessary; and

4. To transact any other business.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 1 November 2001.

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least seven days from its date of publication.

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

FURTHER DELAY IN DESPATCH OF CIRCULAR IN RESPECT OF THE MAJOR TRANSACTION RELATING TO THE PROPOSED INVESTMENT IN SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

The Company is in the process of negotiating the terms of the Agreements with SMIC International. As additional time is required to finalize the terms of the Agreements, the despatch of the Circular will be further delayed. Further announcement regarding the despatch of the Circular will be made by the Company once the Issue (to be explained below) can be resolved and it is expected to be no later than 31 March 2002.

Reference is made to the announcement made by Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") dated 6 September 2001 in relation to the proposed investment in SMIC International (the "First Announcement") and the announcement of the Company dated 26 September 2001 and dated 11 October 2001 in relation to the delay in despatch of the Circular. Terms used herein shall have the same meanings as those defined in the aforesaid announcements unless defined otherwise.

As explained in the First Announcement, JBU Cayman and the Investor are required to execute the Agreements with SMIC International in order to proceed with their investment in SMIC International. The major terms of the Agreements are all agreed amongst JBU Cayman, the Investors and SMIC International (collectively the "Parties") except for the issue relating to the financial information of SMIC International to be incorporated in the Circular.

Further to the First Announcement, a circular which sets out detailed information in respect of the Company Subscription and will be despatched to the Shareholders (the "Circular") has been prepared pursuant to the GEM Listing Rules. In this connection, an accountants' report of SMIC International, which covers the requisite financial period of SMIC International ended on 31 March 2001 (the "Accountants' Report"), is intended to be included in the Circular. However, the Investors and the management of SMIC International consider that the financial information to be disclosed under the Accountants' Report may contain sensitive information that should not be made public prior to the issue of the audited annual accounts of SMIC International for the period ending 31 December 2001 (the "Accounts") and as such, they are reluctant to allow the inclusion of the Accountants' Report in the Circular (the "Issue").

The Company is still in the process of reaching an agreement among the Investors and SMIC International to allow the inclusion of the Accountants' Report in the Circular. However, the Directors do not know when the Parties will reach an agreement nor when the Agreements will be executed. The Directors indicate that if the Issue is not eventually resolved, the Company will await for the issue of the Accounts by SMIC International and will then include the same in the Circular. The Directors expect the Accounts will be available in mid March 2002. Based on the above the deadline for the despatch of the Circular will be further delayed. An application for waiver from strict compliance with the GEM Listing Rules in relation to the time frame for the despatch of the Circular has been made to the Stock Exchange by the Company.

The Directors anticipate that the timing for despatch of the Circular will be as soon as practicable after the resolution of the Issue or the issue of the Accounts. Further announcement will be made once the exact timing for despatch of the Circular can be finalised, which is expected to be no later than the end of March 2002. The SGM will be held as soon as practicable after 45 days from the final date of despatch of the Circular. The Directors consider that the Company Subscription and the completion thereof will not be adversely affected by the Issue. In addition, further announcement(s) will be made (i) should the Parties agree on all the terms and the Agreements are executed by JBU Cayman and such announcement will state the principal terms of the Agreements, if different from those stipulated in the First Announcement; and (ii) should there be any major development in relation to the Company Subscription.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 30 October 2001.

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least 7 days from its date publication.

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

FURTHER DELAY IN DESPATCH OF CIRCULAR IN RESPECT OF THE MAJOR TRANSACTION RELATING TO THE PROPOSED INVESTMENT IN SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

Due to the fact that more time is required to finalise the terms of the Agreements and the accountants' report of SMIC International, despatch of the Circular to the shareholders of the Company in respect of the proposed investment in SMIC International will be further delayed to on or before Wednesday, 31st October, 2001.

Reference is made to the announcement made by Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") dated 6th September, 2001 (the "First Announcement") in relation to the proposed investment in SMIC International and the announcement of the Company dated 26th September, 2001 (the "Second Announcement") in relation to the delay in despatching the Circular. Terms used herein shall have the same meanings as those defined in the First and Second Announcement unless defined otherwise.

Pursuant to Rule 19.38 of the GEM Listing Rules, the Circular is required to be despatched to the shareholders of the Company within 21 days after the publication of the First Announcement, being no later than 27th September, 2001. As mentioned in the Second Announcement, the Company has applied to the Stock Exchange for an extension of time for the despatch of the Circular and the date for the despatch of the Circular was extended to on or before 12th October, 2001.

As explained in the First Announcement, in connection with the Company Subscription, the Company will enter into, amongst other things, the Share Purchase Agreement and the Shareholders' Agreement (collectively the "Agreements") with SMIC International, major terms of which have been disclosed in the First Announcement. As more time is required to finalise the terms of the Agreements and the accountants' report of SMIC International, there will be a further delay in the despatch of the Circular. Application has been made to the Stock Exchange for a further extension of time for the despatch of the Circular to on or before Wednesday, 31st October, 2001.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 11th October, 2001.

This announcement will appear on the GEM website at the "Latest Company Announcements" page for 7 days from the day of its posting.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
BEIJING BEIDA JADE BIRD UNIVERSAL SCI-TECH COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

POSTPONEMENT IN DESPATCH OF CIRCULAR IN RESPECT OF THE MAJOR TRANSACTION RELATING TO THE PROPOSED INVESTMENT IN SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

Despatch of the Circular to the shareholders of the Company in respect of the Major Transaction will be postponed due to the additional time required to finalise the financial information on SMIC International for inclusion in the Circular. The Company has made an application to the Stock Exchange for a waiver from the strict compliance with Rule 19.38 of the GEM Listing Rules so as to postpone the despatch date of the Circular on or before Friday, 12th October, 2001.

Reference is made to the announcement made by Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") dated 6th September, 2001 (the "Announcement") in relation to a major transaction (the "Major Transaction") relating to the proposed investment in Semiconductor Manufacturing International Corporation ("SMIC International").

Pursuant to Rule 19.38 of the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") (the "GEM Listing Rules"), a circular (the "Circular") setting out the details specified by the GEM Listing Rules is required to be despatched to the shareholders of the Company within 21 days after the publication of the Announcement, being no later than 27th September, 2001. As more time is required to finalise the financial information on SMIC International for inclusion in the Circular, it is anticipated that the Company will not be able to despatch the Circular to the shareholders of the Company on or before 27th September, 2001.

An application has been made by the Company for a waiver from strict compliance with Rule 19.38 of the GEM Listing Rules so as to postpone the despatch date of the Circular on or before Friday, 12th October, 2001.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 26th September, 2001

This announcement will appear on the GEM website at the "Latest Company Announcements" page for 7 days from the day of its posting.

This announcement, for which the directors of the Company (the "Directors") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(the "Company")

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

CONNECTED TRANSACTION

On 26 September 2001, the Company entered into the Contract with a connected person (as defined in the GEM Listing Rules) with respect to transferring the right of use of the second-generation wireless fire alarm system technology to the connected person. The Contract constitutes a connected transaction of the Company under Chapter 20 of the GEM Listing Rules. However, as the consideration of the Contract is RMB3,000,000, which is less than HK$10,000,000, no independent shareholders' approval is required in respect of the Contract pursuant to Rule 20.24 of the GEM Listing Rules. Details of the Contract will be included in the Company's next published report and accounts.

The Directors announce that on 26 September 2001, the Company entered into a non-exclusive technology license contract with respect to transferring the right of use of the second-generation wireless fire alarm system technology ("the Contract") to Beida Jade Bird Security Systems Engineering and Technologies Company Limited ("Jade Bird Security Systems"), a company which is 80% owned by Beijing Beida Jade Bird Limited and 20% owned by Beijing Beida Jade Bird Software System Company respectively. The consideration of the Contract is RMB3,000,000. Pursuant to the Contract, the non-exclusive technology license is permanent and limited to be used in Beijing, the PRC.

Consideration

The consideration of the Contract is negotiated on an arm's length basis and is determined by reference to the market prices of similar fire alarm system technology. The consideration is payable

to the Company in cash by two instalments. The first instalment of RMB1,000,000 is payable to the Company in December 2001 and the second instalment of RMB2,000,000 is payable to the Company in March 2002.

Connected Transaction

Jade Bird Security Systems is a company which is owned as to 80% by Beijing Beida Jade Bird Limited and as to 20% by Beijing Beida Jade Bird Software System Company. Each of Beijing Beida Jade Bird Limited and Beijing Beida Jade Bird Software System Company is an initial management shareholder of the Company and ultimately controlled by the Peking University, which respectively hold a direct interest of 4.15% and 11.41% as well as an indirect effective interest of 1.79% and 0.82% in the Company. Thus, Jade Bird Security Systems is a connected person of the Company under the GEM Listing Rules and the conclusion of the Contract constitutes a connected transaction of the Company under Chapter 20 of the GEM Listing Rules. However, as the consideration is RMB3,000,000, which is less than HK$10,000,000, no independent shareholders' approval is required in respect of the Contract pursuant to Rule 20.24 of the GEM Listing Rules. Details of the Contract will be included in the Company's next published report and accounts.

The Directors, including the independent non-executive directors, of the Company consider that the Contract is entered into in the ordinary course of business of the Company, on normal commercial terms and is fair and reasonable and in the interests of the Company so far as the shareholders of the Company are concerned.

Reason for entering into the Contract

The Company is one of the few wireless fire alarm system developers and manufacturers in the PRC. The second generation wireless fire alarm system integrates wireless communication technology, geographic information system technology and computer technology, and functions for effective automatic alarm and remote monitor.

Jade Bird Security Systems is engaged in the design, sale, installation and maintenance of closed circuit monitor systems, public security alarm systems, building automatic control systems, intelligent community systems and computer network systems. It is authorized by relevant government authority as a "Class One" licensed contractor for (design and construction) of security technology projects. After obtaining the non-exclusive technology license from the Company, Jade Bird Security Systems would apply the second-generation wireless fire alarm systems technology developed by the Company on the fire alarm system construction and installation projects.

By reason of the above, the Company is able to earning revenue by transferring the non-exclusive technology license to Jade Bird Security Systems.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 26 September 2001.

This announcement will appear on the GEM website at the "Latest Company Announcements" page for 7 days from the day of its posting.

This announcement is for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
BEIJING BEIDA JADE BIRD UNIVERSAL SCI-TECH COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

MAJOR TRANSACTION
RELATING TO THE PROPOSED INVESTMENT IN
SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

On 30th August, 2001, JBU Cayman entered into the Subscription Agreement with SMIC International pursuant to which JBU Cayman conditionally agrees to subscribe for 54,000,540 Preference Shares, representing approximately 5.92% of the total issued voting share capital of SMIC International as enlarged by the Subscriptions, for a total cash consideration of US$60 million (equivalent to approximately RMB500 million). Upon full conversion of the Preference Shares to be subscribed pursuant to the Subscriptions into Ordinary Shares, the percentage of Ordinary Shares held by JBU Cayman is expected to represent approximately 5.92% of the total issued Ordinary Shares as enlarged by the conversion. In the event of any deviation from such percentage, the Company will make an announcement. The conversion price will be disclosed in the Circular.

The principal business of SMIC International is the investment in SMIC Shanghai, a wholly foreign owned enterprise established in the PRC for the manufacturing and marketing of advanced technology semiconductors.

Part of the consideration for the Company Subscription will initially be financed by the Bank Loan. To repay the Bank Loan, the Company intends to place up to 192,800,000 new H Shares to institutional and private investors at the prevailing market price by:

1. exercising the general mandate granted to the Directors by the holders of H Shares and Domestic Shares to issue up to 52,800,000 new H shares, representing 20% of the existing issued H Shares and approximately 5.5% and approximately 4.6% of the existing and enlarged issued share capital of the Company respectively; and

2. depending on the issue price per H Share, issuing up to an additional 140,000,000 new H Shares, representing approximately 53.0% of the existing issued H Shares and approximately 14.5% and approximately 12.1% of the existing and enlarged issued share capital of the Company respectively, pursuant to a specific mandate to be granted by special resolutions of a general meeting of all holders of H Shares and Domestic Shares and separate class meetings of holders of H Shares and Domestic Shares.

The Company Subscription contemplated under the Subscription Agreement constitutes a major transaction for the Company under the GEM Listing Rules and is subject to approval by the Shareholders at the SGM. A circular containing, among other things, (1) details of the Company Subscription and a notice convening the SGM to approve the Company Subscription; and (2) notices of the SGM of the Shareholders and notices of separate class meetings of the holders of H Shares and Domestic Shares respectively for the grant of a specific mandate to issue up to 140,000,000 new H Shares will be despatched to the holders of H Shares and Domestic Shares as soon as practicable.

At the request of the Company, trading in the H Shares on the Stock Exchange was suspended from 10:00 a.m. on 31st August, 2001 pending the issue of this announcement. Application has been made by the Company to the Stock Exchange for the resumption of trading in the H Shares on the Stock Exchange from 10:00 a.m. on 7th September, 2001.

Investors should be aware that completion of the Company Subscription is subject to the satisfaction of a number of conditions. In particular, the Company may not proceed with the Company Subscription if it is not satisfied that SMIC International will have total paid up share capital of at least US$950 million upon completion of the Subscriptions. There is no assurance that the aforesaid condition, or any other conditions, will be fulfilled. Investors should therefore exercise caution when dealing in the H Shares.

SUBSCRIPTION AGREEMENT

Date

30th August, 2001

Parties

Subscriber : JBU Cayman, a wholly owned subsidiary of the Company

Issuer : SMIC International, a private company independent of and not connected with the Directors, promoters, supervisors, chief executive and substantial shareholders or management shareholders of the Company or any of their respective associates

The Company Subscription

JBU Cayman has conditionally agreed to subscribe for 54,000,540 Preference Shares, representing approximately 5.92% of the total issued voting share capital of SMIC International, as enlarged by the Subscriptions. Upon full conversion of the Preference Shares to be subscribed pursuant to the Subscriptions into Ordinary Shares, the percentage of Ordinary Shares held by JBU Cayman is expected to represent approximately 5.92% of the total issued Ordinary Shares as enlarged by the conversion. In the event of any deviation from such percentage, the Company will make an announcement. The conversion price will be disclosed in the Circular.

Consideration

The total consideration for the Company Subscription is US$60 million (equivalent to approximately RMB500 million), equivalent to a subscription price of US$1.1111 per Preference Share. The consideration has been determined after arm's length negotiations and the subscription price of US$1.1111 per Preference Share to be paid by JBU Cayman equals to the subscription price to be paid by the Investors pursuant to the Investors Subscription.

Based on the Company's calculation, which calculation and assumption were not independently reviewed by qualified public accountants, the pro-forma net asset value per Preference Share following completion of the Subscriptions will be equal to US$1.0973. The subscription price of US$1.1111 under the Company Subscription represents an insignificant premium over the pro-forma net asset value per Preference Share as stated above.

The Directors consider the terms of the Company Subscription fair and reasonable and are to the interest of the Shareholders as a whole.

Payment terms and source of funding

Pursuant to the Subscription Agreement, the consideration for the Company Subscription of US$60 million shall be paid by JBU Cayman to SMIC International as follows:

1. A cash deposit of US$37.5 million (equivalent to approximately RMB313 million), representing 62.5% of the total consideration, shall be payable upon signing of the Subscription Agreement. Such deposit shall be fully refunded (without interest) to JBU Cayman if the First Closing does not take place on or before 15th December, 2001 or such later date as the parties may agree. Such deposit has been fully paid by JBU Cayman on 3rd September, 2001.

2. A payment of US$7.5 million (equivalent to approximately RMB63 million), representing 12.5% of the total consideration, shall be paid on 15th December, 2001.

3. The balance of US$15 million (equivalent to approximately RMB125 million), representing 25% of the total consideration, shall be paid at the Final Closing which shall be on or before 30th June, 2002 or such later date as the parties may agree.

In the event that JBU Cayman shall fail to pay the balance of US$15 million (equivalent to approximately RMB125 million) when such amount is due upon the satisfaction of the conditions to the Final Closing, SMIC International will have the right, among others, to sell such remaining unsubscribed Preference Shares to other shareholders of SMIC International, and require that the Preference Shares previously subscribed by JBU Cayman be sold to other shareholders of SMIC International at 50% of the price at which such Preference Shares were subscribed. This provision also applies to all the Investors.

The deposit of US$37.5 million (equivalent to approximately RMB313 million) already paid by JBU Cayman was initially financed by the Bank Loan. The further payment of US$7.5 million (equivalent to approximately RMB63 million) to be paid on 15th December, 2001 will also initially be financed by the Bank Loan. The Company intends to repay the Bank Loan through the issue and placing of new H Shares. In the event if the proceeds from the placing is insufficient to repay the Bank Loan in full, the Directors intend to renew any remaining balance of the Bank Loan for further periods. The Directors do not foresee any difficulty in renewing the Bank Loan for further periods, if required. The Directors further confirm that in any event the Company maintains sufficient working capital for financing its business objectives as stated in the Prospectus. See "Proposed Mandate To Issue H Shares" below for more information.

The balance payment of US$15 million (equivalent to approximately RMB125 million) due on or before 30th June, 2002 will be funded by the Company's internal resources. Any shortfall will be financed by bank borrowing.

Conditions

Completion of the Company Subscription will take place in two stages, namely the First Closing and the Final Closing.

Completion of the First Closing is conditional upon, among other things, the following:

1. completion of the First Closing of the Investors Subscription;

2. the total paid up share capital of SMIC International upon completion of the First Closing shall be not less than US$750 million;

3. signing of the Share Purchase Agreement, with any changes to the agreement to be acceptable to JBU Cayman;

4. signing of the Shareholders' Agreement, with any changes to the agreement to be acceptable to JBU Cayman;

5. the Company obtaining the approvals by the relevant PRC approving authorities in relation to the Company Subscription; and

6. approval of the Company Subscription by the holders of H Shares and Domestic Shares.

Pursuant to the Subscription Agreement, completion of the First Closing shall take place on or prior to the tenth business day following the fulfillment of all the conditions set forth in the Subscription Agreement unless waived by the parties, which date shall be on or before 15th December, 2001 or such later date as the parties may agree.

Completion of the Final Closing is conditional upon, among other things, the following:

1. completion of the Final Closing of the Investors Subscription; and

2. the total paid up share capital of SMIC International upon completion of the Final Closing shall be not less than US$950 million.

Pursuant to the Subscription Agreement, the Final Closing shall take place following the fulfillment of all the conditions set forth in the Subscription Agreement unless waived by the parties, which date shall be on or before 30th June, 2002 or such later date as the parties may agree.

Share capital of SMIC International and rights of the holders of the Preference Shares

At the date of the Subscription Agreement, the entire issued share capital of SMIC International comprised 12,241,350 Ordinary Shares of par value of US$0.0004 each.

Upon completion of the Subscriptions, an aggregate of 900,009,000 Preference Shares will be issued to JBU Cayman and the Investors, of which 54,000,540 Preference Shares will be issued to JBU Cayman pursuant to the Subscription Agreement. As part of the Investors Subscription, a certain number of Series A-1 preference shares of par value US$0.00001 each (the "A-1 Preference Shares") will be issued to one of the Investors at par.

Each Preference Share may, at the option of its holder, be converted into Ordinary Share at the conversion price, subject to adjustments, specified in the Articles of Association. There will be automatic conversion of the Preference Shares into Ordinary Shares upon the happening of certain events. All Preference Shares have voting rights and are dividends bearing at a rate, subject to adjustments, specified in the Articles of Association and such dividends are cumulative and payable in preference to any payment of dividends to holders of Ordinary Shares. The Preference Shares when converted into Ordinary Shares will rank pari passu in all aspects with the existing issued Ordinary Shares.

The A-1 Preference Shares constitute a separate class of non-transferable, non-voting, non-convertible, dividend bearing at a rate, subject to adjustments, specified in the Articles of Association, redeemable preference shares.

The details of the Share Purchase Agreement and the Shareholders' Agreement including the trigger events for automatic conversion and the dividend rate would be incorporated in the circular to be despatched to the Shareholders (the "Circular").

INFORMATION ON SMIC INTERNATIONAL

SMIC International was incorporated in the Cayman Islands on 3rd April, 2000. Immediately after completion of the Subscriptions, the issued voting share capital of SMIC International will comprise 12,241,350 Ordinary Shares and 900,009,000 Preference Shares. The Preference Shares will be owned by a total of 16 shareholders (including JBU Cayman) and the individual shareholding of each of the shareholders will range from approximately 0.5% to 17%. Of the 16 shareholders, 6 are key players in the semiconductor industry from the United States and the Asia Pacific Region and the remaining 10 are institutional investors. The holders of the existing issued Ordinary Shares are mostly the founders of SMIC International (the "Founders") who are also the key management of SMIC Shanghai. Further details in relation to the Founders will be disclosed in the Circular. According to the Directors, the Founders are independent of and not connected with the Directors, promoters, supervisors, chief executive and substantial shareholders or management shareholders of the Company or any of their respective associates.

The principal business of SMIC International is its investment in SMIC Shanghai, which is a wholly foreign owned enterprise established on 21st December, 2000 in the PRC for the manufacturing and marketing of advanced technology semiconductors in the PRC.

A summary of the audited consolidated results of the SMIC International for the period from 3rd April, 2000 (date of incorporation) to 31st December, 2000 (as prepared in accordance with the generally accepted accounting principles in the Republic of China on Taiwan) is presented below:

	For the period from 3rd April to 31st December, 2000
	US$'000
Turnover	–
Operating expenses	929
Operating loss	(929)
Interest income	2,153
Gain on foreign exchange	2
Income before income tax	1,226
Income tax	–
Net income	1,226

Audited consolidated results of the SMIC International as prepared in accordance with the generally accepted accounting principles in Hong Kong will be disclosed in the Circular.

During the period up to 31st December, 2000, the principal activity of SMIC Shanghai was the construction of its production facilities in Shanghai, which commenced in August 2000. No turnover was recorded for the period and operating expenses incurred during the period were insignificant.

Details of the net assets of SMIC International will be contained in the accountants' report in the Circular.

INFORMATION ON SMIC SHANGHAI

SMIC Shanghai was established on 21st December, 2000 as a wholly foreign owned enterprise in the PRC. The approved total investment of SMIC Shanghai is US$1,480 million. SMIC Shanghai has a registered capital of US$500 million, of which US$75 million has been paid up as at the date of this announcement. The balance of the total investment has to be paid up on or before 20th December, 2002. The capital of SMIC Shanghai is wholly owned by SMIC International.

The board of directors of SMIC Shanghai comprises three board members, one of which is Prof. Wang Yang Yuan, a Director. Details in relation to Prof. Wang Yang Yuan's participation in SMIC Shanghai are set out under the section headed "Reasons for and benefits of the Company Subscription" in this announcement.

The principal business of SMIC Shanghai is manufacture, probe test and testing of semiconductor (silicon and compound semiconductor), integrated circuit ("IC") chips, research and development, design, technical services, mask manufacture, testing and packaging and sale of proprietary IC-related products.

According to the Directors, the semiconductor industry in the PRC has significant potential. Based on the statistics provided by PRC Ministry of Information and Industry, the growth rate for integrated circuits

manufactured in the PRC during the 1990's averaged over 30% per annum. Furthermore, the Directors believe that SMIC Shanghai has the following competitive advantages over its competitors in the PRC:

1. Located in Pudong, Shanghai, SMIC International enjoys various investment incentives available to foreign enterprises as well as the ample supply of high quality management personnel and skilled labour from the region;

2. Some of the Investors are key players in the semiconductor industry in terms of their scale of production and technology. It is expected that the relationship between SMIC International and its Investors will enhance the ability of SMIC Shanghai in recruiting quality management team and provides strong technical support to SMIC Shanghai. As at the date of this announcement, there is no proposed or present arrangement between the investors of SMIC International and SMIC International under which the investors of SMIC International is required to provide technical support to SMIC International. However, the Directors consider that when investor of SMIC International employs SMIC International as foundry for the manufacture of their integrated circuit products, technology of SMIC International will continuously advance so as to meet evolving standard of advanced integrated circuit chips as demanded by SMIC International's investors;

3. The investment by the Investors together with additional funding to be financed by bank borrowings would be sufficient to finance the total capital investment and operation of SMIC Shanghai, thus ensuring the financial stability of SMIC Shanghai; and

4. Some of the Investors are consumers of semiconductors, who may purchase from SMIC Shanghai. Pursuant to the Shareholders' Agreement, SMIC International agrees to commit a certain number of foundry wafers per month to certain of its shareholders (including the Company) who elect to be customers of SMIC International. The total number of wafers SMIC International may guarantee shall not exceed the lesser of (a) 50% of the current monthly production of merchantable wafers; and (b) 3,000 wafers per month for every US$50 million of equity interest in SMIC International. Terms and conditions (including price) shall be negotiated and determined between SMIC International and the shareholders on an arm-length basis and shall be consistent with industry practice and fair and reasonable to SMIC International.

Based on the business plan of SMIC Shanghai, the total investment of SMIC Shanghai is US$1,480 million, of which US$950 million to US$1,000 million will be financed by SMIC International and the remaining balance of US$480 million to US$530 million will be financed by bank borrowings. Upon completion of the Subscriptions, SMIC International will have sufficient funds to pay for the required registered capital to be injected to SMIC Shanghai. SMIC Shanghai is currently in negotiation with various PRC banks for securing bank loans of an amount of not less than the equivalent of US$480 million.

SMIC Shanghai is in the process of constructing a production facility in Shanghai. The facility consists of two main fabs (or foundries).

Construction of the first main fab (the "First Fab") was completed in July 2001. Trial production and commercial production of the First Fab is expected to commence in the last quarter of 2001 and January 2002 respectively. According to the information provided by SMIC International, the monthly maximum production capacity of the First Fab is 42,000 8-inch wafers. Construction of the second main fab is expected to commence in early 2003 and commercial production will commence in the third quarter of 2004. By end of 2004, it is expected that the aggregate monthly production capacity of the two fabs will reach 85,000 8-inch wafers.

The products of SMIC Shanghai will be split for export and local sales in the ratio of 70% to 30%.

REASONS FOR AND BENEFITS OF THE COMPANY SUBSCRIPTION

The Group is principally engaged in the development, design and manufacture of integrated circuits related products in the PRC with expertise in developing software applications and designing integrated circuits for embedded system products. The Company is also engaged in the design, manufacture, marketing distribution and sale of five different embedded system products, namely application specific integrated circuits, network security product, smart card, application system, global positioning system application system and wireless fire alarm system. Currently, the Company is one of the leading software developers and integrated circuit designers in the PRC.

In December 2000, the Company commenced the preliminary negotiation of investment in SMIC International. The principal purpose of the Proposed Investment by the Company is to form a strategic partnership with SMIC Shanghai, through which the Directors expect to strengthen the Company's technology in the design and development of integrated circuits. Despite the small percentage of shareholding to be subscribed by the Company, the Company is given a chance to take an active role in the management and operations of SMIC Shanghai. Two of the Directors, namely Prof. Wang Yang Yuan ("Prof. Wang") and Prof. Liu Yue ("Prof. Liu"), who are designated by the Company and represent the Company in the setting up of SMIC Shanghai, have been actively participated in the setting up of SMIC Shanghai and will continue to actively participate in the management and operations of SMIC Shanghai. In fact, Prof. Wang is the legal representative and chairman of SMIC Shanghai while Prof. Liu is the special assistant to the general manager of SMIC Shanghai. Prof. Wang and Prof. Liu commenced participation in the management of SMIC Shanghai since December 2000 and February 2001 respectively.

Prof. Wang's current and expected future participation in SMIC Shanghai include overall strategic planning and technology and product research and development. Prof. Liu's current and expected future participation in SMIC Shanghai include product management, market development and liaison with relevant PRC Government authorities.

Integrated circuits are key components of the Company's products. Therefore, the development of the Company's products to a significant extent depends on the technology related to the design and development of integrated circuits. As mentioned in the Prospectus, one of the Group's principal business strategies is to focus on the research and development of advanced software and integrated circuits for the manufacture of high-end embedded system products. In this regard, the Directors are of the view that the proposed investment in SMIC International pursuant to the Company Subscription may enable the Company to achieve its stated strategy of improving technology in the design and development of integrated circuits. In particular, the Directors believe that the Company would benefit from co-operating with SMIC Shanghai in terms of obtaining first-hand information relating to the most advanced technology of the semiconductor industry from SMIC Shanghai, which may benefit the Company in developing advanced integrated circuits for its embedded systems products and in maintaining its leading position in the industry.

At present, the Company designs most of the integrated circuits used in its products and subcontracts the manufacturing of such integrated circuits to independent subcontractors. Pursuant to the Shareholders' Agreement, following the investment in SMIC International, the Company will be able to subcontract the manufacturing of integrated circuits to SMIC Shanghai, thus allowing the Company to obtain a stable supply of large quantity of integrated circuits at competitive price. Based on a monthly expected production capacity of 42,000 wafers, the annual production of SMIC Shanghai will be equal to approximately 500,000 wafers. Under the Shareholders' Agreement, the Company will be entitled to purchase 3,000 wafers per month from SMIC Shanghai. The Directors expect to purchase 10,000 wafers from SMIC Shanghai annually. Further details of such arrangement is set out under the section headed "Information on SMIC Shanghai" in this announcement.

The Directors consider that there is no direct competition in terms of business activities between the Company and SMIC International given that the two companies manufacture different end products and are targeting at different customers.

PROPOSED MANDATE TO ISSUE H SHARES

As mentioned above, part of the consideration for the Company Subscription of US$45 million will initially be financed by the Bank Loan. To improve the financial position and reduce the gearing ratio of the Company, the Directors intend to raise capital funds by placing new H Shares to institutional and private investors to repay the Bank Loan.

Pursuant to the general mandate granted to the Directors by the holders of H Shares and Domestic Shares at the annual general meeting held on 29th May, 2001, the Directors may issue up to 52,800,000 new H Shares, representing 20% of the existing issued H Shares and approximately 5.5% and approximately 4.6% of the existing and enlarged issued share capital of the Company respectively. To repay the Bank Loan, the Directors intend to issue up to 192,800,000 new H Shares, representing approximately 73% of the existing issued H Shares and 20% and approximately 16.7% of the existing and enlarged issued share capital of the Company respectively, by (1) exercising the general mandate to issue up to 52,800,000 new H Shares; and (2) depending on the actual issue price per H Share, issuing up to an additional 140,000,000 new H Shares pursuant to a specific mandate to be granted by special resolutions of a general meeting of the Shareholders and separate class meetings of holders of H Shares and Domestic Shares. On the assumption that the entire 192,800,000 new H Shares are to be issued at the Average Closing Price of HK$1.744 per H Share, the proceeds from the issue of new H Shares pursuant to the general mandate and the specific mandate will be approximately HK$336 million, which amount will be fully utilised to repay the Bank Loan. The remaining balance of the Bank Loan, if any, will be repaid by the Group's internal resources or renewed for further periods.

Further announcement will be made at the time of the placement of the H Shares.

GENERAL

Based on the unaudited consolidated net tangible assets of the Group as at 30th June, 2001, the Company Subscription constitutes a major transaction of the Company pursuant to Rule 19.06(3) of the GEM Listing Rules and is subject to approval by the Shareholders at the SGM.

A circular containing, among other things, (1) details of the terms of the Company Subscription and a notice convening the SGM for considering and, if thought fit, approving the Company Subscription; and (2) notices of the SGM of the Shareholders and notices of separate class meetings of the holders of H Shares and Domestic Shares respectively for approving the specific mandate to issue up to 140,000,000 new H Shares will be despatched to the holders of H Shares and Domestic Shares as soon as practicable.

At the request of the Company, trading in the H Shares on the Stock Exchange was suspended from 10:00 a.m. on 31st August, 2001 pending the issue of this announcement. Application has been made by the Company to the Stock Exchange for the resumption of trading in the H Shares on the Stock Exchange from 10:00 a.m. on 7th September, 2001.

Investors should be aware that completion of the Company Subscription is subject to the satisfaction of a number of conditions. In particular, the Company may not proceed with the Company Subscription if it is not satisfied that SMIC International will have total paid up share capital of at least US$950 million upon completion of the Subscriptions. There is no assurance that the aforesaid condition, or any other conditions, will be fulfilled. Investors should therefore exercise caution when dealing in the H Shares.

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise.

"Articles of Association"	the articles of association of SMIC International to be amended as of the First Closing
"associate(s)"	has the meaning ascribed thereto under the GEM Listing Rules
"Average Closing Price"	the average closing price of the H Shares, as quoted on the Stock Exchange, for the 30 trading days immediately prior to 30th August, 2000, the last trading day prior to the date of this announcement
"Bank Loan"	the short-term bank loan of an amount of up to RMB390 million (equivalent to approximately US$47 million), of which an amount of approximately RMB375 million (equivalent to approximately US$45 million) will be utilised by the Company to partially finance the payment of the consideration to be paid pursuant to the Subscription Agreement. The Bank Loan is unsecured, carries interest at an interest rate of 6.2496% per annum and is repayable on the date falling on 6 months from date of drawdown
"Company"	北京北大青鳥環宇科技股份有限公司, Beijing Beida Jade Bird Universal Sci-Tech Company Limited, a joint stock limited company incorporated in the PRC with limited liability with its H-shares listed on the GEM
"Company Subscription"	the proposed subscription of 54,000,540 Preference Shares for a total consideration of US$60 million (equivalent to approximately RMB500 million) by JBU Cayman pursuant to the Subscription Agreement
"Directors"	directors of the Company
"Domestic Shares"	ordinary shares issued by the Company, with a nominal value of RMB0.1 per share, which are subscribed for in RMB by PRC nationals and/or PRC entities
"Final Closing"	completion of the subscription of the remaining 25% of the committed purchase of Preference Shares by each of JBU Cayman and the Investors respectively pursuant to the Share Purchase Agreement
"First Closing"	completion of the subscription of 75% of the committed purchase of Preference Shares by each of JBU Cayman and the Investors respectively pursuant to the Share Purchase Agreement
"GEM"	the Growth Enterprise Market of the Stock Exchange
"GEM Listing Rules"	the Rules Governing the Listing of the Securities on the Growth Enterprise Market of the Stock Exchange
"Group"	the Company and its subsidiaries or any of them

"H Shares"	overseas-listed foreign shares in the ordinary share capital of the Company, with a nominal value of RMB0.1 each and which are listed on the GEM
"Investors"	various institutional and strategic investors (excluding JBU Cayman) who have conditionally agreed to subscribe for Preference Shares pursuant to the Investors Subscription, each of which is independent of and not connected with the Directors, promoters, supervisors, chief executive and substantial shareholders or management shareholders of the Company or any of their respective associates
"Investors Subscription"	the conditional subscription by the Investors of up to an aggregate of 846,008,460 Preference Shares, representing approximately 92.74% of the total issued voting share capital of SMIC International as enlarged by the Subscriptions, for a total consideration of US$940 million, representing a subscription price of US$1.1111 per Preference Share
"JBU Cayman"	Beida Jade Bird Universal (Cayman) Investment Company Limited, a company incorporated in the Cayman Islands and a wholly owned subsidiary of the Company
"Ordinary Shares"	Ordinary Shares of SMIC International with a par value of US$0.0004 per share. The holders of the existing issued Ordinary Shares are mostly the founders of SMIC International
"Preference Shares"	Series A preference shares of SMIC International of par value of US$0.0004 each which carry voting rights, are dividends bearing and are, at the option of the holders, convertible into ordinary shares of SMIC International at the initial conversion price of US$1.1111 per Ordinary Share, which is subject to change upon finalisation of the Articles of Association. The Preference Shares have the same voting rights as those of the Ordinary Shares. As a holder of Preference Shares, JBU Cayman will have the right to attend shareholders' meeting of SMIC International
"Prospectus"	prospectus of the Company dated 20th July, 2000 in relation to the placing of H Shares
"SGM"	the special general meeting of the Company to be convened for approving the Company Subscription contemplated under the Subscription Agreement
"Shareholders"	holders of ordinary shares of the Company with a nominal value of RMB0.1 each
"Shareholders' Agreement"	the agreement to be entered into by and among SMIC International, JBU Cayman and the Investors contemporaneously with the execution of the Share Purchase Agreement

"Share Purchase Agreement"	the agreement to be entered into by and among SMIC International, JBU Cayman and the Investors in relation to the Company Subscription and the Investors Subscription
"SMIC International"	Semiconductor Manufacturing International Corporation, a company incorporated in the Cayman Islands, which is independent of and not connected with the Directors, promoters, supervisors, chief executive and substantial shareholders or management shareholders of the Company or any of their respective associates. The principal business of SMIC International is the investment in SMIC Shanghai
"SMIC Shanghai"	中芯國際集成電路制造(上海)有限公司 (Semiconductor Manufacturing International Corporation (Shanghai)), a wholly foreign owned enterprise established in the PRC and which share capital is wholly owned by SMIC International. The principal business of SMIC Shanghai is the manufacturing and marketing of advanced technology semiconductors
"Subscriptions"	the Company Subscription and the Investors Subscription
"Subscription Agreement"	the conditional subscription agreement dated 30th August, 2001 entered into between JBU Cayman and SMIC International pursuant to which JBU Cayman will, subject to certain conditions, subscribe for 54,000,540 Preference Shares for a total consideration of US$60 million (equivalent to approximately RMB500 million), representing a subscription price of US$1.1111 per Preference Share
"PRC"	the People's Republic of China
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"US$"	United States dollars, the lawful currency of the United States of America
"RMB"	Renminbi, the lawful currency of the PRC

Note: The English names of these companies are only a translation of their respective official Chinese names.

For the purpose of this announcement, unless otherwise indicated, the exchange rates at US$1 = RMB8.338 have been used, where applicable, for purpose of illustration only and not constitute a representation that any amounts have been, could have been or may be exchanged.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 6th September, 2001

This announcement will appear on the GEM website at the "Latest Company Announcements" page for 7 days from the day of its posting.

BEIDA JADE BIRD<8095> - Suspension of Trading

At the request of Beijing Beida Jade Bird Universal Sci-Tech Company Limited, trading in its shares has been suspended with effect from 10:00 a.m. today (31/8/2001) pending for the release of an announcement in relation to a major transaction under GEM Listing Rules.

02 MAR -5 AM 8:36

Quarterly Results announcement form

Name of listed company : Beijing Beida Jade Bird Universal Sci-Tech Company Limited

Stock code : 8095

Year end date : 31/12/2001

This result announcement form only contains extracted information from and should be read in conjunction with the detailed results announcement of the issuer, which can be viewed on the GEM website at http://www.hkgem.com

		(Unaudited)		(Unaudited)	
		Current Period (dd/mm/yy)		Last Corresponding Period (dd/mm/yy)	
		from 01/01/2001		from 01/01/2000	
		to 30/06/2001		to 30/06/2000	
		RMB'000		RMB'000	
Turnover	:	40,794		15,666	
Profit/(Loss) from Operations	:	6,750		9,355	
Finance cost	:	-6,710		-28	
Share of Profit/(Loss) of Associates	:	N/A		N/A	
Share of Profit/(Loss) of Jointly Controlled Entites	:	N/A		N/A	
Profit/(Loss) after Taxation & MI	:	13,460		9,383	
% Change Over the Last Period	:	43.45	%		
EPS / (LPS) - Basic	:	RMB 1 .40 cents		RMB 1 .34cents	
- Diluted	:	N/A		N/A	
Extraordinary (ETD) Gain/(Loss)	:	0		0	
Profit (Loss) after ETD Items	:	13,460		9,383	
2nd Q Dividend per Share	:	N/A		N/A	
(specify if with other options)	:	N/A		N/A	
B/C Dates for 2nd Q Dividend	:	N/A	to	N/A	bdi.
Payable Date	:	N/A			
B/C Dates for AGM/SGM	:	N/A	to	N/A	bdi.
Other Distribution for Current Period	:	N/A			
B/C Dates for Other Distribution	:	N/A	to	N/A	bdi.

* Please delete as appropriate

(bdi: both days inclusive)

Remarks :

For and on behalf of
Beijing Beida Jade Bird Universal Sci-Tech Company Limited
Signature :
Name : Calvinna Yang
Title : Company Secretary

Responsibility statement

The directors of the Company (the "Directors") as at the date hereof hereby collectively and individually accept full responsibility for the accuracy of the information contained in this results announcement form (the "Information") and confirm, having made all reasonable inquiries, that to the best of their knowledge and belief the Information are accurate and complete in all material respects and not misleading and that there are no other matters the omission of which would make the Information herein inaccurate or misleading.The Directors acknowledge that the Stock Exchange has no responsibility whatsoever with regard to the Information and undertake to indemnify the Exchange against all liability incurred and all losses suffered by the Exchange in connection with or relating to the Information.

1. Group reorganization and basis of presentation
The Company was incorporated as a Sino-foreign joint stock company with limited liability in Beijing, the People's Republic of China (the "PRC") on 29 March 2000. The Company's shares have been listed on the Growth Enterprise Market (the "GEM") of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") since 27 July 2000. On 17 April 2000, the Company has completed a reorganisation as set out in the Company's Prospectus dated 20 July 2000 (the "Reorganisation"). The Reorganisation involved entities under common control and the Company resulting from the Reorganisation is regarded as a continuing business. Accordingly, the Reorganisation has been accounted for on the basis of merger accounting, under which the financial statements have been prepared as if the Reorganisation had been completed as at 1 January 2000 and the business activities had been conducted by the Company since 1 January 2000, rather than from the date on which the Reorganisation was completed.

The principal accounting policies adopted in preparing the audited consolidated results conform to Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants and accounting principles generally accepted in Hong Kong.

2. Turnover
Turnover included sales of embedded system products and the provision of total solution services after deducting the applicable sales taxes as follows:
1/4/2001 / 1/4/2000 / 1/1/2001 / 1/1/2000
30/6/2001 / 30/6/2000 / 30/6/2001 / 30/6/2000
RMB'000 / RMB'000 / RMB'000 / RMB'000
Sales of embedded systems and related products
17,764 / 10 / 30,611 / 28
Total solution contracts
9,518 / 15,075 / 10,183 / 15,638
Total turnover
27,282 / 15,085 / 40,794 / 15,666

3. Taxation
(a)Enterprise income tax ("EIT")
The Company, being located in the Beijing New Technology Development Experimental Zone is subject to a reduced EIT rate of 15%. It is exempted from EIT for three years starting from Year 2000, its first operating year, followed by a 50% reduction of EIT from the fourth to the sixth year.
(b)Value-added tax ("VAT")
The Company is subject to VAT in the PRC levied at the rate of 17% on the amount of sales of its products as well as provision of processing, repairs and replacement services in the PRC. VAT paid on

the Company's purchases may be used to offset the VAT on the sales amount to arrive at the net VAT payable.

(c)Business tax ("BT")

The Company is subject to the PRC BT on the provision of maintenance, support and training services in the PRC. The BT rate is 5% on the related revenue.

4. Earnings per share

The calculation of earnings per share for the three months ended and the six months ended 30 June 2001 was based on the profit attributable to shareholders of approximately RMB 11,056,000 and RMB 13,460,000 respectively (2000 - RMB11,361,000 and RMB 9,383,000) and on the weighted average number of 964,000,000 shares (2000 - 700,000,000 shares adjusted for the effect of the subdivision of shares made by the Company in December 2000) in issue during the period, according to the basis of presentation described in Note 1.

No diluted earnings per share was presented as there were no dilutive potential ordinary shares outstanding.

Interim Dividend

The Directors do not recommend the payment of an interim dividend for the period. (2000 - Nil)

02 MAR -6 AM 8:36

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

INTERIM RESULTS ANNOUNCEMENT
For the period ended 30 June 2001

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM. The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

The Stock Exchange takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company (the "Directors") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

INTERIM RESULTS ANNOUNCEMENT
For the period ended 30 June 2001

Highlights

- Achieved a turnover of RMB 40,794,000 representing a growth of 160% in turnover as compared to the corresponding period last year
- Accomplished a net profit of RMB13,460,000 representing an increase of 43% in net profit as compared to the corresponding period last year
- Earnings per share is RMB1.40 cents
- Maintained a strong financial position with RMB 312 million cash on hand
- Invested RMB 7.5 million in a joint venture company, namely "Hebei Beida Jade Bird Universal Fire Equipment Limited" for manufacture and distribution of fire fighting equipment
- Appointed as sales agent for several well-known foreign security products and for provision of technical support and training
- The security report of SZD02 bank terminal certificate was passed the examination of the China State Cryptography Control Authority Office
- GPS (230M) vehicle unit was awarded acceptance quality certificate from the Ministry of Public Security
- Concluded distribution agreements with agents in Chengdu, Wuhan, Shengyang, Beijing, Dalian, Hangzhou, Tianjin, Shenzhen and other regions

INTERIM RESULTS

The board of Directors (the "Board") of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") and its subsidiary (the "Group") is pleased to announce the unaudited consolidated interim results of the Group for the three months ended and six months ended 30 June 2001 together with the unaudited comparative figures for the corresponding period in 2000 are as follows :

	Note	1/4/2001 to 30/6/2001	1/4/2000 to 30/6/2000	1/1/2001 to 30/6/2001	1/1/2000 to 30/6/2000
		RMB'000	RMB'000	RMB'000	RMB'000
Turnover	2	27,282	15,085	40,794	15,666
Operating expenses:					
Material and equipment		(10,705)	(809)	(18,569)	(1,560)
Employment costs		(4,735)	(1,128)	(8,282)	(2,183)
Depreciation of fixed assets		(1,052)	(529)	(2,030)	(972)
Other operating expenses		(2,717)	(1,286)	(5,163)	(1,596)
Profit from operations		8,073	11,333	6,750	9,355
Interest income		2,983	28	6,710	28
Profit before taxation		11,056	11,361	13,460	9,383
Taxation	3	-	-	-	-
Profit attributable to shareholders		11,056	11,361	13,460	9,383
Earnings per share - basic (RMB cents)	4	1.15	1.62	1.40	1.34

1. Group reorganization and basis of presentation

The Company was incorporated as a Sino-foreign joint stock company with limited liability in Beijing, the People's Republic of China (the "PRC") on 29 March 2000. The Company's shares have been listed on the Growth Enterprise Market (the "GEM") of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") since 27 July 2000.

On 17 April 2000, the Company has completed a reorganisation as set out in the Company's Prospectus dated 20 July 2000 (the "Reorganisation"). The Reorganisation involved entities under common control and the Company resulting from the Reorganisation is regarded as a continuing business. Accordingly, the Reorganisation has been accounted for on the basis of merger accounting, under which the financial statements have been prepared as if the Reorganisation had been completed as at 1 January 2000 and the business activities had been conducted by the Company since 1 January 2000, rather than from the date on which the Reorganisation was completed.

The principal accounting policies adopted in preparing the audited consolidated results conform to Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants and accounting principles generally accepted in Hong Kong.

2. Turnover

Turnover included sales of embedded system products and the provision of total solution services after deducting the applicable sales taxes as follows:

	1/4/2001 to 30/6/2001	1/4/2000 to 30/6/2000	1/1/2001 to 30/6/2001	1/1/2000 to 30/6/2000
	RMB'000	RMB'000	RMB'000	RMB'000
Sales of embedded systems and related products	17,764	10	30,611	28
Total solution contracts	9,518	15,075	10,183	15,638
Total turnover	27,282	15,085	40,794	15,666

3. Taxation

(a) Enterprise income tax ("EIT")

The Company, being located in the Beijing New Technology Development Experimental Zone is subject to a reduced EIT rate of 15%. It is exempted from EIT for three years starting from Year 2000, its first operating year, followed by a 50% reduction of EIT from the fourth to the sixth year.

(b) Value-added tax ("VAT")

The Company is subject to VAT in the PRC levied at the rate of 17% on the amount of sales of its products as well as provision of processing, repairs and replacement services in the PRC. VAT paid on the Company's purchases may be used to offset the VAT on the sales amount to arrive at the net VAT payable.

(c) Business tax ("BT")

The Company is subject to the PRC BT on the provision of maintenance, support and training services in the PRC. The BT rate is 5% on the related revenue.

4. Earnings per share

The calculation of earnings per share for three months ended and six months ended 30 June 2001 was based on the profit attributable to shareholders of approximately RMB 11,056,000 and RMB 13,460,000 respectively (2000 – RMB11,361,000 and RMB9,383,000) and on the weighted average number of 964,000,000 shares (2000 – 700,000,000 shares adjusted for the effect of the subdivision of shares made by the Company in December 2000) in issue during the period, according to the basis of presentation described in Note 1.

No diluted earnings per share was presented as there were no dilutive potential ordinary shares outstanding.

INTERIM DIVIDEND

The Directors do not recommend the payment of an interim dividend for the period. (2000 - Nil)

BUSINESS REVIEW

Introduction

The Company has maintained a stable growth during the first half of this financial year. For the six months ended 30 June 2001, the Company has accomplished a revenue of RMB 40,794,000 and a net profit RMB13,460,000 . This represented a growth of 160% in revenue and a growth of 43% in net profit as compared to the first half of the previous financial year.

Sales of network security products was the major source of income during the first half of this year. The sales revenue from network security products amounted to RMB15,460,000 and accounted for 38% of the total revenue. Because of the improvement in function and quality of our Company's network security products and increasing acceptance by the domestic market, the sales revenue from network security products also increased.

In June this year, the Company invested RMB7.5 million, which accounted for 75% of the equity interest, in a joint venture company, namely "Hebei Beida Jade Bird Universal Fire Equipment Limited". The joint venture company has a registered capital of RMB10 million and is mainly engaged in the manufacture and sale of fire equipment, machinery and communications equipment. Currently, certain products of the joint venture company, including JB-QB/LN1010 Regional Fire Alarm Controller, J-SAP-M-JBF-101F Manual Fire Alarm Button, JTY-GD-LN2100 Thermal-powered Smoke Sensor, JTW-ZD-LN2110 Thermostatic Fire Sensor and JB-TB-JBF-11S Fire Alarm Controller have already passed the quality examination of Nation Fire Protection E-Product Quality Intendance Proof-test Center.

In the first half of this year, the Company has also been appointed as sales agent for several well-known foreign security products and for provision of technical support and training. As at 30 June 2001, the Company has concluded sales agent agreements with SYMANTEC (Beijing) Limited, Veritas Software Company and NETWORK-1 Security Systems (China) Limited. The Company has also provided services and training for the Bank of China, China Telecom, the People's Insurance Company of China, Huatai Insurance Company, China Xinda Assets Management Company, China Yinhe Securities Limited.

COMPARISON OF BUSINESS OBJECTIVES WITH ACTUAL BUSINESS PROGRESS

Business Objectives as stated in the Prospectus	Actual business progress up to the end of 30 June 2001
1. Embedded Systems	
1.1 Software	
Conduct testing and revaluation of experimental model	Based on the analysis and study of the embedded systems applications, the Company has completed an evaluation on the instruction processing system for embedded software development and confirmed the developing platform of embedded software.
1.2 Hardware	
1.2.1 Embedded microprocessor	
Complete circuit design including: - research on EEPROM design technology - research on ASIC design methodology	For embedded microprocessor, the Company has completed the design and simulation of EEPROM model and has proceeded to the circuit design of embedded EEPROM module. Development on high-level design methodology based on VHDL has been completed and passed the technical review.
Complete layout design of embedded microprocessor	The Company has completed the layout design of 8-bit microprocessor and now proceeded to the FPGA function verification before fabrication.
1.2.2 ASIC	
Commence research on mix signal integrated circuit design technology	The Company has conducted research on mixed signal integrated circuit design technology such as timer circuit design and frequency display circuit design.
Amount to be financed by the net proceeds from the Placing : RMB7,300,000	**Amount utilized by the net proceeds from the Placing : RMB 498,000**
2. Products Development	
2.1 Security ICs	
Commence research and development of 3rd generation Security ICs	The Company has commenced the design and development of 3rd generation Security ICs jointly with Jiangnan Computer Technology Institute. The future

production of 128-bit module encryption algorithm, which has been approved by relevant government authorities, will apply the 0.35 μm CMOS technology of embedded EEPROM. Both the design and manufacture technologies have been taking a lead position among the domestic products. Currently, the Company has completed the logic design and front-end design, and has proceeded to back end design and preparations for layout and foundry.

2.2 Network Security Products

Develop application specific security gateway applicable in areas such as securities trading system and tax collection

The Company has launched a full-scale engagement in the research and development of specific security gateway products and carried out product performance enhancement according to customers' requirements, which includes:

Access control gateway: The Company has designed and released V1.0 edition, setting up with new functions such as SJY01 encryption card support and users' group.

JB-FW gateway firewall: The Company has upgraded the product into V2.0 edition, modified the original functions and planed to adjust the core level for more functions.

VPN encryption gateway: The Company has developed V1.0 edition, which is characterized by an overall security resolution of "gateway-to-gateway" and "gateway-to-Win98" encryption terminals.

Network monitor system: New functions such as editing and reporting were established for system optimization.

On network security hardware, the Company has developed SJY01-A encryption card, SZD02 encryption card and SJY04 encryption card. At present, these products are all under batch production. In addition, the encryption module of SJL13 link encryption equipment has passed stability examination.

2.3 Smart Card Application System

Research and develop smart card logistics management system and property management system	In view of the rapid development of logistics management and customer demands, the Company has developed electrical counter label products. The Company has also applied contactless electrical counter label for inventory categorization and index.
Research and develop intelligence household management	To meet the demand for community property management in real estate industry, the Company has designed property management software and commenced testing and development. It is expected that such software would greatly enhance the effectiveness of property management in residential area.

2.4 GPS Application System

Develop application specific GPS Application System JB-350M	The Company has intensified market survey to fathom the potential demand for JB-350M GPS products and has defined future development direction and product functions.
Conduct in depth research on 3rd generation GPS Application System JB-350M	Examination on our proprietary GPS taxi dispatching system has been concluded and proceeded to product promotion and marketing stage.
Conduct preliminary testing on cross cities GPS network and trial run on two cities	Based on the existing GPS, GIS and GSM public network systems, the Company has commenced research and development on specific GPS products for long distance transportation and material distribution industries. Currently, the Company has acquired substantial information on customers' needs and defined function setups accordingly.

2.5 WFAS

Commence study of security wireless alarm system	Based on the study on security wireless alarm system, the Company has completed the fire fighting communication and command system project in Haikou.
Start study of application specific WFAS (e.g. warehouse and small scale residential community)	The Company has commenced the design on regional wireless fire alarm system and has completed the design principle and the hardware circuits.

Conduct testing and review on the trial 3rd generation WFAS	The Company has conducted testing on the transmitter and receiver of 3rd generation WFAS, and started system testing and review.
Amount to be financed by the net proceeds from the Placing : RMB9,200,000	***Amount utilized by the net proceeds from the Placing : RMB 5,896,000***

3. **Production**

3.1 **Security ICs**

Commence trial production of 2nd generation Security ICs	The Company has purchase orders for 10,000 pieces of 2nd generation Security ICs on hand, which has been under batch production.

3.2 **Network Security Products**

Continue production of existing Network Security Products	The Company has produced 45 sets of JB-FW firewall products and 12 sets of JB-SG2 security gateway products.

3.3 **Smart Card Application System**

Commence trial production of smart card object classification system	The Company has commenced research and development of container warehouse storage electrical label automatic search system. In the second quarter, the Company has designed and produced material classification system for sports games and such system has been applied in "Dragon Cup" Asia Iron Man Triathlon Championships held in Xuzhou.
Continue production of existing Smart Card Application System	The Company has continued the development and production on existing smart card application system. The Company has installed 125 sets of POS machines for National Patent Bureau and other government authorities, and produced 100 sets of smart card consumption machines and smart card locks for Campus Smart Card Project.

3.4 GPS Application System

Continue full-scale production of 1st generation GPS Application System (JB230M) products	The Company has finished modulation on the analogy application system of the 1st generation GPS application system (JB230M) and further modified system performance. The product is under technological process design and is ready for mass production.

3.5 WFAS

Commence full-scale production of 2nd generation WFAS products	The Company has initiated the full-scale production 2nd generation WFAS products.
Continue full-scale production and assembly of existing WFAS products	The Company has continued the full-scale production and assembly of existing WFAS products.

4. Relevant approvals and permits

4.1 Security ICs

Currently, no approval or permit is required for existing products.

4.2 Network Security Products

The security report of SZD02 bank terminal certificate has been passed the examination of the China State Cryptography Control Authority Office ("CSCCAO"). The Company has also prepared and submitted the security reports of SJY04 encryption card, SJY01 encryption card and SJL13 link encryption equipment to CSCCAO for review.

4.3 Smart Card Application System

Currently, no approval or permit is required for existing application system projects..

4.4 GPS Application System

GPS (230M) vehicle unit has been awarded acceptance quality certificate from the Ministry of Public Security.

4.5 WFAS

The Company has submitted the third-generation WFAS products and relevant materials to Shenyang Fire Protection E-Product Intendance Proof-test Centre and Nation Fire Protection Quality Intendance Proof-test Centre for proof-test and acceptance.

5. Marketing activities

5.1	Establish sales network in southern China	The Company has vigorously explored sales channels and organized regional distribution agents to further expand market share. The Company has concluded distribution agreements with agents in Chengdu, Wuhan, Shengyang, Beijing, Dalian, Hangzhou, Tianjin, Shenzhen and other regions.
5.2	Participate in professional exhibitions and trade shows in Beijing and Shanghai	The Company has attended a number of large-scale exhibitions and conferences to promote our embedded system products and our research achievements, including: (1) China Beijing International High-Tech Industries Week & China Beijing International Sci-Tech Fair and Venture Investment Workshop & Conference during 10-15 May 2001; (2) China International Software Exhibition and Technology Symposium during 28-30 June 2001; (3) Beijing New Security Products and Technologies Exhibition sponsored by the Ministry of Public Security during 27-30 June 2001.
5.3	Commence roadshows in eastern and southern China and conduct trade shows and seminars in Shenzhen	The Company has engaged in different kinds of forums and exhibitions concerning the Information Industry, including: (1) China E-Commerce Exhibition in Beijing; (2) Customer Seminars in Gansu, Shenzhen and Chengdu in relation to customers' needs and demand; (3) Network Security Working Conference in Gansu province; (4) Product roadshow in Guangzhou; (5) Product exhibition hosted by the People's Bank of China; (6) Gold Shield Working Conferences organized by the Public Security Department in Xinjiang province and Hebei province respectively.
5.4	Continue the Company's advertising plan such as placing advertisements in industry-related magazines	To promote our corporate image, the Company has contributed a lot of efforts in advertising and other marketing activities and has maintained good relations with mass media.

In January, Beijing TV Station and the Company jointly hosted "Jade Bird Universal Cup College Student Network Security Knowledge Contest";

The Company has advertised Jade Bird security gateway firewall products on a well-known IT magazine "Computer World" for 40 consecutive weeks;

The Company has also promoted the communication module on a magazine "Component Express" during April and May.

Through the above-mentioned activities, the Company's products become more popular in the PRC market.

Amount to be financed by the net proceeds from the Placing : RMB8,500,000	**Amount utilized by the net proceeds from the Placing : RMB 1,944,000**

FUTURE PROSPECTS

With the PRC's imminent entry to World Trade Organization and the Olympic Games to be held in Beijing in 2008, it is expected that the PRC government will increase the investments in information and telecommunication infrastructure and place more emphasis on the development of information security technology. In July this year, the Company successfully obtained customer orders for smart card application systems products for sports related electronic instruments such as timing system and electronic meters. The trend for the world's economic and regional unification has ignited extensive cross-countries and cross-borders communications which rely heavily on networks as the medium of transmission. The rapid development of the Internet has brought a huge demand in computers and related products from the general public. The great potentials of the PRC market and the country's significant status in the Asia Pacific region will certainly bring various opportunities to the Company.

As the domestic market for network security products has become more matured, demand for products in network attack and defense applications, security assessment, security test, confidentiality test and other fields also increases. The Company will continue to strengthen its cooperation with various government departments and to reinforce the research and development on projects such as network attack and defense applications system, security assessment system, and security services. The Company will also strive to expand its market channels and improve its product quality. In addition, the Company will continue to enhance their quality and performance of existing products such as security gateway, firewall and encryption cards and to maintain the sales growth.

As one of the leading embedded system developers and integrated circuits designers in the PRC, integrated circuit design is the core of the Company's technology for each business. The Company will strive to place close attention to integrated circuit manufacturing industry so as to meet the technological development requirement of the Company, and hence further enhance an advanced status in technological development.

The Company's public and specific networks based GPS products have successfully passed the government examination and are ready for mass production. The Company plans to provide 230 sets of GPS products for the 2001 World College Students Games in Beijing. The Company will further cooperate with the taxi industry by installing our GPS products in 10,000 to 20,000 taxis to help "JBU" as a famous brand name for domestic GPS products.

For smart card applications system products, the Company will soon launch a series of sports related hi-tech products including electronic meters, payment systems and other products. Among the smart card applications system products, the POS payment system will be made compatible with the payment network of the Industrial and Commercial Bank of China and the Communications Bank of China and will be presented as a product package.

The Company anticipated that the sales volume to be achieved by "Hebei Beida Jade Bird Universal Fire Equipment Limited" in the next three years reach RMB10 million, RMB 20 million and RMB 30 million respectively.

In the second half of this year, the Company will continue to participate in various large-scale hi-tech exhibitions and strengthen the strategic alliance with government bodies and financial organizations. The Company will also establish closer ties with Peking University and other strategic investors so as to expand our business scope and hence the market shares.

DIRECTORS' AND SUPERVISORS' INTERESTS IN SHARES

As at 30 June 2001, except for those shares held through Heng Huat Investments Limited ("Heng Huat") as set out below, none of the Directors and the supervisors of the Company (the "Supervisors") or their associates had any personal, family, corporate or other interests in the shares of the Company or associated corporations, if any, pursuant to section 29 of the SDI Ordinance.

Heng Huat

Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue, all executive Directors of the Company, are trustees holding 60, 20 and 20 shares out of 100 shares in the issued share capital of Heng Huat. Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue are also directors of Heng Huat.

By a Declaration of Trust made as a deed on 19 July 2000, Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue declared that they held the shares of Heng Huat as trustees for the benefits of 477 employees of the Jade Bird Group and the Company. Heng Huat and Gamerian Limited are the two shareholders beneficially entitled to approximately 93.37% and approximately 6.63% respectively in the issued share capital of Dynamic Win Assets Limited ("Dynamic Win").

The beneficial interests of the Directors and Supervisors in the share capital of the Company are deemed as follows:

Director/Supervisor	Type of interests	Number of Shares	Percentage of deemed beneficial interest in the Company's share capital
Mr. Xu Zhen Dong	Other	76,874,140	7.97%
Mr. Zhang Wan Zhang	Other	21,732,240	2.25%
Ms. Liu Yue	Other	21,732,240	2.25%
Mr. Xu Zhi Xiang	Other	8,086,500	0.84%
Mr. Chen Zhong	Other	8,086,500	0.84%
Prof. Yang Fu Qing	Other	12,129,750	1.26%
Prof. Wang Yang Yuan	Other	12,129,750	1.26%
Mr. Zhang Yong Li*	Other	4,043,250	0.42%
Mr. Li Chun*	Other	336,680	0.03%
Mr. Fan Yi Min*	Other	151,600	0.02%

* *Supervisors*

DIRECTORS' AND SUPERVISORS' RIGHTS TO ACQUIRE H SHARES

Save as disclosed above, during the period ended 30 June 2001, none of the Directors or Supervisors was granted options to subscribe for H shares of the Company. As at 30 June 2001, none of the Directors or the Supervisors had any rights to acquire H shares in the Company.

SUBSTANTIAL SHAREHOLDERS

As at 30 June 2001, the only persons directly or indirectly entitled to exercise or control the exercise of 10% or more of the voting power at general meetings of the Company, or otherwise interested in 10% or more of the issued share capital of the Company were as follows:

Shareholder	Number of Promoters' Shares	Approximate effective interests in the Company
Peking University (Note 1)	221,345,350	22.96%
Beijing Beida Jade Bird Software System Company ("Jade Bird Software") (Note 2)	136,345,350	14.14%
Dynamic Win (Note 3)	220,000,000	22.82%
Heng Huat (Note 3)	205,414,000	21.31%

Notes :

(1) Peking University, through Jade Bird Software, Jade Bird, Yu Huan and Beijing Tianqiao, has effective interests in the Company comprising :

(a) 85,000,000 shares (representing approximately 8.82% of the Company's issued share capital) held by Yu Huan, which is beneficially wholly-owned by Peking University;

(b) 110,000,000 shares (representing approximately 11.41% of the Company's issued share capital) held by Jade Bird Software, which is beneficially wholly-owned by Peking University;

(c) 18,400,000 shares (representing approximately 1.91% of the Company's issued share capital) held through Jade Bird, which is approximately 46% owned by Peking University;

(d) 7,945,350 shares (representing approximately 0.82% of the Company's issued share capital) held through Beijing Tianqiao, which is approximately 10.60% owned by Peking University.

(2) The interests of Jade Bird Software comprises :

(a) 110,000,000 shares (representing approximately 11.41% of the Company's issued share capital) held by Jade Bird Software;

(b) 18,400,000 shares (representing approximately 1.91% of the Company's issued share capital) held through Jade Bird, which is approximately 46% owned by Jade Bird Software;

(c) 7,945,350 shares (representing approximately 0.82% of the Company's issued share capital) held through Beijing Tianqiao, which is approximately 10.60% owned by Jade Bird Software.

(3) Dynamic Win is a limited liability company incorporated in Hong Kong under the Companies Ordinance, the shareholding of which is held as to approximately 6.63% by Gamerian Limited and approximately 93.37% by Heng Huat. Gamerian Limited is a wholly owned subsidiary of New World CyberBase Limited, which is a company whose shares are listed on the Main Board of the Stock Exchange. Heng Huat is a company incorporated in the British Virgin Islands, the entire issued share capital of which is held by three of the executive directors of the Company as trustees for the benefits of the qualified employees of the Jade Bird Group and the Company.

SPONSOR'S INTEREST

As at 30 June 2001, New World CyberBase Limited, an associate of the Company's sponsor, Tai Fook Capital Limited ("Tai Fook"), held 70,000,000 Promoters' Shares of the Company. In addition, New World CyberBase Limited through its another wholly owned subsidiary, Gamerian Limited, held a 6.63% shareholding in Dynamic Win which in turn held 220,000,000 Promoters' Shares of the Company.

Save as disclosed above, Tai Fook (including its directors and employees) and its associates, do not have any interest in the Company as at 30 June 2001.

Pursuant to the Sponsor's agreement dated 19 July 2000 between the Company and Tai Fook, Tai Fook received a fee for acting as the Company's retained sponsor for the period from 27 July 2000 to 31 December 2002.

COMPETING INTERESTS

None of the Directors, the management shareholders of the Company and their respective associate (as defined in the GEM Listing Rules) had an interest in a business which competes or may compete with the businesses of the Company.

AUDIT COMMITTEE

The Company established an audit committee on 5 July 2000 with terms of reference in compliance with Rules 5.23, 5.24 and 5.25 of the GEM Listing Rules. The primary duties of the Audit Committee are to review the financial reporting process and internal control system of the Company. The Audit Committee has two members namely, the two independent non-executive Directors, Ms. Liu Yong Ping and Prof. Nan Xiang Hao.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S H SHARES

For the period ended 30 June 2001, the Company did not purchase, sell or redeem any of the Company's H shares.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 11 August 2001.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for 7 days from the date of its posting.

青鸟环宇

JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

02 MAR -6 AM 8:36

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

INTERIM RESULTS
FOR THE PERIOD ENDED 30 JUNE 2001

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM. The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

This report, for which the directors of the Company (the "Directors") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this report is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this report misleading; and (3) all opinions expressed in this report have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

INTERIM RESULTS
For the period ended 30 June 2001

HIGHLIGHTS

- Achieved a turnover of RMB40,794,000 representing a growth of 160% in turnover as compared to the corresponding period last year
- Accomplished a net profit of RMB13,460,000 representing an increase of 43% in net profit as compared to the corresponding period last year
- Earnings per share is RMB1.40 cents
- Maintained a strong financial position with RMB312 million cash on hand
- Invested RMB7.5 million in a joint venture company, namely "Hebei Beida Jade Bird Universal Fire Equipment Limited" for manufacture and distribution of fire fighting equipment
- Appointed as sales agent for several well-known foreign security products and for provision of technical support and training
- The security report of SZD02 bank terminal certificate was passed the examination of the China State Cryptography Control Authority Office
- GPS (230M) vehicle unit was awarded acceptance quality certificate from the Ministry of Public Security
- Concluded distribution agreements with agents in Chengdu, Wuhan, Shengyang, Beijing, Dalian, Hangzhou, Tianjin, Shenzhen and other regions

INTERIM RESULTS

The board of Directors (the "Board") of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") and its subsidiary (the "Group") is pleased to announce the unaudited consolidated interim results of the Group for the three months ended and six months ended 30 June 2001 together with the unaudited comparative figures for the corresponding period in 2000 are as follows:

	Note	1/4/2001 to 30/6/2001 RMB'000	1/4/2000 to 30/6/2000 RMB'000	1/1/2001 to 30/6/2001 RMB'000	1/1/2000 to 30/6/2000 RMB'000
Turnover	2	27,282	15,085	40,794	15,666
Operating expenses:					
Material and equipment		(10,705)	(809)	(18,569)	(1,560)
Employment costs		(4,735)	(1,128)	(8,282)	(2,183)
Depreciation of fixed assets		(1,052)	(529)	(2,030)	(972)
Other operating expenses		(2,717)	(1,286)	(5,163)	(1,596)
Profit from operations		8,073	11,333	6,750	9,355
Interest income		2,983	28	6,710	28
Profit before taxation		11,056	11,361	13,460	9,383
Taxation	3	–	–	–	–
Profit attributable to shareholders		11,056	11,361	13,460	9,383
Earnings per share – basic (RMB cents)	4	1.15	1.62	1.40	1.34

Notes:

1. **Group reorganization and basis of presentation**

The Company was incorporated as a Sino-foreign joint stock company with limited liability in Beijing, the People's Republic of China (the "PRC") on 29 March 2000. The Company's shares have been listed on the Growth Enterprise Market (the "GEM") of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") since 27 July 2000.

On 17 April 2000, the Company has completed a reorganisation as set out in the Company's Prospectus dated 20 July 2000 (the "Reorganisation"). The Reorganisation involved entities under common control and the Company resulting from the Reorganisation is regarded as a continuing business. Accordingly, the Reorganisation has been accounted for on the basis of merger accounting, under which the financial statements have been prepared as if the Reorganisation had been completed as at 1 January 2000 and the business activities had been conducted by the Company since 1 January 2000, rather than from the date on which the Reorganisation was completed.

The principal accounting policies adopted in preparing the audited consolidated results conform to Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants and accounting principles generally accepted in Hong Kong.

2. **Turnover**

Turnover included sales of embedded system products and the provision of total solution services after deducting the applicable sales taxes as follows:

	1/4/2001 to 30/6/2001 *RMB'000*	1/4/2000 to 30/6/2000 *RMB'000*	1/1/2001 to 30/6/2001 *RMB'000*	1/1/2000 to 30/6/2000 *RMB'000*
Sales of embedded systems and related products	17,764	10	30,611	28
Total solution contracts	9,518	15,075	10,183	15,638
Total turnover	27,282	15,085	40,794	15,666

3. **Taxation**

(a) *Enterprise income tax ("EIT")*

The Company, being located in the Beijing New Technology Development Experimental Zone is subject to a reduced EIT rate of 15%. It is exempted from EIT for three years starting from Year 2000, its first operating year, followed by a 50% reduction of EIT from the fourth to the sixth year.

(b) *Value-added tax ("VAT")*

The Company is subject to VAT in the PRC levied at the rate of 17% on the amount of sales of its products as well as provision of processing, repairs and replacement services in the PRC. VAT paid on the Company's purchases may be used to offset the VAT on the sales amount to arrive at the net VAT payable.

(c) *Business tax ("BT")*

The Company is subject to the PRC BT on the provision of maintenance, support and training services in the PRC. The BT rate is 5% on the related revenue.

4. **Earnings per share**

The calculation of earnings per share for three months ended and six months ended 30 June 2001 was based on the profit attributable to shareholders of approximately RMB11,056,000 and RMB13,460,000 respectively (2000 – RMB11,361,000 and RMB9,383,000) and on the weighted average number of 964,000,000 shares (2000 – 700,000,000 shares adjusted for the effect of the subdivision of shares made by the Company in December 2000) in issue during the period, according to the basis of presentation described in Note 1.

No diluted earnings per share was presented as there were no dilutive potential ordinary shares outstanding.

INTERIM DIVIDEND

The Directors do not recommend the payment of an interim dividend for the period. (2000 – Nil)

BUSINESS REVIEW

Introduction

The Company has maintained a stable growth during the first half of this financial year. For the six months ended 30 June 2001, the Company has accomplished a revenue of RMB40,794,000 and a net profit RMB13,460,000 . This represented a growth of 160% in revenue and a growth of 43% in net profit as compared to the first half of the previous financial year.

Sales of network security products was the major source of income during the first half of this year. The sales revenue from network security products amounted to RMB15,460,000 and accounted for 38% of the total revenue. Because of the improvement in function and quality of our Company's network security products and increasing acceptance by the domestic market, the sales revenue from network security products also increased.

In June this year, the Company invested RMB7.5 million, which accounted for 75% of the equity interest, in a joint venture company, namely "Hebei Beida Jade Bird Universal Fire Equipment Limited". The joint venture company has a registered capital of RMB10 million and is mainly engaged in the manufacture and sale of fire equipment, machinery and communications equipment. Currently, certain products of the joint venture company, including JB-QB/LN1010 Regional Fire Alarm Controller, J-SAP-M-JBF-101F Manual Fire Alarm Button, JTY-GD-LN2100 Thermal-powered Smoke Sensor, JTW-ZD-LN2110 Thermostatic Fire Sensor and JB-TB-JBF-11S Fire Alarm Controller have already passed the quality examination of Nation Fire Protection E-Product Quality Intendance Proof-test Center.

In the first half of this year, the Company has also been appointed as sales agent for several well-known foreign security products and for provision of technical support and training. As at 30 June 2001, the Company has concluded sales agent agreements with SYMANTEC (Beijing) Limited, Veritas Software Company and NETWORK-1 Security Systems (China) Limited. The Company has also provided services and training for the Bank of China, China Telecom, the People's Insurance Company of China, Huatai Insurance Company, China Xinda Assets Management Company, China Yinhe Securities Limited.

COMPARISON OF BUSINESS OBJECTIVES WITH ACTUAL BUSINESS PROGRESS

Business Objectives as stated in the Prospectus	Actual business progress up to the end of 30 June 2001
1. Embedded Systems	
1.1 Software	
Conduct testing and revaluation of experimental model	Based on the analysis and study of the embedded systems applications, the Company has completed an evaluation on the instruction processing system for embedded software development and confirmed the developing platform of embedded software.

Business Objectives as stated in the Prospectus	Actual business progress up to the end of 30 June 2001
1.2 Hardware	
1.2.1 Embedded microprocessor	
Complete circuit design including: – research on EEPROM design technology – research on ASIC design methodology	For embedded microprocessor, the Company has completed the design and simulation of EEPROM model and has proceeded to the circuit design of embedded EEPROM module. Development on high-level design methodology based on VHDL has been completed and passed the technical review.
Complete layout design of embedded microprocessor	The Company has completed the layout design of 8-bit microprocessor and now proceeded to the FPGA function verification before fabrication.
1.2.2 ASIC	
Commence research on mix signal integrated circuit design technology	The Company has conducted research on mixed signal integrated circuit design technology such as timer circuit design and frequency display circuit design.
Amount to be financed by the net proceeds from the Placing : RMB7,300,000	**Amount utilized by the net proceeds from the Placing : RMB498,000**
2. Products Development	
2.1 Security ICs	
Commence research and development of 3rd generation Security ICs	The Company has commenced the design and development of 3rd generation Security ICs jointly with Jiangnan Computer Technology Institute. The future production of 128-bit module encryption algorithm, which has been approved by relevant government authorities, will apply the 0.35 µm CMOS technology of embedded EEPROM. Both the design and manufacture technologies have been taking a lead position among the domestic products. Currently, the Company has completed the logic design and front-end design, and has proceeded to back end design and preparations for layout and foundry.

Business Objectives as stated in the Prospectus	Actual business progress up to the end of 30 June 2001
2.2 Network Security Products	
Develop application specific security gateway applicable in areas such as securities trading system and tax collection	The Company has launched a full-scale engagement in the research and development of specific security gateway products and carried out product performance enhancement according to customers' requirements, which includes: Access control gateway: The Company has designed and released V1.0 edition, setting up with new functions such as SJY01 encryption card support and users' group. JB-FW gateway firewall: The Company has upgraded the product into V2.0 edition, modified the original functions and planed to adjust the core level for more functions. VPN encryption gateway: The Company has developed V1.0 edition, which is characterized by an overall security resolution of "gateway-to-gateway" and "gateway-to-Win98" encryption terminals. Network monitor system: New functions such as editing and reporting were established for system optimization. On network security hardware, the Company has developed SJY01-A encryption card, SZD02 encryption card and SJY04 encryption card. At present, these products are all under batch production. In addition, the encryption module of SJL13 link encryption equipment has passed stability examination.

Business Objectives as stated in the Prospectus	Actual business progress up to the end of 30 June 2001
2.3 Smart Card Application System	
Research and develop smart card logistics management system and property management system	In view of the rapid development of logistics management and customer demands, the Company has developed electrical counter label products. The Company has also applied contactless electrical counter label for inventory categorization and index.
Research and develop intelligence household management	To meet the demand for community property management in real estate industry, the Company has designed property management software and commenced testing and development. It is expected that such software would greatly enhance the effectiveness of property management in residential area.
2.4 GPS Application System	The Company has intensified market survey to fathom the potential demand for JB-350M GPS products and has defined future development direction and product functions.
Develop application specific GPS Application System JB-350M	
Conduct in depth research on 3rd generation GPS Application System JB-350M	Examination on our proprietary GPS taxi dispatching system has been concluded and proceeded to product promotion and marketing stage.
Conduct preliminary testing on cross cities GPS network and trial run on two cities	Based on the existing GPS, GIS and GSM public network systems, the Company has commenced research and development on specific GPS products for long distance transportation and material distribution industries. Currently, the Company has acquired substantial information on customers' needs and defined function setups accordingly.
2.5 WFAS	
Commence study of security wireless alarm system	Based on the study on security wireless alarm system, the Company has completed the fire fighting communication and command system project in Haikou.

Business Objectives as stated in the Prospectus	Actual business progress up to the end of 30 June 2001
Start study of application specific WFAS (e.g. warehouse and small scale residential community)	The Company has commenced the design on regional wireless fire alarm system and has completed the design principle and the hardware circuits.
Conduct testing and review on the trial 3rd generation WFAS	The Company has conducted testing on the transmitter and receiver of 3rd generation WFAS, and started system testing and review.
Amount to be financed by the net proceeds from the Placing : RMB9,200,000	**Amount utilized by the net proceeds from the Placing : RMB5,896,000**
3. Production	
3.1 Security ICs	
Commence trial production of 2nd generation Security ICs	The Company has purchase orders for 10,000 pieces of 2nd generation Security ICs on hand, which has been under batch production.
3.2 Network Security Products	
Continue production of existing Network Security Products	The Company has produced 45 sets of JB-FW firewall products and 12 sets of JB-SG2 security gateway products.
3.3 Smart Card Application System	
Commence trial production of smart card object classification system	The Company has commenced research and development of container warehouse storage electrical label automatic search system. In the second quarter, the Company has designed and produced material classification system for sports games and such system has been applied in "Dragon Cup" Asia Iron Man Triathlon Championships held in Xuzhou.
Continue production of existing Smart Card Application System	The Company has continued the development and production on existing smart card application system. The Company has installed 125 sets of POS machines for National Patent Bureau and other government authorities, and produced 100 sets of smart card consumption machines and smart card locks for Campus Smart Card Project.

Business Objectives as stated in the Prospectus	Actual business progress up to the end of 30 June 2001
3.4 GPS Application System	
Continue full-scale production of 1st generation GPS Application System (JB230M) products	The Company has finished modulation on the analogy application system of the 1st generation GPS application system (JB230M) and further modified system performance. The product is under technological process design and is ready for mass production.
3.5 WFAS	
Commence full-scale production of 2nd generation WFAS products	The Company has initiated the full-scale production 2nd generation WFAS products.
Continue full-scale production and assembly of existing WFAS products	The Company has continued the full-scale production and assembly of existing WFAS products.

4. Relevant approvals and permits

4.1 Security ICs

Currently, no approval or permit is required for existing products.

4.2 Network Security Products

The security report of SZD02 bank terminal certificate has been passed the examination of the China State Cryptography Control Authority Office ("CSCCAO"). The Company has also prepared and submitted the security reports of SJY04 encryption card, SJY01 encryption card and SJL13 link encryption equipment to CSCCAO for review.

4.3 Smart Card Application System

Currently, no approval or permit is required for existing application system projects.

4.4 GPS Application System

GPS (230M) vehicle unit has been awarded acceptance quality certificate from the Ministry of Public Security.

4.5 WFAS

The Company has submitted the third-generation WFAS products and relevant materials to Shenyang Fire Protection E-Product Intendance Proof-test Centre and Nation Fire Protection Quality Intendance Proof-test Centre for proof-test and acceptance.

Business Objectives as stated in the Prospectus	Actual business progress up to the end of 30 June 2001
5. Marketing activities	
5.1 Establish sales network in southern China	The Company has vigorously explored sales channels and organized regional distribution agents to further expand market share. The Company has concluded distribution agreements with agents in Chengdu, Wuhan, Shengyang, Beijing, Dalian, Hangzhou, Tianjin, Shenzhen and other regions.
5.2 Participate in professional exhibitions and trade shows in Beijing and Shanghai	The Company has attended a number of large-scale exhibitions and conferences to promote our embedded system products and our research achievements, including: (1) China Beijing International High-Tech Industries Week & China Beijing International Sci-Tech Fair and Venture Investment Workshop & Conference during 10-15 May 2001; (2) China International Software Exhibition and Technology Symposium during 28-30 June 2001; (3) Beijing New Security Products and Technologies Exhibition sponsored by the Ministry of Public Security during 27-30 June 2001.
5.3 Commence roadshows in eastern and southern China and conduct trade shows and seminars in Shenzhen	The Company has engaged in different kinds of forums and exhibitions concerning the Information Industry, including: (1) China E-Commerce Exhibition in Beijing; (2) Customer Seminars in Gansu, Shenzhen and Chengdu in relation to customers' needs and demand; (3) Network Security Working Conference in Gansu province; (4) Product roadshow in Guangzhou;

Business Objectives as stated in the Prospectus	Actual business progress up to the end of 30 June 2001
	(5) Product exhibition hosted by the People's Bank of China;
	(6) Gold Shield Working Conferences organized by the Public Security Department in Xinjiang province and Hebei province respectively.
5.4 Continue the Company's advertising plan such as placing advertisements in industry-related magazines	To promote our corporate image, the Company has contributed a lot of efforts in advertising and other marketing activities and has maintained good relations with mass media. In January, Beijing TV Station and the Company jointly hosted "Jade Bird Universal Cup College Student Network Security Knowledge Contest"; The Company has advertised Jade Bird security gateway firewall products on a well-known IT magazine "Computer World" for 40 consecutive weeks; The Company has also promoted the communication module on a magazine "Component Express" during April and May. Through the above-mentioned activities, the Company's products become more popular in the PRC market.
Amount to be financed by the net proceeds from the Placing : RMB8,500,000	**Amount utilized by the net proceeds from the Placing : RMB1,944,000**

FUTURE PROSPECTS

With the PRC's imminent entry to World Trade Organization and the Olympic Games to be held in Beijing in 2008, it is expected that the PRC government will increase the investments in information and telecommunication infrastructure and place more emphasis on the development of information security technology. In July this year, the Company successfully obtained customer orders for smart card application systems products for sports related electronic instruments such as timing system and electronic meters. The trend for the world's economic and regional unification has ignited extensive cross-countries and cross-borders communications which rely heavily on networks as the medium of transmission. The rapid development of the Internet has brought a huge demand in computers and related products from the general public. The great potentials of the PRC market and the country's significant status in the Asia Pacific region will certainly bring various opportunities to the Company.

As the domestic market for network security products has become more matured, demand for products in network attack and defense applications, security assessment, security test, confidentiality test and other fields also increases. The Company will continue to strengthen its cooperation with various government departments and to reinforce the research and development on projects such as network attack and defense applications system, security assessment system, and security services. The Company will also strive to expand its market channels and improve its product quality. In addition, the Company will continue to enhance their quality and performance of existing products such as security gateway, firewall and encryption cards and to maintain the sales growth.

As one of the leading embedded system developers and integrated circuits designers in the PRC, integrated circuit design is the core of the Company's technology for each business. The Company will strive to place close attention to integrated circuit manufacturing industry so as to meet the technological development requirement of the Company, and hence further enhance an advanced status in technological development.

The Company's public and specific networks based GPS products have successfully passed the government examination and are ready for mass production. The Company plans to provide 230 sets of GPS products for the 2001 World College Students Games in Beijing. The Company will further cooperate with the taxi industry by installing our GPS products in 10,000 to 20,000 taxis to help "JBU" as a famous brand name for domestic GPS products.

For smart card applications system products, the Company will soon launch a series of sports related hi-tech products including electronic meters, payment systems and other products. Among the smart card applications system products, the POS payment system will be made compatible with the payment network of the Industrial and Commercial Bank of China and the Communications Bank of China and will be presented as a product package.

The Company anticipated that the sales volume to be achieved by "Hebei Beida Jade Bird Universal Fire Equipment Limited" in the next three years reach RMB10 million, RMB 20 million and RMB 30 million respectively.

In the second half of this year, the Company will continue to participate in various large-scale hi-tech exhibitions and strengthen the strategic alliance with government bodies and financial organizations. The Company will also establish closer ties with Peking University and other strategic investors so as to expand our business scope and hence the market shares.

DIRECTORS' AND SUPERVISORS' INTERESTS IN SHARES

As at 30 June 2001, except for those shares held through Heng Huat Investments Limited ("Heng Huat") as set out below, none of the Directors and the supervisors of the Company (the "Supervisors") or their associates had any personal, family, corporate or other interests in the shares of the Company or associated corporations, if any, pursuant to section 29 of the SDI Ordinance.

Heng Huat

Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue, all executive Directors of the Company, are trustees holding 60, 20 and 20 shares out of 100 shares in the issued share capital of Heng Huat. Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue are also directors of Heng Huat.

By a Declaration of Trust made as a deed on 19 July 2000, Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue declared that they held the shares of Heng Huat as trustees for the benefits of 477 employees of the Jade Bird Group and the Company. Heng Huat and Gamerian Limited are the two shareholders beneficially entitled to approximately 93.37% and approximately 6.63% respectively in the issued share capital of Dynamic Win Assets Limited ("Dynamic Win").

The beneficial interests of the Directors and Supervisors in the share capital of the Company are deemed as follows:

Director/Supervisor	Type of interests	Number of Shares	Percentage of deemed beneficial interest in the Company's share capital
Mr. Xu Zhen Dong	Other	76,874,140	7.97%
Mr. Zhang Wan Zhang	Other	21,732,240	2.25%
Ms. Liu Yue	Other	21,732,240	2.25%
Mr. Xu Zhi Xiang	Other	8,086,500	0.84%
Mr. Chen Zhong	Other	8,086,500	0.84%
Prof. Yang Fu Qing	Other	12,129,750	1.26%
Prof. Wang Yang Yuan	Other	12,129,750	1.26%
Mr. Zhang Yong Li*	Other	4,043,250	0.42%
Mr. Li Chun*	Other	336,680	0.03%
Mr. Fan Yi Min*	Other	151,600	0.02%

* *Supervisors*

DIRECTORS' AND SUPERVISORS' RIGHTS TO ACQUIRE H SHARES

Save as disclosed above, during the period ended 30 June 2001, none of the Directors or Supervisors was granted options to subscribe for H shares of the Company. As at 30 June 2001, none of the Directors or the Supervisors had any rights to acquire H shares in the Company.

SUBSTANTIAL SHAREHOLDERS

As at 30 June 2001, the only persons directly or indirectly entitled to exercise or control the exercise of 10% or more of the voting power at general meetings of the Company, or otherwise interested in 10% or more of the issued share capital of the Company were as follows:

Shareholder	Number of Promoters' Shares	Approximate effective interests in the Company
Peking University *(Note 1)*	221,345,350	22.96%
Beijing Beida Jade Bird Software System Company ("Jade Bird Software") *(Note 2)*	136,345,350	14.14%
Dynamic Win *(Note 3)*	220,000,000	22.82%
Heng Huat *(Note 3)*	205,414,000	21.31%

Notes :

(1) Peking University, through Jade Bird Software, Jade Bird, Yu Huan and Beijing Tianqiao, has effective interests in the Company comprising:

(a) 85,000,000 shares (representing approximately 8.82% of the Company's issued share capital) held by Yu Huan, which is beneficially wholly-owned by Peking University;

(b) 110,000,000 shares (representing approximately 11.41% of the Company's issued share capital) held by Jade Bird Software, which is beneficially wholly-owned by Peking University;

(c) 18,400,000 shares (representing approximately 1.91% of the Company's issued share capital) held through Jade Bird, which is approximately 46% owned by Peking University;

(d) 7,945,350 shares (representing approximately 0.82% of the Company's issued share capital) held through Beijing Tianqiao, which is approximately 10.60% owned by Peking University.

(2) The interests of Jade Bird Software comprises:

(a) 110,000,000 shares (representing approximately 11.41% of the Company's issued share capital) held by Jade Bird Software;

(b) 18,400,000 shares (representing approximately 1.91% of the Company's issued share capital) held through Jade Bird, which is approximately 46% owned by Jade Bird Software;

(c) 7,945,350 shares (representing approximately 0.82% of the Company's issued share capital) held through Beijing Tianqiao, which is approximately 10.60% owned by Jade Bird Software.

(3) Dynamic Win is a limited liability company incorporated in Hong Kong under the Companies Ordinance, the shareholding of which is held as to approximately 6.63% by Gamerian Limited and approximately 93.37% by Heng Huat. Gamerian Limited is a wholly owned subsidiary of New World CyberBase Limited, which is a company whose shares are listed on the Main Board of the Stock Exchange. Heng Huat is a company incorporated in the British Virgin Islands, the entire issued share capital of which is held by three of the executive directors of the Company as trustees for the benefits of the qualified employees of the Jade Bird Group and the Company.

SPONSOR'S INTEREST

As at 30 June 2001, New World CyberBase Limited, an associate of the Company's sponsor, Tai Fook Capital Limited ("Tai Fook"), held 70,000,000 Promoters' Shares of the Company. In addition, New World CyberBase Limited through its another wholly owned subsidiary, Gamerian Limited, held a 6.63% shareholding in Dynamic Win which in turn held 220,000,000 Promoters' Shares of the Company.

Save as disclosed above, Tai Fook (including its directors and employees) and its associates, do not have any interest in the Company as at 30 June 2001.

Pursuant to the Sponsor's agreement dated 19 July 2000 between the Company and Tai Fook, Tai Fook received a fee for acting as the Company's retained sponsor for the period from 27 July 2000 to 31 December 2002.

COMPETING INTERESTS

None of the Directors, the management shareholders of the Company and their respective associate (as defined in the GEM Listing Rules) had an interest in a business which competes or may compete with the businesses of the Company.

AUDIT COMMITTEE

The Company established an audit committee on 5 July 2000 with terms of reference in compliance with Rules 5.23, 5.24 and 5.25 of the GEM Listing Rules. The primary duties of the Audit Committee are to review the financial reporting process and internal control system of the Company. The Audit Committee has two members namely, the two independent non-executive Directors, Ms. Liu Yong Ping and Prof. Nan Xiang Hao.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S H SHARES

For the period ended 30 June 2001, the Company did not purchase, sell or redeem any of the Company's H shares.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 11 August 2001

青鸟环宇

JADE BIRD UNIVERSAL

北 京 北 大 青 鳥 環 宇 科 技 股 份 有 限 公 司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
Beijing Beida Jade Bird Universal Sci-Tech Company Limited

（於中華人民共和國註冊成立之股份有限公司）

中期業績
截至二零零一年六月三十日止期間

香港聯合交易所有限公司（「聯交所」）創業板（「創業板」）之特色

創業板乃為帶有高投資風險之公司提供一個上市之市場。尤其在創業板上市之公司毋須有過往溢利記錄，亦毋須預測未來溢利。此外，在創業板上市之公司可因其新興性質及該等公司經營業務之行業或國家而帶有風險。有意投資之人士應瞭解投資於該等公司之潛在風險，並應經過審慎周詳之考慮後方作出投資決定。創業板之較高風險及其它特色表示創業板較適合專業及其它資深投資者。

由於創業板上市之公司屬新興性質（乃屬發展階段），在創業板買賣之證券可能會較在聯交所主板買賣之證券承受較大之市場波動風險（在創業板所買賣證券之市場波動幅度或會較聯交所主板市場之證券為大），同時無法保證在創業板買賣之證券會有高流通量之市場。創業板發佈資料之主要方法為在聯交所為創業板而設之互聯網網頁上刊登。上市公司毋須在憲報指定報章刊登付款公佈披露資料。因此，有意投資之人士應注意，彼等須閱覽創業板網頁，方可取得創業板上市發行人之最新資料。

聯交所對本報告之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本報告全部或任何部份內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。

本報告包括之資料乃遵照香港聯合交易所有限公司《創業板證券上市規則》之規定而提供有關北京北大青鳥環宇科技股份有限公司（「本公司」）之資料。本公司各董事願就本報告共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知及所信：(i)本報告所載之資料在各重大方面均屬準確完整，且無誤導成份；(ii)本報告並無遺漏其他事實致使本報告所載任何內容產生誤導；及(iii)本報告所表達之一切意見乃經審慎周詳考慮後始作發表，並以公平合理之基準及假設為依據。

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
Beijing Beida Jade Bird Universal Sci-Tech Company Limited

（於中華人民共和國註冊成立之股份有限公司）

中期業績
截至二零零一年六月三十日止期間

概要

- 實現營業額人民幣40,794,000元，較去年同期增長約160%
- 創造純利人民幣13,460,000元，較去年同期增長約43%
- 每股盈利為人民幣1.40分
- 擁有雄厚的財政實力，持有現金人民幣3.12億元
- 出資人民幣7,500,000元，成立一家合資公司，名為「河北北大青鳥環宇消防設備有限公司」，主要從事消防設備的生產和銷售
- 獲國外的知名廠商委任為其安全產品之代理商，並就該類產品提供安全培訓
- SZD02銀行終端認證卡的安全審查報告已通過國家密碼辦公室審查
- GPS（230M）車載台產品已取得國家公安部產品檢測合格證
- 在成都、武漢、瀋陽、北京、大連、杭州、天津和深圳等地區與多家分支銷售機構和代理商簽訂代理協議

中期業績

北京北大青鳥環宇科技股份有限公司(「本公司」)及其附屬公司(「本集團」)的董事會(「董事會」)謹此提交本集團截至二零零一年六月三十日止三個月及六個月之未經審核綜合中期業績,連同二零零零年同期之未經審核比較數字載列如下:

	附註	1/4/2001至 30/6/2001 人民幣千元	1/4/2000至 30/6/2000 人民幣千元	1/1/2001至 30/6/2001 人民幣千元	1/1/2000至 30/6/2000 人民幣千元
收入	2	27,282	15,085	40,794	15,666
經營費用:					
材料及設備		(10,705)	(809)	(18,569)	(1,560)
聘用成本		(4,735)	(1,128)	(8,282)	(2,183)
固定資產折舊		(1,052)	(529)	(2,030)	(972)
其他經營費用		(2,717)	(1,286)	(5,163)	(1,596)
經營溢利		8,073	11,333	6,750	9,355
利息收入		2,983	28	6,710	28
稅前溢利		11,056	11,361	13,460	9,383
稅項	3	—	—	—	—
股東應佔溢利		11,056	11,361	13,460	9,383
每股盈利,基本(人民幣分)	4	1.15	1.62	1.40	1.34

1. **集團重組及呈報標準**

本公司於二零零零年三月二十九日在中華人民共和國依據《中華人民共和國公司法》成立為有限責任之外商投資股份有限公司。本公司於二零零零年七月二十七日在香港聯合交易所(「聯交所」)創業板上市。

二零零零年四月十七日,本公司完成了於二零零零年七月二十日發佈之招股章程所述的一項重組(「重組」)。重組涉及續營受共同控制的企業的業務。該等重組以合併會計法被視作同一利益合併處理,並假設該重組已於二零零零年一月一日完成,且由本公司從二零零零年一月一日起持續開展該等業務。

本公司經審核綜合業績中之主要會計準則乃遵照香港會計師公會頒佈的香港會計準則及香港一般公認之會計準則制訂。

2. 收入

收入包括銷售嵌入式系統產品及提供全面解決方案服務相應稅後收入如下：

	1/4/2001至 30/6/2001 *人民幣千元*	1/4/2000至 30/6/2000 *人民幣千元*	1/1/2001至 30/6/2001 *人民幣千元*	1/1/2000至 30/6/2000 *人民幣千元*
銷售嵌入式系統產品	17,764	10	30,611	28
提供全面解決方案服務	9,518	15,075	10,183	15,638
總收入	27,282	15,085	40,794	15,666

3. 稅項

(a) 企業所得稅

本公司位於北京市新技術產業開發試驗區，享有15%之優惠企業所得稅稅率。本公司自二零零零年起（即首個營運年度）三年免繳企業所得稅，其後第四至第六年則享有50%減免。

(b) 增值稅

本公司的增值稅為於中華人民共和國銷售或提供加工、維修及置換服務所收取費用之17%。本公司支付之增值稅可用以抵銷按銷售額所產出之增值稅以確定應付增值稅淨額。

(c) 營業稅

本公司須就其於中華人民共和國提供保養、支援及培訓等服務收益計提營業稅。營業稅率為總收益5%。

4. 每股盈利

本公司截至二零零一年六月三十日止三個月及六個月的每股基本溢利乃分別根據可分配之股東應佔溢利約人民幣11,056,000元及人民幣13,460,000元（二零零零年：約人民幣11,361,000元及人民幣9,383,000元），及按附註1所述之呈報基準，所計算的加權平均數964,000,000股（二零零零年：已調整因就本公司於二零零零年十二月進行之股本拆細的影響所計算的加權平均數700,000,000股）之已發行股本計算。

由於並無潛在可攤薄之已發行普通股，因此並無列示每股攤薄盈利。

中期股息

董事會不建議派發中期股息（二零零零年：無）。

業務回顧

概述

本公司於上半年度繼續保持穩定的業績增長。截至二零零一年六月三十日止六個月之收入為人民幣40,794,000元及盈利為人民幣13,460,000元，與去年同期比較，收入總額上升160%，盈利增長43%。

本年度上半年的收來源主要來自銷售網關產品，共計人民幣15,460,000元，佔總收入的38%。由於本公司此類產品的性能及品質已趨成熟，日漸被市場認同，因此，銷售網關產品的收入也大幅增加。

本年六月，本公司出資人民幣7,500,000元，成立一家合資公司，名為「河北北大青鳥環宇消防設備有限公司」佔該公司75%的權益。該公司註冊資本為人民幣10,000,000元，主要從事消防設備、機電設備和通訊設備等生產和銷售。該公司若干產品包括JB-QB/LN1010型區域火災報警控制器、J-SAP-M-JBF-101F型手動火災報警按鈕、JTY-GD-LN2100型點型光電感煙火災探測器、JTW-ZD-LN2110型點型定溫火災探測器和JB-TB-JBF-11S型火災報警控制器(聯動型)已成功通過國家消防電子產品質量監督檢驗中心的質量檢驗。

本年度上半年，本公司亦獲國外的知名廠商委任為其安全產品之代理商，並就該類產品提供安全培訓。於二零零一年六月三十日，本公司已與北京賽門鐵克信息技術有限公司、維爾軟件公司和網屹安全系統(中國)有限公司等知名公司簽署代理協定。此外，本公司並為中國銀行總行、中國電信、中國人民保險公司、華泰保險、中國信達資產管理公司和中國銀河證券有限責任公司等公司提供服務及產品培訓。

業務目標與實際業務發展之比較

按招股章程所述截至二零零一年六月三十日之業務目標	截至二零零一年六月三十日之實際業務發展
1. 嵌入式系統部分	
1.1 軟件	
測試及重估實驗模型	本公司在完成嵌入式系統軟件應用分析研究的基礎上，完成了嵌入式軟件發展所採用的指令系統的評估，並確定了嵌入式軟件發展平臺。

按招股章程所述截至二零零一年六月三十日之業務目標	截至二零零一年六月三十日之實際業務發展
1.2 硬件	
1.2.1 嵌入式微處理器	
完成電路設計，包括： － 研究EEPROM設計技術 － 研究ASIC設計方法	EEPROM 模型已完成設計仿真，正在進行包含嵌入式EEPROM模組的電路設計。對於ASIC設計方法，本公司已完成基於VHDL的高層級設計方法學研究並通過技術鑒定。
完成微型處理器之版圖設計	本公司已完成8位微型處理器版圖設計，目前正在進行流片前的FPGA功能驗證。
1.2.2 專用芯片	
開始研究混合訊息集成電路設計技術	本公司正在進行計時器電路、頻率顯示電路等混合訊息集成電路的設計。
預計以配售所得款項淨額撥付之款項：人民幣7,300,000元	**實際以配售所得款項淨額撥付之款項：人民幣498,000元**
2. 產品發展	
2.1 安全芯片	
開始研究及開發第三代安全IC	本公司正在和江南計算技術研究所聯合設計與開發第三代安全芯片。該電路的演算法已獲得國家有關機構許可，具有128位元分組密碼演算法，將採用嵌入EEPROM的0.35 μm CMOS工藝製造。該電路的設計和製造技術在國內同類產品中居領先地位。目前該產品已完成邏輯設計和前端設計，正在進行後端設計、佈局佈線和Foundry前的準備工作。

按招股章程所述截至二零零一年六月三十日之業務目標	截至二零零一年六月三十日之實際業務發展
2.2 網絡安全產品	
發展適用於證券買賣系統及稅收等用途之專用安全網關	本公司積極發展專用安全網關產品，並針對客戶需求對產品進行了改進和提高。 訪問控制網關產品：設計並完成V1.0版，增加了對加密卡SJY01的支援和用戶組功能； 網關防火牆產品：完成版本升級，推出V2.0版本，修改完善了原有功能，並準備調整核心級以增加新的功能； VPN加密網關產品：已開發出V1.0版本，進行用戶測試，實現了網關對網關，網關對Win98加密用戶端的全方位安全解決方案； 網絡監控系統：增強了新功能支援，開發完成系統的採編和報送功能，使系統完整化。 在網絡安全硬件方面，本公司已開發出SJY01-A密碼卡，SZD02密碼卡和SJY04密碼卡。SJY01-A是採用本公司設計生產的SSP01加密演算法芯片結合RSA演算法的PCI匯流排加密卡。目前，這幾種產品已定型並進入小批量生產。 此外，SJL13鏈路數據加密機的加密模組已通過穩定性測試。

按招股章程所述截至二零零一年六月三十日之業務目標	截至二零零一年六月三十日之實際業務發展
2.3 聰明卡應用系統	
研究及開發智慧卡物流管理系統及物業管理系統	由於物流管理項目的進展，經過瞭解用戶需求和市場調研，本公司開發了物流管理中的電子貨櫃標簽產品。採用無接觸技術進行倉儲物質的分類和檢索。
就智慧家居管理進行研究及發展工作	對於房地產行業中的小區物業管理需求，本公司編制了物業軟件並且進行了測試和項目研發。預計該軟件投入使用後，將有效提高居住區的管理水平。
2.4 GPS應用系統	
開發專用GPS應用系統JB-350M	本公司加強市場調研，進一步瞭解JB-350M用戶群需求，努力按照需求研究產品的開發方向，已對JB-350M產品進行功能定義。
就第三代GPS應用系統JB-350M進行深入研究	本公司自行研製的GPS應用產品出租車調度系統已開發完成並調試成功，開始進行市場開發和推廣。
就跨市GPS網絡進行初步測試，並於兩市進行測試	本公司利用現有GPS、GIS、GSM公網系統，開發長途客貨運輸及物流配送等專用GPS產品。目前已瞭解了用戶需求，定義了各系統應實現的功能。
2.5 無線消防報警系統	
展開安全無線消防報警系統之研究工作	結合對安全無線消防報警系統的研究，本公司已完成海口市消防通信指揮系統。

按招股章程所述截至二零零一年六月三十日之業務目標	截至二零零一年六月三十日之實際業務發展
展開專用無線消防報警系統（如倉庫及小規模住宅社群）之研究工作	本公司正在開展區域無線消防報警系統的設計，已初步完成了原理設計及部分硬件電路。
就試驗性質之第三代無線消防報警系統進行測試及審核工作	本公司對第三代無線消防報警系統的發射機及接收機進行了試驗，系統測試和審核也正在開展中。
預計以配售所得款項淨額撥付之款項：人民幣9,200,000元	**實際以配售所得款項淨額撥付之款項：人民幣5,896,000元**

3. **生產**

3.1 **安全芯片**

開始試產第二代安全IC	本公司的第二代安全IC產品現已有用戶訂單10,000片，目前正在進行批量生產。

3.2 **網絡安全產品**

繼續生產現有網絡安全產品	本公司共計生產JB-FW網關防火牆45台，JB-SG2安全網關12台。

3.3 **聰明卡應用系統**

開始試產聰明卡物流分類系統	本公司開始研製倉儲貨櫃電子標簽自動查詢系統，於第二季度設計生產了體育比賽的物流分類系統，並已在徐州「神龍杯」亞洲鐵人三項錦標賽上使用。
繼續生產現有聰明卡應用系統	本公司繼續開發和生產現有聰明卡應用系統，在國家專利局等機構安裝POS機125台，並針對校園卡應用生產100台IC卡消費機和IC卡門鎖。

按招股章程所述截至二零零一年六月三十日之業務目標	截至二零零一年六月三十日之實際業務發展
3.4 GPS應用系統	
繼續全面生產第一代GPS應用系統(JB230M)產品	本公司已調試成功第一代GPS應用系統(JB-230M)產品的類比實際應用系統,並對系統功能進行進一步完善;第一代GPS應用系統(JB-230M產品)進入產品工藝設計階段,準備大批量投產。
3.5 無線消防報警系統	
全面生產第二代無線消防報警系統產品	本公司正全面開始生產第二代無線消防報警系統。
繼續全面生產及組裝現有無線消防報警系統產品	本公司現繼續全面生產及組裝現有無線消防報警系統產品。

4. 有關批文及許可證

4.1 安全芯片

目前所涉及的產品開發無需送呈報批。

4.2 網絡安全產品

SZD02銀行終端認證卡的安全審查報告已通過國家密碼辦公室審查,SJY04加密卡和SJY01密碼卡的安全審查報告已上報國家密碼辦公室審批。本公司已整理完畢SJL13鏈路數據加密機的安全審查報告,並已報送國家密碼辦公室。

4.3 聰明卡應用系統

目前所涉及的產品開發無需送呈報批,待需要時再行呈報。

4.4 GPS應用系統

GPS(230M)車載台產品已取得國家公安部產品檢測合格證。

4.5 無線消防報警系統

本公司正整理有關第三代無線消防報警系統的技術文檔資料和企業技術標準,準備向瀋陽消防電子產品監督檢測中心及國家消防電子產品質量監督檢驗中心報送取得批文。

按招股章程所述截至二零零一年六月三十日之業務目標	截至二零零一年六月三十日之實際業務發展
5. 市場推廣活動	
5.1 在華南地區設立銷售網絡	本公司重視拓展銷售渠道，積極聯合地區分銷商擴大產品市場。現已在成都、武漢、瀋陽、北京、大連、杭州、天津和深圳等地區與多家分支銷售機構和代理商簽訂代理協議。
5.2 參與北京及上海之專業展覽及貿易展銷會	本公司參加了若干重大展覽活動，宣傳嵌入式系統產品和研發成果。其中包括： (1) 2001年5月10日－15日，參加北京高新技術產業國際周暨中國北京國際科技博覽會和國際投融資大會； (2) 2001年6月28日－30日，參加中國國際軟件博覽會及技術研討會； (3) 2001年6月27日－30日，參加國家公安部主辦的「北京科技創安新產品新技術推廣展示會」。
5.3 在華東及華南地區展開巡迴宣傳，並在深圳舉辦貿易展銷會及研討會	本公司參加了各類型的信息科技行業研討會。其中包括： (1) 在北京召開的中國電子商務展； (2) 在甘肅、深圳、成都分別召開用戶研討會，徵求客戶意見和需求，提高產品知名度； (3) 甘肅省網絡安全工作會議； (4) 在廣州市召開的產品宣傳會；

按招股章程所述截至二零零一年六月三十日之業務目標		截至二零零一年六月三十日之實際業務發展
		(5) 中國人民銀行舉辦的產品選型會；
		(6) 新疆公安廳金盾工作會和河北公安廳金盾工作會。
5.4	繼續進行本公司之宣傳計劃，如在業內相關雜誌列登廣告	為樹立良好的公眾形象，本公司重視媒體宣傳，積極與各新聞機構保持良好關係。 1月份，與北京電視臺合作舉辦「青鳥環宇杯首屆大學生網絡安全知識大賽」； 本公司亦在《電腦世界報》上連續40周每周刊登青鳥網關防火牆的廣告； 4月中旬至5月中旬在報刊《元器件快遞》上進行通訊模組產品的推廣廣告； 上述活動都提高了本公司產品的知名度。
	預計以配售所得款項淨額撥付之款項： 人民幣8,500,000元	**實際以配售所得款項淨額撥付之款項： 人民幣1,944,000元**

未來展望

隨著中國即將加入世界貿易組織和北京成功申辦2008年奧運會，中國政府必將加大對信息和通訊基礎建設的投資，進一步重視在信息安全領域的建設。在本年七月份，本公司聰明卡應用系統部門已取得電子計時系統和其他相關訂單。同時，隨著世界經濟合作和區域一體化趨勢的增強，跨國家、跨地區的交流和合作日趨頻繁，大量信息均依賴網絡為媒體進行傳播，互聯網業務迅速發展，廣大民眾對電腦及相關產品的需求亦大大增長。中國作為一個尚未飽和的市場，其巨大的市場潛力和在亞太地區的重要作用將為本公司的業務發展帶來種種契機。

隨著國內網絡安全產品市場日益成熟，網絡攻防訓練和應用、安全風險評估、安全檢查、涉密檢查等方面的產品需求更加明確。在下半年，本公司將繼續與國家相關部門合作，加強網絡攻防應用系統、安全風險評估系統、安全服務技術等項目的研發力度，拓展市場渠道，改良產品線。同時，本公司為繼續提高現有的安全網關、防火牆、加密卡等網絡安全產品的性能指標，以使本公司保持良好的銷售增長。

作為中國領先的嵌入式軟件發展商及集成電路設計商，集成電路設計為本公司各項業務的技術核心。本公司將密切關注集成電路製造業在中國的發展。滿足公司技術發展的要求，以進一步佔有技術優勢。

本公司的GPS公網和專網產品已全部完成上報審查和產品定型，現正準備大規模投產。目前，本公司計劃將230台GPS產品投放於2001年北京世界大學生運動會，並將與出租車行業合作，將產品安裝于10,000至20,000輛出租車上，使「青鳥環宇」的GPS產品成為中國市場的著名品牌。

在聰明卡應用系統產品方面，本公司將推出體育高科技產品，包括測試儀器、計費系統等產品。其中POS收費體系將於中國工商銀行和交通行業的支付網絡相容，形成一專門產品系列。

此外，本公司預計「河北北大青鳥環宇消防設備有限公司」在未來三年的銷售額將分別達到人民幣10,000,000元，20,000,000元和40,000,000元。

下半年度，本公司將繼續參與國內多項大型高新技術博覽會，積極謀求與政府組織和金融企業機構建立策略性同盟。本公司將緊密聯合北京大學和其他策略性投資者，拓展本公司的業務及擴大市場份額。

董事及監事之股票權益

依據香港證券（披露權益）條例第29條，於二零零一年六月三十日，除透過Heng Huat Investments Limited（「Heng Huat」）以信託形式所持有本公司股份外，任何董事及監事或其關連人士未有本公司股份之個人、家族、公司或其他權益。

Heng Huat

許振東先生、張萬中副教授及劉越副教授(全均為執行董事)乃分別持有Heng Huat已發行股本100股股份中60股、20股及20股之受託人。許振東先生、張萬中副教授及劉越副教授亦為Heng Huat之董事。

根據於二零零零年七月十九日作出作為契據之信託聲明,許振東先生、張萬中副教授及劉越副教授聲明彼等作為受託人持有Heng Huat之股份,受益人為青鳥集團及本公司之477位僱員。Heng Huat及Gamerian Limited乃致勝資產有限公司(「致勝資產」)之兩位股東,分別實益擁有致勝資產已發行股本約93.37%及約6.63%。董事及監事被視作於本公司股本中擁有的實際權益如下:

董事/監事	權益類別	股份數目	被視作於本公司股本中擁有的實際權益的百份比
許振東	其他	76,874,140	7.97%
張萬中	其他	21,732,240	2.25%
劉越	其他	21,732,240	2.25%
徐祇祥	其他	8,086,500	0.84%
陳鐘	其他	8,086,500	0.84%
楊芙清	其他	12,129,750	1.26%
王陽元	其他	12,129,750	1.26%
張永利*	其他	4,043,250	0.42%
李春*	其他	336,680	0.03%
範熠旻*	其他	151,600	0.02%

* *監事*

董事及監事獲取股票之權利

除上述所披露,截至二零零一年六月三十日,本公司的董事或監事未有獲得本公司H股股票的購股權。於二零零一年六月三十日,任何董事或監事均未有獲得本公司H股股票之權利。

主要股東

於二零零一年六月三十日，唯一直接或間接有權行使或控制行使本公司股東大會投票權10%或以上，或擁有本公司已發行股本10%或以上權益之人士如下：

股東	發起人股份數目	於本公司之概約實際權益
北京大學（*附註1*）	221,345,350	22.96%
北京市北大青鳥軟件公司（「青鳥軟件」）（*附註2*）	136,345,350	14.14%
致勝資產（*附註3*）	220,000,000	22.82%
Heng Huat（*附註3*）	205,414,000	21.31%

附註：

(1) 北京大學透過青鳥軟件、青鳥、宇環、北京天橋於本公司擁有實際權益，包括：

(a) 由宇環持有之85,000,000股股份（佔本公司已發行股本約8.82%），而宇環由北京大學實益全資擁有；

(b) 青鳥軟件持有之110,000,000股股份（佔本公司已發行股本約11.41%），而青鳥軟件由北京大學實益全資擁有；

(c) 透過青鳥持有之18,400,000股股份（佔本公司已發行股本約1.91%），而青鳥乃由北京大學持有46%權益；

(d) 透過北京天橋持有之7,945,350股股份（佔本公司已發行股本約0.82%），而北京天橋乃由北京大學持有10.60%。

(2) 青鳥軟件之權益包括：

(a) 青鳥軟件持有之110,000,000股股份（佔本公司已發行股本約11.41%）；

(b) 透過青鳥持有之18,400,000股股份（佔本公司已發行股本約1.91%），而青鳥乃由北京大學持有46%權益；

(c) 透過北京天橋持有之7,945,350股股份（佔本公司已發行股本約0.82%），而北京天橋乃由北京大學擁有約10.60%。

(3) 致勝資產乃根據公司條例於香港註冊成立之有限公司，分別由Gamerian Limited 及Heng Huat持有其約6.63%及約93.37%股權。Gamerian Limited乃新世界數碼基地有限公司之全資附屬公司，而新世界數碼基地有限公司之股份在聯交所主板上市。Heng Huat乃于英屬處女群島註冊成立之公司，由本公司三位執行董事作為受託人持有其全部已發行股本，受益人為青鳥集團及本公司之合資格僱員。

保薦人權益

於二零零一年六月三十日，本公司保薦人大福融資有限公司（「大福」）的聯營公司－新世界數碼有限公司持有本公司發起人股70,000,000。此外，新世界數碼有限公司透過其另一全資附屬公司 －Gamerian Limited，持有6.63%擁有本公司發起人股220,000,000的另一公司－致勝資產。除上述披露，大福（包括其董事及職員）或相關人員均未擁有本公司股票權益。

依據二零零零年七月十九日本公司與大福融資有限公司所訂立之保薦人協定，大福融資有限公司已收取就二零零零年七月二十七日至二零零二年十二月三十一日期間出任本公司保薦人的有關費用。

競爭權益

概無本公司董事或管理層股東（定義見創業板上市規則）於與本公司業務出現競爭或可能競爭中擁有權益。

審核委員會

本公司在二零零零年七月五日設立一個審核委員會，並按照創業板上市規則第5.23、5.24 和5.25條制定其職權範圍。審核委員會之主要職責為審閱本公司財務申報程序及內部監控制度。審核委員會僅有二位成員，即為兩位獨立非執行董事劉永平女士及南相浩教授。

本公司H股股票之購買、銷售和贖回

截至二零零一年六月三十日，本公司未有購買、銷售和贖回任何本公司上市之H股股票。

承董事會命
許振東
主席

中國，北京，二零零一年八月十一日

disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(the "Company")

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT

The board of directors (the "Board") of the Company hereby announces that a meeting of the Board will be held at Room 117/119, Zhongcheng Building, Haidian Road, Beijing, PRC on Saturday, 11 August 2001 at 10:00 a.m. for the following purposes:-

1. To consider and approve the unaudited consolidated interim results of the Company and its subsidiary for the six months ended 30 June 2001 and approve the draft announcement of the results to be published on the GEM website;

2. To consider the payment of an interim dividend, if any;

3. To consider the closure of the Register of Members, if necessary; and

4. To transact any other business.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 1 August 2001.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for 7 days from the date of its posting.

This announcement, for which the directors of the Company (the "Directors") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(the "Company")

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT

The Directors have noted that there are certain articles appeared in various newspapers today stating that there is a share placement by a major shareholder of the Company and the increase in the trading volume of the shares of the Company today. The Directors wish to clarify that no share placement has been recently made by any directors, chief executives, substantial shareholders, initial management shareholders and significant shareholders of the Company. The Directors also wish to state that the Directors are not aware of any reason for the increase in trading volume of the shares of the Company today.

The Directors also confirm that there are no negotiations or agreements relating to intended transactions which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, neither is the board of the Company aware of any matter discloseable under the general obligation imposed by rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 22 June 2001.

This announcement will appear on the GEM website at the "Latest Company Announcements" page for 7 days from the day of its posting.

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT OF RESOLUTIONS PASSED AT THE ANNUAL GENERAL MEETING FOR THE YEAR 2000

The annual general meeting ("AGM") for the year 2000 of Beijing Beida Jade Bird Universal Sci-Tech Company Limited ("the Company") was held at Granville Room, Lower Lobby, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Tuesday, 29 May 2001 at 10:00a.m. Shareholders in person or by proxy in aggregate holding 681,326,000 shares carrying voting rights, representing [illegible].68% of the total share capital of the Company carrying voting rights, attended the AGM.

Each of the following resolutions was passed as an ordinary resolution at the AGM:-

1. The Report of the Directors for the year 2000 was approved;

2. The Report of the Supervisory Committee for the year 2000 was approved;

3. The audited consolidated financial statements for the year 2000 was approved;

4. The dividend distribution proposal for the year 2000 was approved as follows;

   A final cash dividend of RMB0.5 cents per share will be distributed to all the shareholders whose names appeared on the register of members of the Company at 4:00 p.m. on 27 April 2001.

The Company would like to make the following explanatory statements in respect of the payment of the Company's final dividends:

(a) Dividends payable to holders of H shares are calculated in RMB and paid in Hong Kong dollars based on the following formula:

$$\text{Final Dividend in Hong Kong Dollars} = \frac{\text{The RMB value of the final dividend}}{\text{The average closing exchange rate of RMB to Hong Kong dollars as quoted by the People's Bank of China for the calendar week preceding the date on which the dividend was declared}}$$

In respect of the Company's 2000 final dividends to be paid to holders of H shares, the average closing exchange rate of RMB to Hong Kong dollars as quoted by the People's Bank of China for the calendar week preceding the date on which the dividend was declared (i.e. 29 May 2001) was RMB1.00 to HK$0.942. Therefore, the dividend per H share of the Company, being RMB0.5 cents, will be HK$0.471 cents.

(b) The Company has appointed Bank of China (Hong Kong) Trustees Company Limited as the receiving agent ("Receiving Agent") of the holders of H shares in Hong Kong to receive on behalf of the holders of H shares in Hong Kong dividends declared in respect of the H shares and to hold the same pending payment in trust for the holders of H shares. Dividends payable to holders of H shares will be paid by the Receiving Agent and dispatched by Hong Kong Registrars Limited on or before 16 July 2001 (Monday). Dividends distributed to the holders of H shares by mail shall be posted at the risk of the recipients.

5. The appropriation to statutory surplus reserve and statutory public welfare fund for the year 2000 was approved;

   In accordance with the laws and regulations in the PRC and the Company's articles of association, the Company is required to appropriate 10% and 5% of its profit after taxation, after offsetting any prior years' losses, to the statutory surplus reserve and statutory public welfare fund, respectively. For the year ended 31 December 2000, approximately RMB3,109,000 and RMB1,555,000 have been appropriated to statutory reserve and statutory welfare fund, respectively.

6. The reappointment of Arthur Andersen & Co as auditors for the year 2001 was approved and the Directors were authorized to fix their remuneration;

7. The remuneration proposals for Directors and Supervisors of the Company for the year 2001 were approved;

The following resolution was passed as a special resolution at the AGM:-

1. Renewal of the resolution passed by the shareholders of the Company on 5 July 2000 and subject to and conditional upon approval of and permission to deal with the H Shares in the share capital of the Company, which are intended to be issued by the Company, by the Growth Enterprise Market of the Stock Exchange and approval of the resolution by the China Securities Regulatory Committee, a mandate is to be given to the board of Directors:

   (a) to place and/or issue Domestic Shares and/or H Shares within a period of twelve months from the date of the resolution provided that the number of Domestic Shares and/or H Shares to be placed and/or issued shall not exceed 20 per cent. of the numbers of Domestic Shares and H Shares separately then in issue ("20 per cent. limit");

   (b) to decide within the 20 per cent. limit the number of Domestic Shares and/or H Shares to be placed and/or issued and to deal with matters arising out of and incidental to such placement and/or issue of new Shares; and

   (c) to make such necessary amendments to articles 17, 18 and 21 of the Articles of Association to reflect changes in the share capital of the Company arising out of such placement and/or issue of Shares;

   such mandate to remain in effect for a period of twelve months from the date of passing of the renewal of the resolution or until the revocation or variation of the mandate by a special resolution of the holders of the Shares.

By Order of the Board
Xu Zhen Dong
Chairman

Hong Kong, the PRC, 29 May 2001.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for 7 days from the date of its posting.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company (the "Directors") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(the "Company")

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT

The Directors have noted the increases in the price and trading volume of the shares of the Company today and wish to state that the Directors are not aware of any reason for such increases.

The Directors also confirm that there are no negotiations or agreements relating to intended transactions which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, neither is the board of the Company aware of any matter discloseable under the general obligation imposed by rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 17 May 2001

This announcement will appear on the GEM website at the "Latest Company Announcements" page for 7 days from the day of its posting.

02 MAR -5 AM 8:47

Quarterly Results announcement form

Name of listed company : Beijing Beida Jade Bird Universal Sci-Tech Company Limited

Stock code : 8095

Year end date : 31/12/2001

This result announcement form only contains extracted information from and should be read in conjunction with the detailed results announcement of the issuer, which can be viewed on the GEM website at http://www.hkgem.com

		(Unaudited)		(Unaudited)
		Current Period (dd/mm/yy) from 01/01/2001 to 31/03/2001		Last Corresponding Period (dd/mm/yy) from 01/01/2000 to 31/03/2000
		RMB'000		RMB'000
Turnover	:	13,512		581
Profit/(Loss) from Operations	:	-1,323		-1,978
Finance cost	:	3,727		0
Share of Profit/(Loss) of Associates	:	N/A		N/A
Share of Profit/(Loss) of Jointly Controlled Entites	:	N/A		N/A
Profit/(Loss) after Taxation & MI	:	2,404		-1,978
% Change Over the Last Period	:	N/A	%	
EPS / (LPS) - Basic	:	RMB0.25 cents		RMB(0.28) cents
- Diluted	:	N/A		N/A
Extraordinary (ETD) Gain/(Loss)	:	0		0
Profit (Loss) after ETD Items	:	2,404		-1,978
1st Q Dividend per Share	:	N/A		N/A
(specify if with other options)	:	N/A		N/A
B/C Dates for 1st Q Dividend	:	N/A	to	N/A bdi.
Payable Date	:	N/A		
B/C Dates for AGM/SGM	:	N/A	to	N/A bdi.
Other Distribution for Current Period	:	N/A		
B/C Dates for Other Distribution	:	N/A	to	N/A bdi.

* Please delete as appropriate (bdi: both days inclusive)

Remarks :

For and on behalf of
Beijing Beida Jade Bird Universal Sci-Tech Company Limited

Signature :

Name : Calvinna Yang

Title : Company Secretary

Responsibility statement

The directors of the Company (the "Directors") as at the date hereof hereby collectively and individually accept full responsibility for the accuracy of the information contained in this results announcement form (the "Information") and confirm, having made all reasonable inquiries, that to the best of their knowledge and belief the Information are accurate and complete in all material respects and not misleading and that there are no other matters the omission of which would make the Information herein inaccurate or misleading.The Directors acknowledge that the Stock Exchange has no responsibility whatsoever with regard to the Information and undertake to indemnify the Exchange against all liability incurred and all losses suffered by the Exchange in connection with or relating to the Information.

1. Group reorganization and basis of presentation

The Company was incorporated as a Sino-foreign joint stock company with limited liability in Beijing, the People's Republic of China (the "PRC") on 29th March 2000. The Company's shares have been listed on the Growth Enterprise Market (the " GEM") of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") since 27th July 2000. On 17th April 2000, the Company has completed a reorganisation as set out in the Company's Prospectus dated 20th July 2000 (the "Reorganisation"). The Reorganisation involved entities under common control and the Company resulting from the Reorganisation is regarded as a continuing business. Accordingly, the Reorganisation has been accounted for on the basis of merger accounting, under which the financial statements have been prepared as if the Reorganisation had been completed as at 1st January 2000 and the business activities had been conducted by the Company since 1st January 2000, rather than from the date on which the Reorganisation was completed.

The principal accounting policies adopted in preparing the audited consolidated results conform to Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants and accounting principles generally accepted in Hong Kong.

2. Turnover

Turnover included sales of embedded system products and the provision of total solution services after deducting the applicable sales taxes as follows:

For the three months ended

31/3/2001 / 31/3/2000

RMB'000 / RMB'000

Sales of embedded systems and related products 12,847 / 18

Total solution contracts 665 / 563

Total turnover 13,512 / 581

3. Taxation

(a)Enterprise income tax ("EIT")

The Company, being located in the Beijing New Technology Development Experimental Zone is subject to a reduced EIT rate of 15%. It is exempted from EIT for three years starting from Year 2000, its first operating year, followed by a 50% reduction of EIT from the fourth to the sixth year.

(b)Value-added tax ("VAT")

The Company is subject to VAT in the PRC levied at the rate of 17% on the amount of sales of its products as well as provision of processing, repairs and replacement services in the PRC. VAT paid on the Company's purchases may be used to offset the VAT on the sales amount to arrive at the net VAT payable.

(c)Business tax ("BT")

The Company is subject to the PRC BT on the provision of maintenance, support and training services in the PRC. The BT rate is 5% on the related revenue.

4. Earnings per share

The calculation of earnings per share for three months ended 31 March 2001 was based on the profit attributable to shareholders of approximately RMB2,404,000 (2000 - loss of approximately RMB1,978,000) and on the weighted average number of 964,000,000 shares (2000 - 700,000,000 shares adjusted for the effect of the subdivision of shares made by the Company in December 2000) in issue during the period, according to the basis of presentation described in Note 1.

No diluted earnings per share was presented as there were no dilutive potential ordinary shares outstanding.

Interim Dividend

The Directors do not recommend the payment of an interim dividend for the period. (2000 - Nil)

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

FIRST QUARTERLY RESULTS ANNOUNCEMENT
For the period ended 31 March 2001

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM. The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

The Stock Exchange takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company (the "Directors") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

FIRST QUARTERLY RESULTS ANNOUNCEMENT
For the period ended 31 March 2001

Highlights

- Achieved a turnover of RMB13,512,000, representing an increase of 22 times in turnover as compared to the corresponding period last year
- Accomplished a net profit of RMB2,404,000
- Earnings per share is RMB0.25 cents
- Network security gateway firewall JB-FW1 V2.0, network information monitor system JB-Search V2.1 and security gateway JB-SG2 V2.0 were awarded "Year 2000 Outstanding Domestic Software" by China Software Industry Society
- Established sales offices and three distribution agents in Guangzhou and Shenzhen in Guangdong Province and Hainan Province
- Concluded agreements with eight agents in Chengdu and Chongqing in Sichuan Province and Yunnan province
- Formed strategic alliances with Jiangshu Cryptography Control Bureau, Gansu Cryptography Control Bureau, Hebei Public Security Unit, Heilongjiang Public Security Unit and Xinjiang Public Security Unit

THIRD QUARTERLY RESULTS

The board of Directors (the "Board") of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") and its subsidiary (the "Group") is pleased to announce the unaudited consolidated results of the Group for the three months ended 31 March 2001 together with the unaudited comparative figures for the corresponding period in 2000 are as follows :.

	Note	For the three months ended 31 March 2001 RMB'000	31 March 2000 RMB'000
Turnover	2	13,512	581
Operating expenses:			
Material and equipment		(7,864)	(751)
Employment costs		(3,547)	(1,055)
Depreciation of fixed assets		(978)	(443)
Other operating expenses		(2,446)	(310)
Loss from operations		(1,323)	(1,978)
Interest income		3,727	-
Profit (Loss) before taxation		2,404	(1,978)
Taxation	3	-	-
Profit (Loss) attributable to shareholders		2,404	(1,978)
Earnings (Loss) per share-basic (RMB cents)	4	0.25	(0.28)

1. Group reorganization and basis of presentation

The Company was incorporated as a Sino-foreign joint stock company with limited liability in Beijing, the People's Republic of China (the "PRC") on 29 March 2000. The Company's shares have been listed on the Growth Enterprise Market (the "GEM") of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") since 27 July, 2000.

On 17 April 2000, the Company has completed a reorganisation as set out in the Company's Prospectus dated 20 July 2000 (the "Reorganisation"). The Reorganisation involved entities under common control and the Company resulting from the Reorganisation is regarded as a continuing business. Accordingly, the Reorganisation has been accounted for on the basis of merger accounting, under which the financial statements have been prepared as if the Reorganisation had been completed as at 1 January 2000 and the business activities had been conducted by the Company since 1 January 2000, rather than from the date on which the Reorganisation was completed.

The principal accounting policies adopted in preparing the audited consolidated results conform to Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants and accounting principles generally accepted in Hong Kong.

2. Turnover

Turnover included sales of embedded system products and the provision of total solution services after deducting the applicable sales taxes as follows:

	For the three months ended	
	31 March 2001	31 March 2000
	RMB'000	RMB'000
Sales of embedded systems and related products	12,847	18
Total solution contracts	665	563
Total turnover	13,512	581

Taxation

(a) Enterprise income tax ("EIT")

The Company, being located in the Beijing New Technology Development Experimental Zone is subject to a reduced EIT rate of 15%. It is exempted from EIT for three years starting from Year 2000, its first operating year, followed by a 50% reduction of EIT from the fourth to the sixth year.

(b) Value-added tax ("VAT")

The Company is subject to VAT in the PRC levied at the rate of 17% on the amount of sales of its products as well as provision of processing, repairs and replacement services in the PRC. VAT paid on the Company's purchases may be used to offset the VAT on the sales amount to arrive at the net VAT payable.

(c) Business tax ("BT")

The Company is subject to the PRC BT on the provision of maintenance, support and training services in the PRC. The BT rate is 5% on the related revenue.

4. Earnings per share

The calculation of earnings per share for three months ended 31 March 2001 was based on the profit attributable to shareholders of approximately RMB2,404,000 (2000 – loss of approximately RMB1,978,000) and on the weighted average number of 964,000,000 shares (2000 – 700,000,000 shares adjusted for the effect of the subdivision of shares made by the Company in December 2000) in issue during the period, according to the basis of presentation described in Note 1.

No diluted earnings per share was presented as there were no dilutive potential ordinary shares outstanding.

INTERIM DIVIDEND

The Directors do not recommend the payment of an interim dividend for the period. (2000 - Nil)

BUSINESS REVIEW

Introduction

The Company has achieved a stable and sustained operating results for the first quarter of year 2001. For the three months ended 31 March 2001, the Company has accomplished a revenue of RMB13,512,000 and a net profit of RMB2,404,000. This represented a growth of 22 times in revenue as compared to the same period in the previous year.

Despite the global market downturn of information technology industry, the Company has leveraged its proprietary technology and efforts of the staff to maintain a remarkable growth in product development and sales. Through acquiring government licenses and cooperation with strategic partners, the Company further enhanced the market competitiveness and profitability. Together with increased marketing activities and improvement in management and working efficiency, the financial conditions of the Company improved favorably.

1. Embedded System

The Company has completed the design and simulation of EEPROM model, and has proceeded to the circuit design of embedded EEPROM module.

In addition, the Company has completed the development of high-level design methodology based on VHDL and has passed the technical review. The Company has also completed the layout design of 8-bit microprocessor, and has proceeded to conduct the FPGA function verification before fabrication.

For application specific integrated circuits ("ASIC"), the Company has conducted research on mixed signal integrated circuit design technology such as timer circuit and frequency display circuit.

2. Product Development

Security ICs

The Company has commenced the design and development of 3rd generation Security ICs jointly with Jiangnan Computer Technology Institute. The future production of 128-bit module encryption algorithm, which has been approved by relevant government authorities, will apply the 0.35μm CMOS technology of embedded EEPROM. Currently, the Company has completed the logic design and has proceeded to the preparation work for layout and foundry.

Network Security Products

The Company has upgraded the network security gateway firewall products into V2.0 edition and improved its original functions and planed to upgrade the core level so as to adding more functions. The Company has developed a steady market for edition V1.0 access control gateway products and is undergoing the development for edition V2.0. In addition, the Company has developed edition V1.0 of VPN encryption gateway products for providing total security solutions of "gateway-to-gateway" and "gateway-to-Win98" encryption terminal and has been conducting testing for user. The Company

has also conducted research and development on network attack and defense application system.

The Company has developed SJY01-A encryption card, SZD 02 encryption card and SJY04 encryption card. SJY01-A encryption card has integrated our proprietary SSP01 encryption algorithm chip with PCI encryption card which was encrypted in RSA algorithm. The application of SZD02 bank terminal certificate for authentication of information in banks was used with the SSX03 algorithm chip developed by the Company. The SJY04 encryption card integrated the PCMCIA with SSP01 algorithm chip and PCI encryption card was designed for mobile products such as notebook computer and for hardware encryption products for VPN producers. Currently, the above-mentioned products are all under small batch trial production.

Smart Card Application System

In view of the rapid development of logistics management, the Company has developed electrical counter label products based on customer demands and market research and application of contactless electrical counter label for inventory categorization and index. The Company has also commenced the development and examination of property management software for meeting the demand for community property management in real estate industry.

GPS Application System

The Company has enhanced the efforts in market survey for understanding the demand for JB-350M GPS products, and has defined the development direction and function accordingly. The Company has now proceeded to conduct market survey on JB-420M GPS products. The Company has also completed the development on taxi dispatching system and has commenced the marketing activities.

Based on the existing GPS, GIS and GSM public network systems, the Company conducted research and development on specific GPS products in trucks, coach buses and materials supplying fleets.

Wireless Fire Alarm System ("WFAS")

The Company has completed the development project on fire fighting communication and command system in Haikou. The Company has started to develop the design of regional wireless fire alarm system and has completed the design principle and the hardware circuits.

Furthermore, the Company has conducted examination on the transmitter and receiver of 3rd generation WFAS.

3. Production

Security ICs

The Company has completed the trial production of 2nd generation Security ICs (GK96) and has commenced the negotiation with fabrication manufactures for batch production.

Network Security System

The Company has produced 30 sets of network security gateway firewalls during the quarter.

The Company has conducted the application examination on Jade Bird gateway VPN machine, Jade Bird gateway encryption user terminal, SJY01-A encryption card, SZD02 bank terminal certificate card and SJY04 encryption card for pre-production purpose.

Smart Card Application System

In February this year, the Company has commenced the research and development of container warehouse storage electrical label automatic search system. The Company has produced 100 sets of smart card consumption machines and smart card locks for application in school campus.

GPS Application System

The Company has conducted modulation on the analogy application system of the 1st generation GPS application system (JB230M). The Company has completed the purchases of materials for the 1st generation GPS application system (JB230M) products and commenced production.

WFAS

The Company has commenced the production of the 2nd generation WFAS, and continued the full-scale production and installation of existing WFAS products.

4. Relevant Approvals and Permits

The Company's network security gateway firewall JB-FW1 V2.0, network information monitor system JB-Search V2.1 and security gateway JB-SG2 V2.0 have been awarded "Year 2000 Outstanding Domestic Software" by China Software Industry Society.

The Company and Jiangnan Computer Technology Institute has been jointly developing the 3rd generation security ICs. Once the design and examination of the 3rd generation security ICs is completed, the Company will follow the procedures for applying approval from relevant government authorities.

The Company has prepared the documentation for applying the approval on SJY01-A encryption card, SZD02 encryption card and SJY04 encryption card from China State Cryptography Control Authority Office for future development.

5. Marketing Activities

The Company has established sales offices and three distribution agents in Guangzhou and Shenzhen in Guangdong Province and Hainan Province. The Company has also concluded agreements with eight agents in Chengdu and Chongqing in Sichuan Province and Yunnan province.

During the quarter, the Company has attended a number of conferences in relation to information technology industry which provided the Company the opportunities for technological advancement and also direct contacts with potential customers. These included the China Electrical Commerce Exhibition held in Beijing, and the user discussion meeting held in Gansu Province, Shenzhen, and Chengdu.

The Company has formed strategic alliances with Jiangshu Cryptography Control Bureau, Gansu Cryptography Control Bureau, Hebei Public Security Unit, Heilongjiang Public Security Unit and Xinjiang Public Security Unit. The product brochure was published in the Company's website. The

Company has also advertised Jade Bird security gateway firewall products on a well-known magazine "Computer World" in the PRC for 40 weeks so as to enhance the brandname awareness of our products.

Future Prospects

During the quarter, the Company has achieved a substantial growth as compared to the corresponding period in the previous year. The Company will continue to contribute resources in product research and development, and actively explore the international and domestic markets so as to achieve a better development in technology and business growth in the future.

With the increasing awareness of the development of information technology industry, "network" has become an essential factor for economic and social development in a country. Information technology industry, especially the Internet, is regarded as "a new impetus for China's reform". Thus, the Company expects that there would be an increasing demand for network security related products. The Company commits to contribute more resources in the research and development and upgrading of related products so as to cope with the development and demand of the industry and get a better return.

The Company also seeks cooperation with other high technology companies in the industry domestically and at overseas and forms strategic alliance. In May this year, the Company entered into a joint venture agreement to establish a Sino-German joint venture in Shanghai for design and manufacture of network security equipment. The production is expected to commence in the second half of this year and hence contribute considerable revenue to the Company.

The Company's key development project in relation to WFAS, Hainan Haikou Fire Fighting Communication and Command System, has been smoothly operating. The establishment of "119 Fire Fighting Communication and Command System" has been completed in this April and put into application. In relation to urban fire automatic alarm and monitor system, the Company aims to expand the user group and establish monitoring network. The Company expects that this project will increase the awareness of our WFAS products in the market and contribute revenue to the Company in the next quarter.

In May this year, the Company has attended the China Beijing International High-Tech Industries Week (Four Session) & China Beijing International Sci-Tech Fair and Venture Investment Workshop & Conference in May this year. Companies from Zhongguancun New & High Technology Zone and other well-known companies in the country will exhibit their flagship products and recent research and development achievements. This will be a good opportunity for the Company to share information and experience with other peer companies in the industry. On the other hand, the Company will continue to promote our brand products, attract more clients and better understand the market trend.

With our proprietary technologies and strong capital position, the Company will strive for further business growth in spite of the fierce competition in the market. The Company will strengthen the cooperation with domestic and foreign companies so as to achieve further advancement of the new and high technology industry in the PRC.

DIRECTORS' AND SUPERVISORS' INTERESTS IN SHARES

As at 31 March 2001, except for those shares held through Heng Huat Investments Limited ("Heng Huat") as set out below, none of the Directors and the supervisors of the Company (the "Supervisors")

or their associates had any personal, family, corporate or other interests in the shares of the Company or associated corporations, if any, pursuant to section 29 of the SDI Ordinance.

Heng Huat

Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue, all executive Directors of the Company, are trustees holding 60, 20 and 20 shares out of 100 shares in the issued share capital of Heng Huat. Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue are also directors of Heng Huat.

By a Declaration of Trust made as a deed on 19 July 2000, Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue declared that they held the shares of Heng Huat as trustees for the benefits of 477 employees of the Jade Bird Group and the Company. Heng Huat and Gamerian Limited are the two shareholders beneficially entitled to approximately 93.37% and approximately 6.63% respectively in the issued share capital of Dynamic Win Assets Limited ("Dynamic Win").

The beneficial interests of the Directors and Supervisors in the share capital of the Company are deemed as follows:

Director/Supervisor	Type of interests	Number of Shares	Percentage of deemed beneficial interest in the Company's share capital
Mr. Xu Zhen Dong	Other	76,874,140	7.97%
Mr. Zhang Wan Zhang	Other	21,732,240	2.25%
Ms. Liu Yue	Other	21,732,240	2.25%
Mr. Xu Zhi Xiang	Other	8,086,500	0.84%
Mr. Chen Zhong	Other	8,086,500	0.84%
Prof. Yang Fu Qing	Other	12,129,750	1.26%
Prof. Wang Yang Yuan	Other	12,129,750	1.26%
Mr. Zhang Yong Li*	Other	4,043,250	0.42%
Mr. Li Chun*	Other	336,680	0.03%
Mr. Fan Yi Min*	Other	151,600	0.02%

** Supervisors*

DIRECTORS' AND SUPERVISORS' RIGHTS TO ACQUIRE H SHARES

Save as disclosed above, during the three months ended 31 March 2001, none of the Directors or Supervisors was granted options to subscribe for H shares of the Company. As at 31 March 2001, none of the Directors or the Supervisors had any rights to acquire H shares in the Company.

SUBSTANTIAL SHAREHOLDERS

As at 31 March 2001, the only persons directly or indirectly entitled to exercise or control the exercise of 10% or more of the voting power at general meetings of the Company, or otherwise interested in 10% or more of the issued share capital of the Company were as follows:

Shareholder	Number of Promoters' Shares	Approximate effective interests in the Company
Peking University (Note 1)	221,345,350	22.96%
Beijing Beida Jade Bird Software System Company ("Jade Bird Software") (Note 2)	136,345,350	14.14%
Dynamic Win (Note 3)	220,000,000	22.82%
Heng Huat (Note 3)	205,414,000	21.31%

Notes :

(1) Peking University, through Jade Bird Software, Jade Bird, Yu Huan and Beijing Tianqiao, has effective interests in the Company comprising :

(a) 85,000,000 shares (representing approximately 8.82% of the Company's issued share capital) held by Yu Huan, which is beneficially wholly-owned by Peking University;

(b) 110,000,000 shares (representing approximately 11.41% of the Company's issued share capital) held by Jade Bird Software, which is beneficially wholly-owned by Peking University;

(c) 18,400,000 shares (representing approximately 1.91% of the Company's issued share capital) held through Jade Bird, which is approximately 46% owned by Peking University;

(d) 7,945,350 shares (representing approximately 0.82% of the Company's issued share capital) held through Beijing Tianqiao, which is approximately 10.60% owned by Peking University.

(2) The interests of Jade Bird Software comprises :

(a) 110,000,000 shares (representing approximately 11.41% of the Company's issued share capital) held by Jade Bird Software;

(b) 18,400,000 shares (representing approximately 1.91% of the Company's issued share capital) held through Jade Bird, which is approximately 46% owned by Jade Bird Software;

(c) 7,945,350 shares (representing approximately 0.82% of the Company's issued share capital) held through Beijing Tianqiao, which is approximately 10.60% owned by Jade Bird Software.

(3) Dynamic Win is a limited liability company incorporated in Hong Kong under the Companies Ordinance, the shareholding of which is held as to approximately 6.63% by Gamerian Limited and approximately 93.37% by Heng Huat. Gamerian Limited is a wholly owned subsidiary of New World CyberBase Limited, which is a company whose shares are listed on the Main Board of the Stock Exchange. Heng Huat is a company incorporated in the British Virgin Islands, the entire issued share capital of which is held by three of the executive directors of the Company as trustees for the benefits of the qualified employees of the Jade Bird Group and the Company.

SPONSOR'S INTEREST

As at 31 March 2001, New World CyberBase Limited, an associate of the Company's sponsor, Tai Fook Capital Limited ("Tai Fook"), held 70,000,000 Promoters' Shares of the Company. In addition, New World CyberBase Limited through its another wholly owned subsidiary, Gamerian Limited, held a 6.63% shareholding in Heng Huat which in turn held 220,000,000 Promoters' Shares of the Company.

Save as disclosed above, Tai Fook (including its directors and employees) and its associates, do not have any interest in the Company as at 31 March 2001

Pursuant to the Sponsor's agreement dated 19 July 2000 between the Company and Tai Fook, Tai Fook received a fee for acting as the Company's retained sponsor for the period from 27 July 2000 to 31 December 2002.

COMPETING INTERESTS

None of the Directors, the management shareholders of the Company and their respective associate (as defined in the GEM Listing Rules) had an interest in a business which competes or may compete with the businesses of the Company.

AUDIT COMMITTEE

The Company established an audit committee on 5 July 2000 with terms of reference in compliance with Rules 5.23, 5.24 and 5.25 of the GEM Listing Rules. The primary duties of the Audit Committee are to review the financial reporting process and internal control system of the Company. The Audit Committee has two members namely, the two independent non-executive Directors, Ms. Liu Yong Ping and Prof. Nan Xiang Hao.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S H SHARES

For the period ended 31 March 2001, the Company did not purchase, sell or redeem any of the Company's H shares.

By order of the Board
Xu Zhen Dong
Chairman

15 May 2001, Beijing, the PRC

This announcement will remain on the GEM website on the "Latest Company Announcements" page for 7 days from the date of its posting.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

02 MAR -6 AM 8:47

FIRST QUARTERLY RESULTS REPORT

FOR THE PERIOD
ENDED 31 MARCH 2001

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

FIRST QUARTERLY RESULTS ANNOUNCEMENT FOR THE PERIOD ENDED 31 MARCH 2001

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM. The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

The Stock Exchange takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company (the "Directors") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

FIRST QUARTERLY RESULTS ANNOUNCEMENT FOR THE PERIOD ENDED 31 MARCH 2001

HIGHLIGHTS

- Achieved a turnover of RMB13,512,000, representing an increase of 22 times in turnover as compared to the corresponding period last year
- Accomplished a net profit of RMB2,404,000
- Earnings per share is RMB0.25 cents
- Network security gateway firewall JB-FW1 V2.0, network information monitor system JB-Search V2.1 and security gateway JB-SG2 V2.0 were awarded "Year 2000 Outstanding Domestic Software" by China Software Industry Society
- Established sales offices and three distribution agents in Guangzhou and Shenzhen in Guangdong Province and Hainan Province
- Concluded agreements with eight agents in Chengdu and Chongqing in Sichuan Province and Yunnan province
- Formed strategic alliances with Jiangshu Cryptography Control Bureau, Gansu Cryptography Control Bureau, Hebei Public Security Unit, Heilongjiang Public Security Unit and Xinjiang Public Security Unit

The board of Directors (the "Board") of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") and its subsidiary (the "Group") is pleased to announce the unaudited consolidated results of the Group for the three months ended 31 March 2001 together with the unaudited comparative figures for the corresponding period in 2000 are as follows:

		For the three months ended	
		31 March 2001	**31 March 2000**
	Note	*RMB'000*	*RMB'000*
Turnover	*2*	13,512	581
Operating expenses:			
Material and equipment		(7,864)	(751)
Employment costs		(3,547)	(1,055)
Depreciation of fixed assets		(978)	(443)
Other operating expenses		(2,446)	(310)
Loss from operations		(1,323)	(1,978)
Interest income		3,727	–
Profit (Loss) before taxation		2,404	(1,978)
Taxation	*3*	–	–
Profit (Loss) attributable to shareholders		2,404	(1,978)
Earnings (Loss) per share-basic (RMB cents)	*4*	0.25	(0.28)

1. Group reorganization and basis of presentation

The Company was incorporated as a Sino-foreign joint stock company with limited liability in Beijing, the People's Republic of China (the "PRC") on 29 March 2000. The Company's shares have been listed on the Growth Enterprise Market (the "GEM") of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") since 27 July, 2000.

On 17 April 2000, the Company has completed a reorganisation as set out in the Company's Prospectus dated 20 July 2000 (the "Reorganisation"). The Reorganisation involved entities under common control and the Company resulting from the Reorganisation is regarded as a continuing business. Accordingly, the Reorganisation has been accounted for on the basis of merger accounting, under which the financial statements have been prepared as if the Reorganisation had been completed as at 1 January 2000 and the business activities had been conducted by the Company since 1 January 2000, rather than from the date on which the Reorganisation was completed.

The principal accounting policies adopted in preparing the audited consolidated results conform to Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants and accounting principles generally accepted in Hong Kong.

2. **Turnover**

Turnover included sales of embedded system products and the provision of total solution services after deducting the applicable sales taxes as follows:

	For the three months ended	
	31 March 2001	**31 March 2000**
	RMB'000	*RMB'000*
Sales of embedded systems and related products	12,847	18
Total solution contracts	665	563
Total turnover	13,512	581

3. **Taxation**

(a) *Enterprise income tax ("EIT")*

The Company, being located in the Beijing New Technology Development Experimental Zone is subject to a reduced EIT rate of 15%. It is exempted from EIT for three years starting from Year 2000, its first operating year, followed by a 50% reduction of EIT from the fourth to the sixth year.

(b) *Value-added tax ("VAT")*

The Company is subject to VAT in the PRC levied at the rate of 17% on the amount of sales of its products as well as provision of processing, repairs and replacement services in the PRC. VAT paid on the Company's purchases may be used to offset the VAT on the sales amount to arrive at the net VAT payable.

(c) *Business tax ("BT")*

The Company is subject to the PRC BT on the provision of maintenance, support and training services in the PRC. The BT rate is 5% on the related revenue.

4. **Earnings per share**

The calculation of earnings per share for three months ended 31 March 2001 was based on the profit attributable to shareholders of approximately RMB2,404,000 (2000 – loss of approximately RMB1,978,000) and on the weighted average number of 964,000,000 shares (2000 – 700,000,000 shares adjusted for the effect of the subdivision of shares made by the Company in December 2000) in issue during the period, according to the basis of presentation described in Note 1.

No diluted earnings per share was presented as there were no dilutive potential ordinary shares outstanding.

INTERIM DIVIDEND

The Directors do not recommend the payment of an interim dividend for the period. (2000 – Nil)

Introduction

The Company has achieved a stable and sustained operating results for the first quarter of year 2001. For the three months ended 31 March 2001, the Company has accomplished a revenue of RMB13,512,000 and a net profit of RMB2,404,000. This represented a growth of 22 times in revenue as compared to the same period in the previous year.

Despite the global market downturn of information technology industry, the Company has leveraged its proprietary technology and efforts of the staff to maintain a remarkable growth in product development and sales. Through acquiring government licenses and cooperation with strategic partners, the Company further enhanced the market competitiveness and profitability. Together with increased marketing activities and improvement in management and working efficiency, the financial conditions of the Company improved favorably.

1. *Embedded System*

The Company has completed the design and simulation of EEPROM model, and has proceeded to the circuit design of embedded EEPROM module.

In addition, the Company has completed the development of high-level design methodology based on VHDL and has passed the technical review. The Company has also completed the layout design of 8-bit microprocessor, and has proceeded to conduct the FPGA function verification before fabrication.

For application specific integrated circuits ("ASIC"), the Company has conducted research on mixed signal integrated circuit design technology such as timer circuit and frequency display circuit.

2. *Product Development*

Security ICs

The Company has commenced the design and development of 3rd generation Security ICs jointly with Jiangnan Computer Technology Institute. The future production of 128-bit module encryption algorithm, which has been approved by relevant government authorities, will apply the 0.35μm CMOS technology of embedded EEPROM. Currently, the Company has completed the logic design and has proceeded to the preparation work for layout and foundry.

Network Security Products

The Company has upgraded the network security gateway firewall products into V2.0 edition and improved its original functions and planed to upgrade the core level so as to adding more functions. The Company has developed a steady market for edition V1.0 access control gateway products and is undergoing the development for edition V2.0. In addition, the Company has developed edition V1.0 of VPN encryption gateway products for providing total security solutions of "gateway-to-gateway" and "gateway-to-Win98" encryption terminal and has been conducting testing for user. The Company has also conducted research and development on network attack and defense application system.

The Company has developed SJY01-A encryption card, SZD 02 encryption card and SJY04 encryption card. SJY01-A encryption card has integrated our proprietary SSP01 encryption algorithm chip with PCI encryption card which was encrypted in RSA algorithm. The application of SZD02 bank terminal certificate for authentication of information in banks was used with the SSX03 algorithm chip developed by the Company. The SJY04 encryption card integrated the PCMCIA with SSP01 algorithm chip and PCI encryption card was designed for mobile products such as notebook computer and for hardware encryption products for VPN producers. Currently, the above-mentioned products are all under small batch trial production.

Smart Card Application System

In view of the rapid development of logistics management, the Company has developed electrical counter label products based on customer demands and market research and application of contactless electrical counter label for inventory categorization and index. The Company has also commenced the development and examination of property management software for meeting the demand for community property management in real estate industry.

GPS Application System

The Company has enhanced the efforts in market survey for understanding the demand for JB-350M GPS products, and has defined the development direction and function accordingly. The Company has now proceeded to conduct market survey on JB-420M GPS products. The Company has also completed the development on taxi dispatching system and has commenced the marketing activities.

Based on the existing GPS, GIS and GSM public network systems, the Company conducted research and development on specific GPS products in trucks, coach buses and materials supplying fleets.

Wireless Fire Alarm System ("WFAS")

The Company has completed the development project on fire fighting communication and command system in Haikou. The Company has started to develop the design of regional wireless fire alarm system and has completed the design principle and the hardware circuits.

Furthermore, the Company has conducted examination on the transmitter and receiver of 3rd generation WFAS.

3. *Production*

Security ICs

The Company has completed the trial production of 2nd generation Security ICs (GK96) and has commenced the negotiation with fabrication manufactures for batch production.

Network Security System

The Company has produced 30 sets of network security gateway firewalls during the quarter.

The Company has conducted the application examination on Jade Bird gateway VPN machine, Jade Bird gateway encryption user terminal, SJY01-A encryption card, SZD02 bank terminal certificate card and SJY04 encryption card for pre-production purpose.

Smart Card Application System

In February this year, the Company has commenced the research and development of container warehouse storage electrical label automatic search system. The Company has produced 100 sets of smart card consumption machines and smart card locks for application in school campus.

GPS Application System

The Company has conducted modulation on the analogy application system of the 1st generation GPS application system (JB230M). The Company has completed the purchases of materials for the 1st generation GPS application system (JB230M) products and commenced production.

WFAS

The Company has commenced the production of the 2nd generation WFAS, and continued the full-scale production and installation of existing WFAS products.

4. *Relevant Approvals and Permits*

The Company's network security gateway firewall JB-FW1 V2.0, network information monitor system JB-Search V2.1 and security gateway JB-SG2 V2.0 have been awarded "Year 2000 Outstanding Domestic Software" by China Software Industry Society.

The Company and Jiangnan Computer Technology Institute has been jointly developing the 3rd generation security ICs. Once the design and examination of the 3rd generation security ICs is completed, the Company will follow the procedures for applying approval from relevant government authorities.

The Company has prepared the documentation for applying the approval on SJY01-A encryption card, SZD02 encryption card and SJY04 encryption card from China State Cryptography Control Authority Office for future development.

5. *Marketing Activities*

The Company has established sales offices and three distribution agents in Guangzhou and Shenzhen in Guangdong Province and Hainan Province. The Company has also concluded agreements with eight agents in Chengdu and Chongqing in Sichuan Province and Yunnan province.

During the quarter, the Company has attended a number of conferences in relation to information technology industry which provided the Company the opportunities for technological advancement and also direct contacts with potential customers. These included the China Electrical Commerce Exhibition held in Beijing, and the user discussion meeting held in Gansu Province, Shenzhen, and Chengdu.

The Company has formed strategic alliances with Jiangshu Cryptography Control Bureau, Gansu Cryptography Control Bureau, Hebei Public Security Unit, Heilongjiang Public Security Unit and Xinjiang Public Security Unit. The product brochure was published in the Company's website. The Company has also advertised Jade Bird security gateway firewall products on a well-known magazine "Computer World" in the PRC for 40 weeks so as to enhance the brandname awareness of our products.

Future Prospects

During the quarter, the Company has achieved a substantial growth as compared to the corresponding period in the previous year. The Company will continue to contribute resources in product research and development, and actively explore the international and domestic markets so as to achieve a better development in technology and business growth in the future.

With the increasing awareness of the development of information technology industry, "network" has become an essential factor for economic and social development in a country. Information technology industry, especially the Internet, is regarded as "a new impetus for China's reform". Thus, the Company expects that there would be an increasing demand for network security related products. The Company commits to contribute more resources in the research and development and upgrading of related products so as to cope with the development and demand of the industry and get a better return.

The Company also seeks cooperation with other high technology companies in the industry domestically and at overseas and forms strategic alliance. In May this year, the Company entered into a joint venture agreement to establish a Sino-German joint venture in Shanghai for design and manufacture of network security equipment. The production is expected to commence in the second half of this year and hence contribute considerable revenue to the Company.

The Company's key development project in relation to WFAS, Hainan Haikou Fire Fighting Communication and Command System, has been smoothly operating. The establishment of "119 Fire Fighting Communication and Command System" has been completed in this April and put into application. In relation to urban fire automatic alarm and monitor system, the Company aims to expand the user group and establish monitoring network. The Company expects that this project will increase the awareness of our WFAS products in the market and contribute revenue to the Company in the next quarter.

In May this year, the Company has attended the China Beijing International High-Tech Industries Week (Four Session) & China Beijing International Sci-Tech Fair and Venture Investment Workshop & Conference in May this year. Companies from Zhongguancun New & High Technology Zone and other well-known companies in the country will exhibit their flagship products and recent research and development achievements. This will be a good opportunity for the Company to share information and experience with other peer companies in the industry. On the other hand, the Company will continue to promote our brand products, attract more clients and better understand the market trend.

With our proprietary technologies and strong capital position, the Company will strive for further business growth in spite of the fierce competition in the market. The Company will strengthen the cooperation with domestic and foreign companies so as to achieve further advancement of the new and high technology industry in the PRC.

DIRECTORS' AND SUPERVISORS' INTERESTS IN SHARES

As at 31 March 2001, except for those shares held through Heng Huat Investments Limited ("Heng Huat") as set out below, none of the Directors and the supervisors of the Company (the "Supervisors") or their associates had any personal, family, corporate or other interests in the shares of the Company or associated corporations, if any, pursuant to section 29 of the SDI Ordinance.

Heng Huat

Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue, all executive Directors of the Company, are trustees holding 60, 20 and 20 shares out of 100 shares in the issued share capital of Heng Huat. Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue are also directors of Heng Huat.

By a Declaration of Trust made as a deed on 19 July 2000, Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue declared that they held the shares of Heng Huat as trustees for the benefits of 477 employees of the Jade Bird Group and the Company. Heng Huat and Gamerian Limited are the two shareholders beneficially entitled to approximately 93.37% and approximately 6.63% respectively in the issued share capital of Dynamic Win Assets Limited ("Dynamic Win").

The beneficial interests of the Directors and Supervisors in the share capital of the Company are deemed as follows:

Director/Supervisor	Type of interests	Number of Shares	Percentage of deemed beneficial interest in the Company's share capital
Mr. Xu Zhen Dong	Other	76,874,140	7.97%
Mr. Zhang Wan Zhang	Other	21,732,240	2.25%
Ms. Liu Yue	Other	21,732,240	2.25%
Mr. Xu Zhi Xiang	Other	8,086,500	0.84%
Mr. Chen Zhong	Other	8,086,500	0.84%
Prof. Yang Fu Qing	Other	12,129,750	1.26%
Prof. Wang Yang Yuan	Other	12,129,750	1.26%
Mr. Zhang Yong Li*	Other	4,043,250	0.42%
Mr. Li Chun*	Other	336,680	0.03%
Mr. Fan Yi Min*	Other	151,600	0.02%

* *Supervisors*

DIRECTORS' AND SUPERVISORS' RIGHTS TO ACQUIRE H SHARES

Save as disclosed above, during the three months ended 31 March 2001, none of the Directors or Supervisors was granted options to subscribe for H shares of the Company. As at 31 March 2001, none of the Directors or the Supervisors had any rights to acquire H shares in the Company.

SUBSTANTIAL SHAREHOLDERS

As at 31 March 2001, the only persons directly or indirectly entitled to exercise or control the exercise of 10% or more of the voting power at general meetings of the Company, or otherwise interested in 10% or more of the issued share capital of the Company were as follows:

Shareholder	Number of Promoters' Shares	Approximate effective interests in the Company
Peking University *(Note 1)*	221,345,350	22.96%
Beijing Beida Jade Bird Software System Company ("Jade Bird Software") *(Note 2)*	136,345,350	14.14%
Dynamic Win *(Note 3)*	220,000,000	22.82%
Heng Huat *(Note 3)*	205,414,000	21.31%

Notes:

(1) Peking University, through Jade Bird Software, Jade Bird, Yu Huan and Beijing Tianqiao, has effective interests in the Company comprising:

(a) 85,000,000 shares (representing approximately 8.82% of the Company's issued share capital) held by Yu Huan, which is beneficially wholly-owned by Peking University;

(b) 110,000,000 shares (representing approximately 11.41% of the Company's issued share capital) held by Jade Bird Software, which is beneficially wholly-owned by Peking University;

(c) 18,400,000 shares (representing approximately 1.91% of the Company's issued share capital) held through Jade Bird, which is approximately 46% owned by Peking University;

(d) 7,945,350 shares (representing approximately 0.82% of the Company's issued share capital) held through Beijing Tianqiao, which is approximately 10.60% owned by Peking University.

(2) The interests of Jade Bird Software comprises:

(a) 110,000,000 shares (representing approximately 11.41% of the Company's issued share capital) held by Jade Bird Software;

(b) 18,400,000 shares (representing approximately 1.91% of the Company's issued share capital) held through Jade Bird, which is approximately 46% owned by Jade Bird Software;

(c) 7,945,350 shares (representing approximately 0.82% of the Company's issued share capital) held through Beijing Tianqiao, which is approximately 10.60% owned by Jade Bird Software.

(3) Dynamic Win is a limited liability company incorporated in Hong Kong under the Companies Ordinance, the shareholding of which is held as to approximately 6.63% by Gamerian Limited and approximately 93.37% by Heng Huat. Gamerian Limited is a wholly owned subsidiary of New World CyberBase Limited, which is a company whose shares are listed on the Main Board of the Stock Exchange. Heng Huat is a company incorporated in the British Virgin Islands, the entire issued share capital of which is held by three of the executive directors of the Company as trustees for the benefits of the qualified employees of the Jade Bird Group and the Company.

SPONSOR'S INTEREST

As at 31 March 2001, New World CyberBase Limited, an associate of the Company's sponsor, Tai Fook Capital Limited ("Tai Fook"), held 70,000,000 Promoters' Shares of the Company. In addition, New World CyberBase Limited through its another wholly owned subsidiary, Gamerian Limited, held a 6.63% shareholding in Heng Huat which in turn held 220,000,000 Promoters' Shares of the Company.

Save as disclosed above, Tai Fook (including its directors and employees) and its associates, do not have any interest in the Company as at 31 March 2001.

Pursuant to the Sponsor's agreement dated 19 July 2000 between the Company and Tai Fook, Tai Fook received a fee for acting as the Company's retained sponsor for the period from 27 July 2000 to 31 December 2002.

COMPETING INTERESTS

None of the Directors, the management shareholders of the Company and their respective associate (as defined in the GEM Listing Rules) had an interest in a business which competes or may compete with the businesses of the Company.

AUDIT COMMITTEE

The Company established an audit committee on 5 July 2000 with terms of reference in compliance with Rules 5.23, 5.24 and 5.25 of the GEM Listing Rules. The primary duties of the Audit Committee are to review the financial reporting process and internal control system of the Company. The Audit Committee has two members namely, the two independent non-executive Directors, Ms. Liu Yong Ping and Prof. Nan Xiang Hao.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S H SHARES

For the period ended 31 March 2001, the Company did not purchase, sell or redeem any of the Company's H shares.

By order of the Board
Xu Zhen Dong
Chairman

15 May 2001, Beijing, the PRC

This announcement will remain on the GEM website on the "Latest Company Announcements" page for 7 days from the date of its posting.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
Beijing Beida Jade Bird Universal Sci-Tech Company Limited

第一季度業績報告

截至二零零二年

三月三十一日止期間

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(於中華人民共和國註冊成立之股份有限公司)

第一季度業績公佈
截至二零零一年三月三十一日止期間

香港聯合交易所有限公司(「聯交所」)創業板(「創業板」)之特色

創業板乃為帶有高投資風險之公司提供一個上市之市場。尤其在創業板上市之公司毋須有過往溢利記錄，亦毋須預測未來溢利。此外，在創業板上市之公司可因其新興性質及該等公司經營業務之行業或國家而帶有風險。有意投資之人士應瞭解投資於該等公司之潛在風險，並應經過審慎周詳之考慮後方作出投資決定。創業板之較高風險及其它特色表示創業板較適合專業及其它資深投資者。

由於創業板上市之公司屬新興性質(乃屬發展階段)，在創業板買賣之證券可能會較在聯交所主板買賣之證券承受較大之市場波動風險(在創業板所買賣證券之市場波動幅度或會較聯交所主板市場之證券為大)，同時無法保證在創業板買賣之證券會有高流通量之市場。創業板發佈資料之主要方法為在聯交所為創業板而設之互聯網網頁上刊登。上市公司毋須在憲報指定報章刊登付款公佈披露資料。因此，有意投資之人士應注意，彼等須閱覽創業板網頁，方可取得創業板上市發行人之最新資料。

聯交所對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。

本公佈包括之資料乃遵照香港聯合交易所有限公司《創業板證券上市規則》之規定而提供有關北京北大青鳥環宇科技股份有限公司(「本公司」)之資料。本公司各董事願就本公佈共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知及所信：(i)本公佈所載之資料在各重大方面均屬準確完整，且無誤導成份；(ii)本公佈並無遺漏其他事實致使本公佈所載任何內容產生誤導；及(iii)本公佈所表達之一切意見乃經審慎周詳考慮後始作發表，並以公平合理之基準及假設為依據。

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(於中華人民共和國註冊成立之股份有限公司)

第一季度業績公佈
截至二零零一年三月三十一日止期間

概要

- 實現營業額人民幣13,512,000元，較去年同期約增長22倍
- 創造純利人民幣2,404,000元
- 每股盈利為人民幣0.25分
- 青鳥網關防火牆JB-FW1 V2.0產品、青鳥網絡信息監察系統JB-Search V2.1產品和青鳥安全網關JB-SG2 V2.0產品被中國軟件行業協會評為「二零零零年度國產優秀軟件產品」
- 在廣東省廣州、深圳和海南省成立分支銷售機構及三家分支銷售代理
- 在四川省成都、重慶和雲南省與八家代理商簽訂協定
- 與江蘇省保密局、甘肅省保密局、河北省公安廳、黑龍江省公安廳、新疆省公安廳建立策略性聯盟

第一季度業績

北京北大青鳥環宇科技股份有限公司(「本公司」)及其附屬公司(「本集團」)的董事會(「董事會」)謹此提交本集團截至二零零一年三月三十一日止三個月之未經審核綜合經營業績，連同二零零零年同期之未經審核比較數字載列如下：

		截至三月三十一日止三個月	
		二零零一年	二零零零年
	附註	人民幣千元	人民幣千元
收入	2	13,512	581
經營費用：			
材料及設備		(7,864)	(751)
聘用成本		(3,547)	(1,055)
固定資產折舊		(978)	(443)
其他經營費用		(2,446)	(310)
經營虧損		(1,323)	(1,978)
利息收入		3,727	–
税前溢利(虧損)		2,404	(1,978)
税項	3	–	–
股東應佔溢利(虧損)		2,404	(1,978)
每股盈利(虧損)，基本(人民幣分)	4	0.25	(0.28)

1. 集團重組及呈報標準

本公司於二零零零年三月二十九日在中華人民共和國依據《中華人民共和國公司法》成立為有限責任之外商投資股份有限公司。本公司於二零零零年七月二十七日在香港聯合交易所(「聯交所」)創業板上市。

二零零零年四月十七日，本公司完成了於二零零零年七月二十日發佈之招股章程所述的一項重組(「重組」)。重組涉及續營受共同控制的企業的業務。該等重組以合併會計法被視作同一利益合併處理，並假設該重組已於二零零零年一月一日完成，且由本公司從二零零零年一月一日起持續開展該等業務。

本公司經審核綜合業績中之主要會計準則乃遵照香港會計師公會頒佈的香港會計準則及香港一般公認之會計準則制訂。

2. 收入

收入包括銷售嵌入式系統產品及提供全面解決方案服務相應稅後收入如下：

	截至三月三十一日止三個月	
	二零零一年	二零零零年
	人民幣千元	*人民幣千元*
銷售嵌入式系統產品	12,847	18
提供全面解決方案服務	665	563
總收入	13,512	581

3. 稅項

企業所得稅

本公司位於北京市新技術產業開發試驗區，享有15%之優惠企業所得稅稅率。本公司自二零零零年起（即首個營運年度）三年免繳企業所得稅，其後第四至第六年則享有50%減免。

增值稅

本公司的增值稅為於中華人民共和國銷售或提供加工、維修及置換服務所收取費用之17%。本公司支付之增值稅可用以抵銷按銷售額所產出之增值稅以確定應付增值稅淨額。

營業稅

本公司須就其於中華人民共和國提供保養、支援及培訓等服務收益計提營業稅。營業稅率為總收益5%。

4. 每股盈利

本公司截至二零零一年三月三十一日止三個月的每股基本溢利乃分別根據可分配之股東應佔溢利人民幣2,404,000元（二零零零年：淨虧損約人民幣1,978,000元），及按附註1所述之呈報基準，所計算的加權平均數964,000,000股（二零零零年：已調整因就本公司於二零零零年十二月進行之股本拆細的影響所計算的加權平均數700,000,000股）之已發行股本計算。

由於並無潛在可攤薄之已發行普通股，因此並無列示每股攤薄盈利。

中期股息

董事會不建議派發中期股息（二零零零年：無）。

業務回顧

概述

本公司於二零零一年第一季度業績繼續穩步增長。截至二零零一年三月三十一日止三個月收入為人民幣13,512,000元，純利為人民幣2,404,000元。與去年同期比較，收入總額上升22倍。

儘管本季度資訊科技行業處於低迷調整階段，得力於本公司的專有技術和各部門的共同努力，相關產品的開發及銷售仍保持著良好的發展。通過獲得政府許可證及謀求與戰略夥伴合作，公司的市場競爭力和盈利能力進一步增強。公司對外致力於產品的市場推廣，對內提高工作效率和管理水平，使得本公司的財務狀況繼續向良好方向發展。

一、 *嵌入式系統部分*

本公司已完成EEPROM 模型的設計仿真，正在進行包含嵌入式EEPROM模組的電路設計。

另外，本公司已完成基於VHDL的高層級設計方法學研究並通過技術鑒定。本公司已完成8位微型處理器版圖設計，目前正在進行流片前的FPGA功能驗證。

在專用晶片方面，本公司正在進行計時器電路、頻率顯示電路等混合訊息積體電路的設計。

二、 *產品發展*

安全晶片

本公司正在和江南計算技術研究所聯合設計與開發第三代安全晶片。該電路的演算法已獲得國家有關機構許可，具有128位元分組密碼演算法，將採用嵌入EEPROM的0.35 μ m CMOS工藝製造。目前已完成邏輯設計，正在進行佈局佈線和Foundry前的準備工作。

網絡安全系統

本公司完成網關防火牆產品的版本升級，推出V2.0版本，修改完善了原有功能，並準備調整核心級以增加新的功能；訪問控制網關產品完成V1.0版本的市場定位，正在進行V2.0版本的升級開發。此外，本公司已對VPN加密網關產品開發完成V1.0版本，實現了閘道對閘道，閘道對Win98加密用戶端的全方位安全解決方案，目前正在進行用戶測試。本公司還針對網路攻防應用系統開展了研發工作。

本公司已開發出SJY01-A密碼卡，SZD02密碼卡和STY04 密碼卡。SJY01-A是採用本公司設計生產的SSP01加密演算法晶片結合RSA演算法的PCI匯流排加密卡。SZD02銀行終端認證卡是採用本公司研製生產的SSX03演算法晶片，用於銀行資料認證的加密卡。SJY04加密卡是採用SSP01演算法晶片的PCMCIA和PCI加密卡，使用於移動用戶（如筆記本型電腦）、VPN等廠商的硬件保密產品。目前，這幾種產品已定型進入小批量試生產。

聰明卡應用系統

由於物流管理專案的進展，經過瞭解用戶需求和市場調研，本公司開發了物流管理中的電子貨櫃標簽產品，採用無接觸技術進行倉儲物質的分類和檢索。對於房地產行業中的小區物業管理需求，編制了物業軟件並且進行了測試。

GPS應用系統

本公司加強市場調研，進一步瞭解JB-350M用戶群需求，努力按照需求研究產品的開發方向及功能定義。公司計劃對JB-420M產品進行市場調研，並且已研製出計程車調度系統，並進行市場開發。

本公司利用現有GPS、GIS及GSM公網系統，開發長途客貨運輸及物流配送等專用GPS產品。

無線消防報警系統

本公司已完成海口市消防通信指揮系統。現正在開展區域無線消防報警系統的設計，已初步完成了原理設計及部分硬件電路。

此外，本公司對第三代無線消防報警系統的發射機及接收機進行了試驗。

三、 *生產*

安全晶片

本公司已完成第二代安全晶片GK96的試生產，正在與加工廠家洽談批量生產合同。

網路安全系統

本公司於本季度生產網關防火牆30套。

本公司對青鳥網關VPN機器，青鳥網關加密用戶端，SJY01-A密碼卡，SJY02銀行終端認證卡和SJY04加密卡進行了生產前使用測試。

聰明卡應用系統

本公司於二月份開始研製倉儲貨櫃電子標簽自動查詢系統，並針對校園卡應用生產100台IC卡消費機和IC卡門鎖。

GPS應用系統

本公司對於第一代GPS應用系統(JB230M)產品的類比實際應用系統進行聯調。公司已購買第一代GPS應用系統(JB230M)產品的元器件，進入產品的投產。

無線消防報警系統

本公司正全面開始生產第二代無線消防報警系統，現繼續全面生產及組裝現有無線消防報警系統產品。

四、 *有關批文及許可證*

在中國軟件行業協會推出的二零零零年度推薦優秀軟件產品中，青鳥環宇的青鳥網關防火牆JB-FW1 V2.0產品、青鳥網絡信息監察系統JB-Search V2.1產品和青鳥安全網關JB-SG2 V2.0產品在經過專家委員會的嚴格評審後，獲得「二零零零年度國產優秀軟件產品」稱號。

本公司和江南計算技術研究所合作開發的第三代安全IC正在設計過程中，待設計完成並通過國家相關部門審定後，即可辦理申請批文手續。

目前本公司正在準備 SJY01-A密碼卡，SZD02密碼卡和STY04密碼卡的有關安全審查材料，擬上報國家密碼管理委員會辦公室。

五、　*市場推廣*

本公司已在廣東省廣州、深圳和海南省成立分支銷售機構及三家分支銷售代理，在四川省成都、重慶和雲南省已與八家代理商簽訂協定。

本季度，本公司參加了各類型的資訊科技行業研討會。其中包括在北京召開的中國電子商務展，三月在甘肅省、深圳、成都分別召開用戶研討會。

本公司與江蘇省保密局、甘肅省保密局、河北省公安廳、黑龍江省公安廳、新疆省公安廳建立策略性聯盟，並在本公司網站公佈產品手冊，在《電腦世界報》上連續40周每周刊登青鳥網關防火牆的廣告，以提高本公司產品的知名度。

未來展望

在過去的一個季度裏，本公司較去年第一季度取得了顯著快速的發展。本公司在過去及未來在科研及產品開發方面的大力投入，以及對國內及國際市場的積極拓展，必將對未來各方面業務發展提供廣闊的技術空間與市場空間，推動業務長期與穩定的發展。

隨著對信息行業發展的重視，網絡成為一個國家經濟發展和社會進步的重要因素。信息科技行業尤其是互聯網，更被認為是「中國改革的新動力」。本公司預計在日後的行業發展中，必然對新型的網路安全產品有著大量的需求，本公司必會投入相當的資源加大對相關產品的研發與升級，以適應整個行業市場的發展需求，爭取獲得最大的收益。

本公司積極謀求與國內外知名高科技公司進行合作交流，建立戰略合作夥伴關係。目前本公司正籌備與德國一家高科技公司合作在上海建立生產網路安全設備的公司，於五月份正式簽署合資協定。預計可於今年下半年投產，屆時將增加本公司盈利能力，以及在該領域的技術水平與競爭力。

本公司有關無線消防的重點專案「海南省海口市消防通信指揮系統」正在積極開展；「119消防通信指揮系統」已於今年四月建成並正式投入使用。對於城市火災自動報警監控系統，本公司正致力於擴大用戶群，建立監控網路。該專案的全面啟動將提高本公司產品的知名度，並可望在未來帶來可觀的收入。

今年五月，本公司參加了第四屆中國北京高新技術產業國際周暨中國北京國際科技博覽會和國際投融資大會。來自中關村高科技園區、全國乃至全世界的知名企業必將借此機會展示其旗艦產品及最新科研成果，這將是本公司與業界加強學習，增進交流、瞭解的一個絕好機會，也是本公司提高產品知名度，獲得客戶，瞭解市場發展方向的一個主要渠道。

本公司憑藉其專有技術及資本市場的雄厚實力，必然會在激烈的市場競爭中取得良好發展，亦會加強與國際相關行業公司的合作，致力帶動中國高科技行業的發展，開闢新的發展道路。

董事及監事之股票權益

依據香港證券（披露權益）條例第29條，於二零零一年三月三十一日，除透過Heng Huat Investments Limited（「Heng Huat」）以信託形式所持有本公司股份外，任何董事及監事或其關連人士未有本公司股份之個人、家族、公司或其他權益。

Heng Huat

許振東先生、張萬中副教授及劉越副教授（全均為執行董事）乃分別持有 Heng Huat 已發行股本100股股份中60股、20股及20股之受託人。許振東先生、張萬中副教授及劉越副教授亦為Heng Huat之董事。

根據於二零零零年七月十九日作出作為契據之信託聲明，許振東先生、張萬中副教授及劉越副教授聲明彼等作為受託人持有Heng Huat之股份，受益人為青鳥集團及本公司之477位僱員。Heng Huat及Gamerian Limited乃致勝資產有限公司（「致勝資產」）之兩位股東，分別實益擁有致勝資產已發行股本約93.37%及約6.63%。

董事及監事被視作於本公司股本中擁有的實際權益如下：

董事／監事	權益類別	股份數目	被視作於本公司股本中擁有的實際權益的百份比
許振東	其他	76,874,140	7.97%
張萬中	其他	21,732,240	2.25%
劉越	其他	21,732,240	2.25%
徐祇祥	其他	8,086,500	0.84%
陳鐘	其他	8,086,500	0.84%
楊芙清	其他	12,129,750	1.26%
王陽元	其他	12,129,750	1.26%
張永利*	其他	4,043,250	0.42%
李春*	其他	336,680	0.03%
範熠旻*	其他	151,600	0.02%

* *監事*

董事及監事獲取股票之權利

除上述所披露，截至二零零一年三月三十一日，本公司的董事或監事未有獲得本公司H股股票的購股權。於二零零一年三月三十一日，任何董事或監事均未有獲得本公司H股股票之權利。

主要股東

於二零零一年三月三十一日，唯一直接或間接有權行使或控制行使本公司股東大會投票權10%或以上，或擁有本公司已發行股本10%或以上權益之人士如下：

股東	發起人股份數目	於本公司之概約實際權益
北京大學*（附註1）*	221,345,350	22.96%
北京市北大青鳥軟件公司（「青鳥軟件」）*（附註2）*	136,345,350	14.14%
致勝資產*（附註3）*	220,000,000	22.82%
Heng Huat *（附註3）*	205,414,000	21.31%

附註:

(1) 北京大學透過青鳥軟件、青鳥、宇環、北京天橋於本公司擁有實際權益,包括:

(a) 由宇環持有之85,000,000股股份(佔本公司已發行股本約8.82%),而宇環由北京大學實益全資擁有;

(b) 青鳥軟件持有之110,000,000股股份(佔本公司已發行股本約11.41%),而青鳥軟件由北京大學實益全資擁有;

(c) 透過青鳥持有之18,400,000股股份(佔本公司已發行股本約1.91%),而青鳥乃由北京大學持有46%權益;及

(d) 透過北京天橋持有之7,945,350股股份(佔本公司已發行股本約0.82%),而北京天橋乃由北京大學持有10.60%。

(2) 青鳥軟件之權益包括:

(a) 青鳥軟件持有之110,000,000股股份(佔本公司已發行股本約11.41%);

(b) 透過青鳥持有之18,400,000股股份(佔本公司已發行股本約1.91%),而青鳥乃由北京大學持有46%權益;

(c) 透過北京天橋持有之7,945,350股股份(佔本公司已發行股本約0.82%),而北京天橋乃由北京大學擁有約10.60%。

(3) 致勝資產乃根據公司條例於香港註冊成立之有限公司,分別由Gamerian Limited 及Heng Huat持有其約6.63%及約93.37%股權。Gamerian Limited乃新世界數碼基地有限公司之全資附屬公司,而新世界數碼基地有限公司之股份在聯交所主板上市。Heng Huat乃於英屬處女群島註冊成立之公司,由本公司三位執行董事作為受託人持有其全部已發行股本,受益人為青鳥集團及本公司之合資格僱員。

保薦人權益

於二零零一年三月三十一日,本公司保薦人大福融資有限公司(「大福」)的聯營公司－新世界數碼有限公司持有本公司發起人股70,000,000。此外,新世界數碼有限公司透過其另一全資附屬公司－Gamerian Limited,持有6.63%擁有本公司發起人股220,000,000的另一公司－Heng Huat。

除上述披露,大福(包括其董事及職員)或相關人員均未擁有本公司股票權益。

依據二零零零年七月十九日本公司與大福融資有限公司所訂立之保薦人協定,大福融資有限公司已收取就二零零零年七月二十七日至二零零二年十二月三十一日期間出任本公司保薦人的有關費用。

競爭權益

概無本公司董事或管理層股東（定義見創業板上市規則）於與本公司業務出現競爭或可能競爭中擁有權益。

審核委員會

本公司在二零零零年七月五日設立一個審核委員會，並按照創業板上市規則第5.23、5.24 和5.25條制定其職權範圍。審核委員會之主要職責為審閱本公司財務申報程式及內部監控制度。審核委員會僅有二位成員，即為兩位獨立非執行董事劉永平女士及南相浩教授。

本公司H股股票之購買、銷售和贖回

截至二零零一年三月三十一日，本公司未有購買、銷售和贖回任何本公司上市之H股股票。

承董事會命

許振東

主席

二零零一年五月十五日

本公佈由刊登日期起計在創業板網站內「最新公司公佈」網頁上保存七日。

disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(the "Company")

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT

The board of directors (the "Board") of the Company hereby announces that a meeting of the Board will be held at Room 117/119, Zhongcheng Building, Haidian Road, Beijing, PRC on Tuesday, 15 May 2001 at 11:00 a.m. for the following purposes:-

1. To consider and approve the first quarter unaudited results of the Company and its subsidiary for the three months ended 31 March 2001 and approve the draft announcement of the results to be published on the GEM website;

2. To consider the payment of an interim dividend, if any;

3. To consider the closure of the Register of Members, if necessary; and

4. To transact any other business.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 3 May 2001.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for 7 days from the date of its posting.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(the "Company")

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT

The Directors wish to clarify certain articles that appeared in various newspapers yesterday and today in respect of a proposed acquisition of approximately 8.6% share capital of a company listed in NASDAQ.

The Directors have noted that certain articles ("Articles") which appeared in various newspapers yesterday and today stated that the Company is in the process of acquiring approximately 8.6% share capital or 3 million shares of Sohu.com, a company listed in the Nasdaq Stock Market, Inc. in the United States ("NASDAQ"), (the "Proposed Acquisition"). The Directors wish to clarify that the information contained in such Articles in relation to the Proposed Acquisition by the Company is incorrect. The Proposed Acquisition is a strategic investment of Beijing Beida Jade Bird Limited, which directly and indirectly holds 11.93% of the issued share capital of the Company. Accordingly, the Company is not involved in the Proposed Acquisition.

Investors are strongly advised to ignore such Articles when making any investment decision in relation to the securities of the Company and exercise caution when dealing in the securities of the Company.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 25th April, 2001

This announcement will appear on the GEM website at the "Latest Company Announcements" page for 7 days from the day of its posting.

The Stock Exchange of Hong Kong Limited ("the Stock Exchange") takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company (the "Directors") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

北京北大青鳥環宇科技股份有限公司
Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the 2000 annual general meeting ("AGM") of Beijing Beida Jade Bird Universal Sci-Tech Company Limited ("the Company") will be held at Granville Room, Lower Lobby, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Tuesday, 29th May, 2001 at 10:00a.m. for the following purposes:-

I. As ordinary resolutions:

1. To consider and approve Report of the Directors for the year 2000;
2. To consider and approve Report of the Supervisory Committee for the year 2000;
3. To consider and approve the audited consolidated financial statements for the year 2000;
4. To consider and approve the dividend distribution proposal for the year 2000;
5. To consider and approve the appropriation to statutory surplus reserve and statutory public welfare fund for the year 2000;
6. To consider the reappointment of Arthur Andersen & Co as auditors for the year 2001 and authorize the Directors to fix their remuneration;

7. To consider and approve the remuneration proposals for Directors and Supervisors of the Company for the year 2001;

8. To transact any other business.

II. As special resolutions:

1. To consider and approve the renewal of the resolution passed by the shareholders of the Company on 5th July, 2000 and subject to and conditional upon approval of and permission to deal with the H Shares in the share capital of the Company, which are intended to be issued by the Company, by the Growth Enterprise Market of the Stock Exchange and approval of the resolution by the China Securities Regulatory Committee, a mandate is to be given to the board of Directors:

(a) to place and/or issue Domestic Shares and/or H Shares within a period of twelve months from the date of the resolution provided that the number of Domestic Shares and/or H Shares to be placed and/or issued shall not exceed 20 per cent. of the numbers of Domestic Shares and H Shares separately then in issue ("20 per cent. limit");

(b) to decide within the 20 per cent. limit the number of Domestic Shares and/or H Shares to be placed and/or issued and to deal with matters arising out of and incidental to such placement and/or issue of new Shares; and

(c) to make such necessary amendments to articles 17, 18 and 21 of the Articles of Association to reflect changes in the share capital of the Company arising out of such placement and/or issue of Shares;

such mandate to remain in effect for a period of twelve months from the date of passing of the renewal of the resolution or until the revocation or variation of the mandate by a special resolution of the holders of the Shares.

By Order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 30th March, 2001

Notes:

1. The H Shares register of shareholders of the Company will be closed from 28th April, 2001 to 29th May, 2001 (both days inclusive), during which no transfer of H Shares will be effected. The holders of Promoters' Shares or H Shares whose name appears on the register of members of the Company at 4:00 p.m. on 27th April, 2001 will be entitled to attend and vote at the AGM.

2. Any holder of Promoters' Shares or H Shares entitled to attend and vote at the AGM convened by the above notice is entitled to appoint in written form one or more proxies to attend and vote at the AGM

on his behalf. A proxy needs not be a holder of Promoters' Shares or H Shares of the Company.

3. A voting proxy form for the AGM is enclosed. In order to be valid, the voting proxy form together with the power of attorney or other authority, if any, under which it is signed or a notarily certified copy of the power of attorney must be delivered to the Company's H Shares registrar in Hong Kong Registrars Limited at 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong not less than 24 hours before the time appointed for holding the AGM or any adjournment thereof.

4. Holders of Promoters' Shares or H Shares who intend to attend the AGM should complete the enclosed reply slip for the AGM and return it to the Company's H Shares registrar in Hong Kong Registrars Limited at 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong on or before Tuesday, 8th May, 2001. The reply slip may be delivered by hand, by post or by fax to the number (852) 2579-0095.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for 7 days from the date of its posting.

Yearly Results announcement form

Name of listed company :	Beijing Beida Jade Bird Universal Sci-Tech Company Limited
Stock code :	8095
Year end date :	31/12/2000
Auditors' report :	[ ] Qualified [ ] Modified [x] Neither

This result announcement form only contains extracted information from and should be read in conjunction with the detailed results announcement of the issuer, which can be viewed on the GEM website at http://www.hkgem.com

		(Audited) Current Period (dd/mm/yy)		(Audited) Last Corresponding Period (dd/mm/yy)	
		from 01/01/2000		from 01/01/1999	
		to 31/12/2000		to 31/12/1999	
		RMB'000		RMB'000	
Turnover	:	60,843		10,419	
Profit/(Loss) from Operations	:	24,550		-4,499	
Finance cost	:	6,726		13	
Share of Profit/(Loss) of Associates	:	N/A		N/A	
Share of Profit/(Loss) of Jointly Controlled Entites	:	N/A		N/A	
Profit/(Loss) after Taxation & MI	:	31,067		-4,486	
% Change Over the Last Period	:	N/A	%		
EPS / (LPS) - Basic	:	RMB3.80cents		RMB(0.64)cents	
- Diluted	:	N/A		N/A	
Extraordinary (ETD) Gain/(Loss)	:	0		0	
Profit (Loss) after ETD Items	:	31,067		-4,486	
Final Dividend per Share	:	RMB0.50cents		0	
(specify if with other options)	:	N/A		N/A	
B/C Dates for Final Dividend	:	28/4/2001	to	29/5/2001	bdi.
Payable Date	:	16/7/2001			
B/C Dates for AGM/SGM	:	28/4/2001	to	29/5/2001	bdi.
Other Distribution for Current Period	:	N/A			
B/C Dates for Other Distribution	:	N/A	to	N/A	bdi.

* Please delete as appropriate

(bdi: both days inclusive)

Remarks :

For and on behalf of
Beijing Beida Jade Bird Universal Sci-Tech Company Limited
Signature :
Name : Calvinna Yang
Title : Company Secretary

Responsibility statement

The directors of the Company (the "Directors") as at the date hereof hereby collectively and individually accept full responsibility for the accuracy of the information contained in this results announcement form (the "Information") and confirm, having made all reasonable inquiries, that to the best of their knowledge and belief the Information are accurate and complete in all material respects and not misleading and that there are no other matters the omission of which would make the Information herein inaccurate or misleading.The Directors acknowledge that the Stock Exchange has no responsibility whatsoever with regard to the Information and undertake to indemnify the Exchange against all liability incurred and all losses suffered by the Exchange in connection with or relating to the Information.

1. Group reorganization and basis of presentation

The Company was incorporated as a Sino-foreign joint stock company with limited liability in Beijing, the People's Republic of China (the "PRC") on 29th March, 2000. The Company's shares have been listedon the Growth Enterprise Market (the " GEM") of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") since 27th July, 2000. On 17th April, 2000, the Company has completed a reorganisation as set out in the Company's Prospectus dated 20th July, 2000 (the "Reorganisation"). The Reorganisation involved entities under common control and the Company resulting from the Reorganisation is regarded as a continuing business. Accordingly, the Reorganisation has been accounted for on the basis of merger accounting, under which the financial statements have been prepared as if the Reorganisation had been completed as at 1st January, 2000 and the business activities had been conducted by the Company since 1st January, 2000, rather than from the date on which the Reorganisation was completed.

The comparative figures for the year ended 31st December, 1999 have been presented on the same basis.

The principal accounting policies adopted in preparing the audited consolidated results conform to Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants and accounting principles generally accepted in Hong Kong.

2. Turnover

Turnover included sales of embedded system products and the provision of total solution services after deducting the applicable sales taxes as follows:

	2000	1999
	RMB'000	RMB'000
Sales of embedded systems and related products	13,388	711
Total solution contracts	47,455	9,708
Total turnover	60,843	10,419

3. Taxation

(a)Enterprise income tax ("EIT")

The Company, being located in the Beijing New Technology Development Experimental Zone is subject to a reduced EIT rate of 15%. It is exempted from EIT for three years starting from Year 2000, its first operating year, followed by a 50% reduction of EIT from the fourth to the sixth year.

(b)Value-added tax ("VAT")

The Company is subject to VAT in the PRC levied at the rate of 17% on the amount of sales of its products as well as provision of processing, repairs and replacement services in the PRC. VAT paid on the Company's purchases may be used to offset the VAT on the sales amount to arrive at the net VAT payable.

(c)Business tax ("BT")

The Company is subject to the PRC BT on the provision of maintenance, support and training services in the PRC. The BT rate is

5% on the related revenue.

4. Earnings per share

The calculation of earnings per share for the year ended 31st December, 2000 was based on the profit attributable to shareholders of approximately RMB31,067,000 (1999 – loss of approximately RMB4,486,000) and on the weighted average number of 812,721,000 shares (1999 – 700,000,000 shares) in issue during the year, according to the basis of presentation described in Note 1, and adjusted for the effect of the subdivision of shares made by the Company in December 2000.

No diluted earnings per share was presented as there were no dilutive potential ordinary shares outstanding.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNUAL RESULTS ANNOUNCEMENT
For the year ended 31st December, 2000

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM. The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

The Stock Exchange takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company (the "Directors") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNUAL RESULTS ANNOUNCEMENT
For the year ended 31st December, 2000

Highlights

- Successful entry to GEM as a publicly listed company on 27th July, 2000
- Achieved a turnover of RMB61 million, representing an approximately 5 times increase as compared to the previous year
- Accomplished a net profit of RMB31 million, turning loss to profit
- Accomplished a earnings per share of RMB3.8 cents
- Maintained a strong financial position with RMB327 million cash on hand and nil borrowings
- Subdivided each share with a nominal value of RMB1 into ten shares with a nominal value of RMB0.1

CHAIRMAN'S STATEMENT

The Year 2000 was a year of significant growth for us. Through corporate reorganization, we have received investments from strategic investors and through listing of our shares on the Hong Kong Stock Exchange, we have gained access to the international capital market.

With the embedded system technology developed from Peking University, the Company's operating philosophy hinges on "talent-based, core technology and product backup". Prior to the reorganization, our proprietary embedded technology was not widely recognized in the market. Through the sustained efforts of the management, research and development personnel as well as sales personnel, our embedded products are now readily recognized by the market in the PRC. Our trademark "Jade Bird Universal" has also been successfully registered We will try to establish the trademark as a brand name for exceptional quality.

In October 2000, we were approved by the China State Cryptography Control Authority Office ("CSCCAO") as a designated commercial cryptographic product manufacturer, which we believe is a recognition of our advantages and status in the production technology and development of the commercial cryptographic products. Last year, our "SSP01 Encryption Algorithm Chip" also passed the trials and accreditation of CSCCAO for production, which is an official recognition of our outstanding achievement in the research and development of specific security integrated circuits ("ICs"). Capitalizing upon our distinct advantages and experience in encryption technology, CSCCAO also approved our proposal to research and develop "SJY01-A Data Encryption Card" and to apply our accredited "SSP01 Encryption Algorithm Chip" on the card.

We are of the view that these approvals are recognitions of our accomplishments in the research and development of network security and ASIC products, and further increase our confidence in this area.

In January 2001, the State Intellectual Property Bureau awarded the Company an "Invention Patent Certificate" for our anti-hacker network security technology. Our invention is considered as not only a major advancement in network security technology, but also enhances our position in the research and development of relevant network security products.

This year, we commenced the adoption of the Wireless Fire Alarm System ("WFAS") in urban areas, which is a change in application of this technology from government departments to commercialization. Our fire alarm and monitoring systems have passed the examination of the State Testing Center and are currently being used in local regions. Our "Hainan Jade Bird Safeguard Fire Alarm and Monitor Technologies" project has laid down the foundation of the concept of wireless fire alarm system. Encouraged by the emphasis of by the PRC government on "double backup" of fire alarm system, we believe that the WFAS will set a new trend for the demand of fire alarm products.

In conclusion, we believe that the on-going innovation and creation of our research and development team has achieved advancement and remarkable performance in the embedded technology. Currently, we have 120 personnel in the research and development and expect to expand our research and development team as develop further in technology.

To make the Company a technology and market leader of the PRC in the field of the information security industry, the management intends to seek extensive international technological collaboration with institutions and businesses in Germany, the United Kingdom, Canada, India, Japan and other countries in order to secure better returns for shareholders, investors in and the Company in the flourishing information market.

RESULTS

The Directors have the pleasure of presenting the consolidated audited results of the Company and its subsidiary (together "the Group") for the year ended 31st December, 2000, together with the comparative figures for the year ended 31st December, 1999, as follows:

	Note	2000	1999
		RMB'000	RMB'000
Turnover	2	60,843	10,419
Operating expenses:			
Material and equipment		(15,783)	(7,270)
Employment costs		(10,817)	(3,455)
Depreciation of fixed assets		(2,960)	(1,262)
Other operating expenses		(6,733)	(2,931)
Profit (Loss) from operations		24,550	(4,499)
Interest income		6,726	13
Exchange loss		(209)	-
Profit (Loss) before taxation		31,067	(4,486)
Taxation	3	-	-
Profit (Loss) attributable to shareholders		31,067	(4,486)
Earnings (Loss) per share-basic (RMB cents)	4	3.80	(0.64)

1. Group reorganization and basis of presentation

The Company was incorporated as a Sino-foreign joint stock company with limited liability in Beijing, the People's Republic of China (the "PRC") on 29th March, 2000. The Company's shares have been listed on the Growth Enterprise Market (the "GEM") of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") since 27th July, 2000.

On 17th April, 2000, the Company has completed a reorganisation as set out in the Company's Prospectus dated 20th July, 2000 (the "Reorganisation"). The Reorganisation involved entities under common control and the Company resulting from the Reorganisation is regarded as a continuing business. Accordingly, the Reorganisation has been accounted for on the basis of merger accounting, under which the financial statements have been prepared as if the Reorganisation had been completed as at 1st January, 2000 and the business activities had been conducted by the Company since 1st January, 2000, rather than from the date on which the Reorganisation was completed. The comparative figures for the year ended 31st December, 1999 have been presented on the same basis.

The principal accounting policies adopted in preparing the audited consolidated results conform to Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants and accounting principles generally accepted in Hong Kong.

2. Turnover

Turnover included sales of embedded system products and the provision of total solution services after deducting the applicable sales taxes as follows:

	2000 RMB'000	1999 RMB'000
Sales of embedded systems and related products	13,388	711
Total solution contracts	47,455	9,708
Total turnover	60,843	10,419

3. Taxation

(a) Enterprise income tax ("EIT")

The Company, being located in the Beijing New Technology Development Experimental Zone is subject to a reduced EIT rate of 15%. It is exempted from EIT for three years starting from Year 2000, its first operating year, followed by a 50% reduction of EIT from the fourth to the sixth year.

(b) Value-added tax ("VAT")

The Company is subject to VAT in the PRC levied at the rate of 17% on the amount of sales of its products as well as provision of processing, repairs and replacement services in the PRC. VAT paid on the Company's purchases may be used to offset the VAT on the sales amount to arrive at the net VAT payable.

(c) Business tax ("BT")

The Company is subject to the PRC BT on the provision of maintenance, support and training services in the PRC. The BT rate is 5% on the related revenue.

4. Earnings per share

The calculation of earnings per share for the year ended 31st December, 2000 was based on the profit attributable to shareholders of approximately RMB31,067,000 (1999 – loss of approximately RMB4,486,000) and on the weighted average number of 812,721,000 shares (1999 – 700,000,000 shares) in issue during the year, according to the basis of presentation described in Note 1, and adjusted for the effect of the subdivision of shares made by the Company in December 2000.

No diluted earnings per share was presented as there were no dilutive potential ordinary shares outstanding.

MOVEMENTS IN RESERVES

	2000						1999
	Share premium	Capital reserve	Statutory reserves	Dividends	Retained earnings	Total	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Consolidated							
Beginning of year	-	11,379	-	-	-	11,379	13,257
Surplus on revaluation of fixed assets	-	-	-	-	-	-	2,608
Effect of the Reorganisation	-	(18,810)	-	-	-	(18,810)	-
Premium on issuance of H shares	281,964	-	-	-	-	281,964	-
Share issuance expenses	(30,693)	-	-	-	-	(30,693)	-
Profit (Loss) attributable to shareholders	-	-	-	-	31,067	31,067	(4,486)
Transfer to reserves	-	7,431	4,664	-	(12,095)	-	
Proposed dividend	-	-	-	4,820	(4,820)	-	
End of year	251,271	-	4,664	4,820	14,152	274,907	11,379

In accordance with the Company's articles of association, the Directors proposed appropriations of 10% and 5% of net profit to statutory surplus reserve and statutory public welfare fund. For the year ended 31st December, 2000, the appropriations amounted to RMB3,109,000 (1999 : nil) and RMB1,555,000 (1999 : nil) for statutory surplus reserve and statutory public welfare fund respectively.

FINAL DIVIDEND

The Directors proposed a dividend of RMB0.5 cents per share for both Promoters' Shares and H Shares, totalling approximately RMB4,820,000, for the year ended 31st December, 2000. The proposed dividend is subject to approval by the Company's shareholder in the annual general meeting to be held on 29th May, 2001. It is intended that the dividend will be payable on or before 16th July, 2001 to holders of Promoters' Shares and H Shares whose names appear on the register of members of the Company at 4:00 p.m. on 27th April, 2001.

Dividend per share for the year ended 31st December, 2000 was calculated based on the proposed dividends of approximately RMB4,820,000, divided by the number of 964,000,000 shares in issue as at 31st December, 2000.

CLOSURE OF H SHARES REGISTER

The H shares register of shareholders of the Company will be closed from 28th April, 2001 to 29th May, 2001 (both days inclusive), during which no transfer of H shares will be effected.

MANAGEMENT DISCUSSION AND ANALYSIS

Financial Review

The audited consolidated turnover of the Group for the year ended 31st December, 2000 amounted to RMB60,843,000, representing an increase of RMB50,424,000, or a growth of 4.8 times over 1999.

The Group's profit attributable to shareholders and earnings per share for the year ended 31st December, 2000 were RMB31,067,000 and RMB3.8 cents respectively, turning loss in previous year to profit this year.

As at 31st December, 2000, the Group had net working capital of approximately RMB361,425,000, of which RMB327,469,000 was cash.

For the year ended 31st December, 2000, approximately 22% and 78% of the revenue were derived from the sales of embedded system products and the provision of total solution services respectively.

Business Review

GPS Application System

In addition to the renewal of the existing engineering project with Sichuan Tianmu Monitor & Security Systems Co. Ltd., the Company has successfully secured a contract with Beijing InterCar Network Technology Ltd. These two control center projects have contributed a total revenue of approximately RMB22,563,000, a 137.4 times increase over last year. The box unit of the GPS application system for vehicles is expected to be ready for installation and testing in 2001 at which times the corresponding revenue will materialize accordingly.

Network Security Products

Network security is one of the major focuses in developing the network industry. The Company is one of the few designated commercial encryption product manufacturers accredited by CSCCAO. Commercial network security product is now the second largest source of revenue source for the Company depicting a noticeable rising trend In 2000, the revenue derived from this segment amounted to RMB22,043,000, an increase of 2.6 times over last year. Given our unique proprietary technology and market position, we believe a sustained growth in the related revenue will continue.

Wireless Fire Alarm System ("WFAS")

In 2000, the revenue derived from our WFAS amounted to RMB6,621,000, an increase of 5.4 times over last year. The urban WFAS products designed and installed for Hainan Jade Bird Safeguard Firefighting Alarm & Monitor Technologies Co. Ltd. has already become an industry benchmark. The marketing of WFAS products will be extended to other provinces and cities in the PRC.

ASIC Products

ASIC products have always been the center of attention in the information technology industry. The Company's ASIC products have become fully fledged from previous year's research and development phase of rudimentary products and achieved a revenue of RMB6,287,000 in 2000, an increase of 8.2 times over last year. In view of the huge potential market demand in the PRC coupled with our proprietary technology and its application in network security, the Company believes that ASIC products will mature over time in line with the special features of the PRC market.

Smart Card Application Systems

Since smart card application systems products have been widely accepted and used by people, competition is relatively intense amongst suppliers. However, benefited from the Company's origin in tertiary education institutions and close relationship with our peers as well as the practicality in the concept of "One Card for Campus Services" project, the revenue derived from smart card application systems reached RMB3,329,000, an increase of 0.3 times over last year. At present, the Company has completed the design and installation of smart card application systems in a number of middle schools and universities. It provides an alternative payment method for the younger generation. In addition, our smart card application systems were also applied by a number of government authorities such as China State Statistic Department, China State Planning Committee and Ministry of Finance etc which boarden our customer base in the application of this product.

Outlook

Since March 2000, the information technology industry has been under enormous impact and is undergoing a period of consolidation. In face of the ever-intense competition, the Company leveraged its proprietary technology and employee dedication in achieving a satisfactory result during a very tough year

In the coming year, the Company will continue to strengthen its research and development team by increasing the number of research from 120 persons to 180. Meanwhile, the Company will establish a technology research centre and a sales and distribution centre in Beijing and recruit experienced sales personnel to spearhead the introduction of our proprietary embedded system products into the market.

The establishment of a research and development centre in Shenzhen will be one of the Company's key development project in the coming year. We will actively coordinate with the relevant government authorities in securing a more favorable site for development as well as

capitalising upon the various talents concentrated in Shenzhen to speed up the construction of the centre in Shenzhen.

To integrate the research and development of commercial cryptographic technology with the anti-hacker network security gateway developed by us in 2000, we are committed to drive the development and improvement as well as commercialisation of our embedded products and elevate the further advancement of the information network industry in the PRC.

As both the government and business sectors are placing increasing emphasis on urban wireless fire alarm systems, the Company will proactively research and develop various types of WFAS tailored for the characteristics and requirements of different regions. The Company aims to explore new market and set a new milestone in fire prevention and security.

With China's imminent entry into the World Trade Organization, the information technology industry in the PRC has to meet international challenges. Aside from the continued endeavor in the research and development, the Company will seek cooperation with strategic partners and investors. The Sino-German joint venture contract to be executed in Shanghai by the Company for design, production and distribution of network security products and provision of maintenance and after-sales services in the second quarter of 2001 set an encouraging pace for the efforts. The estimated investment amount to be contributed by the Company is approximately RMB6 million. The management will continue to pursue new opportunities in order to increase profits and returns for the Company.

COMPARISON OF BUSINESS OBJECTIVES WITH ACTUAL BUSINESS PROGRESS

Business Objectives as stated in the Prospectus up to the end of 31st December, 2000	Actual business progress up to the end of 31st December, 2000
1. Embedded Systems	
1.1 Software	
Conduct feasibility study and finalise research and development	Based on the analysis and study of the application of embedded systems, the Company has completed an evaluation on the instruction processing system for developing embedded software, and confirmed the developing platform of embedded software. The Company would continue to develop and improve the quality of existing products so as to cope with market requirements.
Establish a small scale experimental model of reusable embedded system software library	Because of rapid development of embedded software, more time is needed to examine and adjust the development platform. Hence, the Company has decided to defer the plan to the second quarter of 2001

1.2 **Hardware**

1.2.1 **Embedded microprocessor**

Commence core technology study and complete system logic design	The Company has engaged consistently in core technology study and completed technological research on system level low power consumption and system logic design. The Company has also conducted research on testability techniques, and proceeded research on RAM, ROM and ALU design and research on technology of digital integrated circuit.
Complete programming language conversion compiler	The Company has completed programming language conversion compiler and software modulator.

1.2.2 **Hardware – ASIC**

Conduct research and development of Barrel Shifter, D/A, SRAM, ALU, etc.	The Company has continued the research and development of Barrel Shifter, D/A, SRAM, ALU, etc. Certain technical issues with the design on key parts had been resolved.

II. Products Development

2.1 Security ICs

Complete circuit design of 2nd generation Security ICs and commence feasibility study on 3rd generation Security ICs	The research, development and design of Security ICs have proceeded smoothly. The Company has already completed the circuit design of the second generation Security ICs, and conducted feasibility study on third generation Security ICs in response to market requirements.

2.2 **Network Security Products**

Develop security tunnel technology	The Company's security tunnel technology has achieved remarkable result, which includes: Mail filtering system: The Company has installed the system for the Public Security Department of Jiangsu Province and has made improvement and testing with respect to the technical problems encountered. The Company has also conducted function and performance testing, and reviewed relevant developing documents.

JB-FW gateway firewall: The Company has improved VPN tunnel to enhance handling efficiency, and updated algorithm library; improved operating interfaces, such as increasing configuration downloading, time modification and other functions, eliminated errors exposed in the process of applications.

The Company has adopted various methods in the research development of encryption and decryption based on Windows platform. In respect of the SJY01-A encryption card, the Company has developed drivers on platforms of Free BSD, Linux, Windows NT and conducted small batch manufacture. The products have won favorable comments from certain enterprises after installation. According to the problems raised by the customers, the Company has made some modifications in drivers and hardware to improve their functions.

Regarding line encryption equipment, the Company has completed modulation together with the German developer and realized the basic functions. With further improvements, the product is expected to pass the security inspection and put to production in the first quarter of year 2001.

For SZD02 Bank Terminal Certificate Authority, the Company has completed hardware design and driver development on Windows platform. As its performance has reached the expected requirements, the product is expected to pass the security inspection and put to production in the first quarter of year 2001.

For JB56 Encryption Card, the Company has accelerated the encryption speed and improved the driver's program.

2.3 Smart Card Application System

Research and develop smart card networking application system	The Company has launched a full-scale engagement in the research and development of existing application systems as well as design and manufacture of comprehensive products.

Improve smart card POS application system	The Company has conducted standard design on financial smart card.
Develop smart card multiple application system (e.g. access control and point of sale / cafeteria)	The Company has developed smart card network entrance system, and implement smart card network entrance system in several enterprises for trial application.
Continue research and develop smart card logistics management system	The Company has applied smart card access control system in apartment access control management and has installed the system in the guesthouses of Peking University. Concerning IC card control on device management, the Company has made further test and applications.

2.4 GPS Application System

Conduct requirement analysis for GPS application system in special types of vehicle	The Company has completed system analysis for GPS application system in special types of vehicles such as bank vehicle and has completed GSM, GPS, GIS public network construction.
Commence hardware and software design for GPS application system tailored for anti-theft, anti-movement, anti-route-diversion and time control of vehicle movement	The Company has conducted hardware and software design for GPS Application System tailored for anti-theft, positioning, dispatching, time control and other functions; established GSM, GPS and GIS dispatching systems for automobiles in Beijing; completed technical preparations for the construction of public network and system integration at Beijing frequency. The Company is likely to gain a larger market share for these products .
Conduct research and analysis on 3rd generation GPS Application System JB-350M	With the improvement in GPS technology and the overall quality of the research and development team, the Company has conducted pre-study on third generation GPS Application System JB-350M.

2.5 WFAS

Conduct testing and internal review (2nd generation WFAS)	The Company has conducted testing and internal review on second generation WFAS system.
Conduct feasibility study on 2nd generation WFAS through incorporation of ASIC technology into	The Company has conducted feasibility study on 2nd generation WFAS and proceeded to start the feasibility study on applying ASIC

existing system	technology.
Commence study of 3rd generation WFAS	The Company has commenced research on 3rd generation WFAS system and completed the design on control circuit.
Commence study for the application of WFAS in ancient buildings and large scale scenic garden	The Company has commenced the study for application of WFAS in the Summer Palace, ancient buildings and large-scale scenic gardens.
Start requirement analysis of WFAS for use in general household security	The Company has completed the analysis on using WFAS technologies in ancient buildings and prepared to further apply the system on household security. Some preliminary work has been prepared and is expected to carry out this year.

3. **Production**

3.1 **Security ICs**

Commence packaging of 1st generation ICs	The Company has completed packaging of 12,000 pieces of first generation Security ICs and testing on 1,000 pieces of Security ICs. The Company has continued the manufacture and testing of Security ICs, improved the testing system and overall quality of Security ICs, and made preparations to bid for other projects.

3.2 **Network Security Products**

Commence trial production of application label security control mechanism	The Company has commenced the production of application label security control mechanism such as exit certificate and electrical stamps.
Continue production of existing Network Security Products	The Company has put great emphasis on research and development of network security products, aiming for technical breakthrough and constant upgrades. The Company has produced 55 sets of JB-SG2 Network Security Gateway and 260 sets of security gateway firewall products. In view of the ever increasing market demands, the Company would continue to manufacture and develop the existing network security products so as to satisfy the needs and meet the demands of our customers.

3.3 Smart Card Application System

Commence the small-scale production of security Smart Card Application System	The Company has conducted small-scale production to cater for customers' requirements such as government authorities.
Continue production of existing Smart Card Application System	With the rapid growth in research and development of Smart Card Application System, the Company has produced 260 sets of access control system for the guest house of Peking University, 100 sets of controllers of access control machine and 200 sets of smart card system for the campus card project.

3.4 GPS Application System

Trial sampling of JB-420M products	The Company has completed trial sampling of JB-420M products.
Commence full-scale production of 1st generation GPS Application System (JB230M) products	Based on the trial sampling results, the Company has conducted development and production of first generation GPS Application System (JB230M) products.

3.5 WFAS

Commence trial production of 2nd generation of WFAS products	From the experience of the projects in the past as well as the mutual efforts of the research and development staff, the Company has trial produced ten sets of 2nd generation WFAS products.
Continue full-scale production and assembly of existing WFAS products	The Company has continued full-scale production and assembles of existing WFAS products, especially for WFAS installed in large scenic gardens and ancient buildings such as the Summer Palace, key fire protection companies and housing estates.

4. Relevant approvals and permits

In 2000, the Company was designated as one of the commercial cryptographic products manufacture companies by State Cryptography Control authorities.

4.1 Security Ics

Receive approval from State Cryptography Control authorities for 2nd generation Security ICs	SSP01 Algorithm Chip has been inspected and passed the testing by State Cryptography Control authorities for future production.

4.2	**Network Security Products**	SJY01-A Information Encryption Card has been inspected and approved by State Cryptography Control authorities and also accepted for using our SSP01 Algorithm Chip for further development.
	Apply for sales permit for role-base authentication software e-mail filter software and VPN model from the Ministry of Public Security	No approval is required for role-base authentication software and e-mail filter software, VPN model was still under research and development.
	Apply sales permit for application specific security gateway from the Ministry of Public Security	The Company has obtained sales permit from the Ministry of Public Security for specific network security gateway.
4.3	**Smart Card Application System**	
	Apply to the Ministry of Public Security and National Bureau of Metrology for the qualification upgrade in security engineering from Grade 2 to Grade 1	Currently, no approval or permit is required for existing application system projects. Relevant applications will be submitted according to requirements from business development.
	Apply to the Ministry of Construction of the PRC for approval of intelligence building and system integration	Currently, no approval or permit is required for existing smart card application system products. Relevant applications will be submitted according to requirements from business development.
4.4	**GPS Application System**	
	Obtain approval from the Ministry of Information Industry Wireless Management Authority for 2nd generation GPS Application System (JB420M)	The Company has obtained 223-235M trial frequencies from the Ministry of Information Industry Wireless Management Authority for its second generation GPS Application system.
4.5	**WFAS**	
	Obtain approval from Shenyang Fire Protection E-Product Intendance Proof-test Center and Nation Fire Protection Quality Intendance Proof-test Center for 2nd generation WFAS	The Company has submitted its second-generation WFAS products and relevant materials to Shenyang Fire Protection E-Product Intendance Proof-test Centre and Nation Fire Protection Quality Intendance Proof-test Centre for proof-test and acceptance.
5.	**Marketing activities**	
5.1	Open representative offices and after sales service center in Shanghai	The Company has obtained approval from Ministry of Foreign Economics and Trade for

		the establishment of Shanghai branch office, and has actively prepared for its establishment.
5.2	Enter into agreement with regional sales agents	The Company has already concluded agreements with 34 regional sales agents and engaged in widening sales channels of the Company's products. The Company is now in the process of setting up distribution agents in Xinjiang and Lanzhou.
5.3	Participate in professional exhibitions in Beijing, Shandong, Shanghai, Guangzhou and China High-tech Production Fair in Shenzhen	The Company has attended a number of conferences related to information technology industry according to the industry condition, including: (1) Network Information Security Working Conference jointly sponsored by Nanjing Public Security Department and Security Bureau; (2) China Petroleum Industry Information Computerization Working Conference held in Lanzhou; (3) Network Information Security Discussion organized by the Secretary Bureau of the State Council in Yunnan; (4) Network Information Security High-level Discussion hosted by the Information Industry Ministry in Beijing; (5) World Computer Conference sponsored by China Computer Society, Banking and Financial Electronic Modernization Forum in Beijing hosted by the People's Bank of China; (6) System Security Working Conference hosted by Hunan Security Bureau; (7) Senior Government Officials Information Security Discussion held in Beijing; (8) National Gold Shield Project Exhibition in Beijing; and (9) Commercial Encryption Products Exhibition sponsored by State Cryptography Control authorities.

5.4	Conduct seminars and trade shows in Shanghai, Guangzhou and Shenzhen for product promotion	The Company has engaged in different kinds of forums and exhibitions concerning the information industry according to the market conditions, including: (1) China High-tech Production Fair in Shenzhen for promotion and marketing of our network security products, encryption products and other new products; (2) Second China International Computer Information System Security Exhibition; (3) 2000 International Social Public Security Products and police apparatus Exhibition; and (4) An anti-hacker specific network security technology appraisal meeting held in Chongqing for an invention patent certificate by State Intellectual Property Bureau.
5.5	Formed strategic alliances with government bodies to market the Company's products	The Company has organized national agents working conference in Beijing, held products presentations together with relevant authorities of Public Security Ministry in nine provinces in order to widen our sales channels.
5.6	Establish after sales service center in Beijing	The Company has established after-sale service center in Beijing and tried to make improvements and perfection on the products according to customers' feedback.

USE OF PROCEEDS

The proceeds from the issue of new shares for the listing on the GEM of the Stock Exchange, after deduction of related expenses, amounted to approximately RMB277.7 million. Included in the above net proceeds, approximately RMB38 million was planned to provide additional working capital of the Group. The remaining net proceeds of approximately RMB239.7 million was planned and applied to achieve the business objectives as set out in the Prospectus, of which an amount of approximately RMB37.7 million was to be applied for the period from 27th July, 2000 (date of listing on the GEM) to 31st December, 2000 as follows:

	Original plan up to 31st December, 2000 RMB'000	Amount utilised up to 31st December, 2000 RMB'000
Research and development of embedded technology and related application products (Note a)	17,700	7,000
Setting up a research and development centre in Shenzhen (Note b)	10,000	Nil
Marketing and promotion activities	2,000	1,700
Setting up representative offices in Shanghai in the PRC (Note c)	5,000	Nil
Recruitment of additional staff to the Company and general staff for the representative offices to be established in Shanghai in the PRC	3,000	1,200

Notes :

(a) During the year, the Company has adjusted its plan for spending on capital expenditure on embedded technology due to the rapid development of embedded technology. The Company will acquire the equipment for research and development on embedded technology in accordance with the industry condition in year 2001.

(b) As at 31st December, 2001, the Company was in the process of applying for a piece of land located at High & New Technology Industry Park, Shenzhen, for construction of a research and development centre. No material cost had been incurred in respect of the application procedure. The Company plans to commence the construction of Shenzhen research and development centre in the second half of year 2001.

(c) As at 31st December, 2001, the Company has obtained the approval for establishment of the Shanghai Branch Office. The Company was in the process of registering the branch office in Shanghai. No material cost had been incurred in respect of the registration procedure. The Company plans to commence the establishment of Shanghai branch office in the second quarter of year 2001.

DIRECTORS' AND SUPERVISORS' INTERESTS IN SHARES

As at 31st December, 2000, except for those shares held through Heng Huat Investments Limited ("Heng Huat") as set out below, none of the Directors and the supervisors of the Company (the "Supervisors") or their associates had any personal, family, corporate or other interests in the shares of the Company or associated corporations, if any, pursuant to section 29 of the SDI Ordinance.

Heng Huat

Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue, all executive Directors of the Company, are trustees holding 60, 20 and 20 shares out of 100 shares in the issued share capital of Heng Huat. Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue are also directors

of Heng Huat.

By a Declaration of Trust made as a deed on 19th July 2000, Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue declared that they held the shares of Heng Huat as trustees for the benefits of 477 employees of the Jade Bird Group and the Company. Heng Huat and Gamerian Limited are the two shareholders beneficially entitled to approximately 93.37% and approximately 6.63% respectively in the issued share capital of Dynamic Win Assets Limited ("Dynamic Win").

The beneficial interests of the Directors and Supervisors in the share capital of the Company are deemed as follows:

Director/Supervisor	Type of interests	Number of Shares	Percentage of deemed beneficial interest in the Company's share capital
Mr. Xu Zhen Dong	Other	76,874,140	7.97%
Mr. Zhang Wan Zhang	Other	21,732,240	2.25%
Ms. Liu Yue	Other	21,732,240	2.25%
Mr. Xu Zhi Xiang	Other	8,086,500	0.84%
Mr. Chen Zhong	Other	8,086,500	0.84%
Prof. Yang Fu Qing	Other	12,129,750	1.26%
Prof. Wang Yang Yuan	Other	12,129,750	1.26%
Mr. Zhang Yong Li*	Other	4,043,250	0.42%
Mr. Li Chun*	Other	336,680	0.03%
Mr. Fan Yi Min*	Other	151,600	0.02%

* *Supervisors*

DIRECTORS' AND SUPERVISORS' RIGHTS TO ACQUIRE H SHARES

Save as disclosed above, during the year ended 31st December 2000, none of the Directors or Supervisors was granted options to subscribe for H shares of the Company. As at 31st December 2000, none of the Directors or the Supervisors had any rights to acquire H shares in the Company.

SUBSTANTIAL SHAREHOLDERS

As at 31st December, 2000, the only persons directly or indirectly entitled to exercise or control the exercise of 10% or more of the voting power at general meetings of the Company, or otherwise interested in 10% or more of the issued share capital of the Company were as follows:

Shareholder	Number of Promoters' Shares	Approximate effective interests in the Company
Peking University (Note 1)	221,345,350	22.96%
Beijing Beida Jade Bird Software System Company ("Jade Bird Software") (Note 2)	136,345,350	14.14%

Dynamic Win (Note 3)	220,000,000	22.82%
Heng Huat (Note 3)	205,414,000	21.31%

Notes :

(1) Peking University, through Jade Bird Software, Jade Bird, Yu Huan and Beijing Tianqiao, has effective interests in the Company comprising :

(a) 85,000,000 shares (representing approximately 8.82% of the Company's issued share capital) held by Yu Huan, which is beneficially wholly-owned by Peking University;

(b) 110,000,000 shares (representing approximately 11.41% of the Company's issued share capital) held by Jade Bird Software, which is beneficially wholly-owned by Peking University;

(c) 18,400,000 shares (representing approximately 1.91% of the Company's issued share capital) held through Jade Bird, which is approximately 46% owned by Peking University;

(d) 7,945,350 shares (representing approximately 0.82% of the Company's issued share capital) held through Beijing Tianqiao, which is approximately 10.60% owned by Peking University.

(2) The interests of Jade Bird Software comprises :

(a) 110,000,000 shares (representing approximately 11.41% of the Company's issued share capital) held by Jade Bird Software;

(b) 18,400,000 shares (representing approximately 1.91% of the Company's issued share capital) held through Jade Bird, which is approximately 46% owned by Jade Bird Software;

(c) 7,945,350 shares (representing approximately 0.82% of the Company's issued share capital) held through Beijing Tianqiao, which is approximately 10.60% owned by Jade Bird Software.

(3) Dynamic Win is a limited liability company incorporated in Hong Kong under the Companies Ordinance, the shareholding of which is held as to approximately 6.63% by Gamerian Limited and approximately 93.37% by Heng Huat. Gamerian Limited is a wholly owned subsidiary of New World CyberBase Limited, which is a company whose shares are listed on the Main Board of the Stock Exchange. Heng Huat is a company incorporated in the British Virgin Islands, the entire issued share capital of which is held by three of the executive directors of the Company as trustees for the benefits of the qualified employees of the Jade Bird Group and the Company.

SPONSOR'S INTEREST

As at 31st December, 2000, New World CyberBase Limited, an associate of the Company's sponsor, Tai Fook Capital Limited ("Tai Fook"), held 70,000,000 Promoters' Shares of the Company. In addition, New World CyberBase Limited through its another wholly owned subsidiary, Gamerian Limited, held a 6.63% shareholding in Heng Huat which in turn held 220,000,000 Promoters' Shares of the Company.

Save as disclosed above, Tai Fook (including its directors and employees) and its associates, do not have any interest in the Company as at 31st December, 2000

Pursuant to the Sponsor's agreement dated 19th July 2000 between the Company and Tai Fook, Tai Fook received a fee for acting as the Company's retained sponsor for the period from 27th July 2000 to 31st December 2002.

COMPETING INTERESTS

None of the Directors, the management shareholders of the Company and their respective associate (as defined in the GEM Listing Rules) had an interest in a business which competes or may compete with the businesses of the Company.

AUDIT COMMITTEE

The Company established an audit committee on 5th July 2000 with terms of reference in compliance with Rules 5.23, 5.24 and 5.25 of the GEM Listing Rules. The primary duties of the Audit Committee are to review the financial reporting process and internal control system of the Company. The Audit Committee has two members namely, the two independent non-executive Directors, Ms. Liu Yong Ping and Prof. Nan Xiang Hao.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S H SHARES

For the year ended 31st December, 2000, the Company did not purchase, sell or redeem any of the Company's H shares.

By order of the Board
Xu Zhen Dong
Chairman

28th March, 2001, Beijing, the PRC

This announcement will remain on the GEM website on the "Latest Company Announcements" page for 7 days from the date of its posting.

reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company (the "Directors") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(the "Company")

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT

The board of Directors (the "Board") of the Company announces that a meeting of the Board will be held at Room 117/119, Zhongcheng Building, Haidian Road, Beijing, PRC on Wednesday, 28th March, 2001 at 3:30 p.m. for the following purposes:-

1. To approve the audited consolidated financial statements of the Company and the report of the Directors for the year ended 31st December, 2000;

2. To consider the payment of a final dividend, if any;

3. To consider the closure of the Register of Members, if necessary;

4. To approve the annual results announcement of the Company for the year ended 31st December, 2000 to be published on the GEM website and the Company's website;

5. To consider the contents of the 2000 Annual Report of the Company;

6. To convene the annual general meeting of the Company; and

7. To transact any other business.

By Order of the Board
Xu Zhen Dong
Chairman

Hong Kong, 16th March, 2001

This announcement will remain on the GEM website on the "Latest Company Announcements" page for 7 days from the date of its posting.

announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company (the "Directors") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(the "Company")

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT

The Directors have noted the increases in the trading volume of the shares of the Company on 5th and 6th March, 2001and wish to state that the Directors are not aware of any reason for such increases.

The Directors also confirm that there are no negotiations or agreements relating to intended transactions which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, neither is the board of the Company aware of any matter discloseable under the general obligation imposed by rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 6th March, 2001

This announcement will appear on the GEM website at the "Latest Company Announcements" page for 7 days from the day of its posting.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(the "Company")

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT

The Directors have noted the recent increases in the prices and trading volume of the shares of the Company and wish to state that the Directors are not aware of any reason for such increases.

The Directors also confirm that save for the connected transaction as disclosed in the announcement dated 27th December, 2000, there are no negotiations or agreements relating to intended transactions which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, neither is the board of the Company aware of any matter discloseable under the general obligation imposed by rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 29th December, 2000

This announcement will appear on the GEM website at the "Latest Company Announcements" page for 7 days from the day of its posting.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company (the "Directors") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(the "Company")

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

CONNECTED TRANSACTION

On 23rd December, 2000, the Company entered into a technology and product development contract with a connected person (as defined in the GEM Listing Rules) with respect to the provision of the wireless fire alarm system. The contract constitutes a connected transaction of the Company under Chapter 20 of the GEM Listing Rules. However, as the consideration of the contract is RMB 6,000,000, which is less than HK$10,000,000, no independent shareholders' approval is required in respect of the Contract pursuant to Rule 20.24 of the GEM Listing Rules. Details of the contract will be included in the in the Company's next published report and accounts.

The Directors announces that the Company has entered into a technology and product development contract with respect to the provision and installation of the wireless fire alarm system ("the Contract") with Hainan Jade Bird Safeguard Fire Alarm and Monitor Technologies Company Limited ("Hainan Jade Bird Safeguard"), a 40% owned associated company of Beijing Beida Jade Bird Limited on 23rd December 2000. The consideration of the Contract is RMB 6,000,000. The Contract commences on 23rd December, 2000 and ends on 31st December, 2000

Consideration

The consideration of the Contract is determined by reference to the contract price of the wireless fire alarm system provided to independent third parties by the Company on an arm's length basis.

Connected Transaction

Hainan Jade Bird Safeguard is a 40% owned associated company of Beijing Beida Jade Bird Limited which in turn is an initial management shareholder of the Company, holding a direct interest of 4.15% and an indirect effective interest of 1.79% in the Company. Thus, Hainan Jade Bird Safeguard is a connected person of the Company under the GEM Listing rules and the conclusion of the Contract constitutes a connected transaction of the Company under chapter 20 of the GEM Listing Rules. However, as the consideration is RMB 6,000,000, which is less than HK$10,000,000, no independent shareholders' approval is required in respect of the Contract pursuant to Rule 20.24 of the GEM Listing Rules. Details of the Contract will be included in the Company's next published report and accounts.

The Directors, including the independent non-executive directors, of the Company consider that the Contract is entered into in the ordinary course of business of the Company, on normal commercial terms and is fair and reasonable and in the interests of the Company so far as its shareholders are concerned.

Reason for entering into the Contract

Hainan Jade Bird Safeguard is a service provider to customers in respect of daily fire controlling and monitoring system. For provision of the daily fire controlling and monitoring service to the customers, a wireless fire alarm system is required from the Company as the Company is one of the few manufacturers in the PRC which is capable of manufacturing wireless fire alarm system and possesses the related technology and product.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 27th December, 2000

This announcement will appear on the GEM website at the "Latest Company Announcements" page for 7 days from the day of its posting.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

BEIJING BEIDA JADE BIRD UNIVERSAL SCI-TECH COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

POSTPONEMENT OF EFFECTIVE DATE OF SHARE SUBDIVISION AND TRADING OF SUBDIVIDED H SHARES

The Directors would like to announce that as additional time is needed to obtain approvals to be issued by relevant PRC government authorities regarding the proposed Share Subdivision, the effective date of the Share Subdivision and trading of the Subdivided H Shares commences is postponed to 15th December, 2000.

Reference is made to the announcements dated 25th September, 2000 and 28th November, 2000 (the "Announcements") made by Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") in relation to the proposed Share Subdivision of each of the Promoters' Shares and H Shares with a nominal value of RMB1.00 each into ten Subdivided Promoters' Shares and Subdivided H Shares with a nominal value of RMB0.10 each and change in board lot size of the H Shares in trading. Further details of the aforesaid transactions, amongst other matters, were contained in the circular of the Company dated 9th October, 2000 (the "Circular"). Unless otherwise defined, terms used in this announcement shall have the same meanings as those defined in the Circular.

In the Circular, the proposed effective date of the Share Subdivision and trading of the Subdivided H Shares commences is 8th December, 2000. As additional time is needed to obtain approvals to be issued by relevant PRC government authorities regarding the proposed Share Subdivision, the Directors would like to announce that the effective date of the Share Subdivision and trading of the Subdivided H Shares commences is postponed to 15th December, 2000. The above approvals are expected to be obtained on or before 14th December, 2000. The revised timetable for the Share Subdivision would be as follows:

Effective date of Share Subdivision	Friday, 15th December, 2000
Trading of the Subdivided H Shares commences	10:00 a.m. on Friday, 15th December, 2000
Existing counter for trading in existing H Shares in board lots of 200 H Shares temporarily closes	10:00 a.m. on Friday, 15th December, 2000
Temporary counter for trading in the Subdivided H Shares in board lots of 2,000 Subdivided H Shares (in the form of existing H Share certificates) opens	10:00 a.m. on Friday, 15th December, 2000

First day of free exchange of existing H Share certificates for new share certificates for the Subdivided H Shares	Friday, 15th December, 2000
Existing counter for trading in the Subdivided H Shares in board lots of 1,000 Subdivided H Shares (in the form of new share certificates for the Subdivided H Shares) reopens	10:00 a.m. on Wednesday, 3rd January, 2001
Parallel trading in the Subdivided H Shares (in the form of new share certificates for the Subdivided H Shares and existing H Share certificates) commences	10:00 a.m. on Wednesday, 3rd January, 2001
Temporary counter for trading in the Subdivided H Shares in board lots of 2,000 Subdivided H Shares (in the form of existing H Share certificates) ends	4:00 p.m. on Monday, 29th January, 2001
Parallel trading in the Subdivided H Shares (in the form of new share certificates for the Subdivided H Shares and existing H Share certificates) ends	4:00 p.m. on Monday, 29th January, 2001
Last day for free exchange of existing H Share certificates for new share certificates for the Subdivided H Shares	4:00 p.m. on Thursday, 1st February, 2001

By Order of the Board
Xu Zhen Dong
Chairman

Hong Kong, 7th December, 2000

The announcement, for which the directors of the Company ("Directors") collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for 7 days from the date of its posting.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(the "Company")

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT

The Directors wish to clarify certain articles that appeared in various newspapers today in respect of the proposed injection of a semiconductor manufacturing plant in Shanghai, the PRC, into the Company by the Parent and the intention of issuing new shares of the Company.

The Directors have noted that there are certain articles appeared in various newspapers today stating that Beida Jade Bird Group (the "Parent"), the parent company of the Company, intends to inject a semi-conductor manufacturing plant in Shanghai, the PRC, into the Company (the "Proposed Injection") and in this connection the Company will finance the Proposed Injection by issuing new shares of the Company. The Directors wish to clarify that the information contained in the Articles in relation to the Proposed Injection is inaccurate and at present the Parent and the Company have no plan for the Proposed Injection and issuance of new shares.

Investors are strongly advised to ignore those articles when making any investment decision in relation to the securities of the Company and exercise caution when dealing in the securities of the Company.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 29th November, 2000

This announcement will appear on the GEM website at the "Latest Company Announcements" page for 7 days from the day of its posting.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

BEIJING BEIDA JADE BIRD UNIVERSAL SCI-TECH COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

RESULTS OF THE SPECIAL GENERAL MEETING AND THE CLASS MEETING FOR SUBDIVISION OF THE PROMOTERS' AND H SHARES AND CHANGE IN BOARD LOT SIZE OF H SHARES IN TRADING

SUMMARY

The Special General Meeting and the Class Meeting respectively of the Company were held on 28th November, 2000 whereby the proposed subdivision of the Promoters' and H Shares and consequential amendments to the Articles of Association of the Company were approved and passed as special resolutions at the respective Special General Meeting and Class Meeting.

The proposed Share Subdivision is still conditional upon, among other things: (a) approval issued by the CSRC regarding the proposed Share Subdivision; (b) filing with or consent of the Ministry of Foreign Trade and Economic Cooperation of the PRC regarding the proposed amendment to the relevant provisions of the Articles of Association of the Company; (c) filing with or consent of the Ministry of Finance of the PRC regarding the proposed Share Subdivision; (d) consent of the State Commission of Economy and Trade of the PRC regarding the proposed Share Subdivision; and (e) the GEM Listing Committee granting the listing of and permission to deal in the Subdivided H Shares and any new Subdivided H Shares which may fall to be issued pursuant to the exercise of options granted under the Company's Employee Share Option Scheme.

The timetable in relation to the trading arrangements in connection with the proposed subdivision of the Promoters' and H Shares and change in board lot size of H Shares in trading has been set out in the announcement of the Company dated 25th September, 2000.

Reference is made to the announcement of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") dated 25th September, 2000 (the "Announcement") relating to the proposed subdivision of each of the Promoters' and H Shares with a nominal value of RMB1.00 each into ten Subdivided Promoters' Shares and Subdivided H Shares with a nominal value of RMB0.10 each and change in board lot size of H Shares in trading. Further details of the aforesaid transactions, amongst other matters, were contained in the circular of the Company dated 9th October, 2000 (the "Circular"). Unless otherwise defined, terms used in this announcement have the same meanings as defined in the Circular.

RESULTS OF THE SPECIAL GENERAL MEETING

The Directors are pleased to announce that the Special General Meeting of the Company was held on Tuesday, 28th November, 2000 at 10:00 a.m. at Unit 02, 7th Floor, Asia Pacific Centre, 8 Wyndham Street, Central, Hong Kong and was attended by members of the Company representing 84,588,400 shares of the Company, equivalent to approximately 87.7% of the total issued share capital of the Company, which is in accordance with the requirements of the Company Law of the PRC and the Articles of Association of the Company.

After consideration, the following special resolution was passed at the Special General Meeting:

THAT subject to and conditional upon the Company obtaining the approvals and/or consent of the relevant PRC authorities to the proposed subdivision of Promoters' Shares and H Shares of the Company in issue and the GEM Listing Committee of The Stock Exchange of Hong Kong Limited granting the listing of, and permission to deal in, the H Shares of the Company in their subdivided form:

(a) every Promoters' Share and H Share with a nominal value of RMB1.00 in the share capital of the Company be and is hereby subdivided into ten Promoters' Shares and H Shares with a nominal value of RMB0.10 each respectively with effect from 8th December, 2000 and the registered capital of the Company shall remain unchanged. The nominal value of all shares to be issued by the Company shall be RMB0.10; and

(b) Articles 14, 17, 18 and 21 of the Articles of Association of the Company be amended pursuant to the proposed share subdivision and the Committee of Executive Directors authorized by the Board of Directors of the Company be and is hereby authorized to make consequential changes as to the wording of the Articles of Association of the Company in accordance with the opinions of the relevant PRC authorities and the Stock Exchange. The provisions of the relevant amended articles are as follows:

Article 14 — All shares issued by the Company are shares with nominal value, the nominal value of the shares issued upon the incorporation of the Company was RMB1.00 per share. After obtaining the consent of the approving authorities authorized by the State, the nominal value of all issued shares has been changed to RMB0.10 per share.

The aforesaid RMB refers to Renminbi, the lawful currency of the People's Republic of China.
(Article 12 of the Mandatory Provisions)

Article 17 — After obtaining the approvals from the approving authorities authorized by the State Council relating to the Company, the aggregate ordinary shares issued by the Company are 964,000,000 shares in which the Company has issued 700,000,000 ordinary shares to the promoters.

Dynamic Win Assets Limited has subscribed for 220,000,000 shares, representing 31.429% of the aggregate ordinary shares that can be issued upon the incorporation of the Company;

Beijing Beida Jade Bird Software System Co. has subscribed for 110,000,000 shares, representing 15.714% of the aggregate ordinary shares that can be issued upon the incorporation of the Company;

Beijing Beida Yu Huan Microelectronics System Engineering Company has subscribed for 85,000,000 shares, representing 12.143% of the aggregate ordinary shares that can be issued upon the incorporation of the Company;

Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited has subscribed for 75,000,000 shares, representing 10.714% of the aggregate ordinary shares that can be issued upon the incorporation of the Company;

Beijing Beida Jade Bird Limited has subscribed for 40,000,000 shares, representing 5.714% of the aggregate ordinary shares that can be issued upon the incorporation of the Company;

Asian Technology Investment Company Limited has subscribed for 50,000,000 shares, representing 7.142% of the aggregate ordinary shares that can be issued upon the incorporation of the Company;

Dragon Air Investments Limited has subscribed for 30,000,000 shares, representing 4.286% of the aggregate ordinary shares that can be issued upon the incorporation of the Company;

Hinet Company Limited has subscribed for 20,000,000 shares, representing 2.857% of the aggregate ordinary shares that can be issued upon the incorporation of the Company;

New View Venture Limited has subscribed for 70,000,000 shares, representing 10% of the aggregate ordinary shares that can be issued upon the incorporation of the Company.
(Article 15 of the Mandatory Provisions)

Article 18 After the incorporation of the Company, the Company has issued new share capital of 264,000,000 ordinary shares which are overseas listed foreign shares. After the issue of new share capital, the Company has a total of 964,000,000 shares in issue. Among those 964,000,000 shares, the promoters hold a total of 700,000,000 shares, representing 72.61% of the aggregate issued ordinary shares of the Company. Holders of the overseas listed foreign shares hold 264,000,000 overseas listed foreign shares, representing 27.39% of the aggregate issued ordinary shares of the Company.
(Article 16 of the Mandatory Provisions)

Article 21 The registered capital of the Company is RMB96,400,000.
(Article 19 of the Mandatory Provisions)

RESULTS OF THE CLASS MEETING

The Directors are also pleased to announce that the Class Meeting of the Company was held on Tuesday, 28th November, 2000 immediate after the Special General Meeting at Unit 02, 7th Floor, Asia Pacific Centre, 8 Wyndham Street, Central, Hong Kong and was attended by holders of H Shares of the Company representing 13,587,400 H Shares of the Company, equivalent to approximately 51.5% of the total issued H Share capital of the Company, which is in accordance with the requirements of the Company Law of the PRC and the Articles of Association of the Company.

After consideration, the following special resolution was passed at the Class Meeting:

THAT subject to and conditional upon the Company obtaining the approvals and/or consent of the relevant PRC authorities to the proposed subdivision of Promoters' Shares and H Shares of the Company in issue and the GEM Listing Committee of The Stock Exchange of Hong Kong Limited granting the listing of, and permission to deal in, the H Shares of the Company in their subdivided form:

(a) every Promoters' Share and H Share with a nominal or face value of RMB1.00 in the share capital of the Company be and is hereby subdivided into ten Promoters' Shares and H Shares with a nominal or face value of RMB0.10 each respectively with effect from 8th December, 2000 and the registered capital of the Company shall remain unchanged. The nominal value of all shares to be issued by the Company shall be RMB0.10; and

(b) Articles 14, 17, 18 and 21 of the Articles of Association of the Company be amended pursuant to the proposed share subdivision and the Committee of Executive Directors authorized by the Board of Directors of the Company be and is hereby authorized to make consequential changes as to the wording of the Articles of Association of the Company in accordance with the opinions of the relevant PRC authorities and the Stock Exchange. The provisions of the relevant amended articles are as follows:

Article 14 — All shares issued by the Company are shares with nominal value, the nominal value of the shares issued upon the incorporation of the Company was RMB1.00 per share. After obtaining the consent of the approving authorities authorized by the State, the nominal value of all issued shares has been changed to RMB0.10 per share.

The aforesaid RMB refers to Renminbi, the lawful currency of the People's Republic of China.
(Article 12 of the Mandatory Provisions)

Article 17 — After obtaining the approvals from the approving authorities authorized by the State Council relating to the Company, the aggregate ordinary shares issued by the Company are 964,000,000 shares in which the Company has issued 700,000,000 ordinary shares to the promoters.

Dynamic Win Assets Limited has subscribed for 220,000,000 shares, representing 31.429% of the aggregate ordinary shares that can be issued upon the incorporation of the Company;

Beijing Beida Jade Bird Software System Co. has subscribed for 110,000,000 shares, representing 15.714% of the aggregate ordinary shares that can be issued upon the incorporation of the Company;

Beijing Beida Yu Huan Microelectronics System Engineering Company has subscribed for 85,000,000 shares, representing 12.143% of the aggregate ordinary shares that can be issued upon the incorporation of the Company;

Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited has subscribed for 75,000,000 shares, representing 10.714% of the aggregate ordinary shares that can be issued upon the incorporation of the Company;

Beijing Beida Jade Bird Limited has subscribed for 40,000,000 shares, representing 5.714% of the aggregate ordinary shares that can be issued upon the incorporation of the Company;

Asian Technology Investment Company Limited has subscribed for 50,000,000 shares, representing 7.142% of the aggregate ordinary shares that can be issued upon the incorporation of the Company;

Dragon Air Investments Limited has subscribed for 30,000,000 shares, representing 4.286% of the aggregate ordinary shares that can be issued upon the incorporation of the Company;

Hinet Company Limited has subscribed for 20,000,000 shares, representing 2.857% of the aggregate ordinary shares that can be issued upon the incorporation of the Company;

New View Venture Limited has subscribed for 70,000,000 shares, representing 10% of the aggregate ordinary shares that can be issued upon the incorporation of the Company.
(Article 15 of the Mandatory Provisions)

Article 18 After the incorporation of the Company, the Company has issued new share capital of 264,000,000 ordinary shares which are overseas listed foreign shares. After the issue of new share capital, the Company has a total of 964,000,000 shares in issue. Among those 964,000,000 shares, the promoters hold a total of 700,000,000 shares, representing 72.61% of the aggregate issued ordinary shares of the Company. Holders of the overseas listed foreign shares hold 264,000,000 overseas listed foreign shares, representing 27.39% of the aggregate issued ordinary shares of the Company.
(Article 16 of the Mandatory Provisions)

Article 21 The registered capital of the Company is RMB96,400,000.
(Article 19 of the Mandatory Provisions)

CONDITIONS

It should be noted that the proposed Share Subdivision is still conditional upon, among other things:

(a) approval issued by the CSRC regarding the proposed Share Subdivision;

(b) filing with or consent of the Ministry of Foreign Trade and Economic Cooperation of the PRC regarding the proposed amendment to the relevant provisions of the Articles of Association of the Company;

(c) filing with or consent of the Ministry of Finance of the PRC regarding the proposed Share Subdivision;

(d) consent of the State Commission of Economy and Trade of the PRC regarding the proposed Share Subdivision; and

(e) the GEM Listing Committee granting the listing of and permission to deal in the Subdivided H Shares and any new Subdivided H Shares which may fall to be issued pursuant to the exercise of options granted under the Company's Employee Share Option Scheme.

TRADING ARRANGEMENTS

The timetable in relation to the trading arrangements in connection with the proposed subdivision of the Promoters' and H Shares and change in board lot size of H Shares in trading has been set out in the Announcement.

By Order of the Board
Xu Zhen Dong
Chairman

Hong Kong, 28th November, 2000

The announcement, for which the directors of the Company ("Directors") collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for 7 days from the date of its posting.

02 MAR -5 AM 8:12

青鳥环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

THIRD QUARTERLY RESULTS ANNOUNCEMENT
For the period ended 30 September 2000

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM. The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

The Stock Exchange takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company (the "Directors") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

THIRD QUARTERLY RESULTS ANNOUNCEMENT
For the period ended 30 September 2000

Highlights

- Accomplished a net profit of RMB16,351,571
- Achieved a turnover of RMB29,775,912, representing an approximately 4 times increase in turnover as compared with the turnover for the corresponding period last year
- Earnings per share is RMB21.46 cents

THIRD QUARTERLY RESULTS

The board of Directors (the "Board") of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") is pleased to announce the unaudited results of the Company for the three and nine months ended 30 September 2000.

The unaudited turnover of the Company for the three months ended 30 September 2000 was amounting to RMB14,110,171, representing an increase of RMB9,899,748 or a growth of 235% as compared to the corresponding three-month results of 1999.

The unaudited turnover of the Company for the nine months ended 30 September 2000 was amounting to RMB29,775,912, representing an increase of RMB23,865,425 or a growth of 403% as compared to the corresponding nine-month results of 1999.

The unaudited net profit of the Company for the three and nine months ended 30 September 2000 were amounting to RMB6,968,773 and RMB16,351,571 respectively resulting from the growth in turnover. This represented a substantial improvement in the operating results as compared to the unaudited results for the corresponding period in 1999.

The unaudited results of the Company for the three and nine months ended 30 September 2000 together with the unaudited comparative figures for the corresponding periods in 1999 are as follows :

	Note	1/7/2000 to 30/9/2000 RMB	1/7/1999 to 30/9/1999 RMB	1/1/2000 to 30/9/2000 RMB	1/1/1999 to 30/9/1999 RMB
REVENUES	2	14,110,171	4,210,423	29,775,912	5,910,487
COST OF REVENUES		(2,461,076)	(3,143,330)	(3,889,991)	(4,361,742)
Gross Margin		11,649,095	1,067,093	25,885,921	1,548,745
OPERATING EXPENSES					
Research and development		(3,731,641)	(1,248,872)	(6,515,884)	(3,106,513)
Selling, general and administrative		(3,559,496)	(990,860)	(5,552,724)	(2,456,060)
Total operating expenses		(7,291,137)	(2,239,732)	(12,068,608)	(5,562,573)
Loss from operations		4,357,958	(1,172,639)	13,817,313	(4,013,828)
OTHER INCOME (LOSS), NET		2,610,815	153,856	2,534,258	(24,760)
(LOSS) PROFIT BEFORE TAXATION		6,968,773	(1,018,783)	16,351,571	(4,038,588)
TAXATION	3	-	-	-	-
NET (LOSS) PROFIT ATTRIBUTABLE TO SHAREHOLDERS		6,968,773	(1,018,783)	16,351,571	(4,038,588)
(LOSS) EARNINGS PER SHARE - BASIC (RMB cents)	4	7.88	(1.46)	21.46	(5.77)

1. Reorganization and basis of presentation

The Company was incorporated in the People's Republic of China ("the "PRC") on March 29, 2000 as a joint stock company with limited liability under the PRC Company Law. In preparation for a listing of the Company's H shares on GEM, a "Reorganization" as set out in the Company's Prospectus dated 20 July 2000 was completed on April 17, 2000. The Company was listed on GEM on 27 July 2000.

Prior to the formation of the Company, the business and operations of embedded system products now undertaken by the Company were conducted by the Predecessor Entities, namely Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited ("Beijing Tianqiao"), Beijing Beida Jade Bird Limited ("Jade Bird"), Beijing Beida Yu Huan Microelectronics System Engineering Company ("Yu Huan") and Beijing Beida Jade Bird Company Limited Electric Instrument Branch ("the Factory"). All such businesses were transferred to the Company pursuant to the aforementioned Reorganization. Since the transfer was among entities under common control, the Reorganization has been accounted for as the basis of merger accounting, similar to a pooling of interests. The results of the Company include the combined results of operations of the Predecessor Entities now comprising the Company as if the Reorganization had been completed as at the beginning of the periods presented and the business activities had been conducted by the Company throughout the periods presented.

The principal accounting policies adopted in preparing the unaudited results conform to Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants and accounting principles generally accepted in Hong Kong. Significant inter-company transactions and balances among the Predecessor Entities have been eliminated on combination.

2. Revenues

Revenues include sales of embedded system products, mainly the GPS application system, network security products, ASIC, smart card application system and wireless fire alarm system after deducting the applicable sales taxes.

3. Taxation

Enterprise income tax

No provision for PRC enterprise income tax ("EIT") was provided as the Company is currently under the tax holiday period. The Company, being located in the New Technology Industrial Development Experimental Zone ("NTIDEZ") in Beijing and registered as a New and High Technology Enterprise, is entitled to a reduced EIT rate of 15% and a tax holiday of three years full exemption from EIT starting from the first operating year, followed by a 50% reduction from the fourth to sixth year.

No provision for Hong Kong profits tax was made as the Company had no profits subject to Hong Kong profits tax.

As at 30 September 2000, there were no significant timing differences between profit as computed for taxation purposes and profit as stated in the financial statements, which would result in deferred taxation.

Value-added tax ("VAT")

Under the "Provisional Regulations of the People's Republic of China on Value-added Tax", the Company is subject to output VAT levied at the rate of 17% on the sales or transfer of tangible goods in the PRC, provision of processing, repairs and replacement services. Input VAT paid on purchases can be used to offset the output VAT levied on operating revenue to determine the net VAT payable.

Business tax ("BT")

The Company is subject to BT on the provision of maintenance, support and training services in the PRC. The BT rate is 5% on gross revenues.

4. Earnings per share

The calculations of the basic earnings per share for the three months and nine months ended 30 September 2000 were based on the unaudited net profit attributable to shareholders of RMB6,968,773 and RMB16,351,571 (1999 : net loss of RMB1,018,783 and RMB4,038,588) respectively, and the weighted average of 88,443,478 shares and 76,192,701 shares (1999 : 70,000,000 shares and 70,000,000 shares) issued, respectively, as a result of the Reorganization in April 2000, as if those shares had been in issue since 1 January 1999.

INTERIM DIVIDEND

The Directors do not recommend the payment of an interim dividend for the period. (1999: Nil)

BUSINESS REVIEW

Introduction

The Company has achieved a stable and sustained growth in the operational results of the third quarter of this financial year. For the three months ended 30 September 2000, the Company has accomplished a revenue of RMB14,110,171 and a profit margin of RMB6,968,773. This represented a growth of 2.4 times in total revenue as compared to the same period in the previous year. With the rapid development of the Company's embedded system technology and hence having a powerful support to its related products and applications, the market competitiveness of the Company's products was also enhanced.

The Company's products and technology continued to maintain a leading position in the domestic market. Meanwhile, the intensified marketing activities and improved management brought a substantial improvement in the financial conditions.

1. Embedded System

Software

The Company has completed an internal survey and analysis on the application of embedded system and hence defined the application scope of embedded system. The Company has also completed an evaluation on the instruction processing system for developing embedded software, which confirmed the developing platform of embedded software.

Hardware – Embedded Microprocessor

The Company has commenced the core technology study, especially in the design and technological research on system level low power consumption and the testability techniques of key module in embedded microprocessor. In addition, the Company completed the logic design of embedded microprocessor system compatible with specific CPU system and commenced the layout design.

Hardware – ASIC

During this period, the Company completed the research and development of Barrel Shifter, D/A, SRAM, ALU.

2. Product development

Security ICs

The Company conducted the logic design of the second generation of Security ICs.

Network Security Products

The Company has engaged in the development of security tunnel technology. The Company completed the development of the first edition of virtual private network ("VPN"). The Company has lately introduced the application of encryption card in VPN for encryption and decryption and proceeded with the development of related key consultation and management programme.

The Company has completed the development of JB-FW Gateway Firewall products and the products have been sent to the Public Security Bureau in Shanghai for testing. The Company has completed the development of e-mail filter system and is testing the functions of the system and proceeding to the system-testing period.

Smart Card Application System

The Company has conducted research and development in smart card networking application system, technology relating to remote registration system, smart card charging terminal, smart card attendance recording terminal and financial management system. Currently, these smart card application systems have been widely used in smart card sales systems such as Xiamen Zaishengren smart card sales system, and have been applied by other universities in the PRC such as Hua Zhong Polytechnic University and Capital Normal University. The Company has also conducted the research and trial production on electric label – a special smart card in logistics management system.

GPS Application System

The Company has completed the application of GSM, GPS, GIS and frequencies applicable in Beijing for use in Beijing Vehicles Dispatching System and technically prepared for the system integration preceding technologies. The Company also has conducted the requirement analysis on GPS Application System for use in taxis. The Company also proceeded with the development of software in dispatching center.

WFAS

The Company has completed the development and installation of "Urban Fire Automatic Alarm System" and "119 Urban Fire-fighting Control System" in Haikou, Hainan Province. The Company also completed the hardware design and conducted testing of software.

3. Production

Security ICs

The Company has completed the packaging of 12,000 pieces of first generation Security ICs and the testing on 1,000 pieces of Security ICs during this period.

Network Security Products

The Company has produced 20 sets of JB-SG2 Network Security Gateway and 70 sets of security gateway firewall products.

Smart Card Application System

The Company has commenced a small-scale production of Security Smart Card Application System and has proceeded with the production of existing Smart Card Application Systems.

GPS Application System

The Company has completed the trial production of JB-420M sample products and the production of 600 sets of JB230M GPS Application System.

WFAS

The Company has commenced the manufacturing of 10 sets of second-generation WFAS products and has proceeded with the production and assembling of its first generation of WFAS products.

4. Relevant approvals and permits

Security ICs

Currently, the Company is applying to the State Cryptography Control authorities for approval for production of its second generation of Security ICs products.

Network Security Products

In addition to role-base authentication software and e-mail filter software which requires no approvals from related government authorities, the Company has obtained the sales permit from the Ministry of Public Security for specific network security gateway.

Smart Card Application System

Currently, no approval or permit is required for existing smart card application system products.

GPS Application System

The Company endeavours to obtain the product approval from the Ministry of Information Industry Wireless Management Authority for its second generation of GPS Application System.

WFAS

The Company has submitted its second-generation WFAS products to Shenyang Fire Protection E-Product Intendance Proof-test Centre and Nation Fire Protection Quality Intendance Proof-test Centre for proof-test and acceptance.

Marketing

The Company has signed agreements with over thirty-three regional sales agents. The Company has also completed the reorganization and establishment of technology and marketing centers in Beijing.

During this quarter, the Company attended a number of conferences related to information technology industry which provided the Company the opportunities for technological advancement and also direct contacts with potential customers. These included the Network Information Security Working Conference jointly sponsored by Nanjing Public Security Department and Security Bureau, China Petroleum Industry Information Computerization Working Conference held in Lanzhou, Network Information Security Discussion organized by the Secretary Bureau of the State Council in Yunnan, Network Information Security High-level Discussion hosted by the Information Industry Ministry in Beijing and World Computer Conference sponsored by China Computer Society, Banking and Financial Electronic Modernization Forum in Beijing hosted by the People's Bank of China, System Security Working Conference hosted by Hunan Security Bureau, and Senior Government Officials Information Security Discussion held in Beijing.

RESEARCH AND DEVELOPMENT CENTER IN SHENZHEN

The Company intends to purchase a land for building a research and development center in Shenzhen. The construction plan and design of the research and development center in Shenzhen are under review by relevant government authorities.

The Company has been actively communicating with the municipal government and High & New Technologies Industry Office to strive for a more favorable location.

FUTURE PROSPECTS

With the rapid development of Information Technology Industry, especially the Internet, the Company expects that market demand for new generation network security products will also surge. In the future development of network security products, in addition to the established security tunnel technology, the Company will also conduct research and development in application specific gateway for use in areas such as securities trading system, tax collection and other purposes. Due to the gradual opening-up of China's securities market and the proposed establishment of China's second board securities market, network security products are expected to be the major source of the Company's revenue in future.

In early October this year, the Company obtained approval from China State Cryptography Control Authorities Office as a designated company for the manufacturing commercial cryptographic products. In this respect, the Company is credited by its advantage and status in commercial cryptographic product, both in relation to manufacture of and technical development. The Company will gradually develop and conduct trial production of a new generation commercial of cryptographic products.

In November this year, the Company will attend the Second International Computer Infosecurity China 2000 Exhibition and the International Exhibition on Public Safety, Security, Fire Control and Police Equipment. The Company believes that participation in such kind of international exhibitions will help to enhance brand name awareness of the Company's products, arouse interest and deeper understanding of potential customers and other companies in the same industry.

In respect of research and development of embedded technology, the Company will employ more technical talents to further strengthen the Company's research and development team and strive to become a leader among the industry.

DIRECTORS' AND SUPERVISORS' INTERESTS IN SHARES

As at 30 September 2000, except for those shares held through Heng Huat Investments Limited ("Heng Huat") as set out below, none of the Directors and the supervisors of the Company (the "Supervisors") or their associates had any personal, family, corporate or other interests in the shares of the Company or associated corporations, if any, pursuant to section 29 of the SDI Ordinance.

Heng Huat

Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue, all executive Directors of the Company, are trustees holding 60, 20 and 20 shares out of 100 shares in the issued share capital of Heng Huat. Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue are also directors of Heng Huat.

By a Declaration of Trust made as a deed on 19 July 2000, Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue declared that they held the shares of Heng Huat as trustees for the benefits of 477 employees of the Jade Bird Group and the Company. Heng Huat and Gamerian Limited are the two shareholders beneficially entitled to approximately 93.37% and approximately 6.63% respectively in the issued share capital of Dynamic Win Assets Limited ("Dynamic Win").

The beneficial interests of the Directors and Supervisors in the share capital of the Company are deemed as follows:

Director/Supervisor	Type of interests	Number of Shares	Percentage of deemed beneficial interest in the Company's share capital
Mr. Xu Zhen Dong	Other	7,687,414	7.97%
Mr. Zhang Wan Zhang	Other	2,173,224	2.25%
Ms. Liu Yue	Other	2,173,224	2.25%
Mr. Xu Zhi Xiang	Other	808,650	0.84%
Mr. Chen Zhong	Other	808,650	0.84%
Prof. Yang Fu Qing	Other	1,212,975	1.26%
Prof. Wang Yang Yuan	Other	1,212,975	1.26%
Mr. Zhang Yong Li*	Other	404,325	0.42%
Mr. Li Chun*	Other	33,668	0.03%
Mr. Fan Yi Min*	Other	15,160	0.02%

* *Supervisors*

DIRECTORS' AND SUPERVISORS' RIGHTS TO ACQUIRE H SHARES

Save as disclosed above, during the nine months ended 30 September 2000, none of the Directors or Supervisors was granted options to subscribe for H shares of the Company. As at 30 September 2000, none of the Directors or the Supervisors had any rights to acquire H shares in the Company.

SUBSTANTIAL SHAREHOLDERS

As at 30 September 2000, the only persons directly or indirectly entitled to exercise or control the exercise of 10% or more of the voting power at general meetings of the Company, or otherwise interested in 10% or more of the issued share capital of the Company were as follows:

Shareholder	Number of Promoters Shares	Approximate effective interests in the Company
Peking University (Note 1)	22,134,535	22.96%
Beijing Beida Jade Bird Software System Company ("Jade Bird Software") (Note 2)	13,634,535	14.14%
Dynamic Win (Note 3)	22,000,000	22.82%
Heng Huat (Note 3)	20,541,400	21.31%

Notes :

(1) Peking University, through Jade Bird Software, Jade Bird, Yu Huan and Beijing Tianqiao, has effective interests in the Company comprising :

(a) 8,500,000 shares (representing approximately 8.82% of the Company's issued share capital) held by Yu Huan, which is beneficially wholly-owned by Peking University;

(b) 11,000,000 shares (representing approximately 11.41% of the Company's issued share capital) held by Jade Bird Software, which is beneficially wholly-owned by Peking University;

(c) 1,840,000 shares (representing approximately 1.91% of the Company's issued share capital) held through Jade Bird, which is approximately 46% owned by Peking University;

(d) 794,535 shares (representing approximately 0.82% of the Company's issued share capital) held through Beijing Tianqiao, which is approximately 10.60% owned by Peking University.

(2) The interests of Jade Bird Software comprises :

(a) 11,000,000 shares (representing approximately 11.41% of the Company's issued share capital) held by Jade Bird Software;

(b) 1,840,000 shares (representing approximately 1.91% of the Company's issued share capital) held through Jade Bird, which is approximately 46% owned by Jade Bird Software;

(c) 794,535 shares (representing approximately 0.82% of the Company's issued share capital) held through Beijing Tianqiao, which is approximately 10.60% owned by Jade Bird Software.

(3) Dynamic Win is a limited liability company incorporated in Hong Kong under the Companies Ordinance, the shareholding of which is held as to approximately 6.63% by Gamerian Limited and approximately 93.37% by Heng Huat. Gamerian Limited is a wholly owned subsidiary of New World CyberBase Limited, which is a company whose shares are listed on the Main Board of the Stock Exchange. Heng Huat is a company incorporated in the British Virgin Island, the entire issued share capital of which is held by three of the executive directors of the Company as trustees for the benefits of the qualified employees of the Jade Bird Group and the Company.

SPONSOR'S INTEREST

As at 30 September 2000, the Company's sponsor, Tai Fook Capital Limited ("Tai Fook"), its directors, employees or associates, did not have any interest in the securities of the Company, or any right to subscribe for or to nominate persons to subscribe for the securities of the Company.

Pursuant to the Sponsor's agreement dated 19 July 2000 between the Company and Tai Fook, Tai Fook received a fee for acting as the Company's retained sponsor for the period from 27 July 2000 to 31 December 2002.

COMPETING INTERESTS

None of the Directors, the management shareholders of the Company and their respective associate (as defined in the GEM Listing Rules) had an interest in a business which competes or may compete with the businesses of the Company.

YEAR 2000 COMPLIANCE

Year 2000 has already begun and the Company so far has not experienced any technical failure caused by possible Year 2000 problem and all its computer-related operations remain intact. After the commencement of the year 2000, the Company remains alert to any possible Year 2000 failures and the Company's computer system is closely monitored so that any Year 2000 problems will receive immediate response thereby ensuring the steadiness and safety of the Company's computer system.

AUDIT COMMITTEE

The Company established an audit committee on 5 July 2000 with terms of reference in compliance with Rules 5.23, 5.24 and 5.25 of the GEM Listing Rules. The primary duties of the Audit Committee are to review the financial reporting process and internal control system of the Company. The Audit Committee has two members namely, the two independent non-executive Directors, Ms. Liu Yong Ping and Prof. Nan Xiang Hao.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S H SHARES

For the nine months ended 30 September 2000, the Company did not purchase, sell or redeem any of the Company's H shares.

By order of the Board
Xu Zhen Dong
Chairman

13 November 2000, Beijing, the PRC

This announcement will remain on the GEM website on the "Latest Company Announcements" page for 7 days from the date of its posting.

02 MAR -6 AM 8: 12

Quarterly Results announcement form

Name of listed company : Beijing Beida Jade Bird Universal Sci-Tech Company Limited

Stock code : 8095

Year end date : 31/12/2000

This result announcement form only contains extracted information from and should be read in conjunction with the detailed results announcement of the issuer, which can be viewed on the GEM website at http://www.hkgem.com

		(Unaudited)		(Unaudited)	
		Current Period		Last Corresponding Period	
		from 01/01/2000		from 01/01/1999	
		to 30/9/2000		to 30/9/1999	
		RMB		RMB	
Turnover	:	29,775,912		5,910,487	
Profit/(Loss) from Operations	:	16,351,571		-4,038,588	
Finance cost	:	0		0	
Share of Profit/(Loss) of Associates	:	N/A		N/A	
Share of Profit/(Loss) of Jointly Controlled Entites	:	N/A		N/A	
Profit/(Loss) after Taxation & MI	:	16,351,571		-4,038,588	
% Change Over the Last Period	:	N/A	%		
EPS / (LPS) - Basic	:	RMB 21.46 cents		RMB (5.77) cents	
- Diluted	:	N/A		N/A	
Extraordinary (ETD) Gain/(Loss)	:	0		0	
Profit (Loss) after ETD Items	:	16,351,571		-4,038,588	
3rd Dividend per Share	:	N/A		N/A	
(specify if with other options)	:	N/A		N/A	
B/C Dates for 3rd Q Dividend	:	N/A	to	N/A	bdi.
Payable Date	:	N/A			
B/C Dates for AGM/SGM	:	N/A	to	N/A	bdi.
Other Distribution for Current Period	:	N/A			
B/C Dates for Other Distribution	:	N/A	to	N/A	bdi.

* Please delete as appropriate

(bdi: both days inclusive)

Remarks :

For and on behalf of
Beijing Beida Jade Bird Universal Sci-Tech Company Limited

Signature :

Name : Calvinna Yang

Title : Company Secretary

Responsibility statement

The directors of the Company (the "Directors") as at the date hereof hereby collectively and individually accept full responsibility for the accuracy of the information contained in this results announcement form (the "Information") and confirm, having made all reasonable inquiries, that to the best of their knowledge and belief the Information are accurate and complete in all material respects and not misleading and that there are no other matters the omission of which would make the Information herein inaccurate or misleading.The Directors acknowledge that the Stock Exchange has no responsibility whatsoever with regard to the Information and undertake to indemnify the Exchange against all liability incurred and all losses suffered by the Exchange in connection with or relating to the Information.

1. Reorganization and basis of presentation

The Company was incorporated in the People's Republic of China on 29 March 2000 as a joint stock limited company with limited liability under the PRC Company Law. In preparation for a listing of the Company's H shares on GEM, a "Reorganization" as set out in the Company's Prospectus dated 20 July 2000 was completed on 17 April 2000. The Company was listed on GEM on 27 July 2000.

Prior to the formation of the Company, the business and operations of embedded system products now undertaken by the Company were conducted by the Predecessor Entities, namely Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited ("Beijing Tianqiao"), Beijing Beida Jade Bird Limited("Jade Bird"), Beijing Beida Yu Huan Microelectronics System Engineering Company ("Yu Huan") and Beijing Beida Jade Bird Company Limited Electric Instrument Branch ("the Factory"). All such business were transferred to the Company pursuant to the aforementioned Reorganization. Since the transfer was among entities under common control, the Reorganization has been accounted for, as the basis of merger accounting, similar to a pooling of interests. The results of the Company include the combined results of operations of the Predecessor Entities now comprising the Company as if the Reorganization had been completed as at the beginning of and the business activities had been conducted by the Company throughout the period presented.

The principal accounting policies adopted in preparing the unaudited results conform to Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants and accounting principles generally accepted in Hong Kong. Significant inter-company transactions and balances among the Predecessor Entities have been eliminated on combination.

2. Revenues

Revenues include sales of embedded system products, mainly the GPS application system, network security products, ASIC, smart card application system and wireless fire alarm system after deducting the applicable sales taxes.

3. Earnings per share

The calculations of the basic earnings per share for the three months and the nine months in ended 30 September 2000 were based on the unaudited net profit attributable to shareholders of RMB6,968,773 and RMB16,351,571 (1999 – net loss of RMB1,018,783 and RMB4,038,588) and the weighted average of 88,443,478 shares and 76,192,701 shares (1999 : 70,000,000 shares and 70,000,000 shares) issued respectively, as a result of the Reorganization in April 2000, as if those shares had been in issue since 1 January 1999.

4. Interim dividend

The Directors do not recommend the payment of an interim dividend for the period (1999: Nil).

青鸟环宇
JADE BIRD UNIVERSAL

02 MAR -6 AM 8:28

THIRD QUARTERLY RESULTS REPORT

FOR THE PERIOD
ENDED 30 SEPTEMBER 2000

CORPORATE INFORMATION

Executive Directors
Mr. Xu Zhen Dong
Chairman
Prof. Chen Zhong
Prof. Zhang Wan Zhong
Mr. Xu Zhi Xiang
Prof. Liu Yue

Non-Executive Directors
Prof. Yang Fu Qing
Prof. Wang Yang Yuan
Prof. Han Ru Qi
Mr. Xing Huan Lou
Mr. Lo Lin Shing, Simon

Independent Non-Executive Directors
Ms. Liu Yong Ping
Prof. Nan Xiang Hao

Supervisors
Mr. Zhang Yong Li
Mr. Li Chun
Mr. Fan Yi Min
Mr. Du Hong
Ms. Lu Qing

Chief Financial Officer & Company Secretary
Ms. Calvinna Yang, AHKSA, FCCA

Hong Kong Share Registrar & Transfer Office
HKSCC Registrars Limited
2nd Floor, Vicwood Plaza
199 Des Voeux Road Central
Hong Kong

Legal Address
Room 1117-1119
Zhongcheng Building
Haidian Road
Beijing 100080
PRC

Principal place of business in the PRC
Room 1715, Corporate Square
No. 35 Financial Street
Xi Cheng District
Beijing 100032
PRC
Tel: (86) 10 6275-1795
Fax: (86) 10 6275-8434

Place of business in Hong Kong
Unit 02, 7th Floor
Asia Pacific Centre
8 Wyndham Street
Central
Hong Kong
Tel: (852) 2521-1668
Fax: (852) 2521-1669

Website of the Company
www.china-jbu.com

Auditors
Arthur Andersen & Co.
Certified Public Accountants
21st Floor, Edinburgh Tower
The Landmark
15 Queen's Road Central
Hong Kong

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

THIRD QUARTERLY RESULTS ANNOUNCEMENT FOR THE PERIOD ENDED 30 SEPTEMBER 2000

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM. The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

The Stock Exchange takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company (the "Directors") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Highlights

- Accomplished a net profit of RMB16,351,571
- Achieved a turnover of RMB29,775,912, representing an approximately 4 times increase in turnover as compared with the turnover for the corresponding period last year
- Earnings per share is RMB21.46 cents

THIRD QUARTERLY RESULTS

The board of Directors (the "Board") of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") is pleased to announce the unaudited results of the Company for the three and nine months ended 30 September 2000.

The unaudited turnover of the Company for the three months ended 30 September 2000 was amounting to RMB14,110,171, representing an increase of RMB9,899,748 or a growth of 235% as compared to the corresponding three-month results of 1999.

The unaudited turnover of the Company for the nine months ended 30 September 2000 was amounting to RMB29,775,912, representing an increase of RMB23,865,425 or a growth of 403% as compared to the corresponding nine-month results of 1999.

The unaudited net profit of the Company for the three and nine months ended 30 September 2000 were amounting to RMB6,968,773 and RMB16,351,571 respectively resulting from the growth in turnover. This represented a substantial improvement in the operating results as compared to the unaudited results for the corresponding period in 1999.

The unaudited results of the Company for the three and nine months ended 30 September 2000 together with the unaudited comparative figures for the corresponding periods in 1999 are as follows:

	Note	**1/7/2000 to 30/9/2000** *RMB*	**1/7/1999 to 30/9/1999** *RMB*	**1/1/2000 to 30/9/2000** *RMB*	**1/1/1999 to 30/9/1999** *RMB*
REVENUES	2	14,110,171	4,210,423	29,775,912	5,910,487
COST OF REVENUES		(2,461,076)	(3,143,330)	(3,889,991)	(4,361,742)
Gross Margin		11,649,095	1,067,093	25,885,921	1,548,745
OPERATING EXPENSES					
Research and development		(3,731,641)	(1,248,872)	(6,515,884)	(3,106,513)
Selling, general and administrative		(3,559,496)	(990,860)	(5,552,724)	(2,456,060)
Total operating expenses		(7,291,137)	(2,239,732)	(12,068,608)	(5,562,573)
Profit (Loss) from operations		4,357,958	(1,172,639)	13,817,313	(4,013,828)
OTHER INCOME (LOSS), NET		2,610,815	153,856	2,534,258	(24,760)
PROFIT (LOSS) BEFORE TAXATION		6,968,773	(1,018,783)	16,351,571	(4,038,588)
TAXATION	3	–	–	–	–
NET PROFIT (LOSS) ATTRIBUTABLE TO SHAREHOLDERS		6,968,773	(1,018,783)	16,351,571	(4,038,558)
EARNINGS (LOSS) PER SHARE – BASIC (RMB cents)	4	7.88	(1.46)	21.46	(5.77)

1. Reorganization and basis of presentation

The Company was incorporated in the People's Republic of China ("the "PRC") on March 29, 2000 as a joint stock company with limited liability under the PRC Company Law. In preparation for a listing of the Company's H shares on GEM, a "Reorganization" as set out in the Company's Prospectus dated 20 July 2000 was completed on April 17, 2000. The Company was listed on GEM on 27 July 2000.

Prior to the formation of the Company, the business and operations of embedded system products now undertaken by the Company were conducted by the Predecessor Entities, namely Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited ("Beijing Tianqiao"), Beijing Beida Jade Bird Limited ("Jade Bird"), Beijing Beida Yu Huan Microelectronics System Engineering Company ("Yu Huan") and Beijing Beida Jade Bird Company Limited Electric Instrument Branch ("the Factory"). All such businesses were transferred to the Company pursuant to the aforementioned Reorganization. Since the transfer was among entities under common control, the Reorganization has been accounted for as the basis of merger accounting, similar to a pooling of interests. The results of the Company include the combined results of operations of the Predecessor Entities now comprising the Company as if the Reorganization had been completed as at the beginning of the periods presented and the business activities had been conducted by the Company throughout the periods presented.

The principal accounting policies adopted in preparing the unaudited results conform to Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants and accounting principles generally accepted in Hong Kong. Significant inter-company transactions and balances among the Predecessor Entities have been eliminated on combination.

2. Revenues

Revenues include sales of embedded system products, mainly the GPS application system, network security products, ASIC, smart card application system and wireless fire alarm system after deducting the applicable sales taxes.

3. **Taxation**

Enterprise income tax
No provision for PRC enterprise income tax ("EIT") was provided as the Company is currently under the tax holiday period. The Company, being located in the New Technology Industrial Development Experimental Zone ("NTIDEZ") in Beijing and registered as a New and High Technology Enterprise, is entitled to a reduced EIT rate of 15% and a tax holiday of three years full exemption from EIT starting from the first operating year, followed by a 50% reduction from the fourth to sixth year.

No provision for Hong Kong profits tax was made as the Company had no profits subject to Hong Kong profits tax.

As at 30 September 2000, there were no significant timing differences between profit as computed for taxation purposes and profit as stated in the financial statements, which would result in deferred taxation.

Value-added tax ("VAT")
Under the "Provisional Regulations of the People's Republic of China on Value-added Tax", the Company is subject to output VAT levied at the rate of 17% on the sales or transfer of tangible goods in the PRC, provision of processing, repairs and replacement services. Input VAT paid on purchases can be used to offset the output VAT levied on operating revenue to determine the net VAT payable.

Business tax ("BT")
The Company is subject to BT on the provision of maintenance, support and training services in the PRC. The BT rate is 5% on gross revenues.

4. **Earnings per share**

The calculations of the basic earnings per share for the three months and nine months ended 30 September 2000 were based on the unaudited net profit attributable to shareholders of RMB6,968,773 and RMB16,351,571 (1999: net loss of RMB1,018,783 and RMB4,038,588) respectively, and the weighted average of 88,443,478 shares and 76,192,701 shares (1999: 70,000,000 shares and 70,000,000 shares) issued, respectively, as a result of the Reorganization in April 2000, as if those shares had been in issue since 1 January 1999.

INTERIM DIVIDEND

The Directors do not recommend the payment of an interim dividend for the period. (1999: Nil)

BUSINESS REVIEW

Introduction

The Company has achieved a stable and sustained growth in the operational results of the third quarter of this financial year. For the three months ended 30 September 2000, the Company has accomplished a revenue of RMB14,110,171 and a profit margin of RMB6,968,773. This represented a growth of 2.4 times in total revenue as compared to the same period in the previous year. With the rapid development of the Company's embedded system technology and hence having a powerful support to its related products and applications, the market competitiveness of the Company's products was also enhanced.

The Company's products and technology continued to maintain a leading position in the domestic market. Meanwhile, the intensified marketing activities and improved management brought a substantial improvement in the financial conditions.

1. *Embedded System*

Software
The Company has completed an internal survey and analysis on the application of embedded system and hence defined the application scope of embedded system. The Company has also completed an evaluation on the instruction processing system for developing embedded software, which confirmed the developing platform of embedded software.

Hardware – Embedded Microprocessor
The Company has commenced the core technology study, especially in the design and technological research on system level low power consumption and the testability techniques of key module in embedded microprocessor. In addition, the Company completed the logic design of embedded microprocessor system compatible with specific CPU system and commenced the layout design.

Hardware – ASIC
During this period, the Company completed the research and development of Barrel Shifter, D/A, SRAM, ALU.

2. *Product development*

Security ICs
The Company conducted the logic design of the second generation of Security ICs.

Network Security Products
The Company has engaged in the development of security tunnel technology. The Company completed the development of the first edition of virtual private network ("VPN"). The Company has lately introduced the application of encryption card in VPN for encryption and decryption and proceeded with the development of related key consultation and management programme.

The Company has completed the development of JB-FW Gateway Firewall products and the products have been sent to the Public Security Bureau in Shanghai for testing. The Company has completed the development of e-mail filter system and is testing the functions of the system and proceeding to the system-testing period.

Smart Card Application System
The Company has conducted research and development in smart card networking application system, technology relating to remote registration system, smart card charging terminal, smart card attendance recording terminal and financial management system. Currently, these smart card application systems have been widely used in smart card sales systems such as Xiamen Zaishengren smart card sales system, and have been applied by other universities in the PRC such as Hua Zhong Polytechnic University and Capital Normal University. The Company has also conducted the research and trial production on electric label – a special smart card in logistics management system.

GPS Application System
The Company has completed the application of GSM, GPS, GIS and frequencies applicable in Beijing for use in Beijing Vehicles Dispatching System and technically prepared for the system integration preceding technologies. The Company also has conducted the requirement analysis on GPS Application System for use in taxis. The Company also proceeded with the development of software in dispatching center.

WFAS
The Company has completed the development and installation of "Urban Fire Automatic Alarm System" and "119 Urban Fire-fighting Control System" in Haikou, Hainan Province. The Company also completed the hardware design and conducted testing of software.

3. *Production*

Security ICs
The Company has completed the packaging of 12,000 pieces of first generation Security ICs and the testing on 1,000 pieces of Security ICs during this period.

Network Security Products
The Company has produced 20 sets of JB-SG2 Network Security Gateway and 70 sets of security gateway firewall products.

Smart Card Application System
The Company has commenced a small-scale production of Security Smart Card Application System and has proceeded with the production of existing Smart Card Application Systems.

GPS Application System
The Company has completed the trial production of JB-420M sample products and the production of 600 sets of JB-230M GPS Application System.

WFAS
The Company has commenced the manufacturing of 10 sets of second-generation WFAS products and has proceeded with the production and assembling of its first generation of WFAS products.

4. *Relevant approvals and permits*

Security ICs
Currently, the Company is applying to the State Cryptography Control authorities for approval for production of its second generation of Security ICs products.

Network Security Products
In addition to role-base authentication software and e-mail filter software which requires no approvals from related government authorities, the Company has obtained the sales permit from the Ministry of Public Security for specific network security gateway.

Smart Card Application System
Currently, no approval or permit is required for existing smart card application system products.

GPS Application System
The Company endeavours to obtain the product approval from the Ministry of Information Industry Wireless Management Authority for its second generation of GPS Application System.

WFAS
The Company has submitted its second-generation WFAS products to Shenyang Fire Protection E-Product Intendance Proof-test Centre and Nation Fire Protection Quality Intendance Proof-test Centre for proof-test and acceptance.

Marketing

The Company has signed agreements with over thirty-three regional sales agents. The Company has also completed the reorganization and establishment of technology and marketing centers in Beijing.

During this quarter, the Company attended a number of conferences related to information technology industry which provided the Company the opportunities for technological advancement and also direct contacts with potential customers. These included the Network Information Security Working Conference jointly sponsored by Nanjing Public Security Department and Security Bureau, China Petroleum Industry Information Computerization Working Conference held in Lanzhou, Network Information Security Discussion organized by the Secretary Bureau of the State Council in Yunnan, Network Information Security High-level Discussion hosted by the Information Industry Ministry in Beijing and World Computer Conference sponsored by China Computer Society, Banking and Financial Electronic Modernization Forum in Beijing hosted by the People's Bank of China, System Security Working Conference hosted by Hunan Security Bureau, and Senior Government Officials Information Security Discussion held in Beijing.

RESEARCH AND DEVELOPMENT CENTER IN SHENZHEN

The Company intends to purchase a land for building a research and development center in Shenzhen. The construction plan and design of the research and development center in Shenzhen are under review by relevant government authorities.

The Company has been actively communicating with the municipal government and High & New Technologies Industry Office to strive for a more favorable location.

FUTURE PROSPECTS

With the rapid development of Information Technology Industry, especially the Internet, the Company expects that market demand for new generation network security products will also surge. In the future development of network security products, in addition to the established security tunnel technology, the Company will also conduct research and development in application specific gateway for use in areas such as securities trading system, tax collection and other purposes. Due to the gradual opening-up of China's securities market and the proposed establishment of China's second board securities market, network security products are expected to be the major source of the Company's revenue in future.

In early October this year, the Company obtained approval from China State Cryptography Control Authorities Office as a designated company for the manufacturing commercial cryptographic products. In this respect, the Company is credited by its advantage and status in commercial cryptographic product, both in relation to manufacture of and technical development. The Company will gradually develop and conduct trial production of a new generation commercial of cryptographic products.

In November this year, the Company will attend the Second International Computer Infosecurity China 2000 Exhibition and the International Exhibition on Public Safety, Security, Fire Control and Police Equipment. The Company believes that participation in such kind of international exhibitions will help to enhance brand name awareness of the Company's products, arouse interest and deeper understanding of potential customers and other companies in the same industry.

In respect of research and development of embedded technology, the Company will employ more technical talents to further strengthen the Company's research and development team and strive to become a leader among the industry.

DIRECTORS' AND SUPERVISORS' INTERESTS IN SHARES

As at 30 September 2000, except for those shares held through Heng Huat Investments Limited ("Heng Huat") as set out below, none of the Directors and the supervisors of the Company (the "Supervisors") or their associates had any personal, family, corporate or other interests in the shares of the Company or associated corporations, if any, pursuant to section 29 of the SDI Ordinance.

Heng Huat

Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue, all executive Directors of the Company, are trustees holding 60, 20 and 20 shares out of 100 shares in the issued share capital of Heng Huat. Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue are also directors of Heng Huat.

By a Declaration of Trust made as a deed on 19 July 2000, Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue declared that they held the shares of Heng Huat as trustees for the benefits of 477 employees of the Jade Bird Group and the Company. Heng Huat and Gamerian Limited are the two shareholders beneficially entitled to approximately 93.37% and approximately 6.63% respectively in the issued share capital of Dynamic Win Assets Limited ("Dynamic Win").

The beneficial interests of the Directors and Supervisors in the share capital of the Company are deemed as follows:

Director/Supervisor	Type of interests	Number of Shares	Percentage of deemed beneficial interest in the Company's share capital
Mr. Xu Zhen Dong	Other	7,687,414	7.97%
Mr. Zhang Wan Zhong	Other	2,173,224	2.25%
Ms. Liu Yue	Other	2,173,224	2.25%
Mr. Xu Zhi Xiang	Other	808,650	0.84%
Mr. Chen Zhong	Other	808,650	0.84%
Prof. Yang Fu Qing	Other	1,212,975	1.26%
Prof. Wang Yang Yuan	Other	1,212,975	1.26%
Mr. Zhang Yong Li*	Other	404,325	0.42%
Mr. Li Chun*	Other	33,668	0.03%
Mr. Fan Yi Min*	Other	15,160	0.02%

* *Supervisors*

DIRECTORS' AND SUPERVISORS' RIGHTS TO ACQUIRE H SHARES

Save as disclosed above, during the nine months ended 30 September 2000, none of the Directors or Supervisors was granted options to subscribe for H shares of the Company. As at 30 September 2000, none of the Directors or the Supervisors had any rights to acquire H shares in the Company.

SUBSTANTIAL SHAREHOLDERS

As at 30 September 2000, the only persons directly or indirectly entitled to exercise or control the exercise of 10% or more of the voting power at general meetings of the Company, or otherwise interested in 10% or more of the issued share capital of the Company were as follows:

Shareholder	Number of Promoters Shares	Approximate effective interests in the Company
Peking University *(Note 1)*	22,134,535	22.96%
Beijing Beida Jade Bird Software System Company ("Jade Bird Software") *(Note 2)*	13,634,535	14.14%
Dynamic Win *(Note 3)*	22,000,000	22.82%
Heng Huat *(Note 3)*	20,541,400	21.31%

Notes:

(1) Peking University, through Jade Bird Software, Jade Bird, Yu Huan and Beijing Tianqiao, has effective interests in the Company comprising:

(a) 8,500,000 shares (representing approximately 8.82% of the Company's issued share capital) held by Yu Huan, which is beneficially wholly-owned by Peking University;

(b) 11,000,000 shares (representing approximately 11.41% of the Company's issued share capital) held by Jade Bird Software, which is beneficially wholly-owned by Peking University;

(c) 1,840,000 shares (representing approximately 1.91% of the Company's issued share capital) held through Jade Bird, which is approximately 46% owned by Peking University;

(d) 794,535 shares (representing approximately 0.82% of the Company's issued share capital) held through Beijing Tianqiao, which is approximately 10.60% owned by Peking University.

(2) The interests of Jade Bird Software comprises:

(a) 11,000,000 shares (representing approximately 11.41% of the Company's issued share capital) held by Jade Bird Software;

(b) 1,840,000 shares (representing approximately 1.91% of the Company's issued share capital) held through Jade Bird, which is approximately 46% owned by Jade Bird Software;

(c) 794,535 shares (representing approximately 0.82% of the Company's issued share capital) held through Beijing Tianqiao, which is approximately 10.60% owned by Jade Bird Software.

(3) Dynamic Win is a limited liability company incorporated in Hong Kong under the Companies Ordinance, the shareholding of which is held as to approximately 6.63% by Gamerian Limited and approximately 93.37% by Heng Huat. Gamerian Limited is a wholly owned subsidiary of New World CyberBase Limited, which is a company whose shares are listed on the Main Board of the Stock Exchange. Heng Huat is a company incorporated in the British Virgin Island, the entire issued share capital of which is held by three of the executive directors of the Company as trustees for the benefits of the qualified employees of the Jade Bird Group and the Company.

SPONSOR'S INTEREST

As at 30 September 2000, the Company's sponsor, Tai Fook Capital Limited ("Tai Fook"), its directors, employees or associates, did not have any interest in the securities of the Company, or any right to subscribe for or to nominate persons to subscribe for the securities of the Company.

Pursuant to the Sponsor's agreement dated 19 July 2000 between the Company and Tai Fook, Tai Fook received a fee for acting as the Company's retained sponsor for the period from 27 July 2000 to 31 December 2002.

COMPETING INTERESTS

None of the Directors, the management shareholders of the Company and their respective associate (as defined in the GEM Listing Rules) had an interest in a business which competes or may compete with the businesses of the Company.

YEAR 2000 COMPLIANCE

Year 2000 has already begun and the Company so far has not experienced any technical failure caused by possible Year 2000 problem and all its computer-related operations remain intact. After the commencement of the year 2000, the Company remains alert to any possible Year 2000 failures and the Company's computer system is closely monitored so that any Year 2000 problems will receive immediate response thereby ensuring the steadiness and safety of the Company's computer system.

AUDIT COMMITTEE

The Company established an audit committee on 5 July 2000 with terms of reference in compliance with Rules 5.23, 5.24 and 5.25 of the GEM Listing Rules. The primary duties of the Audit Committee are to review the financial reporting process and internal control system of the Company. The Audit Committee has two members namely, the two independent non-executive Directors, Ms. Liu Yong Ping and Prof. Nan Xiang Hao.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S H SHARES

For the nine months ended 30 September 2000, the Company did not purchase, sell or redeem any of the Company's H shares.

By order of the Board
Xu Zhen Dong
Chairman

13 November 2000, Beijing, the PRC

青鸟环宇

JADE BIRD UNIVERSAL



第三季度業績報告

截至二零零零年

九月三十日止期間

公司資料

執行董事
許振東先生
　主席
陳　鐘教授
張萬中教授
徐祇祥先生
劉　越教授

非執行董事
楊芙清教授
王陽元教授
韓汝琦教授
邢煥樓先生
魯連城先生

獨立非執行董事
劉永平女士
南相浩教授

監事
張永利先生
李　春先生
范熠旻先生
杜　虹先生
盧　青女士

財務總監及公司秘書
楊秋明小姐

香港股份過戶登記處
香港中央結算(證券登記)有限公司
香港
德輔道中199號
維德廣場2樓

法定地址
中國
北京
海淀路
中成大廈
1117-1119室
郵編100080

中國主要營業地點
中國
北京
西城區
金融大街35號
國際企業大廈1715室
郵編100032
電話:(86) 10 6275-1795
傳真:(86) 10 6275-8434

香港營業地點
香港
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亞洲太平洋中心
7樓02室
電話:(852) 2521-1668
傳真:(852) 2521-1669

本公司網址
www.china-jbu.com

核數師
安達信公司
　執業會計師
香港
皇后大道中15號
置地廣場
公爵大廈21樓

北京北大青鳥環宇科技股份有限公司
Beijing Beida Jade Bird Universal Sci-Tech Company Limited

（於中華人民共和國註冊成立之股份有限公司）

第三季度業績公佈
截至二零零零年九月三十日止期間

香港聯合交易所有限公司（「聯交所」）創業板（「創業板」）之特色

創業板乃為帶有高投資風險之公司提供一個上市之市場。尤其在創業板上市之公司毋須有過往溢利記錄，亦毋須預測未來溢利。此外，在創業板上市之公司可因其新興性質及該等公司經營業務之行業或國家而帶有風險。有意投資之人士應瞭解投資於該等公司之潛在風險，並應經過審慎周詳之考慮後方作出投資決定。創業板之較高風險及其它特色表示創業板較適合專業及其它資深投資者。

由於創業板上市之公司屬新興性質（乃屬發展階段），在創業板買賣之證券可能會較在聯交所主板買賣之證券承受較大之市場波動風險（在創業板所買賣證券之市場波動幅度或會較聯交所主板市場之證券為大），同時無法保證在創業板買賣之證券會有高流通量之市場。創業板發佈資料之主要方法為在聯交所為創業板而設之互聯網網頁上刊登。上市公司毋須在憲報指定報章刊登付款公佈披露資料。因此，有意投資之人士應注意，彼等須閱覽創業板網頁，方可取得創業板上市發行人之最新資料。

本公佈包括之資料乃遵照香港聯合交易所有限公司《創業板證券上市規則》之規定而提供有關北京北大青鳥環宇科技股份有限公司（「本公司」）之資料。本公司各董事願就本公佈共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知及所信：(i) 本公佈所載之資料在各重大方面均屬準確完整，且無誤導成份；(ii) 本公佈並無遺漏其他事實致使本公佈所載任何內容產生誤導；及(iii) 本公佈所表達之一切意見乃經審慎周詳考慮後始作發表，並以公平合理之基準及假設為依據。

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
Beijing Beida Jade Bird Universal Sci-Tech Company Limited

（於中華人民共和國註冊成立之股份有限公司）

概要

- 創造純利人民幣16,351,571元
- 實現營業額人民幣29,775,912元，較去年同期約增長4倍
- 每股盈利為人民幣21.46分

第三季度業績

北京北大青鳥環宇科技股份有限公司（「本公司」）的董事會（「董事會」）謹此提交本公司截至二零零零年九月三十日止三個月及九個月未經審核之經營業績。

本公司截至二零零零年九月三十日止三個月未經審核之營業額為人民幣14,110,171元，較一九九九年同期營業額增長人民幣9,899,748元，即235%。

本公司截至二零零零年九月三十日止九個月未經審核之營業額為人民幣29,775,912元，較一九九九年同期營業額增長人民幣23,865,425元，即403%。

由於營業額的增長，本公司截至二零零零年九月三十日止三個月及九個月之未經審核純利分別為人民幣6,968,773元及人民幣16,351,571元，較一九九九年同期的經營業績有明顯的增長。

本公司截至二零零零年九月三十日止三個月及九個月內之未經審核業績，連同一九九九年同期之未經審核比較數字載列如下：

	附註	1/7/2000至 30/9/2000 人民幣	1/7/1999至 30/9/1999 人民幣	1/1/2000至 30/9/1999 人民幣	1/1/1999至 30/9/1999 人民幣
收益	2	14,110,171	4,210,423	29,775,912	5,910,487
收益成本		(2,461,076)	(3,143,330)	(3,889,991)	(4,361,742)
毛利		11,649,095	1,067,093	25,885,921	1,548,745
經營費用					
研究與開發		(3,731,641)	(1,248,872)	(6,515,884)	(3,106,513)
銷售，一般與行政		(3,559,496)	(990,860)	(5,552,724)	(2,456,060)
經營費用總額		(7,291,137)	(2,239,732)	(12,068,608)	(5,562,573)
經營盈利(虧損)		4,357,958	(1,172,639)	13,817,313	(4,013,828)
其他收入(虧損)淨額		2,610,815	153,856	2,534,258	(24,760)
除税前盈利(虧損)		6,968,773	(1,018,783)	16,351,571	(4,038,588)
税項	3	—	—	—	—
股東應佔盈利(虧損)淨額		6,968,773	(1,018,783)	16,351,571	(4,038,588)
每股盈利(虧損)－基本(人民幣分)	4	7.88	(1.46)	21.46	(5.77)

1. **重組及呈報標準**

本公司於二零零零年三月二十九日在中華人民共和國依據《中華人民共和國公司法》成立為有限責任之股份有限公司。本公司為籌備H股在創業板上市，於二零零零年四月十七日完成一項重組(「重組」)。詳見本公司於二零零零年七月二十日發佈之招股章程。本公司於二零零零年七月二十七日於創業板上市。

本公司成立前，其嵌入式系統產品業務經營由本公司之前身企業開展，即北京天橋北大青鳥科技股份有限公司(「北京天橋」)、北京北大青鳥有限責任公司(「青鳥」)、北京市北大宇環微電子系統工程公司(「宇環」)和北京北大青鳥有限責任公司電子儀器分公司(「儀器廠」)。上述前身企業之所有業務遵照重組轉移至本公司。由於前身企業乃受共同控制，該等重組以合併會計法被視作同一利益合併處理。

本公司之業績包括目前組成本公司前身企業之合併業績，並假設該重組已於本呈報期間開始時已完成且由本公司持續開展業務。

本公司未經審核業績中之主要會計準則乃遵照香港會計師公會頒佈的香港會計準則及香港一般公認之會計準則制訂。重組中所涉重大公司內部業務和本公司前身企業之結算已被抵銷。

2. **收入**

收入包括嵌入式系統產品之相應税後銷售收入，其產品主要為全球定位系統(「GPS」)應用系統，網絡安全產品，專用集成電路(「ASIC」)，聰明卡應用系統和無線消防警報系統。

3. **稅項**

企業所得稅

由於本公司現正在免稅期內，固未有撥備中華人民共和國企業所得稅。本公司位於北京市新技術產業開發試驗區，並已註冊為高新科技企業，經有關稅務當局批准，享有15%之優惠企業所得稅稅率，且自首個營運年度起三年免繳企業所得稅，其後第四至第六年則享有50%減免。

本公司並無賺得應課香港利得稅之溢利。

於二零零零年九月三十日，概無因稅務目的計算之溢利與財務報表內列示之溢利兩者間存在重大時差而產生的延遲稅項。

增值稅

根據《中華人民共和國增值稅暫行條例》，公司的增值稅銷項稅為於中華人民共和國銷售或轉讓有形貨品、提供加工、維修及置換服務所收取費用之17%。於採購時所支付之增值稅進項稅可用以抵銷按經營收益所產出之增值稅銷項以確定應付增值稅淨額。

營業稅

本公司須就其於中華人民共和國提供保養、支援及培訓服務收益計提營業稅。營業稅率為總收益5%。

4. **每股盈利**

本公司截至二零零零年九月三十日止三個月及九個月每股基本盈利乃分別根據可分配之股東應佔未經審核淨盈利人民幣6,968,773元及人民幣16,351,571元（一九九九年：淨虧損人民幣1,018,783元及人民幣4,038,588元）和加權平均的88,443,478股及76,192,701股（一九九九年：70,000,000股及70,000,000股）已發行股本計算，並假設該股本因就二零零零年四月完成之重組已於一九九九年一月一日發行。

中期股息

董事會不建議派發中期股息（一九九九年：無）。

業務回顧

概述

本公司於第三季度業績持續穩定增長。截至二零零零年九月三十日止三個月收入為人民幣14,110,171元及盈利為人民幣6,968,773元，與去年同期比較，收入總額上升2.4倍。隨著本公司嵌入式系統技術的不斷發展、相關產品和應用得到了大力支持，市場競爭力進一步得到加強。

本公司的技術與產品在國內市場保持領先地位；同時，市場能力的增強、管理水平的提升，使得本公司的財務狀況明顯改善。

一、 *嵌入式系統部分*

軟件

本公司完成了嵌入式系統軟件應用分析的內部調研，並確定了嵌入式系統的應用領域。本公司亦完成了嵌入式軟件開發所采用的指令系統的評估，並確定了嵌入式軟件開發平台。

硬件－嵌入式微處理器

本公司開展了核心技術研究，特別是着重於嵌入式微處理器中關鍵模塊的低耗電量設計技術、可測性技術研究。此外，本公司完成了與特定中央處理器系統兼容的嵌入式微處理器系統的邏輯設計，並開始版圖設計。

硬件－專用芯片

本公司正就圓筒移位儲存器、D/A、SRAM、ALU等進行研發工作。

二、產品發展

安全芯片

本公司正在進行第二代安全IC的邏輯設計。

網絡安全系統

本公司基本完成VPN最初版本的開發，開始準備在VPN中利用加密卡進行加解密，為此正在開發針對其密鑰協商及管理程序。

本公司已完成開發JB-FW網關防火牆，並將防火牆送到公安部上海檢測中心進行檢測。本公司進行了新電子郵件過濾系統的開發工作，正測試該系統性能，並進入了系統測試階段。

聰明卡應用系統

本公司進行了基於網絡通訊的智能卡應用開發和研制。這主要包括進行遠程簽到系統，智能卡收費終端，智能卡考勤系統，金融IC卡管理系統的產品改進。現時，這些聰明咭應用系統已被廣泛應用，如廈門再生人智能卡銷售系統及國內其他大學，如首都師範大學及華中理工大學。本公司進行了對物流管理系統中的特殊智能咭，即電子標簽的研究和產品試制。

GPS應用系統

本公司完成將用於北京汽車調度系統，採用GSM，GPS，GIS及適用於北京頻點的公網系統及系統集成的前期技術準備，現正開展調度中心各軟件之開發。

無線火災報警系統

本公司已開發並完成海南海口城市火災自動報警系統及119城市火災消防指揮系統。本公司已完成硬件設計，現正進行軟件調試工作。

三、 生產

安全芯片

本公司已完成第一代安全IC 12,000片的封裝，並完成1,000片第一代安全IC的測試。

網絡安全系統

本公司已生產網關JB-SG2共20套及網關防火牆70套。

聰明卡應用系統

本公司已開始小規模生產安全聰明卡應用系統，並繼續生產現有聰明卡應用系統產品。

GPS應用系統

本公司已將JB-420M產品之樣本試製完成，另600台的JB-230M GPS應用系統正在生產中。

無線火災報警系統

本公司已開始準備第二代無線火災報警系統10套產品的生產，並繼續生產及組裝第一代無線火災報警系統產品。

四、 有關批文及許可證

安全芯片

本公司正在就第二代安全IC向國家密碼管理機構申請批文。

網絡安全系統

本公司的基礎鑒別軟件和郵件過慮軟件無需申請批文。本公司的專用安全網關防火牆已獲公安部的銷售許可証。

聰明卡應用系統

本公司現時所涉及的智能卡應用工程暫不需批文和許可証。

GPS應用系統

本公司正在就第二代GPS應用系統爭取信息產業部國家無線電管理局的產品批文。

無線火災報警系統

本公司正在就第二代無線火災警報系統向瀋陽消防電子產品監督檢測中心及國家消防電子產品質量監督檢驗中心申請批文。

青鳥環宇 JADE BIRD UNIVERSAL

市場推廣

本公司就銷售及推廣有關產品已與33家地區代理商訂立協議。此外，北京銷售服務中心和北京技術中心的組建已完成。

在本季度，本公司參加了各類型的資訊科技行業研討會。其中包括南京公安廳和保密局共同主辦的網絡資訊安全工作會議、在蘭州舉辦的中國石油系統電腦資訊化工作會議、在雲南舉行的國務院辦公廳網絡資訊安全討論會、信息產業部高級官員網絡資訊安全論壇會、中國人民銀行在北京舉辦的金融電子化論談會、湖南省保密局系統保密安全工作會及在北京舉行的政府高級官員資訊安全論談會等。

深圳研究及開發中心

本公司計劃於深圳購買土地用作建設研究及開發中心。本公司的深圳研究及開發中心工程現處於規劃、設計的審批之中。本公司現正與市政府積極聯系，爭取從市政府獲得更佳的土地地段。

未來展望

隨著資訊科技行業的急速發展，尤其是互聯網，本公司預計市場對新一代的網絡安全產品的需求將急劇增加。除現時已漸漸達到成熟階段的安全信道技術，在研製信道安全產品方面，本公司將展開研發適用於證券買賣系統及稅收等用途之專用安全信道產品。由於中國的證券市場將逐步開放，以及中國創業板市場的建立，本公司預期網絡安全產品未來將成為主要的收入來源。

在今年十月初，本公司取得了中國國家密碼管理委員會辦公室的批文，成為商用密碼產品生產定點單位，認定了本公司在擁有生產商用密碼產品技術發展方面的優勢和地位。本公司將逐步開發新一代的商用密碼產品，並加快進入試生產的階段。

今年十一月份，本公司將參加第二屆中國國際電腦資訊系統安全展覽會及2000年國際社會公共安全產品及警用裝備博覽會。本公司相信參加此類型的國際展覽會將有助於提高本公司產品的知名度，及加深同業和潛在客戶對本公司產品的瞭解。

在綜合嵌入式系統及技術的研究開發方面，本公司將增聘更多研發專才，壯大本公司的研發隊伍，務求成為同業中的領導者。

董事及監事之股票權益

依據香港證券（披露權益）條例第29條，於二零零零年七月二十七日（即本公司H股股票在香港創業板市場交易開始日期），除透過Heng Huat Investments Limited（「Heng Huat」）以信託形式所持有本公司股份外，任何董事及監事或其關連人士未有本公司股份之個人、家族、公司或其他權益。

Heng Huat

許振東先生、張萬中副教授及劉越副教授（全均為執行董事）乃分別持有Heng Huat已發行股本100股股份中60股、20股及20股之受託人。許振東先生、張萬中副教授及劉越副教授亦為Heng Huat之董事。

根據於二零零零年七月十九日作出作為契據之信託聲明，許振東先生、張萬中副教授及劉越副教授聲明彼等作為受託人持有Heng Huat之股份，受益人為青鳥集團及本公司之477位僱員。Heng Huat及Gamerian Limited乃致勝資產有限公司（「致勝資產」）之兩位股東，分別實益擁有致勝資產已發行股本約93.37%及約6.63%。

董事及監事被視作於本公司股本中擁有的實際權益如下：

董事／監事	權益類別	股份數目	被視作於本公司股本中擁有的實際權益的百份比
許振東	其他	7,687,414	7.97%
張萬中	其他	2,173,224	2.25%
劉　越	其他	2,173,224	2.25%
徐祇祥	其他	808,650	0.84%
陳　鐘	其他	808,650	0.84%
楊芙清	其他	1,212,975	1.26%
王陽元	其他	1,212,975	1.26%
張永利*	其他	404,325	0.42%
李　春*	其他	33,668	0.03%
範熠旻*	其他	15,160	0.02%

* 監事

董事及監事獲取股票之權利

除上述所披露，截至二零零零年九月三十日止九個月期間，本公司的董事或監事未有獲得本公司H股股票的購股權。於二零零零年九月三十日，任何董事或監事均未有獲得本公司H股股票之權利。

主要股東

於二零零零年九月三十日，唯一直接或間接有權行使或控制行使本公司股東大會投票權10%或以上，或擁有本公司已發行股本10%或以上權益之人士如下：

股東	發起人股份數目	於本公司之概約實際權益
北京大學（附註1）	22,134,535	22.96%
北京市北大青鳥軟件公司（「青鳥軟件」）（附註2）	13,634,535	14.14%
致勝資產（附註3）	22,000,000	22.82%
Heng Huat（附註3）	20,541,100	21.31%

附註：

(1) 北京大學透過青鳥軟件、青鳥、宇環、北京天橋於本公司擁有實際權益，包括：

(a) 由宇環持有之8,500,000股股份（佔本公司已發行股本約8.82%），而宇環由北京大學實益全資擁有；

(b) 青鳥軟件持有之11,000,000股股份（佔本公司已發行股本約11.41%），而青鳥軟件由北京大學實益全資擁有；

(c) 透過青鳥持有之1,840,000股股份（佔本公司已發行股本約1.91%），而青鳥乃由北京大學持有46%權益；及

(d) 透過北京天橋持有之794,535股股份（佔本公司已發行股本約0.82%），而北京天橋乃由北京大學持有10.60%。

(2) 軟件之權益包括：

(a) 青鳥軟件持有之11,000,000股股份（佔本公司已發行股本約11.41%）；

(b) 透過青鳥持有之1,840,000股股份（佔本公司已發行股本約1.91%），而青鳥乃由北京大學持有46%權益；

(c) 透過北京天橋持有之794,535股股份（佔本公司已發行股本約0.82%），而北京天橋乃由北京大學擁有約10.60%。

(3) 致勝資產乃根據公司條例於香港註冊成立之有限公司，分別由Gamerian Limited及Heng Huat持有其約6.63%及約93.37%股權。Gamerian Limited乃新世界數碼基地有限公司之全資附屬公司，而新世界數碼基地有限公司之股份在聯交所主板上市。Heng Huat乃於英屬處女群島註冊成立之公司，由本公司三位執行董事作為受託人持有其全部已發行股本，受益人為青鳥集團及本公司之合資格僱員。

保薦人權益

於二零零零年九月三十日，本公司保薦人大福融資有限公司，其董事、職員或相關人員未擁有本公司股票權益，無權認購或委任他人認購本公司之股票。

依據二零零零年七月十九日本公司與大福融資有限公司所訂立之保薦人協定，大福融資有限公司已收取就二零零零年七月二十七日至二零零二年十二月三十一日期間出任本公司保薦人的有關費用。

競爭權益

概無本公司董事或管理層股東（定義見創業板上市規則）於與本公司業務出現競爭或可能競爭中擁有權益。

公元二千年規格問題

現已踏入公元二千年，本公司至今仍未遇到可能因公元二千年問題導致之技術錯誤，而所有與電腦有關之業務仍然完好。在踏入二千年後，本公司將就潛在之公元二千年電腦故障提高警覺，本公司亦會密切監察電腦系統，以即時處理二千年問題，確保本公司之電腦系統可平穩安全地使用。

審核委員會

本公司在二零零零年七月五日設立一個審核委員會，並按照創業板上市規則第5.23、5.24和5.25條制定其職權範圍。審核委員會之主要職責為審閱本公司財務申報程式及內部監控制度。審核委員會僅有二位成員，即為兩位獨立非執行董事劉永平女士及南相浩教授。

本公司H股股票之購買、銷售和贖回

截止至二零零零年九月三十日至九個月內，本公司未有購買、銷售和贖回任何本公司上市之H股股票。

承董事會命
許振東
主席

二零零零年十一月十三日，中國，北京

announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company (the "Directors") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(the "Company")

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT

The board of directors (the "Board") of the Company hereby announces that a meeting of the Board will be held at Room 117/119, Zhongcheng Building, Haidian Road, Beijing, PRC on November 13, 2000 at 3:30 p.m. for the following purposes:-

1. To consider and approve the third quarterly unaudited results of the Company for the nine months ended September 30, 2000 and approve the draft announcement of the results to be published on the GEM website;
2. To consider the payment of an interim dividend, if any;
3. To consider the closure of the Register of Members, if necessary; and
4. To transact any other business.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, November 1, 2000

This announcement will remain on the GEM website on the "Latest Company Announcements" page for 7 days from the date of its posting.

This announcement, for which the directors of the Company (the "Directors") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

BEIJING BEIDA JADE BIRD UNIVERSAL SCI-TECH COMPANY LIMITED

(the "Company")

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT

The Directors of the Company wish to clarify certain information reported in an article that appeared in the South China Morning Post in Hong Kong on 7th October, 2000.

With reference to an article (the "Article") that appeared in the South China Morning Post in Hong Kong on 7th October, 2000 reporting that the expected profit in the second half of the year ending 31st December, 2000 of the Company will exceed the previous six months. The Directors wish to clarify that the Company at present does not have sufficient information and/or solid basis to substantiate any profit forecast for the second half of the year ending 31st December, 2000 and thereafter.

Investors are strongly advised to ignore the Article when making any investment decision in relation to the securities of the Company.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 9th October, 2000

This announcement will appear on the GEM website at http://www.hkgem.com

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in **Beijing Beida Jade Bird Universal Sci-Tech Company Limited,** you should at once hand this circular and the accompanying proxy form to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

BEIJING BEIDA JADE BIRD UNIVERSAL SCI-TECH COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

PROPOSAL FOR SUBDIVISION OF THE PROMOTERS' AND H SHARES AND CHANGE IN BOARD LOT SIZE OF H SHARES IN TRADING

Financial Adviser to
Beijing Beida Jade Bird Universal Sci-Tech Company Limited

BNP PARIBAS PEREGRINE

A letter from the Board dated 9th October, 2000 is set out on pages 1 to 5 of this circular.

Notices convening a special general meeting and a class meeting of Beijing Beida Jade Bird Universal Sci-Tech Company Limited to be held at 10:00 a.m. and 11:00 a.m. (or immediate after the conclusion or adjournment of the special general meeting of the Company) respectively on Tuesday, 28th November, 2000 at Unit 02, 7th Floor, Asia Pacific Centre, 8 Wyndham Street, Central, Hong Kong, are set out on pages 6 and 9 respectively of this circular. Proxy forms for use at the special general meeting and the class meeting are enclosed with this circular. Whether or not you intend to attend the meetings, you are requested to complete and return the enclosed proxy forms in accordance with the instructions printed thereon as soon as possible to the Company's H share registrar in HKSCC Registrars Limited at 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong and in any event not less than 24 hours before the respective time appointed for the holding of the special general meeting and class meeting. Completion and return of the proxy forms will not preclude you from attending and voting in person at the meeting or any adjourned meeting or meetings should you so desire.

9th October, 2000

CHARACTERISTICS OF GEM OF THE STOCK EXCHANGE

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the main board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the internet website operated by the Stock Exchange . GEM-listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"Board"	the board of Directors
"CCASS"	the Central Clearing and Settlement System established and operated by Hongkong Clearing
"Class Meeting"	the class meeting for holders of H Shares to be held at 11:00 a.m. (or immediate after the conclusion or adjournment of the Special General Meeting) on Tuesday, 28th November, 2000, the notice of which is set out on page 9 of this circular, and any adjounment thereof
"Company"	Beijing Beida Jade Bird Universal Sci-Tech Company Limited, a joint stock limited company incorporated in the PRC with limited liability, the H Shares of which are listed on the Stock Exchange
"Conditions"	the conditions of the Share Subdivision set out in the section headed "Conditions" in the letter from the Board
"CSRC"	China Securities Regulatory Commission
"Directors"	the directors of the Company
"GEM"	the Growth Enterprise Market of the Stock Exchange
"GEM Listing Committee"	the listing sub-committee of the Board of the Stock Exchange with responsibility for the GEM
"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM
"H Share(s)"	existing issued H share(s) with a nominal value of RMB1.00 each in the share capital of the Company
"Hongkong Clearing"	Hong Kong Securities Clearing Company Limited
"Latest Practicable Date"	4th October, 2000, being the latest practicable date prior to the printing of this circular for ascertaining certain information referred to herein
"Mandatory Provisions"	到境外上市公司章程必備條款 (The Mandatory Provisions for Articles of Association of Companies to be Listed Overseas)(as amended and supplemented from time to time), for inclusion in the articles of association of companies incorporated in the PRC to be listed overseas, which were promulgated by the Securities Commission and the State Restructuring Commission on 27th August, 1994

"PRC"	the People's Republic of China
"Promoters' and H Shares"	Promoters' Shares and H Shares
"Promoters' Share(s)"	existing issued promoters' share(s) with a nominal value of RMB1.00 each in the share capital of the Company
"Registrar"	the Company's H share registrar in HKSCC Registrars Limited at 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong
"Share Subdivision"	the proposed subdivision of each of the issued Promoters' Shares and H Shares into ten Subdivided Promoters' Shares and Subdivided H Shares respectively referred to herein
"Special General Meeting"	the special general meeting for holders of Promoters' Shares and H Shares of the Company to be held at 10:00 a.m. on Tuesday, 28th November, 2000, the notice of which is set out on page 6 of this circular, and any adjournment thereof
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subdivided Promoters' Share(s)"	promoters' share(s) with a nominal value of RMB0.10 each in the share capital of the Company proposed to be created by the Share Subdivision
"Subdivided H Share(s)"	H share(s) with a nominal value of RMB0.10 each in the share capital of the Company proposed to be created by the Share Subdivision
"Subdivided Shares"	Subdivided Promoters' Shares and Subdivided H Shares
"HK$"	Hong Kong dollars
"RMB"	Renminbi, the lawful currency of the PRC

Latest time for lodging proxy form in respect of Special General Meeting and Class Meeting	10:00 a.m. on Monday, 27th November, 2000
Special General Meeting	10:00 a.m. on Tuesday, 28th November, 2000
Class Meeting	11:00 a.m. (or immediate after the conclusion or adjournment of the Special General Meeting) on Tuesday, 28th November, 2000
Effective date of Share Subdivision	Friday, 8th December, 2000
Trading of the Subdivided H Shares commences	10:00 a.m. on Friday, 8th December, 2000
Existing counter for trading in existing H Shares in board lots of 200 H Shares temporarily closes	10:00 a.m. on Friday, 8th December, 2000
Temporary counter for trading in the Subdivided H Shares in board lots of 2,000 Subdivided H Shares (in the form of existing H Share certificates) opens	10:00 a.m. on Friday, 8th December, 2000
First day of free exchange of existing H Share certificates for new share certificates for the Subdivided H Shares	9:00 a.m. on Friday, 8th December, 2000
Existing counter for trading in the Subdivided H Shares in board lots of 1,000 Subdivided H Shares (in the form of new share certificates for the Subdivided H Shares) reopens	10:00 a.m. on Friday, 22nd December, 2000
Parallel trading in the Subdivided H Shares (in the form of new share certificates for the Subdivided H Shares and existing H Share certificates) commences	10:00 a.m. on Friday, 22nd December, 2000
Temporary counter for trading in the Subdivided H Shares in board lots of 2,000 Subdivided H Shares (in the form of existing H Share certificates) ends	4:00 p.m. on Friday, 12th January, 2001
Parallel trading in the Subdivided H Shares (in the form of new share certificates for the Subdivided H Shares and existing H Share certificates) ends	4:00 p.m. on Friday, 12th January, 2001
Last day for free exchange of existing H Share certificates for new share certificates for the Subdivided H Shares	4:00 p.m. on Wednesday, 17th January, 2001

CONTENTS

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
BEIJING BEIDA JADE BIRD UNIVERSAL SCI-TECH COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Executive Directors:
Xu Zhen Dong *(Chairman)*
Chen Zhong *(President)*
Zhang Wan Zhong *(Vice President)*
Xu Zhi Xiang *(Vice President)*
Liu Yue *(Vice President)*

Non-executive Directors:
Yang Fu Qing
Wang Yang Yuan
Han Ru Qi
Xing Huan Lou
Lo Lin Shing, Simon

Independent Non-executive Directors:
Liu Yong Ping
Nan Xiang Hao

Legal Address:
Room 1117/1119
Zhongcheng Building
Haidian Road
Beijing 100080
PRC

Place of Business in Hong Kong:
Unit 02, 7th Floor, Asia Pacific Centre
8 Wyndham Street
Central, Hong Kong

9th October, 2000

To holders of the Promoters' Shares and H Shares

Dear Sir or Madam,

PROPOSAL FOR SUBDIVISION OF THE PROMOTERS' AND H SHARES AND CHANGE IN BOARD LOT SIZE OF H SHARES IN TRADING

INTRODUCTION

The Board announced on 25th September, 2000, among other things, a proposal for the Share Subdivision and change in board lot size of H Shares in trading.

The purposes of this circular are to provide further details regarding the proposal for the Share Subdivision, the change in board lot size of H Shares in trading and the recommendation of the Board.

SHARE SUBDIVISION

The Board proposes that each of the Promoters' Shares and H Shares with a nominal value of RMB1.00 each be subdivided respectively into ten Subdivided Promoters' Shares and Subdivided H Shares with a nominal value of RMB0.10 each. The Board believes the proposed Share Subdivision

will improve the liquidity of the H Shares and helps to widen the investor base of the Company. The Board is of the opinion that the Share Subdivision is in the interests of the Company and the holders of Promoters' Shares and H Shares as a whole.

As at the Latest Practicable Date, the registered share capital of the Company is RMB96,400,000, which is divided into 70,000,000 Promoters' Shares and 26,400,000 H Shares with a nominal value of RMB1.00 each. Immediately upon completion of the Share Subdivision and on the basis that an aggregate of 96,400,000 Promoters' and H Shares are in issue, a total of 964,000,000 Subdivided Shares will be created pursuant to the Share Subdivision. The 964,000,000 Subdivided Shares will comprise 700,000,000 Subdivided Promoters' Shares and 264,000,000 Subdivided H Shares with a nominal value of RMB0.10 each. The rights attaching to the Subdivided Shares will not be affected by the Share Subdivision.

The proposed Share Subdivision is subject to, among other things, approval by the CSRC and approvals by the holders of Promoters' Shares and H Shares to the proposed amendments to the relevant provisions of the Articles of Association of the Company relating to the proposed change in the nominal value per Promoters' Share and H Share.

Currently, the H Shares are traded in board lots of 200 H Shares. Upon fulfilment of the Conditions, it is proposed that the Subdivided H Shares be traded in board lots of 1,000 Subdivided H Shares.

CONDITIONS

The Share Subdivision is conditional upon, among other things:

(a) the passing of a special resolution by the holders of Promoters' Shares and H Shares at the Special General Meeting relating to the proposed Share Subdivision and the proposed amendments to the Articles of Association of the Company;

(b) the passing of a special resolution by the holders of H Shares at the Class Meeting relating to the proposed Share Subdivision and the proposed amendments to the Articles of Association of the Company;

(c) approval issued by the CSRC regarding the proposed Share Subdivision;

(d) filing with or consent of the Ministry of Foreign Trade and Economic Cooperation of the PRC regarding the proposed amendment to the relevant provisions of the Articles of Association of the Company;

(e) filing with or consent of the Ministry of Finance of the PRC regarding the proposed Share Subdivision;

(f) consent of the State Commission of Economy and Trade of the PRC regarding the proposed Share Subdivision; and

(g) the GEM Listing Committee granting the listing of and permission to deal in the Subdivided H Shares and any new Subdivided H Shares which may fall to be issued pursuant to the exercise of options granted under the Company's Employee Share Option Scheme.

An application has been made to the Stock Exchange for the listing of and permission to deal in such Subdivided H Shares.

Subject to the granting of listing of, and permission to deal in, the Subdivided H Shares on the Stock Exchange, the Subdivided H Shares will be accepted as eligible securities by Hongkong Clearing for deposit, clearance and settlement in CCASS with effect from the commencement date of dealings in the Subdivided H Shares on the Stock Exchange or such other date as determined by Hongkong Clearing. Settlement of transactions between members of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

TRADING ARRANGEMENTS FOR THE SUBDIVIDED SHARES

Only the H Shares are listed and dealt in on the Stock Exchange. No part of the Company's securities are listed or dealt in on any other stock exchange, nor is listing or permission to deal in on any other stock exchange being or proposed to be sought. Dealings in the Subdivided H Shares will be subject to Hong Kong stamp duty.

1. Dealings

Subject to the Share Subdivision becoming unconditional, the arrangements proposed for dealings in the Subdivided H Shares are expected to be as follows:

(a) From 8th December, 2000, the existing counter for trading in the H Shares in board lots of 200 H Shares will be closed temporarily and a temporary counter for trading in the Subdivided Shares in board lots of 2,000 Subdivided H Shares will be set up. Accordingly, one H Share will be deemed to represent ten Subdivided H Shares. Existing H Share certificates may only be traded at the temporary counter.

(b) With effect from 22nd December, 2000, the existing counter for trading in the H Shares will be reopened for trading in the Subdivided H Shares in board lots of 1,000 Subdivided H Shares.

(c) During the period from 22nd December, 2000 to 12th January, 2001 (both days inclusive), there will be parallel trading at the above two counters.

(d) With effect from 10:00 a.m. on 15th January, 2001, trading will only be in the Subdivided H Shares in board lots of 1,000 Subdivided H Shares and the temporary counter for trading in the Subdivided H Shares in board lots of 2,000 Subdivided H Shares will be removed. Dealings in the Subdivided H Shares represented by existing H Share certificates will cease after the close of trading on 12th January, 2001.

Existing H Share certificates will only be valid for delivery and settlement in respect of dealings for the period up to 12th January, 2001 and thereafter will not be accepted for dealing purposes. However, the existing H Share certificates will continue to be good evidence of legal title to the Subdivided H Shares on the basis of one H Share for ten Subdivided H Shares and may be exchanged for new share certificates for the Subdivided H Shares at any time. Such holders of H Shares shall be entitled to tender their existing H Share certificates in exchange for new share certificates for the Subdivided H Shares in board lots of 1,000 Subdivided H Shares so that their shareholding may be accurately represented by the new share certificates for the Subdivided H Shares.

2. **Free exchange of share certificates**

New share certificates for the Subdivided H Shares will be issued in green in order to distinguish them from existing H Share certificates which are blue in colour.

Holders of H Shares are urged to exchange their existing H Share certificates for new share certificates for the Subdivided H Shares as soon as possible on or after 8th December, 2000. This may be done free of charge by delivering the existing H Share certificates to the Company's H share registrar in HKSCC Registrars Limited at 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong before 4:00 p.m. on 17th January, 2001. **Thereafter, existing H Share certificates will be accepted for exchange only on payment of a fee of HK$2.50 (or such higher amount as may from time to time be allowed by the Stock Exchange) for each new share certificate for the Subdivided H Shares.** Holders of H Shares are entitled to aggregate his/her Shares registered in his/her name in order to obtain new share certificates for the Subdivided H Shares in board lot(s) of 1,000 Subdivided H Shares.

If holders of H Shares are able to lodge their share certificates for the existing H Shares between 9:00 a.m. and 4:00 p.m. on 8th December, 2000, it is expected that new share certificates for the Subdivided H Shares will be available for collection during normal business hours on or after 22nd December, 2000. If holders of H Shares lodge their share certificates for the existing H Shares after 8th December, 2000, it is expected that new share certificates for the Subdivided H Shares will be available for collection on or after the 10th business day from the date of submission of existing H Share certificates to the Registrar at the above address for exchange. Unless instructed otherwise, new share certificates for the Subdivided H Shares will be issued in board lots of 1,000 Subdivided H Shares.

SPECIAL GENERAL MEETING

The notice of the Special General Meeting is set out on page 6 of this circular. At the Special General Meeting, a special resolution will be proposed for the holders of Promoters' Shares and H Shares to approve the Share Subdivision and the proposed amendments to the Articles of Association of the Company by reason of the Share Subdivision.

A proxy form for use at the Special General Meeting of the Company to be held at Unit 02, 7th Floor, Asia Pacific Centre, 8 Wyndham Street, Central, Hong Kong at 10:00 a.m. Tuesday, 28th November, 2000 is enclosed. Whether or not you intend to attend the Special General Meeting, you are requested to complete and return the proxy form to the Company's H share registrar in HKSCC Registrars Limited at 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong not less than 24 hours before the time appointed for the holding of the Special General Meeting. Completion and return of the proxy form will not preclude you from attending and voting in person at the Special General Meeting or at any adjourned meeting should you so wish.

CLASS MEETING

The notice of the Class Meeting is set out on page 9 of this circular. At the Class Meeting, a special resolution will be proposed for the holders of H Shares to approve the Share Subdivision and the proposed amendments to the Articles of Association of the Company by reason of the Share Subdivision.

A proxy form for use at the Class Meeting of the Company to be held at Unit 02, 7th Floor, Asia Pacific Centre, 8 Wyndham Street, Central, Hong Kong at 11:00 a.m. (or immediate after the

conclusion or adjournment of the Special General Meeting) on Tuesday, 28th November, 2000 is enclosed. Whether or not you intend to attend the Class Meeting, you are requested to complete and return the proxy form to the Company's H share registrar in HKSCC Registrars Limited at 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong not less than 24 hours before the time appointed for the holding of the Class Meeting. Completion and return of the proxy form will not preclude you from attending and voting in person at the Class Meeting or at any adjourned meeting should you so wish.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the GEM Listing Rules for the purposes of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

GENERAL

The English text of this circular and proxy form shall prevail over the Chinese text.

RECOMMENDATION

The Directors are of the opinion that the Share Subdivision is in the interests of the Company and the holders of Promoters' Shares and H Shares as a whole and recommend that the holders of Promoters' Shares and H Shares vote in favour of the resolutions to be proposed at the Special General Meeting and the Class Meeting respectively.

Yours faithfully,
By order of the Board
Xu Zhen Dong
Chairman

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
BEIJING BEIDA JADE BIRD UNIVERSAL SCI-TECH COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting ("the SGM") of the holders of Promoters' Shares and H Shares of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") will be held at Unit 02, 7th Floor, Asia Pacific Centre, 8 Wyndham Street, Central, Hong Kong on Tuesday, 28th November, 2000 at 10:00 a.m. for the purpose of considering and, if thought fit, passing the following special resolution:

SPECIAL RESOLUTION

"**THAT** subject to and conditional upon the Company obtaining the approvals and/or consent of the relevant PRC authorities to the proposed subdivision of Promoters' Shares and H Shares of the Company in issue and the GEM Listing Committee of The Stock Exchange of Hong Kong Limited granting the listing of, and permission to deal in, the H Shares of the Company in their subdivided form:

(a) every Promoters' Share and H Share with a nominal or face value of RMB1.00 in the share capital of the Company be and is hereby subdivided into ten Promoters' Shares and H Shares with a nominal or face value of RMB0.10 each respectively with effect from 8th December, 2000 and the registered capital of the Company shall remain unchanged. The nominal value of all shares to be issued by the Company shall be RMB0.10; and

(b) Articles 14, 17, 18 and 21 of the Articles of Association of the Company be amended as follows:

Article 14 All shares issued by the Company are shares with nominal value, the nominal value of the shares issued upon the incorporation of the Company was RMB1.00 per share. After obtaining the consent of the approving authorities authorized by the State, the nominal value of all issued shares has been changed to RMB0.10 per share.

The aforesaid RMB refers to Renminbi, the lawful currency of the People's Republic of China.
(Article 12 of the Mandatory Provisions)

Article 17 After obtaining the approvals from the approving authorities authorized by the State Council relating to the Company, the aggregate ordinary shares issued by the Company are 964,000,000 shares in which the Company has issued 700,000,000 ordinary shares to the promoters.

Dynamic Win Assets Limited has subscribed for 220,000,000 shares, representing 31.429% of the aggregate ordinary shares that can be issued upon the incorporation of the Company.

Beijing Beida Jade Bird Software System Co. has subscribed for 110,000,000 shares, representing 15.714% of the aggregate ordinary shares that can be issued upon the incorporation of the Company.

Beijing Beida Yu Huan Microelectronics System Engineering Company has subscribed for 85,000,000 shares, representing 12.143% of the aggregate ordinary shares that can be issued upon the incorporation of the Company.

Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited has subscribed for 75,000,000 shares, representing 10.714% of the aggregate ordinary shares that can be issued upon the incorporation of the Company.

Beijing Beida Jade Bird Limited has subscribed for 40,000,000 shares, representing 5.714% of the aggregate ordinary shares that can be issued upon the incorporation of the Company.

Asian Technology Investment Company Limited has subscribed for 50,000,000 shares, representing 7.142% of the aggregate ordinary shares that can be issued upon the incorporation of the Company.

Dragon Air Investments Limited has subscribed for 30,000,000 shares, representing 4.286% of the aggregate ordinary shares that can be issued upon the incorporation of the Company.

Hinet Company Limited has subscribed for 20,000,000 shares, representing 2.857% of the aggregate ordinary shares that can be issued upon the incorporation of the Company.

New View Venture Limited has subscribed for 70,000,000 shares, representing 10% of the aggregate ordinary shares that can be issued upon the incorporation of the Company.
(Article 15 of the Mandatory Provisions)

Article 18 After the incorporation of the Company, the Company has issued new share capital of 264,000,000 ordinary shares which are overseas listed foreign shares. After the issue of new share capital, the Company has a total of 964,000,000 shares in issue. Among those 964,000,000 shares, the promoters hold a total of 700,000,000 shares, representing 72.61% of the aggregate issued ordinary shares of the Company. Holders of the overseas listed foreign shares hold 264,000,000 overseas listed foreign shares, representing 27.39% of the aggregate issued ordinary shares of the Company.
(Article 16 of the Mandatory Provisions)

Article 21 The registered capital of the Company is RMB96,400,000.
(Article 19 of the Mandatory Provisions)

By order of the Board
Xu Zhen Dong
Chairman

Hong Kong, 9th October, 2000

Place of Business in Hong Kong
Unit 02, 7th Floor, Asia Pacific Centre
8 Wyndham Street
Central, Hong Kong

Notes:

1. Any holder of Promoters' Shares or H Shares entitled to attend and vote at the SGM convened by the above notice is entitled to appoint in written form one or more proxies to attend and vote at the SGM on his behalf. A proxy needs not be a holder of Promoters' Shares or H Shares of the Company.

2. A voting proxy form for the SGM is enclosed. In order to be valid, the voting proxy form together with the power of attorney or other authority, if any, under which it is signed or a notarily certified copy of the power of attorney must be delivered to the Company's H share registrar in HKSCC Registrars Limited at 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong not less than 24 hours before the time appointed for holding the SGM or any adjournment thereof.

3. Holders of Promoters' Shares or H Shares who intend to attend the SGM should complete the enclosed REPLY SLIP FOR SPECIAL GENERAL MEETING and return it to the Company's H share registrar in HKSCC Registrars Limited at 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong on or before Monday, 6th November, 2000. The reply slip may be delivered by hand, by post or by fax to the number (852) 2579-0095.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

BEIJING BEIDA JADE BIRD UNIVERSAL SCI-TECH COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

NOTICE OF CLASS MEETING

NOTICE IS HEREBY GIVEN that a class meeting (the "Class Meeting") of the holders of H Shares of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") will be held at Unit 02, 7th Floor, Asia Pacific Centre, 8 Wyndham Street, Central, Hong Kong on Tuesday, 28th November, 2000 at 11:00 a.m. (or immediate after the Special General Meeting of the holders of Promoters' Shares and H Shares at the same place and date shall have been concluded or adjourned) for the purpose of considering and, if thought fit, passing the following special resolution:

SPECIAL RESOLUTION

"**THAT** subject to and conditional upon the Company obtaining the approvals and/or consent of the relevant PRC authorities to the proposed subdivision of Promoters' Shares and H Shares of the Company in issue and the GEM Listing Committee of The Stock Exchange of Hong Kong Limited granting the listing of, and permission to deal in, the H Shares of the Company in their subdivided form:

(a) every Promoters' Share and H Share with a nominal or face value of RMB1.00 in the share capital of the Company be and is hereby subdivided into ten Promoters' Shares and H Shares with a nominal or face value of RMB0.10 each respectively with effect from 8th December, 2000 and the registered capital of the Company shall remain unchanged. The nominal value of all shares to be issued by the Company shall be RMB0.10; and

(b) Articles 14, 17, 18 and 21 of the Articles of Association of the Company be amended as follows:

Article 14 All shares issued by the Company are shares with nominal value, the nominal value of the shares issued upon the incorporation of the Company was RMB1.00 per share. After obtaining the consent of the approving authorities authorized by the State, the nominal value of all issued shares has been changed to RMB0.10 per share.

The aforesaid RMB refers to Renminbi, the lawful currency of the People's Republic of China.
(Article 12 of the Mandatory Provisions)

Article 17 After obtaining the approvals from the approving authorities authorized by the State Council relating to the Company, the aggregate ordinary shares issued by the Company are 964,000,000 shares in which the Company has issued 700,000,000 ordinary shares to the promoters.

Dynamic Win Assets Limited has subscribed for 220,000,000 shares, representing 31.429% of the aggregate ordinary shares that can be issued upon the incorporation of the Company.

Beijing Beida Jade Bird Software System Co. has subscribed for 110,000,000 shares, representing 15.714% of the aggregate ordinary shares that can be issued upon the incorporation of the Company.

Beijing Beida Yu Huan Microelectronics System Engineering Company has subscribed for 85,000,000 shares, representing 12.143% of the aggregate ordinary shares that can be issued upon the incorporation of the Company.

Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited has subscribed for 75,000,000 shares, representing 10.714% of the aggregate ordinary shares that can be issued upon the incorporation of the Company.

Beijing Beida Jade Bird Limited has subscribed for 40,000,000 shares, representing 5.714% of the aggregate ordinary shares that can be issued upon the incorporation of the Company.

Asian Technology Investment Company Limited has subscribed for 50,000,000 shares, representing 7.142% of the aggregate ordinary shares that can be issued upon the incorporation of the Company.

Dragon Air Investments Limited has subscribed for 30,000,000 shares, representing 4.286% of the aggregate ordinary shares that can be issued upon the incorporation of the Company.

Hinet Company Limited has subscribed for 20,000,000 shares, representing 2.857% of the aggregate ordinary shares that can be issued upon the incorporation of the Company.

New View Venture Limited has subscribed for 70,000,000 shares, representing 10% of the aggregate ordinary shares that can be issued upon the incorporation of the Company.
(Article 15 of the Mandatory Provisions)

Article 18 After the incorporation of the Company, the Company has issued new share capital of 264,000,000 ordinary shares which are overseas listed foreign shares. After the issue of new share capital, the Company has a total of 964,000,000 shares in issue. Among those 964,000,000 shares, the promoters hold a total of 700,000,000 shares, representing 72.61% of the aggregate issued ordinary shares of the Company. Holders of the overseas listed foreign shares hold 264,000,000 overseas listed foreign shares, representing 27.39% of the aggregate issued ordinary shares of the Company.
(Article 16 of the Mandatory Provisions)

Article 21 The registered capital of the Company is RMB96,400,000.
(Article 19 of the Mandatory Provisions)

By order of the Board
Xu Zhen Dong
Chairman

Hong Kong, 9th October, 2000

Place of Business in Hong Kong
Unit 02, 7th Floor, Asia Pacific Centre
8 Wyndham Street
Central, Hong Kong

Notes:

1. Any holder of H Shares entitled to attend and vote at the Class Meeting convened by the above notice is entitled to appoint in written form one or more proxies to attend and vote at the Class Meeting on his behalf. A proxy needs not be a holder of H Shares of the Company.

2. A voting proxy form for the Class Meeting is enclosed. In order to be valid, the voting proxy form together with the power of attorney or other authority, if any, under which it is signed or a notarily certified copy of the power of attorney must be delivered to the Company's H Share registrar in HKSCC Registrars Limited at 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong not less than 24 hours before the time appointed for holding the Class Meeting or any adjournment thereof.

3. Holders of H Shares who intend to attend the Class Meeting should complete the enclosed REPLY SLIP FOR CLASS MEETING and return it to the Company's H Share registrar in HKSCC Registrars Limited at 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong on or before Monday, 6th November, 2000. The reply slip may be delivered by hand, by post or by fax to the number (852) 2579-0095.

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已出售或轉讓名下所有**北京北大青鳥環宇科技股份有限公司**股份，應立即將本通函及隨附之代表委任表格送交買主或承讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
BEIJING BEIDA JADE BIRD UNIVERSAL SCI-TECH COMPANY LIMITED

（於中華人民共和國註冊成立之股份有限公司）

建議拆細發起人及H股
及
更改H股每手買賣單位

北京北大青鳥環宇科技股份有限公司之財務顧問

法國巴黎百富勤

日期為二零零零年十月九日之董事會函件載於本通函第1至第5頁。

北京北大青鳥環宇科技股份有限公司將分別於二零零零年十一月二十八日星期二上午十時正及上午十一時正（或緊隨本公司股東特別大會結束或休會後）假座香港中環雲咸街8號亞洲太平洋中心7樓02室舉行股東特別大會及類別股東大會，召開大會通告分別載於本通函第6頁及第9頁。本通函隨附股東特別大會及類別股東大會適用之代表委任表格。無論　閣下會否出席大會，務請　閣下盡快按照隨附之代表委任表格上所印列之指示填妥代表委任表格，並交回本公司之H股股份過戶登記處香港中央結算（證券登記）有限公司（地址為香港德輔道中199號維德廣場2樓）及無論如何必須於股東特別大會及類別股東大會指定舉行時間前二十四小時交回。填妥及交回代表委任表格後，　閣下仍可親身出席大會或其任何續會，並於會上投票。

二零零零年十月九日

聯交所創業板之特色

創業板乃為帶有高投資風險的公司提供一個上市的市場。尤其在創業板上市的公司毋須有過往盈利紀錄，亦毋須預測未來盈利。此外，在創業板上市的公司可因其新興性質及該等公司經營業務的行業或國家而帶有風險。有意投資的人士應了解投資於該等公司的潛在風險，並應經過審慎周詳的考慮後方作出投資決定。創業板的風險較高，兼具其他特色，表示創業板較適合專業及其他資深投資者。

由於創業板上市公司新興的性質所然，在創業板買賣的證券可能會較於主板買賣的證券承受較大的市場波動風險，同時無法保證在創業板買賣的證券會有高流通量的市場。

創業板所發佈的資料的主要方法為在聯交所為創業板而設的互聯網網站刊登。上市公司毋須在憲報指定報章刊登付款公佈披露資料。因此，有意投資的人士應注意彼等能瀏覽創業板網站，以便取得創業板上市發行人的最新資料。

在本通函內，除文義另有所指外，下列詞語具有以下涵義：

「董事會」	指	董事會
「中央結算系統」	指	由香港結算設立及管理之中央結算及交收系統
「類別股東大會」	指	本公司謹訂於二零零零年十一月二十八日星期二上午十一時正（或緊隨股東特別大會結束或休會後）舉行之H股類別股東大會（及其任何續會），大會通告載於本通函第9頁
「本公司」	指	北京北大青鳥環宇科技股份有限公司，於中國註冊成立之股份有限公司，其H股在聯交所上市
「條件」	指	載於董事會函件中「條件」一節所述股份拆細事項之條件
「中國證監會」	指	中國證券監督管理委員會
「董事」	指	本公司董事
「創業板」	指	聯交所創業板市場
「創業板上市委員會」	指	聯交所理事會負責創業板的上市委員會
「創業板上市規則」	指	創業板證券上市規則
「H股」	指	本公司股本中每股面值人民幣1.00元之現有已發行H股
「香港結算」	指	香港中央結算有限公司
「最後可行日期」	指	二零零零年十月四日，即本通函付印前為確定當中所載若干資料之最後可行日期
「必備條款」	指	到境外上市公司章程必需條款（不時予以修訂及補充），以載入於中國註冊成立並即將到境外上市的公司的組織章程，乃於一九九九四年八月二十七日由前中國國務院證券委員會及中國國家經濟體制改革委員會頒佈

「中國」	指	中華人民共和國
「發起人及H股」	指	發起人股及H股
「發起人股」	指	本公司股本中每股面值人民幣1.00元之現有已發行發起人股
「股份過戶登記處」	指	本公司之股份過戶登記處香港中央結算(證券登記)有限公司,地址為香港德輔道中199號維德廣場2樓
「股份拆細事項」	指	將每股已發行發起人股及H股分別拆細為10股拆細發起人股及拆細H股之建議,有關詳情載於本通函
「股東特別大會」	指	本公司謹訂於二零零零年十一月二十八日星期二上午十時正舉行之發起人股及H股之股東特別大會(及其任何續會),大會通告載於本通函第6頁
「聯交所」	指	香港聯合交易所有限公司
「拆細發起人股」	指	建議根據股份拆細事項設立之本公司股本中每股面值人民幣0.10元之發起人股
「拆細H股」	指	建議根據股份拆細事項設立之本公司股本中每股面值人民幣0.10元之H股
「拆細股份」	指	拆細發起人股及拆細H股
「港元」	指	香港幣值元
「人民幣」	指	人民幣,中國之法定貨幣

遞交股東特別大會及類別股東大會代表委任表格最後限期	二零零零年十一月二十七日星期一上午十時正
股東特別大會舉行日期	二零零零年十一月二十八日星期二上午十時正
類別股東大會舉行日期	二零零零年十一月二十八日星期二上午十一時正（或緊隨股東特別大會結束或休會後）
股份拆細事項生效日期	二零零零年十二月八日星期五
拆細H股開始買賣日期	二零零零年十二月八日星期五上午十時正
按買賣單位每手200股H股買賣現有H股之現有櫃檯暫停買賣日期	二零零零年十二月八日星期五上午十時正
按買賣單位每手2,000股拆細H股（以現有H股股票形式）買賣拆細H股之臨時櫃檯開始買賣日期	二零零零年十二月八日星期五上午十時正
將現有H股股票免費換作拆細H股新股票之首日	二零零零年十二月八日星期五上午九時正
按買賣單位每手1,000股拆細H股（以拆細H股新股票形式）買賣拆細H股之現有櫃檯重新開始買賣日期	二零零零年十二月二十二日星期五上午十時正
拆細H股（以拆細H股新股票及現有H股股票形式）並行買賣開始日期	二零零零年十二月二十二日星期五上午十時正
按買賣單位每手2,000股拆細H股（以現有H股股票形式）買賣拆細H股之臨時櫃檯截止買賣日期	二零零一年一月十二日星期五下午四時正
拆細H股（以拆細H股新股票及現有H股股票形式）並行買賣結束日期	二零零一年一月十二日星期五下午四時正
將現有H股股票免費換作拆細H股新股票之最後日期	二零零一年一月十七日星期三下午四時正

頁次

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
BEIJING BEIDA JADE BIRD UNIVERSAL SCI-TECH COMPANY LIMITED

(於中華人民共和國註冊成立之股份有限公司)

執行董事:
許振東(主席)
陳鐘(總裁)
張萬中(副總裁)
徐祗祥(副總裁)
劉越(副總裁)

非執行董事:
楊芙清
王陽元
韓汝琦
邢焕樓
魯連城

獨立非執行董事:
劉永平
南相浩

法定地址:
中國
北京
海淀路
中成大廈
1117/1119室
郵編100080

香港營業地點:
香港中環
雲咸街8號
亞洲太平洋中心7樓02室

敬啟者:

建議拆細發起人及H股
及
更改H股每手買賣單位

緒言

董事會於二零零零年九月二十五日宣佈(其中包括)股份拆細事項及更改H股每手買賣單位之建議。

本通函旨在向　閣下提供有關股份拆細事項、更改H股每手買賣單位建議及董事會推薦意見之進一步詳情。

股份拆細事項

董事會建議將每股面值人民幣1.00元之發起人股及H股分別拆細為十股每股面值人民幣0.10元之拆細發起人股及拆細H股。董事會相信，建議進行之股份拆細事項將可改善H股之

流通量及可幫助擴大本公司之投資者基礎。董事會認為，股份拆細事項符合本公司及發起人股及H股股東之整體利益。

於最後可行日期，本公司之註冊股本為人民幣96,400,000元，分為70,000,000股每股面值人民幣1.00元之發起人股及26,400,000股每股面值人民幣1.00元之H股。緊隨股份拆細事項完成後，並按已發行合共96,400,000股發起人及H股之基準計算，本公司將會根據股份拆細事項增設合共964,000,000股拆細股份。此964,000,000股拆細股份將包括700,000,000股每股面值人民幣0.10元之拆細發起人股及264,000,000股每股面值人民幣0.10元之拆細H股。拆細股份所附之權利並不會受股份拆細事項影響。

建議進行之股份拆細事項須待（其中包括）中國證監會批准後及發起人股股東及H股股東就本公司之公司章程細則中有關建議更改發起人股及H股每股面值之有關規定之建議修訂作出批准後方可作實。

H股現時之每手買賣單位為200股H股。現建議待條件達成後拆細H股之每手買賣單位將為1,000股拆細H股。

條件

股份拆細事項須待（其中包括）下列條件得以完成後方可作實:

(a) 發起人股及H股股東在本公司就建議的股份拆細事項及建議修訂本公司之公司章程細則而舉行之股東特別大會上通過一項特別決議案；

(b) H股股東在就建議的股份拆細事項及建議修訂本公司之公司組織章程細則而舉行之類別股東大會上通過一項特別決議案；

(c) 中國證監會對於建議的股份拆細事項發出批文；

(d) 中國對外貿易經濟合作部對於本公司之公司章程細則中有關規定之建議修訂的同意或在其備案；

(e) 中國財政部對於建議的股份拆細事項的同意或在其備案；

(f) 中國國家經濟貿易委員會對於建議的股份拆細事項的同意；及

(g) 創業板上市委員會批准拆細H股及任何因行使根據本公司僱員購股權計劃授出之購股權而可能發行之新拆細H股之上市及買賣。

本公司已向聯交所申請批准該等拆細H股之上市及買賣。

倘拆細H股獲准在聯交所上市及買賣，拆細H股將獲香港結算接納為合資格證券，自其於聯交所開始買賣日或香港結算所指定之其他日期起，可於中央結算系統內寄存、結算及交收。聯交所會員於任何交易日進行之交易均須於其後第二個交易日在中央結算系統內交收。所有中央結算系統之服務均須依據中央結算系統當時有效之一般規則及運作程序進行。

拆細股份之交易安排

只有H股在聯交所上市及買賣。本公司之證券概無於任何其他證券交易所上市或買賣。本公司現時沒有亦無意向任何其他證券交易所申請批准H股上市及買賣。買賣拆細H股須繳付香港印花稅。

1. 買賣

倘股份拆細事項成為無條件，預期將就買賣拆細H股建議作出如下安排:

(a) 由二零零零年十二月八日起，按每手買賣單位200股H股買賣H股之現有櫃檯將暫停買賣及按每手買賣單位2,000股拆細H股買賣拆細股份之臨時櫃檯將會設立。因此，一股H股將被視為代表10股拆細H股。現有H股股票只可於臨時櫃檯進行買賣。

(b) 自二零零零年十二月二十二日起，買賣H股之現有櫃檯將重新開放按每手買賣單位1,000股拆細H股買賣拆細H股。

(c) 於二零零零年十二月二十二日至二零零一年一月十二日(首尾兩天包括在內)期間，上述兩個櫃檯將會進行並行買賣。

(d) 由二零零一年一月十五日上午十時正起，只會按每手買賣單位1,000股拆細H股買賣拆細H股及按每手買賣單位2,000股拆細H股買賣拆細H股之臨時櫃檯將會關閉。於二零零一年一月十二日收市後，將停止以現有H股股票買賣拆細H股。

現有H股股票只適用於截至二零零一年一月十二日止期間之交易交收及結算，此後概不接受進行交易。然而，現有H股股票仍為拆細H股合法擁有權之有效憑證(基準為每一股H股代表10股拆細H股)，並可隨時換領拆細H股之新股票。有關H股股東可交還現有H股股票，以換取拆細H股新股票(將以1,000股拆細H股為每手買賣單位發出)，以便以拆細H股之新股票準確代表彼等之股權。

2. 免費換領股票

拆細H股之新股票將為綠色，有別於現有H股之藍色股票。

務請各H股股東於二零零零年十二月八日或之後盡快以現有H股股票換領拆細H股之新股票。股東只需於二零零一年一月十七日下午四時正前將現有H股股票送交本公司之H股股份過戶登記處香港中央結算（證券登記）有限公司（地址為香港德輔道中199號維德廣場2樓），即可免費換領新股票。**此後，以現有H股股票換領拆細H股之新股票須就每份拆細H股之新股票支付2.50港元（或聯交所不時准予調高之較高金額）方獲受理。**H股股東有權彙集以其名義登記之股份，以便換領拆細H股之新股票（將以1,000股拆細H股為每手買賣單位發出）。

倘H股股東於二零零零年十二月八日上午九時至下午四時內送交其現有H股股票，預期拆細H股之新股票可於二零零零年十二月二十二日之一般營業時間或之後領取。倘H股股東於二零零零年十二月八日後送交其現有H股股票，則預期拆細H股之新股票將於按上述地址交回現有H股股票予股份過戶登記處以換領新股票之日起計第10個營業日或之後可供領取。除另有指示外，拆細H股之新股票將以1,000股拆細H股為每手買賣單位發出。

股東特別大會

股東特別大會通告載於本通函第6頁。在股東特別大會上，將會提呈一項特別決議案，以讓發起人股及H股股東批准股份拆細事項及因股份拆細事項而修訂本公司之公司組織章程細則之建議。

隨函附奉本公司謹訂於二零零零年十一月二十八日星期二上午十時正假座香港中環雲咸街8號亞洲太平洋中心7樓02室舉行之股東特別大會適用之代表委任表格。無論 閣下會否出席股東特別大會，務請 閣下盡快填妥代表委任表格，並交回本公司之H股股份過戶登記處香港中央結算（證券登記）有限公司（地址為香港德輔道中199號維德廣場2樓），且無論如何必須於股東特別大會指定舉行時間二十四小時前交回。填妥及交回代表委任表格後， 閣下仍可親身出席股東特別大會或其任何續會，並於會上投票。

類別股東大會

類別股東大會通告載於本通函第9頁。在類別股東大會上，將會提呈一項特別決議案，以讓H股股東批准股份拆細事項及因股份拆細事項而修訂本公司之公司組織章程細則之建議。

隨函附奉本公司謹訂於二零零零年十一月二十八日星期二上午十一時正（或緊隨股東特別大會結束或休會後）假座香港中環雲咸街8號亞洲太平洋中心7樓02室舉行之類別股東

大會適用之代表委任表格。無論 閣下會否出席類別股東大會，務請 閣下盡快填妥代表委任表格，並交回本公司之H股股份過戶登記處香港中央結算（證券登記）有限公司（地址為香港德輔道中199號維德廣場2樓），且無論如何必須於類別股東大會指定舉行時間二十四小時前交回。填妥及交回代表委任表格後， 閣下仍可親身出席類別股東大會或其任何續會，並於會上投票。

責任聲明

本通函乃遵照創業板上市規則之規定提供有關本公司之資料。各董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所知及所信，本通函並無遺漏任何其他事實，致使其所載任何內容產生誤導。

一般事項

倘本通函及代表委任表格之中英文版本存在任何歧異，概以英文版本為準。

推薦意見

董事認為股份拆細事項符合本公司及發起人股及H股股東之整體利益，因此建議發起人股及H股股東投票贊成將分別於股東特別大會及類別股東大會上提呈之決議案。

此致

列位發起人股及H股股東 台照

承董事會命
主席
許振東

二零零零年十月九日

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
BEIJING BEIDA JADE BIRD UNIVERSAL SCI-TECH COMPANY LIMITED

（於中華人民共和國註冊成立之股份有限公司）

股東特別大會通告

茲通告北京北大青鳥環宇科技股份有限公司（「本公司」）謹定於二零零零年十一月二十八日星期二上午十時正假座香港中環雲咸街8號亞洲太平洋中心7樓02室舉行發起人股及H股之股東特別大會（「股東特別大會」），藉以考慮並酌情通過下列特別決議案：

特別決議案

「**動議**根據及待本公司取得有關中國機關就建議拆細本公司已發行發起人股及H股之批准及／或同意及香港聯合交易所有限公司創業板上市委員會批准本公司之拆細H股上市及買賣後：

(a) 自二零零零年十二月八日起分別拆細本公司股本中每股票面值或面值人民幣1.00元之發起人股及H股為10股每股票面值或面值人民幣0.10元之發起人股及H股，公司的注冊資本不發生變化。公司將來發行的所有股票的面值將是人民幣0.10元；及

(b) 修改後的公司章程第十四條、十七條、十八條和二十一條的內容如下：

第十四條　公司發行的股票，均為有面值股票，公司成立時發行的股票面值是人民幣壹元。經國家授權的審批機關同意，公司已經發行的所有股票的面值變更為每股人民幣0.10元。

前款所稱人民幣，是指中華人民共和國的法定貨幣。
（《必備條款》第十二條）

第十七條　經國務院授權的公司審批部門批准，公司發行的普通股總數為96,400萬股，其中，公司向發起人發行了70,000萬股普通股。

致勝資產有限公司認購220,000,000股，佔公司成立時可發行普通股總數的31.429%。

北京市北大青鳥軟件系統公司認購110,000,000股，佔公司成立時可發行普通股總數的15.714%。

北京市北大宇環微電子系統工程公司認購85,000,000股，佔公司成立時可發行的普通股總數的12.143%。

北京天橋北大青鳥科技股份有限公司認購75,000,000股，佔公司成立時可發行普通股總數的10.714%。

北京北大青鳥有限責任公司認購40,000,000股，佔公司成立時可發行普通股總數的5.714%。

Asian Technology Investment Company Limited 認購50,000,000股，佔公司成立時發行的普通股總數的7.142%。

龍勝投資有限公司認購30,000,000股，佔公司成立時可發行普通股總數的4.286%。

Hinet Company Limited 認購20,000,000股，佔公司成立時可發行普通股總數的2.857%。

New View Venture Limited認購70,000,000股，佔公司成立時可發行普通股總數的10%。
(《必備條款》第十五條)

第十八條　公司成立之後增資發行的普通股為26,400萬股的境外上市外資股。增資發行後，公司共發行的普通股為96,400萬股；其中：發起人共持有70,000萬股，佔公司已發行普通股總數的72.61%；境外上市外資股股東持有26,400萬股的境外上市外資股，佔公司已發行普通股總數的27.39%。
(《必備條款》第十六條)

第二十一條　公司的注冊資本是人民幣9,640萬元。
(《必備條款》第十九條)

承董事會命
主席
許振東

香港，二零零零年十月九日

香港營業地點：
香港中環
雲咸街8號
亞洲太平洋中心7 樓02室

附註：

1. 凡有權出席上述通告召開之股東特別大會並於會上投票之發起人股或H股股東均有權以書面形式委任一名或多名代表代其出席及投票。受委代表毋須為本公司發起人股或H股股東。

2. 隨函附奉股東特別大會適用之投票代表委任表格。投票代表委任表格連同經簽署之授權書或其他授權文件（如有）或經公證人簽署之授權書副本，必須於股東特別大會或其任何續會指定舉行時間二十四小時前送達本公司之H股股份過戶登記處香港中央結算（證券登記）有限公司，地址為香港德輔中199號維德廣場2樓，方為有效。

3. 有意出席股東特別大會之發起人股或H股股東必須填妥隨附之**股東特別大會回條**，並將回條於二零零零年十一月六日（星期一）或該日之前交回本公司H股股份過戶登記處香港中央結算（證券登記）有限公司（地址為香港德輔道中199 號維德廣場2樓）。回條可親身交回，亦可以郵遞或傳真方式交回，傳真號碼為(852)2579-0095。

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
BEIJING BEIDA JADE BIRD UNIVERSAL SCI-TECH COMPANY LIMITED

(於中華人民共和國註冊成立之股份有限公司)

類別股東大會通告

茲通告北京北大青鳥環宇科技股份有限公司(「本公司」)謹定於二零零零年十一月二十八日星期二上午十一時(或緊隨發起人股及H股股東在同日於同地點舉行之股東特別大會結束或休會後)假座香港中環雲咸街8號亞洲太平洋中心7樓02室舉行H股股東之類別股東大會(「類別股東大會」),藉以考慮並酌情通過下列特別決議案:

特別決議案

「**動議**根據及待本公司取得有關中國機關就建議拆細本公司已發行發起人股及H股之批准及/或同意及香港聯合交易所有限公司創業板上市委員會批准本公司之拆細H股上市及買賣後:

(a) 自二零零零年十二月八日起分別拆細本公司股本中每股票面值或面值人民幣1.00元之發起人股及H股為10股每股票面值或面值人民幣0.10元之發起人股及H股,公司的注冊資本不發生變化。公司將來發行的所有股票的面值將是人民幣0.10元;及

(b) 修改後的公司章程第十四條、十七條、十八條和二十一條的內容如下:

第十四條　公司發行的股票,均為有面值股票,公司成立時發行的股票面值是人民幣壹元。經國家授權的審批機關同意,公司已經發行的所有股票的面值變更為每股人民幣0.1元。

前款所稱人民幣,是指中華人民共和國的法定貨幣。
(《必備條款》第十二條)

第十七條　經國務院授權的公司審批部門批准,公司發行的普通股總數為96,400萬股,其中,公司向發起人發行了70,000萬股普通股。

致勝資產有限公司認購220,000,000股,佔公司成立時可發行普通股總數的31.429%。

北京市北大青鳥軟件系統公司認購110,000,000股,佔公司成立時可發行普通股總數的15.714%。

北京市北大宇環微電子系統工程公司認購85,000,000股，佔公司成立時可發行的普通股總數的12.143%。

北京天橋北大青鳥科技股份有限公司認購75,000,000股，佔公司成立時可發行普通股總數的10.714%。

北京北大青鳥有限責任公司認購40,000,000股，佔公司成立時可發行普通股總數的5.714%。

Asian Technology Investment Company Limited 認購50,000,000股，佔公司成立時發行的普通股總數的7.142%。

龍勝投資有限公司認購30,000,000股，佔公司成立時可發行普通股總數的4.286%。

Hinet Company Limited 認購20,000,000股，佔公司成立時可發行普通股總數的2.857%。

New View Venture Limited認購70,000,000股，佔公司成立時可發行普通股總數的10%。
(《必備條款》第十五條)

第十八條　公司成立之後增資發行的普通股為26,400萬股的境外上市外資股。增資發行後，公司共發行的普通股為96,400萬股；其中：發起人共持有70,000萬股，佔公司已發行普通股總數的72.61%；境外上市外資股股東持有26,400萬股的境外上市外資股，佔公司已發行普通股總數的27.39%。
(《必備條款》第十六條)

第二十一條　公司的注冊資本是人民幣9,640萬元。
(《必備條款》第十九條)

承董事會命
主席
許振東

香港，二零零零年十月九日

香港營業地點：
香港中環
雲咸街8號
亞洲太平洋中心7樓02室

附註：

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3. 有意出席類別股東大會之H股股東必須填妥隨附之**類別股東大會回條**，並將回條於二零零零年十一月六日(星期一)或該日之前交回本公司H股股份過戶登記處香港中央結算(證券登記)有限公司(地址為香港德輔道中199號維德廣場2樓)。回條可親身交回，亦可以郵遞或傳真方式交回，傳真號碼為(852)2579-0095。

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
BEIJING BEIDA JADE BIRD UNIVERSAL SCI-TECH COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

PROPOSAL FOR SUBDIVISION OF THE PROMOTERS' AND H SHARES AND CHANGE IN BOARD LOT SIZE OF H SHARES IN TRADING

On 25th September 2000, the Board proposed that each of the Promoters' Shares and H Shares be subdivided into ten Subdivided Promoters' Shares and Subdivided H Shares respectively. The Share Subdivision will become effective upon the fulfilment of the conditions set out in this announcement.

In addition, it is proposed that each board lot of H Shares of the Company will be increased from 200 H Shares to 1,000 Subdivided H Shares.

SUBDIVISION OF PROMOTERS' AND H SHARES

On 25th September 2000, the Board proposed that each of the Promoters' Shares and H Shares of RMB1.00 each be subdivided respectively into ten Subdivided Promoters' Shares and Subdivided H Shares of RMB0.10 each. The Board believes the proposed Share Subdivision will improve the liquidity of the H Shares and helps to widen its investor base. The Board is of the opinion that the Share Subdivision is in the interests of the Company and its shareholders, both holders of the Promoters' and H Shares, as a whole.

As at the date of this announcement, the registered and issued share capital of the Company is RMB96,400,000 which is divided into 70,000,000 Promoters' Shares and 26,400,000 H Shares. Immediately upon the completion of the Share Subdivision and on the basis that an aggregate of 96,400,000 Promoters' and H Shares are in issue, a total of 964,000,000 Subdivided Shares will be created pursuant to the Share Subdivision. The 964,000,000 Subdivided Shares will comprise 700,000,000 Subdivided Promoters' Shares and 264,000,000 Subdivided H Shares. The rights attaching to the Subdivided Shares will not be affected by the Share Subdivision.

The proposed Share Subdivision is subject to, among other things, approval by the CSRC and approvals by the holders of the Promoters' and H Shares to the proposed amendment to the relevant provision of the Articles of Association of the Company relating to the nominal value per Promoters' Share and H Share.

CHANGE IN BOARD LOTS SIZE

Currently, the H Shares are traded in board lots of 200 H Shares. Upon fulfillment of the conditions of the Share Subdivision, it is proposed that the Subdivided H Shares will be traded in board lots of 1,000 Subdivided H Shares.

FREE EXCHANGE OF SHARE CERTIFICATES

Holders of H Shares can exchange their existing H Share certificates for new share certificates for the Subdivided H Shares free of charge during the period from 8th December, 2000 to 17th January, 2001 (both days inclusive).

CONDITIONS OF THE SHARE SUBDIVISION

The Share Subdivision is conditional upon, among other things:

(a) the passing of a special resolution by the holders of the Promoters' and H Shares of the Company at a SGM relating to the proposed Share Subdivision and amendment to the Articles of Association of the Company;

(b) the passing of a special resolution by the holders of the H Shares of the Company at a class meeting of holders of the H Shares relating to the proposed Share Subdivision and amendment to the Articles of Association of the Company.

(c) approval issued by the CSRC regarding the proposed Share Subdivision;

(d) filing with or consent of the Ministry of Foreign Trade and Economic Cooperation of the PRC regarding the proposed amendment to the relevant provision of the Articles of Association of the Company;

(e) filing with or consent of the Ministry of Finance of the PRC regarding the proposed Share Subdivision;

(f) consent of the State Commission of Economy and Trade of the PRC regarding the proposed Share Subdivision; and

(g) the Listing Committee of the GEM granting the listing of and permission to deal in the Subdivided H Shares and any new Subdivided H Shares which may fall to be issued pursuant to the exercise of options granted under the Company's Employee Share Option Scheme.

EXPECTED TIMETABLE

The expected timetable for the Share Subdivision is as follows:

SGM circular despatched on or about	Monday, 9th October, 2000
Latest time for lodging proxy form in respect of SGM	10:00 a.m. on Monday, 27th November, 2000
SGM	10:00 a.m. on Tuesday, 28th November, 2000
Effective date of the Share Subdivision	Friday, 8th December, 2000
Trading of the Subdivided H Shares commences	10:00 a.m. on Friday, 8th December, 2000

Existing counter for trading in existing H Shares in board lots of 200 H Shares temporarily closes	10:00 a.m. on Friday, 8th December, 2000
Temporary counter for trading in the Subdivided H Shares in board lots of 2,000 Subdivided H Shares (in the form of existing H Share certificates) opens	10:00 a.m. on Friday, 8th December, 2000
First day of free exchange of existing H Share certificates for new share certificates for the Subdivided H Shares	Friday, 8th December, 2000
Existing counter for trading in the Subdivided H Shares in board lots of 1,000 Subdivided H Shares (in the form of new share certificates for the Subdivided H Shares) reopens	10:00 a.m. on Friday, 22nd December, 2000
Parallel trading in the Subdivided H Shares (in the form of new share certificates for the Subdivided H Shares and existing H Share certificates) commences	10:00 a.m. on Friday, 22nd December, 2000
Temporary counter for trading in the Subdivided H Shares in board lots of 2,000 Subdivided H Shares (in the form of existing H Share certificates) ends	4:00 p.m. on Friday, 12th January, 2001
Parallel trading in the Subdivided H Shares (in the form of new share certificates for the Subdivided H Shares and existing H Share certificates) ends	4:00 p.m. on Friday, 12th January, 2001
Last day for free exchange of existing H Share certificates for new share certificates for the Subdivided H Shares	Wednesday, 17th January, 2001

GENERAL

An application will be made to the Stock Exchange for the listing of and permission to deal in the Subdivided H Shares.

A circular containing, among other things, details of the trading arrangements in respect of the Subdivided H Shares and a notice convening the SGM will be despatched to holders of the Promoters' and H Shares of the Company on or about 9th October, 2000.

DEFINITION

"Board"	the board of Directors of the Company
"Company"	Beijing Beida Jade Bird Universal Sci-Tech Company Limited

"CSRC"	China Securities Regulatory Commission of the PRC
"Directors"	the directors of the Company
"H share(s)"	existing issued H Share(s) of RMB1.00 each in the share capital of the Company
"GEM"	The Growth Enterprise Market of the Stock Exchange
"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM
"PRC"	the People's Republic of China
"Promoters' and H Shares"	Promoters' Shares and H Shares
"Promoters' Share(s)"	existing issued promoters' share(s) of RMB1.00 each in the share capital of the Company
"SGM"	the special general meeting of the Company to be held on 28th November, 2000 to approve, among other things, the proposed Share Subdivision
"Share Subdivision"	the proposed subdivision of each of the issued Promoters' Shares and H Shares into ten Subdivided Promoters' Shares and Subdivided H Shares respectively
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subdivided H Shares(s)"	H Share(s) of RMB0.10 each in the share capital of the Company proposed to be created by the Share Subdivision
"Subdivided Promoters' Share(s)"	promoters' share(s) of RMB0.10 each in the share capital of the Company proposed to be created by the Share Subdivision
"Subdivided Shares"	Subdivided Promoters' Shares and Subdivided H Shares

By order of the Board
Beijing Beida Jade Bird Universal Sci-Tech Company Limited
Xu Zhen Dong
Chairman

Beijing, the PRC, 25th September, 2000

The announcement, for which the directors of the Company ("Directors") collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for 7 days from the date of its posting.

invitation or offer to acquire, purchase or subscribe for securities.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

On 15th August, 2000, Tai Fook Securities on behalf of the Placing Underwriters fully exercised the Over-allotment Option in respect of 2,400,000 additional new H Shares at HK$11.00 per H Share.

Unless otherwise defined herein, terms used in this announcement shall have the same meanings as those defined in the prospectus (the "Prospectus") dated 20th July, 2000 issued by Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company").

The board of Directors (the "Board") announces that the Over-allotment Option referred to in the Prospectus was exercised in full by Tai Fook Securities on behalf of the Placing Underwriters on 15th August, 2000 in respect of the 2,400,000 additional new H Shares (the "Over-allotment Shares"), solely to cover over-allocations in the Placing. The Over-allotment Shares will be issued and allotted by the Company at HK$11.00 per H Share, being the Placing Price and are expected to be issued and listed on The Stock Exchange of Hong Kong Limited on 17th August, 2000. The Over-allotment Shares represent approximately 2.55% of the existing issued share capital of the Company prior to the exercise of the Over-allotment Option and approximately 2.49% of the enlarged issued share capital of the Company after the exercise of the Over-allotment Option.The

issued share capital of the Company prior to and after the issue of the Over-allotment Shares is as follows:

Prior to the exercise of Over-allotment Option:

Shareholder	No. of Shares	Shareholding Percentage *
Jade Bird Software	11,000,000	11.70%
Yu Huan	8,500,000	9.04%
Beijing Tianqiao	7,500,000	7.98%
Jade Bird	4,000,000	4.26%
Dynamic Win	22,000,000	23.40%
New View Venture Limited	7,000,000	7.45%
Asian Technology Investment Company Limited	5,000,000	5.32%
Dragon Air Investments Limited	3,000,000	3.19%
Hinet Company Limited	2,000,000	2.13%
Public	24,000,000	25.53%
	94,000,000	100.00%

Immediately after the exercise of Over-allotment Option:

Shareholder	No. of Shares	Shareholding Percentage *
Jade Bird Software	11,000,000	11.41%
Yu Huan	8,500,000	8.82%
Beijing Tianqiao	7,500,000	7.78%
Jade Bird	4,000,000	4.15%
Dynamic Win	22,000,000	22.82%
New View Venture Limited	7,000,000	7.26%
Asian Technology Investment Company Limited	5,000,000	5.19%
Dragon Air Investments Limited	3,000,000	3.11%
Hinet Company Limited	2,000,000	2.07%
Public	26,400,000	27.39%
	96,400,000	100.00%

* *Shareholding percentage is rounded to the nearest two decimal places.*

As stated in the Prospectus, the net proceeds of approximately HK$24 million from the issue of the Over-allotment Shares will be used for additional general working capital.

By order of the Board
Beijing Beida Jade Bird Universal Sci-Tech Company Limited
Xu Zhen Dong
Chairman

Hong Kong, 15th August, 2000

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with The Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the Company. The directors of the Company, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief (i) the information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for 7 days from the date of its posting.

02 [illegible] -5 [illegible]

Quarterly Results announcement form

Name of listed company : Beijing Bedia Jade Bird Universal Sci-Tech Company Limit

Stock code : 8095

Year end date : 31/Dec/2000

Important Note :

This result announcement form only contains extracted information from and should be read in conjunction with the detailed results announcement of the issuer, which can be viewed on the GEM website at http://www.hkgem.com

		(Unaudited)	(Unaudited)
		Current Period from 01 January 2000 to 30 June 2000	Last Corresponding Period from 01 January 1999 to 30 June 1999
		RMB	RMB
Turnover			
- Continuing	:	15,665,741	1,700,064
- Discontinued	:	0	0
Operating Profit/(Loss)			
- Continuing	:	9,382,798	-3,019,805
- Discontinued	:	0	0
Total Operating Profit/(Loss)	:	9,382,798	-3,019,805
Share of Profit/(Loss) of Associated Companies	:	0	0
Share of Profit/(Loss) of Jointly Controlled Entites		0	0
Profit/(Loss) after Taxation & MI	:	9,382,798	-3,019,805
% Change Over the Last Period	:	N/A %	
EPS / (LPS) - Basic	:	RMB0.134	RMB(0.043)
- Diluted	:	N/A	N/A
Extraordinary (ETD) Gain/(Loss)	:	0	0
Profit (Loss) after ETD Items	:	9,382,798	-3,019,805
2nd Q Dividend per Share	:	0	0
(specify if with other options)	:	N/A	N/A
B/C Dates for 2nd Q Dividend	:	N/A to	N/A bdi.
Payable Date	:	N/A	
B/C Dates for AGM/SGM	:	N/A to	N/A bdi.
Other Distribution for Current Period	:	N/A	
B/C Dates for Other Distribution	:	N/A to	N/A bdi.

* Please delete as appropriate

(bdi: both days inclusive)

Remarks :

For and on behalf of
Beijing Beida Jade Bird Universal Sci-Tech Co., Ltd.

Signature :
Name : Calvinna Yang
Title : Company Secretary

Responsibility statement

The directors of the Company (the "Directors") as at the date hereof hereby collectively and individually accept full responsibility for the accuracy of the information contained in this results announcement form (the "Information") and confirm, having made all reasonable inquiries, that to the best of their knowledge and belief the Information are accurate and complete in all material respects and not misleading and that there are no other matters the omission of which would make the Information herein inaccurate or misleading.The Directors acknowledge that the Stock Exchange has no responsibility whatsoever with regard to the Information and undertake to indemnify the Exchange against all liability incurred and all losses suffered by the Exchange in connection with or relating to the Information.

1. Reorganization and basis of presentation

The Company was incorporated in the People' s Republic of China on March 29, 2000 as a joint stock limited company with limited liability under the PRC Company Law. In preparation for a listing of the Company' s H shares on GEM, a "Reorganization" as set out in the Company' s Prospectus dated 20 July 2000 was completed on April 17, 2000. The Company was listed on GEM on 27 July 2000.

Prior to the formation of the Company, the business and operations of embedded system products now undertaken by the Company were conducted by the Predecessor Entities, namely Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited ("Beijing Tianqiao"), Beijing Beida Jade Bird Limited ("Jade Bird"), Beijing Beida Yu Huan Microelectronics System Engineering Company ("Yu Huan") and Beijing Beida Jade Bird Company Limited Electric Instrument Branch ("the Factory") All such business were transferred to the Company pursuant to the Reorganization. Since the transfer was among entities under common control, the transactions have been accounted for similar to a pooling of interests.

The unaudited results of the Company include the unaudited combined results of operations of the Predecessor Entities now comprising the Company as if the Reorganization had been completed as at the beginning of and the business activities had been conducted by the Company throughout the period presented.

The principal accounting policies adopted in preparing the unaudited results conform to accounting principles generally accepted in Hong Kong. Significant inter-company transactions and balances among the Predecessor Entities have been eliminated on combination.

2. Revenues

Revenues include sales of embedded system products, mainly the GPS application system, network security products, ASIC, smart card application system and wireless fire alarm system after deducting the applicable sales taxes.

3. Earnings per share

The calculation of the basic earnings per share for the six months ended 30 June 2000 is based on the unaudited net profit/loss attributable to shareholders of RMB9,382,798 (1999 - net loss of RMB3,019,805) and the 70,000,000 shares (1999 : 70,000,000 shares) issued. As a result of the Reorganization in April 2000 as if those shares had been in issue since 1 January 1, 1999.

4. Interim dividend

The Directors do not recommend the payment of an interim dividend for the period (1999: Nil)

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

INTERIM RESULTS ANNOUNCEMENT
For the six months ended 30 June 2000

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM. The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

The Stock Exchange takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company (the "Directors") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

INTERIM RESULTS ANNOUNCEMENT
For the six months ended 30 June 2000

Highlights

- Accomplished a net profit of RMB9,382,798
- Achieved a turnover of RMB15,665,741, representing an approximately 8.2 times increase in turnover as compared with the turnover for the corresponding period last year
- Earnings per share is RMB0.134
- Successful entry to GEM as a publicly listed companies

INTERIM RESULTS

The board of Directors (the "Board") of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") is pleased to announce the unaudited results of the Company for the six months ended 30 June 2000.

The unaudited turnover of the Company for the six months ended 30 June 2000 was amounting to RMB15,665,741, representing an increase of RMB13,965,677 or a growth of 821% as compared to the half-year results of 1999.

The unaudited net profit of the Company was amounting to RMB9,382,798 resulting from the growth in turnover. The net profit margin for the six months ended 30 June 2000 represented a substantial improvement in the operating results as compared to the unaudited results for the six months ended 30 June 1999.

The unaudited results of the Company for the six months ended 30 June 2000 together with the unaudited comparative figures for the corresponding period in 1999 are as follows :

	Note	Six months ended 30 June 1999 RMB	Six months ended 30 June 2000 RMB	Six months ended 30 June 2000 *HK$
REVENUES	2	1,700,064	15,665,741	14,745,615
COST OF REVENUES		(1,218,412)	(1,428,915)	(1,344,988)
Gross Margin		481,652	14,236,826	13,400,627
OPERATING EXPENSES				
Research and development		(1,857,641)	(2,784,243)	(2,620,711)
Selling, general and administrative		(1,465,200)	(1,993,228)	(1,876,156)
Total operating expenses		(3,322,841)	(4,777,471)	(4,496,867)
(Loss) Profit from operations		(2,841,189)	9,459,355	8,903,760
OTHER LOSS, NET		(178,616)	(76,557)	(72,060)
(LOSS) PROFIT BEFORE TAXATION		(3,019,805)	9,382,798	8,831,700
TAXATION	3	-	-	-
NET (LOSS) PROFIT ATTRIBUTIBLE TO SHAREHOLERS		(3,019,805)	9,382,798	8,831,700
(LOSS) EARNINGS PER SHARE - BASIC	4	(0.043)	0.134	0.126

* *Translation of amounts from RMB into Hong Kong dollars ("HK$") for the convenience of the reader has been made at the rate quoted by the People's Bank of China on 30 June 2000 of HK$1.00 = RMB1.0624.*

1. Reorganization and basis of presentation

The Company was incorporated in the People's Republic of China ("the "PRC") on March 29, 2000 as a joint stock limited company with limited liability under the PRC Company Law. In preparation for a listing of the Company's H shares on GEM, a "Reorganization" as set out in the Company's Prospectus dated 20 July 2000 was completed on April 17, 2000. The Company was listed on GEM on 27 July 2000.

Prior to the formation of the Company, the business and operations of embedded system products now undertaken by the Company were conducted by the Predecessor Entities, namely Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited ("Beijing Tianqiao"), Beijing Beida Jade Bird Limited ("Jade Bird"), Beijing Beida Yu Huan Microelectronics System Engineering Company ("Yu Huan") and Beijing Beida Jade Bird Company Limited Electric Instrument Branch ("the Factory"). All such businesses were transferred to the Company pursuant to the Reorganization. Since the transfer was among entities under common control, the transactions have been accounted for similar to a pooling of interests.

The unaudited results of the Company include the unaudited combined results of operations of the Predecessor Entities now comprising the Company as if the Reorganization had been completed as at the beginning of and the business activities had been conducted by the Company throughout the period presented.

The principal accounting policies adopted in preparing the unaudited results conform to accounting principles generally accepted in Hong Kong. Significant inter-company transactions and balances among the Predecessor Entities have been eliminated on combination.

2. Revenues

Revenues include sales of embedded system products, mainly the GPS application system, network security products, ASIC, smart card application system and wireless fire alarm system after deducting the applicable sales taxes.

3. Taxation

Enterprise income tax

No provision for PRC enterprise income tax ("EIT") is provided as the Company is currently under the tax holiday period. The Company, being located in the New Technology Industrial Development Experimental Zone ("NTIDEZ") in Beijing and registered as a new and High Technology Enterprise, is entitled to a reduced EIT rate of 15% and a tax holiday of three years full exemption from EIT starting from the first operating year, followed by a 50% reduction from the fourth to sixth year.

No provision for Hong Kong profits tax was made as the Company had no assessable profits for the six months ended 30 June 2000. (1999 : Nil)

As at 30 June 2000, there were no significant timing differences between profit as computed for taxation purposes and profit as stated in the financial statements, which would result in deferred taxation.

Value-added tax ("VAT")

Under the "Provisional Regulations of the People's Republic of China on Value-added Tax", the Company is subject to output VAT levied at the rate of 17% on the sales or transfer of tangible goods in the PRC, provision of processing, repairs and replacement services. Input VAT paid on purchases can be used to offset the output VAT levied on operating revenue to determine the net VAT payable.

Business tax ("BT")

The Company is subject to BT on the provision of maintenance, support and training services in the PRC. The BT rate is 5% on gross revenues.

4. Earnings per share

The calculation of the basic earnings per share for the six months ended 30 June 2000 is based on the unaudited net profit attributable to shareholders of RMB9,382,798 (1999 – net loss of RMB3,019,805) and the 70,000,000 shares (1999 : 70,000,000 shares) issued, as a result of the Reorganization in April 2000, as if those shares had been in issue since 1 January 1999.

INTERIM DIVIDEND

The Directors do not recommend the payment of an interim dividend for the period. (1999: Nil)

BUSINESS REVIEW

Introduction

The Company has achieved a tremendous growth in the operating results for the first half of this financial year. For the six months ended June 30, 2000, the Company has accomplished a revenue of RMB15,665,741 and a net profit margin of RMB9,382,798. This represents a growth of 8.2 times in total revenue as compared to the same period in prior year. The embedded system technology of the Company continues to be the key for this successful growth. Due to the optimal performance of the Company's application software and integrated circuits technology, the Company is in a leading position in the domestic market. Meanwhile, the accomplishment of the Reorganization of the businesses of Predecessor Entities enhanced the Company's ability in management and marketability. Therefore, the Company's financial conditions changed favorably and the revenue as well as the net profit also increased substantially.

Marketing

The Company has actively engaged in the recommendation of the emerging technical products and technology to its potential clients, and the promotion of the application of new technical products. In April this year, the Company had attended the Banking and Financial Electronic Modernization Forum in Beijing hosted by the People's Bank of China. In May this year, the Company had participated in the PRC Government Network Security High Level Discussion held in Beijing. In June this year, the Company had joined the advanced discussion on the Government Information Web organized by the Secretary Bureau of the State Council in Kunming. The Company had also participated in or organized information security technology discussion with several institutions such as Information Industry Ministry, the Government Information Centre of Beijing and the department of Ministry of Public Security of Hubei Province, etc. The above-mentioned activities have attributed to these ministries, commissions and institutions a better understanding of the latest technologies, and also enhanced the Company's image as a technological leader in the information security field. The Company firmly believes that with the potential clients' better understanding of the new technology, the PRC information security market would embrace drastic growth and thus bring favorable rewards to the Company.

In May this year, the Company had taken part in the International Social Public Security Products Exhibition in Shenyang, International Week of Beijing High and New Technology Industry. In June this year, the Company had joined the Software Exhibition in Beijing, and had organized road shows of products in Beijing, Shanghai, Guangzhou and other cities. The Company was also alert to promote the corporate image in various media so as to create an affirmative market image for the listing on GEM and also selectively advertise the Company's products in some professional newspapers and magazines. These exhibitions and advertising activities have contributed to the clients' better understanding of the Company and its products. In this way the Company's new technical products would be promoted to the market and hence the clients instantly.

The Company intends to establish representative offices in major cities in the PRC. The Company has presently established a branch in Shenzhen and has commenced the preparatory work for establishment of a representative office in Shanghai. Apart from the close cooperation with Jade Bird, the Company has concluded certain products sales agent agreements with renowned corporations in the United States of America and Germany on cooperation in the network information security technology and products. Formal cooperation activities are expected to commence in the coming half year. Establishment of these representative offices and channels has enhanced the Company's market coverage and improved the marketing ability.

Product Development

The Company continues to enlarge the development force in the embedded system technology. In the first half of 2000, the Company has initiated the design of the Instruction Processing Module of the embedded system chips. By now, the design of the system architecture and circuits has been completed, and the module design would also be accomplished soon.

The Company has designed and developed the network security firewall products ratified by the Ministry of Public Security with sales license and would continue to modify the network security products. The e-mail filter software developed by the Company has been put into trial application by the department of Ministry of Public Security of Jiangsu province. Release of the above-mentioned emerging products would enhance the production lines in information security and would provide a total solution schemes to the potential clients.

The Company has completed the investigation and survey on the development of the technology basis of the second-generation security IC, and has presented the survey report to the State Cryptography Control Office for reference.

The Company has developed and further modified the Campus Financial IC Card application system. The system popularizes and facilitates the application of IC card by not only providing the campus card with various management functions within the campus, but also the payment functions similar to financial cards.

Ratification and Approval

The Company's network security firewall products have received the security products sales license by the Ministry of Public Security.

Production and Sales

The Company has achieved the manufacturing plan of Security IC during the first half of this year, and has maintained good relationship with the major consumers such as Fujian New Land Computer Company Limited and Founder Order Computer System Company Limited.

The Company has been finalizing the construction project of the GPS application system of Sichuan Tianmu Monitored Security System Company Limited, and actively expanding the market in Henan, Nemenggu and other major cities in the PRC. Major breakthrough is expected to achieve in some major cities in the coming half year.

The Company has been achieving the "IC Card in One" development in the Campus financial IC Card Project in several universities. Succeeding the good relation between Jade Bird and certain governmental units, the Company has participated in several information system construction projects launched by the government. The Company has launched the "IC Card in One" project for the Information Industry Ministry, the State Planning Commission, the State Scientific and Technological Committee, thePropaganda Department of the Central Committee of the PRC and other governmental units. The Company has also entered into contract with the local government of Haikou, Hainan Province, the PRC for provision of networking wireless fire alarm system .

The above-mentioned cases signify the potential and compatibility of the Company's total solution scheme in the PRC and. bring along the overall increase in revenue of the Company.

FUTURE PROSPECTS

In the first half of 2000, the Company has achieved substantial growth in the operating results. It is expected that, the Company's investment in the technology and product development as well as aggressive marketing activities would contribute significantly certainly bring huge benefits to the Company's long-term benefit .

Meanwhile, the Company's successful debut on GEM provided the Company with solid financial support, accelerating its growth and enhancing its market leadership.

The PRC government has recently formulated and approved the preferential policy to encourage the development of software and integrated circuits industries. As the Company focuses mainly on the development of software and integrated circuits for embedded system, the Company would undoubtedly enjoy the powerful support from the PRC government and result in a rapid development of the Company.

The Company will continue to enlarge the investment in research and development, an example of which is to introduce a number of advanced equipment from abroad for the development and testing of the embedded system.

As a hi-tech Company with solid foundation, the Company is capable of achieving outstanding achievements in the rapidly growing and constantly changing PRC market.

DIRECTORS' AND SUPERVISORS' INTERESTS IN SHARES

As at 27 July 2000 (the dealing commencement date of the Company's H shares on GEM), except for those shares held through Heng Huat Investments Limited ("Heng Huat") as set out below, none of the Directors and the supervisors of the Company (the "Supervisors") or their associates had any personal, family, corporate or other interests in the shares of the Company or associated corporations, if any, pursuant to section 29 of the SDI Ordinance.

Heng Huat

Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue, all executive Directors of the Company, are trustees holding 60, 20 and 20 shares out of 100 shares in the issued share capital of Heng Huat. Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue are also directors of Heng Huat.

By a Declaration of Trust made as a deed on 19 July 2000, Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue declared that they held the shares of Heng Huat as trustees for the benefits of 477 employees of the Jade Bird Group and the Company. Heng Huat and Gamerian Limited are the two shareholders beneficially entitled to approximately 93.37% and approximately 6.63% respectively in the issued share capital of Dynamic Win Assets Limited ("Dynamic Win").

The beneficial interests of the Directors and Supervisors in the share capital of the Company are deemed as follows:

Director/Supervisor	Type of interests	Number of Shares	Percentage of deemed beneficial interest in the Company's share capital
Mr. Xu Zhen Dong	Other	7,687,414	8.178%
Mr. Zhang Wan Zhang	Other	2,173,224	2.312%
Ms. Liu Yue	Other	2,173,224	2.312%
Mr. Xu Zhi Xiang	Other	808,650	0.860%
Mr. Chen Zhong	Other	808,650	0.860%
Prof. Yang Fu Qing	Other	1,212,975	1.290%
Prof. Wang Yang Yuan	Other	1,212,975	1.290%
Mr. Zhang Yong Li*	Other	404,325	0.430%
Mr. Li Chun*	Other	33,668	0.036%
Mr. Fan Yi Min*	Other	15,160	0.016%

* *Supervisors*

DIRECTORS' AND SUPERVISORS' RIGHTS TO ACQUIRE H SHARES

As at 27 July 2000, none of the Directors or the Supervisors had any rights to acquire H shares in the Company.

SUBSTANTIAL SHAREHOLDERS

As at 27 July 2000, the only persons directly or indirectly entitled to exercise or control the exercise of 10% or more of the voting power at general meetings of the Company, or otherwise interested in 10% or more of the issued share capital of the Company were as follows:

Shareholder	Number of Promoters Shares	Approximate effective interests in the Company
Peking University (Note 1)	22,134,535	23.55%
Beijing Beida Jade Bird Software System Company ("Jade Bird Software") (Note 2)	13,634,535	14.51%
Dynamic Win (Note 3)	22,000,000	23.40%
Heng Huat (Note 3)	20,541,400	21.85%

Notes :

(1) Peking University, through Jade Bird Software, Jade Bird, Yu Huan and Beijing Tianqiao, has effective interests in the Company comprising :

(a) 8,500,000 shares (representing approximately 9.04% of the Company's issued share capital) held by Yu Huan, which is beneficially wholly-owned by Peking University;

(b) 11,000,000 shares (representing approximately 11.70% of the Company's issued share capital) held by Jade Bird Software, which is beneficially wholly-owned by Peking University;

(c) 1,840,000 shares (representing approximately 1.96% of the Company's issued share capital) held through Jade Bird, which is approximately 46% owned by Peking University;

(d) 794,535 shares (representing approximately 0.85% of the Company's issued share capital) held through Beijing Tianqiao, which is approximately 10.60% owned by Peking University.

(2) The interests of Jade Bird Software comprises :

(a) 11,000,000 shares (representing approximately 11.70% of the Company's issued share capital) held by Jade Bird Software;

(b) 1,840,000 shares (representing approximately 1.96% of the Company's issued share capital) held through Jade Bird, which is approximately 46% owned by Jade Bird Software;

(c) 794,535 shares (representing approximately 0.85% of the Company's issued share capital) held through Beijing Tianqiao, which is approximately 10.60% owned by Jade Bird Software.

(3) Dynamic Win is a limited liability company incorporated in Hong Kong under the Companies Ordinance, the shareholding of which is held as to approximately 6.63% by Gamerian Limited and approximately 93.37% by Heng Huat. Gamerian Limited is a wholly owned subsidiary of New World CyberBase Limited, which is a company whose shares are listed on the Main Board of the Stock Exchange. Heng Huat is a company incorporated in the British Virgin Island, the entire issued share capital of which is held by three of the executive directors of the Company as trustees for the benefits of the qualified employees of the Jade Bird Group and the Company.

SPONSOR'S INTEREST

As at 30 June 2000, the Company's sponsor, Tai Fook Capital Limited ("Tai Fook"), its directors, employees or associates, did not have any interest in the securities of the Company, or any right to subscribe for or to nominate persons to subscribe for the securities of the Company.

Pursuant to the agreement dated 19 July 2000 between the Company and Tai Fook, Tai Fook has received a fee for acting as the Company's retained sponsor for the period from 27 July 2000 to 31 December 2002.

COMPETING INTERESTS

None of the Directors or the management shareholders of the Company (as defined in the GEM Listing Rules) had an interest in a business which competes or may compete with the business of the Company.

YEAR 2000 COMPLIANCE

Year 2000 has already begun and the Company so far has not experienced any technical failure caused by possible Year 2000 problem and all its computer-related operations remain intact. After the commencement of the year 2000, the Company remains alert to any possible Year 2000 failures and the Company's computer system is closely monitored so that any Year 2000 problems will receive immediate response thereby ensuring the steadiness and safety of the Company's computer system.

AUDIT COMMITTEE

The Company established an audit committee on July 5, 2000 with terms of reference in compliance with Rules 5.23, 5.24 and 5.25 of the GEM Listing Rules. The primary duties of the Audit Committee are to review the financial reporting process and internal control system of the Company. The Audit Committee has two members namely, the two independent non-executive Directors, Ms. Liu Yong Ping and Prof. Nan Xiang Hao.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S H SHARES

For the six months ended 30 June 2000, the Company did not purchase, sell or redeem any of the Company's H shares.

By order of the Board
Xu Zhen Dong
Chairman

14 August 2000

This announcement will remain on the GEM website on the "Latest Company Announcements" page for 7 days from the date of its posting.

INTERIM RESULTS REPORT

For the six months ended 30 June 2000

JBU
青鸟环宇
JADE BIRD UNIVERSAL

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

Rooms 1117 and 1119,
Zhongcheng Building,
No. 19-1 Haidian Road,
Haidian District,
Beijing,
The PRC

TEL: (86)10 62758441
FAX: (86)10 62758434

Rooms 1715-1717 on the
17th Level, Block A,
Corporate Square,
No. 35 Financial Street,
Xi Cheng District,
Beijing,
The PRC

Unit 02 on the 7th Floor,
Asia Pacific Centre,
No. 8 Wyndham Street,
Central,
Hong Kong

TEL: (852) 25211668
FAX: (852) 25211669

URL: http://www.China-jbu.com

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

INTERIM RESULTS

For the six months ended 30 June 2000

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM. The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

This announcement, for which the directors of the Company (the "Directors") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

INTERIM RESULTS

For the six months ended 30 June 2000

Highlights

* Accomplished a net profit of RMB9,382,798
* Achieved a turnover of RMB15,665,741, representing an approximately 8.2 times increase in turnover as compared with the turnover for the corresponding period last year
* Earnings per share is RMB0.134
* Successful entry to GEM as a publicly listed companies

INTERIM RESULTS

The board of Directors (the "Board") of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") is pleased to announce the unaudited results of the Company for the six months ended 30 June 2000.

The unaudited turnover of the Company for the six months ended 30 June 2000 was amounting to RMB15,665,741, representing an increase of RMB13,965,677 or a growth of 821% as compared to the half-year results of 1999.

The unaudited net profit of the Company was amounting to RMB9,382,798 resulting from the growth in turnover. The net profit margin for the six months ended 30 June 2000 represented a substantial improvement in the operating results as compared to the unaudited results for the six months ended 30 June 1999.

The unaudited results of the Company for the six months ended 30 June 2000 together with the unaudited comparative figures for the corresponding period in 1999 are as follows :

	Note	Six months ended 30 June 1999 RMB	Six months ended 30 June 2000 RMB	Six months ended 30 June 2000 *HK$
REVENUES	2	1,700,064	15,665,741	14,745,615
COST OF REVENUES		(1,218,412)	(1,428,915)	(1,344,988)
Gross Margin		481,652	14,236,826	13,400,627
OPERATING EXPENSES				
Research and development		(1,857,641)	(2,784,243)	(2,620,711)
Selling, general and administrative		(1,465,200)	(1,993,228)	(1,876,156)
Total operating expenses		(3,322,841)	(4,777,471)	(4,496,867)
(Loss) Profit from operations		(2,841,189)	9,459,355	8,903,760
OTHER LOSS, NET		(178,616)	(76,557)	(72,060)
(LOSS) PROFIT BEFORE TAXATION		(3,019,805)	9,382,798	8,831,700
TAXATION	3			
NET (LOSS) PROFIT ATTRIBUTIBLE TO SHAREHOLERS		(3,019,805)	9,382,798	8,831,700
(LOSS) EARNINGS PER SHARE - BASIC	4	(0.043)	0.134	0.126

* Translation of amounts from RMB into Hong Kong dollars ("HK$") for the convenience of the reader has been made at the rate quoted by the People's Bank of China on 30 June 2000 of HK$1.00 = RMB1.0624.

1. Reorganization and basis of presentation

The Company was incorporated in the People's Republic of China ("the "PRC") on March 29, 2000 as a joint stock company with limited liability under the PRC Company Law. In preparation for a listing of the Company's H shares on GEM, a "Reorganization" as set out in the Company's Prospectus dated 20 July 2000 was completed on April 17, 2000. The Company was listed on GEM on 27 July 2000.

Prior to the formation of the Company, the business and operations of embedded system products now undertaken by the Company were conducted by the Predecessor Entities, namely Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited ("Beijing Tianqiao"), Beijing Beida Jade Bird Limited ("Jade Bird"), Beijing Beida Yu Huan Microelectronics System Engineering Company ("Yu Huan") and Beijing Beida Jade Bird Company Limited Electric Instrument Branch ("the Factory"). All such businesses were transferred to the Company pursuant to the Reorganization. Since the transfer was among entities under common control, the transactions have been accounted for similar to a pooling of interests.

The unaudited results of the Company include the unaudited combined results of operations of the Predecessor Entities now comprising the Company as if the Reorganization had been completed as at the beginning of and the business activities had been conducted by the Company throughout the period presented.

The principal accounting policies adopted in preparing the unaudited results conform to accounting principles generally accepted in Hong Kong. Significant inter-company transactions and balances among the Predecessor Entities have been eliminated on combination.

2. Revenues

Revenues include sales of embedded system products, mainly the GPS application system, network security products, ASIC, smart card application system and wireless fire alarm system after deducting the applicable sales taxes.

3. Taxation

Enterprise income tax

No provision for PRC enterprise income tax ("EIT") is provided as the Company is currently under the tax holiday period. The Company, being located in the New Technology Industrial Development Experimental Zone ("NTIDEZ") in Beijing and registered as a new and High Technology Enterprise, is entitled to a reduced EIT rate of 15% and a tax holiday of three years full exemption from EIT starting from the first operating year, followed by a 50% reduction from the fourth to sixth year.

No provision for Hong Kong profits tax was made as the Company had no assessable profits for the six months ended 30 June 2000. (1999 : Nil)

As at 30 June 2000, there were no significant timing differences between profit as computed for taxation purposes and profit as stated in the financial statements, which would result in deferred taxation.

Value-added tax ("VAT")

Under the "Provisional Regulations of the People's Republic of China on Value-added Tax", the Company is subject to output VAT levied at the rate of 17% on the sales or transfer of tangible goods in the PRC, provision of processing, repairs and replacement services. Input VAT paid on purchases can be used to offset the output VAT levied on operating revenue to determine the net VAT payable.

Business tax ("BT")

The Company is subject to BT on the provision of maintenance, support and training services in the PRC. The BT rate is 5% on gross revenues.

4. Earnings per share

The calculation of the basic earnings per share for the six months ended 30 June 2000 is based on the unaudited net profit attributable to shareholders of RMB9,382,798 (1999 - net loss of RMB3,019,805) and the 70,000,000 shares (1999 : 70,000,000 shares) issued, as a result of the Reorganization in April 2000, as if those shares had been in issue since 1 January 1999.

INTERIM DIVIDEND

The Directors do not recommend the payment of an interim dividend for the period. (1999: Nil)

BUSINESS REVIEW

Introduction

The Company has achieved a tremendous growth in the operating results for the first half of this financial year. For the six months ended June 30, 2000, the Company has accomplished a revenue of RMB15,665,741 and a net profit margin of RMB9,382,798. This represents a growth of 8.2 times in total revenue as compared to the same period in prior year. The embedded system technology of the Company continues to be the key for this successful growth. Due to the optimal performance of the Company's application software and integrated circuits technology, the Company is in a leading position in the domestic market. Meanwhile, the accomplishment of the Reorganization of the businesses of Predecessor Entities enhanced the Company's ability in management and marketability. Therefore, the Company's financial conditions changed favorably and the revenue as well as the net profit also increased substantially.

Marketing

The Company has actively engaged in the recommendation of the emerging technical products and technology to its potential clients, and the promotion of the application of new technical products. In April this year, the Company had attended the Banking and Financial Electronic Modernization Forum in Beijing hosted by the People's Bank of China. In May this year, the Company had participated in the PRC Government Network Security High Level Discussion held in Beijing. In June this year, the Company had joined the advanced discussion on the Government Information Web organized by the Secretary Bureau of the State Council in Kunming. The Company had also participated in or organized information security technology discussion with several institutions such as Information Industry Ministry, the Government Information Centre of Beijing and the department of Ministry of Public Security of Hubei Province, etc. The above-mentioned activities have attributed to these ministries, commissions and institutions a better understanding of the latest technologies, and also enhanced the Company's image as a technological leader in the information security field. The Company firmly believes that with the potential clients' better understanding of the new technology, the PRC information security market would embrace drastic growth and thus bring favorable rewards to the Company.

In May this year, the Company had taken part in the International Social Public Security Products Exhibition in Shenyang, International Week of Beijing High and New Technology Industry. In June this year, the Company had joined the Software Exhibition in Beijing, and had organized road shows of products in Beijing, Shanghai, Guangzhou and other cities. The Company was also alert to promote the corporate image in various media so as to create an affirmative market image for the listing on GEM and also selectively advertise the Company's products in some professional newspapers and magazines. These exhibitions and advertising activities have contributed to the clients' better understanding of the Company and its products. In this way the Company's new technical products would be promoted to the market and hence the clients instantly.

The Company intends to establish representative offices in major cities in the PRC. The Company has presently established a branch in Shenzhen and has commenced the preparatory work for establishment of a representative office in Shanghai. Apart from the close cooperation with Jade Bird, the Company has concluded certain products sales agent agreements with renowned corporations in the United States of America and Germany on cooperation in the network information security technology and products. Formal cooperation activities are expected to commence in the coming half year. Establishment of these representative offices and channels has enhanced the Company's market coverage and improved the marketing ability.

Product Development

The Company continues to enlarge the development force in the embedded system technology. In the first half of 2000, the Company has initiated the design of the Instruction Processing Module of the embedded system chips. By now, the design of the system architecture and circuits has been completed, and the module design would also be accomplished soon.

The Company has designed and developed the network security firewall products ratified by the Ministry of Public Security with sales license and would continue to modify the network security products. The e-mail filter software developed by the Company has been put into trial application by the department of Ministry of Public Security of Jiangsu province. Release of the above-mentioned emerging products would enhance the production lines in information security and would provide a total solution schemes to the potential clients.

The Company has completed the investigation and survey on the development of the technology basis of the second-generation security IC, and has presented the survey report to the State Cryptography Control Office for reference.

The Company has developed and further modified the Campus Financial IC Card application system. The system popularizes and facilitates the application of IC card by not only providing the campus card with various management functions within the campus, but also the payment functions similar to financial cards.

Ratification and Approval

The Company's network security firewall products have received the security products sales license by the Ministry of Public Security.

Production and Sales

The Company has achieved the manufacturing plan of Security IC during the first half of this year, and has maintained good relationship with the major consumers such as Fujian New Land Computer Company Limited and Founder Order Computer System Company Limited.

The Company has been finalizing the construction project of the GPS application system of Sichuan Tianmu Monitored Security System Company Limited, and actively expanding the market in Henan, Nemenggu and other major cities in the PRC. Major breakthrough is expected to achieve in some major cities in the coming half year.

The Company has been achieving the "IC Card in One" development in the Campus financial IC Card Project in several universities. Succeeding the good relation between Jade Bird and certain governmental units, the Company has participated in several information system construction projects launched by the government. The Company has launched the "IC Card in One" project for the Information Industry Ministry, the State Planning Commission, the State Scientific and Technological Committee, thePropaganda Department of the Central Committee of the PRC and other governmental units. The Company has also entered into contract with the local government of Haikou, Hainan Province, the PRC for provision of networking wireless fire alarm system .

The above-mentioned cases signify the potential and compatibility of the Company's total solution scheme in the PRC and. bring along the overall increase in revenue of the Company.

FUTURE PROSPECTS

In the first half of 2000, the Company has achieved substantial growth in the operating results. It is expected that, the Company's investment in the technology and product development as well as aggressive marketing activities would contribute significantly certainly bring huge benefits to the Company's long-term benefit .

Meanwhile, the Company's successful debut on GEM provided the Company with solid financial support, accelerating its growth and enhancing its market leadership.

The PRC government has recently formulated and approved the preferential policy to encourage the development of software and integrated circuits industries. As the Company focuses mainly on the development of software and integrated circuits for embedded system, the Company would undoubtedly enjoy the powerful support from the PRC government and result in a rapid development of the Company.

The Company will continue to enlarge the investment in research and development, an example of which is to introduce a number of advanced equipment from abroad for the development and testing of the embedded system.

As a hi-tech Company with solid foundation, the Company is capable of achieving outstanding achievements in the rapidly growing and constantly changing PRC market.

DIRECTORS' AND SUPERVISORS' INTERESTS IN SHARES

As at 27 July 2000 (the dealing commencement date of the Company's H shares on GEM), except for those shares held through Heng Huat Investments Limited ("Heng Huat") as set out below, none of the Directors and the supervisors of the Company (the "Supervisors") or their associates had any personal, family, corporate or other interests in the shares of the Company or associated corporations, if any, pursuant to section 29 of the SDI Ordinance.

Heng Huat

Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue, all executive Directors of the Company, are trustees holding 60, 20 and 20 shares out of 100 shares in the issued share capital of Heng Huat. Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue are also directors of Heng Huat.

By a Declaration of Trust made as a deed on 19 July 2000, Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue declared that they held the shares of Heng Huat as trustees for the benefits of 477 employees of the Jade Bird Group and the Company. Heng Huat and Gamerian Limited are the two shareholders beneficially entitled to approximately 93.37% and approximately 6.63% respectively in the issued share capital of Dynamic Win Assets Limited ("Dynamic Win").

The beneficial interests of the Directors and Supervisors in the share capital of the Company are deemed as follows:

Director/Supervisor	Type of interests	Number of Shares	Percentage of deemed beneficial interest in the Company's share capital
Mr. Xu Zhen Dong	Other	7,687,414	8.178%
Mr. Zhang Wan Zhang	Other	2,173,224	2.312%
Ms. Liu Yue	Other	2,173,224	2.312%
Mr. Xu Zhi Xiang	Other	808,650	0.860%
Mr. Chen Zhong	Other	808,650	0.860%
Prof. Yang Fu Qing	Other	1,212,975	1.290%
Prof. Wang Yang Yuan	Other	1,212,975	1.290%
Mr. Zhang Yong Li*	Other	404,325	0.430%
Mr. Li Chun*	Other	33,668	0.036%
Mr. Fan Yi Min*	Other	15,160	0.016%

* Supervisors

DIRECTORS' AND SUPERVISORS' RIGHTS TO ACQUIRE H SHARES

As at 27 July 2000, none of the Directors or the Supervisors had any rights to acquire H shares in the Company.

SUBSTANTIAL SHAREHOLDERS

As at 27 July 2000, the only persons directly or indirectly entitled to exercise or control the exercise of 10% or more of the voting power at general meetings of the Company, or otherwise interested in 10% or more of the issued share capital of the Company were as follows:

Shareholder	Number of Promoters Shares	Approximate effective interests in the Company
Peking University (Note 1)	22,134,535	23.55%
Beijing Beida Jade Bird Software System Company ("Jade Bird Software") (Note 2)	13,634,535	14.51%
Dynamic Win (Note 3)	22,000,000	23.40%
Heng Huat (Note 3)	20,541,400	21.85%

Notes :

(1) Peking University, through Jade Bird Software, Jade Bird, Yu Huan and Beijing Tianqiao, has effective interests in the Company comprising :

(a) 8,500,000 shares (representing approximately 9.04% of the Company's issued share capital) held by Yu Huan, which is beneficially wholly-owned by Peking University;

(b) 11,000,000 shares (representing approximately 11.70% of the Company's issued share capital) held by Jade Bird Software, which is beneficially wholly-owned by Peking University;

(c) 1,840,000 shares (representing approximately 1.96% of the Company's issued share capital) held through Jade Bird, which is approximately 46% owned by Peking University;

(d) 794,535 shares (representing approximately 0.85% of the Company's issued share capital) held through Beijing Tianqiao, which is approximately 10.60% owned by Peking University.

(2) The interests of Jade Bird Software comprises :

(a) 11,000,000 shares (representing approximately 11.70% of the Company's issued share capital) held by Jade Bird Software;

(b) 1,840,000 shares (representing approximately 1.96% of the Company's issued share capital) held through Jade Bird, which is approximately 46% owned by Jade Bird Software;

(c) 794,535 shares (representing approximately 0.85% of the Company's issued share capital) held through Beijing Tianqiao, which is approximately 10.60% owned by Jade Bird Software.

(3) Dynamic Win is a limited liability company incorporated in Hong Kong under the Companies Ordinance, the shareholding of which is held as to approximately 6.63% by Gamerian Limited and approximately 93.37% by Heng Huat. Gamerian Limited is a wholly owned subsidiary of New World CyberBase Limited, which is a company whose shares are listed on the Main Board of the Stock Exchange. Heng Huat is a company incorporated in the British Virgin Island, the entire issued share capital of which is held by three of the executive directors of the Company as trustees for the benefits of the qualified employees of the Jade Bird Group and the Company.

SPONSOR'S INTEREST

As at 30 June 2000, the Company's sponsor, Tai Fook Capital Limited ("Tai Fook"), its directors, employees or associates, did not have any interest in the securities of the Company, or any right to subscribe for or to nominate persons to subscribe for the securities of the Company.

Pursuant to the agreement dated 19 July 2000 between the Company and Tai Fook, Tai Fook has received a fee for acting as the Company's retained sponsor for the period from 27 July 2000 to 31 December 2002.

COMPETING INTERESTS

None of the Directors or the management shareholders of the Company (as defined in the GEM Listing Rules) had an interest in a business which competes or may compete with the business of the Company.

YEAR 2000 COMPLIANCE

Year 2000 has already begun and the Company so far has not experienced any technical failure caused by possible Year 2000 problem and all its computer-related operations remain intact. After the commencement of the year 2000, the Company remains alert to any possible Year 2000 failures and the Company's computer system is closely monitored so that any Year 2000 problems will receive immediate response thereby ensuring the steadiness and safety of the Company's computer system.

AUDIT COMMITTEE

The Company established an audit committee on July 5, 2000 with terms of reference in compliance with Rules 5.23, 5.24 and 5.25 of the GEM Listing Rules. The primary duties of the Audit Committee are to review the financial reporting process and internal control system of the Company. The Audit Committee has two members namely, the two independent non-executive Directors, Ms. Liu Yong Ping and Prof. Nan Xiang Hao.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S H SHARES

For the six months ended 30 June 2000, the Company did not purchase, sell or redeem any of the Company's H shares.

By order of the Board
Xu Zhen Dong
Chairman

14 August 2000

2000年度中期業績報告

截至2000年6月30日止6個月期間

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

中國北京海澱區海澱路19-1號
中成大厦1117、1119室

電話:(86)10 62758441
傳真:(86)10 62758434

中國北京西城區金融大街35號
國際企業大厦A座17樓1715-1717室

香港中環雲咸街8號
亞洲太平洋中心7樓02室

電話:(852) 25211668
傳真:(852) 25211669

網址: http://www.China-jbu.com

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
Beijing Beida Jade Bird Universal Sci-Tech Company Limited

（於中華人民共和國注册成立之股份有限公司）

中期業績
截至二零零零年六月三十日止六個月期間

香港聯合交易所有限公司（「聯交所」）創業板（「創業板」）之特色

創業板乃爲帶有高投資風險之公司提供一個上市之市場。尤其在創業板上市之公司毋須有過往溢利記録，亦毋須預測未來溢利。此外，在創業板上市之公司可因其新興性質及該等公司經營業務之行業或國家而帶有風險。有意投資之人士應了解投資於該等公司之潜在風險，并應經過審慎周詳之考慮后方作出投資决定。創業板之較高風險及其它特色表示創業板較適合專業及其它資深投資者。

由於創業板上市之公司屬新興性質（乃屬發展階段），在創業板買賣之證券可能會較在聯交所主板買賣之證券承受較大之市場波動風險（在創業板所買賣證券之市場波動幅度或會較聯交所主板市場之證券爲大），同時無法保證在創業板買賣之證券會有高流通量之市場。創業板發布資料之主要方法爲在聯交所爲創業板而設之互聯網網頁上刊登。上市公司毋須在憲報指定報章刊登付款公布披露資料。因此，有意投資之人士應注意，彼等須閲覽創業板網頁，方可取得創業板上市發行人之最新資料。

聯交所對本公布之内容概不負責，對其准確性或完整性亦不發表任何聲明，并明確表示概不就因本公布全部或任何部份内容而産生或因依賴該等内容而引致之任何損失承擔任何責任。

本公布包括之資料乃遵照香港聯合交易所有限公司《創業板證券上市規則》之規定而提供有關北京北大青鳥環宇科技股份有限公司（"本公司"）之資料。本公司各董事願就本公布共同及個別承擔全部責任，并在作出一切合理查詢后確認，就彼等所知及所信：(i)本公布所載之資料在各重大方面均屬准確完整，且無誤導成份；(ii)本公布并無遺漏其它事實致使本公布所載任何内容産生誤導；及(iii)本公布所表達之一切意見乃經審慎周詳考慮后始行發表，并以公平合理之基准及假設爲依據。

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(於中華人民共和國注册成立之股份有限公司)

中期業績
截至二零零零年六月三十日止六個月期間

概要

* 創造純利人民幣9,382,798 元,
* 實現營業額人民幣15,665,741 元,較去年同期約增長8.2 倍;
* 每股盈利爲人民幣0.134 元;
* 作爲公開上市公司成功在創業板上市

中期業績

北京北大青鳥環宇科技股份有限公司("本公司")的董事會("董事會")謹此提交本公司截至二零零零年六月三十日止六個月未經審核之經營業績。

本公司截至二零零零年六月三十日止六個月未經審核之營業額爲人民幣15,665,741 元,較一九九九年同期營業額增長人民幣13,965,677 元,即821%。

由於營業額的增長,本公司之未經審核純利爲人民幣9,382,798 元,而截至二零零零年六月三十日止六個月未經審核之純利較一九九九年同期有明顯的增長。

本公司截至二零零零年六月三十日止六個月內之未經審核業績，連同一九九九年同期之未經審核比較數字載列如下：

	附注	截至一九九九年六月三十日止六個月 人民幣	截至二零零零年六月三十日止六個月 人民幣	截至二零零零年六月三十日止六個月 ※港幣
收益	2	1,700,064	15,665,741	14,745,615
收益成本		(1,218,412)	(1,428,915)	(1,344,988)
毛利		481,652	14,236,826	13,400,627
經營費用				
研究與開發		(1,857,641)	(2,784,243)	(2,620,711)
銷售、一般及行政		(1,465,200)	(1,993,228)	(1,876,156)
經營費用總額		(3,322,841)	(4,777,471)	(4,496,867)
經營(虧損)盈利		(2,841,189)	9,459,355	8,903,760
其它收入(虧損)淨額		(178,616)	(76,557)	(72,060)
除稅前(虧損)盈利		(3,019,805)	9,382,798	8,831,700
稅項	3	–	–	–
股東應占(虧損)盈利淨額		(3,019,805)	9,382,798	8,831,700
每股(虧損)盈利－基本	4	(0.043)	0.134	0.126

※爲方便閱讀人士，人民幣款額已按二零零零年六月三十日之中國人民銀行所報之匯率1.00港元兑人民幣1.0624元換算爲港元。

1. 重組及呈報標准

本公司於二零零零年三月二十九日在中華人民共和國依據《中華人民共和國公司法》成立爲有限責任之股份有限公司。本公司爲籌備H股在創業板上市，於二零零零年四月十七日完成一項重組（"重組"）。詳見本公司於二零零零年七月二十日發布之招股章程。本公司於二零零零年七月二十七日於創業板上市。

本公司成立前，其嵌入式系統產品業務經營由本公司之前身企業開展，即北京天橋北大青鳥科技股份有限公司（"北京天橋"）、北京北大青鳥有限責任公司（"青鳥"）、北京市北大宇環微電子系統工程公司（"宇環"）和北京北大青鳥有限責任公司電子儀器分公司（"儀器廠"）。上述前身企業之所有業務遵照重組轉移至本公司。由於前身企業乃受共同控制，該等交易被視作同一利益合并處理。

本公司之未經審核業績包括目前組成本公司前身企業之未經審核之合并業績，并假設該重組已於本呈報期間開始時已完成且由本公司持續開展業務。

本公司未經審核業績中之主要會計准則乃遵照香港一般公認之會計准則制訂。重組中所涉重大公司內部業務和本公司前身企業之結算已被抵銷。

2. 收入

收入包括嵌入式系統產品之相應税后銷售收入，其產品主要爲GPS應用系統，網絡安全產品，ASIC，聰明卡應用系統和無綫消防警報系統。

3. 税項

企業所得税

由於本公司現正在免税期內，固未有撥備中華人民共和國企業所得税。本公司位於北京市新技術產業開發試驗區，并已注册爲高新科技企業，經有關税務當局批准，享有15%之優惠企業所得税税率，且自首個營運年度起三年免繳企業所得税，其后第四至第六年則享有50%減免。

由於本公司截止二零零零年六月三十日止六個月期間并無賺得應課税溢利，故未有作出香港利得税之撥備。(一九九九年：無)。

於二零零零年六月三十日，概無因税務目的計算之溢利與財務報表內列示之溢利兩者間存在重大時差而產生的延遲税項。

增值税

根據《中華人民共和國增值税暫行條例》，公司的增值税銷項税爲於中華人民共和國銷售或轉讓有形貨品、提供加工、維修及置換服務所收取費用之17%。於采購時所支付之增值税進項税可用以抵銷按經營收益所產出之增值税銷項以確定應付增值税净額。

營業税

本公司須就其於中華人民共和國提供保養、支持及培訓服務收益計提營業税。營業税率爲總收益5%。

4. 每股盈利

本公司截至二零零零年六月三十日止六個月每股基本盈利乃根據可分配之股東應占未經審核净盈利人民幣9,382,798 元（一九九九年：虧損人民幣3,019,805 元）和70,000,000 股（一九九九年：70,000,000 股）已發行股本計算，并假設該股本因就二零零零年四月完成之重組已於一九九九年一月一日發行。

中期股息

董事會不建議派發中期股息(一九九九年：無)。

業務回顧

概述

本公司於新的財政年度的上半年取得了强勁的業績增長，截至二零零零年六月三十日收入爲人民幣 15，665，741 元及盈利爲人民幣 9，382，798 元，與去年同期比較，收入總額上升 8.2 倍。本公司的嵌入式系統技術繼續成爲取得可觀增長的關鍵，本公司在應用軟件和集成電路技術上的領先優勢使得本公司在國內市場上處於領先地位，同時由於上半年完成了集團的業務重組，管理水平和市場拓展能力有了明顯提升，使得本公司的財務狀況明顯改善，銷售收入和利潤的大幅增長，標示了一個良好的開始，亦同時令我們對全年業績的展望更具信心。

市場拓展

本公司積極向潛在用户推介最新之科技産品及技術，推動新型科技産品的應用。本公司於本年四月份在北京參加了中國人民銀行舉辦的金融電子化論壇，本年五月份參與了在北京舉行的中國政府網絡安全高層研討會，本年六月份在昆明參加了國務院秘書局組織的政府信息網高級研討會。本公司還參與或組織了與信息産業部、北京市政府信息中心、湖北省公安廳等部門的信息安全技術研討會。通過上述活動，促進了這些部委和機構對最新技術的了解，樹立了公司在信息安全領域技術領導者的形象。本公司相信隨着這些潛在用户對新科技的了解，將使中華人民共和國的信息安全市場快速成長并使公司獲得良好回報。

本公司參加了本年五月份在沈陽舉辦的國際社會公共安全産品博覽會，北京高新技術産業國際周，本年六月份在北京參加了軟件博覽會，并在北京、上海、廣州、西安等地舉辦了産品巡展。本公司也注意在各種媒體上宣傳公司形象，不僅配合了上市工作也促進了本公司樹立市場形象；同時本公司也選擇性地在一些專業性報刊雜志上刊登産品廣告。這些展示活動和宣傳廣告使用户了解本公司及本公司的産品，使本公司的最新科技産品迅速推向市場和用户。

本公司計劃在中國的重要城市建立分支機構，現已完成了深圳分公司的建立，并正在上海進行代表處的籌備工作。同時，集團除了與青鳥集團保持密切合作關系外，還與一些公司簽署了産品代理銷售協議，并與美國，德國等地公司開始就網絡信息安全技術及産品合作事宜展開洽談，預計下半年將正式開展合作活動。這些機構和渠道的建立擴大了本公司市場的覆蓋範圍，提高了市場拓展能力。

産品開發

本公司繼續在嵌入式系統技術上投入開發力量。上半年開始嵌入式系統芯片的指令處理模塊設計，現已完成體系結構和電路設計，即將完成模塊設計。

本公司繼續完善原有的網絡安全產品，并設計開發出獲得公安部銷售許可證的網關型防火墻產品。本公司開發的郵件過濾器軟件已在江蘇省公安廳試用。上述新產品的推出將完善集團在信息安全領域的產品綫，將爲用户提供完善的解決方案。

本公司就第二代安全IC芯片的開發工藝基礎完成調研，并將調研報告提交國家密碼管理機構參考。

本公司開發并進一步完善了校園金融"IC卡一卡通"應用系統。此系統使校園卡不僅具有校園内各項管理功能，更具有金融卡的支付功能，使IC卡的應用更爲廣泛和便利。

批文及許可

本公司的網關型防火墻產品已獲得公安部安全產品銷售許可證。

生產和銷售

完成安全IC上半年的生產計劃，并與產品的主要用户福建新大陸公司和方正奥德公司等保持良好穩定的供貨關系。

繼續完成四川天目監控保安系統有限公司移動目標報警監控系統工程建設，并積極拓展河南、内蒙和國内重點城市市場。預計下半年會在某些重點城市獲得重點突破。

本公司正積極争取多家院校的校園金融"IC卡一卡通"工程中的IC卡工程合約，同時秉承青鳥集團與政府部門的良好關系，本公司開始進入多個政府部門的信息系統建設工程項目，獲得了中華人民共和國信息產業部、中華人民共和國國家計劃委員會、中華人民共和國國家科學技術委員會等部門的一卡通試點工程合約；還獲得了海南省海口市消防報警無綫聯網工程合約。

上述成功案例，標志本公司以完善的整體解決方案在中國龐大市場中的潛力和競争力，全面帶動了本公司產品的銷售增長。

未來展望

剛剛過去的半年，公司取得了顯著的業績增長。我們預計，由於本公司在科研和產品開發上的投入，以及積極的市場拓展活動，必然會對本公司的長遠發展帶來巨大的收益；同時，由於本公司H股股票之成功上市，必然會使本公司獲得更大的資金支持，使本公司能够更快速的成長，繼續保持領先地位。

中國政府近期制訂并通過了鼓勵軟件和集成電路行業發展的特别優惠政策，本公司業務集中在上述領域，必然會得到中國政府更强有力的產業政策支持，保證公司的快速發展。

本公司將繼續加大在研發上的投入，預計將會引進國外先進的成套設備，用於嵌入式系統的開發和測試。

作爲一家擁有堅實基礎的高科技公司，本公司有能力在快速發展和不斷變化的中國市場上取得良好的業績。

董事及監事之股票權益

依據香港證券(披露權益)條例第29條，於二零零零年七月二十七日（即本公司H股股票在香港創業板市場交易開始日期），除透過Heng Huat Investments Limited （"Heng Huat"）以信托形式所持有本公司股份外，任何董事及監事或其關連人士未有本公司股份之個人、家族、公司或其它權益。

Heng Huat

許振東先生、張萬中副教授及劉越副教授(全均爲執行董事)乃分別持有Heng Huat已發行股本100股股份中60股、20股及20股之受托人。許振東先生、張萬中副教授及劉越副教授亦爲Heng Huat之董事。

根據於二零零零年七月十九日作出作爲契據之信托聲明，許振東先生、張萬中副教授及劉越副教授聲明彼等作爲受托人持有Heng Huat之股份，受益人爲青島集團及本公司之477位雇員。Heng Huat及Gamerian Limited乃致勝資產有限公司("致勝資產")之兩位股東，分別實益擁有致勝資產已發行股本約93.37%及約6.63%。董事及監事被視作於本公司股本中擁有的實際權益如下：

董事／監事	權益類別	股份數目	被視作於本公司股本中擁有的實際權益的百份比
許振東	其它	7,687,414	8.178%
張萬中	其它	2,173,224	2.312%
劉　越	其它	2,173,224	2.312%
徐祗祥	其它	808,650	0.860%
陳　鐘	其它	808,650	0.860%
楊芙清	其它	1,212,975	1.290%
王陽元	其它	1,212,975	1.290%
張永利*	其它	404,325	0.430%
李　春*	其它	33,668	0.036%
範熠旻*	其它	15,160	0.016%

* 監事

董事及監事獲取股票之權利

於二零零零年七月二十七日，本公司任何董事或監事均未有獲得公司H股股票之權利。

主要股東

於二零零零年七月二十七日，唯一直接或間接有權行使或控制行使本公司股東大會投票權10%或以上，或擁有本公司已發行股本10%或以上權益之人士如下：

股　東	發起人股份數目	於本公司之概約實際權益
北京大學（附注1）	22,134,535	23.55%
北京市北大青鳥軟件公司（"青鳥軟件"）（附注2）	13,634,535	14.51%
致勝資產（附注3）	22,000,000	23.40%
Heng Huat（附注3）	20,541,100	21.85%

附注：

（1） 北京大學透過青鳥軟件、青鳥、宇環、北京天橋於本公司擁有實際權益，包括：

(a) 由宇環持有之8,500,000 股股份（占本公司已發行股本約9.04%），而宇環由北京大學實益全資擁有；

(b) 青鳥軟件持有之11,000,000 股股份（占本公司已發行股本約11.70%），而青鳥軟件由北京大學實益全資擁有；

(c) 透過青鳥持有之1,840,000 股股份（占本公司已發行股本約1.96%），而青鳥乃由北京大學持有46%權益；及

(d) 透過北京天橋持有之794,535 股股份（占本公司已發行股本約0.85%），而北京天橋乃由北京大學持有10.60%。

（2）青鳥軟件之權益包括：

(a) 青鳥軟件持有之11,000,000 股股份(占本公司已發行股本約11.70%)；

(b) 透過青鳥持有之1,840,000 股股份(占本公司已發行股本約1.96%)，而青鳥乃由北京大學持有46%權益；

(c) 透過北京天橋持有之794,535 股股份(占本公司已發行股本約0.85%)，而北京天橋乃由北京大學擁有約10.60%。

（3）致勝資產乃根據公司條例於香港注册成立之有限公司，分別由Gamerian Limited及Heng Huat持有其約6.63%及約93.37%股權。Gamerian Limited乃新世界數碼基地有限公司之全資附屬公司，而新世界數碼基地有限公司之股份在聯交所主板上市。Heng Huat乃於英屬處女群島注册成立之公司，由本公司三位執行董事作爲受托人持有其全部已發行股本，受益人爲青鳥集團及本公司之合資格雇員。

保薦人權益

於二零零零年六月三十日，本公司保薦人大福融資有限公司，其董事、職員或相關人員未擁有本公司股票權益，無權認購或委任他人認購本公司之股票。

依據二零零零年七月十九日本公司與大福融資有限公司所訂立之協議，大福融資有限公司已收取就二零零零年七月二十七日至二零零二年十二月三十一日期間出任本公司保薦人的有關費用。

競爭權益

概無本公司董事或管理層股東（定義見創業板上市規則）於與本公司業務出現競爭或可能競爭中擁有權益。

公元二千年規格問題

現已踏入公元二千年，本公司至今仍未遇到可能因公元二千年問題導致之技術錯誤，而所有與計算機有關之業務仍然完好。在踏入二千年后，本公司將就潛在之公元二千年計算機故障提高警覺，本公司亦會密切監察計算機系統，以實時處理二千年問題，確保本公司之計算機系統可平穩安全地使用。

審核委員會

本公司在二零零零年七月五日設立一個審核委員會，并按照創業板上市規則第5.23、5.24 和5.25 條制定其職權範圍。審核委員會之主要職責爲審閱本公司財務申報程序及內部監控制度。審核委員會僅有二位成員，即爲兩位獨立非執行董事劉永平女士及南相浩教授。

本公司H股股票之購買、銷售和贖回

截止至二零零零年六月三十日至六個月内，本公司未有購買、銷售和贖回任何本公司上市之H股股票。

承董事會命
主席
許振東

二零零零年八月十四日

This announcement, for which the directors of Beijing Beida Jade Bird Universal Sci-Tech Company Limited collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to Beijing Beida Jade Bird Universal Sci-Tech Company Limited. The directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief:– (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
BEIJING BEIDA JADE BIRD UNIVERSAL SCI-TECH COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT

The board of directors (the "Board") of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") hereby announces that a meeting of the Board will be held at Room 117/119, Zhongcheng Building, Haidian Road, Beijing, PRC on August 14, 2000 at 3:30 p.m. for the following purposes:–

1. To consider and approve the interim unaudited results of the Company for the period from January 1, 2000 to June 30, 2000 and approve the draft announcement of the results to be published on the GEM website;

2. To consider the payment of an interim dividend, if any;

3. To consider the closure of the Register of Members, if necessary; and

4. To transact any other business.

By order of the Board
Xu Zhen Dong
Chairman

Hong Kong, August 2, 2000

This announcement will remain on the GEM website on the "Latest Company Announcements" page for 7 days from the date of its posting.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

The Stock Exchange of Hong Kong Limited and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

JBU
青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
BEIJING BEIDA JADE BIRD UNIVERSAL SCI-TECH COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

PLACING OF H SHARES
AND
LISTING ON THE GROWTH ENTERPRISE MARKET OF THE STOCK EXCHANGE OF HONG KONG LIMITED

Number of Placing Shares	:	**24,000,000 (subject to Over-allotment Option)**
Placing Price	:	**HK$11.00 per H Share**
Nominal value	:	**RMB1.00 each**
Stock Code	:	**8095**

Sponsor

TAI FOOK **Tai Fook Capital Limited**

Joint Bookrunners and Lead Managers

TAI FOOK

Tai Fook Securities Company Limited

BOCI ASIA LIMITED

Co-Lead Managers

Daiwa SBCM Hong Kong

Guotai Junan Securities (Hong Kong) Limited

Co-Managers

JS Cresvale	**KGI Asia Limited**
Oriental Patron Asia Limited	**Polaris Securities (Hong Kong) Limited**
Shenyin Wanguo Capital (H.K.) Limited	**Sinpac Securities (Hong Kong) Co., Limited**

Summary

- The 24,000,000 Placing Shares were 4.28 times over-subscribed.
- The Company has granted to the Placing Underwriters the Over-allotment Option, which is exercisable by Tai Fook Securities, for itself and on behalf of the Placing Underwriters, at any time before 5:00 p.m. on 19th August, 2000 to require the Company to issue an aggregate of up to 2,400,000 additional H Shares at the Placing Price.
- Immediately following the Placing, approximately 25.53 per cent. of the enlarged issued share capital of the Company will be held in the hands of the public.
- Dealings in the H Shares on GEM are expected to commence at 10:00 a.m. on Thursday, 27th July, 2000.

Unless otherwise defined herein, the terms used in this announcement have the same meanings as defined in the prospectus dated 20th July, 2000 (the "Prospectus") issued by the Company.

Level of Interest

The 24,000,000 Placing Shares are approximately 4.28 times over-subscribed and have been conditionally allocated in full to professional, institutional and other investors. To the best knowledge of the Sponsor and the Directors, no Placing Shares have been placed with any connected person of the Company (as defined in the GEM Listing Rules) or any existing shareholders of the Company.

Pursuant to the Placing, 24,000,000 Placing Shares were held by a total of 124 placees as follows:–

Number of Placing Shares	Number of placees
200 – 1,000	5
1,001 – 2,000	18
2,001 – 5,000	35
5,001 – 10,000	14
10,001 – 20,000	13
20,001 – 50,000	8
50,001 – 100,000	12
100,001 – 200,000	2
200,001 – 500,000	11
500,001 – 1,000,000	2
1,000,001 – 2,000,000	1
2,000,001 – 5,000,000	2
9,000,000	1
Total	124

Of the 24,000,000 Placing Shares, a total of 9,000,000 Placing Shares representing approximately 37.5 per cent. of the Placing Shares or approximately 9.57 per cent. of the total issued share capital of the Company immediately following the Placing have been placed to the largest placee. A total of 19,622,400 Placing Shares representing approximately 81.76 per cent. of the Placing Shares or approximately 20.87 per cent. of the total issued share capital of the Company immediately following the Placing have been placed to the top ten placees, who are independent of and not connected with any of the directors, chief executive, substantial shareholders or management shareholders of the Company or any of its subsidiaries or an associate of any of them.

Shareholders and potential investors should be aware that the high concentration of shareholders would affect the liquidity of the H Shares. Accordingly, shareholders and potential investors are advised to exercise extreme caution when dealing in the H Shares.

No Placing Shares has been placed with any parties specified in Note 1 to Rule 10.12(4) of the GEM Listing Rules.

Over-allotment Option

The Company has granted to the Placing Underwriters the Over-allotment Option, which is exercisable by Tai Fook Securities, for itself and on behalf of the Placing Underwriters, at any time before 5:00 p.m. on 19th August, 2000 to require the Company to issue an aggregate of up to 2,400,000 additional H Shares at the Placing Price. If the Over-allotment Option is exercised in part or in full, an announcement will be made.

Minimum Public Float Requirement

According to the GEM Listing Rules, the Company is required to maintain a public float of not less than 20 per cent. of its issued share capital at all times after the listing of the Company on GEM. Immediately following the Placing (assuming that the Over-allotment Option is not exercised), 25.53 per cent. of the enlarged issued share capital of the Company will be in public hands.

Deposit of Share Certificates into CCASS

Share certificates in respect of the Placing Shares will be issued in the name of HKSCC Nominees Limited and deposited into CCASS on 26th July, 2000 for credit to the respective CCASS participants' stock accounts of the Placing Underwriters, the CCASS investor participants' stock accounts or the designated CCASS participants' stock accounts of the placees.

Commencement of Dealings

Dealings in the H Shares on GEM are expected to commence at 10:00 a.m. on Thursday, 27th July, 2000.

By order of the Board
Xu Zhen Dong
Chairman

Hong Kong, 26th July, 2000

This announcement, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief, (i) the information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement and a copy of the Prospectus will appear on the GEM website at www.hkgem.com.

as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

JBU
青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
BEIJING BEIDA JADE BIRD UNIVERSAL SCI-TECH COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

PROPOSED LISTING ON THE GROWTH ENTERPRISE MARKET OF THE STOCK EXCHANGE OF HONG KONG LIMITED BY WAY OF PLACING OF H SHARES

Number of Placing Shares	:	**24,000,000 H Shares (subject to Over-allotment Option)**
Placing Price	:	**HK$11.00 per H Share**
Nominal value	:	**RMB1.00 each**
Stock code	:	**8095**

Sponsor

TAI FOOK

Tai Fook Capital Limited

Joint Bookrunners and Lead Managers

TAI FOOK

Tai Fook Securities Company Limited

BOCI ASIA LIMITED

Co-Lead Managers

Daiwa SBCM Hong Kong

Guotai Junan Securities (Hong Kong) Limited

Co-Managers

JS Cresvale
Oriental Patron Asia Limited
Shenyin Wanguo Capital (H.K.) Limited

KGI Asia Limited
Polaris Securities (Hong Kong) Limited
Sinpac Securities (Hong Kong) Co., Limited

Application has been made to The Stock Exchange of Hong Kong Limited for the listing of and permission to deal in the H Shares of RMB1.00 each of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company"), to be issued as described in the prospectus of the Company dated 20th July, 2000 (the "Prospectus") including the additional 2,400,000 H Shares which may be issued pursuant to the exercise of the Over-allotment Option and any H Shares which may be issued pursuant to the exercise of options granted under the Share Option Scheme. Dealings in the H Shares on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited ("GEM") are expected to commence on Thursday, 27th July, 2000. Terms used in this announcement, unless defined herein, shall have the same meanings as those defined in the Prospectus dated 20th July, 2000.

Copies of the Prospectus required by the Rules Governing the Listing of Securities on GEM are available, for information purposes only, during normal office hours from Tai Fook Securities Company Limited at 25th Floor, New World Tower, 16-18 Queen's Road Central, Hong Kong or BOCI Asia Limited at 35th Floor, Bank of China Tower, 1 Garden Road, Hong Kong for a period of 14 days from 10:00 a.m. on Thursday, 20th July, 2000.

Application for the H Shares will only be considered on the basis of the Prospectus dated 20th July, 2000.

For and on behalf of
Beijing Beida Jade Bird Universal Sci-Tech Company Limited
Xu Zhen Dong
Chairman

Hong Kong, Thursday, 20th July, 2000

This announcement and a copy of the Prospectus will appear on the GEM website at http://www.hkgem.com

The Stock Exchange of Hong Kong Limited and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this announcement and make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of Beijing Beida Jade Bird Universal Sci-Tech Company Limited collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to Beijing Beida Jade Bird Universal Sci-Tech Company Limited. The directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief:– (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

JBU
青鸟环宇
JADE BIRD UNIVERSAL

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(the "Company")

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Announcement

The directors of the Company wish to clarify certain information reported in an article that appeared in the press in Hong Kong on 18th July, 2000.

The Company is a new applicant seeking a listing on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited ("GEM"). With reference to an article (the "Article") that appeared in the press in Hong Kong on 18th July, 2000 reporting certain information about the Company during an interview with the press, the directors of the Company wish to clarify that no profit forecast is included in the prospectus of the Company dated 20th July, 2000 (the "Prospectus") and the Company at present does not have sufficient information and/or solid bases to substantiate any profit projection for the year ending 31st December, 2000 and thereafter. For details about the Company's business plan and future prospects, please refer to the Prospectus.

To the extent that such statement and/or representations in the Articles are inconsistent with the information contained in the Prospectus, or relate to information not contained in the Prospectus, they should be totally disregarded by prospective investors when making any investment decision regarding the H Shares.

The Company and the sponsor of the Company strongly caution prospective investors to place reliance on the information as contained in the Prospectus rather than those information as stated in the Article.

By order of the Board
Xu Zhen Dong
Chairman

Hong Kong, 20th July, 2000

This announcement will appear on the GEM website at http://www.hkgem.com

青鸟环宇
JADE BIRD UNIVERSAL

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

北京北大青鳥環宇科技股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

PLACING OF H SHARES

Sponsor

TAI FOOK CAPITAL LIMITED

Joint Bookrunners and Lead Managers

TAI FOOK SECURITIES COMPANY LIMITED **BOCI ASIA LIMITED**

Financial Advisor

BOCI ASIA LIMITED

IMPORTANT

If you are in any doubt about this prospectus, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional advisor.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
BEIJING BEIDA JADE BIRD UNIVERSAL SCI-TECH COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

**PROPOSED LISTING
ON
THE GROWTH ENTERPRISE MARKET
OF
THE STOCK EXCHANGE OF HONG KONG LIMITED
BY WAY OF PLACING OF H SHARES**

Number of Placing Shares	:	**24,000,000 H Shares (subject to Over-allotment Option)**
Placing Price	:	**HK$11.00 per H Share**
Nominal value	:	**RMB1.00 each**
Stock code	:	**8095**

Sponsor

TAI FOOK

Tai Fook Capital Limited

Joint Bookrunners and Lead Managers

TAI FOOK

Tai Fook Securities Company Limited

BOCI ASIA LIMITED

Co-Lead Managers

Daiwa SBCM Hong Kong

Guotai Junan Securities (Hong Kong) Limited

Co-Managers

JS Cresvale
Oriental Patron Asia Limited
Shenyin Wanguo Capital (H.K.) Limited
KGI Asia Limited
Polaris Securities (Hong Kong) Limited
Sinpac Securities (Hong Kong) Co., Limited

Financial Advisor

BOCI ASIA LIMITED

The Company is incorporated, and its businesses are located, in the PRC. Potential investors in the Company should be aware of the differences in the legal, economic and financial systems between the PRC and Hong Kong and that there are different risk factors relating to investment in PRC-incorporated companies. Potential investors should also be aware that the regulatory framework in the PRC is different from the regulatory framework in Hong Kong and should take into consideration the different market nature of the shares of the Company. Such differences and risk factors are set out in the sections headed "Risk Factors" and "Appendix 3 – Summary of relevant PRC and Hong Kong laws and regulations".

20th July, 2000

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM Website in order to obtain up-to-date information on GEM-listed issuers.

	2000
Allocation to placees on or before	Tuesday, 25th July
Announcement of the level of indication of interest of the Placing to be published on the GEM Website on	Wednesday, 26th July
Share certificates available on or before (Note)	Wednesday, 26th July
Dealings in the H Shares on GEM to commence on or about	Thursday, 27th July

Notes:

1. The share certificates are expected to be issued in the name of HKSCC Nominees Limited and deposited into CCASS on or about 26th July, 2000 for credit to the respective CCASS participants stock accounts designated by the placees.

2. All times stated herein refer to Hong Kong time.

   For further details of the structure of the Placing, please see the section headed "Structure and conditions of the Placing" in this prospectus.

CONTENTS

You should rely only on the information contained in this prospectus to make your investment decision.

The Company has not authorised anyone to provide you with information that is different from what is contained in this prospectus.

Any information or representation not made in this prospectus must not be relied on by you as having been authorised by the Company, the Sponsor, the Placing Underwriters, their respective directors or any other person involved in the Placing.

This summary aims to give you an overview of the information contained in this prospectus. Because this is a summary, it does not contain all the information that may be important to you. You should read the whole document before you decide to invest in the H Shares.

There are risks associated with any investment. Some of the particular risks in investing in the H Shares are set out in the section headed "Risk factors" of this prospectus — see pages 23 to 32. You should read this section carefully before you decide to invest in the H Shares.

BUSINESS

The Company is one of the leading software developers and integrated circuit designers in the PRC with expertise in developing software application and designing integrated circuits for embedded systems. The Directors believe that, through application of the Company's own proprietary software and integrated circuits, the Company's embedded systems have optimal performance in terms of functionalities, power consumption, system minimisation and reliability. Currently, the Company has over 70 research and development staff in its offices in Beijing and Shenzhen, the PRC, conducting research and development of embedded technology and embedded system products. The Company is also engaged in the design, manufacture, marketing, distribution and sale of five different embedded system products, namely, ASIC, Network Security Products, Smart Card Application System, GPS Application System and WFAS, all of which apply software and integrated circuits developed through the Company's own research and development. The Company is also engaged in the provision of total solutions to address the specific needs of each customer through applications of its existing embedded system products.

Peking University is the controlling shareholder of the Company through its either controlling directly or indirectly the exercise of 30% or more of the voting power at general meetings of each of the Four Domestic Promoters or the composition of the majority of the board of directors of each of the Four Domestic Promoters. Upon listing of the H Shares, Peking University, through its interests in the Four Domestic Promoters, which altogether hold approximately a 33% (excluding the additional H Shares resulting from the exercise of Over-allotment Option) shareholding in the Company, is the ultimate controlling shareholder of the Company. Peking University, as a state-owned organisation and an education institute, will not formulate or control the formulation of business policies of the Company.

CAPITAL INJECTION AND MORATORIUM PERIOD

Set out below is the summary of registered capital paid-up by the Four Domestic Promoters and each of the five foreign Promoters for the purposes of the establishment of the

Company. By a capital verification report dated 17th April, 2000, the registered capital of the Company of RMB70 million was certified as having been fully paid-up as follows:–

Promoters	Number of Promoters Shares held by each Promoter immediately before the Placing	Approximate percentage of shareholding of each Promoter immediately after the Placing[5]	Consideration (RMB)	Moratorium period under the GEM Listing Rules	Moratorium period under the Company Law[2]
Peking University – The Four Domestic Promoters [1]	31,000,000	32.98%	31,000,000	2 years	3 years
Dynamic Win [3 & 4]	22,000,000	23.40%	22,000,000	2 years	3 years
New View Venture Limited [5]	7,000,000	7.45%	7,000,000	2 years	3 years
Asian Technology Investment Company Limited	5,000,000	5.32%	5,000,000	6 months	3 years
Dragon Air Investments Limited	3,000,000	3.19%	3,000,000	Not applicable	3 years
Hinet Company Limited	2,000,000	2.13%	2,000,000	Not applicable	3 years
	70,000,000				

Notes:

(1) Jade Bird Software, Jade Bird, Yu Huan and Beijing Tianqiao are respectively controlled by Peking University through either its controlling directly or indirectly the exercise of 30% or more of the voting power at general meetings of each of the Four Domestic Promoters or the composition of the majority of the board of directors (representing 50% or more of the total number of directors comprising the board) of each of the Four Domestic Promoters. Upon listing of the H Shares, Peking University, through its interests in the Four Domestic Promoters, which altogether hold approximately a 33% (excluding the additional H Shares resulting from the exercise of Over-allotment Option) shareholding in the Company, is the ultimate controlling shareholder of the Company. Peking University controls indirectly the majority of the board of Beijing Tianqiao. Peking University has undertaken not to dispose of its respective interests in the Four Domestic Promoters and the Company for a period of two years from the listing date of the H Shares.

(2) Pursuant to article 147 of the Company Law, the Promoters Shares are not be transferable within three years after the establishment of the Company.

(3) Gamerian Limited and Heng Huat have undertaken not to dispose of their interests in Dynamic Win and the Company for a period of two years from the listing date of the H Shares.

(4) New World CyberBase Limited has undertaken not to dispose of its interests in Gamerian Limited, New View Venture Limited and the Company for a period of two years from the listing date of the H Shares.

(5) Shareholding percentages have been rounded to the nearest two decimal places.

STRENGTHS

The Directors believe that the Company's success is principally attributed to the following factors:

- its highly talented and experienced research and development team;

- the technological support from the Institutes in the design of software and integrated circuits for use in a broad range of embedded systems;
- its proven expertise in product research, development and marketing which have resulted in product efficacy and responsiveness; and
- its commitment to products of high quality.

BUSINESS STRATEGY

The Company's strategy is to develop a wide variety of technologically advanced software and integrated circuits to satisfy evolving market demands and requirements for embedded system products. The Company aims to become the market leader in the PRC in the development of software and integrated circuits for use in the manufacturing and production of embedded system products. The key elements of the Company's business strategies are outlined below:–

– **Compliance with the evolving standards**

The Company focuses on the research and development of advanced software and integrated circuits for the manufacture of high-end embedded system products in the PRC. The Directors believe that the high-end customers tend to be early adopters of new technology and satisfying their needs requires a constant monitoring of market and technology trends and an ability to act quickly. The Company keeps abreast of local market trends and works closely with its customers to identify the market needs and define product specifications early in the development process. This approach results in a thorough understanding of the end-users' requirements prior to commencement of the design process. The Company believes that its embedded systems and related product lines are able to meet the requirements of its high-end customers including government bodies in the PRC.

– **Establishing research and development centre in Shenzhen**

The Company intends to establish a research and development centre in Shenzhen, the PRC, to research and develop embedded systems and related products. The local government of Shenzhen actively promotes and encourages IT industry by offering preferential treatments including tax relief, preferential residential and commercial property and immigration policy to IT companies operating in Shenzhen.

– Maintaining relationship with Peking University

The Directors believe that the ability to keep abreast of technology and market trends of embedded systems and the ability to develop high-reliability software and integrated circuits for use in embedded systems are the keys to the Company's success. Hence, the Directors intend to maintain the Company's well established relationship with Peking University and to access its research talent and technical expertise. The Company closely coordinates with the Computer Science and Technology Department of Peking University for the recruitment of high-calibre researchers. In addition, Peking University, on behalf of the Institutes, entered into a technological cooperation and support agreement with the Company on 17th April, 2000, pursuant to which the Institutes will provide technological cooperation and support to the Company relating to research and development of embedded technology in hardware and software and embedded system products.

– Expanding sales and marketing activities

The Company intends to increase its sales throughout the PRC by expanding its sales force and marketing programs. The Company's sales force and its field engineers are knowledgeable in a wide variety of hardware and software environments and able to provide valuable consultancy services to its customers. The sales and marketing programs of the Company include: (a) extending its geographical reach and expanding its distribution network in the PRC by setting up representative offices; (b) expanding the Company's existing marketing department; (c) participating in major exhibitions and conducting seminars and trade shows with a view to enhance its brandname awareness; and (d) launching extensive advertising activities.

TRADING RECORD

The following table summarises the Company's combined turnover and results for each of the two years ended 31st December, 1999 and is prepared on the basis that the Reorganisation of the Company as set out in section B of Appendix 5 had been contemplated as at the beginning of the track record period under review. This summary is an extract from the accountants' report, which is set out in Appendix 1 to this prospectus – pages 151 to 167:

	1998	1999	1999
	RMB	*RMB*	*HK$*
			(Note 3)
REVENUES	3,029,002	10,419,234	9,807,261
COST OF REVENUES	(2,958,731)	(7,153,681)	(6,733,510)
Gross margin	70,271	3,265,553	3,073,751
SUBSIDY INCOME *(Note 1)*	237,999	–	–
OPERATING EXPENSES			
Research and development	(3,720,861)	(4,717,902)	(4,440,796)
Selling and marketing	–	(186,539)	(175,583)
General and administrative	(1,555,100)	(2,741,268)	(2,580,260)
Total operating expenses	(5,275,961)	(7,645,709)	(7,196,639)
Loss from operations	(4,967,691)	(4,380,156)	(4,122,888)
OTHER INCOME (LOSS), NET	160,345	(106,087)	(99,856)
LOSS BEFORE TAXATION	(4,807,346)	(4,486,243)	(4,222,744)
TAXATION	–	–	–
NET LOSS	(4,807,346)	(4,486,243)	(4,222,744)
LOSS PER SHARE – BASIC *(Note 2)*	(0.069)	(0.064)	(0.060)

Notes:

(1) The subsidy income was granted by the government for the development of ASIC technology and was non-recurring.

(2) The loss per share for the years ended 31st December, 1998 and 1999 is based on the net loss during the years and assuming 70,000,000 shares in issue during those years as if the Reorganisation had taken place on 1st January, 1998.

(3) Translation of amounts from RMB into Hong Kong dollars ("HK$") for the convenience of the reader has been made at the rate quoted by the PBOC on 30th June, 2000 of HK$1.00 = RMB1.0624. No representation is made that the Renminbi amounts could have been, or could be, converted into Hong Kong dollars at that rate on 30th June, 2000 or any other rate.

According to Rule 11.11 of the GEM Listing Rules, the latest financial period of the Company reported on by the reporting accountants must not have ended more than six months before the date of this prospectus. The accountants' report contained in this prospectus has been prepared to include combined results of the Company for each of the two years ended 31st December, 1999 only. The Company has applied for, and the Stock Exchange has granted, a waiver from compliance with Rule 11.11 of the GEM Listing Rules. The Directors confirmed that they have performed sufficient due diligence on the Company to ensure that, save as disclosed herein, up to the date of the issue of this prospectus, there has been no material adverse change in the financial position of the Company since 31st December, 1999, and there is no event which would materially affect the information shown in the accountants' report of the Company as set out in Appendix 1 to this prospectus.

REASONS FOR THE PLACING AND USE OF PROCEEDS OF THE PLACING

Given that the industry in which the Company operates is characterised by frequent product introductions and rapid technological changes, the Directors believe that the Company, with its well qualified research team and technological support from Peking University, will compete favourably with its competitors. With the State's recognition of IT as a fundamental driving force for economic growth in the PRC, the Directors believe that the market potential in this area is significant. With the proprietary technology and embedded system products developed by the Company and technological cooperation and support arrangements with Peking University, the Directors further believe that the Company will capitalise on the market potential and become one of the leaders in the market of embedded systems in the PRC. The Directors believe that the proceeds from the Placing will enable the Company to implement and realise its strategic plans as set out in the section headed "Statement of Business Objectives" in this prospectus.

The net proceeds of the Placing (assuming that the Over-allotment Option is not exercised), after deducting related expenses to be borne by the Company, are estimated to amount to about HK$234 million. It is presently intended that the net proceeds will be applied as follows:–

- as to approximately HK$96 million, for use in the research and development of embedded technology and related application products (including research and development, the purchase of testing and laboratory apparatus and design tools, and recruitment of additional staff for research and development);

- as to approximately HK$70 million for setting up a research and development centre in Shenzhen;

- as to approximately HK$30 million, for extensive marketing and promotion activities such as conducting seminars and trade shows, participating in professional exhibitions and formulating advertising plans and promotion campaigns in the PRC;

- as to approximately HK$10 million, to cover the set up costs of representative offices in Shanghai, Dalian and Chengdu in the PRC;

- as to approximately HK$16 million, for recruitment of additional staff to the Company and general staff for the representative offices to be established in Shanghai, Dalian and Chengdu in the PRC;

- as to the balance of approximately HK$12 million, for additional working capital of the Company.

Should the Over-allotment Option be exercised in full, the Company will receive additional net proceeds of approximately HK$24 million which, together with the net proceeds from the Placing, after deducting related expenses, will amount to approximately HK$258 million. The Directors intend to use any of the additional proceeds raised from any exercise of the Over-allotment Option for additional working capital.

To the extent that the net proceeds of the Placing are not immediately required for the above purposes, it is the present intention of the Directors that such net proceeds, to the extent permitted by relevant PRC regulations, will be placed on short-term deposit with banks in the PRC.

PLACING STATISTICS (based on a price of HK$11.00 per H Share)

Placing Price	HK$11.00
Market capitalisation of the H Shares *(Note 1)*	HK$264 million
Adjusted net tangible asset value per Share *(Note 2)*	RMB3.28 (HK$3.09)

Notes:

(1) The calculation of market capitalisation is based on the Placing Price and 24,000,000 H Shares expected to be in issue immediately after the completion of the Placing but takes no account of any H Shares which may fall to be issued upon the exercise of Over-allotment Option and the exercise of options which may be granted under the Share Option Scheme.

(2) The adjusted net tangible asset value per Share has been arrived at after the adjustments referred to in the paragraph headed "Adjusted net tangible assets" of the section headed "Financial information" of this prospectus and on the basis of a total of 94,000,000 Shares in issue and to be issued immediately following the completion of the Placing but takes no account of any H Shares which may fall to be issued upon the exercise of Over-allotment Option and the exercise of the options which may be granted under the Share Option Scheme.

RISK FACTORS

The Directors consider that the Company's business is subject to a number of risk factors which can be categorised into (i) risks associated with the Company; (ii) risks associated with the industry; and (iii) risks associated with the PRC, and are summarised as follows:

Risks associated with the Company:

- Limited operating history and a history of operating loss
- Reliance on Peking University and the Four Domestic Promoters
- Reliance on key employees
- Dependence on customers
- Manufacturing and availability of components
- Non-competition undertakings
- Taxation

Risks associated with the industry:

- Regulations for commercial cryptographic products and security products relating to computer information systems in the PRC
- Competition
- Trademark infringement
- Protection of non-patented technology
- GPS techniques
- New product development
- Technological changes
- Entry into WTO
- Regulations for radio frequency in the PRC

Risks associated with the PRC:

- PRC political and economic considerations
- Legal system
- Different regulatory framework
- Securities laws and regulations
- Enforceability of judgements and arbitration
- Currency conversion and exchange rate risks

In this prospectus, unless the context otherwise requires, the following words and expressions have the following meanings:

"Articles of Association"	the articles of association of the Company
"Beijing Tianqiao"	北京天橋北大青鳥科技股份有限公司 (Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited), a joint stock limited company incorporated in the PRC with limited liability, the shares of which are listed on the Shanghai Stock Exchange in the PRC. As at the Latest Practicable Date, its equity was owned as to approximately 23.03% and its board of directors was controlled by Jade Bird. It is engaged in the operation of department stores in the PRC and the design, development, manufacture and marketing of business automation systems, bank funds clearing and payment systems. It is one of the Promoters
"BVI"	the British Virgin Islands
"CCASS"	the Central Clearing and Settlement System established and operated by Hongkong Clearing
"Commercial Cryptographic Administration Regulations"	商用密碼管理條例 (Commercial Cryptographic Administration Regulations) introduced by the State Council on 7th October, 1999
"Companies Ordinance"	the Companies Ordinance (Chapter 32 of the Laws of Hong Kong)
"Company" or "Jade Bird Universal"	北京北大青鳥環宇科技股份有限公司 (Beijing Beida Jade Bird Universal Sci-Tech Company Limited), a Sino-foreign joint stock limited company incorporated in the PRC with limited liability on 29th March, 2000
"Company Law"	中華人民共和國公司法 (the Company Law of the PRC), as enacted by the Standing Committee of the Eighth NPC on 29th December, 1993 and becoming effective on 1st July, 1994, as amended, supplemented or otherwise modified from time to time
"CSRC"	中國證券監督管理委員會 (China Securities Regulatory Commission), a regulatory body responsible for the supervision and regulation of the PRC national securities markets

"Director(s)"	the director(s) of the Company
"Domestic Shares"	ordinary shares issued by the Company, with a nominal value of RMB1.00 each, which are subscribed for in Renminbi by PRC nationals and/or PRC incorporated entities. As at the Latest Practicable Date, no Domestic Shares have been issued save for the Promoters Shares issued to the Four Domestic Promoters
"Dynamic Win"	Dynamic Win Assets Limited, an investment holding company incorporated in Hong Kong with limited liability on 18th August, 1999, the share capital of which is owned as to approximately 6.63% by Gamerian Limited and as to approximately 93.37% by Heng Huat. It is one of the Promoters. Gamerian Limited, an investment holding company incorporated in the BVI, is a wholly owned subsidiary of New World CyberBase Limited, the securities of which are listed on the Main Board
"Factory"	北京北大青鳥有限責任公司電子儀器分公司(Beijing Beida Jade Bird Company Limited Electric Instrument Branch), formerly known as 北京大學電子儀器廠 (Peking University Electric Instrument Factory), is a branch of Jade Bird. It is one of the Predecessor Entities
"Financial Advisor"	BOCI Asia Limited, the financial advisor to the Jade Bird Group
"Four Domestic Promoters"	Jade Bird Software, Jade Bird, Yu Huan, Beijing Tianqiao (that is, the Predecessor Entities (excluding the Factory) plus Jade Bird Software), which are respectively controlled by Peking University through either its controlling directly or indirectly the exercise of 30% or more of the voting power at general meetings of each of the Four Domestic Promoters or the composition of the majority of the board of directors of each of the Four Domestic Promoters
"GEM"	the Growth Enterprise Market operated by the Stock Exchange
"GEM Listing Division"	the Listing Division of GEM
"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM

"GEM Website"	http://www.hkgem.com
"Heng Huat"	Heng Huat Investments Limited, a company incorporated in the BVI, the entire issued share capital of which is held by three of the executive Directors as trustees for the benefit of the qualified employees of the Company and the Jade Bird Group
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China
"Hongkong Clearing"	Hong Kong Securities Clearing Company Limited
"H Shares"	overseas-listed foreign shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are to be listed on GEM, and subscribed for and traded in Hong Kong dollars
"Initial Management Shareholders"	Peking University, the Four Domestic Promoters, Dynamic Win, New View Venture Limited, Heng Huat, Gamerian Limited, New World CyberBase Limited, Prof. Yang Fu Qing, Prof. Wang Yang Yuan, Mr. Xu Zhen Dong, Prof. Chen Zhong, Prof. Zhang Wan Zhong, Mr. Xu Zhi Xiang and Prof. Liu Yue
"Institutes"	the Institute of Software Engineering and the Institute of Microelectronics of Peking University
"Jade Bird"	北京北大青鳥有限責任公司 (Beijing Beida Jade Bird Limited), a company incorporated in the PRC with limited liability on 19th November, 1994, of which Jade Bird Software has an approximately 46% equity interest. It is principally engaged in the design and development of a variety of software based on its software tools and components. It is one of the Promoters
"Jade Bird Group"	Jade Bird Software, Jade Bird, Yu Huan and Beijing Tianqiao and their respective subsidiaries and associated companies
"Jade Bird Software"	北京市北大青鳥軟件系統公司 (Beijing Beida Jade Bird Software System Co.), a state-owned enterprise established in the PRC on 1st November, 1992. It is one of the Promoters

"Jade Bird Software Company Limited"	北京北大青鳥軟件有限公司 (Beijing Beida Jade Bird Software Company Limited), a company incorporated in the PRC with limited liability on 23rd September, 1996 and which is owned as to 40% by Jade Bird and as to 60% by Jade Bird Software
"Latest Practicable Date"	12th July, 2000, being the latest practicable date prior to the printing of this prospectus for ascertaining certain information contained herein
"Main Board"	the stock market operated by the Stock Exchange prior to the establishment of GEM (excluding the options market)
"Mandatory Provisions"	到境外上市公司章程必備條款 (The Mandatory Provisions for Articles of Association of Companies to be Listed Overseas) (as amended and supplemented from time to time), for inclusion in the articles of association of companies incorporated in the PRC to be listed overseas, which were promulgated by the Securities Commission and the State Restructuring Commission on 27th August, 1994
"Ministry of Information Industry Wireless Management Authority"	國家信息產業部無線電管理局 (Ministry of Information Industry Wireless Management Authority)
"Ministry of Public Security"	公安部(Ministry of Public Security)
"NPC"	全國人民代表大會 (the National People's Congress)
"Over-allotment Option"	the option granted by the Company to the Placing Underwriters exercisable by Tai Fook Securities (for itself and on behalf of the Placing Underwriters) pursuant to the Placing and Underwriting Agreement to require the Company to issue an aggregate of up to 2,400,000 additional H Shares, representing 10% of the Placing or approximately 2.49% of the enlarged issued share capital of the Company, at the Placing Price to cover over-allocations in the Placing
"PBOC"	中國人民銀行 (the People's Bank of China), the central bank of the PRC

"PBOC Rate"	the exchange rate for foreign exchange transactions set daily by the PBOC based on the previous day's PRC interbank foreign exchange rates
"Placing and Underwriting Agreement"	the Placing and Underwriting Agreement dated 19th July, 2000 entered into between, inter alia, the Company and the Placing Underwriters in relation to the underwriting of the Placing
"Placing"	the conditional placing of the Placing Shares at the Placing Price, as further described in the section headed "Structure and conditions of the Placing"
"Placing Price"	the price per Placing Share (excluding brokerage and Stock Exchange transaction levy) of HK$11.00
"Placing Shares"	the 24,000,000 H Shares initially being offered at the Placing Price under the Placing, as described in the section headed "Structure and conditions of the Placing"
"Placing Underwriters"	Tai Fook Securities, BOCI Asia Limited, Daiwa Securities SB Capital Markets Hong Kong Limited, Guotai Junan Securities (Hong Kong) Limited, JS Cresvale International Limited, KGI Asia Limited, Oriental Patron Asia Limited, Polaris Securities (Hong Kong) Limited, Shenyin Wanguo Capital (H.K.) Limited and Sinpac Securities (Hong Kong) Co., Limited
"PRC"	the People's Republic of China which for the purposes of this prospectus, excludes Hong Kong, Macau and Taiwan
"Predecessor Entities"	Beijing Tianqiao, Jade Bird, Yu Huan and the Factory (that is, the Four Domestic Promoters (excluding Jade Bird Software) plus the Factory) which carried out the Company's operations in the design and development of embedded technology and embedded system products prior to the Reorganisation
"Promoters"	Jade Bird Software, Yu Huan, Jade Bird, Beijing Tianqiao, New View Venture Limited, Asian Technology Investment Company Limited, Dragon Air Investments Limited, Dynamic Win and Hinet Company Limited, the initial promoters of the Company

"Promoters Shares"	ordinary shares issued by the Company, with a nominal value of RMB1.00 each, which are subscribed by the Promoters
"Reorganisation"	the reorganisation of the businesses and operations of the Company in preparation for listing of its H Shares on GEM as referred to in the paragraph headed "The Reorganisation" in Appendix 5 to this prospectus
"SDI Ordinance"	the Securities (Disclosure of Interests) Ordinance (Chapter 396 of the Laws of Hong Kong)
"Share(s)"	ordinary shares of the Company with a nominal value of RMB1.00 each, comprising Promoters Shares and H Shares
"Share Option Scheme"	the share option scheme conditionally approved and adopted by the Company on 5th July, 2000, the principal terms of which are summarised in the paragraph headed "Summary of terms of the Share Option Scheme" in Appendix 5 to this prospectus
"Special Regulations"	國務院關於股份有限公司境外募集股份及上市的特別規定 (the PRC Special Regulations on the Overseas Offering and Listing of Shares by Joint Stock Limited Companies), issued by the State Council on 4th August, 1994, as amended, supplemented or otherwise modified from time to time
"State"	the PRC government
"State Administration of State Asset"	國家國有資產管理局 (State Administration of State Asset)
"State Council"	中國國務院 (the State Council of the PRC)
"State Cryptography Control authorities"	國家密碼管理機構 (State Cryptography Control Authorities and Associations)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Supervisors"	members of the supervisory committee of the Company

"Tai Fook Capital" or "Sponsor"	Tai Fook Capital Limited, an investment advisor registered under the the Securities Ordinance (Chapter 333 of the Laws of Hong Kong), the sponsor of the Placing
"Tai Fook Securities"	Tai Fook Securities Company Limited, a dealer registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong) and one of the joint bookrunners and lead managers of the Placing
"Trademark Administration"	中國國家工商局商標局 (Trademark Office of the State Administration for Industry and Commerce of the PRC)
"US"	United States of America
"US$" or "US dollars"	United States dollars, the lawful currency of the US
"WTO"	World Trade Organisation
"Yu Huan"	北京市北大宇環微電子系統工程公司 (Beijing Beida Yu Huan Microelectronics System Engineering Company), a state-owned enterprise established by the Institute of Microelectronics of Peking University on 1st February, 1993. It is principally engaged in the research, design and development of ASIC and the development of advanced microelectronic instruments for IC measurement. It is one of the Promoters.
"HK$" and "¢"	Hong Kong dollars and cents respectively, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC
"sq.m."	square metres
"%"	per cent.

"ALU"	Acronym for arithmetic logic unit, a component of a microprocessor chip used for arithmetic, comparative, and logical functions
"ASIC"	Acronym for application specific integrated circuit and also, the name of one of the Company's embedded system products
"Barrel Shifter"	An array of transistors, where the number of rows equals the word length of the data, and the number of columns equals the maximum shift width. The control wires are routed diagonally through the array. A major advantage of this shifter is that the signal has to pass through one transmission gate at most. In other words, the propagation delay is theoretically constant and independent of the shift value or shifter size
"CAD"	Acronym for computer-aided design, a system of programs and computers used in the design of engineering, architectural and scientific models ranging from simple tools to building, aircraft, integrated circuits and molecules
"CASE"	Acronym for computer-aided software engineering
"CMOS"	Acronym for complementary metal-oxide semiconductor, a semiconductor technology in which pairs of metal-oxide semiconductor field effect transistors (MOSFETs), the N-type and the other P-type, are integrated on a single silicon chip. Generally used for RAM and switching applications, these devices have very high speed and extremely low power consumption
"COS"	Acronym for chip operating system. COS is a system incorporated in smart cards and its principal functions are to control data communications between the smart card and outside devices, to manage data storage in the smart card and to carry out certain instructions

"CPU"	Acronym for central processing unit, the computational and control unit of a computer. The central processing unit is the device that interprets and executes instructions. Mainframes and early minicomputers contained circuit boards full of integrated circuits that implemented the central processing unit. Single-chip central processing units, called *microprocessors*, made possible personal computers and workstations. The central processing unit – or microprocessor, in the case of a microcomputer – has the ability to fetch, decode, execute instructions and to transfer information to and from other resources over the computer's main data-transfer path, the bus. By definition, the central processing unit is the chip that functions as the "brain" of a computer. In some instances, however, the term encompasses both the processor and the computer's memory or, even more broadly, the main computer console (as opposed to peripheral equipment)
"D/A"	Acronym for conversion of digital signal and analog signal
"digital signature"	A personal authentication method based on encryption and secret authorisation codes used for "signing" electronic documents
"e-mail"	Electronic mail
"embedded systems"	Embedded systems encompass a variety of hardware and software components which perform specific functions in the host systems, for example, satellites, washing machines, hand-held telephones and automobiles. Embedded systems have become increasingly digital with a non-digital periphery (analog power) and therefore, both hardware and software co-design are relevant. Although the design of embedded systems has been used in industrial practice for decades, the systematic design of such systems has recently gained increased attention
"Encryption"	Codification of data by rearranging sequences of data blocks through specified methods so that the rearranged data can only be restored by a special decryption method

"EPROM"	Acronym for erasable and programmable read-only memory. A non-volatile memory chip that is programmed after it is manufactured. EPROMs can be reprogrammed by removing the protective cover from the top of the chip and exposing the chip to ultraviolet light. Though EPROMs are more expensive than PROM chips, they can be more cost-effective if many changes are required
"ephemeris"	Astrological diary which lists all planet placements
"feature parameter"	Parameters used to describe the characteristics of the studied objects
"Firewall"	Typically an application intended to protect a user's or an organisation's network against unauthorised external access through access control policies. A firewall can prevent computers external to the user's or an organisation's network from communicating directly with the network of the user's or an organisation's computers
"FTP"	Acronym for File Transfer Protocol, the protocol used for uploading files to, and downloading files from, remote computer systems on a TCP/IP network
"gate terminal N channel technology"	A technology to develop N-type metallic oxidised semi-conductor transistor when going through conductive channel area based on P-type silicon substrate and the application of silicon as a gate terminal
"GIS"	Acronym for geographic information system
"GMSK"	Acronym for Ganssion Minimum Shift Keying, a modulation scheme in which the phase of the carrier is instantaneously varied by the "modulating" signal
"GPS"	Acronym for global positioning system, a new generation of satellite navigation system developed by the US navy, army and air force
"GPS Application System"	One of the Company's embedded system products that provides security control and monitoring of vehicles

"HTTP"	Acronym for Hypertext Transfer Protocol, the client/server protocol used to access information on the World Wide Web
"IC"	Acronym for integrated circuit
"ICCAD"	Acronym for integrated circuit computer-aided design
"I/O bus"	Acronym for input/output bus, a hardware path used inside a computer for transferring information to and from the processor and various input and output devices
"IP"	Acronym for intellectual property
"IP Core"	IC building block designed by a developer who owns the IP
"IT"	Acronym for information technology
"Internet"	International network that links together servers and allows data to be transferred between each server using the TCP/IP protocols. Individual user can use a modem to connect his computer to the server and have access to the world network
"Intranet"	A network designed for information processing within a company or organization. Its uses include such services as document distribution, software distribution, access to databases, and training. An intranet is so called because it usually employs applications associated with the Internet, such as web pages, web browsers, FTP sites, e-mail, newsgroups, and mailing lists, and which are accessible only to those within the company or organization
"ISDN"	Acronym for Integrated Services Digital Network, a worldwide digital communications network evolving from existing telephone services. The goal of ISDN is to replace the current telephone network, which requires digital-to-analog conversions, with facilities totally devoted to digital switching and transmission, yet advanced enough to replace traditionally analog forms of data, ranging from voice to computer transmissions, music and video

"Local area network" or "LAN"	A group of computers and other devices dispersed over a relatively limited area and connected by a communications link that enables any device to interact with any other on the network. LANs commonly include computers and shared resources such as laser printers and large hard disks. The devices on a LAN are known as nodes, and the nodes are connected by cables through which messages are transmitted
"Network Security Products"	One of the Company's embedded system products that provides security control of information in external and internal network
"PC"	Acronym for personal computer
"PCB"	Acronym for printed circuit board, a flat board made of non-conductive material, such as plastic or fiberglass, on which chips and other electronic components are mounted, usually in predrilled holes designed to hold them. The component holes are connected electrically by predefined conductive metal pathways that are printed on the surface of the board. The metal leads protruding from the electronic components are soldered to the conductive metal pathways to form a connection
"POS"	Acronym for point of sale, the place in a store at which goods are paid for. Usually, POS refers to computerized transaction systems, such as those in use at supermarkets, using scanners for reading tags and bar codes, electronic cash registers, and other special devices to record purchases at this point
"PROM"	Acronym for programmable read-only memory, a type of read-only memory (ROM) that allows data to be written into the device with hardware called a PROM programmer. After a PROM has been programmed, it is dedicated to that data, and it cannot be reprogrammed

"RAM"	Acronym for random access memory, semiconductor-based memory that can be read and written by the central processing unit (CPU) or other hardware devices. The storage locations can be accessed in any order. Note that the various types of ROM memory are capable of random access, but cannot be written to. The term RAM, however, is generally understood to refer to volatile memory that can be written to as well as read
"ROM"	Acronym for read-only memory
"RISC"	Acronym for reduced instruction set computer, a type of microprocessor design that focuses on rapid and efficient processing of a relatively small set of simple instructions that comprises most of the instructions a computer decodes and executes. RISC architecture optimizes each of these instructions so that it can be carried out very rapidly – usually within a single clock cycle
"Router"	An intermediary device on a communications network that expedites message delivery. On a single network linking many computers, a router receives transmitted messages and forwards them to their correct destinations over the most efficient available route. On an interconnected set of LANs using the same communications protocols, a router serves the function of acting as a link between LANs, enabling messages to be sent from one to another
"Security IC(s)"	An ASIC for specific security purposes
"SMTP"	Acronym for Simple Mail Transfer Protocol, a TCP/IP protocol for sending messages from one computer to another on a network. This protocol is used on the Internet to route e-mail
"Smart Card Application System"	One of the Company's embedded system products that provides access control and point of sale, etc.
"TCP/IP"	Acronym for Transmission Control Protocol/Internet Protocol, a protocol developed by the US Department of Defense for communications between computers

"VERILOG"	A hardware description language used in the design of digital electronic system. It allows the designers for the implementation of multi-level logic design and the provision of timing analysis and logic synthesis during system simulation and verification
"VHDL"	Acronym for very-high-speed integrated circuit (VHSIC) hardware-description language
"WFAS"	Acronym for wireless fire alarm system, one of the Company's embedded system products that provides reliable protection against fire hazards
"World Wide Web" or "www"	The total set of interlinked hypertext documents residing on HTTP servers all around the world

In evaluating an investment in the H Shares, potential investors should consider carefully all the information contained in this prospectus, including the risk factors as set out below.

RISKS ASSOCIATED WITH THE COMPANY

Limited operating history and a history of operating loss

Prior to the Reorganisation, the Company's operations in the design and development of embedded technology and embedded system products were carried out and conducted by the Predecessor Entities. For the two years ended 31st December, 1999, the Company incurred net losses of approximately RMB4.8 million and RMB4.5 million, respectively. The Company's past operating results have been, and its future operating results will be, subject to fluctuations due to a variety of factors, including competition, rapid changes in technology, frequent introduction of new products, success in implementing its business strategy and objectives, changes in the pricing basis of its products, and the Company's ability to maintain its leading position in the PRC as a developer of embedded system software and as a system designer in integrated circuits.

It is possible that the Company will incur operating losses in the foreseeable future if the increases in operating and capital expenditures as well as sales and marketing costs are not matched by corresponding increases in revenue in the near term.

Reliance on Peking University and the Four Domestic Promoters

The operating businesses of the Company immediately upon completion of the Reorganisation were transferred by the Predecessor Entities. These businesses were to a large extent developed by the Predecessor Entities with strong technological support from Peking University. In this regard, the loss of technological support from Peking University could result in a material and adverse impact on the Company's performance. To ensure continued technological support from Peking University, the Company and Peking University on behalf of the Institutes entered into a technological cooperation and support agreement on 17th April, 2000 pursuant to which the Institutes agreed to provide continuous technological support to the Company for an indefinite term. The Four Domestic Promoters have also entered into a similar technological cooperation and support agreement with the Company for an indefinite term. The Four Domestic Promoters are controlled directly and indirectly by Peking University.

In addition, the Company has entered into several other agreements directly or indirectly with Peking University and the Four Domestic Promoters relating to the business of the Company. Particulars of such agreements are set out in the section headed "Relationship with Peking University" in this prospectus. Further, the technical staff responsible for the research and development of the operating businesses of the Company were transferred from the Four Domestic Promoters to the Company upon completion of the Reorganisation. In this respect and to a certain extent, the Company continues to rely on Peking University and its associates

for technological support. Potential investors should be aware that in the event of any early termination of any of the above agreements or any change in relationship between Peking University and the Company, the Company's performance may be adversely affected.

Reliance on key employees

As at the Latest Practicable Date, the Company has 5 executive Directors and 8 senior management staff, who are responsible for the implementation of the Company's business plan and overseeing the daily operation of the Company. Each of the executive Directors has signed service contracts with no provision for early termination with the Company for a fixed term of three years commencing from the date of incorporation of the Company. Each of the senior management staff has signed service contracts with a provision for early termination with the Company for a fixed term of three years commencing from the date of incorporation of the Company. The Company depends, to a significant extent, on the services of these key employees, the loss of any of whom may adversely affect the Company's performance.

Dependence on customers

For the two years ended 31st December, 1999, the Company's five largest customers in aggregate accounted for approximately 93.1% and 69.1% respectively of the Company's total turnover. Some of the Company's products have been developed at the request of government authorities, which have since become major customers of the Company. With its established relationship with the State, government bodies and enterprises established by government authorities such as Ministry of Public Security, 交通部 (the Ministry of Communications), 軍隊 (the People's Liberation Army) and 海關 (Customs) and semi-governmental organisations such as banks, these customers are expected to continue their purchase of the Company's products and to account for a substantial portion of the Company's revenue. Any reduction or delay in sales of the Company's products to these customers could have a material adverse effect on the Company's operating results.

For the two years ended 31st December, 1999, no revenues generated from sales of any embedded system products to members of the Jade Bird Group or Peking University. However, deferred revenue derived from sales to the Jade Bird Group and Peking University amounted to an aggregate of approximately RMB10,760,000 as at 31st December, 1999. To regulate the relationship between the Jade Bird Group and Peking University, the Company entered into master sales agreements with Beijing Tianqiao and Tian Mu Monitored Security System Company Limited (四川天目監控保安系統有限公司) (hereinafter called "Tian Mu"), the equity of which is owned as to 30% by Jade Bird, on 17th April, 2000 for the sale of embedded system products to Beijing Tianqiao and Tian Mu. In anticipation of the business expansion of the Jade Bird Group and the Company, the Directors believe that the Company will continue to engage in similar transactions with the Jade Bird Group and Peking University in the future. Should the Jade Bird Group and Peking University cease to place orders with the Company for the purchase of embedded system products, the Company's profits may be adversely affected.

Manufacturing and availability of components

While the Company is principally engaged in the research and development of software and design of integrated circuits, the Company's manufacturing operations consist primarily of final assembly, testing and quality control of hardware and parts. For the two years ended 31st December, 1999, the Company's five largest suppliers, in aggregate, accounted for approximately 26.7% and 26.6% respectively of the total purchases of the Company. Although the Directors believe that many of the hardware and parts used in the production of the Company's finished products are generally readily available from a variety of sources, there can be no assurance that the Company may not experience shortage of certain components which may have an adverse effect on the Company's business and operating results.

Non-competition undertakings

Peking University and the Four Domestic Promoters respectively entered into non-competition agreements with the Company on 17th April, 2000, pursuant to which Peking University and the Four Domestic Promoters have irrevocably undertaken to the Company and its associated enterprises that each of them will not directly or indirectly engage in any business activities that compete with the existing and future embedded system products of the Company. Further, pursuant to the technological support and cooperation agreement between Peking University on behalf of the Institutes and the Company, the Company has been given the first priority to obtain the transfer or license of the sole use of any technology independently researched and developed by the Institutes in accordance with the provisions of such agreement. Details of the non-competition agreements are set out in the section headed "Relationship with Peking University" in this prospectus.

The above non-competition agreements provide that if the aggregate shareholding percentage of the Four Domestic Promoters in the Company shall fall below 20% in the future, the non-competition agreements would be terminated. Potential investors should note that, although the Four Domestic Promoters cannot lawfully transfer their respective Promoters Shares within three years after the establishment of the Company, any such transfer which leads to termination of the non-competition agreements and which may adversely affect the Company's business, operating results and financial condition.

Taxation

Pursuant to an approval certificate dated 13th April, 2000, being Certificate No. HZ1386 granted by the People's Government of Beijing Municipality, the Company is certified as a new and high-technology enterprise in the experimental area and therefore entitles to certain preferential tax treatment which principally include a reduced income tax rate of 15% and an exemption from income tax in the first three years following its inauguration and shall, upon approval by the People's Government of the Beijing Municipality, be allowed a 50% reduction on the basis of the reduced income tax rate of 15% in the fourth to sixth years. Please refer to the paragraph headed "Taxation" under the section headed "Financial information" in this prospectus for further details of the preferential tax treatment applicable to the Company.

Investors should note that there can be no assurance that the preferential tax treatment referred to above will continue in the future and if not, the profitability of the Company may be adversely affected.

RISKS ASSOCIATED WITH THE INDUSTRY

Regulations for commercial cryptographic products and security products relating to computer information systems in the PRC

The Commercial Cryptographic Administration Regulations were introduced by the State Council on 7th October, 1999 in order to strengthen the licensing and regulation of commercial cryptographic products in the PRC. Such regulations govern the technology and production relating to encryption and use of security certificates on information not involving secret information of the State.

The regulations are only applicable to cryptographic products for commercial use. Under such regulations, research and development of cryptography for commercial use can only be undertaken by institutions with the requisite level of technical skills and research equipment and that such institutions have to be designated by the State Cryptography Control authorities. Likewise, manufacturing and sale of commercial cryptographic products can only be undertaken by those units designated by the State Cryptography Control authorities. Any unauthorised production of commercial cryptographic products is prohibited. Manufacturers of cryptographic products are required to have the requisite levels of skill and equipment for the manufacturing and production of commercial cryptographic products. All models of the cryptographic products have to be examined by the State Cryptography Control authorities prior to commencement of production.

Sales of commercial cryptographic products also have to be conducted through qualified sales organisations. Only organisations which satisfy the qualifications set by the regulations will be issued a 商用密碼產品銷售許可證 (Commercial Cryptographic Products Sales Permit). Details of the purchasers, including company name, address, identity number and the use of the cryptographic products have to be filed with the State Cryptography Control authorities.

In accordance with the Commercial Cryptographic Administration Regulations, application has to be made to the State Cryptography Control authorities by the Company for the production and sales permit for its encryption device. Jade Bird obtained an approval for product requirement standard from the State Cryptography Control authorities in respect of the Security ICs in 1999 ("Security ICs Approval"). On 7th June, 2000, the Company obtained an approval from the State Cryptography Control authorities to have the Security ICs Approval transferred to the Company so that the Company shall have the right to conduct research, production and related business activities in respect of the Security ICs. In the future, the Company plans to make applications to the State Cryptography Control authorities for the research, production and sales permit for each of its new encryption device or commercial cryptographic products to be developed by the Company. Potential investors should note that

there is no assurance that the State Cryptography Control authorities will approve such permits or grant approval to the Company or that the Company will be able to engage an authorised manufacturer for production of its future commercial cryptographic products and in such event, there may be a material adverse effect on the Company's business, operating results and financial conditions. It should also be noted that the imposition of additional or more stringent regulations relating to commercial cryptographic products may adversely affect the future development of the Company's business.

Competition

In view of its relationship with Peking University and the nature of the majority of its product lines, the Directors do not consider that the Company at present faces any major competition in the PRC domestic market. Nevertheless, due to frequent product introductions with improved price and/or performance characteristics, the markets for the Company's product lines will be subject to growing competition. Even if the Company does introduce advanced products in a timely manner, there can be no assurance that such new products will gain market acceptance. The Directors anticipate that competition from other companies in each of its product lines may intensify in the future and the Company's overall profit margins may be affected if the Company is not able to respond with new products which meet market demands.

Trademark infringement

The Company is in the process of registering the symbol as a trademark under Hong Kong law and the PRC law. The Company has applied to both the Intellectual Property Department of Hong Kong and the Trademark Administration for registration of its own trademarks and the Directors anticipate that the registration of such trademarks will complete by August 2000 and July 2001, respectively. Pending registration of the trademarks, the Company has entered into a trademark licence agreement with Jade Bird Software for use of the two trademarks registered by Jade Bird Software on its products. Further details of the licence are set out in the paragraph headed "Intellectual Property Rights" under the section headed "Business".

However, as infringement of intellectual property rights by way of sales of counterfeit goods occurs in the PRC as well as in Hong Kong, potential investors should be aware that even if registration of the symbol as the Company's trademark is completed and protected by the relevant laws, there will always be a market for counterfeit products given the price difference between counterfeit goods and the original version. Total eradication of trademark infringement is very difficult. The Company's profitability may be adversely affected if its trademarks are infringed.

Protection of non-patented technology

The Company has a strong research and development team, which has achieved significant results in developing embedded technology during the recent years. However, the Company has not applied for any patents on its research results and all such results are held by the Company as non-patented technology. As there are few provisions providing protections to non-patented technology under the PRC law, and notably only under Article 10 of the PRC Anti-Unfair Competition Law, the operating results of the Company may be adversely affected if the non-patented technology of the Company is infringed by any other persons.

GPS techniques

The GPS satellites are controlled by the US government, and the accuracy of the GPS positioning technique is also restricted by the US government. Potential investors should note that there is no assurance that the US government will not implement stringent policy to restrict the usage of the GPS satellites. In such event, this may have a material adverse effect on the future development of the Company's business, in particular, GPS Application System, operating results and profitability.

New product development

The business development of the Company in the near future will to a certain extent be dependent upon software and integrated circuits that are currently being developed by the Company. However, despite repeated trial testings by the Company, errors may still be found in the Company's developed software and integrated circuits, or, there can be no assurance that if errors are discovered, they will be corrected in a timely manner. In addition, the Company may experience difficulties in the research and development of new embedded system products or that the introduction of new products does not meet changes in market demands. If the Company is unable to develop new software and hardware on a timely basis or enhance its existing embedded systems, or if the embedded systems developed by it do not achieve the anticipated level of market acceptance, the Company's business, operating results and financial conditions may be adversely affected.

Technological changes

The market for the Company's products is characterised by frequent product introductions, rapidly changing technology and continued evolution of new industry standards which result in rapid product obsolescence and short life cycles. The development of technologically advanced products is a complex and uncertain process requiring extensive research and application, high levels of innovation as well as accurate anticipation of technological and market trends. There can be no assurance that the Company's research and development will be able to identify and develop new embedded software and hardware or improve its existing embedded system which effectively meets the market demands and to manufacture, market and support new or enhanced products successfully in a timely manner. Further, the Company

or its competitors may introduce new products or product enhancements that shorten the life cycle of, or render obsolete, the Company's existing product lines. In such event, there may be a material adverse effect on the Company's business, operating results and financial conditions.

Entry into WTO

As the PRC laws and regulations currently impose control on the imports of certain foreign security-related embedded products into the PRC, foreign competitors which have comparatively more advanced security-related embedded technology currently do not impose any direct threat to the Company so far as the PRC market is concerned. However, there can be no assurance that such protective regulations will remain in place following the PRC's entry into the WTO and in such event, the Company's sales may be adversely affected as a result.

Regulations for radio frequency in the PRC

According to the PRC Radio Frequency Administration Regulations, radio frequency resources are owned by the State. The Ministry of Information Industry Wireless Management Authority has the right to plan, manage and allocate different radio frequencies. Before any user may use a radio frequency, it must apply to the state or local level of the Ministry of Information Industry Wireless Management Authority which has discretion in granting a radio frequency usage permit. A radio frequency usage permit is granted for a fixed term, during which no unit or individual holding a radio frequency usage permit may transfer, directly or indirectly, the allocated radio frequency without having first obtained the prior approval of the appropriate level of the Ministry of Information Industry Wireless Management Authority and must observe the related regulations regarding State management of the radio frequency. The lease or disguised lease of the radio frequency usage permit is prohibited.

The Company has obtained a Radio Transmission Equipment Type Approval Certificate from the Ministry of Information Industry Wireless Management Authority for its JB230M GPS products which is valid for a period of five years from the date of issue on 27th January, 2000. Potential investors should note that there can be no assurance that the Company will be able to obtain the relevant approval certificate from the Ministry of Information Industry Wireless Management Authority for its future products.

RISKS ASSOCIATED WITH THE PRC

PRC political and economic considerations

All of the Company's operations are located in the PRC. Potential investors should note that changes in the economic and political situation in the PRC and policies adopted by the State to regulate the PRC economy may affect the Company's operations in the PRC and its performance and profitability.

The PRC economy has traditionally been a centrally planned economy subject to a series of state economic plans adopted by the State. Over the past twenty years, the State has been reforming the economic and political systems in the PRC. Such reforms have resulted in significant economic and social advancement. Many of the reforms are unprecedented and are expected to be refined and improved upon while political, economic and social factors may also lead to further readjustment of the reform measures. The refinement and readjustment process, however, may not always have a positive effect on the operations of the Company. There is also no assurance that the State will continue to pursue economic reforms.

There is no assurance that the Company's performance and profitability will not be adversely affected by changes in the political, economic and social conditions in the PRC and by changes in the State policies such as changes in laws and regulations (or the interpretations thereof), the introduction of measures to control inflation, changes in the rate or method of taxation, and the imposition of additional restrictions on currency conversion and overseas remittances.

Legal system

The PRC legal system is a civil law system which is based on written statutes and in which decided legal cases have little precedential value. Although since 1979, many laws and regulations governing economic matters have been promulgated and amended in the PRC to provide general guidance on economic and business practices, the PRC legal system is still considered to be underdeveloped in comparison with the legal systems of some western countries. The interpretation of the PRC law may be inconsistent and somehow influenced by policy changes reflecting domestic political and social changes. In addition, the enforcement of existing laws can be uncertain and unpredictable.

Significant progress has been made in the promulgation of laws and regulations dealing with economic matters such as corporate organisation and governance, foreign investment, commerce, taxation and trade. The promulgation of new laws, changes of existing laws and the abrogation of local regulations by national laws could have a negative impact on the business and prospects of the Company's business.

Different regulatory framework

As substantially all of the Company's business is conducted in the PRC, the Company's operations are governed principally by the laws of the PRC. As a PRC company offering and listing its shares outside the PRC, the Company is subject to the Special Regulations and to the Mandatory Provisions. The Mandatory Provisions contain certain provisions that are required to be included in the articles of association of PRC companies to be listed abroad and are intended to regulate the internal affairs of those companies. The Company Law and the Special Regulations, in general, and provisions for the protection of shareholders' rights and

access to information, in particular, are less developed than those applicable to companies incorporated in Hong Kong, the United Kingdom, the United States and other developed countries or regions.

The Company Law is different in certain important aspects from company laws in Hong Kong, the United States and other common law countries or regions, particularly with regard to investor protection, including in such areas as derivative actions by minority shareholders and other minority protections, restrictions on directors, financial disclosure, variations of class rights, procedures at general meetings and payments of dividends.

The limited nature of investor protection under the Company Law is compensated for, to a certain extent, by the introduction of the Mandatory Provisions and certain additional requirements that are imposed by the GEM Listing Rules with a view to reducing the scope of differences between Hong Kong company law and the Company Law. The Mandatory Provisions and those additional requirements must be included in the articles of association of all PRC companies applying to be listed in Hong Kong. The Articles of Association incorporate the provisions required by the Mandatory Provisions and the GEM Listing Rules. Despite the incorporation of those provisions, there can be no assurance that shareholders of the Company will enjoy protections that they may be entitled to in other jurisdictions.

Securities laws and regulations

At present, the regulatory framework for the securities industry in China is at an early stage of development. The CSRC is responsible for administering and regulating the national securities markets and drafting relevant regulations for the regulation of the national securities markets. Regulations of the State Council and the relevant implementing measures of the CSRC, such as provisions dealing with acquisitions of listed PRC companies and disclosure of information, apply to listed companies in general without being confined to companies listed on any particular stock exchange. Hence it is possible that those provisions may be applicable to a joint stock company with limited liability with shares listed on a stock exchange outside the PRC, such as the Company.

On 1st July, 1999, 中華人民共和國證券法 (the PRC Securities Law) became effective. The PRC Securities Law is the fundamental law comprehensively regulating the securities markets in the PRC and applies to the issuance and trading in the PRC of shares, company bonds and other securities designated by the State Council according to law. The Company Law, the rules and regulations recently promulgated thereunder and laws relating to PRC companies whose shares are offered overseas provide, to a certain extent, a legal framework governing the corporate behaviour of companies, such as the Company, and their directors and shareholders. Investors should note that the regulatory framework for the securities industry in China is at an early stage of development, any change of which is beyond the control of the Company.

Enforceability of judgments and arbitration

The PRC has not entered into treaties or arrangements providing for the recognition and enforcement of judgments of courts in Hong Kong or most other jurisdictions. Accordingly, it may be difficult to secure recognition and enforcement in the PRC of the judgments of courts in other jurisdictions. It should also be noted that under the Articles of Association, if a holder of H Shares has a dispute with the Company, a Director, a Supervisor, a manager, an officer or has a claim arising out of the Articles of Association or any rights or obligations conferred or imposed by Company Law and regulations concerning the affairs of the Company, that person shall, unless otherwise provided in the Articles of Association, submit the dispute or claim to the Hong Kong International Arbitration Centre or the China International Economic and Trade Arbitration Commission for arbitration. The arbitral award shall be final and binding on all parties.

The PRC is a signatory to the United Nations Convention on the Recognition and Enforcement of Foreign Arbitral Awards (the "New York Convention") which has historically permitted reciprocal enforcement in the PRC of awards of arbitral bodies located in other New York Convention signatory countries. Following the resumption of sovereignty over Hong Kong by the PRC on 1st July, 1997, the New York Convention no longer applies to the enforcement of Hong Kong arbitration awards in other parts of the PRC. On 21st June, 1999, an arrangement was made between Hong Kong and the PRC for the mutual enforcement of arbitration awards. This new arrangement was approved by the Supreme Court of the PRC and the Hong Kong Legislative Council, and became effective on 1st February, 2000.

Further information on arbitration, including the "Arbitration Law of the People's Republic of China" which became effective on 1st September, 1995 is set out in the paragraph headed "Arbitration and Enforcement of Arbitral Awards" in Appendix 3.

Currency conversion and exchange rate risks

Substantially all the operating revenues of the Company are denominated in RMB. To pay dividends to shareholders outside the PRC, a portion of the Company's RMB revenues must be converted into Hong Kong dollars. As part of PRC currency reforms, with effect from 1st January, 1994, the PRC government abolished its two-tier exchange rate system and replaced it with a unified system which is subject to market demand and supply. Under the new system, the PBOC quotes a daily exchange rate for RMB to US dollars based on the previous day's dealings in the inter-bank foreign exchange market. Despite such development, the RMB is still not freely convertible.

As the exchange rate is based largely on market forces, the exchange rates for the RMB against other currencies, including US dollars and Hong Kong dollars, are susceptible to movements based on external factors and there can be no assurance that the RMB will not be subject to devaluation. Should RMB be devalued, the value of the profitability of the Company's business in term of Hong Kong dollars will be adversely affected.

For the purposes of the listing of the H Shares on GEM, the Company has sought a number of waivers from the GEM Listing Division in relation to certain requirements under the GEM Listing Rules. Details of such waivers are described below.

SHARE OPTION SCHEME

Rule 23.03(2) of the GEM Listing Rules requires that the total number of H Shares subject to the Share Option Scheme and any other schemes must not, in aggregate, exceed 10% of the issued share capital of the Company from time to time (the "Scheme Limit"). The Company has applied for a waiver from strict compliance with Rule 23.03(2) of the GEM Listing Rules so that the Scheme Limit can be increased to 30% of the issued share capital of the Company from time to time. Such waiver has been granted by the Stock Exchange subject to the following conditions:

(1) The total number of H Shares which may be acquired pursuant to the exercise of options under the Share Option Scheme and any other scheme, must not, in aggregate, exceed 30% of the issued share capital of the Company from time to time.

(2) Subject to (1) above, the Company may seek approval by shareholders in general meeting to grant options under the Share Option Scheme and any other schemes entitling participants to acquire H Shares pursuant to the exercise of options representing up to an aggregate of 10% of the issued share capital of the Company at the time of approval ("General Mandate Limit"), which may be renewed by shareholders in general meetings from time to time.

(3) Subject to (1) above, the Company may seek a separate shareholders' approval in general meeting to grant options beyond the General Mandate Limit to participants specified by the Company.

(4) If options are granted to a connected person (as such term is defined in the GEM Listing Rules), the granting of such options will be subject to all independent non-executive Directors' approval and where options are proposed to be granted to a connected person who is also a substantial shareholder (as such term is defined in the GEM Listing Rules) or any of its associates, and the proposed grant of options, when granted with the options already granted to that connected person in the past 12 months period, would entitle him to receive more than 0.1% of the total issued Shares for the time being and the value of which is in excess of HK$5,000,000, the granting of such option will be subject to independent shareholders' approval.

(5) The following additional disclosures will be made in the annual and interim reports of the Company:

    (i) details of options granted to the following persons: each director and all the other participants; and

(ii) a summary of the major terms of each share option scheme approved by shareholders.

CONNECTED TRANSACTIONS

Peking University and the Four Domestic Promoters are parties to certain transactions that will, upon the listing of the Company on GEM, constitute non-exempt continuing connected transactions for the purpose of the GEM Listing Rules. These transactions (details of which are set out in the paragraph headed "Connected Transactions" in the section headed "Relationship with Peking University" in this prospectus) include:

(1) the provision of technological cooperation and support by the Four Domestic Promoters to the Company;

(2) the provision of technological cooperation and support by Peking University on behalf of the Institutes to the Company;

(3) the provision of an exclusive licence to use 230M frequency band GPS technology to the Company by Beijing Tianqiao;

(4) the sale of GPS Application System by the Company to Tian Mu;

(5) the sale of Network Security Products by the Company to Beijing Tianqiao;

(6) the leasing of technical equipment by the Company from the Institute of Microelectronics of Peking University; and

(7) the leasing of technicial equipment by the Institute of Microelectronics of Peking University from the Company.

In the opinion of the Directors (including the independent non-executive Directors) and Tai Fook Capital, the above transactions are entered into under normal commercial terms and in the ordinary and usual course of business, and are fair and reasonable and in the interests of the shareholders of the Company as a whole.

The connected transactions described above (the "Non-Exempt Continuing Connected Transactions") constitute non-exempt continuing connected transactions under Rule 20.26 of the GEM Listing Rules and are therefore subject to the reporting requirements set out in Rule 20.34, the announcement requirement set out in Rule 20.35 and the shareholders' approval requirement set out in Rule 20.36 of the GEM Listing Rules. It is considered that strict compliance with the requirements for the Non-Exempt Continuing Connected Transactions would be impractical. As such, the Company has applied to the Stock Exchange for waivers from strict compliance with such relevant requirements of the GEM Listing Rules for the Non-Exempt Continuing Connected Transactions for the period up to 31st December, 2002.

The Stock Exchange has indicated that it will grant waivers for the need to comply with the requirements in respect of the Non-Exempt Continuing Connected Transactions on the following conditions:

(i) the Non-Exempt Continuing Connected Transactions will be entered into:

(aa) in the ordinary course of business of the Company as defined in the GEM Listing Rules;

(bb) on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms not less favourable than terms available for independent third parties;

(cc) in accordance with the relevant agreements on terms that are fair and reasonable so far as the shareholders of the Company are concerned and in the interests of the shareholders of the Company as a whole;

(dd) with the annual aggregate value of each of the Non-Exempt Continuing Connected Transactions not exceeding the relevant annual caps;

(ii) details of the transactions shall be disclosed in the Company's annual report as set out in Rules 20.34(1) to (5) of the GEM Listing Rules;

(iii) the independent non-executive Directors shall review annually the Non-Exempt Continuing Connected Transactions and confirm in the Company's next annual report and accounts that the transactions have been entered into:

(aa) in the ordinary and usual course of business of the Company;

(bb) on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms not less favourable than terms available for independent third parties;

(cc) in accordance with the relevant agreements governing them on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole;

(iv) each year the auditors of the Company shall provide a letter to the Company's board of Directors (with a copy to the GEM Listing Division of the Stock Exchange), confirming that the Non-Exempt Continuing Connected Transactions:

(aa) have received the approval of the Directors;

(bb) have been entered into in accordance with terms of the relevant agreement governing the transactions, and the pricing policies as stated therein if the transactions involve provision of goods or services by the Company; and

(cc) have not exceeded the relevant caps agreed with the Stock Exchange (the "Caps"), details of which are set out in the paragraph headed "Non-Exempt Contining Connected Transactions" in the section headed "Relationship with Peking University" in this prospectus;

(v) the Company shall promptly notify the GEM Listing Division of the Stock Exchange if it knows or has reason to believe that the independent non-executive Directors and/or the auditors will not be able to confirm the matters set out in Rules 20.27 and/or 20.28 of the GEM Listing Rules respectively, in which case the Company may have to re-comply with Rules 20.26(3) and (4) and any other conditions the GEM Listing Division of the Stock Exchange considers appropriate in respect of the Non-Exempt Continuing Connected Transactions.

The Stock Exchange has granted waivers for a period of three years to 31st December, 2002 as described above. This means that the Company has to comply strictly with the requirements of Chapter 20 of the GEM Listing Rules in respect of the Non-Exempt Continuing Connected Transactions if still continuing, after 31st December, 2002 unless the Company obtains similar waivers from the Stock Exchange in relation thereto.

In the event that any of the Caps are exceeded or if the Company enters into any new transactions or agreements with any connected persons (within the meaning of the GEM Listing Rules) in the future, the Company will comply with the provisions of Chapter 20 of the GEM Listing Rules dealing with connected transactions unless it applies for, and obtains, a separate waiver from the Stock Exchange.

FINANCIAL PERIOD REPORTED ON

Pursuant to Rule 11.11 of the GEM Listing Rules, the latest financial period of the Company reported on by the reporting accountants must not have ended more than six months before the date of this prospectus. The accountants' report contained in this prospectus has been prepared to include combined results of the Company for the two years ended 31st December, 1999. The Company has applied for and the Stock Exchange has granted a waiver from compliance with Rule 11.11 of the GEM Listing Rules. The Directors confirmed that they have performed sufficient due diligence on the Company to ensure that, save as disclosed herein, up to the date of the issue of this prospectus, there has been no material adverse change in the financial position of the Company since 31st December, 1999, and there is no event which would materially affect the information shown in the accountants' report of the Company as set out in Appendix 1 to this prospectus.

ESCROW ARRANGEMENTS

Under the GEM Listing Rules, every initial management shareholder and significant shareholder shall comply with the following:

1. Every initial management shareholder shall place in escrow, with an escrow agent acceptable to the Stock Exchange, its relevant shares for a period of two years from the listing date, on terms acceptable to the Stock Exchange (Rule 13.16(1) of the GEM Listing Rules); and

2. Every significant shareholder shall place in escrow, with an agent acceptable to the Stock Exchange, its relevant shares for a period of six months from the listing date (Rule 13.18(1) of the GEM Listing Rules).

The Directors consider that Rules 13.16(1) and 13.18(1) of the GEM Listing Rules are not applicable to: (1) the Promoters Shares held by the Four Domestic Promoters, Dynamic Win and New View Venture Limited and (2) the Promoters Shares held by Asian Technology Investment Company Limited as significant shareholder ("Significant Shareholder") for the following reasons:

1. The Promoters Shares of the Initial Management Shareholders and the Significant Shareholder are subject to the following legal restrictions under the relevant laws and regulations of the PRC:

   (a) Article 147 of the Company Law provides that promoter's shares of a joint stock limited liability company established under the Company Law are not transferable within three years after the establishment of such company; and

   (b) Article 75 of 中華人民共和國擔保法 (the PRC Security Law) provides that only shares which are transferable may form lawful security for the purposes of pledge or charge in the PRC.

   As the Company was incorporated as a joint stock limited liability company on 29th March, 2000, the Promoters Shares of the Initial Management Shareholders and the Significant Shareholder are subject to the restrictions imposed by the Company Law and PRC Securities Law and are therefore not transferable for three years until 29th March, 2003. As the Promoters Shares are not transferable, they cannot constitute lawful security for pledge or charge in the PRC.

2. Promoters Shares are not represented by any form of physical scrip or title documents. The Initial Management Shareholders and the Significant Shareholder may not be able to create any pledge or charge by deposit of the title documents of their respective Promoters Shares or any part thereof. This also means that the

subject matter for custody by the escrow agent under Rules 13.16(1) and 13.18(1) of the GEM Listing Rules do not physically exist in any form available for custody purposes.

Given that the intent and purposes of Rules 13.16(1) and 13.18(1) of the GEM Listing Rules have been achieved by the relevant provisions of the PRC laws and regulations, which apply to restrict the rights of the Initial Management Shareholders and the Significant Shareholder from disposing of or pledging their respective Promoters Shares for a period which is effectively longer than the periods specified by the relevant GEM Listing Rules, the Company has applied for waivers from strict compliance with Rules 13.16(1) and 13.18(1) of the GEM Listing Rules and the waiver has been granted by the Stock Exchange on the condition that in the event if the relevant PRC laws and regulations are relaxed or removed, the Initial Management Shareholders and the Significant Shareholder would have to respectively comply with the escrow arrangement requirements under Rules 13.16(1) and 13.18(1) of the GEM Listing Rules.

DIRECTORS' RESPONSIBILITY FOR THE CONTENTS OF THIS PROSPECTUS

This prospectus, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief:–

1. the information contained in this prospectus is accurate and complete in all material respects and not misleading;

2. there are no other matters the omission of which would make any statement in this prospectus misleading; and

3. all opinions expressed in this prospectus have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

CONSENT OF THE CSRC

The CSRC has given its consent to the Placing and the making of applications by the Company to list the H Shares on GEM. In granting such consent, the CSRC accepts no responsibility for the financial soundness of the Company nor the accuracy of any of the statements made or opinions expressed in this prospectus.

FULLY UNDERWRITTEN

The Placing is an offer by the Company of 24,000,000 H Shares which are being offered in Hong Kong for subscription at a price of HK$11.00 per H Share. The Placing Shares are being offered by way of placing to professional, institutional and other investors at the Placing Price. The Placing is subject to the conditions set out under the section headed "Structure and conditions of the Placing" in this prospectus. Each person subscribing for the Placing Shares will be required to, or deemed by its subscription for the Placing Shares to, confirm that it is aware of the restrictions on offers of the Placing Shares described in this prospectus. This prospectus is published solely in connection with the Placing.

The Placing is sponsored by Tai Fook Capital and fully underwritten by the Placing Underwriters. For further information about the underwriting arrangements, please refer to the section headed "Underwriting" on pages 143 to 147.

H SHARES TO BE OFFERED IN HONG KONG ONLY

No action has been taken in any jurisdiction other than Hong Kong to permit any offering of the H Shares or the distribution of this prospectus in any jurisdiction other than Hong Kong. This prospectus is not an offer or invitation nor is it calculated to invite or solicit

offers in any jurisdiction in which it is not authorised, nor is it an offer or invitation to any person to whom it is unlawful to make an authorised offer or invitation.

United States

The H Shares have not been and will not be registered under the US Securities Act of 1933, as amended (the "US Securities Act"), and may not be offered or sold within the United States, or to, or for the account or benefit of, US persons except in certain transactions exempt from, or not subject to, the registration requirements of the US Securities Act. The H Shares are being offered and sold outside of the United States to non-US persons in reliance on Regulation S under the US Securities Act. Terms used in this section have the meanings given to them by Regulation S under the US Securities Act.

The H Shares may not be offered or sold (i) as part of the distribution at any time or (ii) otherwise until 40 days after the latest of the commencement of the Placing, the closing date of the Placing and the closing date for any exercise of the Over-allotment Option, within the United States or to, or for the account or benefit of, US persons, and the Placing Underwriters will send to each dealer to which it sells H Shares during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the H Shares within the United States or to, or for the account or benefit of, US persons.

In addition, until 40 days after the later of the commencement of the Placing, the closing date of the Placing and the closing date of any exercise of the Over-allotment Option, an offer or sale of H Shares within the United States (whether or not as part of the Placing) by any dealer (whether or not participating in the Placing) may violate the registration requirements of the US Securities Act if such offer or sale is made otherwise than in accordance with an exemption from, or in a transaction not subject to, such registration requirements.

The H Shares have not been approved or disapproved by the US Securities and Exchange Commission, any state securities commission in the United States or any other US regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the offering of the H Shares or the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offence in the US.

United Kingdom

This prospectus has not been approved by an authorised person in the United Kingdom and has not been registered with the Registrar of Companies in the United Kingdom. The H Shares may not be offered or sold in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the

meaning of the Financial Services Act 1986 as amended by Public Offers of Securities Regulations 1995 and where the applicable provisions of the Financial Services Act 1986 have been complied with. In addition, no person may issue or pass on to any person in the United Kingdom any document received by him in connection with the issue or sale of the H Shares unless that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 (as amended) or is a person to whom such document may otherwise lawfully be issued or passed on.

Japan

The Placing has not been and will not be registered under the Securities and Exchange Law of Japan (the "Securities and Exchange Law"). The H Shares which are being offered hereby may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to the applicable exemption from the registration requirements of the Securities and Exchange Law and in compliance with any other applicable requirements of Japanese law.

Singapore

This prospectus has not been and will not be registered as a prospectus with the Registrar of Companies and Business in Singapore and the H Shares will be offered in Singapore pursuant to exemptions invoked under Division 5A of Part IV of the Companies Act (Chapter 50 of Singapore (the "Singapore Companies Act")). Accordingly, this prospectus and any other offering document or materials in connection with the offer of the H Shares may not be issued, circulated or distributed in Singapore nor may any of the H Shares be offered for subscription or purchased or sold, directly or indirectly, nor may an invitation or offer to subscribe for or purchase any H Shares be made, directly or indirectly, to the public or any member of the public in Singapore other than (a) pursuant to, and in accordance with the conditions of, exemptions invoked under Division 5A of Part IV of the Singapore Companies Act and to persons to whom the H Shares may be offered or sold under such exemption; or (b) otherwise pursuant to, and in accordance with the conditions of any other provision of the Singapore Companies Act.

APPLICATION FOR LISTING ON GEM

The Company has applied to the GEM Listing Committee of the Stock Exchange for the listing of and permission to deal in the H Shares (including the additional H Shares which may be issued pursuant to the exercise of the Over-allotment Option) and any H Shares which may be issued pursuant to the exercise of options granted under the Share Option Scheme.

No part of the Company's share or loan capital is listed or dealt in on any other stock exchange. At present, the Company is not seeking or proposing to seek listing of or permission to deal in such capital on any other stock exchange.

PROFESSIONAL TAX ADVICE RECOMMENDED

If you are unsure about the taxation implications of subscribing for the H Shares, or about the purchasing, holding or disposing of or dealing in the H Shares, you should consult an expert.

The Company, the Directors, Tai Fook Capital and any other parties involved in the Placing do not accept responsibility for any tax effects on, or liability of, any person resulting from subscribing for the H Shares, or purchasing, holding or disposing of or dealing in the H Shares.

REGISTRATION OF SUBSCRIPTION, PURCHASE AND TRANSFER OF H SHARES

The Company has instructed HKSCC Registrars Limited, its Hong Kong branch share registrar, and HKSCC Registrars Limited has agreed, not to register the subscription, purchase or transfer of any H Shares in the name of any particular holder unless and until the holder delivers a signed form to the share registrar in respect of the H Shares bearing statements to the effect that the holder:

(i) agrees with the Company and each shareholder of the Company, and the Company agrees with each shareholder, to observe and comply with the Company Law, the Special Regulations and the Articles of Association;

(ii) agrees with the Company, each shareholder, Director, Supervisor, manager and officer of the Company, and the Company acting for itself and for each Director, Supervisor, manager and officer of the Company agrees with each shareholder, to refer all differences and claims arising from the Articles of Association or any rights or obligations conferred or imposed by the Company Law or other relevant laws and administrative regulations concerning the affairs of the Company to arbitration in accordance with the Articles of Association, and any reference to arbitration shall be deemed to authorise the arbitration tribunal to conduct hearings in open session and to publish its award, and such arbitration shall be final and conclusive;

(iii) agrees with the Company and each shareholder of the Company that the H Shares are freely transferable by the holders thereof; and

(iv) authorises the Company to enter into a contract on his behalf with each Director and officer of the Company whereby such Directors and officers undertake to observe and comply with their obligations to shareholders as stipulated in the Articles of Association.

STAMP DUTY

Dealings in the H Shares registered on the Company's branch register of members maintained in Hong Kong will be subject to Hong Kong stamp duty.

STRUCTURE OF THE PLACING

Details of the structure of the Placing, including conditions of the Placing, are set out in the section headed "Structure and conditions of the Placing" in this prospectus.

EXCHANGE RATE CONVERSION

Except as otherwise noted, this prospectus contains translations of Renminbi amounts into Hong Kong dollars at the rate of HK$1.00 = RMB1.0624, the PBOC Rate prevailing on 30th June, 2000, and such rate is for reference only. No representation is made that the Renminbi or Hong Kong dollar amounts set out in this prospectus could have been or can be converted into Hong Kong dollars or Renminbi, as the case may be, at any particular rate on such date or any other date.

Name	Address	Nationality
Executive Directors		
Mr. Xu Zhen Dong	Room 610, Building 85 Fuwai Ave Xi Cheng District Beijing PRC	Chinese
Prof. Chen Zhong	Room 210, Building 315 Yan Bei Yuan Peking University Hai Dian District Beijing PRC	Chinese
Prof. Zhang Wan Zhong	Room 212, Building 311 Yan Bei Yuan Peking University Hai Dian District Beijing PRC	Chinese
Mr. Xu Zhi Xiang	No. 5, Xin Wen Hua Jie Xi Cheng District Beijing PRC	Chinese
Prof. Liu Yue	Room 417, Building 55 Peking University Hai Dian District Beijing PRC	Chinese

Non-executive Directors

Prof. Yang Fu Qing	Room 208, Building 13 Lang Run Yuan Peking University Hai Dian District Beijing PRC	Chinese
Prof. Wang Yang Yuan	Room 208, Building 13 Lang Run Yuan Peking University Hai Dian District Beijing PRC	Chinese
Prof. Han Ru Qi	Room 103, Building 105 Cheng Ze Yuan Peking University Hai Dian District Beijing PRC	Chinese
Mr. Xing Huan Lou	Room 15, Building 9 Ming Guang Cun Hai Dian District Beijing PRC	Chinese
Mr. Lo Lin Shing, Simon	29 Black's Link Hong Kong	Chinese

Independent non-executive Directors

Ms. Liu Yong Ping	Room 202, No. 3 Yuan Cao Lan Zi Hu Tong Changqiao Avenue Xi Cheng District Beijing PRC	Chinese
Prof. Nan Xiang Hao	Room 5, No. 7 East Building Yi Hao Yuan Xiang Hong Qi Hai Dian District Beijing PRC	Chinese

Supervisors

Mr. Zhang Yong Li	Room 107, Building 5 Peking University Hai Dian District Beijing PRC	Chinese
Mr. Li Chun	Room 309 Yan Bei Yuan Peking University Hai Dian District Beijing PRC	Chinese
Mr. Fan Yi Min	Dongping No. 33 Zhong Guan Yuan Cheng Fu Lu Hai Dian District Beijing PRC	Chinese
Mr. Du Hong	No. 7, Unit 7 Lunar Altar North Small Street Xi Cheng District Beijing PRC	Chinese
Ms. Lu Qing	43-608 University of Science & Technology Beijing PRC	Chinese

Sponsor	Tai Fook Capital Limited 25th Floor New World Tower 16-18 Queen's Road Central Hong Kong
Joint Bookrunners and Lead Managers	Tai Fook Securities Company Limited 25th Floor New World Tower 16-18 Queen's Road Central Hong Kong
	BOCI Asia Limited 35th Floor, Bank of China Tower 1 Garden Road Central Hong Kong
Placing Underwriters	Tai Fook Securities Company Limited 25th Floor New World Tower 16-18 Queen's Road Central Hong Kong
	BOCI Asia Limited 35th Floor, Bank of China Tower 1 Garden Road Central Hong Kong
	Daiwa Securities SB Capital Markets Hong Kong Limited Level 26, One Pacific Place 88 Queensway Hong Kong
	Guotai Junan Securities (Hong Kong) Limited Suite 2509-2510, Asia Pacific Finance Tower Citibank Plaza, 3 Garden Road Central, Hong Kong

JS Cresvale International Limited
6/F Asia Pacific Finance Tower
Citibank Plaza, 3 Garden Road
Central, Hong Kong

KGI Asia Limited
27/F Asia Pacific Finance Tower
Citibank Plaza, 3 Garden Road
Central, Hong Kong

Oriental Patron Asia Limited
Unit 4201-7 COSCO Tower
183 Queen's Road Central
Hong Kong

Polaris Securities (Hong Kong) Limited
Room 1003, 10th Floor
Admiralty Centre, Tower I
18 Harcourt Road
Hong Kong

Shenyin Wanguo Capital (H.K.) Limited
28th Floor, Citibank Tower,
Citibank Plaza, 3 Garden Road
Central, Hong Kong

Sinpac Securities (Hong Kong) Co., Limited
27th Floor,
Asia Pacific Finance Tower
Citibank Plaza, 3 Garden Road
Central, Hong Kong

Legal advisors to the Company

As to Hong Kong law
Herbert Smith
23rd Floor, Gloucester Tower
11 Pedder Street
Hong Kong

As to PRC law
Jingtian & Gongcheng
15th Floor, The Union Plaza
20 Chaoyangmenwai Street
Beijing 100020
PRC

Legal advisors to the Sponsor	Iu, Lai & Li 9th & 15th Floors The Bank of East Asia Building 10 Des Voeux Road Central Hong Kong
Auditors and reporting accountants	Arthur Andersen & Co *Certified Public Accountants* 21st Floor, Edinburgh Tower The Landmark 15 Queen's Road Central Hong Kong
Property valuer	Sallmanns (Far East) Limited 15th Floor Trinity House 165-171 Wanchai Road Wanchai Hong Kong
Financial Advisor	BOCI Asia Limited 35th Floor, Bank of China Tower 1 Garden Road Central, Hong Kong
PRC financial advisors to the Company	ChinaEquity Advisory Inc. 509, West Tower China World Trade Center 1 Jianguomenwai Dajie Beijing 100004 PRC

Legal address	Room 1117/1119 Zhongcheng Building Haidian Road Beijing 100080 PRC
Principal place of business in the PRC	Room 1715, Corporate Square No. 35 Financial Street Xi Cheng District Beijing 100032 PRC
Place of business in Hong Kong	Unit 02, 7th Floor Asia Pacific Centre 8 Wyndham Street Central Hong Kong
Website of the Company	www.china-jbu.com
Company secretary	Ms. Yang Chau Ming, AHKSA, ACCA
Qualified accountant	Ms. Yang Chau Ming, AHKSA, ACCA
Compliance officer	Prof. Zhang Wan Zhong
Audit committee	Ms. Liu Yong Ping Prof. Nan Xiang Hao
Authorised representatives	Prof. Zhang Wan Zhong Ms. Yang Chau Ming, AHKSA, ACCA
Principal bankers	The Bank of China Beijing Hai Dian Sub Branch No. 58 Zhichunlu Hai Dian District Beijing PRC
Hong Kong share registrar and transfer office	HKSCC Registrars Limited 2nd Floor, Vicwood Plaza 199 Des Voeux Road Central Hong Kong

INFORMATION TECHNOLOGY INDUSTRY IN THE PRC

Since 1990s, the IT industry in the PRC has been growing rapidly. During the Eighth Five Year Plan, computer industry maintained a compound annual growth rate of approximately 60% and the target of the Eighth Five Year Plan was met a year earlier. The IT industry in the PRC has grown rapidly in recent years with the sale of computer and related products and services growing at an average compound annual growth rate of 34% from 1995 to 1998. It is estimated that by 2003, the PRC market will account for approximately one-third of the total IT market in the Asia Pacific region, excluding Japan, with an anticipated strong growth in the data communications equipment, packaged software and IT services areas.

The following table sets out the annual sale of computer and related products and services in the PRC from 1995 to 1998:

	1995	**1996**	**1997**	**1998**
	(RMB million)	*(RMB million)*	*(RMB million)*	*(RMB million)*
Hardware	47,000	71,500	104,000	115,500
Software	6,800	9,200	11,200	13,800
Information service industry	7,700	11,300	14,800	18,700
Total	61,500	92,000	130,000	148,000

(Source: Almanac of China's Economics 1996-1999)

One of the objectives of the Ninth Five Year Plan introduced by the State in 1996 is to encourage the use of computer and related products and services in various industries in order to modernise the PRC economic infrastructure. In 1998, the total turnover of computer and related products and services in the PRC was RMB148 billion, in which hardware products accounted for approximately 78%, software products accounted for approximately 9.3% and information services accounted for the balance.

The following table sets out the turnover of different types of hardware products in the PRC in 1995 to 1998:

	1995	**1996**	**1997**	**1998**
	(RMB million)	*(RMB million)*	*(RMB million)*	*(RMB million)*
Mainframes	22,270	29,100	45,180	51,510
Peripherals	10,700	19,400	26,970	28,310
Applications	5,200	7,200	10,300	11,500
Networks	1,500	3,000	4,200	5,800
Other components	7,500	12,800	17,350	18,380
Total	47,170	71,500	104,000	115,500

(Source: Almanac of China's Economics 1996-1999)

According to the statistics of General Administration of Customs in the PRC, the aggregate value of imports and exports of computers and related products amounted to approximately US$957.8 million in 1998. Of this aggregate value, the total exports recorded approximately US$688.6 million, representing approximately 71.9% of the total imports and exports in the corresponding year, leading to a trade surplus of approximately US$419.4 million. Since 1991, the ratio of export-to-import of computers and related products and services has been gradually increased. It demonstrates an upsurge in the needs for the PRC manufactured computers and related products and the gradual improvements of the technology and quality of the PRC manufactured computer products.

SOFTWARE MARKET IN THE PRC

The software development industry in the PRC can be categorised as (i) system software, (ii) support software and (iii) application software, which has been extended to various sectors of the PRC economy, including military, trade, manufacturing, finance, retail and other services industries. Owing to the Asian financial turmoil in 1997, the software development industry in the PRC was adversely affected and grew less rapidly in 1998. Total sales of software in the PRC amounted to approximately RMB13,800 million in 1998. The Directors anticipate that the PRC is expected to enjoy a growth rate of over 40% in software sales in the coming five years. Domestic software products mainly focus on software applications. Only a few software product focus on operating systems, database, language, networking/communication, development tools and utilities software. Therefore, the Directors believe that the PRC software market, in particular, in the fields of networking/communication where the Company operates, is largely untapped and therefore has a promising future.

ICs MARKET IN THE PRC

The following table sets out the relevant statistics of ICs in the PRC from 1995 to 1998:

	1995	**1996**	**1997**	**1998**
Annual production *(million units)*	510	758	2,110	2,710
Annual sales *(RMB million)*	2,600	2,760	5,420	6,160
Imported ICs (inclusion of microelectronics components) *(million units)*	5,900	6,910	9,560	11,600
Imported ICs (inclusion of microelectronics components) *(US$ million)*	2,200	2,700	3,490	4,530
Exported ICs (inclusion of microelectronics components) *(million units)*	900	1,280	2,490	3,160
Exported ICs (inclusion of microelectronics components) *(US$ million)*	370	596	855	940

(Source: Almanac of China's Economic 1996-1999)

The annual ICs production output in the PRC registered a compound annual growth rate of 74.5% from 1995 to 1998. The total imports and exports of ICs (inclusion of microelectronics components) in 1998 were approximately US$4,530 million and US$940 million representing annual growth rates of 29.8% and 9.9% as compared to those in 1997. Given the upsurge in demand for ICs, especially with microelectronics components, in the PRC and the State's effort in science and technology development, the Directors anticipate that the outlook of the ICs market in the PRC is promising.

CRYPTOGRAPHY

Nowadays, there is a valid fear that data can be viewed or altered in transit or used by people maliciously to create lawsuits or fraud. Many companies enter into transactions over networks, which if viewed by an eavesdropper, can have negative consequences. Data encryption is designed to protect sensitive data.

Cryptography is a technology that helps to ensure that private communications remain private. The essence of cryptography is the use of an algorithm to combine a key with clear text (which is unencrypted data) in order to change it into a series of seemingly random bits. This encrypted data, or ciphertext, can then be transmitted via whatever means available and subsequently decrypted on the receiving side, where it becomes meaningful data again. The ciphertext is meaningless to an eavesdropper attempting to discover what the transmission is, or possibly worse, attempting to change the contents of data to alter its meaning. The most important thing about a cryptographic system is the degree of difficulty for a hacker to decipher the contents of the ciphertext. Therefore, in any cryptographic system, great lengths are taken to protect the secrecy of the encryption key.

NETWORK SECURITY SYSTEM

In light of the rapid development of national information infrastructure, the use of Internet services has provided a significant convenience to various economic sectors. The migration of data from tightly controlled mainframe computers onto LANs, workstations and PCs and connectivity of an organisation's network to the Internet have created security protection related issues. Many networks now having proprietary rights, intellectual property and other sensitive data are being carried by insecure network protocol. Today, firewalls represent the most common form of network security, forming barriers to entry into an organisation's network. However, the hacker community has developed innovative techniques for circumventing firewalls. Thus, a need has evolved in the industry for the implementation of comprehensive monitoring of network and real-time response to security violations by using the equipment that could increase the level of security by using effective encryption algorithm.

SMART CARD

Smart card products are typically the size of a plastic credit/debit card containing an integrated circuit chip which can process and store information. Today's smart cards typically have the processing power of an early 1980's vintage personal computer, minus a keyboard, display and power supply. Because smart cards are really portable computers, they can be programmed to perform virtually any function which can be implemented by software in the

available memory space. Smart cards benefit directly from ongoing advances in semiconductor technology making available continuously increasing performance and features at declining cost.

There are two basic types of generic smart cards, memory cards and microprocessor cards, each of which can interface between the smart card and a terminal on a contact or contactless basis. Memory cards are typically used to store and retrieve information only and do not have the capability of performing complex processing of information. Microprocessor cards are true "smart" cards in that they contain a central processing unit within a chip which can perform a number of functions, including complex arithmetic operations required for security.

GPS

In 1973, the US Department of Defense started to organise the navy, army and air force to jointly explore and develop a new generation of satellite navigation system. However, over the past 10 years, GPS has evolved far beyond its military origins. It has now become worldwide information resource supporting a variety of civil, scientific and commercial functions ranging from air traffic control to the Internet. Currently, the signals transmitted from GPS satellites, which can help calculate location of objects on earth, are available worldwide at no charge and business people have been applying it for commercial use. This is now known as "Navigation System Timing and Ranging/Global Positioning System (NAVSTAR/GPS) and commonly known as Global Positioning System (GPS)".

The main features of GPS are as follows:

- *Global surface coverage.* Since there are numerous GPS satellites evenly distributed, one can continuously observe at least 4 satellites at the same time from any location on earth. Thus, it can ensure continuous three dimension global positioning.

- GPS can provide its users with the signals of the three dimension location, speed and time of the moving objects.

- *Real time positioning.* When applying GPS to navigation, it can ascertain the three dimension location and speed of the moving objects. Therefore, it can ensure the moving vehicle move in accordance with the scheduled route. It can also monitor and amend the navigation route on a real time basis and choose the best route.

- *Comprehensive application.* As the positioning technology of GPS develops, the realm of its application keeps widening. Nowadays, in respect of navigation, it has been applied to navigation of the moving objects at the sea, in the sky and on the ground. Moreover, it has also successfully been applied in monitoring and management of moving objects and the alarm and rescue of moving objects. In respect of surveying, application of the technology of GPS in the areas of land surveying, engineering surveying, engineering and earth crust transformation monitoring, landscape surveying, aero-photography surveying, etc, is very common.

The main function of the user facilities is to receive the wireless radio signals transmitted by the GPS satellites so as to obtain the necessary positioning data and observation information and finish the work of positioning after processing such data.

The user facilities comprise the GPS receiver hardware, the data processing software, the microprocessor and the terminal facilities.

Since the GPS technology and the modern development of the US defense are closely related, the US government restricts the positioning accuracy effected by the users applying GPS in the interest of the US security. Not only is encryption adopted in the design of the system but various techniques are also adopted and may be adopted in the operation of the system for restriction of accuracy of the information obtained by the users using GPS. However, the users may use the GPS differentiation technique to minimize the effect of such restriction.

During the Ninth Five Year Plan (1996-2000), the permanent GPS network and the related data transmission, communication and handling network facilities in the PRC has been consummated and expanded through the application of earthquake monitoring network science project and existing GPS station in the PRC as a result of which a comprehensive GPS service system has been developed in the PRC. Such system generally covers the following areas:–

(1) establish, protect and coordinate permanent GPS station's collection, transmission and handling of network data;

(2) provide GPS related information services, for instance, ephemeris, time difference, coordinate and their changes, etc;

(3) provide the correctness of the positioning and navigation related signals leading to a modernised real time positioning system;

(4) provide other related information, for instance, earth movement, density of ionised layer, concentration of atmospheric vapour and related figures for reference.

It is expected that the development of such system will contribute substantially to the resources and environment protection and management, fire hazard protection, economic development, state's defence, and continual prosperity of the society.

WFAS

The industry of wireless fire alarm system is still in its infancy in the PRC. The Directors believe that the Company is currently one of the few manufacturers in the PRC which is capable of manufacturing wireless fire alarm system. Currently, fire alarm systems manufactured and installed in the PRC, except for those from the Company, are wire systems that have higher rate of false alarm as compared to wireless fire alarm systems. Since wireless fire alarm system is relatively new in the PRC, currently there is no particular regulation governing the quality of wireless fire alarm systems. However, it is expected that the relevant authorities will promulgate new regulations that set out wireless fire alarm system's quality standard in the foreseeable future.

Overview of regulations relating to computer information safety in the PRC

Concerns have been growing in the PRC about computer security, including computer crime and the possible threat to stability caused by flow of information. Computer crime was added to 中華人民共和國刑法(PRC Criminal Law) in 1994, and the Ministry of Public Security has established a special computer investigations unit to deal with it. Regulations dealing with computer crime include the computer crime provisions of the March 1994 revision of the Criminal Law, and 計算機信息網絡國際聯網安全保護管理辦法 (Regulations on Security of Internet in Computer Information System) issued in December 1997 by the Ministry of Public Security.

In the PRC, deletion, alteration, adding or disturbing the operation of the data being stored in or transmitted by a computer information system so that it cannot operate properly shall, in serious cases, be punished by imprisonment or detention of five years or less; in especially serious cases, imprisonment of five years or more may be imposed. The deliberate creation and transmission of computer viruses or other destructive programs which affect the proper operation of a computer system is a criminal offence which shall, in serious cases, be punishable by imprisonment or detention of five years or less; in especially serious cases, be punishable by imprisonment of five years or more.

In the PRC, copyright of computer software is protected by registration with the relevant copyright registration administration organization. The Ministry of Public Security is responsible for the nationwide safety protection work of computer information systems. Research and development, production and sale of commercial cryptographic products in the PRC are now regulated by the Commercial Cryptographic Administration Regulations which were promulgated and implemented on 7th October, 1999.

Regulations relating to software protection

In the PRC, copyright of computer software is protected by 計算機軟件保護條例 (Software Protection Regulations), which were promulgated on 4th June, 1991 and implemented on 1st October, 1991. These regulations protect copyright of software developed by Chinese citizens and units, regardless of where and whether it has been published. They also protect the copyright of foreign software first published in the PRC. According to these software protection regulations, computer software refers to computer programs and its related documentation. Software programs refer to programs which are operated on information processing equipment such as computers.

For computer software to be protected under these software protection regulations, it must be independently developed by the developer and must be already in a material form. It does not extend to encompass any ideas, concepts, discoveries, principles, algorithms, processing methods and operations used in the development of software.

Software copyright have to be registered with the relevant copyright registration administration organization to enjoy administrative treatment of rights, disputes or lawsuits. Under these software protection regulations, software copyright holders enjoy the right of publication, right of authorship, right of use, right of licensing and receiving remuneration and right of transfer. The term of protection is for 25 years from the date of first publication of the software. Any license to use software copyright may not exceed 10 years. Depending on the terms of the licence agreement, a license to use is transferable. Any transfer of software copyright shall be notified to the copyright registration administration organization within 3 months of the signing of the transfer contract.

Any infringement to the copyright of computer software registered under the software protection regulations shall be enforced by cessation of the infringement, elimination of the effects, public apology, compensation for losses and other civil responsibilities. Software copyright disputes may be mediated and if mediation fails to bring about a reconciliation, the parties may have the disputes dealt with by the People's Court. A software copyright contract dispute may be mediated or be applied for mediation by the state software copyright arbitration organization.

Regulations relating to safety protection of computer information system

Safety protection of computer information system in the PRC is regulated by 中華人民共和國計算機信息系統安全保護條例(PRC Safety Protection of Computer Information System Regulations), which became effective on 18th February, 1994. These safety protection regulations are to enforce safety protection of computer information systems, promote the application and development of computers and in particular, in the important fields such as state affairs, economic construction, national defence and most advanced science and technology.

The Ministry of Public Security is in charge of the nationwide safety protection work of computer information systems. The prevention, control and research work of computer viruses and other data harmful to the social public security is within the extent of power of the Ministry of Public Security. The Ministry of Public Security enforces a licence system for sales of the special products for safety of computer information systems. "Special products for the safety of computer information systems" under the regulations mean special hardware and software products used for the safety protection of computer information systems. The Ministry of Public Security is also responsible for the formulation of specific measures for the licensing of special safety products of computer information system in conjunction with the concerned government departments.

The Ministry of Public Security and the relevant local public security authorities are also responsible for the supervision, examination and instruction on the safety protection work for computer information systems, to investigate and handle crime and illegality cases of endangering the safety of computer information systems and other supervisory responsibility. Violation of these safety protection regulations may be subject to warning or suspension of operation for rectification by the public security authorities.

The Commercial Cryptographic Administration Regulations were introduced by the State Council on 7th October, 1999 in order to strengthen the management of commercial cryptography, to protect the security of information, to protect the legal rights of people and organizations and to protect the security and interests of the State. The cryptography set out in these regulations is about the cryptography protection or information security not relating to the State security information. According to the Commercial Cryptographic Administration Regulations, only the institutions designated by the State Cryptography Control authorities which possess the requisite level of technical skills and research and production equipment, could undertake the work regarding commercial cryptographic research and development, and commercial cryptographic production. The result of the commercial cryptographic research should be approved by the experts of the State Cryptography Control authorities, based on their professional standard. The model, category and quality of the commercial cryptographic products should have been examined by the State Cryptography Control authorities prior to production. In addition, the promotion of cryptography products is also subject to the prior approval of the State Cryptography Control authorities.

Import and export regulations of cryptographic products in the PRC

Pursuant to the Commercial Cryptographic Administration Regulations as mentioned in the preceding paragraph, the State has control on import and export of cryptographic products. Any import of cryptographic products or any equipment with cryptographic technology or any export of cryptographic products have to be approved by the State Cryptography Control authorities. No unit or individual shall be permitted to sell any unauthorised imported cryptographic products. Any unauthorised export sale of cryptographic products by any units or individual is prohibited. Any unit or individual is only allowed to use cryptographic products approved by the State Cryptography Control authorities and is prohibited from using any self-developed or overseas manufactured cryptographic products.

Regulations of application specific security products in the PRC

According to regulations governing application specific security products in the PRC, manufacturers of application specific security products are required to make an application to 公安部計算機管理監察司(The Computer Management and Supervision Department of the Ministry of Public Security) for the granting of 計算機信息系統安全專用產品銷售許可證 (Certificate for Sales of Computer Information System Security Product) prior to selling such products in the market. The sales permit is non-transferable and has a definite term of two years and renewal is required from time to time when features of such products vary.

Regulations for radio frequency in the PRC

According to 中華人民共和國無綫電管理條例(PRC Radio Frequency Management Regulations), the resources of radio frequency spectrum is owned by the State. The State Radio Regulatory Authority under the co-leadership of the State Council and 人民解放軍中央軍事委員會 (Central Military Commission of the People's Liberation Army) are responsible

for the formulation of policies relating to radio regulations and nationwide management of radio frequency spectrum. Implementation of the radio regulations is the responsibilities of the radio regulatory authorities of provinces, autonomous regions, municipalities directly under the central government and perfectural cities under the co-leadership of the People's Government of the same level and the next higher level of radio regulatory authorities.

Radio frequencies in the PRC are allocated and allotted by 國家無線監管機構 ("State Radio Regulatory Authority") on a centralized basis and the relevant radio regulatory authorities are responsible for assigning radio frequencies at the localities. Assigned radio frequencies shall be used in compliance with the provisions stipulated by the State governing the management of frequencies. In accordance with the relevant PRC regulations for radio frequencies, any transfer of radio frequency(ies) assigned without the permission of the State Radio Regulatory Authority or the radio regulatory authorities of the locality concerned is prohibited. Any form of lease of radio frequencies, open or covert, is also prohibited.

In the PRC, the working frequencies and frequency bands of the radio transmission equipment to be developed shall conform with the provisions of the State relating to radio regulation and be notified to and approved by the State Radio Regulatory Authority. Manufacturing of radio transmission equipment shall also conform with the provisions of the State relating to radio regulation and be notified for the record of the State Radio Regulatory Authority and the radio regulatory authorities of the locality concerned. Effective measures shall also be taken to suppress radio wave emission of radio transmission equipment and field emission trials are subject to the approval of the State Radio Regulatory Authority or the radio regulatory authorities of the localities concerned.

Radio transmission equipment manufactured and sold in the PRC shall also meet the relevant national technical standards and the provisions of applicable laws and acts governing quality control. The People's Government at the county level and above shall be responsible for quality control by conducting checks and supervision of the quality of the equipment.

Regulations relating to fire control

Fire control in the PRC is principally governed by 中華人民共和國消防法 (Fire Control Law of the PRC) ("Fire Control Law"), which was passed on 29th April, 1998 and implemented on 1st September, 1998. In the PRC, the national fire control work is led by the State Council and is the responsibility of the People's Government at all levels, which shall be responsible for bringing fire control work in line with the national economy and social development plan. The Ministry of Public Security is responsible for monitoring and administration of the nationwide fire control work. Implementation of fire control above the county level is the responsibility of the fire control units of the public security organs of the People's Government at the same level.

Fire control plan relating to, among others, contents and requirements of fire control facilities shall be part of the overall urban planning in urban cities and be implemented by the relevant department(s). It is the policy of the State Council to strengthen fire control work through scientific research and to promote the use of advanced fire control technology and equipment.

Under the Fire Control Law, quality of fire control products in the PRC shall conform to the State's standards or industrial standards. It is prohibited to produce, sell or use fire control products without passing qualification checks by the inspection organs designated in accordance with 中國產品質量條例 ("PRC Product Quality Law"). Use of fire control parts, extinguishers, fire maintenance and control facilities and devices not conforming to the State's standards or industrial standards is prohibited.

Fire control units of the public security organs of the People's Government shall monitor and conduct surveillance of and inspection of compliance with the fire control laws and regulations.

Production and sale of fire control products in violation of the Fire Control Law shall be liable to have the operations suspended, the products and illegal income confiscated and be punished in accordance with the regulations of the PRC Product Quality Law. Those units engaging in maintenance, inspection and testing of fire control facilities and devices in violation of the rules relating to fire control technology shall be ordered to rectify the violations within a time limit and/or be fined and the person directly in-charge and other persons directly responsible for the violations may also be warned or fined.

INTRODUCTION

The Company, a Sino-foreign joint stock limited company incorporated under the laws of the PRC with limited liability, was established on 29th March, 2000. The Company is one of the leading software developers and integrated circuit designers in the PRC with expertise in developing software application and designing integrated circuits for embedded system. The Directors believe that, with the application of software and integrated circuits, the Company's embedded systems have optimal performance in terms of functionalities, power consumption, system minimisation and reliability. Currently, the Company employs over 70 research and development staff in offices in Beijing and Shenzhen, the PRC, conducting research and development of embedded technology and embedded system products. The Company is also engaged in the design, manufacture, marketing and sale of the embedded system products which apply the Company's software and integrated circuits including ASIC, Network Security Products, Smart Card Application System, GPS Application System and WFAS. The Company is also engaged in the provision of total solutions to address the specific needs of each customer through the application of its existing embedded system products.

HISTORY AND DEVELOPMENT

In November 1992, Jade Bird Software, a state-owned enterprise in the PRC, was established as a wholly-owned subsidiary of Peking University. Since its establishment, Jade Bird Software has been headed by Prof. Yang Fu Qing, a non-executive Director. Jade Bird Software is principally engaged in the research and development of fundamental software and investment in IT related businesses.

In February 1993, Yu Huan, a state-owned enterprise in the PRC, was incorporated, and is wholly-owned by Peking University. Since its establishment, Yu Huan has been headed by Prof. Wang Yang Yuan, a non-executive Director and Prof. Liu Yue (after 1996), an executive Director. Yu Huan is principally engaged in research and development of ASIC designs and the development of advanced microelectronic instruments for IC measurement.

In November 1994, Jade Bird was established as a limited liability company in the PRC. Peking University, through Jade Bird Software, has approximately 46% equity interests in Jade Bird. Since its establishment, Jade Bird has been headed by Prof. Yang Fu Qing, a non-executive Director and Mr. Xu Zhen Dong, the chairman of the Company and an executive Director. Jade Bird is engaged in, inter alia, research and development of Network Security Products.

In January 1995, 北京北大青鳥福霖電信系統有限責任公司 (Beijing Beida Jade Bird Fulin Communication Company Limited) (hereinafter called "Jade Bird Fulin") was set up and was owned as to 50% by Jade Bird and as to 50% by 中國福霖風能開發公司(Fulin Wind Power Development Company) (hereinafter called "Fulin Wind Power"). Jade Bird Fulin was engaged in research, development, manufacture and marketing of GPS Application System. In August 1995, Jade Bird acquired and Fulin Wind Power sold 50% interest in Jade Bird Fulin which then became wholly-owned by Jade Bird and has renamed as 北京北大青鳥通訊技術有限責任公司 (Beijing Beida Jade Bird Communication Technology Company) (hereinafter called "Jade Bird Communication").

In September, 1996, Jade Bird Software Company Limited was established with limited liability, and is owned as to 40% by Jade Bird and as to 60% by Jade Bird Software. Jade Bird Software Company Limited is principally engaged in research and development of Jade Bird CASE software development tools ("JB-CASE"), which were previously developed and owned by Peking University.

In September 1998, Peking University transferred its ownership of the Factory, a state-owned enterprise wholly-owned by Peking University, to Jade Bird Software.

In December 1998, Jade Bird acquired approximately 16.76% interest in Beijing Tianqiao, a joint stock limited liability company whose shares are listed on the Shanghai Stock Exchange, by way of injection of assets. Since then, Beijing Tianqiao has been principally engaged in the operation of department stores in the PRC and design, development, manufacture and marketing of business automation systems and bank funds clearing and payment systems. In June 1999, Beijing Tianqiao acquired the entire equity interest in Jade Bird Communication from Jade Bird.

In December 1998, as part of the Reorganisation of the Jade Bird Group, Jade Bird acquired the entire equity interest of the Factory from Jade Bird Software. The transfer was given approval by the State Administration of State Asset on 13th October, 1998. By a business registration certificate dated 10th March, 2000, the Factory was formally registered as a branch of Jade Bird. It was engaged in the manufacture and marketing of Smart Card Application System, WFAS and other security products.

On 4th January, 2000, a promoters' agreement ("Promoters' Agreement") was entered into between Jade Bird Software, Jade Bird, Beijing Tianqiao, Yu Huan, Dynamic Win, New View Venture Limited, Asian Technology Investment Company Limited, Dragon Air Investments Limited and Hinet Company Limited for the establishment of the Company as a Sino-foreign joint stock limited liability company for the purposes of listing the H Shares on GEM. Pursuant to the Promoters' Agreement, the Four Domestic Promoters, Dynamic Win, New View Venture Limited, Asian Technology Investment Company Limited, Dragon Air Investments Limited and Hinet Company Limited agreed, inter alia, to subscribe for approximately 44.27%, 31.43%, 10%, 7.14%, 2.86% and 4.29% interests respectively in the Company.

As part of the Reorganisation for the purposes of listing of the Company, the Predecessor Entities as transferors transferred the entire businesses and operations which include all the technological materials, research and development staff, assets, liabilities and business operations of ASIC, Network Security Products, Smart Card Application System, GPS Application System and WFAS (altogether, "Transferred Businesses") respectively to the Company as transferee pursuant to four business transfer agreements all dated 17th April, 2000.

On 17th April, 2000, the Company completed the Reorganisation whereby the Company became the owner of the entire businesses and operations of the Transferred Businesses.

SHAREHOLDING AND CORPORATE STRUCTURE

On 17th April, 2000, the Company completed the Reorganisation in preparation for the listing of the H Shares on GEM, as a result of which the Company became the owner of the entire businesses and operations of the Transferred Businesses. Details of the Reorganisation are set out in the paragraph headed "The Reorganisation" in Appendix 5 to this prospectus. The shareholding and the main business activities of the Company immediately prior to the Placing are set out below:


Peking University
100%
New World CyberBase Limited (Bermuda)
100%
Jade Bird (1) Software (PRC)
60%
46%
Gamerian (2) Limited (BVI)
Heng Huat (2) (BVI)
Jade Bird (1) (PRC)
40%
6.63%
93.37%
Jade Bird Software Company Limited (PRC)
100%
Asian (4) Technology Investment Company Limited (BVI)
5.71%*
15.72%*
100%
23.03%
Dragon Air (6) Investments Limited (Niue Islands)
Hinet (5) Company Limited (BVI)
New View (3) Venture Limited (BVI)
Dynamic Win (2) (HK)
Yu Huan (1) (PRC)
Beijing (1) Tianqiao (PRC)
4.29%*
2.86%*
7.14%*
10%*
31.43%*
12.14%*
10.71%*
Company (PRC)
ASIC
Network Security Products
Smart Card Application System
GPS Application System
WFAS

Upon the listing of the H Shares on GEM, the shareholding of the Company are set out below:


Peking University
100%
Jade Bird(1) Software (PRC)
Investing public under the Placing
New World CyberBase Limited (Bermuda)
60%
46%
100%
Jade Bird(1) (PRC)
40%
Gamerian Limited(2) (BVI)
Heng Huat(2) (BVI)
Jade Bird Software Company Limited (PRC)
11.70%*
25.53%*
4.26%*
6.63%
93.37%
23.03%
Asian Technology Investment Company Limited(4) (BVI)
100%
100%
Dragon Air Investments Limited(6) (Niue Islands)
Hinet Company Limited(5) (BVI)
New View Venture Limited(3) (BVI)
Dynamic Win(2) (HK)
Yu Huan(1) (PRC)
Beijing Tianqiao(1) (PRC)
3.19%*
2.13%*
5.32%*
7.45%*
23.40%*
9.04%*
7.98%*
Company (PRC)

Notes:

(1) The Four Domestic Promoters are respectively controlled by Peking University through either controlling directly or indirectly the exercise of 30% or more of the voting power at the general meetings of each of the Four Domestic Promoters or the composition of the majority of the board of directors (representing 50% or more of the total number of directors comprising the board) of each of the Four Domestic Promoters. Upon listing of the H Shares, Peking University, through its interests in the Four Domestic Promoters which altogether hold approximately a 33% (excluding any additional H Shares resulting from the exercise of the Over-allotment Option) shareholding in the Company, is the ultimate controlling shareholder of the Company. Peking University controls indirectly the majority of directors of the board of Beijing Tianqiao.

(2) Dynamic Win, which became a shareholder of the Company in March 2000, is owned as to approximately 6.63% by Gamerian Limited, a wholly-owned subsidiary of New World CyberBase Limited, the securities of which are listed on the Main Board, and as to approximately 93.37% by Heng Huat. Heng Huat, a company incorporated in BVI, the entire issued share capital of which is held by three of the executive Directors as the trustees for the benefits of the qualified employees of the Jade Bird Group and the Company.

(3) New View Venture Limited, which became a shareholder of the Company in March 2000, is incorporated in BVI and wholly-owned by New World CyberBase Limited.

(4) Asian Technology Investment Company Limited, which became a shareholder of the Company in March 2000, is an investment holding company incorporated in BVI and wholly-owned by AR Asia Special Strategies Fund Limited.

(5) Hinet Company Limited is incorporated in BVI and the entire equity capital of which is owned as to 40% by Mr. Chao Zhong, as to 30% by Mr. Wang Yang Nin and as to 30% by Mr. Ma Jun Li who are strategic investors and are independent third parties not related to the Directors and its controlling shareholder. Hinet Company Limited became a shareholder of the Company in March 2000.

(6) Dragon Air Investments Limited is incorporated in Niue Islands and the entire equity capital of which is owned as to 50% by Mr. Zhang Ya Ping and as to 50% by Mr. Li Jun Ying who are strategic investors and are independent third parties not related to the Directors and its controlling shareholder. Dragon Air Investments Limited became a shareholder of the Company in March 2000.

* *Shareholding percentage is rounded to the nearest two decimal places.*

Set out below is the summary of the shareholding percentage held by the Promoters in the Company immediately prior to and after the Placing:–

Promoters	Approximate percentage of shareholding of each Promoter immediately before the Placing[(2)]	Approximate percentage of shareholding of each Promoter immediately after the Placing[(1)]
Dynamic Win	31.43%	23.40%
Jade Bird Software	15.72%	11.70%
Yu Huan	12.14%	9.04%
Beijing Tianqiao	10.71%	7.98%
New View Venture Limited	10.00%	7.45%
Asian Technology Investment Company Limited	7.14%	5.32%
Jade Bird	5.71%	4.26%
Dragon Air Investments Limited	4.29%	3.19%
Hinet Company Limited	2.86%	2.13%

Notes:

(1) Based on the assumption that the Over-allotment Option has not been exercised and no additional H Shares have been issued.

(2) Shareholding percentage is rounded to the nearest two decimal places.

The Company's operations including administrative functions, sales and marketing and research and development are located in the PRC.

EXISTING OPERATIONS

The Company's existing operations can be largely categorised into the development and design of embedded technology, the development of embedded system products applying the Company's software and, where applicable, the Company's integrated circuits. The Company is also engaged in the provision of total solutions to address the specific needs of each customer through the application of its existing embedded system products.

Embedded technology

The Company is one of the leading embedded system developers in the PRC with expertise specialising in software development and design of integrated circuits for use in embedded system products. Embedded systems consist of a microprocessor and related software dedicated to a specific task or set of tasks and are found in many products such as ASIC, Network Security Products, Smart Card Application System, GPS Application System and WFAS.

Contrary to pure software programming or pure hardware implementations, the Company's embedded technology is based upon software-hardware hybrids. With such proprietary embedded technology, the Company may, depending on requirements of the product, develop system-level solutions on a single chip. Work begins by establishing requirements for the system and then partitioning them into software and hardware sections. The software and hardware constituents are developed concurrently to meet specified performance, cost and/or other special constraints. This is known as co-design, which includes hardware/software co-specification, partitioning, communication, co-simulation and co-verification. The embedded system developed in this manner has higher reliability, performs more effectively and efficiently and results in a smaller size. Details of the Company's embedded software and hardware development are set out as follows:–

(1) Software

The Company develops its embedded systems through the application of JB-CASE which is a group of software development tools developed by Jade Bird Software Company Limited and licensed for the non-exclusive use by the Company pursuant to a JB-CASE technology licence agreement dated 17th April, 2000, details of which are set out in the sub-section headed "Connected transactions" under the section headed "Relationship with Peking University" in this prospectus.

The primary functions of JB-CASE are: (i) to provide a favourable software development environment for software developers; (ii) to automatically record the whole software development process; (iii) to provide multiple user interface for software development thereby allowing a team of software developers to work simultaneously; and (iv) to provide maintenance supports for the whole software development process.

The advantages of using JB-CASE to develop the Company's software include: (i) its ability to streamline software development process thereby lowering complexity; and (ii) its efficiency and reliability. In 1996, 1998 and 1999, JB-CASE was awarded 國家科技進步二等獎 (The Second Prize of State Technological Achievement), 國家「八五」科技攻關重大科技成果獎 ("Eighth Five" State's Substantial Technology Achievement Award) and 中國軟件行業協會中國優秀軟件產品 (China Software Industry Association Honorary Award of China excellent software products), respectively, prestige awards recognising JB-CASE's distinctive achievement as software development tools.

The Company's software development process includes several basic programming activities, namely, establishing requirements, creating design, implementing code and testing system. JB-CASE allows a software developer to cycle through the different development activities.

Establishing requirements, creating design, implementing code and testing system can be revisited, allowing proper changes to be made when needed. The following diagram illustrates a typical flow of the Company's software development process:


Establishing requirement
Creating design
Implementing code
Testing system
Release

Establishing requirement: software requirements specify what a program must accomplish. They indicate the tasks that a program should perform but not how to perform them;

Creating design: a software design specifies how a program will accomplish its requirements. The design lays out the classes and objects needed in a program and defines how they interact;

Implementing code: implementation is the process of writing source code. More precisely, implementation is the act of translating the design into a particular programming language; and

Testing system: testing a program involves running it multiple times with various input and observing the results. The goal of testing is to find errors.

(2) Hardware

For embedded hardware, the Company (i) designs the hardware architecture and the positioning of PCB; and (ii) develops ASIC and advanced microcomputer components at various levels of integration. The Company's hardware system design comprises three elements: (i) design of circuit logic map; (ii) creation of netlist; and (iii) design of PCBs.

The design and development of ASIC and microprocess components involve the design of chips. At present, the Company utilises electronic design automation software design tools ("EDA") which provide the Company's designers with a favourable design environment for the development of chip. The IC design process, based on the top-down approach can be principally divided into two stages. A typical flow chart of the design process is set out below:


Behavioral description
Synthesis
Behavioral simulation
Application of cell library
Gate level netlist
Simulation
Place and route
Circuit schematics or layout
Verification
Netlist
Design verification
Stage 1: Implementation of hardware languages such as VHDL and/or VERILOG
Test data
Circuit schematics or layout
Mask
Siliconwafer
Package
Final verification
Stage 2: Engagement of foundry

Stage 1

Behavioral description: refers to the usage of VHDL and/or VERILOG hardware-description languages to describe the functionality and operation of the module.

Behavioral simulation: refers to the application of accurate and fast analysis tools such as CAD and EDA in designing ICs and to determine the value of the design parameters. During this process, the EDA will produce test data to be used for testing the correctness of the ICs' functionality in stage 2.

Gate level netlist: refers to the structural mode of register transfer level netlist in which a design is described as a connection of functional modules. Synthesis that represents a translation from a behavioral specification of a design entity into a structural description is involved at this level. A standard-cell library built by the Company that contains a wide selection of logic gates over a range of fan-in and fan-out counts is also employed at this level.

Simulation: refers to circuit, timing, switch-level, gate-level and functional simulation. Simulation process tells how the circuit reacts under a given set of input excitations.

Place and route: assembles the complete artwork and connects the core of the chip to the input-output pads. The standard-cell library is also employed at this level.

Circuit schematics or layout: refers to a physical representation of the computer design and the arrangement of the circuits.

Netlist: refers to the design description as to the connection of functional modules.

Design verification: refers to electrical, timing and functional verifications. Since simulation results do not guarantee the correctness and functionality of a hardware design, tools have to be employed for verification to analyse the design and detect configurations that may lead to circuit failure.

Stage 2

Mask: following the design verification, circuit schematics or layout is sent to foundry for the production of the mask.

Siliconwafer: upon satisfaction of the testing results, the mask will be re-sent to the foundry for the production of siliconwafers.

Test data: following production of siliconwafers, the siliconwafers are tested against the test data produced in stage 1.

Package: refers to the means of bringing signal and supply wires in and out of the circuit. It also removes the heat generated by the circuit and provides mechanical support. Finally, it also protects the circuit against environmental constituent.

Final verification: refers to the testing for the functionality and performance specifications of manufactured circuits. This step is to ensure that the manufactured component base on the correct design will be fully operational.

With the use of EDA to synthesize one or more modules from library with a specific logic, the Company is able to shorten significantly the product development and design cycles of the ICs. Both electronic design tools and cell/module library are owned by the Institute of Microelectronics of Peking University. To facilitate the continuity of the Company's hardware design and development, the Company and the Insitute of Microelectronics of Peking University have entered into a technical equipment rental agreement on 17th April, 2000, pursuant to which the Institute of Microelectronics of Peking University has agreed to grant to the Company a right to use certain electronic design equipment as well as cell/module library for a term of 5 years in relation to the design and development of ICs by the Company, details of which are set out in the sub-section headed "Connected transactions" under the section headed "Relationship with Peking University" in this prospectus.

To keep abreast of rapid development of embedded technology, the Company hires a team of 25 research and development staff to engage in extensive embedded technology study, of which 7, 14, and 4 staff work in area of hardware development, software development and IC respectively.

Products

(1) ASIC

The Company is engaged in the design, development, manufacture and marketing of ASIC products. Pursuant to the Reorganisation, the Company has entered into a technical equipment rental agreement and JB-CASE technology licence agreement, both dated 17th April, 2000 and pursuant to which, the Company is able to provide computer aided engineering design and technology services and software design tools for the design and development of ASIC to meet the customers' specific functionality and performance requirements, details of which are set out in the sub-section headed "Connected transactions" under the section headed "Relationship with Peking University" in this prospectus. Details of the development of ASIC products are set out in the sub-section headed "Embedded technology" under this section.

The Company provides its customers with ASIC technologies and engineering design services to design customised circuits that offer electronic system manufacturers the benefits of higher levels of circuit integration: improved system performance, reduced system size and lower system cost. The Company has focused its marketing efforts on a broad base of electronic system manufacturers in the PRC. After the Company's sales representatives evaluate a customer's logic design requirements and determine whether there is an application suitable for the Company's ASIC technologies, the next step typically is a visit to the designated customer by the Company's engineers. The Company's sales cycle for the initial sale of a system design is generally lengthy and requires the continued participation of its engineers and sales representatives to ensure the smooth development of the Company's ASIC for application in its customers' end products.

Besides traditional ASIC products, the Company is also able to design and develop ASIC synthesized with cryptographic logics ("Security ICs"). The function of Security ICs is to perform data encryption and decryption and key management leading to a wide use in the IT industry including, in particular, in financial institutions and other network terminals which

require a high level of information security. The Company's Security ICs encode information through a complex mathematical formula called an algorithm. An encryption algorithm has a string of bits which is known as keys to convert the plain text to cipher text (encrypted data) and vice versa. In accordance with the Commercial Cryptographic Administration Regulations, the Company has to make an application to the State Cryptography Control authorities for the approval for production and sales of commercial cryptographic products. In 1999, Jade Bird obtained an approval from the State Cryptography Control authorities in respect of the Security ICs (" Security ICs Approval"). On 7th June, 2000, the Company obtained an approval from the State Cryptography Control authorities to have the Security ICs Approval transferred to the Company so that the Company shall have the right to conduct research, production and related business activities in respect of the Security ICs.

(2) Network Security Products

The Company is engaged in the research, manufacture and sale of Network Security Products comprising JB-SG2 Security Gateway and related products. JB-SG2 Security Gateway is a kind of electronic network information security system employing the technology of digital signature and network passport. It can effectively ensure the security of information of the user after connecting the internal network with other networks, including the Internet. JB-SG2 Security Gateway adopts the proxy and exit passport techniques, which protect the internal network from attacks by the users of external networks and serve as a firewall. On the other hand, it encrypts the exiting data and verify the exit passport in order to prevent theft or leakage of data from the internal network through the Internet and protect the security of internal information.

The main functions of JB-SG2 Security Gateway are as follows:

1. Adoption of proxy technique for the users of the internal network to visit the external network

The Company's JB-SG2 Security Gateway allows its users to access all important kinds of network services (such as WWW, e-mail, FTP, etc.) in a normal course. Meanwhile, it can avoid the users' internal network from external attacks. The JB-SG2 Security Gateway will receive and check the visitation requests from the users of the external network before allowing such requests access to the internal network. Access to the internal network will only be allowed after the JB-SG2 Security Gateway, having scrutinized the visitation requests, confirms that such requests conform with the specific security requirements of the users. In the meantime, the users of the external network stay outside the external network. In addition, JB-SG2 Security Gateway can effectively hide confidential and sensitive data in the internal network, including the structure of the internal network and the name of the mainframe, which will make it even more difficult for hackers to access the designated internal network.

2. Defense against invasion and destruction from the Internet

JB-SG2 Security Gateway, as the only gateway connecting the internal network with the external network, takes certain precautions, including strict identity authentication and authority verification process, which effectively control visitation from the external network.

3. Adoption of unique exit passport verification mechanism which effectively prevents the leakage of confidential information

All data flowing from the internal network towards the external network must be verified by the exit passport mechanism of the JB-SG2 Security Gateway. Through implementation of the exit passport verification mechanism, data can only exit after they are duly authorized. In this respect, even if unlawful visitors (the hackers) break through the strict identity authentication and authority verification process of the JB-SG2 Security Gateway, its exit passport verification mechanism can effectively prevent the hackers from removing any confidential data from the internal network. In the mean time, its exit passport verification mechanism can also prevent the internal staff from any unauthorised removal of confidential information without the appropriate authorisations. Its verification mechanism will only allows those with the appropriate authorisation to issue the exit passport for the release of information to the external network. *It is this exit passport verification mechanism which distinguishes the* JB-SG2 Security Gateway from the traditional firewall.

4. A safe channel for external communication

When the users of the internal network send out any e-mails or documents, they can encrypt such e-mails or documents before transmission. Encrypted confidential data are transmitted through the external network, including the Internet, in the form of ciphertext. It can effectively prevent the leakage of such confidential data by way of interception on the Internet. The JB-SG2 Security Gateway can be used with third parties' encryption device/encryption algorithms in designing solutions for different levels of encryption.

The network security system is divided into three parts:

1. JB-SG2 Security Gateway: it separates the internal and external networks. The security gateway proxy technique operates on the security gateway. The security gateway proxy program is responsible for looking after the visitation requests made by external visitors and performing the identity authentication and authority verification for the users and conducting exit passport verification for exiting data.

2. Security Server: it is responsible for the issue of exit passport and digital signature. Encryption device can be installed at security server. Depending on the circumstances, the users may install one or more than one security servers into the internal network.

3. The Users' Servers: The installation of the JB-SG2 Security Gateway would not affect the normal operation of the users' terminals and servers in the internal network. The users can use any kind of application program without interruption. When the users intend to send out any data, they only need to run the corresponding accessory tool and conduct the identity authentication process with the JB-SG2 Security Gateway.

The common applications of the JB-SG2 Security Gateway are illustrated in the following diagram. Such application is mainly to separate the connection between the internal and external users so as to prevent the attacks from the external network and protect the data in the internal network. The user can, depending on the data exit condition, install an appropriate number of the JB-SG2 Security Gateway. Generally speaking, a JB-SG2 Security Gateway should be installed at every data exit connection. The following diagram shows the three common applications of the JB-SG2 Security Gateway:


Internal server
PC
JB-SG2
Security Gateway II
Router
Security server
Router
Firewall
JB-SG2
Security gateway III
Secured network
Router
JB-SG2
Security Gateway I
Internal server
PC
Security server
with encryption device

JB-SG2 Security Gateway I:	the Company's security gateway characterised by firewall functions.
JB-SG2 Security Gateway II:	the Company's security gateway characterised by firewall functions and digital signature system.
JB-SG2 Security Gateway III:	the Company's security gateway characterised by firewall functions, digital signature system and encryption/decryption device.

The major advantages of the Company's JB-SG2 Security Gateway are that it prevents information and data from being sent without the sender having been identified and information and data having been authenticated. It also monitors and audits information or data being released from the LAN onto the Internet. Its monitoring system records all access to and exit from the LAN. JB-SG2 Security Gateway not only provides a common method of security over the Internet with functions similar to a firewall but also possesses the Company's proprietary advanced security technology to ensure security of information.

The following diagram illustrates a typical monitoring and checking process performed by JB-SG2 Security Gateway for information or data flow from internal network to external (outside) network:–


Flow of information/ document
Any exit passport?
No
Yes
Is exit passport valid?
No
Yes
Is it important?
Yes
No
Information/document being encrypted?
No
Yes
Integrity of information?
No
Yes
Disconnected
Connected

(3) Smart Card Application System

The Company is engaged in the development, design, manufacture and sale of Smart Card Application System comprising smart card readers and related computing systems. To cope with the development of smart card technology, the Company develops and manufactures a wide variety of smart card peripherals and application systems. The Directors believe that, with its proprietary interface technology, the Smart Card Application System will have the following advantages: higher security, quicker transaction time and significant memory capability allowing for multi-purpose applications.

The Company's smart card readers, together with the related computing system, can be used in various applications including access to restricted areas, point of sales and purchases, identification security, authentication security, asset tracking and labour tracking.

Besides the contact smart card system, the Company developed contactless smart card reader in 1996 which utilises radio frequencies to transfer information. The contactless smart card system can overcome the disadvantages inherent in the contact smart card system which requires contact for the transfer of information in many applications such as high terminal and card maintenance cost. Contactless Smart Card Application System is commonly used in fare collection, office automation and higher level security application system.

(4) GPS Application System

The Company is engaged in the development, manufacture, sale and installation of GPS Application System called "JB-230M Satellite Monitoring System" in the PRC. The overview of the GPS is set out in the paragraph headed "GPS" in the section headed "Industry overview" in this prospectus.

The GPS Application System is a system which applies the GPS technology, the GIS technology and the wireless communication technology. The GPS Application System includes three major elements: (1) the box unit (the "Box") installed in the moving target; (2) the wireless communication network; and (3) the control centre which tracks, controls, receives and sends information from and to the moving target.

The primary function of the Box is to send out the longitude and latitude information of the locations of the moving terminals to the remote monitoring facility thereby allowing the control centre to keep track of the moving targets' status and locations. It helps users and the police to locate stolen vehicles with moving terminal. The moving targets' Box consists of the GPS receiver, the data transceiver component, and the GMSK modem terminal control antenna.

The communication network is composed of many data transmitters and data transmitting controllers, which are used for transmitting instruction data from the control centre to the Box. At the same time, the Box will transmit the data from the Box to the control center. The communication network includes devices such as data receiver, data transmitter, ISDN connector, amplifier, data transmitting controller, sound transceiver and antenna. A transmission centre receives/sends signals from the moving target and sends/receives signals to control centre, a typical data flow of the GPS Application System such that the GPS receiver of the moving target is able to ascertain its position using the orbiting satellites.

The control centre of the GPS Application System consists of GIS workstations, communication controller, ISDN connector and network server, and the GPS differentiation station. Under the monitoring of the control centre, the status signal of the moving target is continuously sent back to the control centre through the 230M cellular mobile communication network so that the location of the moving target can be displayed on a real time basis on an electronic map of the GPS workstations. The GIS workstation operates the GIS geographical information system and performs communication data processing. Its trail monitoring software can selectively show a vehicle's trail, and automatically set off the alarm or report to the police if unusual circumstances occur.

The following diagram illustrates the basic elements of the GPS Application System:


global positioning satellite
global positioning satellite
the satellite
moving object
moving object
the mobile units
transmission centre
Communication and control unit
server
GIS workstation
GIS workstation
GIS workstation
printer
monitoring and control centre
the control centre

In addition to the alarm function, the GPS Application System can also provide efficient fleet management, allowing effective controls of time and routes of public vehicles, emergency vehicles, and taxis, etc.

In 1999, the Company entered into an agreement to sell the GPS Application System to Tian Mu. The Company has also entered into the Master GPS Sales Agreement with Tian Mu for a term of 10 years. Pursuant to which, the Company has been appointed as the sole exclusive supplier of the GPS related products to Tian Mu and to provide GPS Application System technical support to Tian Mu. Further details in respect of the Master GPS Sales Agreement are set out in the sub-section headed "Connected Transactions" under the section headed "Relationship with Peking University" in this prospectus.

(5) WFAS

There are two types of fire alarm systems: (i) wire fire alarm system in which signals between control panel and fire sensors are transmitted via wires; and (ii) WFAS in which signals between fire signal transceivers and fire sensors are transmitted via wireless signals. Owing to the differences between the WFAS and the wire fire alarm system, both the false alarm rate and the price of the WFAS are relatively lower and cheaper as compared with the

wire fire alarm system. Hence, the Directors believe that the users are more inclined to use the WFAS.

The Company is engaged in the development, production and sale of WFAS in the PRC. WFAS provides accurate fire detecting and fire alarm functions. All fire sensors accurately analyze the levels of smoke, light and temperature in the detected area. The wireless fire signal transmitter transmits wireless alarm signals to a wireless fire signal transceiver and at the same time, it records data such as time and date, activates the alarm by means of sound and light flashing and shows the fire location on an electronic map. As compared with traditional wire fire alarm system, WFAS are more reliable, economical and versatile. WFAS can be used in places such as ancient buildings, scenic garden or a large group of buildings where the installation of the wire fire alarm system is either not feasible or too expensive.

WFAS consists of three main parts: (1) the central monitoring system; (2) the fire signal transmitter; and (3) the fire sensors situated in the protected area.

The central monitoring system consists of the following:

- wireless fire signal transceivers;
- control system monitoring an electronic map;
- prime controlling and monitoring software; and
- an electronic map.

There are different types of fire sensors, for example, smoke sensors and temperature sensors. Different types of sensors are used depending on different circumstances.

The following diagram illustrates a typical operating flow of WFAS:–


Integrated fire sensors
Integrated fire sensors
Fire sensors
Regional fire signal transmitter
Regional fire signal transmitter
Central monitoring system
Printer
Computer
Receiving antenna
Transceiver

When a fire is detected, the fire signal is transmitted from the fire sensors to the fire signal transmitter. After the process of analyzing and compiling the signals into wireless data frequency alarm signals, it will be transmitted to the central monitoring system. The signal is collected and analyzed by the wireless fire signal transceivers. The computers in the central monitoring system will then record, store and analyze the data and determine whether a fire has actually occurred. If the result shows that there is a fire, the central monitoring system will activate the fire alarm.

In 1996, the Company installed the WFAS at certain buildings of the central government in Beijing. Since 1996, WFAS was installed at some other buildings of the central government in Beijing. It is intended by the Company that the first generation of WFAS will be used exclusively in government authorities and the Company intends to market its second generation of WFAS for public use. At present, the use of wireless frequency used by the WFAS has been granted to the Company's present customers. Future customers of WFAS must obtain approval for use of the relevant wireless frequency.

Total solutions services

Taking advantage of the technical knowhow accumulated in the development of embedded systems, the Company also provides total solutions services to its customers through the application of the Company's embedded system products. The Company's total solutions services are customised development projects that is designed to meet the specific needs of each customer. The Company utilizes its knowledge of embedded technology to implement customised embedded systems and where applicable, through the application of the Company's embedded systems products, otherwise products from third parties. In each total solutions project, the Company performs overall project management and provides comprehensive services ranging from system design to product procurement.

The Company's embedded system product portfolio offers a broad range of security-related embedded system products. The Company's range of products enables it to configure hardware and software features to meet each customer's unique requirements. When necessary, the Company would also develop specific embedded system products for each customer.

Purchases

For the two years ended 31st December, 1999, the Company's five largest suppliers, in aggregate, accounted for approximately 26.7% and 26.6% respectively of the total of such purchases. For the two years ended 31st December, 1999, purchases from the single largest supplier amounted to approximately 20.0% and 8.57% of the Company's total purchases respectively. None of the Directors, their respective associates (as defined in the GEM Listing Rules) or shareholders owning more than 5% of the issued share capital of the Company holds any interests in the five largest suppliers of the Company.

Manufacturing

For Network Security Products, Smart Card Application System, GPS Application System and WFAS, the Company's manufacturing operations consist primarily of final assembly, testing and quality control of sub-assemblies and finished units. The Company's operational strategy relies on outsourcing of components and materials. Materials and components used by the Company in its manufacturing processes include semiconductors such as microprocessors, memory chips, ICs, printed circuit boards, power supplies and enclosures. The Directors believe that many of the materials used in the production of the Company's products are generally readily available from a variety of sources.

The Company currently does not have volume production contracts with its customers for ASIC. In respect of ASIC, the Company has made assembling arrangements with certain manufacturers to ensure that customer's volume production requirements will be met when needed. The Directors believe that these relationships will offer additional flexibility to the Company in anticipation of any unexpected future downturn of the industry and maturing product cycle.

Quality control

The Company maintains high quality product standard through stringent quality control. Throughout the entire production process, the Company conducts and performs comprehensive testing and control procedures, ensuring that each of the Company's embedded system products can satisfy the quality standard set out by the Company. The comprehensive testing and control procedures mainly comprise four major elements, namely design control, purchase control, process control and final quality assurance testing. Commencing from the initial stage of production, the Company imposes design control procedure to monitor the whole design process. Meanwhile, a project progress plan will be formulated to set out control mechanism for requirement analysis, requirement finalisation, software design and software testing, etc. Moreover, the Company conducts purchase control to ensure the raw materials and product components are of good quality. During the production process, the Company implements process control to ensure that the Company's embedded system products are assembled and produced correctly. At the end of the production process, the Company conducts a final quality assurance testing to ascertain that product quality standard are reached before delivery to end users.

Sales and marketing

For the two years ended 31st December, 1999, the Company's five largest customers in aggregate accounted for approximately 93.1% and 69.1% respectively of the Company's total turnover. For the two years ended 31st December, 1999, sales to the single largest customer amounted to approximately 65.4% and 21.5% of the Company's total turnover respectively. None of the Directors, their respective associates (as defined in the GEM Listing Rules), or shareholders owning more than 5% of the issued share capital of the Company holds any interest in any of the Company's five largest customers for 1998 and 1999.

Warranty

The Company provides free support and repairs under warranties to its customers through its own service department. The Directors believe that the provision of after-sales services will enhance the Company's profile and recognition of the Company's embedded system products. Starting from year 2000, the Company generally provides one year free maintenance warranties for its embedded system products. Before 2000, the Company provided free service warranty only in respect of its Network Security Products with warranty period ranging from one to three years, with the exception of one single customer, which is a government entity, whose warranty period was for life. Warranty cost was provided based on the management's estimate of future warranty liabilities by applying a fixed percentage on sales of Network Security Products. For the two years ended 31st December, 1999, provision for warranty amounted to approximately RMB nil and RMB500,000, respectively.

Research and development

The embedded system industry is characterised by rapid technological changes and quickly evolving demands. The Directors believe that the Company's success hinges largely on the Company's research and development ability in the embedded technology and related areas. It is therefore important for the Company's research and development team to study the most advanced embedded technology and explore new opportunities in this area.

The most important part of the Company's research and development relates to the software development and hardware design and, in particular, IC design methodology. It is the strategy of the Company's research and development division to integrate research and development of new technology and/or products with the Company's existing embedded system products to enhance their functions and performance. The division will also assist the Directors in determining the Company's future market direction and product development strategy. The Company's research and development division is the focus of the Company and it is the policy of the Company to continuously focus on research and development. For the two years ended 31st December 1999, the Company's research and development expenditure amounted to approximately RMB3.7 million and RMB4.7 million, respectively.

The Company's research and development division relating to embedded technology has a total of 25 research and development staff, 10 of which have master degrees and 5 of which have doctorate degrees specialising in software engineering and microelectronics. All of these research staff have previous work experience in relation to research and development of embedded systems.

Given the Company's well-established relationship with the relevant research institutes of Peking University, the Company can arrange for research project to be participated jointly by the Company and Peking University. Pursuant to the technological cooperation and support agreement entered into between the Company and Peking University on 17th April, 2000, the Company has been granted the first right in acquiring the study results of such research products and Peking University has agreed to provide the Company with all future research

results carried out by Peking University on products relating to embedded system for an indefinite term subject only to provision for termination in case of force majeure event. Such agreement can be terminated by reason of the occurrence of force majeure event. For further details of the technology cooperation and support agreement, please refer to the paragraph headed "Connected Transactions" under the section headed "Relationship with Peking University" in this prospectus.

In addition to the research and development of fundamental basic software and hardware embedded technology, the Company also spends significant efforts in embedded system product development. At present, the Company has 46 staff specialising in the research and development of the Company's embedded system products.

Competition

In view of its relationship with Peking University and the distinct nature of a majority of its product lines, the Directors consider that the Company at present does not face any major competition in the PRC. The market for embedded systems and related products is competitive, quickly evolving and subject to rapid technological changes. At present, the Company focuses mainly on the PRC market, a newly developed embedded systems market that has a very substantial market potential. The Directors believe that the Company compares favourably with its competitors in terms of research and development and brand awareness. Also, the Directors consider that there is significant entry barrier for potential competitors since certain security-related embedded system products in the PRC, in particular products such as Network Security Products and Security ICs, are technologically sensitive and critical to State security, requiring prior approvals by relevant authorities before any potential competitor can commence technology and product research. In addition, certain embedded system products have to be submitted to the relevant authorities for product testing to ensure compliance with relevant product requirements and standards stipulated by the State prior to the commercialization of such products. The Company has been able to obtain such approvals in reliance, to a certain extent, upon its relationship with Peking University and certain government authorities.

Save as aforesaid, certain security-related embedded system products of the Company such as Smart Card Application System face intense competition from local competitors. The Company's competitive strategy is to keep abreast of market trend and new direction of embedded technology.

As the PRC laws and regulations currently impose control on the import of certain foreign security-related embedded products such as Security ICs and encryption device into the PRC, foreign competitors which have comparatively more advanced security-related embedded technology currently do not impose any direct threat to the Company in so far as the PRC market is concerned. However, there can be no assurance that such protective regulations will remain in place following the PRC's entry into WTO and in such event, the Company's sales may be adversely affected as a result.

Intellectual property rights

The Company is applying for registration of two trademarks in Hong Kong and the PRC and the Directors anticipate that the registration of such trademarks will complete by August 2000 and July 2001 respectively. Further details of the registration are set out in the paragraph headed "Further information about the business" in Appendix 5 to this prospectus.

Employees and management

As at the Latest Practicable Date, the Company had approximately 139 employees, including 6 in management, 31 in technical support, 71 in research and development, 19 in sales and marketing, and 12 in finance and administration. All of the Company's employees have entered into employee contracts with terms ranging from one to five years and many of them are post-graduates from Peking University.

Year 2000 compliance

Year 2000 has already begun and the Company so far has not experienced any technical failure caused by possible Year 2000 problem and all its computer-related operations remain intact. As the Company's business is largely dependent on computer software and hardware, prior to the commencement of the year 2000, the Company had taken reasonable steps to ensure that the Company's operations and business activities would not be adversely affected by the Year 2000 problem. The Company commenced a contingency plan to identify all possible Year 2000 problems to the Company's computer systems and carried out relevant system remedies such as software and hardware update or replacement. The contingency plan was finished in August 1999. After the commencement of the year 2000, the Company remains alert to any possible Year 2000 failures and the Company's computer system is closely monitored so that any Year 2000 problems will receive immediate response thereby ensuring the steadiness and safety of the Company's computer system.

Heng Huat Trust

The Trustees (as defined below) have established the Heng Huat Trust (as defined below) as an incentive scheme for the employees of the Jade Bird Group and the Company and in recognition of their contributions towards the listing of the Company. Heng Huat and Gamerian Limited are the two shareholders beneficially entitled to 93.37 per cent and 6.63 per cent respectively in the issued share capital of Dynamic Win. Heng Huat is a limited liability company incorporated in the BVI, the entire issued share capital of which is held and beneficially owned as to 60 shares by Mr. Xu Zhen Dong, 20 shares by Prof. Zhang Wan Zhong and 20 shares by Prof. Liu Yue. Dynamic Win is one of the Promoters beneficially entitled to 22,000,000 Promoters Shares.

By a trust deed dated 19th July, 2000, Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue declared that they held the shares of Heng Huat as trustees ("Trustees") upon trust for the 477 beneficiaries, who are full-time employees of the Jade Bird Group and the Company (the "Heng Huat Trust"). The trust fund of the Heng Huat Trust consists of the entire issued share capital of Heng Huat together with all accumulations of income directed to be held as an accretion to capital of the Heng Huat Trust. The governing law of the Heng Huat Trust is the laws of Hong Kong.

A summary of the principal terms of the Heng Huat Trust is as follows:

1. Initial Period

During the initial three years period (the "Initial Period") from the date of establishment of the Heng Huat Trust, the Trustees will hold the income from the trust fund for the beneficiaries with absolute discretion to pay such income to the beneficiaries as the Trustees may determine.

Beneficiaries who leave the employment (other than by reason of illness, disability or retirement) of the Jade Bird Group or the Company will not be entitled to share in anything from the trust fund. In respect of any beneficiaries who leave the employment of the Jade Bird Group or the Company by reason of retirement, illness or disability or who dies during the Initial Period, his dependents shall remain entitled to share the income from the trust fund.

2. Post-Initial Period

After the Initial Period, the trustees will hold the trust fund on trust for the beneficiaries in proportions to their respective interests to the trust fund. Each of these interests is defined by the "points" which it bears to the total number of "points" for all beneficiaries. In respect of any beneficiaries who leave the employment of the Jade Bird Group or the Company by reason of retirement, illness or disability, his dependents shall remain entitled to their respective "points". The points of all beneficiaries added together will make up to 100 points.

Beneficiaries who individually or together have an aggregate of 2 points or more shall be entitled to request the Trustees to sell the equivalent number of Promoters Shares held by Dynamic Win in the Company and the sale proceeds shall flow-through to the selling beneficiaries.

3. Forfeiture

A beneficiary who ceases to be employed by the Jade Bird Group or the Company by reason other than illness, disability or retirement will have his "points" cancelled by the Trustees; his interests in the trust fund will thereupon be forfeited.

The following is a statement of active business pursuits of the Company for the two years ended 31st December, 1999 and for the period from 1st January, 2000 to the Latest Practicable Date ("Active Business Pursuit Period").

EMBEDDED TECHNOLOGY

As set out in the paragraph headed "History and development" under the section headed "Business" of this prospectus, the Jade Bird Group has developed into a sizable operation since the establishment of Jade Bird Software in 1992. Since May 1996, efforts have been made by the management of the Jade Bird Group for the development of embedded system products. Details of the Company's development of embedded technology during the Active Business Pursuit Period are summarized as follows:

	1998		1999		1st January, 2000 to the Latest Practicable Date
Period	**1H**	**2H**	**1H**	**2H**	
Software:–	Conducted technological analysis and design on network security software and digital telecommunication software (e.g. data transmission and algorithm with correct and amendable functions) Conducted functional testing on Smart Card Application System's handling software	Continued technological analysis and design and commenced testing and verification on network security software and digital telecommunication software (e.g. data transmission and algorithm with correct and amendable functions) Continued research on design of communication software for 230M workstation	Continued consummation of software through introduction of new technology and further enhancement on existing softwares	Continued consummation of software through introduction of new technology and further enhancement on existing softwares	Conducted requirement analysis of embedded software including: – research and development method – component description method – version control – configuration management Attended technology seminars to keep abreast of the latest development of IC and software technology
Hardware:– Embedded microprocessor IP core	Continued research on design of scalable RISC-type 16-bit embedded microprocessors IP core	Completed research on design of scalable RISC-type 16-bit embedded microprocessors IP core Produced sample of embedded microprocessors IP core through engagement of foundry	Conducted testing and verification of RISC-type 16-bit embedded microprocessors IP core	Further improved design of RISC-type 16-bit embedded microprocessors IP core Continued research on design of RISC-type embedded microprocessors IP core	Conducted feasibility study on new model of embedded microprocessor Commenced research and development of new model of embedded microprocessor
ASIC	Finalised testability techniques and fabrication methodologies	Continued research on design and testing methodologies of cell/module Continued research on fabrication Continued research and development of a cipher ASIC	Continued research on fabrication Continued research on design and testing methodologies of cell/module Completed research and development of a cipher ASIC	Conducted research on a combination of digital cell/module/ ASIC design and technology Completed research on ASIC design methodologies relating to VHDL	Commenced feasibility study on the design of Cell/ module: D/A, A/D

PRODUCT DEVELOPMENT

During the Active Business Pursuit Period, the Company, through its distinctive research and development team, spent substantial efforts in developing embedded system software thereby enhancing its software technology applicable in the embedded system products. To satisfy evolving market demands, the Company has also striven to improve the qualities of its embedded system products in terms of design, features and efficiency.

The details of the Company's development of its embedded system products for the Active Business Pursuit Period are summarized as follows:

Period	1998 1H	1998 2H	1999 1H	1999 2H	1st January, 2000 to the Latest Practicable Date
Security ICs	Continued requirement analysis	Identified suitable system structure and module Completed circuit design for completion with the implementation of encryption and decryption algorithm	Product sample available and commenced small-scale trial production Conducted the production of mask and silicon wafer, verification and packaging Completed product quality and stability testing	Consummated 1st generation Security ICs	Commence research on 2nd generation Security ICs
Network Security Products	Conducted technology study and jointly developed JB-SG2 Network Security Products with relevant government bodies	Conducted quality and function testing on JB-SG2 Network Security Products by developing testing sample system	Commenced product commercialization Conducted quality and function testing on some parts of JB-SG2 Network Security Products	Published product brochure and instruction booklet	Completed development of role-base authentication software, e-mail filter software and virtual private network (VPN) model security gateway Developed application label security control mechanism including: data authentication, encrypted transmission through IP protocol and data encryption library

Period	1998 1H	1998 2H	1999 1H	1999 2H	1st January, 2000 to the Latest Practicable Date
Smart Card Application System	Commenced study of Smart Card Application System Commenced study of contactless Smart Card Application System	Continued study of Smart Card Application System Continued study of contactless Smart Card Application System	Commenced study of smart card industrial application system for warehouse management Comprehensive smart card system for intelligent building completed Commenced study of financial smart card management system	Commenced study of financial encryption key management system Commenced study of smart card application on residential household management Commenced study of smart card industrial application on electric power industries	Improved existing security Smart Card Application System and integrated with alarm system
GPS Application System	Completed trial production of 1st generation GPS Application System (JB230M) Commenced feasibility study of 2nd generation GPS Application System (JB420M)	Completed stability testing and internal trial run of 2nd generation GPS Application System (JB420M) (demonstration model)	Completed the feasibility study of 2nd generation GPS Application System (JB420M) Completed stability testing and internal trial run of 2nd generation GPS Application System (JB420M) on network	Completed internal test run on the application of 2nd GPS Application System (JB420M) and trial production	Conducted comprehensive testing of technology standard to consummate and enhance the functionality of 2nd generation GPS Application System (JB420M)
WFAS	Commenced function and quality testing of new WFAS products Continued feasibility study of new WFAS products featuring automatic distinguishing function	Continued feasibility study of new WFAS products featuring automatic distinguishing function	Continued study of new WFAS products	Continued study of new WFAS products	Further improved and enhanced existing WFAS products' quality and extended its application through the implementation of product improvement projects

RELEVANT APPROVALS AND PERMITS

Relevant approvals and permits are required prior to development and commercialisation of the Company's embedded system products. During the Active Business Pursuit Period, the Company successfully obtained certain approvals/permits from relevant government authorities in respect of the development and commercialisation of the Company's embedded system products, a summary of which is illustrated as follows:

	1998		1999		1st January, 2000 to the Latest Practicable Date
Period	**1H**	**2H**	**1H**	**2H**	
Security ICs				Approval for product requirement standard obtained from State Cryptography Control authorities	Approval obtained regarding commercial cyptographic products from State Cryptography Control authorities[1]
Network Security Products			The Ministry of Public Security examination passed and sale approval permit issued		
Smart Card Application System					
GPS Application System		Obtained approval the Ministry of Public Security for 1st generation GPS Application System (JB230M)		Obtained from 深圳市無綫電管理局(Shenzhen Wireless Management Authority) for 1st generation GPS Application System's (JB230M) production, sales and transmission network permits	Obtained from 深圳市無綫電管理局(Shenzhen Wireless Management Authority) for GPS Application System's production, sales and transmission network permits[2]
WFAS					

Notes:

(1) Pursuant to an approval (國密辦字〔2000〕93號) from the State Cryptography Control authorities dated 7th June, 2000 (the "Approval"), the State Cryptography Control authorities agreed to allow Jade Bird to transfer its research and development and operating activities in relation to commercial cryptographic products to the Company. The Approval further provides that the Company is entitled to all of the previous approvals granted by the State Cryptography Control authorities to Jade Bird regarding each of its commercial cryptographic projects.

(2) On 6th June, 2000, Beijing Beida Jade Bird Universal Sci-Tech Company Limited Shenzhen Branch ("Shenzhen Branch") was established by the Company to engage in the research and development and production of embedded system products. It is presently intended that the Shenzhen Branch will focus mainly on the business activities in relation to GPS Application System. To comply with the rules and regulations governing GPS-related products in Shenzhen, the Shenzhen Branch applied to 深圳市無線電管理局 (Shenzhen Wireless Management Authority) for certain permits in relation to the production, sales and transmission network of GPS-related products and such permits were obtained in June 2000.

PRODUCTION

During the Active Business Pursuit Period, the Company was principally engaged in small-scale trial production either through outsourcing or internal production. The Company's production activities for the Active Business Pursuit Period are illustrated below:

Period	1998 1H	1998 2H	1999 1H	1999 2H	1st January, 2000 *to the Latest* Practicable Date
Security ICs		Commenced production of Security ICs through engagement of foundry		Continued production of Security ICs through engagement of foundry	
Network Security Products			Commenced production and assembly of Network Security Products	Continued production and assembly of Network Security Products	Commenced trial production of VPN model security gateway Continued production of existing Network Security Products
Smart Card Application System	Continued production of POS and access application system	Commenced trial production of comprehensive Smart Card Application System	Continued production of existing Smart Card Application System	Continued production of existing Smart Card Application System	Commenced trial production of security Smart Card Application System Continued production of existing Smart Card Application System
GPS Application System			Trial sampling of 2nd generation GPS Application System (JB420M) products	Trial sampling of 2nd generation GPS Application System (JB420M) products	Commenced small-scale production of 2nd generation GPS Application System (JB420M) products
WFAS	Continued Small-scale production and assembly of WFAS products	Continued Small-scale production and assembly of WFAS products	Continued Small-scale production and assembly of WFAS products	Continued Small-scale production and assembly of WFAS products	Continued small-scale production and assembly of existing WFAS products

MARKETING

During the Active Business Pursuit Period, the Company's marketing activities are summarised as follows:–

Period	1998 1H	1998 2H	1999 1H	1999 2H	1st January, 2000 to the Latest Practicable Date
Marketing activities	Conducted Smart Card Application System forums and participated in exhibitions in Beijing	Promoted security Smart Card Application System relating to security access control to government bodies	Conducted Smart Card Application System forums in Shanghai Conducted Network Security Products press conferences in Beijing Participated in *industry (network* security) forums in Beijing	Conducted seminars for Security ICs in Beijing Participated in 中國高新技術成果交易會 (China High-tech Production Fair) in Shenzhen Promoted Security ICs *through direct* sales force Participated in industry (network security) forums in Guangdong Province Conducted GPS application products press conference in Beijing and Chengdu Participated in industry (GPS Application System) forum in Shanghai Provided Security ICs samples to potential customers	Opened Shenzhen Branch Further expanded the Company's existing marketing department Participated in 北京高新技術產業周 (Beijing advanced technology business week) Formulated advertising plan and identify relevant leading media such as 中國計算機報(China Infoworld), 計算機世界 (China Computer World), 網絡世界(China Network world), 互聯網周刊(China Netweek), etc Conducted business discussion with renowned international electronic manufacturers

DEPLOYMENT OF HUMAN RESOURCES

The numbers of employees of the Company during the Active Business Pursuit Period are summarised as follows:–

	For the year ended 31st December		The Latest Practicable
	1998	1999	Date
Management	11	13	6
Technical support	12	15	31
Research and development	58	77	71
Sale and marketing	8	9	19
Finance and administration	9	19	12
Total	98	133	139

REVENUES

Revenues of the Company for the Active Business Pursuit Period are summarised as follows:

	(RMB million)
For the year ended 31st December, 1998	3.0
For the year ended 31st December, 1999	10.4
For the period commencing from 1st January, 2000 to 30th April, 2000 (per the Company's unaudited management account)	1.3

BUSINESS OBJECTIVES

Given that the embedded system industry is characterised by frequent product introductions and rapidly changing technology, the Directors believe that the Company, with its well-qualified and experienced research team as well as technological support from Peking University and the Four Domestic Promoters, will be able to compete favourably with other manufacturers in the PRC. With the State's policy of making IT a fundamental driving force for economic growth in the PRC, the Directors believe that the market potential in this area is significant. With the existing technology and intellectual property owned by the Company and technological arrangement with the Peking University and the Four Domestic Promoters, the Directors further believe that the Company is able to capitalise on the market potential in the market of software and hardware development for use in embedded systems in the PRC.

The Company's development strategies formulated by the Directors comprise three principal areas and they are (i) continuous enhancement of technological skills in software and hardware development through research and development; (ii) the improvement on its production technology and facilities so that its products will meet international standards thereby increasing the competitiveness of its products; and (iii) expansion of the Company's distribution network and marketing programs in the PRC.

FUTURE PLANS AND PROSPECTS

Embedded technology

The Internet has demonstrated a rapid growth in popularity in the last decade and is expected to continue in the future. International Data Corporation estimates that the number of Internet users worldwide will grow from approximately 155.6 million at the end of 1998 to approximately 526 million by the end of 2003. Such estimates further underpin the Directors' belief that the Internet economy will be the world's next growth engine and the power of the Internet has been extending to various sectors of the economy.

Amid the structural change in economy and the shift in people's lifestyles worldwide, the Directors anticipate that more customers and businesses will be going on the Internet, leading to an imminent demand for security in different aspects. Financial information and transactions, design document, business plans and other sensitive data must only be restricted to authorised personnel. There is a valid fear that this data could be viewed or altered in transit or used by malicious people to create lawsuits or defraud corporations. Hence, embedded technology that protects the privacy of information either inside an intranet or transmitting through the Internet is of growing importance.

The development of network communication technology empowers the protection over people's property and the Directors believe that such development will gradually change the style of traditional products. For instance, connection to the Internet for wireless devices such as cellular phone will assist people in managing busy life and enhance their lifestyle, and

make a home more comfortable, safe and efficient. It can simply link lighting, entertainment, security, telecommunications, heating and air conditioning, home appliances, and kitchen appliances, etc., through a central computing device which receives signals from cellular phone and forwards those signals to the appliances and systems in the designated house. On the other hand, it also acts as a security device that keeps the homeowner informed remotely should there be any abrupt occurrences at home. In light of the growing concerns in security from different aspects, the Directors believe that with the knowledge in these application areas and strong technological development skills, demand for the Company's existing embedded system products which focus on security areas will get a boost in the Internet age.

Given the wide use of embedded systems ranging from household electrical appliances to military applications, the Directors believe that embedded technology engineering has become an established concept in industrial sector and the Company will strive for continuous development in both software and hardware to achieve higher system functionality. As such, the Company intends to provide its designers with a favourable design environment by building up reusable embedded software and hardware libraries. The reusable components of such libraries, because of their known reliability, will introduce less risk than redesigning and recoding the same component for each new application. Those libraries will not only reduce the design effort and enhance the chances for a first-time right implementation but also enable the Company to conduct continuous research on system minimisation. This allows reduction in the size of the system but at the same time allows higher level of functionality be incorporated in a chip without negatively affect the speed and power consumption of the system. Furthermore, the Directors believe that the market demand will emerge from end products towards reusable software and hardware components in the future thereby it is beneficial for the Company to build up its own fundamental tools and tap the market. A simplified chart of the Company's embedded technology is set out below:


Embedded technology
Software
Hardware
Embedded software library
IP library
ASIC
Embedded microprocessor

Business strategy

The Company's strategy is to develop a wide variety of technologically advanced software and integrated circuits to satisfy evolving market demands and requirements for embedded

system products. The Company aims to become the market leader in the PRC in the development of software and integrated circuits for use in the manufacturing and production of embedded system products. The key elements of the Company's business strategies are outlined below:–

– **Compliance with the evolving standards**

The Company focuses on the research and development of advanced software and integrated circuits for the manufacture of high-end embedded system products in the PRC. The Directors believe that the high-end customers tend to be early adopters of new technology and satisfying their needs requires a constant monitoring of the market and technology trends and an ability to act quickly. The Company keeps abreast of the local market trends and works closely with its customers to identify the market needs and define product specifications early in the development process. This approach results in a thorough understanding of the end-users' requirements prior to commencement of the design process. The Company believes that its embedded systems and related product lines are able to meet the requirement of its high-end customers including government bodies in the PRC.

– **Establishing research and development centre in Shenzhen**

The Company intends to establish a research and development centre in Shenzhen, the PRC, to research and develop embedded system and related products. The local government of Shenzhen actively promotes and encourages IT industry by offering preferential treatments including tax relief, preferential residential and commercial property and immigration policy to IT companies operating in Shenzhen.

– **Maintaining relationship with Peking University**

The Directors believe that the ability to keep abreast of the technology and market trend of embedded system and the ability to develop high reliability software and integrated circuits for use in embedded systems are the keys to the Company's success. Hence, the Directors intend to maintain the Company's well established relationship with Peking University and to access its research talent and technical expertise. The Company closely coordinates with the Computer Science and Technology Department of Peking University for the recruitment of high calibre researchers. Peking University on behalf of the Institutes has entered into a technological cooperation and support agreement with the Company on 17th April, 2000, pursuant to which the Institutes will provide technological cooperation and support to the Company relating to research and development of embedded technology in hardware and software and embedded system products.

– **Expanding sales and marketing activities**

The Company intends to increase its sales throughout the PRC by expanding its sales force and marketing programs. The Company's sales force and its field engineers are knowledgeable in a wide variety of hardware and software environments and able to provide valuable consultancy services to its customers. The sales and marketing programs of the Company include: (a) extending its geographical reach and expanding its distribution network in the PRC by setting up representative offices; (b) expanding the Company's existing marketing department; (c) participating in major exhibitions and conducting seminars and trade shows thereby enhancing its brandname awareness; and (d) launching extensive advertising plan.

MILESTONES

Embedded technology

In light of the business objectives of the Company, the Company will seek to attain the following milestones in the period from the Latest Practicable Date to 31st December, 2000 and the two years ending 31st December, 2002. Investors should note that the following milestones and their respective scheduled time for attainment are formulated based on the bases and assumptions referred to under the paragraph headed "Bases and assumptions" below.

The Company's business objectives with respect to the development of embedded technology from the Latest Practicable Date to 31st December, 2000 and for the two years ending 31st December, 2002 are set out as follows:–

Period	The Latest Practicable Date to 31st December, 2000	2001 1H	2001 2H	2002 1H	2002 2H
Software	Conduct feasibility study and finalise research and development methods Establish a small scale experimental model of reusable embedded system software library	Conduct testing and revaluation of experimental model Formally establish a small scale reusable embedded system software library including: – extract the reusable software components from the experimental model and put in the formal library – unit testing	Continue to establish a small scale reusable embedded system software library including: – extract the reusable software components from the experimental model and put in the formal library – unit testing Conduct integrated testing and system testing	Encourage internally the use of small-scale embedded system software library for enhancement of the Company's existing products Consummate operation of embedded system software library (e.g. adding change control, access control, and synchronization control strategy) Replenish new software components to small-scale embedded system software library	Continue to encourage internally the use of small-scale embedded system software library for enhancement of the Company's existing products Continue to improve the operation of the embedded system software library Continue to replenish new software components to the small-scale embedded system software library Commence object-oriented software engineering

Period	The Latest Practicable Date to 31st December, 2000	2001 1H	2001 2H	2002 1H	2002 2H
Hardware:– Embedded microprocessor	Commence core technology study and complete system logic design including: – design and technological research on system level low power consumption – complete system logic design – research on testability techniques – research on RAM, ROM and ALU design – research on technology of digital integrated circuit Complete programming language conversion compiler	Complete circuit design including: – research on EEPROM design technology – research on ASIC design methodology Complete layout design of embedded microprocessor	Conduct trial production and testing on embedded microprocessor Begin real time operation system design	Encourage internally the use of embedded microprocessor Transform the embedded microprocessor product into IP core so that IP library can be formed. IP library available for customers' trial use Integrate IP core with algorithm IP core and connect to EEPROM, ROM, RAM and other I/O bus to advocate employment of embedded microprocessor	Complete ASIC by using embedded microprocessor as core Conduct integrated testing of embedded microprocessor
ASIC	Conduct research and development of Barrel Shifter, D/A, SRAM, ALU, etc	Commence research on mix signal integrated circuit design technology	Establish a small scale cell/module library	Replenish new cell/ module to the library Refine the existing cell/module	Continue to replenish new cell/ module to the library
Amount to be financed by the net proceeds from the Placing	HK$8,200,000	HK$6,900,000	HK$7,800,000	HK$10,600,000	HK$11,400,000

In order to tap the reusable software and hardware component market in the future, the Company intends to put significant emphasis on the research and development of the embedded technology by setting up a research and development centre in Shenzhen.

Shenzhen: Research and development centre

The Company intends to establish a research and development centre in Shenzhen, the PRC, to research and develop embedded system software and manufacture embedded system products which apply the Company's software and integrated circuits. The Directors believe that the Company will benefit from establishing a research and development centre in Shenzhen where the local government actively promotes and encourages the local IT industry's development by offering preferential treatments including tax relief, residential and commercial property and immigration policy to those IT companies establishing in Shenzhen.

Product development

With respect to the product development, the Company principally aims to carry out continuous improvement in its existing embedded system products and introduce new products to the market through its intensive and continuous research and development efforts in embedded technology and its application products. The Company's product development team strives to develop embedded system products which comply with the evolving standards. The Company's business objectives with respect to the development of embedded system products from the Latest Practicable Date to 31st December, 2000 and for the two years ending 31st December, 2002 are set out as follows:–

Period	The Latest Practicable Date to 31st December, 2000	2001 1H	2001 2H	2002 1H	2002 2H
Security ICs	Complete circuit design of 2nd generation Security ICs Commence feasibility study on 3rd generation Security ICs	Commence research and development of 3rd generation Security ICs	Complete circuit and layout design of 3rd generation Security ICs Commence research on smart card technology and complete its technology proposal	Commence research, development and design of smart card	Conduct research and development of COS Complete development of COS
Network Security Products	Develop security tunnel technology	Develop application specific security gateway applicable in areas such as securities trading system and tax collection	Develop security gateway for remote monitoring, e-commerce security gateway and Internet securities trading system	Commence research and development of high speed mainframe control system Continue development of security gateway for e-commerce and bank electronic clearing system	Commence commercialisation of application specific security gateway Develop virtual host/virtual proxy server
Smart Card Application System	Research and develop smart card networking application system Improve smart card POS application system Develop smart card multiple application system (e.g. access control and point of sale/cafeteria) Continue research and develop smart card logistics management system	Research and develop smart card logistics management system and property management system Research and develop intelligence household management	Research and develop application specific Smart Card Application System Continue research and develop intelligence household management	Continue research and develop application specific Smart Card Application System Refine and improve intelligence household management	Continue research and develop application specific Smart Card Application System Refine and improve intelligence household management

Period	The Latest Practicable Date to 31st December, 2000	2001 1H	2001 2H	2002 1H	2002 2H
GPS Application System	Conduct requirement analysis for GPS Application System in special types of vehicle Commence hardware and software design for GPS Application System tailored for anti-theft, anti-movement, anti-route-diversion and time control of vehicle movement Conduct research and analysis on 3rd generation GPS Application System JB-350M	Develop application specific GPS Application System JB-350M Conduct in depth research on 3rd generation GPS Application System JB-350M Conduct preliminary testing on cross cities GPS network and trial run on two cities	Conduct research on intra-city GPS Application System JB-350M Continue in depth research on 3rd generation GPS Application System JB-350M Commence hardware design for 3rd generation GPS Application System JB-350M and navigation project Complete testing on 3rd generation GPS Application System JB-350M and navigation project	Commence software design of 3rd generation GPS Application System JB-350M	Conduct preliminary testing on 3rd generation GPS Application System JB-350M
WFAS	Conduct testing and internal review (2nd generation WFAS) Conduct feasibility study on 3rd generation WFAS through incorporation of ASIC technology into existing system Commence study of 3rd generation WFAS Commence study for the application of WFAS in ancient buildings and large scale scenic garden Start requirement analysis of WFAS for use in general household security	Commence study of security wireless alarm system Start study of application specific WFAS (e.g. warehouse and small scale residential community) Conduct testing and review on the trial 3rd generation WFAS	Commence requirement analysis of the next generation of WFAS Continue studying of application specific WFAS and security wireless alarm system Commence requirement analysis of integrated wireless security and fire alarm system	Complete development of the next generation WFAS	Commence and complete research and development of home wireless alarm system
Amount to be financed by the net proceeds from the Placing	HK$8,500,000	HK$8,700,000	HK$8,600,000	HK$12,200,000	HK$13,000,000

Relevant approvals and permits

Having finished product development, the Company is normally required to obtain certain permits or approvals for its newly developed products prior to product commercialisation. The Company's plan in respect of the obtaining of the relevant permits and/or approvals for its embedded system products from the Latest Practicable Date to 31st December, 2000 and for the two years ending 31st December, 2002 is set out as follows:–

		2001		2002	
Period	**The Latest Practicable Date to 31st December, 2000**	**1H**	**2H**	**1H**	**2H**
Security ICs	Receive approval from State Cryptography Control authorities for 2nd generation Security ICs		Receive approval from State Cryptography Control authorities for 3rd generation Security ICs		
Network Security Products	Apply for sales permit for role-base authentication software, e-mail filter software and VPN model from the Ministry of Public Security Apply sales permit for application specific security gateway from the Ministry of Public Security				
Smart Card Application System	Apply to the Ministry of Public Security and國家計量局(National Bureau of Metrology) for the qualification upgrade in security engineering from Grade 2 to Grade 1 Apply to 中華人民共和國建設部(The Ministry of Construction of the PRC) for approval of intelligence building and system integration		Send relevant Smart Card Application System to 國家計量局 (National Bureau of Metrology) to test whether product quality meets national standard		

Period	The Latest Practicable Date to 31st December, 2000	2001 1H	2001 2H	2002 1H	2002 2H
GPS Application System	Obtain approval from the Ministry of Information Industry Wireless Management Authority for 2nd generation GPS Application System (JB420M)				
WFAS	Obtain approval from 瀋陽消防電子產品監督檢測中心 (Shenyang Fire Protection E-Product Intendence Proof-test Centre) and 國家消防電子產品質量監督檢驗中心 (Nation Fire Protection E-Product Quality Intendence Proof-test Center) for 2nd generation WFAS		Obtain approval from 瀋陽消防電子產品監督檢測中心 (Shenyang Fire Protection E-Product Intendence Proof-test Centre) and 國家消防電子產品質量監督檢驗中心 (Nation Fire Protection E-Product Quality Intendence Proof-test Center) for 3rd generation WFAS		

Production

The Company's production activities for the period commencing from the Latest Practicable Date to 31st December, 2000 and for the two years ending 31st December, 2002 are summarised as follows:

Period	The Latest Practicable Date to 31st December, 2000	2001 1H	2001 2H	2002 1H	2002 2H
Security ICs		Commence trial production of 2nd generation Security ICs	Commence trial production of 3rd generation Security ICs	Commence full-scale production of 1st, 2nd and 3rd generation Security ICs	Continue full-scale production of 1st, 2nd and 3rd generation of Security ICs
Network Security Products	Commence trial production of application label security control mechanism	Continue production of existing Network Security Products	Commence trial production of application specific security gateway applicable in securities trading system	Commenced trial production of security gateway for e-commerce	Commence full-scale production of application specific security gateway
	Continue production of existing Network Security Products		Continue production of existing Network Security Products	Continue production of existing Network Security Products	Continue production of existing Network Security Products
Smart Card Application System	Commence small-scale production of security Smart Card Application System	Commence trial production of smart card object classification system	Commence trial production of intelligent household management	Commence full-scale production of security and intelligent Smart Card Application System	Continue full-scale production of security and intelligent Smart Card Application System
	Continue production of existing Smart Card Application System	Continue production of existing Smart Card Application System	Continue production of existing Smart Card Application System	Commence trial production of intelligent household management	Commence full-scale production of intelligent household management
				Continue production of existing Smart Card Application System	Continue production of existing Smart Card Application System
GPS Application System	Trial sampling of JB-420M products Commence full-scale production of 1st generation GPS Application System (JB230M) products	Continued full-scale production of 1st generation GPS Application System (JB230M) products	Commence full-scale production of 2nd generation GPS Application System (JB420M)	Trial sampling of (JB350M) products Continue full-scale production of (JB230M) and (JB420M) products	Continue full-scale production of (JB230M) and (JB420M) products
WFAS	Commence trial production of 2nd generation WFAS products	Commence full-scale production of 2nd generation WFAS products	Commence trial production of 3rd generation WFAS products	Commence full-scale production of 3rd generation WFAS products	Continue full-scale production and assembly of existing WFAS products
	Continue full-scale production and assembly of existing WFAS products	Continue full-scale production and assembly of existing WFAS products	Continue full-scale production and assembly of existing WFAS products	Continue full-scale production and assembly of existing WFAS products	

It is presently intended that costs of production which include principally direct materials, direct labor and manufacturing overhead will not be financed directly by the net proceeds from the Placing.

Marketing

For the period from the Latest Practicable Date to 31st December, 2000 and for the two years ending 31st December, 2002, the Company's marketing plan will principally consist of four basic elements: (i) to open representative offices in various prosperous provinces and cities in the PRC; (ii) to further develop the Company's existing marketing department; (iii) to participate in major exhibitions of general embedded system products or conduct seminars, trade shows and exhibitions with a view to promoting the Company's existing embedded system products; (iv) to form strategic business alliances or enter into arrangements with government authorities or organisations responsible for the governance or overall planning of industries in which the Company currently operates in; and (v) to launch extensive advertising activities.

The Directors believe that such marketing activities will significantly improve the Company's market appearance and penetration and result in higher sales and better sales network of the Company's embedded system products. The Company's detailed marketing plan for the period from the Latest Practicable Date to 31st December, 2000 and for the two years ending 31st December, 2002 is illustrated as follows:

Period	The Latest Practicable Date to 31st December, 2000	2001 1H	2001 2H	2002 1H	2002 2H
Marketing activities	Open representative offices and after sales service centre in Shanghai Enter into agreement with regional sales agents Participate in professional exhibitions in Beijing, Shandong, Shanghai, Guangzhou and 中國高新技術成果交易會(China High-tech Production Fair) in Shenzhen Conduct seminars and trade shows in Shanghai, Guangzhou and Shenzhen for product promotion Formed strategic alliances with government bodies to market the Company's products Establish after sales service centre in Beijing	Open representative offices and after sales service centre in Chengdu Establish sales network in southern China Participate in professional exhibitions and trade shows in Beijing and Shanghai Commence roadshows in eastern and southern China and conduct trade shows and seminars in Shenzhen Enter into strategic alliances with government bodies Continue the Company's advertising plan such as placing advertisements in industry-related magazines	Commence preparatory activities for future establishment of national product sales agent network Participate in professional exhibitions in Beijing and 中國高新技術成果交易會 (China High-tech Production Fair) in Shenzhen Conduct trade shows and exhibitions in eastern China, Beijing, Shanghai, and Shenzhen, etc. Lobby relevant government bodies with a view to becoming one of the shortlisted suppliers to bid for government projects Continue the Company's advertising plan such as placing advertisements in professional magazines	Open representative offices and after sales service centre in Dalian Continue placing advertisements in industry-related and professional magazines Continue placing advertisements in relevant websites (e.g. sina.com, soho.com and other websites) Formulate advertisements on television Establish a comprehensive sales network in China Establish after sales service centres in China Participate in professional and industry-related exhibitions in China Conduct trade show and seminars for the Company's new products	Continue placing advertisements on industry-related and professional magazines Continue placing advertisements in relevant websites (e.g. sina.com, soho.com and other websites) Formulate advertisements on television Establish a comprehensive sales network in China Establish after sales service centres in China Participate in professional and industry-related exhibitions in China Conduct trade show and seminars for all kind of new products of the Company
Amount to be financed by the net proceeds from the Placing	HK$10,000,000	HK$8,000,000	HK$8,000,000	HK$6,600,000	HK$6,600,000

Deployment of human resources

The Directors intend to substantially increase the total number of employees of the Company in particular in the departments of research and development and sales and marketing. The Company's expected number of employees in different departments for the periods from the Latest Practicable Date to 31st December, 2000 and the two years ending 31st December, 2002 are summarized as follows:

Period	As at 31st December, 2000	As at 30th June, 2001	As at 31st December, 2001	As at 30th June, 2002	As at 31st December, 2002
Management	14	17	21	33	41
Technical support	54	63	90	73	104
Research and development	107	116	165	185	235
Sales and marketing	35	42	60	83	118
Finance and administration	20	21	23	26	32
	230	259	359	400	530

BASES AND ASSUMPTIONS

The development strategies formulated by the Company in order to achieve its business objectives set out below are based on the following assumptions:–

- There will be no significant change in the PRC legal and regulatory framework that will adversely affect the business and activities of the Company;

- There will be no significant economic change as a result of the PRC's entry into WTO that will adversely affect the business of the Company;

- The PRC government will continue to promote and encourage the development of IT industry;

- The demand for advanced technology to improve the work quality and efficiency and standard of living remains unchanged;

- There will be a continuous growth in the number of customers for computer and computer related products and services;

- There will be a sufficient amount of technical expertise in the industry where the Company operates;

- Suitable personnel can be recruited and retained by the Company;

- Inflation, interest rate and exchange rates will not differ materially from those prevailing as of the date of this prospectus;

- There is no material changes in the bases or rates of taxation applicable to the Company;

- There is no change in the cooperative relationship between the Company and Peking University;

- There will be no change in the status of the permit obtained by the Company;

- There will be no disasters, natural, political or otherwise, which would materially disrupt the business or operations of the Company or cause substantial loss, damage or destruction to its property and facilities;

- The State's policy in relation to the Company's embedded/safety products remains unchanged; and

- The State's policy in relation to cryptography remains unchanged.

USE OF PROCEEDS OF THE PLACING

Given that the industry in which the Company operates is characterised by frequent product introductions and rapid technological changes, the Directors believe that the Company, with its well qualified research team and technological support from Peking University, will compete favourably amongst its competitors. With the State's recognition of IT as a fundamental driving force for economic growth in the PRC, the Directors believe that the market potential in this area is significant. With the proprietary technology and embedded system products developed by the Company and technological cooperation and support arrangements with Peking University, the Directors further believe that the Company will capitalise on the market potential and become one of the leaders in the market of embedded systems in the PRC. The Directors believe that the proceeds from the Placing will enable the Company to implement and realise its strategic plans as set out in the section headed "Statement of Business Objectives" in this prospectus.

The net proceeds of the Placing (assuming that the Over-allotment Option is not exercised), after deducting related expenses to be borne by the Company, are estimated to amount to about HK$234 million. It is presently intended that the net proceeds will be applied as follows:–

- as to approximately HK$96 million, for use in the research and development of embedded technology and related application products (including research and development, the purchase of testing and laboratory apparatus and design tools, and recruitment of additional staff for research and development);

- as to approximately HK$70 million, for setting up a research and development centre in Shenzhen;

- as to approximately HK$30 million, for extensive marketing and promotion activities such as conducting seminars and trade shows, participating in professional exhibitions and formulating advertising plan and promotion campaign in the PRC;

- as to approximately HK$10 million, to cover the set up costs of the representative offices in Shanghai, Dalian and Chengdu in the PRC;

- as to approximately HK$16 million, for recruitment of additional staff to the Company and general staff for the representative offices to be established in Shanghai, Dalian and Chengdu in the PRC;

- as to the balance of approximately HK$12 million, for additional working capital of the Company.

Should the Over-allotment Option be exercised in full, the Company will receive additional net proceeds of approximately HK$24 million which together with the net proceeds from the Placing, after deducting related expenses, will amount to approximately HK$258 million. The Directors intend to use any of the additional proceeds raised from any exercise of the Over-allotment Option for additional working capital.

To the extent that the net proceeds of the Placing are not immediately required for the above purposes, it is the present intention of the Directors that such net proceeds, to the extent permitted by relevant PRC regulations, will be placed on short-term deposit with banks in the PRC.

EXECUTIVE DIRECTORS

Mr. Xu Zhen Dong (許振東), aged 36, is an executive Director and the Chairman of the board of Directors of the Company. Mr. Xu is responsible for the Company's overall strategic planning, corporate formulation and financial strategies. In 1987, Mr. Xu graduated from the Computer Science and Technology Department of Peking University. Mr. Xu is a director and the general manager of Jade Bird and the chairman and authorised representative of Beijing Tianqiao. Mr. Xu is also a director and the general manager of 北京北大青鳥新世界網絡技術有限公司 (Beijing Beida Jade Bird New World CyberBase Technology Company Limited). Mr. Xu joined the Jade Bird Group in November 1994 and subsequently joined the Company in March 2000.

Prof. Chen Zhong (陳鐘), aged 37, is an executive Director and the president of the Company. He is responsible for the overall technology, product research and development of the Company. He is currently a professor and teacher of doctorate students of the Computer Science and Technology Department of Peking University. Prof. Chen graduated from the Computer Science and Technology Department of Peking University with a bachelor degree in 1983, a master degree in 1986 and a doctorate degree in 1989 in computer science and technology. Prof. Chen is a former student of Prof. Yang Fu Qing. Prof. Chen participated in research and development of the State focal science and technology project relating to "Software Engineering Environment Jade Bird System" under the leadership of Prof. Yang Fu Qing. Since 1995, Prof. Chen principally engaged in research in respect of network and information security system, software domain-specific software engineering, etc. At that time, Prof. Chen participated in certain State's research subjects including "Internet security technology and strategy research", "Internet information automatic search and recognition technology", "Internal network security system" and the State torch project of "Regional banking and financial network security"; further, Prof. Chen also completed a project relating to the State technology medium sized enterprise "Regional financial network information security research and implementation". Prof. Chen received awards including the State's Science and Technology Achievement Award of Youth in 1996, the Special Awards in Advancement of Science and Technology by the Ministry of Electronic Industry, the Second Awards in the State's Science and Technology Advancement in 1998. Prof. Chen is also a director of Jade Bird and Beijing Tianqiao. Prof. Chen joined the Jade Bird Group in November 1994 and subsequently joined the Company in March 2000.

Prof. Zhang Wan Zhong (張萬中), aged 37, is an executive Director and vice president of the Company. He is primarily responsible for the overall administration, corporate matters and public relations of the Company. Prof. Zhang graduated from Peking University with a master degree in science. Prof. Zhang held various positions in the administrative arm of Peking University including the professor of the Remote Sensing and Geographic Information System Department of Peking University, he has been responsible for the State's focal science and technology project relating to key problem's solving. He was the authorised representative and general manager of Peking University Science Information Technology Company. Prof. Zhang joined the Jade Bird Group in October 1998 and subsequently joined the Company in March 2000.

Mr. Xu Zhi Xiang(徐祗祥), aged 35, is an executive Director and vice president of the Company. He is responsible for the Company's sales and marketing in the PRC. Mr. Xu graduated from Peking University with a bachelor degree in computer science and technology specialising in software and subsequently obtained a master degree in software engineering and computer science from Software Research Centre of the Science Institute of the PRC. Mr. Xu is also the director and general manager of Beijing Tianqiao and Beida Jade Bird Commercial Information System Company Limited. Mr. Xu joined the Jade Bird Group in November 1994 and subsequently joined the Company in March 2000.

Prof. Liu Yue(劉越), aged 38, is an executive Director and vice president of the Company. She is responsible for product research and development and corporate relations of the Company. She is an expert in IC design and ICCAD. She received the Second Prize of Technological Achievement in Beijing and "安泰獎"(Antai) Prize of Peking University. She is currently the general manager of Yu Huan. Prof. Liu joined the Jade Bird Group in June 1996 and subsequently joined the Company in March 2000.

NON-EXECUTIVE DIRECTORS

Prof. Yang Fu Qing(楊芙清), aged 67, a famous computer expert, is a non-executive Director. She is a fellow of the Science Institute of the PRC and a professor and the director of the Information and Engineering Department of Peking University. Prof. Yang focuses on the research of system software, software engineering and software industralisation production technology and has obtained research results. Prof. Yang has over 40 years of experience in the research of process automation and system software and has developed the operation system of the first computer made in the PRC and has also developed the first PRC's operation system using pure high level computer language. Owing to her great achievement in scientific research, Prof. Yang received numerous honorary awards including over ten awards of national and ministry level such as the Second Awards in State's Advancement of Technology in 1998, Special Award in Advancement of Technology by the Ministry of Electronic Industry in 1996, "Three-eight" Red-banner Pacesetter, First Prize of Technological Achievement from Guanghua Technology Fund and "He Liang-He Li" Fund-Advancement of Science and Technology in 1997. Prof. Yang has nurtured more than 100 postgraduate and postdoctorate students. She has published more than 70 thesis and has 6 publications. Prof. Yang is the chairman of Jade Bird Software and Jade Bird. Prof. Yang is the wife of Prof. Wang Yang Yuan. Prof. Yang joined the Jade Bird Group in November 1992 and subsequently joined the Company in March 2000.

Prof. Wang Yang Yuan(王陽元), aged 65, a famous microelectronics expert, is a non-executive Director. Prof. Wang, is a fellow of the Science Institute of the PRC and a professor and head of Institute of Microelectronics of Peking University. Prof. Wang performed study in the research of microelectronics and successfully developed PRC's first piece of three-type 1024 bit MOSDRAM, and he is being recognised as one of the major explorers of gate terminal N channel technology. In the research of polysilicon chips, Prof. Wang introduced stress enhanced oxidation model for thin polysilicon film oxidation, feature parameter and

engineering application formula and has recently commenced research in new structure circuit and MEMS, circuit simulation of CMOS/SOI circuit, etc. Prof. Wang obtained awards from national and departmental level including 潘文淵獎 (Pan Wenyuan Certificate), 全國科學大會獎 (National Science Society Award), 國家發明獎 (National Invention Award), and the 國家教委科技進步一等獎 (First Prize of Technological Achievement from National Teaching Committee). Prof. Wang has nurtured dozens of master students, doctorate students and post-doctorate students and published more than 150 thesis and 20 publications. Prof. Wang is a director and chief consultant of Jade Bird. Prof. Wang is the husband of Prof. Yang Fu Qing. Prof. Wang joined the Jade Bird Group in December 1994 and subsequently joined the Company in March 2000.

Prof. Han Ru Qi (韓汝琦), aged 61, is a non-executive Director. Prof. Han is a professor and tutor of doctorate students of Peking University. He was also the deputy head of the Microelectronic Institute of Peking University. Prof. Han was awarded 第二屆全國高校優秀教材評選國家級特等獎 (the National Special Prize in the Second Annual National High School Excellent Teaching Publication Competition) in 1992 and 國家科技進步二等獎 (the Second Prize of State Technological Achievement) in 1996. He is currently a standing committee member of the National Political Consultative Conference, member of 民革北京市主任委員(Minge Beijing Chief Committee), vice chairman of the Beijing Political Consultative Conference and standing committee member of the Central Cultural Reform Committee. Prof. Han joined the Company in March 2000.

Mr. Xing Huan Lou (邢煥樓), aged 51, is a non-executive Director. Mr. Xing studied in Beijing Economics Institute and State Social Science Post-Graduate Institute. He was the chief-economist of Beijing City Planning Committee. Mr. Xing joined Beijing Integrated Investment Company since May 1997 and was appointed and remained as the general manager and authorised representative. He is currently also the vice-chairman of Jade Bird. Mr. Xing joined the Jade Bird Group in November 1994 and subsequently joined the Company in March 2000.

Mr. Lo Lin Shing, Simon (魯連城), aged 44, is a non-executive Director. Mr. Lo holds a Bachelor of Business Administration degree. He possesses over 20 years of working experience in the financial, securities and futures industries. He has been a member of the Chicago Mercantile Exchange since 1986 and holds memberships in the Index & Option Market and the International Monetary Market. He is the deputy chairman of Tai Fook Securities Group Limited and New World CyberBase Limited. He is also an executive director of Kwong Sang Hong International Limited, Pacific Ports Company Limited, Huey Tai International Limited, Asean Resources Holdings Limited and an independent non-executive director of Wah Yik Holdings Company Limited, all of which are companies whose shares are listed on the Stock Exchange. Mr. Lo joined the Company in March 2000.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Ms. Liu Yong Ping (劉永平), aged 65, is an independent non-executive Director and a member of the audit committee of the Company. Prof. Liu graduated from the Faculty of National Politics of the People's University of China. Prof. Liu was the editor of 'Frontier" magazine. Prof. Liu was the deputy head and researcher of Beijing Social Science Institute, performing research-related works. Prof. Liu is currently the deputy chief editor of "Research on the Special Characteristics of Socialism in the PRC". Prof. Liu was appointed as an independent non-executive Director in March 2000.

Prof. Nan Xiang Hao (南相浩), aged 64, is an independent non-executive Director. Prof. Nan is currently a part-time professor in the graduate school of 中國科技大學(University of Science & Technology of China). Prof. Nan was previously a supervisor of 中國計算機學會第三屆信息保密專業委員會 (The Third Information Cryptology Commissory of The Chinese Computer Association). Prof. Nan was awarded various science award such as 國家科技進步二等獎 (the Second Prize of State Technological Achievement). Prof. Nan was appointed as an independent non-executive Director in March 2000.

SUPERVISORS

The Company has a board of Supervisors whose primary duty is the supervision of the senior management of the Company, including the board of Directors, managers and senior officers. The function of the board of Supervisors is to ensure that the senior management of the Company acts in the interests of the Company, its shareholders and employees and does not perform acts which violate PRC law. The board of Supervisors reports to the shareholders in general meetings. The Articles of Association provides the board of Supervisors with the right to investigate the Company's financial affairs; to carry out supervision to ensure that the directors, managers and other senior management personnel of the Company do not act in contravention of any laws, administrative regulations or the Articles of Association in the performance of their duties; to request that any activities harmful to the interests of the Company or the Directors, managers or other senior management of the Company be rectified; to examine financial reports, business reports, profit distribution plans and other financial documents by the board of Directors to be submitted to shareholders' general meetings, and in appropriate cases, to appoint on behalf of the Company certified public accountants or certified practising auditors to assist such review; to propose the convening of extraordinary general meetings of shareholders; to represent the Company when negotiating with the Directors or when initiating legal proceedings against a Director; and other powers of office stipulated in the Articles of Association. The board of Supervisors currently comprises five members, one of whom is a representative of the employees. The members of the board of Supervisors are:

Mr. Zhang Yong Li (張永利), aged 35, is chairman of the Company's supervisory committee. He graduated from the Geology Department of Peking University with a bachelor degree in Geology and subsequently obtained a doctorate degree in science from Chinese Science University. Mr. Zhang held various positions in the Jade Bird Group mainly in the areas of accounting and administration and was appointed as the deputy general manager and head of accounting department of Jade Bird since November 1998. Mr. Zhang joined the Jade Bird Group in November 1994 and subsequently joined the Company in March 2000.

Mr. Li Chun (李春), aged 32, is a Supervisor and a research supervisor of the Company. He graduated with a bachelor degree in electronics and communication from the Department of Information Engineering System of Peking University. After his graduation, he remained in the university to engage in the development of electronic products. In February 1995, Mr. Li joined Jade Bird Group and was appointed as the head of Mechan-engineering Unification Research Centre, deputy general manager of 北大青鳥電子集團 (Beida Jade Bird Electronics Group) and 北大青鳥信息工程有限責任公司(Beida Jade Bird Information Project Limited) of which he was responsible for the development and organisation of electronic and information products and subsequently joined the Company in March 2000.

Mr. Fan Yi Min (范熠旻), aged 41, is a Supervisor. Mr. Fan graduated from Hangzhou University with a bachelor degree in Chinese language. He worked in Zhejiang Provincial Committee in 1982 and Zhejiang Foreign Trade Company in 1991. Mr. Fan joined the Jade Bird Group in August 1998 and is currently a vice president of Jade Bird. He joined the Company in March 2000.

Mr. Du Hong (杜虹), aged 47, is an independent Supervisor. He is currently a member of the qualification assessment committee of 中共中央辦公廳工程技術高級職務的資格評審委員會 (the State's Office senior engineering technology), a member of the assessment committee of the中共中央辦公廳科學技術進步獎評審委員會 (State's Science and Technology Advancement Award) and a member of the strategic research expert committee of 國家八六三計劃信息安全技術發展戰略研究專家組 (the State's "Eight, Six, Three" Plan relating to information security technology development). He was a senior engineer of the State Cryptography Research Centre. He joined the Company in March 2000.

Ms. Lu Qing (盧青), aged 35, is an independent Supervisor. Ms. Lu graduated from Peking University with a bachelor degree in economics and subsequently obtained a master degree in economics and politics. In 1996, Ms Lu obtained a master degree in business administration from HEC School of Management, Paris, France. Ms. Lu held senior positions in Guangdong Investment Limited and worked as consultant in State Development Bank. Ms. Lu has extensive experience in investment consulting and is currently a director of ChinaEquity Advisory Inc. She joined the Company in March 2000.

SENIOR MANAGEMENT

Ms. Yang Chau Ming (楊秋明), aged 30, is the chief financial officer and the company secretary of the Company. She has 8 years of experience in management accounting, public accounting, taxation and financial management in Hong Kong and the PRC. Ms. Yang started her professional career with Arthur Andersen & Co., an international accounting firm. In 1997, she joined PricewaterhouseCoopers, an international accounting firm, as a Deputy Manager stationed in Shanghai, PRC. Ms. Yang had worked on a number of well known projects including the listing of two PRC H Shares companies and the diagnostic review of two PRC Banks. Ms. Yang holds a bachelor degree in accounting from the Hong Kong Polytechnic University, and is an associate member of the Hong Kong Society of Accountants and the Association of Chartered Certified Accountants. Ms. Yang joined the Company in April 2000.

Ms. Zhu Qing (朱青), aged 38, is a marketing manager and vice president of the Company. In 1982, she graduated from the Radio Frequency Electronics Department of Peking University specialising in electronic physics. Ms. Zhu was awarded 計算機應用開發優秀項目證書 (Certificate of Excellent Project relating to computer application development). In 1992, Ms. Zhu joined 北大方正公司 (Beida Founder Limited) and had been deputy general manager and general manager of the network division, general manager of the State integrated system division, assistant to general manager of 方正信息系統工程公司 (Founder Information Project Company) and sales manager of 方正迪成信息技術有限公司 (Founder Dc Information & Technology Corporation). Currently, she is general manager of network security and integrated system division. Ms. Zhu joined the Jade Bird Group in December 1998 and subsequently joined the Company in March 2000.

Mr. Duan Yun Suo (段雲所), aged 32, is a research manager and vice president of the Company. He obtained a bachelor degree in information and electronics science from Yuannan University, master degree in biology and medicine engineering of Southeast University, doctorate in medicine engineering of Zhejiang University. He carried out post-doctorate research in the Computer Science and Technology Department of Peking University. From 1997, he was associate professor of the Computer Science and Technology Department of Peking University. Mr. Duan has extensive experience in research and development of network and information security and communication. Mr. Duan is currently the deputy chief engineer of 北大青鳥商用信息系統公司 (Beida Jade Bird Commercial Information System Company) and manager of information security department. Mr. Duan joined the Jade Bird Group in January 1996 and subsequently joined the Company in March 2000.

Mr. Fu Zhi Ming (付志明), aged 56, is a product manager of the Company. From 1965 to 1969, he was a researcher in the solid state spectrum research centre of the Physics Department of Peking University. He had been assistant to general manager of Jade Bird, deputy general manager of the Factory and deputy general manager of 北京北大青鳥天通信息工程有限責任公司 (Beijing Beida Jade Bird Tiantong Information Engineering Co., Ltd.). Also, he has been the project manager of WFAS since 1992. Mr. Fu joined the Jade Bird Group in October 1995 and subsequently joined the Company in March 2000.

Mr. Zheng Tong (鄭彤), aged 32, is a marketing manager of the Company. He graduated from the Department of Chemistry of Zhejiang Teaching University with a bachelor degree in chemistry and subsequently obtained a master degree in management from Peking University. Mr. Zheng has extensive experience in IT industry and corporate management and has worked in various senior positions in IT sector. He was assistant to president of the Jade Bird Group. He is currently the general manager of 深圳北大青鳥科技有限公司 (Shenzhen Beida Jade Bird Sci-tech Company Limited). Mr. Zheng joined the Jade Bird Group in October 1993 and subsequently joined the Company in March 2000.

Mr. Sun Wei (孫衛), aged 30, is a marketing manager of the Company. Mr. Sun graduated from the Computer Secience and Technology Department of Peking University with a bachelor degree and a master degree in micro-electronics. From 1992 to 1993, he worked in the production base of Beijing Legend Computer Group as an assistant engineer. From 1993 to 1994, he worked in the engineering department of Olivetti (China) Ltd. as an engineer. Mr. Sun joined the Jade Bird Group in August 1999 and subsequently joined the Company in March 2000.

Mr. Sheng Shi Min (盛世敏), aged 54, is a research manager of the Company. He graduated from the Department of Physics of Peking University in 1969 and furthered his studies there from 1978 to 1980. From 1988 to 1989, he was a visiting scholar of the University of California, San Diego, US. Since 1989, he has been deputy researcher and researcher in the Microelectronics Research Centre of Peking University. In 1988, his analysis of the sample of integrated circuit was awarded the Outstanding Technology Research by Peking University. Outstanding Technology Project of the "Eighth Five" Years Plan by the Electronics Bureau. Mr. Sheng joined the Jade Bird Group in March 1998 and subsequently joined the Company in March 2000.

Mr. Jiang An Ping (蔣安平), aged 30, is a research manager of the Company. He entered the Department of Computer of Xi'an Jiaotong University with specialisation in software in September 1985 and obtained a bachelor degree in engineering in July 1990. He subsequently obtained a master degree in computer components and equipment and a doctorate degree from Shuan Xi Microelectronics Institute, in which he continued to obtain a master and doctorate degree. From July, 1997 to June, 1999, Mr. Jiang engaged in the post-doctorate research in the Microelectronics Institute of the Peking University. He was awarded the First Prize of Technological Advancement in Micro-electronics System Engineering and Third Prize of Technology Advancement by the State. Mr. Jiang joined the Jade Bird Group in June 1998 and subsequently joined the Company in March 2000.

AUDIT COMMITTEE

The Company established an audit committee on 5th July, 2000 with terms of reference in compliance with Rules 5.23, 5.24 and 5.25 of the GEM Listing Rules. The primary duties of the Audit Committee are to review the financial reporting process and internal control system of the Company. The Audit Committee has two members namely, the two independent non-executive Directors, Ms. Liu Yong Ping and Prof. Nan Xiang Hao.

STAFF

Overview of staff

As at the Latest Practicable Date, the Company had 139 full-time employees. An analysis by function is as follows:

Management	6
Technical support	31
Research	71
Sales and marketing	19
Finance and administration	12
	139

THE COMPANY'S RELATIONSHIP WITH STAFF

The Company has not experienced any significant labor disputes which have led to disruption of its normal business operations. The Directors consider that the Company maintains a good working relationship with its employees.

BENEFIT SCHEMES

The Company provides employee benefits including retirement plan, housing fund and medical insurance scheme, etc. for their PRC staff.

SHARE OPTION SCHEME

The Company has conditionally adopted the Share Option Scheme. Employees (as defined is the Share Option Scheme) of the Company who are PRC nationals and have taken up options to subscribe for H Shares under the Share Option Scheme shall not be entitled to exercise the options until the H Shares Restrictions (as defined in the Share Option Scheme) have been abolished or removed. The principal terms and conditions of the Share Option Scheme are summarised and particulars of the grantees of options under the Share Option Scheme are set out in the section headed "Summary of terms of the Share Option Scheme" in Appendix 5 to this prospectus. As at the Latest Practicable Date, no share options have been granted under the Share Option Scheme.

BACKGROUND

Upon listing of the H Shares, Peking University, through its interests in the Four Domestic Promoters, is the ultimate controlling shareholder of the Company. Most of the Company's senior management are former or current members of the teaching or research staff of Peking University. Save for the appointment of senior management, the Company runs its day-to-day operations and management independently. Peking University, as a state-owned organization and an education institute, will not formulate or control the formulation of business policies of the Company.

Peking University is a comprehensive and a national key university in the PRC. Peking University is subject to the administration of the Ministry of Education, which is responsible for the overall supervision of academic institutions in the PRC. At present, Peking University is a university comprising departments of both liberal Arts and Sciences and emphasizing the teaching and research of basic sciences. It has 55 research institutes and 77 research centres, and there are 2 national engineering research centres, 42 key national disciplines, 12 national key laboratories and 4 key national subject specialised laboratories.

Peking University's Computer Science and Technology Department was established in 1978 focusing on computer software, computer applications, microelectronics and software engineering. Peking University's Computer Science and Technology Department currently supports three research institutes, namely, 計算語言研究所(Institute of Computations Linguistics), 北京大學軟件工程研究所(Institute of Software Engineering) and 北京大學微電子學研究所(Institute of Microelectronics). Their major research topics include system software, software engineering and software engineering environment, industrialised software technology and system, reuseable software and software components and large-scale ICs and computer aided design.

In November 1992, Jade Bird Software was formed and has been wholly-owned by Peking University. To set up Jade Bird Software, Peking University transferred its developed and owned software development tools to Jade Bird Software Company Limited, a subsidiary of Jade Bird Software and Jade Bird. In November 1994, in order to commercialise and develop the products of Peking University's Computer Science and Technology Department, Jade Bird was set up and became one of the enterprises under Peking University to engage in the manufacture, marketing, distribution and sale of software products. The Jade Bird Group's products can be categorised into (i) fundamental software tools and platforms; (ii) software application, (iii) embedded system and (iv) system integration. Pursuant to the Reorganisation, the development, manufacture, marketing, distribution and sale of embedded systems were transferred to the Company.

As part of the Reorganisation for the purposes of listing of the Company, the Predecessor Entities as transferors transferred the entire businesses and operations which include all the technological materials, research and development staff, assets, liabilities and business operations of ASIC, Network Security Products, Smart Card Application System, GPS

Application System and WFAS respectively to the Company as transferee pursuant to four business transfer agreements all dated 17th April, 2000. The Predecessor Entities retained the other business and liabilities that were not assumed by the Company. These excluded business and liabilities include investments in fundamental software development tools and platforms; software application; and system integration, which are not competing with the business of the Company, as well as certain other non-production-related facilities.

CONNECTED TRANSACTIONS

Peking University, through its interests in the Four Domestic Promoters, is the controlling shareholder of the Company and Peking University as well as the Four Domestic Promoters are deemed to be connected persons of the Company for the purpose of the GEM Listing Rules. Accordingly, following completion of the Placing, the continuation of any transactions between (i) Peking University or its associates and the Company and (ii) the Four Domestic Promoters or its associates and the Company subsequent to the listing of the H Shares on GEM will constitute connected transactions of the Company. The following on-going connected transactions may require full disclosure and/or approval of independent shareholders of the Company in the general meeting except for exempt continuing connected transactions in (1), (2) and (3) below which are of de minimis nature and are exempted under Rule 20.25 of the GEM Listing Rules. Accordingly, the Company has applied to the Stock Exchange for waivers in relation to the non-exempt continuing connected transactions in (4) to (10) below. Details of the transactions are set out below and a waiver application of which is set out in the section headed "Waiver from compliance with the GEM Listing Rules".

Exempt Continuing Connected Transactions

(1) Pursuant to the JB-CASE Technology Licence Agreement between Jade Bird Software Company Limited and the Company dated 17th April, 2000, Jade Bird Software Company Limited agreed to provide the licence to use to the Company of JB-CASE Software for a term of 10 years commencing from 17th April, 2000 at nil consideration. JB-CASE is a software development tool developed and owned by Jade Bird Software Company Limited and is registered in Computer and Software Registration Management Office (計算機軟件登記管理辦公室) under Software Registration Numbers 0001746, 001747, 0001753, 0001754 and 0001755 ("JB-CASE Software"). Other major terms of the JB-CASE Technology Licence Agreement include, among others, the following: (1) based on the licence, the Company shall be entitled to conduct its own research and develop on the JB-CASE Software and related technology and ownership of any technology so developed shall belong to the Company; (2) the Company shall have an option to purchase the JB-CASE Software from Jade Bird Software Company Limited at any time during the term of the licence by giving Jade Bird Software Company Limited 3 months' prior notice in writing at a consideration to be determined by an assets valuation organisation to be agreed between the parties at the time of the valuation. Failing agreement by the parties as to the appointment of the assets

valuer, it shall be determined by the Company whose valuation shall be final and binding on the parties. The costs of such valuation shall be borne by the parties equally; and (3) Jade Bird Software Company Limited shall not sell or transfer the JB-CASE Software to any third party during the first 5 years from the commencement date of the licence provided that commencing from the sixth year, Jade Bird Software Company Limited shall not sell or transfer the JB-CASE Software without first ascertaining from the Company as to whether it intends to exercise its option to purchase as referred to in item 3 above.

Should the option in item 3 above be exercised, the Company has to comply strictly with the requirements of Chapter 20 of the GEM Listing Rules.

(2) Pursuant to the Trademark Licence Agreement between Jade Bird Software and the Company dated 17th April, 2000 ("Trademark Licence Agreement"), Jade Bird Software agreed to provide a non-exclusive use to the Company of the two trademarks on the Company's products in the PRC for nil consideration. Jade Bird Software is the registered owner of two trademarks registered in the Trademark Administration under registration numbers 722305 and 722306 in respect of its electronic computers and other related external equipment. The Trademark Licence Agreement is for a term of 10 years.

(3) Pursuant to the Sub-lease Contract dated 17th April, 2000 between Jade Bird Software and the Company ("Sub-lease Contract"), Jade Bird Software sub-leased to the Company the office premises at Unit 16, 9th Floor, Beijing New World Centre, North Office Tower, No. 3B, Chongwenmenwai Avenue, Chongwen District, Beijing, the PRC, for a term commencing from 17th April, 2000 to 24th November, 2002 at a monthly rent of US$11.0 per square metre.

Non-Exempt Continuing Connected Transactions

(4) Pursuant to the Technological Cooperation and Support Agreement between the Four Domestic Promoters and the Company dated 17th April, 2000 ("Promoters' Technological Support Agreement"), each of the Four Domestic Promoters agrees to provide technological support for the research and development of embedded technology for the Company.

Technological support to be provided by the Four Domestic Promoters to the Company includes Commissioned R & D, Joint R & D and Technological Support. Under the Promoters' Technological Support Agreement, "Commissioned R & D" means to research and develop embedded technology in accordance with the specific instructions of the Company. "Joint R & D" means to jointly research and develop embedded technology in accordance with the needs of the Company, "Technological Support" includes (i) the provision of technological information, technical achievements, technical products and services developed and obtained by each member of the Four Domestic Promoters; (ii) the exchange and training of technical staff; (iii) the provision of research and development materials and equipment; (iv) exchange of newly developed technological data and information with the Company and the provision of information to or jointly conduct researches with the Company on the development trend and prospects of embedded technology; and (v) the provision of comprehensive technical support services to the Company to facilitate the normal, reasonable and effective use by the Company of technological support provided by the relevant member(s) of the Four Domestic Promoters and to achieve commercialization and industrialization of the Company's products.

It is provided in the Promoters' Technological Support Agreement that the ownership of the technology (including patent, non-patented technology and computer software with copyrights) developed within the scope of the Promoters' Promoters' Technological Support Agreement shall belong to the Company. The Promoters' Technological Support Agreement is for an indefinite term but can be terminated by reason of the occurrence of force majeure.

It is further provided in the Promoters' Technological Support Agreement that each member of the Four Domestic Promoters shall individually give first priority to (a) the acceptance of any project entrusted by the Company for the research and development of the technology required by the Company, provided that the relevant member(s) of the Jade Bird Group is able and authorized to perform the same; (b) jointly research and develop with the Company the technology required by the Company, provided that the relevant member(s) of the Four Domestic Promoters is able and authorized to perform the same; (c) to provide the Company with technological support under the Promoters' Technological Support Agreement; and (d) with transfer or license to the Company of the sole use of any technology independently researched and developed by the relevant member(s) of the Four Domestic Promoters under and within the scope of the Promoters' Technological Support Agreement, if the relevant member(s) of the Four Domestic Promoters intends to transfer or license the same technology.

Taking into account the business strategies and business plan as set out in the section headed "Statement of business objectives" in this prospectus, the Company anticipates that for each of the three financial years ending 31st December, 2002, the amount payable by the Company to the Four Domestic Promoters per annum for the Technological Support shall not exceed RMB2 million. For the purposes of the waiver, the annual cap will be set at RMB2 million for each of the three years ending 31st December, 2002.

(5) Pursuant to the Technological Cooperation and Support Agreement between Peking University on behalf of the Institute and the Company dated 17th April, 2000 ("Institutes' Technological Support Agreement") of technological support by the Institutes to the Company which provides, amongst other things:

Under the Technological Support Agreement, technological support to be provided by the two Institutes to the Company includes Commissioned R & D, Joint R & D and Technological Support. Under the Institutes' Technological Support Agreement, "Commissioned R & D" means to develop technology in accordance with the specific instructions of the Company. "Joint R & D" means to jointly develop embedded technology in accordance with the needs of the Company. "Technological Support" includes (i) the provision of technological information, technical achievements, technical products and services developed and obtained by the Institutes; (ii) the exchange and training of technical staff; (iii) the provision of research and development materials and equipment; (iv) exchange of newly developed technological data and information with the Company and the provision of information to or jointly conduct researches with the Company on the development trend and prospects of embedded technology and (v) the provision of comprehensive technical support services to the Company to facilitate the normal, reasonable and effective use by the Company of the technological support provided by Peking University on behalf of the Institutes and to achieve commercialization and industrialization of the Company's products.

It is provided in the Institutes' Technological Support Agreement that the ownership of the technology (including patent, non-patented technology and computer software with copyrights) developed within the scope of the Institutes' Technological Support Agreement shall belong to the Company. The Institutes' Technological Support Agreement is for an indefinite term but can be terminated by reason of the occurrence of force majeure.

It is further provided in the Institutes' Technological Support Agreement that Peking University on behalf of the Institutes shall give first priority to (a) the acceptance of any project entrusted by the Company for the research and development of the technology required by the Company, provided that Peking University is able and authorized to perform the same; (b) jointly research and develop with the Company the technology required by the Company, provided

that Peking University is able and authorized to perform the same; (c) to provide the Company with technological support under the Institutes' Technological Support Agreement; and (d) the transfer or license to the Company of the sole use of any technology independently researched and developed by Institutes under and within the scope of the Institutes' Technological Support Agreement, if the relevant Institute intends to transfer or license the same technology.

Taking into account the business strategies and business plan as set out in the section headed "Statement of business objectives" in this prospectus, the Company anticipates that for each of the three financial years ending 31st December, 2002, the amount payable by the Company to the Institutes per annum for the Technological Support shall not exceed RMB3 million. For the purposes of the waiver, the annual cap will be set at RMB3 million for each of the three years ending 31st December, 2002.

(6) Pursuant to the Technology Licence Agreement between Beijing Tianqiao and the Company dated 17th April, 2000 ("Licence Agreement"), Beijing Tianqiao granted to the Company an exclusive licence to use 230M frequency band GPS technology ("230M GPS Technology") owned by Beijing Tianqiao for the manufacture of GPS systems and their related products applying 230M frequency band (collectively "230M GPS Products").

The principal terms of the Licence Agreement include, among other things: (a) the exclusive licence to use the 230M GPS Technology shall be for a fixed term of 10 years commencing from the date of the Licence Agreement with a right of renewal to the Company for another term to be negotiated and agreed between the parties; (b) the exclusive licence shall cover the PRC; (c) the licence fee to be paid by the Company to Beijing Tianqiao shall be 3% of the sales value of the 230M GPS Products including (1) JB-230M box units and parts for installation in the vehicle; (2) Transceivers and controller parts in the base-station and receiver of JB-230M; and (3) Application software parts of JB-230M; (d) at any time during the terms of the Licence Agreement, the Company shall have the right to purchase ownership of the 230M GPS Technology from Beijing Tianqiao at a price to be determined by an authorised valuation organization in the PRC; and (e) at any time during the first five years of the Licence Agreement, Beijing Tianqiao shall not be entitled to transfer the 230M GPS Technology or any part thereof to any third party. The Licence Agreement subject to provisions for earlier termination by reason of breach liquidation or insolvency of either party to the Licence Agreement.

The 230M GPS Technology licensed under the Licence Agreement has not been applied to the GPS products developed and to be developed by the Company. Taking into account of its projected sales of GPS Products, the Company anticipates that for each of the three financial years ending 31st December, 2002, the aggregate

royalty fees payable by the Company to Beijing Tianqiao per annum for the 230M GPS Technology shall not exceed RMB2 million. For the purposes of the waiver, the annual cap will be set at RMB2 million for each of the three years ending 31st December, 2002.

Should the option referred to item (d) above be exercised, the Company has to comply strictly with the requirements of Chapter 20 of the GEM Listing Rules.

(7) Pursuant to the Master GPS Sales Agreement dated 17th April, 2000 between Sichuan Tian Mu Monitored Security Company Limited ("Tian Mu") and the Company, the Company agreed to supply and Tian Mu agreed to purchase GPS products ("GPS Products") manufactured by the Company upon, among other things, the following principal terms: (a) insofar as the GPS Products required by Tian Mu can be supplied by the Company, Tian Mu shall purchase all GPS Products required by it from the Company, otherwise, Tian Mu can purchase GPS Products from third parties; (b) upon the request by Tian Mu, the Company shall be entitled to sell GPS Products to Tian Mu at a price to be determined by the parties provided that the price shall not be less than the price payable by independent third parties for similar GPS Products of the Company and, if there is no agreement on the price and/or the sales conditions, both the price and the sales conditions shall be determined by reference to the price of similar GPS products available in the market or the practice according to the previous transactions between the parties; (c) the Company shall provide training for its GPS Products to Tian Mu provided that if the training requested by Tian Mu is not limited to the use of the GPS Products or for some other special purpose, the Company shall be allowed not to provide such training. If the Company decides to provide such training, Tian Mu shall pay the Company a reasonable fee for such services; and (d) the Company shall provide one year after-sales maintenance services free of charge to Tian Mu in respect of the GPS Products sold to Tian Mu pursuant to the Master GPS Sales Agreement provided that upon expiry of the one year free maintenance period, Tian Mu shall pay the Company a reasonable fee for such maintenance services. The Master GPS Sales Agreement is for a fixed term of 10 years commencing from 17th April, 2000 with provisions for earlier termination by reason of breach or force majeure events.

Tian Mu is a limited liability company established in the PRC in March 1999 of which Jade Bird has 30% equity interest. The remaining equity is owned by a local enterprise with experience in telecommunications and relevant sales network. The Company anticipates that for each of the three financial years ending 31st December, 2002, the price and fees payable by Tian Mu to the Company per annum for the sales and maintenance fees of GPS Products shall not exceed RMB60 million. For the purposes of the waiver, the annual cap will be set at RMB60 million for each of the three years ending 31st December, 2002.

(8) Pursuant to Master Network Security Products Sales Agreement between the Company and Beijing Tianqiao dated 17th April, 2000, Beijing Tianqiao agrees to buy Network Security Products exclusively from the Company for a term of 10 years commencing from 17th April, 2000 subject to provisions for earlier termination by reason of breach or force majeure events. The major terms of the Master Network Security Products Sales Agreement are summarised as follows: (a) Beijing Tianqiao shall purchase all Network Security Products from the Company if and in so far as the Company is able to supply such products, provided that the sale price shall not be lower than (i) the average sale price of such products sold by the Company to third parties and (ii) the average market price of similar products or products with similar functions (if any); (b) the parties shall enter into written sales contracts for all sale and purchase of Network Security Products under the Master Network Security Product Sales Agreement, subject to the actual terms of sales to be negotiated and agreed to by the parties, failing which such terms and price are to be determined with reference to open market contracts for similar products or the previous transactions between the parties; (c) notwithstanding clause referred to above, the Company shall be entitled to sell its Network Security Products to any third parties, the terms of such sales to be determined by the Company; (d) the Network Security Products to be sold under the Master Network Security Product Sales Agreement shall include the provision by the Company of all necessary technological data relating to the Network Security Products sold; (e) the Company shall provide one year free service warranty in respect of all Network Security Products to be sold to Beijing Tianqiao but shall be entitled to charge a reasonable maintenance service fee for all maintenance services provided to Beijing Tianqiao if such maintenance is required for reasons which are not caused by the Company and (f) the Company shall be liable to indemnify Beijing Tianqiao if the Company is in breach of its warranty (not the one year free service warranty referred to above) as to title to the Network Security technology and Network Security Products.

The Company anticipates that for each of the three financial years ending 31st December, 2002, the price and fees payable by Beijing Tianqiao to the Company per annum for the sales and maintenance fees of Network Security Products shall not exceed RMB20 million. For the purposes of the waiver, the annual cap will be set at RMB20 million for each of the three years ending 31st December, 2002.

(9) Pursuant to the Technical Equipment Rental Agreement dated 17th April, 2000 between the Institute of Microelectronics of Peking University (the "Microelectronics Institute") as the lessor on the one part and the Company as the lessee on the other part ("Technical Equipment Rental Agreement"), Microelectronics Institute agreed to rent certain computer hardware and software ("Equipment and Software") installed at the Microelectronics Institute for use by the Company for a term of 5 years commencing from 17th April, 2000 to 16th

April, 2005 with a right to terminate the Technical Equipment Rental Agreement earlier commencing from 17th April, 2003 upon giving 3 months prior notice in writing to the Microelectronics Institute. The fee payable by the Company to the Microelectronics Institute for the use of the Equipment and Software shall be calculated at a rate of RMB120 per hour based on the actual number of hours used and recorded, such fee to be paid by the Company to the Microelectronics Institute during December of each calendar year.

Other major terms of the Technical Equipment Rental Agreement include, among others, that (1) the Microelectronics Institute shall be responsible for service and maintenance of the Equipment and Software; (2) the Microelectronics Institute shall make the Equipment and Software available for use by the Company at all reasonable time and place; (3) the Company shall have priority to use the Equipment and Software during the term of the Technical Equipment Rental Agreement; and (4) the Company shall have a first right to purchase Equipment and Software if the Microelectronics Institute shall transfer or assign the Equipment and Software at any time during the term of the lease. For the purposes of the waiver, the annual cap will be set at RMB1.5 million for each of the three years ending 31st December, 2002.

Should the first right to purchase in item (4) above be exercised, the Company has to comply strictly with the requirements of Chapter 20 of the GEM Listing Rules.

(10) Pursuant to the Technical Equipment Rental Agreement dated 17th April, 2000 between the Company as the lessor on one part and the Microelectronics Institute as the lessee on the other part ("Technical Equipment Rental Agreement"), the Microelectronics Institute agreed to rent from the Company certain hardware and software ("Equipment and Software") installed at the premises of the Microelectronics Institute for a term of 5 years commencing from 17th April, 2000 to 16th April, 2005 with a right to the Microelectronics Institute to terminate the Technical Equipment Rental Agreement earlier commencing from 17th April, 2003 upon the Microelectronics Institute giving 3 months prior notice in writing to the Company. The rental payable by the Microelectronics Institute to the Company shall be RMB1.26 million per annum, such sum to be paid in one lump sum during December of each calendar year.

Other major terms of the Equipment Rental Agreement include, among others, that (1) the Company shall make the Equipment and Software available for the reasonable use by the Microelectronics Institute during the term of the Technical Equipment Rental Agreement; (2) the Company shall not use the Equipment and Software for more than 320 hours per year; (3) the Company shall, based on its own reasonable requirement, be allowed free access to the Microelectronics Institute's premises for use of the Equipment and Software. For the purpose of

the waiver, the annual cap will be set at RMB1.26 million for each of the three years ending 31st December, 2002.

The Non-exempt Continuing Connected Transaction described above constitute non-exempt continuing connected transactions under Rule 20.26 of the GEM Listing Rules and are therefore subject to the reporting requirements set out in Rule 20.34, the announcement requirement set out in Rule 20.35 and/or the shareholders' approval requirement set out in Rule 20.36 of the GEM Listing Rules. An application has been made to the Stock Exchange for a waiver from strict compliance with Rule 20.35 and Rule 20.36 of the GEM Listing Rules and the Stock Exchange has granted the waiver on the conditions that the Company will comply with Rules 20.26(1), 20.26(2), 20.27 and 20.28 of the GEM Listing Rules. Details of such waiver are set out in the paragraph "Connected transactions" under the section headed "Waivers from compliance with the GEM Listing Rules".

UNDERTAKINGS

Upon completion of the Reorganisation, the Company will operate the businesses and assets transferred from the Predecessor Entities and will continue with the design and development of embedded technology and embedded system products. To facilitate the research and development of the Company's embedded system products, Peking University (on behalf of the Institutes) and the Four Domestic Promoters have agreed not to compete with the Company in the manufacture or sale of products relating to the businesses/assets transferred pursuant to the Reorganisation which are detailed as follows:–

(i) Business Transfer Agreements dated 17th April, 2000 between each of the Predecessor Entities and the Company

Non-competition provisions

In connection with the Reorganisation, each of the Predecessor Entities transferred a total of five businesses into the Company pursuant to four separate Business Transfer Agreements. Each of these Business Transfer Agreements contains the following non-compete undertakings by the relevant transferor in relation to the businesses so transferred:

(a) the transferor will not, and will procure that none of its associates will, engage or participate in any production inside or outside the PRC which will directly or indirectly compete with the relevant products then manufactured by the Company;

(b) the transferor will and will procure its associates to give the Company the first right of refusal in respect of any new technology, designs, systems, development, software or patents developed by it or its associates and which relate directly to the Company's business; and

(c) the transferor will or will procure its associates to promptly provide the Company with any useful commercial information which relates to the Company's business after the effective date of the relevant Business Transfer Agreement.

(ii) Non-competition by Peking University on behalf of the Institutes

In connection with the Reorganisation, Peking University on behalf of the Institutes entered into a non-competition agreement dated 17th April, 2000 ("First Non-competition Agreement") with the Company whereby Peking University on behalf of the Institutes irrevocably undertakes to the Company and its associated enterprises that, among other things, the Institutes will not directly or indirectly through their respective associated enterprises (a) engage or participate in any business activities or (b) hold any interests or benefits in or by any other means engage or participate in any business activities, which may compete directly or indirectly with the embedded system products of the Company or any of its associated enterprises within or outside the PRC.

Under the First Non-competition Agreement, "associated enterprise" to anyone of the two parties is defined to include any enterprise of which it controls 30% or more of any class of the issued capital or is entitled to 30% or more of the voting rights or entitled to enjoy 30% or more of the after tax profits of that enterprise and an "associated enterprise" includes any associated enterprises of that associated enterprise.

The First Non-competition Agreement further provides for termination of the agreement in the event of withdrawal of listing of the H Shares on GEM or the aggregate shareholding percentage of the Four Domestic Promoters in the Company falls below 20%.

(iii) Non-competition by the Four Domestic Promoters

In connection with the Reorganisation, the Four Domestic Promoters entered into a non-competition agreement dated 17th April, 2000 ("Second Non-competition Agreement") with the Company whereby the Four Domestic Promoters irrevocably undertakes to the Company and its associated enterprises, among other things, that each of them will not directly or indirectly through their respective associated enterprises (a) engage or participate in any business activities or (b) hold any interests or benefits in or by any other means engage or participate in any business activities, which may compete directly or indirectly with the embedded system products of the Company or any of its associated enterprises within or outside the PRC.

Under the Second Non-competition Agreement, "associated enterprise" to anyone of the two parties is defined to include any enterprise of which it controls 30% or more of any class of the issued capital or is entitled to 30% or more of the voting rights or entitled to enjoy 30% or more of the after tax profits of that enterprise and an "associated enterprise" includes any associated enterprises of that associated enterprise.

The Second Non-competition Agreement further provides for termination of the agreement in the event of withdrawal of listing of the shares of the Company on GEM or the aggregate shareholding percentage of the Four Domestic Promoters in the Company falls below 20%.

(iv) Peking University undertakes to and covenants with the Company, the Sponsor, Tai Fook Securities and the Placing Underwriters that Jade Bird Software and Yu Huan would be wholly-owned by it for a period covering the remainder of the financial year from the date of listing of the H Shares on the Stock Exchange and the two financial years thereafter.

SUBSTANTIAL SHAREHOLDERS

So far as the Directors are aware, after completion of the Placing but taking no account of any H Shares which may be issued upon the exercise of the Over-allotment Option, the only persons directly or indirectly entitled to exercise or control the exercise of 10% or more of the voting power at general meetings of the Company, or otherwise interested in 10% or more of the issued share capital of the Company will be as follows:

Shareholder	Number of Promoters Shares	Approximate effective interests in the Company
Peking University *(Note 1)*	22,134,535	23.55%
Jade Bird Software *(Note 2)*	13,634,535	14.51%
Dynamic Win *(Note 3)*	22,000,000	23.40%
Heng Huat *(Note 3)*	20,541,400	21.85%

Notes:

(1) Peking University, through the Four Domestic Promoters, has effective interests in the Company comprising:

(a) 8,500,000 Shares (representing approximately 9.04% of the Company's issued share capital) held by Yu Huan, which is beneficially wholly-owned by Peking University;

(b) 11,000,000 Shares (representing approximately 11.70% of the Company's issued share capital) held by Jade Bird Software, which is beneficially wholly-owned by Peking University;

(c) 1,840,000 Shares (representing approximately 1.96% of the Company's issued share capital) held through Jade Bird, which is approximately 46% owned by Peking University; and

(d) 794,535 Shares (representing approximately 0.85% of the Company's issued share capital) held through Beijing Tianqiao, which is approximately 10.60% owned by Peking University.

(2) The interests of Jade Bird Software comprises:

(a) 11,000,000 Shares (representing approximately 11.70% of the Company's issued share capital) held by Jade Bird Software;

(b) 1,840,000 Shares (representing approximately 1.96% of the Company's issued share capital) held through Jade Bird, which is approximately 46% owned by Jade Bird Software; and

(c) 794,535 Shares (representing approximately 0.85% of the Company's issued share capital) held through Beijing Tianqiao, which is approximately 10.60% owned by Jade Bird Software.

(3) Dynamic Win is a limited liability company incorporated in Hong Kong under the Companies Ordinance, the shareholding of which is held as to approximately 6.63% by Gamerian Limited and approximately 93.37% by Heng Huat. Gamerian Limited is a wholly-owned subsidiary of New World CyberBase Limited, which is a company whose shares are listed on the Main Board. Heng Huat is a company incorporated in the BVI, the entire issued share capital of which is held by three of the executive Directors of the Company as trustees for the benefits of the qualified employees of the Jade Bird Group and the Company.

INITIAL MANAGEMENT SHAREHOLDERS

So far as the Directors are aware, after completion of the Placing, the persons regarded as initial management shareholders under the GEM Listing Rules will be Peking University (the controlling shareholder of the Company through its control in the Four Domestic Promoters), Yu Huan, Jade Bird, Jade Bird Software, Beijing Tianqiao, Dynamic Win, New View Venture Limited, Heng Huat, Gamerian Limited, New World CyberBase Limited, Prof. Yang Fu Qing, Prof. Wong Yang Yuen, Mr. Xu Zhen Dong, Prof. Chen Zhong, Prof. Zhang Wan Zhong, Mr. Xu Zhi Xiang and Prof. Liu Yue. Details of the shareholdings of, and Shares held under options held by the Initial Management Shareholders after completion of the Placing (but taking no account of any H Shares that may be issued upon the exercise of the Over-allotment Option) are as follows:

Shareholder	No. of Promoters Shares	Approximate effective interests in the Company immediately prior to the Placing	Approximate effective interests in the Company after completion of the Placing
Peking University *(Note 1)*	22,134,535	31.61%	23.55%
Yu Huan *(Note 2)*	8,500,000	12.14%	9.04%
Jade Bird *(Note 3)*	4,000,000	5.71%	4.26%
Jade Bird Software *(Note 4)*	11,000,000	15.71%	11.70%
Beijing Tianqiao *(Note 5)*	7,500,000	10.71%	7.98%
Dynamic Win *(Note 6)*	22,000,000	31.43%	23.40%

Shareholder	No. of Promoters Shares	Approximate effective interests in the Company immediately prior to the Placing	Approximate effective interests in the Company after completion of the Placing
New View Venture Limited *(Note 7)*	7,000,000	10.00%	7.45%
Heng Huat *(Note 8)*	20,542,000	29.45%	21.85%
New World CyberBase Limited *(Note 7)*	8,458,600	11.98%	9.00%
Gamerian Limited *(Note 7)*	1,458,600	2.08%	1.55%
Prof. Yang Fu Qing *(Note 8)*	1,212,975	1.73%	1.29%
Prof. Wang Yang Yuen *(Note 8)*	1,212,975	1.73%	1.29%
Mr. Xu Zhen Dong *(Note 8)*	7,687,414	10.98%	8.18%
Prof. Chen Zhong *(Note 8)*	808,650	1.16%	0.86%
Prof. Zhang Wan Zhong *(Note 8)*	2,173,224	3.11%	2.31%
Mr. Xu Zhi Xiang *(Note 8)*	808,650	1.16%	0.86%
Prof. Liu Yue *(Note 8)*	2,173,224	3.11%	2.31%

Notes:

(1) Peking University, through the Four Domestic Promoters, has effective interests in the Company comprising:

(a) 8,500,000 Shares (representing approximately 9.04% of the Company's issued share capital) held by Yu Huan, which is beneficially wholly-owned by Peking University;

(b) 11,000,000 Shares (representing approximately 11.70% of the Company's issued share capital) held by Jade Bird Software, which is beneficially wholly-owned by Peking University;

(c) 1,840,000 Shares (representing approximately 1.96% of the Company's issued share capital) held through Jade Bird, which is approximately 46% owned by Peking University; and

(d) 794,535 Shares (representing approximately 0.85% of the Company's issued share capital) held through Beijing Tianqiao, which is approximately 10.60% owned by Peking University.

(2) Yu Huan is a state-owned enterprise established by Peking University.

(3) Jade Bird is owned as to approximately 46% by Jade Bird Software, as to 30% by 北京市綜合投資公司(Beijing Comprehensive Investment Company), as to 14% by 北京大興工業開發區開發經營總公司(Beijing Daxing Industrial Developing Area Development and Management Company), as to 7% by 北京中協天地投資顧問有限公司(Beijing Zhongxie Tiandi Investment Consultative Co. Ltd) and as to 3% by 上海浦金實業有限公司(Shanghai Pujin Industry Co. Ltd). Each of 北京大興工業開發區開經營總公司(Beijing Daxing Industrial Developing Area Development and Management Company), 北京中協天地投資顧問有限公司(Beijing Zhongxie Tiandi Investment Consultative Co. Ltd) and 上海浦金實業有限公司(Shanghai Pujin Industry Co. Ltd.) is independent of the Company.

(4) Jade Bird Software is a state-owned enterprise.

(5) Beijing Tianqiao is a company whose shares are listed on the Shanghai Stock Exchange in the PRC and its equity is owned as to approximately 23.03% by and its board of directors is controlled by Jade Bird.

(6) Dynamic Win is owned as to approximately 93.37% by Heng Huat and as to approximately 6.63% by Gamerian Limited.

(7) Among these Shares, 7,000,000 Shares and 1,458,600 Shares are held by New World CyberBase Limited, through New View Venture Limited and Gamerian Limited respectively, both of which are wholly-owned subsidiaries of New World CyberBase Limited.

(8) Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue, all executive Directors, are trustees holding 60, 20 and 20 shares respectively out of 100 shares in the issued share capital of Heng Huat. Mr. Xu Zhen Dong. Prof. Zhang Wan Zhong and Prof. Liu Yue are also directors of Heng Huat.

By a Declaration of Trust made as a deed on 19th July, 2000, Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue declared that they held the shares of Heng Huat as trustees for the benefits of 477 employees of the Jade Bird Group and the Company. Heng Huat and Gamerian Limited are the two shareholders beneficially entitled to approximately 93.37% and approximately 6.63% respectively in the issued share capital of Dynamic Win. Dynamic Win is one of the Promoters beneficially entitled to 22,000,000 Promoters Shares. Prof. Yang Fu Qing, Prof. Wang Yang Yuen, Mr. Xu Zhen Dong, Prof. Chen Zhong, Prof. Zhang Wan Zhong, Mr. Xu Zhi Xiang and Prof. Liu Yue, who are Directors and employees of the Jade Bird Group and the Company, are beneficially entitled to approximately 5.90%, 5.90%, 37.42%, 3.94%, 10.58%, 3.94% and 10.58% respectively of the trust.

The Initial Management Shareholders have applied to the Stock Exchange and the Stock Exchange has granted waivers to the Initial Management Shareholders from strict compliance with Rule 13.16(1) (that is, to place in escrow their respective relevant securities for a period of 2 years from the listing date). In addition, each of the Initial Management Shareholders has undertaken to the Company and the Stock Exchange to comply with requirements of Rules 13.16(2) and 13.20 of the GEM Listing Rules for a period of two years from the listing date.

Shares held by the Initial Management Shareholders are the Promoters Shares, which pursuant to article 147 of the Company Law, shall not be transferable within three years after the establishment of the Company.

SIGNIFICANT SHAREHOLDERS

So far as the Directors are aware, and save as otherwise disclosed in this prospectus, after completion of the Placing (but taking no account of any H Shares that may be issued upon the exercise of the Over-allotment Option), the only persons who will be significant shareholders, as defined in the GEM Listing Rules, will be:

Shareholder	No. of Promoters Shares	Approximate effective interests in the Company immediately prior to completion of the Placing	Approximate effective interests in the Company after completion of the Placing
Asian Technology Investment Company Limited	5,000,000	7.14%	5.32%

The Significant Shareholder has applied to the Stock Exchange and the Stock Exchange has granted waivers to the Significant Shareholder from strict compliance with Rule 13.18(1) (that is, to place in escrow, his relevant securities for a period of 6 months from the listing date). In addition, the Significant Shareholder has undertaken to the Company and the Stock Exchange to comply with requirements of Rules 13.18(2) and 13.20 of the GEM Listing Rules for a period of six months from the listing date.

Shares held by the Significant Shareholders are the Promoters Shares, which pursuant to article 147 of the Company Law, shall not be transferable within three years after the establishment of the Company.

On 4th January, 2000, the Promoters entered into the Promoters' Agreement pursuant to which the Promoters subscribed for a total of 70,000,000 shares of the Company. The aggregate subscription price amounted to RMB70,000,000 and was satisfied in cash. The Promoters' interest in the Company are summarised as follows:

Promoters	Number of shares held by each Promoter immediately before the Placing	Approximate percentage of shareholding of each Promoter immediately before the Placing*	Consideration
			RMB
Dynamic Win	22,000,000	31.43%	22,000,000
Jade Bird Software	11,000,000	15.72%	11,000,000
Yu Huan	8,500,000	12.14%	8,500,000
Beijing Tianqiao	7,500,000	10.71%	7,500,000
New View Venture Limited	7,000,000	10.00%	7,000,000
Asian Technology Investment Company Limited	5,000,000	7.14%	5,000,000
Jade Bird	4,000,000	5.71%	4,000,000
Dragon Air Investments Limited	3,000,000	4.29%	3,000,000
Hinet Company Limited	2,000,000	2.86%	2,000,000

* *Shareholding percentage is rounded to the nearest two decimal places.*

New View Venture Limited is a wholly-owned subsidiary of New World CyberBase Limited, a company whose securities are listed on the Main Board and is principally engaged in the operation of the Power Phone network in Hong Kong, and the development of IT and Internet access platform for Internet based services and application as well as property investment and development. On 23rd September, 1999, a wholly-owned subsidiary of New World CyberBase Limited entered into a contract with Jade Bird Software to establish an equity joint venture in the PRC. It is intended that this joint venture will be engaged in the research and development of Internet connecting services, e-commerce, software development and systems integration.

Dynamic Win is owned as to approximately 93.37% by Heng Huat and as to approximately 6.63% by Gamerian Limited and is set up to invest as a promoter in the Company. The entire issued share capital of Heng Huat is held by three of the executive Directors of the Company as trustees for the benefits of the qualified employees of the Company and the Jade Bird Group. Gamerian Limited is also a wholly-owned subsidiary of New World CyberBase Limited.

Jade Bird Software is a PRC incorporated enterprise and is wholly-owned by Peking University. Jade Bird Software is engaged, inter alia, in research and development of JB-CASE, a software development tool.

Beijing Tianqiao is a listed company on the Shanghai Stock Exchange in the PRC and its principal business is largely classified into two areas, namely, the operation of department stores in the PRC; and the design, development, manufacture and marketing of business automation system and bank funds clearing and payment systems.

Yu Huan is a high-tech enterprise founded by the Institute of Microelectronics of the Peking University. Prior to the Reorganisation, it was principally engaged in the research and development of ASIC design and the development of advanced microelectronic instruments for IC measurement.

Asian Technology Investment Company Limited is a BVI domiciled investment company and is 100% owned by AR Asia Special Strategies Fund Limited, which is an investment company. The investment strategy of Asian Technology Investment Company Limited is to invest in high tech companies in the Asia region focusing on infant companies as well as companies with the capability to be listed.

Jade Bird was founded in 1994 by Prof. Yang Fu Qing, a well-known computer software specialist in the PRC and a member of the PRC Science Institute. After the founding of Jade Bird, Prof. Wang Yang Yuan, a well-known microelectronics specialist in the PRC and a member of the PRC Science Institute, was invited to join Jade Bird. Jade Bird is principally engaged in the design and development of a variety of application software.

Hinet Company Limited is a company incorporated in the BVI. It has three shareholders, all of which are professional and experienced investors in IT sectors. Prior to investing in the Company, the three shareholders had a history of investing in high-tech companies.

Dragon Air Investments Limited is incorporated in Niue Islands and has two shareholders, who are professional private investors. Prior to investing in the Company, the two shareholders had a history of investing in high-tech companies.

Under the Company Law, the Promoters Shares cannot be transferred by the Promoters for a period of 3 years commencing from the date of incorporation of the Company.

Existing Issued Shares:

70,000,000	Promoters Shares held by the Promoters	RMB70,000,000
Shares to be issued:		
24,000,000	H Shares to be issued under the Placing *(Note)*	RMB24,000,000
Total:		
94,000,000	Shares	RMB94,000,000

Note: This has not taken into account of any additional H Shares that may be issued upon the exercise of the Over-allotment Option

Minimum Public Float

Under the GEM Listing Rules, the minimum level of public float to be maintained by the Company at all times after listing is 20% of its share capital in issue from time to time, so long as no other securities (other than H Shares) have been issued by the Company to the public in the meantime. In the event of any such issue of securities (other than H Shares) to the public, the minimum level of public float of the aggregate of H Shares in issue and such other securities to be issued to the public shall remain at 20% of the Company's then issued share capital provided that the percentage of H Shares in public hands shall not be less than 10% of the Company's issued share capital and that all such H Shares must be held by the public.

Ranking

Promoters Shares and H Shares are both ordinary shares in the share capital of the Company. However, H Shares may only be subscribed for by, and traded in Hong Kong dollars between, legal or natural persons of Hong Kong, Macau, Taiwan or any country other than the PRC. Promoters Shares must be subscribed for and traded in Renminbi. All dividends in respect of H Shares are to be paid by the Company in Hong Kong dollars whereas all dividends in respect of Promoters Shares are to be paid by the Company in Renminbi.

All the existing Promoters Shares are held by the Promoters. Promoters Shares should not be sold within a period of three years from the date of incorporation of the Company. This period will expire on 28th March, 2003. The Promoters Shares are not admitted for listing on any stock exchange and no arrangement has been made for the Promoters Shares to be traded or dealt with on any other authorised trading facility in the PRC.

Save as described above and in relation to the despatch of notices and financial reports to shareholders, dispute resolution, registration of shares on different parts of the register of shareholders, the method of share transfer and the appointment of dividend receiving agents, which are all provided for in the Articles of Association and summarised in Appendix 4 to this prospectus, the Promoters Shares and the H Shares will rank *pari passu* with each other in all respects and, in particular, will rank equally for all dividends or distributions declared, paid or made after the date of this prospectus. However, the transfer of Promoters Shares is subject to such restrictions as PRC law may impose from time to time.

INDEBTEDNESS

As at the close of business on 30th April, 2000, the Company did not have any banking facilities. As at the same date there were no outstanding borrowings, loans, finance lease or hire purchase payables, or contingent liabilities.

Disclaimers

Save as aforesaid or as otherwise disclosed herein, the Company did not have outstanding at the close of business on 30th April, 2000, any mortgages, charges or debentures or other capital or bank overdrafts, loans or other similar indebtedness, finance lease commitments, hire purchase commitments, liabilities under acceptances or acceptance credits or any guarantees or other material contingent liabilities.

The Directors have confirmed that, save as disclosed above, there has not been any material change in the indebtedness and contingent liabilities of the Company since 30th April, 2000.

DISCLOSURE UNDER CHAPTER 17 OF THE GEM LISTING RULES

The Directors have confirmed that as at 30th April, 2000, they were not aware of any circumstances which would give rise to a disclosure requirement under rules 17.15 to 17.21 of the GEM Listing Rules.

LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE

Borrowings

The Company generally finances its operations with equity fundings.

As at the close of business on 30th April, 2000, the Company did not have any outstanding borrowings, loans or finance lease or hire purchase payables.

Commitments and contingent liabilities

As at 30th April, 2000, the Company had operating lease commitments of approximately RMB2,902,000 which expire through year 2002. As at the same date, the Company had no material contingent liability.

Net current assets

As at 30th April, 2000, the Company had net current assets of approximately RMB51,851,000. The current assets comprising cash and bank balances and cash in transit of approximately RMB66,059,000, accounts receivables of RMB1,714,000, due from related party balances of approximately RMB2,830,000, prepayments and other current assets of

approximately RMB356,000 and inventories of approximately RMB2,430,000. The current liabilities comprising accounts payable and accrued liabilities of approximately RMB2,180,000 due to related party balances of approximately RMB2,881,000, taxes payable of approximately RMB619,000 and deferred revenue of RMB15,858,000.

Foreign exchange

Since substantially all of the Company's revenues are in RMB and expenses are paid in RMB, the Directors do not consider that the Company is exposed to any material foreign currency exchange risk.

TRADING RECORD

Set out below is a summary of the combined results of the Company for the years ended 31st December, 1998 and 1999. This summary is prepared on the basis of presentation set out in Note 2 of the accountants' report in Appendix 1 to this prospectus.

	1998	**1999**	**1999**
	RMB	*RMB*	*HK$*
			(Note 3)
REVENUES	3,029,002	10,419,234	9,807,261
COST OF REVENUES	(2,958,731)	(7,153,681)	(6,733,510)
Gross margin	70,271	3,265,553	3,073,751
SUBSIDY INCOME *(Note 1)*	237,999	–	–
OPERATING EXPENSES			
Research and development	(3,720,861)	(4,717,902)	(4,440,796)
Selling and marketing	–	(186,539)	(175,583)
General and administrative	(1,555,100)	(2,741,268)	(2,580,260)
Total operating expenses	(5,275,961)	(7,645,709)	(7,196,639)
Loss from operations	(4,967,691)	(4,380,156)	(4,122,888)
OTHER INCOME (LOSS), NET	160,345	(106,087)	(99,856)
LOSS BEFORE TAXATION	(4,807,346)	(4,486,243)	(4,222,744)
TAXATION	–	–	–
NET LOSS	(4,807,346)	(4,486,243)	(4,222,744)
LOSS PER SHARE – BASIC *(Note 2)*	(0.069)	(0.064)	(0.060)

Notes:

(1) The subsidy income was granted by the government for the development of ASIC technology and was non-recurring.

(2) The loss per share for the years ended 31st December, 1998 and 1999 is based on the net loss during the years and assuming 70,000,000 shares in issue during those years as if the Reorganisation had been taken place on 1st January, 1998.

(3) Translation of amounts from RMB into Hong Kong dollars ("HK$") for the convenience of the reader has been made at the rate quoted by the PBOC on 30th June, 2000 of HK$1.00 = RMB1.0624. No representation is made that the Renminbi amounts could have been, or could be, converted into Hong Kong dollars at that rate on 30th June, 2000 or any other certain rate.

According to Rule 11.11 of the GEM Listing Rules, the latest financial period of the Company reported on by the reporting accountants must not have ended more than six months before the date of this prospectus. The accountants' report contained in this prospectus has been prepared to include the combined results of the Company for each of the two years ended 31st December, 1999 only. The Company has applied for and the Stock Exchange has granted a waiver from compliance with Rule 11.11 of the GEM Listing Rules. The Directors confirmed that they have performed sufficient due diligence on the Company to ensure that, save as disclosed herein, up to the date of the issue of the prospectus, there has been no material adverse change in the financial position of the Company since 31st December, 1999, and there is no event which would materially affect the information shown in the accountants' report of the Company as set out in Appendix 1 to this prospectus.

Overview

The Company's revenues were derived from the sale of embedded system products including ASIC, Network Security Products, Smart Card Application System, GPS Application System and WFAS, to various customers in the PRC. As the Company is at its high growth stage of development, its revenues increased rapidly following the introduction of different embedded system products to the market.

The Company's revenues increased by approximately 244% from approximately RMB3 million for the year ended 31st December, 1998 to approximately RMB10 million for the year ended 31st December, 1999. There was a significant increase in the gross margin in 1999 as compared to 1998 which also improved the overall operating results for the said period. Such improvement was mainly contributed by the introduction of Network Security Products in 1999 which accounted for approximately 77% of the total gross margin for the year. The increase in operating expenses during the track record period resulted from the expansion of the Company's business.

The rapid growth in turnover during the track record period reflects the gradual transformation of the Company from an infant company to a high growth company, through the production of some of its embedded system products and the successful introduction of these embedded system products to the market.

Financial year ended 31st December, 1998

For the year ended 31st December, 1998, the Company recorded a turnover of approximately RMB3.0 million, of which approximately RMB2.1 million was attributable to sales of the GPS Application System, approximately RMB0.7 million was attributable to sales of WFAS and the remaining approximately RMB0.2 million was attributable to sales of Smart Card Application System.

The Company did not record any revenues from Network Security Products and ASIC in 1998. This was due to the fact that these two products were still in the development stage and not turned into final products at that time.

Financial year ended 31st December, 1999

For the year ended 31st December, 1999, the Company recorded revenues of approximately RMB10.4 million of which RMB6.1 million was attributable to sales of the Network Security Products, approximately RMB0.7 million was attributable to ASIC, approximately RMB2.5 million was attributable to Smart Card Application System, approximately RMB1.0 million was attributable to the sales of WFAS and the remaining was attributable to GPS Application System.

Approximately 58.2% of the turnover for the year ended 31st December, 1999 was generated from the sales of Network Security Products, which was introduced to the market in the beginning of 1999. The sales of GPS Application System reduced significantly since the sales agreement with Guangzhou Tian Mu Company was practically completed in 1998 and only a minimal amount of sales of GPS Application System was recorded in 1999.

Taxation

No provision for Hong Kong profit tax or PRC profit tax was made as the Company had no assessable profits in the respective jurisdictions for the two years ended 31st December, 1999.

Pursuant to an approval certificate dated 13th April, 2000, being Certificate No. HZ1386 granted by the People's Government of Beijing Municipality, the Company was certified as a new and high technology enterprise established in the experimental area designated under the "Interim Regulations of the Beijing Municipality Concerning the Experimental Area for Developing New Technology Industries" (promulgated on 20th May, 2000) for developing new technology industries in the PRC. The experimental area established under the Regulations is in the Haidan District of the Beijing Municipality, which has an area of approximately 100 square kilometres with the Zhongguancun area as its centre.

Certification of the Company as a new and high technology enterprise in the experimental area will entitle the Company to enjoy certain preferential tax treatment, which principally include:

(1) reduced income tax at the rate of 15%, which is further reduced to 10% if the output value of export products amounts to over 40% of the total output value of the same year; and

(2) exemption from income tax in the first three years following its inauguration and shall, upon approval by the People's Government of the Beijing Municipality, be allowed a 50% reduction on the basis of the reduced income tax rates set out in (1) above in the fourth to sixth years.

Other preferential treatments in favour of the Company principally include, among other things: (1) no import license for imported raw materials and parts and components that are needed for the production of export products; (2) exemption from import duties and product tax on the link of import or value added tax; (3) exemption from export duties for products to be exported by the Company; (4) subject to approval by the examining and approving authorities and verification by the customs authorities, exemption from import duties for five years in respect of equipment imported by the Company for the development of new technology provided that such equipment is not capable of being produced in China; and (5) fast depreciation of equipment used by the Company for the development of new technology and the products thereof.

Other information

The Company has not declared or paid any dividend since the date of its incorporation.

PROPERTY INTERESTS

Hong Kong

The Company has rented Unit 02 on the 7th Floor, Asia Pacific Centre, 8 Wyndham Street, Central, Hong Kong as its principal place of business in Hong Kong. This office unit has a gross floor area of approximately 1,608 sq.ft. and is rented by the Company from an independent third party for a term of two years commencing from 1st June, 2000 at a monthly rental of HK$28,944 exclusive of air-conditioning and management charges, Government Rates and other outgoings.

Beijing

The Company has rented three offices in Beijing, the PRC. These office premises have an aggregate gross floor area of approximately 859.3 sq.m.. Particulars of the offices rented by the Company in Beijing are as follows:

1. Rooms 1117 and 1119, Zhongcheng Building, Haidian Road, Hai Dian District, Beijing

   These two units have a gross floor area of approximately 150 sq.m. and are leased by the Company from the landlord, an independent third party, for a term commencing from 17th April, 2000 to 30th November, 2000 at a monthly rental of RMB22,813.

2. Rooms 1715-1717 on the 17th Level, Block A, Corporate Square, No. 35 Financial Street, Xi Cheng District, Beijing

   These three office units with a gross floor area of approximately 420.38 sq.m. are leased by the Company from the landlord, an independent third party, for a term commencing from 17th April, 2000 to 31st December, 2002 at a monthly rental of US$11.50 per sq.m. based on the gross floor area.

3. Room 16 on the 9th Level, North Office Block, New World Centre, No.3B Chongwenmenwai Dajie, Chongwen District, Beijing

   This unit is sub-leased by the Company from Jade Bird Software for a term commencing from 17th April, 2000 to 24th November, 2002 at a monthly rental of US$11.0 per sq.m. or approximately US$3,178 per month. It has a gross floor area of approximately 288.92 sq.m..

Shenzhen

The Company has rented the whole floor of the 1st level of R3B6 Factory, City High Technology Industrial Village, Nan Shan District with a total gross floor area of 546.76 sq.m. in Shenzhen. These units are leased for a term commencing from 17th April, 2000 to 15th August, 2001 at a monthly rental of RMB16,403.

Property valuation

The property interests of the Company were valued by Sallmanns (Far East) Limited, an independent property valuer as at 30th April, 2000. The text of the letter and valuation certificate of Sallmanns (Far East) Limited are set out in Appendix 2 to this prospectus.

DIVIDENDS

The Directors presently do not intend to recommend any dividend for the financial year ending 31st December, 2000. The Directors expect that, in future, dividend recommendation will be dependent upon the Company's earnings, financial condition, cash requirements and availability, and other relevant factors. Dividends for the H Shares, if any, will be paid in Hong Kong dollars.

The Directors expect, in future, interim and final dividends will be paid in or about June and December of each year, respectively, and that the interim dividend will normally represent approximately one-third of the expected total dividend for the full year.

WORKING CAPITAL

Taking into account the estimated net proceeds of the proposed Placing, the Directors are of the opinion that the Company has sufficient working capital for its present requirements.

DISTRIBUTABLE RESERVES

As at 31st December, 1999, the Company had not been incorporated. There was accordingly no reserves available for distribution to the shareholders of the Company as at that date.

ADJUSTED NET TANGIBLE ASSETS

The following pro forma statement of adjusted net tangible assets of the Company is based on the audited combined net tangible assets of the Company as at 31st December, 1999 as shown in the accountants' report, the text of which is set out in Appendix 1 to this prospectus, and adjusted as follows:

	RMB'000
Audited combined net tangible assets of the Company as at 31st December, 1999	11,379
Combined loss after taxation of the Company for the four months ended 30th April, 2000 based on its unaudited management accounts	(2,473)
Net cash injected by the Promotors *(Note 1)*	51,174
Estimated net proceeds of the Placing *(Note 2)*	248,600
Adjusted net tangible assets	308,680
Adjusted net tangible asset value per Share *(Note 3)*	RMB 3.28

Notes:

(1) Pursuant to the Promoter's Agreement entered into amongst the Promoters on 4th January, 2000, the registered capital of RMB70,000,000 of the Company was fully paid-up by the Promoters in April 2000. As part of the Reorganisation, approximately RMB18,826,000 of the capital paid-up by the Four Domestic Promoters were contributed towards settlement of the consideration for the transfers of the business and operations from the Predecessor Entities pursuant to various business transfer agreements entered into on 17th April, 2000. Accordingly, the net cash contribution by the Promoters amounted to approximately RMB51,174,000.

(2) The estimated net proceeds from the Placing are based on the Placing Price of HK$11.00 per H Share and take no account of any H Shares which may be issued pursuant to the Over-allotment Option. If the Over-allotment Option is exercised in full, the estimated net proceeds of the Placing will be approximately HK$258 million.

(3) The adjusted net tangible asset value per Share is arrived at based on 94,000,000 Shares in issue immediately after the Placing and taking no account of any additional H Shares to be issued pursuant to the Over-allotment Option.

NO MATERIAL ADVERSE CHANGE

The Directors confirm that there has been no material adverse change in the financial or trading position or prospects of the Company since 30th April, 2000.

PLACING UNDERWRITERS

Tai Fook Securities
BOCI Asia Limited
Daiwa Securities SB Capital Markets Hong Kong Limited
Guotai Junan Securities (Hong Kong) Limited
JS Cresvale International Limited
KGI Asia Limited
Oriental Patron Asia Limited
Polaris Securities (Hong Kong) Limited
Shenyin Wanguo Capital (H.K.) Limited
Sinpac Securities (Hong Kong) Co., Limited

UNDERWRITING ARRANGEMENTS AND EXPENSES

Placing and Underwriting Agreement

Pursuant to the Placing and Underwriting Agreement, the Company is offering the H Shares for subscription by way of Placing, on and subject to the terms and conditions of this prospectus. Subject to, among other conditions, listing of and permission to deal in the H Shares in issue and to be issued as mentioned in this prospectus being granted by the GEM Listing Committee of the Stock Exchange on or before 19th August, 2000 (or such later date as Tai Fook Securities on behalf of the Placing Underwriters may agree in writing with the Company), the Placing Underwriters have severally agreed to subscribe for, or procure placees to subscribe, for the Placing Shares.

Grounds for termination

The Placing Underwriters are entitled to terminate their obligations under the Placing and Underwriting Agreement upon occurrence of the following events prior to 10:00 a.m. on 26th July, 2000 (or such later date as Tai Fook Securities on behalf of the Placing Underwriters may agree in writing with the Company):

(i) there shall develop, occur or come into effect:

(a) any new law or regulation or any change in existing laws or regulations or any change in the interpretation or application thereof by any court or other competent authority, which in the reasonable opinion of Tai Fook Securities on behalf of the Placing Underwriters has or may have a material adverse effect on the business or financial conditions or prospects of the Company taken as a whole; or

(b) any change in Hong Kong, the PRC, Taiwan, Asia, national, regional or international financial, political, military, economic conditions or prospects; or

(c) any change in the conditions of the Hong Kong or international securities markets (or in conditions affecting a sector only of such market) including, for the avoidance of doubt, any significant adverse change in the index level or volume of turnover of any such markets; or

(d) the imposition of any moratorium, suspension or material restriction on trading in securities generally on the Stock Exchange due to exceptional financial circumstances or otherwise; or

(e) a change or development involving a prospective change in Hong Kong, the PRC or Taiwan taxation or exchange controls which will or can reasonably be expected to materially and adversely affect the Company as a whole or the present or prospective shareholders of the Company in their capacity as such;

and any such event, in the reasonable opinion of Tai Fook Securities on behalf of the Placing Underwriters, has or may have a material adverse effect on the success of the Placing; or

(ii) there comes to the notice of Tai Fook Securities any matter or event: (a) showing any of the representations and warranties contained in the Placing and Underwriting Agreement to be untrue or inaccurate or if repeated immediately after the occurrence thereof, would be untrue or inaccurate in any respect reasonably considered by Tai Fook Securities on behalf of the Placing Underwriters to be material or (b) showing any of the undertakings contained in the Placing and Underwriting Agreement or other obligations or undertakings expressed to be assumed by or imposed on the Company, the Initial Management Shareholders and the significant shareholder named therein and the executive Directors under the Placing and Underwriting Agreement not to have been complied with in any respect reasonably considered by Tai Fook Securities to be material; or

(iii) any material statement contained in this prospectus has become or been discovered to be untrue, incorrect or misleading in any respect; or

(iv) there is any adverse change in the business or in the financial or trading position or prospects of any member of the Company which in the reasonable opinion of Tai Fook Securities on behalf of the Placing Underwriters is material in the context of the Placing.

Undertakings

Jade Bird Software has undertaken to and covenanted with the Company, the Sponsor, Tai Fook Securities and the Placing Underwriters that for a period of two years from the date of listing of the H Shares on the Stock Exchange:–

(i) it shall remain the beneficial owner of at least 46% of the registered capital of Jade Bird; and

(ii) it and parties acting in concert with it shall control the composition of a majority of the board of directors of Jade Bird.

Jade Bird has undertaken to and covenanted with the Company, the Sponsor, Tai Fook Securities and the Placing Underwriters that for a period of two years from the date of listing of the H Shares on the Stock Exchange:–

(i) it shall remain the beneficial owner of at least 23.03% of the stocks of Beijing Tianqiao; and

(ii) it and parties acting in concert with it shall control the composition of a majority of the board of directors of Beijing Tianqiao.

The Company has applied to the Stock Exchange and the Stock Exchange has granted a waiver from compliance with the obligations under Rules 13.16(1) and 13.18(1) of the GEM Listing Rules in that every initial management shareholder and significant shareholder (as appropriate) is not required to:

1. in the case of an initial management shareholder, place in escrow his/her relevant shares for a period of two years from the listing date; and

2. in the case of a significant shareholder, place in escrow his/her relevant shares for a period of six months from the listing date.

Further details of the above are set out in the sub-section headed "Escrow Arrangements" in the section headed "Waivers from Compliance with the GEM Listing Rules" in this prospectus.

Notwithstanding the above, the Four Domestic Promoters, each of Dynamic Win, New View Venture Limited, Asian Technology Investment Company Limited and Mr. Xu Zhen Dong have undertaken to and covenanted with the Company, the Sponsor, Tai Fook Securities and the Placing Underwriters that if the relevant PRC laws and regulations prohibiting transfer of promoter's shares shall cease to be effective at any time within 2 years from the listing date, they will take such steps and/or execute such documents and/or give such undertakings as the Sponsor may reasonably request so as to comply with the intent and purposes of the GEM Listing Rules.

The Company has undertaken to and covenanted with the Placing Underwriters that, and the Four Domestic Promoters, each of Dynamic Win, New View Venture Limited, Asian Technology Investment Company Limited and the executive Directors have undertaken and covenanted with the Placing Underwriters to procure that the Company will not, save pursuant to the Placing, or the grant of any options under the Share Option Scheme or the exercise of any options granted under the Share Option Scheme or pursuant to the exercise of the Over-allotment Option, or any capitalisation issue or any consolidation, sub-division or capital reduction of Shares, (a) within the period of six months from the listing date, issue or agree to issue any shares or securities of the Company or grant or agree to grant any options, warrants or other rights carrying the rights to subscribe for, or otherwise convert into, or exchange for, any securities of the Company, and (b) at any time during the period of twelve months from the listing date, issue any shares or securities of the Company or grant or agree to grant any options, warrants or other rights carrying the right to subscribe for, or otherwise convent into or exchange for shares or securities in the Company so as to result in Peking University ceasing to be a controlling shareholder (within the meaning of the GEM Listing Rules) of the Company.

Each of the Company, the Four Domestic Promoters, each of Dynamic Win, New View Venture Limited, Asian Technology Investment Company Limited and the executive Directors has undertaken to and covenanted with the Placing Underwriters that save with the prior written consent of Tai Fook Securities on behalf of the Placing Underwriters (such consent not to be unreasonably withheld or delayed), the Company or its subsidiaries (if any) will not within the period of six months from the listing date purchase any securities of the Company.

The Four Domestic Promoters have undertaken to and covenanted with the Company and the Placing Underwriters that they will indemnify and keep the Company indemnified against any and all tax liability falling on the Company which might be payable by the Company in respect of any income, profits or gains earned, accrued or received on or before the date of the Placing and Underwriting Agreement, save in the following circumstances:

(a) to the extent that provision has been made for such taxation in the audited combined accounts of the Company up to 31st December 1999;

(b) to the extent that such claim arises or is incurred as a result of the imposition of taxation as a consequence of any retrospective change in the law or the interpretation or practice thereof coming into force after the date of the Placing and Underwriting Agreement or to the extent such claim arises or is increased by an increase in rates of taxation after the date of the Placing and Underwriting Agreement with retrospective effect; and

(c) to the extent that such tax liability has not been specifically assumed by the Company pursuant to the Reorganisation.

Commission

The Placing Underwriters will receive a commission of 3.5% of the aggregate Placing Price of the H Shares, out of which they will pay any sub-underwriting commissions. The Sponsor will, in addition, receive a documentation fee. The underwriting commission, documentation fee, transaction levy, brokerage, legal and other expenses relating to the Placing are estimated to be approximately HK$30 million (assuming the Over-allotment Option is not exercised) and is payable by the Company.

Sponsor's and Underwriters' interests in the Company

Save for (i) the obligations of the Sponsor and the Placing Underwriters under the Placing and Underwriting Agreement; (ii) the advisors and documentation fee payable to the Sponsor as sponsor of the Placing; and (iii) the Sponsor's interests under the sponsor agreement to be made between the Sponsor and the Company whereby the Sponsor will be retained as sponsor of the Company up to 31st December, 2002, none of the Sponsor and the Placing Underwriters have any shareholding interests in the Company or has any right or option (whether legally enforceable or not) to subscribe for or nominate persons to subscribe for any shares in any member of the Company or has any interest in the Placing.

PRICE PAYABLE ON SUBSCRIPTION

The Placing Price of HK$11.00 per Placing Share plus 1% brokerage and 0.01% Stock Exchange transaction levy amounting to a total of HK$2,222.22 for each board lot of 200 Placing Shares.

CONDITIONS OF THE PLACING

Acceptance of application for the Placing Shares in the Placing is conditional upon:

(a) Listing

The GEM Listing Committee granting listing of and permission to deal in all the H Shares in issue and to be issued as mentioned herein; and

(b) Placing and Underwriting Agreement

The obligations of the Placing Underwriters under the Placing and Underwriting Agreement becoming unconditional which requires, amongst other conditions, the Placing and Underwriting Agreement not being terminated in accordance with its terms or otherwise prior to 10:00 a.m. on 26th July, 2000 (or such later date as Tai Fook Securities on behalf of the Placing Underwriters may agree in writing with the Company).

If these conditions are not fulfilled (or, where applicable, waived by Tai Fook Securities on behalf of the Placing Underwriters) on or before 19th August, 2000 (or such later date as Tai Fook Securities on behalf of the Placing Underwriters, may agree in writing with the Company), the Placing will lapse and the Stock Exchange will be notified immediately. Notice of the lapse of the Placing will be published by the Company on the GEM Website on the next day following such lapse.

THE PLACING

The Company is offering 24,000,000 Placing Shares for subscription by way of the Placing. The Placing is fully underwritten by the Placing Underwriters subject to the terms and conditions of the Placing and Underwriting Agreement.

All Placing Shares will be available for subscription by professional, institutional and other investors. It is expected that the Placing Underwriters or selling agents nominated by them will conditionally place the Placing Shares on behalf of the Company at the Placing Price with professional, institutional and other investors. Professional, institutional and other investors generally include high net worth individuals, brokers, dealers, companies and fund managers, whose ordinary business involves dealing in shares and other securities and corporate entities which regularly invest in shares and other securities.

Allocation of the Placing Shares pursuant to the Placing will be based on a number of factors, including the level and timing of demand and whether or not it is expected that the relevant investor is likely to buy further H Shares or hold or sell its H Shares, after the listing of the H Shares on GEM. Such allocation is generally intended to result in a distribution of the Placing Shares on a basis which would lead to the establishment of a broad shareholder base for the benefit of the Company and its shareholders taken as a whole.

Over-allotment Option

In connection with the Placing, the Company has granted the Over-allotment Option to the Placing Underwriters, exercisable by Tai Fook Securities on behalf of the Placing Underwriters, at any time and from time to time within 30 days from the date of this prospectus. Pursuant to the Over-allotment Option, the Company may be required to allot and issue, at the Placing Price, up to an additional 2,400,000 H Shares, representing approximately 10% of the number of the H Shares initially being offered under the Placing, solely to cover over-allocations in the Placing, if any. Tai Fook Securities may also cover over-allocations in the Placing by a combination of (i) purchases in the secondary market; and/or (ii) exercise of the Over-allotment Option, either in part or in full. Any such secondary market purchase will be made in compliance with all applicable laws and regulatory requirements and the price of any such secondary market purchases shall not exceed the Placing Price. If the Over-allotment Option is exercised in full, the H Shares to be issued pursuant thereto will represent approximately 27.39% of the Company's enlarged issued share capital following completion of the Placing and full exercise of the Over-allotment Option. In the event that the Over-allotment Option is exercised, a press announcement will be made by the Company. The Placing Underwriters or any one or more of them, as the case may be, will also receive a commission of 3.5% of the Placing Price of the Over-allotment Option.

COMMENCEMENT OF DEALINGS IN THE SHARES

Dealings in the H Shares on GEM are expected to commence on 27th July, 2000.

The H Shares will be traded in board lots of 200 each.

H SHARES WILL BE ELIGIBLE FOR CCASS

If the Stock Exchange grants the listing of and permission to deal in the H Shares on GEM and the Company complies with the stock admission requirements of Hongkong Clearing, the H Shares will be accepted as eligible securities by Hongkong Clearing for deposit, clearance and settlement in CCASS with effect from the commencement date of dealings in the H Shares on GEM or on any other date as determined by Hongkong Clearing. Investors should seek the advice of their stockbroker or other professional advisor for details of those settlement arrangements as such arrangements will affect their rights and interests.

Settlement of transactions between participants of the Stock Exchange is required to take place in CCASS on the second business day after any trading day.

All necessary arrangements have been made for the H Shares to be admitted into CCASS.

All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

The following is the text of a report, prepared for the purpose of incorporation in this prospectus, received from Arthur Andersen & Co. Certified Public Accountants, Hong Kong, the auditors of, and reporting accountants to, the Company.

ARTHUR ANDERSEN

Arthur Andersen & Co
21st Floor, Edinburgh Tower
The Landmark
15 Queen's Road Central
Hong Kong

20th July, 2000

The Directors
Beijing Beida Jade Bird Universal Sci-Tech Company Limited
Tai Fook Capital Limited

Dear Sirs,

We set out below our report on the financial information relating to Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") for the years ended 31st December, 1998 and 1999 (hereinafter collectively referred to as the "Relevant Periods") for inclusion in the prospectus of the Company dated 20th July, 2000 (the "Prospectus").

The Company was incorporated in Beijing, the People's Republic of China (the "PRC") on 29th March, 2000 to engage in the development, manufacturing, marketing and sales of embedded systems and related products and integrated circuits. The Company is also engaged in the provision of total solution through application of its existing embedded system products. Prior to the formation of the Company, the businesses and operations now undertaken by the Company were carried by certain entities controlled by Peking University (hereinafter collectively referred to as "Predecessor Entities"). All such businesses were transferred to the Company pursuant to the reorganisation as described in Section 1 below.

As at the date of this report, no audited financial statements have been prepared by the Company as it was incorporated subsequent to 31st December, 1999. The Predecessor Entities were not subject to independent audit. The management accounts of the Predecessor Entities were prepared in accordance with the accounting principles and financial regulations applicable to enterprises established in the PRC ("PRC GAAP"). For the purpose of this report, we have carried out independent audits of the combined financial statements of the Predecessor Entities for the years ended 31st December, 1998 and 1999, prepared in accordance with accounting principles generally accepted in Hong Kong ("HK GAAP"), in accordance with the Auditing

Standards issued by the Hong Kong Society of Accountants ("HKSA"), and have carried out such additional procedures as we considered necessary in accordance with the Auditing Guideline "Prospectuses and the Reporting Accountant" issued by the HKSA.

The summaries of the combined results of operations of the Predecessor Entities for the years ended 31st December, 1998 and 1999, and of the combined net tangible assets as at 31st December, 1999 (the "Summaries") set out in Section 4 and Section 5, respectively, below have been prepared from the accounts of the Predecessor Entities on the basis as set out in Section 2 below, after making such adjustments as are appropriate. When referring to historical information in the following report, the terms the "Company" and the "Predecessor Entities" are used interchangeably.

The Directors or legal representative, where applicable, of the Predecessor Entities are responsible for preparing financial statements of the Predecessor Entities which give a true and fair view. In preparing these financial statements, it is fundamental that appropriate accounting policies are selected and applied consistently. The Directors of the Company are also responsible for the summaries of the combined results of operations of the Company for the years ended 31st December, 1998 and 1999 and of the combined net tangible assets of the Company as at 31st December, 1999. It is our responsibility to form an independent opinion on the summaries of the combined results of operations and of the combined net tangible assets of the Company.

In our opinion, the Summaries, together with the notes thereto, for the purpose of this report, give a true and fair view of the combined results of operations of the Company for the years ended 31st December, 1998 and 1999 and of the combined net tangible assets of the Company as at 31st December, 1999.

1. COMPANY REORGANISATION

As described in the section "Business – History and Development" of the Prospectus, the Predecessor Entities underwent a reorganisation (the "Reorganisation") in preparation for an offering of the Company's shares (the "Offering"). Pursuant to the Reorganisation, a Promoters' Agreement was entered into among the nine promoters for the establishment of the Company as a Sino-foreign joint stock limited liability company under the Company Law in the PRC. All the Company's capital has been paid-up in the form of cash by the promoters as at 17th April, 2000.

On 17th April, 2000, the Company has entered into various Business Transfer Agreements and Contract Transfer Agreements (see Section 7a), pursuant to which, the Predecessor Entities transferred the entire businesses and operations of network security products, smart card application system, wireless fire alarm system ("WFAS"), application specific integrated circuit ("ASIC") and Global Positioning System application system ("GPS application system") to the Company. The Company paid an aggregate of approximately RMB19 million as consideration for the transfer. As required by the relevant PRC laws and regulations relating

to the reorganisation involving state-owned assets, the businesses and net assets of the Predecessor Entities were transferred to the Company at the appraised values (approximately RMB19 million) of the assets as at 31st December, 1999. The appraisal was performed by a professional and independent PRC appraiser. The fixed assets transferred are recorded at the appraised value. The difference between the appraised value and the net book value of the assets transferred other than fixed assets amounted to approximately RMB7 million and is recorded as a deduction to the capital reserve of the Company. Since the transfer was among entities under common control, the transaction has been accounted for similar to a pooling of interests.

According to the resolution of the extraordinary shareholders' meeting in July 2000, prior to any future dividends being declared, all distributable profit must first be applied against the capital reserve until the above difference has been reinstated in the capital reserve account.

2. BASIS OF PRESENTATION

The Summaries were prepared based on the accounts of the Predecessor Entities, as restated in accordance with HK GAAP and after making such adjustments as are appropriate. The Summaries include the combined results of operations of the Predecessor Entities, now comprising the Company, for the years ended 31st December, 1998 and 1999, and the combined net tangible assets of the Predecessor Entities as at 31st December, 1999, as if the Reorganisation had been completed as at the beginning of the Relevant Periods presented and the business activities had been conducted by the Company throughout the Relevant Periods. The assets acquired have been stated at the historical cost of the Predecessor Entities except for fixed assets which are stated at the appraised value.

Significant inter-company transactions and balances among the Predecessor Entities have been eliminated on combination.

3. PRINCIPAL ACCOUNTING POLICIES

The following principal accounting policies were adopted by the Company in arriving at the financial information set out in this report, which conform with HK GAAP:

(a) Inventories

Inventories are carried at the lower of cost and net realisable value. Cost is calculated on the weighted average method of costing and includes costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Net realisable value is based on the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Provision is made for obsolete, slow-moving or defective items where appropriate.

(b) Fixed assets and depreciation

Fixed assets are stated at cost less accumulated depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the fixed assets have been put into operation, such as repairs and maintenance and overhaul costs, are normally included in the determination of net loss in the period in which they are incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefit expected to be obtained from the use of the fixed asset, the expenditure is capitalised as an additional cost of the fixed asset.

Depreciation is calculated on a straight-line basis, with no residual value, over the following estimated useful lives:

Leasehold improvements	2 years (term of the lease)
Machinery and equipment	5 – 10 years
Furniture, fixtures and office equipment	5 years
Motor vehicles	5 years
Computers	3 years

When assets are sold or retired, their costs and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposal is included in the results of operations.

(c) Revenue and income recognition

Revenue and income are recognised on the following bases:

(i) Revenues

Revenues include sale of embedded systems products including network security products, smart card application system, WFAS, ASIC and GPS application system, maintenance, technical support services and training services, after deducting the applicable sales taxes.

Revenue from sales of embedded systems and related products are recognised when delivery or acceptance has occurred, the fee is fixed and determinable, evidence of an arrangement exists, collection of the receivable is probable and no significant post-delivery obligations remain. For sales to end users, revenue is recognised upon acceptance of completed installation. For sales to distributors, revenue is recognised upon delivery of the product to the distributor.

Maintenance and technical support revenues are recognised ratably over the term of the agreement. Training revenue is recognised when the service is provided.

Deferred revenues represent amounts received for which the earnings process has not been completed.

(ii) Interest income

Interest income is recognised on an accrual basis on the principal outstanding and at the rates applicable.

(iii) Subsidy income

Government grants for research of new technology is recognised as subsidy income when received.

(d) Cost of revenues

Cost of revenues includes direct materials, direct labour, manufacturing overheads, royalty fees and provision for warranty of products sold. Royalty fees are recorded at rates as determined in the technology license agreements.

(e) Warranty

Provision for warranty costs is recorded based on management's estimate of future warranty liabilities, in respect of warranty periods ranging from one to three years.

(f) Research and development

Research costs are charged to operating expenses as and when incurred.

Development costs directly attributable to the development of a project are capitalised as intangible assets when it can be demonstrated that (a) the project is technically feasible to complete so that it will be available for use or sale; (b) the Company intends to complete the project and is able to use or sell it; (c) the intangible asset will generate probable future economic benefits; (d) adequate technical, financial, and other resources are available to complete the development and to use or sell the intangible asset; and (e) the attributable expenditure can be reasonably measured. During the Relevant Periods, there were no costs that meet the capitalisation criteria and all product development costs have been expensed as incurred. Other product development costs are included in the determination of net loss as and when incurred.

(g) Selling and marketing

Selling and marketing expenses are expensed as incurred.

(h) Deferred taxation

Deferred taxation is provided under the liability method, at the current tax rate, in respect of significant timing differences between profit as computed for taxation purposes

and profit as stated in the financial statements, except where it is considered that no liability will arise in the foreseeable future. A deferred tax asset is not recognised unless the related benefits are expected to crystallise in the foreseeable future.

(i) Foreign currency translations

The books and records of the Company are maintained in Renminbi ("RMB"). Transactions in other currencies during the year are translated into RMB at the exchange rates quoted by the People's Bank of China (the "PBOC") in effect at the dates of the transactions. Monetary assets and liabilities denominated in other currencies at the balance sheet date are translated into RMB at rates of exchange quoted by PBOC in effect at the balance sheet date. Exchange differences are included in the determination of net loss for the respective periods.

During the years ended 31st December, 1998 and 1999, substantially all the transactions were denominated in RMB. Accordingly, exchange differences recorded during those periods were minimal.

(j) Operating lease

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Rental payments under operating leases are included in the determination of net loss on a straight-line basis over the periods of the relevant leases.

(k) Staff retirement benefits

The costs of staff retirement benefits are recognised as expense in the relevant periods in which they are incurred.

(l) Financial instruments

Financial instruments consist of cash and bank balances, accounts receivable and accounts payable. The estimated fair value of these financial instruments approximates their carrying value.

4. RESULTS OF OPERATIONS

The following is a summary of the combined results of operations for the years ended 31st December, 1998 and 1999, prepared on the basis set out in Section 2 above.

	Note	1998 RMB	1999 RMB	1999 HK$
REVENUES	*(b)*	3,029,002	10,419,234	9,807,261
COST OF REVENUES	*(b)*	(2,958,731)	(7,153,681)	(6,733,510)
Gross margin		70,271	3,265,553	3,073,751
SUBSIDY INCOME		237,999	–	–
OPERATING EXPENSES				
Research and development		(3,720,861)	(4,717,902)	(4,440,796)
Selling and marketing		–	(186,539)	(175,583)
General and administrative	*(d)*	(1,555,100)	(2,741,268)	(2,580,260)
Total operating expenses		(5,275,961)	(7,645,709)	(7,196,639)
Loss from operations		(4,967,691)	(4,380,156)	(4,122,888)
OTHER INCOME (LOSS), NET		160,345	(106,087)	(99,856)
LOSS BEFORE TAXTION	*(c)*	(4,807,346)	(4,486,243)	(4,222,744)
TAXTION	*(e)*	–	–	–
NET LOSS		(4,807,346)	(4,486,243)	(4,222,744)
LOSS PER SHARE – BASIC	*(f)*	(0.069)	(0.064)	(0.060)

Translation of amounts from RMB into Hong Kong dollars ("HK$") for the convenience of the reader has been made at the rate quoted by the People's Bank of China on 30th June, 2000 of HK$1.00 = RMB1.0624. RMB is not freely convertible into other currencies. No representation is made that the Renminbi amounts could have been, or could be, converted into Hong Kong dollars at that rate on 30th June, 2000 or any other certain rate.

Pro forma information

The following is a summary of the pro forma information prepared on the basis set out in Section 2 above, after making the notional adjustments that are considered necessary by management to reflect the subsequent events as described in Section 7 and as further described in note (a) below, as if the businesses had been conducted through the Company from 1st January, 1998:

	Note	1998 RMB	1999 RMB
NET LOSS AS SET OUT ABOVE		(4,807,346)	(4,486,243)
NOTIONAL ADJUSTMENTS:			
Research and development costs	a(i)	799,278	208,327
Royalty fee	a(i)	(62,517)	(4,878)
Local government surcharges	a(ii)	4,988	29,832
PRO FORMA ADJUSTED NET LOSS		(4,065,597)	(4,252,962)
PRO FORMA LOSS PER SHARE	(f)	(0.058)	(0.061)

Notes:

(a) **Description of pro forma adjustments**

(i) Pursuant to the Reorganisation as stated in Section 1 above, the Company acquired all the assets and liabilities except for GPS technology applying 230m which was developed by the Predecessor Entities before March 1999. Accordingly, a pro forma adjustment to reverse the research and development expenses incurred for GPS technology applying 230m is made. In addition, the Company has entered into a technology license agreement on 17th April, 2000 (Section 7b below) with Beijing Tianqiao Beida Jade Bird Sci-Tech Company Ltd. ("Beijing Tianqiao"), one of the Predecessor Entities also controlled by Peking University, in which the Company should pay a royalty fee of 3% of GPS application system revenues to Beijing Tianqiao subsequent to the Reorganisation, accordingly a pro forma adjustment to provide for the royalty fee for using such technology based on revenues is made.

(ii) The Company, being a foreign-invested enterprise, is not subject to the local government surcharges payable by the Predecessor Entities (see Note (e) below). Accordingly, a pro forma adjustment to reverse local government surcharges is made.

(b) **Revenues and cost of revenues**

	1998	1999
	RMB	*RMB*
Revenues		
Network security products	–	6,066,286
Smart card application system	206,214	2,475,912
WFAS	739,142	1,031,285
ASIC	–	683,137
GPS application system	2,083,646	162,614
Subtotal	3,029,002	10,419,234
Cost of revenues		
Network security products	–	3,553,303
Smart card application system	184,767	2,188,715
WFAS	515,500	662,759
ASIC	–	586,290
GPS application system	2,258,464	162,614
Subtotal	2,958,731	7,153,681
Gross margin	70,271	3,265,553

For the years ended 31st December, 1998 and 1999, the five largest customers accounted for approximately 93.1% and 69.1% respectively of the Company's revenues.

(c) **Loss before taxation**

Loss before taxation was arrived at after charging (crediting) the following:

	1998	1999
	RMB	*RMB*
Subsidy income	(237,999)	–
Operating lease in respect of rented premises	455,666	569,346
Depreciation of fixed assets included under		
– cost of revenues	180,008	146,618
– research and development	619,394	934,942
– selling, general and administrative	30,717	180,053
Staff costs included under		
– cost of revenues	476,049	443,394
– research and development	1,383,476	1,888,573
– selling, general and administrative	414,943	1,123,259
Cost of inventories	2,792,085	6,223,681
Royalty fee	–	430,000
Writedown of inventory to net realisable value	166,646	–
Provision for warranty	–	500,000
Loss on disposal of fixed assets	–	133,173
Interest income from bank deposits	(15,918)	(13,080)
Auditors' remuneration	–	–

(d) Related party transactions

Companies are considered to be related if one company has the ability, directly or indirectly, to control the other company or exercise significant influence over the other company in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

Particulars of significant transactions between the Company and related parties during the Relevant Period which, in the opinion of the Company's Directors, were conducted in the usual course of business under terms as specified in the underlying contracts or based on pre-determined pricing terms, are summarised below:

Nature of transaction	**Name of related party**	**Relationship**	**Amount** **1998** *RMB*	**1999** *RMB*
Included in the results of operations:				
Service fee *(Note (i))*	Institute of Microelectronics	A department of Peking University, the ultimate controlling shareholder	576,000	–
Rental expenses *(Note (iii))*	Beijing Beida Jade Bird Limited ("Jade Bird")	One of the Predecessor Entities and promoters controlled by Peking University	399,000	416,000
Included in net tangible assets:				
Inventory *(Note (ii))*	Peking University	An associated company of Jade Bird	–	609,000
Deferred revenue *(Note (ii))*	Tian Mu	An associated company of Jade Bird	–	10,000,000
	Peking University		–	760,000

Continuing transactions:

(i) For the year ended 31st December, 1998, the Company paid service fee of approximately RMB576,000 to Institute of Microelectronics for the rental of equipment and provision of research personnel to the Company for the development of its ASIC products (see Section 7e below).

(ii) During the year ended 31st December, 1999, the Company entered into agreements with Tian Mu and the Library of Peking University for the construction of GPS application system and WFAS respectively. As at 31st December, 1999, the construction work of the two projects have not been completed. Out of the total consideration of approximately RMB23,410,000, approximately RMB10,760,000 has been received as at 31st December, 1999 and included as deferred revenue. In addition, costs of approximately RMB609,000 incurred for the projects have been included as work-in-progress as at 31st December, 1999.

Non-continuing transactions:

(iii) For the years ended 31st December, 1998 and 1999, the Company paid rental expenses of approximately RMB399,000 and RMB416,000, respectively to Jade Bird for the lease of certain office and production areas. The rental arrangements were subsequently terminated in April 2000.

(e) Taxation

Enterprise income tax

Enterprise income tax ("EIT") is provided on the basis of the statutory profit for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes. The Company, being located in the New Technology Industrial Development Experimental Zone ("NTIDEZ") in Beijing and registered as a New and High Technology Enterprise, should be entitled to a reduced EIT rate of 15% and a tax holiday of three years full exemption from EIT starting from the first operating year, followed by a 50% reduction from the fourth to sixth year, subject to the approval from the relevant tax bureau.

No provision for Hong Kong profits tax or PRC EIT was made as the Company had no assessable profits in the respective jurisdictions during the years covered in this report.

As at 31st December, 1999, there were no significant timing differences between profit as computed for taxation purposes and profit as stated in the financial statements, which would result in deferred taxation.

Value-added tax ("VAT")

Under the "Provisional Regulations of the People's Republic of China on Value-added Tax", the Company is subject to output VAT levied at the rate of 17% on the sales or transfer of tangible goods in the PRC, provision of processing, repairs and replacement services. Input VAT paid on purchases can be used to offset the output VAT levied on operating revenue to determine the net VAT payable.

Business tax ("BT")

The Company is subject to BT on the provision of maintenance, support and training services in the PRC. The BT rate is 5% on gross revenues.

Local government surcharges

Prior to the establishment of the Company, the businesses to be injected into the Company were subject to local government surcharges calculated at certain percentages of the net VAT payable. The local government surcharges have been reversed in the pro forma information.

(f) Loss per share

The loss per share for the years ended 31st December, 1998 and 1999 is based on the net loss during the years and assuming 70,000,000 shares in issue during those years as if the Reorganisation had taken place on 1st January, 1998.

(g) Directors' and senior executives' emoluments

(i) Details of emoluments paid to directors of the Company were:

	1998	**1999**
	RMB	*RMB*
Executive directors		
Fees	–	–
Other emoluments		
– Basic salaries and allowances	325,750	379,750
Non-executive directors		
Fees	25,000	25,000
Other emoluments		
– Basis salaries and allowances	–	–
	350,750	404,750

The remuneration of all directors falls within the range of Nil to RMB1,000,000 during the Relevant Periods. The five executive directors received individual emoluments of approximately RMB106,000, RMB72,250, RMB18,000, RMB67,250, RMB62,250 for the year ended 31st December, 1998 and RMB106,000, RMB72,250, RMB72,000, RMB67,250 and RMB62,250 for the year ended 31st December, 1999, respectively.

No directors waived any emolument during the Relevant Periods. No incentive payment for joining the Company or compensation for loss of office was paid or payable to any director during the Relevant Periods.

Under the arrangements currently in force, the aggregate amount of fees and other emoluments payable to the directors of the Company for the year ending 31st December, 2000 is estimated to be approximately RMB890,000.

(ii) Details of emoluments paid to the five highest paid individuals (including directors and other employees) were:

	1998 *RMB*	1999 *RMB*
Basic salaries and allowances	342,510	434,710
Number of directors	3	3
Number of employees	2	2
	5	5

The remuneration of the five highest paid individuals falls within the range of Nil to RMB1,000,000 during the Relevant Periods.

During the Relevant Periods, no emoluments were paid to the five highest paid individuals as inducement to join or upon joining the Company or as compensation for loss of office.

Save as disclosed above, no remuneration has been paid or is payable in respect of the Relevant Periods by the Company to its directors.

(h) Retirement benefits

The Company has participated in defined contribution retirement schemes organised by the relevant local government authorities in the PRC. All PRC employees are entitled to an annual pension equal to a fixed portion of their ending basic salaries at their retirement dates. The Company is required to make specific contributions to the retirement schemes at a rate of 19% of the basic salary of its PRC employees for the two years ended 31st December, 1999 and has no further obligation for post-retirement benefits beyond the annual contributions made. The retirement plan contributions paid for the years ended 31st December, 1998 and 1999 pursuant to these arrangements, amounted to approximately RMB165,000 and RMB574,000 respectively.

(i) Distribution of profit

In accordance with the relevant laws and regulations of the PRC and the Company's articles of association, the Company is required to appropriate 10% and 5% to 10% respectively of its profit after taxation, determined based on the financial statements prepared in accordance with PRC accounting standards and regulations, after offsetting any prior years' losses, to the statutory surplus reserve and statutory public welfare fund. When the balance of the statutory surplus reserve reaches 50% of the Company's share capital, any further appropriation is optional. The statutory surplus reserve can be used to offset prior years' losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholding or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of share capital. The statutory public welfare fund can only be utilised on capital items for the collective benefit of the Company's employees

such as construction of dormitories, canteen and other staff welfare facilities. Title of these capital items will remain with the Company. This fund is non-distributable other than in liquidation.

In addition, appropriation of profits to the discretionary surplus reserve can be made in accordance with the Company's articles of association and the recommendation of the Board of Directors and is subject to shareholders' approval at the general meeting.

In accordance with the articles of association, the Company declares dividends based on the lower of retained earnings as reported in accordance with PRC GAAP and that reported in accordance with HK GAAP after deduction of the current year's appropriations to the reserves. The difference in retained earnings between PRC GAAP and HK GAAP as at 31st December, 1999 was not material.

No dividend has been paid or declared by the Company since its incorporation.

5. NET TANGIBLE ASSETS

The following is a summary of the combined net tangible assets as at 31st December, 1999, prepared on the basis set out in Section 2 above.

	Note	*RMB*	*HK$*
FIXED ASSETS, net	*(a)*	8,479,541	7,981,496
CURRENT ASSETS			
Inventories	*(b)*	1,972,006	1,856,180
Prepayments and other current assets		317,521	298,871
Accounts receivable		3,188,596	3,001,314
Cash and bank balances		12,341,032	11,616,182
Total current assets		17,819,155	16,772,547
CURRENT LIABILITIES			
Deferred revenue		(11,553,038)	(10,874,471)
Taxes payable		(1,205,643)	(1,134,830)
Accounts payable and accrued liabilities	*(c)*	(2,161,504)	(2,034,548)
Total current liabilities		(14,920,185)	(14,043,849)
Net current assets		2,898,970	2,728,698
Net tangible assets		11,378,511	10,710,194

Translation of amounts from RMB into Hong Kong dollars ("HK$") for the convenience of the reader has been made at the rate quoted by the People's Bank of China on 30th June, 2000 of HK$1.00 = RMB1.0624. RMB is not freely convertible into other currencies. No

representation is made that the Renminbi amounts could have been, or could be, converted into Hong Kong dollars at that rate on 30th June, 2000 or any other certain rate.

Notes:

(a) **Fixed assets, net**

	Cost *RMB*	**Accumulated depreciation** *RMB*	**Net book value** *RMB*
Leasehold improvements	465,115	(42,210)	422,905
Machinery and equipment	17,706,009	(10,863,169)	6,842,840
Furniture, fixtures and office equipment	430,808	(112,598)	318,210
Motor vehicles	570,504	(219,437)	351,067
Computers	815,511	(270,992)	544,519
	19,987,947	(11,508,406)	8,479,541

(b) **Inventories**

	RMB
Raw materials	685,405
Work-in-progress	927,754
Finished goods	354,190
Low-value consumables and others	4,657
	1,972,006

The amount of inventories (included above) carried at net realisable value is approximately RMB237,000.

(c) **Accounts payable and accrued liabilities**

	RMB
Accounts payable	385,190
Staff welfare payable	696,200
Royalty fee payable	430,000
Provision for warranty	500,000
Others	150,114
	2,161,504

(d) **Net tangible assets of the Company**

The Company was incorporated on 29th March, 2000. On the basis as set out in Section 2 above, the net tangible assets of the Company as at 31st December, 1999 amounted to approximately RMB11.4 million.

(e) **Distributable reserves**

As at 31st December, 1999, the Company had not been incorporated and hence there was no reserve available for distribution to shareholders on that date.

6. COMMITMENTS AND CONTINGENCIES

As at 31st December, 1999, the Company had aggregate outstanding lease commitments of approximately RMB320,000 in respect of its rented premises under a non-cancellable operating lease agreement extending to August 2001. RMB197,000 are due within the next twelve months on leases which expire within one to two years. As at 31st December, 1999, the Company did not have any other significant contingent liabilities. Subsequent to year end, the Company assumed some of the leases from its Predecessor Entities (See Section 7a below) and entered into certain new lease agreements (see Section 7g below).

7. SUBSEQUENT EVENTS

(a) Reorganisation and business transfer

On 17th April, 2000, the Predecessor Entities underwent the Reorganisation in preparation for the Offering. Pursuant to the Reorganisation, a Promoters' Agreement was entered into among the nine promoters for the establishment of the Company as a Sino-foreign joint stock limited liability company under the Company Law in the PRC. All the Company's capital of RMB70 million has been paid up in the form of cash by the promoters as at 17th April, 2000.

Concurrently, the Company entered into various Business Transfer Agreements, pursuant to which, the Predecessor Entities transferred the entire business and operations of network security products, smart card application system, WFAS, ASIC and GPS application system to the Company. The Company paid an aggregate of approximately RMB19 million as consideration for such transfer. The Business Transfer Agreements with the Predecessor Entities are set out in section B of Appendix 5 to the Prospectus.

In separate agreements with Beijing Tianqiao, Jade Bird, Shenzhen Beida Jade Bird Sci-tech Company Limited and Peking University, the Company was to assume all outstanding contracts relating to the development of smart card application system, the sale of GPS application system and services and the installation of a WFAS. The agreements also provided for the transfer of a rental agreement relating to premises that have been used by the Company in Shenzhen. There was nil consideration for the contract transfers.

(b) Technology license agreements

Pursuant to the Technology License Agreement dated 17th April, 2000 between Beijing Tianqiao and the Company, Beijing Tianqiao agreed to grant to the Company an exclusive license for the use of certain GPS technology applying 230m frequency band for a term of 10 years, in return for a royalty fee of 3% on the total sales of such products. In addition, pursuant to the JB-CASE Technology License Agreement dated

17th April, 2000 between Beijing Beida Jade Bird Software System Co. ("Jade Bird Software") and the Company, Jade Bird Software agreed to grant a non-exclusive license to the Company for the use of technology relating to JB-CASE for nil consideration.

(c) Non-competition agreements and trademark license contract agreement

Pursuant to the non-competition agreements dated 17th April, 2000, Jade Bird Software and Beijing Beida Yu Huan Microelectronics System Engineering Company, both wholly-owned by Peking University, Jade Bird and Beijing Tianqiao (hereinafter collectively referred to as "Four Domestic Promoters") and Peking University have severally agreed not to engage or participate directly or indirectly in any business which may compete directly or indirectly with the Company's embedded systems business. In addition, Jade Bird Software has agreed to license certain of its trademark for the use by the Company for a term of 10 years for nil consideration.

(d) Technological cooperation and support agreements

Pursuant to the technological co-operation and support agreements dated 17th April, 2000, the Four Domestic Promoters and Peking University agreed to provide continuing technological cooperation and support relating to the research and development of embedded systems to the Company at market price.

(e) Equipment lease agreements

Pursuant to the equipment lease agreements dated 17th April, 2000, the Institute of Microelectronics agreed to lease certain of its equipment to the Company for a term of five years at an hourly rate of RMB120 per hour, while the Company also agreed to lease certain of its equipment to the Institute of Microelectronics for a term of five years at an annual fee of RMB1.26 million.

(f) Master sales agreements

Pursuant to the Master Sales Agreements dated 17th April, 2000, Beijing Tianqiao and Tian Mu agreed to purchase all its network security products and GPS application system and related products, respectively from the Company for a period of 10 years.

(g) Rental agreements

The Company has entered into various rental agreements and rental transfer agreement extending to December 2002 with outstanding commitments of approximately RMB3.0 million.

(h) Share Option Scheme

The Company's share option scheme was conditionally approved by the written resolution of shareholders on 5th July, 2000. Under the share option scheme, the board may, at its discretion, grant share option in aggregate not exceeding 30% of the Company's share in issue at the date of grant, to any full-time employees of the Company and its subsidiaries, if any. However, employees who are PRC nationals shall not be entitled to exercise the option until the current restrictions on PRC nationals from subscribing for or dealing in H Shares imposed by the relevant PRC law and regulations have been abolished or removed.

8. SUBSEQUENT FINANCIAL STATEMENTS

No audited financial statements have been prepared by the Company or any of the Predecessor Entities comprising the Company in respect of any period subsequent to 31st December, 1999. In addition, no dividend has been declared, made or paid by the Company or Predecessor Entities comprising the Company in respect of any period subsequent to 31st December, 1999.

Yours faithfully,
ARTHUR ANDERSEN & CO
Certified Public Accountants

The following is the text of a letter, summary of values and valuation certificate, prepared for the purpose of incorporation in this prospectus received from Sallmanns (Far East) Limited, an independent valuer, in connection with its valuation as at 30th April, 2000 of the property interests of the Company in the PRC.

Sallmanns 西門

CHARTERED SURVEYORS, PROPERTY CONSULTANTS
LAND, BUILDING, PLANT & MACHINERY VALUERS
FINANCIAL AND INTANGIBLE ASSET VALUERS

15th Floor, Trinity House,
165-171 Wanchai Road
Wanchai
Hong Kong

20th July, 2000

The Directors
Beijing Beida Jade Bird Universal Sci-Tech Company Limited

Dear Sirs,

In accordance with your instructions to value the properties in which Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") has interests, we confirm that we have carried out inspections, made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the value of the relevant properties as at 30th April, 2000.

Our valuations of the property interests are our opinion of the open market value which we would define as intended to mean "the best price at which an interest in a property might reasonably be expected to have been completed unconditionally for cash consideration on the date of the valuation assuming:–

(a) a willing seller;

(b) that, prior to the date of valuation, there had been a reasonable period (having regard to the nature of the property and the state of the market) for the proper marketing of the interest, for the agreement of price and terms and for the completion of the sale;

(c) that the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the date of valuation;

(d) that no account is taken of any additional bid by a prospective purchaser with a special interest; and

(e) that both parties to the transaction had acted knowledgeably, prudently and without compulsion.

Our valuations have been made on the assumption that the owner sells the properties on the open market in their existing state without the benefit of a deferred term contract, leaseback, joint venture, management agreement or any similar arrangement which would serve to increase the value of the properties.

Based on this open market approach, the property interests rented and occupied by the Company have no commercial value due mainly to the short term nature or the prohibition against assignment or sub-letting or otherwise due to the lack of substantial profit rents or the insufficient proof of legal title to the properties.

In valuing the property interests in the PRC, we have complied with all the requirements contained in the Practice Note 8 to the Rules Governing the Listing of Securities on the Growth Enterprise Market issued by the Stock Exchange of Hong Kong Limited.

We have not carried out detailed site measurements to verify the correctness of the site areas in respect of the relevant properties but have assumed that the site areas shown on the documents and official site plans handed to us are correct. Based on our experience of valuation of similar properties in the PRC, we consider the assumptions so made to be reasonable. All documents and contracts have been used as reference only and all dimensions, measurements and areas are approximations. No on-site measurements have been taken.

We have not searched the title of the properties and have not scrutinised the original title documents. We have been given copies of the tenancy agreements under which the properties were rented to the Company.

We have relied to a considerable extent on the information provided by the Company and have accepted advice given to us on such matters as planning approvals or statutory notices, easements, tenure, occupation, letting, rentals, site and floor areas and all other relevant matters.

We have inspected the exterior and, where possible, the interior of the properties included in the attached valuation certificate, in respect of which we have been provided with such information as we have required for the purpose of our valuations. However, no structural survey has been made, but in the course of our inspection we did not note any apparent

serious defects. We are not, however, able to report that the properties are free from rot, infestation or any other structural defects. No tests were carried out on any of the services.

No allowance has been made in our report for any expenses or taxation which may be incurred. Unless otherwise stated, it is assumed that the properties are free from encumbrances, restrictions, and outgoings of an onerous nature which could affect their value.

We have had no reason to doubt the truth and accuracy of the information provided to us by the Company. We have also sought and received confirmation from the Company that no material factors have been omitted from the information supplied. We consider that we have been provided with sufficient information to reach an informed view, and have no reason to suspect that any material information has been withheld.

Our valuations are summarised below and the valuation certificate is attached.

Yours faithfully,
for and on behalf of
Sallmanns (Far East) Limited
Paul L. Brown
BSc FRICS FHKIS
Director

Note: Paul L.Brown is a Chartered Surveyor who has extensive experience in the valuation of properties in Hong Kong, the PRC, the United Kingdom and the Asia-Pacific region.

SUMMARY OF VALUES

GROUP I – PROPERTY INTEREST RENTED BY THE COMPANY IN HONG KONG

	Property	Open market value attributable to the Company as at 30th April, 2000 *HK$*
1.	Unit 02 on the 7th Floor, Asia Pacific Centre, No. 8 Wyndham Street, Central, Hong Kong	No commercial value

GROUP II – PROPERTY INTERESTS RENTED BY THE COMPANY IN THE PRC

2.	Rooms 1715-1717 on the 17th Level, Block A, Corporate Square, No. 35 Financial Street, Xi Cheng District, Beijing, The PRC	No commercial value
3.	Rooms 1117 and 1119, Zhongcheng Building, No. 19-1 Haidian Road, Haidian District, Beijing, The PRC	No commercial value
4.	Room 16 on the 9th Level, North Office Block, New World Centre, No. 3B Chongwenmenwai Dajie, Chongwen District, Beijing, The PRC	No commercial value

	Property	Open market value attributable to the Company as at 30th April, 2000 *HK$*
5.	The whole 1st Level, R3B6 Factory, City High Technology Industrial Village, Nan Shan District, Shenzhen, The PRC	No commercial value
	Grand Total	Nil

VALUATION CERTIFICATE

GROUP I – PROPERTY INTEREST RENTED BY THE COMPANY IN HONG KONG

	Property	Description	Particulars of occupancy	Open market value attributable to the Company as at 30th April, 2000 *HK$*
1.	Unit 02 on the 7th Floor, Asia Pacific Centre, No. 8 Wyndham Street, Central, Hong Kong	The property comprises an office unit on the 7th floor of a 27-storey office building completed in about 1997. The gross floor area of the property is 1,608 sq.ft. or thereabouts. The property was rented to the Company from an independent third party for a term of two years commencing from 1st June, 2000 at a monthly rental of HK$28,944 exclusive of air-conditioning and management charges, Government Rates and other outgoings.	As at the date of the prospectus, the property was occupied by the Company for office uses.	No commercial value

GROUP II – PROPERTY INTERESTS RENTED BY THE COMPANY IN THE PRC

Property	Description	Particulars of occupancy	Open market value attributable to the Company as at 30th April, 2000 *HK$*
2. Rooms 1715-1717 on the 17th Level, Block A, Corporate Square, No. 35 Financial Street, Xi Cheng District, Beijing, The PRC	The property comprises 3 office units on the 17th level of a 20-storey office building completed in about 1998. The total gross floor area of the property is 420.38 sq.m. or thereabouts. The property was rented to 北京永峰貴和經貿有限公司 which subsequently sub-leased to the Company. The term commenced on 17th April, 2000 to 31st December, 2002 at a monthly rental of US$11.50 per sq.m. of the gross floor area.	The property is currently occupied by the Company for office uses.	No commercial value

Notes:

1. Pursuant to the Tenancy Agreement dated 2nd December, 1999, 北京永峰貴和經貿有限公司 as the tenant rented the property from 北京明華置業有限公司, the landlord, for a period from 1st January, 2000 to 31st December, 2002.

2. Pursuant to the Tenancy Transfer Agreement dated 17th April, 2000, the Company as the sub-tenant rented the property from 北京永峰貴和經貿有限公司 for a period from 17th April, 2000 to 31st December, 2002.

3. According to the opinion of the Company's PRC legal advisor:

   (i) 北京明華置業有限公司 has the right to lease the property to 北京永峰貴和經貿有限公司.

   (ii) 北京永峰貴和經貿有限公司 has the right to sub-lease the property to the Company.

   (iii) The aforesaid arrangement of leasing and sub-leasing is legal and binding.

Property	Description	Particulars of Occupancy	Open market value attributable to the Company as at 30th April, 2000 *HK$*
3. Rooms 1117 and 1119, Zhongcheng Building, No. 19-1 Haidian Road, Haidian District, Beijing, The PRC	The property comprises two office units on the 11th level of a 14-storey office building completed in about 1989. The property has a total gross floor area of 150 sq.m. or thereabouts. The property was rented to 北京北大青鳥有限責任公司 which subsequently transferred the tenancy agreement to the Company. The term commenced on 17th April, 2000 to 30th November, 2000 at a monthly rental of RMB22,813.	The property is currently occupied by the Company for office uses.	No commercial value

Notes:

1. Pursuant to the Tenancy Agreement dated 1st December, 1999 (the "Tenancy Agreement"), 北京北大青鳥有限責任公司 rented the property from 北京中成大廈物業開發有限公司 for a period from 1st December, 1999 to 30th November, 2000.

2. Pursuant to the Contract Transfer Agreement made between 北京北大青鳥有限責任公司 and the Company on 17th April, 2000 (the "Contract Transfer Agreement"), 北京北大青鳥有限責任公司 transferred all its rights and obligations under the Tenancy Agreement to the Company.

3. According to the Letter of Consent issued by 北京中成大廈物業開發有限公司 on 18th April, 2000, 北京中成大廈物業開發有限公司 acknowledged and consented to the transfer of the Tenancy Agreement.

4. According to the opinion of the Company's PRC legal advisor:

   (i) 北京中成大廈物業開發有限公司 has the right to lease the property to 北京北大青鳥有限責任公司.

   (ii) 北京北大青鳥有限責任公司 has the right to transfer the Tenancy Agreement to the Company.

   (iii) The Tenancy Agreement and the Contract Transfer Agreement are legal and binding.

	Property	Description	Particulars of occupancy	Open market value attributable to the Company as at 30th April, 2000 *HK$*
4.	Room 16 on the 9th Level, North Office Block, New World Centre, No. 3B Chongwenmenwai Dajie, Chongwen District, Beijing, The PRC	The property comprises an office accommodation on the 9th level of a 16-storey office building completed in about 1996. The property has a total gross floor area of 288.92 sq.m or thereabouts. The property was rented to Beijing Beida Jade Bird Software System Co. which subsequently sub-leased to the Company. The term commenced on 17th April, 2000 to 24th November, 2002 at a monthly rental of US$11.0 per sq.m.	The property is currently occupied by the Company for office uses.	No commercial value

Notes:

1. Pursuant to the Tenancy Agreement dated 22nd November, 1999, Beijing Beida Jade Bird Software System Co. as the tenant rented the property from 北京崇文•新世界房地產發展有限公司 and 中國新世界電子有限公司, the landlord, for a period from 25th November, 1999 to 24th November, 2002.

2. Pursuant to the Tenancy Transfer Agreement dated 17th April, 2000, the Company as the sub-tenant rented the property from Beijing Beida Jade Bird Software System Co. for a period from 17th April, 2000 to 24th November, 2002.

3. According to the opinion of the Company's PRC legal advisors:

   (i) 北京新世界電子有限公司 and 北京崇文•新世界房地產發展有限公司 have the right to lease the property to Beijing Beida Jade Bird Software System Co..

   (ii) Beijing Beida Jade Bird Software System Co. has the right to sub-lease the property to the Company.

   (iii) The aforesaid arrangement of leasing and sub-leasing is legal and binding.

Property	Description	Particulars of occupancy	Open market value attributable to the Company as at 30th April, 2000 *HK$*
5. The whole 1st Level, R3B6 Factory, City High Technology Industrial Village, Nan Shan District, Shenzhen, The PRC	The property comprises the whole 1st level of a 7 storey industrial building completed in about 1997. The property has a gross floor area of 546.76 sq.m. or thereabouts. The property was rented to Shenzhen Beida Jade Bird Sci-Tech Company Limited which subsequently transferred the tenancy agreement to the Company. The term commenced on 17th April, 2000 to 15th August, 2001 at a monthly rental of RMB16,403.	The property is currently occupied by the Company for research, development and manufacturing purposes.	No commercial value

Notes:

1. Pursuant to the Tenancy Agreement dated 17th August, 1999 (the "Tenancy Agreement"), Shenzhen Beida Jade Bird Sci-Tech Company Limited rented the property from 深圳市高新技術工業村發展公司 for a period from 16th August, 1999 to 15th August, 2001.

2. Pursuant to the Contract Transfer Agreement made between Shenzhen Beida Jade Bird Sci-Tech Company Limited and the Company on 17th April, 2000 (the "Contract Transfer Agreement"), Shenzhen Beida Jade Bird Sci-Tech Company Limited transferred all its rights and obligations under the Tenancy Agreement to the Company.

3. According to the Letter of Consent issued by 深圳市高新技術工業村發展公司 on 20th April, 2000, 深圳市高新技術工業村發展公司 acknowledged and consented to the transfer of the Tenancy Agreement.

4. According to the opinion of the Company's PRC legal advisor:

   (i) 深圳市高新技術工業村發展公司 has the right to lease the property to Shenzhen Beida Jade Bird Sci-Tech Company Limited.

   (ii) Shenzhen Beida Jade Bird Sci-Tech Company Limited has the right to transfer the Tenancy Agreement to the Company.

   (iii) The Tenancy Agreement and the Contract Transfer Agreement are legal and binding.

This appendix sets out summaries of certain aspects of the PRC legal and judicial system, its arbitration system and its company and securities regulations. It also contains a summary of certain Hong Kong legal and regulatory provisions, including summaries of certain of the material differences between PRC and Hong Kong company law, certain requirements of the Listing Rules and the additional provisions required by the Hong Kong Stock Exchange for inclusion in the articles of association of PRC issuers.

1. PRC LAWS AND REGULATIONS

(a) PRC Legal System

The PRC legal system is based on the PRC Constitution and is made up of written laws, regulations, directives and local laws, regulations, laws of the Special Administrative Region and international treaties entered into by China. Decided court cases do not constitute binding precedents, although they are used for the purposes of judicial reference and guidance.

The National People's Congress of the PRC (the "NPC") and the Standing Committee of the NPC are empowered by the PRC Constitution to exercise the legislative power of the State. The NPC has the power to amend the PRC Constitution and enact and amend basic laws governing the State organs, civil and criminal matters. The Standing Committee of the NPC is empowered to interpret, enact and amend laws other than those required to be enacted by the NPC.

The State Council is the highest organ of State administration and has the power to enact administrative rules and regulations. The ministries and commissions under the State Council are also vested with the power to issue orders, directives and regulations within the jurisdiction of their respective departments. All administrative rules, regulations, directives and orders promulgated by the State Council and its ministries and commissions must not conflict with the PRC Constitution and the national laws enacted by the NPC. In the event that any such conflict arises, the Standing Committee of the NPC has the power to annul such administrative rules, regulations, directives and orders.

At the regional level, the people's congresses of provinces and municipalities and their respective standing committees may enact local rules and regulations and the people's governments may promulgate administrative rules and directives applicable to their own administrative areas. These local laws and regulations cannot be in conflict with the PRC Constitution, the national laws and the administrative rules and regulations promulgated by the State Council.

Rules, regulations or directives may be enacted or issued at the provincial or municipal level or by the State Council or its ministries and commissions in the first instance for experimental purposes. After sufficient experience has been gained, the

State Council may submit legislative proposals to be considered by the NPC or the Standing Committee of the NPC for enactment at national level.

The power to interpret laws is vested by the PRC Constitution in the Standing Committee of the NPC. According to the Decision of the Standing Committee of the NPC Regarding the Strengthening of Interpretation of Laws (全國人民代表大會常務委員會關於加強法律解釋工作的決議) passed on 10th June, 1981, the Supreme People's Court has the power to give general interpretation on the application of laws in judicial proceedings in addition to its power to issue specific interpretation for specific cases. The State Council and its ministries and commissions are also vested with the power to give interpretation of the rules and regulations which they have promulgated. At the regional level, the power to give interpretations of the regional laws is vested in the regional legislative and administration organs which promulgate such laws.

All such interpretations carry legal effect.

(b) Judicial System

The people's courts are the judicial organs of the PRC. Under the PRC Constitution and the Law of Organisation of the People's Courts of the PRC (中華人民共和國法院組織法), the people's courts are made up of the Supreme People's Court, the local people's courts, military courts and other special people's courts. The local people's courts are divided into three levels, namely, the basic people's courts, the intermediate people's courts and the higher people's courts. The basic people's courts are divided into civil, criminal, economic and administrative divisions. The intermediate people's courts have divisions similar to those of the basic people's courts and other special divisions (such as the intellectual property division), in accordance with needs. The judicial work of people's courts at lower levels is subject to the supervision of people's courts at higher levels. The people's procuratorates also have the right to exercise legal supervision over the civil proceedings of people's courts of the same level and the lower level. The Supreme People's Court is the highest judicial organ of the PRC. It supervises the administration of justice by the people's courts at all levels.

The people's courts adopt a two-tier final appeal system. A party may, before the taking effect of a judgment or order, appeal against the judgment or order of the first instance of a local people's court to the people's court at the next higher level. Judgments or orders of the second instance of the same level and at the next higher level are final and binding. Judgments or orders of the first instance of the Supreme People's Court are also final and binding. If, however, the Supreme People's Court or a people's court at a higher level finds an error in a final and binding judgment which has taken effect in any people's court at a lower level, or the presiding judge of a people's court finds an error in a final and binding judgment which has taken effect in the court over which he presides, a retrial of the case may be conducted according to the judicial supervision procedures.

The PRC civil procedures are governed by the Civil Procedure Law of the PRC (中華人民共和國民事訴訟法) (the "Civil Procedure Law") adopted on 9th April, 1991 prescribes the criteria for instituting a civil action, the jurisdiction of the people's courts, the procedures to be followed for conducting a civil action, the court procedures, and the procedures for enforcement of a civil judgment or order. All parties to a civil action conducted within the PRC must comply with the Civil Procedure Law. A civil case is generally heard by a court located in the defendant's place of domicile. The jurisdiction may also be selected by express agreement by the parties to a contract provided that the people's court having the jurisdiction is located at the plaintiff's or the defendant's place of domicile, the place of execution or implementation of the contract or the object of the action but it must not violate the regulations in respect of hierarchy and jurisdiction of the courts as stated in the Civil Procedure Law. A foreign national or foreign enterprise is given the same litigation rights and obligations as a citizen or legal person of the PRC. Should a court of a foreign country limit the litigation rights of PRC citizens and enterprises, the PRC courts shall apply the same limitations to the citizens and enterprises of that foreign country. If any party to a civil action refuses to comply with a judgment or order made by a people's court or an award made by an arbitration organ in the PRC, the aggrieved party may apply to the people's court to enforce the judgment, order or award. There are time limits imposed on the right to apply for such enforcement. If at least one of the parties to the dispute is an individual, the time limit is one year. If both parties to the dispute are legal persons or other institutions, the time limit is six months. If a person fails to satisfy a judgment which the court has granted approval to enforce within the stipulated time, the court will, upon application of either party, mandatorily enforce the judgment.

A party seeking to enforce a judgment or order of a people's court against a party who or whose property is not within the PRC may apply to a foreign court with jurisdiction over the case for recognition and enforcement of such judgment or order. A foreign judgment or ruling may also be recognised and enforced according to PRC enforcement procedures by the people's court in accordance with the principle of reciprocity or if the PRC has entered into an international treaty with the relevant foreign country or which is acceded to by the PRC which provides for such recognition and enforcement unless the people's court considers that the recognition or enforcement of a judgment or ruling will violate the basic legal principles of the PRC or its sovereignty or security, or for reasons of social and public interest.

(c) Arbitration and Enforcement of Arbitral Awards

The Arbitration Law of the People's Republic of China (中華人民共和國仲裁法) (the "Arbitration Law") was passed by the Standing Committee of the NPC on 31st August, 1994 and came into effect on 1st September, 1995. It is applicable to, among other matters, trade disputes involving foreign parties where the parties have entered into a written agreement to refer the matter to arbitration before an arbitration committee constituted in accordance with the Arbitration Law. Under the Arbitration Law, an arbitration committee may, before the promulgation by the PRC Arbitration Association of arbitration regulations, formulate interim arbitration rules in accordance with the Arbitration Law and the PRC Civil Procedure Law. Where the parties have by agreement provided arbitration as the method for dispute resolution, the people's court will refuse to handle the case if one party institutes legal proceedings in a people's court.

The Listing Rules and the Mandatory Provisions require an arbitration clause to be included in the articles of association of a company listed in Hong Kong and, in the case of the Listing Rules, also in a contract between the company and each director and supervisor, to the effect that whenever any dispute or claim arises from the articles of association, or from any rights or obligations confered or imposed by the PRC Company Law or other relevant laws and administrative regulations concerning the affairs of a company between (i) a holder of overseas listed foreign shares and the company and its directors or supervisors; or (ii) a holder of overseas listed foreign shares and the directors, supervisors, manager or other officers of the company, such parties shall submit that dispute or claim for arbitration before either the China International Economic and Trade Arbitration Commission ("CIETAC") or the Hong Kong International Arbitration Centre ("HKIAC"). If the party seeking arbitration elects to arbitrate the dispute or claim at the HKIAC, then either party may apply to have such arbitration conducted in Shenzhen according to the securities arbitration rules of the HKIAC. CIETAC is a foreign affairs arbitration organ in the PRC. CIETAC is located in Beijing with branch offices in Shenzhen and Shanghai.

Under the Arbitration Law and PRC Civil Procedure Law, an arbitral award is final and binding on the parties. If a party fails to comply with an award, the other party to the award may apply to the people's court for enforcement. A people's court may refuse to enforce an arbitral award made by an arbitration commission if there is any procedural or membership irregularity specified by law or the award exceeds the scope of the arbitration agreement or is outside the jurisdiction of the arbitration commission.

A party seeking to enforce an arbitral award of a foreign affairs arbitration organ of the PRC against a party who or whose property, is not within the PRC, may apply to a foreign court with jurisdiction over the case for enforcement. Similarly, an arbitral award made by a foreign arbitration body may be recognised and enforced by the PRC courts in accordance with the principles of reciprocity or any international treaty

concluded or acceded to by the PRC. The PRC acceded to the Convention on the Recognition and Enforcement of Foreign Arbitral Awards (the "New York Convention") adopted on 10th June, 1958 pursuant to a resolution of the Standing Committee of the NPC passed on 2nd December, 1986. The New York Convention provides that all arbitral awards made in a state which is a party to the New York Convention shall be recognised and enforced by other parties to the New York Convention, subject to their right to refuse enforcement under certain circumstances, including where the enforcement of the arbitral award is against the public policy of the state to which the application for enforcement is made. It was declared by the Standing Committee of the NPC simultaneously with the accession of the PRC that (i) the PRC will only recognise and enforce foreign arbitral awards on the principle of reciprocity; and (ii) the PRC will only apply the New York Convention in disputes considered under PRC laws to arise from contractual and non-contractual mercantile legal relations.

(d) Taxation

(a) Taxes Applicable to Joint Stock Limited Companies

1. Taxation of joint stock companies

(1) Income tax

According to the Provisional Regulations of Income Tax for Domestic Companies (中華人民共和國企業所得稅暫行條例) effective on January 1994 and stipulated by the State Council, all the Chinese companies, including State-owned companies, collective enterprises, private enterprises, joint stock companies and other companies (excluding joint ventures and foreign companies) are required to pay income tax at a rate of 33 per cent. on taxable income derived from their production of goods and business activities. However, income taxes could be reduced pursuant to any promulgations of new regulations by the State Council.

(2) Value Added Tax ("VAT")

Both the Provisional Rules of the People's Republic of China on VAT (中華人民共和國增值稅暫行條例) and the Details Rules for the Implementation of the Provisional Rules of the People's Republic of China on VAT (中華人民共和國增值稅暫行條例實施細則) (effective from 1st January, 1994) stipulate that all units or individuals who are engaged in the sale of goods, the provision of processing, repairs and replacement services, and the importation of

goods within the territory of the People's Republic of China are required to pay VAT. "General tax payers", as certified by local tax bureaus, are generally required to pay the basic rate of VAT at 17 per cent. "Small scale tax payers", as certified by local tax bureaus, are required to pay 6 per cent. VAT.

(3) Business Tax

Both the Provisional Rules of the People's Republic of China on Business Tax (中華人民共和國營業稅暫行條例) effective on 1st January, 1994 and the Details Rules for the Implementation of the Provisional Rules of the People's Republic of China on Business Tax (中華人民共和國營業稅暫行條例實施細則) effective on 25th January, 1993, stipulate that all units and individuals engaged in the provision of taxable labour services, the assignment of intangible assets or sale of immovable properties, within the territory of the People's Republic of China, are required to pay 3 per cent. to 20 per cent. business tax on their gross business turnover.

(b) Taxation of shareholders

(i) Tax on Dividends

On 21st July, 1993 the State Tax Bureau, by a notice (the "Notice Relating to Taxes Applicable to Foreign Enterprises and Foreign Nationals in Relation to Dividends and Gains obtained from the Holding and Transferring of Shares") (the "Tax Notice") (國家稅務局關於外商投資企業，外國企業和外籍個人取得股票（股權）轉讓收益和股息所得稅收問題的通知) confirmed that dividends received by foreign investors from PRC listed domestic shares, and overseas listed shares such as H shares (H shares are shares issued by chinese companies outside China and denominated in a foreign currency), were exempted from withholding tax, which would otherwise have been applicable at a rate of 20 per cent..

On 31st October, 1993, the Amendments to the Income Tax Law Applicable to Individuals of the PRC (關於修改《中華人民共和國所得稅法》的決定) (the "Amendments") were promulgated taking effect from 1st January, 1994. The Amendments stipulate that all previously announced taxation laws and regulations which contradict the Amendments shall be invalid. Under the Amendments, any foreign national who is not a resident of the PRC will be subject to a withholding tax on dividends received from H shares at a rate of 20 per cent.. On 26th July, 1994, State Tax Bureau

issued the 關於外籍個人持有中國境內上市公司股票所取得的股息有關稅收問題的通知 (the "Notice") under which dividends or other distributions received by foreign individuals who hold overseas shares (including H shares) and/or Domestic Listed Foreign shares from a PRC listing company are, for the time being, exempted from individual income tax.

Accordingly, under current PRC laws and regulations, no withholding tax is payable in respect of dividends or other distributions on H shares held by any foreign enterprise or foreign national. If, however, the Tax Notice and the Notice are withdrawn, a 20 per cent. withholding tax may be applied on such dividends or distributions, subject to any tax reductions pursuant to an applicable double taxation avoidance treaty.

(ii) Tax on the Transfer of Shares

Although the Implementing Rules of Individual Income Tax Law of the PRC (中華人民共和國個人所得稅法實施條例) (the "Implementing Rules"), issued on 28th January, 1994, stipulated that gains realised on the sale of equity securities by an individual are subject to income tax at the rate of 20 per cent. and empower the Ministry of Finance to draft detailed rules on the mechanisms of collecting such tax, the Tax Notice exempted holders of H shares from capital gains tax on the disposal of H shares. On 20th June, 1994, the Ministry of Finance and the State Tax Bureau jointly issued the "Notice on the Temporary Non-Levy of Individual Income Tax on Gains from Share Transfers" (關於股票轉讓暫不徵收個人所得稅的通知), exempting individuals from the payment of income tax on gains from the transfer of shares for the years 1994 and 1995. On 9th February, 1996, the Ministry of Finance and the State Tax Bureau jointly issued the Notice on the Temporary Non-Levy of Individual Income Tax on Gains from Share Transfers for 1996 (關於股票轉讓暫不徵收個人所得稅的通知), exempting individuals from the payment of tax on gains from the transfer of shares for the year of 1996. On 30th March, 1998, the Ministry of Finance and the State Tax Bureau jointly issued the Notice on the Non-levy of Individual Income Tax on Gains from Share Transfers (關於個人轉讓股票所得繼續暫免征收個人所得稅之通知), exempting individuals from the payment of tax on gains from the transfer of shares since 1997.

The exemption enjoyed by a foreign enterprise under the Tax Notice is not affected by the Implementing Rules and continues to apply.

(iii) Tax Treaties

In the event that withholding tax is payable as referred to in (i) or (ii) above, foreign enterprises without an establishment or office in the PRC and non-PRC individual investors residing in countries which have entered into the avoidance of double-taxation treaties with the PRC may be entitled to a reduction of withholding tax imposed on the payment of dividends to such investors. The PRC is currently a party to the avoidance of double taxation treaties with a number of countries, including Australia, Canada, France, Germany, Japan, Malaysia, the Netherlands, Singapore, the United Kingdom and the United States.

(iv) Stamp Duty

By virtue of the Interim Regulations Concerning Taxation Issues for Joint Stock Trial Enterprises (關於股份制試點企業稅收問題的暫行規定) and the Interim Regulations of the PRC Concerning Stamp Duty (中華人民共和國印花稅暫行規定) taking effect on 1st October, 1988, PRC stamp duty is imposed on the transfer of PRC listed domestic shares. However, H shares which are transferred outside the PRC are exempted from the payment of PRC stamp duty.

(v) Estate, Inheritance or Gift Tax

The PRC does not currently have any estate, inheritance or gift tax.

(e) Foreign Exchange Control

Major reforms have been introduced to the foreign exchange control system of the PRC since 1993.

On 28th December, 1993, the People's Bank of China ("PBOC"), with the authorisation of the State Council, issued the Notice on Further Reform of the Foreign Exchange Control System (中國人民銀行關於進一步改革外滙管理體制的公告) which came into effect on 1st January, 1994. Other main regulations and implementation measures includes the PRC Foreign Exchange Control regulations (中華人民共和國外滙管理條例) effective on 1st April, 1996 and promulgated by the State Council on 29th January, 1996 and the Regulations on the Foreign Exchange Settlement, Sale and Payments (結滙、售滙及付滙管理規定) which were promulgated by PBOC on 20th June, 1996 which took effect on 1st July, 1996 and which contain detailed provisions regulating the settlement, sale and payment of foreign exchange by domestic enterprises, individuals, economic organisations and social organisations in the PRC.

Under such new regulations, the previous dual exchange rate system for Renminbi was abolished and a unified floating exchange rate system, based largely on supply and demand, was introduced. The PBOC publishes, on each business day, the Renminbi exchange rate against other major foreign currencies. Such rate is to be set by reference to the Renminbi/major foreign currencies trading price on the previous day on the inter-bank foreign exchange market.

In general, all organisations and individuals within the PRC, including foreign invested enterprises, are required to remit their foreign exchange earnings to the PRC. In relation to PRC enterprises, their recurrent foreign exchange earnings are generally required to be sold to designated banks unless specifically approved otherwise. Foreign-invested enterprises, on the other hand, are permitted to retain certain percentage of their recurrent foreign exchange earnings and the sums retained may be deposited into foreign exchange bank accounts maintained with designated banks. Capital foreign exchange must be deposited into foreign exchange bank accounts maintained with designated banks and can generally be retained in such accounts.

At present, control on the purchase of foreign exchange is being relaxed. Enterprises which require foreign exchange for their recurrent activities such as trading activities and payment of staff remuneration may purchase foreign exchange from designated banks, subject to the production of relevant supporting documents.

In addition, where an enterprise requires any foreign exchange for the payment of dividends that are payable in foreign currencies under applicable regulations, such as the distribution of profits by a foreign invested enterprise to its foreign investment party, then, subject to the due payment of tax on such dividends, the amount required may be withdrawn from funds in foreign exchange accounts maintained with designated banks, and where the amount of the funds in foreign exchange is insufficient, the enterprise may purchase additional foreign exchange from designated banks upon the presentation of the resolutions of the directors on the profit distribution plan of that enterprise.

Despite the relaxation of foreign exchange control over current account transactions, the approval of the SAFE is still required before an enterprise may borrow a loan in foreign currency or provide any foreign exchange guarantee or to make any investment outside of the PRC or to enter into any other capital account transaction which involves the purchase of foreign exchange.

When conducting actual foreign exchange transactions, the designated banks may, based on the exchange rate published by the PBOC and subject to certain limits, freely determine the applicable exchange rate.

Foreign exchange quota entitlements brought forward under the old system will be gradually phased out, and the holders of these entitlements will be permitted to use their remaining quotas to purchase foreign exchange through Swap Centres within a prescribed period.

(f) Company Law

On 29th December, 1993, the Standing Committee of the NPC promulgated the PRC Company Law (中華人民共和國公司法) which came into effect on 1st July, 1994. Before implementation of the PRC Company Law, the formation and regulation of joint stock limited companies were governed by the Standard Opinion for Joint Stock Companies (關於股份有限公司的規範意見) (the "Standard Opinion") promulgated by the State Restructuring Commission on 15th May, 1992. The Standard Opinion was superseded by the PRC Company Law. The legal status of joint stock limited companies established pursuant to the Standard Opinion is preserved and these companies are required to conform to the provisions of the PRC Company Law and apply for re-registration before 31st December, 1996. The Overseas Listing Special Regulations (境外上市的特別規定) were passed by the State Council on 4th August, 1994 pursuant to Articles 85 and 155 of the PRC Company Law. On 27th August, 1994, the Mandatory Provisions, which must be incorporated in the articles of association of all PRC joint stock limited companies to be listed overseas, were jointly promulgated by the Securities Committee and the State Restructuring Commission.

Set out below is a summary of the provisions of the PRC Company Law, the Overseas Listing Special Regulations and the Mandatory Provisions:

(i) General

The PRC Company Law governs two types of companies, namely companies incorporated in the PRC with limited liability and companies incorporated in the PRC as joint stock limited companies. Both types of companies have the status of an enterprise legal person.

The liability of shareholders of a limited liability company is limited to the extent of the amount of capital contributed by them and the company is liable to its creditors to the full amount of the assets owned by it. A joint stock limited company is a company having a registered share capital divided into shares of equal par value. The liability of its shareholders is limited to the extent of the amount of shares subscribed by them and the company is liable to its creditors to the full amount of all the assets owned by it.

A company may invest in other limited liability companies and joint stock limited companies. Apart from investment companies and holding companies authorised by the State Council, the amount of a company's aggregate investment in other joint stock limited companies and limited liability companies may not exceed 50 per cent. of its net assets. The Mandatory Provisions provide that a company may, subject to the approval of the company's supervisory department authorised by the State Council, operate as a holding company.

(ii) Incorporation

Under the PRC Company Law, a joint stock limited company may be incorporated by either the promotion method or public issue.

The method of promotion means that for the purpose of establishing a joint stock company, all the shares to be issued by the company shall be subscribed by the promoters. Where a company is established by means of public issue, not less than 35 per cent. of the shares to be issued by the company shall be subscribed by its promoters and the remaining shares to be issued shall be offered to the public for subscription.

The establishment of a joint stock limited company requires a minimum of five promoters with at least half of the promoters having a residence within the PRC. The establishment of a limited liability company, as opposed to a joint stock limited liability company, requires a minimum of two and a maximum of fifty shareholders. A State-owned enterprise which is to be restructured into a joint stock limited company by the public issue method may have less than five promoters.

Under the Overseas Listing Special Regulations, a State-owned enterprise or an enterprise with the majority of its assets owned by the State can be restructured in accordance with the relevant regulations to become a joint stock limited company and may offer shares for subscription to overseas investors. If such a company is to be established by the promotion method, it may have less than five promoters and the company may issue H Shares once incorporated.

(iii) Procedures for Establishment of Companies

The establishment of a joint stock limited company must be approved by the relevant governmental departments authorised by the State Council or by the relevant provincial People's Government.

Where a company is established by the promotion method, the promoters shall pay for their shares in full immediately after they have completed their written subscriptions for the shares to be issued in accordance with the articles of association of the company. For shares to be issued through contributions of industrial property, non-patented technology and land use rights, the legal procedures for transferring these property rights shall be carried out in accordance with the law. When all subscription payments by the promoters have been made, the promoters shall elect the board of directors and the members of the supervisory committee. The board of directors of the company shall submit the supporting documents, such as the approval documents for the establishment of the company, its articles of association and the capital verification certificate, to the Administration of Industry and Commerce Bureau for registration of the company.

Where a company is established by the public issue method, the value of the shares to be issued through contribution of industrial property rights and non-patented technology shall not exceed twenty (20%) per cent. of the registered capital of the company. Where a State-owned enterprise is converted into a joint stock company, the State assets shall not be under-valued in exchange for shares, be sold at prices below the prevailing market price, or be allocated to any person without consideration. The promoters must submit to the relevant securities administration authority of the State Council an application for public issue together with other supporting documents including, among others, (i) the draft articles of association; (ii) the prospectus; (iii) the particulars of the receiving banker; (iv) the name of underwriters and the underwriting agreement; (v) the approval document for the establishment of the Company; (vi) the names of the promoters, the number of shares subscribed for by the promoters, the investment made and the capital verification certificate; and (vii) a business forecast report. The promoters may proceed with the public offering of shares only after the approval of the relevant securities administration authority has been obtained.

An inaugural meeting of the company shall be convened by the promoters within 30 days after the shares have been paid up in full. Matters required to be transacted at the inaugural meeting include, among others, the adoption of the company's articles of association, the election of the members of the board of directors, the election of members of the supervisory committee and the review of the value attributed to the assets injected by the promoters into the company in return for its shares. The board of directors of the company is required to submit the requisite documents to the Administration of Industry and Commerce Bureau for registration of the company within 30 days after the inaugural meeting.

The date of establishment of a company is the day when its business licence is issued by the Administration of Industry and Commerce Bureau. A joint stock company established by means of public issue shall after its establishment, report to the relevant securities administration authority of the State Council on its share subscription for record.

(iv) Responsibilities of Promoters

Under the PRC Company Law, the promoters of a company are liable for:

(1) joint liabilities for payment of expenses and liabilities incurred in connection with the establishment of the company in the event of the company being established;

(2) joint liabilities for repayment of the subscription monies to the subscribers together with interest at bank rate for savings deposit for the same period of time, in the event of the company not being established; and

(3) damages to the company for losses suffered by the company as a result of the default of the promoters in the course of the establishment of the company.

According to the Provisional Regulations Concerning the Issue and Trading of Shares (股票發行與交易管理暫行條例) (the "Provisional Regulations") promulgated by the State Council on 22nd April, 1993, the promoters of a company are required to assume joint and several responsibility for the accuracy of the contents of the prospectus and to ensure that the prospectus does not contain any misleading statement or omit any material information.

(v) Shares

(aa) Registered capital

The registered capital of a company is the total amount of paid-up capital of the company registered with the Administration of Industry and Commerce Bureau. The minimum amount of registered capital of a joint stock limited company is Rmb10,000,000. A company, the shares of which are authorised by the relevant securities administration authority to list on a stock exchange, must have a registered capital of not less than Rmb50,000,000. The registered capital of a company shall be divided into shares of equal par value.

(bb) Allotment and issue of shares

The issue of shares must be based on the principles of transparency, equality and fairness. The same class of shares must carry equal rights. Where shares are issued at the same time, the terms (including the subscription price) of allotment of each share must be identical to the others of the same class. Any entity or individual subscribing for shares in a joint stock company shall pay the same price for each share.

Shares may be issued at par or at a premium but may not be issued below the par value. Shares to be issued as a premium shall require the approval of the securities administration authority of the State Council. The premiums generated from issuing shares at a premium shall be allocated to the capital accumulation fund of the company.

(cc) Registered or bearer shares

Shares may be issued in registered form or bearer form. Shares issued by the company to promoters, State-designated investment institutions or legal persons shall be in registered form and shall state the name of the promoters, State-authorised investment institutions or legal persons. Such shares may not be registered under any other name, or under the name of a nominee. Shares issued to the public may be either registered or bearer shares. The Overseas Listing Special Regulations and the Mandatory Provisions provide that shares issued to foreign investors and listed overseas shall be issued in registered form, denominated in Renminbi and subscribed for in foreign currency.

Under the Overseas Listing Special Regulations and the Mandatory Provisions, shares issued to foreign investors, including investors from the territories of Hong Kong, Macau and Taiwan and listed overseas are known as "overseas listed foreign shares", and those shares issued to investors within the PRC other than the territories specified above are known as "domestic shares".

The State Council is empowered to prescribe detailed measures in connection with any offer of shares. A joint stock limited company may offer its shares to the overseas public with the approval of the securities administration department of the State Council. In addition to providing for the number of shares to be underwritten, an underwriting agreement may, subject to the prior approval of the Securities Committee, make provisions to set aside up to 15 per cent. of the overseas listed foreign shares in the underwriting agreement as part of the total number of shares to be offered under the Overseas Listing Special Regulations.

A register of shareholders shall be maintained by the company in respect of shares issued in registered form. Information such as the names and addresses of shareholders, number of shares held by each shareholder and the dates on which the shareholders became holders of the relevant shares is required to be entered into the register.

Where bearer shares are issued, the company shall keep a record of the amount of bearer shares issued, the number designated to each bearer share and the date of issue of each bearer share.

(vi) Increase of share capital

Under the PRC Company Law, a joint stock limited company may increase its share capital by means of an issue of H Shares subject to the following:

(1) share subscription for the previous issue must have been paid in full and at least one year has elapsed since the date of the immediately preceding share issue. However, under the Overseas Listing Special Regulations, if the company increases its capital by way of an issue of overseas listed foreign shares, the time period elapsed since the last share issue may be less than 12 months;

(2) the company must have made profits for the immediately three preceding years and its distributable profits must have been sufficient to pay dividends;

(3) the financial and accounting statements of the company in the immediately three preceding years must not have contained any false information; and

(4) the forecast dividend yield of the company shall exceed the interest rate of bank for savings deposit for the same period.

An issue of shares shall be approved by shareholders in general meeting. After the shareholders' approval has been obtained, the board of directors of the company shall also obtain the approval of the departments authorised by the State Council or that of the provincial People's Government. If a company issues shares by way of an offer to the public, the approval of the relevant securities administration authority of the State Council will also have to be obtained. Upon completion of the subscription of H Shares, the company must register the increase in its registered capital with the Administration of Industry and Commerce Bureau and issue a public notice.

(vii) Reduction of share capital

Subject to the minimum registered capital requirements, a joint stock limited company may reduce its registered capital in accordance with the following procedures prescribed:

(1) the company shall prepare a balance sheet and a detailed inventory of its assets;

(2) the reduction of registered capital must be approved by shareholders in general meeting;

(3) the company shall inform its creditors of the intended reduction in capital within 10 days and publish a public announcement of the intended reduction in a newspaper at least three times within 30 days after the resolution approving the reduction has been passed;

(4) the creditors of the company are entitled within the statutory prescribed time limit require the company to pay its debts or provide guarantees covering the debts within 30 days from the date the creditor receives the notice or, where the notice has not been received, within 90 days after the date on which the public announcement is made; and

(5) the company must apply to the Administration of Industry and Commerce Bureau for registration of the reduction in registered capital.

(viii) Repurchase of shares

A company may not purchase its own shares except in cases where a company effects a cancellation of shares due to a reduction in registered share capital or a merger with another company which holds shares in the company or such other purpose permitted by law and administrative regulations. The Mandatory Provisions provide that, upon obtaining the necessary approvals in accordance with the articles of association of a company and that of the relevant supervisory authorities, the company may repurchase its issued shares for the foregoing purposes by way of a general offer to the shareholders of the company or purchase on a stock exchange or by way of an off market contract.

Under the PRC Company Law, within 10 days following a repurchase of a company's own shares, a company must, in accordance with the applicable law and administrative regulations, cancel the portion of the shares repurchased, register the change of its capital and issue a public announcement thereafter.

(ix) Transfer of shares

Shares may be transferred in accordance with the relevant law and regulations.

A shareholder may only effect a transfer of its shares on a stock exchange established in accordance with law. Registered shares may be transferred either by endorsement by the shareholders or by such other method specified by the applicable law and administrative regulations.

Promoters shall not transfer their shares in a company within three years after the establishment of the company. Directors, supervisors and the manager of a company shall not transfer their shares in the company during their term of office with the company and shall declare their shareholdings to the company.

There is no restriction under the PRC Company Law as to the percentage shareholding of a single shareholder of a company.

(x) Shareholders

Under the PRC Company Law and the Mandatory Provisions, the rights of a shareholder include the rights to:

(1) attend and vote in person or to appoint a proxy to attend and vote on his behalf at general meetings of the company;

(2) inspect the articles of association of the company, the minutes of shareholders' meetings and the financial report of the company and to put forward propositions and enquiries relating to the operation of the company;

(3) transfer the shares held by it in accordance with law on a stock exchange established in accordance with the relevant laws;

(4) receive the surplus assets of the company in its winding up in proportion to its shareholding; and

(5) may initiate legal proceedings in the people's court if a resolution passed at a shareholders' meeting or directors' meeting has infringed the law or administrative regulations or the legitimate interests of the shareholders.

A shareholder is liable to the company to the extent of the amount of shares he subscribed for.

A shareholder may enjoy such other rights and is required to assume such other obligations as specified in the company's articles of association.

(xi) Shareholders' general meetings

(aa) Powers of shareholders in general meeting

The shareholders' general meeting is the organ of authority of the company and may exercise the following powers:

(1) to determine the company's business policies and investment plans;

(2) to elect or remove directors and supervisors who are the representatives of shareholders and to fix the remuneration and to decide upon such related matters relating to directors and supervisors;

(3) to consider and approve the reports of Board of directors and the supervisory committee;

(4) to consider and approve the company's annual financial budget and accounting plans;

(5) to consider and approve the profit distribution plan and plans for recovery of losses;

(6) to approve the increase or reduction in the registered share capital of the company;

(7) to approve the issue of debentures by the company;

(8) to approve the merger, demerger, dissolution and liquidation of the company; and

(9) to approve amendments to the company's articles of association.

(bb) Annual general meetings and extraordinary shareholders' general meetings

Shareholders' general meetings are divided into annual general meetings and extraordinary shareholders' general meetings. Annual general meetings must be held once every year. Extraordinary shareholders' general meetings are general meetings other than annual general meetings and shall be convened within two months after the occurrence of any of the following circumstances:

(1) the number of directors is less than two thirds of the number required under the PRC Company Law or the company's articles of association;

(2) the company's accumulated losses amount to one-third of its total paid up capital;

(3) upon requisition by holders of not less than 10 per cent. of the shares of the company; or

(4) the board of directors or the supervisory committee considers such a meeting necessary.

(cc) Proceedings of shareholders' general meetings

A shareholders' general meeting shall be convened by the board of directors in accordance with the PRC Company Law and presided over by the chairman of the board of directors. Notice of shareholders' meeting shall be given not less than 30 days before the date of such meeting. A company which has bearer shares in issue shall make a public announcement of the shareholders' general meeting at least 45 days prior to the meeting being held. Under the Overseas Listing Special Regulations and the Mandatory Provisions, 45 days' notice of a shareholders' general meeting is required to be given to shareholders specifying the matters to be considered at and the date and place of the meeting.

Under the Overseas Listing Special Regulations and the Mandatory Provisions, shareholders who intend to attend a shareholders' general meeting are required to provide the company with a written confirmation of their attendance 20 days prior to the meeting. Shareholders holding 5 per cent. or more of the voting rights of a company are entitled, under the Overseas Listing Special Regulations, to propose to the company, in writing, new resolutions to be considered at an annual general meeting and the company

shall include any proposed resolutions which are within the powers of a shareholders' general meeting in the agenda of that meeting.

The PRC Company Law does not specify any quorum requirement for a general meeting. The Overseas Listing Special Regulations and the Mandatory Provisions provide that a shareholders' general meeting may be held if shareholders holding 50 per cent. or more of the voting rights of a company have replied in writing 20 days prior to the proposed date of the meeting that they intend to attend the meeting. In the event that the 50 per cent. level is not attained, a shareholders' general meeting may be held if the company shall within 5 days after the last day for receipt of the replies notify shareholders by public announcement of the matters to be considered at and the place and date of the meeting.

Each shareholder present at a shareholders' general meeting is entitled to one vote for every share held. A shareholder may appoint a proxy to attend and vote on his behalf at a shareholders' general meeting. Ordinary resolutions proposed at a shareholders' general meeting must be passed by more than half of the votes cast by shareholders present in person or by proxy at the meeting. Resolutions on: (i) amendments to the company's articles of association; (ii) the merger, division or dissolution of the company; (iii) the increase and reduction of capital of and the issue of any class of shares, bonds and securities by the company; and (iv) other matters which the shareholders' general meeting has resolved by way of ordinary resolution as having a potentially material effect on the company and should be approved by special resolution of more than two-thirds of the votes so cast.

The Mandatory Provisions require class meetings to be held in the event of a variation or abrogation of the class rights of a class of shareholders. Holders of domestic shares and holders of overseas listed foreign shares are deemed to be different classes of shareholders.

(xii) Directors

(aa) Board of directors

The board of directors of a joint stock company shall comprise between 5 and 19 directors. The term of office of a director shall be prescribed by the company's articles of association but shall not exceed three years. A director may serve consecutive terms if re-elected. The board of directors of a company may exercise the following powers:

(1) to convene shareholders' meetings and to report on its work to the shareholders;

(2) to implement resolutions passed by shareholders in general meetings;

(3) to formulate on the company's business plans and investment plans;

(4) to formulate the company's annual budgets and accounts;

(5) to formulate profit distribution plans and plans for recovery of losses;

(6) to formulate plans for the increase or decrease in registered capital and plans for issue of debentures;

(7) to formulate plans for the merger, division or dissolution of the company;

(8) to decide on the internal management structure of the company;

(9) to appoint or dismiss the manager, and at the recommendation of the manager, employ or dismiss deputy managers and financial controllers and to fix their remuneration; and

(10) to formulate the management control system of the company.

In addition, the Mandatory Provisions provide that the board of directors is also responsible for formulating proposals for amending the articles of association of the company.

(bb) Board meetings

Regular meetings of the board of directors of a company shall be held at least twice every year. Notice of regular board meetings shall be given at least 10 days before the date of the meeting. Notices of any other extraordinary board meetings shall be given in such manner and for such notice period as may be determined by the board of directors.

A quorum for a board meeting shall be constituted by more than half of the directors. A director may attend a board meeting personally or may authorise in writing another director as his representative to attend on his behalf. The power of attorney shall define the scope of the representative's authority. All board resolutions must be passed by the affirmative votes of more than half of the directors. All resolutions passed at a board meeting shall be recorded in the minutes of the relevant meeting and the minutes shall be signed by the directors who attended the meeting and the person who recorded the minutes.

If any board resolution contravenes any applicable laws and regulations or the company's articles of association and results in substantial damages to the company, any director who participated in passing the resolution (except those who voted against the resolution and whose dissenting vote is recorded in the relevant minutes) shall be personally liable to the company.

(cc) Chairman of the board of directors

The board of directors shall appoint a chairman. The appointment of the chairman shall be approved by more than half of the directors. The chairman is the legal representative of the company and may exercise the following powers:

(1) to preside over shareholders' meetings and convene and preside over meetings of the board of directors;

(2) to examine the implementation of resolutions of the board of directors; and

(3) to sign the share certificates and debentures issued by the company.

(dd) *Qualification of directors*

The PRC Company Law provides that the following persons are not eligible to act as directors:

(1) a person who has no civil capacity or has a restricted civil capacity;

(2) a person who has been convicted of offences relating to bribery, corruption, misa appropriation of property, or the sabotage of social economic order, where less than five years have elapsed since the date of completion of the sentence; or a person who has been deprived of his political rights where less than five years have elapsed since completion of such deprivation;

(3) a person who is a former director, factory manager or manager of a company or enterprise which has become bankrupt or has been liquidated due to mismanagement and who is personally liable for the bankruptcy or liquidation of such company or enterprise, where less than three years have elapsed since the date of the completion of the liquidation of the company or enterprise;

(4) a person who has been a legal representative of a company or enterprise the business licence of which has been revoked due to unlawful operation by the company or enterprise and the person is personally responsible for such revocation, where less than three years has elapsed since the date of such revocation;

(5) a person who is liable for a relatively large amount of debt which has not been repaid when due; or

(6) a person who is a State civil servant.

Other circumstances under which a person is disqualified from acting as a director of a company are set out in the Articles of Association and the Mandatory Provisions.

(xiii) Supervisory committee

A company is required to establish a supervisory committee comprising not less than three members. The supervisory committee is responsible for:

(1) examining the financial matters of the company;

(2) supervising the directors and manager of the company to ensure that they carry out their duties in compliance with the relevant laws and regulations and the company's articles of association;

(3) requiring the directors and manager to rectify any action which adversely affects the interests of the company;

(4) proposing the convening of extraordinary shareholders' general meetings; and

(5) carrying out other duties specified in the company's articles of association.

A supervisor is also required to attend board meetings.

Under the Supplemental Amendments, resolutions of a supervisory committee are required to be passed by the affirmative votes of two thirds or more of the supervisors.

Members of the supervisory committee shall comprise representatives elected by the workers of the company and representatives elected by shareholders in general meeting in an appropriate proportion specified in the company's articles of association. A director, manager or financial controller of the company cannot become a supervisor. The term of office of a supervisor is three years and a supervisor may serve consecutive terms if re-elected. The circumstances under which a person is disqualified from acting as a director of a company under the PRC Company Law and the Mandatory Provisions apply equally to a supervisor of the company.

(xiv) Manager and officers

The company shall have a manager who shall be appointed or removed by the board of directors. The manager is accountable to the board of directors and may exercise the following powers:

(1) to supervise the production, business and administration of the company and to organise the implementation of resolutions of the board of directors;

(2) to organise the implementation of the company's business and investment plans;

(3) to formulate plans for the establishment of the company's internal management structure;

(4) to formulate the basic administration system of the company;

(5) to formulate the company's internal rules;

(6) to recommend the appointment and dismissal of deputy managers and the financial controller and appoint or dismiss other administration officers (other than those required to be appointed or dismissed by the board of directors);

(7) to attend board meetings; and

(8) other powers conferred by the board of directors or the company's articles of association.

The Overseas Listing Special Regulations provide that the officers of a company shall include its financial controller, company secretary and other executives specified in the company's articles of association.

The circumstances under which a person is disqualified from acting as a director of a company under the PRC Company Law and the Mandatory Provisions apply equally to managers and officers of the company.

(xv) Duties of directors, supervisors, managers and officers

A director, supervisor, manager and an officer of a company are required under the PRC Company Law to comply with the relevant laws, regulations and the company's articles of association, carry out their duties honestly, and protect the interests of the company. The Overseas Listing Special Regulations and the Mandatory Provisions provide that a director, a supervisor, a manager or an officer of a company owes fiduciary duties to the company and is required to perform its duties faithfully, protect the interests of the company and not to make use of its positions in the company for its own benefit. A director, supervisor, manager and an officer of a company is also under a duty of confidentiality to the company and is prohibited from divulging the secret information of the company save as permitted by the relevant law and regulations or by the shareholders.

A director, supervisor, manager or an officer who contravenes any law, regulation or the company's articles of association in the performance of his duties which resulted in any loss to the company shall be personally liable to the company.

(xvi) Finance and accounting

A company is required to establish a financial and accounting system in accordance with the relevant laws and regulations as well as rules stipulated by the Ministry of Finance and the State Council.

A company is required to prepare its financial statements at the end of each financial year, comprising its balance sheet, profit and loss account, a statement on financial status and changes of financial status and a profit distribution statement. The financial statements shall be made available for inspection by the shareholders of the joint stock limited company at least 20 days prior to the annual general meeting of the company. A joint stock limited company established by the public subscription method must publish its financial statements by way of public announcement.

A company is required to make the following transfers from its after tax profit before distributing its profits to the shareholders of the company:

(1) 10 per cent. of its after tax profit to the statutory common reserve of the company provided that no further transfer is required to be made if the accumulated statutory common reserve exceeds/reaches 50 per cent. of the registered capital of the company;

(2) between 5 per cent. and 10 per cent. of its after tax profit to the statutory public welfare fund;

(3) subject to the shareholders' approval in shareholders' general meeting and after transfer of the requisite amount to the statutory common reserve, the amount from the after tax profit of the company to the discretionary common reserve; and

(4) any balance of the after tax profit after making up losses and transfers to the common reserve and statutory public welfare fund shall be distributed to the shareholders in proportion to their respective shareholdings in the company.

When a company's statutory common reserve is insufficient to make up for the company's losses for the previous year, the profits of the company for the current year shall be applied to make up such losses before making allocations in accordance with the foregoing requirements to the statutory common reserve and the statutory public welfare fund.

The common reserve of a joint stock limited company comprises the statutory common reserve, discretionary common reserve and the capital common reserve.

The capital common reserve of a company is made up of the premium over the nominal value of the shares of the company and other amounts required by the relevant governmental financial authority are to be treated as the capital common reserve.

The common reserve of a company shall be applied for the following purposes:

(1) to make up the company's losses;

(2) to expand the business operations of the company; and

(3) to pay up the registered share capital of the company by the issue of H Shares to shareholders in proportion to their existing shareholdings in the company or by increasing the par value of the shares currently held by the shareholders, provided that if the statutory common reserve is converted into registered capital, the balance of the statutory common reserve after such conversion shall not be less than 25 per cent. of the registered capital of the company.

The statutory public welfare fund shall be applied for the collective welfare of the company's employees.

(xvii) Appointment and retirement of auditors

The Overseas Listing Special Regulations require a company to employ an independent PRC qualified firm of accountants to audit the company's annual financial statements and review other financial reports.

The auditors are to be appointed for a term commencing from their appointment at an annual general meeting to the close of the next annual general meeting.

If a company removes or ceases to continue to appoint its existing auditors, it is required by the Overseas Listing Special Regulations to give prior notice to the auditors and the auditors are entitled to make representations before the shareholders in general meeting. The auditors who resigned from their office should make a statement to the shareholders stating whether or not the company has undertaken any inappropriate transactions. The appointment, removal or non-renewal of appointment of auditors shall be decided by the shareholders and shall be registered with the CSRC.

(xviii) Distribution of profits

The Overseas Listing Special Regulations provide that the dividends and other distributions payable to holders of overseas listed foreign shares shall be declared and calculated in Renminbi and paid in foreign currency. Under the Mandatory Provisions, the payment of foreign currency to shareholders shall be made through a receiving agent.

(xix) Amendments to articles of association

Amendments to a company's articles of association must be approved by more than two thirds of the votes cast by shareholders present at the shareholders' general meeting. Any amendment to the provisions in a Company's articles of association in accordance with the Mandatory Provisions will only be effective after the approval of the relevant department authorised by the State Council and the Securities Committee are obtained. A company must change its registration particulars in accordance with the applicable law if any amendments to its articles of association involving registration matters are adopted.

(xx) Merger and demerger

The merger or demerger of a company shall be approved by the shareholders in general meeting and the relevant governmental authority. The merger of a company may be effected either by way of absorption followed by the dissolution of the company being absorbed or by the establishment of a new entity followed by the dissolution of the original entities.

All parties to a merger are required to sign a merger agreement and to prepare their respective balance sheets and inventory of assets. Each relevant party to a merger shall notify the creditors of the merger within 10 days and publicly announce the merger in the newspapers at least three times within 30 days after the resolution approving the merger has been passed. The creditors are required within the statutory prescribed time limit to request the company to repay any outstanding indebtedness or provide guarantees covering such indebtedness. Any company which is unable to repay its debts or provide such guarantees is prohibited from proceeding with the merger.

A company is required to prepare its balance sheet and inventory of assets prior to its demerger. Similar requirements on notification of the demerger to creditors, publication of notice of the demerger and repayment of or provision of guarantees to creditors are applicable in the case of a demerger.

Any changes in the registrar's particulars of the companies resulting from merger or demerger should be re-registered with the company registration authority in accordance with the law.

(xxi) Dissolution and liquidation

Under the PRC Company Law, a company shall be dissolved and liquidated if any of the following events shall occur:

(1) the term of its operations stipulated in the Company's articles of association has expired or on the occurrence of an event provided in the Company's articles of association which triggers the dissolution of the company;

(2) the shareholders in general meeting have resolved to dissolve the company by special resolution;

(3) a merger or demerger of the company which requires the company to be dissolved;

(4) the declaration of the insolvency of the company according to law by reason of its not being able to pay its debts when become due and payable; or

(5) the company has been ordered to close down as a result of violation of the law or administrative regulations.

Where a company is dissolved in the circumstances referred to in (1) or (2) above, the shareholders in general meeting shall, within 15 days of the occurrence of the event, appoint the members of the liquidation committee. If the liquidation committee is not established within the specified time, the creditors of the company may apply to the people's court to appoint the members of the liquidation committee. The people's court or the relevant supervising department shall organise a liquidation committee to conduct the liquidation. A liquidation committee shall comprise shareholders, the relevant department and the relevant professional personnel if the company is dissolved in the circumstances described in (4) or (5) above. A liquidation committee shall be responsible for dealing with the assets of the company, preparing a balance sheet and an inventory of the Company's assets, notifying the creditors of the Company's dissolution, handling the outstanding business of the company, discharging the outstanding indebtedness (including unpaid taxes) of the company, distributing the Company's surplus assets after repayment of all its indebtedness and representing the company in all civil litigation.

A liquidation committee is required to notify the creditors of the dissolution of the company within 10 days after its establishment and issue a public announcement of the dissolution of the company at least three times within 60 days after its establishment. A creditor is required to lodge its claim with the liquidation committee within the statutory prescribed time limit.

The Company's assets shall be applied to pay all expenses incurred in connection with the liquidation, the employees' wages, employees' insurance, tax and the indebtedness of the company. Any surplus assets after discharge of the Company's liabilities shall be distributed to the shareholders in proportion to their respective shareholdings in the company. If the assets of the company are insufficient to repay/discharge its indebtedness, the liquidation committee shall apply to the people's court for a declaration of insolvency and shall transfer the liquidation proceedings to the people's court.

A company cannot engage in any new business operations during its liquidation.

On completion of the liquidation process, the liquidation committee is required to submit a liquidation report to the shareholders in general meeting and the relevant administrative department for confirmation. The liquidation committee is also required to apply to the Administration of Industry and Commerce Bureau for the cancellation of the Company's registration and to make a public announcement of the Company's dissolution following such cancellation.

Members of the liquidation committee are required to discharge their duties honestly and in compliance with laws. A member of the liquidation committee is liable to indemnify the company and its creditors in respect of any loss arising from his wilful or material default.

(xxii) Overseas listing

The shares of a company shall only be listed overseas after obtaining approval from the CSRC and the listing must be arranged in accordance with procedures specified by the Overseas Listing Special Regulations.

According to the Special Regulations and the Mandatory Provisions, a Company's plan to issue overseas listed foreign shares and domestic shares, which has been approved by the Securities Committee, may be implemented by its board of directors separately within 15 months after approval is obtained from the Securities Committee.

(xxiii) Loss of shares certificates

In the event that share certificates in registered form are either stolen or lost, a shareholder may apply, in accordance with the relevant provisions set out in the PRC Civil Procedure Law, to a people's court for a declaration that such certificates will no longer be valid. After such a declaration has been made by the people's court, the shareholder may apply to the company for the issue of replacement certificates.

A separate procedure regarding the loss of H Share certificates is provided in the Mandatory Provisions, which has been incorporated into the Company's Articles of Association, a summary of which is set out in appendix 4 of this prospectus.

(xxiv) Suspension and termination of listing

A company which is listed on a stock exchange may have its listing suspended by the securities administration department of the State Council if any of the following event occur:

(1) the registered capital of the company or the distribution of the company's shares no longer complies with the relevant listing requirements;

(2) the company has failed to disclose its financial position in accordance with the relevant law and regulations or the financial report of the company contains false information;

(3) the company has committed a material breach of the law; or

(4) the company has incurred losses for each of the immediately preceding three years.

If the circumstances referred to in (2) or (3) above have occurred and investigation has established that the consequences are serious, or if the circumstances referred to in (1) or (4) above have occurred and the situation has not been rectified within the time stipulated, the securities administration department of the State Council may decide to terminate the listing of a Company's shares.

The securities administration department of the State Council may also terminate the listing of a Company's shares in the event that the company has resolved to be wound up or is ordered by the relevant governmental authority to be dissolved, or the company is declared insolvent.

(g) Securities Law and Regulations

At present, the PRC has promulgated a number of regulations in relation to the issue and trading of shares and disclosure of information.

In early 1993, the State Council established the Securities Committee and the CSRC. The Securities Committee is responsible for co-ordinating the drafting of securities regulations, formulating securities related polices, planning the development of securities markets, directing, coordinating and supervising all securities related institutions in the PRC and administering the CSRC. The CSRC is the regulatory arm of the Securities Committee and is responsible for the drafting of regulatory provisions of securities markets, supervising securities companies, regulating public offers of securities by PRC

companies in the PRC or overseas, regulating the trading of securities, compiling securities related statistics and undertaking research and analysis. In 1998, the Securities Committee was canceled and its main functions were merged into the CSRC due to the restructuring reforms of the State Council.

On 22nd April, 1993, the State Council promulgated the Provisional Regulations Governing the Issue and Trading of Shares (股票發行與交易管理暫行條例) (the "Securities Provisional Regulations"). These regulations deal with the application and approval procedures for public offerings of equity securities, trading in equity securities, the acquisition of listed companies, deposit, settlement, clearing and transfer of listed equity securities, the disclosure of information with respect to a listed company, investigation and penalties and dispute settlement. These regulations specifically provide that the offer of shares by a PRC company directly and indirectly outside the PRC requires the approval of the Securities Committee and also provide that separate measures will be promulgated in relation to the issue of and trading in special Renminbi-denominated shares. However, (i) if a PRC joint stock limited company proposes to issue Renminbi denominated ordinary shares as well as special Renminbi-denominated shares, it has to comply with the Securities Provisional Regulations; and (ii) provisions of the Securities Provisional Regulations in relation to acquisitions of listed companies and disclosure of information are expressed to apply to companies listed on a stock exchange in general without being confined to companies listed on any particular stock exchange. Such provisions may, therefore, be applicable to joint stock limited companies with shares listed on a stock exchange outside the PRC including, for instance, joint stock limited companies with shares listed on the Hong Kong Stock Exchange.

On 12th June, 1993, the CSRC promulgated the Implementation Measures (Provisional) on Disclosure of Information of the Public Issuing Share's Company (公開發行股票公司信息披露的實施細則(暫行)) pursuant to the Securities Provisional Regulations. Under these measures, the CSRC is responsible for supervising the disclosure of information by companies which have offered shares to the public in the PRC. These measures contain provisions regarding prospectuses and listing reports to be issued in connection with a public offering of shares in the PRC, publication of interim and final reports and announcement of material transactions or matters by companies which have offered shares to the public. Material transactions or matters are those the occurrence of which may have a material effect on the share price of a company. They include changes to a Company's articles of association or registered capital, removal of auditors, mortgage or disposal of major operating assets or writing down the value of such assets where the amount being written down exceeds 30 per cent. of the total value of such assets, revocation by a court of any resolution passed by the shareholders or the supervisors of a company and the merger or demerger of a company. These measures also contain disclosure provisions in relation to acquisition of listed companies which supplement the requirements contained in the Securities Provisional Regulations.

On 2nd December, 1993, the Securities Committee promulgated the Provisional Measures Prohibiting Fraudulent Conduct Relating to Securities (禁止證券欺詐行為暫行辦法). The prohibitions imposed by these measures include the use of insider information in connection with the issue of or trading in securities (insider information being defined to include undisclosed material information known to any insider, which may affect the market price of securities); the use of funds or information or through an abuse of power in creating a false or disorderly market or influencing the market price of securities or inducing investors to make investment decisions without knowledge of actual circumstances; and the making of any statement in connection with the issue of and trading in securities which is false or materially misleading or in respect of which there is any material omission. Penalties imposed for contravening any of the provisions of the measures include fines, confiscation of profits and suspension of trading. In serious cases, criminal liability may be imposed.

On 4th July, 1994, the State Council promulgated the Special Regulations. These provisions deal mainly with the issue, subscription, trading and declaration of dividends and other distributions of foreign capital stock listed aboard and disclosure of information, articles of association of joint stock limited companies having foreign capital stock listed aboard.

On 25th December, 1995, the State Council promulgated the Regulations of the State Council Concerning Domestic Listed Foreign Shares of Joint Stock Limited Companies (國務院關於股份有限公司境內上市外資股的規定). These regulations deal mainly with the issue, subscription, trading and declaration of dividends and other distributions of domestic listed foreign shares and disclosure of information of joint stock limited companies having domestic listed foreign shares.

On 29th December, 1998, the Securities Law of the PRC (中華人民共和國證券法) was passed by the Standing Committee of the National People's Congress (全國人民代表大會常務委員會). The Securities Law took effect on 1st July, 1999. This is the first national securities law in the PRC, and it is divided into 12 chapters and 214 articles regulating, among other things, the issue and trading of securities, takeovers by listed companies, securities exchanges, securities companies and the duties and responsibilities of the State Council's securities regulatory authorities. The Securities Law is the fundamental law which comprehensively regulates activities in the PRC securities market. Article 29 of the Securities Law provides that enterprises in the PRC which intend to directly or indirectly issue securities outside the PRC or to list their securities outside the PRC must obtain prior approval from the State Council's regulatory authorities. Article 213 of the Securities Law provides that specific measures in respect of shares of companies in the PRC which are to be subscribed and traded in foreign currencies by person and organisation outside the PRC shall be separately formulated by the State Council. Currently, the issue and trading of foreign issued shares (including

H shares and B shares) are still mainly governed by the rules ad regulations promulgated by the State Council and the CSRC.

In order to further promote strict compliance of "companies listed outside China" ("Listed Companies") with the relevant domestic and foreign laws and regulations, their conscientious performance of their continuing obligations toward investors and their establishment of a good corporate image on domestic and foreign capital markets, the State Economic and Trade Commission and the CSRC jointly issued 關於進一步促進境外上市公司規範運作和深化改革的意見 (the Further Standardizing Operations and Reform of Companies Listed Outside China Opinion) ("Standardizing Opinion") on 29th March, 1999. The Standardizing Opinion sets out regulations governing the relationship between the Companies and their controlling entities (hereafter "controlling entities" refers to companies or enterprises with legal person status that have a controlling interest in a Listed Company) and the operations of the administrative organizations of the Listed Companies. The board of directors, management, the financial and marketing organizations of a Listed Company must be independent from those of the controlling entity. No more than two senior management personnel from the controlling entity (i.e. the chairman of the board, vice-chairman of the board and executive directors) may concurrently hold the position of senior management personnel in the Company. The Standardizing Opinion also requires a Company to specify its decision-making process, strengthen director responsibility, establish a sound external director and independent director system, strengthen the functions of its supervisory board and secretary of the board of directors, explore methods to motivate its senior management personnel and to intensify its internal reform.

(h) Legal Opinion

Jingtian & Gongcheng the Company's legal advisor on PRC laws, has sent to the Company a letter confirming that they have reviewed the summary of relevant PRC laws and regulations contained in this appendix and that, in their opinion, such summary is a correct summary of the relevant PRC laws and regulations. A copy of this letter is available for inspection as referred to in paragraph B headed "Documents available for inspection" in appendix 6 to this prospectus. Any person wishing to obtain detailed information on PRC laws and regulations is recommended to seek independent legal advice.

2. HONG KONG LAWS AND REGULATIONS

(a) Company Law

The Hong Kong law applicable to a company having share capital incorporated in Hong Kong is based on the Companies Ordinance and supplemented by the common law and the rules of equity which apply to Hong Kong by virtue of section 3 of the Application of English Law Ordinance (Chapter 88 of the Laws of Hong Kong).

The Company, which is a joint stock limited liability company established in the PRC seeking a listing of H Shares on the Hong Kong Stock Exchange is governed by the PRC Company Law which came into effect on 1st July, 1994 and all other rules and regulations promulgated pursuant to the PRC Company Law applicable to a joint stock limited company established in the PRC issuing overseas listed foreign shares to be listed on the Hong Kong Stock Exchange.

Set out below is a summary of certain material differences between the Hong Kong company law applicable to a company incorporated in Hong Kong and the PRC Company Law applicable to a joint stock limited company incorporated and existing under the PRC Company Law. This summary is, however, not intended to be an exhaustive comparison:

(i) Corporate existence

Under Hong Kong company law, a company having share capital is incorporated by the Registrar of Companies in Hong Kong issuing a certificate of incorporation and upon its incorporation, a company will acquire an independent corporate existence. A company may be incorporated as a public company or a private company. The articles of association of a private company incorporated in Hong Kong are required by the Companies Ordinance to contain certain pre-emptive and other provisions. Any company which does not contain such provisions in its articles of association is a public company.

Under the PRC Company Law, a joint stock limited company may be incorporated by either the promotion method or the public subscription method. A company established by the public subscription method will only acquire its corporate existence after it has completed its initial share offering to the public and a company may only issue further shares after a year has elapsed since its last share issue. The PRC Company Law requires a State owned enterprise to be converted into a joint stock limited company by the public subscription method. The Special Regulations, however, permit a State-owned enterprise to be converted into a joint stock limited company by the promotion method and to offer H Shares to the public on its establishment.

Under the PRC Company Law, a company which is authorised by the relevant securities administration authority to list its shares on a stock exchange must have a registered capital of not less than RMB50,000,000. Hong Kong law does not prescribe any minimum capital requirements for a Hong Kong company.

Under the PRC Company Law, the shares allotted by a joint stock limited company in return for injection of intellectual property rights and non-patented technology shall not exceed 20 per cent. of the registered capital of a company. There is no such restriction on a Hong Kong company under Hong Kong law.

(ii) Share capital

Under Hong Kong law, the authorised share capital of a Hong Kong company is the amount of share capital which the company is authorised to issue and a company is not bound to issue the entire amount of its authorised share capital. The PRC Company Law does not have the concept of authorised share capital. The registered capital of a joint stock limited company is the amount of the issued share capital. Any increase in registered capital must be approved by the shareholders in general meeting and the relevant PRC governmental and regulatory authorities.

(iii) Restrictions on shareholding and transfer of shares

Under the PRC law, the domestic shares in the share capital of a joint stock limited company ("domestic shares") which are denominated and subscribed for in Renminbi may only be subscribed or traded by the State, PRC legal persons and natural persons. The overseas listed foreign shares ("foreign shares") issued by a joint stock limited company which are denominated in Renminbi and subscribed for in a currency other than Renminbi may only be subscribed and traded by investors from Hong Kong, Macau and Taiwan or any country and territory outside the PRC.

Under the PRC Company Law, shares in a joint stock limited company held by its promoters cannot be transferred within three years after the date of establishment of the company. Shares in a joint stock limited company held by its directors, supervisors and manager cannot be transferred during their term of office.

There are no such restrictions on shareholdings and transfers of shares under Hong Kong law.

(iv) Financial assistance for acquisition of shares

The PRC Company Law does not contain any provision prohibiting or restricting a joint stock limited company or its subsidiaries from providing financial assistance for the purpose of an acquisition of its own or its holding Company's shares. The Mandatory Provisions contain certain restrictions on a company and its subsidiaries providing such financial assistance similar to those under Hong Kong company law.

(v) Variation of class rights

Under Hong Kong company law, if the share capital of a company is divided into different classes of shares, special rights attaching to any class of shares may only be varied if approved by a specified proportion of the holders of the relevant class.

The PRC Company Law does not contain any specific provision relating to variation of class rights. Under the Mandatory Provisions, class rights may not be varied or abrogated unless approved by a special resolution of shareholders in general meeting and by two thirds of the votes cast by shareholders of the affected class present in person or by proxy at a separate class meeting. For the purpose of a variation of class rights, domestic shares and foreign shares are treated as separate classes of shares except in the case of (i) an issue of shares by the joint stock limited company once every 12 months either separately or concurrently following the approval by a special resolution of shareholders in general meeting not exceeding 20 per cent. of each of the issued domestic shares and foreign shares existing as at the date of such special resolution; and (ii) an issue of domestic shares and foreign shares in accordance with the plan of the company at the time of its establishment approved by the Securities Committee and which are completed within 15 months from the date of the approval. The Mandatory Provisions contain detailed provisions relating to circumstances which are deemed to constitute a variation of class rights.

(vi) Directors

The PRC Company Law, unlike Hong Kong company law, does not contain any requirements relating to the declaration of interests in material contracts, restrictions on interested directors being counted towards the quorum of and voting at a meeting of the board of directors at which a transaction in which a director is interested is being considered, restrictions on directors' authority in making major dispositions, restrictions on companies providing certain benefits such as loans to directors and guarantees in respect of directors' liability and prohibition against compensation for loss of office without shareholders' approval.

The Mandatory Provisions contain requirements and restrictions in relation to the foregoing matters similar to those applicable under Hong Kong law.

(vii) Supervisory committee

Under the PRC Company Law, the directors and managers of a joint stock limited company is subject to the supervision of a supervisory committee but there is no mandatory requirement for the establishment of a supervisory committee for a company incorporated in Hong Kong.

The Mandatory Provisions provide that each supervisor owes a duty, in the exercise of his powers, to act in good faith and honestly in what he considers to be in the best interests of the company and to exercise the care, diligence and skill that a reasonable prudent person would exercise in comparable circumstances.

(viii) Derivative action by minority shareholders

Hong Kong law permits minority shareholders to start a derivative action on behalf of all shareholders against directors who have committed of a breach of their fiduciary duties to the company, if they control a majority of votes at a general meeting thereby effectively preventing a company from suing the directors in breach of their duties in its own name. Although the PRC Company Law gives a shareholder of a joint stock limited company the right to initiate proceedings in the people's court to restrain the implementation of any resolution passed by shareholders in general meeting or by the board of directors which violates any law or infringes the lawful rights and interests of shareholders, the PRC law does not have a form of proceedings which is the same as a derivative action. The Mandatory Provisions, however, provide remedies to the company against directors, supervisors and officers in breach of their duties to the company. In addition, every director and supervisor of a joint stock limited company applying for a listing of its foreign shares on the Hong Kong Stock Exchange is required to give an undertaking in favour of the company acting as agent for each shareholder to comply with the Company's articles of association. This allows minority shareholders to act against directors and supervisors in default.

(ix) Protection of minorities

Under Hong Kong law, a shareholder who complains that the affairs of a company incorporated in Hong Kong are conducted in a manner unfairly prejudicial to his interests may petition to court to either wind up the company or make an appropriate order regulating the affairs of the company. In addition, on the application of a specified number of members, the Financial Secretary may appoint inspectors who are given extensive statutory powers to investigate the affairs of a

company incorporated in Hong Kong. The PRC law does not contain similar safeguards. The Mandatory Provisions, however, contain provisions to the effect that a controlling shareholder may not exercise its voting rights in a manner prejudicial to the interests of the shareholders generally or of some part of the shareholders of a company to relieve a directors or supervisor of his duty to act honestly in the best interests of the company or to approve the expropriation by a director or supervisor of the Company's assets or the individual rights of other shareholders.

(x) Notice of shareholders' meetings

Under the PRC Company Law, notice of a shareholders' general meeting must be given not less than 30 days before the meeting or, in the case of a company having bearer shares, public announcement of a shareholders' general meeting must be made at least 45 days prior to it being held. Under the Special Regulations and the Mandatory Provisions, 45 days' written notice must be given to all shareholders and shareholders who wish to attend the meeting must reply in writing 20 days before the date of the meeting. For a company incorporated in Hong Kong, the minimum notice period of a general meeting convened for passing an ordinary resolution and a special resolution is 14 days and 21 days respectively; and the notice period for an annual general meeting is 21 days.

(xi) Quorum for shareholder's meetings

Under Hong Kong law, the quorum for a general meeting is provided for in the articles of association of the company, which shall not in any event be less than two members. The PRC Company Law does not specify any quorum requirement for shareholders' general meeting but the Special Regulations and the Mandatory Provisions provide that a Company's general meeting can be convened when replies to the notice of that meeting have been received from shareholders whose shares represent 50 per cent. of the voting rights in the company at least 20 days before the proposed date of the meeting, or if that 50 per cent. level is not achieved, the company shall within 5 days notify shareholders by public announcement and the shareholders' general meeting may be held thereafter.

(xii) Voting

Under Hong Kong law, an ordinary resolution is passed by a simple majority of votes cast by members present in person or by proxy at a general meeting and a special resolution is passed by a majority of not less than three fourths of votes cast by members present in person or by proxy at a general meeting.

Under the PRC Company Law, the passing of any resolution requires one half or more votes held by shareholders present in person or by proxy at a shareholders' general meeting except in cases of proposed amendment to the articles of association, merger, demerger or dissolution of a joint stock limited company which requires two thirds of votes held by shareholders present in person or by proxy at a shareholders' general meeting.

(xiii) Financial disclosure

A joint stock limited company is required under the PRC Company Law to make available at its office for inspection by shareholders its annual balance sheet, profit and loss account, changes in financial position and other relevant annexures 20 days before the annual general meeting of shareholders. In addition, a company established by the public subscription method under the PRC Company Law must publish its financial statements. The annual balance sheet has to be verified by registered accountants. The Companies Ordinance requires a company to send to every shareholder a copy of its balance sheet, auditors' report and directors' report which are to be laid before the company in its annual general meeting not less than 21 days before such meeting.

A joint stock limited company is required under the PRC law to prepare its financial statements in accordance with the PRC accounting standards. The Mandatory Provisions require that the company must, in addition to preparing accounts according to the PRC standards, have its accounts prepared and audited in accordance with International Accounting Standards or Hong Kong accounting standards and its financial statements must also contain a statement of the financial effect of the material differences (if any) from the financial statements prepared in accordance with the PRC accounting standards.

(xiv) Information on directors and shareholders

There are no provisions in the PRC Company Law concerning the public's or a joint stock limited Company's shareholders' right to access information on its directors and shareholders. Under the Mandatory Provisions, shareholders have the right to inspect and copy (at reasonable charges) certain information on shareholders and on directors similar to that available under Hong Kong law to shareholders of a company incorporated in Hong Kong.

(xv) Receiving agent

Under both the PRC and Hong Kong law, dividends once declared become debts payable to shareholders. The limitation period for debt recovery action under Hong Kong law is six years while that under the PRC law such limitation period is two years. The Mandatory Provisions require the appointment of a trust company registered under the Hong Kong Trustee Ordinance (Chapter 29) of the Laws of Hong Kong as receiving agent to receive on behalf of holders of foreign shares dividends declared and all other monies owing by a joint stock limited company in respect of such foreign shares.

(xvi) Corporate reorganisation

Corporate reorganisation involving a company incorporated in Hong Kong may be effected in a number of ways, such as a transfer of the whole or part of the business or property of the company in the course of being wound up voluntarily to another company pursuant to section 237 of the Companies Ordinance or a compromise or arrangement between the company and its creditors or between the company and its members pursuant to section 166 of the Companies Ordinance which requires the sanction of the court. Under the PRC law, the merger or demerger of a joint stock limited company has to be approved by shareholders in general meeting and the relevant governmental authorities.

(xvii) Arbitration of disputes

In Hong Kong, disputes between shareholders and a company incorporated in Hong Kong or its directors may be resolved through the courts. The Mandatory Provisions provide that such disputes should be submitted to arbitration at either the HKIAC or the CIETAC, at the claimant's choice.

(xviii) Mandatory transfers

Under the PRC Company Law, a joint stock limited company is required to make transfers equivalent to certain prescribed percentages of its after tax profit to the statutory common reserve and statutory public welfare fund. There are no such requirements under Hong Kong law.

(b) GEM Listing Rules

The Listing Rules provide additional requirements which apply to an issuer which is incorporated in the PRC as a joint stock limited company and seeking a primary listing or whose primary listing is on the GEM of the Hong Kong Stock Exchange. Set out below is a summary of the principal provisions containing such additional requirements which apply to the Company:

(i) Accountants' report

An accountants' report for a PRC issuer will not normally be regarded as acceptable unless the relevant accounts have been audited to a standard comparable to that required in Hong Kong. Such report will normally be required to conform to either Hong Kong or international accounting standards.

(ii) Process agent

The Company is required to appoint and maintain a person authorised to accept service of process and notices on its behalf in Hong Kong throughout the period during which its securities are listed on the Hong Kong Stock Exchange and must notify the Hong Kong Stock Exchange of his appointment, the termination of his appointment and his contract particulars.

(iii) Public shareholdings

If a PRC issuer do not have existing issued securities in public hands other than H Shares (that is, overseas shares of the Company which are listed on the Stock Exchange), the Listing Rules require that, the H Shares must constitute not less than 20 per cent. of the issuer's issued share capital unless the market capitalisation of the total existing issued share capital at the time of listing is over HK$1,000 million in which case, the prescribed minium public shareholdings percentage is between 15 and 20 per cent..

If at any time there are other existing issued securities of a PRC issuer in public hands other than H Shares, the Listing Rules require that:

(aa) all H shares must be held by the public;

(bb) the H shares held by the public must represent not less than 10 per cent. of the PRC issuer's total existing issued share capital; and

(cc) the aggregate amount of H shares and other existing securities in public hands must constitute not less than 20 per cent. of the PRC issuer's issued share capital unless the expected market capitalization of the total existing issued share capital at the time of listing of the H Shares is over HK$1,000 million in which case, the prescribed minimum public shareholdings percentage is between 15 and 20 per cent..

(iv) Independent non-executive directors and supervisors

The independent non-executive directors of a PRC issuer are required to demonstrate an acceptable standard of competence and adequate commercial or professional expertise to ensure that the interests of the general body of shareholders will be adequately represented. The supervisors of a PRC issuer must have the character, expertise and integrity and be able to demonstrate a standard of competence commensurate with their position as supervisors.

(v) Restrictions on purchase and subscription of its own securities

Subject to governmental approvals and the provisions of the Articles of Association, the Company may repurchase its own H shares on the Hong Kong Stock Exchange in accordance with the provisions of the Listing Rules. Approval by way of special resolution of the holders of domestic shares and the holders of H Shares at separate class meetings conducted in accordance with the Articles of Association is required for shares repurchases. In seeking approvals, the Company is required to provide information on any proposed or actual purchases of all or any of its equity securities, whether or not listed or traded on the Hong Kong Stock Exchange. The Directors must also state the consequences of any purchases which will arise under either or both of the Hong Kong Code on Takeovers and Mergers and any similar PRC law of which the directors are aware, if any. Any general mandate given to the directors to repurchase H shares must not exceed 10 per cent. of the total amount of existing issued H shares of the Company.

(vi) Continuing obligations and financial information

(aa) Redeemable shares

The Company must not issue any redeemable shares unless the Hong Kong Stock Exchange is satisfied that the relative rights of the holders of the H Shares are adequately protected.

(bb) Pre-emptive rights

Except in the circumstances mentioned below, the Directors are required to obtain the approval by a special resolution of shareholders in general meeting, and the approvals by special resolutions of the holders of domestic shares and H Shares (each being otherwise entitled to vote at general meetings) at separate class meetings conducted in accordance with the Articles of Association, prior to: (i) authorising, allotting, issuing or granting shares or securities convertible into shares, or options, warrants or similar rights to subscribe for any shares or such convertible securities; or (ii) any major subsidiary (if any) of the Company making any such authorisation, allotment, issue or grant so as materially to dilute the percentage equity interest of the Company and its shareholders in such subsidiary.

No such approval will be required, but only to the extent that, the existing shareholders of the Company have by special resolution in general meeting given a mandate to the Directors, either unconditionally or subject to such terms and conditions as may be specified in the resolution, to authorise, allot or issue, either separately or concurrently once every 12 months, not more than 20 per cent. of each of the existing issued domestic shares and H shares of the Company or, such shares are part of the Company's plan at the time of its establishment to issue domestic shares and H Shares and which plan is implemented within 15 months from the date of approval by China Securities Regulatory Commission or such other competent share council securities regulatory authority.

(cc) Supervisors

The Company is required to adopt rules governing dealings by its supervisors in securities of the Company in terms no less exacting than those minimum standard of good practice, as set out in Rules 5.40 to 5.59 of the GEM Listing Rules, issued by the Hong Kong Stock Exchange.

The restriction on the Company or any of its subsidiaries entering into a service contract of ten years or longer duration with a Director or proposed Director of the Company or its subsidiary without the prior approval of the shareholders in a general meeting at which the relevant Director did not vote on the matter also applies to a service contract of such duration between the Company or its subsidiary with a Supervisor or proposed Supervisor.

(dd) Amendment to Articles of Association

The Company is required not to permit or cause any amendment to be made to its Articles of Association which would cause the same to cease to comply with the mandatory provisions of the GEM Listing Rules relating to such Articles of Association.

(ee) Documents for inspection

The Company is required to make available at a place in Hong Kong for inspection by the public and shareholders free of charge, and for copying by shareholders at reasonable charges the following:

- a complete duplicate register of shareholders;
- a report showing the state of the issued share capital of the Company;
- the Company's latest audited financial statements and the reports of the Directors, auditors and Supervisors, if any, thereon;
- special resolutions of the Company;
- reports showing the number and nominal value of securities repurchased by the Company since the end of the last financial year, the aggregate amount paid for such securities and the maximum and minimum prices paid in respect of each class of securities repurchased (with a breakdown between Promoters Shares and H Shares);
- a copy of the latest annual return filed with the Administration for Industry and Commerce Bureau of the PRC; and
- for shareholders only, copies of minutes of meetings of shareholders.

(ff) Receiving agents

The Company is required to appoint one or more receiving agents in Hong Kong and pay to such agents dividends declared and other monies owing in respect of the H Shares to be held, pending payment, in trust for the holders of such H Shares.

(gg) Statements in share certificates

The Company is required to ensure that all its listing documents and share certificates include the statements stipulated below and to instruct and cause each of its share registrars not to register the subscription, purchase or transfer of any of its shares in the name of any particular holder unless and until such holder delivers to such share registrar a signed form in respect of such shares bearing statements to the following effect that the acquirer of shares:

- agrees with the Company and each shareholder of the Company, and the Company agrees with each shareholder, to observe and comply with the PRC Company Law, the Special Regulations and the Articles of Association;

- agrees with the Company, each shareholder, Director, Supervisor, manager and other officer of the Company and the Company acting for itself and for each Director, Supervisor, manager and other officer agrees with each shareholder to refer all differences and claims arising from the Articles of Association or any rights or obligations conferred or imposed by the PRC Company Law or other relevant laws and administrative regulations concerning the affairs of the Company to arbitration in accordance with the Articles of Association. Any reference to arbitration will be deemed to authorise the arbitration tribunal to conduct its hearing in open session and to publish its award. Such arbitration will be final and conclusive;

- agrees with the Company and each shareholder of the Company that shares in the Company are freely transferable by the holder thereof; and

- authorises the Company to enter into a contract on his behalf with each Director and officer whereby such Director and officer undertake to observe and comply with their obligations to shareholders stipulated in the Articles of Association.

(hh) Compliance with the PRC Company Law, the Special Regulations and the Articles of Association

The Company is required to observe and comply with the PRC Company Law, the Special Regulations and the Articles of Association.

(ii) Contract between the Company and its Directors, officers and Supervisors

The Company is required to enter into a contract in writing with every Director and officer containing at least the following provisions:

- an undertaking by the Director or officer to the Company to observe and comply with the PRC Company law, the Special Regulations, the Articles of Association, the Hong Kong Codes on Takeovers and Mergers and Share Repurchases and an agreement that the Company shall have the remedies provided in the Articles of Association and that neither the contract nor his office is capable of assignment;

- an undertaking by the Director or officer to the Company acting as agent for each shareholder to observe and comply with his obligations to shareholders stipulated in the Articles of Association; and

- an arbitration clause which provides that whenever any differences or claims arise from that contract, the Articles of Association or any rights or obligations conferred or imposed by the PRC Company Law or other relevant law and administrative regulations concerning the affairs of the Company between the Company and its Directors or officers and between a holder of H Shares and a Director or officer of the Company, such differences or claims will be referred to arbitration at either the CIETAC in accordance with its rules or the HKIAC in accordance with its Securities Arbitration Rules, at the election of the claimant and that once a claimant refers a dispute or claim to arbitration, the other party must submit to the arbitral body elected by the claimant. Such arbitration will be final and conclusive.

The Company is also required to enter into a contract in writing with every Supervisor containing statements in substantially the same terms.

(jj) Subsequent listing

The Company must not apply for the listing of any of its foreign shares on a PRC stock exchange unless the Hong Kong Stock Exchange is satisfied that the relative rights of the holders of foreign shares are adequately protected.

(kk) English translation

All notices or other documents required under the Listing Agreement to be sent by the Company to the Hong Kong Stock Exchange or to holders of the H Shares are required to be in the English language, or accompanied by a certified English translation.

(viii) General

If changes in the PRC law or market practices materially alters the validity or accuracy of any of the basis upon which the additional requirements have been prepared, then the Hong Kong Stock Exchange may impose additional requirements or make listing of the equity securities of a PRC issuer, including the Company, subject to special conditions as the Hong Kong Stock Exchange considers appropriate. Whether or not any such changes in the PRC law or market practices occur, the Hong Kong Stock Exchange retains its general power under the Listing Rules to impose additional requirements and make special conditions in respect of the listing of the Company.

(c) Other Legal and Regulatory Provisions

Upon the listing of the Company on the Hong Kong Stock Exchange, the provisions of the Securities Ordinance (Chapter 333 of the Laws of Hong Kong), the Securities (Disclosure of Interests) Ordinance (Chapter 396 of the Laws of Hong Kong), the Securities (Insider Dealing) Ordinance (Chapter 395 of the Laws of Hong Kong), the Hong Kong Codes on Takeovers and Mergers and Share Repurchases and such other relevant ordinances and regulations as may be applicable to companies listed on the Hong Kong Stock Exchange will apply to the Company.

(d) Securities Arbitration Rules

The Articles of Association provide that certain claims arising from the Articles of Association or the PRC Company Law shall be arbitrated at either the CIETAC or the HKIAC in accordance with their respective rules.

The Securities Arbitration Rules of the HKIAC contain provisions allowing an arbitral tribunal to conduct a hearing in Shenzhen for cases involving the affairs of companies incorporated in the PRC and listed on the Hong Kong Stock Exchange so that PRC parties and witnesses may attend. Where any party applies for a hearing to take place in Shenzhen, the tribunal shall, where satisfied that such application is based on bona fide grounds, order the hearing to take place in Shenzhen conditional upon all parties including witnesses and the arbitrators being permitted to enter Shenzhen for the purpose of the hearing. Where a party, other than a PRC party, or any of its witnesses or

any arbitrator is not permitted to enter Shenzhen, then the tribunal shall order that the hearing be conducted in any practicable manner, including the use of electronic media. For the purpose of the Securities Arbitration Rules, a PRC party means a party domiciled in the PRC other than the territories of Hong Kong, Macau and Taiwan.

(e) Taxation in Hong Kong

(i) Dividends

Where a company is not chargeable to Hong Kong profits tax, any dividends paid by it to persons who carry on a business in Hong Kong are liable to profits tax, to the extent that such dividends form part of the profits of such persons arising from their Hong Kong business.

(ii) Profits tax

Hong Kong does not have any capital gains tax. Persons who carry on a trade, profession or business in Hong Kong and derive income in Hong Kong from such trade, profession or business are liable to profits tax. Securities dealers carrying on a business in Hong Kong and making trading gains from the sale and purchase of shares will be subject to profits tax. Currently, profits tax for corporations is payable at the rate of 16 per cent. of their assessable profits. Profits tax for individuals is levied on a progressive scale and the maximum rate is 15 per cent..

(iii) Stamp duty

The sale and purchase of shares is subject to stamp duty payable by both the seller and the buyer. Duty is payable with reference to the amount of the consideration or, if higher, the fair value of the shares being sold. In respect of every HK$1,000, or part thereof, of the consideration or, if higher, the fair value of the shares, the current rate of duty is HK$2.25. Stamp duty is usually shared between the buyer and the seller equally in respect of transactions on the Hong Kong Stock Exchange. A fixed rate of duty of HK$5 is also payable in respect of every instrument of transfer which is required to be registered on a register or branch register maintained in Hong Kong.

(iv) Estate duty

Properties situated in Hong Kong which pass or are deemed to pass upon the death of a person, wherever domiciled or resident, are liable to estate duty based on the value of the property in question. H Shares will constitute property situated in Hong Kong for estate duty purposes by virtue of them being on the Hong Kong branch register of the Company. Hong Kong estate duty is imposed on a progressive scale from 5 per cent. to 15 per cent.. The rate of and the threshold for estate duty have, in the past, been adjusted on a fairly regular basis. No estate duty is payable where the aggregate value of the dutiable estate does not exceed HK$7.5 million, and the maximum rate of duty of 15 per cent. applies where the aggregate value of the dutiable estate exceeds HK$10.5 million.

ARTICLES OF ASSOCIATION

Set out below is a summary of the principal provisions of the Articles of Association which were conditionally approved at the shareholders' general meeting of the Company held on 15 April, 2000. A copy of the Articles of Association, together with an uncertified English translation, is available for inspection as mentioned in paragraph (B) headed "Documents available for inspection" in appendix 6 to this prospectus.

(A) Directors and other officers

(i) Power to allot and issue Shares

There is no provision in the Articles of Association empowering the Directors to allot and issue Shares.

To increase the capital of the Company, the board of Directors (the "Board") is responsible for formulating proposals for approval at a shareholders' general meeting by way of special resolution. Any such increase must be conducted in accordance with the procedures stipulated by the relevant laws and administrative regulations.

(ii) Power to dispose of the assets of the Company or any subsidiary

The Board is accountable to the shareholders' general meeting.

The Board shall not, without the prior approval of shareholders in a general meeting, dispose or agree to dispose of, any fixed assets of the Company where the aggregate of the amount or value of the consideration for the proposed disposition, and the amount or value of the consideration for any such disposition of any fixed assets of the Company that has been completed in the period of four (4) months immediately preceding the proposed disposition, exceeds 33 per cent. of the value of the Company's fixed assets as shown in the last balance sheet placed before the shareholders in general meeting.

The validity of a disposition by the Company shall not be affected by the breach of the above paragraph.

For the purposes of the Articles, a disposition includes an act involving the transfer of an interest in assets but does not include the provision of fixed asset by way of security.

(iii) Compensation or payments for loss of office

The Company shall, with the prior approval of shareholders in general meeting, enter into a contract in writing with a director or supervisor wherein his emoluments are stipulated. The aforesaid emoluments include:

(1) emoluments in respect of his service as Director, supervisor or senior administrative officer of the Company;

(2) emoluments in respect of his service as Director, supervisor or senior administrative officer of any subsidiary of the Company;

(3) emoluments in respect of the provision of other services in connection with the management of the affairs of the Company and any of its subsidiaries; and

(4) payment by way of compensation for loss of office, or as consideration for or in connection with his retirement from office.

Except under a contract entered into in accordance with the foregoing, no proceedings may be brought by a Director or supervisor against the Company for anything due to him in respect of the above matters.

The contract concerning the emoluments between the Company and its Directors or supervisors should provide that, in the event of a takeover of the Company, the Company's Directors and supervisors shall, subject to the prior approval of the shareholders in general meeting, have the right to receive compensation or other payment in respect of his loss of office or retirement. A "takeover of the Company" referred to in this paragraph means either:

(1) an offer made by any person to the general body of shareholders; or

(2) an offer made by any person with a view to the offeror becoming a "controlling shareholder" within the meaning set out in the Articles (see paragraph (Q) below).

If the relevant director or supervisor does not comply with the above, any sum so received by him shall belong to those persons who have sold their Shares as a result of the said offer made. The expenses incurred in distributing such sum pro rata amongst those persons shall be borne by the relevant director or supervisor and not paid out of that sum.

(iv) Loans to Directors, supervisors and other officers

The Company shall not directly or indirectly make a loan to, or provide any guarantee in connection with, the making of a loan to a director, supervisor, general manager, deputy general manager or other senior administrative officer of the Company or of the Company's holding company or any of their respective associates. However, the following transactions are not subject to such prohibition:

(1) the provision by the Company of a loan or a guarantee of a loan to a company which is a subsidiary of the Company;

(2) the provision by the Company of a loan or a guarantee in connection with the making of a loan or any other funds to any of its directors, supervisors, general manager, deputy general managers and other senior administrative officers to meet expenditure incurred or to be incurred by him for the purposes of the Company or for the purpose of enabling him to perform his duties properly, in accordance with the terms of a service contract approved by the shareholders in general meeting; and

(3) the Company may make a loan to or provide a guarantee in connection with the making of a loan to any of the relevant directors, supervisors, general manager, deputy general managers and other senior administrative officers or their respective associates in the ordinary course of its business on normal commercial terms, provided that the ordinary course of business of the Company includes the lending of money or the giving of guarantees.

A loan made by the Company in breach of the above provisions shall be forthwith repayable by the recipient of the loan regardless of the terms of the loan.

A guarantee provided by the Company in breach of the above provisions shall be unenforceable against the Company, unless:

(1) the guarantee was provided in connection with a loan to an associate of any of the directors, supervisors, general manager, deputy general managers and other senior administrative officers of the Company or of the Company's holding company and at the time the loan was advanced the lender did not know the relevant circumstances; or

(2) the collateral provided by the Company has been lawfully disposed of by the lender to a bona fide purchaser.

For these purposes:

(a) a guarantee includes an undertaking or property provided to secure the performance of obligations by the obligor; and

(b) a definition of an associate as referred to in paragraph (A)(x) below applies, mutatis mutandis, to this provision.

(v) Financial assistance for the acquisition of shares in the Company or any subsidiary

Subject to the exceptions in the Articles, the Company and its subsidiaries shall not, by any means at any time, provide any kind of financial assistance (as defined below) to a person who is acquiring or is proposing to acquire shares. The said acquiror of shares of the Company includes a person who directly or indirectly incurs any obligations (as defined below) due to the acquisition of shares. The Company and its subsidiaries shall not, by any means at any time, provide financial assistance to the said acquiror as referred to in the preceding paragraph for the purpose of reducing or discharging the obligations assumed by that person.

The following activities shall not be deemed to be prohibited activities:

(1) the provision of financial assistance by the Company where the financial assistance is given in good faith in the interest of the Company, and the principal purpose in giving the financial assistance is not for the acquisition of Shares, or the giving of the financial assistance is an incidental part of some larger purpose of the Company;

(2) the lawful distribution of the Company's assets by way of dividend;

(3) the allotment of bonus shares as dividends;

(4) a reduction of registered capital, a repurchase of shares or a reorganisation of the share capital structure of the Company effected in accordance with these Articles of Association;

(5) the lending of money by the Company within its scope of business and in the ordinary course of its business, where the lending of money is part of the scope of business of the Company (provided that the net assets of the Company are not thereby reduced or that, to the extent that the assets are thereby reduced, the financial assistance is provided out of distributable profits);

(6) the provision of money by the Company for contributions to staff and workers' share schemes (provided that the net assets of the Company are not thereby reduced or that, to the extent that the assets are thereby reduced, the financial assistance is provided out of distributable profits).

For these purposes:

(a) "financial assistance" includes, (without limitation), the following meanings:

(1) gift;

(2) guarantee (including the assumption of liability by the guarantor or the provision of assets by the guarantor to secure the performance of obligations by the obligor), or compensation (other than compensation in respect of the Company's own default) or release or waiver of any rights;

(3) provision of loan or any other agreement under which the obligations of the Company are to be fulfilled before the obligations of another party, or the novation of, or the assignment of rights arising under, such loan or agreement; or

(4) any other form of financial assistance given by the Company when the Company is insolvent or has no net assets or when its net assets would thereby be reduced to a material extent.

(b) "incurring an obligation" includes the incurring of obligations by the changing of the obligor's financial position by way of contract or the making of arrangement (whether enforceable or not, and whether made on his own account or with any other persons), or by any other means.

(vi) Disclosure of interests in contracts with the Company or any of its subsidiaries

Where a Director, supervisor, general manager, deputy general manager or other senior administrative officer of the Company is in any way, directly or indirectly, materially interested in a contract, transaction or arrangement or proposed contract, transaction or arrangement with the Company, (other than his contract of service with the Company), he shall declare the nature and extent of his interests to the Board at the earliest opportunity, whether or not the contract, transaction or arrangement or proposal therefor is otherwise subject to the approval of the Board.

Unless the interested Director, supervisor, general manager, deputy general manager or other senior administrative officer discloses his interests in accordance with the above and the contract, transaction or arrangement is approved by the Board at a meeting in which the interested Director, supervisor, general manager, deputy general manager or other senior administrative officer is not counted in the quorum and refrains from voting, a contract, transaction or arrangement in which that Director, supervisor, general manager, deputy general manager or other senior administrative officer is materially interested is voidable at the instance of the Company except as against a bona fide party thereto acting without notice of the breach of duty by the interested Director, supervisor, general manager, deputy general managers or other senior administrative officer.

For these purposes, a Director, supervisor, general manager, deputy general manager or other senior administrative officer of the Company is deemed to be interested in a contract, transaction or arrangement in which an associate of him is interested.

Where a Director, supervisor, general manager, deputy general manager or other senior administrative officer of the Company gives to the Board a general notice in writing stating that, by reason of the facts specified in the notice, he is interested in contracts, transactions or arrangements of any description which may subsequently be made by the Company, such notice shall be deemed for the purposes of this paragraph (vi) to be a sufficient declaration of his interests, so far as the content stated in such notice is concerned, provided that such general notice shall have been given before the date on which the question of entering into the relevant contract, transaction or arrangement is first taken into consideration on behalf of the Company.

(vii) Remuneration

The remuneration of Directors must be approved by shareholders in general meeting, as referred to under "Compensation or payments for loss of office".

(viii) Retirement, appointment and removal

The term of office of the general manager and the other Board members shall be three years.

Directors shall be elected and removed by the shareholders in general meeting. A Director is not required to hold shares of the Company.

The Board shall consist of 12 Directors (seven of which shall be external Directors). Directors mean both internal and external Directors. External Directors are those Directors who are independent from the the Company and do not occupy any other position in the Company. The meaning of "external Director" shall include independent Directors. The Board shall have one general manager. The general manager shall be elected and removed by more than one half of the Directors.

A person may not serve as a director, supervisor, general manager, deputy general manager and any other senior administrative officer of the Company if any of the following circumstances apply:

(1) a person without legal or with restricted legal capacity;

(2) a person who has committed an offence of corruption, bribery, infringement of property, misappropriation of property or sabotaging the social economic order and has been punished because of committing such offence; or who has been deprived of his political rights, in each case where less than five (5) years have elapsed since the date of the completion of implementation of such punishment or deprivation;

(3) a person who is a former director, factory manager or manager of a company or enterprise which has entered into insolvent liquidation because of mismanagement and he is personally liable for the insolvency of such company or enterprise, where less than three (3) years have elapsed since the date of the completion of the insolvency and liquidation of the Company or enterprise;

(4) a person who is a former legal representative of a company or enterprise which had its business licence revoked due to a violation of the law and who incurred personal liability, where less than three (3) years has elapsed since the date of the revocation of the business licence;

(5) a person which has a relatively large amount of debts due and outstanding;

(6) a person who is under criminal investigation or prosecution by judicial organisation for violation of the criminal law which is not yet concluded;

(7) a person who is not eligible for enterprise leadership according to laws and administrative regulations;

(8) a non-natural person; or

(9) a person convicted of the contravention of provisions of relevant securities regulations by a relevant government authority, and such conviction involves a finding that he has acted fraudulently or dishonestly, where less than five (5) years has elapsed since the date of the conviction.

The validity of an act of a director, general manager, deputy general manager or other senior administrative officer on behalf of the Company is not, vis-a-vis a bona fide third party, affected by any irregularity in his office, election or any defect in his qualification.

(ix) Borrowing powers

On condition of compliance with applicable laws and regulations of PRC and the Articles, the Company has the power to raise and borrow money and to decide the mortgage, lease, contracting and transfer of the Company's assets.

(x) Duties

In addition to obligations imposed by laws, administrative regulations or required by the stock exchanges on which Shares are listed, each of the Company's directors, supervisors, general manager, deputy general managers and other senior administrative officers owes a duty to each shareholder, in the exercise of the functions and powers of the Company entrusted to him:

(1) not to cause the Company to exceed the scope of the business stipulated in its business licence;

(2) to act honestly in the best interest of the Company;

(3) not to expropriate in any guise the Company's property, including (without limitation) usurpation of opportunities advantageous to the Company;

(4) not to expropriate the individual rights of shareholders, including (without limitation) rights to distribution and voting rights, save pursuant to a restructuring of the Company submitted to shareholders for approval in accordance with the Articles of Association.

Each of the Company's Directors, supervisors, general manager, deputy general managers and other administrative officers owes a duty, in the exercise of his powers and discharge of his duties, to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Each of the Company's directors, supervisors, general manager, deputy general managers and other senior administrative officers shall exercise his powers or carry on his duties in accordance with the principle of fiduciary and shall not put himself in a position where his duty and his interest may conflict. This principle includes (without limitation) discharging the following obligations:

(1) to act honestly in the best interests of the Company;

(2) to exercise powers within the scope of his powers and not to exceed those powers;

(3) to exercise the discretion vested in him personally and not to allow himself to act under the control of another and, unless and to the extent permitted by laws, administrative regulations or with the informed consent of shareholders given in general meeting, not to delegate the exercise of his discretion;

(4) to treat shareholders of the same class equally and to treat shareholders of different classes fairly;

(5) except in accordance with the Articles of Association or with the informed consent of shareholders given in general meeting, not to enter into any contract, transaction or arrangement with the Company;

(6) without the informed consent of shareholders given in general meeting, not to use the Company's property for his own benefit;

(7) not to exploit his position to accept bribes or other illegal income or expropriate the Company's property by any means, including (without limitation) opportunities advantageous to the Company;

(8) without the informed consent of shareholders given in general meeting, not to accept commissions in connection with the Company's transactions;

(9) to abide by the Articles of Association, faithfully execute his official duties and protect the Company's interests, and not to exploit his position and power in the Company to advance his own private interests;

(10) not to compete with the Company in any form unless with the informed consent of shareholders given in general meeting;

(11) not to misappropriate the Company's funds or lend such funds to others, not to open accounts in his own name or other names for the deposit of the Company's assets and not to provide a guarantee for debts of a shareholder of the Company or other individual(s) with the Company's assets; and

(12) unless otherwise permitted by informed shareholders in general meeting, to keep in confidence information acquired by him in the course of and during his tenure and not to use the information other than in furtherance of the interests of the Company, save that disclosure of such information to the court or other governmental authorities is permitted if:

(i) disclosure is made under compulsion of law;

(ii) the interests of the public require disclosure;

(iii) the interests of the relevant Director, supervisor, general manager, deputy general manager or other senior administrative officer require disclosure.

Each Director, supervisor, general manager, deputy general manager or other senior administrative officer of the Company shall not cause the following persons or institutions ("associates") to do what he is prohibited from doing:

(1) the spouse or minor child of that director, supervisor, general manager, deputy general managers or other senior administrative officer;

(2) a person acting in the capacity of trustee of that Director, supervisor, general manager, deputy general manager or other senior administrative officer or any person referred to in the preceding paragraph;

(3) a person acting in the capacity of partner of that Director, supervisor, general manager, deputy general manager or other senior administrative officer or any person referred to in paragraphs (1) and (2) above;

(4) a company in which that Director, supervisor, general manager, deputy general manager or other senior administrative officer, alone or jointly with one or more persons referred to in paragraphs (1), (2) and (3) above and other directors, supervisors, general manager, deputy general managers and other senior administrative officers have a de facto controlling interest; and

(5) the Directors, supervisors, general manager, deputy general manager and other senior administrative officers of the controlled company referred to in the preceding paragraph.

The fiduciary duties of the Directors, supervisors, general manager, deputy general manager and other senior administrative officers of the Company do not necessarily cease with the termination of their tenure. The duty of confidence in relation to trade secrets of the Company survives the termination of their tenure. Other duties may continue for such period as fairness may require depending on the time lapse between the termination and the act concerned and the circumstances under which the relationships between them and the Company are terminated.

In addition to any rights and remedies provided by the laws and administrative regulations, where a Director, supervisor, general manager, deputy general manager or other senior administrative officer of the Company is in breach of his duties to the Company, the Company has a right to:

(1) claim damages from the Director, supervisor, general manager, deputy general manager or other senior administrative officer in compensation for losses sustained by the Company as a result of such breach;

(2) rescind any contract or transaction entered into by the Company with the Director, supervisor, general manager, deputy general manager or other senior administrative officer or with a third party (where such third party knows or should know that there is such a breach of duties by such director, supervisor, general manager, deputy general manager or other senior administrative officer);

(3) demand an account of the profits made by the director, supervisor, general manager, deputy general manager or other senior administrative officer in breach of his duties;

(4) recover any monies received by the Director, supervisor, general manager, deputy general manager or other senior administrative officer to the use of the Company, including (without limitation) commissions; and

(5) demand payment of the interest earned or which may have been earned by the director, supervisor, general manager, deputy general manager or other senior administrative officer on the monies that should have been paid to the Company.

Subject to the Articles of Association, a Director, supervisor, general manager, deputy general manager or other senior administrative officer of the Company may be relieved of liability for specific breaches of his duty by the informed consent of shareholders given at a general meeting.

(B) Alterations to constitutional documents

The Company may amend its Articles of Association in accordance with the requirements of law, administrative regulation and the Company's Articles of Association.

Amendments to the Company's Articles of Association involving the contents of the Mandatory Provisions shall become effective upon approvals by the companies approving department authorised by the State Council and relevant foreign trade and economics authorities. If there is any change relating to the registered particulars of the Company, application shall be made for registration of the changes in accordance with law.

(C) Variation of rights of existing shares or classes of shares

Rights conferred on any class of shareholders in the capacity of shareholders ("class rights") may not be varied or abrogated unless approved by a special resolution of shareholders in general meeting and by holders of shares of that class at a separate meeting conducted in accordance with the Articles of Association.

The following circumstances shall be deemed to be variation or abrogation of the class rights of a class:

(1) to increase or decrease the number of shares of such class, or increase or decrease the number of shares of class having voting or equity rights or privileges equal or superior to those of the shares of such class;

(2) to effect an exchange of all or part of the shares of such class into shares of another class or to effect an exchange or create a right of exchange of all or part of the shares of another class into the Shares of such class;

(3) to remove or reduce rights to accrued dividends or rights to cumulative dividends attached to shares of such class;

(4) to reduce or remove a dividend preference or a liquidation preference attached to shares of such class;

(5) to add, remove or reduce conversion privileges, options, voting rights, transfer or preemptive rights, or rights to acquire securities of the Company attached to shares of such class;

(6) to remove or reduce rights to receive payment payable by the Company in particular currencies attached to shares of such class;

(7) to create a new class of shares having voting or equity right or privileges equal or superior to those of the shares of such class;

(8) to restrict the transfer or ownership of the shares of such class or add to such restriction;

(9) to allot and issue rights to subscribe for, or convert into, shares in the Company of such class or another class;

(10) to increase the rights or privileges of shares of another class;

(11) to restructure the Company where the proposed restructuring will result in different classes of shareholders bearing a disproportionate burden of such proposed restructuring; and

(12) to vary or abrogate provisions in the Articles of Association.

Shareholders of the affected class, whether or not otherwise having the right to vote at shareholders' general meetings, shall nevertheless have the right to vote at class meetings in respect of matter concerning paragraphs (2) to (8), (11) and (12) above, but interested shareholder(s) (as defined below) shall not be entitled to vote at class meetings.

Resolutions of a class of shareholders shall be passed by votes representing more than two-thirds of the voting rights of shareholders of that class represented at the relevant meeting who are entitled to vote at class meetings.

Written notice of a class meeting shall be given forty-five (45) days before the date of the class meeting to notify all of the shareholders in the share register of the class of the matters to be considered, the date and the place of the class meeting. A shareholder who intends to attend the class meeting shall deliver his written reply concerning attendance at the class meeting to the Company twenty (20) days before the date of the class meeting.

If the number of shares carrying voting rights at the meeting represented by the shareholders who intend to attend the class meeting reaches more than one half of the voting shares at the class meeting, the Company may hold the class meeting; if not, the Company shall within five (5) days notify the shareholders, again by public notice, of the matters to be considered, the date and the place for the class meeting. The Company may then hold the class meeting after such publication of such notice.

Notice of class meetings need only be served on shareholders entitled to vote thereat.

Meetings of any class of shareholders shall be conducted in a manner as similar as possible to that of general meetings of shareholders. The provisions of the Articles of Association relating to the manner of conducting any shareholders' general meeting shall apply to any meeting of a class of shareholders. Holders of domestic-invested shares and foreign-invested shares are deemed to be shareholders of different classes.

The special procedures for voting at a class of shareholders shall not apply in the following circumstances:

(1) where the Company issues, upon the approval by a special resolution of its shareholders in general meeting, either separately or concurrently once every twelve months, not more than 20 per cent. of each of its existing issued domestic-invested shares and Overseas-Listed foreign-invested Shares; or

(2) where the Company's plan to issue domestic-invested shares and Overseas-Listed foreign-invested Shares at the time of its establishment is carried out within fifteen (15) months from the date of approval of the Securities Committee of the State Council.

For the purposes of the class rights provisions of the Articles of Association, the meaning of "interested shareholder(s)" is:

(1) in the case of a repurchase of shares by offers to all shareholders or public dealing on a stock exchange, a "controlling shareholder" within the meaning of the Articles of Association;

(2) in the case of a repurchase of shares by an off-market contract, a holder of the shares to which the proposed contract relates; and

(3) in the case of a restructuring of the Company, a shareholder within a class who bears less than a proportionate burden imposed on that class under the proposed restructuring or who has an interest in the proposed restructuring different from the interest of shareholders of that class.

(D) Resolutions – majority required

Resolutions of shareholders' general meetings shall be divided into ordinary resolutions and special resolutions.

To adopt an ordinary resolution, votes representing more than one half of the voting rights represented by the shareholders (including proxies) present at the meeting must be exercised in favour of the resolution in order for it to be passed.

To adopt a special resolution, votes representing more than two-thirds of the voting rights represented by the shareholders (including proxies) present at the meeting must be exercised in favour of the resolution in order for it to be passed.

(E) Voting rights (generally, on a poll and right to demand a poll)

The ordinary shareholders of the Company have the right to attend or appoint a proxy to attend shareholders' general meetings and to vote thereat. A shareholder (including proxy) when voting at a shareholders' general meeting may exercise voting rights in accordance with the number of shares carrying the right to vote and each share shall have one vote.

At any general meeting of shareholders a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

(1) by the chairman of the meeting;

(2) by at least two shareholders entitled to vote present in person or by proxy; or

(3) by one or more shareholders present in person or by proxy and representing 10 per cent. or more of all shares carrying the right to vote at the meeting.

Unless a poll be so demanded, a declaration by the chairman that a resolution has on a show of hands been carried unanimously, or carried by a particular majority, or lost, and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution. The demand for a poll may be withdrawn by the person who makes such demand.

A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded. On a poll taken at a meeting, a shareholder (including proxy) entitled to two or more votes need not cast all his votes in the same way.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall be entitled to one additional vote.

(F) Requirements for annual general meetings

The Board shall convene an annual shareholders' meeting once each year and within six (6) months from the close of the preceding financial year.

(G) Accounts and audit

The Company shall establish its financial and accounting system and internal audit system in accordance with the laws, administrative regulations and PRC accounting standards formulated by the finance regulatory department of the State Council.

The Board of the Company shall place before the shareholders at every annual general meeting such financial reports as are required by any laws, administrative regulations or directives promulgated by competent regional and central governmental authorities to be prepared by the Company.

The Company's financial reports shall be made available for shareholders' inspection at the Company twenty (20) days before the date of every shareholders' annual general meeting. Each shareholder shall be entitled to obtain a copy of the financial reports.

The financial statements of the Company shall, in addition to being prepared in accordance with PRC accounting standards and regulations, be prepared in accordance with either international accounting standards, or that of the overseas place where the Company's shares are listed. If there is any material difference between the financial statements prepared respectively in accordance with the two accounting standards, such difference shall be stated in an appendix to the financial statements. When the Company is to distribute its after-tax profits, the lower of the after-tax profits as shown in the two financial statements shall be adopted.

Any interim results or financial information published or disclosed by the Company must also be prepared and presented in accordance with PRC accounting standards and regulations, and also in accordance with either international accounting standards or that of the overseas place where the Company's shares are listed.

The Company shall publish its financial reports four times every fiscal year, that is, the interim financial report shall be published within 45 days after the first 3, 6 and 9 month periods respectively of each fiscal year and the annual financial report shall be published within three (3) months after the expiration of each fiscal year.

(H) Notice of meetings and business to be conducted thereat

The shareholders' general meeting is the organ of authority of the Company and shall exercise its functions and powers in accordance with law.

The Company shall not, without the prior approval of shareholders in general meeting, enter into any contract with any person other than a Director, supervisor, general manager, deputy general manager or other senior administrative officer whereby the management and administration of the whole or any substantial part of the business of the Company is to be handed over to such person.

Shareholders' general meetings are divided into annual general meetings and extraordinary general meetings. Shareholders' general meetings shall be convened by the Board.

Under any of the following circumstances, the Board shall convene an extraordinary general meeting within two (2) months:

(1) when the number of directors is less than the number of directors required by the Company Law or two-thirds of the number of directors specified in the Articles of Association;

(2) when the unrecovered losses of the Company amount to one third of the total amount of its share capital;

(3) when shareholder(s) holding 10 per cent. or more of the Company's issued and outstanding shares carrying voting rights request(s) in writing the convening of an extraordinary general meeting;

(4) when deemed necessary by the Board or as requested by the supervisory committee; or

(5) when at least 2 independent Directors request convening of an extraordinary general meeting.

When the Company convenes a shareholders' general meeting, written notice of the meeting shall be given forty-five (45) days before the date of the meeting to notify all of the shareholders in the share register of the matters to be considered and the date and the place of the meeting. A shareholder who intends to attend the meeting shall deliver his written reply concerning the attendance of the meeting to the Company twenty (20) days before the date of the meeting.

When the Company convenes a shareholders' annual general meeting, shareholders holding 5 per cent. or more of the total voting Shares of the Company shall have the right to propose new motions in writing, and the Company shall place matters in the proposed motions within the scope of functions and powers of the shareholders' general meeting on the agenda.

A shareholders' extraordinary general meeting shall not decide on those matters not stated in the notice of meeting.

The Company shall, based on the written replies received twenty (20) days before the date of the shareholders' general meeting from the shareholders, calculate the number of voting shares represented by the shareholders who intend to attend the meeting. If the number of voting shares represented by the shareholders who intend to attend the

meeting reaches one half or more of the Company's total voting shares, the Company may hold the meeting. If not, then the Company shall within five (5) days notify the shareholders again by public notice of the matters to be considered, the place and the date for the meeting. The Company then may hold the meeting after such publication of such notice.

A notice of meeting of shareholders shall comply with the following requirements:

(1) be in writing;

(2) specify the place, the day and the hour of the meeting;

(3) state the matters to be discussed at the meeting;

(4) provide such information and explanation as are necessary for the shareholders to exercise an informed judgment on the proposals before them. Without limiting the generality of the foregoing, where a proposal is made to amalgamate the Company with another, to repurchase shares, to reorganise the share capital, or to restructure the Company in any other way, the terms of the proposed transaction must be provided in detail together with copies of the proposed agreement, if any, and the cause and effect of such proposal must be properly explained;

(5) contain a disclosure of the nature and extent, if any, of the material interests of any Director, supervisor, general manager, deputy general manager or other senior administrative officer in the transaction proposed and the effect of the proposed transaction on them in their capacity as shareholders in so far as it is different from the effect on the interests of the shareholders of the same class;

(6) contain the full text of any special resolution proposed to be moved at the meeting;

(7) contain conspicuously a statement that a shareholder entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of him and that a proxy need not be a shareholder; and

(8) specify the delivery time and place for lodging proxy forms for the relevant meeting.

Notice of shareholders' general meeting shall be served on the shareholders (whether or not entitled to vote at the meeting), by delivery or prepaid mail to their addresses as shown in the register of shareholders. For the holders of Domestic Shares, notice of the meetings may be issued by way of public notice.

The public notice shall be published in one or more newspapers designated by the securities governing authority of the State Council within the interval between forty-five (45) days and fifty (50) days before the date of the meeting. After the publication of such notice, the holders of domestic-invested Shares shall be deemed to have received the notice of the relevant shareholders' general meeting. The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

When the Company convenes a shareholders' annual general meeting, shareholders holding 5 per cent. or more of the total voting shares of the Company shall have the right to propose new motions in writing, and the Company shall place those matters in the proposed motions within the scope of functions and powers of the shareholders' general meeting on the agenda.

The following matters shall be resolved by an ordinary resolution at a shareholders' general meeting:

(1) work reports of the Board and the supervisory committee;

(2) plans formulated by the Board for the distribution of profits and for making up losses;

(3) removal of the members of the Board and members of the supervisory committee, their remuneration and method of payment;

(4) annual preliminary and final budgets, balance sheets and profit and loss accounts and other financial statements of the Company; and

(5) matters other than those required by the laws and administrative regulations or by the Articles of Association to be adopted by special resolution.

The following matters shall be resolved by a special resolution at a shareholders' general meeting:

(1) the increase or decrease of share capital and the issue of shares of any class, warrants and other similar securities;

(2) the issue of debentures of the Company;

(3) the division, merger, dissolution and liquidation of the Company;

(4) amendments to the Articles of Association; and

(5) any other matters considered by the shareholders' general meeting, by way of an ordinary resolution, to be of a nature which may have a material impact on the Company and should be adopted by a special resolution.

(I) Transfer of shares

All the fully paid-up H Shares can be freely transferred in accordance with the Articles of Association. However, the Board may refuse to recognise any instrument of transfer without giving any reason, unless:

(1) a fee (for each instrument of transfer) of HK$2.50 or any higher fee as agreed by the Stock Exchange has been paid to the Company for registration of any transfer or any other document which is related to or will affect ownership of or change of ownership of the shares;

(2) the instrument of transfer only involves H Shares;

(3) the stamp duty chargeable on the instrument of transfer has been paid;

(4) the relevant share certificate and, upon the reasonable request of the Board, any evidence in relation to the right of the transferor to transfer the shares has been submitted;

(5) if it is intended to transfer the shares to joint owners, then the maximum number of joint owners shall not exceed four; and

(6) the Company does not have any lien on the relevant shares.

The alteration and rectification of each part of the share register shall be carried out in accordance with the laws of the place where the register is maintained.

No changes in the shareholders' register due to the transfer of shares may be made within thirty (30) days before the date of a shareholders' general meeting or within five (5) days before the record date for the Company's distribution of dividends.

(J) Power of the Company to purchase its own shares

In accordance with the provisions of the Articles of Association, the Company may reduce its registered share capital.

The Company may, with approval according to the procedures provided in the Articles of Association and subject to the approval of the relevant governing authority of the State, repurchase its issued shares under the following circumstances:

(1) cancellation of shares for the reduction of its capital;

(2) merging with another company that holds shares in the Company; and

(3) other circumstances permitted by laws and administrative regulations.

The Company may, with the approval of the relevant State governing authority for repurchasing its shares, conduct the repurchase in one of the following ways:

(1) making a pro rata general offer of repurchase to all of its shareholders;

(2) repurchase shares through public dealing on a stock exchange; or

(3) repurchase by an off-market agreement.

Where the Company repurchases its shares by an off-market agreement, the prior sanction of shareholders shall be obtained in accordance with the Articles of Association. The Company may release, vary or waive its rights under a contract so entered into by the Company with the prior approval of shareholders obtained in the same manner.

A contract to repurchase shares includes (without limitation) an agreement to become obliged to repurchase or an acquisition of the right to repurchase shares of the Company. Rights of the Company under a contract to repurchase its shares are not capable of being assigned.

Shares repurchased in accordance with law by the Company shall be cancelled within the period prescribed by laws and administrative regulations, and the Company shall apply to the original companies registration authority for registration of the change of its registered shares capital. The amount of the Company's registered shares capital shall be reduced by the aggregate par value of those cancelled shares.

Unless the Company is in the course of liquidation, it must comply with the following provisions in relation to repurchase of its issued shares:

(1) where the Company repurchases shares of the Company at par value, payment shall be made out of book surplus distributable profits of the Company or out of proceeds of a fresh issue of shares made for that purpose;

(2) where the Company repurchases shares of the Company at a premium to its par value, payment up to the par value shall be made out of the book surplus distributable profits of the Company or out of the proceeds of a fresh issue of shares made for that purpose. Payment of the portion in excess of the par value shall be effected as follows:

(i) if the shares being repurchased were issued at par value, payment shall be made out of the book surplus distributable profits of the Company; or

(ii) if the shares being repurchased were issued at a premium to its par value, payment shall be made out of the book surplus distributable profits of the Company or out of the proceeds of a fresh issue of shares made for that purpose, provided that the amount paid out of the proceeds of the fresh issue shall not exceed the aggregate of premiums received by the Company on the issue of the shares repurchased nor the current amount of the Company's share premium account (including the premiums on the fresh issue);

(3) payment by the Company in consideration of the following shall be made out of the Company's distributable profits:

(i) acquisition of rights to repurchase shares of the Company;

(ii) variation of any contract to repurchase Shares of the Company; and

(iii) release of any of the Company's obligation under any contract to repurchase shares of the Company; and

(4) after the Company's registered shares capital has been reduced by the total par value of the cancelled shares in accordance with the relevant provisions, the amount deducted from the distributable profits of the Company for payment up the par value portion of the shares repurchased shall be transferred to the Company's share premium account.

(K) Power for any subsidiary of the Company to own shares

There are no provisions in the Articles of Association preventing ownership of shares by a subsidiary.

(L) Dividends and other method of profit distribution

The Company may distribute dividends in the following manner:

(1) cash; or

(2) shares.

Dividends or other payments declared by the Company to be payable to holders of domestic-invested Shares shall be declared and calculated in Renminbi, and paid in Renminbi. Those payable to holders of foreign-invested Shares shall be declared and calculated in Renminbi, and paid in foreign currency.

The Company shall appoint receiving agents on behalf of the H Shares to receive on behalf of such shareholders dividends declared and all other monies owing by the Company in respect of their shares. The receiving agents appointed on behalf of holders of the H Shares shall be a company registered as a trust company under the Trustee Ordinance of Hong Kong.

(M) Proxies

Any shareholder entitled to attend and vote at a meeting of the Company shall be entitled to appoint one or more other persons (whether a shareholder or not) as his proxy to attend and vote on his behalf, and a proxy so appointed shall:

(1) have the same right as the shareholder's to speak at the meeting;

(2) have authority to demand or join in demanding a poll; and

(3) have the right to vote by hand or on a poll, but a proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

The instrument appointing a proxy shall be in writing under the hand of the appointer or his attorney duly authorised in writing, or if the appointer is a legal entity either under seal or under the hand of a director or attorney duly authorised. The instrument appointing a voting proxy and, if such instrument is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, shall be deposited at the residence of the Company or at such other place as is specified for that purpose in the

notice convening the meeting, not less than twenty-four (24) hours before the time for holding the meeting at which the proxy proposes to vote or the time appointed for the passing of the resolution.

If the appointor is a legal entity, its legal representative or such person as is authorised by resolution of its board of directors or other governing body to act as its representative may attend at any meeting of shareholders of the Company.

Any form issued to a shareholder by the Directors for use by him for appointing a proxy to attend and vote at meeting of the Company shall be such as to enable the shareholder, according to his intention, to instruct the proxy to vote in favour of or against each resolution dealing with business to be transacted at the meeting. Such a form shall contain a statement that in the absence of instructions by the shareholder the proxy may vote as he thinks fit.

A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or loss of capacity of the appointor or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Shares in respect of which the proxy is given, provided that no notice in writing of such death, insanity, revocation or transfer as aforesaid shall have been received by the Company at its residence before the commencement of the meeting at which proxy is used.

(N) Calls on shares and forfeiture of shares

There are no provisions in the Articles of Association relating to the making of calls on shares or for the forfeiture of shares.

(O) Rights of shareholders (including inspection of register)

The ordinary shareholders of the Company shall enjoy the following rights:

(1) the right to dividends and other distributions in proportion to the number of shares held;

(2) the right to attend or appoint a proxy to attend shareholders'' general meetings and to vote thereat;

(3) the right of supervisory management over the Company's business operations, and the rights to present proposals or enquiries;

(4) the right to transfer shares in accordance with laws, administrative regulations and provisions of the Articles of Association;

(5) the right to obtain relevant information in accordance with the provisions of the Articles of Association, including:

(i) the right to obtain a copy of the Articles of Association, subject to payment of the cost of such copy;

(ii) the right to inspect and copy, subject to payment of a reasonable charge,:

(a) all parts of the register of shareholders;

(b) personal particulars of each of the Company's directors, supervisors, general manager, deputy general managers and other senior administrative officers as follows:

(aa) present name and alias and any former name or alias;

(bb) principal address (residence);

(cc) nationality;

(dd) primary and all other part-time occupations; and

(ee) identification document and its number;

(c) state of the Company's share capital;

(d) reports showing the aggregate par value, quantity, maximum and minimum price paid in respect of each class of shares repurchased by the Company since the end of the last accounting year and the aggregate amount incurred by the Company for this purpose; and

(e) minutes of shareholders' general meetings;

(6) in the event of the termination or liquidation of the Company, to participate in the distribution of remaining assets of the Company in accordance with the number of shares held; and

(7) other rights conferred by laws, administrative regulations and the Articles of Association.

(P) Quorum for meetings and separate class meetings

The Company may convene a shareholders' general meeting where the number of voting shares represented by those shareholders from whom the Company has received, twenty (20) days before the meeting, notices of intention to attend the meeting reaches one half or more of the Company's voting share; or, if not, the Company shall notify the shareholders again by an announcement on the proposed topics, date and place of the meeting within 5 days. After such an announcement, the Company may convene the meeting.

The Company may convene a class meeting where the number of voting shares represented by those shareholders from whom the Company has received, twenty (20) days before the meeting, notices of intention to attend the meeting reaches one half or more of the total number of voting Shares of that class; or, if not, the Company shall notify the shareholders again by an announcement on the proposed topics, date and place of the meeting within 5 days. After such an announcement, the Company may convene the meeting.

(Q) Rights of the minorities in relation to fraud or oppression

In addition to obligations imposed by laws, administrative regulations or required by the stock exchange on which shares of the Company are listed, a controlling shareholder shall not exercise his shareholder's rights in respect of the following matters in a manner prejudicial to the interests of the shareholders generally or of some part of the shareholders of the Company:

(1) to relieve a Director or supervisor of his duty to act honestly in the best interests of the Company;

(2) to approve the expropriation by a Director or supervisor (for his own benefit or for the benefit of another person), in any guise, of the Company's assets, including (without limitation) opportunities beneficial to the Company; or

(3) to approve the expropriation by a director or supervisor (for his own benefit or for the benefit of another person) of the individual rights of other shareholders, including (without limitation) rights to distributions and voting rights save pursuant to a restructuring submitted to shareholders for approval in accordance with the Articles.

For these purposes, a "controlling shareholder" means a person who satisfies any one of the following conditions:

(1) he alone, or acting in concert with others, has the power to elect more than half of the Board;

(2) he alone, or acting in concert with others, has the power to exercise or to control the exercise of 30 per cent. or more of the voting rights in the Company;

(3) he alone, or acting in concert with others, holds 30 per cent. or more of the issued and outstanding shares of the Company; or

(4) he alone, or acting in concert with others, in any other manner controls the Company in fact.

See also "Variation of rights of existing shares or classes of shares" above.

(R) Procedures on liquidation

The Company shall be dissolved and liquidated upon the occurrence of any of the following events:

(a) a resolution for dissolution is passed by shareholders at a general meeting;

(b) dissolution is necessary due to a merger or division of the Company;

(c) the Company is legally declared bankrupt due to its failure to repay debts due; or

(d) the Company is ordered to close down because of its violation of laws and administrative regulations.

Where the Board proposes to liquidate the Company due to causes other than where the Company has declared that it is insolvent, the board shall include a statement in its notice convening a shareholders' general meeting to consider the proposal to the effect that, after making full inquiry into the affairs of the Company, the Board is of the opinion that the Company will be able to pay its debts in full within twelve (12) months from the commencement of the liquidation.

Upon the passing of the resolution by the shareholders in general meeting for the liquidation of the Company, all functions and powers of the Board shall cease.

The liquidation committee shall act in accordance with the instructions of the shareholders' general meeting to make a report at least once every year to the shareholders' general meeting on the committee's receipts and payments, the business of the Company and the progress of the liquidation and to present a final report to the shareholders' general meeting on completion of the liquidation.

(S) Other provisions material to the Company or its shareholders

(i) General provisions

The Company is a joint stock limited company in perpetual existence.

From the date of the Articles of Association becoming effective, the Articles of Association constitute a legally binding document regulating the Company's organisation and activities, and the rights and obligations between the Company and each shareholder and among the shareholders inter se.

The Company may invest in other limited liability companies or joint stock limited companies. The Company's liabilities to an investee company shall be limited to the amount of its capital contribution to such investee company.

Upon approval of the companies approving department authorised by the State Council, the Company may, according to its need of operation and management, operate as a holding company.

The Company may, based on its requirements for operation and development and in accordance with the relevant provisions of the Articles of Association, approve an increase of capital.

The Company may increase its capital in the following ways:

(1) offering fresh Shares to non-specially-designated investors for subscription;

(2) placing fresh Shares to its existing shareholders;

(3) distributing fresh Shares to its existing shareholders by way of bonus issues; and

(4) any other way permitted by law and administrative regulations.

The Company's increase of capital by issuing fresh Shares shall, after being approved in accordance with the provisions of the Articles of Association, be conducted in accordance with the procedures stipulated by relevant laws and administrative regulations.

Unless otherwise provided by law or administrative regulation, shares in the Company are freely transferable and are not subject to any lien.

When the Company reduces its registered shares capital, it must draw up a balance sheet and an inventory of assets. The Company shall notify its creditors within ten (10) days of the date of the Company's resolution for reduction of shares capital and shall publish a notice in a newspaper at least three times within thirty (30) days of the date of such resolution. A creditor has the right within thirty (30) days of receiving the notice from the Company or, in the case of a creditor who does not receive the notice, within ninety (90) days of the date of the first public notice, to demand the Company to repay its debts or provide a corresponding guarantee for such debt. The Company's registered capital after reduction shall not be less than the statutory minimum amount.

The ordinary shareholders of the Company shall assume the following obligations:

(1) to abide by the Articles of Association;

(2) to pay subscription monies according to the number of shares subscribed and the method of subscription; and

(3) other obligations imposed by laws, administrative regulations and the Articles of Association.

Shareholders are not liable to make any further contribution to the share capital other than as agreed by the subscriber of the relevant shares on subscription.

(ii) Secretary of the Board

The secretary of the Company's Board shall be a natural person who has the requisite professional knowledge and experience, and shall be appointed by the Board. His primary responsibilities are to ensure that:

(1) the Company has complete organisational documents and records;

(2) the Company, in accordance with law, prepares and delivers those reports and documents required by authorities entitled thereto; and

(3) the Company's registers of shareholders are properly maintained, and that persons entitled to the Company's records and documents are furnished with such records and documents without delay.

(iii) Supervisory Committee

The Company shall have a supervisory committee. The Directors, general manager, deputy general managers, deputy and financial controller shall not act concurrently as supervisors. The supervisory committee shall be composed of five supervisors. The term of office of supervisors shall be three years, renewable upon re-election and re-appointment.

The supervisory committee shall have one chairman who shall be elected or removed with the consent of two-thirds or more of the members of the supervisory committee. The term of office of the general manager shall be three years, renewable upon re-election and re-appointment. The supervisory committee shall comprise four representatives of shareholders who shall be elected or removed by the shareholders in general meeting and one representative of staff and workers of the Company who shall be elected or removed democratically by the staff and workers. External supervisors shall constitute half of the members of the supervisory committee and it shall have two independent supervisors. "External supervisors" means those supervisors who take up no position in the Company. External supervisors shall have power to report to the shareholders in general meeting any matter in relation to the good faith, diligence and other performance of the managerial officers of the Company.

The supervisory committee shall be accountable to the shareholders' general meeting and exercise the following powers in accordance with law:

(1) to examine the Company's financial situation;

(2) to examine whether the Directors, general manager, deputy general managers and other officers act in contradiction with the laws, administrative regulations and the Articles of Association;

(3) to demand rectification from a Director, the manager or any other officer when the acts of such persons are harmful to the Company's interest;

(4) to verify the financial information such as the financial report, business report and plans for distribution of profits to be submitted by the Board to the shareholders' general meetings and, should any queries arise, to authorise, in the name of the Company, a re-examination by the certified public accountants and practising auditors of the Company for the time being;

(5) to propose to convene a shareholders' extraordinary general meeting;

(6) to represent the Company in negotiation with or bringing an action against a Director; and

(7) to exercise other powers specified in the Articles of Association.

Members of the supervisory committee shall be present at meetings of the Board.

(iv) General manager of the Company

The Company shall have one general manager, who shall be appointed and dismissed by the Board. The Company shall have a number of vice-manager who shall assist the president in his work. The term of office of the vice-manager is three (3) years and renewable upon re-election and re-appointment.

The general manager shall be accountable to the Board and exercise the following powers:

(1) to be in charge of the Company's production, operation and management and to organise the implementation of the resolutions of the Board;

(2) to organise the implementation of the Company's annual business plan and investment plan;

(3) to draft plans for the establishment of the Company's internal management structure;

(4) to draft the Company's basic management system;

(5) to formulate basic rules and regulations for the Company;

(6) to propose the appointment or dismissal of the Company's vice-manager(s) and the financial controller;

(7) to appoint or dismiss management personnel other than those required to be appointed or dismissed by the Board;

(8) to determine rewards and punishments, promotion and demotion, increase and decrease of salaries, recruitment, appointment, termination of employment and dismissal of the staff and workers of the Company;

(9) to, as authorised by the Board, represent the Company in important external business transaction; and

(10) to exercise other powers conferred by the Articles of Association and the Board.

The general manager and vice-manager shall be present at meetings of the Board. However, the president or the vice-manager has no voting rights at the meetings unless he is also a Director.

The general manager and vice-manager, in performing their functions and powers, shall act honestly and diligently and in accordance with laws, administrative regulations and the Articles of Association.

(v) Board

The Board is responsible to the shareholders' general meeting and exercises the following powers:

(1) to be responsible for the convening of the shareholders' general meeting and to report on its work to the shareholders' general meeting;

(2) to implement the resolutions of the shareholders' general meetings;

(3) to decide on the Company's business plans and investment plans;

(4) to formulate the Company's proposed annual preliminary and final financial budget;

(5) to formulate the Company's profit distribution plan and plan for recovery of losses;

(6) to formulate proposals for increases or reductions of the Company's registered share capital and the issue of corporate debentures;

(7) to draw up plans for the merger, division or dissolution of the Company;

(8) to decide on the establishment of the Company's internal management structure;

(9) to appoint or dismiss the Company's general manager, and pursuant to the president's nominations to appoint or dismiss the vice-manager and financial controller of the Company and decide on their remuneration;

(10) to formulate the Company's basic management system;

(11) to formulate proposals for any amendments of the Company's Articles of Association;

(12) to exercise the borrowing and financial powers of the Company and to decide the mortgage, lease, contracting or transfer of the Company's assets on condition of compliance of applicable laws, regulations and the Articles, and to authorise the general manager or deputy general managers to exercise the aforesaid powers within specified scopes; and

(13) to exercise any other powers designated by the shareholders in general meeting or conferred by the Articles of Association.

Except the Board's resolutions in respect of the matters specified in the above paragraphs (6), (7) and (11), which shall be passed by two-thirds or more of the Directors, the Board resolutions in respect of all other matters may be passed by more than one half of the directors.

Meetings of the Board shall be held at least twice every year and convened by the chairman of the Board. Notice of the meeting shall be served on all of the Directors fifteen (15) days before the date of the meeting. In case of any urgent matters, upon requisition by the general manager or more than one-third (inclusive) of the board of Directors, an extraordinary meeting of the Board may be held.

Meetings of the Board shall be held only if more than half of the Directors are present. Each Director shall have one vote. Where the number of votes cast for and against a resolution are equal, the chairman of the Board shall have a casting vote. If one-fourths of the Directors or 2 external Directors consider the information required for the matters to be resolved is not sufficient or not clear, they may adjourn the Board Meeting or adjourn such matter to be discussed at the Board Meeting and the Board shall adopt them.

Where a Director is interested in any resolution proposed at a Board meeting, such Director shall not be present and shall not have a right to vote. Such Director shall not be counted in the quorum of the relevant meeting.

(vi) Accounts and Audit

(1) Appointment of accountants' firm

The Company shall appoint an independent firm of certified public accountants which is qualified under the relevant regulations of the State to audit the Company's annual report and review the Company's other financial reports. The first certified public accountants' firm of the Company may be appointed by the inaugural meeting of the Company before the first annual general meeting and the certified public accountants'' firm so appointed shall hold office until the conclusion of the first annual general meeting. If the inaugural meeting fails to exercise its powers under the preceding paragraph, those powers shall be exercised by the Board.

The certified public accountants' firm appointed by the Company shall hold office from the conclusion of the annual general meeting of shareholders at which the appointment is made until the conclusion of the next annual general meeting of shareholders.

Before the convening of the shareholders' general meeting, the Board may fill any casual vacancy in the office of the certified public accountants' firm, but while any such vacancy continues, the surviving or continuing firm, if any, may act.

The shareholders in general meeting may, by ordinary resolution, remove a certified public accountants' firm before the expiration of its term of office, notwithstanding the stipulations in the contract between the Company and the firm, but without prejudice to the firm's right to claim, if any, for damages in respect of such removal.

The remuneration of a certified public accountants' firm or the manner in which such firm is to be remunerated shall be determined by the shareholders in general meeting. The remuneration of a certified public accountants' firm appointed by the Board shall be determined by the Board.

(2) Change and removal of accountants' firm

The Company's appointment of, removal of and non-reappointment of a certified public accountants' firm shall be resolved by shareholders in general meeting. The resolution of the shareholders' general meeting shall be filed with the securities governing authority of the State Council.

Where it is proposed that any resolution be passed at a shareholders' general meeting concerning the appointment of a certified public accountants' firm which is not an incumbent firm to fill a casual vacancy in the office of the certified public accountants' firm re-appointment of a retiring certified public accountants' firm which was appointed by the Board to fill a casual vacancy, or removal of the certified public accountants' firm before the expiration of its term of office, the following provisions shall apply:

(1) A copy of the proposal shall be sent before notice of meeting is given to the shareholders to the firm proposed to be appointed or proposing to leave its post or the firm which has left its post (leaving includes leaving by removal, resignation and retirement).

(2) If the firm leaving its post makes representations in writing and requests the Company to notify such representations to the shareholders, the Company shall (unless the representations are received too late):

(i) in any notice of the resolution given to shareholders, state the fact of the representations having been made; and

(ii) attach a copy of the representations to the notice and deliver it to the shareholders in the manner stipulated in the Articles of Association.

(3) If the firm's representations are not sent in accordance with the preceding paragraph, the relevant firm may require that the representations be read out at the meeting and may lodge further complaints.

(4) A certified public accountants' firm which is leaving its post shall be entitled to attend:

(i) the shareholders' general meeting at which its term of office would otherwise have expired;

(ii) any shareholders' general meeting at which it is proposed to fill the vacancy caused by its removal; and

(iii) any shareholders' general meeting convened on its resignation;

and to receive all notices of, and other communications relating to, any such meetings, and to speak at any such meeting in relation to matters concerning its role as the former certified public accountants' firm of the Company.

(3) Resignation of accountants' firm

Where the certified public accountants' firm resigns its post, it shall make clear to the shareholders' general meeting whether there has been any impropriety on the part of the Company.

Any certified public accountants' firm may resign its office by depositing at the Company's legal residence a resignation notice which shall become effective on the date of such deposit or on such later date as may be stipulated in such notice. Such notice shall include the following:

(1) a statement to the effect that there are no circumstances connected with its resignation which it considers should be brought to the notice of the shareholders or creditors of the Company; or

(2) a statement of any such circumstances.

Where a notice is deposited under the preceding paragraph, the Company shall within fourteen (14) days send a copy of the notice to the relevant governing authority. If the notice contains a statement under the preceding paragraph (2), a copy of such statement shall be placed at the Company's residence for shareholders' inspection. The Company shall also send a copy of such statement by prepaid mail to every holder of H Shares at the address registered in the register of shareholders.

Where the certified public accountants' firm's notice of resignation contains a statement of any circumstance which should be brought to the notice of the shareholders or creditors of the Company, it may require the board of directors to convene a shareholders' extraordinary general meeting for the purpose of receiving an explanation of the circumstances connected with its resignation.

(vii) Dispute resolution

Whenever any disputes or claims arising between holders of the overseas-listed foreign-invested Shares and the Company, holders of the overseas-listed foreign-invested Shares and the Company's Directors, supervisors, general manager, deputy general managers or other senior administrative officers, or holders of the overseas-listed foreign-invested Shares and holders of domestic-invested Shares, based on the Articles of Association or any rights or obligations conferred or imposed by the Company Law or any other relevant laws and administrative regulations concerning the affairs of the Company, such disputes or claims shall be referred by the relevant parties to arbitration.

A claimant may elect arbitration at either the China International Economic and Trade Arbitration Commission in accordance with its rules or the Hong Kong International Arbitration Centre in accordance with its Securities Arbitration Rules. Once a claimant refers a dispute or claim to arbitration, the other party must submit to the arbitral body elected by the claimant.

If a claimant elects arbitration at Hong Kong International Arbitration Centre, any party to the dispute or claim may apply for a hearing to take place in Shenzhen in accordance with the Securities Arbitration Rules of the Hong Kong International Arbitration Centre.

If any disputes or claims of rights mentioned the paragraph (1) are referred to arbitration, the laws of the People's Republic of China shall apply, save as otherwise provided in laws and administrative regulations.

Where a dispute or claim of rights is referred to arbitration, the entire claim or dispute must be referred to arbitration, and all persons who have a cause of action based on the same facts giving rise to the dispute or claim or whose participation is necessary for the resolution of such dispute or claim, shall abide by the arbitration provided that such person is the Company or the Company's shareholder, director, supervisor, general manager, deputy general manager or other officer. Disputes in relation to the identification of shareholders and disputes in relation to the share register need not be referred to arbitration.

The award of an arbitration body shall be final and conclusive and binding on all parties.

A. FURTHER INFORMATION ABOUT THE COMPANY

(1) The Company was established in the PRC under the Company Law as a Sino-foreign joint stock limited liability company on 29th March, 2000 with Jade Bird Software, Beijing Tianqiao, Jade Bird, Yu Huan, Dynamic Win, Dragon Air Investments Limited, New View Venture Limited, Hinet Company Limited and Asian Technology Investment Company Limited as the promoters. The Company has established a place of business at Unit 02, 7th Floor, Asia Pacific Centre, 8 Wyndham Street, Central, Hong Kong and has submitted an application to the Registrar of Companies in Hong Kong to be registered as an oversea company in Hong Kong under Part XI of the Companies Ordinance. Such application contains a notice of the appointment of Ms. Yang Chau Ming at 6th Floor, 287 Yu Chau Street, Shumshuipo, Kowloon, Hong Kong as the agent of the Company for the acceptance of service of process in Hong Kong.

(2) At the time of its establishment, the Company's registered capital was Renminbi 70,000,000 divided into 70,000,000 Promoters Shares of nominal value of Renminbi 1.00 each, all of which were held and paid up as follows:–

Promoters	Number of Promoters Shares held by each Promoter	Approximate percentage of shareholding of each Promoter*
Jade Bird Software	11,000,000	15.72%
Beijing Tianqiao	7,500,000	10.71%
Yu Huan	8,500,000	12.14%
Jade Bird	4,000,000	5.71%
Dynamic Win	22,000,000	31.43%
Dragon Air Investments Limited	3,000,000	4.29%
Hinet Company Limited	2,000,000	2.86%
Asian Technology Investment Company Limited	5,000,000	7.14%
New View Venture Limited	7,000,000	10%

* *Shareholding percentages have been rounded to the nearest two decimal places*

(3) The establishment of the Company involved, among other matters, the following procedures and approvals:

(a) Written resolutions of all the Promoters dated 4th January, 2000 approving, among other things, the commencement of the procedures relating to the establishment of the Company and the payment of Renminbi or foreign currencies as contributions by the respective promoters to the capital of the Company;

(b) An approval ((京)企名預核)(外)字〔2000〕第10160973號) dated 18th February, 2000 by the Beijing Municipal Administration for Industry and Commerce for the approval for use of the Company's name;

(c) An approval (財管字〔2000〕23號) dated 31st January, 2000 by the Ministry of Finance concerning, among other matters, the net asset/share capital conversion ratio in respect of the registered capital to be paid up by the Promoters into the Company and the management plan of the State-owned Shares in the Company;

(d) An approval (外經貿資函字第121號) dated 22nd February, 2000 by the Ministry of Foreign Trade and Economic Co-operation on the establishment of the Company by its 9 Promoters;

(e) An approval (外經貿資審字〔2000〕0012號) dated 25th February, 2000 by the Ministry of Foreign Trade and Economic Co-operation approving the establishment of the Company as a foreign investment enterprise;

(f) Resolutions dated 16th March, 2000 of the inaugural meeting of the Company resolving, among other matters, the establishment of the Company, the adoption of the old articles of association and the appointment of the Directors and the Supervisors of the Company;

(g) A Business Licence dated 29th March, 2000 issued by the State Administration for Industry and Commerce relating to the establishment of the Company as a Sino-foreign joint stock limited liability company and as a separate legal entity;

(h) An approval (証監發行字〔2000〕52號) dated 30th April, 2000 by the CSRC authorising the Company to apply for listing on the GEM of the Stock Exchange.

2. Changes in share capital

Upon the establishment of the Company on 29th March, 2000, its registered share capital was RMB70,000,000 divided into 70,000,000 Promoters Shares of RMB1 each, all of which were paid up by cash as to RMB22,000,000 by Dynamic Win, RMB11,000,000 by Jade Bird Software, RMB8,500,000 by Yu Huan, RMB7,500,000 by Beijing Tianqiao, RMB4,000,000 by Jade Bird, RMB5,000,000 by Asian Technology Investment Company Limited, RMB2,000,000 by Hinet Company Limited, RMB3,000,000 by Dragon Air Investments Limited and RMB7,000,000 by New View Venture Limited.

Save as aforesaid, there has been no alteration in the share capital of the Company since its establishment. Upon completion of the Placing, but without taking into account any H Shares (not exceeding 2,400,000 H Shares) which may be issued by the Company pursuant to the Over-allotment Option, the total share capital of the Company will increase to RMB94,000,000.

3. Proceedings at the Company's extraordinary general meetings on 15th April, 2000, 5th July, 2000 and 15th July, 2000.

At an extraordinary general meeting of the Company held on 15th April, 2000, the following resolutions, among other resolutions, were passed by the shareholders of the Company pursuant to which the Company's Articles of Association was adopted. At another extraordinary general meeting of the Company held on 5th July, 2000, which was supplemented by an extraordinary general meeting of the Company held on 15th July, 2000, the following resolutions, among other resolutions, were passed by the shareholders of the Company pursuant to which:

(a) the Company's Articles of Association was amended and ratified;

(b) conditional upon:

(i) the Listing Committee of the GEM Board of the Stock Exchange granting the listing of and permission to deal in the H Shares to be issued under the Placing (including the additional H Shares which may be made available pursuant to the Over-allotment Option); and

(ii) the obligations of the Placing Underwriters under the Placing and Underwriting Agreement becoming unconditional and not being terminated in accordance with the terms or otherwise,

the Placing was approved and the Directors were authorised to issue the H Shares under the Placing (including the additional H Shares which may be issued upon the exercise of the Over-allotment Option); and

(c) conditional upon:

(i) the Listing Committee of the GEM Board of the Stock Exchange granting approval of the Share Option Scheme and the grant of options to subscribe for and the listing of, and permission to deal in, the H Shares falling to be issued pursuant to the exercise of any such option granted under the Share Option Scheme; and

(ii) the obligations of the Placing Underwriters under the Placing and Underwriting Agreement becoming unconditional and not being terminated in accordance with the terms or otherwise,

the rules of the Share Option Scheme were approved and adopted and the Directors were authorised to grant options to subscribe for H Shares thereunder and to issue H Shares pursuant to the exercise of any options granted under the Share Option Scheme.

(d) Pursuant to a resolution passed by the shareholders of the Company on the same date, the board of Directors was authorised to apply to the CSRC for repurchase of and was authorised by the Promoters to repurchase the H Shares to be issued by the Company (including H Shares which may be issued upon the exercise of the Over-allotment Option) up to 10 per cent. of the total amount of the H Shares. Further, upon approval by the CSRC and before any H Shares may be repurchased, the board of Directors will have to obtain a general unconditional mandate (the "Repurchase Mandate") from the holders of the H Shares (including the H Shares which may be issued upon the exercise of the Over-allotment Option) authorizing any repurchase by the Company of H Shares on the Stock Exchange or on any other stock exchange on which the securities of the Company may be listed and which is recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, of up to 10 per cent. of the total amount of H Shares of the Company to be issued in the Placing (including the H Shares which may be issued under the Over-allotment Option).

(e) Pursuant to a resolution passed by the shareholders of the Company on the same date and subject to and conditional upon approval of the resolution by the CSRC, a mandate was given to the board of Directors:

(i) to place and/or issue Domestic Shares and/or H Shares within a period of twelve (12) months from the date of the resolution provided that the number of Domestic Shares and/or H Shares to be placed and/or issued shall not exceed 20 per cent. of the numbers of Domestic Shares and H Shares separately then in issue ("20 per cent. Limit");

(ii) to decide within the 20 per cent. Limit the number of Domestic Shares and/or H Shares to be placed and/or issued and to deal with matters arising out of and incidental to such placement and/or issue of new Shares; and

(iii) to make such necessary amendments to articles 17, 18 and 21 of the Articles of Association to reflect changes in the share capital of the Company arising out of such placement and/or issue of Shares;

such mandate to remain in effect for a period of twelve (12) months from the date of passing of the resolution or until the revocation or variation of the mandate by a special resolution of the holders of the Shares.

B. THE REORGANISATION

(1) The Reorganisation

(a) The Company was established as a joint stock limited liability company under the Company Law on 29th March, 2000. Its Promoters include the Four Domestic Promoters (namely, Beijing Tianqiao, Jade Bird, Yu Huan and Jade Bird Software, which are under the common control of Peking University), and five other promoters who are foreign investors, namely, New View Venture Limited, Asian Technology Investment Company Limited, Dragon Air Investments Limited, Dynamic Win and Hinet Company Limited.

(b) Under the Company Law, a joint stock limited liability company is required to have at least five promoters with a minimum authorized share capital of not less than RMB10 million. For the purposes of establishment of the Company and the introduction of strategic investors into the Company, the Four Domestic Promoters contributed businesses and cash through the Reorganisation and the remaining five Promoters, who are foreign investors, contributed cash towards the authorized share capital of the Company.

(c) The registered capital of the Company to be paid-up by the Promoters was RMB70,000,000. Through the Reorganisation, the Four Domestic Promoters contributed an aggregate of RMB31,000,000 to the registered capital of the Company. The Predecessor Entities (that is, the Four Domestic Promoters (excluding Jade Bird Software) plus the Factory) firstly paid up an aggregate of RMB20,000,000 in cash and then contributed the businesses to be carried on by the Company valued at 31st December, 1999 at approximately RMB18.8 million for the return of the same amount to the Predecessor Entities. Contributions and transfers of the businesses for the return of cash were carried out on 17th April, 2000 upon completion of the valuation of such businesses on 15th April, 2000. Jade Bird Software separately

contributed a sum of RMB11,000,000 in cash towards its share of the capital contribution to the Company. Particulars of the businesses transferred by the Predecessor Entities to the Company are as follows:

Business/assets transferred	Transferor	Consideration
All business, assets, liabilities and technological information and materials relating to GPS technology and related products of Beijing Tianqiao (subject to retention by the transferor of the GPS technology applying 230m frequency band)	Beijing Tianqiao	RMB3,519,250
All business, assets, liabilities and technological information and materials relating to JB-SG2 and related products of Jade Bird	Jade Bird	RMB2,724,765
All business, assets, liabilities and technological information and materials relating to ASIC of Yu Huan	Yu Huan	RMB10,194,882
All business, assets, liabilities and technological information and materials relating to Smart Card Application System and WFAS of the Factory	the Factory	RMB2,387,465

(d) Upon completion of the Reorganisation, the other five Promoters, who are foreign investors, contributed an aggregate of RMB39,000,000 in cash towards the capital of the Company. By a capital verification report dated 17th April, 2000, the registered capital of the Company was verified as having been fully paid up.

(e) To support the Company's business operations after the Reorganisation, the following equipment/software/trademarks were leased/licensed to or from the Company by the following lessors/licensors or to the following lessees respectively with effect from 17th April, 2000:

Lease or licence of equipment/software	**Lessor/licensor or lessee**	**Consideration**
Non-exclusive licence to use of JB-CASE Software	Beijing Beida Jade Bird Software Company Limited	nil
2 trademarks	Jade Bird Software	nil
Rental of technical equipment	Institute of Microelectronics (lessor)	RMB120 per hour
Rental of technical equipment	Institute of Microelectronics (lessee)	RMB1,260,000 per year
Exclusive licence to use the GPS technology applying 230m frequency band	Beijing Tianqiao	3% royalty fee on GPS products applying 230m frequency band

Further details of the above are set out in the sub-section headed "Connected Transactions" under the section headed "Relationship with Peking University" in this prospectus.

(f) Upon completion of the Reorganisation and capital contributions by the Four Domestic Promoters and the other five Promoters, the Company is engaged in the design and development of embedded technology and embedded system products. It has five embedded system products, namely, (i) ASIC; (ii) Network Security Products; (iii) Smart Card Application System; (iv) GPS Application System; and (v) WFAS.

C. SUBSIDIARIES

As at the Latest Practicable Date, the Company had no subsidiary.

D. FURTHER INFORMATION ABOUT THE BUSINESS

1. Summary of material contracts

1. Technology License Agreement dated 17th April, 2000 between Beijing Tianqiao and the Company for a term of 10 years commencing from 17th April, 2000 relating to the exclusive use of GPS technology applying 230m frequency band at a royalty fee of 3% on the total sales of such products payable by the Company to Beijing Tianqiao;

2. Non-competition Agreement dated 17th April, 2000 between the Four Domestic Promoters as Party A and the Company as Party B whereby Party A agrees with Party B not to and procure their respective subsidiaries not to engage or participate directly or indirectly in any business which may compete directly or indirectly with the embedded system business of Party B;

3. Non-competition Agreement dated 17th April, 2000 between Peking University as Party A and the Company as Party B whereby Party A on behalf of the Institutes agrees with Party B not to engage or participate directly or indirectly in any business which may compete directly or indirectly with the embedded system business of Party B;

4. Contract Transfer Agreement dated 17th April, 2000 between Jade Bird and the Company whereby Jade Bird transferred 3 outstanding contracts relating to the development of IC card systems and a rental agreement relating to certain premises at Beijing Zhong Cheng Plaza to the Company at nil consideration;

5. Contract Transfer Agreement dated 17th April, 2000 between Beijing Tianqiao and the Company whereby Beijing Tianqiao transferred 4 contracts relating to the provisions of GPS products and services and an outstanding contract relating to the development of IC card system to the Company at nil consideration;

6. Contract Transfer Agreement dated 17th April, 2000 between Shenzhen Beida Jade Bird Sci-Tech Company Limited ("Shenzhen Beida Sci-Tech") and the Company whereby Shenzhen Beida Sci-Tech transferred its building lease contract and its supplemental agreement with Shenzhen High and New Technology and Industry Development Company to the Company at nil consideration;

7. Technological Cooperation and Support Agreement dated 17th April, 2000 between the Company as Party A and Yu Huan, Jade Bird Software, Jade Bird and Beijing Tianqiao as Party B for the provision of continuous technical cooperation and support by Party B relating to the research and development of embedded systems to the Company at market price;

8. Technological Cooperation and Support Agreement dated 17th April, 2000 between the Company and Peking University for the provision of continuous technical cooperation and support by Peking University relating to the research and development of embedded systems to the Company at market price;

9. Trademark Licence Agreement dated 17th April, 2000 between Jade Bird Software and the Company for the licence of trademark Nos.722305 and 722306 of Jade Bird Software for the use by the Company for a term of 10 years from the date of the agreement for nil consideration;

10. Technical Equipment Rental Agreement dated 17th April, 2000 between the Institute of Microelectronics and the Company for the lease of equipment more particularly described therein by the Institute of Microelectronics to the Company for a term of 5 years from the date of the agreement with a right given to the Company for earlier termination upon 3 months' notice at any time starting from 17th April, 2003 at an hourly rate of RMB120 per a particular equipment payable by the Company to the Institute of Microelectronics;

11. Technical Equipment Rental Agreement dated 17th April, 2000 between the Company and the Institute of Microelectronics for the lease of equipment more particularly described therein by the Company to the Institute of Microelectronics for a term of 5 years from the date of the agreement with a right given to the Institute of Microelectronics for earlier termination upon 3 months' notice at any time starting from 17th April 2003 at an annual fee of RMB1.26 million payable by the Institute of Microelectronics to the Company;

12. Master GPS Sales Agreement dated 17th April, 2000 between the Company and 四川天目監控保安系統有限公司(Sichuan Tian Mu Monitored Security System Company Limited) relating to the sales of GPS and related products for a term of 10 years commencing from the date of the agreement whereby Sichuan Tian Mu Monitored Security System Company Limited agreed to, among other things, purchase all its requirements of GPS and related products from the Company;

13. Master Network Security Products Sales Agreement dated 17th April, 2000 between Beijing Tianqiao and the Company relating to sales of Network Security Products for a term of 10 years commencing from the date of the agreement whereby Beijing Tiangqiao agreed to purchase all its requirements of Network Security Products from the Company;

14. Business Transfer Agreement dated 17th April, 2000 between Beijing Tianqiao and the Company for the transfer of all business, assets, liabilities and technological materials relating to GPS and related products of Beijing Tianqiao to the Company for RMB3,519,250;

15. Business Transfer Agreement dated 17th April, 2000 between the Factory and the Company for the transfer of all business, assets, liabilities and technological materials relating to IC card application system and WFAS and related products of the Factory to the Company for RMB2,387,465;

16. Business Transfer Agreement dated 17th April, 2000 between Yu Huan and the Company for the transfer of all business, assets, liabilities and technological materials relating to ASIC and related products of Yu Huan to the Company for RMB10,194,882;

17. Business Transfer Agreement dated 17th April, 2000 between Jade Bird and the Company for the transfer of all business, assets, liabilities and technological materials relating to JB-SG2 and relating products of Jade Bird to the Company for RMB2,724,765;

18. JB-CASE Technology License Agreement dated 17th April, 2000 between Jade Bird Software Company Limited and the Company for the grant of a non-exclusive license to use the technology relating to JB-CASE to the Company for a term of 10 years from the date of the agreement for nil consideration;

19. Contract Transfer Agreement dated 17th April, 2000 between Peking University and the Company for the transfer by Peking University of an outstanding contract for the installation of WFAS in a government department to the Company at nil consideration;

20. Sub-lease Contract dated 17th April, 2000 between Jade Bird Software and the Company relating to the sub-lease of the office premises at Unit 16, 9th Floor, Beijing New World Centre, North Office Tower, Chongwen District, Beijing, the PRC for a term commencing from 17th April, 2000 to 24th November, 2002 at a monthly rent of US$11.0 per square metre; and

21. Placing and Underwriting Agreement.

2. Intellectual property rights

As at the Latest Practicable Date, the Company has applied to register the following intellectual property rights in Hong Kong:–

Trademark	Class	Application No.	Filing date
青鸟环宇	9	14694/2000	4th July, 2000
青鸟环宇	42	14695/2000	4th July, 2000

E. FURTHER INFORMATION ABOUT DIRECTORS, SUPERVISORS, MANAGEMENT AND STAFF

Directors and Supervisors

1. Particulars of service agreements

Each of the Directors and Supervisors has entered into a service contract with the Company for a term of three years. According to the service contracts, each of the Directors and Supervisors will receive an annual salary as specified herein below. The service contracts do not provide any adjustment to the annual salary of the Director.

The executive Directors may be granted certain cash bonus with reference to the profitability of the Company upon the Board's approval (which the interested Directors shall abstain from voting). The maximum aggregate amount of such discretionary bonus payable to all the executive Directors for any financial year shall not be more than 5% of the combined profit after taxation and minority interests for the relevant financial year. The executive Directors shall be entitled to the welfare benefits in accordance with the relevant PRC laws and regulations. Non-executive Directors shall not be entitled to any cash bonus. Each Supervisor will receive an annual salary as specified herein below. The Supervisors will not be paid any benefits in kind other than those generally available to other employees.

The current basic annual salaries of the executive Directors are as follows:

Xu Zhen Dong	RMB150,000
Chen Zhong	RMB150,000
Zhang Wan Zhong	RMB150,000
Xu Zhi Xiang	RMB150,000
Liu Yue	RMB150,000

The current basic annual salaries of the non-executive Directors are as follows:

Yang Fu Qing	RMB20,000
Wang Yang Yuan	RMB20,000
Xing Huan Lou	RMB20,000
Han Ru Qi	RMB20,000
Lo Lin Shing, Simon	RMB20,000

The current basic annual salaries of the independent non-executive Directors are as follows:

Liu Yong Ping	RMB20,000
Nan Xiang Hao	RMB20,000

The current basic annual salaries of the Supervisors of the Company are as follows:

Zhang Yong Li	RMB10,000
Li Chun	RMB80,000
Fan Yi Min	RMB10,000
Du Hong	RMB10,000
Lu Qing	RMB10,000

2. *Directors' and Supervisors' remuneration*

Under the current arrangements, the Directors will be entitled to receive remuneration for the period ending 31st December, 2000 which is expected to be approximately RMB890,000 (approximately HK$837,726) in aggregate.

Under the current arrangements, the Supervisors will be entitled to receive remuneration for the period ending 31st December, 2000 which is expected to be approximately RMB120,000 (approximately HK$112,952) in aggregate.

3. *Disclosure of the Directors and Supervisors' interests in the issued share capital of the Company*

Immediately following completion of the Placing, the beneficial interests of the Directors and Supervisors in the share capital of the Company which will have to be notified to the Company and the Stock Exchange pursuant to section 28 of the SDI Ordinance (including interests in which they are taken or deemed to have under section 31 of, or Part I of the Schedule to the SDI Ordinance), or which will be required pursuant to section 29 of the SDI Ordinance to be entered in the register referred to therein, or pursuant to Rules 5.40 to 5.59 of the GEM Listing Rules, to be notified to the Company and the Stock Exchange once the Shares are listed, will be as follows:

Director/ Supervisor	Type of interests	Percentage of deemed beneficial interest in the Company's share capital	Number of Shares
Xu Zhen Dong	Other	8.178%	7,687,414
Zhang Wan Zhong	Other	2.312%	2,173,224
Liu Yue	Other	2.312%	2,173,224
Xu Zhi Xiang	Other	0.860%	808,650
Chen Zhong	Other	0.860%	808,650
Yang Fu Qing	Other	1.290%	1,212,975
Wang Yang Yuan	Other	1.290%	1,212,975
Zhang Yong Li*	Other	0.430%	404,325
Li Chun*	Other	0.036%	33,668
Fan Yi Min*	Other	0.016%	15,160

* *Supervisors*

Notes:

Each of the deemed beneficial interests of the above Directors and Supervisors is held through his/her entitlement in the trust of Heng Huat. Heng Huat and Gamerian Limited are the two shareholders beneficially entitled to approximately 93.372% and approximately 6.628% respectively in the issued share capital of Dynamic Win. Dynamic Win is one of the Promoters beneficially entitled to 22,000,000 Promoters Shares. By virtue of their respective entitlements in Heng Huat, the Directors and Supervisors are deemed to be interested in the number of Promoters Shares set opposite to their respective names above.

1. Save as disclosed in this prospectus:

    (a) none of the Directors or Supervisors has any interest in the equity or debt securities of the Company or any associated corporations (if any) (within the meaning of the SDI Ordinance) which, once the H Shares are listed, will be required to be notified to the Company and the Stock Exchange pursuant to section 28 of the SDI Ordinance (including interests which they are taken or deemed to have under section 31 of, or Part 1 of the Schedule

to, the SDI Ordinance) or which will be required, pursuant to section 29 of the SDI Ordinance, to be entered in the register referred to therein once the Shares are listed or which will be required pursuant to rules 5.40 to 5.59 of the GEM Listing Rules relating to securities transactions by director to be notified to the Company and the Stock Exchange once the shares are listed;

(b) so far as is known to any Director or Supervisor, there is no person who will, immediately following the completion of the Placing, be directly or indirectly interested in 10 per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company or its subsidiaries (if any);

(c) save as referred to above, there are no existing or proposed service contracts (excluding contacts expiring or terminable by the employer within one year without payment of compensation (other than statutory compensation)) between any member of the Company and any of the Directors or Supervisors;

(d) none of the Directors or Supervisors other than the persons referred to in paragraph E of this appendix is interested in the promotion of the Company, or in any assets which have been within the two years immediately preceding the date of this prospectus acquired or disposed of by or leased to any member of the Company, or are proposed to be so acquired, disposed of or leased;

(e) no Director or Supervisor is materially interested in any contract or arrangement subsisting at the date of this prospectus which is significant in relation to the business of the Company.

(f) none of the Directors or Supervisors has any shareholding in the Company or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Company;

(g) none of the Directors, Supervisors, their associates (as defined in the GEM Listing Rules) or any shareholder of the Company (which to the knowledge of the Directors owns more than 5 per cent. of the issued share capital of the Company) has any interest in any of the Company's five largest suppliers or five largest customers; and

(h) save as disclosed, none of the Directors, Supervisors is a director or employee of a company which has an interest in the share capital of the Company which, once the Shares are listed, would fall to be disclosed to the Company under the provisions of Part II of the SDI Ordinance:–

(i) Prof. Yang Fu Qing is the legal representative of Jade Bird Software;

(ii) Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong, Prof. Liu Yue and Mr. Lo Lin Shing, Simon are directors of Dynamic Win; and

(iii) Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue are directors of Heng Huat.

F. SUMMARY OF TERMS OF THE SHARE OPTION SCHEME

1. The following is a summary of the principal terms of the Share Option Scheme conditionally approved by a resolution of the shareholders of the Company dated 5th July, 2000. Adoption of the Share Option Scheme is conditional upon satisfaction of the conditions set out in sub-paragraph 1 (16) below.

(1) Who may join

The Board may, at its discretion, invite any full-time employees including any executive director of the Company or its subsidiaries, if any, ("Employees") to take up options to subscribe for H Shares at a price calculated in accordance with sub-paragraph (5) below, except that Employees who are PRC nationals and have taken up any options to subscribe for H Shares shall not be entitled to exercise the options until (a) the current restrictions imposed by the relevant PRC laws and regulations restricting PRC nationals from subscribing for and dealing in H Shares or any laws or regulations with similar effects ("H Shares Restrictions") have been abolished or removed; and (b) the CSRC or other relevant government authorities in the PRC have approved the new issue of shares upon the exercise of any options which may be granted under the Share Option Scheme.

(2) Offer of Options

Any offer of options must not be made after a price sensitive development has occurred or a price sensitive matter has been the subject of a decision, until such price sensitive information has been announced pursuant to the requirements of Chapter 16 of the GEM Listing Rules. In particular, during the period of one month immediately preceding the preliminary announcement of annual results or the publication of interim results, no option should be granted until such information has been announced pursuant to the requirements of Chapter 16 of the GEM Listing Rules.

(3) Payment on acceptance of option offer

RMB1 is payable by the Employee to the Company on acceptance of the option offer.

(4) Terms and Conditions of Options

Any offer of options to Employees who are PRC nationals must be made upon the condition, among others, that no options so taken up by any such Employees shall be exercised until (a) the H Shares Restrictions have been abolished or removed; and (b) the CSRC or other relevant government authorities in the PRC have been obtained for the exercise of any options which may be granted under the Share Option Scheme. Subject to the above, options may be granted on such terms and conditions in relation to their vesting, exercise or otherwise (e.g. by linking their exercise to the attainment or performance of milestones by any member of the Group, the grantee or any group of Employees) as the Board may in its absolute discretion determine, provided such terms and conditions shall not be inconsistent with any other terms and conditions of the Share Option Scheme. The Board shall not grant any offer of options to any Employee without first ascertaining whether such Employee is a PRC national subject to the H Shares Restrictions.

(5) Price of Shares

The subscription price for H Shares under the Share Option Scheme will be determined by the Board and notified to each grantee and will be no less than the higher of (a) the closing price of the H Shares as stated in the Stock Exchange's daily quotations sheet on the date of offer, which must be a business day, (b) the average closing prices of the H Shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of offer and (c) the nominal value of a H Share.

(6) Maximum number of H Shares

The total number of H Shares subject to the Share Option Scheme and any other schemes must not, in aggregate, exceed 30% (or such higher percentage as may be allowed under the GEM Listing Rules) of Shares of the Company in issue from time to time (excluding (a) H Shares issued upon the exercise of options granted pursuant to the Share Option Scheme and any other schemes; and (b) any pro rata entitlements to further Shares issued in respect of those H Shares mentioned in (a)) during the period of 10 consecutive years commencing on 5th July, 2000. Subject to this:

(a) the total number of H Shares available for issue under options which may be granted under the Share Option Scheme and any other scheme, must not in aggregate, exceed 10% of the number of Shares of the Company in issue from time to time unless further shareholders' approval has been obtained pursuant to paragraph (b) or (c) or (d) below;

(b) the Company may seek approval by shareholders in general meeting to renew such 10% limit. However, the total number of H Shares available for issue under options which be granted under the Share Option Scheme and other such schemes of the Company in these circumstances must not exceed 10% of the number of Shares of the Company at the date of the approval to renew the limit;

(c) the Company may seek separate shareholders' approval in general meeting to grant options beyond the 10% limit provided that (i) the total number of H Shares subject to the Share Option Scheme and other such schemes of the Company does not in aggregate exceed 30% of the total number of Shares of the Company at the date of approval and (ii) the options in excess of the 10% limit are granted only to participants specified by the Company before such approval is sought; and

(d) the Company may seek a separate shareholders' approval in general meeting to grant options beyond the 10% limit to participants specified by the Company.

No Employee shall be granted an option which, if exercised in full, would result in such person's maximum entitlement exceeding 25% of the aggregate number of H Shares for the time being issued or issuable under the Share Option Scheme.

(7) Time of exercise of option

No Employees who are PRC nationals and have taken up any options to subscribe for H Shares shall be entitled to exercise any such options until (a) the H Shares Restrictions have been abolished or removed and; (b) approvals have been obtained from the CSRC or other relevant government authorities in the PRC for the exercise of any option which may be granted under the Share Option Scheme. Subject to the above, an option may be exercised in accordance with the terms of the Share Option Scheme at any time during a period (the "Option Period") to be notified by the Board to each grantee provided that the period within which the option must be exercised shall be not less than three years and not more than 10 years from the date of grant of the option.

(8) Rights are personal to grantee

An option is personal to the grantee and shall not be transferred, assigned, charged, mortgaged or encumbered and no grantee shall create any third party interest over or in relation to any option.

(9) Rights on ceasing employment, death, takeover, compromise or voluntary winding-up

Subject to the following and subject to the H Shares Restrictions having been abolished or removed and approvals have been obtained from the CSRC and any other relevant government authorities in the PRC for the exercise of any options which may be granted under the Share Option Scheme, an option may be exercised by the grantee (or his personal representative) after the occurrence of the events as follows:

(a) Rights on ceasing employment

If the grantee of an option ceases to be an Employee for any reason other than death, misconduct or certain other grounds, the grantee may exercise the option up to the grantee's entitlement at the date of cessation (to the extent not already exercised) within the period of three months following the date of such

cessation, which date shall be the last actual working day with the relevant company in the Group whether salary is paid in lieu of notice or not failing which the option will lapse.

(b) Rights on death

If the grantee of an option dies before exercising the option in full and none of certain events which would be a ground for termination of his or her employment arises, the personal representative(s) of the grantee shall be entitled within a period of twelve months from the date of death to exercise the option up to the entitlement of the grantee as at the date of death (to the extent not already exercised).

(c) Rights on take-over

If a general offer by way of take-over is made in the PRC and/or Hong Kong to all the holders of H Shares (or all such holders other than the offeror and/or any person controlled by the offeror and/or any person acting in association or concert with the offeror) and, in the case of a general offer in the PRC, such general offer obligation is not exempted by the CSRC and in the case of a general offer in Hong Kong, such offer becomes or is declared unconditional, the grantee (or his or her personal representative(s)) may by notice in writing to the Company within 21 days of such notice exercise the option (to the extent not already exercised) to its full extent or to the extent specified in such notice.

(d) Rights on a compromise

If a general offer by way of a scheme of arrangement is made to all the holders of Shares and the scheme has been approved by the necessary number of holders of Shares at the requisite meetings, the grantee (or his or her personal representatives) may thereafter (but before such time as shall be notified by the Company) by notice in writing to the Company exercise the Option to its full extent or to the extent specified in such notice; and

(e) Rights on voluntarily winding-up

In the event a notice is given by the Company to its members to convene a general meeting for the purposes of considering, and if thought fit, approving a resolution to voluntarily wind-up the Company, the Company shall on the same date as or soon after it despatches such notice to each member of the Company give notice thereof to all grantees (together with a notice of the exercise of the provisions of this paragraph) and thereupon, each grantee (or his or her personal representatives) shall be entitled to exercise all or any of his options at any time not later than two business days prior to the proposed general meeting of the Company by giving notice in writing to the Company, accompanied by a remittance for the full amount of the aggregate subscription price for the H Shares in respect

of which the notice is given whereupon the Company shall as soon as possible and, in any event, no later than the business day immediately prior to the date of the proposed general meeting referred to above, allot the relevant H Shares to the grantee credited as fully paid. A notice given by the Company to the holders of the Shares for the purposes of considering, and if thought fit, approving a resolution for (a) the merger or division of the Company which shall lead to the dissolution of the Company; or (b) the dissolution of the Company under the relevant provisions of the Company Law or the Articles of Association shall be a notice to convene a general meeting to consider a resolution within the meaning of a resolution to voluntarily wind-up the Company for the purposes of the clause.

(10) Effects of alterations to capital

In the event of an alteration in the capital structure of the Company whilst any option remains exercisable, such corresponding alterations (if any) certified by an independent financial advisor or the auditors for the time being of the Company as fair and reasonable will be made in the subject matter of the option so far as unexercised or the subscription price, provided that no such alteration shall be made so that a H Share would be issued at less than its nominal value or which would give a grantee a different proportion of the issued share capital of the Company as that to which he or she was previously entitled and no alteration shall be made if any alteration in the capital structure of the Company is the result of an issue of Shares as consideration in a transaction.

(11) Lapse of Option

(a) Subject to sub-paragraph (11)(b) below, an option shall lapse automatically and not be exercisable (to the extent not already exercised) on the earliest of:

(i) the expiry of the Option Period;

(ii) the expiry of the periods referred to in sub-paragraphs 1(9)(a), (b) and (c) respectively;

(iii) subject to the scheme of arrangement becoming effective, the expiry of the period referred to in subparagraph 1(9)(d);

(iv) the date on which the grantee of an option ceases to be an Employee by reason of the termination of his or her employment on grounds including, but not limited to, misconduct, bankruptcy, insolvency and conviction of any criminal offence;

(v) the date of the commencement of the voluntary winding-up of the Company referred to in sub-paragraph 1(9)(e); or

(vi) the date on which the grantee commits a breach of sub-paragraph 1(8); or

(b) If a grantee who is a PRC national shall cease to be an Employee or shall die before ceasing to be an Employee, or if a general offer by way of a takeover or by way of a scheme of arrangement or if a voluntary winding-up of the Company shall be commenced before the conditions relating to H Shares Restrictions having been fulfilled or satisfied or before approvals by the CSRC or other relevant government authorities in the PRC have been obtained for the exercise of any options which may be granted under the Share Option Scheme, the option granted shall immediately lapse.

(12) Ranking of H Shares

The H Shares to be allotted upon the exercise of an option will be subject to the Company's Articles of Association for the time being in force and will rank pari passu with the fully paid Shares in issue on the date of exercise of the option and in particular will rank in full for all dividends or other distributions declared paid or made on or after the date of exercise of the option other than any dividend or other distribution previously declared or recommended or resolved to be paid or made if the record date therefor is before the date of exercise of the option.

Unless the context otherwise requires, references to "H Shares" in the Share Option Scheme include references to shares in the Company of any such nominal amount as shall result from a sub-division consolidation, reclassification or reconstruction of the share capital of the Company from time to time.

(13) Cancellation of Options granted

Any cancellation of options granted but not exercised must be approved by shareholders of the Company in general meeting, with participants and their associates abstaining from voting. Any vote taken at the meeting to approve such cancellation must be taken by poll.

(14) Period of Share Option Scheme

The Share Option Scheme will remain valid for a period of 10 years commencing on 5th July, 2000 (save that the Company, by ordinary resolution in general meeting or Board may at any time terminate the operation of the Share Option Scheme). After termination, no further options will be granted but the provisions of the Share Option Scheme shall in all other respects remain in full force and effect and options which are granted during the life of the Share Option Scheme may continue to be exercisable in accordance with their terms of issue.

(15) Alteration to Share Option Scheme

The Share Option Scheme may be altered in any respect by resolution of the Board except that the provisions of the Scheme relating to matters contained in rule 23.03 of the GEM Listing Rules shall not be altered to extend the class of persons eligible for the grant of options or to the advantage of grantees or prospective grantees except with the prior approval of the shareholders of the Company in general meeting (with participants and their associates abstaining from voting) and, where appropriate, by a separate general meeting of the holders of H Shares. No such alteration shall operate to affect adversely the terms of issue of any option granted or agreed to be granted prior to such alteration except with the consent or sanction of such majority of the grantees as would be required of the Company's shareholders under the Company's Articles of Association for the time being for a variation of the rights attached to the Shares.

Any alteration to the terms and conditions of the Share Option Scheme, which are of a material nature, must be approved by the Stock Exchange, except where the alterations take effect automatically under the existing terms of the Share Option Scheme.

(16) Conditions of the Share Option Scheme

The Share Option Scheme is conditional on (a) the GEM Listing Committee of the Stock Exchange granting approval of the Share Option Scheme and any options which may be granted thereunder and the listing of and permission to deal in any Shares which may be issued pursuant to the exercise of options granted under the Share Option Scheme; and (b) the obligations of the Placing Underwriters under the Placing and Underwriting Agreement becoming unconditional (including, if relevant, as a result of the waiver of any such condition(s)) and not being terminated in accordance with the terms of that agreement or otherwise. Application has been made to the GEM Listing Committee of the Stock Exchange for the approval of the Share Option Scheme, the granting of the options under the Share Option Scheme and the listing of and permission to deal in the H Shares which may be issued pursuant to the exercise of the options granted under the Share Option Scheme.

(17) Administration

The Share Option Scheme is administered by a committee including the independent non-executive Directors. References to the Board in respect of the administrative matters of the Share Option Scheme shall mean the committee of the Board established under this sub-paragraph 1(17).

2. Present status of the Share Option Scheme

(1) Approvals of the GEM Listing Committee required

The Share Option Scheme is conditional on, among other things, the GEM Listing Committee of the Stock Exchange granting approval of such scheme, the subsequent grant of options by the Company pursuant thereon and the listing of and permission to deal in any H Shares to be issued pursuant to the exercise of any options which may be granted under the Share Option Scheme.

(2) Application for approvals

Applications have been made to the GEM Listing Committee of the Stock Exchange for the approvals referred to in sub-paragraph (1) above.

(3) Grant of option

As at the date of this prospectus no options have been granted or agreed to be granted under the Share Option Scheme.

(4) Grant of options to a connected person

Under the GEM Listing Rules, any grant of options to a connected person (as defined in the GEM Listing Rules) must be approved by the independent non-executive Directors of the Company.

Where options are proposed to be granted to a connected person who is also a substantial shareholder or its associates (as such term is defined in the GEM Listing Rules) of the Company and the proposed grant of options, when aggregated with the options already granted to that connected person in the past 12 months period, would entitle him to receive more than 0.1% of the total issued Shares of the Company for the time being and the value of which is in excess of HK$5 million, then the proposed grant must be subject to the approval of shareholders in general meeting. Apart from the connected person involved, all other connected persons of the Company must abstain from voting at such general meeting (except where any connected person intends to vote against the proposed grant). A shareholders' circular must be prepared by the Company explaining the proposed grant, disclosing the number and terms of the options to be granted and containing a recommendation from the independent non-executive Directors on whether or not to vote in favour of the proposed grant.

G. OTHER INFORMATION

1. Tax Indemnity and Estate Duty

Under the Placing and Underwriting Agreement, the Four Domestic Promoters have undertaken to and covenanted with the Company and the Placing Underwriters that they will indemnify and keep the Company indemnified against any and all tax liability falling on the Company which might be payable by the Company in respect of any income, profits or gains earned, accrued or received on or before the date of the Placing and Underwriting Agreement, save in the following circumstances:

(a) to the extent that provision has been made for such taxation in the audited combined accounts of the Company up to 31st December 1999;

(b) to the extent that such claim arises or is incurred as a result of the imposition of taxation as a consequence of any retrospective change in the law or the interpretation or practice thereof coming into force after the date of the Placing and Underwriting Agreement or to the extent such claim arises or is increased by an increase in rates of taxation after the date of the Placing and Underwriting Agreement with retrospective effect; and

(c) to the extent that such tax liability has not been specifically assumed by the Company pursuant to the Reorganisation.

The Directors have been advised that no material liability for estate duty is likely to fall on the Company or any of its subsidiaries under PRC law.

2. Litigation

Neither the Company nor any other member of the Group is engaged in any litigation or arbitration of material importance and, so far as the Directors are aware, no litigation, arbitration or claim of material importance is pending or threatened against the Company or any member of the Group.

3. Sponsors

(a) Tai Fook Capital has made an application on behalf of the Company to the GEM Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the H Shares in issue and to be issued as mentioned herein and any new H Shares which may fall to be issued upon the exercise of options granted under the Share Option Scheme.

(b) Tai Fook Capital will receive normal professional fees in connection with the advisory services to be provided to the Company for a term period covering the remainder of the financial year ending 31st December, 2000 and the two financial years thereafter.

(c) Tai Fook Securities, an associate of Tai Fook Capital, being the Placing Underwriter will receive underwriting commission pursuant to the Placing and Underwriting Agreement.

4. No material adverse change

Save as disclosed in this prospectus, the Directors believe that there has been no material adverse change in the financial or trading position or prospects of the Company since 31st December, 1999.

5. Preliminary expenses

The preliminary expenses of the Company are estimated to be approximately RMB40,000 (approximately HK$38,000) and are payable by the Company.

6. Promotors

The promoters of the Company are Jade Bird Software, Yu Huan, Jade Bird, Beijing Tianqiao, New View Venture Limited, Asian Technology Investment Company Limited, Dragon Air Investments Limited, Dynamic Win and Hinet Company Limited. Save as disclosed in this prospectus, within the two years immediately preceding the date of this prospectus, no cash, securities or other benefit has been paid, allotted or given or is proposed to be paid, allotted or given to the Promoters in connection with the Placing or the related transactions described in this prospectus.

7. Qualifications of experts

Name	Qualifications
Tai Fook Capital	Registered investment advisor
Arthur Andersen & Co.	Certified public accountants
Jingtian & Gongcheng	PRC lawyers
Sallmanns (Far East) Limited	Property Valuers

8. Consents of experts

Each of Tai Fook Capital, Arthur Andersen & Co., Jingtian & Gongcheng and Sallmanns (Far East) Limited has given and has not withdrawn its written consent to the issue of this prospectus with inclusion of its report and/or letter and/or valuation certificates and/or the references to its name in the form and context in which they are respectively included.

9. Binding effect

This document shall have the effect, if an application is made in pursuance hereof, of rendering all persons concerned bound by all the provisions (other than the penal provisions) of sections 44A and 44B of the Companies Ordinance of Hong Kong so far as applicable.

10. Miscellaneous

Save as disclosed in this prospectus:

(a) within the two years preceding the date of this prospectus, no share or loan capital of the Company or any of its subsidiaries, if any, has been issued or agreed fully or partly paid either for cash or a consideration other than cash;

(b) no share or loan capital of the Company or any of its subsidiaries, if any, is under any option or is agreed conditionally or unconditionally to be put under option;

(c) within the two years preceding the date of this prospectus, no commissions, discounts, brokerages or other special terms have been granted in connection with the issue or sale of any share or loan capital of the Company or any of its subsidiaries, if any;

(d) there are no founders, management or deferred shares in the Company.

A. DOCUMENTS DELIVERED TO THE REGISTRAR OF COMPANIES

The documents attached to the copy of this prospectus registered by the Registrar of Companies in Hong Kong were the written consents referred to in paragraph G.8 of appendix 5 to this prospectus, copies of the material contracts referred to in paragraph D.1 of appendix 5 to this prospectus and copy of the statement of adjustments referred to in paragraph B(b) of appendix 6 to this prospectus.

B. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents (and English translations thereof, if appropriate) will be available for inspection at the offices of Herbert Smith, 23rd Floor, Gloucester Tower, 11 Pedder Street, Hong Kong during normal business hours up to and including 3rd August, 2000:

(a) the Articles of Association of the Company;

(b) the accountants' report on the Company by Arthur Andersen & Co., the text of which is set out in appendix 1 to this prospectus, together with the statement of adjustments;

(c) the letter and valuation certificate relating to the property interests and business interests of the Group, the texts of which are set out in appendix 2 to this prospectus;

(d) the material contracts referred to in paragraph D.1 of appendix 5 to this prospectus;

(e) the service contracts referred to in paragraph E.1 of appendix 5 to this prospectus;

(f) the written consents referred to in paragraph G.8 of appendix 5 to this prospectus;

(g) the Company Law, the Special Regulations and the Mandatory Provisions of the PRC together with their unofficial English translations; and

(h) the PRC legal opinion issued by Jingtian & Gongcheng, the legal advisors to the Company on PRC law, dated 17th July, 2000.

青鸟环宇
JADE BIRD UNIVERSAL

Beijing Beida Jade Bird Universal Sci-Tech Company Limited
北京北大青鳥環宇科技股份有限公司

(於中華人民共和國註冊成立之股份有限公司)

H股配售

保薦人

大福融資有限公司

聯席建檔人兼牽頭經辦人

大福證券有限公司　中銀國際亞洲有限公司

財務顧問

中銀國際亞洲有限公司

閣下對本招股章程如有任何疑問，應諮詢閣下的股票經紀、銀行經理、律師、專業會計師或其他專業顧問。

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

（於中華人民共和國註冊成立之股份有限公司）

以配售H股方式
在香港聯合交易所有限公司
創業板市場上市之建議

配售股份數目 ： 24,000,000股H股（視乎超額配股權而定）
配售價 ： 每股H股作價11.00港元
面值 ： 每股人民幣1.00元
股份代號 ： 8095

保薦人

TAI FOOK

大福融資有限公司

聯席建檔人兼牽頭經辦人

TAI FOOK

大福證券有限公司　　中銀國際亞洲有限公司

副牽頭經辦人

大和證券住銀資本市場（香港）有限公司　　國泰君安證券（香港）有限公司

副經辦人

日盛嘉富
東英亞洲有限公司
中銀萬國融資（香港）有限公司
凱基證券亞洲有限公司
寶來證券（香港）有限公司
中信證券（香港）有限公司

財務顧問

中銀國際亞洲有限公司

本招股章程連同本招股章程附錄六所述的文件，已遵照香港公司條例第342C條的規定，送呈香港公司註冊處註冊存案。證券及期貨事務監察委員會及香港公司註冊處對本招股章程或上述任何其他文件的內容概不負責。

本公司乃在中國註冊成立，而其業務亦位於中國。有意投資於本公司的人士應了解中國與香港在法律、經濟和金融制度方面的差異，並應了解對在中國註冊成立的公司投資所涉及的不同風險因素。準投資者亦應了解，中國的規管架構有別於香港的規管架構，於評估本公司股份時亦應考慮市場性質的差異。有關差異及風險因素分別載於「風險因素」及「附錄三－有關中國及香港法律及法規的概要」各節。

二零零零年七月二十日

創業板乃為帶有高投資風險的公司提供一個上市的市場。尤其在創業板上市的公司毋須有過往盈利紀錄，亦毋須預測未來盈利。此外，在創業板上市的公司可因其新興性質及該等公司經營業務的行業或國家而帶有風險。有意投資的人士應了解投資於該等公司的潛在風險，並應經過審慎周詳的考慮後方作出投資決定。創業板的風險較高，兼具其他特色，表示創業板較適合專業及其他資深投資者。

由於創業板上市公司新興的性質所然，在創業板買賣的證券可能會較於主板買賣的證券承受較大的市場波動風險，同時無法保證在創業板買賣的證券會有高流通量的市場。

創業板所發布的資料的主要方法為在聯交所為創業板而設的互聯網網站刊登。上市公司毋須在憲報指定報章刊登付款公布披露資料。因此，有意投資的人士應注意彼等能瀏覽創業板網站，以便取得創業板上市發行人的最新資料。

二零零零年

配發予承配人的日期 .... 七月二十五日（星期二）或該日之前

在創業板網站公布配售踴躍程度的日期 .... 七月二十六日（星期三）

股票寄發日期（附註1） .... 七月二十六日（星期三）或該日之前

H股開始在創業板買賣日期 .... 七月二十七日（星期四）或相近日子

附註：

1. 股票預期將以香港中央結算（代理人）有限公司的名義發行，並將於二零零零年七月二十六日或相近之日子存入中央結算系統，以記存於承配人指定的中央結算系統參與者股份賬戶。

2. 本文所述之全部時間均指香港時間。

配售架構之進一步詳情請參閱本招股章程「配售的架構及條件」一節。

目　錄

閣下於作出投資決定時，僅應依賴本招股[illegible]

本公司並無授權任何人士[illegible]

閣下不應依賴本招股章程內容以外[illegible]

[illegible]、保薦人、配售包銷商、彼等的任何[illegible]

[illegible]資料或陳述[illegible]

頁次

頁次

本概要旨在為　閣下提供本招股章程所載資料的概覽。由於本文僅為概要，故並無載列有對　閣下而言可能誠屬重要的資料。　閣下在決定投資於H股前務須省閱整份文件。

任何投資均具風險，投資於H股的若干特定風險載於「風險因素」一節內，見第23至32頁。　閣下在決定投資於H股前，謹請審慎省閱本節。

業務

本公司乃全中國首屈一指的軟件發展商及集成電路設計商之一，擁有發展嵌入式系統產品之軟件應用及設計集成電路的專業技術。董事相信，透過本公司本身的專利軟件和集成電路，本公司的嵌入式系統方面可在功能、耗電量、系統微型化和可靠程度上發揮最高效用。現時，本公司於中國北京及深圳的辦事處聘用逾70名研發人員，進行研究及開發嵌入式技術及嵌入式系統產品。本公司亦從事設計、製造、市場推廣、分銷及銷售應用由本公司研發的五種嵌入式系統產品，分別為ASIC、網絡安全產品、聰明咭應用系統、GPS應用系統、無線火災警報系統等。本公司亦為客戶提供全面解決方案，透過應用現有嵌入式系統產品，切合各客戶的特定需求。

北京大學為本公司的控股股東，方式為直接或間接控制四名國內發起人各別股東大會上30%或以上之投票權之行使或四名國內發起人各別董事會大部分成員之組成。於H股上市後，北京大學透過其於合共持有本公司約33%股權之四名國內發起人(不包括因行使超額配股權所產生之額外H股)中之權益而成為本公司之控股股東。北京大學作為國有機構及教育機構，將不會制訂本公司之業務政策，亦不會控制其制訂。

注資及凍結期

以下概述四名國內發起人及五位外商發起人就成立本公司而繳足之註冊資本。

根據二零零零年四月十七日之驗資報告，本公司共人民幣70,000,000元之註冊資本已獲核證為全數繳足如下：

發起人	各發起人於緊接H股配售前所持之發起人股份數目	各發起人於緊隨配售後之概約持股百分比[5]	代價	根據創業板上市規則的凍結期	根據公司法的凍結期[2]
			(人民幣)		
北京大學	31,000,000	32.98%	31,000,000	兩年	三年
一四名國內發起人[1]					
致勝資產[3及4]	22,000,000	23.40%	22,000,000	兩年	三年
New View Venture Limited[5]	7,000,000	7.45%	7,000,000	兩年	三年
亞洲技術投資有限公司	5,000,000	5.32%	5,000,000	六個月	三年
龍騰投資有限公司	3,000,000	3.19%	3,000,000	不適用	三年
Hinet Company Limited	2,000,000	2.13%	2,000,000	不適用	三年
	70,000,000				

附註：

(1) 青鳥軟件、青鳥、宇環及北京天橋各別由北京大學控制，方式為直接或間接控制四名國內發起人各別股東大會上30%或以上之投票權之行使或四名國內發起人各別董事會大部分成員（佔組成董事會之董事總人數50%或以上）之組成。於H股上市後，北京大學透過其於四名國內發起人（不包括因行使超額配股權所產生之額外H股，合共持有本公司約33%股權）之權益而成為本公司之最終控股股東。北京大學間接控制北京天橋董事會大部分成員之組成。北京大學承諾不會於H股上市日期後兩年期間內出售其分別於四名國內發起人及本公司的權益。

(2) 根據公司法第147條，發起人股份不得於本公司成立後三年內轉讓。

(3) Gamerian Limited及Heng Huat已承諾不會H股上市日期後兩年期間內出售其於致勝資產及本公司的權益。

(4) 新世界數碼基地有限公司已承諾不會H股上市後兩年期間內出售其於Gamerian Limited、New View Venture Limited及本公司的權益。

(5) 持股百分比已調整至最接近之兩位小數點。

優勢

董事認為本公司經營成功，主要因素如下：

- 研發隊伍質素卓越，經驗豐富；

- 研究所提供的技術支援，合作設計供多種嵌入式系統使用之軟件及集成電路；

- 在產品研究、開發及市場推廣方面的專業技術有目共睹，令產品具有效能及應變能力；及

- 貫徹優質產品承諾。

業務策略

本公司的策略是開發多種類型具領先技術的軟件及集成電路，以滿足市場對嵌入式系統產品不斷轉變的需求及要求。本公司力求發展用以製造及生產嵌入式系統產品所用之軟件及集成電路方面成為中國市場之領導者。本公司業務策略的重點如下：

— 配合不斷轉變的標準

本公司專注在中國市場上就製造高檔次嵌入式系統產品所用之先進軟件及集成電路方面進行研發工作。董事深信，高檔次客戶是採用新穎科技的先軀，為求滿足該等客戶的需求，本公司須不停監察市場及科技動向，並能迅速採取行動。本公司一方面緊貼本地市場的動向，另一方面與客戶緊密合作，從而洞悉市場需要，並在產品開發過程的早期設定產品規格及功能，好讓本公司在開展設計過程前，徹底明瞭最終用戶的要求。本公司相信其嵌入式系統及相關產品系列能迎合高檔次客戶（包括中國政府部門）的要求。

— 於深圳成立研發中心

本公司擬在中國深圳成立研究及開發中心，研發嵌入式系統及相關產品。深圳市政府鋭意推動及鼓勵IT業，向在深圳經營業務的IT公司提供多項優惠待遇，包括税務寬減、優先選用商住物業，以及較寬鬆的入境政策。

— 維持與北京大學的關係

董事相信，本公司的成功關鍵在於緊貼嵌入式系統的技術及市場動向及在發展可供嵌入式系統使用的高度可靠性軟件及集成電路方面具有相當能力。因此，董事計劃繼續維持本公司與北京大學的良好關係，並取得其研究專才及技術專才。本公司在招聘優質研究員方面，會與北京大學計算機科學技術系通力合作。此外，北京大學（代表研究所）於二零零零年四月十七日與本公司訂立一項技術合作及支援協議。據此，研究所將會就研發軟硬件的嵌入式技術及嵌入式系統產品向本公司提供技術合作及支援。

— 擴展銷售及市場推廣業務

本公司計劃擴充銷售隊伍及市場推廣項目，提高全國的銷售。本公司的銷售隊伍以及工程師對各種軟硬件環境有豐富認識，可為客戶提供寶貴的諮詢服務。本公司的銷售和市場環境推廣項目包括：(a)在國內成立代表辦事處，開拓地域市場，擴充分銷網絡；(b)擴充本公司現有的市場推廣部門；(c)參與大型展覽並舉辦研討會及展銷會，從而提高品牌知名度；及(d)進行廣泛之宣傳活動。

營業紀錄

下表概述本公司截至一九九九年十二月三十一日止兩個年度各年的合併營業額及業績，乃按附錄五B節所載本公司重組在回顧往績期起經已進行之基準而編製。該概要摘錄自本招股章程附錄一第151至167頁會計師報告：

	一九九八年 人民幣	一九九九年 人民幣	一九九九年 港元 (附註3)
收益	3,029,002	10,419,234	9,807,261
收益成本	(2,958,731)	(7,153,681)	(6,733,510)
邊際毛利	70,271	3,265,553	3,073,751
津貼收入(附註1)	237,999	–	–
經營開支			
研究及發展	(3,720,861)	(4,717,902)	(4,440,796)
銷售及市場推廣	–	(186,539)	(175,583)
一般及行政	(1,555,100)	(2,741,268)	(2,580,260)
經營開支總額	(5,275,961)	(7,645,709)	(7,196,639)
經營虧損	(4,967,691)	(4,380,156)	(4,122,888)
其他收入(虧損)淨額	160,345	(106,087)	(99,856)
除税前虧損	(4,807,346)	(4,486,243)	(4,222,744)
税項	–	–	–
虧損淨額	(4,807,346)	(4,486,243)	(4,222,744)
每股虧損－基本(附註2)	(0.069)	(0.064)	(0.060)

附註：

(1) 津貼收入乃由政府就發展ASIC技術撥出，並非經常性收入。

(2) 截至一九九八年及一九九九年十二月三十一日止各年的每股虧損乃按該等年度的虧損淨額計算，並假設該等年度已發行70,000,000股股份，猶如重組已於一九九八年一月一日進行。

(3) 為方便閱讀人士，人民幣款額已按二零零零年六月三十日之人民銀行所報之滙率1.00港元(「港元」)兑人民幣1.0624元換算為港元。此不表示人民幣款額曾可或應可按二零零零年六月三十日之滙率或任何其他滙率兑換為港元。

根據創業板上市規則第11.11條，申報會計師所報本公司最近期財政期間不得為截至本招股章程刊發日期前六個月以上期間。本招股章程所載之會計師報告僅編製至截至一九九九年十二月三十一日止兩個年度各年。本公司已申請而聯交所亦已授出豁免，以獲豁免毋須遵守創業板上市規則第11.11條。董事確認，彼等已對本公司履行足夠盡職審查，以確保除本招股章程所披露者外，截至本招股章程刊發日期，本公司之財務狀況自一九九九年十二月三十一日以來並無重大逆轉，亦無任何事宜將重大影響本招股章程附錄一所載本公司會計師報告所示之資料。

進行配售的原因及配售所得款項用途

由於本公司所屬行業時常引進新產品，所用技術亦日新月異、瞬息萬變，故董事相信，憑著本身質素卓越的研究隊伍，以及北京大學的技術支援，本公司定可較其競爭對手坐擁優勢。由於國家確認IT是推動中國經濟增長的原動力，因此董事深信該行業的市場潛力優厚。憑藉本公司的專有技術，以及其開發的嵌入式系統產品，加上其與北京大學的技術合作及支援安排，董事進一步相信，本公司定能充分掌握發展嵌入式系統市場潛力的優勢，成為市場領導者之一。董事相信配售所得款項將有助本公司實行及實現其策略性計劃。有關計劃載於本招股章程「業務目標」一節。

配售的所得款項淨額（假設超額配股權未予行使）在扣除本公司須負擔之相關支出後，估計約達234,000,000港元。董事現擬將該等款項淨額撥作下列用途：

- 約96,000,000港元用於研發嵌入式技術及相關應用產品（包括研發、購置測試及實驗室儀器及設計工具及增聘研究與開發員工）；

- 約70,000,000港元用作於深圳設立研發中心；

- 約30,000,000港元用於在中國進行廣泛之市場推廣及宣傳活動（如舉辦研討會及貿易展銷會、參與專業展覽會及制訂宣傳計劃及推廣活動）；

- 約10,000,000港元用作抵償於中國上海、大連及成都成立代表辦事處之創辦費用；

- 約16,000,000港元用於為本公司增聘員工及為將於中國上海、大連及成都設立之代表辦事處增聘一般職員；

- 餘款約12,000,000港元撥作本公司的額外營運資金。

倘超額配股權獲全面行使，則本公司將獲得額外所得款額淨額約24,000,000港元，連同配售之所得款項淨額(已扣除有關開支)約達258,000,000港元。董事擬將來自超額配股權任何之行使所籌得之額外所得款項撥作額外一般營運資金。

倘配售所得款項淨額毋須即時用於上述用途，董事現擬在有關中國規例允許下，將款項存入中國的銀行作為短期存款。

配售統計數字(根據每股H股作價11.00港元計算)

配售價 11.00港元

H股的市值(附註1) 264,000,000港元

每股股份之經調整有形資產淨值(附註2) .... 人民幣3.28元(3.09港元)

附註：

(1) 市值乃按配售價及預期將於緊隨配售完成後予以發行之24,000,000股H股計算，惟並無計及可能因行使超額配股權及行使根據購股權計劃授出之購股權而須予發行之任何H股。

(2) 每股股份之經調整有形資產淨值已按本招股章程「財務資料」一節「經調整有形資產淨值」一段所述作出調整，並根據預期將於緊隨配售完成後予以發行之已發行及將予發行之股份合共94,000,000股計算，惟並無計及可能因行使超額配股權及根據購股權計劃授出之購股權而須予發行之任何H股。

風險因素

董事認為本公司之業務須面對若干風險因素，可歸納為(i)與本公司有關的風險；(ii)與行業有關的風險；及(iii)與中國有關的風險，現概述如下：

與本公司有關的風險：

- 營運歷史尚短及有經營虧損往績
- 依賴北京大學及四名國內發起人
- 依賴主要僱員
- 依賴客戶
- 元器件製造及供應
- 不競爭承諾
- 稅項

與行業有關的風險：

- 中國對有關計算機信息系統的商用密碼產品及保安產品所實施的條例
- 競爭
- 商標侵權
- 保護非專利技術
- GPS技術
- 發展新產品
- 技術轉變
- 加入世貿組織
- 中國對無綫電頻率所實施的條例

與中國有關的風險：

- 中國政治及經濟考慮因素
- 法律制度
- 不同監管架構
- 證券法例與法規
- 裁決及仲裁的執行
- 外幣兑換及滙率風險

在本招股章程內，除文義另有所指，否則下列詞語具有以下涵義：

「組織章程細則」	指	本公司組織章程細則
「北京天橋」	指	北京天橋北大青鳥科技股份有限公司，一間於中國註冊成立的股份有限公司，其股份乃在中國上海證券交易所上市，其股權於最後實際可行日期由青鳥持有約23.03%，而其董事會亦由青鳥控制，其在中國從事經營百貨公司及商業自動化系統、銀行資金結算及付款系統等之設計、發展、製造及市場推廣。其為發起人之一
「英屬處女群島」	指	英屬處女群島
「中央結算系統」	指	香港結算設立及管理的中央結算及交收系統
「商用密碼管理條例」	指	國務院於一九九九年十月七日推行的商用密碼管理條例
「公司條例」	指	公司條例(香港法例第三十二章)
「本公司」或「青鳥環宇」	指	北京北大青鳥環宇科技股份有限公司，一間於二零零零年三月二十九日在中國註冊成立的中外合資股份有限公司
「公司法」	指	中華人民共和國公司法，由第八屆人大於一九九三年十二月二十九日頒布，且於一九九四年七月一日生效，並不時作出修訂、補充或以其他方式修改
「中國證監會」	指	中國證券監督管理委員會，負責監督及規管中國全國證券市場的監管機關

「董事」	指	本公司董事
「內資股」	指	由本公司發行每股面值人民幣1.00元之普通股份，乃由國內投資者以人民幣認購。於最後實際可行日期，除發行予四名國內發起人之該等發起人股份外，概無發行內資股。
「致勝資產」	指	致勝資產有限公司，一間於一九九九年八月十八日在香港註冊成立的投資控股有限公司，其股本乃由Gamerian Limited擁有約6.63%，Heng Huat擁有約93.37%。其為發起人之一。Gamerian Limited為一家在英屬處女群島註冊成立的投資控股公司，其為新世界數碼基地有限公司（其證券在主板上市）之全資附屬公司
「儀器廠」	指	北京北大青鳥有限責任公司電子儀器分公司，前稱北京大學電子儀器廠，青鳥的一間分公司。其為前身業務之一
「財務顧問」	指	北大青鳥集團財務顧問中銀國際亞洲有限公司
「四名國內發起人」	指	青鳥軟件、青鳥、宇環及北京天橋（即前身業務（不包括儀器廠）另加青鳥軟件），乃各別由北京大學控制，方式為直接或間接控制四名國內發起人各別股東大會上30%或以上之投票權之行使或四名國內發起人各別董事會大部分成員之組成
「創業板」	指	聯交所管理的創業板市場
「創業板上市科」	指	創業板上市科
「創業板上市規則」	指	創業板證券上市規則
「創業板網站」	指	http://www.hkgem.com

「Heng Huat」	指	Heng Huat Investments Limited，一間於英屬處女群島註冊成立之公司，其全部已發行股本由本公司三名執行董事代表本公司及青鳥集團合資格僱員的利益以受託人身份持有
「香港」	指	中華人民共和國香港特別行政區
「香港結算」	指	香港中央結算有限公司
「H股」	指	本公司普通股股本中之海外上市外資股，每股面值人民幣1.00元，將於創業板上市，並以港元認購及買賣
「初期管理層股東」	指	北京大學、四名國內發起人、致勝資產、New View Venture Limited、Heng Huat、Gamerian Limited、新世界數碼基地有限公司、楊芙清院士、王陽元院士、許振東先生、陳鐘教授、張萬中副教授、徐祗祥先生及劉越副教授
「研究所」	指	北京大學軟件工程研究所及微電子學研究所
「青鳥」	指	北京北大青鳥有限責任公司，一間於一九九四年十一月十九日在中國註冊成立的有限公司，其中青鳥軟件持有其約46%股本權益，其主要業務為按其軟件工具及元件設計及發展多種軟件。其為發起人之一
「青鳥集團」	指	青鳥軟件、青鳥、宇環及北京天橋及其各自的附屬公司及聯營公司
「青鳥軟件」	指	北京市北大青鳥軟件系統公司，一間在一九九二年十一月一日於中國成立的國有企業。其為發起人之一

「青鳥軟件有限公司」	指	北京北大青鳥軟件有限公司，一間在一九九六年九月二十三日於中國註冊成立的有限公司，由青鳥及青鳥軟件擁有40%及60%
「最後實際可行日期」	指	二零零零年七月十二日，於本招股章程刊印前確定當中所載若干資料之最後實際可行日期
「主板」	指	聯交所在創立創業板前所管理的股票市場（不包括期權市場）
「必備條款」	指	到境外上市公司章程必備條款（不時予以修訂及補充），以載入於中國註冊成立並即將到境外上市的公司的組織章程，乃於一九九四年八月二十七日由證券委員會及國家體制改革委員會頒佈
「國家信息產業部無線電管理局」	指	國家信息產業部無線電管理局
「公安部」	指	公安部
「人大」	指	全國人民代表大會
「超額配股權」	指	本公司授予配售包銷商的權利，可由大福證券根據配售及包銷協議（代表本身及配售包銷商）行使，要求本公司以配售價額外發行合共最多2,400,000股H股（佔配售之10%或本公司經擴大已發行股本約2.49%），以補足配售的超額配發
「人民銀行」	指	中國人民銀行，中國的中央銀行

「人民銀行滙率」	指	人民銀行每日按前一日中國的銀行同業滙率而釐定的外滙滙率
「配售及包銷協議」	指	由(其中包括)本公司及配售包銷商於二零零零年七月十九日就包銷配售訂立的配售及包銷協議
「配售」	指	按配售價有條件配售股份，有關詳情載於「配售的架構及條件」一節
「配售價」	指	每股配售股份作價11.00港元(不包括經紀佣金及聯交所交易徵費)
「配售股份」	指	根據配售初步提呈發售的24,000,000股H股，有關詳情載於「配售的架構及條件」一節
「配售包銷商」	指	大福證券、中銀國際亞洲有限公司、大和證券住銀資本市場(香港)有限公司、國泰君安證券(香港)有限公司、日盛嘉富國際有限公司、凱基證券亞洲有限公司、東英亞洲有限公司、寶來證券(香港)有限公司、申銀萬國融資(香港)有限公司及中信證券(香港)有限公司
「中國」	指	中華人民共和國，就本招股章程而言，不包括香港、澳門及台灣
「前身業務」	指	北京天橋、青鳥、宇環及儀器廠(即四名國內發起人(不包括青鳥軟件)另加儀器廠)，於重組前經營本公司設計及發展嵌入式技術及嵌入式系統產品業務
「發起人」	指	本公司的初期發起人－青鳥軟件、宇環、青鳥、北京天橋、New View Venture Limited、亞洲技術投資有限公司、龍騰投資有限公司、致勝資產及Hinet Company Limited

「發起人股份」	指	由本公司發行並由發起人認購的每股面值人民幣1.00元之普通股
「重組」	指	本招股章程附錄五「重組」一段所述為籌備H股於創業板上市而對本公司業務及營運進行的重組
「披露權益條例」	指	證券(披露權益)條例(香港法例第三九六章)
「股份」	指	本公司每股面值人民幣1.00元的普通股，包括發起人股份及H股
「購股權計劃」	指	本公司於二零零零年七月五日有條件批准及採納之購股權計劃，其主要條款概述於本招股章程附錄五「購股權計劃條款概要」一段
「特別規定」	指	國務院於一九九四年八月四日發出，並經不時修訂、補充或以其他方式修改的《國務院關於股份有限公司境外募集股份及上市的特別規定》
「國家」	指	中國政府
「國家國有資產管理局」	指	國家國有資產管理局
「國務院」	指	中國國務院
「國家密碼管理機構」	指	國家密碼管理機構
「聯交所」	指	香港聯合交易所有限公司
「監事」	指	本公司監事會成員

「大福融資」或「保薦人」	指	大福融資有限公司，根據香港法例第333章證券條例註冊之投資顧問，並為配售的保薦人
「大福證券」	指	大福證券有限公司，根據香港法例第333章證券條例註冊之投資顧問，並為配售的聯席建檔人之一兼牽頭經辦人
「商標局」	指	中國國家工商局商標局
「美國」	指	美利堅合眾國
「美元」	指	美元，美國法定貨幣
「世貿組織」	指	世界貿易組織
「宇環」	指	北京市北大宇環微電子系統工程公司，由北京大學微電子學研究所於一九九三年二月一日成立的國有企業，其主要業務為研究、設計及開發ASIC，以及開發用於IC測量之先進微電子儀器。其為發起人之一
「港元」及「仙」	分別指	港元及仙，香港法定貨幣
「人民幣」	指	人民幣，中國法定貨幣
「平方米」	指	平方米
「%」	指	百分比

「ALU」	指	運算器(arithmetic logic unit)的縮寫,微處理器芯片中的一個部件,用於算術運算法、比較操作或邏輯運算等
「ASIC」	指	專用集成電路(application specific integrated circuit)的縮寫,亦為本公司嵌入式系統產品之一的名稱
「桶型移位器」	指	桶型移位器為一組列晶體管。行數相等於數據字體的長度,而列數相等於移位的最闊度。控制電線乃經過組列對角地鋪排。該移位器的主要優點為信號最多只通過一個傳輸門。即是説,傳播延遲理論上是穩定的而與移位的數量或位數的大小無關
「CAD」	指	計算機輔助設計(computer-aided design)的縮寫,一組用於設計工程、建築及科學模型如簡單工具以至樓宇、飛機、集成電路及分子的程式及計算機系統
「CASE」	指	計算機輔助軟件工程(computer-aided software engineering)的縮寫
「CMOS」	指	互補金屬氧化物半導體(complementary metal-oxide semiconductor)的縮寫,此乃一種半導體技術,一對金屬氧化物半導體場效應電晶體(MOSFET)(一個為N型,一個為P型)集成在一個單矽片內。一般而言,這種半導體器件通常用於RAM和開關應用方面,並具有很高的速度和極低的耗電量
「COS」	指	芯片操作系統(chip operating system)的縮寫。COS乃裝置於聰明咭內之系統,其主要功能為控制聰明咭與外界儀器之數據交換、管理聰明咭內之數據儲存及執行若干指令

「CPU」	指	中央處理器(central processing unit)的縮寫,計算機的運算和控制器,它也是詮釋和執行指令的部件。在大型機和早期的小型計算機內部含有用於中央處理器而布滿集成電路的多塊電路板上。單片中央處理器稱作*微處理器*,它用於個人計算機和工作站。中央處理器(在微型計算機上稱作微處理器)具有取指、解碼和執行指令的基本功能,也可以通過計算機的主數據傳輸通道－總線與其他部件交換信息。根據定義,中央處理器是具有計算機「大腦」的功能的晶片。然而,在一些情況下,這一術語包括了處理器和計算機存儲器,甚或廣義指計算機的主機控制部分(相對於周邊設備而言)
「D/A」	指	數碼信號及模擬信號之間進行轉換之縮寫
「數碼簽名」	指	根據簽署電子文件所採用的加密及保密文電鑒別代碼的個人文電鑒別方法
「電郵」	指	電子郵件
「嵌入式系統」	指	嵌入式系統包含多項硬件及軟件元件,在主機系統(如衛星、洗衣機、手提電話及汽車)發揮特定功能。嵌入式系統日漸趨向數碼化而配置非數碼化周邊設備(模擬動力),因此,硬件和軟件之聯手設計乃互相關連。儘管嵌入式系統的設計在過去數十年一直用作工業用途,惟該等系統的系統化設計於近年方始備受注目
「加密」	指	透過特別方法重新排列數據部件的數據編碼程序,令重新排列的數據僅可以特別解密法方可恢復

「EPROM」	指	可擦可編程唯讀記憶體(erasable programmable read-only memory)的縮寫。一種非易失性存儲芯片，在生產出廠後才進行編程。透過移去EPROM表面的保護蓋並將其暴露在紫外線下，可以對其進行重編。儘管EPROM較PROM芯片昂貴，但倘需要對存儲內容作多次修改，則選用EPROM比較化算
「星歷」	指	列載所有行星位置的星學日歷
「特徵參數」	指	參數乃用於描述所研究的物體的特徵
「防火牆」	指	一種透過接入控制政策用於保護用戶的網絡對付非法外來入侵的典型應用系統。防火牆防止用戶或機構的計算機網絡以外的計算機網絡與用戶或機構的計算機網絡直接通信
「FTP」	指	檔案轉移規約(File Transfer Protocol)的縮寫。用以將檔案上傳至及下載自採用TCP/IP網絡之搖距計算機系統的協議
「硅柵N溝道技術」	指	當以P型硅襯底及應用矽作為柵極，形成導電溝道區時就是N型金屬氧化半導體晶體管。
「GIS」	指	地理資訊系統(geographic information system)的縮寫
「GMSK」	指	Ganssion Minimum Shift Keying 的縮寫，一項調制方案，當中，載波相位乃會瞬間受到「調制」信號影響而產生變化
「GPS」	指	全球定位系統(global positioning system)的縮寫。由美國海、陸、空三軍所發展之新一代衛星導航系統
「GPS應用系統」	指	本公司一種提供汽車保安控制及監測之嵌入式系統產品

「HTTP」	指	超文本傳輸規約(Hypertext Transfer Protocol)的縮寫，用以從萬維網取得資訊的用戶／伺服器系統的規約
「IC」	指	集成電路的簡稱
「ICCAD」	指	集成電路計算機輔助設計的簡稱
「I/O bus」	指	輸入輸出總線(input/output bus)的縮寫，計算機內部的一種硬件通路，用於處理器與各種輸入輸出設備之間的信息的傳遞
「IP」	指	知識產權的縮寫
「IP核」	指	由擁有IP之開發商設計之IC組成部件
「IT」	指	資訊科技之簡稱
「互聯網」	指	聯繫不同伺服器的國際網絡，並讓數據於每部採用TCP/IP規約的伺服器間互相傳送。個別用戶可透過調解器將計算機與伺服器連繫，以進入全球計算機網絡
「內部網」	指	指一種網絡，設計用來在公司或機構內部進行信息處理。它用於包括如文件傳發、軟件傳發、接達數據訪問和培訓等。內部網得名的由來是它通常使用與互聯網相關聯的應用程序，例如萬維網網頁、萬維網瀏覽程序、FTP網址、電子郵件、新聞組和郵寄名單，這些應用程序只有公司或機構內的用戶方可接達
「ISDN」	指	綜合服務數碼網絡的縮寫，是從現存的電話服務發展而成的全球數碼通信網絡。它的目標是替代現在的需要數－模轉換的電話網，具有專門為數碼交換和傳輸服務的設施，其先進程度足以取代傳統的模擬數據格式，可以傳送從話音到計算機信息傳輸、音樂和寬頻的數據

「區域網絡」或「LAN」	指	分布在相對有限地域內的一組計算機及其他設備，彼此間透過通信鏈相互連接，網絡上任何設備之間可以進行交換。區域網絡一般包括計算機和共享設備，如激光打印機及大容量硬盤。區域網絡上的設備稱為節點，各節點由電纜相連，信息通過電纜傳輸
「網絡安全產品」	指	本公司一種提供內外網絡資料保安控制之嵌入式系統產品
「PC」	指	個人計算機的縮寫
「印刷電路板」	指	由非導電材料（如塑料或玻璃纖維）製成的一塊平板，上面安裝芯片和其他電子元配零件，而且通常是安裝在為這些零件設計並預先鑽好的孔眼內。元配零件孔之間用預先印刷在板表面的導電金屬連接。電子元配零件上的金屬引腳與導電金屬通路焊接以形成聯繫
「POS」	指	銷售點的縮寫，商場中為所購貨物付款的地方。一般而言，POS指自動化超級市場使用的計算機化交易系統，利用掃描儀讀取標簽和條碼、電子收款機，及利用其他專用設備記錄該銷售點的收益
「PROM」	指	可編程唯讀存儲器的縮寫，這種存儲器，只容許稱作PROM編譯器的硬件將數據寫入。在PROM程式化之後，就只載有該等數據，不可再次程式化

「RAM」	指	隨機存儲器(random access memory)的縮寫，以半導體為本的記憶體，可被CPU或其他硬件設備讀取及寫進。儲存位置可以任何次序接達。須注意多種ROM記憶體可隨意接達，但並不可以寫進。然而，RAM一詞一般指可寫進及可讀取的易失性記憶體
「ROM」	指	唯讀記憶體之縮寫
「RISC」	指	簡化指令集計算機之縮寫，其為一種微處理器設計，專用以快速及有效處理數量相對較少之簡單指示，當中包涵計算機譯碼及執行之大部分指示。RISC結構可最有效地執行各項指示，故該等指示將可非常迅速地進行，一般在一小時內
「路由器」	指	一種在通信網絡中加速報文傳遞的中間設備。通過各種可能的網絡連接將許多計算機連在一起的單一網絡上，路由器接收傳來的報文，並沿最有效的可行路徑將報文轉發給正確的目的地。在一互連並使用相同通信協議的局域網上，路由器的功能略有不同。作為局域網間的連接器，它可使報文從一個局域網傳送到另一個局域網
「安全IC」	指	具特定保安功能的ASIC
「SMTP」	指	簡單郵電傳輸規約(Simple Mail Transfer Protocol)的縮寫，用以將報文由一部計算機傳送往另一部計算機之TCP/IP規約。此規約用以於互聯網傳送電子郵件
「聰明咭應用系統」	指	本公司一種提供存取控制及銷售點等之嵌入式系統產品之一
「TCP/IP」	指	傳輸控制規約／互聯網規約(Transmission Control Protocol/Internet Protocol)的縮寫，此乃一個由美國國防部就計算機間的通訊而發展的規約

「VERILOG」	指	一種用於數字化電子系統設計的硬件描述語言，它能讓設計者實現多層級的邏輯設計並在系統仿真和驗證時提供時序分析和邏輯綜合
「VHDL」	指	非常高速集成電路硬件描述語言，very-high-speed integrated circuit (VHSIC) hardware description language的縮寫
「無線火災警報系統」	指	無綫火災警報系統之簡稱，本公司一種能就消防提供可靠保護之嵌入式系統之一
「萬維網」或「www」	指	全球HTTP伺服器內之全套互連超文本文件

有意投資者在衡量投資H股與否時，務應審慎細閱本招股章程所載的全部資料，尤須考慮下文所載的風險因素。

與本公司有關的風險

營運歷史尚短及有經營虧損往績

在重組以前，本公司設計及開發嵌入式技術及嵌入式系統產品之業務由前身業務經營。截至一九九九年十二月三十一日止兩個年度，本公司錄得淨虧損分別約人民幣4,800,000元及人民幣4,500,000元。本公司過往以至日後的經營業績均受多項因素所影響，包括競爭加劇、科技瞬息萬變及新產品不斷推出、本公司能否成功推行其業務策略及宗旨、產品定價基準的轉變，以及本公司能否維持嵌入式系統軟件開發商及集成電路系統設計商在中國的領導地位。

倘經營及資本開支以及銷售及市場推廣成本的上漲，未能與短期內收益的相應升幅配合，則本公司可能在可見未來錄得經營虧損。

依賴北京大學及四名國內發起人

本公司於緊隨重組完成後之經營業務由前身業務轉讓。該等業務在很大程度上乃由前身業務在北京大學的雄厚技術支持下發展。就此而言，如失去北京大學的技術支持，本公司的表現可能會受到重大不利影響。為確保北京大學繼續給予技術支持，本公司與北京大學（代表研究所）於二零零零年四月十七日訂立一項技術協議，據此，研究所同意繼續向本公司提供技術支持，年期不限。四名國內發起人亦已與本公司訂立一項類似技術合作及支持協議。四名國內發起人乃由北京大學直接及間接控制。

此外，本公司亦已就本公司之業務直接或間接與北京大學及四名國內發起人訂立多份其他協議。該等協議之詳情載於本招股章程「與北京大學的關係」一節內。再者，於重組完成後，負責研究及發展本公司營運業務之技術人員已由四名國內發起人

調往本公司。就此而言及在某個程度上，本公司將繼續依賴北京大學及其聯繫人士提供技術支援。準投資者務應注意，倘任何上述協議遭提早終止，或北京大學與本公司之關係有任何變化，本公司之表現或會受到不利影響。

依賴主要僱員

於最後實際可行日期，本公司共有5位執行董事及8位高級管理人員，負責實行本公司的業務計劃及監督本公司的日常運作。各執行董事已與本公司簽訂自本公司成立日期起計之三年固定年期之服務合約，內中並無載有可提早終止的條文。各高級管理人員已與本公司簽訂自本公司成立日期起計之三年固定年期之服務合約，當中載有可提早終止的條文。本公司在很大程度上依賴該等主要僱員的服務，如流失該等僱員，則可能會對本公司的表現帶來不利影響。

依賴客戶

截至一九九九年十二月三十一日止兩個年度，本公司五大客戶分別佔本公司總營業額合共約93.1%及69.1%。本公司若干產品乃應本公司的主要客戶－政府機關的要求而發展。憑藉本身與國家、政府機關及政府機關所成立的企業如公安部、交通部、軍隊及海關及半政府組織如銀行等所建立的關係，預期此等客戶將會繼續購買本公司的產品，並佔本公司大部分收入。本公司向該等客戶所銷售的產品如有減少或延遲，將可能會對本公司的經營業績構成重大不利影響。

截至一九九九年十二月三十一日止兩個年度，並無任何收入來自向青鳥集團各成員公司或北京大學銷售任何嵌入式系統產品。然而，本公司於一九九九年十二月三十一日錄得來自青鳥集團及北京大學銷售額的遞延收入合共約人民幣10,760,000元。為規範青鳥集團與北京大學的關係，本公司於二零零零年四月十七日與四川天目監控保安系統有限公司(「天目」，其30%股本由青鳥擁有)訂立總銷售協議，內容關於向北京天橋及天目銷售嵌入式系統產品。由於預期青鳥集團及本公司將會擴充業務，董事相信本公司將於日後繼續與青鳥集團及北京大學進行類似交易。倘青鳥集團及北京大學不再向本公司發出採購嵌入式系統產品的訂單，則本公司的溢利或會受到不利影響。

元器件製造及供應

由於本公司主要從事研發軟件及設計集成電路，故此本公司的製造業務主要包括硬件及部件的最後裝配、測試及品質控制。截至一九九九年十二月三十一日止兩個年度，本公司五大供應商合共佔本公司的總採購額分別約26.7%及26.6%。雖然，董事相信許多在生產本公司製成品所用的硬件及部件一般可從多個貨源購得，惟本公司概不保證本公司不會面對若干元器件短缺，因而可能對本公司的業務及經營業績構成不利影響。

不競爭承諾

北京大學及四名國內發起人已各別於二零零零年四月十七日與本公司訂立不競爭協議，據此，北京大學及四名國內發起人已向本公司及其聯營企業作出不可撤回之承諾，表明彼等各人將不會直接或間接從事任何與本公司現有及日後之嵌入式系統產品構成競爭之業務。此外，根據北京大學（代表研究所）與本公司訂立之技術支援及合作協議，本公司已按照該等協議之條文獲授第一優先權以獲得轉讓或批授特許權，可獨家使用由研究所獨立研究及開發之任何技術。不競爭協議之詳情載於本招股章程「與北京大學的關係」一節所載之不競爭協議。

上述不競爭協議訂明，倘四名國內發起人日後於本公司之持股百分比低於20%，則不競爭協議將予以終止。準投資者務應注意，雖然四名國內發起人不得於本公司成立起計三年內依法轉讓其各自之發起人股份，惟倘任何該等轉讓事項致使不競爭協議終止，則可能對本公司之業務、經營業績及財務狀況造成不利影響。

稅項

根據二零零零年四月十三日發出之准許證（即由北京市人民政府授出之HZ1386號證書），本公司被核證為試驗區之高新科技企業，故符合資格享受若干優惠稅項待遇，主要包括享受15%寬減所得稅率及開業後首三年豁免繳納所得稅，以及待北京市人民政府批准後由第四年至第六年按15%寬減所得稅率基準再獲得50%寬減。有關本公司適用優惠稅項待遇之詳情，請參閱本招股章程「財務資料」一節「稅項」一段。

投資者應注意，不能保證上述優惠税項待遇必可在將來延續，如不能延續，本公司的溢利能力或會因而受到不利影響。

與行業有關的風險

中國對有關計算機信息系統的商用密碼產品及保安產品所實施的條例

國務院於一九九九年十月七日推行商用密碼管理條例，務求加強對中國商用密碼產品的發牌規定及規管。該等條例監管與加密有關之科技及生產，以及在不涉及國家機密信息之資料上使用安全證書。

有關條例僅適用於商用密碼產品。根據該等條例，只有國家密碼管理機構所指定並具備所需技術及研究設備水平的該等機構，方可進行商用密碼研發工作。同樣，經由國家密碼管理機構指定之該等單位，方可製造及銷售商用密碼產品。國家嚴禁非法生產商用密碼產品。密碼產品製造商須具有所需技術及設備水平，方可製造及生產商用密碼產品。在開始生產前，所有型號均須取得國家密碼管理機構的批准。

合資格銷售機構亦可銷售商用密碼產品。只有符合規管機關所訂資格的機構才會獲發「商用密碼產品銷售許可證」。買方的資料（包括公司名稱、地址、身份證明文件號碼及密碼產品的用途）須於國家密碼管理機構存案。

根據商用密碼管理條例，本公司已向國家密碼管理機構提出申請，以就其加密裝置取得生產及銷售許可證。青鳥於一九九九年就安全IC向國家密碼管理機構取得產品規格標準批文（「安全IC批文」）。於二零零零年六月七日，本公司就本公司獲得轉讓安全IC批文向國家密碼機構取得批文，以使本公司有權就安全IC進行研究、生產及相關業務。在日後，本公司計劃就其即將開發之嶄新加密裝置或商用密碼產品向國家密碼機構申領研究、生產及銷售給予許可證。謹請準投資者注意，現無法保證國家密碼管理機構將向本公司批出許可證或給予批文或本公司將得以延聘一間認可製造

商以生產其日後之商用密碼產品，而在該情況下，本公司的業務、經營業績及財務狀況或會受到重大影響。另務請注意，倘國務院施行額外或更嚴厲的商用密碼產品條例，則或會對本公司業務的未來發展構成不利影響。

競爭

憑藉本公司與北京大學的關係，加上其大部份產品系列的性質，董事認為本公司現時在中國國內市場並無面對重大競爭，雖然如此，經常有新產品推出市場，而且在價格及／或性能上亦不斷改善，故本公司的產品系列將面對更激烈的競爭。即使本公司能適時推出先進產品，但不能保證該等新產品會受到市場歡迎。董事預期，日後其各種產品系列將會面對其他公司更激烈之競爭，而倘本公司未能因應推出切合市場需求之產品，則本公司的整體邊際盈利或會受到嚴重影響。

商標侵權

本公司現正根據香港法律及中國法律註冊商標圖案作為一項商標。本公司亦已分別向香港知識產權處及商標局申請註冊本身之商標，而董事預計，本公司將分別於二零零零年八月及二零零一年七月前辦妥該等商標的註冊。在辦理商標註冊期間，本公司已與青鳥軟件訂立在其產品上使用由青鳥軟件註冊的兩個商標訂立商標特許權協議。有關特許權之詳情載於「業務」一節「知識產權」一段內。

然而，鑑於中國及香港經常發生利用銷售贋品而侵犯知識產權之情況，有意投資者應注意，即使本公司的商標圖案的註冊已辦妥，並受有關法律保護，然而，由於贋品和原產品有價格上的差異，故贋品經常擁有其市場。全面杜絕商標侵權情況將會非常困難。倘商標受到侵權，本公司之盈利能力將受不利影響。

保護非專利技術

本公司擁有一支實力雄厚的研發隊伍，近年來在發展嵌入式技術取得卓越成績。然而，本公司概無就其研究成果申請任何專利，故本公司是以非專利技術的形式擁有所有該等研究成果。由於中國法例中僅有數項條文（當中只有中國反不公平競爭條例第10條）保障非專利技術，故任何其他人士如侵犯本公司之非專利技術，本公司的經營業績可能會受到不利影響。

GPS技術

GPS衛星乃由美國政府所控制，而GPS定位技術之準確性亦受美國政府所限制。準投資者務須留意，概不保證美國政府將不會實施嚴厲政策以限制GPS衛星之使用。在該情況下，可能對本公司之業務之未來發展有重大不利影響，尤以GPS應用系統、經營業績及溢利水平為然。

發展新產品

於不久將來，本公司的業務發展將會在若干程度上依賴現時由本公司所發展的軟件及集成電路。然而，儘管本公司已重複進行測試，惟已開發之軟件及集成電路仍可能出錯，或如發現出錯，則將會及時作出修改。此外，本公司亦可能在研究及發展嶄新嵌入式系統產品方面面對困難，或推出之新產品未能切合市場需求之轉變。倘本公司未能適時發展新軟件及硬件或提升現有嵌入式系統，或倘由其發展嵌入式系統受市場歡迎之程度未能達到預期水平，則本公司的業務、經營業績及財政狀況或會受到不利影響。

技術轉變

本公司產品市場的特色是時常推出新產品，所用技術亦日新月異、瞬息萬變，以及業內標準不斷更新變化致使產品會瞬間過時及壽命週期短促。開發技術先進產品的過程非常複雜而且充滿未知之數，需要經過多方面的研究及應用，並且需要不斷推陳出新，以及需要準確預測技術及市場動向。概不保證本公司在研究與開發方面能洞察及開發新軟硬件，或改良現時已符合市場需求的嵌入式軟件，也不保證能適時地成功製造、推廣及支援適時的嶄新或經提升改良的產品。此外，本公司或其競爭對手或

會引進嶄新產品或提升產品，致使本公司現有產品的壽命週期縮短或令現有產品系列很快過時。若然如此，則本公司的業務、經營業績及財政狀況或會受到嚴重不利影響。

加入世貿組織

由於中國法例及法規現時對進口若干外國安全相關嵌入式產品到中國施加管制，故就中國市場而言，擁有相對較先進安全相關嵌入式技術之外國競爭對手現時並未對本公司構成直接威脅。然而，不能保證該等保護性法規將於中國加入世貿組織後繼續施行，而在該情況下，本公司之銷售額或會因而受到不利影響。

中國對無綫電頻率所實行的條例

根據中國無綫電管理條例，國家擁有無綫電頻率資源。國家信息產業部無綫電管理局有權計劃、管理及分配不同的無綫電頻率。在用戶使用無綫電頻率前，須先向國家級或地方級的國家無綫電管理委員會及有關機關申請，國家信息產業部無綫電管理局及有關機關可酌情授予無綫電頻率使用許可證。無綫電頻率使用許可證的年期固定，期間，在取得適當級別之國家信息產業部無綫電管理局批准之前，持有無綫電頻率的單位或個人不得在期內直接或間接轉讓所獲分配的無綫電頻率，並須遵照有關的國家無綫電管理條例。有關方面概不得出租或變相出租無綫電頻率使用許可證。

本公司已就其用於JB230M GPS產品向國家信息產業部無綫電管理局取得無綫電頻率設備型號核准證，有效期由簽發日期（即二零零零年一月二十七日）起計五年期間。準投資者務請留意，概不保證本公司可就日後所開發的產品向國家信息產業部無綫電管理局取得有關核准證。

與中國有關的風險

中國政治及經濟的考慮因素

本公司所有營運均位於中國。準投資者務請注意，倘中國經濟及政治狀況，以及國家在監管中國經濟上採納的政策有轉變，均可能對本公司於中國的業務及其表現與盈利能力構成影響。

中國經濟過去為中央計劃經濟，須受國家制定的一系列國家經濟計劃規限。在過往的二十多年，國家對中國的經濟及政治制度進行改革。該等改革使經濟及社會狀況大大改善。該等改革大部分為前所未有，而當其他政治、經濟及社會因素亦可能導致該等改革措施作出進一步調整時，預計於日後再行修訂及改良。然而，改善及調整過程不一定對本公司的業務營運帶來正面影響，亦不能保證國家會繼續推行經濟改革。

本公司概不保證中國的政治、經濟及社會狀況的變動、國家政策（例如法例及法規（或其詮釋）的變動、推行壓抑通脹措施、稅率或徵稅方式的變動、以及對外幣兑換及海外滙款實施額外限制等對本公司的表現及溢利能力不會構成不利影響。

法律制度

中國法律制度乃以成文法為基礎之民事法體系，其中已裁決的法律案件不能作為案例援引。自一九七九年以來，中國頒布及修訂多項規管一般經濟事宜之法律及法規，就經濟及商業守則提供一般指引。儘管如此，與若干西方國家之法律制度相比，中國法律制度被認為尚未發展成熟。中國法律在詮釋方面可能不一致，並且或會受反映國內政治及社會變動之政策變動所影響。此外，執行現行法律時亦可涉及不明朗及不可預計事項。

中國在頒布針對經濟事宜（如公司組織及管治、外資、商業、税項、貿易等）的法例及條例方面已有重大進展。新法例的頒布、更改現行法例及以國家法律廢除地方法例等行動對本公司業務及前景可能有負面影響。

不同監管架構

鑑於絕大部分本公司業務皆在中國營運，本公司的運作主要受中國法律的管轄。作為一家在中國境外發售股份及上市的中國公司，本公司須受特別規條及必備條款所規限。必備條款載有將在境外上市的中國公司必須納入其組織章程細則內的若干條款，而其用意在於監管該等公司的內部事務。一般來說，公司法及特別規條（尤其

是有關保障股東知情權的規定)皆未及在香港、英國、美國及其他發達國家或地區內註冊成立的公司所適用者發展成熟。

公司法亦與香港、美國及其他普通法國家或地區的公司法有重大差異,尤其是有關保護投資者方面,包括少數股東的衍生訴訟和其他對少數股東的保護、對董事的規限、財務披露、各類股東權利的更改、股東大會的程序及股息的分派等方面。

公司法之下對投資者的有限度保障,可藉引入必備條款和創業板上市規則所規定的若干額外規定而在一定程度上獲得彌補,從而減少香港公司法與公司法之間的差距。該等必備條款及額外規定必須載入所有申請在香港上市的中國公司的組織章程細則內。公司組織章程細則已載入必備條款和創業板上市規則所規定的條款。儘管已載入該等條款,但不能保證本公司股東必可獲得他們在其他司法權區可享有的保障。

證券法例與法規

現時,中國證券業的監管架構僅處於發展初期。中國證監會負責管理及監管全國證券市場、起草有關的法例與法規,以及對全國證券市場進行監管。國務院法規及中國證監會正在實行的相關措施(例如處置中國上市公司的收購和資料披露)適用於一般上市公司而不限於任何特定證券交易所上市的公司。因此,這些條款亦有可能適用於一家股份在中國境外證券交易所上市的股份有限公司(例如本公司)。

中華人民共和國證券法於一九九九年七月一日起生效。中國證券法是對中國證券市場進行全面倪範的基本法律,適用於在中國境內的股份、公司債券和國務院依法認定的其他證券的發行和買賣。公司法與近期頒佈的有關法規和規例以及有關在中國境外募集股份的股份有限公司的法例,某程度上將會成為一個法律架構,以規範公司(例如本公司)與其董事和股東的公司行為。投資者應注意中國證券業的監管架構現處於發展初期,其任何改變皆非本公司所能控制。

裁決及仲裁的執行

中國並無訂立任何條約或安排，以確定及執行香港或大多其他司法權區的法院裁決。因此，要在中國確定及執行其他司法權區的法院裁決實非易事。務請注意：根據公司組織章程，若H股持有人與本公司、董事、監事、經理、管理人員發生爭議，或基於公司組織章程或中國公司法及條例所附帶或施加的任何權利或責任而提出與本公司事務有關索償，除非公司組織章程另有規定，否則該名人士須把爭議或索償提交香港國際仲裁中心或中國國際經濟貿易仲裁委員會進行仲裁。仲裁的裁決應為最終裁決，對各方均具約束力。

中國為承認及強制執行外國仲裁法的聯合國公約（「紐約公約」）的簽署國，一直以來均容許在中國互惠強制執行由位於其他紐約公約簽署國的仲裁機構的裁決。自中國於一九九七年七月一日對香港恢復行使主權後，紐約公約不再適用於在中國其他地區強制執行香港仲裁裁決。於一九九九年六月二十一日，香港及中國方面已就互相強制執行仲裁裁決作出安排。該項新安排已獲中國最高法院及香港立法局批准，並已於二零零零年二月一日起生效。

有關仲裁的其他資料，包括已於一九九五年九月一日生效的「中華人民共和國仲裁法」，載於附錄三「仲裁及仲裁裁決的執行」一段。

外幣兑換及滙率風險

本公司大致上所有經營收益乃以人民幣訂值。為向中國境外股東派發股息，本公司的人民幣收益必須兑換為港元。於一九九四年一月一日起，中國政府廢除滙率雙軌制，而採納根據市場供求決定的統一浮動滙率機制。根據此統一機制，人民銀行會根據銀行同業外滙市場前一天的交易而公布每日人民幣兑美元滙率。儘管出現上述發展，人民幣仍不可自由兑換。

由於在很大程度上滙率乃依據市場力量，人民幣兑其他貨幣之滙率（包括美元及港元）很易受到基於外來因素所出現的變動所影響，並無保證人民幣不會貶值。倘若人民幣貶值，本公司業務之港元盈利價值將會受到不利影響。

為籌備H股在創業板上市，本公司已向創業板上市科申請批准多項豁免，以獲豁免遵守創業板上市規則若干規定。有關豁免詳情載述如下。

購股權計劃

創業板上市規則第23.03(2)條規定購股權計劃及其他任何計劃合計所涉及的H股總數，不得超過本公司不時已發行股本的10%（「計劃限額」）。本公司已申請一項豁免，以期獲豁免毋須嚴格遵守創業板上市規則第23.03(2)條，令計劃限額可增至本公司不時已發行股本30%。聯交所已授予該項豁免，條件如下：

(1) 因行使購股權計劃或任何其他計劃項下之購股權而可能購入之H股總數合共不得超過本公司當時已發行股本30%。

(2) 在上文(1)所述規限下，本公司可徵求股東在股東大會上批准根據購股權計劃或任何其他計劃授出購股權，以賦予參與者權利，藉行使購股權購入H股，惟數額最多合共佔本公司於批准時之已發行股本10%(「一般授權限額」)，而有關限額將由股東在股東大會上更新。

(3) 在上文(1)所述規限下，本公司可徵求股東另行在股東大會上批准向本公司指定之參與者授出超出一般授權限額之購股權。

(4) 倘向關連人士(該詞之定義見創業板上市規則)批授購股權，則批授購股權一事須經全部獨立非執行董事批准，以及倘建議向同時亦為主要股東(該詞之定義見創業板上市規則)之關連人士或其任何聯繫人士批授購股權，而建議批授之購股權加上該關連人士於過去十二個月期間已獲授之購股權時，將令彼獲得當時已發行股份總額0.1%以上，且有關價值超過5,000,000港元，則批授購股權一事須經獨立股東批准。

(5) 本公司將於年報及中期報告內作出下列額外披露：

(i) 批授予以下人士之購股權之詳情：各董事及所有其他參與人士；及

(ii) 股東批准之各購股權計劃之主要條款概要。

關連交易

北京大學與四名國內發起人已進行若干交易，就創業板上市規則而言，待本公司在創業板上市後，該等交易將構成不獲豁免之持續關連交易。該等交易（有關詳情載於本招股章程「與北京大學的關係」一節內「關連交易」一段）包括：

(1) 四名國內發起人向本公司提供技術合作及支援；

(2) 北京大學（代表研究所）向本公司提供技術合作及支援；

(3) 北京天橋向本公司提供230M頻寬GPS技術之獨家特許權；

(4) 本公司出售GPS應用系統予天目；

(5) 本公司出售網絡安全產品予北京天橋；

(6) 本公司向北京大學微電子學研究所租賃技術設備；及

(7) 北京大學微電子學研究所向本公司租賃技術設備。

董事（包括獨立非執行董事）及大福融資認為，上述交易乃按一般商業條款並在一般及日常業務過程中訂立，且誠屬公平合理，亦符合本公司股東的整體利益。

根據創業板上市規則第20.26條之規定，上述關連交易（「不獲豁免之持續關連交易」）構成不獲豁免之持續關連交易，因此，須受創業板上市規則第20.34條所載之申報規定、第20.35條所載之公布規定及第20.36條所載之股東批准規定所規限。董事認為，嚴格遵守有關不獲豁免之持續關連交易之規定實屬不可行。因此，本公司已向聯交所申請豁免，以獲豁免毋須就不獲豁免之持續關連交易嚴格遵守創業板上市規

則之有關規定，直至二零零二年十二月三十一日。聯交所已表明將會批授豁免，以豁免毋須遵守有關不獲豁免之持續關連交易之規定，條件如下：

(i) 不獲豁免之持續關連交易將：

(aa) 於本公司日常業務過程中（定義見創業板上市規則）訂立；

(bb) 按照一般商業條款訂立或，如無足夠可資比較的交易以衡量該等交易是否按照一般商業條款訂立，則按不遜於給予獨立第三方的條款訂立；

(cc) 根據有關協議，並按對本公司股東公平合理且符合本公司股東整體的利益的條款訂立；

(dd) 於每項持續關連交易的年度總額均不超過有關的年度上限之情況下訂立；

(ii) 交易詳情將按創業板上市規則第20.34(1)至(5)條所規定於本公司的年報內披露；

(iii) 獨立非執行董事將每年審閱不獲豁免之持續關連交易，並於本公司下年度年報及賬目中確認該等交易是：

(aa) 於本公司一般及日常業務過程中訂立；

(bb) 按照一般商業條款訂立或，如無足夠可資比較的交易以衡量該等交易是否按照一般商業條款訂立，則按不遜於給予獨立第三方的條款訂立；

(cc) 根據規範該等交易之相關協議，並按公平合理及符合本公司股東整體利益的條款訂立；

(iv) 本公司之核數師將於各年度向本公司董事會提供一份函件（該函件的副本則送呈聯交所創業板上市科，以確認不獲豁免之持續關連交易：

(aa) 已獲得董事批准；

(bb) 是根據規範該等交易的相關協議的條款訂立，及倘有關交易涉及由本公司提供貨品或服務，則按本文所述的訂價政策進行；及

(cc) 並無超逾與聯交所協定的有關上限(「上限」)，詳情請參閱「與北京大學的關係」一節「不獲豁免之持續關連交易」一段；

(v) 如本公司得知或有理由相信獨立董事委員會及/或核數師將不能確認分別於創業板上市規則第20.27條及/或第20.28條所載列之事項，本公司將即時通知創業板上市科。於該情況下，本公司可能需要重新遵守第20.36(3)及(4)條及任何聯交所創業板上市科就不獲豁免之持續關連交易認為適當之條件。

誠如上文所述，聯交所已授出年期至二零零二年十二月三十一日止三年期間之豁免，意即如交易仍然持續，則本公司將於二零零二年十二月三十一日後嚴格遵守創業板上市規則第20章所載有關不獲豁免之持續關連交易之規定，除非本公司就此取得聯交所之類似豁免則除外。

倘超出任何上限，或倘本公司日後與任何關連人士(定義見創業板上市規則)訂立任何新交易或協議，則本公司將遵守創業板上市規則第20章有關關連交易之規定，除非其已申請並已取得聯交所之獨立批准則除外。

所報財政期間

根據創業板上市規則第11.11條，申報會計師所報本公司之最近期財政期間不得為截至本招股章程刊發日期前六個月以上。本招股章程所載之會計師報告經已編製，以納入本公司截至一九九九年十二月三十一日止兩個年度之合併業績。本公司已申請而聯交所亦已授出豁免，以獲豁免毋須遵守創業板上市規則第11.11條。董事確認，彼等已對本公司履行足夠盡職審查，以確保除本文所披露者外，截至本招股章程刊發日期前，本公司之財務狀況自一九九九年十二月三十一日以來並無重大逆轉，亦無任何事宜將會對本招股章程附錄一所載本公司會計師報告所示之資料造成重大影響。

託管安排

根據創業板上市規則，各初期管理層股東及重大股東須遵守以下各項：

1. 各初期管理層股東將於上市日期起計兩年期間內，按聯交所接納之條款，將彼等之有關股份交由聯交所接納之託管代理託管（創業板上市規則第13.16(1)條）；及

2. 各重大股東將於上市日期起計六個月期間內，將彼等之有關股份交由聯交所接納之代理託管（創業板上市規則第13.18(1)條）。

董事認為創業板上市規則第13.16 (1)條及第13.18 (1)條並不適用於：(1)由四名國內發起人、致勝資產及New View Venture Limited持有之發起人股份；及(2)由亞洲技術投資有限公司作為重大股東（「重大股東」）持有之發起人股份，原因如下：

1. 根據中國有關法例及規例，由初期管理層股東及重大股東持有之發起人股份須受以下法律限制所規限：

   (a) 公司法第147條訂明一家根據公司法成立之股份有限公司之發起人股份不得於該公司成立後三年內轉讓；及

   (b) 中華人民共和國擔保法第75條訂明只有可轉讓股份可在中國構成作為質押或押記之法定抵押品。

   由於本公司於二零零零年三月二十九日成立為一家股份有限公司，故初期管理層股東及重大股東之發起人股份均須受公司法及中國證券法施加之限制所規限，故此，於直至二零零三年三月二十九日止三年內不得轉讓。由於發起人股份不得轉讓，故發起人股份不能在中國構成作為質押或押記之法定抵押品。

2. 發起人股份並無以任何形式之實質文據或所有權文件作代表。初期管理層股東及重大股東或會未能藉寄存彼等各自之發起人股份或當中任何部分之所有權文件而設立任何質押或押記，亦即表示由託管代理根據創業

板上市規則第13.16 (1)條及第13.18 (1)條託管之有關事宜並無以任何形式實際存在以供託管。

鑑於中國法例及規例之有關條文已達致創業板上市規則第13.16 (1)條及第13.18 (1)條之用意及目的，即引用以限制初期管理層股東及重大股東之權利，禁止其於實際上較有關創業板上市規則所訂期間為長之一段期間內出售或質押彼等各自之發起人股份，故此，本公司已申請豁免，以獲豁免毋須遵守創業板上市規則第13.16 (1)條及第13.18 (1)條。聯交所已批准豁免毋須嚴格遵守創業板上市規則第13.16(1)條及第13.18(1)條，條件為若有關中國法例及規例放寬或撤除，初期管理層股東及主要股東須分別遵守創業板上市規則第13.16(1)條及第13.18(1)條之託管安排規定。

董事對本招股章程內容所負責任

各董事就本招股章程所載資料的準確性共同及個別承擔全部責任，包括遵照創業板上市規則規定提供有關本公司的資料。董事在進行一切合理查詢後確認，就其深知及確信：－

1. 本招股章程所載資料在所有重大方面均準確完備，並無誤導；

2. 本招股章程並無遺漏其他事實，以致本招股章程任何內容產生誤導；及

3. 本招股章程所載所有意見乃經審慎周詳考慮以及依據公平合理的基準及假設作出。

中國證監會的同意

中國證監會已同意本公司進行配售及申請將H股在創業板上市。在授出該等同意時，中國證監會對本公司在財政上是否穩健，或本招股章程及申請表格所作或發表的任何聲明及意見的準確性概不負責。

悉數包銷

配售是本公司按每股H股11.00港元的價格，在香港提呈24,000,000股H股以供認購。配售股份將以配售方式按配售價提呈予專業、機構及其他投資者。配售須待本招股章程「配售的架構及條件」一段所述的條件獲達成後，方可作實。各認購配售股份的人士將須確認或因其認購配售股份而被視為確認，彼等均得悉本招股章程所述對提呈配售股份的限制。本招股章程僅就配售而刊發。

配售由大福融資擔任保薦人，並由配售包銷商悉數包銷。有關包銷安排的詳情，請參閱第143至147頁「包銷」一節。

H股僅在香港提呈發售

本公司並無在香港以外任何司法權區辦理手續，以便獲准在香港以外任何司法權區提呈H股或分派本招股章程。在任何未認可本招股章程的司法權區內，本招股章

程並非一項要約或邀請或有意作出邀請或要約，而在向任何人士提出未經認可的要約或邀請即屬違法的情況下，本招股章程亦非一項要約或邀請。

美國

H股並未亦不會根據一九三三年美國證券法（經修訂）（「美國證券法」）登記，且亦不得在美國境內發售或出售，亦不得向美國人士或代其或為其利益而發售（若干獲豁免之交易除外），或不遵守美國證券法之註冊規定而發售。H股乃依據美國證券法項下之S規例於美國境外向非美國人士發售及出售。本節所用之詞彙具有美國證券法項下S規例所賦之涵義。

H股不會於配售開始、配售截止日期及行使任何超額配股權之截止日期（以最後發生者為準）後(i)任何時間作為其分銷之部分或(ii)40日內在美國或向美國人士或代表彼等或以彼等之利益發售或出售，而配售包銷商將於分銷遵守期間向其出售H股之各證券商發確認書或其他通知，列出在美國境內或向美國人士或代表彼等或以彼等之利益發售銷售股份之限制。

此外，於配售開始、配售截止日期及行使任何超額配股權之截止日期（以最後發生者為準）後40日內任何證券商（不論是否參與配售）若在美國境內發售或出售H股（不論是否配售之一部份），若該等發售或出售並非根據美國證券法之登記規定或獲豁免或屬於限制以外之交易，則可能違反美國證券法之登記規定。

H股並未獲美國證券及交易委員會、美國任何國家證券委員會或任何其他美國規管機構批准或不批准，上述任何機構亦無批准發售H股或就本招股章程之準確性或完整性批署。任何有抵觸成分之陳述均構成美國刑事罪行。

英國

本招股章程並無經英國授權人士批准，亦無在英國公司註冊處登記。因此，H股不得在英國發售或出售，但發售或出售予以購買、持有、管理或出售投資為日常業務之人士（不論以委託人或代理人身份），或並不屬於及不會屬於一九九五年公開發售證券條例（修訂本）所指向英國公眾人士發售之情況除外。此外，任何人士如獲得有

關發行或出售H股之任何文件，均不得在英國刊發或轉交予任何人士，除非有關人士屬於一九八六年金融服務法及一九九六年（投資廣告）（豁免）指令（修訂本）第11(3)條所界定者，或可合法地獲發或轉交該等文件者。

日本

配售未曾且不會根據日本證券及交易法（「證券及交易法」）註冊。將予提呈之H股可能不會直接或間接在日本或向日本居民或以日本居民之利益提呈或發售，惟根據證券及交易法之適用豁免註冊規定及遵照日本法任何其他適用規定者除外。

新加坡

本招股章程並無亦不會在新加坡公司及業務註冊處登記，而H股將根據新加坡公司法（「新加坡公司法」）第50章第四部5A分部提出之豁免提呈發售。因此，本招股章程及有關發售H股之任何其他發售文件或材料不會在新加坡刊發、傳送或派發，亦不會向新加坡公眾直接或間接提呈發售任何H股以供認購、購買或出售或直接或間接提出認購或購買任何H股之邀請或建議，惟(a)根據及遵照新加坡公司法第四部5A分部提出之豁免條件，以及根據該豁免可能向其發售或出售H股之人士；或(b)根據及遵照新加坡公司法任何其他規定之條件除外。

申請於創業板上市

本公司已向聯交所創業板上市委員會申請批准本公司的H股（包括因超額配股權獲行使而可能發行的額外H股）及任何因行使根據購股權計劃所授購股權而可能發行的H股上市及買賣。

本公司的股本或借貸資本並無在任何其他證券交易所上市或買賣。本公司目前亦無尋求或有意尋求於任何其他證券交易所上市或買賣該等股本或借貸資本。

建議諮詢專業稅務意見

如　閣下對於認購H股或購買、持有或出售或買賣H股的稅務影響有任何疑問，應徵詢專家的意見。

本公司、各董事、大福融資及參與配售的任何其他人士對於任何人士因認購H股或購買、持有或出售或買賣H股股份所引致的稅務影響或責任概不負責。

認購、購買及轉讓H股的登記手續

本公司已指示其香港股份過戶登記分處香港中央結算（證券登記）有限公司，而香港中央結算（證券登記）有限公司已同意，除非持有人已就H股向股份過戶登記處遞交載有以下聲明並經簽署的表格，否則不會以該持有人名義登記任何H股的認購、購買或轉讓：

(i) 持有人與本公司及各股東同意，而本公司亦與本公司各股東同意，會遵守及依從公司法、特別規定及公司組織章程細則的規定；

(ii) 持有人與本公司、本公司各股東、董事、監事、經理及高級職員同意，而本公司亦代表本身、本公司各董事、監事、經理及高級職員與各股東同意，會根據公司組織章程細則，將由公司組織章程細則、公司法或其他有關法例及行政規例所賦予或施加的任何權利或義務所產生的一切與本公司事務有關的分歧及索償提交仲裁。提出仲裁將視作授權仲裁庭進行公開聆訊及公布裁決結果，而該仲裁將為最終及具決定性；

(iii) 持有人與本公司及本公司各股東同意，H股可由其持有人自由轉讓；及

(iv) 持有人授權本公司代其與本公司各董事及高級職員訂立合約，據此，該等董事及高級職員承諾遵守及依從公司組織章程細則中有關彼等須向股東履行責任的規定。

印花稅

任何人士如買賣登記於本公司股東名冊香港分冊的H股，均須繳納香港印花稅。

配售的架構

配售的架構詳情（包括配售的條件）載於本招股章程「配售的架構及條件」一節。

滙率換算

除非另有註明，本招股章程所載按二零零零年六月三十日適用的1.00港元兑人民幣1.0624元的人民銀行滙率由人民幣換算為港元的金額及該滙率僅供參考，概不表示本招股章程所載的人民幣或港元金額應可或可以於該日或任何其他日期按任何特定滙率換算為港元或人民幣（視情況而定）。

姓名	地址	國籍
執行董事		
許振東先生	中國 北京 西城區 復外大街 85公寓610號	中國
陳　鐘教授	中國 北京 海淀區 北京大學 燕北園 315公寓210號	中國
張萬中副教授	中國 北京 海淀區 北京大學 燕北園 311公寓212號	中國
徐祗祥先生	中國 北京 西城區 新文化街5號	中國
劉　越副教授	中國 北京 海淀區 北京大學 55公寓417號	中國

非執行董事

楊芙清教授	中國 北京 海淀區 北京大學 朗潤園13公寓208號	中國
王陽元教授	中國 北京 海淀區 北京大學 朗潤園 13公寓208號	中國
韓汝琦教授	中國 北京 海淀區 北京大學 承澤園 105號樓103室	中國
邢煥樓先生	中國 北京市 海淀區 明光村 9號樓15號	中國
魯連城先生	香港 布力徑29號	中國

獨立非執行董事

劉永平女士	中國 北京 西城區 廠橋大街 草嵐子胡同3號院 202室	中國
南相浩教授	中國 北京 海淀區 廂紅旗一號院 7號東樓5室	中國

監事

張永利先生	中國 北京 海淀區 北京大學 5號樓 107室	中國
李　春先生	中國 北京市 海淀區 北京大學 燕北園309室	中國
范熠旻先生	中國 北京 海淀區 成府路 中關園 東平33號	中國
杜　虹先生	中國 北京 西城區 月壇北小街7號 7單元	中國
盧　青女士	中國 北京 北京科技大學 43棟608號	中國

保薦人	大福融資有限公司 香港 中環皇后大道中16-18號 新世界大廈25樓
聯席經管人兼牽頭經辦人	大福證券有限公司 香港 中環皇后大道中16-18號 新世界大廈25樓
	中銀國際亞洲有限公司 香港 中環 花園道1號 中銀大廈35樓
配售包銷商	大福證券有限公司 香港 中環皇后大道中16-18號 新世界大廈25樓
	中銀國際亞洲有限公司 香港 中環 花園道1號 中銀大廈35樓
	大和證券住銀資本市場(香港)有限公司 香港 金鐘道88號 太古廣場一期26樓
	國泰君安證券(香港)有限公司 香港 中環 花園道3號 萬國寶通廣場 亞太金融大廈2509-2510室

日盛嘉富國際有限公司
香港
中環
花園道3號
萬國寶通廣場
亞太金融大廈6樓

凱基證券亞洲有限公司
香港
中環
花園道3號萬國寶通廣場
亞太金融大廈27樓

東英亞洲有限公司
香港
中環
皇后大道中183號
中遠大廈2401-7室

寶來證券(香港)有限公司
香港
夏慤道18號
海富中心一座
10樓1003室

中銀萬國融資(香港)有限公司
香港
中環
花園道3號
萬國寶通廣場
萬國寶通銀行大廈28樓

中信證券(香港)有限公司
香港
中環
花園道3號
萬國寶通廣場
亞太金融大廈27樓

本公司法律顧問

有關香港法律
史密夫律師事務所
香港
畢打街11號
告羅士打大廈23樓

有關中國法律
競天公誠律師事務所
中國
北京市
朝陽門外大街20號
聯合大廈15樓
郵編:100020號

保薦人法律顧問	姚黎李律師行 香港 德輔道中10號 東亞銀行大廈 9樓及15樓
核數師兼申報會計師	安達信公司 執業會計師 香港 皇后大道中15號 置地廣場 公爵大廈21樓
物業估值師	西門(遠東)有限公司 香港 灣仔 灣仔道165-171號 三聯大廈 15樓
財務顧問	中銀國際亞洲有限公司 香港 中環 花園道1號 中銀大廈35樓
本公司的中國財務顧問	北京信中利投資有限公司 中國 北京 建國門外大街1號 中國國際貿易中心 西樓509室 郵編:100004號

法定地址	中國 北京 海淀路 中成大廈 1117/1119室 郵編100080
中國主要營業地點	中國 北京 西城區 金融大街 35號 國際企業大廈 1715室 郵編100032
香港營業地點	香港 中環 雲咸街8號 亞洲太平洋中心 7樓02室
本公司網址	www.china-jbu.com
公司秘書	楊秋明女士，AHKSA, ACCA
合資格會計師	楊秋明女士，AHKSA, ACCA
監察主任	張萬中副教授
審核委員會	劉永平女士 南相浩教授
授權代表	張萬中副教授 楊秋明女士，AHKSA, ACCA
主要往來銀行	中國銀行 北京海淀分行 中國北京海淀區 知春路58號
香港股份過戶登記處	香港中央結算（證券登記）有限公司 香港 德輔道中199號 維德廣場2樓

中國的資訊科技業

自一九九零年代以來，中國IT業發展迅速。在第八個五年計劃期間，計算機行業維持以約60%複合年增長率增長，而第八個五年計劃的目標較預期早一年達到。近年來，中國IT業增長迅速，由一九九五年至一九九八年，計算機及有關產品及服務銷售增長的平均複合增長年率為34%。據估計，於二零零三年，中國市場將佔亞太區(不包括日本在內)整個IT市場之三分一，而且亦預料數碼通訊設備、組裝式軟件及IT服務行業將會有強勁增長。

下表載列由一九九五年至一九九八年中國在計算機及相關產品及服務方面的每年銷售數字：

	一九九五年 (人民幣百萬元)	一九九六年 (人民幣百萬元)	一九九七年 (人民幣百萬元)	一九九八年 (人民幣百萬元)
硬件	47,000	71,500	104,000	115,500
軟件	6,800	9,200	11,200	13,800
資訊服務行業	7,700	11,300	14,800	18,700
合共	61,500	92,000	130,000	148,000

(資料來源：一九九六年至一九九九年中國經濟年鑑)

國家於一九九六年推行第九個五年計劃，目標之一是鼓勵各行各業使用計算機及有關產品及服務，務求令中國經濟基建更趨現代化。於一九九八年，中國市場的計算機及有關產品及服務的總營業額為人民幣148,000,000,000元，當中硬件產品約佔78%、軟件產品約佔9.3%，而資訊服務則佔餘下份額。

下表載列於一九九五年至一九九八年中國各類硬件產品的營業額：

	一九九五年 (人民幣百萬元)	一九九六年 (人民幣百萬元)	一九九七年 (人民幣百萬元)	一九九八年 (人民幣百萬元)
主機	22,270	29,100	45,180	51,510
周邊	10,700	19,400	26,970	28,310
應用	5,200	7,200	10,300	11,500
網絡	1,500	3,000	4,200	5,800
其他元配零件	7,500	12,800	17,350	18,380
合共	47,170	71,500	104,000	115,500

(資料來源：一九九六年至一九九九年中國經濟年鑑)

根據中國海關一般行政統計數字，於一九九八年，計算機及有關產品的進出口總值約957,800,000美元，其中出口錄得約688,600,000美元，佔相應年度的進出口總額約71.9%，貿易盈餘約419,400,000美元。自一九九一年以來，計算機及相關產品及服務的進出口比率逐漸增加，反映大眾對中國製計算機及有關產品的需求十分殷切，而中國製計算機產品的技術及質素亦逐步提升。

中國軟件市場

中國之軟件發展業可分為(i)系統軟件、(ii)支援軟件及(iii)應用軟件，而軟件發展業已拓展至中國經濟之各個範疇，包括軍事、貿易、製造、金融、零售及其他服務行業。鑑於一九九七年出現亞洲金融風暴，中國的軟件發展業受到負面影響，於一九九八年並無出現迅速發展。一九九八年，中國軟件總銷售額約達人民幣13,800,000,000元。董事預期於未來五年內，預期中國市場的軟件銷售額增長率可超逾40%。國內軟件產品主要專注在軟件應用方面，只有數種軟件產品專注於操作系統、數據庫、言語、網絡／通訊、發展工具及公用軟件。因此，董事認為，本公司經營所在的中國軟件市場（特別是網絡／通訊市場）遠未飽和，因而前景無限。

中國IC市場

下表載列由一九九五年至一九九八年中國IC之有關統計數字：

	一九九五年	一九九六年	一九九七年	一九九八年
年產量（百萬個）	510	758	2,110	2,710
每年銷售量（百萬人民幣）	2,600	2,760	5,420	6,160
入口IC（包括微型電子元部零件）（百萬個）	5,900	6,910	9,560	11,600
入口IC（包括微型電子元部零件）（百萬美元）	2,200	2,700	3,490	4,530
出口IC（包括微型電子元部零件）（百萬個）	900	1,280	2,490	3,160
出口IC（包括微型電子元部零件）（百萬美元）	370	596	855	940

（資料來源：一九九六年至一九九九年中國經濟年鑑）

由一九九五年至一九九八年，中國IC年產量所錄得之複合年增長率為74.5%。一九九八年IC（包括微型電子元部零件）之進出口總量約為4,530,000,000美元及940,000,000美元，與一九九七年比較，年增率為29.8%及9.9%。由於中國市場對IC需求增加（特別是微型電子元部零件），加上國家大力推行科學及科技發展，董事預期中國IC市場前景美好。

密碼技術

目前，網絡存在實際危機，在傳送資料時，資料可能被取閱或改動，或被人惡意利用而引致訴訟或詐騙。許多公司在網絡上進行交易，倘交易內容遭人竊聽，則會產生不利影響。資料加密乃為著保障敏感資料而設。

密碼技術乃一種有助於確保私人通訊保密的技術。密碼技術的精髓乃利用一種算術運算將一個關鍵碼與原文（此乃未經加密的資料）結合，以求將其改換為一系列表面隨機數元。此項加密資料（或密文）可透過各種可運用的方法傳遞，其後由接收方解碼，使資料再次成為有意義的資料。對於企圖找出輸送資料內容甚至可能企圖改變資料內容以改動其意義的竊聽者來說，隨機數元（或密文）乃毫無意義。密碼系統最重要是增加黑客識別密文內容的困難程度。因此，任何密碼系統均極力確保密匙的保密性。

網絡安全系統

由於國家資訊基建急速發展，使用互聯網服務已為各個經濟範疇提供莫大便利。當資料由受嚴密控制的主機計算機輸送入區域網絡、工作站及個人計算機以及組織網絡與互聯網連通時，會出現有關安全保障問題。然而，現時具有所有權、知識產權及其他敏感資料的許多網絡，都以無實行安全措施的網絡規程進行。現時，防火牆是最普遍的網絡安全方式，可防止外人進入組織網絡內。然而，黑客組織已發展出嶄新技術逃過防火牆。因此，業界需要對網絡施行全面監察，並使用有效的數據加密算法提升設備的安全程度，從而對違反安全事宜作出實時回應。

聰明咭

聰明咭產品之大小一般等同於一張塑膠製信用咭/提款咭，內載可處理及儲存資料之集成電路晶片。時下之聰明咭一般具備相當於八十年代初之舊式個人電腦之處理功能，而毋須鍵盤、顯示及電源。由於聰明咭實際上為可攜式電腦，故可在聰明

咭輸入程式，以確切執行軟件可以在可用記憶空間執行之任何功能。半導體技術日趨先進，令性能及功能以更低成本不斷改良，聰明咭因而直接得益。

一般聰明咭有兩種基本類型：記憶咭及微型處理器咭，兩者均可按接點及無接點基準在聰明咭及終端間作界面。記憶咭一般只用作儲存及存取資料，並不能處理複雜之資料。微型處理器咭為真正「聰明」咭，在晶片內含中央處理器，可執行安全所需之繁複算術運算操作等多種功能。

GPS

一九七三年，美國國防部開始組織海陸空三軍，共同研究建立新一代衛星導航系統的計劃。然而，在過去十年，GPS已發展至遠超越軍事用途，其現已成為全球資訊之來源，支援多種民事、科學及商業用途，由航空交通控制以至互聯網。目前，GPS衛星發放之訊號可助計算地球上物件之位置，現全球均可免費使用，而商人亦將其用作商業用途。這就是目前所稱的「授時與距導航系統／全球定位系統(NAVSTAR/GPS)，通常簡稱為全球定位系統(GPS)」。

GPS的主要特點如下：

— *覆蓋全球地面*。由於GPS衛星的數目眾多，且分布均勻，所以在地球上任何地點，均可連續地同時觀察到至少4顆衛星。從而確保連續全球立體定位。

— GPS可為其用戶提供移動目標的空間位置、速度和時間信息。

— *實時定位*。利用GPS導航，可以確定移動目標的空間位置和速度，由此既可保障移動載體沿預定航綫的運行，亦可實時地監察和修正航行路綫，以及選擇最佳的航綫。

— *應用廣泛*。隨着GPS定位技術的發展，其應用的領域在不斷拓寬。目前，在導航方面，它不僅已廣泛地用於海上、空中和陸地移動目標的導航，而且，在移動目標的監控與管理，以及移動目標的警報與救援等方面，也已獲得了成功地應用；在測量工作方面，這一定位技術在土地測量、工程測量、工程與地殼變形監測、地勢測量，航空攝影測量等各個領域的應用，已非常普遍。

用戶設備的主要功能是接收GPS衛星發射的無綫電信號，以獲得必要的定位信息及觀測量，並經數據處理而完成定位工作。

用戶設備，由GPS接收機硬件和數據處理軟件，以及微處理機及其終端設備組成。

由於GPS定位技術與美國的國防現代發展密切相關，所以，美國政府為了保障美國的利益安全，限制非經美特許的用戶利用GPS定位的精度。該系統除在設計方面，採取了許多保密措施外，在系統運行中，還採取了或可能採取其它一些技術措施，來限制用戶獲取GPS觀測量的精度。但用戶可取用差分GPS定位技術來減弱誤差影響。

在第九個五年（一九九六年至二零零零年）計劃期間，中國的永久性GPS網絡及有關的資料傳輸、通訊及處理網絡設施透過應用地震監測網絡科技工程而得以實現及擴展，中國因此而成功發展一個全面的GPS服務系統。該系統概括涵蓋以下各項：

(1) 設立、保障及協調永久性GPS站的收集、傳輸及處理網絡資料的工作；

(2) 提供GPS相關資訊服務，如星歷、時差、協調及其變動等；

(3) 為相關訊息提供正確定位及導航，最終開始一套現代化的實時定位系統；

(4) 提供相關資訊，如地球移動、離子層密度、大氣中水蒸氣的集結及相關數據以供參考。

預料發展該套系統將為資源與環境保護及管理、消防保障、經濟發展、國防及社會繼續繁榮方面帶來莫大裨益。

無線火災警報系統

在中國，無綫火災警報系統業仍處於萌芽階段。董事相信，本公司現為全中國少數能夠製造具無綫火災警報系統的製造商之一。目前，除本公司所製造的無綫火災警報系統外，於中國製造及裝置的火災警報系統均為連線系統，錯誤警報比率比無綫系統為高。由於在中國乃屬較新穎產品，目前在無綫火災警報系統質素方面概無特別監管法規。然而，預期有關部門將於可見未來頒布法規訂明無綫火災警報系統的質素標準。

有關中國計算機信息安全條例的概覽

中國市場愈漸著重計算機保安，包括計算機罪案及因資料交流而對社會穩定構成威脅。於一九九四年，計算機罪案已加入中華人民共和國刑法內，公安部已成立特別計算機調查組處理。處理計算機罪案之條例包括刑法一九九四年三月修訂本之計算機罪案條文及公安部於一九九七年十二月頒發的計算機信息網絡國際聯網安全保護管理辦法。

在中國，刪除、更改、添加或干擾計算機信息系統之運作及計算機信息系統中所儲存或傳送之數據，致使其不能正常運作，嚴重者可被判入獄或監禁五年或以下，倘為特別嚴重事故，可被判入獄五年或以上。蓄意製造及傳播計算機病毒及其他破壞性程式以影響計算機系統之正常運作乃屬刑事罪行，嚴重者可被判或監禁五年或以下，倘為特別嚴重事故，可被判入獄五年或以上。

在中國，計算機軟件版權乃經有關版權註冊管理機構註冊而受到保護。公安部負責全國性計算機信息系統安全保護工作。目前在中國研究及開發、生產及銷售商用密碼產品乃受商用密碼管理條例規管，該條例乃於一九九九年十月七日頒布及施行。

有關軟件保護的條例

在中國，計算機軟件版權乃受計算機軟件保護條例保護，該條例於一九九一年六月四日頒布，並於一九九一年十月一日實行。由中國公民及單位所發展之軟件，不論於何地出版及不論是否已出版，其版權均受上述法規保護。法規亦保護在中國首次出版之外國計算機軟件之版權。根據此等軟件保護條例，計算機軟件指計算機程式及相關文件軟件程序指在資訊處理設備（如計算機）所操作之程式。

計算機軟件如要獲得該等軟件保護法規所保護，必須由開發者所獨立開發，且必須已以實質形式存在。有關法規並不涵蓋發展軟件時所使用之任何意念、概念、發現、原則、算術運算、處理方法及運作等各方面。

有關方面須向有關之版權註冊行政機關註冊軟件版權，從而可就權益糾紛或法律訴訟享有行政待遇。根據軟件保護條例，軟件版權持有人可享有版權、所有權、牌照使用權及收取報酬及轉讓權。保護期限由軟件初次出版之日起計二十五年。任何使用軟件版權牌照不得超過十年。根據特許權協議條款，特許權可予轉讓。任何軟件版權的轉讓須於簽訂轉讓合同三個月內知會版權註冊管理機關。

侵犯根據軟件保護規例註冊之計算機軟件版權者，可被判停止侵權行為、消除其所帶來之影響、公開道歉、賠償損失及承擔其他民事責任。軟件版權糾紛可予調停，倘若未能調停以達致和解，有關方可要求人民法院處理糾紛。軟件版權合同糾紛可由國家軟件版構仲裁機構調停，或向國家軟件版權仲裁機構申請調停。

有關計算機信息系統安全保護的條例

中國計算機信息系統之安全保護乃受中華人民共和國計算機信息系統安全保護條例規管，該條例於一九九四年二月十八日生效。該等安全保護條例用以執行計算機信息系統安全保護，推廣應用及發展計算機，尤其是在若干重要範疇如國家事務、經濟建設、國防及最先進之科學與技術。

公安部負責全國性計算機信息系統之安全保護工作。防止、控制及研究計算機病毒及危害社會公安之其他數據乃屬公安部的職權範圍。公安部執行銷售計算機信息系統安全特別的發牌制度。根據該等條例，「計算機信息系統安全所使用之特別產品」指計算機信息系統所使用之特別硬件及軟件產品。公安部亦負責就計算機信息系統之特別安全產品發牌，與有關政府機關共同制訂特別措施。

公安部及有關地方公安機構亦負責監管、檢查及指導計算機信息系統之安全保護工作，調查及處理危害計算機信息系統安全之不法行為及其他監管責任。違反此等安全保護條例可遭發出警告或暫停營運以供公安機關進行修正工作。

國務院於一九九九年十月七日實施商用密碼管理條例，務求加強商用密碼的管理，保護信息安全、維護公民和組織的合法權利和維護國家的安全和利益。該等條例所適用的密碼是把有關不涉及國家秘密的內容的信息進行加密保護或安全認證。根據商用密碼管理條例，只有國家密碼管理機構所委派及達致規定技術水平及與生產設備的機構，方可從事有關商用密碼研發及商用密碼生產工作。商用密碼研究成果應由國家密碼管理機構之專家根據專業標準作出批核。商用密碼產品之型號、種類及質素應由國家密碼管理機構檢驗，方可生產。此外，經國家密碼管理機構給予事先批准後，方可推廣密碼產品。

中國對密碼產品所實施的進出口條例

根據前段所述的商用密碼管理條例，國家對密碼產品進出口實施管制。凡進口任何具有密碼技術的密碼產品或設備或凡出口任何密碼產品，必須經國家密碼管理機構批准。任何單位或個別人士不得銷售未經認可的進口密碼產品。任何單位或人士不得在未經授權的情況下外銷密碼產品。任何單位或個別人士僅可使用經國家密碼管理機構批准的商用密碼產品，並禁止使用任何自行研發或境外生產的密碼產品。

中國安全專用產品的條例

根據監管中國安全專用產品的條例，安全專用產品之製造商須向中國公安部計算機管理監察司作出申請，以取得計算機信息系統安全專用產品銷售許可證，方可在市場銷售該等產品。銷售許可證乃不可轉讓，固定年期兩年，倘該等產品的特色有變，則須不時續期。

中國無綫電頻率條例

根據中華人民共和國無綫電管理條例，無綫電頻率資源為國家所擁有，國家無綫電管理委員會由國務院及人民解放軍中央軍事委員會負責制訂有關無綫電條例及

全國性無綫電頻譜管理之政策。各省、自治區、中央政府直轄市及由同級人民政府及對上一級無綫電監管機關共同領導之縣市負責實施無綫電條例。

中國無綫電頻率乃由國家無綫電監管機構按中央化基準確定位置及分配，而有關之無綫電機關負責在各個地區分配無綫電頻度。使用獲分配之無綫電頻率應符合國家就規管頻率管理所訂明之條文。根據無綫電頻率之有關中國規例，在未經國家無綫電監管機構或地區無綫電監管機關批准前，不得轉讓任何所獲配之無綫電頻率，亦不得以任何方式出租（公開出租或變相出租）無綫電頻率。

在中國，將予發展之無綫電傳送運作頻度及頻帶應符合國家有關無綫電規則之條文，並須通知國家無綫電監管機構並獲其批准。製造無綫電傳送設備亦須符合有關無綫電規則之國家條文，並須通知有關地區之國定供線電監管機關並獲其批准。應採取有效措施以防止無綫電傳送設備放射無綫電度，而場內放射測試要經國家無綫電監管機關或有關地區之無綫電監管機關批准，方可進行。

在中國製造及出售之無綫電傳送設備亦須符合有關國家技術水平及規管質量控制之適用法例及法案之條文。縣級以上人民政府負責藉著設備質量檢定及監察以進行質量控制。

有關消防的條例

中國之消防主要受中華人民共和國消防法（「消防法」）所規管，該條例於一九九八年四月二十九日通過並於一九九八年九月一日實行。在中國，國家消防工作乃由國務院領導，並由各級人民政府負責，負責令消防工作與國家經濟及社會發展計劃配合一致。公安部負責監察及管理全國性消防工作。國家級以上之消防工作乃由同級人民政府公安機關消防單位負責實行。

與消防計劃相關(其中包括)之消防設施內容及需求將成為城市中整體城市規劃之一部分，並且由有關部門推行。國務院的政策是透過科學研究加強消防工作，並推廣先進消防技術及設備之使用。

根據消防法，中國消防產品的質素符合國家水平或工業水平，並禁止生產、出售及使用未經由中國產品質量條例規定的指定檢查機關所進行的質量檢定通過的產品。禁止使用未符合國家水平或工業水平的消防部件、滅火器、防火及消防設施及儀器。

人民政府之公安機關的消防單位應監察監視及檢查消防產品是否符合消防法例及法規。

凡生產及出售違反消防法之消防產品，均會遭停止營運、充公產品及不法收入以及根據中國產品質量條例懲治。單位如從事維修、檢查及測試違返消防技術相關規例之消防設施及裝置會被令在指定時間內修正有關違反事項及／或被罰款，而直接負責人及應就違反事項直接負上責任的其他人士亦會被警告或罰款。

緒言

本公司是一家於二零零零年三月二十九日根據中國法例註冊成立的中外合資股份有限公司。本公司乃中國主要軟件發展商及集成電路設計商之一，在發展嵌入式系統專用之應用軟件及設計集成電路方面具有專門技術。董事相信，透過應用軟件和集成電路，本公司的嵌入式系統可在功能、耗電量、系統小型化和可靠程度上發揮最高效能。現時，本公司於中國北京及深圳的辦事處僱用逾70名研發人員，負責研究及發展嵌入式技術及嵌入式系統產品。本公司亦從事設計、製造、市場推廣及銷售採用本公司軟件及集成電路的嵌入式系統產品，包括ASIC、網絡安全產品、聰明咭應用系統、GPS應用系統及無線火災警報系統。本公司亦透過採用其現有嵌入式系統產品因應各客戶的特別需求提供全面解決方案。

簡史與發展

於一九九二年十一月，中國國有企業青鳥軟件以北京大學全資附屬公司之身份成立。自成立以來，青鳥軟件乃由非執行董事楊芙清院士領導。青鳥軟件主要從事研究及開發基楚軟件及投資IT相關業務。

於一九九三年二月，中國國有企業宇環成立，並由北京大學全資持有。自成立以來，宇環乃由非執行董事王陽元院士領導，而在一九九六年之後則連同執行董事劉越副教授一起領導。宇環主要研究及發展ASIC的設計，並從事發展測量IC的先進微電子儀器。

於一九九四年十一月，青鳥在中國成立為一間有限公司。北京大學透過青鳥軟件持有青鳥約46%股本權益。自成立以來，青鳥乃由非執行董事楊芙清院士及本公司主席兼執行董事許振東先生領導。青鳥從事（其中包括）研究及開發網絡安全產品。

於一九九五年一月，北京北大青鳥福霖電信系統有限責任公司（下稱「青鳥福霖」）成立，由青鳥擁有50%權益，另由中國福霖風能開發公司（下稱「福霖風能」）擁有50%權益。青鳥福霖從事研究、開發、製造及推廣GPS應用系統。於一九九五年八月，青鳥收購及中國福霖風能出售青鳥福霖50%權益，青鳥福霖隨後成為青鳥全資擁有，並於其後易名為北京北大青鳥通訊技術有限責任公司（下稱「青鳥通訊」）。

於一九九六年九月，青鳥軟件有限公司成立為有限公司，並由青鳥及青鳥軟件分別擁有40%及 60%權益。青鳥軟件有限公司主要從事研究及開發青鳥CASE軟件發展工具（「JB-CASE」），而該等軟件發展工具之前乃由北京大學發展及擁有。

於一九九八年九月，北京大學將其於儀器廠（一間由北京大學全資擁有之國有企業）的權益轉讓予青鳥軟件。

於一九九八年十二月，青鳥以注入資產方式收購北京天橋（一間股份有限公司，其股份於上海證券交易所上市）約16.76%權益。自此，北京天橋主要在中國經營百貨公司以及設計、開發、製造及推廣業務自動化系統與銀行資金結算與付款系統。於一九九九年六月，北京天橋向青鳥收購青鳥通訊全部權益。

於一九九八年十二月，作為重組青鳥集團的一部份，青鳥向青鳥軟件收購儀器廠之全部權益。國家國有資產管理局已於一九九八年十月十三日批准該項轉讓。根據二零零零年三月十日之商業登記證，儀器廠已正式註冊成為青鳥的分公司，從事製造及推廣聰明咭應用系統、無線火災警報系統及其他安全產品。

於二零零零年一月四日，青鳥軟件、青鳥、北京天橋、宇環、致勝資產、New View Venture Limited、亞洲技術投資有限公司、龍騰投資有限公司及Hinet Company Limited訂立一項發起人協議（「發起人協議」），成立本公司為中外合資股份有限公司，以便H股於創業板上市。根據發起人協議，四名國內發起人、致勝資產、New View Venture Limited、 亞洲技術投資有限公司、龍騰投資有限公司及Hinet Company Limited同意（其中包括）分別認購本公司約44.27%、31.43%、10%、7.14%、2.86%及4.29%權益。

作為尋求本公司上市而進行重組的一部份，前身業務（作為轉讓人）已根據訂立日期均為二零零零年四月十七日之四份業務轉讓協議，分別將ASIC、網絡安全產品、聰明咭應用系統、GPS應用系統及無線火災警報系統全部業務及營運（包括所有技術材料、研究及開發員工、資產、負債及業務營運）（統稱「已轉讓業務」）轉讓予本公司（作為承讓人）。

於二零零零年四月十七日，本公司完成重組，據此，本公司成為已轉讓業務的全部業務及營運的擁有人。

持股量及公司架構

於二零零零年四月十七日，本公司完成重組，以籌備H股於創業板上市。本公司因而成為已轉讓業務的全部業務及營運的擁有人。有關重組詳情載於本招股章程附錄五「重組」內。緊接配售前，本公司的持股量及主要業務如下：



新世界數碼基地有限公司
(百慕達)
北京大學
100%
青島軟件(1)
(中國)
60%
46%
Gamerian Limited(2)
(英屬處女群島)
Heng Huat(2)
(英屬處女群島)
青島(1)
(中國)
100%
6.63%
93.37%
40%
青島軟件有限公司
(中國)
15.72%*
5.71%*
100%
23.03%
龍騰投資有限公司(6)
(紐埃島)
Hinet Company Limited(5)
(英屬處女群島)
亞洲技術投資有限公司(4)
(英屬處女群島)
New View Venture Limited(3)
(英屬處女群島)
致勝資產(2)
(香港)
宇環(1)
(中國)
北京天橋(1)
(中國)
4.29%*
2.86%*
7.14%*
10%*
31.43%*
12.14%*
10.71%*
本公司
(中國)
ASIC
網絡安全產品
聰明咭應用系統
GPS 應用系統
無線火災警報系統

於H股在創業板上市後，本公司的持股量載述如下：


北京大學
100%
青鳥軟件(1)
（中國）
配售之投資
公眾人士
新世界數碼基地
有限公司
（百慕達）
60%
46%
青鳥(1)
（中國）
100%
Gamerian
Limited(2)
（英屬處女群島）
Heng Huat(2)
（英屬處女群島）
40%
青鳥軟件
有限公司
（中國）
11.70%*
4.26%*
25.53%*
6.63%
93.37%
23.03%
100%
100%
龍騰投資
有限公司(6)
（紐埃群島）
Hinet Company
Limited(5)
（英屬處女群島）
亞洲技術
投資
有限公司(4)
（英屬處女群島）
New View
Venture
Limited(3)
（英屬處女群島）
致勝資產(2)
（香港）
宇環(1)
（中國）
北京天橋(1)
（中國）
3.19%*
2.13%*
5.32%*
7.45%*
23.40%*
9.04%*
7.98%*
本公司
（中國）

附註：

(1) 四名國內發起人各別由北京大學控制，方式為直接或間接控制該四名國內發起人各別股東大會上30%或以上投票權之行使或四名國內發起人各別董事會大部分成員（佔組成董事會之董事總人數50%或以上）之組成。於H股上市後，北京大學透過其於四名國內發起人(不包括因行使超額配股權所產生之任何額外H股，合共持有本公司約33%股權)，成為本公司之最終控股股東。北京大學間接控制北京天橋董事會大部分成員之組成。

(2) 致勝資產於二零零零年三月成為本公司股東，乃由新世界數碼基地有限公司（其證券在主板上市）之全資附屬公司Gamerian Limited擁有約6.63%，以及由Heng Huat擁有約93.37%。Heng Huat 為一家在英屬處女群島註冊成立的公司，其全部已發行股本乃由三位執行董事以受託人身份為青鳥集團及本公司合資格僱員持有。

(3) New View Venture Limited於二零零零年三月成為本公司股東，其為一家在英屬處女群島註冊成立的公司，由新世界數碼基地有限公司全資擁有。

(4) 亞洲技術投資有限公司於二零零零年三月成為本公司之股東，其為一家在英屬處女群島註冊成立的投資控股公司，由亞洲基金全資擁有。

(5) Hinet Company Limited在英屬處女群島註冊成立，其全部股本分別由趙忠先生、王先生及馬先生(彼等為策略性投資者，並為與董事及其控股股東概無關連之獨立第三者)分別擁有40%、30%及30%。Hinet Company Limited於二零零零年三月成為本公司股東。

(6) 龍騰投資有限公司在紐埃島註冊成立，其全部股本分別由Zhang Ya Ping先生及李軍英先生(彼等為策略性投資者，並為與董事及其控股股東概無關連之獨立第三者)擁有50%及50%。龍騰投資有限公司於二零零零年三月成為本公司股東。

* 持股百分比調整至小數點後最接近兩位小數。

以下概述發起人於緊接配售前及後於本公司的持股百分比：

發起人	各發起人於緊接配售前的概約持股百分比[2]	各發起人於緊隨配售後的概約持股百分比[1]
致勝資產	31.43%	23.40%
青鳥軟件	15.72%	11.70%
宇環	12.14%	9.04%
北京天橋	10.71%	7.98%
New View Venture Limited	10.00%	7.45%
亞洲技術投資有限公司	7.14%	5.32%
青鳥	5.71%	4.26%
龍騰投資有限公司	4.29%	3.19%
Hinet Company Limited	2.86%	2.13%

附註：

(1) 假設並無超額配股權獲行使及任何額外H股已予發行計算。

(2) 持股百分比調整至小數點後最接近兩位小數。

本公司的業務包括行政職能、銷售和市場推廣以及研究和開發，上述各項均於中國進行。

現有業務

本公司之現有業務大致上可劃分為開發及設計嵌入式技術及發展採用本公司軟件以及（如適用）本公司集成電路之嵌入式系統產品。本公司亦透過採用其現有嵌入式系統產品因應各客戶的特別需求提供全面解決方案。

嵌入式技術

本公司乃中國主要嵌入式系統發展商之一，在發展嵌入式系統產品專用軟件及集成電路設計方面具有專門技術。嵌入系統由一個具有微型處理器功能的專用集成電路及專門處理一個特定功能或一組特定功能的有關軟件所組成，常置於多種產品如ASIC、網絡安全產品、聰明咭應用系統、GPS應用系統及無線火災警報系統之內。

有別於純軟件程式或純硬件裝置，本公司之嵌入式技術乃以軟硬件混合而成。憑著此獨有的嵌入式技術，本公司可視乎產品之需求而在單一晶片上發展達系統級水平之解決方案。本公司先就系統設定要求，然後將其分割成軟件及硬件部份。軟硬件部份會同時發展以求達至特定表現、成本及／或其他特定要求。此乃共同設計，包括硬件／軟件共同規格、分割、聯繫、共同模仿及共同核證。以上述方式發展之嵌入式系統具更高可靠性，表現更具效率及效益，而體積則更細小。本公司之嵌入式軟硬件發展詳情載列如下：

(1) 軟件

本公司運用JB-CASE發展其嵌入式系統，JB-CASE為一組由青鳥軟件有限公司開發並由本公司根據二零零零年四月十七日的JB-CASE技術特許權協議獲准非專屬使用的軟件開發工具，有關詳情載於本招股章程「與北京大學的關係」一節「關連交易」一分節。

JB-CASE的基本功能包括：(i)為軟件開發者提供一個開發軟件的有利環境；(ii)自動記錄整個軟件開發的過程；(iii)向多位用戶提供軟件開發介面，令整隊軟件開發者可以同步工作；及(iv)向整個軟件開發過程提供維修支援。

使用JB-CASE發展本公司軟件的好處包括：(i)可精簡軟件開發程序，從而減低繁複程度；及(ii)具備效率及可靠性。在一九九六年、一九九八年及一九九九年，JB-CASE分別榮獲國家科技進步二等獎、國家「八五」科技攻關重大科技成果獎及中國軟件行業協會中國優秀軟件產品，此項殊榮確認JB-CASE為一項成就超卓之軟件發展工具。

本公司的軟件發展程序包括若干基本的程式編寫程序，分別是設定要求、創作設計、編寫密碼及測試系統。JB-CASE讓軟件發展商反覆進行各個發展程序。

設定要求、創作設計、編寫密碼及測試系統程序皆可再檢視，並在有需要時作出妥善更改。下圖顯示本公司軟件發展程序的典型流程：


設定要求
創作設計
編寫密碼
測試系統
推出市場

設定要求：軟件要求訂明一套程式需要完成的工作。軟件要求指示一套程式應執行的任務，而並非完成任務的方法；

創作設計：軟件設計訂明一套程式達成要求的方法。設計列出程式所需的類別及對象，以及界定彼等如何產生互相作用；

編寫密碼：執行即編寫源碼的程序。精確一點來說，執行實際是將設計翻譯成某種特定的程式語言；及

測試系統：測試一套程式包括以多項輸入指令多次執行程式，並觀察結果。測試目標是要找出錯誤。

(2) 硬件

在嵌入式硬件方面，本公司(i)設計硬件築構及為印刷電路板定位；及(ii)發展ASIC和可於多個級數嵌入的先進微型計算機零件。本公司的硬件系統設計包含三種元素：(i)設計電路邏輯圖；(ii)產生網表；及(iii)設計印刷電路板。

在設計及發展ASIC和微處理器零件時，涉及晶片的設計。目前，本公司正利用電子設計自動軟件設計工具（「EDA」），為本公司的設計師提供了一個適合發展晶片的設計環境。由上至下方式為本之集成電路的設計過程主要可分為兩大階段。設計程序的典型流程圖如下：



行為描述
綜合
行為模擬
單元庫
的應用
門級網表
模擬
布局及布線
線路圖或版圖
驗證
網表
設計驗證
第一階段：
採用硬件語言如
VHDL 及／或
VERILOG
測試數據
線路圖或版圖
罩膜
矽大圖片
包裝
最後驗證
第二階段：
從事鑄造

第一階段

行為描述：指利用VHDL以及／或VERILOG硬件編配語言編寫組件的功能和運作。

行為模擬：指利用快而準的分析工具（例如CAD和EDA）設計集成電路，以及確定設計參數的價值。在這個過程內，EDA會編製測試數據，留待第二階段時用作測試IC功能的準確性。

門級網表：指寄存器傳送級網表的結構形態，其編寫一個設計，作為一個功能組件的接連。在這層次中包括綜合過程，即是把一個設計的行為描述轉為結構描述。在這層次中，會應用本公司建立的標準單元庫，其中載了一系列邏輯門、扇入及扇出端數。

模擬：指電路、時間、開關級、門級及功能模擬。模擬過程顯示出在指定的輸入指令激勵下，電路出現的反應。

布局及布線：完成整個原圖，並把晶片的核心接駁至輸出－輸入器。在這層次亦會應用標準單元資料庫。

線路圖及版圖：指計算機設計及電路安排的實際樣本。

網表：指設計描述，作為功能單元的連接。

設計驗證：指電子、時間及功能的驗證。由於模擬試驗結果不能保證硬件設計的準確性和功能性，因此需借助其他工具進行驗證，以分析設計，及定位可能令電路失靈的配置。

第二階段

罩膜：在確認設計後，電路圖或片送往鑄造廠以生產罩膜。

矽大圓片：在滿意測試的結果後，罩膜將再被送回鑄造廠以生產矽大圓片。

測試數據：在生產矽大圓片後，矽圓片將根據第一階段編製的測試數據進行測試。

包裝：指帶領訊號及電源線進出電路之方法，亦可消除由電路所產生的熱力，及提供機械支援。最後，它亦為電路提供保護，使其免受環境影響。

最後認證：指對已製成的電路作出功能上及性能規格上的測試。此步驟可確保根據正確設計所製造的元件能全面運作。

透過使用EDA工具以綜合一個或多個數據庫中具有特定邏輯的模塊，本公司可大大縮短IC之產品開發及設計週期。電子設計工具及單元／模塊數據庫皆由北京大學微電子學研究院所擁有。為促進本公司硬件設計及發展的延續，本公司與北京大學微電子學研究院已於二零零零年四月十七日訂立一項技術器材租賃協議，據此，北京大學微電子學研究院已同意授予本公司權利，准許本公司設計及發展的IC使用若干電子設計工具及單元／模組資料庫，年期為5年，有關詳情載於本招股章程「與北京大學的關係」一節「關連交易」一分節。

為緊貼發展迅速之嵌入式技術，本公司僱用一支由25名人員組成之研發隊伍，從事廣泛之嵌入式技術研究，其中7、14及4名人員分別從事硬件開發、軟件開發及IC開發。

產品

(1) ASIC

本公司從事設計、開發、製造及推廣ASIC產品。根據重組，本公司已於二零零零年四月十七日分別訂立技術設備租賃協議及JB-CASE技術特許權協議，據此，本公司可就ASIC之設計及發展方面提供計算機輔助工程設計及技術服務及軟件設計工具，以符合客戶對產品功能及性能之特定需求，有關詳情載於本招股章程「與北京大學的關係」一節「關連交易」一分節。ASIC產品之發展詳情載於本節「嵌入式技術」一分節內。

本公司為其客戶提供ASIC技術及工程設計服務，設計出切合客戶需求之路電，令電子系統製造商可分享下列較高水平集成電路的好處：系統性能更佳、系統體積更小及系統成本更低。本公司已集中向中國眾多電子系統製造商推廣其產品。經本公司之銷售代表評估客戶之邏輯設計需求及釐定本公司之ASIC技術是否適合應用後，下一個步驟基本上是由本公司之工程人員探訪指定客戶。本公司之系統設計之初步銷售週期一般很長，並需要其工程人員及銷售代表持續參與，以確保本公司之ASIC在其客戶之最終產品應用上得以順利發展。

除了傳統之ASIC產品外，本公司亦能設計及發展結合密碼邏輯之ASIC(「安全IC」)。安全IC的功能為執行加密及解密以及密鑰管理，使之廣泛地應用於資訊科技行業，尤其包括金融機構及資料需要高度保安之其他網絡終端上。本公司之安全IC透

過名為算法的複雜之運算方程式對資料進行加密。加密算法有一連串元位（即密鑰）用以將原文轉換為密文（經加密數據），反之亦然。根據商用密碼管理條例，本公司必須向國家密碼管理機構申請批文，尋求批准生產及銷售商用密碼產品。青鳥於一九九九年取得國家密碼管理機構有關安全IC的批文（「安全IC批文」）。於二零零零年六月七日，本公司已就本公司獲轉讓安全IC批文向國家密碼管理機構獲取轉讓批文，以使本公司有權就安全IC進行研究、生產及相關業務。

(2)　網絡安全產品

本公司從事研究、製造及銷售網絡安全產品，包括JB-SG2安全網關及相關產品。JB-SG2安全網關是一種採用數碼簽名及網關證技術的網絡電子信息安全系統，可以有效地保證用戶內部網與其它網絡包括互聯網連接後的信息安全。JB-SG2安全網關採用代理和出關證技術，有關技術能防範來自網絡外部用戶的攻擊，起到防火牆的作用。另一方面，它還能對外流的信息進行加密控制及出關檢查，以防止內部網信息通過互聯網被竊取或外漏，從而達到保衛內部信息安全的目的。

JB-SG2安全網關的主要功能：

1.　採用代理技術，以供內部網用戶登入外部網

本公司的JB-SG2安全網關容許其用戶在一般過程中接達各種關鍵的網絡服務（如WWW、電郵、FTP等），同時又可避免內部網受到外部網的入侵。在批准接入內部網前，JB-SG2安全網關會收取及檢查外部網用戶之登入要求。待JB-SG2安全網關詳查登入要求並確認有關要求符合用戶之特定安全規定後，方會容許登入內部網。同時，外部網用戶將留駐在內部網。此外，JB-SG2安全網關可在內部網有效地隱藏機密及敏感資料，包括內部網之結構及主機之名稱，因而令黑客更難登入指定之內部網。

2.　防範來自互聯網的入侵和破壞

JB-SG2安全網關作為內部網與外部網之間互連的唯一出入網關，採取嚴格的身份認證和權限檢查等預防措施，可有效控制來自外部網的登入。

3.　採用特有的出關證檢查機制，有效防止機密信息外泄

所有從內部網流入外部網的信息必須經過JB-SG2安全網關的出關證檢查。透過實行出關證檢查機制，只有經過正式授權的信息才能出關。就此而言，即使非法登入者（黑客）突破了JB-SG2安全網關嚴密的身份認證和權限檢查程序，出關證檢查機制也能有效地阻止黑客從網絡中盜走任何機密信息。同時，其出關證檢查機制亦能防範內部人員在未獲得有關授權前（即在未獲授權的情況下）盜走機密資料，其核證機制將只容許向具適當授權的人士發出出關證，以向外部網發放信息。出關證檢查機制是JB-SG2安全網關有別於傳統防火牆之處。

4.　提供外界通訊的安全信道

內部網用戶向外發送電郵或傳送文件時，可以指定先對電郵或文件加密後再向外發送。加密機密信息以密文的方式在外部網（包括互聯網）上傳輸，有效地防止因互聯網截取而泄漏機密信息。JB-SG2安全網關可與第三方加密卡／加密算術運算一併使用，以設計不同密級之解決方案。

網絡安全系統分為三個部分：

1.　JB-SG2安全網關：分隔內部網和外部網。安全網關代理技術主要在安全網關運作。安全網關代理程式負責代理用戶的外部登入請求，對用戶進行身份認證和權限查核，並且對外流信息進行出關密碼核實。

2. 安全伺服器：安全伺服器負責簽發出關證及數碼簽名。加密卡可安裝在安全伺服器內。用戶根據情況在內部網中設置一個或多個安全伺服器。

3. 用戶伺服器：JB-SG2安全網關的加入不影響內部網中的用戶終端機和伺服器的正常運作。用戶可以正常地使用各種應用程序。當用戶要向外部發送信息時，只需要運行相應的輔助工具，於JB-SG2安全網關內進行相互認證程序。

JB-SG2安全網關的常見用途載述於下圖。在這種用法中主要是分隔內部及外部用戶的連接，以防止外部網的入侵，從而保護內部網的信息。用戶可按數據輸出情況，決定裝置JB-SG2安全網關的數量。一般情況下每個信息出口須配置一個JB-SG2安全網關。下圖顯示JB-SG2安全網關之三種常見用途：


內部
伺服器
個人
電腦
JB-SG2安全網關II
路由器
安全伺服器
路由器
防火牆
JB-SG2
安全網關III
保安網絡
路由器
JB-SG2 安全網關 I
內部
伺服器
個人
電腦
具加密卡之
安全伺服器

JB-SG2安全網關I： 本公司之安全網關具有防火牆功能。

JB-SG2安全網關II： 本公司之安全網關具有防火牆功能加數碼簽名系統。

JB-SG2安全網關III： 本公司之安全網關具有防火牆功能加數碼簽名系統及加密／解密裝置。

本公司的JB-SG2安全網關的主要好處，是防止在發出者身份未被確認及資料和數據未被鑒定的情況下輸出資料及數據。JB-SG2作為通往組織內聯網絡或本地網絡間的實質私人網絡的唯一通道，亦監察及檢查接連互聯網的資料或數據於組織本地區域網絡的傳遞。JB-SG2安全網關不僅為互聯網提供一常用保安方法，具備與防火牆相似之功能，而且亦兼具本公司之專有安全技術，可確保信息保密。

下圖顯示JB-SG2安全網關對內部網所發送往外部網之信息或數據所進行之典型監察及檢查流程：



資料／文件傳輸
任何出關證？
否
是
出關證是否有效？
否
是
信息／文件重要嗎？
是
否
信息／文件加密？
否
是
信息完整性？
否
是
斷線
連線

(3) 聰明咭應用系統

本公司從事開發、設計、製造及銷售聰明咭應用系統，包括聰明咭閱讀器及相關計算機系統。為緊貼聰明咭技術發展，本公司發展及製造各式各樣之聰明咭周邊設備及應用系統。董事相信，憑藉其專利界面技術，聰明咭應用系統將具有下列優點：安全度更高、處理時間更快、並具有龐大記憶容量以作多功能用途。

本公司之聰明咭及閱讀器（連同相關之計算機系統）可適用於各種用途，包括接達禁區、買賣點、識別安全、認證安全、資產監控及勞工監控。

除有接點聰明咭系統外，本公司於一九九六年發展使用無綫電頻率傳送信息之無接點聰明咭閱讀器。在多個應用上，有接點聰明咭系統需要有接觸方可傳送資料，而無接點聰明咭則可克服有接點聰明咭之缺點，如終端及聰明咭維修費高昂等。無接點聰明咭應用系統一般使用於收費系統，辦公室自動化系統及較高度安全應用系統。

(4) GPS應用系統

本公司於中國從事開發、製造、銷售及安裝GPS應用系統，稱為「JB-230M衛星監控系統」。GPS的概覽載於本招股章程「行業概覽」一節中「GPS」一段。

GPS應用系統乃應用GPS技術、GIS技術及無綫電通訊技術的系統。GPS應用系統包括三個主要部份:(1)移動目標內裝設的車載台(「車載台」);(2)無綫通訊網絡;及(3)追踪、控制移動目標並發送及接收信息的控制中心。

車載台的基本功能,是向遙遠監控設施發出移動終端位置經緯度的資料,為控制中心提供移動終端之狀況及位置。它可透過移動終端幫助車主及警方找尋被竊車輛。車載台由GPS接收器、數傳機及GMSK解調器終端控制天線組成。

通訊網絡乃由數個數據傳送器及數據傳送控制器組成,數據傳送器及數據傳送控制器將指令數據從控制中心傳送往車載台。同時,車載台將資料由車載台傳送往控制中心。通訊網絡包括各項裝置,例如數據接收器、數據傳送器、ISDN連接器、擴音器、數據傳送控制器、聲音收發器及天線。傳輸中心由移動目標接收信號,並將信號發送往控制中心,這過程是GPS應用系統的典型數據流程,令移動目標的GPS接收器能使用軌迹衛星確定其位置。

GPS應用系統的控制中心由GIS工作站、通訊控制器、ISDN連接器及網絡伺服器及GPS差分站組成。根據控制中心所進行的監察,移動目標的現況訊號透過230M流動通訊網絡持續送返控制中心,藉以實時顯示移動目標在GPS工作站電子地圖的位置。GIS工作站操作GIS地理資訊系統及進行通訊數據處理。其追踪監視軟件可選擇性地顯示移動目標的路線,如發現不正常情況,則會自動發出警報或向警方滙報。

下圖顯示GPS應用系統的基本元素：


GPS定位衛星
GPS定位衛星
衛星
移動目標
移動目標
移動單位
傳送中心
通訊控制機
伺服器
GIS 工作站
GIS 工作站
GIS 工作站
打印機
監控中心
控制中心

除警報功能外，GPS應用系統更可提供有效率的車隊管理，容許有效控制公共車輛、救護車和計程車的時間與路程。

一九九九年，本公司訂立一項協議，向天目出售GPS應用系統。本公司亦已與天目訂立為期10年的銷售總協議，據此，本公司獲委任為天目GPS相關產品的唯一獨家供應商，而本公司則向天目提供GPS應用系統之技術支援。有關GPS總銷售協議的其他詳情，請參閱本招股章程「與北京大學的關係」一節內「關連交易」分節。

(5)　無線火災警報系統

火災警報系統分為兩個主要類別：(i)有線火災警報系統，火災警報感應器及控制台之間以線路傳遞訊息；及(ii)無線火災警報系統，當中之火災警報感應器透過無

綫訊號與中央控制台傳遞訊息。因為和有線火災警報系統相比，無線火災警報系統的失誤率偏低，價格亦較低，故此，董事認為用戶偏向採用無線火災警報系統。

本公司在國內從事無線火災警報系統的開發、製造和銷售。無線火災警報系統提供一個準確消防偵察及火災警報功能。所有火災警報感應器透過不停分析偵察地區內濃煙度、光度及溫度，由無綫發射控制器把無綫警報信息發送到無綫接收控制器，同時，將時間、日期等數據進行存儲，透過利用聲音和光線的閃動進行警報，把火警位置顯示於電子地圖上。與傳統有線火災警報系統比較，無線火災警報系統更為可靠、經濟和具備更多功能。無線火災警報系統也可應用於古建築物、園林或大群建築物等安裝有線火災警報系統並不可行，或是過份昂貴的場所。

無線火災警報系統包括三個主要部分：(1)中央監測設施，(2)無綫警報信息傳送器及(3)設於受保護範圍內的消火探測器。

中央監測系統包括以下各項：

- 無綫火警訊號傳接器；
- 控制系統以監察電子地圖；
- 微型控制及監察軟件；及
- 電子地圖。

消防探測器的種類很多，如感煙消防探測器及感溫消防探測器。根據不同情況使用不同的探測器。

下圖顯示無線火災警報系統的典型操作流程：


綜合火警探測器
綜合火警探測器
火警探測器
地區火警訊號
傳送器
地區火警訊號
傳送器
中央監察
系統
打印機
計算機
接收機
傳接器

當探測到有火警發生時，火警訊號會從火警探測器傳送到火警訊號傳送器。經進行分析及將火警訊號組合成無綫資料頻率警報訊號後，將會傳送至中央監察系統：接收到的信息會在無綫接收控制器內收集和分析。中央監測設施內的計算機便會記錄、儲存和處理資料及確定是否真正發生火警，如結果顯示真正發生火警，中央監察系統將發出火警警報。

於一九九六年，本公司在北京中央政府若干大樓內安裝無線火災警報系統。自一九九六年起，無線火災警報系統已裝置於北京中央政府的若干其他大樓內。本公司計劃將第一代無線火災警報系統於政府機關內廣泛使用，而本公司擬向公眾人士推廣其第二代無線火災警報系統。目前，無線火災警報系統所使用之無綫電頻率已供本公司之現有客戶使用。無線火災警報系統之未來客戶須於取得批准後，方可使用有關無綫電頻率。

全面解決方案服務

本公司憑藉本身在嵌入式系統發展方面所累積的技術知識，亦透過應用現有之嵌入式系統產品向其客戶提供全面解決方案服務。本公司之全面解決方案服務為定制發展項目，旨在符合各客戶之特別需求。本公司利用其嵌入式技術的知識裝置定制之嵌入式系統，並在適當情況下應用本公司之嵌入式系統產品及第三方之產品。在各項全面解決方案項目中，本公司進行整體項目管理及提供範圍由系統設計至產品提供之綜合服務。

本公司之嵌入式系統產品組合所提供之安全相關嵌入式系統產品範圍廣泛。本公司提供多種產品，使其可配置硬件及軟件特色，以符合不同客戶的特別需求。如有需要，本公司亦會為每個客戶發展特定的嵌入式系統產品。

採購

截至一九九九年十二月三十一日止兩個年度，本公司五大供應商分別佔本公司的總採購額約26.7%及26.6%。截至一九九九年十二月三十一日止兩個年度，向單一最大供應商進行採購分別佔本公司的總採購額約20.0%及8.57%。董事、彼等的聯繫人士（定義見創業板上市規則）或本公司持有已發行股本5%以上的股東，概無擁有本公司五大供應商的任何權益。

製造

在網絡安全產品、聰明咭應用系統、GPS應用系統及無線火災警報系統方面，本公司的製造業務主要包括最後裝嵌、測試及半裝嵌品及製成品的品質控制。本公司之營運策略為依賴向外採購元配零件及原材料。本公司在製造程序中所選用的元配零件及物料包括微處理器、記憶晶片及IC等半導體、印刷電路板、電源供應和外機殼。董事相信，用於生產本公司產品的物料可從多個來源取得。

本公司現時並無與任何客戶就ASIC方面訂立大量生產合約。就ASIC而言，本公司與若干生產商訂立合作協議，確保可符合顧客大量生產的要求。董事相信，這種關係會大大增加本公司的額外靈活性，尤其在預計業內出現任何未能預料之逆轉以及產品週期成熟時。

品質控制

本公司透過嚴格控制品質維持優質之產品水準。在整個生產工序中，本公司均進行及實行全面測試及控制程序，以確保本公司之各嵌入式系統產品均符合本公司所定之品質水準。全面測試及控制程序主要包括四大元素，即設計控制、採購控制、工序控制及最後品質保證測試。由生產初期開始，本公司已實行設計控制程序，以監察整個設計工序。同時，本公司亦將制定項目進度計劃，以定下有關規格分析、規格定案、軟件設計及軟件測試等之控制機制。此外，本公司亦進行採購控制，以確保原材料及產品元件屬上乘品質。於生產工序中，本公司會實行工序控制，以確保本公司之嵌入式系統產品已正確組裝及生產。在生產工序完成時，本公司會於付運產品予最終用戶前進行最後品質保證測試，以保證產品已達到優質水準。

銷售及市場推廣

截至一九九九年十二月三十一日止兩個年度，本公司五大客戶合共佔本公司總營業額分別約93.1%及69.1%。截至一九九九年十二月三十一日止兩個年度，向單一最大客戶之銷售額佔本公司之總營業額分別約65.4%及21.5%。於一九九八年及一九九九年，董事、其各自聯繫人士（定義見創業板上市規則）或擁有本公司已發行股本5%以上的股東概無於本公司之五大客戶中擁有任何權益。

保養

本集團透過本身之服務部免費為其客戶提供保養項下的支援及維修。董事相信，向客戶提供售後服務可提高本公司嵌入式系統產品的知名度及聲譽。由二零零零年起，本集團一般就其嵌入式系統產品提供一年免費維修保養。二零零零年前，除有一位單一客戶（其為政府機構）之保養期為終生外，本公司只為保養期介乎一年至三年的網絡安全產品提供免費保養服務。保養費用乃根據管理層對未來保養責任的估計並對網絡安全產品銷售應用固定百分比而釐定。截至一九九九年十二月三十一日止兩個年度，保養分別約為人民幣零元及人民幣500,000元。

研究與發展

嵌入式系統行業之特色為技術日新月異、需求與日俱增。董事相信本公司之成功之道為本公司於嵌入式技術及有關方面之研究及發展能力。因此本公司之研發隊伍必須研究嶄新之嵌入式技術及發掘有關此方面之新機會。

本公司於研究及發展方面最重要之一環為軟件開發及硬件設計，尤其是專用IT之設計方法。本公司研究及發展部的策略為將新技術及／或產品的研究及開發與本公司現有之嵌入式系統產品揉合，以提升該等產品的功能及性能。該研究及發展部亦將協助董事決定本公司將來之市場方向及產品發展策略。本公司的研究及發展部將繼續為本公司之重心，且本公司的策略為繼續以研究與開發為重點項目。截至一九九九年十二月三十一日止兩個年度，本公司之研究及發展支出分別達約人民幣3,700,000元及人民幣4,700,000元。

本公司在有關嵌入式技術方面之研究及開發部合共有25名研究及開發人員，10名持有碩士學位，其中有5名更於軟件工程及微電子學專門方面擁有博士學位。全部研究員均擁有有關嵌入式技術研究及開發方面之經驗。

由於本公司與北京大學之有關研究所建立了深厚之關係，本公司可安排由本公司與北京大學共同參予合作研究產品，根據由本公司及北京大學於二零零零年四月十七日所簽訂之技術合作及支援協議，本公司獲授優先權購買該等研究產品的研究

成果，而北京大學同意向本公司提供由北京大學進行之研究項目之所有未來研究成果，年期不限，僅須受因不可抗力事件而終止的條文所規限。該協議可因發生不可抗力事件而予以終止。有關技術合作及支援協議的進一步詳情，請參閱本招股章程「與北京大學的關係」一節內「關連交易」一段。

除基礎軟件及硬件嵌入式技術之研究及發展外，本公司亦致力開發嵌入式系統產品。目前，本公司現有46名員工，專注於研究及開發本公司的嵌入式系統產品。

競爭

憑藉本公司與北京大學的關係，加上其大部份產品系列的性質獨特，董事認為，本公司現時在中國並無面對任何重大競爭。嵌入式系統及相關產品市場之競爭激烈、瞬息萬變，且易受日新月異之科技所影響。現時，本公司專注發展中國市場，其為一個新近發展之嵌入式系統市場，具有雄厚之市場潛力。董事相信，就研發及品牌知名度而言，本公司穩握競爭優勢。此外，董事認為，潛在競爭對手須面臨重大之入行障礙，此乃由於中國若干安全相關嵌入式系統產品（尤其是網絡安全產品及安全IC等產品）易受科技影響，亦為國家保安之關鍵系統，因此潛在競爭對手於開始研究科技及產品前，必須先獲得有關機關之事先批准。此外，本公司之嵌入式系統產品已呈交有關機關進行產品測試，確保於產品商品化前，有關產品已符合國家指定之規定及標準。本公司已取得該等批准，在某程度上，乃有賴其與北京大學及若干政府機關之關係。

除上文所述者外，本公司之若干安全相關嵌入式系統產品如聰明咭應用系統正面臨本地競爭者所帶來激烈競爭。本公司之競爭策略為緊貼市場趨勢及嵌入式技術之新發展方向。

由於中國法例及法規現時對進口安全IC及加密裝置等若干外國安全相關嵌入式產品到中國施加管制，故就中國市場而言，擁有相對較先進安全相關嵌入式技術之外國競爭對手現時並未對本公司構成直接威脅。然而，現保證該等保護性法規將於中國加入世貿組織後繼續施行，而在該情況下，本公司之銷售額或會受到不利影響。

知識產權

本公司正在為兩項商標在香港及中國申請註冊，而董事預期本公司將分別於二零零零年八月及二零零一年七月前辦妥該等商標的註冊。註冊的進一步詳情已載於本招股章程附錄五「有關業務的進一步資料」一段內。

員工及管理層

於最後實際可行日期，本公司擁有約139名員工，包括6名在管理部，31名在技術支援，71名在研發部，19名銷售及市場推廣部，以及12名在財務及行政部。本公司所有員工均已訂立僱員合約，年期介乎一年至五年；其中許多是北京大學的研究生。

公元二千年規格問題

現已踏入公元二千年，本公司至今仍未遇到可能因公元二千年問題導致之技術錯誤，而所有與計算機有關之業務仍然完好。由於本公司之業務在很大程度上依賴計算機軟件及硬件，因此，本公司於踏入公元二千年之前已採取適當之步驟，以確保本公司之營運及業務不會因公元二千年問題而受到不利影響。本公司已開始施行一個緊急應變計劃，以認定本公司計算機系統中潛在之公元二千年問題，並為有關系統進行救援工作，例如軟件及硬件更新或更換。緊急應變計劃於一九九九年八月完成。於踏入二千年後，本公司將就潛在之公元二千年計算機故障提高警覺，本公司亦會密切監察計算機系統，以即時處理二千年問題，確保本公司之計算機系統可平穩安全地使用。

Heng Huat 信託

為對青鳥集團及本公司僱員提供獎勵計劃，以及表揚彼等對本公司上市所作之貢獻，受託人（定義見下文）已成立Heng Huat信託（定義見下文）。Heng Huat及Gamerian Limited為兩位分別實益擁有致勝資產已發行股本93.37%及6.63%權益。Heng Huat為一家於英屬處女群島註冊成立之有限公司，其全部已發行股本乃分別由許振東先生、張萬中副教授及劉越副教授持有及實益擁有60股、20股及20股。致勝資產為發起人之一，其實益擁有22,000,000股發起人股份。

根據二零零零年七月十九日之信託契據，許振東先生、張萬中副教授及劉越副教授宣稱彼等根據信託以受託人(「受託人」)身份代477位身為青鳥集團及本公司全職僱員之受益人持有Heng Huat股份(「Heng Huat信託」)。Heng Huat信託之信託基金包括Heng Huat全部已發行股本連同經指示將持作Heng Huat信託增加資本之所有累計收入。Heng Huat信託之規管法例為香港之法例。

Heng Huat信託之主要條款概要如下：

1.　**首個期間**

由Heng Huat信託成立日期起計首個三年期間(「首個期間」)內，受託人將代受益人持有信託基金之收入，並可全權酌情向受益人支付受託人可能釐定之有關收入。

受益人如因患病、喪失行為能力或退休以外的原因而離任青鳥集團或本公司，則將無權自信託基金分得任何收入。受益人如因退任、患病或殘疾而離任青鳥集團或本公司，或受益人如於首個期間入身故，則其受養人仍有權自信託基金分得收入。

2.　**首個期間後期間**

在首個期間後，受託人將按受益人各自就信託基金之權益比例代彼等持有信託中之信託基金。各個權益之定義為其所佔所有受益人總「點數」中之「點數」。受益人如已離任青鳥集團或本公司，則將無權自信託基金分得任何收入。受益人如因退任、患病或殘疾而離任青鳥集團或本公司，則其受養人仍有權享有彼等各自之「點數」。所有受益人之點數相加將合計為100點。

受益人如個別或共同擁有合共2點或以上，則有權要求受託人出售致勝資產於本公司中之數目相同之發起人股份，而銷售所得款項將歸進行出售之受益人所有。

3.　**失效**

受益人如因患病、殘疾或退任以外之原因而遭青鳥集團或本公司終止僱用，則其「點數」將被受託人註銷，而其於信託中之權益將於其後失效。

以下陳述本公司於截至一九九九年十二月三十一日止兩個年度及由二零零零年一月一日至最後實際可行日期止期間(「積極拓展業務期」)積極拓展業務之目標。

嵌入式技術

誠如本招股章程「業務」一節「簡史與發展」一段所載，自一九九二年青鳥軟件成立以來，青鳥集團已發展得甚具規模。自一九九六年五月以來，青鳥集團管理層致力發展嵌入式系統產品。本公司於積極拓展業務期在嵌入式技術方面的發展詳情概述如下：

期間	一九九八年 上半年	一九九八年 下半年	一九九九年 上半年	一九九九年 下半年	二零零零年一月一日至最後實際可行日期
軟件：	就網絡安全軟件及數碼電訊軟件(如無綫數據傳輸及具有修改及可修訂功能之算術運算)進行技術分析及設計 就聰明咭應用系統之處理軟件進行功能測試	就網絡安全軟件及數碼電訊軟件(如無綫數據傳輸及具有修改及可修訂功能之算術運算)繼續進行技術分析及設計及展開測試及審核工作 繼續研究230M工作站通訊軟件之設計。	透過引進新科技及進一步提升現有軟件，繼續改良軟件	透過引進新科技及進一步提升現有軟件，繼續改良軟件	進行嵌入式系統規格分析，包括： — 研發方法 — 元配零件描述方法 — 版本控制 — 配置管理 出席技術研討會，以緊貼IC及軟件技術之最新發展
硬件：嵌入式微處理器IP核	繼續有關設計可裁剪RISC 16位嵌入式微型處理器IP核之研究工作	完成有關設計可裁剪RISC 16位嵌入式微型處理器IP核之研究工作 透過鑄造製成嵌入式微處理器IP核之樣本	測試及核實RISC 16位嵌入式微型處理器IP核	進一步改良RISC 16位嵌入式微型處理器IP核之設計 繼續研究RISC型嵌入式微處理器IP核之設計	就新型號之嵌入式微型處理器進行可行性研究 開始研發新型號之嵌入式微型處理器
ASIC	完成可測性技術及製作方法	繼續就單元／模組之設計及測試方法進行研究 繼續研究製作方法 繼續研發加密ASIC	繼續研究製作方法 繼續就單元／模組之設計及測試方法學進行研究) 完成研發加密ASIC	就結合數碼單元／模組ASIC之設計及技術進行研究 完成有關VHDL之ASIC設計方法之研究	就單元／模組：D/A、A/D開始可行性研究

產品發展

於積極拓展業務期，本公司透過其卓越的研發隊伍致力發展其嵌入式系統軟件，以使其應用於嵌入式系統產品之軟件技術得以提升。為滿足不斷增長之市場需求，本公司亦致力在產品設計、功能及效益方面致力提高嵌入式系統產品之品質。

本公司於積極拓展業務期在嵌入式系統產品方面的發展詳情概述如下：

期間	一九九八年 上半年	一九九八年 下半年	一九九九年 上半年	一九九九年 下半年	二零零零年一月一日至最後實際可行日期
安全IC	繼續進行規格分析	確定合適系統結構及模組 完成線路設計以完成實行加密及解密算術運算	可提供產品樣本及開始小規模試產 進行掩膜及硅片的生產、驗證及包裝 完成產品品質及穩定性測試	完成第一代安全IC	就第二代安全IC展開研究工作
網絡安全產品	展開技術研究並聯合政府機關開發JB-SG2網絡安全產品	透過開發測試樣本進行JB-SG2網絡安全產品之品質及功能測試	展開產品商業化工作 進行JB-SG2網絡安全產品若干部份之品質及功能測試	刊印產品小冊子及説明書	完成發展作用基礎文電鑑別軟件、電郵過濾軟件及虛擬私人網絡(VPN)模型安全網關 發展應用標籤安全控制機制，包括：透過IP協議及數據加密資料庫加密進行數據文電鑑別加密傳輸

期間	一九九八年 上半年	一九九八年 下半年	一九九九年 上半年	一九九九年 下半年	二零零零年 一月一日 至最後實際 可行日期
聰明咭應用系統	展開聰明咭應用系統之研究工作 展開無接點聰明咭應用系統之研究工作	繼續研究聰明咭應用系統 繼續研究無接點聰明咭應用系統	展開倉庫管理用聰明咭工業應用系統之研究工作 完成智能樓宇全面之聰明咭系統 展開財務聰明咭管理系統之研究工作	展開財務加密匙管理系統之研究工作 展開智能家居管理用聰明咭系統之研究工作 展開電訊業用聰明咭工業應用之研究工作	改良現有安全聰明咭應用系統並將之與警報系統組合
GPS應用系統	完成試產第一代GPS應用系統(JB230M)產品 展開第二代GPS應用系統(JB420M)之可行性研究	完成第二代GPS應用系統(JB420M)示範模型之穩定性測試及內部測試	完成第二代GPS應用系統(JB420M)之可行性研究 完成第二代GPS應用系統(JB420M)在網絡上之穩定性測試及內部測試	完成第二代GPS應用系統(JB420M)之內部應用測試及試產	進行全面技術標準測試，以改良及提升第二代GPS應用系統(JB420M)之功能
無線火災警報系統	展開無線火災警報系統新產品之功能及品質測試 就具有自動分辨功能之無線火災警報系統新產品繼續進行可行性研究	就具有自動分辨功能之無線火災警報系統新產品繼續進行可行性研究	繼續研究無線火災警報系統新產品	繼續研究無線火災警報系統新產品	進一步改良及提升現有無線火災警報系統產品，並透過實行產品改良項目擴大其應用範圍

有關批文及許可證

本公司之嵌入式系統產品的發展及進行商品化前須取得有關批文及許可證。積極拓展業務期，本公司已經為發展及銷售嵌入式系統產品成功取得有關政府機關若干批文／許可證，現概述如下：

期間	一九九八年 上半年	一九九八年 下半年	一九九九年 上半年	一九九九年 下半年	二零零零年一月一日至最後實際可行日期
安全IC				向國家密碼管理機構取得產品規格標準批文	向國家密碼管理機構取得有關商用密碼產品之批文(1)
網絡安全產品			通過公安部檢查，並獲發銷售許可證		
聰明咭應用系統					
GPS應用系統		已就第一代GPS應用系統（JB230M）向公安部取得批准		已就第一代GPS（JB230M）向深圳市無綫電管理局取得生產、銷售及傳送網絡許可證	已就GPS應用系統向深圳市無綫電管理局取得生產、銷售及傳送網絡許可證(2)
無線火災警報系統					

附註：

(1) 根據國家密碼管理機構於二零零零年六月七日發出之批文（國密辦字〔2000〕93號）（「該批文」），國家密碼管理機構同意容許青鳥向本公司轉讓其有關商用密碼產品之研發及營運業務。該批文亦訂明本公司有權享有國家密碼管理機構較早前就其各種商用密碼產品向青鳥授出之所有批文。

(2) 於二零零零年六月六日，本公司成立北京北大青鳥環宇科技股份有限公司深圳分公司（「深圳分公司」），以從事研發及生產嵌入式系統產品。現擬深圳分公司將主要專注發展有關GPS應用系統之業務。為符合規管深圳GPS相關產品之規則及規例，深圳分公司已就GPS相關產品之生產、銷售及傳送網絡向深圳無綫電管理局申領若干許可證，並已於二零零零年六月取得該等許可證。

生產

於積極拓展業務期，本公司主要透過外判或內部生產從事小規模試產。本公司於積極拓展業務期之生產業務如下：

期間	一九九八年 上半年	一九九八年 下半年	一九九九年 上半年	一九九九年 下半年	二零零零年一月一日至最後實際可行日期
安全IC		開始透過鑄造生產安全IC		繼續透過鑄造生產安全IC	
網絡安全產品			開始生產及組裝網絡安全產品	繼續生產及組裝網絡安全產品	開始試產VPN模型安全網關 繼續生產現有網絡安全產品
聰明咭應用系統	繼續生產POS及接達應用系統	開始試產全面聰明咭應用系統	繼續生產現有聰明咭應用系統	繼續生產現有聰明咭應用系統	開始試產安全聰明咭應用系統 繼續生產現有聰明咭應用系統
GPS應用系統			試製第二代GPS應用系統(JB420M)產品樣板	試製第二代GPS應用系統(JB420M)產品樣板	開始小規模生產第二代GPS應用系統(JB420M)產品
無線火災警報系統	繼續小規模生產及組裝無線火災警報系統產品	繼續小規模生產及組裝無線火災警報系統產品	繼續小規模生產及組裝無線火災警報系統產品	繼續小規模生產及組裝無線火災警報系統產品	繼續小規模生產及組裝現有無線火災警報系統產品

市場推廣

於積極拓展業務期，本公司之市場推廣活動概述如下：

期間	一九九八年 上半年	一九九八年 下半年	一九九九年 上半年	一九九九年 下半年	二零零零年 一月一日 至最後實際 可行日期
市場推廣活動	舉辦聰明咭應用系統論壇及參與北京之展覽	向政府部門推介有關安全接入控制之安全聰明咭應用系統	在上海舉辦聰明咭應用系統論壇 在北京召開網絡安全產品新聞發布會 參與北京之工業（網絡安全）論壇	在北京舉辦有關安全IC之研討會 參與中國高新技術成果交易會 透過直接銷售渠道推介安全IC 參與廣東省工業（網絡安全）論壇 在北京及成都召開GPS應用產品新聞發布會 參與上海之工業（GPS應用系統）論壇 向準客戶提供安全IC之樣本	開設深圳分公司 進一步擴充本公司現有之市場推廣部門 參與北京高新技術產業周 制定宣傳計劃，以及物色有關主要媒介，如中國計算機報、計算機世界及互聯網周刊等 與國際知名之電子製造商進行商務討論

善用人力資源

於積極拓展業務期，本公司之僱員數目概述如下：

	截至十二月三十一日止年度		最後實際
	一九九八年	一九九九年	可行日期
管理	11	13	6
技術支援	12	15	31
研發	58	77	71
銷售及推廣	8	9	19
財務及行政	9	19	12
合計	98	133	139

收益

本公司於積極拓展業務期之收益概述如下：

	(人民幣百萬元)
截至一九九八年十二月三十一日止年度	3.0
截至一九九九年十二月三十一日止年度	10.4
二零零零年一月一日起至二零零零年四月三十日止期間(按本公司之未經審核管理賬目)	1.3

業務目標

由於本公司所屬嵌入式系統行業時常引進新產品，所用科技亦瞬息萬變。董事相信，憑著質素卓越、經驗豐富的研究隊伍，以及北京大學及四名國內發起人所提供之合作及支援，本公司具有利條件與中國其他製造商競逐。加上國家在發展IT作為推動中國經濟增長的基本動力方面制訂政策，因此董事深信這行業的市場潛力優厚。憑藉本公司的現有技術以及擁有的知識產權及與北京大學及四名國內發起人的技術安排，董事確信，本公司定能在發展嵌入式系統所用軟件及硬件的市場上充分掌握市場潛力。

由董事制定本公司的發展策略，包括三個主要範疇：(i)透過研發繼續改進軟件及硬件發展方面的科技技術；(ii)改善其生產科技及設施，致使其產品達國際標準，因而增加其產品的競爭能力；及(iii)在中國拓展本公司分銷網絡及市場推廣計劃。

未來計劃及前景

嵌入式技術

過往十年，互聯網用戶數目急劇上升，預期未來將持續上升。International Data Corporation估計，全球互聯網的用戶人數將由一九九八年底之約155,600,000人，上升至二零零三年底之約526,000,000人。上述估計進一步鞏固董事的信念，互聯網將為全球下一輪經濟增長之火車頭，互聯網之影響力已滲進各行各業。

隨著全球經濟出現結構性改變，加上全球各地人們之生活方式有所改變，董事預測，將會有更多客戶使用互聯網，網上業務必然增多，致使市場很快將出現對各方面進行保密工作之需求。只有獲授權人士方可取得的財政資料及交易、設計文件、業務計劃及其他敏感數據，在傳送期間，此等數據可能遭閱讀或刪改，或遭惡意人士利用而引起訴訟或成立詐騙公司，因此，保障儲存在內聯網內或透過互聯網傳送之資料保密之嵌入式技術日益重要。

網絡通訊技術之發展加強對人們財產之保障，董事相信該發展將逐漸改進傳統產品之模式，舉例而言，使用無綫工具（如移動電話）接連互聯網有助人們管理忙碌的生活，並提升其生活方式，享受更舒適、安全及有效率的家居生活。此可透過中央

計算機儀器接收移動電話所發出的訊號，然後將訊號發送往指定家庭的電器及系統，簡單地連接電燈、娛樂、保安、電訊、冷暖氣、家庭電器、廚房裝置等。另一方面，此亦可作為保安儀器，讓屋主可在偏遠地方得知屋內發生任何突發事情。由於各方面的安全問題漸受關注，董事認為，憑著在應用領域知識及開發技術之優勢，在互聯網時代，市場對本公司之現時集中安全範疇之嵌入式系統產品的需求將會上升。

鑑於嵌入式系統的用途廣泛，應用範圍由家居電器以至軍事應用不等，董事相信，嵌入式系統技術工程已成為工業界之既有概念，本公司將繼續致力發展軟件及硬件，以求達致更高之系統功能。因此，本公司擬透過可再用嵌入式軟件及硬件資料庫，為設計人員提供較佳之設計環境。由於該資料庫所包含之可再用元件可靠耐用，相較應用業務重新設計、重新編碼，將承擔較少風險。該等資料庫不僅減少設計所涉的工作及提高啟用成功的機會，同時亦令本公司可繼續進行系統微型化研究，此可讓系統縮減體積，並能將更多功能裝置在一塊晶片內，而無損系統之速度及耗電量。再者，董事相信，未來之市場需求將會由最終產品轉移為可再用軟件及硬件元配零件，固此，建設本身的基礎工具對本公司有利，以便掌握市場。以下為本公司嵌入式技術簡圖：


嵌入式技術
軟件
硬件
嵌入式軟件資料庫
IP 資料庫
ASIC
嵌入式
微型處理器

業務策略

本公司的策略是開發多種類型具領先技術的軟件及集成電路，以滿足市場對嵌入式系統產品不斷轉變的需求及要求。本公司力求發展用以製造及生產嵌入式系統

產品所用之軟件及集成電路方面成為中國市場之領導者。本公司業務策略的重點如下:

— **配合不斷轉變的標準**

本公司專注在中國市場上就製造高檔次嵌入式系統產品所用之先進軟件及集成電路方面進行研發工作。董事深信,高檔次客戶是採用新穎科技的先驅,為求滿足該等客戶的需求,本公司須不停監察市場及科技動向,並能迅速採取行動。本公司一方面緊貼本地市場的動向,另一方面與客戶緊密合作,從而洞悉市場需要,並在產品開發過程的早期設定產品規格及功能,好讓本公司在開展設計過程前,徹底明瞭最終用戶的要求。本公司相信其嵌入式系統及相關產品系列能迎合高檔次客戶(包括中國政府部門)的要求。

— **於深圳成立研發中心**

本公司擬在中國深圳成立研究及開發中心,研發嵌入式系統及相關產品。深圳市政府銳意推動及鼓勵IT業,向在深圳經營業務的IT公司提供多項優惠待遇,包括稅務寬減、優先選用商住物業,以及較寬鬆的入境政策。

— **維持與北京大學的關係**

董事相信,本公司的成功關鍵在於緊貼嵌入式系統的技術及市場動向及在發展可供嵌入式系統使用的高度可靠性軟件及集成電路方面具有相當能力。因此,董事計劃繼續維持本公司與北京大學的良好關係,並取得其研究專才及技術專才。本公司在招聘優質研究員方面,會與北京大學計算機科學技術系通力合作。此外,北京大學(代表研究所)於二零零零年四月十七日與本公司訂立一項技術合作及支援協議。據此,研究所將會就研發軟硬件的嵌入式技術及嵌入式系統產品向本公司提供技術合作及支援。

一　擴展銷售及市場推廣業務

本公司計劃擴充銷售隊伍及市場推廣項目，提高全國的銷售。本公司的銷售隊伍以及工程師對各種軟硬件環境有豐富認識，可為客戶提供寶貴的諮詢服務。本公司的銷售和市場環境推廣項目包括：(a)在國內成立代表辦事處，開拓地域市場，擴充分銷網絡；(b)擴充本公司現有的市場推廣部門；(c)參與大型展覽並舉辦研討會及展銷會，從而提高品牌知名度；及(d)進行廣泛之宣傳活動。

里程碑

嵌入式技術

基於本公司之業務目標，本公司將尋求於最後實際可行日期至二零零零年十二月三十一日止期間及截至二零零二年十二月三十一日止兩個年度內達成下列計劃重點。投資者務須注意，下列業務目標及各項預定達成時間乃根據下文「基準及假設」一段所述之基準及假設制定。

由最後實際可行日期至二零零零年十二月三十一日止期間及截至二零零二年十二月三十一日兩個年度，本公司就發展嵌入式技術定下之業務目標載述如下：

期間	最後實際可行日期至二零零零年十二月三十一日	二零零一年上半年	二零零一年下半年	二零零二年上半年	二零零二年下半年
軟件	進行可行性研究及完成研究及發展方法 成立可再用嵌入式系統軟件資料庫之小規模實驗模型	測試及重估實驗模型 正式成立小規模可再用嵌入式系統軟件資料庫，包括： — 從實驗模型中抽取可再用軟件元配零件，並放置於正式資料庫內 — 單位測試	繼續成立小規模可再用嵌入式軟件資料庫，包括： — 從實驗模型中抽取可再用軟件單元，並放置於正式資料庫內 — 單位測試 進行綜合測試及系統測試	鼓勵內部使用小型嵌入式系統軟件資料庫，提升本公司之現有產品 完成嵌入式系統軟件資料庫（例如加入變動控制監管、接連控制及同步控制策略） 為小型嵌入式系統資料庫添置新軟件	繼續鼓勵內部使用小型嵌入式軟件資料庫，提升本公司現有產品 繼續改善嵌入式系統資料庫之操作 繼續為小型嵌入式系統資料庫添置新軟件 展開目標為本之軟件工程

期間	最後實際可行日期至二零零零年十二月三十一日	二零零一年 上半年	二零零一年 下半年	二零零二年 上半年	二零零二年 下半年
硬件：嵌入式微型處理器	開展核技術研究，完成設計系統邏輯設計，其中包括： 一 設計低耗電量系統並對其進行技術性研究 一 完成系統邏輯設計 一 就可測性技術進行研究 一 研究RAM、ROM及ALU設計 一 研究數碼集成電路技術 完成程式語言轉換編譯器	完成電路設計，包括： 一 研究EEPROM設計技術 一 研究ASIC設計方法 完成微型處理器之版圖設計	試製及測試嵌入式微型處理器 開始實時運作系統之設計	鼓勵內部使用嵌入式微型處理器 將嵌入式微型處理器產品轉為IP 核，以便組成IP資料庫 IP資料庫可供客戶試用 將IP核與算法IP核連合，並接至EEPROM、ROM、RAM及其他I/O Bus；協助使用嵌入式微型處理器	運用嵌入式微型處理器為核心，完成ASIC 綜合測試嵌入式微型處理器
ASIC	就圓筒移位儲存器、D/A、SRAM、ALU等進行研發工作	開始研究混合訊息集成電路設計技術	成立小規模單元／模組資料庫	向資料庫增補新單元／模組 改良現有單元／模組	繼續向資料庫增補新單元／模組
即將以配售所得款項淨額撥付之款項	8,200,000港元	6,900,000港元	7,800,000港元	10,600,000港元	11,400,000港元

為於未來打入可再用軟件及硬件元配零件市場，本公司擬致力重點研究及發展嵌入式系統技術，於北京設立技術中心，並於深圳成立產品研發中心。

深圳：研發中心

本公司有意在中國深圳成立研發中心，研發嵌入式系統軟件及製造使用本公司的軟件及集成電路的嵌入式系統產品。董事深信，在深圳成立研究及發展中心將對本公司有利，原因為深圳當地政府大力推廣及鼓勵當地IT業之發展，向IT業提供優惠待遇（包括向在深圳成立的IT公司提供稅務寬減、放寬商住物業及入境政策等優惠待遇）。

產品發展

就產品發展而言，本公司的重點目標是透過致力及繼續研發嵌入式技術及其應用產品，以期繼續改良其現有之嵌入式系統產品，以及將新產品引入市場。本公司之產品發展隊伍致力發展嵌入式系統產品，該等產品緊貼日新月異之需要。於最後實際可行日期至二零零零年十二月三十一日止期間及截至二零零二年十二月三十一日止兩個年度，本公司就發展嵌入式系統定下之業務目標如下：

期間	最後實際可行日期至二零零零年十二月三十一日	二零零一年上半年	二零零一年下半年	二零零二年上半年	二零零二年下半年
安全IC	完成第二代安全IC之電路設計 開發第三代安全IC之可行性研究工作	開始研究及開發第三代安全IC	完成第三代安全IC之電路及版圖設計 開始研究聰明咭技術並完成其技術建議	就聰明咭展開研發及設計工作	就COS進行研發工作 完成COS發展工作
網絡安全產品	發展安全信道技術	發展適用於證券買賣系統及稅收等用途之專用安全網關	發展遙遠監控安全網關、電子商貿、安全網關及互聯網貿易安全系統	開始研發高速主機控制系統 繼續就電子商貿及銀行電子結算系統發展安全網關	開始將安全專用網關商業化 發展虛擬主機／虛擬代理伺服器
聰明咭應用系統	研究及發展聰明咭網絡應用系統 改良聰明咭POS應用系統 發展聰明咭多用途系統（如接連控制及銷售點及自助食堂） 繼續研究及開發智能卡物流管理系統	研究及開發智能卡物流管理系統及物業管理系統 就智能家居管理進行研究及發展工作	研究及開發專用聰明咭應用系統 繼續研究及開發智能家居管理	繼續研究及發展專用聰明咭應用系統 改良及提升智能家居管理	繼續研究及發展專用聰明咭應用系統 改良及提升智能家居管理

期間	最後實際可行日期至二零零零年十二月三十一日	二零零一年 上半年	二零零一年 下半年	二零零二年 上半年	二零零二年 下半年
GPS應用系統	就特種車輛用GPS應用系統進行規格分析 就GPS應用系統之展開硬件及軟件設計工作，目標乃為移動車輛裝置防盜、防止偏離及時間控制功能 研究及分析第三代GPS應用系統JB-350M	開發專用GPS應用系統JB-350M 就第三代GPS應用系統JB-350M進行深入研究 就跨市GPS網絡進行初步測試，並於兩市進行測試	就市內GPS應用系統JB-350M進行研究 就第三代GPS應用系統JB-350M進行深入研究 就第三代GPS應用系統JB-350M及航海項目展開硬件設計工作 完成就第三代GPS應用系統JB-350M及航海項目所進行之測試	開始進行第三代應用系統JB-350M之軟件設計	就第三代GPS應用系統JB-350M進行初步測試
無線火災警報系統	就第二代無線火災警報系統進行測試及內部審核工作 透過將ASIC技術與現有系統結合，就第三代無線火災警報系統進行可行性研究 展開第三代無線火災警報系統之研究 就於古舊樓宇及大型園林應用無線火災警報系統展開研究工作 就一般用於家居安全之無線火災警報系統展開規格分析	展開安全無綫警報系統之研究工作 展開專用無線火災警報系統（如倉庫及小規模住宅社群）之研究工作 就試驗性質之第三代無線火災警報系統進行測試及審核工作	就下一代無線火災警報系統展開規格分析工作 繼續研究專用無線火災警報系統及安全無綫警報系統 就集成無綫安全及火災警報系統展開規格分析工作	完成發展下一代無線火災警報系統	開始及完成家居無綫火災警報系報之研發工作
即將以配售所得款項淨額撥付之款項	8,500,000港元	8,700,000港元	8,600,000港元	12,200,000港元	13,000,000港元

有關批文及許可證

完成產品發展後，本公司一般須就其新發展的產品取得若干許可證或批文，方可將產品商品化。於最後實際可行日期至二零零零年十二月三十一日止期間及截至二零零二年十二月三十一日止兩個年度，本公司就取得嵌入式系統產品之有關許可證及／或批文的計劃載述如下：

期間	最後實際可行日期至二零零零年十二月三十一日	二零零一年上半年	二零零一年下半年	二零零二年上半年	二零零二年下半年
安全IC	就第二代安全IC取得國家密碼管理機構之批文		就第三代安全IC向國家密碼管理機構取得批文		
網絡安全產品	就作用基礎鑑別軟件、郵件過濾軟件及VPN模型向公安部申請銷售批准 就專用安全網關向公安部申請銷售許可證				
聰明咭應用系統	就安全工程由第二級提升至第一級而向公安部及國家計量局提出申請以取得資格 就智能建築和系統集成向中華人民共和國建設部提出申請以取得批准		向國家計量局送呈有關聰明咭應用系統以測試產品質素是否符合國家標準		

期間	最後實際可行日期至二零零零年十二月三十一日	二零零一年上半年	二零零一年下半年	二零零二年上半年	二零零二年下半年
GPS應用系統	就第二代GPS應用系統(JB420M)取得信息產業部國家無綫電管理局批文				
無線火災警報系統	就第二代無線火災警報系統向瀋陽消防電子產品監督檢測中心及國家消防電子產品質量監督檢驗中心取得批文		就第三代無線火災警報系統向瀋陽消防電子產品監督檢測中心及國家消防電子產品質量監督檢驗中心取得批文		

生產

本公司於最後實際可行日期至二零零零年十二月三十一日止期間及截至二零零二年十二月三十一日止兩個年度之生產業務概述如下：

期間	最後實際可行日期至二零零零年十二月三十一日	二零零一年 上半年	二零零一年 下半年	二零零二年 上半年	二零零二年 下半年
安全IC		開始試產第二代安全IC	開始試產第三代安全IC	開始全面生產第一、第二及第三代安全IC	繼續全面生產第一、第二及第三代安全IC
網絡安全產品	開始試產應用標簽安全控制機制 繼續生產現有網絡安全產品	繼續生產現有網絡安全產品	開始試產應用於證券買賣系統之專用安全網關 繼續生產現有網絡安全產品	開始試產電子商貿之安全網站 繼續生產現有網絡安全產品	開始全面生產專用安全網關 繼續生產現有網絡安全產品
聰明咭應用系統	開始小規模生產安全聰明咭應用系統 繼續生產現有聰明咭應用系統	開始試產聰明咭物流分類系統 繼續生產現有聰明咭應用系統	開始試產智能家居管理 繼續生產現有聰明咭應用系統	開始全面生產安全及智能聰明咭應用系統 開始試產智能家居管理 繼續生產現有聰明咭應用系統	繼續全面生產安全及智能聰明咭應用系統 開始全面生產智能家居管理 繼續生產現有聰明咭應用系統
GPS應用系統	試製JB-420M產品之樣本 開始全面生產第一代GPS應用系統(JB230M)產品	繼續全面生產第一代GPS應用系統(JB230M)產品	開始全面生產第二代GPS應用系統(JB420M)	試製(JB350M)產品之樣本 繼續全面生產(JB230M)及(JB420M)產品	繼續全面生產(JB230M)及(JB420M)產品
無線火災警報系統	開始試產第二代無線火災警報系統產品 繼續全面生產及組裝現有無線火災警報系統產品	開始全面生產第二代無線火災警報系統產品 繼續全面生產及組裝現有無線火災警報系統產品	開始試產第三代無線火災警報系統產品 繼續全面生產及組裝現有無線火災警報系統產品	開始全面生產第三代無線火災警報系統產品 繼續全面生產及組裝現有無線火災警報系統產品	繼續全面生產及組裝現有無線火災警報系統產品

按現時計劃，生產成本（主要包括直接原料、直接勞工及生產間接費用）將不會直接以配售之所得款項淨額撥付。

市場推廣

於最後實際可行日期至二零零零年十二月三十一日止期間及截至二零零二年十二月三十一日止兩個年度，本公司之市場推廣計劃主要包括四大部份：(i)在中國各個繁盛省份及城市開設代表辦事處；(ii)進一步發展本公司現有之市場推廣部門；(iii)參與一般嵌入式系統產品之主要展覽會或進行研討會、貿易展銷會及展覽會，以推廣本公司現有之嵌入式系統產品；(iv)成立策略性聯盟或與負責監督或全面規管本公司現時經營之行業之政府機關或組織訂立安排；及(v)進行廣泛之廣告宣傳活動。

董事相信，該等市場推廣計劃將會顯著提升本公司在市場上的形象及市場佔有率，從而提高本公司之嵌入式系統產品的銷量及擴大其銷售網絡。於最後實際可行日期至二零零零年十二月三十一日止期間及截至二零零二年十二月三十一日止兩個年度，本公司之市場推廣計劃詳述如下：

期間	最後實際可行日期至二零零零年十二月三十一日	二零零一年上半年	二零零一年下半年	二零零二年上半年	二零零二年下半年
市場推廣活動	在上海開設代表辦事處及售後服務中心 與地區銷售代理訂立協議 參與北京、山東、上海、廣州之專業展覽及深圳之中國高新技術成果交易會 在上海、廣州及深圳舉辦研討會及展銷會以推廣產品 與政府機構締結策略性聯盟，以行銷本公司的產品 在北京設立售後服務中心	在成都開設代表辦事處及售後服務中心 在華南地區設立銷售網絡 參與北京及上海之專業展覽及貿易展銷會 在華東及華南地區展開巡迴宣傳，並在深圳舉辦貿易展銷會及研討會 與政府機構建立策略性聯盟 繼續進行本公司之宣傳計劃，如在業內相關雜誌列登廣告	就日後成立全國產品銷售代理網絡展開預備工作 參與北京之專業展覽及深圳之中高新技術成果交易會 在華東地區、北京、上海及深圳等舉辦貿易展銷會及展覽 與有關政府機構疏通，以獲納入供應商名單上之候選人之一，競投政府項目 繼續進行本公司之宣傳計劃，在專業雜誌刊登廣告	在大連開設代表辦事處及售後服務中心 繼續在業內相關及專業雜誌刊登廣告 繼續在有關網站刊登廣告（如sina.com、soha.com及其他臨時網站） 在電視刊登廣告 在中國設立全面銷售網絡 參與中國之專業及業內相關展覽 舉辦展銷會及研討會，以推廣本公司之新產品	繼續在業內相關及專業雜誌刊登廣告 繼續在有關網站刊登廣告（如sina.com、soha.com及其他臨時網站） 在電視刊登廣告 在中國設立全面銷售網絡 參與中國之專業及業內相關展覽 舉辦貿易展銷會及研討會，以推廣本公司之新產品
即將以配售所得款項淨額撥付之款項	10,000,000港元	8,000,000港元	8,000,000港元	6,600,000港元	6,600,000港元

調配人力資源

董事會擬大幅增加本公司(特別是研究與開發展及銷售及市場推廣部門)之僱員總數。於最後實際可行日期至二零零零年十二月三十一日止期間及截至二零零二年十二月三十一日止兩個年度,本公司各部門的預計僱員人數概述如下:

期間	二零零零年十二月三十一日	二零零一年六月三十日	二零零一年十二月三十一日	二零零二年六月三十日	二零零二年十二月三十一日
管理	14	17	21	33	41
技術支援	54	63	90	73	104
研究及開發	107	116	165	185	235
銷售及推廣	35	42	60	83	118
財務及行政	20	21	23	36	32
	230	259	359	400	530

基準及假設

本公司為達致下文所列的業務目標,而按照下列假設制定本公司的發展策略:

- 中國的法律監管架構不會出現將會不利於本公司業務及活動的重大變動;
- 中國加入世貿組織不會帶來重大經濟影響,因而不會為本公司的業務帶來重大不利影響;
- 中國政府會繼續推動鼓勵IT業的發展;
- 外界對有助改善工作質量及效率及生活質素的先進科技的需求維持不變;
- 計算機及與計算機相關產品及服務的客戶人數持續上升;
- 本公司對本身經營的行業具備足夠的技術專才;

- 本公司能招聘及挽留合適人材；

- 通脹、利率及滙率與本招股章程日期時並無重大分別；

- 適用於本公司的税基或税率並無重大改變；

- 本公司與北京大學的合作關係不變；

- 本公司取得的許可證情況不變；

- 不會出現可能嚴重阻礙本公司業務或運作或對財產及設備造成嚴重損失、損壞或破壞的天災、政治災難或其他；

- 國家對本公司嵌入式／安全產品之政策保持不變；及

- 國家對於加密術之政策保持不變。

配售所得款項用途

由於本公司所屬行業時常引進新產品，所用技術亦日新月異、瞬息萬變，故董事相信，憑著本身質素卓越的研究隊伍，以及技術支援，本公司定可較其競爭對手坐擁優勢。由於國家確認IT是推動中國經濟增長的原動力，因此董事深信這行業的市場潛力優厚。憑藉本公司的專利技術，以及其開發的嵌入式系統產品，加上其與北京大學的技術合作及支援安排，董事進一步相信，本公司定能充分掌握發展嵌入式系統市場潛力的優勢，成為市場領導者之一。董事相信配售所得款項將有助本公司實行及實現其策略性計劃。有關計劃載於本招股章程「業務目標」一節。

配售所得款項（假設超額配股權未予行使）在扣除本公司需承擔之相關支出後，淨額估計約達234,000,000港元。董事現擬將該等款項淨額撥作下列用途：

- 約96,000,000港元用於研發嵌入式技術及相關應用產品（包括研發、購置測試及實驗室儀器及設計工具及增聘研究與開發員工）；

- 約70,000,000港元用作於深圳設立研發中心；

- 約30,000,000港元用於在中國進行廣泛之市場推廣及宣傳活動（如舉辦研討會及貿易展銷會、參與專業展覽會及制訂宣傳計劃及推廣活動）；

- 約10,000,000港元用作抵償於中國上海、大連及成都成立代表辦事處之創辦費用；

- 約16,000,000港元用於為本公司增聘員工及為將於中國上海、大連及成都設立之代表辦事處增聘一般職員；

- 餘款約12,000,000港元撥作本公司的額外營運資金。

倘超額配股權獲全面行使，則本公司將獲得額外所得款額淨額約24,000,000港元，連同配售之所得款項淨額(已扣除有關開支)約達258,000,000港元。董事擬將來自超額配股權之任何行使所籌得之額外所得款項撥作額外一般營運資金。

倘配售所得款項淨額毋須即時用於上述用途，董事現擬在有關中國規例允許下，將款項存入中國的銀行作為短期存款。

執行董事

許振東先生，36歲，本公司執行董事兼董事會主席。許先生負責本公司之整體策略性規劃、公司系統及財務策略。許先生於一九八七年畢業於北京大學計算機科學技術系。彼現為北京北大青鳥有限責任公司董事兼總經理，北京天橋主席兼法人代表，北京北大青鳥新世界網絡技術有限公司董事兼總經理。許先生於一九九四年十一月加入青鳥集團，其後於二零零零年三月加入本公司。

陳　鐘教授，37歲，本公司執行董事兼總裁。彼負責本公司之整體科技及產品研究與發展。彼現為北京大學計算機科學技術系教授及博士生導師。陳教授畢業於北京大學計算機科學技術系，分別一九八三年、一九八六年及一九八九年獲得計算機科學學士、碩士、博士學位。陳教授以前為楊芙清教授之學生。在楊芙清教授的領導下，陳教授參加了國家重點科技攻關項目「大型軟件工程環境青鳥系統」的研究與開發工作。自一九九五年以來，陳教授一直主要從事網絡安全及信息安全系統，軟件特定網域軟件工程等研究工作。當時，陳教授曾參與若干國家研究項目，包括「互聯網安全技術與對策研究」、「互聯網信息自動搜尋與識別技術」、「內部網安全系統」及國家火炬計劃「區域銀行及金融網絡安全」。此外，陳教授還組織完成了國家科技部中型企業創新項目「區域金融網絡信息安全研究與實現」。陳教授取得獎項，包括一九九六年之中國青年科技成就獎，以及於一九九八年之電子工業部科技進步獎及國家科技進步獎第二獎。陳教授為青鳥及北京天橋之董事。彼於一九九四年十一月加入青鳥集團，其後於二零零零年三月加入本公司。

張萬中副教授，37歲，本公司執行董事兼副總裁。彼主要負責監管本公司行政、公司事務及公共關係事宜。張教授畢業於北京大學，持有理學碩士學位。張教授曾在北京大學的多個行政部門任職，如曾任北京大學遙感與地理信息系統系教授，負責過國家重點科技攻關項目；北大賽思信息技術公司法人代表兼總經理。張教授於一九九八年十月加入青鳥集團，其後於二零零零年三月加入本公司。

徐祗祥先生，35歲，本公司執行董事兼副總裁。彼負責本公司於中國之銷售及市場推廣事宜。徐先生畢業於北京大學，持有計算機科學技術學士學位，專攻軟件，其後取得中國科學院軟件研究所軟件工程與計算機科學碩士學位。彼現亦為北京天橋總經理及北京北大青鳥商用信息系統有限公司董事及總經理。徐先生於一九九四年十一月加入青鳥集團，其後於二零零零年三月加入本公司。

劉　越女士，38歲，本公司執行董事兼副總裁。彼負責本公司之產品研究開發以及公司關係事宜。她具有IC設計及ICCAD方面的專長，曾獲得北京市科技成果二等獎、北京大學安泰獎等獎勵。現擔任宇環總經理。劉教授於一九九六年六月加入青鳥集團，其後於二零零零年三月加入本公司。

非執行董事

楊芙清院士，67歲，著名計算機專家，非執行董事。彼為中國科學院院士、北京大學信息與工程科學系教授兼主任。楊院士主要研究系統軟件、軟件工程、軟件工業化生產技術等方面，取得了科研成果。楊院士在研究程序自動化、系統軟件方面具有逾40年經驗，並研製中國第一台計算機的操作系統和中國第一個全部用高級語言編寫的操作系統，憑藉在科研方面之重大成就，楊院士多次獲得各種榮譽獎項，包括逾十二項全國及部級獎項，如：一九九八年國家科技進步二等獎，一九九六年電子工業部科技進步特等獎等十餘項國家級及部委級獎項，全國「三八」紅旗手，「光華科技基金」一等獎，「何梁－何利基金一九九七年度科學與技術進步獎」等。她培育了百餘名研究生及博士生，並發表論文70多篇，著作6部。楊院士為青鳥軟件及青鳥的董事長，彼為王陽元院士的妻子。彼於一九九二年十一月加入青鳥集團，其後於二零零零年三月加入本公司。

王陽元院士，65歲，著名微電子專家，非執行董事。彼為中國科學院院士及北京大學微電子學研究所教授及所長。王院士專門研究微電子領域，並已成功研製中國第一塊三種類型1024位MOSDRAM，被認為是硅柵N溝道技術開拓者之一。王院士在多晶硅薄膜研究方面提出了多晶硅薄膜氧化動力學應力增強氧化模型、特徵參量和工

程應用方程。近年來，開展新結構電路、微電子機械系統(MEMS) CMOS/SOI電路之電路模擬的研究。獲得包括潘文淵獎、全國科學大會獎、國家發明獎、國家教委科技進步一等獎等在內的國家和部委級獎勵。他培育了幾十名碩士生、博士生和博士後研究人員，並發表論文150餘篇，著作20部。王院士為青鳥的董事兼總顧問，彼為楊院士的丈夫。彼於一九九四年十二月加入青鳥集團，其後於二零零零年三月加入本公司。

韓汝琦教授，61歲，非執行董事。北京大學教授、博士生導師，曾為北京大學微電子學研究所副所長。彼在一九九二年榮獲第二屆全國高校優秀教材評選國家級特等獎，並於一九九六年獲國家科技進步二等獎。彼現任全國政協常委、民革北京市主任委員、北京市政協副主席、民革中央常委。韓教授於二零零零年三月加入本公司。

邢煥樓先生，51歲，非執行董事。邢先生曾於北京經濟學院、中國社會科學院研究生院研習，曾擔任北京市計劃委員會總經濟師。邢先生於一九九七年五月加入北京市綜合投資公司，並擔任總經理兼法定代表人至今。彼現亦為青鳥的副主席。邢先生於一九九四年十一月加入青鳥集團，其後於二零零零年三月加入本公司。

魯連城先生，44歲，非執行董事。魯先生持有工商管理學士學位。魯先生在金融、證券及期貨業方面積累20年工作經驗。彼自一九八六年起為芝加哥商品交易所之會員，並分別持有指數及期權市場與國際貨幣市場之會籍。魯先生為大福證券公司有限公司及新世界數碼基地有限公司的副主席。魯先生亦是廣生行國際有限公司、太平洋港口有限公司、惠泰國際有限公司、亞細安資源控股有限公司之非執行董事，及華益控股有限公司之獨立非執行董事，各公司均為聯交所上市公司。魯先生於二零零零年三月加入本公司。

獨立非執行董事

劉永平女士，65歲，本公司獨立非執行董事兼審核委員會委員。劉永平女士畢業於中國人民大學國政系，曾任《前線》雜誌編輯。劉教授曾擔任北京社會科學院副院長及研究員。劉教授現任《中國特色社會主義研究》雜誌副總編輯。劉教授於二零零零年三月獲委任為獨立非執行董事。

南相浩教授，64歲，獨立非執行董事。現為中國科技大學研究生院兼職教授，還擔任過中國計算機學會第三屆信息保密專業委員會主任。南教授曾獲得國家科技進步二等獎等多項科技獎等多項科技獎勵。南教授於二零零零年三月獲委任為獨立非執行董事。

監事

本公司設立監事會，主要職責為監察本公司之高級管理層（包括董事會、經理及高級行政人員）。監事會之職能為確保本公司之高級管理層在符合本公司、其股東及僱員之利益下行事，以及並無作出違反中國法例之行動。監事會在股東特別大會上向股東滙報。公司組織章程細則訂明監事會獲賦予以下權力：調查本公司之財務事宜；執行監督以確保本公司董事、經理及其他高層管理人員在執行彼等之職責時不作出違反法律、行政規則或公司組織章程細則之行為；要求矯正任何對本公司或本公司董事、經理及其他高層管理人員之權益造成損害之活動；審查董事會向股東大會呈交之財務報告、業務報告、溢利分派計劃及其他財務文件以及（如情況適用）代表本公司委任特許執業會計師或特許執業核數師協助有關審查；建議舉行股東特別大會；代表本公司與董事進行磋商或向董事提出法律訴訟；及公司組織章程訂明之其他職權範圍。監事會現由五位成員組成，其中一位為僱員代表。監事會之成員如下：

張永利先生，35歲，本公司監事會主席。彼畢業於北京大學地質學系，獲得地質學學士學位；後於中國科技大學取得理學博士學位。張先生主要在青鳥集團負責財務和行政工作，並於一九九八年十一月開始至今擔任青鳥副總經理兼財務部主任。張先生於一九九四年十一月加入青鳥集團，其後於二零零零年三月加入本公司。

李　春先生，32歲，本公司監事及研發主管。彼畢業於北京大學信息工程系統，持有電子信息學士學位。畢業後，李先生留校進行電子產品開發。一九九五年二月，李先生加入青鳥集團，並獲委任為機電一體化研究所所長、北大青鳥電子集團副總經理及北大青鳥信息工程有限責任公司副總經理，負責電子及信息產品的開發和項目組織工作，其後於二零零零年三月加入本公司。

范熠旻先生，41歲，監事。范先生，畢業於杭州大學。彼於一九八二年在浙江省委員會工作，並於一九九一年在浙江省對外經貿公司工作。范先生於一九九八年八月加入青鳥集團，現任青鳥的副主席。彼於二零零零年三月加入本公司。

杜　虹先生，47歲，獨立監事。彼現為中共中央辦公廳工程技術高級職務的資格評審委員會的會員、中共中央辦公廳科學技術進步獎評審委員會的會員及國家八六三計劃信息安全技術發展戰略研究專家組的會員。彼為國家密碼研究中心的高級工程師。彼於二零零零年三月加入本公司。

盧　青女士，35歲，獨立監事，盧女士畢業於北京大學，持有經濟系學士學位，其後取得經濟政治碩士學位。於一九九六年，盧女士年赴法國巴黎高等商學院學習並獲得工商管理碩士學位。盧女士曾於粵海投資公司工作，並擔任國家開發銀行顧問，對投資諮詢業具有豐富的經驗，現任信中利投資諮詢公司董事。彼於二零零零年三月加入本公司。

高級管理層

楊秋明女士，30歲，財務總監及本公司秘書。彼於香港及中國管理會計、公共會計、稅務及財務管理方面積累八年經驗。楊女士在一間國際會計師行安達信公司開展其專業事業。在一九九七年，彼加入一間國際會計師行羅兵咸永道會計師事務所，出任駐中國上海副經理。楊女士曾參與多個著名項目，包括兩家中國H股公司之上市工作，以及為兩家中國銀行全面而深入之審核。彼持有香港理工大學會計學士學位，並為香港會計師公會及英國特許公認會計師公會會員。楊女士於二零零零年四月加入本公司。

朱　青女士，38歲，本公司市場經理兼副總裁。一九八二年畢業於北京大學無綫電率電子系，專攻電子物理。朱女士曾獲計算機應用開發優秀項目證書。一九九二年，朱女士開始在北大方正公司工作，擔任過網路部副總經理、總經理，方正信息系統工程公司總經理助理，以及方正迪成信息技術有限公司銷售總經理等職務。目前，彼擔任網絡安全及集成系統部總經理。朱女士於一九九八年十二月加入青鳥集團，其後於二零零零年三月加入本公司。

段雲所先生，32歲，本公司研究經理兼副總裁。段先生先後獲得雲南大學信息與電子科學系學士學位、東南大學生物科學與醫學工程系碩士學位及浙江大學醫學工程系博士學位。彼於北京大學計算機科學技術系從事博士後研究。彼於一九九七年至今擔任北京大學計算機科學技術系副教授，在網絡安全、信息安全和通信等方面有豐富的研發經驗。段先生現為北大青鳥商用信息系統公司副總工程師兼信息安全部經理。段先生於一九九六年一月加入青鳥集團，其後於二零零零年三月加入本公司。

付志明先生，56歲，本公司產品主管。彼於一九六五年至一九六九年在北京大學物理系固體能譜教研室任實驗員。彼曾擔任青鳥總經理助理、儀器廠副總經理及北京北大青鳥天通信息工程有限責任公司副總經理，並從一九九二年至今兼任無線火災警報系統的項目經理。付先生於一九九五年十月加入青鳥集團，其後於二零零零年三月加入本公司。

鄭　彤先生，32歲，本公司市場經理。畢業於浙江師範大學化學系，取得化學學士學位，後於北京大學獲得管理學碩士學位。鄭先生具有豐富的IT業及企業管理經驗，曾在IT業擔任多個高級職位。彼原任青鳥集團總裁助理，現任深圳北大青鳥科技有限公司總經理。鄭先生於一九九三年十月加入青鳥集團，其後於二零零零年三月加入本公司。

孫　衛先生，30歲，本公司市場經理。孫先生畢業於北京大學計算機科學技術系，持有微電子學學士和碩士學位，一九九二至一九九三年在北京聯想計算機集團生產基地任助理工程師，一九九三至一九九四年於好利獲得工程部任工程師。孫先生於一九九九年八月加入青鳥集團，其後於二零零零年三月加入本公司。

盛世敏教授，54歲，本公司研發經理。一九六九年畢業於北京大學物理系，並於一九七八至一九八零年於北京大學進修。一九八八至一九八九年為美國加州大學聖選戈分校訪問學者，一九八九年至今於北京大學微電子學研究所任副研究員及研究員。一九八八年集成電路樣品分析獲北京大學突出科研獎，並獲電子工業部電子行業國家「八五」科技攻關突出成績獎。盛先生於一九九八年三月加入青鳥集團，其後於二零零零年三月加入本公司。

蔣安平先生，30歲，本公司研發經理。一九八五年九月進入西安交通大學計算機系軟件專業，一九九零年七月獲得工程學士學位。隨後在陝西微電子學研究所計算機器件與設備獲得碩士學位；後繼續於該所攻讀博士學位，一九九七年七月至一九九九年六月，彼在北京大學微電子學研究所進行博士後研究工作，並曾獲微電子系統工程科技進步一等獎）和國家級科技進步三等獎。蔣先生於一九九八年六月加入青鳥集團，其後於二零零零年三月加入本公司。

審核委員會

本公司在二零零零年七月五日設立一個審核委員會，並遵照創業板上市規則第5.23、5.24及5.25條制定其職權範圍。審核委員會之主要職責為審閱本公司財務申報程序及內部監控制度。審核委員會僅有兩位成員，即為兩位獨立非執行董事劉永平女士及南相浩教授。

職員

職員概覽

於最後實際可行日期，本公司僱用139名全職僱員。按職能劃分的分析如下：

管理	6
技術支援	31
研究	71
銷售及市場推廣	19
財政及行政	12
	139

本公司與僱員的關係

本公司概無面對任何重大勞資糾紛而令正常業務營運受阻。董事認為，本公司與員工關係良好。

福利計劃

本公司提供各項僱員福利，包括為其中國員工提供退休計劃、住房基金及醫療保障計劃等。

購股權計劃

本公司已有條件採納購股權計劃。本公司的僱員如為中國國民並已接納購股權以認購購股權計劃項下的H股，則於直至廢止或撤消H股限制（定義見購股權計劃）前概無權行使購股權。購股權計劃之主要條款及條件概要及根據購股權計劃有關獲授人之詳情載於本招股章程附錄五「購股權計劃條款概要」一節。於最後實際可行日期，概無根據購股權計劃授出任何購股權。

背景資料

於H股上市後，北京大學透過其於四名國內發起人之權益，成為本公司之控權股東。本公司大部份高層管理人員均為北京大學之前任或現任教員或研究人員。除委任高級管理人員外，本公司獨立執行日常業務及管理。北京大學作為國有機構及教育機構，將不會制訂本公司的業務政策，亦不會控制其制訂。

北京大學學科包羅萬有，並為中國國家重點大學。北京大學由國家教育部管理，國家教育部負責全面監管中國各學院。目前，北京大學設有文學及科學學系，著重基本科學之教學及研究。北京大學設有55間研究院及77所研究中心，並設有兩間國家工程研究中心、42間重點國家科目、12間國家重點實驗室及4間國家重點專門學科實驗室。

北京大學計算機科學及技術學系於一九七八年成立，著重研究計算機軟件，計算機應用、微電子及軟件工程。北京大學計算機科學及技術學系現時支援三間研究院，為計算語言研究所及北京大學軟件工程研究所及北京大學微電子學研究所。其主要之研究題目包括系統軟件、軟件工程及軟件工程環境、工業化軟件技術及系統、可再用軟件及軟件單元及大型IC及計算機輔助設計。

青鳥軟件於一九九二年十一月成立，並由北京大學全資擁有。為成立青鳥軟件，北京大學將其已發展及擁有之軟件發展工具轉讓予青鳥軟件有限公司（青鳥軟件及青鳥之附屬公司）。於一九九四年十一月，為發展及銷售北京大學計算機科學技術系的產品，因此青鳥成立，成為北京大學旗下企業之一，從事製造、推廣、分銷及銷售軟件產品。青鳥公司的產品可以分為(i)基楚軟件工具及平台；(ii)軟件應用；(iii)嵌入式系統及(iv)系統集成。根據重組，嵌入式系統之發展、製造、市場推廣、分銷及銷售業務已轉讓予本公司。

作為尋求本公司上市而進行的重組的一部份，前身業務（作為轉讓人）已根據日期均為二零零零年四月十七日之四份業務轉讓協議，分別將ASIC、網絡安全產品、聰明咭應用系統、GPS應用系統及無線火災警報系統全部業務及營運（包括所有技術

信息及材料、研究及開發員工、資產、負債及業務營運）轉讓予本公司（作為承讓人）。前身業務保留本公司並無接管之其他業務及負債。此等不包括在內之業務及負債包括在軟件發展工具及平台之投資、軟件應用、與本公司業務並不構成競爭之系統集成業務以及若干其他與生產無關之設施。

關連交易

北京大學透過其於四名國內發起人之權益成為本公司控股股東，而北京大學及四名國內發起人被視作本公司之關連人士。因此，於配售完成後，(i) 北京大學或其聯繫人士與本公司之間及(ii) 四名國內發起人或其聯繫人士與本公司之間於H股於創業板上市後持續進行之任何交易（「持續關連交易」），將構成本公司之關連交易。除下述第(1)、第(2)及第(3)項交易符合最低豁免規定，並根據創業板上市規則第20.25條獲豁免外，下列持續關連交易或須作出全面披露或須獲本公司獨立股東在股東大會上批准。因此，本公司已就下述第(4)至第(10)項不獲豁免之持續關連交易向聯交所申請豁免。有關該等交易的詳情載於下文，而有關豁免申請則載於「豁免遵守創業板上市規則」一節。

獲豁免之持續關連交易

(1) 根據青鳥軟件有限公司與本公司於二零零零年四月十七日訂立的JB-CASE技術特許權協議，青鳥軟件有限公司同意本公司以無償方式使用JB-CASE軟件，年期自二零零零年四月十七日起計為期十年。JB-CASE為一個軟件開發工具，乃由青鳥軟件有限公司擁有，並在計算機軟件登記管理辦公室以0001746、001747、0001753、0001754及0001755的軟件註冊號碼註冊（「JB-CASE軟件」）。JB-CASE技術特許權協議之其他主要條款包括（其中包括）以下各項：(1)本公司有權根據該項特許權進行本身的研究及於JB-CASE軟件及相關技術上開發，而所開發的技術擁有權屬於本公司；(2)於特許權協議期間任何時間內，本公司擁有向青鳥軟件有限公司購買JB-CASE軟件的選擇權，為此，本公司須向青鳥軟件有限公司以書面事先發出

三個月通知及購買代價會由雙方在估值期間認可的資產估值機構釐定。倘雙方未能就委任資產估值師達致協議，將由本公司決定那一方的估值為最終有效及對雙方而言具有約束力；及(3)青鳥軟件有限公司在特許權開始日期起計首五年內將不會出售或轉讓JB-CASE軟件予任何第三方，並規定青鳥軟件有限公司在未獲本公司先行確定其是否有意行使上文第3項所述的選擇權之前，其自第六年起將不會出售或轉讓JB-CASE軟件。

倘上文第3項所述之選擇權獲行使，則本公司須嚴格遵守創業板上市規則第20章之規定。

(2) 根據青鳥軟件與本公司於二零零零年四月十七日訂立的商標特許權協議（「商標特許權協議」），青鳥軟件同意向本公司提供兩個商標，於中國非獨家使用於本公司產品上。青鳥軟件已是電子計算機及其他相關外部設備於商標局以722305及722306號註冊之商標之登記擁有人。該商標特許權協議為期10年。

(3) 根據青鳥軟件與本公司於二零零零年四月十七日訂立的分租合同（「分租合同」），青鳥軟件向本公司分租寫字樓物業，其位於中國北京崇文區崇文門外大街3B號北座辦公大樓北京新世界中心9樓16室，年期由二零零零年四月十七日至二零零二年十一月二十四日止，月租為每平方米11.0美元。

不獲豁免之持續關連交易

(4) 根據四名國內發起人與本公司於二零零零年四月十七日訂立的技術合作及支援協議（「發起人技術支援協議」），四名國內發起人已各別同意為本公司嵌入式技術研發提供技術支援。

將由四名國內發起人提供予本公司的技術支援包括委託研發、共同研發及技術支援。根據發起人技術支援協議，「委託研發」乃指根據本公司特定指示研發嵌入式技術；「共同研發」乃指根據本公司之需要共同攜手研發嵌入式技術；「技術支援」乃包括(i)提供由四名國內發起之各成員公司開發及取得的技術資料、技術成就、技術產品及服務；(ii)交換及培訓技術人員；(iii)提供研發資源及設備；(iv)與本公司交流嶄新已開發技術數據及資料，並就嵌入式技術的發展趨勢及前景向本公司提供所需物料或與本公司攜手進行研究工作；及(v)為本公司提供完善技術支援服務，藉以協助本公司正常、合理及有效使用由四名國內發起之有關成員公司提供的技術支援，令本公司產品得以朝著商業化及工業化發展。

發起人技術支援協議中訂明，在發起人技術支援協議範疇內開發的技術所有權（包括專利、非專利技術以及版權所有的計算機軟件）均撥歸本公司所有。發起人技術支援協議的年期不限，惟可因發生不可抗力事件而予以終止。

此外，發起人技術支援協議中亦訂明，四名國內發起之各成員公司將個別優先(a)接納本公司就研發本公司所需的技術而受委托之任何項目，惟其條件為青鳥集團有關成員公司有能力並已獲授權進行相同項目；(b)與本公司共同攜手研發本公司所需的技術，惟其條件為四名國內發起之有關成員公司有能力並已獲授權進行相同項目；(c)為本公司提供發起人技術支援協議項下的技術支援；及(d)在四名國內發起之有關成員公司有意轉讓或授權使用有關技術的情況下，轉讓或授權本公司獨家使用由四名國內發起之有關成員公司根據並在發起人技術支援協議範疇的規限下各自研發之技術。

經考慮本招股章程「業務目標」一節所述業務策略及業務計劃，本公司預計，於截至二零零二年十二月三十一日止三個財政年度各年，本公司每年就技術支援向四名國內發起人支付之款項將不會超過人民幣2,000,000元。就豁免而言，截至二零零二年十二月三十一日止三個年度各年的每年金額上限將定為人民幣2,000,000元。

(5) 根據北京大學（代表研究所）與本公司於二零零零年四月十七日訂立的技術合作及支援協議（「研究所技術支援協議」），由研究所向本公司提供技術支援，該協議規定（其中包括）：

根據研究所技術支援協議，由兩家研究所向本公司提供的技術支援包括委託研發、共同研發及技術支援。根據研究所技術支援協議，「委託研發」乃指根據本公司特定指示開發技術。「共同研發」乃指根據本公司之需要共同攜手開發嵌入式技術。「技術支援」乃包括(i)提供由研究所開發及取得的技術資料、技術成就、技術產品及服務；(ii)交換及培訓技術人員；(iii)提供研發資源及設備；(iv)與本公司交流嶄新已開發技術數據及資料，並就嵌入式技術的發展趨勢及前景向本公司提供所需物料或與本公司攜手進行研究工作；及(v)為本公司提供完善技術支援服務，藉以協助本公司正常、合理及有效使用由北京大學（代表研究所）提供的技術支援，令本公司產品得以朝著商業化及工業化發展。

研究所技術支援協議中訂明，在研究所技術支援協議範疇內開發的技術所有權（包括專利、非專利技術以及版權所有的計算機軟件）均撥歸本公司所有。研究所技術支援協議的年期不限，惟可因發生不可抗力事件而予以終止。

此外，研究所技術支援協議中亦訂明，北京大學（代表研究所）將個別優先(a)接納本公司就研發本公司所需的技術而受委託之任何項目，惟其條件為北京大學有能力並已獲授權進行相同項目；(b)與本公司共同攜手研發本公司所需的技術，惟其條件為北京大學有能力並已獲授權進行相同項

目；(c)根據研究所技術支援協議向本公司提供技術支援；及(d)在研究所有意轉讓或授權使用有關技術的情況下，轉讓或特許本公司獨家使用由研究所根據並在研究所技術支援協議範疇的規限下各自研發之技術。

經考慮本招股章程「業務目標」一節所述業務策略及業務計劃，本公司預計，於截至二零零二年十二月三十一日止三個財政年度各年，本公司每年就技術支援向研究所支付之款項將不會超過人民幣3,000,000元。就豁免而言，截至二零零二年十二月三十一日止三個年度各年的每年金額上限將定為人民幣3,000,000元。

(6) 根據北京天橋與本公司於二零零零年四月十七日訂立的技術特許權協議（「特許權協議」），北京天橋向本公司授出一項獨家特許權，可使用由北京天橋擁有的230M 頻寬GPS技術（「230M GPS技術」），以利用230M頻寬製造GPS 系統及其相關產品（統稱「230M GPS 產品」）。

特許權協議的主要條款其中包括下列各項：(a)可使用230M GPS 技術之非獨家特許權，固定年期由特許權協議訂立當日起計為期十年，本公司有權續期，年期由訂約各方磋商及議定；(b)獨家特許權須涵蓋中國；(c)本公司向北京天橋支付的特許費用為230M GPS產品銷售額3%，其中包括(1)JB-230M車載台配件及裝置於車輛內的部件；(2)JB-230M基站及接收器的傳收器及控制器元件；及(3)JB-230M應用軟件元件；(d)在特許權協議年期內的任何時間內，本公司有權按中國法定估值機關所釐定的價格向北京天橋購買230M GPS技術的擁有權；及(e)在特許權協議首五年任何時間內，北京天橋不得向任何第三方轉讓230M GPS技術或其任何部分。特許權協議受因特許權協議任何一方違約、清盤或無力償債而提早終止之條文所規限。

根據特許權協議特許的230M GPS技術並無應用於本公司已經或將會開發之任何全新GPS產品。經計及本公司GPS產品之預測銷售額，本公司預計，於截至二零零二年十二月三十一日止三個財政年度各年，本公司每年就230M GPS技術向北京天橋支付之總專利費將不會超過人民幣

2,000,000元。就豁免而言，截至二零零二年十二月三十一日止三個年度各年的每年金額上限將定為人民幣2,000,000元。

倘上文(d)項所述之選擇權獲行使，本公司須嚴格遵守創業板上市規則第20章之規定。

(7) 根據四川天目監控保安系統有限公司（「天目」）與本公司於二零零零年四月十七日訂立的GPS總銷售協議，本公司同意提供而天目同意購買由本公司製造之GPS產品（「GPS產品」），並根據（其中包括）下列主要條款進行：(a)只要天目所需之GPS產品可由本公司提供，則天目須向本公司購買其所需的所有GPS產品，否則，天目將向第三方購買GPS產品；(b)倘若天目提出要求，本公司有權按各方所釐定的價格向天目出售GPS產品，惟價格不得低於獨立第三方就購買本公司之同類GPS產品所支付之價格，倘若並無協定價格及／或銷售條件，則應參照市場上可供銷售之同類GPS產品價格或根據過往各方進行交易之慣例訂定價格及銷售條件；(c)本公司應就其GPS產品向天目提供有關之培訓，惟倘天目所要求之培訓不限於GPS產品之使用，或就其他特別目的提出培訓要求，則本公司將獲准不用提供該等培訓。倘若本公司決定提供該等培訓，天目須就該等服務向本公司支付合理費用；及(d)根據GPS總銷售協議，本公司須就其售予天目產品免費向天目提供為期1年之售後保養服務，惟於一年免費保養期限屆滿後，天目應就該等保養服務支付合理費用。GPS總銷售協議設有固定年期，由二零零零年四月十七日起計為期10年，內載條文可因違約或不可抗力事件而提早終止。

天目乃於一九九九年三月在中國成立的有限責任公司，由青鳥擁有其中30%股本權益，餘下股本則由一家在電訊方面有經驗及擁有相關銷售網的本地企業擁有。本公司預計，於截至二零零二年十二月三十一日止三個財政年度各年，天目每年就GPS產品銷售及保養費用向本公司支付之款項及費用將不會超過人民幣60,000,000元。就豁免而言，截至二零零二年十二月三十一日止三個年度各年的每年金額上限為人民幣60,000,000元。

(8) 根據本公司與北京天橋於二零零零年四月十七日訂立的網絡安全產品總銷售協議，北京天橋同意獨家向本公司買入網絡安全產品，年期由二零零零年四月十七日起計為期十年，內載條文可因違約或不可抗力事件而提早終止。網絡安全產品總銷售協議之主要條款概述如下：(a)倘若及只要本公司有能力供應網絡安全產品，而有關售價不低於(i)本公司向第三方售出該等產品之平均售價及(ii)同類產品或擁有類似功能產品的平均市價，則北京天橋將會向本公司購買所有網絡安全產品；(b)訂約各方將就網絡安全產品總銷售協議下所有網絡安全產品之買賣訂立書面銷售合同，並受銷售實際條款所限；條款將由訂約各方磋商協定，一旦無法協定，則會參考公開市場同類產品的合同或訂約各方以往的交易以釐定有關條款及價格；(c)儘管有上述條款，本公司仍有權按本公司所釐定銷售條款向任何第三方出售其網絡安全產品；(d)在網絡安全產品總銷售協議下出售的網絡安全產品將包括由本公司提供售出的網絡安全產品相關的技術數據；(e)本公司將會為所有售予北京天橋的網絡安全產品提供一年免費服務保證；但本公司亦有權就提供予北京天橋的所有保養服務（倘需要該等保養服務的原因非由本公司引致）收取合理的保養服務費；及(f)倘本公司就其網絡安全技術及網絡安全產品所有權違反有關保養（並非上述的一年免費服務保養），本公司須承擔對北京天橋的賠償保證。

本公司預計，於截至二零零二年十二月三十一日止三個財政年度各年，天目每年就網絡安全產品銷售及保養費用向本公司支付之款項及費用將不會超過人民幣20,000,000元。就豁免而言，截至二零零二年十二月三十一日止三個年度各年的每年金額上限將定為人民幣20,000,000元。

(9) 根據北京大學微電子學研究所（「微電子學研究所」）（作為出租方）與本公司（作為承租方）於二零零零年四月十七日訂立的技術設備租賃協議（「技術設備租賃協議」），微電子學研究所同意租出安裝於微電子學研究所的若干計算機硬件及軟件（「設備及軟件」）供本公司使用，固定租約期由二零零零年四月十七日起至二零零五年四月十六日止，為期五年，並有

權自二零零三年四月十七日起在向微電子學研究所發出三個月事先通知後提前終止技術設備租賃協議。本公司就使用設備及軟件應付微電子學研究所的費用將根據實際使用及記錄時數按市場收費率每小時人民幣120元計算，本公司須於每個曆年的十二月份期間向微電子學研究所支付有關費用。

技術設備租賃協議的其他主要條款包括（其中包括）：(1)微電子學研究所將負責設備及軟件的服務及保用；(2)微電子學研究所將在全部合理時間及地點下提供設備及軟件予本公司使用；(3)在技術設備租賃協議的年期內，本公司將可優先使用設備及軟件；及(4)倘於租約期內任何時間微電子學研究所轉讓或出讓設備及軟件，本公司將有權優先購買設備及軟件。就豁免而言，截至二零零二年十二月三十一日止三個年度各年的每年金額上限將定為人民幣1,500,000元。

倘上文第(4)項所述之優先購買權獲行使，則本公司須嚴格遵守創業板上市規則第20章之規定。

(10) 根據本公司（作為出租方）與研究所（作為承租方）於二零零零年四月十七日訂立的技術設備租賃協議（「技術設備租賃協議」），微電子學研究所已同意向本公司租賃安裝於微電子學研究所的若干硬件及軟件（「設備及軟件」），固定租約期由二零零零年四月十七日起計，至二零零五年四月十六日，為期五年，微電子學研究所並有權自二零零三年四月十七日起在向本公司發出三個月事先通知後提前終止該合同。微電子學研究所應付本公司的租金為每年人民幣1,260,000元，須於每個曆年的十二月份期間一次過付清該數額。

設備租賃協議的其他主要條款包括（其中包括）：(1)本公司有責任於技術設備租賃協議的年期內提供設備及軟件予微電子學研究所作合理用途；(2)本公司每年使用設備及軟件不得超過320小時；(3)本公司可按本身的合理需要獲准自由進入微電子學研究所範圍以使用設備及軟件。就豁免而

言，截至二零零二年十二月三十一日止三個年度各年的每年金額上限將定為人民幣1,260,000元。

根據創業板上市規則第20.26條，上述不獲豁免之持續關連交易構成不獲豁免之持續關連交易，因此，須受創業板上市規則第20.34條所之申報規定、第20.35條所載之公布規定及／或第20.36條所載之股東批准規定所規限。本公司已向聯交所申請一項豁免，以獲豁免毋須嚴格遵守創業板上市規則第20.35及第20.36條，而聯交所已批授豁免，條件為本公司須遵守創業板上市規則第20.26(1)、第20.26(2)、第20.27及第20.28條。有關該項豁免的詳情載於「豁免遵守創業板上市規則」一節內「關連交易」一段。

承諾

於完成重組後，本公司將經營自前身業務轉讓之業務及資產，並將繼續進行嵌入式技術與嵌入式系統之設計與開發。為促進本公司嵌入式系統之研究及開發工作，北京大學(代表研究所)及四名國內發起人已同意不會在重組項下已轉讓業務/資產之產品製造或銷售方面與本公司構成競爭，詳情如下：

(i) 各前身業務及本公司於二零零零年四月十七日訂立的業務轉讓協議

不競爭規定

就重組而言，前身業務根據四份獨立業務轉讓協議轉讓合共五項業務予本公司。每份業務轉讓協議載列有關轉讓人就所轉讓業務作出之不競爭承諾如下：

(a) 轉讓人將不會並將促使其聯繫人士不會在中國境內或境外從事或參與任何與本公司當時所製造之有關產品直接或間接構成競爭之任何生產業務；

(b) 轉讓人會並將會及將促使其聯繫人士就彼或其聯繫人士所研發並與本公司之業務直接相關之任何新技術、設計、系統、開發、軟件或專利給予本公司優先選擇權；及

(c) 轉讓人將會或將會促使其聯繫人士於有關之業務轉讓協議生效日期起後,迅速為本公司提供與本公司業務有關之任何有用商業資料。

(ii) **北京大學(代表研究所)不作競爭**

就重組而言,北京大學(代表研究所)與本公司於二零零零年四月十七日訂立不競爭協議(「首份不競爭協議」)。據此,北京大學(代表研究所)不可撤回地向本公司及其聯營企業承諾(其中包括)研究所將不會直接或間接地透過其各自之聯營企業(a)從事或參與任何業務或(b)於中國境內或境外與本公司或其任何聯營企業之嵌入式系統產品構成直接或間接競爭之任何業務中持有任何利益或權益,或以任何其他方式從事或參與上述任何業務。

根據首份不競爭協議,雙方任何其中一方的「聯營企業」之定義包括由其控制任何類別已發行股本30%或擁有30%或以上投票權或有權享有30%或以上除税後盈利之任何企業,而「聯營企業」包括該聯營企業轄下之任何聯營企業。

首份不競爭協議進一步訂明,倘**H**股於創業板之上市地位遭撤回或四名國內發起人於本公司的總持股百分比減至低於20%,則可終止協議。

(iii) **四名國內發起人不作競爭**

就重組而言,四名國內發起人與本公司於二零零零年四月十七日訂立不競爭協議(「第二份不競爭協議」),據此,四名國內發起人不可撤回地向本公司及其聯營企業承諾(其中包括),各公司將不會直接或間接地透過其各自之聯營企業(a)從事或參與任何業務或(b)於中國境內或境外與本公司或其任何聯營企業之嵌入式系統產品構成直接或間接競爭之任何業務中持有任何利益或權益,或以任何其他方式從事或參與上述任何業務。

根據第二份不競爭協議，雙方任何其中一方的「聯營企業」之定義包括由其控制任何類別已發行股本30%或擁有30%或以上投票權或有權享有30%或以上除稅後盈利之任何企業，而「聯營企業」包括該聯營企業轄下之任何聯營企業。

第二份不競爭協議進一步訂明，倘本公司股份於創業板之上市地位遭撤回或四名國內發起人於本公司的總持股百分比減至低於20%，則終止協議。

(iv) 北京大學向本公司、保薦人、大福證券及配售包銷商承諾及立約承諾，表明青鳥軟件及宇環將於H股在聯交所上市日期起至本財政年度其餘時間及其後兩個財政年度由其全資擁有。

主要股東

據董事所知，於配售完成後（惟未計於行使超額配股權時可予發行之任何H股），唯一直接或間接有權行使或控制行使本公司股東大會投票權10%或以上或擁有本公司已發行股本10%或以上權益之人士如下：

股東	發起人股份數目	於本公司之概約實際權益
北京大學（附註1）	22,134,535股	23.55%
青鳥軟件（附註2）	13,634,535股	14.51%
致勝資產（附註3）	22,000,000股	23.40%
Heng Huat（附註3）	20,541,400股	21.85%

附註：

(1) 北京大學透過四名國內發起人於本公司擁有實際權益，包括：

(a) 由宇環持有之8,500,000股股份（佔本公司已發行股本約9.04%），而宇環由北京大學實益全資擁有；

(b) 青鳥軟件持有之11,000,000股股份（佔本公司已發行股本約11.70%），而青鳥軟件乃由北京大學實益全資擁有；

(c) 透過青鳥持有之1,840,000股股份（佔本公司已發行股本約1.96%），而青鳥乃由北京大學擁有約46%權益；及

(d) 透過北京天橋持有之794,535股股份（佔本公司已發行股本約0.85%），而北京天橋乃由北京大學擁有10.60%。

(2) 青鳥軟件之權益包括：

(a) 青鳥軟件持有之11,000,000股股份（佔本公司已發行股本約11.70%）；

(b) 透過青鳥持有之1,840,000股股份（佔本公司已發行股本約1.96%），而青鳥軟件乃由北京大學擁有約46%權益；及

(c) 透過北京天橋持有之794,535股股份（佔本公司已發行股本約0.85%），而北京天橋乃由北京大學擁有約10.60%。

(3) 致勝資產乃根據公司條例於香港註冊成立之有限公司，分別由Gamerian Limited及Heng Huat持有其約6.63%及約93.37%股權。Gamerian Limited乃新世界數碼基地有限公司之全資附屬公司，而新世界數碼基地有限公司之股份在聯交所主板上市。Heng Huat乃於英屬處女群島註冊成立之公司，由本公司三位執行董事作為受託人持有其全部已發行股本，受益人為青鳥集團及本公司之合資格僱員。

初期管理層股東

據董事所知，於配售完成後，根據創業板上市規則被視作初期管理層股東之人士將為：北京大學（透過控制四名國內發起人而作為本公司之控股股東）、宇環、青鳥、青鳥軟件、北京天橋、致勝資產、New View Venture Limited、Heng Huat、Gamerian Limited、新世界數碼基地有限公司、楊芙清院士、王陽元院士、許振東先生、陳鐘教授、張萬中副教授、徐祗祥先生及劉越副教授。於配售完成後（惟未計及因行使超額配股權可能發行之任何H股），初期管理層股東之持股量及根據購股權持有之股份之詳情載列如下：

股東	發起人股份數目	於緊接配售前在本公司之發起人股份數目	於緊隨配售完成後在本公司之概約實際權益
北京大學（附註1）	22,134,535	31.61%	23.55%
宇環（附註2）	8,500,000	12.14%	9.04%
青鳥（附註3）	4,000,000	5.71%	4.26%
青鳥軟件（附註4）	11,000,000	15.71%	11.70%
北京天橋（附註5）	7,500,000	10.71%	7.98%
致勝資產（附註6）	22,000,000	31.43%	23.40%

股東	發起人股份數目	於緊接配售前在本公司之發起人股份數目	於緊隨配售完成後在本公司之概約實際權益
New View Venture Limited（附註7）	7,000,000	10.00%	7.45%
Heng Huat（附註8）	20,542,000	29.45%	21.85%
新世界數碼基地有限公司（附註7）	8,458,000	11.98%	9.00%
Gamerian Limited（附註7）	1,458,600	2.08%	1.55%
楊芙清院士（附註8）	1,212,975	1.73%	1.29%
王陽元院士（附註8）	1,212,975	1.73%	1.29%
許振東先生（附註8）	7,687,414	10.98%	8.18%
陳鐘教授（附註8）	808,650	1.16%	0.86%
張萬中副教授（附註8）	2,173,224	3.11%	2.31%
徐祗祥先生（附註8）	808,650	1.16%	0.86%
劉越副教授（附註8）	2,173,224	3.11%	2.31%

附註：

(1) 北京大學透過四名國內發起人於本公司擁有實際權益，包括：

(a) 由宇環持有之8,500,000股股份（佔本公司已發行股本約9.04%），而宇環由北京大學實益全資擁有；

(b) 青鳥軟件持有之11,000,000股股份（佔本公司已發行股本約11.70%），而青鳥軟件乃由北京大學實益全資擁有；

(c) 透過青鳥持有之1,840,000股股份（佔本公司已發行股本約1.96%），而青鳥乃由北京大學擁有約46%權益；及

(d) 透過北京天橋持有之794,535股股份（佔本公司已發行股本約0.85%），而北京天橋乃由北京大學擁有約10.60%。

(2) 宇環乃一家由北京大學成立的國有企業。

(3) 青鳥乃由青鳥軟件擁有約46%，由北京市綜合投資公司擁有30%，由北京大興工業開發區開發經營總公司擁有14%，由北京中協天投資顧問有限公司擁有7%，以及由上海浦金實業有限公司擁有3%。北京大興工業開發區開發經營總公司、北京中協天地投資顧問有限公司及上海浦金實業有限公司均獨立於本公司。

(4) 青鳥軟件乃一家國有企業。

(5) 北京天橋乃一家股份在中國上海證券交易所上市的公司，其股本由青鳥擁有約23.03%，而其董事會亦由青鳥控制。

(6) 致勝資產乃分別由Heng Huat及Gamerian Limited擁有約93.37%及約6.63%。

(7) 在該等股份中，其中7,000,000股股份及1,458,600股股份乃由新世界數碼基地有限公司分別透過New View Venture Limited及Gamerian Limited（兩者均為新世界數碼基地有限公司之全資附屬公司）持有。

(8) 許振東先生、張萬中副教授及劉越副教授（全均為執行董事）乃分別持有Heng Huat已發行股本100股股份中60股、20股及20股之受託人。許振東先生、張萬中副教授及劉越副教授亦為Heng Huat之董事。

根據於二零零零年七月十九日作出作為契據之信託聲明，許振東先生、張萬中副教授及劉越副教授聲明彼等作為受託人持有Heng Huat之股份，受益人為青鳥集團及本公司之477位僱員。Heng Huat及Gamerian Limited乃致勝資產之兩位股東，分別實益擁有致勝資產已發行股本約93.37%及約6.63%。致勝資產乃發起人之一，實益擁有22,000,000股發起人股份。楊芙清院士、王陽元院士、許振東先生、陳鐘教授、張萬中副教授、徐祗祥先生及劉越副教授（彼等為青鳥集團及本公司之董事及僱員），分別實益擁有信託中約5.90%、5.90%、37.42%、3.94%、10.58%、3.94%及10.58%。

初期管理層股東已向聯交所申請，而聯交所已向初期管理層股東批授豁免，毋須嚴格遵守第13.16(1)條（即於上市日期起計兩年期間內將其各自之有關證券交由託管商託管）。此外，各初期管理層股東已向本公司及聯交所作出承諾，表明彼等將於上市日期起計兩年期間嚴格遵守創業板上市規則第13.16(2)及13.20條之規定。

由初期管理層股東持有之股份為發起人股份，而根據公司法第147條，發起人股份不得於本公司成立後三年內轉讓。

重大股東

據董事所知，以及除本招股章程另有披露者外，於配售完成後（惟未計及因行使超額配股權可能發行之任何H股），按創業板上市規則之定義僅有下列人士將列為重大股東：

股東	發起人股份數目	於緊接配售在本公司之概約實際權益	於配售完成後在本公司之概約實際權益
亞洲技術投資有限公司	5,000,000股	7.14%	5.32%

重大股東已向聯交所申請而聯交所已向重大股東批授豁免，毋須嚴格遵守第13.18(1)條（即於上市日期起計六個月期間內將其有關證券交由託管商託管）。此外，重大股東已向本公司及聯交所作出承諾，表明彼等將於上市日期起計六個月期間嚴格遵守創業板上市規則第13.18(2)及13.20條之規定。

由重大股東持有之股份為發起人股份，而根據公司法第147條，發起人股份不得於本公司成立後三年內轉讓。

於二零零零年一月四日，發起人訂立發起人協議，據此，發起人合共認購本公司70,000,000股股份。總認購價達人民幣70,000,000元，已以現金支付。發起人於本公司之權益概述如下：

發起人	各發起人於緊接H股售股建議前所持之股份數目	各發起人於緊接H股售股建議前之概約持股量百分比*	代價
			人民幣
致勝資產	22,000,000	31.43%	22,000,000
青鳥軟件	11,000,000	15.72%	11,000,000
宇環	8,500,000	12.14%	8,500,000
北京天橋	7,500,000	10.71%	7,500,000
New View Venture Limited	7,000,000	10.00%	7,000,000
亞洲技術投資有限公司	5,000,000	7.14%	5,000,000
青鳥	4,000,000	5.71%	4,000,000
龍騰投資有限公司	3,000,000	4.29%	3,000,000
Hinet Company Limited	2,000,000	2.86%	2,000,000

* 持股百分比調整至小數點後最接近兩位小數。

New View Venture Limited為新世界數碼基地有限公司之全資附屬公司，其證券於主板上市，在香港之主要業務包括面面通網絡業務、開發IT及互聯網平台以提供互聯網服務與應用，以及物業投資與發展。於一九九九年九月二十三日，新世界數碼基地有限公司之全資附屬公司與青鳥軟件訂立合約，於中國成立合資合營企業進行互聯網連接服務開發研究、電子商貿、軟件開發及系統集成業務。

致勝資產由Heng Huat擁有約93.37%權益，以及由Gamerian Limited擁有約6.63%權益，成立致勝資產旨在以發起人身份投資於本公司。Heng Huat 全部已發行股本由本公司三位執行董事代表本公司及青鳥集團之合資格僱員的利益以受託人身份持有。Gamerian Limited亦為新世界數碼基地有限公司的全資附屬公司。

青鳥軟件乃一間於中國註冊成立的企業，並為北京大學全資擁有。青鳥軟件從事（其中包括）研究及發展一種軟件開發工具JB-CASE。

北京天橋為中國上海證交所的上市公司，其主要業務大致分為兩個範疇，即在中國經營百貨商店，並且設計、發展、製造及推廣商業自動系統及銀行資金結算及付款系統。

宇環乃北京大學微電子學研究所成立的高科技企業。在重組前，主要從事ASIC設計的研發工作以及發展用作IC技術的先進微電子工具。

亞洲技術投資有限公司為一間設於英屬處女群島的投資公司，並為一間投資公司亞洲基金全資持有。亞洲技術投資有限公司的投資策略為投資於亞洲區的高科技公司，主要集中於初成立公司以及有資格上市的公司。

於一九九四年，中國一位著名計算機軟件專家及中國科學院院士楊芙清教授創立青鳥。在青鳥成立後，中國著名微電子學專家及中國科學院院士王陽元教授獲邀加盟青鳥。青鳥所從事的主要業務為設計及發展多種應用軟件。

Hinet Company Limited乃於英屬處女群島註冊成立的公司。Hinet Company Limited有三名股東，彼等均為資訊科技行業中經驗豐富的專業投資者。在投資於本公司前，三名董事均曾投資於高科技公司。

龍騰投資有限公司於紐埃島註冊成立，有兩名股東，彼等均為專業私人投資者。在投資於本公司前，兩名董事均曾投資於高科技公司。

根據公司法，發起人自本公司註冊成立日期起計三年內不得轉讓發起人股份。

現有已發行股份：

70,000,000 股發起人股份（由發起人持有）	人民幣70,000,000元

將予發行股份：

24,000,000 股根據配售將予發行的H股（附註）	人民幣24,000,000元

總數：

94,000,000 股	人民幣94,000,000元

附註：　此並無計及因超額配股權獲行使而須予發行的任何額外H股。

最低公眾持股量

根據創業板上市規則，只要本公司期間並未向公眾人士發行其他證券（H股除外），則本公司於上市後所有時間均須維持公眾人士最少持有其當時已發行股本之20%。倘向公眾人士發行任何證券（H股除外），則公眾人士持有之已發行H股及將向公眾人士發行之其他證券兩者總和將仍為佔本公司當時已發行股本之20%，惟公眾人士所持H股比例不得少於本公司已發行股本10%及所有該等H股必須由公眾人士持有。

權利

發起人股份及H股均為本公司股本中之普通股。然而，H股僅可由香港、澳門、台灣或中國以外任何國家之法人或自然人間認購並以港元買賣，且發起人股份必須以人民幣認購及買賣。H股之一切股息將由本公司以港元派付，而發起人股份之一切股息則將由本公司以人民幣派付。

所有現有發起人股份均由發起人持有。發起人股份不得於本公司註冊成立日期起計三年期間出售發起人股份。該期間將於二零零三年三月二十八日屆滿。發起人股份並無獲准在任何證券交易所上市，亦無作出任何安排，以使發起人股份在中國任何其他認可買賣機構交易或買賣。

除上文所述者，以及有關寄發通告及財務報告予股東、解決糾紛、在股東名冊不同部分登記股份、轉讓股份之方法及委派收取股息之代理外（全均已訂明於公司組織章程細則及概述於本招股章程附錄四），發起人股份及H股各別在各方面均享有同等權利，尤其是享有同等權利，可獲得於本招股章程刊發日期後所宣派、派付或作出之一切股息或分派。然而，轉讓發起人股份須受中國法例當時施加之該等限制所規限。

債務

於二零零零年四月三十日營業時間結束時，本公司並無任何銀行信貸。於同日亦無未償還借款、貸款、財務租約、應付租購或或有負債。

無負債聲明

除上述者或本招股章程所披露者外，於二零零零年四月三十日營業時間結束時，本公司並無任何未償還的按揭、押記或債權證或其他資本或銀行透支、貸款或其他類似債務、融資租約承擔、租購承擔、承兑負債或承兑信貸或任何擔保或其他重大或有負債。

董事已確認，除上文所披露者外，自二零零零年四月三十日以來，本公司的債務及或有負債並無任何重大變動。

根據創業板上市規則第17章作出的披露

董事確認，於二零零零年四月三十日，彼等並無知悉有任何情況將導致須根據創業板上市規則第17.15至第17.21條的規定作出披露。

流動資金、財務資源及資本結構

借貸

本公司一般以售股集資的資金撥付業務所需資金。

於二零零零年四月三十日營業時間結束時，本公司並無任何未償還借款、貸款或財務租約或租購應付款項。

承擔及或然負債

於二零零零年四月三十日，本公司的經營租約約人民幣2,902,000元，將於二零零二年屆滿。同日，本公司並無重大或有負債。

流動資產淨值

於二零零零年四月三十日，本公司的流動資產淨值約為人民幣51,851,000元。流動資產包括現金及銀行存款及過戶中現金合共約人民幣66,059,000元、應收賬款人民幣1,714,000元、應收有關連人士餘款約人民幣2,830,000元、預付款項及其他流動資產

合共約人民幣356,000元及存貨約人民幣2,430,000元。流動負債包括應付賬款及應計負債約人民幣2,180,000元、應付有關連人士餘款約人民幣2,881,000元、應付稅項撥備約人民幣619,000元及遞延收入人民幣15,858,000元。

外滙

由於本公司絕大部分的收入均為人民幣，而支出乃以人民幣支付，故董事認為本公司毋須承受任何重大外滙風險。

營業紀錄

以下為本公司於截至一九九八年及一九九九年十二月三十一日止年度各年的合併業績概要，乃按本招股章程附錄一會計師報告附註2所呈為基準編製：

	一九九八年 人民幣	一九九九年 人民幣	一九九九年 港元 (附註3)
收益	3,029,002	10,419,234	9,807,261
收益成本	(2,958,731)	(7,153,681)	(6,733,510)
邊際毛利	70,271	3,265,553	3,073,751
津貼收入(附註1)	237,999	–	–
經營開支			
研究及發展	(3,720,861)	(4,717,902)	(4,440,796)
銷售及市場推廣	–	(186,539)	(175,583)
一般及行政開支	(1,555,100)	(2,741,268)	(2,580,260)
經營開支總額	(5,275,961)	(7,645,709)	(7,196,639)
經營虧損	(4,967,691)	(4,380,156)	(4,122,888)
其他收入(虧損)淨額	160,345	(106,087)	(99,856)
除税前虧損	(4,807,346)	(4,486,243)	(4,222,744)
税項	–	–	–
虧損淨額	(4,807,346)	(4,486,243)	(4,222,744)
每股虧損基本(附註2)	(0.069)	(0.064)	(0.060)

附註：

(1) 津貼收入乃由政府就發展ASIC技術撥出，並非經常性收入。

(2) 截至一九九八年及一九九九年十二月三十一日止各年的每股虧損乃按該等年度的虧損淨額計算，並假設該等年度已發行70,000,000股股份，猶如重組已於一九九八年一月一日進行。

(3) 為方便閱讀人士，人民幣款額已按二零零零年六月三十日之人民銀行所報之滙率1.00港元兑人民幣1.0624元換算為港元。此不表示人民幣款額曾可或應可按二零零零年六月三十日之滙率或任何其他若干滙率兑換為港元。

根據創業板上市規則第11.11條，申報會計師所報本公司最近期財政期間不得為截至本招股章程刊發日期前六個月以上期間。本招股章程所載之會計師報告僅編製至截至一九九九年十二月三十一日止兩個年度各年。本公司已申請而聯交所亦已授出豁免，以獲豁免毋須遵守創業板上市規則第11.11條。董事確認，彼等已對本公司履行足夠盡職審查，以確保除本招股章程所披露者外，截至本招股章程刊發日期，本公司之財務狀況自一九九九年十二月三十一日以來並無重大逆轉，亦無任何事宜將重大影響本招股章程附錄一所載本公司會計師報告所示之資料。

概覽

本公司之收入乃源自向中國各類顧客銷售嵌入式系統產品，包括ASIC、網絡安全產品、聰明咭應用系統、GPS應用系統及無線火災警報系統。由於本公司正藉發展之高增長階段，隨著其於市場推出各類型嵌入式系統，其收入迅速增長。

本公司之收入由截至一九九八年十二月三十一日止年度約人民幣3,000,000元上升至截至一九九九年十二月三十一日止年度約人民幣10,000,000元，升幅約達244%。一九九九年之邊際毛利較一九九八年有大幅增長，同時亦帶動上述期間之整體經營業績有所改善。業績有所改善，乃由於一九九九年推出網絡安全產品所致，有關產品佔年內邊際毛利總額約77%。往績期之經營開支增加乃因本公司擴充業務所致。

營業額在往績期的高速增長及透過生產若干嵌入式系統產品，並成功將該等產品推出市場，這正反映本公司已由發展初期之公司逐漸轉型為高增長公司。

截至一九九八年十二月三十一日止財政年度

截至一九九八年十二月三十一日止年度，本公司錄得約人民幣3,000,000元，其中約人民幣2,100,000元乃源自GPS應用系統的銷售，約人民幣700,000元乃源自銷售無線火災警報系統，而其餘約人民幣200,000元乃源自銷售聰明咭應用系統。

於一九九八年，本公司概無錄得任何源自網絡安全產品及ASIC之營業額。此乃由於該兩項產品乃處於發展階段，而於當時尚未進展為最終產品。

截至一九九九年十二月三十一日止財政年度

截至一九九九年十二月三十一日止年度，本公司錄得收益約人民幣10,400,000元，其中人民幣6,100,000元乃源自銷售網絡安全產品，約人民幣700,000元乃源自ASIC，約人民幣2,500,000元乃源自聰明咭應用系統，約人民幣1,000,000元乃源自無線火災警報系統，而其餘則源自GPS應用系統。

截至一九九九年十二月三十一日止年度之營業額約58.2%乃源自銷售網絡安全產品，該產品於一九九九年初於市場上推出。由於與廣州天目公司訂立之銷售協議已於一九九八年實際上完結，而於一九九九年所錄得GPS應用系統之銷售額僅屬輕微，因此GPS應用系統之銷售額大幅下跌。

稅項

並無任何香港利得稅或中國所得稅撥備，原因是截至一九九九年十二月三十一日止兩個年度本公司在有關司法權區內並無應課稅溢利。

根據二零零零年四月十三日之批文（即北京市人民政府發出之第HZ1386號批文），本公司獲認證為一家在試驗區內成立之新技術企業，該試驗區為北京市有關發展中國高新科技企業之試行區之暫行法例（乃於二零零零年五月二十日頒布）所指定之試行區。根據該法例成立之試行區為北京市海淀區，佔地面積約100平方公里，以中關村為中心。

本公司獲認證為一家試行區內之高新科技企業，此舉將令本公司可享有若干稅務優惠待遇，主要包括：

(1) 15%之寬減所得稅，倘出口產品之輸出價值相當於同年輸出總值之40%以上，則可再寬減至10%；及

(2) 於其創立後首三個年度獲豁免繳納所得稅，並於獲得北京市人民政府批准，獲准於第四至第六年按上文(1)所列寬減所得稅稅率之基準享有50%之寬減。

其他對本公司有利之優惠待遇，主要包括（其中包括）：(1)毋須就生產出口產品所需之進口原材料取得進口許可證；(2)除進口或增值稅外，獲豁免繳納進口關稅及產品稅；(3)豁免對本公司即將出口之產品徵收出口關稅；(4)待審批機構批准及海關核實後，於五個年度豁免對本公司就發展新技術而進口之設備（有關設備未能在中國生產）徵收進口關稅；及(5)本公司用以發展新技術及相關產品之設備會迅速折舊。

其他資料

本公司自註冊成立日期以來並無宣派或派付任何股息。

物業權益

香港

本公司已租用香港中環雲咸街8號亞洲太平洋中心7樓02室作為其在香港之主要營業地點。該辦公室單位之總樓面面積約為1,608平方呎，乃由本公司向一獨立第三者租用，年期由二零零零年六月一日起計兩年，月租為28,944港元（不包括冷氣費、管理費、政府差餉及其他支銷）。

北京

本公司於中國北京市租用三個辦公室。該等辦公室單位的總樓面面積合共約為859.3平方米。本公司在北京租用的辦公室詳情如下：

1. 北京海淀區海淀路中成大廈1117室及1119室

   該兩個單位的總樓面面積為150平方米，乃由本公司向一位身為獨立第三方之業主租用，年期由二零零零年四月十七日至二零零零年十一月三十日，每月租金為人民幣22,813元。

2. 北京西城區金融街35號國企大廈 A座17樓1715-1717室

   該三個辦公室單位的總樓面面積約為420.38平方米，乃由本公司向一位身為獨立第三方之業主租用，計算年期由二零零零年四月十七日至二零零零年十二月三十一日，每月租金按總樓面面積每平方米11.50美元計算。

3. 北京崇文區崇文門外大街3B號新世界中心北座辦公大樓9樓16室

   該單位乃由本公司向青鳥軟件分租，年期由二零零零年四月十七日至二零零零年十一月二十四日，每月租金為每平方米11.0美元或每月3,178美元，其總樓面面積約為288.92平方米。

深圳

本公司已於深圳南山區高新科技工業村租用R3B6工廠1樓全層，總建築面積為546.76平方米。本公司租用年期由二零零零年四月十七日至二零零一年八月十五日，每月租金為人民幣16,403元。

物業估值

本公司之物業權益由一獨立物業估值師西門（遠東）有限公司於二零零零年四月三十日進行估值。西門（遠東）有限公司發出之函件及估值證書載於本招股章程附錄二。

股息

董事現時不建議派付截至二零零零年十二月三十一日止財政年度的任何股息。董事預計，在日後，議派之股息將取決於本公司之盈利、財務狀況、所需現金及可動用現金以及其他有關因素而定。H股股息（如有）將以港元派付。

董事預計日後的中期與末期股息將分別於每年六月及十二月或左右派發，而中期股息一般相當於預期全年股息總額約三分一。

營運資金

經計及建議中的配售的估計所得款項淨額後，董事認為，本公司有充裕營運資金以應付目前所需。

可供分派儲備

於一九九九年十二月三十一日，本公司尚未註冊成立。因此，於該日並無可供分派本公司股東的儲備。

經調整有形資產淨值

以下為本公司的經調整有形資產淨值備考報表，此乃根據本招股章程附錄一會計師報告所載本公司於一九九九年十二月三十一日的經審核合併有形資產淨值而編製，並已作出下列調整：

	人民幣千元
本公司於一九九九年十二月三十一日的經審核合併有形資產淨值	11,379
根據未經審核管理賬目計算本公司截至二零零零年四月三十日止四個月的除稅後合併虧損	(2,473)
發起人注入之現金淨額(附註1)	51,174
配售估計所得款項淨額(附註2)	248,600
經調整有形資產淨值	308,680
每股股份的經調整有形資產淨值(附註3)	人民幣3.28元

附註：

(1) 根據發起人間於二零零零年一月四日訂立的發起人協議，發起人已於二零零零年四月注入本公司的註冊資本人民幣70,000,000元。作為重組的一部分，四名國內發起人繳足的資本其中約人民幣18,826,000元已用作支付根據二零零零年四月十七日的多項業務轉讓協議自前身業務轉讓業務及營運的代價。因此，由發起人注入的現金淨額約達人民幣51,174,000元。

(2) 配售的估計所得款項淨額乃按配售價每股H股11.00港元計算，惟並無計及根據超額配股權可能發行的任何H股。倘超額配股權獲全面行使，則配售的估計所得款額將約為258,000,000港元。

(3) 每股股份之經調整有形資產淨值乃按於緊隨配售後已發行之94,000,000股股份計算，惟並無計及根據超額配股權將予發行的任何額外H股。

無重大不利變動

董事確定，自二零零零年四月三十日以來，本公司的財政或經營狀況或前景並無任何重大逆轉。

配售包銷商

大福證券
中銀國際亞洲有限公司
大和證券住銀資本市場(香港)有限公司
國泰君安證券(香港)有限公司
日盛嘉富國際有限公司
凱基證券亞洲有限公司
東英亞洲有限公司
寶來證券(香港)有限公司
申銀萬國融資(香港)有限公司
中信證券(香港)有限公司

包銷安排及開支

配售及包銷協議

根據配售及包銷協議,本公司將根據本招股章程及有關申請表格所列條款及條件,以配售方式發售H股以供認購。待(其中包括)聯交所創業板上市委員會於二零零零年八月十九日或以前(或大福證券(代表配售包銷商))與本公司書面協定之較後日期)批准已發行及將按本招股章程所述而發行之H股上市及買賣後,配售包銷商已個別同意自行或安排承配人認購配售股份。

終止之理由

倘於二零零零年七月二十六日(或大福證券(代表配售包銷商))與本公司書面協定之較後日期)上午十時前發生以下事件,則配售包銷商可終止其有關配售及包銷協議之責任:

(i) 發生、出現或實行:

(a) 新法例或法規之頒布或現行法例或法規之改變,或任何法庭或有關當局改變法例或法規之詮譯或應用,而大福證券(代表配售包銷商)合理認為已經或可能會對本公司整體業務或財務狀況或前景構成重大不利影響者;或

(b) 香港、中國、台灣、亞洲、國家、地區或國際金融、政治、軍事、經濟狀況或前景之任何變動;或

(c) 香港或國際證券市場狀況（或影響該市場某部份之狀況）之任何變動，為免混淆，變動包括任何該等市場之指數或成交量出現任何重大逆轉；或

(d) 因特殊金融狀況或其他原因導致聯交所股份買賣普遍被凍結、暫停或受到嚴重限制；或

(e) 香港、中國或台灣之事態變動或發展，涉及税務或外匯管制所可能出現之變動，而對本公司整體或本公司現有或將來股東之身分可能或合理預期將會造成重大不利影響者；

而大福證券（代表配售包銷商）全權認為對實行配售之成績已經或可能造成重大不利影響；或

(ii) 大福證券發現任何事項或事件：(a)顯示配售及包銷協議所載任何聲明及保證為不實或不確，或倘在該等事項或事件發生後重申該等聲明及保證會使其成為不實或不確，而大福證券（代表配售包銷商）合理認為在任何方面屬重大不實或不確者；或(b)顯示本公司、初期管理層股東及名列當中之重大股東及執行董事在任何方面並無遵守根據配售及包銷協議所載應負責之任何保證或其他責任或承諾，而大福證券合理認為乃屬嚴重者；或

(iii) 本招股章程所載任何重要聲明在任何方面變得或被發現為不實、不確或誤導；或

(iv) 本公司任何成員公司之業務、財務或貿易狀況或前景出現逆轉，而大福證券（代表配售包銷商）合理認為就配售而言屬嚴重者。

承諾

青鳥軟件已向本公司、保薦人、大福證券及配售包銷商承諾及立約承諾，表明於H股在聯交所上市日期起計兩年期間內：

(i) 其將繼續最少實益擁有青鳥註冊資本46%；及

(ii) 其及與其一致行動人士將控制青鳥董事會大部分成員之組成。

青鳥已向本公司、保薦人、大福證券及配售包銷商承諾及立約承諾，表明於H股在聯交所上市日期起計兩年期間內：

(i) 其將繼續最少實益擁有北京天橋之23.03%股份；

(ii) 其及與其一致行動人士將控制北京天橋董事會大部分成員之組成。

本公司已向聯交所申請並已獲聯交所批授一項豁免，以豁免毋須遵守創業板上市規則第13.16(1)及第13.18(1)條之責任，即各初期管理層股東及重大股東（如適用）毋須作出下述者：

1. （就初期管理層股東而言）於上市日期起計兩年期間內，將其有關股份交由託管商託管；及

2. （就重大股東而言）於上市日期起計六個月期間內，將其有關股份交由託管商託管。

有關上述各項之進一步詳情載於本招股章程「豁免遵守創業板上市規則」一節「託管安排」分節。

儘管如上文所述，四名國內發起人、致勝資產、New View Venture Limited、亞洲技術投資有限公司及許振東先生已向本公司、保薦人、大福證券及配售包銷商承諾及立約承諾，表明如於上市日期起計兩年期間任何時間內，禁止發起人轉讓股份之有關中國法例及規例不再生效，彼等將在保薦人可能合理要求之情況下採取措施及／或簽署文件及/或作出承諾，以符合創業板上市規則之用意及目的。

本公司已向配售包銷商承諾及立約承諾，而四名國內發起人、致勝資產、New View Venture Limited、亞洲技術投資有限公司各別及執行董事各自已向配售包銷商承諾及立約承諾促使本公司不會於(a)上市日期起計六個月內，發行或同意發行本公司任何股份或證券，或授出或同意授出任何購股權、認股權證或其他附有權利認購，或以其他方式轉換或交換成本公司任何證券之權利；及(b)於上市日期起計十二個月內，發行本公司任何股份或證券，或授出或同意授出任何購股權、認股權證或其他附有權利認購、或以其他方式轉換或交換成本公司股份或證券之權利，致使北京大學不再為本公司之控股股東（定義見創業板上市規則），惟根據配售，或根據購股權計劃授出任何購股權，或行使任何根據購股權計劃授出之購股權，或行使超額配股權，或任何資本化發行，或任何股份合併、分拆或削減股本除外。

本公司、四名國內發起人、致勝資產、New View Venture Limited、亞洲技術投資有限公司各別及執行董事已各自向配售包銷商承諾及立約承諾，除非事前獲得大福證券（代表配售包銷商）書面同意（該等同意書不得無理拒絕或延遲發出），本公司或其附屬公司（如有）均不會於上市日期起計六個月內購買本公司任何證券。

四名國內發起人已向本公司及配售包銷商承諾及立約承諾，彼等將就本公司在配售包銷協議日期或之前所賺取、累積及收取的任何收入、溢利或收益而可能須本公司繳付的任何及所有稅務責任向本公司作出賠償及使本公司獲得賠償，惟下列情況則作另論：

(a) 倘在本公司截至一九九九年十二月三十一日止之已審核綜合賬目內已就該等稅項作出撥備；

(b) 倘該項索償是在配售及包銷協議日期後因法律上或法律的詮譯或實行上作出具追溯力之變更以徵收稅項之情況下產生或引起，或倘該項索償是在配售及包銷協議日期後產生或具追溯力之稅率增加而有所增加；及

(c) 倘該稅務責任並未獲本公司根據重組而特別作出承擔。

佣金

配售包銷商將按H股總配售價3.5%收取佣金，再從中支付任何分包銷佣金。估計包銷佣金、文件處理費、交易徵費、經紀費、律師及其他有關配售之費用共約30,000,000港元（假設超額配股權獲行使而計算），並將由本公司支付。

保薦人及配售包銷商於本公司之權益

除(i)保薦人及配售包銷商根據配售及包銷協議須履行之責任；(ii)應付予保薦人作為配售保薦人之顧問與文件處理費；及(iii)保薦人根據與本公司訂立之保薦人協議（據此，保薦人將於二零零二年十二月三十一日前擔任本公司之保薦人）而擁有之權益外，保薦人及配售包銷商概無擁有本公司任何股權或認購或委任他人認購本公司任何成員公司任何股份之任何權利或購股權（不論可依法強制執行與否），亦無擁有配售任何權益。

認購時應付價格

配售價為每股配售股份作價11.00港元，另加1%經紀佣金及0.01%聯交所交易徵費，即每手買賣單位200股配售股份共計2,222.22港元。

配售的條件

認購配售中配售股份的申請須待下列條件得以達成，方獲接納：

(a) 上市

創業板上市委員會批准本招股章程所述已發行及將予發行的所有H股上市及買賣；及

(b) 配售及包銷協議

配售包銷商在配售及包銷協議項中的責任成為無條件，附帶條件（除其他條件外）為配售及包銷協議於二零零零年七月二十六日（或大福證券（代表配售包銷商）與本公司書面協定之較後日期）上午十時前並無根據其條款或其他原因而予以終止。

倘於二零零零年八月十九日或之前（或大福證券（代表配售包銷商）與本公司可能議定的較後日期），該等條件未能達成（或如適用，獲大福證券（代表配售包銷商）豁免），則配售將告失效，而聯交所將獲即時通知。本公司將於配售失效後翌日在創業板網站刊登有關配售失效的通告。

配售

本公司現正以配售方式提呈發售24,000,000股配售股份以供認購。配售乃由根據配售及包銷協議的條款及條件配售包銷商全數包銷。

所有配售股份將可供專業機構及其他投資者認購。預期配售予配售包銷商或由彼等委任的銷售代理將代表本公司按配售價向專業機構及其他投資者有條件配售的配售股份。專業機構及其他投資者包括高淨值的個別人士、經紀、交易商、公司及日常業務涉及買賣股份及其他證券的基金經理，以及定期投資於股份及其他證券的公司實體。

配售項下的配售股份將按多個因素配發，包括需要水平及時間，以及預期有關投資是否有可能於H股在創業板上市後進一步購入H股或持有或銷售其H股。該配發一般擬令配售股份按一個能達致廣闊股東基礎的基準分配，以符合本公司及股東的整體利益。

超額配股權

就配售而言，本公司已授予配售包銷商超額配股權，可由大福證券（代表配售包銷商）於本招股章程刊發日期起計30日內隨時及不時行使。根據超額配股權，本公司或會被要求按配售價配發及發行最多額外2,400,000股H股（佔根據配售初步提呈發售的H股數目10%），以純粹補足配售中的超額配發（如有）。大福證券亦可同時以下述兩種方式補足配售中的超額配發：(i)在第二市場購入；及／或(ii)部分或全部行使超額配股權。凡在第二市場購入，均須遵照所有適用法例及規管規定進行，而第二市場購買的價格不得超逾配售價。倘超額配股權獲全面行使，據此發行之H股將佔本公司於緊隨配售完成及超額配股權獲全面行使後之經擴大已發行股本約27.39%。倘超額配股權獲行使，本公司將會發表報章公布。配售包銷商或彼等其中一位或多位（視情況而定）將收取超額配股權之配售價之3.5%作為佣金。

H股開始買賣

預期H股將於二零零零年七月二十七日開始在創業板買賣。

H股將以買賣單位每手200股買賣。

H股將獲納入中央結算系統

倘聯交所批准H股在創業板上市及買賣，以及本公司遵守香港結算股份收納的規定，則H股將獲香港結算接納為合資格證券，可自H股開始在創業板買賣日期或香港結算釐定的任何其他日期起，在中央結算系統內寄存、結算及交收。由於交收安排將影響投資者的權利及利益，彼等應諮詢其股票經紀或其他專業顧問以瞭解該等安排的詳情。

聯交所參與者間的交易須於任何交易日後第二個營業日在中央結算系統內交收。

本公司已作出一切必要安排，以令H股獲納入中央結算系統。

所有中央結算系統服務均依據其在當時有效的一般規則及運作程序規則進行。

以下為本公司核數師兼申報會計師安達信公司（香港執業會計師）發出之報告全文，乃為載入本招股章程而編製。

ARTHUR ANDERSEN

安達信公司
香港
皇后大道中15號
置地廣場
公爵大廈21樓

敬啟者：

我們就北京北大青鳥環宇科技股份有限公司（「貴公司」）截至一九九八年及一九九九年十二月三十一日止年度（以下統稱「有關期間」）之財務資料編撰以下報告，以載入　貴公司於二零零零年七月二十日刊發之招股章程（「招股章程」）。

貴公司於二零零零年三月二十九日在中華人民共和國（「中國」）北京註冊成立，從事嵌入式系統及相關產品及集成電路之開發、生產、推廣及銷售業務。　貴公司亦透過應用其現有的嵌入式系統產品提供全面解決方案服務。於　貴公司成立之前，　貴公司現時所經營之業務及營運乃由北京大學控制之若干企業（以下統稱「前身業務」）經營。所有該等業務已根據下文第1節所述之重組轉讓予　貴公司。

於本報告日，由於　貴公司是在一九九九年十二月三十一日後註冊成立，故　貴公司概無編製任何經審核財務報表。前身業務亦毋須經獨立審核。前身業務之管理賬目乃根據適用於中國成立之企業之會計原則及財務規定（「中國公認會計準則」）而編製。就本報告而言，我們已根據香港會計師公會所頒發之審計準則，獨立審核了前身業務截至一九九八年及一九九九年十二月三十一日止年度按照香港公認

會計準則編製之合併財務報表，並已根據香港會計師公會頒布之「招股章程及申報會計師」核數指引作出我們認為必須之額外程序。

分別載於下文第4節及第5節的前身業務截至一九九八年及一九九九年十二月三十一日止年度之合併經營業績概要及於一九九九年十二月三十一日之合併有形資產淨值概要(「該等概要」)，乃根據前身業務之賬目並按照下文第2節所載的基準編製，並已作出適當之調整。在下列報告中有關的歷史資料，「貴公司」及「前身業務」兩詞可互換使用。

前身業務之董事或法人代表(如適用)須負責編製真實及公平之前身業務財務報表。於編製該等財務報表時，董事必須選擇及貫徹採用合適之會計政策。　貴公司之董事亦須對　貴公司截至一九九八年及一九九九年十二月三十一日止年度之合併經營業績及　貴公司於一九九九年十二月三十一日之合併有形資產淨值概要負上全責。我們之責任是對　貴公司之合併經營業績及合併有形資產淨值概要作出獨立意見。

我們認為，就本報告而言，該等概要連同有關附註真實及公平地反映　貴公司截至一九九八年及一九九九年十二月三十一日止年度之合併經營業績與　貴公司於一九九九年十二月三十一日之合併有形資產淨值。

1.　公司重組

如本招股章程「業務－簡史與發展」一節所述，前身業務為預備　貴公司之股份發售進行了重組(「重組」)。根據重組，九名發起人訂立了一項發起人協議根據中國公司法成立　貴公司為一家中外股份制有限責任公司。於二零零零年四月十七日，有關發起人已經以現金形式繳足　貴公司所有股本。

於二零零零年四月十七日，　貴公司訂立了多份業務轉讓協議及合同轉讓協議(見第7a節)。根據該等協議，前身業務向　貴公司轉讓網絡安全產品、聰明咭應用系統、無綫火災警報系統(「無線火災警報系統」)、專用集成電路(「ASIC」)及全球定位應用系統(「GPS應用系統」)等的全部業務及經營。　貴公司已支付合共約人民幣19,000,000元作為有關轉讓之代價。按中國有關法例及法規之規定，就涉及國有資產

之重組而言，前身業務之業務及淨資產已按該等資產於一九九九年十二月三十一日之評估值（約人民幣19,000,000元）轉讓予 貴公司。該估值乃由一家專業及獨立的中國評估師進行，所轉讓的固定資產按評估值記錄。所轉讓資產（固定資產除外）的評估值與賬面淨值之差額約人民幣7,000,000元，已記錄為 貴公司資本儲備之扣除項目。由於該轉讓乃在受共同控制之企業間進行，因此該交易被當作類似權益合併予以處理。

根據二零零零年七月舉行之股東特別大會上通過之決議案， 貴公司須首先將所有可分派溢利轉撥至資本儲備，直至上述差額已在資本儲備還原後，方可宣派股息。

2. 呈報基準

該等概要乃根據前身業務之賬目編製，並按香港公認會計準則及作出適當之調整後重新列示。該等概要包括現組成 貴公司之前身業務截至一九九八年及一九九九年十二月三十一日止年度之合併經營業績及前身業務於一九九九年十二月三十一日之合併有形資產淨值，並假設重組已於有關期間開始時完成，以及 貴公司於整段有關期間一直進行有關業務。除固定資產按評估值列賬外，所收購資產均按前身業務之歷史成本列賬。

前身業務間之所有重大內部交易及結餘已於合併賬目時予以抵銷。

3. 主要會計政策

貴公司在編撰本報告所載財務資料時所採用之主要會計政策與香港公認會計準則相符，茲載列如下：

(a) 存貨

存貨按成本或可變現淨值兩者中之較低者入賬。成本乃按加權平均成本法計算，並包括採購成本、轉換成本及令存貨達至現有地點及狀況所需發生之其他成本。可變現淨值乃以日常業務過程中之估計售價減去完成生產之估計成本及銷售所需之估計成本計算。在適當情況下，就陳舊、滯銷及有瑕疵貨品作出撥備。

(b)　**固定資產及折舊**

固定資產按成本值減累計折舊列賬。資產之成本值包括購買價及將該項資產投入運作狀況及付運至運作地點以作擬定用途而應佔之任何直接費用。在固定資產投入運作後所產生之支出，如維修保養及大修費用，一般在發生時予以計入該等期間之虧損淨額。倘情況清楚顯示該等支出能令日後運用該固定資產預計所帶來之經濟效益有所增加，則該等支出作為該項固定資產之額外成本予以資本化。

折舊乃以直線法，不計殘值，並按估計可使用年限計算，估計可使用年限如下：

租賃裝修	2年(租賃年期)
機器設備	5年－10年
傢俬、固定裝置及辦公設備	5年
汽車	5年
電腦	3年

當資產出售或廢棄，其成本及累計折舊乃自賬目中撇除，而處置該等資產所產生之任何損益則計入經營業績。

(c)　**收益及收入確認**

收益及收入乃按以下基準確認：

(i)　收益

收益包括嵌入式系統產品，包括網絡安全產品、聰明咭應用系統、無線火災警報系統、ASIC及GPS應用系統的銷售、以及保養、技術支持服務及培訓服務在扣除相關銷售稅後之銷售額。

銷售嵌入式系統及相關產品之收益乃於付貨或獲接納已發生、收費已固定及可確定、有關安排之證明已存在、應收賬款之可回收性已確定且無重大之付貨後責任時予以確認。向最終用戶之銷售收益於安裝完成並獲用戶接納後予以確認。向分銷商作出之銷售收益於付貨予分銷商後予以確認。

保養及技術支持收益乃根據合約年期按比例予以確認。培訓收益於提供服務時予以確認。

遞延收益指賺取收益過程尚未完成而已收取之款項。

(ii) 利息收入

利息收入乃就本金及適用利率按權責發生制予以確認。

(iii) 津貼收入

政府就新科技開發之撥款於收取後確認為津貼收入。

(d) 收益成本

收益成本包括直接原材料、直接工資、製造費用、已售產品之專利使用費及保修撥備。專利使用費乃按技術特許權協議所釐定的收費計提。

(e) 保修

保修費用之撥備乃按管理層估計未來之保修負債(保修期介乎一至三年)計提。

(f) 研究及開發

研究成本於發生時自營運開支中扣除。

倘情況顯示:(a)在技術方面,該項目是可完成以作使用或出售;(b) 貴公司擬完成該項目並能對其使用或出售;(c)該無形資產很可能產生未來經濟效益;(d)具有充足之技術、財務及其他資源以完成開發及使用或出售該無形資產;及(e)可合理地釐定應佔開支;則項目開發直接產生之開發成本將作為無形資產予以資本化。於有關期間,並無任何符合資本化條件之費用,因此所有產品開發成本皆於發生時撥作開支。其他產品開發成本則於發生時計入虧損淨額。

(g) 銷售及市場推廣

銷售及市場推廣支出於發生時支銷。

(h) 遞延税項

遞延税項乃就計算税項之溢利與財務報表所列之溢利兩者之時差按現行

稅率並根據負債法作出撥備，惟於可見將來不會產生的負債除外。除非有關之利益預期於可見將來可變現，否則遞延稅項資產概不予以確認。

(i) 外幣換算

貴公司之賬目及記錄皆以人民幣列賬。年內以其他外幣進行之交易乃按交易日中國人民銀行(「人行」)所公布之適用滙率換算為人民幣。於結算日以其他外幣為單位之貨幣性資產及負債乃按人行於結算日所報之滙率換算為人民幣。滙兑差額計入有關期間之虧損淨額。

截至一九九八年及一九九九年十二月三十一日止年度，大致上所有交易均為人民幣交易。因此，此等期間內所記錄之滙兑差額僅屬輕微。

(j) 經營租約

凡資產所有權之大部分回報及風險仍歸於出租公司之租約，均視為經營租約。根據經營租約支付之租金以直線法按有關租約年期計入虧損淨額。

(k) 職工退休福利

職工退休福利的成本乃於發生的有關期間確認為費用。

(l) 金融票據

金融票據包括現金及銀行結餘、應收賬款及應付賬款。此等金融票據之估計公平價值與其賬面值相近。

4. 經營業績

以下為截至一九九八年及一九九九年十二月三十一日止年度之合併經營業績概要，乃按上文第2節所述之基準編製：

	附註	一九九八年 人民幣	一九九九年 人民幣	一九九九年 港元
收益	*(b)*	3,029,002	10,419,234	9,807,261
收益成本	*(b)*	(2,958,731)	(7,153,681)	(6,733,510)
毛利		70,271	3,265,553	3,073,751
津貼收入		237,999	–	–
經營費用				
研究與開發		(3,720,861)	(4,717,902)	(4,440,796)
銷售及市場推廣		–	(186,539)	(175,583)
一般及行政	*(d)*	(1,555,100)	(2,741,268)	(2,580,260)
經營費用總額		(5,275,961)	(7,645,709)	(7,196,639)
經營虧損		(4,967,691)	(4,380,156)	(4,122,888)
其他收入(虧損)淨額		160,345	(106,087)	(99,856)
除稅前虧損	*(c)*	(4,807,346)	(4,486,243)	(4,222,744)
稅項	*(e)*	–	–	–
虧損淨額		(4,807,346)	(4,486,243)	(4,222,744)
每股虧損－基本	*(f)*	(0.069)	(0.064)	(0.060)

為方便閱讀人士，人民幣款額已按二零零零年六月三十日之中國人民銀行所報之滙率1.00港元(「港元」)兑人民幣1.0624元換算為港元。人民幣不可自由兑換為其他外幣。此不表示人民幣款額曾可或應可按二零零零年六月三十日之滙率或任何其他某一滙率兑換為港元。

備考資料

以下為按上文第2節所列基準編製之備考資料概要，並經作出管理層認為必要之調整，以反映下文第7節所述及附註(a)進一步詳述之名義上調整，乃假設貴公司已於一九九八年一月一日起一直經營業務：

	附註	一九九八年 人民幣	一九九九年 人民幣
上文所載虧損淨額		(4,807,346)	(4,486,243)
名義上調整：			
研究與開發成本	*a(i)*	799,278	208,327
專利使用費用	*a(i)*	(62,517)	(4,878)
政府附加稅費	*a(ii)*	4,988	29,832
備考經調整虧損淨額		(4,065,597)	(4,252,962)
每股備考虧損	*(f)*	(0.058)	(0.061)

附註：

(a) **備考調整概述**

(i) 根據上文第1節所述之重組，除前身業務於一九九九年三月前已開發之應用230m之GPS技術外，貴公司已收購了所有資產與負債。因此，作出備考調整以沖回就應用230m之GPS技術發生之研究與開發費用。此外，貴公司已於二零零零年四月十七日與亦由北京大學控制之前身業務之一北京天橋北大青鳥科技股份有限公司（「北京天橋」）訂立一項技術特許權協議（見下文第7b節），據此，貴公司應於重組後向北京天橋支付GPS應用系統收益之3%作為專利費用。故此，作出備考調整以按收入計提使用該項技術之專利費用。

(ii) 貴公司作為一家外商投資企業，毋須繳納前身業務應付之政府附加稅費（見下文附註(e)），故作出備考調整以沖回政府附加稅費。

(b) 收益及收益成本

	一九九八年 人民幣	一九九九年 人民幣
收益		
網絡安全產品	–	6,066,286
聰明咭應用系統	206,214	2,475,912
無線火災警報系統	739,142	1,031,285
ASIC	–	683,137
GPS應用系統	2,083,646	162,614
小計	3,029,002	10,419,234
收益成本		
網絡安全產品	–	3,553,303
聰明咭應用系統	184,767	2,188,715
無線火災警報系統	515,500	662,759
ASIC	–	586,290
GPS應用系統	2,258,464	162,614
小計	2,958,731	7,153,681
毛利	70,271	3,265,553

截至一九九八年及一九九九年十二月三十一日止年度，五大客戶分別約佔 貴公司收益的93.1%及69.1%。

(c) 除稅前虧損

除稅前虧損已扣除（計入）下列各項：

	一九九八年 人民幣	一九九九年 人民幣
津貼收入	(237,999)	–
租賃物業之經營租賃	455,666	569,346
納入下項之固定資產折舊		
一收益成本	180,008	146,618
一研究與開發	619,394	934,942
一銷售、一般及行政	30,717	180,053
納入下項之員工成本		
一收益成本	476,049	443,394
一研究與開發	1,383,476	1,888,573
一銷售、一般及行政	414,943	1,123,259
存貨成本	2,792,085	6,223,681
專利使用費用	–	430,000
撇減存貨至可變現淨值	166,646	–
保修撥備	–	500,000
處置固定資產虧損	–	133,173
銀行存款利息收入	(15,918)	(13,080)
核數師酬金	–	–

(d) 關連人士交易

凡一間公司可直接或間接控制另一間公司或在財務或營運決策方面對另一間公司發揮重大影響力，則被視為關連公司。如該等公司均受同一公司控制或重大影響的，則亦被視為關連公司。

貴公司董事認為，貴公司與關連人士於有關期間進行之重大交易乃在一般業務過程中按有關合約所列明之條款或按預定訂價條款進行，有關詳情概述如下：

交易性質	關連人士名稱	關係	金額 一九九八年 人民幣	一九九九年 人民幣
計入經營業績：				
服務費（附註(i)）	微電子學研究所	最終控股股東北京大學的其中一系	576,000	–
租金支出（附註(iii)）	北京北大青鳥有限責任公司（「青鳥」）	北京大學控制之其中一間前身業務及發起人	399,000	416,000
計入有形資產淨值：				
存貨（附註(ii)）	北京大學	青鳥之聯營公司	–	609,000
遞延收入（附註(ii)）	天目	青鳥之聯營公司	–	10,000,000
	北京大學		–	760,000

持續交易：

(i) 截至一九九八年十二月三十一日止年度，貴公司已就微電子學研究所向貴公司租出設備及提供研究人員以發展其ASIC產品支付了約人民幣576,000元之服務費（見下文第7e節）。

(ii) 截至一九九九年十二月三十一止年度，貴公司分別與天目及北京大學圖書館簽訂關於建造GPS應用系統及無線火災警報系統的協議。於一九九九年十二月三十一日，該兩項項目之工程尚未完成。在約人民幣23,410,000元之總代價中，約人民幣10,760,000元已於一九九九年十二月三十一日收迄，並列作遞延收益。此外，約人民幣609,000元之項目成本已列作在製品。

非持續交易：

(iii) 截至一九九八年及一九九九年十二月三十一日止年度，貴公司已就租賃若干辦公室及生產場地向青鳥分別支付約人民幣399,000元及人民幣416,000元之租金。此等租賃安排其後於二零零零年四月終止。

(e) **稅項**

企業所得稅

企業所得稅乃按就財務報告目的之法定溢利提撥，並經就毋須課稅或不可扣稅之收支項目作出調整。 貴公司位於北京市新技術產業開發試驗區，並已註冊為高新科技企業，在經有關稅務當局批准後，應可享有15%之優惠企業所得稅稅率，且自首個營運年度起三年免繳企業所得稅，其後第四至第六年則享有50%減稅。

由於 貴公司於本報告所涵蓋之年度並無於有關司法權區賺得的應課稅溢利，故並無作出香港利得稅或中國企業所得稅之撥備。

於一九九九年十二月三十一日，概無因稅務目的計算之溢利與財務報表內列示之溢利兩者間存在重大時差而產生的遞延稅項。

增值稅

根據「中華人民共和國增值稅暫行條例」， 貴公司的增值稅銷項稅為於中國銷售或轉讓有形貨品、提供加工、維修及置換服務所收取費用之17%。於採購時所支付之增值稅進項稅可用以抵銷按經營收益所產出之增值稅銷項以釐定應付增值稅淨額。

營業稅

貴公司須就其於中國提供保養、支持及培訓服務收益計提營業稅。營業稅率為總收益5%。

政府附加稅費

於 貴公司成立前，注入 貴公司之業務須按應付增值稅淨額之若干百分比計算政府附加稅費。政府附加稅費已在備考財務資料中扣除。

(f) **每股虧損**

截至一九九八年及一九九九年十二月三十一日止年度之每股虧損乃根據年內虧損淨額及假設於該等年度已發行70,000,000股股份計算，猶如重組已於一九九八年一月一日進行。

(g) **董事及高級行政人員酬金**

(i) 已付予 貴公司董事之酬金詳情如下：

	一九九八年 人民幣	一九九九年 人民幣
執行董事		
袍金	—	—
其他酬金		
－基本薪金及津貼	325,750	379,750
非執行董事		
袍金	25,000	25,000
其他酬金		
－基本薪金及津貼	—	—
	350,750	404,750

於有關期間，所有董事的酬金均在零元至人民幣1,000,000元的範圍內。截至一九九八年十二月三十一日止年度，五位執行董事的酬金分別約為人民幣106,000元、人民幣72,250元、人民幣18,000元、人民幣67,250元以及人民幣62,250元，而於截至一九九九年十二月三十一日止年度，則分別約為人民幣106,000,元、人民幣72,250元、人民幣72,000元、人民幣67,250元及人民幣62,250元。

在有關期間內，概無任何董事放棄任何酬金。於有關期間內，概無已付或應付款項，作為加入　貴公司之獎勵或作為離職補償。

根據現行安排，截至二零零零年十二月三十一日止年度，應付予　貴公司董事的袍金及其他酬金總額約為人民幣890,000元。

(ii)　已付五位最高薪酬人士（包括董事及其他僱員）之酬金詳情如下：

	一九九八年 人民幣	一九九九年 人民幣
基本薪金及津貼	342,510	434,710
董事人數	3	3
僱員人數	2	2
	5	5

於有關期間內，五位最高薪酬人士之酬金均在零元至人民幣1,000,000元的範圍內。

於有關期間，　貴公司概無向五位最高薪酬人士支付任何酬金，以作為加入　貴公司之獎勵或離職補償。

除上文所披露者外，　貴公司於有關期間並無支付或應付予其董事之酬金。

(h)　退休福利

貴公司參予了一項由中國有關地方政府所統籌之定額供款退休計劃。所有中國員工均有權取得相當於其退休之日之最終基本薪酬之特定部份的退休年金。截至一九九九年十二月三十一日止兩個年度，　貴公司須按其中國員工之基本薪酬之19%對退休計劃作出特定供款，除每年的供款額外，並無其他退休後福利責任。根據該等安排，於截至一九九八年及一九九九年十二月三十一日止年度已付之退休計劃供款分別約為人民幣165,000元及人民幣574,000元。

(i)　利潤分配

根據中國有關法例及法規及公司章程，　貴公司須在抵銷任何過往年度之虧損後，將除税後溢利（根據按照中國會計準則所編製之財務報表而釐定）之10%及5%至10%，分別提取法定公積金及法定公益金。當法定公積金餘額達　貴公司股本50%時，則可選擇性地作進一步提取。法定公積金可用以抵銷以前年度之虧損（如有），並可以按現有股東之持股量向彼等發行新股或增加彼等當時所持股份之面值等方式轉換為股本，惟發行後餘額不得少於

股本的25%。法定公益金只可用於　貴公司員工集體福利的資本性項目，如興建職工宿舍、飯堂及其他員工福利設施。此等資本性項目之所有權仍歸　貴公司所有。除清盤外，此項基金不作分派。

此外，　貴公司可根據章程及董事會建議在溢利提取任意盈餘公積金，惟須獲股東大會批准。

根據公司章程，　貴公司於扣減本年度之儲備撥款後，根據中國公認會計準則及根據香港公認會計準則所申報之留存收益（以較低者為準）宣派股息。於一九九九年十二月三十一日，按兩種公認會計準則計算之留存收益之差額並不重大。

貴公司自註冊成立以來概無派付或宣派股息。

5. 有形資產淨值

以下為於一九九九年十二月三十一日之合併有形資產淨值概要，乃按上文第2節所述基準編製：

	附註	人民幣	港元
固定資產，淨額	*(a)*	8,479,541	7,981,496
流動資產			
存貨	*(b)*	1,972,006	1,856,180
預付款項及其他流動資產		317,521	298,871
應收賬款		3,188,596	3,001,314
現金及銀行存款		12,341,032	11,616,182
流動資產總額		17,819,155	16,772,547
流動負債			
遞延收益		(11,553,038)	(10,874,471)
應付稅項		(1,205,643)	(1,134,830)
應付賬款及預提費用	*(c)*	(2,161,504)	(2,034,548)
流動負債總額		(14,920,185)	(14,043,849)
流動資產淨額		2,898,970	2,728,698
有形資產淨值		11,378,511	10,710,194

為方便閱讀人士，人民幣款額已按二零零零年六月三十日之中國人民銀行所報之滙率1.00港元（「港元」）兑人民幣1.0624元換算為港元。人民幣不可自由兑換為其

他外幣。此不表示人民幣款額曾可或應可按二零零零年六月三十日之滙率或任何其他某一滙率兑換為港元。

附註：

(a) **固定資產，淨額**

	成本 人民幣	累計折舊 人民幣	賬面淨值 人民幣
裝修	465,115	(42,210)	422,905
機器設備	17,706,009	(10,863,169)	6,842,840
傢俬、固定裝置及辦公設備	430,808	(112,598)	318,210
汽車	570,504	(219,437)	351,067
電腦	815,511	(270,992)	544,519
	19,987,947	(11,508,406)	8,479,541

(b) **存貨**

	人民幣
原材料	685,405
在製品	927,754
製成品	354,190
低值易耗品及其他	4,657
	1,972,006

按可變現淨值列賬之存貨數額（包括在上述者）約為人民幣237,000元。

(c) **應付賬款及預提費用**

	人民幣
應付賬款	385,190
應付員工福利	696,200
應付專利使用費用	430,000
保修撥備	500,000
其他	150,114
	2,161,504

(d) **貴公司之有形資產淨值**

貴公司於二零零零年三月二十九日註冊成立。按上文第2節所述之基準，　貴公司於一九九九年十二月三十一日之有形資產淨值約為人民幣11,400,000元。

(e) **可供分派儲備**

於一九九九年十二月三十一日，　貴公司尚未註冊成立，故於該日並無可供分派予股東的儲備。

6. 承諾及或然事項

於一九九九年十二月三十一日，　貴公司就期限至二零零一年八月之一項不可撤銷經營租約的尚餘租賃承諾約為人民幣320,000元，就該項於一至兩年內屆滿之租約，其於未來十二個月應付之款項約為人民幣197,000元。於一九九九年十二月三十一日，　貴公司概無任何其他重大或然負債。在年結後，　貴公司從前身業務承擔了若干租約（見下文第7a節）及訂立了若干新租約（見下文第7g節）。

7. 結算日後事項

(a) 重組及業務轉讓

為籌備股份發售事項，前身業務於二零零零年四月十七日進行重組。根據重組，九名發起人之間訂立了發起人協議，以根據中國公司法成立　貴公司為一家中外股份制有限責任公司。於二零零零年四月十七日，有關發起人已經以現金形式繳足　貴公司全數人民幣70,000,000元的股本。

同時，　貴公司訂立了多份業務轉讓協議，據此，前身業務向　貴公司轉讓網絡安全產品、聰明咭應用系統、無線火災警報系統、ASIC及GPS應用系統等的所有業務及經營。　貴公司已支付合共約人民幣19,000,000元作為有關轉讓的代價。與前身業務訂立之業務轉讓協議載於招股章程附錄五B節。

而在另行與北京天橋、青鳥、深圳市北大青鳥科技有限公司及北京大學訂立之協議中，　貴公司承接所有關於開發聰明咭應用系統、出售GPS應用系統及服務及安裝無線火災警報系統之未完成合同。該等協議亦訂明有關將由　貴公司在深圳使用之物業之一份租約之轉讓。合同轉讓並無代價。

(b) 技術特許權協議

根據北京天橋與　貴公司於二零零零年四月十七日訂立的技術特許權協議，北京天橋同意授予　貴公司一項獨家特許權，可於十年內使用若干應用230M頻寬的GPS技術，以換取有關產品總銷售額的3%的專利使用費。此外，根

據北京市北大青鳥軟件系統公司(以下簡稱「青鳥軟件」)與 貴公司於二零零零年四月十七日訂立的JB-CASE技術特許權協議,青鳥軟件同意授予 貴公司一項非獨家特許權,無償使用有關JB-CASE的技術。

(c) 不競爭協議及商標特許權協議

根據二零零零年四月十七日訂立的不競爭協議,青鳥軟件及北京市北大宇環微電子系統工程公司(兩者均由北京大學全資擁有)、青鳥及北京天橋(以下統稱「四名國內發起人」)與北京大學各自同意不直接或間接從事或參與任何可能與 貴公司嵌入式系統業務直接或間接構成競爭的業務。此外,青鳥軟件已同意無償授予 貴公司使用其若干商標之特許權,為期十年。

(d) 技術合作及支持協議

根據二零零零年四月十七日訂立的技術合作及支持協議,四名國內發起人與北京大學同意按市場價格向 貴公司提供有關研究及開發嵌入式系統的持續技術合作及支持。

(e) 設備租賃協議

根據二零零零年四月十七日訂立的設備租賃協議,微電子學研究所同意按每小時人民幣120元的收費,租賃予 貴公司其若干設備,為期五年,而 貴公司亦同意以人民幣1,260,000元的年費,向微電子學研究所租賃其若干設備,為期五年。

(f) 總銷售協議

根據二零零零年四月十七日訂立的總銷售協議,北京天橋及天目分別同意向 貴公司購買其所有網絡安全產品及GPS應用系統及相關產品,為期十年。

(g) 租賃協議

貴公司訂立了多項期限至二零零二年十二月的租賃協議及租賃轉讓協議,尚餘承諾約為人民幣3,000,000元。

(h) 購股權計劃

貴公司的購股權計劃已於二零零零年七月五日獲股東以書面決議案批准。根據購股權計劃，董事會可酌情向　貴公司及其附屬公司（如有）的全職僱員授予購股權，惟總額不得超過授予當日　貴公司已發行股份的30%。然而，在相關中國法規有關限制中國國民認購或買賣H股的現行限制廢除或撤銷前，作為中國國民的僱員概無權行使購股權。

8. 期後財務報表

貴公司或組成　貴公司的任何前身業務概無就一九九九年十二月三十一日後任何期間編製經審核財務報表。此外，　貴公司或組成　貴公司的前身業務概無就一九九九年十二月三十一日後任何期間宣派、作出或派付股息。

此致

北京北大青鳥環宇科技股份有限公司
大福融資有限公司
列位董事　台照

安達信公司
執業會計師
謹啟

二零零零年七月二十日

以下為獨立物業估值師西門（遠東）有限公司就評估本公司於中國之物業權益於二零零零年四月三十日之價值而編製之函件、估值概要及估值證書全文，以供轉載於本招股章程。

Sallmanns 西門

CHARTERED SURVEYORS, PROPERTY CONSULTANTS
LAND, BUILDING, PLANT & MACHINERY VALUERS
FINANCIAL AND INTANGIBLE ASSET VALUERS

香港
灣仔
灣仔道165-171號
三聯大廈15樓

敬啟者：

吾等遵照　閣下指示，對北京北大青鳥環宇科技股份有限公司（「貴公司」）擁有權益之物業進行估值。吾等證實曾進行視察及作出有關查詢，並蒐集吾等認為必要之進一步資料，以便向　閣下呈報吾等對有關物業於二零零零年四月三十日之價值之意見。

吾等對物業之物業權益之估值乃吾等對公開市值之意見，所謂公開市值，就吾等所下定義而言，乃指「某項物業權益預期於估值之日，在下列假定情況下，以現金代價無條件完成出售時，可合理取得之最高價格：

(a) 有自願賣方；

(b) 於估值日之前，有一段合理時間（視乎物業之性質及市況而定）在市場進行適當推銷、協商價格及條款以及完成銷售；

(c) 於任何較早假定交換合約之日之市況、價值水平及其他情況均與估值之日相同；

(d) 不考慮具有特殊興趣準買家之任何追加出價；及

(e) 交易雙方在彼等知悉及在並非被逼之情況下審慎進行交易。

吾等之估值乃假定業主於公開市場將該等物業以其現存狀況求售，而並無憑藉遞延條款合約、售後租回、合營、管理協議或任何類似安排，以便提高該等物業之價值。

基於此公開市場估值法， 貴公司租用及佔用之物業權益並無商業價值，主要由於屬短期租賃性質或該等權益因並無顯著之租金盈利或證明其法定業權之證據不足夠而被禁止轉讓或分租或進行其他事項。

為評估中國物業權益時，吾等已遵守香港聯合交易所有限公司發出之創業板證券上市規則第8項應用指引所載之所有規定。

吾等並無進行詳細實地測量以核實有關物業之地盤面積之準確性，惟已假設交予吾等之文件及正式地盤圖則所載之地盤面積乃屬正確。根據吾等對類似中國物業權益之估值經驗，吾等認為所作假設乃屬合理。所有文件及合同均只用作參考，而所有尺寸、量度及面積皆為約數，並無進行實地測量。

吾等並無調查該等物業之業權，亦無仔細檢查業權文件正本，惟吾等已獲提供租予 貴公司之物業之租賃協議副本。

吾等在極大程度上倚賴 貴公司所提供之資料，並接納吾等就各事項獲給予之意見，如規劃批准、法定通告、地役權、年期、佔用詳情、租賃、租金、地盤及樓面面積，以及所有其他有關事項。

吾等曾視察隨附之估值證書所述物業之外貌，在可能情況下亦曾視察物業內部，並獲提供吾等進行估值所需之資料。然而，吾等並無檢查其結構，惟於進行視察時，

吾等並無發現任何表面嚴重損壞。然而，吾等無法呈報該等物業是否確無腐朽、蟲蛀或任何其他結構損壞。吾等亦無對任何設施進行測試。

吾等之估值並無考慮可能欠負之任何開支或稅項。除另有説明者外，吾等假定該等物業概不附帶可影響其價值之繁重產權負擔、限制及支銷。

吾等無理由懷疑　貴公司提供予吾等資料之真實及準確程度。吾等亦向　貴公司查詢，並獲　貴公司確認，所提供之資料並無遺漏任何重大事實。吾等認為所提供之資料足以令吾等達致知情觀點，並無理由懷疑有任何重要資料被隱瞞。

吾等之估值概述於下文，並隨函附奉估值證書。

此致

北京北大青鳥環宇科技股份有限公司
列位董事　台照

代表
西門(遠東)有限公司
董事
彭樂賢
BSc FRICS FHKIS
謹啟

二零零零年七月二十日

附註：彭樂賢先生乃是特許測量師，彼在評估香港、中國、英國及亞太區物業方面具備豐富經驗。

估值概要

第一類－貴公司於香港租用之物業權益

	物業	於二零零零年 四月三十日 貴公司應佔 公開市值 港元
1.	香港 中環 雲咸街8號 亞洲太平洋中心 7樓02室	無商業價值

第二類－貴公司於中國租用之物業權益

	物業	於二零零零年四月三十日貴公司應佔公開市值
2.	中國 北京 西城區 金融大街35號 國際企業大廈 A座17樓 1715-1717室	無商業價值
3.	中國 北京 海淀區 海淀路19-1號 中成大廈 1117及1119室	無商業價值
4.	中國 北京 崇文區 崇文門外大街3B號 新世界中心 北座辦公大樓 9樓16室	無商業價值

物業	於二零零零年四月三十日貴公司應佔公開市值 港元
5. 中國 深圳 南山區 市高新技術工業村 R3B6廠 1樓全層	無商業價值
總計	無

估值證書

第一類－貴公司於香港租用之物業權益

物業	概況	佔用詳情	於二零零零年四月三十日貴公司應佔公開市值 港元
1. 香港 中環 雲咸街8號 亞洲太平洋中心 7樓02室	該物業為位於一座27層高辦公室大樓7樓之一個辦公室單位。該大樓約於一九九七年落成。 該物業之總建築面積為1,608平方呎或左右。 該物業乃由　貴公司向一獨立第三者租用，年期由二零零零年六月一日起計兩年，月租為28,944港元（不包括冷氣費、管理費、政府差餉及其他支銷）。	於本招股章程刊發日期，該物業由　貴公司佔用作辦公室用途。	無商業價值

第二類－貴公司於中國租用之物業權益

物業	概況	佔用詳情	於二零零零年四月三十日貴公司應佔公開市值 港元
2. 中國北京西城區金融大街35號國際企業大廈A座17樓1715-1717室	該物業為位於一座20層高辦公室大樓17樓之三間辦公室。該大樓約於一九九八年落成。 該物業之總建築面積為420.38平方米或左右。 該物業由北京永峰貴和經貿有限公司租用之後再分租予 貴公司。租期由二零零零年四月十七日起至二零零二年十二月三十一日止，月租為每平方米建築面積11.50美元。	該物業現時由 貴公司佔用作辦公室。	無商業價值

附註：

1. 根據於一九九九年十二月二日訂立的租約，北京永峰貴和經貿有限公司（作為租戶）自北京明華置業有限公司（作為業主）租用該物業，由二零零零年一月一日起至二零零二年十二月三十一日。

2. 根據於二零零零年四月十七日訂立的轉租協議， 貴公司（作為分租租戶）自北京永峰貴和經貿有限公司租用該物業，租期由二零零零年四月十七日起至二零零二年十二月三十一日。

3. 據 貴公司中國法律顧問之意見認為：

   (i) 北京明華置業有限公司有權將該物業租予北京永峰貴和經貿有限公司。

   (ii) 北京永峰貴和經貿有限公司有權將該物業分租予 貴公司。

   (iii) 上述租賃及分租安排乃屬合法且具約束力。

物業	概況	佔用詳情	於二零零零年四月三十日貴公司應佔公開市值 港元
3. 中國北京海淀區海淀路19-1號中成大廈1117及1119室	該物業為位於一座14層高辦公室大廈11樓之兩個辦公室單位。該大廈約於一九八九年落成。 該物業之總建築面積大約為150平方米。 該物業由北京北大青鳥有限責任公司租用之後再轉讓租約予 貴公司。租期由二零零零年四月十七日起至二零零零年十一月三十日止，月租為人民幣 22,813元。	該物業現時由 貴公司佔用作辦公室。	無商業價值

附註：

1. 根據於一九九九年十二月一日訂立的租約（「租約」），北京北大青鳥有限責任公司自北京中成大廈物業開發有限公司租用該物業，由一九九九年十二月一日起至二零零零年十一月三十日。

2. 根據北京北大青鳥有限責任公司與 貴公司於二零零零年四月十七日訂立之合同轉讓協議書（「合同轉讓協議書」），北京北大青鳥有限責任公司向 貴公司轉讓其在租約內之全部權利及責任。

3. 根據北京中成大廈物業開發有限公司於二零零零年四月十八日發出之同意函，北京中成大廈物業開發有限公司已確認及同意轉讓租約。

4. 根據 貴公司中國法律顧問之意見：

   (i) 北京中成大廈物業開發有限公司有權將該物業租予北京北大青鳥有限責任公司。

   (ii) 北京北大青鳥有限責任公司有權將租約轉讓予 貴公司。

   (iii) 租約及合同轉讓協議書乃具有法律效力及約束力。

物業	概況	佔用詳情	於二零零零年四月三十日貴公司應佔公開市值 港元
4. 中國北京崇文區崇文門外大街3B號新世界中心北座辦公大樓9樓16室	該物業為位於一座16層高辦公室大廈9樓之一個辦公室單位。該大廈約於一九九六年落成。 該物業之總建築面積約為288.92平方米。 該物業由北京市北大青鳥軟件系統公司租用之後再分租予 貴公司。租期由二零零零年四月十七日起至二零零二年十一月二十四日止，月租為每平方米11.0美元。	該物業現時由 貴公司佔用作辦公室。	無商業價值

附註：

1. 根據於一九九九年十一月二十二日訂立的租約，北京市北大青鳥軟件系統公司（作為租戶）自北京崇文•新世界房地產發展有限公司及中國新世界電子有限公司（作為業主）租用該物業，由一九九九年十一月二十五日起至二零零二年十一月二十四日。

2. 根據於二零零零年四月十七日訂立的轉租協議， 貴公司（作為分租租戶）自北京市北大青鳥軟件系統公司租用該物業，租期由二零零零年四月十七日起至二零零二年十一月二十四日。

3. 據 貴公司之中國法律顧問意見認為：

    (i) 北京新世界電子有限公司及北京崇文•新世界房地產發展有限公司有權將該物業租予北京市北大青鳥軟件系統公司。

    (ii) 北京市北大青鳥軟件公司有權將該物業分租予 貴公司。

    (iii) 上述租賃及分租安排乃屬合法且具約束力。

物業	概況	佔用詳情	於二零零零年四月三十日貴公司應佔公開市值 港元
5. 中國深圳南山區市高新技術工業村R3B6廠1樓全層	該物業為位於一座7層高工業大廈1樓全層。該大樓約於一九九七年落成。 該物業之總建築面積為546.76平方米或左右。 該物業由深圳市北大青鳥科技有限公司租用之後再轉讓租約予 貴公司。租期由二零零零年四月十七日起至二零零一年八月十五日止，月租人民幣16,403元。	該物業現由 貴公司佔用作研究、發展及製造用途。	無商業價值

附註:

1. 根據於一九九九年八月十七日訂立的租約(「租約」)，深圳市北大青鳥科技有限公司自深圳市高新技術工業村發展公司租用該物業，由一九九九年八月十六日起至二零零一年八月十五日。

2. 根據深圳市北大青鳥科技有限公司與 貴公司於二零零零年四月十七日訂立之合同轉讓協議書(「合同轉讓協議書」)，深圳市北大青鳥科技有限公司向 貴公司轉讓其在租約內之全部權利及責任。

3. 根據深圳市高新技術工業村發展公司於二零零零年四月二十日發出之同意函，深圳市高新技術工業村發展公司已確認及同意轉讓租約。

4. 根據 貴公司中國法律顧問之意見:

   (i) 深圳市高新技術工業村發展公司有權將該物業租予北京北大青鳥有限責任公司。

   (ii) 深圳市北大青鳥科技有限公司有權將租約轉讓予 貴公司。

   (iii) 租約及合同轉讓協議書乃具有法律效力及約束力。

本附錄載述中國法律及司法制度、仲裁制度與其公司及證券法規的若干內容的概要。本附錄亦載述若干香港法律及監管規定的概要，包括中國公司法與香港公司條例之間的若干重大分別、上市規則的若干規定及香港聯交所要求載入中國發行人的公司章程的附加條文的概要。

1. 中國法律及法規

(a) 中國法律制度

中國法律制度以中國憲法為基礎，由成文法律及法規、規章及地方法律、法規、特別行政區的法律和中國締結的國際條約等組成。儘管法院判例往往用作審判參考及指示，但不構成具有約束力的先例。

中國全國人民代表大會（「全國人大」）及全國人民代表大會常務委員會獲得憲法授權行使國家立法權力。全國人大有權修改中國憲法、制定及修改監管國家機關、民事和刑事等事項的基本法律。全國人大常務委員會有權解釋、制定和修改法律（惟應當由全國人大制定的法律除外）。

國務院是國家最高行政機關，有權制定行政條例及法規，國務院屬下各部委亦有權在各自的權限範圍內頒布命令、指示及規章。國務院及其各部委的所有行政法規、規章、指示及命令不得與中國憲法及其他由全國人大制定的國家法律相抵觸。若有任何抵觸，全國人大常務委員會有權撤銷該等行政法規、規章、指示和命令。

地方省級及直轄市級人民代表大會及其各自的常務委員會可制定地方法規及規章，而人民政府亦可頒布適用於所轄區的行政規章及指示，惟該等地方法律及法規不可與中國憲法、國家法律及國務院頒布的行政法規及規章相抵觸。

國務院及其下各部委或省級或直轄市級人民政府，可制定和頒布試驗性

規則、法規或指示。待汲取足夠經驗後，國務院可向全國人大或全國人大常務委員會提交適用全國的法律草案，供其審議。

全國人大常務委員會解釋法律的權力乃由中國憲法授予。根據一九八一年六月十日通過的《全國人民代表大會常務委員會關於加強法律解釋工作的決議》，最高人民法院除有權就特定案例作出特定詮釋外，亦有權就審判過程中法律的適用作出全面詮釋。國務院及其各部委亦有權就各自頒布的行政法規和規章作出解釋，地方立法機關和行政機關亦有權就其頒布的地方法規和行政規章作出解釋。

該等解釋均具有法律效力。

(b)　司法制度

人民法院為中國的司法機關。根據中國憲法及《中華人民共和國人民法院組織法》，人民法院由最高人民法院、地方人民法院、軍事法院及其他專門人民法院組成。地方人民法院分為三級，即為基層人民法院、中級人民法院和高級人民法院。基層人民法院分為民事審判庭、刑事審判庭、經濟審判庭及行政審判庭等；中級人民法院除設立與基層人民法院相類似的審判庭，並按需要設立其他專門審判庭（如知識產權審判庭等）。較低級人民法院的審判活動須受較高級的人民法院監督，人民檢察院亦有權監督同級和較低級人民法院的民事訴訟活動。最高人民法院為中國最高司法審判機關，負責監督各級人民法院的審判活動。

人民法院實行兩級終審制度。倘若當事人對地方人民法院第一審判決或裁定不服，可在判決或裁定生效前向上一級人民法院提出上訴，而同級或上一級人民法院所作的第二審判決或裁定為終審並具約束力。最高人民法院所作的第一審判決或裁決為終審並具約束力。但是，倘最高人民法院或較高級人民法院發現任何已具法律效力的下級人民法院的判決或裁定出錯，或人民法院法官發現法院作出的已生效判決或裁決出錯時，可以根據審判監督程序進行重審。

中國民事訴訟受一九九一年四月九日頒布的《中華人民共和國民事訴訟法》(「民事訴訟法」)監管。該訴訟法對提出民事訴訟、人民法院司法管轄權、提出民事訴訟後之程序、審判程序和執行民事裁定或判決程序等方面均有規定。所有在中國境內提出民事訴訟的人士均須遵從民事訴訟法。民事訴訟案件一般由被告人住所地之法院聆訊。合約訂約人亦可以合約訂明司法權區,惟擁有司法權之人民法院須位於原告或被告住所地、簽訂或履行合約或訴訟標的物所在地,而不得違反民事訴訟法所規定的法院等級制度和管轄權規例。外藉國家或外國企業享有與中國公民或法人同等的訴訟權利及義務。如外國法院對中國的公民及企業的訴訟權利實施限制時,中國法院亦將對該國的公民及企業實施相同的限制。若民事訴訟之任何一方拒絕遵守由人民法院作出的判決或裁定或中國仲裁機構作出的裁決,則另一方可向法院申請強制執行該判決、裁定或裁決,但申請該強制執行的權利是有期限的。若訴訟其中一方為個人,則期限為一年。如訴訟雙方為法人或其他機構,則期限為六個月。倘訴訟一方沒有在指定時間內執行經法院批准強制執行的判決,則法院可在任何一方提出申請後,強制執行該判決。

倘有一方尋求對本身或其財產不在中國境內的人士強制執行人民法院的判決或裁定,可向對該案件有司法權的外國法院申請承認與強制執行該判決或裁定。按互惠原則或如中國與有關外國締結或者參加的國際條約,外國的判決或裁定亦可由人民法院依中國審判程序承認及執行,惟法院認為承認或執行該判決或裁定將違反中國法律的基本原則及有損中國主權、公共安全或社會與公眾利益者除外。

(c) 仲裁及仲裁裁決的執行

《中華人民共和國仲裁法》(「仲裁法」)由全國人大常務委員會於一九九四年八月三十一日頒布,並於一九九五年九月一日生效。倘若涉及貿易糾紛中外各方已訂立書面協議,訂明可將糾紛事項呈交根據仲裁法組成的仲裁委員會仲裁,在此情況下仲裁法亦適用。仲裁法規定,於中國仲裁協會頒布仲裁規例前,仲裁委員會可以根據仲裁法及中國民事訴訟法制定暫行仲裁規定。倘有關方面已訂有以仲裁作為解決糾紛方法的協議時,如任何一方向人民法院提出起訴,人民法院將拒絕受理該訴訟。

上市規則及必備條款規定,在香港上市之公司的仲裁條款須載入公司章程,而上市規則更規定公司與各董事或監事訂立的合約,均須載有仲裁條款,該等規定表明,若(i)境外上市外資股持有人與公司及其董事或監事;或(ii)境外上市外資股持有人與公司董事、監事、經理或其他主管人員;彼此間基於公司章程或中國公司法或其他有關法律與行政法規簡述或訂明的任何權利或義務發生與公司事務有關的糾紛或索償,有關各方須把該項糾紛或索償仲裁事項提交中國國際經濟貿易仲裁委員會(「經貿仲裁委」)或香港國際仲裁中心(「香港仲裁中心」)進行仲裁。如申請仲裁或索償之一方選擇香港仲裁中心仲裁,則任何一方可申請在深圳根據香港仲裁中心之證券仲裁規則進行仲裁。經貿仲裁委乃中國一家涉外仲裁機構。經貿仲裁委設於北京,於深圳及上海亦設有分會。

根據仲裁法及中國民事訴訟法,仲裁的裁決是最終的,對各方均具有約束力。倘其中一方未能遵守仲裁決定,則另外一方可向法院申請強制執行該仲裁決定。倘仲裁程序或仲裁委員會之組成存在若干不合法律規定之處,或仲裁決定超出仲裁協議之範圍或仲裁委員會之管轄範圍,則法院可拒絕執行由仲裁委員會作出的仲裁決定。

倘有一方尋求對本身或其財產不在中國境內的人士執行中國外國事務仲裁機構仲裁決定,則可向對該案件擁有司法權的海外法院申請強制執行。同樣,中國法院可根據互惠原則或已由中國簽訂或參與的任何國際公約,確認及執行由海外仲裁機關作出的裁決。一九八六年十二月二日全國人大常務委員會通過

決議案，中國加入於一九五八年六月十日開始生效的「承認及執行外國仲裁裁決公約」(「紐約公約」)。紐約公約規定，紐約公約簽訂國對紐約公約另一簽訂國的所有仲裁裁決均予承認及執行，惟各國保留在若干情況下(包括執行仲裁決定違反該國之公共政策的情況)，拒絕執行的權利。全國人大常務委員會於中國加入該公約時同時宣稱，(i)中國只會在互惠原則的基礎上承認和執行外國仲裁決定，及(ii)中國只會對中國法律視為因契約性和非契約性的商業法律關係而引起的糾紛引用紐約公約。

(d) 稅項

(a) 適用於股份有限公司的稅項

1. 股份有限公司稅項

(1) 所得稅

根據自一九九四年一月起生效，由國務院頒布之《中華人民共和國企業所得稅暫行條例》，所有中國公司(包括國有企業、集體企業、私有企業、股份有限公司及其他公司)，除外商投資企業及外國公司外，均須就彼等所生產貨品及業務活動產生的應課稅收入，按33%之稅率繳納所得稅。然而，根據國務院所頒布之任何新法規，所得稅可獲寬減。

(2) 增值稅

根據由一九九四年一月一日起生效的《中華人民共和國增值稅暫行條例》及由一九九四年一月一日起生效的《中華人民共和國增值稅暫行條例實施細則》，從事出售或提供加工、保養及替換與於中華人民共和國境內進口貨品之所有單位及個

人均須繳納增值税。當地税務局核實之「一般納税人」，一般需按基本增值税税率17%繳交增值税。當地税務局核實之「小額納税人」則需繳交6%增值税。

(3)　營業税

根據由一九九四年一月一日起生效的《中華人民共和國營業税暫行條例》及由一九九三年一月二十五日起生效的《中華人民共和國營業税暫行條例實施細則》，於中華人民共和國境內提供須繳税勞動服務、無形資產轉讓或銷售不動產之所有單位和個人須按照其營業收入額繳納3%至20%之營業税。

(b)　股東的税項

(i)　股息税

在一九九三年七月二十一日，國家税務局透過《國家税務局關於外商投資企業、外國企業和外籍個人取得股票（股權）轉讓收益和股息所得税收問題的通知》（「税務通知」）確認海外投資者就國內上市內資股及境外上市股份，如H股（H股指由中國境外公司發行並以外幣訂值之股份），所收取的股息免繳預扣税原應繳付的20%適用税率）。

一九九三年十月三十一日，當局頒布關於修改《中華人民共和國個人所得税法》的決定（「修改」），並於一九九四年一月一日生效。該修改規定，所有在以往宣布而與該修改出現矛盾的税務法規將失效。根據該修改，任何非中國居民的外籍人士自H股所收取的股息須繳納20%預扣税。於一九九四年七月二十六日，國家税務局頒布《關

於外籍個人持有中國境內上市公司股票所取得的股息有關稅收問題的通知》(「通知」),據此,持有中國上市公司海外股份(包括H股)及/或國內上市外資股的外籍人士自中國上市公司取得的股息或其他分派暫時可免繳個人所得稅。

因此,根據現行中國法律及法規,任何外國企業或外籍人士所持H股的股息或其他分派毋須繳納預扣稅。倘稅務通知和通知撤回,該等股息或分派須繳納20%預扣稅,惟可根據適用的避免雙重徵稅條約獲得減稅。

(ii) 股份轉讓稅

雖然當局於一九九四年一月二十八日頒布了《中華人民共和國個人所得稅法實施條例》(「實施條例」),規定個人從出售股本證券所得收益須付20%所得稅,並授權財政部草擬徵稅機制的詳盡規則,稅務通知豁免H股持有人就出售H股所得收益繳納資本收益稅。於一九九四年六月二十日,財政部及國家稅務局共同發出《關於股票轉讓所得暫不徵收個人所得稅的通知》,豁免在一九九四年及一九九五年對轉讓股份所得收益徵收個人所得稅。於一九九六年二月九日,財政部及國家稅務局再共同發出《關於股票轉讓所得一九九六年暫不徵收個人所得稅通知》,豁免在一九九六年對轉讓股份所得收益徵收稅款。於一九九八年三月三十日,中國財政部及國家稅務局共同發出《關於個人轉讓股票所得繼續暫免徵收個人所得稅之通知》,自一九九七年起豁免個人繳付轉讓股票的所得稅。

根據稅務通知,外國企業所得的豁免不受實施條例影響,現仍生效。

(iii) 徵稅條約

倘預扣稅須按上文(i) 或(ii)所述而繳納，在中國並無設立機構或辦事處的外國企業及所居國家與中國訂有避免雙重徵稅條約的非中國個別投資者，可獲減免繳付就股息向投資者所徵收的預扣稅。目前，中國與多個國家，包括澳洲、加拿大、法國、德國、日本、馬來西亞、荷蘭、新加坡、英國及美國均有訂立避免雙重徵稅條約。

(iv) 印花稅

由於《關於股份制試點企業稅收問題的暫行規定》及《中華人民共和國印花稅暫行規定》於一九八八年十月一日起生效，轉讓中國境內上市內資股須繳納中國印花稅。然而，轉讓至中國境外的H股則豁免繳納中國印花稅。

(v) 遺產、繼承或禮品稅

目前，中國並無任何遺產、繼承或禮品稅。

(e) 外滙管制

自一九九三年以來，中國外滙管制制度推行多項大改革。

一九九三年十二月二十八日，中國人民銀行(「人民銀行」)經國務院批准後發布《中國人民銀行關於進一步改革外滙管理體制的公告》，並於一九九四年一月一日生效。其他主要法規及施行方案包括國務院於一九九六年一月二十九日頒布並於一九九六年四月一日起生效的《中華人民共和國外滙管理條例》和人民銀行於一九九六年六月二十日頒布於一九九六年七月一日起生效的《結滙、售滙及付滙管理規定》。該等規定載有規管中國國內企業、個人、經濟組織和社會團體結匯、售匯及付匯的詳細條款。

根據此等新條例，先前的人民幣雙軌滙率制度已予以廢除，取而代之乃主要按供求而定的統一浮動率制度。人民銀行在每個銀行營業日公布人民幣兑主要外幣的滙率。該滙率乃參照前一日人民幣兑主要外幣於銀行同業外滙市場的交易價而釐定。

一般而言，國內所有機構及個人，包括外資企業，均須將其外滙收入滙到中國。中國企業除獲特別批准外，經常性外滙收入一般須售予指定銀行；另一方面，外資企業可保留若干百分比的經常性外滙收入，並將所保留的款額存入在指定銀行開立的外滙銀行帳戶。資本外滙收入必須存入指定銀行的外滙銀行帳戶，且一般保留於該帳戶內。

目前，中國購買外滙的管制已經放寬。如任何企業需要外滙以完成其經常性業務(如貿易業務及支付僱員薪金)，可向指定銀行購買外滙，惟須出示有關證明文件予以證明。

此外，倘任何企業需要外滙以派付根據適用規例以外幣支付的股息，如外資企業向其外方投資者分派溢利，則在清繳此等股息的税項後，即可向其存於指定銀行的外滙銀行賬戶中提取所需款項，而倘外滙資金數額並不足夠，該企業可在向指定銀行出具其利潤分派方案的董事會決議案後，購入所需的額外外滙。

雖然對往來賬戶交易的外滙管制有所放寬，但任何企業借取外幣貸款或提供任何外滙擔保或在中國境外進行任何投資或進行涉及購買外滙的任何其他資本賬戶交易，仍須先徵得外滙管理局的批准。

當進行實際外滙交易時，指定銀行可根據人民銀行公布的滙率並在若干限制之規限下自由釐定適用滙率。

根據舊有制度而享有的外滙配額將被逐步淘汰，配額持有人可於指定期間內利用剩餘的外滙配額透過調劑中心購買外滙。

(f) 公司法

一九九三年十二月二十九日，全國人大常務委員會頒布《中華人民共和國公司法》(「中國公司法」)，該法律已於一九九四年七月一日開始生效。於實施中國公司法前，股份有限公司的設立和管理受國家體改委於一九九二年五月十五日頒布的《關於股份有限公司的規範意見》(「規範意見」)監管。規範意見現已被中國公司法取代。根據規範意見成立的股份有限公司的法定地位可予保留，而此等公司必須符合公司法的條款，並於一九九六年十二月三十一日前申請重新登記。國務院於一九九四年八月四日依據中國公司法第85條和155條通過《境外上市的特別規定》，中國證券委和國家體改委聯合於一九九四年八月二十七日頒布《到境外上市公司章程必備條款》(「必備條款」)，該條款規定凡於境外證券交易所上市之公司的公司章程應具備之條款內容。

以下所載為中國公司法、特別規定及必備條款的條文概要：

(i) 總則

中國公司法監管兩類公司，即於中國註冊成立的有限責任公司以及於中國註冊成立的股份有限公司。兩者均具企業法人地位。

有限責任公司股東對公司承擔的責任以其出資額為限，而公司須向其債權人就其擁有資產的總額承擔責任。股份有限公司乃指其全部資本分成面值相同的股份，股東以其認購之股份數額為限對公司承擔責任，而公司須向其債權人就其擁有資產的總額承擔責任。

公司可投資於其他有限責任公司及股份有限公司。除國務院授權的投資公司和控股公司外，向其他股份有限公司及有限責任公司的總投資額不得超過公司淨資產的50%。必備條款規定公司可於取得國務院授權的公司審批部門批准後，成為一間控股公司。

(ii)　註冊設立

根據中國公司法，股份有限公司可採取發起方式或公開發售方式設立。

以發起方式設立的公司指為設立股份有限公司，由公司發行的股份完全由其發起人認購。若公司以公開發售方式設立，則發起人須認購不得少於該公司將予發行股份總額的35%，而餘下已發行股份則必須予以發行以供公眾人士認購。

按照中國公司法，股份有限公司必須由最少五名以上發起人設立，其中須有過半數的發起人在中國境內居住。與股份有限責任公司不同，有限責任公司的股東人數為二個以上五十個以下。國有企業以公開發售方式改組為股份有限公司，發起人數目可少於五名。

根據境外上市特別規定，國有企業或主要為國有資產的企業可按照有關規定改組為可邀請境外投資者認購股份的股份有限公司。此等公司如以發起方式予以成立，發起人的數目可少於五名；且該等公司一經註冊設立，即可發行H股。

(iii)　成立公司的程序

股份有限公司的成立，必須經過國務院授權的有關政府部門或省級人民政府批准。

就以發起方式設立的公司而言，發起人須於就根據公司章程將予發行股份完成書面認購後即時全數繳足股款，透過以工廠物業、非專利科技及土地使用權以作為將予發行股份股款的，應當依法辦理轉移此等業權的法律手續。當發起人支付所有認購款項後，發起人可選舉董事會及監事會成員。公司董事會須向工商行政管理局提呈包括設立公司之批准文件、公司章程及資本審核證書等證明文件，為公司辦理登記手續。

有關公開發售募集方式成立的公司，透過以工廠業權及非專利科技作為將予發行股份股款的，不得超過公司註冊股本百分之二十（20%）。倘國有企業轉換為股份有限公司，不可以低價將國有資產換取股份，即以低於現有市價出售，或轉讓予任何人士而不收取代價。發起人必須向國務院有關證券管理機關提呈公開發售的申請連同其他證明文件，包括(i)公司章程草案；(ii)招股章程；(iii)收款銀行資料；(iv)包銷商名稱及包銷協議；(v)成立公司之批文；(vi)發起人名稱、發起人認購之股份數目，所作出之投資及股本核實證明；及(vii)業務預測報告。發起人必須在取得有關證券監管機關之批准後，始可向公眾發售股份。

發起人須在發行股份繳足後三十天內召開公司創立大會。須在創立大會上處理的事項包括（其中包括）通過公司章程、選舉公司董事會成員、監事會成員及審核發起人為換取公司的股份而注入資產的價值。在創立大會後三十天內，公司董事會須向工商行政管理局提呈所需文件，為公司辦理登記手續。

公司設立之日乃指其獲得工商行政管理局發給其營業執照之日。以公開發售方式成立之股份有限公司於成立後向國務院有關證券管理機關報告其股份認購以記錄在案。

(iv) 發起人的責任

根據中國公司法，公司的發起人須共同承擔以下責任：

(1) 當公司成立，聯合承擔支付有關設立該公司而產生的費用和債務；

(2) 如公司不能成立，聯合承擔向認購人償還股款連同按銀行同期儲蓄存款利率計算的利息；及

(3) 就公司設立過程中由於發起人的過失導致公司蒙受的損失而向公司賠償。

依據於一九九三年四月二十二日由國務院頒布的《股票發行與交易管理暫行條例》（「暫行條例」），公司的發起人須就招股章程內容的準確性共同承擔連帶責任，以確保招股章程概無載有任何具誤導成份的陳述或遺漏任何重大資料。

(v) 股份

(aa) 註冊股本

公司的註冊股本即公司於工商行政管理局登記的繳足股本總額。股份有限公司的註冊股本最低數額為人民幣10,000,000元。股份獲有關證券管理機關授權於證券交易所上市的公司的註冊資本不得少於人民幣50,000,000元。公司的註冊資本須分成每股面值相等的股份。

(bb) 配發及發行股份

股份必須按公開、公正及公平原則予以發行。相同類別股份必須附帶同等權益。倘股份同時發行，同一類股份的配發條款（包括認購價）必須完全相同。任何企業或個人認購股份有限公司之股份須就每股股份支付相同價格。

股份可按面值或溢價發行，但不得以低於面值發行。按溢價發行的股份必須獲得國務院證券管理機關批准。按溢價發行股份所產生的溢價款項將提撥往公司的資本累計基金。

(cc) 記名或不記名股份

股份可以記名或不記名方式發行。向公司發起人、國家授權投資的機構及法人發行的股份必須為記名方式，且以發起人、國家授權投資機關或法人名義持有。該等股份不可以任何其他名稱或代表人之名稱登記註冊。發行予公眾人士的股份可為記名或不記名方式。境外上市特別規定和必備條款規定，向境外投資者發行並境外上市的股份應以記名方式發行，以人民幣標明面值，並以外幣認購。

依據境外上市特別規定和必備條款，向境外投資者（包括香港、澳門和台灣地區的投資者）發行並在境外上市的股份稱為「境外上市外資股」，而該等向中國境內（除上述地區以外）的投資者發行的股份為「內資股」。

國務院獲授權制定有關發售股份之細則。經國務院證券監管部門批准，股份有限公司可向境外公眾人士發售股份。根據境外上市特別規定，除規定將予包銷之股份數目外，包銷協議可在經中國證券委事先批准後，在包銷中訂明條文，預留不多於境外上市外資股15%的股份，作為根據境外上市特別規定發售股份總數的部分。

公司須就以記名方式發行的股份存置股東名冊。股東名稱及住址、各股東所持股數以及股東成為有關股份持有人的日期等資料均須記載於名冊內。

倘發行不記名股份，公司須記錄已發行的不記名股份數量、每股不記名股份的編號及每股不記名股份的發行日期。

(vi) 增加股本

根據中國公司法，任何股份有限公司可在符合下列條件下以發行H股方式增加股本：

(1) 前次發行的股份認購須繳足股款，並與前一次股份發行日期相隔一年以上。然而，根據境外上市特別規定，倘公司透過發行境外上市外資股增加資本，則與前一次發行股份的相隔期間可以少於12個月；

(2) 公司須於緊接發行H股前三個年度均有利潤，並有足夠可分派利潤派發股息；

(3) 公司須於緊接發行H股前三個年度內財務及會計報表並無記載任何虛假資料；及

(4) 公司預期股息率高於同期銀行儲蓄存款利率。

發行H股須經股東於股東大會上批准。經股東批准後，公司董事會亦須取得國務院授權的部門或省級人民政府的批准。倘公司以公開發售方式發行股份，則亦須取得國務院有關證券管理機關的批准。完成認購H股後，公司必須向工商行政管理局登記增加註冊股本，並作出公告。

(vii) 削減股本

在註冊資本最低規定的限制下，股份有限公司可依據下列程序削減其註冊股本：

(1) 公司須編製資產負債表及詳盡之資產報表；

(2) 削減註冊資本必須經股東於股東大會上批准；

(3) 須於有關批准削減股本的決議案獲削減通過後十天內通知其債權人擬削減股本事宜，並於三十天內在報章刊發擬股本削減的公布至少三次；

(4) 公司債權人有權於法定期限內要求公司償還債項或於債項人接獲通知之日後三十日內或（倘概無接獲通知）於公布作出之日後起計九十日內提供償還債項的擔保；及

(5) 公司必須向工商行政管理局申請登記削減註冊股本。

(viii) 購回股份

除因削減公司註冊股本而註銷股份或與持有公司股份的另一公司合併或法律及行政法規所許可的其他情況外，公司不得購買本身的股份。必備條款規定，在根據公司章程取得所需批准及經有關監管機關批准後，公司可為前述的目的，通過向公司股東提出全面收購或在證券交易所上購買或以場外合約形式購回本身已發行的股份。

根據中國公司法，公司必須在購回本身的股份後十日內依照適用法律及行政法規註銷所購回部分的股份，登記股本之變動，並於其後刊行公告。

(ix) 股份轉讓

股份可依據有關法律及法規而轉讓。

股東僅可於依法設立的證券交易所辦理其股份轉讓手續。記名股份可於股東在股票背頁上簽署後或以適用法律及行政法規所指定的任何其他方式予以轉讓。

於公司設立後三年內，發起人不得轉讓其公司股份。公司董事、監事及經理不得於彼等任職該公司期間轉讓其公司股份，並應宣布其於公司的持股量。

中國公司法中並無有關公司單一股東的持股量百分比限制的規定。

(x) 股東

根據中國公司法及必備條款，股東的權利包括：

(1) 親自或委派代表出席公司股東大會，與及親自或委派代表於會上投票的權利；

(2) 查閱公司章程、股東大會會議記錄和公司財務報告及對公司的業務提出建議及質詢的權利；

(3) 根據法律在依法設立的證券交易所轉讓其持有股份的權利；

(4) 於公司清盤時按其持股的比例收取剩餘資產的權利；及

(5) 倘股東大會或董事會通過的決議案違反法律或行政法規或侵犯股東合法權益，有權向人民法院提起訴訟。

股東須就其所認購股份數額向公司承擔責任。

股東可享有公司章程所指定的該等其他權利，並須承擔指定的該等其他義務。

(xi) 股東大會

(aa) 股東於股東大會上的權力

股東大會是公司的權力機構，並可行使下列職權：

(1) 決定公司的經營方針和投資方案；

(2) 選舉或罷免董事及由股東代表出任的監事，釐定董事及監事薪酬及決定有關董事及監事之事宜；

(3) 審議批准董事會與監事會的報告；

(4) 審議批准公司每年財務預算及會計方案；

(5) 審議批准利潤分配方案及彌補虧損方案；

(6) 批准增加或削減公司註冊股本；

(7) 批准公司發行債券；

(8) 批准公司合併、分立、解散和清算等事項；及

(9) 批准對公司章程的修訂。

(bb) 股東週年大會與股東特別大會

股東大會可分股東週年大會與股東特別大會。股東週年大會必須每年舉行一次。股東特別大會乃指股東週年大會以外的股東大會，須於下列任何情況發生後兩個月內召開：

(1) 董事人數不足中國公司法或公司章程所定人數的三分之二；

(2) 公司累積虧損達其總繳足股本三分之一；

(3) 持有公司股份百分之十以上的股東提出請求；或

(4) 董事會或監事會認為需要召開大會。

(cc) 召開股東大會程序

根據中國公司法股東大會須由董事會召開，由董事會主席主持。股東大會通告應於不少於該會議日期前三十日發給所有股東。擁有已發行不記名股份的公司最遲須於會議舉行前四十五日作出股東大會公告通知。根據特別規定及必備條款，須給予股東四十五天之股東大會公告，公告須載明會議審議的事項及會議日期與地點。

根據特別規定和必備條款，擬出席股東大會的股東應於會議召開前二十日，將出席會議的書面回覆送達公司。根據境外上市特別規定，在公司的股東週年大會中，持有公司5%或以上的表決權的股東，

有權以書面形式向公司提出新決議案以供審議，而公司須將屬於股東大會權力範圍內的任何建議決議案納入該次會議的議程中。

中國公司法中並無關於股東大會法定人數的規定。境外上市特別規定及必備條款規定，若公司於建議召開會議日期前二十日收到持有公司表決權50%以上之股東發出書面回覆，表示擬出席該會議時，公司可舉行股東大會。在不足50%的情況時，若公司於收取回覆的最後日期後五日內以公告形式通知股東有關會議將審議的事項、會議日期和地點，則公司可召開股東大會。

凡出席股東大會的股東每持有一股股份均擁有一表決權。股東可委任代表出席股東大會並於會上代其投票。在股東大會上提呈的普通決議案，必須取得股東或委任代表所持表決權的半數或以上，方可通過下列決議案：(i)修改公司章程；(ii)公司合併、分拆或解散事宜；(iii)公司增加及削減股本發行任何種類的股份、債券及證券；及(iv)由股東大會以普通決議案通過，認為會對公司有重大影響並應以特別決議案通過的其他事項，經持有表決權的三分之二或以上股東通過。

倘類別股東的類別權利有改變或廢除，按必備條款規定須舉行類別大會。內資股持有人及境外上市外資股持有人均視為不同類別的股東。

(xii) 董事

(aa) 董事會

股份有限公司董事會應由五至十九名董事組成。董事任期應由公司章程規定，惟不得超過三年。董事可膺選連任。公司董事會可行使下列職權：

(1) 召開股東大會並向股東報告其工作；

(2) 執行股東在股東大會上通過的決議案；

(3) 制訂公司的經營計劃和投資方案；

(4) 制訂公司每年財政預算及帳目；

(5) 制訂利潤分派方案和彌補虧損方案；

(6) 制訂增減註冊股本方案及發行債券方案；

(7) 制訂公司合併、分拆或解散方案；

(8) 決定公司內部管理架構；

(9) 委任或解僱公司經理，並根據經理的建議，聘任或解僱副經理及財務總監及釐定其薪酬；及

(10) 制定公司基本管理制度。

此外，必備條款規定董事會亦負責製訂修改公司章程的建議。

(bb) 董事會會議

公司董事會須於每年至少召開兩次常規會議。董事會常規會議通告須於會議日期前十日發出。任何其他董事會特別會議的通告須按董事會決定的方式和時限發出。

董事會會議的法定人數須由二分之一以上的董事組成。董事可親自或以書面授權另一位董事作為其替表代其出席董事會會議。授權書須訂明授權代表之職權範圍。董事會作出的一切決議案必須得董事的過半數贊成票始獲通過。於董事會會議上通過的一切決議案均須載錄於有關會議的會議記錄內，而有關記錄須經出席會議的董事以及記錄會議記錄的人士簽署。

如董事會的決議案違反任何適用的法律及法規或公司章程而導致公司蒙受嚴重損失，則參與通過決議案的任何董事須親自對公司承擔個人責任（惟該等對決議案投反對票而其反對票已記錄於有關會議記錄的董事除外）。

(cc) 董事會主席

董事會須委任一名董事會主席。董事會主席的委任須經過半數的董事批准。董事會主席為公司的法定代表人並可行使下列職權：

(1) 主持股東大會和召開及主持董事會會議；

(2) 審查董事會決議案的實施情況；及

(3) 簽署公司發出的股票及債券。

(dd) 董事資格

中國公司法規定,以下人士不得擔任董事:

(1) 無能力承擔民事責任或承擔民事責任的能力有限的人士;

(2) 被判犯有賄賂、貪污、侵佔財產或陰謀破壞社會經濟秩序罪,而執行期滿未逾五年的人士;或被剝奪政治權利,而執行期滿未逾五年的人士;

(3) 曾擔任因管理不善而破產或清算的公司或企業的董事、廠長或經理,並對於該公司或企業的破產或清算負有個人責任,而自該公司或企業清算完結之日起未滿三年的人士;

(4) 擔任因違法經營被吊銷營業執照的公司或企業的法定代表人,並就該項吊銷負有個人責任,而自該項吊銷日期起未滿三年的人士;

(5) 負有數額較大的債務而到期未能清償的人士;或

(6) 國家公務員。

已載於公司章程及必備條款列載使任何人士被取消成為公司董事的資格的其他情況。

(xiii) 監事會

公司須設監事會，其成員不少於三人。監事會負責：

(1) 審查公司的財務事宜；

(2) 監督公司董事及經理，確保彼等在執行職務時遵從有關法律、法規及公司章程；

(3) 要求董事和經理糾正任何對公司利益造成不利影響的行為；

(4) 提議召開股東特別大會；及

(5) 執行公司章程規定的其他職權。

監事亦須列席董事會會議。

根據補充修訂，監事會的決議案須獲三分之二或以上的監事投票贊成始獲通過。

監事會成員由公司職工選出的代表以及股東於股東大會上按本公司章程所規定之適當比例選出的代表所組成。公司董事、經理或財務總監不得出任監事。監事任期三年，可膺選連任。根據中國公司法及必備條款而令任何人士取消成為公司董事資格的情況，同樣適用於公司的監事。

(xiv) 經理與主管人員

公司須有一名由董事會任免的經理。經理須向董事會負責，並可行使下列職權：

(1) 監督公司的生產、業務及管理並組織董事會決議案的施行；

(2) 組織公司的業務及投資方案之施行；

(3) 制定公司內部管理架構設置方案；

(4) 擬定公司的基本管理制度；

(5) 制定公司內部規章；

(6) 提議委任及解僱副經理及財務總監，並委任或解僱其他主管人員（規定須由董事會委任或解僱者除外）；

(7) 列席董事會會議；及

(8) 董事會或公司章程授予的其他權力。

根據境外上市特別規定，公司主管人員須包括公司財務總監、公司秘書和公司章程規定的其他行政人員。

根據中國公司法及必備條款而令任何人士取消成為公司董事資格的情況，同樣適用於公司經理與主管人員。

(xv) 董事、監事、經理與主管人員的職責

根據中國公司法規定，公司的董事、監事、經理與主管人員須遵守有關法律、法規及公司章程，忠誠履行職務及保障公司權益。境外上市特別規定及必備條款規定，公司的董事、監事、經理與主管人員須向公司負有誠信責任，並須忠誠履行職務、保障公司權益，且不得利用其於公司的職務謀取本身利益。公司的董事、監事、經理與主管人員亦須為公司守秘，除經有關法規或經股東許可之資料外，亦禁止洩露公司的機密資料。

任何董事、監事、經理或主管人員因在履行職務時違反任何法律、法規或公司章程，而導致公司任何損失，則將由其本人向公司負責。

(xvi) 財務及會計

公司須根據有關法律法規和財政部及國務院的規定建立財務及會計制度。

公司須於每一會計年度終結時製作財務報表，包括資產負債表、損益帳、財務狀況及變動表，以及利潤分配表。股份有限公司財務報表須在公司召開股東週年大會前至少二十日供公司股東查閱。以公開募集方式成立的股份有限公司必須以公告形式公布財務報表。

公司須於分派利潤予股東前將其稅後利潤作出下列分配：

(1) 提取稅後利潤的10%作為公司的法定公積金，但假如法定公積金的累積數額超逾／達致公司註冊股本50%，則毋須再提取；

(2) 提取稅後利潤的5%至10%作為法定公益金；

(3) 於提取所需款項作法定公積金後，提取公司稅後利潤款項作任意公積金，惟此舉須經股東在股東大會上批准；及

(4) 彌補虧損及經提取公積金及法定公益金後的所餘稅後利潤須按股東各自在公司的持股比例予以分配。

公司的法定公積金不足以彌補公司上年度的虧損時，公司當年的利潤在依據前述規定提取法定公積金及法定公益金前須先用作彌補虧損。

股份有限公司公積金包括法定公積金、任意公積金及資本公積金。

公司資本公積金乃由公司股份面值的溢價及有關政府財政機關規定作為資本公積金的其他款額組成。

公司的公積金可作下列用途：

(1) 彌補本公司虧損；

(2) 擴大公司的經營業務；及

(3) 按股東在公司當時的持股比例發行H股或增加股東當時持有股份的面值，以繳足公司的註冊股本，但假如法定公積金兌換為註冊資本，則兌換後的法定公積金餘額不得少於本公司註冊資本的25%。

法定公益金用於公司職工集體福利。

(xvii) 核數師之委任與退任

依據境外上市特別規定，公司須聘用獨立中國執業會計師事務所，審核公司每年度的財務報表，並覆核其他財務報告。

核數師的任期乃自股東週年大會的委任起至下次股東週年大會結束時止。

根據境外上市特別規定，倘公司解僱或不再續聘現時的核數師，須事先向核數師發出通知，而核數師有權在股東大會向股東陳述意見。辭任的核數師須向股東提交報告以陳明該公司曾否進行任何不當交易。委任、解僱或不再續聘核數師須由股東決定，並在中國證監會登記。

(xviii) 利潤分派

根據境外上市特別規定，公司向境外上市外資股股東支付的股息以及其他分派須以人民幣宣派和計價，並以外幣支付。根據必備條款，須通過收款代理人向股東支付外幣。

(xix) 修改公司章程

修改公司章程必須在出席股東大會的股東所持表決權的三分之二或以上，始獲通過。任何根據必備條款而對公司章程的條款作出的修改，須經國務院授權的有關部門和中國證券委員會批准後才告生效。倘採納任何公司章程中涉及公司登記事項的條款的修改，則公司必須根據適用法律更改登記資料。

(xx) 合併與分立

公司的合併或分立須在股東大會上經股東批准，亦須經有關政府機關批准。公司可透過吸收合併或透過成立全新實體進行合併。若採取吸收合併方式，則被吸收之公司將會解散；若公司採取成立全新實體方式，則原實體將會解散。

合併各方必須簽訂合併協議，並編製各自的資產負債表及資產清單。合併的有關各方必須在批准合併的決議案獲通過後十日內通知債權人，並在批准合併的決議案獲通過後三十日內於報章上至少發出三次合併公告。債權人須在法定期限內要求公司付清任何未償還債務或提供有關償還債務的擔保。任何無法償還該等債務或提供該等擔保的公司概不得進行合併。

在分立前，公司須編製資產負債表及資產清單。有關向債權人通知合併事宜、刊登合併通告以及向債權人償還或提供擔保的相同規定均適用於分立事宜。

根據法律，任何因合併或分立而導致的公司登記資料更改須向公司註冊機關重新登記。

(xxi) 解散及清算

根據中國公司法，公司須於下列任何情況出現時解散並進行清算：

(1) 公司章程規定的營業期限屆滿或公司章程規定促使公司解散的其他情況出現時；

(2) 在股東大會上經股東通過特別決議案決定解散公司時；

(3) 因公司合併或分立而需要解散公司時；

(4)　公司因應付債項到期但無力償還而根據法律宣告破產時；或

(5)　公司因違反法律或行政法規而遭下令關閉時。

倘公司因以上第(1)或(2)項情況而解散，則股東須在事件發生後十五日在股東大會上委任清算組成員。若清算組不能在規定時間內成立，公司債權人可向人民法院申請委任清算組成員。人民法院或有關監管部門須組織清算組進行清算。倘公司因以上第(4)或(5)項情況而解散，清算組成員包括股東、有關部門及有關專業人員。清算組須負責處理公司資產、編製公司資產負債表及資產清單、通知債權人公司解散事宜、處理公司未了結業務、清償公司未償還債務（包括未繳稅項）、於清償公司一切債項後分配公司盈餘資產以及在所有民事訴訟中出任公司代表。

清算組須於成立後十日內通知債權人公司解散事宜，並於成立後六十日內至少三次公告公司解散事宜。債權人須於法定時限內向清算組織提出索償。

公司財產可用以支付有關公司清算、職工工資、勞動保險、稅款及債務所產生的一切費用。任何償還公司負債後尚餘的資產將按公司股東持有的股權比例分配予各股東。倘公司資產不足清償/償還債務，清算組須向人民法院申請宣告破產，並將清算事務移交人民法院。

於清算期間，公司不得從事任何新經營業務。

清算程序完成後，清算組須在股東大會上向股東呈交清算報告，及向有關行政部門呈交清算報告以作確認。清算組亦須向工商行政管理局申請註銷公司登記，及於註銷後公告公司解散事宜。

清算組成員須忠實履行職務並遵守法律。清算組因須就其成員故意或重大過失而引起的任何損失向公司及債權人賠償。

(xxii) 境外上市

公司的股份必須在中國證監會授權批准後方可在境外上市，而上市安排必須根據境外上市特別規定列明的步驟進行。

根據特別規定及必備條款，中國證券委員會批准的公司發行境外上市外資股和內資股的方案可自取得中國證券委員會批准後十五個月內由董事會分別實施。

(xxiii) 損失股票

如股票採用記名形式，而被偷去或遺失，股東可按照中國民事訴訟法，向人民法院申請宣判該等股票作廢。在取得此項宣判後，股東可向公司申請補發新的股票。

必備條款載有關於遺失H股股票的另一種程序，該等條款已包含於本公司之公司章程內，其概要列於本招股章程附錄四。

(xxiv) 暫停及終止上市

倘下列任何一種情況發生，國務院證券管理部門可決定暫停一間在證券交易所上市的公司的上市地位：

(1) 公司的註冊股本或公司的股份分布不再符合有關上市規定；

(2) 公司未能根據有關法律及法規披露其財務狀況，或公司財務報告載有虛假資料；

(3) 公司嚴重違反法律；或

(4) 公司在過去三年內連年蒙受虧損。

倘發生上述(2)或(3)項所述之情況，如調查證實情況嚴重，或倘發生上述(1)或(4)項所述之情況，而情況於指定時間內仍未獲得糾正，則國務院證券管理部門可決定終止公司股份上市。

倘公司已決議結束或為有關政府機關下令解散或在公司宣布破產之情況下，則國務院證券管理部門亦可終止公司之股份上市。

(g) 證券法律及條例

目前中國已頒布多項有關股份發行及買賣及資料披露之法規。

一九九三年初，國務院設立國務院證券委員會及中國證監會。國務院證券委員會負責協調證券法規的草擬、訂立有關證券的政策、計劃證券市場的發展，指導、協調及監管中國國內所有證券機構的工作，並管理中國證監會。中國證監會是證券委員會的規管機構，負責草擬證券市場的監管條文、監督證券公司、監

管中國公司在中國或境外公開發售證券、管理證券買賣、編製與證券有關的統計數據，及進行研究分析。一九九八年，證券委員會在國務院重組改革中予以取消，其主要功能歸入中國證監會權責範圍。

一九九三年四月二十二日，國務院頒布《股票發行與交易管理暫行條例》(「證券暫行條例」)。此等條例處理有關公開發售股本證券的申請及批准手續、股本證券的買賣、收購上市公司、上市股本證券的寄存、交收、結算及轉讓、上市公司的資料披露、調查和懲罰及爭議的解決。此等條例特別訂明中國公司直接及間接於中國境外發售股份須獲中國證券委員會批准，亦訂明將會另行頒布有關人民幣特種股發行及買賣的細則。然而，(i)中國的股份有限公司若建議發行人民幣普通股及人民幣特種股，則該公司須遵守證券暫行條例、及(ii)證券暫行條例的有關收購上市公司及信息披露的規定適用於一般在證券交易所上市的公司，並非只限用於任何特定的證券交易所上市的公司。這些條例因而有可能適用於股份在中國以外的證券交易所上市的股份有限公司，包括股份在香港聯交所上市的股份有限公司。

一九九三年六月十二日，中國證監會根據證券暫行條例頒布《公開發行股票公司信息披露的實施細則(暫行)》。根據此等細則，中國證監會負責監管在中國向公眾發售股份的公司所作出的信息披露情況。此等細則亦載列有關已公開發行股份的公司就在中國公開發售股份而刊發之招股章程及上市報告、刊發中期及年終業績報告，及重大交易或事項的公布。重大交易或事項乃對公司股價有重大影響之交易及事項，包括修改公司章程或註冊股本、撤換核數師、主要營業資產之抵押或出售或撇減該等資產價值(而撇減之數額將超過該等資產總價值之30%)、法院撤銷已獲公司股東或監事通過之任何決議案及公司的合併和分立。此等細則亦載有關於收購上市公司的規定，作為證券暫行條例的補充規定。

一九九三年十二月二日，中國證券委員會頒布《禁止證券欺詐行為暫行辦法》。該辦法包括禁止利用與證券發行或買賣有關的內幕信息（內幕信息之定義包括任何內幕人士得悉而尚未公開而可能對證券市場的價格有影響的重要信息）；使用資金或信息或透過濫用權力以製造市場假象或導致市場混亂或影響證券之市價或引誘投資者在不知真實情況之下作出投資決定；作出有關證券發行及買賣之虛假或嚴重誤導的聲明，或在該聲明內遺漏重要信息。違反該辦法之任何規定須接受之懲罰包括罰款、沒收利潤及暫停交易。在嚴重的情況下，可能須承擔刑事責任。

一九九四年七月四日，國務院頒布特別規定。該等規定主要處理於境外上市之外國資本股份的發行、認購、買賣、宣派股息及其他分配與及其他於境外有外國資本股份上市之股份有限公司之信息披露及公司章程。

國務院於一九九五年十二月二十五日頒布《國務院關於股份有限公司境內上市外資股的規定》。此等規定主要處理境內上市外資股的發行、認購、買賣、宣派股息與其他分配與及有外資股在境內上市之股份有限公司之信息披露及公司章程。

一九九八年十二月二十九日，全國人民代表大會常務委員會通過了《中華人民共和國證券法》，並於一九九九年七月一日施行。這是中國第一部全國性的證券法，共有12章214條，對中國境內的證券發行、交易、上市公司收購、證券交易所、證券公司及國務院證券監督管理機構的組織及職能等事宜作了一系列規定，是對中國證券市場進行全面規範的基本法律。《證券法》第29條規定境內企業擬直接或者間接到境外發行證券或者將其證券在境外上市交易，必須經國務院規管機構事先批准。《證券法》第213條規定境內公司股票供境外人士、機構

以外幣認購和交易的，具體辦法由國務院另行規定。目前，外資股（含H股、B股等）的發行及交易活動仍然主要按國務院及中國證監會現有的規定執行。

為進一步促進「中國境外上市公司」（「上市公司」）嚴格遵循國內外有關法律及法規，切實履行對投資者的責任，樹立境外上市公司在境內外資本市場的良好形象，國家經濟貿易委員會和中國證監會於一九九九年三月二十九日聯合發布了《關於進一步促進境外上市公司規範運作和深化改革的意見》（「規範意見」），規範意見對境外上市公司與控股機構（以下「控股機構」指對於上市公司擁有控股權益並具有法人資格的公司或企業）的關繫，以及上市公司管理機構的運作規定。上市公司的董事會、管理層、財務、營銷等機構必須獨立於控股機構；控股機構的高級管理人員（董事會主席，董事會副主席及執行董事）兼任公司的高級管理人員人數不得超過二名，規範意見亦規定公司訂明公司的決策程序、強化董事責任，並建立健全外部董事和獨立董事制度，加強監事會和董事會秘書的職能，探索對境外上市公司的高級管理人員的激勵辦法，進一步深化公司內部改革。

(h)　法律意見

本公司的中國法律顧問競天公誠律師事務所已發信向本公司確認，其已審閱本附錄所載的有關中國法規概要，並認為該概要乃準確地概述中國法規。按本招股章程附錄六「備查文件」一節B段所述，該函件之副本可供查閱。任何人士如欲獲取詳盡的中國法律及法規的意見，應尋求獨立的法律顧問。

2. 香港的法律及法規

(a) 公司法

適用於股本在香港註冊成立的公司的香港法例，乃以公司條例作基礎，並根據英國法律應用條例（香港法例第88章）第3條應用於香港的普通法及衡平法所補充。

本公司為一間在中國成立，尋求將H股於香港聯交所上市的股份有限公司，乃受於一九九四年七月一日開始生效的中國公司法及所有其他根據中國公司法適用於中國成立的股份有限公司發行將於香港聯交所上市的境外上市外資股份的規例及規則所監管。

以下為適用於香港註冊成立之有限公司的香港公司法與適用於根據中國公司法註冊成立及現存的股份有限公司的中國公司法之間的若干重要差別概要。然而，此項概要不擬作出全面比較：

(i) 公司存續

根據香港公司法，一間擁有股本的公司，由香港公司註冊處發出註冊證書而註冊成立，並在其註冊成立後，成為一間獨立存在的公司。一間公司可註冊成立為公眾公司或私人公司。香港公司條例規定於香港註冊成立的私人公司的公司章程須載有若干優先購買權及其他條文。任何在其公司組織章程未載有該等條文的公司為公眾公司。

根據中國公司法，股份有限公司可以發起方式或以公眾募集方式註冊成立。由公眾募集方式成立的公司，將僅可在其初步向公眾發售股份完成後始擁有其公司地位，而一間公司僅可在其上次發行股份一年後始可再發行股份。中國公司法規定國有企業可以公眾募集方式轉為股份有限公司。然而，境外上市特別規定容許國有企業可以發起方式轉為股份有限公司並於其成立時向公眾公開發售H股。

根據中國公司法，由有關證券管理機構准許其股份在證券交易所上市的公司，註冊股本須不少於人民幣50,000,000元。香港法例並無為香港公司設立任何最低股本限額的規定。

根據中國公司法，由一間股份有限公司配發之股份以交換注入知識產權及非專利技術的金額不得超逾一間公司註冊資本的20%。根據香港法例，香港公司並無該等限制。

(ii)　股本

根據香港法例，香港公司的法定股本為一間公司獲授權可發行股本的數額，而一間公司毋須全數發行其法定股本的數額。中國公司法並無法定股本的概念。股份有限公司的註冊資本乃公司已發行股本的數額。任何註冊資本的增加必須獲得出席股東大會的股東及有關的中國政府及監管機關的批准。

(iii)　股權及股份轉讓的限制

根據中國法律，於股份有限公司股本內以人民幣為單位及認購的內資股(「內資股」)，僅可由國家、中國法人及公民認購或買賣。而股份有限公司發行以人民幣為單位及以除人民幣外的貨幣認購的境外上市外資股(「外資股」)，則僅可由香港、澳門及台灣或其他中國以外的國家及地區的投資者認購或買賣。

根據中國公司法，由股份有限公司發起人持有的股份自該公司成立之日起三年內不得轉讓。由股份有限公司的董事、監事及經理持有的股份在彼等任職期內不得轉讓。

香港法例並無持股量及股份轉讓的限制。

(iv) 財務資助購買股份

中國公司法並無載有任何禁止及限制股份有限公司或其附屬公司就購入其本身股份或其控股公司的股份而提供財務資助的規定。必備條款載有類似根據香港公司法，公司及其附屬公司提供該等財務資助的若干限制。

(v) 修訂不同類別股份的權利

根據香港公司法，倘公司股本為不同類別的股份，任何類別股份所附的特別權利僅可在有關類別的特定比例的持有人的批准下修訂。

中國公司法並無載有任何有關修訂類別權利的特定條文。根據必備條款，除股東於股東大會以特別決議案及於獨立類別大會上由所受影響類別之三分之二股東親自或委派代表投票通過外，類別權利不可修訂或取消。就修訂類別權利而言，內資股及外資股均視作獨立類別的股份，惟下列情況除外：(i)於股東在股東大會以特別決議案通過後每十二個月，股份有限公司可以獨立或同時發行不超過於該等特別決議案日期存在的已發行內資股及外資股各20%的股份及(ii)根據由證券委員會於公司成立日期批准的公司方案，該批准日期後十五個月內發行的內資股及外資股。必備條款載有關於視作構成修改類別權利情況的詳細條文。

(vi) 董事

與香港公司法不同，中國公司法並無載有任何有關要求公布重大合約權益的規定；亦無載有在考慮將於交易中擁有權益的董事計入董事會會議中之法定人數及該等董事可作出投票的限制；亦無載有在作出重要出售時對董事權力的限制；並無對公司在提供若干福利（如向董事貸款及

擔保董事的債務及在未經股東批准收取喪失職位的賠償）方面有任何限制。必備條款載有關於上述根據香港法例類似適用事項的規定及限制。

(vii) 監事會

根據中國公司法，股份有限公司的董事、經理須受監事會的監察，但並無強制規定在香港註冊成立的公司須設立監事會。

必備條款規定每位監事有責任在行使職權時以誠信之態度，按其認為符合公司最佳利益之方式進行，以謹慎、勤勉的態度及相當的技能行事，猶如一位合理而明智的人士在相同情況下所作出之行為。

(viii) 少數股東的衍生訴訟

在董事違反其對公司誠信責任，而倘彼等於股東大會控制大多數投票，因而有效防止公司以其名義向違反彼等責任的董事提出控訴的情況下，香港法例准許少數股東代表全體股東提出衍生訴訟。雖然中國公司法給予股份有限公司股東權利，可向人民法院提出阻止執行違反法律或侵犯股東合法權益而在股東大會為股東或董事會通過的任何決議案的法律程序，但中國法例並無同樣的衍生訴訟的形式。然而，必備條款規定董事、監事、其他主管人員違反彼等責任時須對公司作出的補償。此外，每位申請其外資股於香港聯交所上市的股份有限公司的各董事及監事須向本公司（代表各股東代理人）作出遵守公司章程的承諾。此安排使少數股東可對違約董事及監事直接提出訴訟。

(ix) 少數股東的保障

根據香港法例，股東在投訴香港註冊成立公司的事務乃以不公平的方式進行而損害其權益時，可向法庭申請將該公司清盤或發出監管該公司事務的適當法令。此外，在特定數目的股東申請下，財政司可委派獲授專有法定權力的審查員以調查於香港註冊成立公司的事務。中國公司法

中並無載有類似的保障。但必備條款載有規定控權股東不得在損害公司一般股東或部分股東的權益的情況下，行使表決權以免除董事或監事須誠實作出符合公司最佳利益行為的責任，或批准由董事或監事剝奪公司資產或其他股東個人權利。

(x)　股東大會通告

根據中國公司法，股份有限公司的股東大會通告須於大會舉行日期前不少於三十日寄予股東或，若公司擁有不記名股票，應於召開會議前至少四十五日作出公告。根據特別規定及必備條款，公告應在股東大會舉行日期前四十五日以書面方式發出，擬出席大會的股東須於大會舉行日期前二十日以書面回覆。香港註冊成立的公司方面，為通過普通決議案及特別決議案而召開的股東會議最短通知期分別為十四日及二十一日，而股東週年大會的通知期為二十一日。

(xi)　股東大會的法定人數

根據香港法例，股東大會的法定人數由公司章程規定，而在任何情況下須不少於兩名股東。中國公司法並無特別訂明股東大會所需的法定人數，惟特別規定及必備條款規定，公司的股東大會擬舉行大會日期最少二十日前收到代表公司有投票權股份50%的股東的答覆方可召開，或倘股東的回覆未能達到代表公司有投票權股份的50%時，則公司須於五日內以公告形式再次通知股東，股東大會隨後即可舉行。

(xii)　投票表決

根據香港法例，普通決議案須經過半數親自或委派代表出席股東大會表決的股東通過，而特別決議案則經不少於四分之三親自或委派代表出席股東大會表決的大多數票數通過。

根據中國公司法，股東大會的決議案必須經出席會議的股東（親身或委派代表）所持表決權的半數或以上才可通過，惟關於股份有限公司修改公司章程、股份有限公司合併、分立或解散時必須經三分之二親身或委派代表出席股東大會投票表決。

(xiii) 財務資料的披露

根據中國公司法，股份有限公司須在股東週年大會前二十日於公司辦公地點備有年度資產負債表、損益帳、財務狀況變動表及其他有關附件供股東索閱。另外，根據中國公司法，以公眾募集方式成立的公司必須公告其財務報表，該等每年資產負債表須由註冊會計師核實。公司條例規定公司須在舉行股東週年大會不少於二十一日前向各股東寄發其資產負債表、核數師報告及董事會報告。

根據中國法律，股份有限公司須按照中國會計準則編製其財務報表。必備條款規定公司須除依照中國會計準則編製帳目外，亦須依照國際會計準則或香港會計準則編製及審核其帳目，而財務報表亦必須載有一項有關與根據中國會計準則編製的財務報表有重大差別(如有)的財務影響的說明。

(xiv) 董事及股東資料

中國公司法並無規定公眾及股份有限公司的股東有權查閱公司董事及股東的資料。根據必備條款，股東有權查閱及複印（支付合理費用）若干有關股東及董事的資料，與香港法例容許香港註冊成立公司股東所享有的權利相同。

(xv)　收款代理人

根據中國及香港法律，股息在宣布時即成為應付股東的債項。根據香港法例，追討債項的訴訟時效為六年，而在中國則為兩年。必備條款規定委任根據香港信託人條例(香港法例第29章)成立作為收款代理人之信託公司，代表外資股持有人以信託形式收取所宣派的股息及所有由股份有限公司就該等外資股應負的所有其他金額。

(xvi)　公司重組

涉及香港註冊成立的公司重組可以多種方式進行，如根據公司條例第237條於進行自動清盤期間將公司全部或部分業務或財產轉讓予另一間公司，或一項根據公司條例第166條由公司及其債權人或公司及其股東達成而須經法院批准的和解或協議。根據中國法律，股份有限公司的合併或分立須經股東大會及有關政府機構批准。

(xvii) 爭議的仲裁

在香港，股東與在香港註冊成立的公司或其董事的爭議可在法庭解決。必備條款規定該等爭議可由申請仲裁者定在香港國際仲裁中心或中國國際經濟貿易仲裁委員會仲裁。

(xviii) 強制轉讓

根據中國公司法，股份有限公司須提取其稅後利潤若干指定百分比作為法定公積金和公益金。香港法例並無該等規定。

(b) 創業板上市規則

上市規則載有適用於在中國註冊成立為股份有限公司並尋求或已以香港聯交所創業板作為第一上市地位之發行人的若干其他規定。下列為適用於本公司的載有其他規定的主要條例概要：

(i) 會計師報告

中國發行人的會計師報告一般不獲接納，除非有關賬目已經按與香港所規定相若的準則審核。該等報告一般須符合香港或國際會計準則。

(ii) 傳票代理

公司須於其證券在香港聯交所上市的期間，委任及保有一名授權人士，代表其在香港接收傳票及通告，並須就其委任及任何終止委任與其合約細則通知香港聯交所。

(iii) 公眾持股量

倘中國發行人在除H股（即在聯交所上市之本公司海外股份）外並無現有已發行證券由公眾人士持有，則聯交所規定，H股須佔不少於發行人已發行股本的20%，惟倘上市當時，現有已發行股本總額之預期市值超過1,000,000,000港元則作別論，而在該情況下，規定之最低公眾持股量為介乎15%至20%之間。

倘於任何時間，中國發行人在除H股外有其他現有已發行證券由公眾人士持有，則上市規則規定：

(aa) 所有H股必須由公眾人士持有；

(bb) 由公眾人士持有之H股必須佔中國發行人現有已發行股本總額不少於10%；及

(cc) 由公眾人士持有之H股及其他現有證券總額必須佔中國發行人已發行股本不少於20%。惟倘於H股上市當時，現有已發行股本總額之預期市值超過1,000,000,000港元則作別論，而在該情況下，指定最低公眾持股量為介乎15%至20%之間。

(iv) 獨立非執行董事及監事

中國發行人的獨立非執行董事須表現其具有已達可接受標準的能力及充裕商業或專業知識，以確保股東整體的權益將予充分反映。中國發行人的監事必須具有良好品德、專業知識及操守，且可表現達致擔任監事職位的能力水平。

(v) 購買及認購本身證券的限制

經政府批准後及在公司章程的規定的情況下，公司可按照上市規則的規定在香港聯交所購回本身的H股。惟於購回股份前必須取得內資股及H股持有人在不同類別的股東大會上，根據公司章程規定的程序以特別決議案批准後，方可進行。於尋求取得批准時，公司須就任何建議購回或實際購回的全部或任何股本證券（不論是否在香港聯交所上市或買賣）提供資料。董事亦必須說明，根據香港收購及合併守則及任何類似中國法律或上述兩者而董事會知悉（如有）購回股份將產生的後果。授予董事購回H股的任何一般授權不得超過本公司現時已發行H股總額的10%。

(vi) 持續責任及財務資料

(aa) 可贖回股份

在未得到香港聯交所同意H股持有人的相對權利獲得足夠保障前，公司不可發行任何可贖回股份。

(bb) 優先購買權

除下述情況外，董事須在股東大會上經股東以特別決議案批准及在根據公司章程進行的獨立類別股東大會上，經內資股及H股持有人（均有權在股東大會上投票）以特別決議案批准後，下列事項方可進行：(i)授權、配發、發行或批授股份或可換股證券或購股權或可認購任何股份或可換股證券的認股權證或類似權利；或(ii)本公司任何主要附屬公司（如有）作出任何該等授權、配發、發行或批授，以致嚴重攤薄本公司及各股東佔該附屬公司的股本權益百分比。

倘本公司現時的股東已在股東大會上以特別決議案方式向董事授出權力（無條件或根據決議案可能規定的條款及條件規定）個別或同時每12個月批准、配發及發行內資股及H股時，而該等股份數目不超過本公司當時已發行內資股及H股的各20%，或該等股份為本公司成立時發行內資股及H股計劃中之一部分，而該計劃須自中國證券監察委員會或主管之國務院證券監管機關批准日期起15個月內實行，則毋須獲得該等批准。

(cc) 監事

本公司須採納規則，以監管其監事買賣本公司證券，而條款之嚴苛程度不低於香港聯交所創業板上市規則第5.40至5.59條所載最佳應用守則的最低標準。

在有關董事不就服務合約投票的股東大會上獲股東批准前，本公司或任何附屬公司不得與本公司或各附屬公司的董事或候任董事訂立十年或以上年期的服務合約，此限制亦適用於由本公司或各附屬公司與監事或候任監事訂立的該等年期服務合約。

(dd)　修改公司細則

本公司不容許或導致公司細則出現任何修訂，以致公司細則不再符合創業板上市規則內有關該等公司細則的必備條款。

(ee)　備查文件

本公司須在一個位於香港的地點存置以下文件，以供公眾人士及股東免費查閱及於收取合理費用後供股東複印：

- 股東名冊副本全份；
- 顯示本公司已發行股本狀況的報告；
- 本公司最近期經審核的財務報表及董事會、核數師及監事會（如有）報告；
- 本公司的特別決議案；
- 顯示本公司自上一個財政年度完結以來購回證券的數目及面值、就該等證券支付的款項總額及就購回的每個類別證券所支付的最高及最低款額（包括按發起人股份及H股劃分）的報告；
- 向中國工商行政管理局提交的最近期每年報告副本；及
- 股東會議的會議記錄副本（僅向股東提供）。

(ff)　收款代理

公司須在香港委任一名或以上的收款代理，向彼等支付就付款前代表該等H股持有人以信託形式持有的H股所宣派的股息及其他款項。

(gg) 股票上的聲明

本公司須確保所有上市文件及股票載有以下規定的聲明，並須指示及促使其各股份過戶登記處於該等股份持有人向其提交載有該等股份作出以下聲明的簽署表格後，方以特定持有人名義登記任何股份的認購、購買或轉讓：

- 股份購買人向本公司及本公司各股東表示同意，且本公司向各股東表示同意遵守及符合中國公司法、特別規定及公司章程；

- 股份購買人向本公司、本公司各股東、董事、監事、經理及其他主管人員表示同意，而本公司亦代表其本身、各董事、監事、經理及其他主管人員向各股東表示同意，將根據公司章程，就由公司章程或中國公司法或其他有關法律或行政法規所授予或頒布的任何權利或義務而導致有關本公司事務的爭議及索償進行仲裁。提出的仲裁將被視作授權仲裁機構進行公開聆訊及公布裁決結果。該仲裁將為終局裁決；

- 股份購買人向本公司及本公司各股東表示同意，本公司股份可由其持有人自由轉讓；及

- 股份購買人授權本公司代其與各董事及主管人員訂立合約。據此，該等董事及主管人員承諾遵守及符合公司章程中所規定彼等對股東應負的責任。

(hh) 符合中國公司法、特別規定及公司章程的規定

本公司須遵守及符合中國公司法、特別規定及公司章程的規定。

(ii) 本公司與各董事、主管人員及監事訂立合約

本公司須與各董事及主管人員訂立書面合約，其中必須載有以下規定：

- 由本公司董事或主管人員就彼等將遵守及符合中國公司法、特別規定、公司章程、香港公司收購及合併守則及股份購回守則的規定而向本公司作出的承諾，以及一項本公司可按公司章程中所載的規定作出補救行動，而彼等的合約及職務一概不得轉讓的協議；

- 本公司董事或主管人員就其遵守及符合本公司的公司章程中規定須向股東履行的義務而向本公司（作為各股東的代理身份）作出的承諾；及

- 一項仲裁條款，規定倘出現由該合約、公司章程或中國公司法或其他有關法律及行政法規所授予或頒布的任何權利或義務而引致的一切有關本公司與各董事或主管人員及H股持有人與本公司董事或主管人員的本公司事務的爭議及索償，則該等爭議及索償可按索償人的意願根據中國國際經濟貿易仲裁委員會的規則在該委員會進行仲裁，或在香港國際仲裁中心根據證券仲裁規則進行仲裁，而當索償人提出爭議或索償仲裁，另一方必須將爭議或索償提交索償人所選擇的仲裁機關仲裁。該仲裁將為終局裁決。

本公司亦須與各監事訂立載有與上文大致相同條款聲明的書面合約。

(jj) 日後之上市

本公司不得申請將任何本身的外資股在中國的證券交易所上市，除非香港聯交所認為外資股持有人的相對權利已獲足夠保障。

(kk) 英文譯本

本公司根據上市協議規定須向香港聯交所或H股持有人提交的一切通告或其他文件必須以英文撰寫或附已經認證的英文譯本。

(viii) 一般資料

倘中國法律或市場慣例變化導致任何制定其他規定的基準的有效性及準確性發生重大改動，則香港聯交所可實施其他規定或使中國發行人（包括本公司）股本證券的上市須受香港聯交所認為適當的特別條件所規限。不論任何中國法律或市場慣例有否改動，香港聯交所保留其根據上市規則作出其他規定及就本公司上市訂出特別條件的一般權力。

(c) 其他法律及監管規定

待本公司於香港聯交所上市後，本公司須遵照證券條例（香港法例第333章）、證券（披露權益）條例（香港法例第396章）、證券（內幕交易）條例（香港法例第395章）、香港公司收購及合併守則與股份購回守則及其他適用於香港聯交所上市公司的有關條例的規定。

(d) 證券仲裁規則

公司章程規定，若干因公司章程或中國公司法產生的索償須由中國國際經濟貿易仲裁委員會或香港國際仲裁中心根據其各自的規則進行仲裁。

香港國際仲裁中心的證券仲裁規則載有條款，容許仲裁機關在涉及在中國註冊成立而在香港聯交所上市的公司事務時在深圳進行聆訊，以便中方及中國證人可以出席。倘任何一方申請在深圳進行聆訊，則仲裁機關在確信該申請乃根據真實理由作出後須下令在深圳進行聆訊，惟各方（包括證人及仲裁人）

均須獲准為聆訊而進入深圳。倘任何一方（不包括中方）或任何證人遭禁止進入深圳，則仲裁機關須下令聆訊以任何可行的形式進行，包括使用電子傳媒。就證券仲裁規則而言，中方指定居中國（不包括香港、澳門及台灣等地區）的人士。

(e) 香港稅務

(i) 股息

倘公司毋須繳納香港利得稅，則該公司支付予在香港進行業務的人士的任何股息均須繳納利得稅，惟該等股息須屬該等人士在香港業務所賺取利潤的一部分。

(ii) 利得稅

香港並無任何資本增值稅。在香港從事任何行業、專業或業務並於香港自該行業、專業或業務取得收入的人士則須繳納利得稅。於香港從事業務並自買賣股份取得經營收益的證券商將須繳納利得稅。目前，公司乃根據其應課稅利潤按16%的稅率繳納利得稅；而個別人士則按遞增級徵收利得稅，稅率最高為15%。

(iii) 印花稅

買賣股份雙方均須繳納印花稅。應付稅款乃按所出售股份代價或（倘為較高）公平價值的數額計算。每1,000港元（或其不足1,000港元的部分）股份代價或（倘為較高）公平價值之有關的現行印花稅稅率為2.25港元。於香港聯交所進行的交易的有關印花稅，一般由買賣雙方平均分擔。規定須於香港股份過戶處或股份過戶分處登記的轉讓文件亦須按每份5港元的固定稅率繳納印花稅。

(iv) 遺產稅

任何人士(不論屬定居或居留)身故後所遺下或視作遺下的香港財產須按有關遺產的價值繳納遺產稅。就遺產稅而言,H股將由於在本公司的香港股份過戶登記分處登記而成為在香港的財產。香港遺產稅按5%至15%的遞增等級徵收。遺產稅的稅率及起徵點於過去乃定期作出調整。應課稅總值不超過7,500,000港元的遺產毋須繳納遺產稅,而應課稅遺產總值超逾10,500,000港元的則按最高為15%的適用稅率繳納遺產稅。

公司章程

以下為本公司於二零零零年四月十五日舉行的股東大會上通過有條件採納的公司章程主要規定的概要。公司章程副本，連同未核證英文譯本（見本招股章程附錄六(B)段「備查文件」所述）可供查閱。

(A) 董事及其他管理人員

(i) 配發及發行股份的權力

公司章程並無條文賦予董事配發及發行股份的權力。

本公司增加資本，應由董事會（「董事會」）制訂方案報股東會以特別決議方式批准通過。任何此類資本增加，須按照有關法律及行政法規所規定的程序進行。

(ii) 出售本公司或任何附屬公司資產的權力

董事會向股東大會負責。

董事會在出售固定資產時，如擬處置固定資產的總值或總額，與緊接此項出售建議前四(4)個月內已出售了的本公司的固定資產價值或款額的總和，超過股東大會最近審議的資產負債表所顯示的本公司的固定資產價值的33%，則董事會在未經股東大會事先批准前不得出售或者同意出售本公司的固定資產。

本公司出售固定資產進行的交易的有效性，不因違反上段內容而受影響。

就公司章程而言，對固定資產的出售包括轉讓某些資產權益的行為，但不包括以固定資產提供擔保的行為。

(iii)　對失去職位的補償或付款

本公司應當就報酬事項與公司董事、監事訂立書面合同，並經股東大會事先批准。前述報酬事項包括：

(1)　作為本公司的董事、監事或高級管理人員的報酬；

(2)　作為本公司的附屬公司的董事、監事或高級管理人員的報酬；

(3)　為本公司或其任何附屬公司的管理提供其他服務的報酬；

(4)　該董事或監事因失去職位或退休所獲補償的款項。

除按上述合同外，董事或監事不得因上述事項為其應獲取的利益向本公司提出訴訟。

本公司在與其董事或監事訂立的有關報酬事項的合同中應當規定，當本公司將被收購時，本公司董事、監事在股東大會事先批准的條件下，有權取得因失去職位或退休而獲得的補償或者其他款項。上文所稱「本公司被收購」是指下列情況之一：

(1)　任何人向全體股東提出收購要約；或

(2)　任何人提出收購邀約，旨在使要約人成為控股股東。控股股東的定義與章程所稱「控股股東」的定義相同（見下文第(Q)段）。

如果有關董事或監事不遵守上述規定，其收到的任何款項，應當歸該等由於接受前述要約而將其股份出售的人所有；有關董事或監事應當承擔因按比例分發該等款項所產生的費用，該費用不得從該等款項中扣除。

(iv)　向董事、監事及其他管理人員提供貸款

本公司不得直接或間接向本公司或，本公司的控股公司的董事、監事、總經理、副總經理及其他高級管理人員提供貸款、貸款擔保，亦不得向前述人員的聯繫人士提供貸款、貸款擔保。然而，此規定不適用於下列情形：

(1)　本公司向其附屬公司提供貸款或為附屬公司提供貸款擔保；

(2)　本公司根據經股東大會批准的聘任合同，向董事、監事、總經理、副總經理及其他高級管理人員提供貸款、貸款擔保或者其他款項，以支付其為公司目的或為履行其公司職責所發生的費用；及

(3)　本公司可在正常業務範圍內以正常的商務條件向有關董事、監事、總經理、副總經理及其他高級管理人員及其聯繫人士提供貸款、貸款擔保，惟本公司的正常業務範圍必須包括貸款或提供擔保。

本公司違反上述規定而提供貸款的，不論其貸款條件如何，收到款項的人應當立即償還。

本公司違反上述條款規定所提供的貸款擔保，不可強制本公司執行，但下列情況除外：

(1)　擔保乃就本公司或其控股公司的董事、監事、總經理、副總經理及其他高級管理人員的聯繫人士而提供，且於墊支貸款時，提供貸款人不知悉有關情況；

(2) 本公司提供的擔保物已由提供貸款人合法地售予善意購買者。

就此而言：

(a) 擔保包括由保證人承擔責任或提供財產以保證義務人履行責任的行為；及

(b) 下文第(A)(x)段所指聯繫人士的定義在作出必要更改後適用於本條款。

(v) 對收購本公司或任何附屬公司股份的財務資助

除公司章程另有規定外，本公司及其附屬公司在任何時候均不應當以任何方式，對收購或者擬收購公司股份的人士提供任何財務資助（定義見下文）。前述收購本公司股份的收購人士，包括因收購本公司股份而直接或間接承擔責任（定義見下文）的人士。本公司或者其附屬公司在任何時候均不應當以任何方式，為減少或者解除前述收購人士的義務向其提供財務資助。

下列行為不應被視為被禁止行為：

(1) 本公司所提供的財務資助是誠實地為了本公司利益，且該項財務資助的主要目的並不是為收購本公司股份，或者該項財務資助是本公司某項總計劃中附帶的一部分；

(2) 本公司依法以股息形式派發其資產；

(3) 以股份的形式分派股息；

(4) 依據公司章程削減註冊資本、購回本公司股份、調整本公司股本結構等；

(5) 本公司在其經營範圍內及為其正常的業務活動提供貸款（但是不應當導致本公司的淨資產減少，或者即使構成了減少，但該項財務資助是從本公司的可分派利潤中撥付）；

(6) 本公司為職工持股計劃提供款項（但是不應當導致本公司的淨資產減少，或者即使構成了減少，但該項財務資助是從本公司的可分派利潤中撥付）。

就此而言：

(a) 「財務資助」包括但不限於下列方式：

(1) 饋贈；

(2) 擔保（包括由保證人承擔債務或者提供財產以保證債務人履行責任）、補償（但是不包括因本公司本身的過錯所引起的補償）、解除或者放棄權利；

(3) 提供貸款或者訂立由本公司先於他方履行責任的合同，以及該貸款、合同當事方的變更及該貸款、合同中權利的轉讓等；或

(4) 本公司在無力償還債務、沒有淨資產或者將會導致資產大幅度減少的情形下，以任何其他方式提供的財務資助。

(b) 「承擔責任」包括債務人因訂立合同或者作出安排（不論該合同或者安排是否可以強制執行，也不論是由其個人或者與任何其他人共同承擔），或者以任何其他方式改變了其財務狀況而承擔責任。

(vi)　披露在本公司或其任何附屬公司的合約中的權益

本公司董事、監事、總經理、副總經理及其他高級管理人員，直接或間接與本公司已訂立的或計劃中的合同、交易、安排有重要利害關係時（本公司與董事、監事、總經理、副總經理及其他高級管理人員的聘任合同除外）不論上述合同、交易、安排或其建議是否需要董事會批准同意，均應當盡快向董事會披露其利害關係的性質及程度。

除非有利害關係的本公司董事、監事、總經理、副總經理及其他高級管理人員已按照上述要求向董事會做了披露，並且董事會在不將其計入法定人數，亦未參加表決的會議上批准了其有重大利害關係的合同、交易或安排，本公司有權撤消該合同、交易或安排，但在對方是對有關董事、監事、總經理、副總經理及其他高級管理人員違反其義務的行為不知情的善意當事人的情形下除外。

就此而言，本公司董事、監事、總經理、副總經理及其他高級管理人員的相關人與某合同、交易、安排有利害關係的，有關董事、監事、總經理、副總經理及其他高級管理人員也應被視為有利害關係。

如果本公司董事、監事、總經理、副總經理及其他高級管理人員在本公司首次考慮訂立有關合同、交易、安排前以書面形式通知董事會，聲明由於通知所列明的內容，本公司日後達成的合同、交易、安排與其利害關係，則在通知闡明的範圍內，有關董事、監事、總經理、副總經理及其他高級管理人員視為做了本第(vi)段所規定的披露。

(vii)　酬金

誠如「對失去職位的補償或付款」一段所述，董事酬金須獲股東大會通過。

(viii) 退休、委任及罷免

總經理及其他董事會成員任期三年。

董事須由股東大會選舉產生及罷免。董事毋須持有本公司股份。

董事會由12名董事組成（7名為外部董事）。董事乃包括內部和外部董事。外部董事乃與本公司並無關連之董事，且不擔任本公司其他職位。「外部董事」包括獨立董事。董事會設有1位總經理。總經理須由過半數董事選舉產生及罷免。

倘下列任何一項情況適用，任何人士不得擔任本公司的董事、監事、總經理、副總經理及其他高級管理人員：

(1) 無民事行為能力或者限制民事行為能力；

(2) 因犯有貪污、賄賂、侵佔財產、挪用財產罪或者破壞社會經濟秩序罪，被判處刑罰，執行期滿未逾五(5)年；或者因犯罪被剝奪政治權利，執行期滿未逾五(5)年；

(3) 擔任因經營管理不善破產清算的公司、企業的董事或者廠長、經理、並對該公司、企業的破產負有個人責任的，自該公司、企業破產清算完結之日起未逾三(3)年；

(4) 擔任因違法被吊銷營業執照的公司、企業的法定代表人，並負有個人責任的，自該公司、企業被吊銷營業執照之日起未逾三(3)年；

(5) 個人所持數額較大的債務到期未清償；

(6) 因觸犯刑法且尚未結案而被司法機關調查或檢控；

(7) 法律、行政法規規定不能擔任企業領導；

(8) 非自然人；或

(9) 被有關主管機構裁定違反有關證券法規的規定，且涉及有欺詐或者不誠實的行為，自該裁定之日起未逾五(5)年。

本公司董事、總經理、副總經理及其他高級管理人員代表本公司的行為對善意第三者的有效性，不因其在任職、選舉或者資格上有任何不合規行為而受影響。

(ix) 借貸權力

在遵守中國適用法律、法規及公司章程的前提下，本公司擁有融資或借款權，並有權決定將本公司資產按揭、租賃、訂約及轉讓。

(x) 職責

除法律、行政法規或本公司股票上市的證券交易所的上市規則要求的責任外，本公司董事、監事、總經理、副總經理及其他高級管理人員在行使本公司賦予他們的職權時，還應當對每個股東負有下列義務：

(1) 不得使本公司超越其營業執照規定的營業範圍；

(2) 應當真誠地以本公司最大利益為出發點行事；

(3) 不得以任何形式剝奪本公司財產，包括（但不限於）對本公司有利的機會；

(4) 不得剝奪股東個人權益，包括（但不限於）分配權、表決權，但不包括根據本公司的公司章程提交股東大會通過的本公司改組。

本公司董事、監事、總經理、副總經理及其他高級管理人員都有責任在行使其權利或履行職務時，以一個合理的謹慎的人在相似情形下所應表現的謹慎、勤勉及技能為其所應為的行為。

本公司董事、監事、總經理、副總經理及其他高級管理人員在履行職務時，必須遵守誠信原則，不應當置自已於自身的利益與承擔的義務可能發行衝突的處境。此原則包括（但不限於）履行下列義務：

(1) 真誠地以本公司最佳利益為出發點行事；

(2) 在其職權範圍內行使權力，不得越權；

(3) 親自行使所賦予他的酌量處理權，不得受他人操縱，非經法律、行政法規允許或得到股東大會在知情的情況下的同意，不得將其酌量處理權轉給他人行使；

(4) 對同類別的股東應平等對待，對不同類別的股東應公平對待；

(5) 除公司章程有規定或由股東於股東大會上在知情情況下另有批准外，不得與本公司訂立合同、交易或安排；

(6) 未經股東大會在知情的情況下同意，不得以任何形式利用本公司財產為自已謀取利益；

(7) 不得利用職權收受賄賂或者其他非法收入，不得以任何形式侵佔本公司的財產，包括（但不限於）對本公司有利的機會；

(8) 未經股東於股東大會上在知情的情況下同意，不得接受與本公司交易有關的佣金；

(9) 遵守公司章程，忠實履行職務，維護公司利益，不得利用在本公司的地位及職權為自已謀取私利；

(10) 未經股東於股東大會上在知情的情況下同意，不得以任何形式與本公司競爭；

(11) 不得挪用本公司資金或者將本公司資金借貸給他人；不得將本公司資產以其個人名義或者以其他名義開立帳戶存儲，不得以本公司資產為本公司的股東或者其他個人債務提供擔保；及

(12) 未經股東於股東大會上在知情的情況下同意，不得洩露其在任職期間所獲得的涉及本公司的機密信息，除非以本公司利益為目的，亦不得利用該信息；但是，在下列情況下，可以向法院或者其他政府主管機構披露該信息：

(i) 法律有規定；

(ii) 公眾利益有要求；

(iii) 該董事、監事、總經理、副總經理及其他高級管理人員本身的利益有要求。

本公司董事、監事、總經理、副總經理及其他高級管理人員，不得指使下列人員或者機構（「聯繫人士」）作出董事、監事、總經理、副總經理及其他高級管理人員被禁止做的事：

(1) 該董事、監事、總經理、副總經理及其他高級管理人員的配偶或未成年子女；

(2) 該董事、監事、總經理、副總經理及其他高級管理人員或前項所述人員的受託人；

(3) 該董事、監事、總經理、副總經理及其他高級管理人員或上述第(1)及(2)項所述人員的合夥人；

(4) 由該董事、監事、總經理、副總經理及其他高級管理人員在事實上單獨控制的公司，或與上文第(1)、(2)及(3)項所提及的人員或者本公司其他董事、監事、總經理、副總經理及其他高級管理人員在事實上共同控制的公司；及

(5) 前項所指被控制的公司的董事、監事、總經理、副總經理及其他高級管理人員。

本公司董事、監事、總經理、副總經理及其他高級管理人員所負的誠信義務不一定因其任期結束而終止，其對本公司商業秘密保密的義務在其任期結束後仍有效。其他義務的持續期應根據公平的原則決定，取決於事件發生時與離任之間時間的長短，以及與本公司的關係在何種情形及條件下結束。

本公司董事、監事、總經理、副總經理及其他高級管理人員違反對本公司所負的義務時，除了由法律、行政法規規定的各種權利、補救措施外，公司有權採取以下措施：

(1) 要求有關董事、監事、總經理、副總經理及其他高級管理人員賠償由於其失職給公司造成的損失；

(2) 撤銷任何由本公司與有關董事、監事、總經理、副總經理及其他高級管理人員訂立的合同或交易，以及由公司與第三人（當第三人明知或理應知道代表本公司的董事、監事、總經理、副總經理及其他高級管理人員違反了對公司應負的義務）訂立的合同或交易；

(3) 要求有關董事、監事、總經理、副總經理及其他高級管理人員交出因違反其義務而獲得的收益；

(4) 追回有關董事、監事、總經理、副總經理及其他高級管理人員所收受本應為本公司收取的款項，包括（但不限於）佣金；及

(5) 要求有關董事、監事、總經理、副總經理及其他高級管理人員退還因本應交予本公司的款項所賺取的、或可能賺取的利息。

在公司章程規限下，本公司董事、監事、總經理、副總經理及其他高級管理人員因違反某項具體義務所負責任，可以由股東於股東大會上在知情的情況下解除。

(B) 修訂公司章程文件

本公司根據法律、行政法規及公司章程的規定，可以修改公司章程。

公司章程的修改，涉及必備條款內容的，將於國務院及有關外經貿部授權的公司審批部門批准後生效；而涉及本公司登記事項的，應當依法辦理變更登記。

(C) 修訂現有股份或不同類別股份的權利

任何類別股東因身為股東所獲賦予的權利（「類別權利」），除非經股東大會以特別決議案通過及經受影響的類別股東在按公司章程另行召集的股東會議上通過，否則不得修訂或廢除。

下列情形應當視為修訂或廢除某類別股東的權利：

(1) 增加或者減少該類別股份的數目，或者增加或減少與該類別股份享有同等或更多的表決權、分配權、其他特權的類別股份的數目；

(2) 將該類別股份的全部或者部分換作其他類別，或把另一類別的股份的全部或者部分換作該類別股份或者授予該等轉換權；

(3) 取消或者減少該類別股份所具有的、取得已產生的股息或累積股息的權利；

(4) 減少或取消該類別股份所具有的優先取得股息或在本公司清算中優先取得財產分配的權利；

(5) 增加、取消或減少該類別股份所具有的轉換股份權、選擇權、表決權、轉讓權、優先購買權或取得本公司證券的權利；

(6) 取消或減少該類別股份所具有的、以特定貨幣收取本公司應付款項的權利；

(7) 設立與該類別股份享有同等或更多表決權、分配權或其他特權的新類別股份；

(8) 對該類別股份的轉讓或所有權加以限制或增加該等限制；

(9) 分配及發行該類別或另一類別的股份認購權或轉換股份的權利；

(10) 增加其他類別股份的權利或特權；

(11) 本公司改組方案會構成不同類別股東在改組中不按比例地承擔責任；及

(12) 修訂或廢除公司章程所規定的條款。

受影響的類別股東，無論原來在股東大會上有否表決權，在涉及上文(2)至(8)、(11)及(12)段的事項時，在類別股東會議上具有表決權，但有利害關係的股東（見下文定義）在類別股東會議上沒有表決權。

類別股東會的決議，應當經由出席類別股東會議並且有表決權的該類別股東所代表三分之二以上的表決權通過，方可作出。

召開類別股東會議，應當於會議召開四十五(45)日前發出書面通知，將會議擬審議的事項以及開會日期及地點告知所有該類別股份的在冊股東。擬出席會議的股東，應當於會議召開二十(20)日前，將出席會議的書面回復送達本公司。

擬出席類別股東會議的股東所代表的在該會議上有表決權的股份數，達到在該會議上有表決權的該類別股份總數二分之一以上的，本公司可以召開類別股東會議；達不到的，公司應當在五(5)日內將會議擬審議的事項、開會日期及地點以公告形式再次通知股東，經公告通知，本公司可以在發出該公告後，召開類別股東會議。

類別股東會議的通知只須送給有權在該會議上表決的股東。

類別股東會議應當以與股東會盡可能相同的程序舉行，公司章程中有關任何股東大會舉行程序的條款適用於任何類別股東會議。內資股與外資股持有人應被視為不同類別股東。

於下列情形下類別股東表決的特別程序並不適用：

(1) 經股東大會以特別決議批准，本公司每隔12個月單獨或者同時發行數量各自不超過現有已發行內資股及境外上市外資股的20%的內資股及境外上市外資股；或

(2) 本公司設立時發行內資股及境外上市外資股的計劃，自中國證券委員會批准之日起十五(15)個月內完成的。

就章程內類別權利條款而言，「有利害關係股東」的含義如下：

(1) 在本公司向全體股東按照相同比例發出購回邀約或在證券交易所通過公開交易方式購回自己股份的情況下，「有利害關係的股東」是指章程所定義的「控股股東」；

(2) 在本公司在證券交易所外以協議方式購回本身股份的情況下，「有利害關係的股東」是指該協議有關的股東；及

(3) 在本公司改組方案中，「有利害關係的股東」是指在該重組中，以低於本類別其他股東的比例承擔責任的股東或與該類別中的其他股東擁有不同利益的股東。

(D) 決議案須獲大多數通過

股東大會決議分為普通決議案及特別決議案。

股東大會作出普通決議案，應當由出席股東大會的股東(包括股東代理人)所持表決權的二分之一以上通過。

股東大會作出特別決議案，應當由出席股東大會的股東‘]括股東代理人)所持表決權的三分之二以上通過。

(E) 表決權(一般指投票表決及要求投票表決的權利)

本公司普通股股東有權參加或委派股東代理人參加股東會議，並行使表決權。股東(包括股東代理人)在股東大會表決時，以持有附帶表決權的股份數額行使表決權，每一股份有一票表決權。

除非下列人在舉手表決以前或以後，要求以投票方式表決，股東大會以舉手方式進行表決：

(1) 大會主席；

(2) 至少兩名有表決權的股東或有表決權的股東的代理人；或

(3) 親身或由股東代理人出席該會議並持有表決權的股份10%或以上的一個或者多名股東。

除非有人提出以投票方式表決，會議主席根據舉手表決的結果，宣布決議按獲一致通過、以大多數票通過或不通過，並將此記載在會議紀錄中，作為最終的依據，毋須證明該會議通過的決議案中支持或反對的票數或者其比例。以投票方式表決的要求可以由提出者撤回。

如果要求以投票方式表決的事項是選舉主席或者中止會議，則應當立即進行投票表決；其他要求以投票方式表決的事項，由主席決定何時舉行投票，會議可以繼續進行，討論其他事項。投票結果仍被視為在該會議上所通過的決議案。在投票表決時，有兩票或者兩票以上的表決權的股東（包括股東代理人），不必把所有表決票全部投贊成票或反對票。

當反對及贊成票相等時，無論是舉手或投票表決，會議主席有權多投一票。

(F) 股東週年大會的規定

董事會須每年召開股東周年大會，並應於上一財政年度完結後的六(6)個月內舉行。

(G) 帳目及會計

本公司依照法律、行政法規及國務院財政主管部門制定的中國會計準則的規定，制定本公司的財務會計制度及內部審計制度。

本公司董事會應當在每次股東週年大會上，向股東呈交有關法律、行政法規或中央及地方政府主管部門頒布的指令所規定由本公司編製的財務報告。

本公司的財務報告應當在召開股東週年大會的二十(20)日以前置備於本公司，供股東查閱。本公司的每個股東都有權得到財務報告。

本公司的財務報表除應按中國會計準則及法規編製外，還應當按國際或本公司股份的境外上市地的會計準則編製。如按兩種會計準則編製的財務報表有重要出入，應當在財務報表的附錄中加以註明。本公司在分配有關會計年度的稅後溢利時，以前述兩種財務報表中稅後溢利數較少者為準。

本公司公布或者披露的中期業績或者財務資料應當按中國會計準則及法規編製，同時按國際或者本公司股份的境外上市地的會計準則編製。

本公司每一財政年度公布四次財務報告，即在一財政年度分別首三、六及九個月期間後的45天內公布中期財務報告，並在每個財政年度結束後三(3)個月內公布年度財務報告。

(H)　會議通知及將予進行之業務

股東大會是本公司的權力機構，依法行使職權。

未經股東大會事前批准，本公司不得與董事、監事、總經理、副總經理及其他高級管理人員以外的人訂立將公司全部或者重要業務的管理權交予該人負責的合同。

股東大會分為股東週年大會及股東特別大會。股東大會由董事會召集。

有下列情形之一，董事會應當在兩(2)個月內召開股東特別大會：

(1) 董事人數不足公司法規定的人數或者少於公司章程要求的數額的三分之二時；

(2) 本公司未彌補的虧損達股本總額的三分之一時；

(3) 持有本公司發行在外的有表決權的股份10%或以上的股東以書面形式要求召開股東特別大會時；

(4) 董事會認為必要或者監事會提出召開時；或

(5) 至少兩名獨立董事要求召開股東特別大會。

本公司召開股東大會，應當於會議召開四十五(45)日前發出書面通知，將會議擬審議的事項以及開會的日期及地點告知所有在冊股東。擬出席股東大會的股東，應當於會議召開二十(20)日前，將出席會議的書面回覆送達本公司。

當本公司召開股東週年大會，持有本公司有表決權的股份總數5%或以上的股東，有權以書面形式向公司提出新的提案，本公司應當將提案中屬於股東大會職責範圍內的事項，列入該次會議的議程。

股東特別大會不得決定通告未載明的事項。

本公司根據股東大會召開前二十(20)日時收到的書面回覆，計算擬出席會議的股東所代表的有表決權的股份數。擬出席會議的股東所代表的有表決權的股份數達到本公司有表決權的股份總數二分之一以上的，本公司可以召開股東

大會；達不到的，本公司應當在五(5)日內將會議擬審議的事項、開會日期及地點以公告形式再次通知股東，經公告通知，本公司可以在發出公告後，召開股東大會。

股東會議的通知應當符合下列要求；

(1) 以書面形式作出；

(2) 指定會議的地點、日期及時間；

(3) 説明會議將討論的事項；

(4) 向股東提供為使股東對將討論的事項作出明智決定所需要的資料及解釋，此原則包括（但不限於）在本公司提出合併、購回股份、股本重組或以其他方式改組本公司時，應當提供建議中的交易的具體條件及合同（如果有的話），並對其起因及後果作出認真的解釋；

(5) 如任何董事、監事、總經理、副總經理及其他高級管理人員與將建議的交易有重要利害關係，應當披露其利害關係的性質及程度；如果將建議的交易對該董事、監事、總經理、副總經理及其他高級管理人員作為股東的影響有別於對其他同類別股東的影響，則應當説明其區別；

(6) 載有任何擬在會議上提議通過的特別決議案的全文；

(7) 以明顯的文字説明，有權出席及表決的股東有權委任一位或一位以上的股東代理人代為出席及表決，而該股東代理人不必為股東；及

(8) 載明會議投交代理委托書的送交時間及地點。

股東大會通告應當向股東(不論在股東大會上是否有表決權)以專人送出或以郵資已付的郵件送出,受件人地址以股東名冊登記的地址為準。對內資股的持有人,股東大會通知也可以用公告方式進行。

公告應當於會議召開前四十五(45)日至五十(50)日的期間內,在國務院證券主管機構指定的一家或者多家報刊上刊登,一經公告,視為所有內資股的持有人已收到有關股東會議的通知。因意外遺漏未向某有權得到通知的人送出會議通知或者該等人沒有收到會議通知,會議及會議作出的決議並不因此無效。

如本公司召開股東週年大會,合計持有本公司有表決權股份5%或以上的股東有權提出書面動議,而本公司須將符合股東週年大會職權的建議動議事項列入議程。

下列事項由股東大會的普通決議案通過:

(1) 董事會及監事會的工作報告;

(2) 董事會擬訂的利潤分配方案及虧損彌補方案;

(3) 董事會及監事會成員的罷免及其報酬及支付方法;

(4) 本公司年度預算、決算報告、資產負債表、利潤表及其他財務報表;及

(5) 除法律、行政法規規定或者公司章程規定以特別決議通過以外的其他事項。

下列事項由股東大會以特別決議通過:

(1) 本公司增減股本及發行任何種類股票、認股證及其他類似證券;

(2) 發行本公司債券;

(3) 本公司的分拆、合併、解散及清算；

(4) 公司章程的修改；及

(5) 股東大會以普通決議案通過認為會對本公司產生重大影響的、需要以特別決議案通過的其他事項。

(l) 股份轉讓

所有股本已繳足股款的H股皆可依據章程自由轉讓，但是除非符合下列條件，否則董事會可拒絕承認任何轉讓文據，並無需申述任何理由。

(1) 向本公司支付2.50港元的費用（每份轉讓文據計），或支付香港聯交所同意的更高的費用，以登記股份的轉讓文據及其他與股份所有權有關或會影響股份所有權的文件；

(2) 轉讓文據只涉及H股；

(3) 轉讓文據已付應繳的印花稅；

(4) 應當提供有關的股票，以及董事會所合理要求的證明轉讓人有權轉讓股份的證據；

(5) 如股份擬轉讓與聯名持有人，則聯名持有人之數目不得超過4位；及

(6) 有關股份沒有附帶任何本公司的留置權。

股東名冊各部分的更改或更正，須根據股東名冊各部分存放地的法律進行。

股東大會召開前三十(30)日內或者本公司決定分配股息的基準日前五(5)日內，不得進行因股份轉讓而發生的股東名冊的變更登記。

(J) 本公司購買其本身股份的權力

根據公司章程的規定，本公司可以削減其註冊股本。

本公司可以經公司章程規定的程序通過，並於國家有關主管機構批准之情況下，購回其發行在外的股份：

(1) 為減少本公司資本而註銷股份；

(2) 與持有本公司股票的其他公司合併；及

(3) 法律及行政法規許可的其他情況。

本公司經國家有關主管機構批准購回股份，可以下列方式之一進行：

(1) 向全體股東按照相同比例發出購回邀約；

(2) 在證券交易所通過公開交易方式購回；或

(3) 在證券交易所外以協議方式購回。

本公司在證券交易所外以協議方式購回股份時，應當事先經股東大會按公司章程的規定批准。經股東大會以同一方式事先批准，公司可以解除或改變經前述方式已訂立的合同，或者放棄其合同中的任何權利。

購回股份的合同，包括（但不限於）同意承擔購回本公司股份責任及取得購回本公司股份權利的協議。本公司不得轉讓購回其股份的合同或者合同中規定的任何權利。

本公司依法購回股份後，應當在法律及行政法規規定的期限內，註銷該部分股份，並向原公司註冊登記機關申請辦理註冊股本變更登記。被註銷股份的票面總值應當從公司的註冊資本中削減。

除非本公司已經進入清算階段，公司購回其發行在外的股份，應當遵守下列規定：

(1) 本公司以面值價格購回股份的，付款應當從本公司的可分配利潤帳面餘額或為購回舊股而發行的股份所得款項中減除；

(2) 本公司以高於面值價格購回本公司股份的，相當於面值部分的付款應從本公司的可分配利潤帳面餘額或為購回舊股而發行的股份所得款項中減除；高出面值部分的付款，按照下述辦法辦理：

    (i) 購回的股份是以面值價格發行的，從本公司的可分配利潤帳面餘額中減除；

    (ii) 購回的股份是以高於面值的價格發行的，從本公司的可分配利潤帳面餘額或為購回舊股而發行的股份所得款項中減除；但是從發行股份所得款項中減除的金額，不得超過購回的舊股發行時所得的溢價總額，也不得超過購回時本公司股份溢價帳戶上的金額（包括發行股份的溢價金額）；

(3) 本公司為下列用途所支付的款項，應當從本公司的可分配的利潤中支出：

    (i) 取得購回本公司股份的購回權；

    (ii) 變更購回本公司股份的合同；及

    (iii) 解除本公司在購回本公司股份合同中的義務；及

(4) 被註銷股份的票面總值根據有關規定從公司的註冊股本中核減後，從本公司可分配的利潤中減除的用於購回股份面值部分的金額，應當計入本公司的股份溢價帳戶中。

(K)　**本公司任何附屬公司擁有其母公司股份的權力**

公司章程並無限制附屬公司擁有本公司股份的規定。

(L)　**股利及其他分配方式**

本公司可以下列形式分配股利：

(1)　現金；或

(2)　股票。

本公司向內資股持有人支付股利以及其他款項，以人民幣計價及宣布，並以人民幣支付。本公司向境外上市外資股股東支付股利及其他應付的款項，以人民幣計價及宣布，並以外幣支付。

本公司應代表H股持有人委任收款代理人代有關股東收取本公司所分配的股利及其他應付的款項。本公司委任的H股股東的收款代理人，應當為依照香港《受託人條例》註冊的信託公司。

(M)　**代理人**

任何有權出席股東會議並有權表決的股東，有權委任一人或者數人（該人可以不是股東）作為其股東代理人，代為出席及表決。該股東代理人依照該股東的委託，可以行使下列權利：

(1)　擁有與該股東在股東大會上相同的發言權；

(2)　擁有自行或者與他人共同要求以投票方式的表決權；及

(3)　擁有以舉手或者以投票方式行使表決權，但是委任的股東代理人超過一人時，該等股東代理人只能以投票方式行使表決權。

股東應當以書面形式委託代理人，由委託人簽署或者由其以書面形式委託的代理人簽署；委託人為法人的，應當加蓋法人印章或者由其董事或者正式委任的代理人簽署。表決代理人委託書至少應當在該委託人擬進行表決的有關會議召開前二十四(24)小時，或者在指定表決時間前二十四(24)小時，備置於本公司住所或召集會議的通知中指定的其他地方。如委託書由委託人授權他人簽

署的，授權簽署的授權書或者其他授權文件應當經過公證。經公證的授權書或者其他授權文件，應當在上述時間備置於本公司住所或者召集會議的通知中指定的其他地方。

委託人為法團的，其法定代表人或董事會或其他決策機構決議授權的人可作其代表出席本公司的股東會議。

任何由本公司董事會發給股東用於任命股東代理人的委託書的格式，應當讓股東按其意願指示股東代理人就會議處理事項的決議案投贊成票或反對票，委託書應當註明如果股東不作指示，股東代理人可以按自己的意思表決。

表決前委託人已經去世、喪失行為能力、撤回委任、撤回簽署委任的授權或者有關股份已被轉讓的，只要本公司在有關會議開始前沒有收到該等事項的書面通知，由股東代理人依委託書所作出的表決仍然有效。

(N)　催繳股款及沒收股份

公司章程並無關於催繳股款或沒收股份的規定。

(O)　股東權利(包括查閱股東名冊)

本公司普通股股東享有下列權利：

(1)　依照其所持有的股份份額領取股利及其他形式的利益分配；

(2)　參加或委派股東代理人參加股東大會，並行使表決權；

(3)　對本公司的業務經營活動進行監事管理，提出建議或者質詢；

(4)　依照法律、行政法規及公司章程的規定轉讓股份；

(5) 依公司章程的規定獲得有關信息，包括：

(i) 在繳付成本費用後得到一份公司章程；

(ii) 在繳付了合理費用後有權查閱及複印：

(a) 股東名冊的各部分；

(b) 本公司董事、監事、總經理、副總經理及其他高級管理人員的個人資料如下：

(aa) 現在及以前的姓名、別名；

(bb) 主要的地址（住所）；

(cc) 國籍；

(dd) 專職及其他全部兼職的職業；及

(ee) 身份證明文件及其號碼。

(c) 本公司股本狀況；

(d) 自上一會計年度以來本公司購回自己每一類別股份的票面總值、數量、最高價及最低價，以及本公司為此支付的全部費用的報告；及

(e) 股東大會的會議記錄；

(6) 本公司終止或清算時，按其所持有的股份份額參加公司剩餘的財產的分配；及

(7) 法律、行政法規及公司章程所賦予的其他權利。

(P) 會議法定人數及不同的類別股東會議

倘本公司召開股東大會，則在會議舉行前二十(20)日，本公司接獲擬參加會議股東所代表有表決權股份的數目，必須已達公司有表決權股份的一半或以上；否則，本公司須於會議舉行前5天內，發表公布再次通知股東有關議題，以及舉行會議的日期及地點。本公司可於發表有關公布後召開會議。

倘本公司召開類別股東會議，則在會議舉行前二十(20)日，公司接獲擬參加會議股東所代表有表決權股份的數目，必須已達該類別有表決權股份總數的一半或以上；否則，本公司須於會議舉行前5天內，發表公布再次通知股東有關議題，以及舉行會議的日期及地點。本公司可於發表有關公布後召開會議。

(Q) 少數股東遭欺詐或壓制時可行使的權利

除法律、行政法規或公司股份上市的證券交易所所要求的義務外，控股股東在行使股東權利時，不得因行使其股東權利在下列問題上作出有損於全體或部分股東的利益的決定：

(1) 免除董事、監事應當真誠地以本公司最大利益為出發點行事的責任；

(2) 批准董事、監事（為本身或他人利益）以任何形式剝奪本公司財產，包括（但不限於）任何對本公司有利的機會；或

(3) 批准董事、監事（為本身或他人權益）剝奪其他股東的個人權益，包括（但不限於）任何分配權、表決權，但不包括根據公司章程提交股東大會通過的公司改組。

就此而言，「控股股東」是具備以下條件之一的人：

(1) 該人單獨或者與他人一致行動時，可以選出半數以上的董事；

(2) 該人單獨或者與他人一致行動時，可以行使本公司30%或以上的表決權；或可以控制本公司的30%或以上表決權的行使；

(3) 該人單獨或者與他人一致行動，持有公司發行在外30%或以上的股份；或

(4) 該人單獨或者與他人一致行動時，以其他方式在事實上控制本公司。

請參閱上文「修訂現有股份或類別股份的權利」。

(R) 清算程序

本公司有下列情形之一的，應當解散並依法進行清算：

(a) 股東大會決議解散；

(b) 因本公司合併或者分立需要解散；

(c) 本公司因不能清償到期債務被依法宣告破產；或

(d) 本公司違反法律、行政法規被依法責令關閉。

如董事會決定本公司進行清算（因本公司宣告破產而清算者除外），應當在為此召集的股東大會的通知中，聲明董事會對本公司的狀況已經做了全面的調查，並認為公司可在清算開始後十二(12)個月內全部清償公司債務。

股東大會通過清算本公司的決議之後，公司董事會的職權立即終止。

清算委員會應當遵循股東大會的指示，每年至少向股東大會報告一次清算委員會的收入及支出，本公司的業務及清算的進展，並在清算結束時向股東大會作最後報告。

(S) 其他對本公司或其股東重要的規定

(i) 總則規定

本公司為永久存續的股份有限公司。

自公司章程生效之日起，公司章程即成為規範本公司的組織與行為、本公司與股東之間、股東與股東之間權利義務的，具有法律約束力的文件。

本公司可以向其他有限責任公司、股份有限公司投資，並以該出資額為限對所投資公司承擔責任。

經國務院授權的公司審批部門批准，本公司可以根據經營管理的需要，以控股公司形式運作。

本公司根據經營及發展的需要，可以按照公司章程的有關規定批准增加資本。

本公司增加資本可以採取下列方式：

(1) 向非特定投資人募集新股；

(2) 向現有股東配售新股；

(3) 以紅股分發方式向現有股東派送新股；及

(4) 法律及行政法規許可的其他方式。

本公司增資發行新股，按照公司章程的規定批准後，根據國家有關法律、行政法規規定的程序辦理。

除了法律或行政法規另有規定外，本公司股份可以自由轉讓，並不附帶任何留置權。

本公司減少註冊股本時，必須編制資產負債表及財產清單。本公司應當自作出減少註冊資本決議之日起十(10)日內通知債權人，並於三十(30)日內在報紙上至少公告3次。債權人自接到通知書之日起三十(30)日內，未接到通知書的自第一次公告之日起九十(90)日內，有權要求本公司清償債務或者提供相應的償債擔保。本公司減少股本後的註冊股本，不得低於法定的最低限額。

本公司普通股股東承擔下列義務：

(1) 遵守公司章程；

(2) 依其所認購股份及入股方式繳納股金；及

(3) 法律、行政法規及公司章程規定應當承擔的其他義務。

股東除了股份的認購人在認購時所同意的條件外，不承擔其後追加任何股本的責任。

(ii) 董事會秘書

本公司董事會秘書應當是具有必備的授權知識及經驗的自然人，由董事會委任。其主要職責是：

(1) 保證本公司有完整的組織文件及記錄；

(2) 確保本公司依法準備及遞交有權機構所要求的報告及文件；及

(3) 保證本公司的股東名冊妥善設立，保證有權得到本公司有關記錄及文件的人及時得到有關記錄及文件。

(iii) 監事會

本公司設監事會。本公司董事、總經理、副總經理及副財務總監及財務總監不得兼任監事，監事會由五名監事組成，任期三年，可重選及連任。

監事會設主席1人，由全體監事的三分之二或以上選舉及罷免。主席任期三年，可重選及連任。監事會成員由四名股東代表及一名本公司職工代表組成。股東代表由股東大會選舉及罷免；職工代表由公司職工民主選舉及罷免。外部監事佔全體監事會成員的一半人數，並包括兩名獨立監事。外部監事在公司概無擔任職位，並有權就本公司高級管理人員之真誠盡力及其他表現之任何事項在股東大會上報告。

監事會向股東大會負責，並依法行使下列職權：

(1) 檢查本公司的財務狀況；

(2) 對董事、總經理、副總經理和或其他高級人員執行公司職務時是否有違反法律、行政法規或者公司章程的行為進行監事；

(3) 當董事、經理及其他高級人員的行為損害公司的利益時，要求前述人員予以糾正；

(4) 核對董事會擬提交股東大會的財務報告、營業報告及利潤分配方案等財務資料，發現疑問的，可以本公司名義委託執業會計師、執業審計師幫助複審；

(5) 提議召開股東特別大會；

(6) 代表本公司與董事交涉或對董事起訴；及

(7) 行使公司章程規定的其他職權。

監事須列席董事會會議。

(iv) 本公司總經理

本公司將有總經理一名，由董事會聘任或者解聘；將設副總經理若干名，協助總經理工作。副總經理任期三(3)年，可連選連任。

總經理對董事會負責，行使下列職權：

(1) 主持本公司的生產、經營與管理工作，組織實施董事會決議；

(2) 組織實施本公司年度經營計劃及投資方案；

(3) 擬訂本公司內部管理機構設置方案；

(4) 擬訂本公司的基本管理制度；

(5) 制定本公司的基本規章；

(6) 提請聘任或者解聘本公司副總經理及財務主管；

(7) 聘任或者解聘除應由董事會聘任或者解聘以外的負責管理人員；

(8) 決定對本公司職工的獎懲、升降級、加減薪，聘任、僱用、解聘、辭退；

(9) 於獲得董事會授權的情況下，在各重要外界業務交易中代表本公司；及

(10) 行使公司章程及董事會授予的其他職權。

總經理、副總經理須列席董事會會議；非董事的總經理、副總經理在董事會會議上沒有表決權。

總經理、副總經理在行使職權時，應當根據法律、行政法規及公司章程的規定，履行誠信及勤勉的義務。

(v) 董事會

董事會對股東大會負責，行使下列職權：

(1) 負責召集股東大會，並向股東大會報告工作；

(2) 執行股東大會的決議；

(3) 決定本公司的經營計劃及投資方案；

(4) 制訂本公司的年度財務預算案、決算方案；

(5) 制定本公司的利潤分配方案及彌補虧損方案；

(6) 制定本公司增加或者減少註冊資本的方案以及發行公司債券的方案；

(7) 擬定本公司合併、分立、解散的方案；

(8) 決定本公司內部管理機構的設置；

(9) 聘任或者解聘本公司總經理，根據總裁的提名，聘任或者解聘本公司副總經理及財務主管，決定其報酬事項；

(10) 制定本公司的基本管理制度；

(11) 制定本公司章程修改方案；

(12) 在遵循適用法律、法規及本公司章程的情況下，行使本公司之借款及財務權力，以及決定按揭、租賃、訂約或轉讓本公司資產，並授權總經理或副總經理在特定範圍內行使上述權力；及

(13) 行使股東於股東大會授予或者公司章程規定的其他權力。

董事會作出上述決議事項，除第(6)、(7)、(11)段所指明之事項須由三分之二或以上的董事表決同意外，其餘可由半數以上的董事表決同意。

董事會每年至少召開兩次會議，由總經理召集，於會議召開十五(15)日以前通知全體董事。有緊急事項時，經總經理或董事會三分之一以上（包括在內）董事提議，可召開臨時董事會會議。

董事會會議應由二分之一以上的董事出席方可舉行。每名董事有一票表決權。當反對票及贊成票相等時，總經理有權多投一票。如果四分之一的董事會成員或兩名外部董事認為議決事項所需資料不足或不明確，則該等董事可要求董事會議休會或將該等事項延遲並提呈董事會議討論，而董事會須接納有關建議。

董事會會議決議事項與某位董事有利害關係時，該董事應予回避，且無表決權。而在計算出席會議的法定董事人數時，該董事亦不予計入。

(vi)　帳目及審計

(1)　會計師事務所的聘任

本公司應當聘任符合國家有關規定的獨立的執業會計師事務所，審計本公司的年度財務報告，並審核本公司的其他財務報告。本公司的首任執業會計師事務所可由創立大會在首次股東週年大會前聘任，該執業會計師事務所的任期在首次股東週年大會結束時終止。創立大會不行使前述規定的職權時，由董事會行使該職權。

本公司聘用執業會計師事務所的聘期，自本公司作出聘請之股東周年大會結束時起至下次股東周年大會結束時止。

如果執業會計師事務所職位出現空缺，董事會在股東大會召開前，可委任執業會計師事務所填補該空缺。但在空缺持續期間，公司如有其他在任的會計師事務所，該會計師事務所仍可行事。

不論執業會計師事務所與本公司訂立的合同條款如何規定，股東大會可在任何執業會計師事務所任期滿前，通過普通決議決定將該執業會計師事務所解聘。有關會計師事務所如有因被解聘而向公司索償的權利，有關權利不因此而受影響。

執行會計師事務所的報酬或者確定報酬的方式由股東大會決定。由董事會聘任的執業會計師事務所的報酬由董事會確定。

(2)　更換及解聘會計師事務所

本公司聘用、解聘或者不再續聘執業會計師事務所應由股東大會作出決定，並報國務院證券主管機構備案。

股東大會在擬通過決議，聘任一家非現任的執業會計師事務所以填補執業會計師事務所職位的任何空缺，或續聘一家由本公司董事會聘任填補空缺的執業會計師事務所，或者解聘一家任期未屆滿的執業會計師事務所時，應當符合下列規定：

(1)　有關聘任或解聘的提案在股東大會會議通知發出之前，應當送給擬聘任的或者擬離任的或者已離任的會計師事務所（離任包括被解聘、辭聘及退任）。

(2) 如果即將離任的會計師事務所作出書面陳述，並要求本公司將該陳述告知股東，本公司除非收到書面陳述過晚，否則應當採取以下措施：

(i) 在向股東發出有關決議的通知上説明將離任的會計師事務所作出的陳述；及

(ii) 將陳述副本作為通知的附件以章程規定的方式送給股東。

(3) 如果未將有關執業會計師事務所的陳述按前項的規定送出，有關會計師事務所可要求該陳述在股東大會上宣讀，並可以進一步作出申訴。

(4) 離任的執業會計師事務所有權出席以下會議：

(i) 其任何應到期的股東大會；

(ii) 為填補因其被解聘而出現空缺的股東大會；及

(iii) 因其主動辭聘而召集的股東大會；

而離任的會計師事務所有權收到前述會議的所有通知或者與會議有關的其他信息，並在前述會議上就涉及其作為本公司前任執業會計師事務所的事宜發言。

(3) 辭聘會計師事務所

執業會計師事務提出辭聘，應當向股東大會説明本公司有無不當事宜。

任何執業會計師事務所可以用把辭聘通知置於本公司法定住所的方式辭去其職務。通知在其置於本公司住所之日或者通知內註明的較遲日期生效。該通知應當包括下列陳述：

(1) 認為其辭聘並不涉及任何應該向本公司股東或債權人交代情況的聲明；或

(2) 任何應當交代情況的陳述。

本公司收到前項所指書面通知的十四(14)天日內，應當將該通知複印件送出給有關主管機關。如果通知載有前述(2)項所提及的陳述，本公司應當將該陳述的副本備置於本公司的法定住處，供股東查閱。本公司還應將前述陳述副本以郵資已付的郵件寄給每個H股股東，受件人地址以股東名冊登記的地址為準。

如果執業會計師事務所的辭聘通知載有任何應當向本公司股東或債權人交代情況的陳述，會計師事務所可要求董事會召集股東特別大會，聽取其就辭聘有關情況作出的解釋。

(vii) 爭議的解決

凡境外上市外資股股東與本公司之間，境外上市外資股股東與本公司董事、監事、總經理、副總經理或者其他高級管理人員之間，境外上市外資股股東與內資股持有人之間，基於公司章程、公司法及其他有關法律、行政法規規定的權利義務發生的與公司事務有關的爭議或者權利主張，有關當事人應當將此類爭議或者權利主張提交仲裁解決。

申請仲裁者可選擇在中國國際經濟貿易仲裁委員會按其規則進行仲裁，也可以選擇在香港國際仲裁中心按其證券仲裁規則進行仲裁。申請仲裁者將爭議或者權利主張提交仲裁後，對方必須在申請者選擇的仲裁機構進行仲裁。

如申請仲裁者選擇香港國際仲裁中心仲裁，則爭議的任何一方可以按香港國際仲裁中心的證券仲裁規則的規定請求該仲裁在深圳進行。

如第(1)段所述的任何爭議或索償權利須要提交仲裁，則會採用適用中華人民共和國的法律，除法律、行政法規另有規定的除外。

爭議或者權利主張提交仲裁時，應當是全部權利主張或者爭議整體，所有由於同一事由而有訴因的人或者該爭議或權利主張的解決需要其參與的人，如果其身份為本公司或本公司股東、董事、監事、總經理、副總經理或者其他高級管理人員，應當服從仲裁。有關股東界定、股東名冊的爭議，可以不用仲裁方式解決。

仲裁機構作出的裁決是終局裁決，對各方均具有約束力。

A. 本公司其他資料

(1) 本公司於二零零零年三月二十九日根據公司法成立為一間中外股份有限責任公司，發起人為青鳥軟件、北京天橋、青鳥、宇環、致勝資產、龍騰投資有限公司、New View Venture Limited、Hinet Company Limited及亞洲技術投資有限公司。本公司已於香港中環雲咸街8號亞洲太平洋中心7樓02室設立營業地點，並已向香港公司註冊處提交申請，根據公司條例第十一部申請成為香港之海外公司。該項申請載有委任楊秋明女士（地址：香港九龍深水埗汝州街287號6樓）為本公司在香港的接收傳票代理人的通告。

(2) 本公司於成立時之註冊資本為人民幣70,000,000元，分為70,000,000股每股面值人民幣1.00元之發起人股份，全部均已獲持有及繳足，並列載如下：

發起人	各發起人持有之發起人股份數目	各發起人之概約持股百分比*
青鳥軟件	11,000,000	15.72%
北京天橋	7,500,000	10.71%
宇環	8,500,000	12.14%
青鳥	4,000,000	5.71%
致勝資產	22,000,000	31.43%
龍騰投資有限公司	3,000,000	4.29%
Hinet Company Limited	2,000,000	2.86%
亞洲技術投資有限公司	5,000,000	7.14%
New View Venture Limited	7,000,000	10%

* 持股百分比調整至小數點後最接近兩位小數。

(3) 本公司之成立涉及（其中包括）下列程序及批文：

(a) 所有發起人於二零零零年一月四日作出書面決議，批准（其中包括）展開有關成立本公司之程序及由各發起人以人民幣或外幣就本公司股本出資；

(b) 北京市工商行政管理局於二零零零年二月十八日發出之批文（京）企名預核）（外）字〔2000〕第10160973號，批准使用本公司之名稱；

(c) 財政部於二零零零年一月三十一日就（其中包括）發起人即將向本公司之註冊資本繳足之資產淨值／股本轉換比率及本公司國有股份之管理計劃發出批文（財管字〔2000〕23號）；

(d) 對外貿易經濟合作部於二零零零年二月二十二日就9名發起人成立本公司而發出的批文（外經貿資函字第121號）；

(e) 對外貿易經濟合作部於二零零零年二月二十五日就批准成立本公司為外資企業發出的批文（外經貿資審字〔2000〕0012號）；

(f) 本公司於二零零零年三月十六日舉行的創立會議上通過決議案，議決（其中包括）成立本公司、採納舊公司組織章程及委任本公司董事和監事；

(g) 國家工商行政管理局於二零零零年三月二十九日就本公司成立為一間中外合資股份有限公司及獨立法律實體發出的營業執照；

(h) 中國證監會於二零零零年四月三十日發出的批文（証監發行字(2000)52號），授權本公司申請在聯交所創業板上市。

2. 股本變動

於本公司在二零零零年三月二十九日成立後，其註冊股本為人民幣70,000,000元，分為70,000,000股每股面值人民幣1元的發起人股份，其中人民幣22,000,000元、人民幣11,000,000元、人民幣8,500,000元及人民幣7,500,000元分別由致勝資產、青鳥軟件、宇環及北京天橋持有並以現金繳足，另人民幣4,000,000元、人民幣5,000,000元、人民幣2,000,000元、人民幣3,000,000元及人民幣7,000,000元則分別由青鳥、亞洲技術投資有限公司、Hinet Company Limited、龍騰投資有限公司及New View Venture Limited以現金繳足。

除上述者外，自本公司成立以來其股本並無任何變動。於配售完成後，惟並無計入本公司根據超額配股權可能發行的H股（不超過2,400,000股H股），本公司的股本總額將增加至人民幣94,000,000元。

3. 本公司於二零零零年四月十五日、二零零零年七月五日及二零零零年七月十五日舉行之股東特別大會之程序：

在本公司於二零零零年四月十五日舉行之股東特別大會上，本公司股東已通過（其中包括）下列決議案，據此，本公司之公司組織章程細則已予採納。在本公司於二零零零年七月五日舉行之另一股東特別大會上（經本公司於二零零零年七月十五日舉行之股東特別大會補充後），本公司股東已通過（其中包括）下列決議案，據此：

(a) 已修訂及追認本公司之公司組織章程；

(b) 在以下條件下：

(i) 聯交所創業板上市委員會批准根據配售將予發行之H股（包括根據超額配股權可能發行之額外H股）上市及買賣；及

(ii) 配售包銷商在配售及包銷協議項下之責任成為無條件，且並無根據其條款或因其他原因而終止，

配售已獲批准，以及董事已獲授權根據配售發行H股（包括因行使超額配股權而可能發行之額外H股）；及

(c) 在以下條件下：

(i) 聯交所創業板上市委員會批准購股權計劃，以及批授購股權以認購因根據購股權計劃授出任何購股權獲行使而須予發行之H股，以及批准該等H股；及

(ii) 配售包銷商在配售及包銷協議項下之責任成為無條件，且並無根據其條款或因其他原因而終止；

購股權計劃之規則已獲批准及採納，以及董事已獲授權授出認購據此發行之H股之購股權，並根據購股權計劃授出之任何購股權獲行使而發行H股。

(d) 根據本公司股東於同日通過之決議案，董事會已獲授權向中國證監會申請購回本公司即將發行之H股（包括因超額配股權獲行使而可能發行之H股），並已獲發起人授權購回該等H股，數額最多佔H股總數10%。此外，在獲得中國證監會批准後，以及在任何H股可予購回前，董事會須向H股（包括因超額配股權獲行使而可能發行之H股）持有人取得一般無條件授權（「購回授權」），以使本公司獲授權在聯交所或本公司證券可能上市並獲香港證券及期貨事務監察委員會及聯交所就此認可之任何其他證券交易所購回任何H股，數額最多佔本公司即將就配售發行之H股（包括根據超額配股權可能發行之H股）總數10%。

(e) 根據本公司股東於同日通過之一項決議案及受制於及有待中國證監會批准後，授予董事會一項授權：

(i) 由決議案日期起計十二(12)個月期間內配售及/或發行內資股及/或H股，惟將予配售及/或發行之內資股及/或H股之數目不得超過當時內資股及H股各自之已發行數目20%（「20%限額」）；

(ii) 以20%限額為限，確定將予配售及/或發行之內資股及/或H股之數目，以及處置因配售及/或發行該等新股份所產生或與之有關之事宜；及

(iii) 對公司組織章程細則第17、第18及第21條作出必要之修訂，以反映本公司股本因該項股份配售及/或發行所引致之變動；

該授權將由決議案通過日期起計之十二(12)個月期間，或直至股份持有人以特別決議案撤回或修訂該授權時為止維持有效。

除上述者外，本公司股本自其成立以來概無任何變動。

B. 重組

(1) 重組

(a) 本公司於二零零零年三月二十九日根據公司法成立為股份有限責任公司。其發起人包括四名國內發起人（分別為北京天橋、青鳥、宇環及青鳥軟件，乃由北京大學共同控制）及身為外商投資者的五位其他發起人（分別為New View Venture Limited、亞洲技術投資有限公司、龍騰投資有限公司、致勝資產及Hinet Company Limited）。

(b) 根據公司法，股份有限責任公司須最少有五位發起人，最低法定股本不少於人民幣10,000,000元。為成立本公司及就本公司引入策略性投資者，四名國內發起人已透過重組注入業務及現金，而其餘身為外商投資者之五位發起人亦已對本公司法定股本注入現金。

(c) 將由發起人繳足的本公司註冊資本為人民幣70,000,000元。透過重組，四名國內發起人合共對本公司註冊資本注資人民幣31,000,000元。前身業務（即四名國內發起人（包括青鳥軟件）加工廠）首先以現金繳足合共人民幣20,000,000元，然後投入於一九九九年十二月三十一日經估值約人民幣18,800,000元並將由本公司經營的業務，代價為向前身業務支付相同數額的款項。於二零零零年四月十五日完成該等業務之評估後，有關方面已於二零零零年四月十七日注入及轉讓

業務以換取現金。青島軟件已另行對本公司注資人民幣11,000,000元現金作為其所佔注資額。前身業務轉讓予本公司的業務的資料載述如下：

已轉讓之業務／資產	轉讓人	代價
有關北京天橋GPS技術及相關產品之所有業務、資產、負債、技術信息及材料(轉讓人可保留應用230m頻寬之GPS技術)	北京天橋	人民幣3,519,250元
青島有關JB-SG2及相關產品的所有業務、資產、負債、技術信息及材料	青島	人民幣2,724,765元
宇環有關ASIC之所有業務、資產、負債、技術信息及材料	宇環	人民幣10,194,882元
儀器廠有關聰明咭應用系統及無線火災警報系統之所有業務、資產與負債、技術信息及材料	儀器廠	人民幣2,387,465元

(d) 於重組完成後，其他身為外商投資者之五位發起人合共注資人民幣39,000,000元現金作為本公司的資本。根據二零零零年四月十七日的驗資報告，本公司的註冊資本經核證為已予全數繳足。

(e) 為於重組後支援本公司之業務營運，以下出租人／發牌人或承租人租出／特許予本公司或本公司出租或特許下列設備／軟件／商標，並於二零零零年四月十七日起生效：

設備／軟件租賃或特許證	**出租人／發證人或承租人**	**代價**
使用JB-CASE軟件之非獨家特許權	北京北大青鳥軟件有限公司	無
2項商標	青鳥軟件	無
技術設備之租賃	微電子學研究所(出租人)	每小時人民幣120元
技術設備之租賃	微電子學研究所(承租人)	每年人民幣1,260,000元
使用應用230m頻寬之GPS技術之非獨家特許權	北京天橋	應用230m頻寬之GPS產品之3%專利費用

有關上述各項的詳情載於本招股章程「與北京大學的關係」一節內「持續關連交易」一分節。

(f) 於重組完成及四名國內發起人及其他五位發起人注資後，本公司從事設計及發展嵌入式技術及嵌入式系統產品。本公司擁有5種嵌入式系統產品，分別為(i)ASIC；(ii)網絡安全產品；(iii)聰明咭應用系統；(iv)GPS應用系統及(v)無線火災警報系統。

C. 附屬公司

於最後實際可行日期，本公司概無附屬公司。

D. 有關業務的其他資料

1. 重大合約概要

1. 由北京天橋與本公司於二零零零年四月十七日訂立之技術特許權協議，由二零零零年四月十七日起為期十年，該合約乃有關獨家使用應用230m頻寬之GPS技術，而本公司須向北京天橋支付該等產品總銷售額3%之專利費用；

2. 四名國內發起人（甲方）與本公司（乙方）於二零零零年四月十七日訂立之不競爭協議，據此，甲方與乙方協定，不會並促使彼等各自之附屬公司不會直接或間接從事或參與任何可能與乙方之嵌入式系統業務直接或間接構成競爭之業務；

3. 北京大學（甲方）與本公司（乙方）於二零零零年四月十七日訂立之不競爭協議；據此，甲方（代表研究所）與乙方協定不會直接或間接從事或參與可能與乙方之嵌入式系統業務直接或間接構成競爭之任何業務；

4. 青鳥與本公司於二零零零年四月十七日訂立之合約轉讓協議，據此，青鳥以無償方式向本公司轉讓3份有關發展IC咭系統之未完成合約，以及一份有關位於北京中成廣場之若干物業之租賃協議；

5. 北京天橋與本公司於二零零零年四月十七日訂立之合約轉讓協議，據此，北京天橋以無償方式向本公司轉讓4份有關提供GPS產品及服務之合約，以及一份有關發展IC咭系統之未完成合約；

6. 深圳市北大青鳥科技有限公司（「深圳北大科技」）與本公司於二零零零年四月十七日訂立之合約轉讓協議，據此，深圳北大科技以無償方式向本公司轉讓其樓宇租賃合約及其與深圳市高新技術工業村發展公司訂立之補充協議；

7. 本公司（甲方）與宇環、青鳥軟件、青鳥及北京天橋（乙方）於二零零零年四月十七日訂立之技術合作及支援協議，內容關於乙方繼續須按市價向本公司提供有關研究及開發嵌入式系統之技術合作及支援；

8. 本公司與北京大學於二零零零年四月十七日訂立之技術合作及支援協議，內容關於北京大學繼續按市價向本公司提供有關研究及發展嵌入式系統之技術合作及支援；

9. 青鳥軟件與本公司於二零零零年四月十七日訂立之商標特許權協議，內容關於特許本公司以無償方式使用青鳥軟件722305號及722306號之商標，由該協議訂立之日起為期十年；

10. 微電子學研究所與本公司於二零零零年四月十七日訂立之技術設備租賃協議，內容關於微電子學研究所向本公司租出設備（進一步詳情載於該協議內），由協議日期起計為期五年，該協議載有條文，訂明本公司有權由二零零三年四月十七日起隨時以三個月通知提前終止協議，而本公司須向微電子學研究所支付每項設備每小時人民幣120元之租賃費用；

11. 本公司與微電子學研究所於二零零零年四月十七日訂立之技術設備租賃協議，內容關於微電子學研究所向本公司租出設備（進一步詳情載於該協議內），由協議日期起計為期五年，該協議載有條文，訂明微電子學研究所有權以三個月通知提前終止協議，而微電子學研究所須由二零零三年四月十七日起向本公司支付每年人民幣1,260,000元之費用；

12. 本公司與四川天目監控保安系統有限公司就銷售GPS及相關產品於二零零零年四月十七日日訂立之GPS總銷售協議，乃關於在訂立協議日期起為期十年銷售GPS及相關產品，據此，四川天目監控保安系統有限公司同意（其中包括）向本公司購買其所需要之所有GPS及相關產品；

13. 北京天橋與本公司於二零零零年四月十七日訂立之網絡安全產品總銷售協議，乃關於在訂立協議日期起計為期十年銷售網絡安全產品，據此，北京天橋同意向本公司購買其網絡安全產品之全部必需品；

14. 北京天橋與本公司於二零零零年四月十七日訂立之業務轉讓協議，乃關於以代價人民幣3,519,250元向本公司轉讓北京天橋有關GPS及相關產品之所有業務、資產、負債及技術物料；

15. 儀器廠與本公司於二零零零年四月十七日訂立之業務轉讓協議，乃關於以代價人民幣2,387,465元向本公司轉讓儀器廠有關IC咭應用系統及無線火災警報系統及相關產品之所有業務、資產、負債及技術物料；

16. 宇環與本公司於二零零零年四月十七日訂立之業務轉讓協議，乃關於以代價人民幣10,194,882元向本公司轉讓宇環有關ASIC及相關產品之所有業務、資產、負債及技術物料；

17. 青鳥與本公司於二零零零年四月十七日訂立之業務轉讓協議，乃關於以代價人民幣2,724,765元向本公司轉讓青鳥有關JB-SG2及相關產品之所有業務、資產、負債及技術物料；

18. 青鳥軟件有限公司與本公司於二零零零年四月十七日訂立之JB-CASE技術特許權協議，乃關於以無償方式向本公司授出一項非獨家特許權，以使用有關JB-CASE之技術，由協議日期起為期十年；

19. 北京大學與本公司於二零零零年四月十七日訂立之合約轉讓協議，乃關於北京大學以無償方式向本公司轉讓有關於政府部門安裝無線火災警報系統之未完成合約；

20. 青鳥軟件與本公司於二零零零年四月十七日訂立之分租合約，乃關於分租位於中國北京崇文區新世界中心北座辦公大樓9樓16室之辦公室物業，租期由二零零零年四月十七日起計至二零零二年十一月二十四日止，月租為每平方米11.0美元；及

21. 配售及包銷協議。

2. 知識產權

於最後實際可行日期，本公司已於香港申請註冊以下知識產權：

商標	級別	申請編號	存案日期
	9	14694/2000	二零零零年七月四日
	42	14695/2000	二零零零年七月四日

E. 董事、監事、管理人員和員工的其他資料

董事和監事

1. 服務協議詳情

各董事和監事分別與本公司訂立服務合約，為期三年。根據服務合約，各董事及監事將收取年薪（如內文所定）。服務合約並無訂明對董事年薪有任何調整。執行董事在董事會批准的情況下（有關董事不可投票）可獲得若干根據

本公司溢利計算的現金花紅。在任何一個財政年度內，應付予所有執行董事的酌情花紅最高總額不可超過有關財政年度內除稅及少數股東權益後的合併溢利5%，執行董事可享有有關中國法律和法規規定的福利。而非執行董事不得享有任何現金花紅。各監事可收取年薪（如內文所定）。各監事將不會獲得並非其他僱員普遍享有的任何實物利益。

各執行董事的現行基本年薪如下：

許振東	人民幣150,000元
陳　鐘	人民幣150,000元
張萬中	人民幣150,000元
徐祇祥	人民幣150,000元
劉　越	人民幣150,000元

各非執行董事的現行基本年薪如下：

楊芙清	人民幣20,000元
王陽元	人民幣20,000元
邢煥樓	人民幣20,000元
韓汝琦	人民幣20,000元
魯連城	人民幣20,000元

各獨立非執行董事的現行基本年薪如下：

劉永平	人民幣20,000元
南相浩	人民幣20,000元

本公司各監事的現行基本年薪如下：

張永利	人民幣10,000元
李　春	人民幣80,000元
范熠旻	人民幣10,000元
杜　虹	人民幣10,000元
盧　青	人民幣10,000元

2. 董事和監事的酬金

根據現行安排，董事將可收取截至二零零零年十二月三十一日止期間的酬金，預計總額約為人民幣890,000元（約837,726港元）。

根據現行安排，監事將可收取截至二零零零年十二月三十一日止期間的酬金，預計總額約為人民幣120,000元（約112,952港元）。

3. 董事和監事於本公司已發行股本的權益的披露

緊隨配售完成後，各董事及監事所擁有根據披露權益條例第28條須知會本公司及聯交所於本公司股本的實益權益（包括根據披露權益條例第31條或附表第一部被視為或當作擁有的權益），或根據披露權益條例第29條須記於該條所指之登記冊，或根據創業板上市規則第5.40至第5.59條須於股份上市後知會本公司及聯交所的權益如下：

董事／監事	權益類別	被視作於本公司股本中擁有的實益權益的百分比	股份數目
許振東	其他	8.178%	7,687,414
張萬中	其他	2.312%	2,173,224
劉　越	其他	2.312%	2,173,224
徐祗祥	其他	0.860%	808,650
陳　鐘	其他	0.860%	808,650
楊芙清	其他	1.290%	1,212,975
王陽元	其他	1.290%	1,212,975
張永利*	其他	0.430%	404,325
李　春*	其他	0.036%	33,668
范熠旻*	其他	0.016%	15,160

* 監事

附註：

上述各董事及監事被視為實益擁有之權益乃透過其於Heng Huat信託之權利而持有。Heng Huat及Gamerian Limited乃兩位股東，彼等分別實益擁有致勝資產已發行股本中約93.372%及約6.628%權益。致勝資產乃其中一位實益享有22,000,000股發起人股份之發起人。憑藉彼等各自於Heng Huat之權利，各董事及監事被視為擁有上述與彼等各自之姓名並列之發起人股份數目。

1. 除本招股章程所披露者外：

   (a) 本公司各董事或監事概無擁有根據披露權益條例第28條須於股份上市後隨即知會本公司和聯交所的本公司或任何聯營公司（如有）（定義見披露權益條例）股份或債券權益（包括任何根據披露權益條例

第31條或附表第一部被當作或視作擁有之權益)或根據披露權益條例第29條須於股份上市後隨即登記於該條例規定登記冊的權益,或根據創業板上市規則第5.40條至第5.59條有關董事進行證券交易之規定,須於股份上市後隨即知會本公司和聯交所的任何權益;

(b) 就各董事或監事所知,並無任何人士於緊隨配售完成後直接或間接擁有附有權利可於任何情況下在本公司或(如有)其附屬公司股東大會投票的任何類別股本面值10%或以上;

(c) 除上文所述者外,各董事或監事與本公司任何成員公司概無訂立或擬訂立任何服務合約(不包括於一年內屆期或僱主不作賠償(法定賠償除外)而終止的合約);

(d) 各董事或監事(本附錄第E段所述的任何人士除外)概無在發起本公司中擁有權益,在本公司任何成員公司於本招股章程刊行前兩年內買賣或租用或建議買賣或租用的任何資產中亦無擁有任何權益;

(e) 各董事或監事在本招股章程刊行日期仍然有效且對本公司業務有重大影響的任何合約或安排中概無擁有重大權益;

(f) 各董事或監事概無持有本公司的任何股份,亦無擁有可認購或提名他人認購本公司任何成員公司之證券的權利(不論是否合法執行);

(g) 各董事、監事、彼等的聯繫人士(定義見創業板上市規則)或就董事所知擁有本公司已發行股本5%以上的本公司股東,概無擁有本公司五大供應商或五大客戶任何權益;及

(h) 除已披露者外,各董事或監事均非一家擁有本公司股本權益的公司的董事或僱員,而有關權益須於股份上市後根據披露權益條例第二部的規定隨即向本公司披露:—

(i) 楊芙清教授乃青鳥軟件的法定代表；

(ii) 許振東先生、張萬中副教授、劉越教授及魯連城先生乃致勝資產的董事；及

(iii) 許振東先生、張萬中副教授、劉越教授乃Heng Huat的董事。

F. 購股權計劃之條款概要

1. 以下為本公司股東於二零零零年七月五日以決議案有條件批准採納之購股權計劃之主要條款概要。購股權計劃須待達成下文第1(16)分段所列條件後，方獲採納：

(1) 參與人士之資格

董事會可酌情邀請本公司或其附屬公司的任何全職僱員(包括任何執行董事)(「僱員」)按下文(5)分段所計算之價格認購H股，惟(a)在限制中國公民認購及買賣H股之有關中國法規或具類似效力之法規之現行限制(「H股限制」)予以廢止或撤銷前；或(b)中國證監會或中國其他有關政府機關已批准因行使購股權計劃項下可能授出之任何購股權而發行新股份前，身為中國公民且已取得認購股份之購股權之僱員概無權行使購股權。

(2) 授出購股權

購股權不應在可影響股價之事件發生後或須就影響股價之事項作出決定時授出，直至該影響股價之資料已根據創業板上市規則第16章之規定發表公布為止。購股權尤其不應在初步公布年度業績或刊發中期業績前之一個月內授出，直至該等資料已根據創業板上市規則第16章之規定發表公布。

(3) 接納購股權建議後之付款

僱員須在接納購股權建議後支付人民幣1元予本公司。

(4) 購股權之條款及條件

向身為中國公民之僱員提呈購股權之條件為（其中包括）由該等僱員就此接納之購股權，直至(a)H股限制予以廢止或撤銷；及(b)中國證監會或中國其他有關政府機關已批准行使購股權計劃可能授出之任何購股權為止，方予行使。在上述規限下，購股權或會根據本公司全權酌情釐定之有關授予、行使或其他方面之條款及條件（例如將購股權之行使與本公司任何成員公司、承授人或任何組別之僱員能否達致某個里程碑或彼等之表現掛鈎）而授出，惟該等條款及條件不應與購股權計劃之任何其他條款及條件不符。董事會須先行核實該等僱員是否為受H股限制規限之中國公民後，方可向全職僱員授出購股權。

(5) 股份價格

根據購股權計劃，H股之認購價將為由董事會釐定及已通知各承授人之價格，但並不少於(a)H股於發售當日（必須為一個營業日）在聯交所每日報價表所列報之收市價、(b)H股於發售當日之前連續五個營業日在聯交所每日報價表所列報之平均收市價及(c)H股面值三者中之最高者。

(6) H股最高數目

根據購股權計劃及任何其他計劃可認購H股之總數合共不得超過本公司在二零零零年七月五日起計連續10年指定期間內不時已發行股份之30%（或創業板上市規則可能容許之較高百分比）（不包括(a)因行使根據購股權計劃及任何其他計劃所授購股權而發行之H股；及(b)就(a)所述之該等H股而按比例獲進一步發行之股份）。

(a) 除非已根據下文(b)或(c)或(d)段另行獲得股東之批准，否則根據購股權計劃及任何其他計劃或會授出之購股權項下可供發行之H股總數，不得超過本公司不時已發行股數之10%；

(b) 本公司可在股東大會上尋求股東批准延續此一10%限制。然而，在此情況下，根據購股權計劃及本公司其他有關計劃授出之購股權項下可供發行之H股總數，不得超過批准延續此一限制當日本公司股數之10%；

(c) 本公司可另行在股東大會上尋求股東批准在10%上限之外授出購股權，條件為，在尋求批准前，(i)受購股權計劃及本公司其他有關計劃規限之H股總數合共不得超過獲批當日本公司總股數之30%；及(ii)10%上限之外之購股權僅可授予本公司指定之參與者；及

(d) 本公司另行在股東大會上尋求股東批准向本公司指定之參與者授予10%上限之外之購股權。

倘任何一位僱員悉數行使購股權而會導致該僱員有權認購之最高股份總數超過根據購股權計劃已向其發行或仍可向其發行之股份總數之25%，則不可向該位僱員授出購股權。

(7) 行使購股權之期限

身為中國公民且已接納認購H股之購股權之全職僱員概不得行使任何上述購股權，直至(a) H股限制予以廢止或撤銷；及(b)中國證監會或其他有關政府機關已批准行使根據購股權計劃可能授出之任何購股權為止。在上述規限下，購股權可於董事會通知各承授人之期間(「購股權期限」)內，遵照購股權計劃之條款隨時行使，惟無論如何該購股權必須由購股權批出之日起計3年後至10年內行使。

(8) 權利屬承授人個人所有

購股權僅屬承授人個人所有，不可轉讓、出讓、質押、按揭、抵押，且不得訂立任何可產生為或就任何購股權之第三者權益之擔保。

(9) 終止受僱、身故、接管、妥協或自動清盤時之權利

在下述規限下，及H股買賣限制已予廢止或撤銷，且已獲中國證監會及中國任何其他有關政府機關批准行使購股權計劃項下可能授出之任何購股權之情況下，承授人(或其個人代表)可在下列事項發生後按以下方式行使購股權：

(a) 終止受僱時之權利

倘購股權承授人因任何理由(身故、失職或若干其他原因除外)不再為僱員，則承授人可於終止受僱當日以後三個月內行使其截至終止受僱當日獲授之購股權(以尚未行使者為準)，否則其購股權將告失效。該終止

受僱日期為承授人於本公司之有關公司任職之最後一個實際工作天（不論是否以支付薪金代替通知）。

(b)　身故時之權利

倘購股權之承授人在悉數行使其購股權前身故，而並無任何事項足以構成其離職之理由，則承授人之私人代表有權自承授人身故之日起計12個月期內行使承授人於身故時所獲之最高配額（以尚未行使者為限）。

(c)　接管時之權利

倘所有H股持有人（或收購人及／或為其控制之人士及／或與其一致行動之人士之外之所有上述持有人）在中國及／或香港面臨接管形式之全面收購），且就中國之全面收購建議而言，該全面收購建議責任並無獲中國證監會豁免，以及就香港之全面收購建議而言，該收購建議成為或宣布成為無條件，則承配人（或其個人代表）可於21日內書面通知本公司以行使購股權（以未行使者為限），全面行使或以該通知所述為限。

(d)　妥協時之權利

倘所有股份持有人面臨安排計劃形式之全面收購，且該計劃已在規定會議上獲足夠人數之股份持有人批准，則承配人（或其個人代表）其後（但須於本公司所通知之時間之前）可書面通知本公司以行使購股權，全面行使或以該通知所述為限；及

(e)　自動清盤時之權利

倘本公司向其股東發出通知，召開大會以考慮並酌情批准將本公司自動清盤之決議案，本公司須於同日，或緊隨其向各股東寄發上述通知後，就此向全體承配人發出通知（連同有關此段行使規定之通知）而各承配人（或其個人代表）在本公司擬召開股東大會至少兩個營業日前可藉書面通知本公司，連同所收通知之H股認購價總額之全數滙款，有權隨時行使其全部或部份購股權，至於本公司則會盡量（且於任何情況下不得遲於上述擬召開之股東大會日期前一天），將有關H股配發予承配人及列作繳足股

份。本公司就考慮並酌情批准有關(a)可能導致本公司解散之本公司合併或分拆；或(b)根據公司法或公司組織章程細則之有關規定解散本公司之決議案而向股份持有人發出之通告，將為召開以考慮決議案（就本條款而言，定義為本公司自動清盤之決議案）之股東大會之通告。

(10) **股本變動之影響**

倘本公司之股本架構在任何購股權仍然可予行使時出現任何變動，則在一名獨立財務顧問或本公司當時之核數師核實認為公平合理之情況下，須對尚未行使之購股權或行使購股權之認購價作出相應修訂（如有），惟任何該等修訂不可致使H股以低於其面值發行或致使股份之發行令承授人獲發本公司已發行股本之比例有別於其較早前有權獲發之股本比例，而倘以發行股份作為一項交易之代價導致股本架構出現任何變動，則不可作出任何變動。

(11) **購股權之失效**

(i) 在下文(11)(b)分段規限下，購股權應在下列事件（以最早發生者為準）發生時自動失效及不可行使（以尚未行使者為準）：

(i) 購股權期限屆滿時；

(ii) 第1 (9) (a)、(b)及(c)分段所述期限屆滿時；

(iii) 待債務償還計劃生效後，第1 (9)(d)分段所述期限屆滿時；

(iv) 購股權之承授人因（包括但不限於）不當行為、破產、無力償債及刑事罪行被定罪之理由被解僱而不再成為僱員之日；

(v) 第1 (9)(e)分段所指本公司開始自動清盤之日；或

(vi) 承授人違反第1(8)分段之日；或

(b) 倘承授人為中國公民且不再為全職僱員或於終止為全職僱員前身故，或倘接管或安排計劃或自動清盤形式之全面收購建議於H股買賣規定之條件達成或符合前，或於取得中國證監會或中國其他有關政府機關批准行使購股權計劃項下可能授出之任何購股權前開始，已授出之購股權將即時失效。

(12) H股之地位

因行使購股權而配發之H股須受當時生效之本公司之公司細則所限制，並與購股權獲行使當日之已發行繳足股份享有同等權益，尤其可全權享有購股權獲行使當日或該日以後所派付或作出之所有股息或其他分派（惟倘記錄日期在購股權獲行使之日之前，則先前宣派或建議或議決派付或作出之任何股息或其他分派除外）。

除文義另有所指外，購股權計劃內「H股」一詞包括因本公司不時拆細、合併、重新分類或重組股本而導致發行之本公司之任何面值股份。

(13) 註銷所授出之購股權

註銷任何已授出但尚未行使之購股權必須經本公司之股東在股東大會上通過，惟參與者及彼等之聯繫人士必須放棄投票。任何在大會上就批准該項註銷而作出之表決必須以投票方式進行。

(14) 購股權計劃之期限

購股權計劃於二零零零年七月五日起計為期10年持續有效（惟本公司可於股東大會以普通決議案終止或董事會可於任何時間終止購股權計劃），在該期限後，將不會授出任何其他購股權，但購股權計劃之規定在各其他方面仍具有完全之法律效力，於購股權計劃期限內授出之購股權仍可根據發行條款繼續行使。

(15) 購股權計劃之變動

董事會可通過決議案更改購股權計劃之任何方面，但該計劃中有關創業板上市規則第23.03條所述事項之規則不得為擴展合資格授出購股權之人士之類別或為承授人或日後之承授人之利益而更改（本公司股東在股東大會上（參與者及彼等之聯繫人士須放棄投票）及（如適用）H股股東另行舉行股東大會作出事先批准者則除外）。然而，所作之更改不得對更改生效前已授出或同意將予授出之任何購股權之發行條款造成不利影響，惟倘獲得根據本公司當時之公司細則就修改股份所附權利所須之大部份承授人所給予之同意或批准則除外。

除根據購股權計劃現有條款自動生效之更改外，購股權計劃之條款及條件之任何重大更改必須經聯交所批准。

(16) 購股權計劃之條件

購股權計劃須待(a)聯交所創業板上市委員會批准購股權計劃及據此授出之任何購股權，以及因行使購股權計劃所授購股權而可能發行之任何股份上市及買賣；及(b)配售包銷商於配售及包銷協議項下之責任（包括（如適用）因獲豁免任何條件）成為無條件，且並無根據該協議之條款或其他原因而予以終止，方告作實。本公司已向聯交所創業板上市委員會申請批准購股權計劃、根據購股權計劃授出購股權以及因行使購股權計劃所授購股權而可能發行之H股上市及買賣。

(17) 管理

購股權計劃由獨立非執行董事組成之委員會管理。就購股權計劃之管理事宜提述董事會時，乃指根據本第1(17)分段成立之董事委員會。

2. 購股權計劃之現況

(1) 須取得創業板上市委員會之批准

購股權計劃須待（其中包括）聯交所創業板上市規則委員會批准購股權計劃及據此而授出任何購股權，並批准因行使購股權計劃項下可能授出之購股權而將予發行之任何H股上市及買賣，方可作實。

(2) 申請批准

本公司已向聯交所創業板上市委員會申請上文第(1)分段所指之批准。

(3) 授出購股權

於本招股章程刊發之日，本公司並無根據購股權計劃授出或同意授出購股權。

(4) 授予關連人士購股權

根據創業板上市規則，授予關連人士購股權（定義見創業板上市規則）須獲本公司獨立非執行董事批准。

倘擬授予本公司某名關連人士（亦為主要股東）或其聯繫人士（定義見創業板上市規則）購股權，且該等擬授出之購股權一經加上該關連人士於過去12個月已獲授之購股權，將使此人有權收取超過當時0.1%本公司全部已發行股本，而其價值在5,000,000港元以上者，則是項擬議批授須獲股東在股東大會上批准。除涉及在內之關連人士外，本公司所有關連人士均須在該等股東大會上棄權投票（欲投票反對擬議批授之關連人士除外）。本公司須就此編製股東通函，對是項擬議批授加以解釋，對將予批授之購股權之數目及條款加以披露，以及奉上獨立非執行董事就是否投票贊成擬議批授之推薦意見。

G. 其他資料

1. 稅項賠償保證及遺產稅

根據配售及包銷協議，四名國內發起人已向本公司及配售包銷商保證及立約承諾，倘因任何關於配售及包銷協議日期當日或之前所賺得、應計或收取之收入、溢利或收益而須本公司繳付有關稅項債務，彼等將作出賠償及不使本公司承擔任何部分及全部稅項債務，惟下列情況除外：

(a) 本公司在截至一九九九年十二月三十一日止之經審核合併賬目內已就該稅項作出撥備者；

(b) 該申索乃在配售及包銷協議訂立日期後因法例或其詮釋或應用產生任何具追溯效力之變更而須徵收稅項而導致產生或招致之申索，或在配售及包銷協議訂立日期後因具追溯力之稅率上升而產生或招致之申索；及

(c) 本公司根據重組並無特別承擔之稅項債務。

各董事知悉，本公司或任何附屬公司根據中國法律毋須就遺產稅承擔重大負債。

2. 訴訟

本公司或本公司任何其他成員概無涉及任何重大訴訟或仲裁，具就董事所知，本公司或本售團各成員公司亦無尚未了結或面臨的重大訴訟、仲裁或索償。

3. 保薦人

(a) 大福融資已代表本公司向聯交所創業板申請批准本招股章程所述已發行及將予發行之H股及因根據購股權計劃授出之購股權獲行使而須予發行之任何新H股上市及買賣。

(b) 大福融資將就向本公司提供顧問服務而收取一般專業費用，年期涵蓋截至二零零零年十二月三十一日止餘下財政年度及其後兩個財政年度。

(c) 大福證券(大福融資之聯繫人士)作為配售包銷商，將根據配售及包銷協議收取包銷佣金。

4. 概無重大不利逆轉

除本招股章程所披露者外，董事相信，自一九九九年十二月三十一日以來，本公司的財政或經營狀況或前景概無重大不利逆轉。

5. 開辦費用

本公司的開辦費用估計約為人民幣40,000元（約38,000港元），並由本公司支付。

6. 發起人

本公司的發起人為青島軟件、宇環、青鳥、北京天橋、New View Venture Limited、亞洲技術投資有限公司、龍騰投資有限公司、致勝資產及Hinet Company Limited。除本招股章程所披露者外，於緊隨本招股章程刊行日期前兩年內，並無就配售或本招股章程所述的有關交易而支付、配發或給予，或擬支付、配發或給予發起人任何現金、證券或其他利益。

7. 專業人士的資格

名稱	專業資格
大福融資	註冊投資顧問
安達信公司	執業會計師
競天公誠律師事務所	中國律師
西門（遠東）有限公司	物業估值師

8. 專業人士同意書

大福融資、安達信公司、競天公誠律師事務所及西門（遠東）有限公司已就本招股章程的刊行分別發出同意書，同意按本招股章程所載形式和涵義，轉載其報告及／或函件及／或估值證書及／或引述彼等的名稱，彼等迄今並無撤回其同意書。

9. 約束力

倘依據本招股章程提出認購申請，則本招股章程即具效力，使全部有關人士須受香港公司條例第44A及44B條的所有規定（罰則除外）所約束。

10. 其他事項

除本招股章程所披露者外：

(a) 於本招股章程刊行日期前兩年內，本公司或其任何附屬公司（如有）並無發行或同意發行任何已繳足或未繳足股款的股份或借貸資本，以換取現金或其他非現金代價；

(b) 本公司或其任何附屬公司（如有）的股本或借貸資本概無附有購股權，亦無有條件或無條件同意附有購股權；

(c) 於本招股章程刊行日期前兩年內，本公司或其任何附屬公司（如有）並無就發行或出售任何股份或借貸資本而給予佣金、折扣、經紀佣金或其他特別條款；

(d) 本公司並無任何發起人股份、管理人員股份或遞延股份。

A. 送呈公司註冊處的文件

隨同本招股章程一併送呈香港公司註冊處登記的文件包括本招股章程附錄五第G.8段所述的同意書、本招股章程附錄五第D.1段所述的重大合約副本及本招股章程附錄六B(b)段所述的調整報表副本。

B. 備查文件

下列文件(和有關英文譯本(如適用))由即日起至二零零零年八月三日(包括該日)的一般辦公時間內,可在史密夫律師行的辦事處查閱,地址為香港中環畢打街11號告羅士打大廈23樓:

(a) 本公司組織章程;

(b) 安達信公司為本公司編製之會計師報告(全文載於本招股章程附錄一)連同調整報表;

(c) 本招股章程附錄二所載有關本集團物業權益和業務權益的函件和估值證書;

(d) 本招股章程附錄五第D.1段所述的重大合約;

(e) 本招股章程附錄五第E.1段所述的服務合約;

(f) 本招股章程附錄五第G.8段所述的書面同意書;

(g) 中國公司法、特別規定和必備條款連同其非正式英文譯本;及

(h) 由本公司中國法律顧問競天公誠律師事務所於二零零零年七月十七日作出之中國法律意見。